Form 20-F
period 2004-03-31
AIR FRANCE                                              /FI
filed 2004-09-29
CIK 1110452

As filed with the Securities and Exchange Commission on September 29, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 1-32139

Air France - KLM

(Exact name of registrant as specified in its charter)

Not applicable	2, rue Robert Esnault-Pelterie 75007 Paris France	France
(Translation of registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, nominal value €8.50 per share

American Depositary Shares, each representing
one ordinary share

Warrants to purchase ordinary shares

American Depositary Warrants, each representing

one warrant to purchase ordinary shares

New York Stock Exchange* New York Stock Exchange New York Stock Exchange** New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
**	Not for trading, but only in connection with the registration of the American Depositary Warrants pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares, nominal value €8.50             269,383,518

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☒

Presentation of Information

On May 5, 2004, Air France combined with KLM Royal Dutch Airlines. On September 15, 2004, Air France transferred its assets, liabilities, businesses and operations to a French wholly-owned subsidiary in the “hive down” and was renamed Air France-KLM. In addition, the French wholly-owned subsidiary of Air France-KLM was renamed société Air France on such date. See “Item 4: Information on the Company – History of Air France-KLM – The Hive Down”. Accordingly, where Form 20-F directs us to provide information as of a date or for a period prior to the hive down on September 15, 2004, including, without limitation, as of and for the financial years ended March 31, 2004 and prior dates and years, we have given this information for Air France only. Where Form 20-F directs us to provide information as of a date reasonably close to the date of the filing of this annual report, we have given such information for Air France-KLM as of September 20, 2004, after completion of the hive down. Investors are advised that the information regarding Air France given in this annual report, including, without limitation, the information on Air France contained in “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” are not representative of the operations and results of operations and financial condition of combined Air France-KLM.

In this annual report, unless the context otherwise requires:

•	“Air France-KLM”, “we”, “us” and “our” mean Air France and KLM after completion of the exchange offer but before the hive down, and Air France-KLM and the combined operating companies after the hive down.

•	“Air France” refers to société Air France or Air France and its consolidated subsidiaries, as the context requires, either before or after the hive down, as the context requires.

•	“KLM” refers to KLM Royal Dutch Airlines or the KLM group, as the context requires.

•	“AFOP” refers to Air France Compagnie Aérienne (before the hive down), a French, wholly-owned subsidiary of Air France, to which Air France has transferred its assets, liabilities, businesses and operations in the hive down. AFOP was renamed société Air France on September 15, 2004.

•	the “combination” refers to the combination of the business and operations of Air France and KLM, the principal terms of which were set forth in a framework agreement.

•	“Combined operating companies” means:

–	after completion of the exchange offer but before the hive down, Air France, KLM and their respective affiliates, and

–	after the hive down, société Air France (formerly AFOP) and KLM and their respective affiliates (but not Air France-KLM).

•	the “exchange offer” refers to the offer launched on April 5, 2004 and completed on May 3, 2004 by Air France to acquire all of the outstanding common shares of KLM in exchange for Air France shares and Air France warrants, including Air France shares in the form of American Depositary Shares (ADSs) and Air France warrants in the form of American Depositary Warrants (ADWs).

•	the “framework agreement” refers to the framework agreement, including its schedules, entered into by Air France and KLM on October 16, 2003 setting forth the principal terms of the combination and the exchange offer, including the new corporate governance arrangements for Air France-KLM.

•	The “hive down” refers to the transfer, as approved on September 15, 2004, by Air France of its assets, liabilities, businesses and operations to AFOP (which was renamed société Air France on such date).

•	the “privatization” refers to the effective transfer of a majority of Air France’s share capital on May 6, 2004 to the private sector upon the creation of 45,938,857 new Air France shares and 41,762,597 new Air France warrants to compensate the tender of KLM common shares in the exchange offer.

•	“United States” or “U.S.” are to the United States of America, references to “France” are to the Republic of France and references to “the Netherlands” are to the Kingdom of the Netherlands.

Unless otherwise indicated, statements in this annual report relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources.

For your convenience, we have rounded some financial data. As a result, the totals of the data presented may vary slightly from the actual arithmetic totals of that data.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains or incorporates by reference “forward-looking statements” regarding the intent, belief or current expectations of Air France-KLM and it’s respective directors and officers about Air France-KLM and its businesses. Generally, words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions identify forward-looking statements.

We caution that these statements are further qualified by the risk factors disclosed in this annual report that could cause actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Item 3: Key Information – Risk Factors”.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among other factors:

•	the risk that Air France and KLM will not be integrated successfully and expected synergies and cost savings will not be fully achieved or achieved within the expected time frame,

•	our ability to develop an integrated strategy for Air France-KLM,

•	the future level of air travel demand,

•	competitive pressure among companies in our industry,

•	changes in the cost of fuel or the exchange rate of the euro to the U.S. dollar and other currencies,

•	actions or decisions by courts and regulators or changes in applicable laws or regulations (or their interpretations), including the laws and regulations governing the structure of the combination, the right to service current and future markets and laws and regulations pertaining to the formation and operation of airline alliances,

•	our future load factors and yields,

•	the effects of terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs of security, the cost and availability of aviation insurance coverage and war risk coverage and the price of jet fuel,

•	industrial actions or strikes by our employees or employees of our suppliers or airports, and

•	changing relationships with customers, suppliers and strategic partners.

We also caution that the information given in this annual report with respect to Air France, including, without limitation, the information on Air France contained in “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” is not representative of the operations and results of operations and financial condition of combined Air France-KLM.

Part I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Historical Financial Data

Presented below are selected historical consolidated financial data of Air France as of and for each of the years in the five-year period ended March 31, 2004. The selected consolidated financial data as of and for each of the years in the five-year period ended March 31, 2004 have been derived from Air France’s audited consolidated financial statements. Air France’s consolidated financial statements as of and for the years ended March 31, 2003 and 2004 have been audited by Deloitte Touche Tohmatsu and KPMG S.A., its statutory auditors, as indicated in their report appearing elsewhere in this annual report. Air France’s consolidated financial statements as of and for the year ended March 31, 2001 and 2002 have been audited by Deloitte Touche Tohmatsu.

Air France has prepared its audited consolidated financial statements in accordance with generally accepted accounting principles in France (French GAAP). French GAAP differs in important respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of the principal differences between French GAAP and U.S. GAAP relevant to Air France, together with a reconciliation of its net income and shareholders’ equity under French GAAP to net income and shareholders’ equity under U.S. GAAP, see notes 35 to 38 to our consolidated financial statements.

Air France’s results of operations for the financial years ended March 31, 2004 and 2003 are not directly comparable to those for the financial year ended March 31, 2002 because of changes to its accounting principles under French GAAP described in note 2.1 to its consolidated financial statements. As a result of these changes, for Air France’s consolidated financial statements for the financial year ended March 31, 2003 and subsequent periods, Air France decided to adopt, with retrospective application as of April 1, 2002, an individual component approach whereby it recognizes or capitalizes costs attributable to major airframe inspections and engine maintenance of aircraft held under full ownership and capital leases measured under French GAAP. Prior to April 1, 2002, Air France recorded a provision for costs related to major airframe inspections and directly expensed engine maintenance costs under French GAAP. The adoption of the component approach also requires the recording of net provisions for major overhauls of aircraft held under operating leases. Air France’s results of operations presented in this annual report are also not representative of the results of operations of combined Air France-KLM.

You should read the following selected consolidated financial data together with Air France’s consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2004		2003	2002	2001	2000
	(in millions, except shares and per share data)
	(€)	($)(1)	(€)	(€)	(€)	(€)
Amounts in accordance with French GAAP:
Stockholders’ equity	4,062	4,993	3,994	3,961	3,874	3,485
Total assets	12,959	15,929	12,608	13,364	12,457	11,366
Long-term debt and capital leases	4,091	5,029	3,730	4,244	3,667	3,689
Common stock	1,868	2,296	1,868	1,868	1,868	1,809
Operating revenues	12,337	15,165	12,687	12,528	12,280	10,324
Operating income	139	171	192	235	443	359

Net income	93	114	120	153	421	354

Earnings per share(2)
Basic	0.43	0.53	0.55	0.70	1.93	1.75
Diluted	0.43	0.53	0.55	0.70	1.93	1.75
Dividend declared per share	0.05	—	0.06	0.10	0.22	0.14
Dividend declared per share (in dollars)(1)	—	0.06	0.07	0.12	0.26	0.16
Average number of shares outstanding (in thousands)(2)
Basic	216,909		217,269	217,688	218,515	201,711
Diluted	216,909		217,269	217,688	218,515	201,711

Notes:
(1)	Translated solely for convenience at the noon buying rate on March 31, 2004 of $1.2292 per €1.00.
(2)	Excluding shares held by Air France.

	Year ended March 31,
	2004		2003	2002
	(in millions, except shares and per share data)
	(€)	($)(1)	(€)	(€)
Amounts in accordance with U.S. GAAP(2)
Stockholders’ equity	4,203.6	5,167.1	3,993.2	3,924.2
Total assets	14,575.0	17,915.5	13,924.5	14,358.5
Long-term debt and capital leases	4,932.8	6,063.0	4,605.1	4,931.9
Common stock	1,857.8	2,283.6	1,868.0	1,868.0
Operating revenues	12,295.6	15,113.8	12,669.2	12,544.4
Operating income	190.9	234.7	192.6	169.8

Net income	188.5	231.7	167.8	90.7

Net income per share(3)
Basic	0.87	1.07	0.77	0.42
Diluted	0.87	1.07	0.77	0.42
Dividend declared per share	0.05	—	0.06	0.10
Dividend declared per share (in dollars)(1)	—	0.06	0.07	0.12
Average number of shares outstanding (in thousands)(3)
Basic	216,909		217,269	217,688
Diluted	216,909		217,269	217,688

Notes:
(1)	Translated solely for convenience at the noon buying rate on March 31, 2004 of $1.2292 per €1.00.

(2)	Air France has provided amounts in accordance with U.S. GAAP as of and for the years ended March 31, 2004, 2003 and 2002. Air France was not required to issue financial statements in accordance with U.S. GAAP for any period prior to April 1, 2001. Accordingly, amounts for the years March 31, 2001 and 2000 have been omitted from the table above.
(3)	Excluding shares held by Air France.

Exchange Rate Information

In this annual report, references to “euro” or “€” are to the unified currency that was introduced in connection with the European Economic and Monetary Union in the participating member states of the European Union on January 1, 1999. References to “USD”, “dollars” or “$” are to the currency of the United States of America.

For your convenience, this annual report contains translations of euro amounts into dollars at specified exchange rates. These translations have been made at the indicated noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not representations that the euro amounts actually represent these dollar amounts or could be converted to dollars at the rates indicated.

The noon buying rate on September 20, 2004 was $1.2264 per euro.

The following tables set forth, for the periods indicated, information concerning the noon buying rate expressed in dollars per euro. Such rates are provided solely for your convenience. They are not necessarily the rates used by Air France in the preparation of its financial statements. No representation is made that the euro could have been, or could be, converted into dollars at the rates indicated below:

Year ended March 31,	Average(1)	High	Low	Period-end rate
2000	1.023775	1.0887	0.9524	0.9574
2001	0.906875	0.9648	0.8270	0.8794
2002	0.879708	0.9310	0.8370	0.8717
2003	1.003283	1.1062	0.8750	1.0900
2004	1.180396	1.2845	1.0628	1.2289

Note:
(1)	The average of the noon buying rates on the last day of each month during the period.

Month	High	Low
March 2004	1.2445	1.2099
April 2004	1.2366	1.1825
May 2004	1.2264	1.1822
June 2004	1.2322	1.2006
July 2004	1.2452	1.2018
August 2004	1.2368	1.2025

Fluctuations in the dollar/euro exchange rate will affect the dollar equivalent of the euro price of our shares and warrants on Euronext Paris and Euronext Amsterdam. As a result, the dollar/euro exchange rate is likely to affect the market price of our ADSs and ADWs in the United States. These fluctuations will also affect the dollar amounts received by holders of our ADSs on conversion by the ADS depositary of any cash dividends paid in euro on our shares.

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, resulting in a decline in the trading price of our ordinary shares, warrants, ADSs or ADWs. The risks set forth below comprise all material risks currently known to us. However, there may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks Related to the Airline Industry

Future terrorist attacks, the threat of attacks or regional instability, medical epidemics or threats or fears of epidemics may worsen conditions in the airline industry.

The terrorist attacks in the United States on September 11, 2001 had a significant negative effect on the global economy, political stability and market conditions around the world. Airlines, in particular, experienced significant revenue losses and incurred substantial additional costs, principally as a result of a decrease in demand for air travel, significantly higher costs of insurance and passenger and aircraft security, and decreases in the resale prices of some types of aircraft. Regional instability following hostilities in Iraq has had a material adverse effect on the airline industry. Any future terrorist attack, military action, or the threat of attacks or action, in the Middle East or elsewhere, could result in a general reduction in airline passenger traffic and prices for airline travel, newly imposed air traffic restrictions in affected regions and an increase in fuel or insurance costs, all of which could have a material adverse effect on our business. Additionally, passenger volumes may significantly decrease in the event of a medical epidemic or threat or fear of an epidemic. For example, the outbreak of SARS in 2003 resulted in a sharp reduction in air traffic and revenue related to Asia. The prolonged existence of a medical epidemic, or the perception that an outbreak has not been contained or may occur again in the future, may have a material adverse effect on the demand for our air services to or from affected countries.

Insurance costs increased significantly after September 11, 2001, and may increase in the future, and the amount of available insurance coverage may be further limited as the result of similar events.

Following the terrorist attacks on September 11, 2001, insurance premiums for airlines increased significantly, especially for risks relating to terrorism. In addition, in the immediate aftermath of September 11, 2001, insurance companies renegotiated insurance coverage for certain risks relating to war and other hostilities, charging substantially higher rates and limiting coverage to a uniform amount of $50 million. As a result, the European Commission authorized European governments to offer coverage to airlines, at a charge, for loss amounts that exceeded the insurance coverage available in the market for war and other hostilities. Notwithstanding a decrease in our insurance premiums for the financial year ended March 31, 2004, in the event of further terrorist attacks or acts of war, government support similar or comparable to the coverage that was made available in the immediate aftermath of September 11, 2001 may not be made available, insurance premiums may be increased further or insurance may be made available only with additional limitations on coverage. Any failure to obtain adequate insurance coverage or insurance coverage at financially acceptable terms in the future would materially adversely affect our business, financial condition and results of operations.

Government support of airlines may have a distorting effect on competition in the airline industry.

Following the events of September 11, 2001, a number of countries took measures to help airlines extend coverage for damage caused to third parties on the ground as a result of terrorist acts, since the coverage available in the insurance market was limited. The French State and the Netherlands offered airlines, for a charge, an extension of coverage for loss amounts that exceeded the insurance coverage available in the market.

From November 1, 2002, France and the Netherlands phased out this additional coverage at the direction of the European Commission, and European airline companies were required to obtain insurance coverage from private insurance companies. The United States, however, passed legislation permitting federal authorities to maintain government guarantees in favor of U.S. airline companies covering damage caused to third parties on the ground, passengers, crew and aircraft, at cost levels substantially below those borne by European airlines. Added to the substantial subsidies received from U.S. federal authorities and the costs of new security measures assumed by the U.S. federal authorities following the events of September 11, 2001, the reduced insurance costs paid by U.S. airlines have offered, and continue to offer, U.S. airlines a significant competitive advantage over their European competitors, particularly on routes over the North Atlantic. Similar measures taken by governmental authorities in the future may have a material adverse effect on our business.

High fixed costs and low profit margins may limit profitability in the airline industry.

The airline industry is characterized by low gross profit margins and high fixed costs. The expenses of each flight do not vary significantly with the number of passengers or amount of cargo carried and, therefore, a relatively small change in the number of passengers or in the pricing or traffic mix could have a significant effect on operating and financial results. Accordingly, a minor shortfall from expected business levels could have a material adverse effect on our financial performance.

The airline industry is by nature cyclical and seasonal, which may cause our results to vary widely.

Our businesses are highly sensitive to local, regional and international economic conditions. Our business, financial condition and results of operations are subject to changing economic and political conditions prevailing from time to time in the principal markets throughout the world. Because both business and leisure airline travel is discretionary, our business tends to experience severe adverse financial results during general economic downturns. In addition, during an economic downturn, we may also be required to accept delivery of new aircraft that we have agreed to purchase even if the new aircraft are not required for our current operations, or may be unable to dispose of unnecessary aircraft on financially acceptable terms.

The airline industry tends to be seasonal in nature. The demand for scheduled airline services is lowest during the winter months, which generally results in seasonal fluctuations in revenues and results of operations. Our results of operations for the interim periods of any financial year may not be indicative of our results of operations for the full year.

Changes in international, regional and local regulation and legislation could significantly increase our costs of operations or reduce our revenues.

Our operations are subject to a high degree of international, European and national regulation covering most aspects of its operation, including traffic rights, fare setting, operating standards (the most important of which relate to safety, security and aircraft noise), airport access and slot availability.

Additional laws and regulations and additional or increased taxes, airport and navigation rates and charges have been proposed from time to time that could significantly increase our cost of operations or reduce our revenues. The ability of European carriers to operate international routes is subject to change because the applicable arrangements between European and foreign governments may be amended from time to time, or because appropriate slots are not available. Laws or regulations enacted in the future may adversely affect our business.

Risks Related to the Business

The integration of Air France and KLM may be difficult and expensive and may not result in the benefits that we currently expect.

The combination has involved the integration of two large and complex businesses that have historically operated independently. The achievement of expected synergies from the combination will require the integration of various aspects of the businesses of Air France and KLM including new corporate governance arrangements established under the framework agreement.

Air France’s and KLM’s goal in integrating their operations is to increase the revenues and earnings of the combined businesses through cost savings, including announced restructuring plans and operational benefits and, as a combined group, to increase our ability to satisfy the demands of our customers, our employees and our shareholders. In so doing, we may encounter substantial difficulties in integrating its operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the combination, and could even incur substantial costs.

Air France and KLM may not successfully implement and adapt to the new corporate governance arrangements established under the framework agreement.

The framework agreement established a series of new corporate governance arrangements relating to the combined operating companies’ corporate structure. These arrangements include the establishment of a strategic management committee that determines the common position of Air France and KLM with respect to all major strategic decisions relating to commercial, financial, technical and operational matters. We must also respect the assurances given to KLM and the State of the Netherlands in accordance with the framework agreement. Furthermore, the hive down established a new holding company, Air France-KLM, over the combined operating companies. Our management may not successfully adapt to this new environment, and they may find it difficult and time-consuming to implement the new corporate governance arrangements.

Regulatory authorities have imposed conditions and may impose additional conditions that could reduce the expected benefits of the combination.

Air France and KLM, in order to secure the approval of the combination by the European Commission on February 11, 2004, agreed to make a number of concessions in respect of the operations of Air France-KLM, including a commitment to release take-off and landing slots to competitors at certain airports. While we do not believe that compliance with the Undertakings will have a material adverse effect on our operations and the financial impact on us is difficult to predict with certainty.

On June 14, 2004, easyJet launched an appeal before the European Court of First Instance against the approval of the combination by the European Commission. Should the decision of the European Commission approving the combination be partially or totally overruled, the European Commission would have to re-examine the combination under the conditions stipulated by the judgment. In addition, Air France and KLM were granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Act by the U.S. Department of Justice and have obtained antitrust clearance from the relevant authorities in several other countries where they operate. However, Air France and KLM have not requested antitrust clearance in every country in which they operate. Although we believe that the risk is not significant, antitrust or other regulatory agencies in a jurisdiction where Air France or KLM has not requested clearance could take action under applicable law to restrict our operations.

Substantial competition from other major airlines, high-speed rail travel and “low-cost” airlines may harm our business.

The airline industry is highly competitive and prone to price discounting. On April 1, 1997, the air travel market in the European Union was fully liberalized and, as a result, any European airline is able to compete with Air France and KLM in their domestic and European markets. Liberalization of the European market and the resulting competition among carriers has led to a general decrease of airfares and an increase in the number of competitors in many lines of business. We currently face substantial competition from other carriers. This competition is likely to increase further.

With respect to short-haul and medium-haul flights in or from France, the Netherlands and other European countries, we currently face competition from providers of alternative forms of transportation. In particular, we compete directly with the French high-speed train system (the TGV) on transportation to major French cities, which are the targeted market for Air France’s shuttle services. The Eurostar train service to London competes directly with Air France’s flights to London. An expansion of the TGV system within France or high-speed rail service within Europe generally could have a significant adverse effect on our business, financial condition and results of operations.

In addition, we face increasing competition from low-cost airlines that have become significant competitors in the European airline industry in recent years. The percentage of routes on which we compete with carriers having substantially lower operating costs has grown significantly over the past decade. Such competition is likely to continue at this level or intensify in the future. Moreover, the increase in pricing transparency resulting from the use of the Internet has enabled consumers to more easily obtain the lowest fare on any given route. Continued or increased competition from other carriers, including low-cost airlines, could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by high aircraft fuel prices.

After labor costs, fuel costs constitute the single largest portion of our operating costs. For the year ended March 31, 2004, fuel costs represented 10.7% of Air France’s operating expenses. The price of aircraft fuel is strongly correlated to the price of petroleum. The average price of petroleum between January and March 2004 was $31.2 per barrel, between April and June 2004 was $35.8 per barrel and between July and September 2004 was $40.8 per barrel. These rates are very high by historical standards. Aircraft fuel costs may be affected by a number of factors, including fluctuations in the euro/dollar exchange rate, political events, war or the threat of war, and the coordinated pricing decisions of producer cartels such as OPEC. We seek to reduce this risk by hedging against the price of petroleum. Notwithstanding the application of hedging policies and possible adjustments in fares across the industry during periods of sustained high fuel prices, high aircraft fuel costs have had a material adverse effect on our business, financial condition and results of operations in the past, and may have such an effect on us in the future. In addition, while we purchase our fuel in dollars, our reporting currency is the euro. Adverse fluctuations in foreign exchange rates may further exacerbate the effects of high fuel prices.

Fluctuations in foreign exchange rates and increases in interest rates may negatively affect our results.

Given the international nature of its business, we receive a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies, particularly dollars, and will be exposed to fluctuations in the exchange rates between those currencies and the euro. Our dollar revenues are less than our dollar costs, such as fuel costs and payments under aircraft operating leases. As a result, the recent sharp decline of the dollar against the euro has had a positive impact on our profitability by decreasing our costs more rapidly than its revenues. However, if the dollar were to increase in value against the euro, our costs would rise more rapidly than revenues, negatively affecting profitability. We estimate that Air France’s net exposure to the dollar (dollar costs minus dollar revenues) was approximately $800 million during each of its last two financial years. We seek to reduce this risk by hedging against currency fluctuations. With respect to the British pound and Japanese yen, we currently have more revenues than costs in those currencies, so that a decrease in their value would have a negative effect on our profitability. As a result, significant increases in the value of the dollar or, to a lesser extent, decreases in the value of the pound or yen, could have a material adverse effect on our business, financial condition and results of operations, despite efforts to hedge against these fluctuations.

We are also exposed to increases in interest rates. At March 31, 2004, 35.0% of Air France’s net debt had variable rates of interest. A significant rise in interest rates could substantially increase the cost of this debt, reducing our financial results.

The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance could have a material adverse effect on our business.

Maintenance and development of alliances and other strategic relations are critical to our business. Air France is a member of the SkyTeam alliance with Delta Air Lines, Korean Air, Aeroméxico, CSA Czech

Airlines, and Alitalia. Separately, KLM, Continental Airlines and Northwest Airlines were admitted as members of the SkyTeam alliance on September 13, 2004. We also have a joint venture with Alitalia. The success of these alliances depends in part on the actions and strategic plans of the other airlines over which we have little control. The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from the alliance altogether could have a material adverse effect on our business.

In addition, we believe that further industry consolidation is likely, whether through additional alliances or otherwise. A failure to maintain or develop strategic alliances could adversely affect our business, financial condition and results of operations.

Our development of new routes depends on access to a limited number of “slots” at international airports that may be withdrawn if not sufficiently used.

Our ability to add additional flights to the existing schedules of Air France and KLM will be constrained, in part, by the availability of slots at the world’s main airports. In the European Union, air carriers must generally use an allocated slot at a minimum of 80% of the level of use during the period the slot was assigned. Air France and KLM may lose flight slots granted to them should they not use those slots at an 80% level. In addition, Air France and KLM have committed to the European Commission to make slots available to competitors on certain routes under certain circumstances.

Compliance with environmental regulations may affect our existing or future operations and result in additional costs.

The airline industry is subject to environmental laws and regulations and will be subject to further environmental laws and regulations in the future. These environmental laws and regulations relate to, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, air emissions and environmental contamination clean-up. In recent years, French, Dutch, E.U. and U.S. regulatory authorities have issued a number of directives and other regulations including regulations relating to aircraft noise and age. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life. We expect to incur expenditures on an ongoing basis to comply with such regulations. Compliance with these laws could restrict our ability to modify or expand facilities or continue operations, or could require us to install costly pollution control equipment or incur other significant expenses, including remediation costs. See “Item 4: Information of the Company—Regulation of Air France—Other Regulatory and Legal Issues Relating to Our Operations—Environmental Protection and Anti-Noise Standards”.

The assurances to KLM and the State of the Netherlands could limit our ability to take certain actions.

In connection with the combination, Air France and KLM granted certain assurances to the State of the Netherlands. The assurances granted to the State of the Netherlands have a term of five or eight years from completion of the offer, depending on the assurance in question. The State assurances are intended to preserve the network quality of KLM at Schiphol airport, which, according to the State of the Netherlands, is a matter of public interest for the Netherlands, and include certain binding commitments by both Air France and KLM. In addition, Air France and KLM agreed to certain assurances designed to preserve basic principles underlying the business combination. These assurances could limit our ability to respond to changes in the competitive or economic environments in which it will operate, and could therefore have a material adverse effect on our business and financial condition.

Financing may not be available to us on acceptable terms in the future.

Because the airline industry is by its nature capital intensive, Air France and, in particular, KLM have incurred significant indebtedness and capital commitments to finance their ongoing operations. Air France and

KLM have been able to finance their operations and capital needs in part because their main assets, aircraft, have been attractive as security to lenders and other financiers. However, there can be no assurance that aircraft or any other assets held by Air France or KLM will continue to provide attractive security for lenders. Any prolonged restriction on the ability to raise money in the market in the future could adversely affect our ability to borrow, which could in turn have an adverse impact on its business and results of operations.

Unfavorable outcomes of lawsuits may weaken our liquidity position.

We are involved in various legal actions for which we have not recorded provisions because management believes they are without merit. In particular, Air France and KLM are two of three major European airlines who, along with several U.S. airlines, are being sued in a class-action case brought by five travel agents domiciled in the United States in respect of an alleged illegal agreement in restraint of trade under the Sherman Antitrust Act. The amount of damages jointly sought from the defendant airlines in respect of the claims amounts to $17.5 billion, which could triple under legislation covering illegal agreements. This case was decided in favor of the airlines on October 30, 2003, but the plaintiffs have appealed the decision. Unfavorable outcomes of such actions could have a material adverse effect on the results of operations and weaken our liquidity position. See “Item 4: Information on the Company—Business of Air France—Legal Proceedings”.

High labor costs or an inability to conclude future collective labor agreements on satisfactory terms may result in a decrease in our operating margins.

Wage rates have a significant effect on our operating results. Our profitability could suffer if it is not able to conclude future collective labor agreements on satisfactory terms with its employees. For the year ended March 31, 2004, labor costs represented 33.4% of Air France’s operating expenses.

Labor disruptions could result in reduced revenues and increased costs.

Air France has historically experienced periods of labor disruption or work stoppages, including immediately prior to the multi-year labor agreement with its pilots in 1998 and prior to the new pilots’ agreement signed in June 2003. If we are not able in the future to renew our collective labor agreements or other key agreements with our employees in a satisfactory way, or if any strike, work stoppage or work slowdown occurs, our business, financial condition and results of operations could be adversely affected.

Disruption of air traffic control and other airport services may have a material adverse effect on our business.

Our operations rely upon the services of third parties such as those provided by air traffic controllers and public safety officials, and we use the services of third parties such as handling and private security agents in the ordinary course of its business. We have no direct control over the activities of these third parties and could be directly affected by any change, interruption or termination of their activities. For example, a series of strikes led by air traffic controllers in France during the spring of 2003 reduced Air France’s revenues for the year ended March 31, 2004 by an estimated €80 million. Any interruption in the normal business activities of these third parties, such as operational malfunctioning or a series of prolonged strikes, or an increase in airport or rental fees charged in connection with the use of these services, could have a material adverse effect on our business, financial condition and results of operations.

The closure of terminal 2E at Roissy-CDG may affect our existing or future operations and result in additional costs.

Air France terminated operations in terminal 2E at Roissy-CDG on May 23, 2004, following the collapse of part of the roof of the newly built terminal. Terminal 2E was constructed and is owned by Aéroports de Paris (ADP) and was used primarily for Air France long- and medium-haul flights. Air France flights have been rerouted to the five other terminals at Roissy-CDG. Despite the unavailability of the facilities in terminal 2E, Air France maintained its summer 2004 schedule as originally planned by relying on the remainder of the airport’s facilities. Ninety-two Air France and SkyTeam flights have been reassigned to other terminals and certain long-haul flight times have been revised to accommodate the longer time required for ground services such as check-in, boarding and connections.

In spite of the diminished service offerings available at terminal 2E and the increased costs associated with reassigning flights to other terminals, we do not believe these events will have a significant impact on our results of operations. Although we are currently seeking compensation from the entities or persons liable for damages and the supplemental costs incurred in connection with the collapse of terminal 2E, there can be no guarantee that these costs will be reimbursed. Additionally, there can be no guarantee that Roissy-CDG’s remaining facilities will be sufficient to accommodate our regularly scheduled flights or that we will be able to maintain its flight schedule without incurring additional costs due to the rerouting of passengers or corresponding delays, which could have an adverse affect on our business, results of operations and financial condition.

We will be obliged to adopt new accounting standards that may materially change our financial statements and financial reporting.

We currently prepare our consolidated financial statements in accordance with French GAAP and prepares a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP. E.U. regulations require that all companies whose securities are listed in the European Union, including Air France-KLM, must apply International Financial Reporting Standards (IFRS) in preparing their financial statements for financial years beginning on or after January 1, 2005. Because IFRS emphasizes the measure of the fair value of a company’s assets and liabilities, applying these standards to our financial statements may have a considerable effect on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangible assets, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

Risks Related to our Securities

Substantial sales of our shares or ADSs, or the issuance by us of equity-linked securities, could cause the price of our shares, ADSs, warrants and ADWs to decline.

The number of our shares available for sale or trading in the public markets have increased as a result of the exchange offer and the following other factors:

•	the French State announced its intention, and committed in the declaration of understanding entered into with the State of the Netherlands on October 16, 2003, to decrease its shareholding in Air France-KLM to less than 20%, in one or more stages, as soon as market conditions permit, and there can be no certainty as to the timing, amount and manner of sales of our shares by the French State, and

•	shares representing 9.4% of the current share capital of Air France-KLM held in Air France-KLM savings plans on behalf of employee shareholders became eligible for sale from May 2004 by those employee shareholders.

The increase in the number of our shares eligible for sale or trading, or the perception that sales may occur, could adversely affect the market or the market price of our shares, ADSs, warrants and ADWs. In addition, we may in the future issue equity-linked securities to finance its operations. This could adversely affect the market for, or the market price of, our shares, ADSs, warrants and ADWs.

Fluctuations in the exchange rate between the dollar and the euro may reduce the dollar market value of our ADSs as well as the dollar value of any dividends that we may pay.

We will pay any cash dividends on our shares in euro, and, the ADS depositary will convert such euro amounts into dollars to pay any dividends on the ADSs. Exchange rate movements will affect the dollar value of these dividends as well as any other dollar distributions paid to you if you hold ADSs. Exchange rate movements will also affect the market value of our ADSs and ADWs.

Our interest in KLM may be diluted.

The State of the Netherlands has an option, which was amended in the amended state option, to acquire the number of KLM preference shares B necessary to provide the State of the Netherlands with 50.1% of the capital stock and voting rights of KLM, irrespective of the total issued share capital of KLM at any given moment. The State of the Netherlands may exercise the amended option in the event that any key country served by KLM restricts, terminates or will restrict or terminate KLM’s operation of scheduled air services because of that country’s view that:

•	a substantial part of the share capital of KLM is not demonstrably Dutch-owned, or

•	KLM is not effectively controlled by Dutch nationals.

If the State of the Netherlands exercises this option, it will have the power, acting alone, to influence matters submitted for a vote of KLM shareholders. The amended state option has an initial duration of three years from completion of the offer but may be renewed by the State of the Netherlands up to three times for periods of 12 months each.

The State of the Netherlands agreed to exercise the voting rights attached to the preference shares B acquired upon any exercise of the amended state option in accordance with the best interests of KLM and the best interests of Air France-KLM and our shareholders. However, any determination made by the State of the Netherlands as to the best interests of KLM, us and our shareholders might not correspond to our views or the views of our shareholders as to such interests.

In addition, any dispute involving the State of the Netherlands, France and a government of a key country served by KLM under the relevant bilateral treaty over Dutch ownership or under certain bilateral treaties, effective control of KLM, could divert management attention and have an impact on our business.

Because we are subject to nationality-based ownership and control restrictions, non-European Union nationals, and in some cases, European Union nationals, may be compelled to sell our shares or ADSs.

To hold a license and an Air Operator Certificate allowing them to operate scheduled airline services on European routes, European airlines, including Air France and KLM, must at all times be majority owned and effectively controlled by E.U. nationals. In addition, applicable bilateral air traffic treaties with non-E.U. countries typically require that the air carriers designated by each country to operate the routes covered by the relevant bilateral treaty be substantially- or majority-owned and effectively controlled by that country or its nationals. Either country that is a party to a bilateral treaty may withdraw or amend the terms and conditions of the operating authorization of an air carrier designated by the other country if the air carrier does not satisfy these ownership and control requirements.

Our interest in KLM may be diluted as a consequence of the application of these requirements to KLM as explained in this annual report under the heading “—Risks Related to the Business—Our interest in KLM may be diluted”. In addition, in order to protect our authority to operate airline services in Europe and under relevant bilateral treaties, our articles of association, and the deposit agreement relating to our ADSs, contain compulsory transfer provisions whereby non-E.U. and, in certain cases, E.U. nationals, may be forced to sell all or part of their Air France-KLM shares or ADSs if 45% or more of our share capital or voting rights are held, directly or indirectly, by non-French nationals. See “Item 10: Additional Information—Form and Holding of Shares— Compulsory Transfer of Shares” and “Item 10: Additional Information—American Depositary Shares—Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France-KLM Shares”.

If you fail to comply with the notification requirements under French law and our articles of association, you could be deprived of some or all of your voting rights and be subject to a fine.

Holders of our shares, including shares represented by ADSs, are subject to various notification requirements under our articles of association and French law. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33.3%, 50% or 66.6% of our outstanding shares or voting rights must notify Air France-KLM and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold may be deprived of voting rights for up to two years on the demand of any shareholder. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, and you may be subject to a fine of €18,000 at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets.

In addition, under our articles of association, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 0.5% of our outstanding shares or voting rights or a multiple thereof up to 50% must notify us within 15 calendar days of crossing the ownership threshold. If you fail to comply with this notification requirement, your shares, including shares represented by ADSs, may be deprived of voting rights for up to two years on the demand of any one or more shareholders owning, together, at least 0.5% of our share capital.

For a more detailed description of these notification requirements, see “Item 10: Additional Information—Requirements Applicable to Shareholdings Exceeding Certain Percentages” and “Item 10: Additional Information—American Depositary Shares—Requirements Applicable to Shareholders Exceeding Certain Percentages”.

Holders of our ADSs may have difficulty exercising some of their rights as shareholders.

The ADS depositary may use discretion to take action or exercise rights on behalf of each ADS holder in a number of circumstances, including the exercise of rights that holders of ADSs may have to subscribe for or acquire new Air France-KLM shares. In addition, holders of our ADSs will only be able to exercise their voting rights by instructing the ADS depositary to vote on their behalf, and, therefore, the process for exercising voting rights will take longer for holders of our ADSs than for holders of our shares. For this reason, a deadline will be set by the ADS depositary by which it must receive voting instructions from all our ADS holders. The ADS depositary will not exercise voting rights with regard to any ADSs for which it does not receive voting instructions by the deadline. See “Item 10: Additional Information—American Depositary Shares—Voting Rights”.

Under French law, holders of our securities have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in our governance.

In general, under French law, only our board of directors may call a meeting of shareholders. In limited circumstances, a shareholders’ meeting may be called by an attorney appointed by a court at the request of the holders of 5% or more of Air France-KLM’s capital stock or a duly qualified group of shareholders who have held their shares in registered form for at least two years and together hold at least 1% of Air France-KLM’s voting rights. In addition, only shareholders or groups of shareholders representing at least 5% of Air France’s share capital may submit proposed resolutions for meetings of shareholders. As a result, the ability of holders of our shares to participate in and influence our governance is limited.

As a foreign private issuer, we are permitted to file less information with the SEC, which may limit the information available to holders of our securities.

As a foreign private issuer, we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for the solicitation of proxies for shareholder meetings. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act are required to file their reports. Therefore, there may be less publicly available information about Air France-KLM than is regularly published by or about other public companies in the United States.

Our ADS and ordinary share price could be volatile and could drop unexpectedly and investors may not be able to sell their ADRs or ordinary shares at or above the price they paid.

The price at which our ADSs and ordinary shares trade may be influenced by a large number of factors, some of which will be related to the airline industry and equity markets generally. As a result of these factors, investors may not be able to resell their ADSs or ordinary shares at or above the price which they paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

•	Announcements by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	Sales of blocks of our shares by significant shareholders;

•	Potential litigation involving us or the airline industry generally;

•	Changes in recommendations by securities research analysts;

•	Fluctuations in foreign exchange rates and fuel prices;

•	The performance of other companies in the airline sector;

•	Regulatory developments in the principal markets in which we operate;

•	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments; and

•	General economic and market conditions.

Item 4: INFORMATION ON THE COMPANY

History of Air France-KLM

Introduction

Air France was founded in 1933 following a merger of the major French airlines of the time, Air Union, Air Orient, Société Générale de Transports Aériens, Compagnie Internationale de Navigation Aérienne and Aéropostale. Immediately prior to the Second World War, Air France owned a fleet of 85 aircraft operating over several main networks: Continental Europe, the Mediterranean Basin, Africa, America, the South Atlantic and one route to China.

Nationalized in 1945, Air France acquired the rights to operate all French airline routes existing immediately after the war. On July 1, 1946, when the first Paris-New York service was inaugurated with a journey time of 23 hours and 45 minutes, the Air France network covered approximately 160,000 kilometers.

From 1946 to 1963, Air France developed a major international network. In 1959 and 1960, Air France commissioned its first Caravelles and Boeing B707s, the latter particularly used on the Paris-New York route, reducing flight time on this route to eight hours – 15 hours and 45 minutes less than in 1946. Concorde, the first commercial supersonic aircraft, began commercial operations in 1976 on the Paris-Rio, Paris-Caracas and Paris-Washington routes and, in 1977, after the U.S. authorities granted authorizations, linked Paris to New York with a flight time of three hours and 45 minutes.

At the same time, since 1946, other French airlines were developing. Union Aéromaritime des Transports and Transports Aériens Intercontinentaux, which operated in French-speaking Africa and served some destinations in Asia jointly with Air France, merged in 1963 to form Union des Transports Aériens (UTA). In January 1990, Air France acquired UTA.

Air France participated in the establishment of Air Inter, a domestic airline, with Société Nationale des Chemins de Fer (the SNCF, the French national railway network) and the Caisse des Dépôts et Consignations (a French financial institution). In 1990, Air France, which held 36% of Air Inter, purchased UTA, which, separately, held an approximately 36% interest in Air Inter. The newly-formed group covered the French domestic routes and all the major international destinations served from France. Air France and UTA merged in 1992 and finally, in 1997, Air France merged with Air Inter, which had been renamed Air France Europe.

The main stages in the development of the legal structure of Air France and Air France-KLM were:

•	August 30, 1933 – the founding of Air France.

•	June 16, 1948 – the creation of “Compagnie nationale Air France”, a limited liability company with a board of directors to which all the assets, rights and obligations of the former Air France, a limited liability company, were transferred.

•	January 29, 1990 – the acquisition of UTA, after which Air France controlled 72% of Air Inter.

•	December 29, 1992 – the merger of Air France and UTA, a limited liability company with employee shareholding (SAPO), after which UTA, the surviving entity, changed its name to “Compagnie nationale Air France”.

•	July 25, 1994 – the formation of the holding company “Groupe Air France”, wholly owned by the French State and whose business purpose was the holding of the majority of the registered share capital of the Compagnie nationale Air France and Air Inter.

•	January 25, 1995 – a change in corporate form whereby Compagnie nationale Air France changed its form from a SAPO to a limited liability company, a more traditional corporate form.

•	January 1, 1996 – the change of Air Inter’s name to “Compagnie Air France Europe” and the commencement of the combined companies’ operations under the trade name “Air Inter Europe”.

•	April 1, 1997 – the commencement of Air France’s management of Air France Europe’s business.

•	September 12, 1997 – the merger of Groupe Air France and Air France Europe into Compagnie nationale Air France, with retroactive effect from April 1, 1997, creating a unified corporate structure grouping Air France’s domestic, European and long-haul operations under a common parent corporation, renamed “société Air France” on July 2, 1998.

•	February 22, 1999 – the initial listing of Air France’s shares on the Monthly Settlement Market following the combined offering of the share capital of société Air France to 2.4 million private individuals, international institutions, and 72% of Air France’s employees.

•	June 22, 2000 – the launching of the SkyTeam and SkyTeam Cargo alliances, with founding members Air France, Aeroméxico, Delta Air Lines and Korean Airlines, later joined by Alitalia and CSA Czech Airlines.

•	1999 – 2001 – the creation of a regional division through the acquisition of CityJet (1999), Brit Air (2001), and Régional (2001) and the integration of these three airlines into Air France’s regional network.

•	2001 – the open sky agreement between the U.S. and France enables the European SkyTeam alliance companies and Delta Air Lines to obtain antitrust immunity from the U.S. Department of Transportation on all transatlantic flights.

•	2002 – SkyTeam benefits from both trans-Atlantic and trans-Pacific antitrust immunity.

•	2003 – Air France celebrates the 70th anniversary of its founding.

•	2004 – Air France merges with KLM Royal Dutch Airlines and is privatized due to the effective transfer of a majority of its share capital to the private sector in connection with the exchange offer. In September, Air France transfers its assets, liabilities, businesses and operations to a French wholly-owned subsidiary and is renamed Air France-KLM.

Our corporate existence will continue, subject to dissolution or prolongation, until July 3, 2045.

Our registered office is located at 2, rue Robert Esnault-Pelterie, 75007 Paris, France and our telephone number is +33 1 41 56 75 14. Our postal address is 45, rue de Paris, 75747 Roissy CDC Cedex, France. We have designated Air France as our agent in the United States located at 125 West 55th Street, New York, NY 10019.

The Combination with KLM and the Exchange Offer for KLM Common Shares

On October 16, 2003, Air France entered into the framework agreement with KLM in which Air France agreed to combine with KLM around the concept of “one group, two airlines”. The objective of the concept is to respect the identity, brand and cultures of the two airlines while achieving common results of operations. The framework agreement provided for, among other things, our acquisition of different classes of KLM shares, including by way of an exchange offer for all KLM common shares, the establishment of an administered shareholding structure intended to protect KLM’s international air traffic rights during an interim period of three years, the conduct of a “hive down”, whereby Air France has incorporated a wholly-owned subsidiary into which the assets, liabilities, businesses and operations of société Air France have been transferred, KLM’s admission into the SkyTeam alliance and corporate governance arrangements for Air France-KLM. As a result of the combination, the French State no longer owns a majority of our share capital.

Based on facts currently known, we estimate that the combined cost savings and revenue-increasing synergies arising from the combination will amount to an improvement in operating income of €385 million to €495 million per year after five years following the completion of the exchange offer. Of this figure, we expect that approximately 60% of the potential synergies will derive from cost savings while the remaining 40% will derive from increases in revenues.

The Offer and Acquisition of KLM Shares

On April 5, 2004, Air France commenced its exchange offer for all of the outstanding KLM common shares, including KLM common shares in the form of ordinary shares and New York registry shares. The exchange ratio was 11 Air France shares and 10 Air France warrants for 10 KLM ordinary shares and 11 Air France ADSs and 10 Air France ADWs for 10 KLM New York registry shares. Three Air France warrants or ADWs, as the case may be, entitle holders thereof to acquire and/or subscribe for two Air France shares or ADSs, as the case may be, at an exercise price of €20 per Air France share or ADSs, as the case may be. The warrants and ADWs have a maturity of three and a half years from May 6, 2004, and may be exercised beginning November 6, 2005.

Upon termination of the initial offer period on May 3, 2004, KLM’s shareholders tendered and Air France accepted 41,762,597 KLM common shares, including 7,708,460 New York registry shares. These KLM common shares represented 89.22% of KLM’s outstanding common shares. Accordingly, Air France issued 45,938,857 new Air France shares and 41,762,597 Air France warrants, including 8,479,306 ADSs and 7,708,460 ADWs. Air France was effectively privatized as a result of the issuance of the new Air France shares and ADSs, as the ownership in Air France of the French State was reduced to 44.7%. Air France provided a subsequent offer period, which began on May 4, 2004 and ended on May 21, 2004. Air France offered the same form and amount of consideration in the initial and the subsequent offering period. On the expiry date of the subsequent offering period, holders of KLM common shares had tendered a total of 45,093,299 KLM common shares, representing approximately 96.33% of KLM’s common shares. Accordingly, Air France issued to former KLM shareholders a total of 49,602,629 new Air France shares and 45,093,299 Air France warrants, including 8,708,840 shares represented by ADSs and 7,917,127 warrants represented by ADWs. Pursuant to the framework agreement, Air France also purchased all of KLM’s outstanding priority shares, which give Air France certain special governance rights in KLM, and purchased depositary receipts representing all of KLM’s cumulative preference shares C. In addition, Air France entered into agreements entitling Air France-KLM to acquire cumulative preference shares A in KLM at the same time and in the same proportion that the French State reduces its shareholding in Air France-KLM, or more rapidly at the discretion of the State of the Netherlands.

The Administered Shareholding

To permit the combination and with the aim of preserving KLM’s air traffic rights during an interim period of three years, Air France and KLM entered into administered shareholding arrangements with the State of the Netherlands. Under these arrangements, our direct ownership of, and voting rights in, KLM are, for a period of three years, limited to 49% of KLM’s nominal share capital. Air France-KLM currently directly owns all of KLM’s priority shares and a number of KLM common shares representing, together with the KLM priority shares, 49% of KLM’s nominal share capital and voting rights.

In addition, Air France-KLM owns depositary receipts representing KLM common shares tendered in the exchange offer in excess of 49% of the nominal share capital and voting rights of KLM. These depositary receipts carry the economic rights, but not the voting rights, of the underlying KLM common shares. The underlying KLM common shares are held by Stichting Administratiekantoor KLM (SAK I), a foundation incorporated under Dutch law. Air France-KLM also owns depositary receipts purchased from Rabobank Nederland Participatiemaatschappij B.V., representing KLM’s cumulative preference shares C. These depositary receipts carry the economic rights, but not the voting rights, of the underlying cumulative preference shares C. The underlying cumulative preference shares C are held by Stichting Administratiekantoor Cumulatief Preferente Aandelen C KLM (SAK II), another foundation incorporated under Dutch law.

KLM established SAK I and SAK II in accordance with the framework agreement as part of the effort to protect KLM’s international traffic rights during the interim period. Each of SAK I and SAK II are managed by a board of three independent persons, one of whom was appointed by Air France, one by KLM and a chairman was appointed jointly by the appointees of Air France and KLM. A majority of the board members of each foundation, including the chairman, are Dutch nationals and residents. The decisions of each foundation’s board must be by unanimous consent.

The State of the Netherlands owns KLM cumulative preference shares A equal to 14.1% of the voting rights in KLM and economic rights equivalent to 6% of the nominal value of the KLM cumulative preference shares A it holds. The State of the Netherlands has agreed to decrease its ownership in KLM proportionally to any decrease of the French State’s ownership in Air France-KLM, by selling and transferring the relevant cumulative preference shares A to Air France-KLM or, if the transfer occurs before May 6, 2007, to SAK I, which in turn shall issue the corresponding depository receipts to Air France-KLM. If it chooses, the State of the Netherlands may sell and transfer, and Air France-KLM will be obligated to buy, cumulative preference shares A in addition to those required by any decrease in the French State shareholding. After May 6, 2007, Air France-KLM will be able to purchase cumulative preference shares A from the State of the Netherlands directly.

Air France-KLM may, at its sole discretion, retain this or a different form of administered shareholding arrangements after May 6, 2007.

The following chart sets forth the current structure of Air France-KLM at the date of this annual report:

The Hive Down

Pursuant to the terms of the framework agreement and following approval of Air France’s shareholders in the general meeting held on September 15, 2004, Air France transferred its assets, liabilities, businesses and operations to AFOP in the hive down. In the same meeting, Air France changed its corporate name to Air France-KLM. Immediately thereafter, AFOP shareholders approved the transfer of such assets, liabilities, businesses and operations to it and approved the issuance of shares to Air France-KLM in connection therewith. In the same meeting, AFOP changed its corporate name to société Air France.

Following the hive down, our securities are listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange under our new name Air France-KLM.

The hive down enables AFOP (under its new name société Air France) to carry out the businesses and operations previously conducted by Air France prior to the hive down under the same terms and in the same manner as Air France prior to the hive down. All permits, licenses, authorizations and contracts necessary for the conduct of the business of Air France prior to the hive down have been transferred or newly granted to AFOP (under its new name société Air France).

We envisage that the combined group will ultimately be structured as one listed holding company, Air France-KLM, holding 100% of the nominal share capital and voting rights in two principal subsidiaries, KLM and Air France.

The following chart sets forth the intended structure of Air France-KLM after completion of the hive down and the end of the administered shareholding arrangements:

Intergovernmental Declaration of Understanding

The French State and the State of the Netherlands signed an intergovernmental declaration of understanding on October 16, 2003 acknowledging the importance of Roissy-CDG and Schiphol airports and declaring that the two countries will take into account the establishment of Air France-KLM in formulating airport policy and, more broadly, civil aviation policy. The two States have agreed to inform each other of air services negotiations of common interest with non-E.U. countries, consult with each other on developments of common interest in European civil aviation policy (specifically air transport relations with non-E.U. countries) and provide mutual assistance in the event of major difficulties with non-E.U. countries, particularly where airline traffic rights could be jeopardized due to changes in capital structure or due to an obstacle to commercial market access. According to the declaration, a committee chaired by the French and Dutch Directors-General of Civil Aviation will meet regularly to supervise the process of mutual information and coordination.

In the declaration, the French State committed, among other things, to reduce its shareholding in Air France-KLM, in one or more stages, to less than 20%, as soon as market conditions permit. The French State also undertook to vote its Air France-KLM shares in favor of the nomination to the Air France-KLM board of directors of a representative of the State of the Netherlands at the first general meeting of Air France-KLM following completion of the offer and to do so in the future as well, as long as it will have its own representative(s) on the Air France-KLM board of directors. In addition, both countries have agreed to reduce their equity participation in Air France-KLM, in the case of the French State, and in KLM, in the case of the State of the Netherlands, by a similar proportion over time, although the State of the Netherlands may reduce its shareholding more rapidly. The declaration also includes the commitment of the French State and the State of the Netherlands to negotiate and conclude, before April 1, 2004, a bilateral tax treaty in order to guarantee the right of the State of the Netherlands to tax the present and future air transport activities of the existing KLM enterprise or any of its successors. In this respect, a protocol to the tax treaty currently in force between France and the Netherlands has been signed on April 7, 2004 but, as of the date of this document, has not yet been ratified. KLM, Air France and the State of the Netherlands have agreed separately that Air France and KLM shall ensure that the place of effective management of KLM’s existing transport enterprise will be retained in the Netherlands for purposes of Dutch tax and the France-Netherlands double taxation convention at least until the bilateral treaty is ratified or the current convention is amended.

Assurances and Assurances Foundation

In connection with the combination, Air France and KLM granted assurances to the State of the Netherlands to preserve the network quality of KLM at Schiphol airport, a matter of public interest for the State of the Netherlands, while taking into account the best interests of Air France-KLM and its shareholders. The assurances granted to the State of the Netherlands have a term of five or eight years from May 6, 2004, depending on the assurance in question. In particular, the State of the Netherlands has agreed that each of Air France and KLM will remain an airline company operating from its home base in France and the Netherlands respectively and that each will retain its air operation certificate and operating licenses and will continue to fulfill the conditions necessary to maintain such licenses. In addition the State of the Netherlands has agreed to maintain KLM’s current portfolio of air traffic rights, other than those that have not been used by KLM for a period of 12 months.

Air France and KLM also agreed to various assurances to preserve their respective long-term interests, while taking into account the best interests of Air France-KLM and its shareholders. These assurances have a term until May 6, 2009, but will be evaluated after May 6, 2007. In particular, the combined group has committed to maintain and ensure a fair long-term development of international and intercontinental services on overlapping routes to and from both Roissy-CDG and Schiphol airports. Air France and KLM’s commitment to fair capacity development of both hubs includes a commitment that neither Air France nor KLM will change a unique passenger destination into a destination served by both hubs, unless certain conditions are met. In addition, Air France and KLM agreed to make investments, when economically justified, in both the cargo and passenger businesses at both Roissy-CDG and Schiphol airports.

Air France and KLM have established a foundation in the Netherlands to facilitate compliance with both sets of assurances. The foundation will, if requested to do so, render binding advice regarding possible contraventions of the assurances by Air France or KLM.

Tripartite Alliance Coordination Agreement

On September 30, 2003, Air France, KLM and Alitalia entered into a tripartite agreement listing the conditions and principles under which Air France, KLM and Alitalia will conduct a three-way commercial alliance. Air France and KLM agreed that it is in the joint interest of Air France and KLM to accelerate the integration of the Air France, Alitalia and KLM cargo activities and that it is the joint objective of Air France and KLM to establish a trilateral integrated approach by 2005. Discussions among the parties are currently ongoing.

Corporate Governance Arrangements

In the framework agreement, Air France and KLM agreed to an extensive set of principles that will apply to the corporate governance and organization of Air France-KLM.

Air France-KLM Management

As set forth in the framework agreement, our board of directors currently includes the chief executive officer of KLM, a director designated by the State of the Netherlands, and two directors proposed by the KLM supervisory board. Additionally, as contemplated by the framework agreement, the chief executive officer of KLM has been appointed as vice-chairman of our board of directors. The State of the Netherlands will be entitled to designate a director to our board of directors for so long as the French State is represented on our board.

For further information on our management structure, see “Item 6: Directors, Senior Management and Employees”.

The Strategic Management Committee

Pursuant to the framework agreement, Air France and KLM have established and will maintain a strategic management committee until May 6, 2007. The strategic management committee represents the common position of Air France and KLM with respect to all major strategic decisions relating to commercial, financial, technical and operational matters. For details on the strategic management structure, see “Item 6: Directors, Senior Management and Employees – Air France-KLM Board Committees – Strategic Management Committee”.

Other Significant Developments After March 31, 2004

Terminal 2E at Roissy-CDG

On May 23, 2004, part of the roof of terminal 2E at Roissy-CDG airport collapsed, causing the death of four passengers. Terminal 2E was constructed and is owned by ADP and was used primarily for Air France long- and medium-haul flights. Having opened in June 2003 with a capacity of 9 million passengers per year, terminal 2E was intended, together with terminal 2F, to service all flights of Air France and its SkyTeam partners. Despite the unavailability of the facilities in terminal 2E, Air France maintained its summer 2004 schedule as originally planned by relying on the remainder of the airport’s facilities in terminals A, B, C, D and F. Following the accident, the 92 flights which operated from this terminal were reassigned to other terminals to accommodate the summer 2004 schedule and certain long-haul flight times have been revised to accommodate the longer time required for ground services such as check-in, boarding and connections.

Air France was responsible as the lessee of terminal 2E for completely equipping, remodeling and decorating the private areas in the interior of the terminal. Air France’s expenses in connection with the work on terminal 2E were estimated to total €48 million, of which €40 million had already been spent. We are currently seeking compensation from the entities or persons liable for damages and the supplemental costs incurred in connection with the collapse of terminal 2E.

The interruption of the use of terminal 2E has complicated our operations for an undetermined period of time. However, in the long term, we do not believe that these events will undermine our strategy for growth in which terminal 2E plays a determining role. See “Item 3: Key Information – Risk Factors – Risks Related to the Business – The closure of terminal 2E at Roissy-CDG may affect our existing or future operations and result in additional costs”.

Business of Air France

Introduction

Air France, founded in 1933, is one of the largest airlines in the world, ranking third worldwide in terms of international passengers carried as of December 31, 2002, according to the International Air Transport

Association (IATA), and second among European airlines in Europe in terms of traffic (revenue passenger-kilometers) for the financial year ended March 31, 2004, according to the Association of European Airlines (AEA) with a market share of 17.3%. Air France is also the leading carrier in France.

Air France organizes its networks around three main platforms. Roissy-CDG is the main hub and the international platform for long- and medium-haul flights. Lyon-St. Exupéry is the secondary hub for medium-haul, intra-European connections. Orly is the platform for domestic point-to-point flights.

Air France’s core business of passenger transportation accounted for 83.2% of its total operating revenues of €12,337 million for the financial year ended March 31, 2004. Air France’s activities also include cargo (11.4% of total operating revenues for the financial year ended March 31, 2004), industrial maintenance (4.1% of total operating revenues for the financial year ended March 31, 2004) and other air transport-related activities, including catering (1.3% of total operating revenues for the financial year ended March 31, 2004).

The financial year ended March 31, 2004 was marked by a continued worldwide economic downturn exacerbated by the terrorist attacks against the World Trade Center and the Pentagon on September 11, 2001, the consequences of which continue to be felt throughout the air transport sector. The global economy was further strained during the financial year ended March 31, 2004 by geopolitical tensions surrounding the outbreak of the war in Iraq, which had the effect of significantly reducing transatlantic and Middle East traffic and, to a lesser extent, by the spread of SARS, which resulted in reduced air traffic levels to and from Asia. According to IATA, international traffic decreased 2.4% during the year ending December 31, 2003 as compared with the previous year. International traffic levels improved over the second half of 2003 and have increased 20.4% in the first six months of 2004, according to IATA.

In spite of the difficult environment, the losses experienced in the air transport sector in 2003 were significantly less than those experienced during the previous year. According to preliminary estimates by the International Civil Aviation Organization (ICAO), airlines of the organization’s 188 member states experienced a combined operating loss of 0.9%, an improvement over the operating loss of 1.6% in 2002. Operating revenues for these airlines in 2003 are estimated at $313 billion, an increase of approximately 2.3% as compared to 2002. According to IATA, since 2001, the international airline industry has lost approximately $30 billion ($4 billion in 2003).

The impact of the difficult environment in 2003 varied geographically. Asian airlines were particularly affected by the outbreak of the SARS epidemic. Traffic levels to and from the region decreased up to 51% at the height of the crisis. During 2003, international traffic of members of the Association of Asia Pacific Airlines (AAPA) decreased 9.7%. According to the AAPA, the SARS crisis effectively negated the growth of traffic experienced in the region over the previous three years.

U.S. airlines have not yet experienced a full recovery after the events of September 11, 2001. U.S. airlines experienced net losses of $4.9 billion in 2003 compared to losses of $11 billion suffered in 2002. Certain companies filed for protection under Chapter 11 bankruptcy laws in 2003, obliging them to put into place severe cost reduction programs. U.S. low-cost airlines, however, have experienced strong performance over the year with total net gains of $770 million among the top four budget airlines, compared with a net loss of $82 million in the previous year.

European airline members of the AEA were not as affected by the difficult environment of 2003. During 2003, traffic levels and capacity of European airlines increased 1.2% and 1.4%, respectively, according to the AEA, primarily due to the improved environment of the fourth quarter which offset the 6.8% decrease in traffic resulting from the impact of SARS. Air France, British Airways, Lufthansa and KLM were able to better resist the various crises and were well positioned to profit from the increase in traffic volumes due, we believe, to their efficient connection platform, strong balance sheets and the implementation of on-going cost savings plans. Between 2001 and 2003, the average load factor for these airlines on European routes increased from 59.0% to

62.0%. Certain European airlines who were particularly impacted by the crises over the past three years, however, have gone bankrupt, such as Sabena, or have reduced their level of activity, such as SwissAir (currently “Swiss”) or SAS.

The French market was significantly impacted by the SARS crisis and the consequences of the war in Iraq as 80% of its traffic measured in load factor originates overseas, according to the General Directorate of Civil Aviation (Direction Générale de l’Aviation Civile (DGAC)). DGAC estimated that these events resulted in the loss of between 1.2 and 1.8 million passengers during the year ended December 31, 2003. Furthermore, French airlines are in direct competition with the French high-speed rail network both domestically and to certain European destinations. French domestic passengers traffic decreased 5% in 2003 as compared to the previous year, while international passenger traffic increased 1% over the same period according to DGAC.

“Low cost” airlines have recently been introduced on the European market, following the example of the American market. Of the 44 low cost airlines created since 1995, half of which were created after 2001, only 34 were still operational in the summer of 2004. There are three classes of European low cost airlines: 19 low cost airlines were formed by third parties (eight of which are no longer operational), 13 low cost airlines were formed by existing airlines (one of which is no longer operational), 12 low cost airlines were formed by charter companies and tour-operators in 2002 (one of which is no longer operational). The eastward expansion of the European Union in May 2004 resulted in the introduction of new airlines with even greater reduced prices than those offered by the low cost airlines already on the market. Of the five new airlines of this type which have been announced since May 2004, three are already operational. Air France estimates that the number of passengers transported by low cost airlines in France has increased to 7.8 million in 2003 compared to 1.2 million in 1999. Carrying mostly passengers from the United Kingdom to France, easyJet and Ryanair are the second and fourth largest carriers in France with 3.2 million and 2.5 million passengers, respectively, in 2003 according to Air France internal estimates.

Notwithstanding the severe impact of this environment on the airline industry, Air France realized net income of €93 million for the financial year ended March 31, 2004. We believe that these results in a difficult environment evidence the efficient pursuit of our goal of profitable growth built around the following elements:

•	capitalizing on the full potential of its strategically-located hub at Roissy-CDG,

•	building on the strength of the SkyTeam alliance and its potential for further expansion,

•	maintaining a geographically diversified and well-balanced network,

•	leveraging our existing domestic base, and

•	continuing the rationalization of its fleet.

Air France’s sophisticated revenue management and its cost-saving program, which has helped to enhance cost-control and improve profitability, have been an important part of this strategy.

Strategy

Capitalizing on the Full Potential of Air France’s Roissy-CDG Hub

Air France’s main hub is located at Roissy-CDG, the third largest airport in Europe in terms of yearly passengers handled and the first airport in Europe in terms of yearly number of aircraft arrivals and departures as at December 31, 2002, according to Airports Council International. Since the implementation of the hub system in 1995, the weekly number of long-haul and medium-haul connections occurring in less than two hours has increased more than nine times from 1,886 to 17,268 by the summer season 2004 (source: OAG Band Summer 2004), making Air France’s hub at Roissy-CDG Europe’s most efficient hub and a natural point of entry to

Europe. Roissy-CDG benefits from four runways, three of which currently operate simultaneously, gradually increasing by 20% the number of slots at the airport. Air France’s new terminal 2E commenced operations on June 25, 2003 but was subsequently closed following the collapse of part of the roof on May 23, 2004. However, despite the unavailability of terminal 2E, Air France has maintained its 2004 summer schedule as originally planned.

The following table shows the average number of long-haul and medium-haul connection opportunities within two hours for the summer and winter seasons 2004, 2003 and 2002:

Season	2004	2003	2002
Summer(1)	17,268	16,062	15,875
Winter(2)(3)	—	14,870	14,043

Notes:

(1)	IATA summer season is April-October.
(2)	IATA winter season is November-March.
(3)	The winter season is referred to by the year in which it begins.

Building on the Strength of the SkyTeam Alliance

Air France is a founding member of the SkyTeam alliance formed in June 2000, which also includes Aeroméxico, Delta Air Lines, Korean Air, CSA Czech Airlines and Alitalia. KLM and its US alliance partners, Continental Airlines and Northwest Airlines, were admitted as members of the SkyTeam alliance on September 13, 2004. The SkyTeam alliance enables Air France-KLM to offer its customers a seamless and integrated air travel service spanning a worldwide network structured around a coordinated system of seven hubs located in Paris, Atlanta, Cincinnati, Mexico City, Prague, Rome and Seoul. We believe that the competitive landscape in the airline industry is undergoing a period of rapid and intense change and that strong global alliances are critical for profitable growth. Accordingly, our strategy is to continue to develop the SkyTeam alliance to reinforce the alliance’s position as an industry leader.

Our alliance strategy has three central components. First, we are actively working to deepen our relationship with existing alliance members through joint ventures and cross-shareholdings, such as we have with Alitalia. Second, SkyTeam members with antitrust immunity, such as Air France and Delta, are working closely to build a joint sales management system aimed at presenting “one face” to the global marketplace through harmonization of sales policies and IT systems, to increase frequencies through coordination on certain routes and to open additional routes to capitalize on new market opportunities. Third, we and other SkyTeam members are seeking to expand the alliance with potential new members. The addition of KLM, Continental Airlines and Northwest Airlines and, in the near future, of Aeroflot and China Southern, to the SkyTeam alliance is an extension of this strategy.

We believe the SkyTeam alliance has proven an effective means to lower our unit costs and to increase the scope of our offerings and market presence without incurring substantial additional investments. We also believe the SkyTeam alliance has proven critical to our ability to withstand periods of economic and geopolitical crisis by allowing for reduced capacity during business downturns while maintaining a commercial presence through code-sharing agreements.

Maintaining a Geographically Diversified and Well-Balanced Network

We have focused on constructing an efficient and balanced network. During the financial year ended March 31, 2004, the Air France group offered an average of more than 1,800 daily flights over a network covering 189 destinations in 84 countries and carried approximately 44 million passengers. The balanced diversification of Air France’s network is demonstrated by the geographical distribution of its revenues. Air France’s scheduled passenger operating revenues by market destination during the financial years ended March 31, 2004, 2003 and 2002 were distributed as follows:

	Year ended March 31,
Region	2004	2003	2002
Europe	26.4%	26.5%	26.9%
France	21.4%	19.7%	21.3%
North and Latin America	19.5%	20.2%	20.0%
Asia	10.7%	12.1%	11.8%
Africa and Middle East	11.2%	11.3%	10.3%
Caribbean and Indian Ocean	10.8%	10.2%	9.7%

Air France is not dependent on any one geographic region, and each region tends to react differently to changes in the economic and geopolitical environment. Air France has demonstrated that it is able to respond to crises by shifting capacity from negatively-affected markets to markets where demand remains strong.

Leveraging the Strength of Our Existing Domestic and Regional European Base

We consider our strength in France and Europe as critical to our long-term success. Air France reinforced its domestic and regional position through the acquisitions of the regional airlines CityJet (2000), Brit Air (2001), and Régional (2001). The acquisition of these airlines, each with a fleet of aircraft with a seating capacity of less than 100, allowed Air France to enter new regional routes with lower traffic volumes. We intend to further use our regional network to increase regional flight connectivity to our Roissy-CDG and Lyon-St. Exupéry hubs, thereby generating increased long- and medium-haul connecting traffic, and to improve customer appeal by increasing flight frequencies and services to a greater number of destinations.

In the face of competition from low-cost airlines and alternative modes of travel such as high-speed rail, Air France has traditionally maintained a flexible domestic fare structure based on reductions in ticket prices for advanced sales and reductions in business fares during non-peak travel times with lower load factors. The introduction of the La Navette shuttle service in 1996, focusing on high-frequency short-haul point-to-point traffic in France, has allowed us to remain competitive with alternative modes of transport such as the French TGV rail system and with low-cost air carriers.

Exploiting the synergies offered by the business combination of Air France and KLM

Air France and KLM have combined their businesses around the concept of “one group, two airlines”. The objective of this concept is to respect the identity, brand and cultures of the two airlines while achieving common results of operations. We believe that the similar business approaches of Air France and KLM to each of their core businesses of passengers, cargo and maintenance operations serve as a firm foundation for Air France-KLM.

We plan to exploit the synergies offered by the combination, including the following:

•	the economies of scale achievable through the combination of the complementary aspects of the two companies, including their hubs, passenger operations, cargo businesses and aircraft maintenance activities; and

•	the opportunity to realize significant cost savings and other synergies.

Complementary Hubs

We expect to achieve substantial synergies by coordinating flights at our two hubs, Roissy-CDG and Schiphol airports. We believe that the potential to expand capacity at the two airports will constitute a significant competitive advantage for the combined group because customers will be able to select more destinations with better schedules and Air France and KLM will derive cost advantages from increased economies of scale.

Complementary Passenger Operations

We believe that we are the leading European airline business in terms of passenger operations, based on the combined passenger traffic figures of the AEA. We believe that Air France’s and KLM’s passenger operations are highly complementary, especially with respect to long-haul and medium-haul routes. Of a total of 101 long-haul destinations served by Air France and KLM as of March 31, 2004, only 31 were common to both Air France and KLM. We intend to retain most of these common long-haul destinations, as they are routes with significant traffic flow and can therefore be served by both Air France from Paris and KLM from Amsterdam. We intend to improve service to their passengers by improving the schedule and the frequencies of the flights. The combination has added 43 long-haul destinations to KLM’s network and 27 long-haul destinations to Air France’s network. With respect to the European market, as between the two airlines, Air France has a stronger presence in Southern Europe while KLM has a stronger presence in Northern Europe. We intend to improve our business in Eastern Europe by taking advantage of synergies and efficiencies with respect to our passenger operations to Eastern European destinations.

Through full code-sharing and the harmonization of flight schedules, we believe that is the combination of the Air France and KLM networks will offer our passengers more destinations and better connections through the harmonization of flight schedules, the introduction of fare compatability and the launching of a common frequent flyer program. We believe that, by coordinating the marketing efforts and sales structures of Air France and KLM, we will have an enhanced global presence capable of targeting and serving a larger pool of potential passengers.

Air France’s and KLM’s existing partnerships also complement each other, particularly in the United States, where Air France’s SkyTeam partner Delta Airlines has an alliance with KLM’s partners Northwest Airlines and Continental Airlines. We expect to be able to benefit from these complementary partnerships by offering a more extensive range of flights and services to their customers.

Complementary Cargo Businesses

As in passenger operations, we believe that the combination will enable us to create and benefit from an extensive network for our cargo services. According to the IATA, for the year ended December 31, 2002, Air France ranked second and KLM ranked fifth among European airlines for international cargo transportation, excluding integrated cargo carriers. We believe that as a result of the combination, we will become the European leader in this area. In addition, we believe that we will be able to benefit from significant efficiencies and cost savings in the cargo business through coordinated freighter planning and more efficient hub handling in the cargo sector.

Complementary Aircraft Maintenance Activities

By combining Air France and KLM’s respective expertise and capabilities in aircraft maintenance, repair and overhaul services, we believe that we will be one of the world’s largest maintenance, repair and overhaul service providers in terms of operating revenues. Air France and KLM each enjoy strong relationships with major manufacturers of aircraft parts, including Airbus, Boeing and General Electric. We believe that we will have sufficient scale and capacity to build on those relationships and meet the maintenance requirements of the major global airlines, with capabilities to service the principal Airbus and Boeing products. Other important synergies may result from the integration of Air France’s and KLM’s supplies purchasing activities, which should reduce overall costs.

Continuing the Rationalization of Our Fleet

In conjunction with its balanced network, we are developing our fleet according to a strategy combining flexibility and rationalization. Flexibility is achieved through the negotiation of aircraft purchase contracts that allow us to make modifications to the aircraft delivery schedule and substitutions of different types of aircraft within the same family. To improve the flexibility of its fleet, Air France systematically holds approximately 40 to 45% of its fleet through operating leases, which are renewed periodically and can thus be terminated at frequent intervals. These operating leases allow Air France to make rapid adjustments to the size and composition of its fleet to meet capacity requirements.

Air France is rationalizing its fleet by reducing aircraft diversity, which results in decreased maintenance and flight-deck crew training expenses and improved operating flexibility. In the medium-haul fleet, Air France plans to employ a single family of aircraft by 2007, consisting of the A-318, A-319, A-320 and A-321 aircraft models. Air France is rationalizing its long-haul fleet by using new aviation technology that permits an aircraft’s maximum flight range to be virtually independent of its size, allowing for greater flexibility in servicing both high- and low-volume destinations, and in accommodating various proportions of business and economy passengers. Air France is thus able to adjust the allocation of high- and low-capacity aircraft throughout its worldwide network depending on demand. For example, following the events of September 11, 2001, Air France redeployed large capacity aircraft from routes where demand had fallen, such as the North America region, to routes where demand had increased, such as the African and Caribbean and Indian Ocean regions. Similarly, Air France was able to adjust capacity to match falling demand that followed the war in Iraq. This flexibility has allowed Air France to respond to crises and to shift capacity quickly across networks.

As of March 31, 2004, société Air France maintained a fleet in operation of 240 aircraft (357 including the regional fleet), with an average aircraft age of 8.6 years.

Controlling Costs and Improving Productivity

To meet the challenges of an industry in which unbalanced cost structures have adversely affected a number of airlines, we continue to place a major strategic focus on controlling costs and improving productivity. To this end, Air France has implemented a series of three-year cost-saving programs. The first program was implemented in 1998 and succeeded in reducing operating costs by an aggregate of 3 billion French francs (approximately €457 million) over a three year period. In April 2001, Air France implemented its second program, the Performance 2003 Plan (Plan Performance 2003), aimed at reducing unit costs over a three-year period by 5% (operating costs in an aggregate of €280 million). Since its implementation, the Performance 2003 Plan has resulted in operating cost savings of €300 million as of March 31, 2004, which partially offset increases in insurance, safety, and airport charge expenses. The Performance 2003 Plan aims at reducing costs by:

•	reduction of ticket distribution and sales costs,

•	optimization of refueling procedures and reduction of catering expenses,

•	optimization of external purchase procedures,

•	improved productivity through upgraded IT systems, and

•	increased revenues from auxiliary services provided to third parties.

Due to the exceptional airline industry crisis experienced over the period of the plan, the Performance 2003 Plan has been coupled with other exceptional cost-savings initiatives, including a revision of the fleet plan and reduction of operating expenses through the implementation of a hiring freeze and capacity and spending cuts. Air France has realized €125 million in savings and cash savings of €350 million on investments from these exceptional cost-savings initiatives during the year ended March 31, 2004. As an additional cost-saving measure, Air France decided to discontinue operation of the Concorde as of June 1, 2003.

Air France implemented its latest three-year cost cutting program in April 2004. The objective of the new cost-savings plan (Compétitivité Major 2007) is to improve unit costs over a three-year period by 6% (operating costs in an aggregate of €600 million). The Major 2007 cost-savings program focuses on distribution costs, the introduction of a new European medium-haul product and enhanced productivity.

As part of the objective of controlling distribution costs, we plan to establish a new model of remuneration for travel agents which replaces commissions paid by airlines to travel agents by the service charges applied directly to their customers. The United States adopted this remuneration model in 2002. This model will be adapted in the European Union by January 2005. We have already entered into negotiations with the national syndicate of travel agencies and signed an agreement in July 2004 affecting the new remuneration model on April 1, 2005.

Over a period of three years, the medium-haul network will be remodeled for a more dense cabin and simplified on board with less catering options to allow for a reduction in the number of necessary flight crew and in optimizing the utilization of the fleet. These measures aim to result in an operating cost savings of €100 million over three years.

As part of its efforts to increase productivity, the Major 2007 plan focuses on the development of automatic check-in and the introduction of the new classes of service offered on long-haul flights. By 2005, the long haul fleet will be renovated at an investment of up to €300 million over five years. This renovation will allow an increase in the long-haul capacity by approximately 2% at the current fleet level to optimize the ratio of the number of seats to the number of cabin crew.

Air France established a separate procurement department in 1995 with the function of managing all Air France’s purchases. Central control and rationalization of external purchases is key to controlling Air France’s increasing productivity costs. Air France’s purchase management strategy focuses on controlling external expenditures, reducing overall costs associated with supply chain logistics, and rationalizing its supplier portfolio.

Revenue Management

Air France employs sophisticated revenue management tools with the objective of delivering the highest possible yield based on passenger demand. Passenger demand is generated through marketing and sales programs and is segmented through pricing initiatives, fare prices and tariff restrictions. Based on segmented passenger demand, Air France’s revenue management team employs a variety of analytical tools with the aim of maximizing the “load factor/unit revenue” pairing on any given flight and obtaining the highest possible margins.

Air France’s revenue management department, which was created in 1995, works closely with Air France’s scheduling, sales and marketing departments, and consists of three main sectors:

•	Pricing. The pricing sector is composed of analysts responsible for establishing a consistent pricing policy for all Air France sales. The pricing sector publishes and negotiates fare prices, conditions and distribution channels, and monitors and analyzes the pricing policies and structures of Air France’s competitors.

•	Fare implementation. This sector consists of coordinators responsible for implementing Air France fares and conditions as determined by the pricing analysts.

•	Inventory. This sector consists of analysts who examine the mix of high and low yield fares on individual routes, project demand forecasts and overbooking rates for each fare class on any given flight on a particular date, and optimize route networks.

SkyTeam Alliance

Air France is a founding member of the SkyTeam alliance, a worldwide strategic alliance between Aeroméxico, Air France, Alitalia, CSA Czech Airlines, Delta Airlines and Korean Air. KLM and its US alliance partners, Continental Airlines and Northwest Airlines, were admitted as members of the SkyTeam alliance on

September 13, 2004. Structured around four main operational hubs – Paris, Amsterdam, Atlanta and Seoul – the SkyTeam alliance benefits from one of the world’s most extensive hub networks. The SkyTeam alliance has proven an effective means of achieving the commercial and economic benefits of international consolidation with limited capital expenditure investment.

Including KLM and its US alliance partners, the SkyTeam alliance accounted for 21% of worldwide market share in terms of revenue passenger kilometer. Including KLM and its US alliance partners, the SkyTeam alliance offers an average of approximately 13,540 daily flights to 630 destination cities in 133 countries and carries a total of 330 million passengers annually.

The SkyTeam alliance is passenger and service oriented, providing benefits such as:

•	a shared miles program,

•	access to a global network of routes and destinations,

•	guaranteed seating,

•	access to approximately 340 passenger lounges worldwide,

•	increased connections through SkyTeam’s worldwide hub network,

•	single check-in for connecting flights and streamlined check-in procedures,

•	coordinated ground and in-flight services among alliance members, and

•	the ability of passengers to make travel arrangements and get information at any of SkyTeam’s ticket offices worldwide.

SkyTeam has members who have been granted both trans-Pacific and trans-Atlantic antitrust immunity (ATI) by the U.S. Department of Transportation. Prior to being granted ATI, cooperation between Air France and Delta was based on the Franco-American Agreement of 1998. In 2001, France negotiated an open-sky agreement with the United States and in January 2002 Air France was granted ATI. The granting of ATI permits closer cooperation among Delta Air Lines and the other ATI alliance partners on matters such as fare policy, scheduling and sharing of passenger information. In terms of services offered, the obtaining of ATI has facilitated the SkyTeam members’ expansion of their current marketing agreements, the integration of flight schedules, the coordination of passenger information, and sales and marketing programs on trans-Atlantic and trans-Pacific routes.

The SkyTeam alliance proved critical to Air France’s ability to adapt its network and capacity in response to recent crises in the airline industry. For example, following the events of September 11, 2001, code sharing agreements between Air France and other alliance members allowed Air France to reduce capacity on routes where demand had dropped significantly, such as the Paris-Dallas and Paris-Cincinnati routes, while maintaining its marketing presence on these routes and the number of destinations serviced by Air France. See “Item 3: Key Information—Risk Factors—Risks Related to the Business—The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance could have a material adverse effect on our business”.

As contemplated in the commercial agreement dated July 27, 2001, Air France and Alitalia entered into a joint venture in April 2002 and completed, in January 2003, a cross-equity participation of 2% in each other’s share capital. In the joint venture, Air France and Alitalia seek to optimize service on routes between France and Italy through coordination of flight programs, harmonized internal operating and accounting procedures, and share profits based on their respective contribution of resources. Air France and Alitalia have agreed to make available some slots to competitors if a competitor cannot obtain slots through the normal allocation procedures in order to address the European Commission competition concerns about this joint venture, as described in “—Regulation of Air France—Other Regulatory and Legal Issues Relating to Air France-KLM’s Operations—Cooperation Agreement with Alitalia”.

SkyTeam members are also developing closer cooperation between their sales and revenue management teams and, for example, have launched “European AirPass SkyTeam”, which permits passengers from America, Asia or Africa to travel across Europe on SkyTeam member routes and to benefit from flexible and economically attractive fare conditions.

On August 23, 2002, SkyTeam alliance partner Delta Air Lines signed a commercial agreement with Continental Airlines and Northwest Airlines, which was reviewed by the U.S. Department of Justice and the U.S. Department of Transportation the same year. This 10-year agreement, which entered into force in April 2003, includes code sharing and frequent flyer and airport lounge reciprocity as well as convenient schedule connections between the three U.S. carriers. The agreement has been implemented in the U.S., Canada and the Caribbean and is expected to be expanded subsequently to routes in Europe, Latin America and Asia.

On May 24, 2004, the members of SkyTeam alliance signed a memorandum of understanding with Aeroflot, the Moscow-based airline which flies passengers and cargo to 88 destinations in 42 countries accounting for 39% of Russia’s international and 11% of domestic air travel. In addition, on August 28, 2004, the members of SkyTeam alliance signed a memorandum of understanding with China Southern Airlines, the largest airline in the People’s Republic of China in terms of fleet size, number of routes and annual passenger and cargo volume. The memorandum of understanding is a preliminary step in the new member process and outlines Aeroflot’s intentions to undertake exclusive discussions to become a part of SkyTeam, pending fulfillment of the SkyTeam alliance’s joining requirements.

Global Partnerships

In addition to the SkyTeam alliance, Air France has formed partnerships in the form of code sharing agreements with 29 airlines, including Finnair, TAM, Austrian Airlines, LOT, Iberia, British Midland, Japan Airlines, China Eastern and China Southern. In addition, Air France has franchised the routes of several airlines under the name “Air France By”, offering flight destinations within France and Europe with Flybe, Compagnie Corse Méditerranée, as well as its own regional subsidiaries. These flights are operated under the Air France colors and use Air France flight numbers. Air France is responsible for setting quality and customer care standards on all franchise flights. We believe these code sharing and franchise agreements constitute an important competitive advantage in strengthening and broadening our global reach.

Regional Airline Subsidiaries

CityJet

CityJet, a partner since 1996, became a 100% owned subsidiary of Air France in 2000. Based in Dublin, CityJet employed 427 people as of March 31, 2004.

CityJet operates a network of flights between Roissy-CDG and Orly and Dublin, Florence, London City, Gothenburg, Edinburgh, Geneva and Zurich airports and operates a flight between Dublin and Malaga in cooperation with Air France. At March 31, 2004, CityJet’s fleet consisted of 15 British Aerospace 146-200 aircraft in operation, each with a seating capacity of 93 passengers. These aircraft are specially designed to allow for take off and landing on short runways.

Brit Air

Brit Air, with operations based at Morlaix, Brittany, has been a partner since 1983. Brit Air first became a subsidiary of Air France in October 2000, and on April 20, 2001 became 100% owned by Air France. As of March 31, 2004, Brit Air had 1,007 employees.

Brit Air operates a network of regional European flights to 30 destinations, offering direct point-to-point service within France and intra-European services principally by means of Air France’s Lyon-St. Exupéry hub. At March 31, 2004, Brit Air’s fleet consisted of 39 aircraft in operation, each with seating capacity of between 50 and 100 passengers.

Régional

Régional, a 100% owned subsidiary of société Air France, was formed on March 30, 2001 by the merger of three Air France subsidiaries: Flandre Air, Proteus Airlines and Regional Airlines. At March 31, 2004, Régional employed 1,627 people and, during this same period, operated approximately 400 daily flights to service its network of 24 destinations in France and 25 destinations in Europe.

Régional’s network is built around the hub system and is structured around four bases: Clermont-Ferrand, Bordeaux, Lyon-St. Exupéry, and Roissy-CDG airports. At March 31, 2004, Régional’s fleet consisted of 63 aircraft in operation.

Breakdown of Revenues and Operating Income by Entity

The following table shows the contribution of revenue and operating income from the regional airline subsidiaries for the financial years ended March 31, 2004, 2003 and 2002.

	Year ended March 31,
	2004		2003		2002(1)
	Revenue	Operating Income	Revenue	Operating Income	Revenue	Operating Income
	(in € millions)
Air France	11,192.1	107.7	11,590.4	162.3	11,525.9	236.3
Régional	367.3	(8.3)	355.0	(27.0)	329.2	(45.6)
Brit Air	314.7	17.0	305.7	26.9	290.5	33.5
CityJet	163.9	8.3	146.3	6.4	108.0	2.1
Other	298.9	14.5	289.5	23.5	274.6	9.3

Total	12,336.9	139.2	12,686.9	192.1	12,528.2	235.6

Note:

(1)	Before application of IAS 16 and SIC 23 on major overhaul operations under French GAAP.

Organizational Structure

Air France-KLM’s significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
société Air France	France	Roissy-CDG, France	100	100
KLM	The Netherlands	Amstelveen, The Netherlands	100	49

société Air France’s significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
Air France Finance	France	Roissy-CDG, France	100	100
Amadeus France	France	Issy les Moulineaux, France	74	66
Brit Air	France	Morlaix, France	100	100
CityJet	Ireland	Dublin, Ireland	100	100
Régional Compagnie Aerienne Européenne	France	Bouguenais, France	100	100
Servair	France	Roissy-CDG, France	98	98

None of KLM’s subsidiaries qualifies as a significant subsidiary in the context of SEC Regulation S-X Rule 4-08(g).

Principal Activities of Air France

The Air France group’s three main businesses are passenger transportation, cargo operations and maintenance. Air France’s other activities are related to air transport, and include principally catering.

The charts below show the division of Air France’s operating revenues for the financial years ended March 31, 2004, 2003 and 2002 from the different parts of the business:

	Year ended March 31,
	2004		2003		2002
	(in € millions, except percentages)
Passenger	10,260	83.2%	10,527	83.0%	10,378	82.8%
Cargo	1,412	11.4%	1,479	11.7%	1,448	11.6%
Maintenance	508	4.1%	540	4.3%	548	4.4%
Other	157	1.3%	141	1.1%	154	1.2%

Total	12,337	100%	12,687	100.0%	12,528	100.0%

Passenger Operations

Air transport services for passengers are Air France’s largest revenue source, which generated revenues of €10,260 million for the financial year ended March 31, 2004, representing 83.2% of Air France’s consolidated revenues, a decrease of 2.5% compared to the previous year’s €10,527 million.

Air France’s scheduled passenger operations generated revenues of €9,465 million for the financial year ended March 31, 2004. The remainder of Air France’s revenues from passenger operations are provided by commissions from sales of SkyTeam alliance members’ flights and revenues from code sharing revenues, and receipts from baggage handling and information systems services.

During the financial year ended March 31, 2004, Air France operated an average of 1,800 flights per day to 189 destination cities in 84 countries and carried 43.7 million passengers.

The following table shows the breakdown of passenger transportation on scheduled flights between long-haul, international medium-haul and domestic medium-haul, together with the load factors, for the financial years ended March 31, 2004, 2003 and 2002 and the change between such periods:

	Year ended March 31,
	2004	2003	Change	2002
	(in millions, except percentages and point changes in load factor)
Long-haul:
Capacity (ASK)(1)	97,317	95,483	1.9%	91,848
Traffic (RPK)(2)	77,682	76,721	1.3%	73,468
Load factor (RPK/ASK)	79.8%	80.4%	(0.5)	80.0%
International medium-haul:
Capacity (ASK)(1)	22,080	20,929	6.2%	20,504
Traffic (RPK)(2)	14,047	13,519	4.5%	13,435
Load factor (RPK/ASK)	63.6%	64.6%	(1.0)	65.5%
Domestic medium-haul:
Capacity (ASK)(1)	15,047	14,835	0.5%	15,089
Traffic (RPK)(2)	9,915	9,720	1.5%	10,074
Load factor (RPK/ASK)	65.9%	65.5%	0.6	66.6%
Total:
Capacity (ASK)(1)	134,444	131,247	2.4%	127,442
Traffic (RPK)(2)	101,644	99,960	1.7%	96,950
Load factor (RPK/ASK)	75.6%	76.2%	(0.5)	76.1%

Notes:

(1)	Available seat-kilometers. See “—Definitions and industry terms”.
(2)	Revenue passenger-kilometers. See “—Definitions and industry terms”.

The following table below shows scheduled passenger revenues by destination and the percentage of total scheduled passenger revenues by destination for the financial years ended March 31, 2004, 2003 and 2002:

	Scheduled Passenger Revenue by Destination(1)
	Year ended March 31,
	2004		2003		2002
	(in € millions, except percentages)
France	2,024	21.4%	1,914	19.7%	2,026	21.3%
Caribbean and Indian Ocean	1,023	10.8%	994	10.2%	918	9.7%
Europe	2,501	26.4%	2,567	26.5%	2,558	26.9%
Africa and Middle East	1,058	11.2%	1,098	11.3%	975	10.3%
North and Latin America	1,850	19.5%	1,966	20.2%	1,894	20.0%
Asia	1,009	10.7%	1,174	12.1%	1,120	11.8%

Scheduled passenger revenues	9,465	100.0%	9,713	100.0%	9,491	100.0%

Other passenger revenues	795		814		887

Total passenger revenues	10,260		10,527		10,378

Note:

(1)	Destination is determined as follows:
•	Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
•	Stopover flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The table below shows scheduled passenger revenues by area of sale and the percentage of total scheduled passenger revenues by area of sale for the financial years ended March 31, 2004, 2003 and 2002:

	Scheduled Passenger Revenue by Area of Sale(1)
	Year ended March 31,
	2004		2003		2002
	(in € millions, except percentages)
France	4,635	48.9%	4,596	47.3%	4,524	47.7%
Caribbean and Indian Ocean	348	3.7%	340	3.5%	317	3.3%
Europe	2,099	22.2%	2,093	21.5%	2,014	21.2%
Africa and Middle East	577	6.1%	598	6.2%	539	5.7%
North and Latin America	1,169	12.4%	1,329	13.7%	1,336	14.1%
Asia	637	6.7%	757	7.8%	761	8.0%

Scheduled passenger revenues	9,465	100.0%	9,713	100.0%	9,491	100.0%

Other passenger revenues	795		814		887

Total passenger revenues	10,260		10,527		10,378

Note:

(1)	Origin of sale is determined on the basis of ticket issuing locations.

Air France Summer Season 2003 Schedule

The airline industry tends to be seasonal in nature. The demand for scheduled passenger services is strongest in the summer months (April to October) and weakest during the winter months (November to March). Air France’s summer season schedule, as a result, has greater frequencies than its winter schedule, as is common in the airline industry.

For the summer season 2003, the general economic and geopolitical climate led Air France to adopt a conservative policy of 1.8% capacity growth. The war in Iraq at the end of the financial year ended March 31, 2003 resulted in a sharp drop in traffic levels. Air France reacted to this situation by reducing overall long-haul capacity by 7% compared with the originally planned summer season 2003 schedule and by 10% in Europe, while maintaining stable capacity in France. As a consequence of the war in Iraq and the outbreak of the SARS epidemic, Air France reduced capacity to certain destinations. In addition, Air France decided to adjust its capacity allocations on a weekly basis, with, the sharpest capacity reductions occurring on the Middle East, North America and Asia networks, with reductions of 28%, 15% and 11%, respectively, at the height of the crisis. Air France’s capacity reductions aimed principally at maintaining Air France’s yield levels.

Air France Winter Season 2003-2004 Schedule

For the winter season 2003, Air France increased available seat-kilometer by approximately 3% compared with the planned schedule of winter 2002 and approximately 5% compared to the actual schedule for winter 2002. Air France has increased capacity in its long-haul network by 2% for the winter schedule. On the international medium-haul network, global capacity is increased by more than 3% in terms of available seat-kilometers. On the domestic network, Air France is offering 16 additional daily frequencies compared with winter 2002, representing a 7% increase in available seat-kilometers. In addition to these new frequencies, the number of flights leaving from Roissy-CDG and Orly airports changed in order to encourage connecting passengers to leave from Roissy-CDG and to encourage local business passengers to depart from Orly.

The winter season 2003 offered several new features, principally in emerging markets. The launch of the Paris-Guangzhou (China) route, scheduled for summer 2003 but postponed due to the outbreak of SARS, took place at the beginning of January 2004, and made Air France the only European airline to operate a non-stop service from Europe to Guangzhou. This raised the number of weekly flights operated by Air France to China to 25. Capacity has been reduced by 4% in the French Caribbean, but increased by over 16% in Latin America, a market where Air France had strong performance during the summer season 2003, particularly in Brazil and in Argentina. Several new destinations were added to the medium-haul network. In Estonia, due to an agreement signed with Estonian Airlines, three flights per week were introduced between Tallinn and Roissy-CDG. Air France also reinforced its services to Germany with the launch of the Paris-Bremen route. This route is operated by Régional from Roissy-CDG with three daily flights. In addition, Air France increased winter season capacity by over 7% in France. This figure takes into account the bankruptcies of certain Air France competitors. The winter season 2003 also saw the arrival of the new Airbus 318s in the Air France fleet that will gradually replace the Boeing 737.

Air France Summer Season 2004 Schedule

Air France launched its summer 2004 schedule on March 28, 2004 which features a 9% increase in capacity (ASK) compared with the actual capacity realized during the summer season 2003. The summer season 2004 offers seven new destinations including Canton, Teheran, Pointe-Noire, Malabo, Kuwait City, Doha and Tashkent. In connection with the new service launched by Air France in January 2004 (Dedicate) tailored to professionals traveling to construction projects, production sites and other major areas of economic activity, Air France has invested in a dedicated fleet of new Airbus A319s fitted with extra fuel tanks that extend their range and with specially-designed cabin configurations.

Over 10% of Air France’s added capacity for the summer season 2004 is on the long-haul network. The strengthened economic climate on the Asian continent has prompted Air France to expand capacity by 34% compared with service last summer, or by 10% over the schedule initially announced before the outbreak of SARS. Air France is offering daily service to Canton and has increased capacity to Beijing. Since the start of the summer season 2004, Air France and Vietnam Airlines offer 12 weekly non-stop flights between France and Vietnam under a code-share agreement. Service to Manila has increased from three to seven weekly flights, and Air France is now offering five weekly flights to Mumbai. In Latin America, with the addition of two weekly flights to Caracas, all destinations now have daily service with the exception of Bogotá (5 weekly flights).

Capacity on the Europe and North Africa routes has been expanded, with a 17% increase in capacity in Eastern Europe. Capacity on domestic routes has been expanded by 7% in comparison with the schedule effectively carried out last summer.

The Long-Haul Network

Air France’s long-haul network consists of 82 destinations in 52 countries. For the financial year ended March 31, 2004, revenues from Air France’s long-haul passenger traffic represented 52.2% of total scheduled passenger revenues. During the same period, total long-haul capacity grew by 1.9% and traffic rose 1.3% while the load factor decreased slightly from 80.4% to 79.7%.

Air France services its long-haul network with a fleet of 98 aircraft at March 31, 2004, 96 of which were in operation as at March 31, 2004, covering routes to North and Latin America, Asia, and Africa and the Middle East. On June 1, 2003, Air France terminated operations of its Concorde aircraft as part of a larger cost-reduction program.

The international long-haul network continued to perform well overall during the financial year ended March 31, 2004, despite the delay in an anticipated economic recovery and the further strain on the global airline industry caused by the war in Iraq, the effects of which were confined primarily to the long-haul network. As evidence of the diminishing effects, however, passenger traffic to the Middle East and to the Asia Pacific region were reinstated to full capacity by mid-August 2003.

The table below shows the volume of long-haul capacity, traffic and load factor by geographical area during the financial year ended March 31, 2004, and the change in these operating measures as compared to the previous financial year:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
North and Latin America	39,524	4.8%	32,251	6.6%	81.6%	1.4
Asia	20,382	(4.7)%	15,996	(8.4)%	78.5%	(3.1)
Africa and Middle East	13,388	(3.8)%	10,048	(2.2)%	75.1%	1.2
Caribbean and Indian Ocean	24,395	6.8%	19,633	3.3%	80.5%	(2.7)

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

North and Latin America

During the financial year ended March 31, 2004, routes to the Americas represented operating revenues of €1,850 million, or 19.5% of scheduled passenger revenue, 29.4% of total passenger capacity and 31.7% of Air France’s total traffic. Air France serves approximately 14 destinations in North America and seven destinations in South America.

The financial year ended March 31, 2004 continued to present exceptional challenges for the air transport industry in North America, which was particularly affected by the events of September 11, 2001, and continues to show declines in passenger traffic and load factors. These effects were compounded by the further economic strain and declines in passenger traffic caused by the war in Iraq. In the financial year ended March 31, 2004, all services were maintained in North America, although Air France reduced frequencies when necessary to adapt to demand.

Routes in the United States have benefited from the launching of the SkyTeam alliance on June 22, 2000. Air France’s alliance partnership with Delta Air Lines provides Air France with access to the Atlanta and Cincinnati hubs and permits Air France to offer a total of 119 destinations through code-sharing agreements, 12 of which are operated directly by Air France.

Asia

The Asian region, which had remained relatively insulated from the general reduction in traffic levels that generally followed the events of September 11, 2001 was severely affected starting at the end of the fourth quarter of the year ended March 31, 2003 by the outbreak of SARS, which resulted in government-imposed travel and visa restrictions and the issuance by the World Health Organization of an emergency travel advisory concerning several Asian countries. At the height of the SARS crisis, global air traffic within Asia, as well as intercontinental traffic from Asia, decreased by over 40%.

During the financial year ended March 31, 2004, Asian routes generated operating revenues of €1,009 million, or 10.7% of Air France’s scheduled passenger revenue, 15.0% of the total passenger capacity and 15.7% of Air France’s total traffic. Air France serves approximately 16 destinations in nine countries in Asia directly, excluding those pursuant to code-sharing agreements.

Air France is the leading European airline serving Japan in terms of traffic, according to AEA. Additionally, Korean Air is one of the founding members of the SkyTeam alliance, and by providing Air France with access to its hub at Incheon Airport outside of Seoul, which Air France believes is the only hub in Asia with capacity for growth, presents Air France with significant development opportunities in the Asian market.

Africa and the Middle East

During the financial year ended March 31, 2004, routes to Africa and the Middle East generated operating revenues of €1,058 million, or 13.0% of Air France’s scheduled passenger revenue, 10.0% of the total passenger capacity and 9.9% of Air France’s total traffic. Air France serves approximately 33 destinations in 29 countries in its Africa and Middle East network.

Focusing on South Africa and French-speaking West Africa, Air France is one of the leading airlines serving Africa, with a share of 32.5% (including Indian Ocean) for the financial year ended March 31, 2004, according to AEA. Following the terrorist attacks against the United States on September 11, 2001, traffic in Africa and the Middle East remained steady. Sabena declared bankruptcy in November 2001 and Swissair terminated its commercial operations in March 2002 although Swissair has resumed operations as “Swiss” but with a more limited scope. Both of these airlines had extensive operations in Africa. In addition, Air France seized opportunities in Africa that arose following the withdrawal from service of Air Afrique in February 2002. During the financial year ended March 31, 2003, Air France further expanded its operations in Africa through the acquisition of Société Nouvelle Air Ivoire, a small regional African airline. Despite continuing political instability in countries such as the Ivory Coast, overall traffic in Africa remains strong, having increased approximately 50% during the three-year period from April 1, 2001 to March 31, 2004.

Instability in the Middle East has affected and continues to affect airline traffic levels generally. However, the Middle East represents less than 2% of Air France’s total scheduled passenger operating revenue.

Caribbean and Indian Ocean

During the financial year ended March 31, 2004, routes to the Caribbean and Indian Ocean generated revenues of €1,023 million, or 10.8% of Air France’s scheduled passenger revenue, 18.0% of total passenger capacity offered and 19.3% of Air France’s total traffic. Air France serves 12 destinations in six countries in its Caribbean and Indian Ocean network and operates a regional network that links Miami, Port-au-Prince, Pointe-à-Pitre, Fort-de-France, and Cayenne.

This region has predominantly tourist, family and government traffic, especially in the West Indies and Reunion Island.

The Medium-Haul Network

The table below shows the volume of medium-haul capacity traffic and load factor by geographical area during the financial year ended March 31, 2004 and the change in these operating measures as compared to the previous financial year:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
Europe and North Africa	22,080	5.5%	14,047	3.9%	63.6%	(1.0)
France	15,047	1.4%	9,915	2.0%	65.9%	0.4

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

International Medium-Haul

Air France and its franchise partners serve approximately 72 destinations in Europe and North Africa from Paris. With 5.8 flights per day per destination and 45% of destinations served by at least five flights per day during the summer season 2004 (based on the OAG Band typical week September 6, 2004), Air France estimates that it has the highest density medium-haul network of any European carrier, measured in terms of average daily frequencies per destination served. Air France reinstated flights between Paris and Algiers in June 2003 after eight years of suspended service.

This network plays a vital role in feeding customers to long-haul Air France flights via the Roissy-CDG hub. Air France estimates that approximately half of its European medium-haul passengers are connecting to long-haul flights.

During the financial year ended March 31, 2004, routes to Europe and North Africa generated operating revenues of €2,501 million, or 26.4% of Air France’s scheduled passenger revenue, 16.4% of the total passenger capacity and 13.8% of Air France’s total traffic.

Domestic Medium-Haul

During the financial year ended March 31, 2004, the routes on Air France’s domestic network generated operating revenues of €2,024 million, or 21.4% of scheduled passenger revenue, 11.2% of total passenger capacity and 9.8% of Air France’s total traffic.

Air France’s domestic network consists of approximately 35 destinations. The routes operated by Air France fall into three major categories:

•	routes departing from Orly, including La Navette shuttle services linking Paris to major French cities,

•	routes linking Roissy-CDG to major French cities. These services are arranged to transport customers from French regions towards the hub, and

•	routes from the Lyon-St. Exupéry hub linking the principal French regional cities and certain European cities.

One of the central aspects of Air France’s domestic network is the La Navette shuttle service. First introduced on October 27, 1996, La Navette provides regular service at fixed hourly or half-hourly intervals from Orly to Toulouse, Marseille, Nice and Bordeaux. Since it was launched, La Navette has carried over 30 million passengers. La Navette, which operates approximately 100 flights per day, has an integrated system of ground services such as parking, check-in and boarding in order to allow passengers to save time pre-and post-boarding, thereby maximizing the appeal to high-frequency, high-contribution business traffic and allowing La Navette to remain competitive with the TGV, the French high-speed rail network, and with low-cost air carriers.

In an effort to meet competition from the TGV, Air France has developed a strategy that complements the TGV network by offering rail/air transfers at the Roissy-CDG Terminal 2, with rail/air links from seven regional cities (Angers, Le Mans, Lille, Lyon, Nantes, Poitiers, and Tours) to Roissy-CDG, feeding hub traffic and allowing TGV passengers to access Air France’s international network. In addition, Air France has a code-sharing arrangement with Thalys International, a high-speed rail network with a Brussels-Paris link.

Beginning April 1, 2004, Air France has simplified and redefined its medium-haul offerings. By simplifying onboard services, such as meals, and increasing the densification of its flights, Air France expects to reduce costs per passenger and staffing needs per flight. The goal is thereby to reduce prices for passengers and increase traffic on medium-haul flights.

Marketing and Retail Sales Network

Approximately 80% of Air France’s passenger revenue during the financial year ended March 31, 2004 came from sales made through the external retail sales network of travel agencies and approximately 20% from Air France’s own sales network (including approximately 12% through call centers and 3% through the Internet). In France, Air France’s direct sales network is made up of Air France sales agencies located in major cities or airports, call centers, “business center” offices specializing in business travel, and Internet and minitel sites. A special sales force concentrates on tour operators and group travel. In addition, third party sales are effected by travel agencies. Air France also has a team of account managers located in Paris, Frankfurt, London and New York who specialize in handling large accounts. Air France has rationalized its sales network in France by regrouping 32 separate reservation centers into one virtual reservation center composed of six interconnected physical reservation call centers, with a single access phone number.

Air France has developed an Internet site for online sales, which are most frequent in the United States, the United Kingdom and Japan. Internet sales are the most economically efficient means of selling airline tickets, and Air France aims to achieve 10% of all sales through the Internet within the next 2 years.

Passenger Operations Products

Air France offers three classes of service: L’Espace Première, L’Espace Affaires and Tempo.

L’Espace Première, Air France’s high-end product offering, focuses on excellence of service in a spacious and dedicated cabin. Seats in L’Espace Première are convertible into beds, reclining a full 180°. Privacy is ensured through a removable screen, and L’Espace Première passengers have access to enhanced features such as in-flight telephones, individual videos, noise-compensating headsets, and fiber optical reading lamps. On departure and arrival, L’Espace Première passengers have access to Air France and SkyTeam lounges.

L’Espace Affaires, Air France’s business class, provides customers with modular seats, a flexible menu and meal schedule and, on flights over 10.5 hours in length, an open-buffet bar. L’Espace Affaires customers also have access to Air France and SkyTeam lounges.

Tempo is Air France’s economy class, designed for customers wishing to benefit from Air France’s lowest priced fares. Tempo offers seats reclining to 118° and a choice of meals.

Through the Petroleum Club, Air France offers a range of services specially reserved for oil industry customers on flights to West Africa.

On September 26, 2003, Air France unveiled its range of revamped ground and in-flight products. These improved products included the refitting of 69 aircraft and the delivery of 15 new fully-equipped aircraft. Air France now offers eight seats instead of 12 in L’Espace Première, meaning 50% more passenger space. In response to demand, Air France will be dropping L’Espace Première on more than 50% of its total long-haul fleet, allowing for more space for L’Espace Affaires and Tempo and increasing its overall seat capacity by approximately 2%, the equivalent of two long-haul aircraft in terms of seats. L’Espace Première is being retained on the Boeing 777-200 and the Boeing 777-300 but only on certain destinations. As part of the redesign, L’Espace Affaires customers will now have a lie-flat seat-bed with 27% more personal space. The seat pitch is now 61 inches instead of the previous 48 inches.

The long-haul Tempo service has also been renovated with the installation of new seats throughout Air France’s long-haul fleet and the introduction of digital video in the Tempo cabin. Additionally, fashion designer Christian Lacroix has been commissioned by Air France to design the next generation of uniforms for Air France flight staff. The new uniforms are expected to be introduced in 2005 and to remain in service for at least a decade.

This new range of products represents an investment of €300 million over five years.

Cargo

Air France, operating under the name “Air France Cargo”, has successfully developed a cargo transport business over the last quarter century. Excluding integrators (companies devoted exclusively to cargo), Air France was the fourth largest company in the world for international cargo transportation, and the third largest in the world for mail transportation, during the year ended December 31, 2002, according to IATA. Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have an Air France code, including flights that are operated by other airlines pursuant to code sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Air France’s total revenues from cargo were €1,412 million for the financial year ended March 31, 2004, including €1,264 million in revenue from freight transport, a decrease of 4.5% compared with the previous financial year, and represented 11.7% of Air France’s operating revenue. Capacity (ATK) during the year ended March 31, 2004 increased by 1.8%, while traffic (RTK) remained virtually stable, decreasing slightly by 0.2%. As a consequence, the load factor decreased to 64.0% from 65.3% for the previous financial year. Relying on a worldwide network of 202 destinations in 91 countries, Air France Cargo during the year ended March 31, 2004 carried over 1 million tons of cargo, representing 5.43 billion revenue ton-kilometers.

Air cargo is a rapidly growing segment of the global transportation sector, representing 20% of the total value of merchandise shipped worldwide according to internal Air France estimates, although the total tonnage of air freight represents only 0.3% of total worldwide freight.

The table below shows cargo revenues by destination and the percentage of cargo revenues by destination for the financial years ended March 31, 2004, 2003 and 2002:

	Cargo Revenue by Destination
	Year ended March 31,
	2004		2003		2002
	(in € millions, except percentages)
France	61	4.8%	31	2.4%	94	7.5%
Caribbean and Indian Ocean	153	12.1%	154	11.7%	145	11.5%
Europe	120	9.5%	110	8.4%	33	2.6%
Africa and Middle East	154	12.2%	157	11.9%	138	11.0%
North and Latin America	342	27.1%	386	29.4%	409	32.5%
Asia	434	34%	476	36.2%	438	34.9%

Scheduled cargo revenues	1,264	100.0%	1,314	100.0%	1,257	100.0%

Other cargo revenues	148		165		191

Total cargo revenues	1,412		1,479		1,448

The table below shows cargo revenues by sales region and the percentage of cargo revenues by sales region for the financial years ended March 31, 2004, 2003 and 2002:

	Cargo Revenue by Sales Region
	Year ended March 31,
	2004		2003		2002
	(in € millions, except percentages)
France	373	29.5%	368	28.0%	354	28.2%
Caribbean and Indian Ocean	40	3.2%	45	3.4%	40	3.2%
Europe	303	24.0%	319	24.3%	306	24.3%
Africa and Middle East	86	6.8%	97	7.4%	83	6.6%
North and Latin America	134	10.6%	141	10.7%	178	14.2%
Asia	328	25.9%	344	26.2%	296	23.5%

Scheduled cargo revenues	1,264	100.0%	1,314	100.0%	1,257	100.0%

Other cargo revenues	148		165		191

Total cargo revenues	1,412		1,479		1,448

In September 2000, the SkyTeam alliance was extended to include cargo services, resulting in the formation of SkyTeam Cargo. On August 29, 2001, Alitalia Cargo joined the SkyTeam Cargo alliance, allowing SkyTeam Cargo to offer the largest global cargo network out of Europe. KLM Cargo was admitted as a member of the SkyTeam Cargo alliance on September 13, 2004.

With the SkyTeam Cargo alliance, Air France and its partners are able to offer single point of contact sales and a “one roof policy” for shipping products and services, resulting in increased efficiency of operations from synergies such as Air France group purchases and shared support resources. The SkyTeam Cargo alliance offers cargo services to more than 500 locations in 114 countries.

Products

Air France Cargo offers a range of four products – Equation, Variation, Cohesion, and Dimension – with each product designed to adapt to the particular needs of the supply chain. Equation is Air France Cargo’s “express” shipment product, offering airport-to-airport, airport-to-door, door-to-airport, and door-to-door shipment services. Variation is Air France Cargo’s specialty cargo service, offering solutions for shipments such as live animals, valuable artworks, heavy equipment and hazardous materials. Cohesion is a strategic product intended for businesses making regular “just in time” shipments. Cohesion offers customers guaranteed regular access to shipping capacity and integrated shipping solutions through a tri-partite contract between the shipper, the cargo agent and Air France Cargo. Dimension is the standard product offering airport-to-airport cargo shipping services to cargo agents. The entire Air France Cargo product range has been adopted by the SkyTeam Cargo alliance. In the financial year ended March 31, 2004, Equation accounted for 10% of Air France Cargo’s operating revenues, with Variation, Cohesion and Dimension accounting for 19%, 7%, and 59% of operating revenues respectively.

Cargo may be carried either on a cargo-only fleet or in the bays of passenger aircraft. Of the total capacity offered by Air France Cargo, approximately half is typically carried in the holds of Air France’s cargo fleet and approximately half is typically carried in the holds of Air France’s passenger fleet. Air France maintains a fleet of 13 cargo planes, including 10 B747-200F and three B747-400 ERF (Extended Range Freighter) aircraft. Introduction of the B747-400 ERF aircraft has contributed to the profitability of cargo activities, as their increased flight range results in lower unit operating costs than the B747-200F aircraft they are replacing.

The commercial strategy of Air France Cargo is to offer superior quality of service for each of its products in terms of reliability, punctuality and availability.

Processing Bases

Air France Cargo’s main ground processing bases are located at Roissy-CDG and Paris-Orly airports. The G1XL station at Roissy-CDG allows for rapid transit time and reduced unit cost of ground processing through an automated pallet handling system. 93% of all freight transported by Air France Cargo passes through its G1XL station, a 111,900 square meter facility capable of handling over one million tons of cargo per year.

In January 2004, Air France Cargo launched its G1XL2004 project with the aim of offering improved services and technological innovations to the growing cargo market. The restructuring under the G1XL2004 project aims to increase the quality of service offered by Air France Cargo and to increase productivity by up to 2% each year. The main features of the G1XL2004 project are:

•	adoption of a “client logic” to replace the compartmentalized production with a comprehensive logistics chain within the G1XL station incorporating a customized departure and arrival process to facilitate the seamless transition of operations;

•	improvement of working efficiency in recognition of the increased versatility of agents; and

•	integration of processing and commercial activities.

In parallel, all express cargo operations are handled at the “Express” G2 station at Roissy-CDG, a 14,000 square meter facility capable of automatically sorting 6,000 parcels per hour. Air France is also in the process of modernizing and increasing the capacity of its handling facilities at Hahn Frankfurt airport and at John F. Kennedy airport in New York.

Air France Cargo has developed strategic partnerships with transportation logistics companies and cargo agents in order to offer upstream and downstream platform integration, improved capacity, real-time shipment monitoring, Internet reservations and e-booking and improved customer service at Air France’s own facilities at Roissy-CDG and Orly and at other airports. In February 2001, Air France entered into a strategic partnership with Kühne & Nagel, a worldwide leader in freight transportation. On November 20, 2002, Air France began permitting freight agents to make electronic bookings through GF-X (Global Freight Exchange). Along with Delta Air Lines Air Logistics, Air France Cargo views GF-X as a key coordination tool for the SkyTeam Cargo alliance, which is expected to contribute to operational synergies and harmonized product offerings over an extended cargo capacity network.

At March 31, 2004, 3,200 people were employed in the cargo business (sales, handling, administration).

In 2000, Air France Cargo obtained ISO 9002 certification for its cargo depots at Roissy-CDG.

Industrial Logistics and Aircraft Maintenance Activities

Air France Industries

Air France estimates that it is the second largest operator in the world in multi-product aeronautical maintenance. In addition to performing all maintenance on its own fleet, Air France provides maintenance services to other airline operators through Air France Industries. Air France Industries currently provides aeronautical maintenance services to approximately 100 customers located on five continents.

Air France Industries provides a full range of maintenance, repair and overhaul (MRO) aircraft services, including wide body and narrow body heavy maintenance, engine overhaul, component repair and spare parts provision, light maintenance, thrust reversers, customized fleet service and special projects (modifications to military transport or private aircraft, major cabin modifications and conversion of combined cargo-passenger aircraft to passenger-only or cargo-only).

Air France Industries, which at March 31, 2004 employed approximately 10,000 people, has operating facilities at four sites: Roissy-CDG, Orly, Toulouse, and Le Bourget. Air France Industries has recently transferred the Toulouse site to a new 36,000 square meter facility at Toulouse Blagnac airport. The relocated Toulouse facility, which opened in April 2004, employs a renovated production process designed to better handle the technical, industrial and cost-effectiveness requirements of heavy maintenance on narrow body aircraft. Air France Industries anticipates that the move will assist Air France Industries to maintain its position for A320 airframe maintenance while opening new specialty modification and light maintenance opportunities.

All Air France aircraft are subject to technical reviews and regular maintenance stipulated by manufacturers and the regulations in force in the country in which an aircraft is registered. MRO activities consist of regularly scheduled MRO activities (preventive maintenance) and supplementary MRO activities (curative maintenance) performed on an as-needed basis. Regularly scheduled MRO activities includes line maintenance – whole aircraft inspections undertaken after each flight, and on a daily and weekly basis; light maintenance – systematic, detailed inspections and functional tests undertaken at specified calendar and engine-hour intervals; and heavy maintenance – overhaul of airframe and certain components performed at six to 10-year intervals, depending on the aircraft.

Air France Industries is under the permanent supervision of the DGAC, whose supervisory function is delegated to the Civil Aviation Monitoring Group (Groupement pour la Sécurité de L’Aviation Civile, or GSAC). GSAC maintains resident representatives on Air France Industries’ premises.

Air France Industries was the second largest global operator of aeronautical engine maintenance during the financial year ended March 31, 2004, according to internal Air France estimates. Air France Industries specializes in engine maintenance for the General Electric CFM56 and CF6-80 engines, and during the year ended March 31, 2004, Air France Industries handled 260 engines and treated approximately 900 flights a day. Air France Industries was awarded ISO 9001 version 2000 certification, and its industrial logistics activity based at Orly airport was awarded ISO 14001 certification in 2001, which is an environmental standard concerning the limitation of industrial waste and implementation of recycling measures. In October 2003, Air France’s Le Bourget operating facility was awarded ISO 14001 certification.

Air France Industries is supported in part by Air France’s wholly-owned maintenance subsidiary, Construction et Réparation de Matériel Aéronautique or CRMA. Founded in 1957, CRMA specializes in repairing and refurbishing engines and servicing components. Since 1998, CRMA has been integrated into Air France’s industrial logistics strategy. CRMA is certified under the U.S. Federal Aviation Regulations and the European Joint Aviation Requirement in three sectors:

•	aircraft and motors: repairs to civilian or military aircraft engines,

•	equipment: repairs to brakes, thrust inverters, cabin fittings, and

•	parts reconditioning: mechanical or chemical treatment of surfaces.

CRMA was awarded ISO 9002 in 1998 and ISO 14001 certification in 1999.

In 2002, Air France Industries acquired a majority stake in Hangxin Aviation Engineering Group in China. Founded in 1994, Hangxin is one of the largest aviation engineering integrated service providers specializing in aviation component maintenance and repair. Hangxin has Chinese CAAC 145 and JAA-JAR 145 ratings.

Other Activities

Catering

Air France provides catering services through its 97.6% owned subsidiary, Servair. Servair provides a wide range of services tailored to the needs of Air France and other airlines: food preparation and catering, aircraft resupply, cabin cleaning and service, ramp and baggage services, and airport logistics. Servair had a workforce of 7,041 as of March 31, 2004. With a network of over 80 offices worldwide, Servair prepared approximately 40 million meals and cleaned 260,000 aircraft cabins during the year ended December 31, 2003. Servair believes that it is the leading air catering company in Paris, with a leading share at Roissy-CDG and Orly airports.

Servair provides services to 130 airlines, generating total third-party revenues of €157 million for the financial year ended March 31, 2004.

Continued investment in the Roissy-CDG hub since 1999 has resulted in increased organizational efficiency of Servair’s production and distribution facilities at Roissy-CDG. However, strict new security measures implemented in the wake of the events of September 11, 2001 and a reduction in the number of passengers have had the effect of increasing Servair’s operating costs and lowering its revenues, which are likely to have a continued negative impact on Servair’s results of operations.

Other

As part of its other activities, Air France provides a wide range of airport services, including check-in and baggage handling to other airlines, particularly at the Roissy-CDG and Orly airports, coach service between these airports and Paris, as well as consultancy expertise under the name “Air France Consulting” in the fields of management and air transport infrastructure to clients that include airlines, airports, civil aviation authorities, international organizations, car rental companies and hotel operators.

Other Air France Holdings

Air France Finance

Air France Finance, a wholly-owned subsidiary of Air France, has several key functions, including to acquire strategic airline assets, as in the case of the recent acquisitions of CityJet, Régional and Brit Air, and to hold Air France’s equity participations in affiliates of Air France. Air France Finance also directly owns Fréquence Plus, Air France’s customer loyalty program. See “—Support Operations— Customer Relations”.

Opodo Limited

Opodo Limited is an online travel agent offering flights, insurance, car and hotel products. In June 2004, Amadeus GTD participated in a share capital increase of Opodo. Following this transaction, Amadeus GTD’s interest in Opodo increased to 55.4% while Air France’s interest in Opodo decreased from 22.86% as at March 31, 2004 to 10.2% after to the transaction.

Opodo currently offers its services to customers in Germany, the United Kingdom and France. Through Opodo, customers have access to flights from over 400 airlines, accommodation from over 34,000 hotel properties, and car rentals from over 7,000 car hire locations worldwide. In addition, Opodo offers its customers travel insurance from AIG, a leading international insurance provider.

Additionally, Opodo offers in-depth travel information including destination guides and interactive travel maps as well as 24-hour, seven-day-a-week, customer service, through country-specific call and service centers.

Opodo is currently owned by British Airways, Aer Lingus, Air France, Alitalia, Austrian Airlines, Finnair, Iberia, KLM and Lufthansa.

Amadeus

Amadeus GTD

Amadeus Global Travel Distribution S.A., 23.4% owned by Air France, is an information technology company providing IT solutions for the global travel and tourism industry. Amadeus’ operations are centered around the Global Distribution System, or GDS, the world’s largest international electronic marketing and sales system for travel, covering 269,943 terminals in 216 markets at December 31, 2003. Amadeus connected travel providers, airlines, hotels, car rental agencies, rail, tour, insurance, ferry and cruise operators with 60,199 travel agencies worldwide at December 31, 2003.

In addition to its electronic marketing and sales business, Amadeus provides a platform for travel-oriented e-commerce systems for online travel retailers and corporations. Amadeus’ e-travel offerings are available in 20 languages and are supported around the world.

Amadeus is also a provider of IT systems for airlines, with its GDS system serving as the sole internal sales system of approximately one quarter of the world’s airlines. In addition, Amadeus offers airlines an innovative and flexible passenger service system, which manages critical airline IT functions such as inventory, sales and departure control.

In August 2004, a number of private equity investors approached Air France regarding its stake in Amadeus. Air France considers its stake in Amadeus as a strategic holding and intends to remain, in the contemplated transaction, a significant long-term shareholder of Amadeus.

Amadeus France

Amadeus France is 66% owned by Air France, with the remaining 34% owned by Amadeus GTD. Amadeus France serves as the national marketing company of Amadeus GTD for the French market, whose purpose is to adapt the international offerings of Amadeus GTD to the French market, to establish a market presence for Amadeus products in France, and to offer after-sales services to travel professionals.

Support Operations

Intercontinental and European Operations Divisions

Air France’s operations department ensures the preparation of the flight schedule and daily control of air operations. It is divided into two divisions, the intercontinental operations division and the European operations division. Each division manages flight personnel duty schedules and stopover schedules from Roissy-CDG, Orly and other French cities. The operations department controls the operations necessary for preparation of the aircraft, coordination of work around the aircraft and the allocation of runway parking space, baggage processing and passenger flow management. In particular, this department oversees scheduling. Its primary objective is to provide passenger reception and to ensure service quality, including the punctuality of flights.

During the calendar year ended December 31, 2003, the average punctuality of Air France flight departures, calculated by Air France in accordance with AEA criteria with a 15 minute range, was 81.5%. Since 1998, Air France’s on-time performance has improved significantly and is now close to 82-83%. Since November 2001, Air France has been the only major airline to release monthly on-time performance data.

Operations Control Center

The operations control center serves as the “nerve center” of Air France’s flight operations, and is responsible for the control of all Air France’s flights and flight schedules. The objective of the operations control center is to ensure adherence to Air France’s planned flight schedule and to minimize delays, costs and inconvenience to customers associated with flight traffic irregularities. This is pursued through such measures as adjustment of flight crew rotations and teams, flight rescheduling, flight cancellations, aircraft substitution, implementation of additional flights, renegotiation of flight slots and flight monitoring.

Customer Relations

Air France is the only airline in the world to be certified by Qualicert, a voluntary quality certification service run by SGS International Certification Services. Air France has received certification for 80 of its 160 sites, with each site consisting of a travel destination served by Air France for arrivals and departures, and the destination’s associated commercial network such as a call center, agency or ticket counter. Air France believes it has gained this certification by undertaking extensive customer service engagements in excess of those mandated by the AEA.

Fréquence Plus

Fréquence Plus, a wholly-owned subsidiary of Air France, manages Air France’s frequent flyer loyalty program. At March 31, 2004, Fréquence Plus and Fréquence Jeune had approximately 5.5 million members, enabling Air France to develop a preferential relationship with frequent flyer customers who are targeted by revenue management efforts.

Members of the Fréquence Plus program accumulate air miles each time they fly with Air France or one of Air France’s SkyTeam alliance partners and with other select partner airlines, or each time they use the services provided by other partner service companies. These air miles can then be used to obtain flight tickets or other services from Air France and its Fréquence Plus program partners, or can be converted to earn rewards with SkyTeam alliance member airlines and other partner airlines.

Fréquence Plus’ revenues are generated by reinvoicing to Air France. Fréquence Plus also advises Air France on the design of its loyalty policy, implements promotion and advertising campaigns targeted at members of the program and assists Air France in matters relating to its policy of air alliances and non-air partnerships (with, for example, car rental companies, hotel chains and American Express).

Fréquence Jeune is a new frequent flyer program designed for young passengers. A Fréquence Jeune membership card is available for passengers aged two to 25 living in France, French Overseas Departments, Morocco and Tunisia. Provided they take at least one flight every three years on any Air France or on any SkyTeam alliance member flight, Fréquence Jeune cardholders will retain their award miles indefinitely, which may be exchanged for award tickets at any time. The Fréquence Jeune card entitles the member to numerous benefits and discounts with various Air France partners, including Fnac, Disneyland Paris, and Club Internet.

Air France’s customer notification system (ROC) service alerts Fréquence Plus passengers in the event of a delayed or cancelled flight or connecting flight, and assists in offering alternative travel arrangements to passengers affected by delays or cancellations.

SkyTeam Elite

SkyTeam Elite is a joint frequent flyer program developed by the alliance’s partners that offers advanced customer services to certain categories of passengers on select routes of the SkyTeam network. For example, members of the SkyTeam Elite Frequent Flyer program may benefit from a priority reservation waitlist, priority check-in, extended lounge access, priority boarding, preferred seating and priority airport standby. In addition, members of the SkyTeam Elite Plus Frequent Flyer program may benefit from guaranteed reservations on sold-out flights and priority baggage handling. Elite members accrue reward miles on all SkyTeam flights and may redeem their miles for award tickets on any SkyTeam airline.

Planète Bleue

Planète Bleue is a family service program offered by Air France that prepares special meals and provides games suitable to the needs of young passengers. Planète Bleue also offers priority boarding of families with small children, on-board cribs for babies, and special supervision of unaccompanied children passengers aged 5-12.

Petroleum Club

Through the Petroleum Club, Air France offers a range of services specially reserved for oil industry customers on flights to West Africa.

SAPHIR

SAPHIR is a program designed to accommodate the increasing number of Air France customers with special needs. Air France encourages advance notice of a particular passenger’s individual care concerns in order to permit maximum flexibility and tailoring of the service to meet the individual passenger’s needs. These passengers are then issued a personal SAPHIR card which allows for the rapid retrieval of data relating to their particular needs the next time they fly with Air France.

Development Strategy

Air France’s product development strategy to attract customers and retain customer loyalty is based on product segmentation and personalization. As part of Air France’s initiative to customize its product offering to the demands of the individual customer, Air France has launched a customer resources management program aimed at managing customer relations. Air France also uses “shadow” customers who travel without identifying themselves as Air France personnel and subsequently report on the quality of Air France’s check-in, boarding, in-flight and other services. Air France also plans to focus on advanced technology solutions to improve its efficiency and appeal, particularly with respect to ground operations, through such initiatives as electronic ticketing, wireless check-in mobile counters and remote check-in. Air France is also concentrating on winning customer loyalty for its corporate accounts, with a special Internet site to be designed for use by corporate customers.

Air France’s flight crew also plays an integral role in Air France’s customer relations, with responsibility for ensuring the quality and safety of passengers’ in-flight experience.

Air France has implemented a strict quality control system applicable in all Air France locations, and plans to continue to improve punctuality through performance contracts and a set of automated indicators put in place to detect the causes of delays in order to establish appropriate corrective measures.

Principal Raw Materials Suppliers

The principal raw material used by Air France in its business is fuel, which Air France obtains from approximately 60 oil companies or retailers, with six large international oil companies providing approximately 75% of its supplies. Apart from distribution costs, which vary at each airport and represent an average of 15-20% of the global cost, the price of the fuel itself is the main element of the cost, which varies with the per barrel crude price on the international spot market and the dollar exchange rate. Air France pays for 100% of its aircraft fuel in dollars.

Refueling contracts with oil companies are generally renegotiated annually through standard tendering procedures. The standard contract is for one year, except in certain isolated cases when Air France may enter contracts for up to three years. Air France seeks to benefit not only from a wide network of international suppliers but from the use of various regional suppliers in order to exploit local opportunities when they arise. Air France is also implementing joint fuel purchase programs in conjunction with its SkyTeam alliance partners in order to benefit from increased purchasing leverage.

The price of aircraft fuel is historically volatile and is susceptible to geopolitical instability. See “Item 3: Key Information—Risk Factors — Risks Related to the Business—Air France-KLM may be adversely affected by high aircraft fuel prices”. Air France employs a variety of risk management tools for oil and fuel purchasing, including swaps and options with or without premiums, and by purchasing aircraft fuel in various stages of production and refinement in order to exploit price differentials between such stages. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk—Market Risk”.

On May 19, 2004, Air France introduced a fuel surcharge of €3 per passenger between any two destinations. This surcharge will be eliminated should the price of fuel fall below $30 per barrel over any consecutive 30 day period. Air France introduced an additional surcharge on August 24, 2004 of €2 per passenger for domestic flights, €3 per passenger for medium haul flights and €10-12 per passenger for long haul flights. This additional surcharge is in addition to the €3 per passenger surcharge introduced in May. This new surcharge will be eliminated should the price of fuel fall below $35 per barrel over any consecutive 30 day period.

Competition

Air France is, according to the AEA, ranked second in Europe for the financial year ending March 31, 2004 in terms of revenue passenger kilometer and, according to IATA, and third in the world in terms of total international scheduled passengers in the year ended December 31, 2003. According to IATA statistics for the same period, in terms of revenues, Air France was sixth worldwide and second in Europe.

Overall, Air France’s main competitors are British Airways (and other members of the Oneworld alliance) and Lufthansa (and other members of the Star alliance). However, Air France faces strong route-specific competition, in which case Air France’s main competitors are generally different national carriers. In the European market, Air France also faces competition from low-cost airlines such as easyJet and Ryanair.

With respect to domestic traffic, Air France’s main competition is from alternative means of transportation, in particular the TGV, the French high-speed rail link and easyJet. Air France has code-sharing arrangements with the TGV network, offering rail/air transfers at the Roissy-CDG Terminal 2 and rail/air links from five regional cities to Roissy-CDG, thereby feeding hub traffic and allowing TGV passengers to access Air France’s international network. Similarly, Air France has a code-sharing arrangement with Thalys International, a high-speed rail network with a Brussels-Paris link. Passengers may purchase combined train/air tickets and travel on any one of five direct trips per day between Brussels-Midi station and Roissy-CDG.

With respect to cargo, Air France, according to IATA, ranked fourth worldwide in the year ended December 31, 2003 in terms of total revenue-ton kilometers, excluding large integrated shippers. Air France’s competitors in cargo transport are principally Lufthansa, CARGOLUX, Singapore Airlines and Korean Air.

The Fleet

In terms of size of fleet, according to IATA, the Air France group ranks sixth worldwide, excluding cargo-only airlines. Air France (excluding its regional subsidiaries) has a fleet of 245 aircraft (240 of which are in operation) as of March 31, 2004, with an average age at March 31, 2004 of approximately 8.6 years for the Air France fleet. The Air France fleet consists primarily of aircraft supplied by Boeing and Airbus. The relative youth of the Air France fleet is the result of the decision in 1997-1998 to rationalize and modernize the fleet over the following 10 years. The fleet operated by Air France at March 31, 2004 consists of 144 medium-haul aircraft, 83 long-haul aircraft and 13 cargo aircraft. Consistent with its strategy of further streamlining operations and improving operating efficiency, Air France has reduced the number of models in its fleet, a strategy that Air France believes helps to reduce costs and increases operational efficiency.

Modernization of the fleet has also contributed to a drop in per passenger fuel consumption by the Air France fleet, which has decreased by 20% since 1991. Low altitude emissions have also declined, and since 1991 carbon monoxide emissions have been reduced 3.6 times and unburned hydrocarbons halved, while nitrogen oxide emissions have fallen 25%. In addition, since 1997, the 24-hour noise index for Air France traffic at CDG-Roissy has dropped 37%.

During the financial year ended March 31, 2004, changes in the number of Air France’s orders primarily reflect moves to continue rolling out the delivery schedules in connection with existing orders. Air France received eight company-owned aircraft between April 1, 2003, and March 31, 2004: two A330-200s, one A320 and five A318s. Over this period, no new commitments or orders were made or options taken up, since the main decisions regarding the renewal of the passenger and cargo fleet had already been ratified and incorporated into contracts with manufacturers.

The A318 aircraft was introduced in the medium-haul fleet in October 2003. As of March 31, 2004, five A318s had been delivered to Air France. The introduction of the A318 corresponds to the last stage in the rationalization of the Air France medium haul fleet. This process will end with the last of the Boeing 737s scheduled to be retired in the winter of 2006-2007. The last nine planes from the order are scheduled to be delivered over the next few financial years, in line with the Boeing 737 fleet retirement plan.

Air France took delivery of one A320 in December 2003 and two company-owned A330-200s in January and March 2004.

For the year ended March 31, 2004, Air France’s capital expenditures for aircraft and flight equipment totaled €949 million (including advances on orders, maintenance, modifications, and major overhauls). At March 31, 2004, there were firm orders for 44 aircraft and options for a further 36 aircraft. These new aircraft are intended to replace aircraft removed from service, as well as to expand the fleet if demand conditions justify it.

Air France’s fleet is held through a combination of outright ownership, finance leases and operating leases. In a finance lease, Air France retains the aircraft on its balance sheet and shows the lease as a liability on its balance sheet. By contrast, in an operating lease, the lessor retains ownership of the aircraft and Air France records lease payments as an expense.

The table below sets out Air France’s fleet at March 31, 2004 and March 31, 2003:

	Air France Fleet
	Owned		Finance lease		Operating lease		Total		In operation
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Concorde	—	5	—	—	—	—	—	5	—	4
B747-400	9	12	1	1	5	1	15	14	15	13
B747-300/200	7	8	—	—	2	4	9	12	9	12
B777-200	14	15	2	2	9	8	25	25	25	25
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	2	1	1	9	7	13	10	12	10
B767-300	1	1	—	—	—	3	1	4	—	2

Total long-haul	42	51	10	10	33	31	85	92	83	88

B747-400	1	1	—	—	2	2	3	3	3	3
B747-200	5	5	1	1	4	4	10	10	10	10

Cargo	6	6	1	1	6	6	13	13	13	13

A321	8	8	2	2	2	4	12	14	12	13
A320	44	43	5	6	17	17	66	66	65	66
A319	17	17	4	4	18	18	39	39	39	39
A318	5	—	—	—	—	—	5	—	5	—
B737-300/500	6	3	3	7	16	23	25	33	23	30

Total Medium-haul	80	71	14	19	53	62	147	152	144	148

Total	128	128	25	30	92	99	245	257	240	249

Note:

(1)	Air France terminated operations of its Concorde fleet as of June 1, 2003.

In order to slow the growth of the fleet in response to worldwide capacity declines following the events of September 11, 2001, Air France decided, in November 2002, to postpone for one year the scheduled delivery of eight aircraft (two A330-200s, two A320-200s, one A319-100, one A321-200 aircraft and two regional aircraft) to between November 2003 and April 2004. During the six months ended September 30, 2003, Air France further postponed the delivery of the six Airbus aircraft to between April 2004 and April 2005. One of the two postponed regional aircraft was delivered to Air France in the third quarter of the financial year ending March 31, 2004 but is not yet in use and the other is expected to be delivered during the fourth quarter of the financial year ended March 31, 2005. In addition, Air France has entered into an agreement with Airbus to review its options to acquire aircraft in the A319, A320 and A321 families in order to take into account market conditions. Further, at the end of the financial year ended March 31, 2003, Air France postponed for one year the delivery of an additional three A318 aircraft that had originally been scheduled for delivery at the beginning of calendar year 2004.

Regional Fleet

The regional division had a fleet of 127 aircraft as at March 31, 2004, 117 of which were in operation, each with a seating capacity of less than 100 and an average age of 6.5 years for the Brit Air fleet, 17.3 years for the CityJet fleet and 7.6 years for the Régional fleet. At March 31, 2004, the regional companies had placed firm orders for 10 aircraft. They held no options to acquire aircraft.

Aircraft investments for the regional division totaled €84 million for the financial year ended March 31, 2004. Out of a total fleet of 127 aircraft, 18 are fully owned, 35 are leased, and 74 aircraft are leased to other carriers under operating leases. There were firm orders for 10 aircraft as of March 31, 2004, and no options. Two

Fokker 70 aircraft acquired from Air Littoral will join the Regional fleet during the financial year ending March 31, 2005.

The table below sets out the fleet of the regional division at March 31, 2004 and March 31, 2003:

	Regional Fleet
	Owned		Finance lease		Operating lease		Total		In operation
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Brit Air
ATR 42-300	—	1	—	—	—	2	—	3	—	—
Canadair Jet 100	2	2	11	12	6	7	19	21	19	21
Canadair Jet 700	1	—	9	8	—	—	10	8	10	8
F100-100	1	1	—	—	9	7	10	8	10	8

Total	4	4	20	20	15	16	39	40	39	37

CityJet
BAE 146	1	1	—	—	14	11	15	12	15	12

Total	1	1	—	—	14	11	15	12	15	12

Régional
Beech 1900	6	7	1	2	1	—	8	9	—	—
Embraer RJ 145	1	1	9	7	17	17	27	25	27	25
Embraer RJ 135	3	—	5	5	4	4	9	9	9	9
Embraer 120	3	—	3	6	8	10	14	16	12	16
Fokker 70	—	—	—	—	3	—	3	—	3	—
Fokker 100	—	—	—	—	6	5	6	5	6	5
Saab 2000	—	—	—	—	6	8	6	8	6	7

Total	13	8	15	20	45	44	73	72	63	62

Total regional fleet	18	13	35	40	74	71	127	124	117	111

Air France holds a 76% stake in Air Ivoire, an airline that serves Africa from Abidjan with three Fokker 28 aircraft.

Property

The following table sets forth our principal properties. The table does not include our fleet of aircraft which are described under “—The Fleet.”

Principal Properties	Description	Nature of Title	Approximate Gross size
			(square meters)
CDG – Roissy Airport
Terminals A-F	passenger terminal	leased	56,072
Maintenance Areas	hangars, workshops	leased	723,375
Equipment Area	open storage area	leased	60,271
Equipment Area/Runway Buildings	protected storage area/offices, workshops	leased	63,952
45 rue de Paris	head offices	leased	3,859
	parking garage	leased	65,020
Terminal 1	passenger terminal	leased	26,129

Orly Airport
Aérogare Orly	flight operations terminal	leased	77,418
Paray Vieille Post	hangars, workshops, offices	leased	166,737
1 avenue du Maréchal Devaux	offices (central building)	owned	13,150
	warehouses/restaurant	owned	20,447
		owned	2,400
Le Bourget Airport
Maintenance Areas	hangars, offices, parking area, workshops	leased	97,395
Toulouse
Maintenance Areas	hangars, offices	owned	80,090
		leased	4,692
Montreuil
2 Gaumont	offices	leased	29,031

Vilgénis
Domaine de Vilgénis	instruction center	owned	6,849

We also have other freehold and leasehold interests in real estate in numerous countries throughout the world that collectively are less significant. See note 15 to our consolidated financial statements.

In April 2004, Air France opened its new industrial centre in Blagnac, Toulouse to replace the Montaudran plant. Construction began in October 2002 and the center was completed in December 2003, representing a total investment of approximately €40 million. This centre is dedicated to major maintenance for small carriers.

The Roissy-CDG and Orly airports are operated by ADP, a state-owned entity which has a concession to operate and manage the airports in the Paris area. Air France rents technical, administrative and commercial premises within the airport, parking strips for the aircraft and industrial premises and hangars for cargo and maintenance that are often located on the side areas of the runways.

In certain cases, Air France is the tenant of equipped premises (commercial premises within the terminals) or empty premises that it equips (for example, lounges for passengers at Roissy-CDG). Regarding terminal 2F at Roissy-CDG, Air France is responsible for completely equipping, remodeling and decorating the private areas in the interior of the terminal. This was also true of terminal 2E which has been closed following the collapse of part of the roof on May 23, 2004. Air France’s expenses in connection with the work on terminal 2E were estimated to total €48 million, of which €40 million had already been spent prior to its closure. With respect to industrial premises and hangars, Air France is usually the tenant of the land and the owner of the buildings that it has constructed. This is also the case for Air France’s corporate head offices, where Air France has a long-term construction lease of 70 years (from 1994) with the landowner, ADP. On January 28, 2004, Air France entered into a 12-year sale and leaseback agreement with a syndicate of banks covering the building and Air France’s rights under the construction lease.

Air France also occupies premises and land in the airports outside the Paris region, pursuant to the same temporary occupation regime. In foreign airports, Air France is subject, as are the other airline companies, to applicable local law. Air France’s largest leased area outside of France is at New York’s John F. Kennedy airport.

Environmental Policy

As an operator of passenger and aircraft cargo, Air France is subject to environmental regulations regarding, among other things, aircraft noise and engine emission control pursuant to local rules applying to each airport, as well as French, E.U. and international rules – and in particular to the provisions of Annex 16 to the Chicago Convention on International Civil Aviation of December 7, 1994. See “—Regulation of Air France — Other Regulatory and Legal Issues Relating to Air France’s Operations — Environmental Protection and Anti-Noise Standards”.

In five years, Air France has doubled its number of flights and increased traffic by close to 70%. This growth was achieved while also improving Air France’s overall environmental position. Since 1997, the 24-hour noise index for Air France traffic at CDG has decreased 33%. Since 1991, the fuel consumption of Air France aircraft per passenger-kilometer has decreased more than 20%. Low altitude emissions have also been significantly reduced per landing and takeoff cycle. Since 1991, carbon monoxide emissions have been reduced 3.6 times and unburned hydrocarbons halved, while nitrogen oxide emissions have fallen 25%.

Air France’s success in improving its environmental performance in parallel with substantial growth is the result of its sustainable development policy, combined with a strategy implemented several years ago aimed at meeting demand by optimizing use of the Air France’s fleet. This two-pronged strategy involves the hub at Roissy-CDG, the linking of the domestic and international networks, and the La Navette shuttle service linking Paris to the domestic network.

The hub concept, which aims at maximizing the number of destinations served while limiting the number of flights, contributes to higher passenger load factors and increased operating efficiency. Aircraft operating closer to capacity result in less pollution per passenger transported, and a reduction in the total number of flights reduces the overall impact on the environment. Moreover, delays, a significant source of fuel over-consumption, are minimized as air traffic is reduced. Productivity gains encourage Air France to purchase modern aircraft, which are cleaner and less noisy than their predecessors.

Air France’s shuttle service also contributes to Air France’s environmental performance, as the high frequency of flights (every hour and every half hour during peak periods) enables the use of smaller aircraft with higher load factors, resulting in greater operating efficiency and reduced air and noise pollution. In addition, given the short distances traveled by the shuttle aircraft, they are operated at minimal payloads, further reducing noise pollution and fuel consumption.

Air France pilots also contribute to reduced noise pollution through optimization of flight procedures during take-off and landing.

In spring 2002, Air France decided to restructure its environmental function by adopting a decentralized management approach within the different management departments. The aim was to encourage the implementation of all possible synergies, using existing methodologies and structures, in order to optimize the productivity of Air France’s environmental approach and the quality of results. Initiatives are organized around an action plan with environmental representatives from the management departments and the subsidiaries.

As part of this reorganization, a multifaceted function called Quality-Security-Environment (QSE) was created within Air France Industries. This new organizational structure is also being implemented within the head of Ground Operations and Air France Cargo. By encouraging all departments to better incorporate environmental considerations into their management system, Air France believes QSE will favor synergies between existing networks and methodologies to rapidly achieve improved operating performance and the harmonization of best practices.

In July 1999, CRMA, a subsidiary of Air France Industries, was the first ever aviation company to be awarded ISO 14001 certification. In early 2001, the Industrial Engineering and Maintenance Department of the Air France Industrial Logistics Division won ISO 14001 certification for its environmental management of activities at Orly airport.

As Air France believes it is in compliance with all applicable environmental regulations, no provisions have been recorded in respect of such regulations.

Legal Proceedings

Air France and its subsidiaries are involved in various claims and lawsuits arising in the ordinary course of business. With the exception of the proceedings mentioned below, there are no significant disputes to which Air France or any of its subsidiaries is a party, nor any disputes pending, for which provisions have not been made.

With effect from November 1, 1999, Air France reduced the working week to 35 hours in anticipation of French legislation on the issue. From January 1995 up to the implementation of the 35-hour working week, the legal working week of Air France ground staff as set by October 1994 regulations was increased from 38 to 39 hours pursuant to an amendment to the October 1994 regulations. A number of Air France employees have brought actions before the French Labor Court stating that this amendment constitutes a change to their employment contract that they did not accept, and requesting payment of the 39th hour worked each week since January 1995. Following eight decisions of principle rendered on September 17, 2002, the Cour de Cassation, the French high court, ruled that the reinstatement of a 39-hour working week through the adoption of the new law governing ground staff did not affect the contractual remuneration of employees paid on a monthly lump-sum basis, thus ending the litigation for Air France.

In June 2000, five travel agents domiciled in the United States and their professional association (the Association of Retail Travel Agents) filed suit against several U.S. airlines as well as three major European airlines, including Air France, before a federal district court in North Carolina. The suit, referred to as the Hall case and which the court certified as a class-action lawsuit, claims that an agreement reached between the defendants which led to a reduction in the commissions paid to the plaintiff travel agencies constitutes an illegal agreement in restraint of trade under Section 1 of the Sherman Antitrust Act. The amount of damages jointly sought from the airlines in respect of the claims amounts to U.S.$17.5 billion, which could be tripled by a court. On October 30, 2003, this suit was dismissed by the trial court on a motion for summary judgment. The plaintiffs have appealed this decision.

On April 9, 2003, a similar antitrust complaint was filed against us, together with 11 U.S. airlines and eight other international airlines, in the federal district court located in Oakland, California. This suit, referred to as the Tam Travel suit, was filed on behalf of approximately 150 travel agents who elected to withdraw from the class of plaintiffs in the above mentioned Hall case. The allegations in the Tam Travel case are fundamentally similar to the Hall case; the plaintiffs allege that the defendant airlines conspired to reduce and ultimately eliminate base commissions paid to travel agents. On November 10, 2003, the Tam Travel case was consolidated for pre-trial discovery with two similar cases and transferred to the federal district court located in Youngstown, Ohio. Certain defendants have requested that the Tam Travel case be stayed until the appeal in the Hall case is decided. The judge rejected this request on May 3, 2004. As a consequence, the procedure is still pending.

During calendar years 2000 and early 2001, a number of Servair employees initiated a lawsuit before the French Labor Court seeking payment of back wages. The plaintiffs argued that time spent eating meals in the company cafeteria constituted time during which the employee is under the control of the employer and should thus be compensated as normal working hours. Servair has taken the position that time spent eating meals is an interruption in working hours that is not entitled to remuneration. In its definitive ruling dated November 8, 2001, the Court of Appeal of Paris sided with the position argued by Servair. Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still pending before the courts.

In September 2003, certain beneficiaries of victims of the September 11, 2001 terrorist attacks filed suit in federal district court in New York City against the airport authorities responsible for the operation of the Newark, Washington, DC and Boston airports, from which the aircraft used in the attacks departed. In their suit, the plaintiffs seek damages from all of the subcontractors and airlines operating at these airports at the time of the attacks, including Air France. The plaintiffs allege that the airport authorities, their subcontractors and the airlines in question were negligent, notably with regard to their choice of security companies at the airports in question. These lawsuits have been formally dismissed thereby concluding our involvement.

We believe that these legal disputes are without merit and no provision has been recorded in the financial statements in respect of them.

In addition, Air France was a minority shareholder of Air Afrique, with two members on that company’s board, at the time of its bankruptcy in April 2002. In light of the excess of liabilities over assets, Air Afrique’s liquidator could hold the company’s executive officers and directors liable for all or part of the shortfall, if they are found to be at fault. However, the liquidator has not taken or threatened any such action to date, and Air France believes that its representatives on the Air Afrique board acted properly in fulfilling their obligations to the company. No provision has been recorded in the financial statements in respect hereof.

Regulation of Air France

The International Regulatory Framework

International commercial air transport is regulated by international conventions that each participating country undertakes to ratify and directly apply within its national airspace. Three principal conventions, together with subsequent modifications, establish the legal and regulatory framework governing international commercial air transport: the Convention for the Unification of Certain Rules Relating to International Carriage by Air (1929) known as the Warsaw Convention, the Convention on international civil aviation (1944) known as the Chicago Convention, and the Convention on damage caused by foreign aircraft to third parties on the surface (1952) known as the Rome Convention.

The Montreal Convention

The Warsaw Convention (1929), later modified by the Hague protocol (1955), established the principle of limited liability of air transport companies based on a presumption of fault. Under the Warsaw Convention, the financial limits on liability could be extended only if the victim proved gross negligence on the part of the air transport company or if certain conditions (principally related to ticketing) were not met.

On May 28, 1999, the Montreal Convention was adopted by more than 50 countries, and entered into force in the E.U. on June 28, 2004 after ratification on April 29, 2004 by France and 12 other E.U. member states. This treaty provides for increased protection for victims who have suffered loss, and combines the presumption of fault principle of the Warsaw convention with strict liability for damages deriving from accidents, up to a specified threshold amount, which amount is to be reviewed periodically.

Following the entry into the force of the Montreal Convention, a new European Regulation, no. 889/2002, voted on May 13, 2002, now applies within the E.U. creating a uniform system of liability for international air transport.

The Chicago Convention

The Chicago Convention (1944) sets out the legal and technical principles governing international civil aviation. In addition, the Chicago Convention subjects participant countries, which include substantially all the member countries of the United Nations, to a common legal framework governing international air transport that participant countries are required to implement in their respective national air space and apply in their relations with one another. In summary, the Chicago Convention laid down the general principle that each signatory state should have sovereignty over its air space and should have the right to control the operation of scheduled international air services over or into its territory. As a result, international air transport is founded on a collection of transport rights which the participant states apply to each other (often referred to as traffic rights) by entering into:

•	multilateral air transport agreements between states, such as the International Air Services Transit Agreement of 1944, which gives airlines based in the contracting states general rights for their scheduled flights to over-fly the territories of other contracting states and to make non-traffic stops in such territories, and

•	bilateral treaties based on the standard agreements set forth in the Chicago Convention and through which the states grant each other one or more of the designated “Air Freedoms”.

The Chicago Convention permits non-scheduled flights, both charter and cargo, to fly-over the territories of signatory states and gives rights for non-scheduled flights to make stops for non-traffic purposes in the territories of such states, subject to certain restrictions which may be imposed by the individual states. Traffic rights for non-scheduled flights are generally unilaterally granted by each participant state in relation to its own air space directly to the airline carriers. The home states of the relevant airline carriers are only involved in the event of disputes.

France is currently a party to the Chicago Convention, the International Air Services Transit Agreement, the two protocols amending the Chicago Convention and to bilateral treaties relating to airline industry regulations.

Bilateral treaties between states generally contain the principles governing the designation of airline carriers for the operation of specified routes, the capacity offered by such airline carriers and procedures for the agreement of tariffs. Most bilateral treaties require the combined approvals of the aviation authorities of both states involved.

The Chicago Convention requires a formal connection between airline companies and their aircraft on the one hand, and individual states on the other. Consequently, with many exceptions, each aircraft is usually registered in the same state as the airline company that operates it. In the case of airline companies, foreign ownership or effective control cannot exceed certain thresholds.

Air France’s rights to operate air travel services on international routes depend in many instances on being majority or substantially owned and effectively controlled by French or E.U. nationals. Bilateral treaties incorporate, and sometimes reinforce, these provisions.

Air France’s amended articles of association provide that certain shareholders may be obligated to sell all or a part of their Air France shares if 45% or more of the share capital or voting rights of Air France are held, directly or indirectly, by non-French persons. See “Item 10: Additional Information — Form and Holding of Shares — Compulsory Transfer of Shares”. In addition, the State of the Netherlands has an option, which has been amended in connection with the combination, to acquire preference shares B of KLM if a country imposes or will impose restrictions or conditions on KLM as a consequence of a substantial part of KLM’s share capital not being demonstrably Dutch owned or KLM not being effectively controlled by Dutch nationals.

The Chicago Convention also provides for aircraft noise control and engine emission control regulations, set forth in Annex 16 thereof. As an operator of passenger and cargo aircraft, Air France is subject to compliance with these provisions.

Finally, the Chicago Convention established the International Civil Aviation Organization (ICAO) which in 1947 became the aviation division of the United Nations. Within the framework of the ICAO, participant states establish the international technical regulations applicable to civil aviation.

The Rome Convention

The Rome Convention (1952) regulates third party damages. France has not ratified the Rome Convention and regulation of third party damages is governed in France in accordance with the principles of article L.141 of the French Civil Aviation Code (Code de l’aviation civile). Following the events of September 11, 2001, certain members of the ICAO advocated the amendment and modernization of the Rome Convention. As of the date of this annual report, no such amendment or modernization had been implemented.

IATA

In addition to the inter-state regulatory framework, scheduled air transport companies created IATA in 1945 in Havana, Cuba. This organization holds a mandate to establish resolutions for the air transport profession and to supply participant members with a forum for matters concerning regulation of its members on international routes (on-board service, travel documentation safety, security, navigation and flight operations, the development of communication standards, and administrative procedures).

Open Sky Agreements

Air traffic with the U.S. has been liberalized by several states, including France and a number of other E.U. Member States, by way of so-called open sky agreements. Discussions arose between the E.U. and its Member States on whether it was lawful for them to enter into these agreements. The European Commission sued some Member States before the European Court of Justice (the ECJ) and the ECJ delivered a judgment on November 5, 2002, stating that Denmark, Sweden, Finland, Belgium, Luxembourg, Austria and Germany had infringed upon the European Community’s powers with respect to the conclusion of certain international agreements that are binding upon the European Community. In addition, these Member States and the United Kingdom were also found to have violated the rules on the right of establishment embodied in Article 43 of the Treaty of Rome by excluding, in their open sky agreements with the U.S., air carriers established in the other Member States but not majority-owned and effectively controlled by nationals of such States from the benefit of national treatment in the host Member State.

In June 2003, the 15 E.U. member states gave the European Commission a mandate to negotiate with the United States the creation of an open aviation area providing freedom of access on both sides of the Atlantic. The Member States also gave the European Commission a so-called horizontal mandate to negotiate a European nationality clause in bilateral agreements and with third countries on behalf of the E.U. Member States. Representatives from the United States and Europe thereafter conducted negotiations and prepared a draft package for submission to the Member States. In June 2004 the Member States decided that the draft package negotiated with the U.S. authorities was unacceptable and on June 25, 2004, it was stated that negotiations will resume at a technical level in the fall of 2004.

The European Commission believes that the November 5, 2002 judgments have implications not only for the specific agreements concerned, but for all existing bilateral air services agreements and for the negotiation of new agreements. On July 20, 2004, the Commission announced that it was not satisfied that the Member States were complying with the judgments of the ECJ and that, accordingly, it had issued letters of formal notice to the eight Member States over their failure to comply with the judgments.

In 1992, the United States and the State of the Netherlands had agreed to expand their bilateral Air Transport Agreement to create an open sky agreement. That agreement permitted KLM to obtain antitrust immunity in the United States for joint action with Northwest Airlines. Following challenges raised by the European Commission, the ECJ ruled that certain provisions of similar open sky agreements between other E.U. Member States and the U.S. were in violation of the Commission’s exclusive external competence. As a result, on July 20, 2004, the Commission announced that it had decided to bring a case before the ECJ against the State of the Netherlands challenging the allegedly discriminatory language in its open skies agreement with the U.S.

In 2001, the United States and the French State entered into an open sky agreement, which liberalized air traffic with the U.S. and permitted Air France to obtain antitrust immunity in the United States for joint action with Delta Air Lines. On July 20, 2004, the Commission announced that it had decided to initiate new proceedings against three Member States, including the French State, for failure to fulfill their obligations under the Treaty through having bilateral agreements with the U.S., which contain allegedly discriminatory language similar to that in agreements condemned by the ECJ in November 2002.

European Regulation

Liberalization

In 1987, the European Commission undertook to create common European air transport regulations. These consist of three sets of measures known as the First, Second and Third Packages. The Third Package (1992) included measures aimed at putting an end to certain aspects of the monopolies of various national airline companies. As a result, airlines licensed by any EEA Member State, including Air France, now have free access to all international routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible. On April 1, 1997, a single European airspace was established within which any European airline may freely operate on any routes within the E.U. member states. In particular, European airlines may freely practice cabotage (i.e., transporting passengers or cargo from one city to another, either within a Member State or between Member States other than the airlines’ home country). In addition, any resident of an E.U. Member State may hold an interest in the share capital of any E.U. registered airline company, provided such interest holder is not acting as a front for a beneficial owner who is not a citizen of an E.U. Member State.

This European regulatory framework does not prevent the E.U. Member States from participation in the ICAO, nor does it conflict with the principles and regulations established under the Chicago Convention. Rather it aims at creating a homogeneous regulatory framework for all European air transporters within the international regulatory framework. Additionally, E.U. member states remain subject to all their international obligations in relation to air transport outside the E.U. and retain sovereignty with respect to the negotiation of traffic rights included in such agreements.

The E.U. regulations establish the following principles:

•	satisfaction of the criteria established by the European authorities (Regulation No. 2407/92) prior to obtaining an air operator certificate and a license,

•	freedom of access to routes within the E.U. Member States to Community carriers (Regulation No. 2408/92), and

•	the ability of airlines to fix their own fares (Regulation No. 2409/92).

In its work program for the calendar year 2003, the European Commission announced the revision of the Third Package and a wide-scale consultation of individuals and entities. The consultation took place by May 2003, but there has been no revision at the date of this annual report.

Competition

Relevant E.U. regulations have for several years established the uniform application of the European competition rules (Articles 81 and 82 of the Treaty of Rome) for all airlines operating air transport services within the E.U. as well as the rules concerning the granting of State-aid (Articles 87 and 89 of the E.C. Treaty). The European Commission’s jurisdiction to apply Articles 81 and 82 to air transport between Community airports and third countries was extended with effect May 1, 2004 and, using these new powers, the Commission is currently reviewing the impact of the SkyTeam alliance on competition.

Single European Sky

On October 10, 2001, the European Commission adopted a package of proposals on air traffic management designed to create a “Single European Sky” by December 31, 2004. This package sets out the objectives of the Single European Sky and its operating principles, based on six main lines of action: joint management of airspace; establishment of a strong Community regulator; gradual integration of civilian and military airspace management; institutional integration of the E.U. regulatory bodies and Eurocontrol; introduction of appropriate modern technology; and better coordination of human resources policy in the air traffic control sector. In order to accelerate the creation of the Single European Sky, the Commission also adopted three specific measures relating to the provision of air navigation services, organization and use of airspace and interoperability of equipment. The creation of a Single European Sky should optimize use of European airspace, with improvements in such areas as air traffic delays, flight safety, security and growth.

On December 5, 2002, the Council of E.U. Transport Ministers reached an agreement on the single European sky package. Following a conciliation procedure between the Council of E.U. Transport Ministers and the European Parliament, an agreement was reached on December 9, 2003 covering the package of legislation laying down the objectives and operating principles for the Single European Sky. The Single European Sky package is scheduled to be implemented by the end of 2004.

Miscellaneous

A further open airspace with liberal market access is currently being negotiated between the E.U. and 10 countries from Central, Eastern and Southern Europe. It is the intention of these states to create a Common European Aviation Area (CEAA). Implementation of the CEAA is expected to require several years to complete, but will substantially improve market conditions and liberalize air traffic regulation in the participating states. Although Eastern Europe is not a crucial market for Air France, the creation of the CEAA is expected to improve its market position in those states which will become part of the CEAA.

European regulations address a variety of aviation-related issues other than those concerning competition, including air traffic noise, denied boarding, take-off and landing slots and air carrier liability, as described in this annual report. See “— Other Regulatory and Legal Issues Relating to Air France’s Operations”.

French Air Transport Regulation and Legislation

Air transport in France is governed by the French Civil Aviation Code (Code de l’Aviation Civile) of 1948, as amended, which contains the legal and regulatory provisions applicable to aircraft, airports, regular air transport and flight personnel. In addition, set forth in the French Civil Aviation Code are the provisions applicable to Air France and ADP as well as those governing aviation fees. The French Civil Aviation Code has been frequently revised to harmonize French law with international and European regulations. Therefore the applicable regulatory regime in France is the result of (i) national law; (ii) the application of regulations promulgated by the European Council and the European Commission; (iii) European directives incorporated into French law; (iv) air service agreements to which Air France is a party and (v) the international conventions to which France is a party.

In particular, with respect to third party liability, article L. 141 of the French Civil Aviation Code applies because France has not ratified the Rome Convention. This article provides the following: (i) no special regime is established to determine the liability of a pilot, or of the person or entity operating an aircraft, for damage caused by an aircraft in flight to another aircraft also in flight (therefore general French law applies to determine liability); and (ii) the person or entity operating an aircraft is strictly liable for damage caused by the aircraft’s movements, or by any object originating from the aircraft, to any person or goods on the ground. This liability can only be reduced or eliminated where there is proof that the victim was at fault.

Application and Enforcement of Safety Standards

Air France has adapted its safety standard monitoring system in parallel with the evolution of French regulations. The principal elements of this system include:

•	the compulsory designation of a person, the dirigeant responsable (head officer), in charge of flight safety,

•	quality control procedures with respect to flight sectors,

•	security structures with flight security officers for each type of fleet,

•	feedback and data control computer systems used to monitor the implementation of any necessary preventive or corrective safety measures, and

•	frequent internal and external audits of partner carriers, franchisees and charter flights.

Training of Flight Personnel

The general policy with respect to the training of Air France’s flight personnel is set by Air France’s Training Division (Direction de la formation) in accordance with applicable regulations. Training is carried out at the Air France training centers located at Roissy-CDG, Orly and Vilgénis.

Training of Flight Crew

The training of the flight crew, most of whom complete the academic part of their training at the National School for Civil Aviation (Ecole Nationale de l’Aviation Civile), includes a training period upon joining Air France, and then subsequent training throughout the crew members’ careers, in order to be qualified to operate each type of aircraft throughout their careers. Each period of training is validated by an exam set by the regulatory authority. The training also includes in-flight training which allows crew members to acquire the requisite familiarity with the network and operational environment. This training is also monitored by regulatory in-flight tests. After the training sessions, a refresher course is conducted annually to ensure that the crew maintain their skills. This refresher course is partly theoretical, partly practical, with the practice carried out using a flight simulator; it is subject to a regulatory exam. On average, Air France’s flight deck crew have six days of training per year. Under the pilots’ agreement signed in 2003, pilots may volunteer to pursue qualification training, depending on Air France’s needs, rather than being nominated by Air France.

Training of Cabin Crew

The cabin crew receives training in the areas of safety and rescue skills, security and the operation of cabin systems. Such training is also subject to regulatory approval. The training includes an initial course upon joining Air France and a refresher course, as provided by the applicable regulation.

Other Regulatory and Legal Issues Relating to Air France’s Operations

Cooperation Agreement with Alitalia

On July 27, 2001, Air France and the Italian air carrier Alitalia entered into a number of cooperation agreements. The agreements pursue the double aim of integrating Alitalia into the world-wide SkyTeam alliance created by Air France, Aéromexico, Delta Air Lines and Korean Airlines in 2000, and of building a far-reaching, long-term strategic bilateral alliance based on close cooperation between the parties principally on services between France and Italy. The agreements also interconnect the two airlines’ respective hubs at Roissy-CDG, Rome Fiumicino and Milan Malpensa airports.

As they affect services on intra-Community routes, the cooperation agreements with Alitalia were notified to the European Commission on November 12, 2001 for negative clearance and/or exemption under articles 3 and/or 5 of the European Council Regulation No. 3975/87. On April 7, 2004, the European Commission adopted a decision formally exempting the cooperation agreements as notified from the Article 81(I) prohibition from November 12, 2001 to November 11, 2007, subject to compliance with certain commitments annexed to the Commission’s decision. These commitments included, notably, a commitment to release take-off and landing slots to competitors at certain airports in specified circumstances. In July 2004, EasyJet Ltd announced that it had initiated proceedings before the European Court of First Instance against the European Commission challenging its decision to exempt the Air France/Alitalia cooperation agreements.

State Aid After the September 11, 2001 Attacks

Airlines operating air transport services within the E.U. are also subject to Articles 87 to 89 of the E.C. Treaty concerning State Aid.

The European Commission issued two communications on October 10, 2001 and July 2, 2002 on “The repercussions of the terrorist attacks in the United States on the air transport industry”. In these the Commission announced that some types of aid, including aid for insurance “intended to compensate for damage caused by extraordinary calamities”, could be granted to the air transport industry by way of exception.

On January 30, 2002, the Commission approved a French aid scheme with a budget of €54.9 million (of which Air France received €27.7 million) under the guidelines in its Communication of October 2001. However, on December 11, 2002, the Commission opposed France’s declared intention to extend the use of this budget to compensate French airlines for losses incurred after the initial four-day period, considering that any such extension could lead to a significant distortion of competition under applicable E.U. rules. Nonetheless, the Commission decided on March 19, 2003 that temporary compensation for the additional security costs incurred by E.U. airlines after September 11, 2001 does not constitute state aid.

On July 9, 2003, the Commission authorized the extension until October 31, 2003 of aid schemes for insurance “intended to compensate for damage caused by extraordinary calamities” put in place for the air industry by nine Member States, including France.

Allocation of Slots

Access to the world’s main international airports is regulated by the allotment of time slots. Slots correspond to the ability of a carrier to land at, or take-off from, an airport at a specified time and date. Access to many European and Asian airports is regulated through slots, including airports in London, Paris, Frankfurt, Milan, Madrid, Amsterdam, Bangkok, Tokyo, Hong Kong and Singapore. In the United States, access to airports is controlled by regulations based on the allotment of boarding gates (e.g., Los Angeles, San Francisco) with the exception of New York’s John F. Kennedy airport and Chicago’s O’Hare airport, to which access is regulated by slots.

Due to saturation at several major European airports (primarily at peak hours), all air carriers must obtain flight slots, which are allocated in accordance with the terms and conditions defined in European Council Regulation No. 95/93 of January 18, 1993 most recently amended by Regulation 793/2004. Under E.U. Regulation No. 95/93, each Member State, in relation to all airports for which it is responsible, is required to designate an individual or an entity responsible for coordinating the allocation of the slots and the monitoring of their use. Such individual or entity must have specialized knowledge in the area of coordinating aircraft routes and of the operational environment of air transport companies, and is designated after consultation between the relevant Member State, the airline companies which use the airports in question, their representatives and the airport authorities.

As a general rule, a slot that has been operated by an air carrier entitles that air carrier to claim the same slot in the next equivalent scheduling period (grandfather rights). Slots are allotted twice a year, at the time airline flight schedules for the relevant IATA season are prepared by the airport coordinator. New or unused slots are generally allocated on a 50-50% basis among historic airline operators and new entrants.

At the close of this preliminary allotment (pre-coordination) process, a conference with virtually all the airport coordinators and airline companies is organized, in order to enable airline companies to:

•	coordinate the slots they are allotted in different airports, so that when a flight links two airports, the slots granted on each platform are compatible with one another, and

•	exchange slots among themselves in the event that those originally allotted by the coordinators are unsatisfactory.

Pursuant to Regulation No. 95/93, air carriers must continue to use allocated slots at a minimum of 80% of their level of use during the period such slots were attributed. Slots not used at such levels are transferred to a “pool” where they become available to other carriers and are lost to the carrier to whom they were initially assigned. Regulation No. 95/93 also provides that exceptional circumstances, namely unforeseeable and irresistible cases outside the air carrier’s control, may affect the use of slots.

Following the events of September 11, 2001, Regulation No. 95/93 was amended by Regulation No. 894/2002 of the European Parliament and of the European Council of May 27, 2002 so as to allow the airlines to retain their slots with grandfather status in airports located in the E.U. during the summer season 2002 and the winter season 2002-2003. Similarly, in connection with the outbreak of hostilities in Iraq, the European Community sought modification of Regulation No. 95/93 in order to temporarily suspend its provisions relating to the loss of flight slots. Following the war in Iraq and the outbreak of SARS, the European Parliament and the European Council adopted Regulation No. 1554/2003 of July 22, 2003 authorizing air carriers to retain, during the 2004 summer season, slots which they had been assigned for the 2003 summer season, despite a reduction in the use of slots below the required level.

COHOR

Founded on July 31, 1995, the Association pour la Coordination des Horaires (COHOR), an independent, non-profit organization, was appointed by the French government to manage slot allocation at high-traffic airports in France, including Roissy-CDG, Paris-Orly, and Lyon-St Exupéry. COHOR is entirely funded by its members, which include the airlines Aigle Azur, Air France, Air Horizon, Brit Air, Corse Air International, Europe Airpost, Régional Compagnie Européenne and Star Alliance, as well as the airport management authorities ADP, Chambre de Commerce et d’Industrie de Lyon, and Chambre de Commerce et d’Industrie de Nice. COHOR’s management body appoints a Head of Coordination whose mission is to allocate slots in accordance with Regulation No. 95/93 and to monitor slot use and the adherence of slots users to their allocated schedule.

Environmental Protection and Anti-Noise Standards

Under French law, an aircraft operator is subject to liability for damages caused by noise emissions from its aircraft. An independent administrative body, the French Airport Noise Control Authority (Autorité de Contrôle des nuisances aéroportuaires), may recommend restrictions on the operation of certain aircraft and impose administrative fines (of up to €12,196) on aircraft operators or owners for non-compliance with anti-noise rules at take-off or landing to or from French airports. In compliance with E.U. directive no. 2002/30 of March 26, 2002, restrictions on the operation of the so-called Chapter 3 noisiest aircraft (as defined by French regulations) were decided at Roissy-CDG. At March 31, 2004, 19 of Air France’s aircraft were potentially affected by these restrictions, and they are scheduled to be gradually withdrawn from the fleet by 2008 or modified to be in compliance. Aircraft engine emissions, including emission of greenhouse gases, are also regulated by national and international rules. Aircraft engines are required to meet the engine certification standards of Annex 16 of the Chicago Convention. The Kyoto protocol, which has not yet entered into force, requires industrialized countries that are listed in Annex I to the Chicago Convention to reduce their national emissions of six greenhouse gases, the most relevant to aviation being carbon dioxide (CO2). In anticipation of the possible application of the Kyoto protocol to international aviation through an international or European regulation, Air France has implemented a fuel conservation plan, which, together with fleet renewal, is intended to reduce aircraft fuel consumption throughout flight, and to contribute to reducing gaseous emissions. The action plan also provides for instructions concerning taxiing on arrival, and limiting the use of auxiliary power units.

Air France’s operations on industrial and maintenance sites, including the handling, storage, and disposal of raw materials and wastes, are subject to comprehensive laws and regulations relating to the generation, storage, handling, and transportation of hazardous materials, air emissions and waste-water discharges, and hazardous substance pollution clean-up and remediation. Air France is also subject to regulations regarding the control and removal of asbestos-containing material, and the indemnification of potential exposure of employees to asbestos.

Air France’s industrial operations in France, and in particular its maintenance activities, are subject to French laws and regulations applicable to classified industrial sites (installations classées), which require users of such classified industrial sites to notify authorities or obtain authorization prior to beginning operations. Among other obligations, the operator of a classified industrial site remains liable for any remediation of the site. Air France Industries has moved to a new hanger in Toulouse Blagnac and will no longer operate the Montaudran site, which will be completely cleaned before it is turned over. Air France has undertaken renovation work at its Toulouse Montaudran and Vilgénis sites to remove old pollution detected in these locations. As at March 31, 2004, Air France has spent €300,000 cleaning up Montaudran to date and expects to spend an additional €4 million to fulfill its obligations at the site.

Insurance and Air Carrier liability

In the aftermath of the September 11, 2001 terrorist attacks in the United States, governmental insurance schemes in many Member States took on insurance cover which was lost when insurance companies cancelled their policies based on war risk clauses.

In order to restore confidence both in the aviation and in the insurance sectors, the European Commission put forward a legislative proposal on September 24, 2002 to introduce into E.U. law minimum insurance requirements applicable to all air carriers and aircraft operators flying within, into, out of or over the European Union. This proposal incorporates the main rules foreseen in various international conventions into E.U. law, harmonizing the rules applicable in the E.U. territory and making them compulsory for any carrier operating in Europe. It also aims at improving the current rules on third party liability.

Air Transport Taxes

Airlines are subject to a certain number of air transport taxes which are divided into air navigation taxes and airport taxes. Air navigation taxes include routing taxes (for overflights) and terminal taxes (for air navigation within a 20 kilometer radius of a departure or destination airport). Airport taxes include aircraft taxes (in particular landing fees) and passenger taxes. During the financial year ended March 31, 2004, Air France paid a total of €913 million in landing fees and en route charges. Following the attacks of September 11, 2001, air transport taxes rose sharply to offset costs resulting from enhanced security procedures. In addition, substantial fee increases were approved by air traffic control organizations and airport authorities in April 2002 and January 2003 to offset lost revenues associated with reduced traffic levels following the war in Iraq and the outbreak of SARS.

Legal and Regulatory Matters in Connection with the Exchange Offer

Air France and KLM have certain commitments to the European Commission to secure its approval of the combination. We have set forth below information regarding the satisfaction of these conditions.

European Union Antitrust Rules

The Merger Regulation requires that certain mergers and acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the European Commission before such mergers and acquisitions are consummated. The European Commission was required to review the combination to determine whether it is compatible with the common market and, accordingly, to decide whether to allow the combination to proceed.

On December 18, 2003, Air France notified the proposed combination to the European Commission’s Directorate-General for Competition for examination. On January 21, 2004, to address antitrust concerns raised by the European Commission in the course of its inquiry on specific passenger air transport routes, Air France offered to make a number of concessions. Following further negotiations, a revised package of commitments, which we refer to as Undertakings, was filed with the European Commission on February 10, 2004. On February 11, 2004, the European Commission adopted a formal decision declaring the combination compatible with the common market subject to full compliance with the Undertakings. The following summary outlines the principal features of the Undertakings.

Commitment to Release Take-off and Landing Slots to Competitors at Certain Airports

Intra-European routes

On nine routes (also referred to as city pairs) between Amsterdam, on the one hand, and Bologna, Bordeaux, Lyon, Marseille, Milan, Paris, Rome, Toulouse and Venice on the other hand, we have committed to making slots available to a competitor wishing to introduce a new competing passenger air service. On each city pair, this commitment continues in principle until such time as competitors fly a certain number of daily services on that city pair. The number of daily frequencies has been set at two for each of Amsterdam-Bologna, Amsterdam-Bordeaux, Amsterdam-Marseille, Amsterdam-Toulouse and Amsterdam-Venice; at three for each of Amsterdam-Lyon and Amsterdam-Rome; at four for Amsterdam-Milan; and at six for Amsterdam-Paris. We may, however, at any time ask the Commission to waive, modify or substitute any one or more of the Undertakings.

A request for slots was filed by the Italian carrier Volare, in accordance with the procedure set forth in the Commission’s exemption decision. We have released four pairs of slots at Paris Orly airport in the summer season 2004, and have agreed to release upon the request of Volare four slots at Paris Orly airport in the winter season 2004, to enable Volare to operate services to Milan, Rome and Venice.

Long haul or inter-continental routes

On three routes between Europe and the United States (Amsterdam-Atlanta, Amsterdam-New York and Paris-Detroit) and on two routes between Europe and Africa (Amsterdam-Lagos and Paris-Lagos), we have committed to make slots available to a competitor to facilitate the operation of one daily direct or indirect competitive service.

Other conditions applying to slot releases

We are only required to release slots if and to the extent that the relevant competitor has requested slots from the slot coordinator (in accordance with standard industry practice) but failed to secure slots suitable for the operation of the planned service. Requests for slots have to be renewed by the competitor every season, but in certain circumstances we will be required to release the same slot to such competitor as in the previous season. If a competitor airline stops using the slots we released to operate a competing service then, as a general principle, the slots will be returned to us, which must make them available to any competitor subsequently requesting slots to operate a service on one of the city pairs listed in the Undertakings. As an exception to this general principle, however, and in order to encourage competition on the Amsterdam-Paris city pair, in certain circumstances a competitor airline operating on the Amsterdam-Paris route will be able to secure slots from us that may, at a subsequent date, be used to operate a service on a different city pair. We may be obligated under the Undertakings to surrender up to 29 slots per day at Amsterdam Schiphol airport. To protect the operation of our hub-and-spoke service at Amsterdam Schiphol airport during the morning peak, the number of slots to be surrendered in any one hour between 8:00 a.m. and 10:59 a.m. is capped at nine.

Other Commitments and Assurances

In accordance with European Commission precedent in the airline industry, we have agreed not to increase the number of services flown on specified routes for six seasons (three years) following the entry of a new competitor to enable the new competitor to establish itself as credible on that route. We have also agreed to apply any percentage price reductions made on Amsterdam-Paris to its Amsterdam-Lyon service.

The European Commission has obtained assurances from the civil aviation authorities of France and the Netherlands that they will grant air traffic rights to carriers wishing to stop over on a once daily basis in Amsterdam or Paris en route to destinations outside the European Union where competitive problems have been identified. Such authorities also agreed to refrain from regulating prices on certain long-haul routes where other carriers offer indirect services competing with direct services flown by Air France or KLM.

We believe that the package of Undertakings agreed with the European Commission did not undermine the economic rationale for the combination when compared with the potential synergies. We are not in a position, however, to predict with certainty the financial impact that compliance with the Undertakings is likely to have on the results of our operations, as our competitors determine when to file a request for slots, on which city pair, at which airport and at what time of the day. Nevertheless, we believe that compliance with the Undertakings will not have a material adverse effect on our operations.

U.S. Antitrust Rules

On January 12, 2004, Air France and KLM made required filings under the HSR Act and associated rules with the Department of Justice, Antitrust Division (the Antitrust Division) and the Federal Trade Commission. On February 11, 2004, the Antitrust Division granted early termination of the waiting period provided for in the HSR Act without issuing a “second request” for additional information.

The early termination of the HSR waiting period completed the U.S. review contemplated as a condition of commencing the offer under the framework agreement. Notwithstanding the early termination under the HSR Act, U.S. antitrust laws continue to apply to Air France and KLM, and the U.S. antitrust authorities can challenge actions that they believe violate those laws.

Antitrust Rules in Other Jurisdictions

Air France and KLM conduct business in a number of countries outside the European Union and the United States. In connection with the combination, Air France and KLM identified five jurisdictions other than the European Union and the United States where a merger control filing was required and where clearance was needed prior to completion of the exchange offer. Filings were made and unconditional clearances secured in the Czech Republic, Israel, Poland, Romania and South Africa. The competition authorities in South Korea cleared the combination in advance of the exchange offer, although strictly there was no obligation on Air France or KLM to file a notification in South Korea until after completion of the exchange offer. Clearance is currently pending in Brazil and Japan, but this clearance did not have to be obtained before completion of the exchange offer.

Antitrust enforcement and other regulatory agencies frequently scrutinize transactions such as the combination. At any time after completion of the exchange offer, any antitrust or other regulatory agency in a jurisdiction where Air France has not filed documentation could take whatever action under the applicable law of the jurisdiction as it deems necessary or desirable in the public interest, including seeking to require us to notify the combination for antitrust review and to levy financial penalties or seeking to impose conditions on the operation of our business. Private parties may also bring legal action under antitrust laws in certain circumstances.

Definitions and Industry Terms

ADP	Aéroports de Paris.

AEA	Association of European Airlines.

Available seat-kilometers (ASKs)	the total number of seats available for the transportation of passengers multiplied by the number of kilometers those seats are flown.

Available ton-kilometers (ATKs)	the number of tons of capacity available for cargo multiplied by the kilometers flown.

Cargo	freight and mail.

Cargo load factor	revenue ton-kilometers for cargo expressed as a percentage of available cargo ton-kilometers.

DGAC	Direction Générale de l’Aviation Civile, the French civil aviation authority.

Domestic flights	short- and medium-haul flights between destinations within France.

EEA	European Economic Area, which includes the 15 E.U. member states plus Norway, Iceland and Liechtenstein.

Freedoms	the right of an airline, obtained through a bilateral treaty, to operate in the airspace and on the territory of a country other than its home country. The eight freedoms can be summarized as follows:

(1) Departure from home country, right to fly over airspace of foreign country;

(2) Departure from home country, right to make a stopover in foreign country for technical reasons, without passenger embarkation or disembarkation (right of transit);

(3) Departure from home country, right of disembarkation for passengers from the home country;

(4) Departure from foreign country, right of embarkation for passengers traveling to the home country;

(5) Departure from home country, right of embarkation and disembarkation of passengers in two successive foreign countries;

(6) Departure from home country, right of embarkation for passengers traveling to the home country, then on to a third country;

(7) Departure from foreign country, right of embarkation for passengers traveling to a third country, without a stopover in the home country; and

(8) Departure from home country, right of embarkation of passengers from foreign country traveling to another destination in the same foreign country (cabotage).

IATA	International Air Transport Association. Its membership includes schedule and non-scheduled airlines.

Long-haul flights	intercontinental flights between destinations in Europe, North, Central and South America, the Far East and Australia and the Middle East and Sub-Saharan Africa.

Medium-haul flights	flights between destinations in Europe and North Africa.

Overall load factors	revenue ton-kilometers expressed as a percentage of available ton-kilometers.

Passenger load factor	revenue passenger-kilometers expressed as a percentage of available seat-kilometers.

Revenue passenger-kilometer (RPK)	one fare paying passenger transported one kilometer; revenue passenger-kilometers are computed by multiplying the number of revenue passengers by the kilometers they are flown.

Revenue ton-kilometer (RTK)	one ton of paid cargo traffic transported one kilometer; revenue ton-kilometers are computed by multiplying metric ton of revenue traffic (passenger, foreign and mail) by the kilometers this traffic is flown.

Slot	authorization given by an airport operator to take off or land at a particular airport during a specified time period.

Summer season	as defined by IATA: typically runs from the last Saturday in March to the last Saturday in October.

Winter season	as defined by IATA: typically runs from the first Sunday after the last Saturday in October to the Friday before the last Saturday in March.

Yield	passenger yield means unit revenue per passenger-kilometer; corresponds to total revenues from scheduled passengers divided by the total number of revenue passenger-kilometer.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Air France consolidated financial statements, together with the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are presented in euro and have been prepared in accordance with French GAAP. French GAAP differs in certain significant respects from U.S. GAAP. See note 35 to the Air France consolidated financial statements for a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to Air France, note 36 to the Air France consolidated financial statements for a reconciliation of net income and stockholders’ equity under French GAAP to net income and stockholders’ equity under U.S. GAAP.

On September 2, 2004, we published our consolidated results of operations for the three months ended June 30, 2004 on the basis of a three month consolidation of Air France and a two month consolidation of KLM (May – June 2004). We submitted such results to the Securities and Exchange Commission under cover of Form 6-K on September 2, 2004.

Overview

Air France’s Business

Air France is one of the largest airlines in the world, ranking third worldwide as of December 31, 2002 in terms of international passengers carried (according to IATA) and second among European airlines in Europe in terms of traffic (revenue passenger-kilometers) in March 2004 (according to the AEA). With a fleet of 357 aircraft (240 excluding the regional fleet) in operation as of March 31, 2004, Air France operates more than 1,800 daily flights. During the financial year ended March 31, 2004, Air France carried 43.7 million passengers to 189 destinations in 84 countries.

Air France is a founding member of the SkyTeam alliance, created in response to customer demand for seamless and integrated air travel service spanning a worldwide network, as well as a significant industry trend toward consolidation among leading air carriers. Other SkyTeam alliance members include Aeroméxico, Delta Air Lines, Korean Air, CSA Czech Airlines and Alitalia. KLM and its U.S. alliance partners, Continental Airlines and Northwest Airlines, were admitted as members of the SkyTeam alliance on September 13, 2004.

Although Air France continued to operate in a difficult international environment during the year, total operating revenues for the Air France group were €12,337 million for the year ended March 31, 2004. The financial year ended March 31, 2004 was marked by a continued sharp reduction in passenger traffic levels following the events of September 11, 2001, which was exacerbated by geopolitical tensions surrounding the war in Iraq. The outbreak of SARS during March 2003 further contributed to the decline in passenger traffic during the first quarter of the financial year ended March 31, 2004, particularly in Asia. In addition, Air France and British Airways decided to terminate all operations of Concorde by October 31, 2003 as a result of continued operating losses due primarily to expensive fleet maintenance costs. Air France suspended all Concorde operations with effect from June 1, 2003 and recorded a provision of €59 million for the financial year ended March 31, 2003. In addition, a series of air traffic controllers’ strikes in May and June 2003 reduced Air France’s operating revenues. The weakness of the dollar against the euro also negatively impacted Air France’s operating revenues. By August 2003, however, passenger traffic to the Asia Pacific region most severely affected by SARS recovered and Air France reinstated capacity to the region. These circumstances notwithstanding, Air France had net income of €93 million for the year ended March 31, 2004.

The various sources of Air France’s operating revenues are described below.

Air Transport

Air France generates operating revenues mainly from air transport operations, which consist of passenger and cargo operations.

Passenger

Passenger revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights that have an Air France code, including flights that are operated by other airlines pursuant to code-sharing agreements and flights operated through franchise agreements. Other passenger operating revenues are derived from commissions from SkyTeam alliance partnership arrangements, revenue from block-seat sales, third party sales, information systems revenues and revenues from airport services.

Cargo

Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have an Air France code, including flights that are operated by other airlines pursuant to code-sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Maintenance

Maintenance revenues are generated principally by the Air France Industries division, which performs aircraft maintenance for the Air France group and provides maintenance services to approximately 100 third party clients throughout the world.

Maintenance services performed by Air France Industries on Air France group aircraft, motors or equipment are billed internally but are not shown as revenues in Air France’s financial statements. Operating revenues from maintenance activities vary, in particular, depending on the volume of services performed for third parties.

Other

Other revenues principally consist of catering revenues.

Geographic Mix

Air France has defined six geographical regions into which passenger and cargo revenues are separately subdivided on the basis of origin of sale and destination. These regions are France, Europe and North Africa, Caribbean and Indian Ocean, Africa and Middle East, Americas and Polynesia, and Asia.

Airline Industry Trends

The Impact of the September 11, 2001 Terrorist Attacks and the War in Iraq and the Outbreak of SARS

The terrorist attacks in the U.S. on September 11, 2001 had a significant negative impact on economic, political and market conditions around the world. Following the attacks, airline companies have experienced significant losses and incurred substantial additional costs, due principally to:

•	significantly higher costs of insurance,

•	significantly higher costs of passenger and aircraft security, and

•	decreases in demand for air travel.

Airlines have also experienced declines in the values of their aircraft assets.

The global economy during the year ended March 31, 2004 was further strained, and the airline industry further disrupted, by geopolitical tensions surrounding the war in Iraq, which put further downward pressure on worldwide passenger traffic. See “Item 3: Key Information—Risks Related to the Airline Industry—Future terrorist attacks, the threat of attacks or regional instability may worsen conditions in the airline industry”.

U.S. airline companies, which are largely dependent on U.S. domestic demand, particularly suffered from the fallout of the September 11, 2001 attacks and from the war in Iraq. Despite substantial subsidies received by U.S. air transport companies from federal authorities following the events of September 11, 2001, certain major U.S. airlines sought protection under chapter 11 of the Federal Bankruptcy Code during the financial year ended March 31, 2003.

Finally, the outbreak of SARS had the effect of sharply reducing airline traffic to and from Asia in the last month of the financial year ended March 31, 2003, and during the first half of the financial year ended March 31, 2004, with traffic plummeting between 40—50% at the height of the crisis. In response to the crisis facing the airline industry following the events of September 11, 2001, the war in Iraq and the outbreak of SARS, airlines have been forced to:

•	implement new cost-saving measures,

•	reorganize their network capacities to reply to shifting demand and overall reduced traffic, and

•	implement new growth and fleet strategies

•	to allow for increased adaptability to volatile economic and industry conditions.

According to IATA, for the year ended December 31, 2003, the international airline industry has lost approximately $30 billion ($4 billion for the year ended December 31, 2002).

While various operational measures implemented by Air France had the effect of limiting the impact of the September 11, 2001 attacks on Air France, and although Air France remained profitable despite the further strain on the airline industry caused by the war in Iraq and the outbreak of SARS, future terrorist attacks could have a material adverse effect on Air France’s business, financial condition and results of operations as a result of further deterioration in the factors identified above.

Low-Cost Air Carriers

In recent years, the airline industry has seen the emergence of low-cost air carriers whose operations are based on a business model stressing reduced operating costs, product simplicity and market focus. Low-cost carriers typically engage in aggressive marketing and compete with all transportation carriers. The expansion of low-cost airlines in Europe coincided with the deregulation of the air transport market during the 1990s, and began with Ryanair, the Dublin-based carrier originally founded in 1985 and re-launched as a low-cost carrier in 1991. The principal European low-cost carriers are Ryanair, easyJet, Go (acquired by easyJet in May 2002) and buzz (acquired by Ryanair in January 2003). Low-cost carriers are mostly present in the United Kingdom, but have begun to penetrate continental European markets. Another low cost competitor, Air Lib, was formerly a competitor of Air France (especially on its domestic routes) until it filed for bankruptcy in February 2003.

In addition, the presence and growth of low-cost airlines in Europe are likely to continue to heighten demand and increase competition for travelers who are price, but not time, sensitive. We are also responding to this increased demand by modifying our European product offering to suit customer demand for a simplified service offering the lowest possible fares on short routes.

Cyclicality

Both the airline passenger and freight industry are highly sensitive to general economic conditions. Our business and results of operations are subject to changing economic and political conditions prevailing from time to time in France and in our other principal markets worldwide. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. Downturns in the airline industry are characterized by excess capacity and lower prices. In such downward cycles, we may also be required to take delivery of new aircraft that we have agreed to purchase (even if they are not required for their current operations), or may be unable to dispose of unnecessary aircraft under financially acceptable terms. International air freight traffic is characterized by short cycles and extreme sensitivity to the economic environment. See “Item 3: Key Information—Risks Related to the Airline Industry—The airline industry is by nature cyclical and seasonal, which may cause our results to vary widely”.

Seasonality

The airline industry tends to be seasonal in nature. The demand for scheduled passenger services is strongest in the summer months and weakest during the winter months. The reverse is true for cargo operations. This generally results in seasonal fluctuations in revenues. Therefore, our results for the first half of any financial year (April 1 to September 30) are not necessarily indicative of its results for the full financial year. See “Item 3: Key Information—Risks Related to the Airline Industry—The airline industry is by nature cyclical and seasonal, which may cause our results to vary widely”.

High Level of Fixed Costs

The nature of the airline business is such that a substantial percentage of a carrier’s operating expenses are fixed costs that do not vary proportionally based on its load factors, the number of passengers or cargo carried, the number of flights flown or aircraft utilization rates. Thus, a minor change in a carrier’s unit revenues by available seat kilometer and load factors can have a major effect on a carrier’s results of operations, and the operating results can also be substantially affected by relatively minor changes in aircraft utilization rates. This high operating leverage further accentuates revenue fluctuations prevailing in the airline industry. In addition, we may face difficulty in adjusting its cost structure to respond to fluctuations in operating revenues. While we are continuously trying to improve our cost structure, there can be no assurance that the factors described above will not have a negative influence on our future results of operations. See “Item 3: Key Information—Risks Related to the Airline Industry—High fixed costs and low profit margins may limit our growth”.

Critical Accounting Policies

Our accounting policies are described in note 2 to the Air France consolidated financial statements. Critical accounting policies are those policies that reflect significant estimates, judgments and uncertainties and potentially result in materially different results under different assumptions of conditions. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about revenue, expenses and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We use the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue and any related commissions for both passenger and cargo operations when transportation is provided or, for passenger operations, when a ticket expires unused. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as deferred revenue in “Advance ticket sales” in the consolidated balance sheet. We perform monthly evaluations of this amount to assess the adequacy of the deferred revenue. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

For purposes of revenue recognition, unused tickets generally expire 18 months following the issuance date. As a result, we make estimates of tickets that will expire unused based on historical trends in order to estimate the amount of unused ticket revenue to be recognized at the time of sale. Changes to these estimates could have a material effect on our financial results.

Accounting for Pension Plans and Lump Sum Retirement Payments

In France, social charges and levies are based on the salaries paid and cover social security benefits and pension entitlements. Contributions are made both by the employer and the employee. Air France group employees and former employees who were employed by the Air France group as of December 1992 are covered by the general French social security pension system and supplemental mandatory systems, one of which, the CRAF, qualifies as a defined benefit scheme.

We also sponsor defined benefit pension plans for employees abroad and termination benefit schemes. These plans and schemes are accounted for in a manner substantially identical to International Accounting Standards No. 19 “Employee Benefits” (IAS 19). Under IAS 19, pension expense is recorded over the service lives of the employees participating in the plans. Pension expense as determined by IAS 19 is generally independent of any pension funding decisions made by us. Air France recognized pension expenses related to defined benefit pension plans of €64 million and €48 million for the financial years ended March 31, 2004 and 2003, respectively.

Our accounting for pension plans requires us to make a number of assumptions that affect the consolidated financial statements. We believe the most critical are the assumed discount rate and the expected long-term rate of return on plan assets.

We determine our assumed discount rate on the measurement date for each plan (generally December 31). This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France’s worldwide defined benefit plans was 5.02% at March 31, 2004. The substantial majority of the Air France group’s defined benefit plan liabilities relate to plans for French employees. For the year ended March 31, 2004, Air France used an assumed discount rate of 5.00% for its French defined benefit plans, which was a reduction from 5.25% used the previous year. Lowering this discount rate by a further 25 basis points to 4.75% would have increased pension benefit obligations of the French plans by approximately €36 million as of March 31, 2004 and would increase estimated pension expenses for the year ended March 31, 2005 by approximately €3.5 million, including required amortization of actuarial losses.

The fair value of Air France’s plan assets for total funded plans increased to €1023 million as of March 31, 2004 from €989 million at March 31, 2003. This increase was due to actual return on plan assets of €127 million for the year ended March 31, 2004, lowered by the effects of normal contributions and benefit payment amounts of €81 million, and to exchange rate impacts of approximately €11 million for non-euro denominated plan assets. The expected long- term rate of return on plan assets for Air France’s funded defined benefit plans is based primarily on plan-specific investment studies performed by outside consultants and consideration of recent and historical returns on the assets of each plan. For French funded plans, lowering Air France’s expected long-term rate of return (5.9% as of the December 31, 2003 measurement date) by 25 basis points would increase estimated pension expense for the financial year ended March 31, 2005 by approximately €2 million, including required amortization of actuarial losses.

Frequent Flyer Accounting

We use a number of estimates in accounting for the Fréquence Plus frequent flyer program which we believe are consistent with industry practice.

We reduce revenue and record a liability for the estimated incremental cost of providing travel awards based on a database of all program participants and consideration of each individual’s outstanding awards balance. Not all program members redeem accumulated miles for flight awards under the plan, and some program members may never redeem accumulated miles. Accordingly, we compute our program liability based on the analysis of previous experience under the program, anticipated behavior of customers, expectations of future awards to be issued, and analysis of current accumulated mileage balances. During the financial years ended March 31, 2003 and 2004, Air France revised its estimates for computing Frequence Plus liabilities based on our experience to better reflect anticipated behaviors of our customers. These changes in estimates had a positive impact of €40 million and €23 million on earnings for the financial year ended March 31, 2003 and 2004, respectively. We believe that our estimates are reasonable; however, the actual redemption behaviors of program members may differ from those estimates.

Determination of the liability for the costs of providing travel awards also includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of March 31, 2004, the liability for outstanding but unissued awards was €80 million. A change to these costs estimates or assumptions regarding redemption of miles awards under the program could have a significant effect on our liability in the year of change as well as future years. Furthermore, a change to our policy regarding the number of miles required for specific awards could have a significant impact on measurement of this liability.

We assess incremental cost estimates and award redemption assumptions on a periodic basis throughout the year. Any known or expected trends in individual components are considered in developing estimates of the expected future incremental costs of awards to be issued under the program.

We also sell mileage credits in the Fréquence Plus program to participating partners, such as credit card companies and hotels. Income from the sale of mileage is deferred and recognized as “passenger revenue” at the time when transportation is provided, based on estimates of the fair value of tickets to be redeemed. Proceeds from sales of mileage credits in excess of the incremental cost of awards to be issued are recognized in income immediately.

Accounting for Major Maintenance Operations

French GAAP Accounting Policy

Our accounting policy for major maintenance operations is described at note 2.1 to the consolidated financial statements. Until March 31, 2002, Air France recorded a provision for maintenance in respect of major airframe inspections, while major engine maintenance, including the substitution of parts with limited useful lives, was recorded as an expense.

French GAAP was changed during the financial years 2002 and 2003 to permit and encourage companies to anticipate the adoption of international financial reporting standards in respect of accounting for major maintenance operations. Accordingly, we decided to adopt, for Air France’s financial statements for the financial year ended March 31, 2003 and subsequent periods and with retrospective application as of April 1, 2002, an individual component approach consistent with international financial reporting standards for the recognition of major maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. As a result of this change, estimated major airframe and engine maintenance costs for aircraft under full ownership or capital leases are separated from aircraft acquisition costs and amortized over the period until the next scheduled major maintenance operation. The impact of the change in accounting method on our consolidated financial statements is set forth in note 2.1 to the consolidated financial statements. The income statement items affected by the change in accounting method are aircraft maintenance expenses, salaries and related costs, net charge to depreciation and amortization, provisions, gains on disposal of flight equipment, and income tax.

The individual component approach requires us to make estimates with respect to the anticipated costs and timing of major airframe and engine operations, changes to which could have a material effect on our financial position and results of operations.

In addition, our operating lease agreements typically require us either to return an airframe and engine in a certain condition, known as the contractual potential, or to pay or receive a fee based on the actual condition of the airframe and engine upon its return. Consistent with the change in accounting method described above, we changed our accounting policies regarding anticipated restitution of aircraft under operating leases. We record a provision or asset for restitution depending on our estimate of the difference between current airframe and engine condition and the contractual potential.

Changes to our estimation of the future actual airframe and engine potential, restitution costs and the time at which such costs would be incurred could have a material effect on our financial position and results of operations.

U.S. GAAP Accounting Policy

Under U.S. GAAP, all maintenance costs are expensed as incurred. Provision for restitution of aircraft under operating leases is recorded at the time restitution costs are probable and can be reasonably estimated.

Impairment of Tangible Long Lived Assets

French GAAP Accounting Policy

Under French GAAP, when events and circumstances indicate that the assets may be impaired, we assess the existence of impairment losses for our entire aircraft fleet under full ownership or capital leases and capitalized spare parts on the basis of their recoverable values.

U.S. GAAP Accounting Policy

Under U.S. GAAP, when impairment indicators are identified, we make judgments about the level of assets to be grouped for purposes of impairment. We estimate future net cash flows related to the asset group, and record impairment losses on long lived assets held and used when events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Impairment is generally assessed and measured at the level of fleet type.

We estimate the undiscounted future cash flows for our asset groups based on models that we also use in making fleet scheduling decisions. These models use projections of passenger yield, fuel costs, labor costs and other relevant factors for the markets where the specific aircraft will operate. Fair values of aircraft is estimated based on information that may be available under the circumstances, including published information from third party sources, current market conditions, the value of similar asset groups and assessment of net present value.

Deferred Tax Assets

Deferred tax assets relating to temporary timing differences and tax loss carry forwards are recorded to the extent that the taxable entity is likely to generate sufficient taxable income to absorb such temporary differences. We assess the likelihood based on our business plans and reasonable expectations of taxable income and reversals of temporary differences for future years.

Air France had unrecorded deferred tax assets of €89 million, €90 million and €152 million, respectively as of March 31, 2004, 2003 and 2002. Air France’s net recorded deferred tax assets as of March 31, 2004, 2003 and 2002 were to €96 million, €106 million and €74 million, respectively.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Changes in Consolidation

Our consolidated income statement includes the income statements of all companies acquired during the year from the date of acquisition. It also includes the income statements of any companies disposed of during the year up to the date of disposal. During the financial years ended March 31, 2004, 2003 and 2002, changes in the scope of consolidation did not have a material impact on Air France’s results of operations.

A presentation of the revenue and operating income of Air France’s principal passenger subsidiaries is contained in this annual report under the heading “Item 4: Information on the Company—Business of Air France—Regional Airline Subsidiaries—Breakdown of Revenues and Operating Income by Entity”.

Measures of Operating Performance

We use measures of operating performance in our business which are described below. The operating performance data are unaudited. In addition, for the financial years ended March 31, 2004 and 2003, Air France has presented its measures of operating performance on a consolidated basis, whereas previously such information had been compiled for société Air France only. To enable meaningful comparison with the prior year, Air France recalculated its measures of operating performance for the financial year ended March 31, 2002 on an Air France group basis. As a result, in the comparison of results of operations for the financial years ended March 31, 2003 and March 31, 2002 set forth below, all statistical information is presented on an Air France group basis.

Traffic (RPK and RTK)

Passenger traffic, or the number of fare-paying passengers transported, is measured in terms of revenue per passenger-kilometers (RPK), which correspond to the total number of paying passengers multiplied by the total number of kilometers flown.

Cargo traffic, or the amount of freight transported, is measured in terms of revenue ton-kilometers (RTK), which correspond to total metric tons of paid cargo carried multiplied by the total number of kilometers flown.

Capacity (ASK and ATK)

Passenger capacity, or the number of seats offered, is measured in terms of available seat-kilometers (ASK), which correspond to the total number of seats available for paying passengers multiplied by the number of kilometers flown.

Cargo capacity is measured in terms of available ton-kilometers (ATK), which correspond to the total amount of tons of cargo that could be transported multiplied by the number of kilometers flown.

Load Factor

The ratio between revenue passenger kilometers and available seat-kilometers is the passenger load factor. The ratio between revenue ton-kilometers and available ton-kilometers is the cargo load factor.

Unit Revenues

Unit revenue per available seat kilometer (ASK) corresponds to total revenues from scheduled passenger activity divided by the total number of ASK in a given period.

Yield

Unit revenue per passenger-kilometer, or yield, corresponds to total revenues from scheduled passengers divided by the total number of RPK in a given period.

Network Mix and Passenger Mix

Our unit revenue per ASK for our scheduled passenger operations varies mainly due to the global economy and competitive pressures affecting price, exchange rates, load factors and the mix of long-haul to medium-haul and short-haul flights, or “network mix”. Unit revenues on long-haul flights are proportionately lower than those on medium-haul flights. Thus, in period-to-period comparisons, a change in the proportion of long-haul to medium-haul and domestic flights, or a “network mix effect”, will tend to have a positive or negative effect on revenues depending on the increase or decrease of long-haul flights relative to medium-haul and domestic flights. Unit revenue per ASK is also affected by the ratio of high contribution passengers to low contribution passengers, or passenger mix.

Results of Operations of Air France

Comparison of the Financial Years Ended March 31, 2004 and March 31, 2003

Total Operating Revenues

The following table sets forth operating revenues by type of activity of Air France for the financial years ended March 31, 2004 and March 31, 2003, and the percentage change between the two financial years:

	Year ended March 31,		Change
	2004	2003
	(in € millions, except percentages)
Scheduled passenger	9,465	9,713	(2.6)%
Other passenger	795	814	(2.3)%

Total passenger	10,260	10,527	(2.5)%

Scheduled cargo	1,264	1,314	(3.8)%
Other cargo	148	165	(10.3)%

Total cargo	1,412	1,479	(4.5)%

Maintenance	508	540	(5.9)%
Other	157	141	11.3%

Total Operating Revenues	12,337	12,687	(2.8)%

Air France’s total operating revenues for the financial year ended March 31, 2004 decreased 2.8% compared to the previous financial year, declining to €12,337 million from €12,687 million. For the financial year ended March 31, 2004, revenues from passenger and cargo operations, which represented 94.6% of Air France’s consolidated revenues, decreased by 2.8% compared to revenues from passenger and cargo operations for the financial year ended March 31, 2003. Revenues from passenger operations (83.2% of total operating revenues) decreased 2.5% compared to such revenues for the prior period, with a 2.6% decrease in scheduled passenger revenues in addition to a decline of 2.3% in other passenger revenues principally due to the continued weakness of the European economy, the effect of the war in Iraq, the effect of SARS and a series of air traffic control strikes. Revenues from cargo operations (11.4% of total operating revenues) decreased by 4.5% compared to such revenues for the prior period with a 3.8% decrease in scheduled cargo revenues in addition to a 10.3% decline in other cargo revenues resulting primarily from the depreciation of the dollar against the euro. Maintenance revenues decreased slightly primarily as a result of the depreciation of the dollar against the euro. Other revenues increased by 11.3%. In addition, as mentioned under the heading “Critical Accounting Policies” above, we changed our estimates for computing the Frequence Plus liability in 2003 to more adequately reflect the expected behavior of our customers. This change in estimates had a positive impact on revenues of approximately €23 million.

Passenger Activity

Operating revenues from passenger activity for the financial year ended March 31, 2004 decreased 2.5%, while scheduled passenger revenues decreased 2.6% due to negative exchange rate effects.

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2004 and the change in these operating measures as compared to the previous financial year:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Long-haul	97,317	1.9%	77,682	1.3%	79.8	(0.5	)pts
International medium-haul	22,080	6.2%	14,047	(4.5)%	63.6	(1.0	)pts
Domestic medium-haul	15,047	0.5%	9,915	1.5%	65.9	0.4	pts

Total	134,444	2.4%	101,644	1.7%	75.6	(0.5	)pts

Capacity during the financial year ended March 31, 2004 increased slightly, rising 2.4% over the prior period. Compared to the financial year ended March 31, 2003, growth in capacity was strongest over the international medium-haul network, which rose 6.2% for the year ended March 31, 2004, while long-haul capacity increased slightly by 1.9% and domestic medium-haul capacity by 0.5%.

The first six months of the financial year ended March 31, 2004, and in particular the first quarter, were affected by the weak European economy, the SARS epidemic, and by a series of air-traffic controller strikes related to pension reform. The first signs of recovery were recorded in June 2004 and continued into the second quarter, although traffic in the Asia-Pacific region remained below the levels before the SARS crisis. At September 30, 2003, traffic was down 0.5% from the first half of the financial year ended March 31, 2003, while capacity increased 0.7%, resulting in a decline in load factor of 0.9 points to 76.4%. Passenger traffic remained relatively stable at 22.4 million passengers during the six months ended September 30, 2003 as compared to the first six months of the preceding financial year.

For the financial period ended September 30, 2003, traffic on the long-haul network was impacted as well by the weakness of the European economy, the effect of the war in Iraq and the SARS epidemic. Traffic declined 1.1% with relatively stable capacity, increasing 0.5%, resulting in a load factor of 79.7%. The two sectors most affected were Asia and the Middle East.

On the medium-haul network for the financial period ended September 30, 2003, traffic and capacity increased 1.7% and 4.8%, respectively, resulting in a 2 point decline in the load factor to 68.1%. Traffic in the domestic market stabilized, increasingly only 0.8%, while capacity declined 3.3%. The load factor improved by 2.7 points to 67.8%.

In the second six months of the financial year ended March 31, 2004, recovery continued with an increase in traffic and capacity of 4.1% and 4.2%, respectively. The load factor remained stable at 74.8% compared to the second half of the previous year. Air France carried 21.3 million passengers during this period compared with 19.5 million passengers in the second half of the previous year, representing an increase of 9.2%. Long-haul traffic grew in line with capacity, growing 3.4% and 3.7%, respectively, returning to a load factor of 80%. On the international medium-haul segment, in contrast to last year, the second six months saw an increase in traffic and grew 7.9% compared to the second six months of the previous financial year. The load factor stabilized at 59.5% taking into account a capacity increase of 7.6%. On domestic routes, traffic was up 2.2% with capacities up 4.6%.

The table below shows scheduled passenger revenues by destination and by sales region for the year ended March 31, 2004, and the change in these revenues compared to the previous period:

	Scheduled Passenger Revenue
	By destination(1)			By area of sale(2)
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
France	2,024	21.4	5.7%	4,635	48.9	0.8%
Caribbean and Indian Ocean	1,023	10.8	2.9%	348	3.7	2.4%
Europe and North Africa	2,501	26.4	(2.6)%	2,099	22.2	0.3%
Africa and Middle East	1,058	11.2	(3.6)%	577	6.1	(3.5)%
North and Latin America	1,850	19.5	(5.9)%	1,169	12.4	(12.0)%
Asia	1,009	10.7	(14.1)%	637	6.7	(15.9)%

Total	9,465	100.0	(2.6)%	9,465	100.0	(2.6)%

Notes:

(1)	Destination is determined as follows:
•	Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
•	Stopover flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).
(2)	Origin of sale is determined on the basis of ticket issuing locations.

The following table shows a breakdown of total passenger revenues, scheduled passenger revenues, passenger unit revenue per ASK and yield (passenger unit revenue per RPK) for the years ended March 31, 2004 and 2003, and the percentage change between these periods:

	Year ended March 31,
	2004	Change
Total passenger revenues (in € millions)	10,260	(2.5)%
Scheduled passenger revenues (in € millions)	9,465	(2.6)%
Unit revenue per ASK (in € cents)	7.02	(5.0)%
Yield (unit revenue per RPK) (in € cents)	9.29	(4.3)%

Cargo Activity

Operating revenues from total cargo activity for the financial year ended March 31, 2004 decreased 4.5% to €1,412 million from €1,479 million for the financial year ended March 31, 2003. The decrease in revenues from cargo activities resulted primarily from the depreciation of the dollar against the euro and the weakened international economy.

The following table shows cargo capacity, traffic and load factor for the financial year ended March 31, 2004 and the change in these operating measures as compared to the previous financial year.

Capacity (ATK)		Traffic (RTK)		Load factor (RTK/ATK)
(in millions)	(change)	(in millions)	(change)	(in %)	(change)
8,487	1.8%	5,432	(0.2)%	64.0	(1.3)

During the financial year ended March 31, 2004 cargo activity remained relatively stable, in spite of the weakened international economy and the weakness of the dollar against the euro. Cargo capacity increased 1.8% compared to the financial year ended March 31, 2003, while traffic decreased 0.2%, resulting in a decline of 1.3% in the load factor to 64.0% for the financial year ended March 31, 2004. This decrease was primarily due to the negative foreign exchange effects, particularly the weak dollar.

The following table shows the geographic mix of Air France’s scheduled cargo operating revenue for the financial year ended March 31, 2004 and the percentage change in this mix from the previous financial year:

	Scheduled cargo revenue
	By destination			By sales region
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
France and Europe	181	14.3	28.4%	676	53.5	(1.6)%
Caribbean and Indian Ocean	153	12.1	(0.6)%	40	3.2	(11.1)%
Africa-Middle East	154	12.2	(1.9)%	86	6.8	(11.3)%
North and Latin America	342	27.1	(11.4)%	134	10.6	(5.0)%
Asia	434	34.3	(8.8)%	328	25.9	(4.7)%

Total	1,264	100.0	(3.8)%	1,264	100.0	(3.8)%

Revenue from scheduled cargo activity for the financial year ended March 31, 2004 declined in North America as a result of the weakened international economy and the weakness of the dollar against the euro, which fell 11.4% from the previous financial year. Scheduled cargo revenue from France and Europe, which are euro-based, experienced significant growth, increasing 28.4% from the previous financial year.

The following table sets forth total cargo revenue, revenue from scheduled cargo, unit revenue per available ton-kilometer (ATK) of scheduled cargo and unit revenue per revenue ton-kilometer (RTK) of scheduled cargo for the financial years ended March 31, 2004 and March 31, 2003, as well as the percentage change between such periods:

	Year ended March 31,		Change
	2004	2003
Total cargo revenue (in € millions)	1,412	1,479	(4.5)%
Revenue from scheduled cargo (in € millions)	1,264	1,314	(3.8)%
Unit revenue per ATK (in € cents)	14.89	15.74	(5.4)%
Unit revenue per RTK (in € cents)	23.27	24.11	(3.6)%

Unit revenue per available ton-kilometer decreased by 5.4%, reflecting a negative currency impact of 6.1%. Unit revenue per revenue ton-kilometer decreased 3.6% reflecting such currency impact.

Maintenance Activity

Operating revenues of Air France’s maintenance activity for the financial year ended March 31, 2004 decreased 5.9% to €508 million from €540 million for the financial year ended March 31, 2003. The decline in revenues resulted primarily from the depreciation of the dollar against the euro.

Other Activity

Consolidated revenues for Air France’s other activities increased 11.3% for the year ended March 31, 2004 compared to the year ended March 31, 2003, to €157 million from €141 million.

External Expenses

External expenses for the financial year ended March 31, 2004 declined 5.9% over the previous year, falling to €6,754 million from €7,174 million for the year ended March 31, 2003. The decline in external expenses resulted principally from favorable exchange rate fluctuations and the continued implementation of our cost-savings program.

The following table shows a breakdown of Air France’s external expenses for the financial years ended March 31, 2004 and March 31, 2003 as well as the percentage change between such periods:

	Year ended March 31,
	2004	2003	Change
	(in € millions, except percentages)
Aircraft fuel	1,302	1,369	(4.9)%
Chartering costs	414	415	(0.2)%
Aircraft operating lease costs	458	522	(12.3)%
Landing fees and en route charges	913	934	(2.2)%
Catering	296	319	(7.2)%
Handling charges and other operating costs	756	768	(1.6)%
Aircraft maintenance costs	381	477	(20.1)%
Commercial and distribution costs	1,051	1,157	(9.2)%
Other external expenses	1,183	1,213	(2.5)%

Total	6,754	7,174	(5.9)%

Aircraft Fuel

Aircraft fuel expenses decreased 4.9% as a result of three principal factors: a relatively stable fuel consumption rate, a favorable average U.S. currency exchange rate effect of 15.7%, and a 10.5% increase in fuel purchase prices after hedging. Despite the sharp rise in fuel prices during the financial year ended March 31, 2004 linked to the war in Iraq, Air France was able to control fuel costs through its hedging policy. See “Item 3: Key Information—Risk Factors—Risks Related to the Business—Air France-KLM may be adversely affected by high aircraft fuel prices”.

During the year ended March 31, 2004, aircraft fuel expenses were 10.6% of Air France’s operating revenues. In contrast, aircraft fuel expenses were 10.8% of operating revenues for the year ended March 31, 2003.

Chartering Costs

Chartering costs remained relatively stable decreasing 0.2% during the year ended March 31, 2004, falling to €414 million from €415 million during the year ended March 31, 2003.

Aircraft Operating Lease Costs

For the year ended March 31, 2004, aircraft operating lease costs decreased by 12.3% compared to the previous period, decreasing to €458 million from €522 million. The decrease resulted primarily from the depreciation of the dollar against the euro.

Landing Fees and en Route Charges

Landing fees and en route charges decreased 2.2% to €913 million for the financial year ended March 31, 2004 from €934 million during the previous financial year.

Catering

For the financial year ended March 31, 2004, catering expenses decreased 7.2% to €296 million compared to €319 million for the year ended March 31, 2003. The decrease was mainly due to the impact of the decline in passenger activity and the implementation of cost reduction programs.

Handling Charges and Other Operating Expenses

Handling charges and other operating expenses totaled €756 million for the financial year ended March 31, 2004, decreasing 1.6% from €768 million for the year ended March 31, 2003. Handling charges decreased despite the increases in capacity over the year, particularly corresponding to the opening of terminal 2E at Roissy-CDG. This decrease resulted from increased charges we incurred during the financial year ending March 31, 2003 relating to strikes by security companies at Roissy-CDG and Orly airports.

Aircraft Maintenance Costs

Aircraft maintenance costs decreased 20.1% during the year ended March 31, 2004, falling to €381 million from €477 million for the prior year. This decrease was primarily due to the depreciation of the dollar against the euro, lower levels of activity and the termination of the Concorde service.

Commercial and Distribution Costs

Commercial and distribution costs decreased by 9.2% for the financial year ended March 31, 2004, declining to €1,051 million from €1,157 during the prior year. The decrease in commercial and distribution expenses resulted primarily from a reduction in travel agency commissions and spending on advertising.

Other External Expenses

Other external expenses decreased 2.5% for the year ended March 31, 2004, declining to €1,183 million from €1,213 million for the year ended March 31, 2003. The decrease in other external expenses resulted mainly from a decrease in insurance premiums (down 22.7% for société Air France). Air France renegotiated its insurance coverage in December 2002 and benefited from the full-year effect of the decreased premiums during the financial year ended March 31, 2004.

Salaries and Related Costs

Salaries and related costs increased 5.8% for the year ended March 31, 2004, rising to €4,079 million from €3,856 million for the prior year. The 5.8% increase derived principally following an increase in social security contributions linked to the reform of subsidies for the transition to the 35-hour week. Payroll costs increased by 5% and social security contributions by 8.8%. The average workforce remained relatively stable with a slight increase of 0.2%.

Taxes Other than Income Tax

Taxes and duties, other than income tax, consist principally of the French business tax (taxe professionnelle) and taxes based on employee salaries. The taxe professionnelle is charged by local French authorities to companies and takes into account the rental value of the company’s premises and the value of its fixed assets. Taxes other than income tax remained stable, decreasing by 0.5% to €186 million for the financial year ended March 31, 2004 from €187 million for the prior year.

Gross Operating Result

Gross operating result for the financial year ended March 31, 2004 decreased 10.3%, decreasing to €1,318 million from €1,470 million for the year ended March 31, 2003. Gross operating results represented 10.7% of Air France’s total operating revenues, compared to 11.6% of such revenues for the prior financial year.

Charge to Depreciation, Amortization, Net

Depreciation and amortization charges decreased 0.9%, decreasing to €1,184 million from €1,195 million for the financial year ended March 31, 2003.

Charge to Operating Provisions, Net

Charges to operating provisions amounted to €46 million for the financial year ended March 31, 2004 compared to €115 million for the previous financial year. This decrease is principally a result of a one-time charge of €59 million taken during the financial year ended March 31, 2003 following the decision to terminate Concorde flights effective as of June 1, 2003.

Gain on Disposal of Flight Equipment, Net

Air France recorded a net gain on aircraft disposals of €7 million for the year ended March 31, 2004 compared to €30 million during the prior financial year. The net gain on aircraft disposals during the year ended March 31, 2004 resulted from the sale of one Airbus A320, one Airbus A330, one Boeing 737, one Boeing 777-200 and three Boeing 747-400 as well as three regional aircraft.

Other Operating Income and Charges, Net

Other income amounted to €44 million for the financial year ended March 31, 2004, compared to €2 million for the prior period. For the financial year ended March 31, 2004, other income included gains of €5 million from the joint operation of passenger and cargo lines (compared to €5 million during the previous financial year), €7 million in software fees (compared to €8 million during the previous financial year), €50 million in income linked to financial compensation from other airlines corresponding to an exchange of slots at London’s Heathrow airport, net losses on abandoned fixed assets and aircraft replacements in the amount of €2 million and other expenses in the amount of €2 million.

Operating Income

General

Operating income for the financial year ended March 31, 2004 amounted to €139 million, decreasing 27.6% from €192 million for the year ended March 31, 2003. For the year ended March 31, 2004, operating income represented 1.1% of consolidated revenues. Air France contributed €108 million to operating income, while the operating income from regional subsidiaries contributed €17 million after such subsidiaries contributed an operating income of €6 million during the prior year. The balance came from other subsidiaries.

By Activity

During the financial year ended March 31, 2004, operating income from passenger activity decreased 33.7%, falling to €67 million, compared to €101 million during the prior period. Operating income from cargo activities decreased as well, declining to €15 million from €48 million during the financial year ended March 31, 2003. Operating income from maintenance declined during the financial year ended March 31, 2004, declining to €50 million from €67 million for the prior period.

The following is a table showing a breakdown of the operating revenues, operating income and tangible fixed assets by activity for the years ended March 31, 2004 and 2003:

	Year ended March 31,
	2004			2003
	Operating revenues	Operating income	Tangible fixed assets	Operating revenues	Operating income	Tangible fixed assets
	(in € millions)
Passenger	10,260	67	6,688	10,527	101	6,978
Cargo	1,412	15	371	1,479	48	508
Maintenance	508	50	759	540	67	580
Other	157	7	88	141	(24)	96

Total	12,337	139	7,906	12,687	192	8,162

Restructuring Costs

Restructuring costs for the financial year ended March 31, 2004 amounted to €22 million, compared to €13 million for the previous financial year, and resulted in part from costs of the second progressive early-retirement plan implemented at Air France during the financial year ended March 31, 2004. This plan provides for the progressive retirement of 1,000 people and the hiring of 500 new members of staff. This plan, offered to full-time employees aged 55 and over, involves an adjustment to the working time of employees for the duration of the plan while complying with an average working time of 50%. Over this period, employees receive 80% of their initial salary, with 50% paid by Air France and 30% by the Fonds National pour l’Emploi (FNE). Air France contributes to the financing of the FNE and pays higher contributions into the supplementary pension funds for the duration of the plan.

During the financial year ended March 31, 2003, these restructuring costs (€13 million) primarily corresponded to the closure of the Nouméa base for commercial cabin crew, following the decision by Air France to stop operating flights between New Caledonia and Japan using its own resources.

Net Financial Charges

Net financial charges amounted to €60 million for the financial year ended March 31, 2004, a decrease of 29.4% from the €85 million recorded during the previous financial year. Net interest expense amounted to €101 million for the financial year ended March 31, 2004, a decrease of 9% from the €111 million recorded during the previous financial year due to the lower interest rates applicable over the period and the reimbursement of loans with higher interest rates. The net release of financial provisions of €6 million for the financial year ended March 31, 2004 includes €34 million in provisions released relating to the shares held by Air France and the commitments taken in connection with stock options granted to pilots (€19 million) following the increase in the Air France share price, the settlement of a tax dispute with the German tax authorities for which late payment penalty provisions had been made (€8 million), losses on foreign exchange options maturing (€7 million) and an allowance for the impairment in value of Air France’s interest in Opodo (€26 million).

In addition, included in net financial charges are foreign exchange gains amounting to €35 million for the financial year ended March, 31 2004 (of which €31 million were unrealized as of March 31, 2004).

Gains on Disposals of Subsidiaries and Affiliates, Net

Gains on disposals of subsidiaries and affiliates amounted to €5 million for the financial year ended March 31, 2004, compared to €4 million for the previous financial year. The gain resulted from the sale of HLM Immobilière 3F shares held by Air France.

Pre-tax Income

Pre-tax income amounted to €62 million for the financial year ended March 31, 2004, down 36.7% from €98 million for the previous period.

Net Income of Equity Affiliates

The net income of equity affiliates for the financial year ended March 31, 2004 was €53 million, increasing 82.8% from €29 million during the financial year ended March 31, 2003. The increase primarily reflects income from Air France’s 23.4% stake in Amadeus GTD as well as income from Air France Partnairs Leasing (AFPL) through which Air France leases aircraft through various operating leases. See “Item 4: Information on the Company – Other Air France Holdings – Amadeus”.

Amortization of Goodwill

For the financial year ended March 31, 2004, amortization of goodwill amounted to €15 million, a decrease of 6.3% from €16 million for the previous period.

Income Tax

For the financial year ended March 31, 2004, Air France had a total tax charge of €2 million, compared to a tax credit of €13 million for the previous period. For the financial year ended March 31, 2004, Air France recorded an income of €31 million (corresponding to the release of the income tax provision of €33 million, the recognition of income tax expenses of €17 million and a deferred tax asset of €14 million) related to the settlement of the tax dispute with the German tax authorities on the sale of the Amadeus KG securities. A compromise was reached by the joint French-German commission, in which the German tax authorities agreed to reduce their demand to 50% of the tax initially claimed and to cancel all late penalties to be paid by Air France.

Net Income

Net income for the year ended March 31, 2004 decreased 22.5%, declining to €93 million from €120 million for the prior year.

Comparison of the Financial Years Ended March 31, 2003 and March 31, 2002

Total Operating Revenues

The following table sets forth operating revenues by type of activity of Air France for the financial years ended March 31, 2003 and March 31, 2002, and the percentage change between the two financial years:

	Year ended March 31,		Change
	2003	2002
	(in € millions, except percentages)
Scheduled passenger	9,713	9,491	2.3%
Other passenger	814	887	(8.2)%

Total passenger	10,527	10,378	1.4%

Scheduled cargo	1,314	1,257	4.5%
Other cargo	165	191	(13.6)%

Total cargo	1,479	1,448	2.1%

Maintenance	540	548	(1.5)%
Other	141	154	(8.4)%

Total Operating Revenues	12,687	12,528	1.3%

Air France’s total operating revenues for the financial year ended March 31, 2003 increased 1.3% compared to the previous financial year, rising to €12,687 million from €12,528 million. For the financial year ended March 31, 2003, revenues from passenger and cargo operations, which represented 94.6% of Air France’s consolidated revenues, increased by 1.5% compared to revenues from passenger and cargo operations for the financial year ended March 31, 2002. Revenues from passenger operations (83.0% of total operating revenues) increased 1.4% compared to such revenues for the prior period, with a 2.3% increase in scheduled passenger revenues partly offset by a decline of 8.2% in other passenger revenues principally due to a reduction in the number of block-seats sold following a shift to a “free-flow” sales arrangement with Delta Air Lines, whereby the number of seats sold by either partner on a given flight is not pre-determined. Revenues from cargo operations (11.7% of total operating revenues) increased by 2.1% compared to such revenues for the prior period with a 4.5% increase in cargo revenues partly offset by a 13.6% decline in other cargo revenues resulting from a reduction in cargo capacity sold to third parties. Maintenance revenues decreased slightly, primarily as a result of the depreciation of the dollar against the euro. Other revenues declined by 8.4% as a result of a reduction in Servair sales stemming from a general decline in passenger transportation and the termination of operations by Aéropostale. In addition, as mentioned under the heading “Critical Accounting Policies” above, we changed our estimates for computing the Frequence Plus liability in 2003 to more adequately reflect the expected behavior of our customers. This change in estimates had a positive impact on revenues of approximately €40 million.

Passenger Activity

Operating revenues from passenger activity for the financial year ended March 31, 2003 increased 1.4%, while scheduled passenger revenues increased 2.3%, consistent with the 2.7% increase in capacity (ASK) and the 2.9% increase in traffic (RPK).

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2003 and the change in these operating measures as compared to the previous financial year:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(In millions)	(change)	(In millions)	(change)	(in %)	(change)
Long-haul	95,483	4.0%	76,721	4.4%	80.4	0.4
International medium-haul	20,929	1.0%	13,519	(0.3)%	64.6	(0.9)
Domestic medium-haul	14,835	(3.0)%	9,720	(4.3)%	65.5	(0.9)

Total	131,247	2.7%	99,960	2.9%	76.2	0.2

Capacity during the financial year ended March 31, 2003 increased slightly, rising 2.7% over the prior period. Compared to the financial year ended March 31, 2002, growth in capacity was strongest over the long-haul network, which rose 4.0% for the year ended March 31, 2003, while international medium-haul capacity increased slightly by 1.0% and domestic medium-haul capacity decreased by 3.0%.

Traffic during the first half of the financial year ended March 31, 2003 decreased by 1.2% in comparison with the first half of the prior financial year, with capacity increasing slightly by 0.4% and load factor declining to 77.3% from 78.6%. Traffic during the second half of the year increased by 7.7% in comparison with the second half of the prior year, with capacity increasing by 5.2% and load factor increasing to 75.0% from 73.3% The rise in traffic and occupancy during the second half of the year resulted from the comparison with the sharply reduced levels of traffic and load factor immediately following the attacks of September 11, 2001. For the full year, traffic increased by 2.9%, with capacity increasing by 2.7% and load factor increasing to 76.2% from 76.0%

Long-haul traffic increased 4.4% for the financial year ended March 31, 2003 compared to the previous period, despite the combined effect of the political crisis leading to the war in Iraq, which resulted in a general decline in traffic, and the outbreak of SARS, which had a particularly negative impact on long-haul traffic to Asia in the last month of the fourth quarter. The increase in long-haul traffic resulted principally from the increases in traffic to Africa resulting from the bankruptcies of Swissair and Sabena that permitted Air France to increase its capacity on African routes and a similar increase in traffic to the Caribbean and Indian Ocean region as a result of the bankruptcy of Air Lib, which occurred in February 2003. The increase in the long-haul traffic also resulted from increased traffic in the North and Latin America regions, with traffic to North America stabilizing after the sharp declines which followed the September 11, 2001 terrorist attacks. Finally, traffic in the Asia region increased as a result of the opening of a second daily flight to Tokyo in April 2002 and overall growth in demand after the decline in traffic in the previous financial year, principally as a result of the effects of the September 11 terrorist attacks.

Medium-haul traffic decreased slightly during the financial year ended March 31, 2003, with an increase in international medium-haul traffic during the first half of the year partly offsetting a sharp decline in traffic during the second half of the year, resulting from general economic weakness in the area, particularly in Germany and Italy. Domestic medium-haul traffic decreased by 4.3% for the year ended March 31, 2003 as compared with the year ended March 31, 2002, with an increase in traffic in the second half of the year resulting from Air France’s new domestic medium-haul fare structure, which partially offset a sharp decrease in traffic in the first half of the year resulting from increased competition from Air Lib Express prior to its bankruptcy in February 2003.

Overall load factors increased slightly by 0.2 points, principally as a result of strong growth in long-haul load factor, which rose to 80.4% for the year ended March 31, 2003 as compared with 80% from the prior period, largely offset by decreases in medium-haul and domestic load factors, which declined to 64.6% and 65.5%, respectively, for the period ended March 31, 2003 from 65.5% and 66.4%, respectively, for the prior year.

	Scheduled Passenger Revenue
	By destination(1)			By area of sale(2)
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
France	1,914	19.7%	(5.5)%	4,596	47.3%	1.6%
Caribbean and Indian Ocean	994	10.2%	8.3%	340	3.5%	7.3%
Europe and North Africa	2,567	26.5%	0.4%	2,093	21.5%	3.9%
Africa and Middle East	1,098	11.3%	12.6%	598	6.2%	10.9%
North and Latin America	1,966	20.2%	3.8%	1,329	13.7%	(0.5)%
Asia	1,174	12.1%	4.8%	757	7.8%	(0.5)%

Total	9,713	100.0%	2.3%	9,713	100.0%	2.3%

Notes:

(1)	Destination is determined as follows:
•	Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
•	Stopover flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).
(2)	Origin of sale is determined on the basis of ticket issuing locations.

The build-up to and the outbreak of the war in Iraq, combined with the onset of SARS at the end of the fourth quarter of the financial year ended March 31, 2003, led to sharp decreases in traffic and operating income in the fourth quarter.

The following table shows a breakdown of total passenger revenues, scheduled passenger revenues, passenger unit revenue per ASK and yield (passenger unit revenue per RPK) for the years ended March 31, 2003 and 2002, and the percentage change between these periods:

	Year ended March 31,
	2003	2002	Change
Total passenger revenues (in € millions)	10,527	10,378	1.4%
Scheduled passenger revenues (in € millions)	9,713	9,491	2.3%
Unit revenue per ASK (in € cents)	7.38	7.42	(0.5)%
Yield (unit revenue per RPK) (in € cents)	9.70	9.76	(0.6)%

Unit revenue per ASK for the year ended March 31, 2003 remained relatively constant, decreasing slightly by 0.5% compared to the previous period, reflecting a negative exchange rate effect of 1.9% and a positive network mix effect of 0.5%. We believe this largely stable level is due to Air France’s successful strategy of maintaining passenger unit revenue rather than seeking to maximize load factor at the expense of unit revenue.

Cargo Activity

Operating revenues from total cargo activity for the financial year ended March 31, 2003 increased 2.1% rising to €1,479 million from €1,448 million for the financial year ended March 31, 2002, despite a negative impact of exchange rate fluctuations resulting from a weakened dollar. The increase in revenues from cargo activities resulted from the combined effects of increases in capacity, traffic, and cargo load factor.

The following table shows cargo capacity, traffic and load factor for the financial year ended March 31, 2003 and the change in these operating measures as compared to the previous financial year.

Capacity (ATK)		Traffic (RTK)		Load factor (RTK/ATK)
(in millions)	(change)	(in millions)	(change)	(in %)	(change)
8,339	5.3%	5,445	6.4%	65.3	0.7

During the financial year ended March 31, 2003, cargo capacity increased 5.3% compared to the financial year ended March 31, 2002. Cargo traffic increased by 6.4% with load factor increasing to 65.3% from 64.6%. The most significant increases in capacity occurred in North America and Africa and the Middle East, which rose 17.8% and 14.9%, respectively. The most significant increases in traffic occurred in Africa and the Middle East and Asia, which rose 15.6% (with capacity increasing 14.9%) and 9.5% (with capacity increasing 1.9%), respectively.

The following table shows the geographic mix of Air France’s scheduled cargo operating revenue for the financial year ended March 31, 2003 and the percentage change in this mix from the previous financial year:

	Scheduled cargo revenue
	By destination			By sales region
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
France and Europe	141	10.8	11.0%	687	52.3	4.1%
Caribbean and Indian Ocean	154	11.7	6.2%	45	3.4	12.5%
Africa-Middle East	157	11.9	13.8%	97	7.4	16.9%
North and Latin America	386	29.4	(5.6)%	141	10.7	(20.8)%
Asia	476	36.2	8.7%	344	26.2	16.2%

Total	1,314	100.0	4.5%	1,314	100.0	4.5%

While revenue from scheduled cargo activity for the financial year ended March 31, 2003 declined in North America as a result of the weakness of the dollar, falling 5.6% from the previous financial year against the euro, there was significant growth in Asia, where scheduled cargo revenue increased 8.7% from the previous financial year in light of increased economic activity in the region and sustained overall scheduled cargo activity growth. The African and Caribbean and Indian Ocean regions also contributed to scheduled cargo activity growth for the financial year ended March 31, 2003 due to diminished competition and increased capacity.

The following table sets forth total cargo revenue, revenue from scheduled cargo, unit revenue per available ton-kilometer (ATK) of scheduled cargo and unit revenue per revenue ton-kilometer (RTK) of scheduled cargo for the financial years ended March 31, 2003 and March 31, 2002, as well as the percentage change between such periods:

	Year ended March 31,
	2003	2002	Change
Total cargo revenue (in € millions)	1,479	1,448	2.1%
Revenue from scheduled cargo (in € millions)	1,314	1,257	4.5%
Unit revenue per ATK (in € cents)	15.74	15.86	(0.7)%
Unit revenue per RTK (in € cents)	24.11	24.53	(1.7)%

Unit revenue per available ton-kilometer decreased slightly by 0.7%, but increased 4.3% excluding negative exchange rate fluctuations. Unit revenue per revenue ton-kilometer decreased 1.7%, but increased 3.3% excluding negative exchange rate fluctuations. Air France believes this increase is due to Air France’s successful strategy in preserving cargo unit revenues, which is supported by an effective revenue management policy.

Maintenance Activity

Operating revenues of Air France’s maintenance activity for the financial year ended March 31, 2003 decreased 1.5% to €540 million from €548 million for the financial year ended March 31, 2002. The decline in revenues resulted primarily from the depreciation of the dollar against the euro.

Other Activity

Consolidated revenues for Air France’s other activities decreased 8.4% for the year ended March 31, 2003 compared to the year ended March 31, 2002, falling to €141 million from €154 million. The decrease in revenues resulted in part from the transfer of Aéropostale’s mail transfer activity to La Poste on March 31, 2002. Aéropostale had contributed revenues of €5 million during the financial year ended March 31, 2002. Revenues from “other activity” now consist principally of revenues from Servair, Air France’s catering subsidiary. Servair’s revenues declined for the year ended March 31, 2003 due to the general economic downturn that has affected the entire air transport industry.

External Expenses

External expenses for the financial year ended March 31, 2003 declined 3.9% over the previous year, falling to €7,174 million from €7,466 million for the year ended March 31, 2002. Without taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, external expenses in the year ended March 31, 2003 decreased 1.4%, falling to €7,365 million. The decline in external expenses resulted principally from favorable exchange rate fluctuations, the continued implementation of the cost-saving Performance 2003 Plan and a significant decrease in chartering costs described below.

The following table shows a breakdown of Air France’s external expenses for the financial years ended March 31, 2003 and March 31, 2002 as well as the percentage change between such periods:

	Year ended March 31,
	2003		2002	Change
	(in € millions, except percentages)
Aircraft fuel	1,369		1,443	(5.1)%
Chartering costs	415		639	(35.1)%
Aircraft operating lease costs	522		489	6.7%
Landing fees and en route charges	934		882	5.9%
Catering	319		329	(3.0)%
Handling charges and other operating costs	768		747	2.8%
Aircraft maintenance costs	477	(1)	652	(26.8	)%(2)
Commercial and distribution costs	1,157		1,133	2.1%
Other external expenses	1,213		1,152	5.3%

Total	7,174	(3)	7,466	(3.9	)%(4)

Notes:

(1)	€668 million before the change in accounting method described in note 2.1 to the consolidated financial statements.
(2)	2.4% before the change in accounting method described in note 2.1 to the consolidated financial statements.
(3)	€7,365 million before the change in accounting method described in note 2.1 to the consolidated financial statements.
(4)	(1.4)% before the change in accounting method described in note 2.1 to the consolidated financial statements.

Aircraft Fuel

Aircraft fuel expenses decreased 5.1% as a result of three principal factors: a relatively stable fuel consumption rate, a favorable average U.S. currency exchange rate effect of 9.7%, and a limited 4.9% increase in fuel purchase prices after hedging. Despite the sharp rise in fuel prices during the fourth quarter of the financial year ended March 31, 2003 linked to the war in Iraq, Air France was able to control fuel costs through its hedging policy. See “Item 3: Key Information—Risk Factors—Risks Related to the Business—We may be adversely affected by high aircraft fuel prices”.

During the year ended March 31, 2003, aircraft fuel expenses amounted to 10.8% of Air France’s operating revenues. In contrast, aircraft fuel expenses constituted 11.5% of operating revenues for the year ended March 31, 2002.

Chartering Costs

Chartering costs decreased 35.1% during the year ended March 31, 2003, falling to €415 million from €639 million during the year ended March 31, 2002. The reduced chartering costs resulted principally from the transition to a “free flow” code sharing arrangement with Delta Air Lines on North Atlantic routes and the corresponding termination of block seat purchases on Delta Air Lines and Continental Airlines and a general decline in unscheduled chartering resulting from Air France’s post–September 11 fleet utilization policy described further in “Item 4: Information on the Company—Business of Air France – The Fleet”.

Aircraft Operating Lease Costs

For the year ended March 31, 2003, aircraft operating lease costs increased by 6.7% compared to the previous period, rising to €522 million from €489 million. The increase resulted from the Air France group’s increased focus on leasing arrangements as part of its strategy of optimizing the Air France group’s cash position following the events of September 11, 2001.

Landing Fees and en Route Charges

Landing fees and en route charges increased 5.9% to €934 million for the financial year ended March 31, 2003 from €882 million during the previous financial year. The increase in fees resulted from substantial fee increases approved by air traffic control organizations and airport authorities in April 2002 and January 2003 in order to offset revenue losses associated with reduced traffic levels.

Catering

For the financial year ended March 31, 2003, catering expenses decreased 3.0% to €319 million compared to €329 million for the year ended March 31, 2002. The decrease was due to Air France’s general efforts to reduce catering expenses and the decline in the number of passengers transported.

Handling Charges and Other Operating Expenses

Handling charges and other operating expenses totaled €768 million for the financial year ended March 31, 2003, rising 2.8% from €747 million for the year ended March 31, 2002. The relatively small rise in handling charges, despite a significant increase in certain airport services and other fees and the strikes and work stoppages of Air France’s subcontractors that occurred during the summer of 2002, resulted from a significant reduction in the corresponding compensation paid to customers for commercial irregularities.

Aircraft Maintenance Costs

Aircraft maintenance costs decreased 26.8% during the year ended March 31, 2003, falling to €477 million from €652 million for the prior year. Before taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, aircraft maintenance costs increased 2.4% to €668 million, an increase consistent with the growth of the Air France fleet and the development of third party maintenance services.

Commercial and Distribution Costs

Commercial and distribution costs increased by 2.1% for the financial year ended March 31, 2003, rising to €1,157 million from €1,133 during the prior year. The increase in commercial and distribution expenses resulted from an increase in “super commissions” paid to SkyTeam alliance members with free-flow code sharing arrangements for passengers flying on Air France flights, as well as an increase in spending on public advertising which had been sharply reduced following the events of September 11, 2001. These were partially offset by a decrease in commissions paid to travel agencies, with base commission amounts being sharply reduced or even eliminated in many countries.

Other External Expenses

Other external expenses increased 5.3% for the year ended March 31, 2003, rising to €1,213 million from €1,152 million for the year ended March 31, 2002. The sharp rise in other external expenses resulted mainly from a sharp rise in insurance premiums (up 59.3% for société Air France) and the rise in safety-related costs (up €30 million for société Air France despite the receipt of compensation from the French State of €18 million, €10.1 million of which was offset against other costs). Movements in other expense items, in particular fees and aircraft engine rental costs, were kept under control. During the financial year ended March 31, 2003, we received €18 million out of a total €42 million grant from the French State to cover additional security costs that we incurred following the events of September 11, 2001 (€24 million was received during the year ended March 31, 2002). The €18 million in compensation was in addition to €28 million we received from the French State during the year ended March 31, 2002 to cover losses incurred by Air France during the four-day closure of the American airspace following the events of September 11, 2001.

Salaries and Related Costs

Salaries and related costs increased 3.2% for the year ended March 31, 2003, rising to €3,856 million from €3,738 million for the prior year. Before the change in accounting method described in note 2.1 to the consolidated financial statements, salaries and related costs totaled €3,919 million, an increase of 4.8% from the prior year. The 4.8% increase derived principally from the consolidation within Air France of five companies acquired or created during the year ended March 31, 2003 (see note 2 to the consolidated financial statements). The increase in salaries and related costs resulted to a lesser extent from an increase of 2.0% in the number of Air France employees, principally at the subsidiary level. For société Air France, the number of employees increased slightly by 0.6% compared to the prior year, even though Air France group activity, measured in ASK, increased 2.7% during this same period. The relatively small increase in the number of société Air France employees in proportion to the larger increase in group activity resulted from the implementation of a hiring freeze as part of a larger cost-cutting initiative. The ratio of salaries and related costs to operating revenues rose slightly to 30.4% from 29.8% for the period ended March 31, 2002 as a result of a decline in activity and the impact of negative exchange rate fluctuations.

Taxes Other than Income Tax

Taxes and duties, other than income tax, consist principally of the French business tax (taxe professionnelle) and taxes based on employee salaries. The taxe professionnelle is charged by French local authorities to companies and takes into account the rental value of the company’s premises and the value of its fixed assets. Taxes other than income tax increased substantially by 14.7%, rising to €187 million for the financial year ended March 31, 2003 from €163 million for the prior year, principally as a result of increases in the taxe professionnelle.

Gross Operating Result

Gross operating result for the financial year ended March 31, 2003 increased 26.6%, rising to €1,470 million from €1,161 million for the year ended March 31, 2002. Gross operating results represented 11.6% of Air France’s total operating revenues, compared to 9.3% of such revenues for the prior financial year. Without taking into account the change in accounting method, gross operating result for the financial year ended March 31, 2003 was €1,216 million, an increase of 4.7% over the prior financial year, and represented 9.6% of total operating revenues.

Charge to Depreciation, Amortization, Net

Depreciation and amortization charges increased 22.9%, rising to €1,195 million from €972 million for the financial year ended March 31, 2002. Without taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, depreciation and amortization charges increased 1.4%, rising to €986 million from €972 million during the prior year attributable to the bringing into service of new aircraft owned outright or purchased under finance leases during the current or previous financial year.

Charge to Operating Provisions, Net

Charges to operating provisions amounted to €115 million for the financial year ended March 31, 2003 compared to €39 million for the previous financial year. The adoption of the new accounting method described in note 2.1 to the consolidated financial statements accounted for an increase in net charges to operating provisions of €20 million as a result of new provisions relating to maintenance performed on aircraft held under operating leases. Prior to the change in accounting method, charges to operating provisions amounted to €95 million, an increase of €56 million compared to the previous period. This increase is a result of a one-time charge of €59 million taken following the decision to terminate Concorde flights effective as of June 1, 2003.

Gain on Disposal of Flight Equipment, Net

Air France recorded a net gain on aircraft disposals of €30 million for the year ended March 31, 2003 compared to €78 million during the prior financial year. The change in accounting method described in note 2.1 to the consolidated financial statements reduced the gain on aircraft disposals by €5 million. The net gain on aircraft disposals during the year ended March 31, 2003 resulted from a series of sale-leaseback transactions involving four Airbus A340-300 aircraft, eight Beech 1900-D aircraft and six CRJ 100 aircraft. The aircraft disposed of remain part of the fleet, but are now held under operating leases.

Other Operating Income and Charges, Net

Other income amounted to €2 million for the financial year ended March 31, 2003, compared to €7 million for the prior period. Other income included gains of €5 million from the joint operation of passenger and cargo lines (compared to a loss of €16 million during the previous financial year), €8 million in software fees, and income of €5 million from the sale of land. For the financial year ended March 31, 2002, other income included compensation from the French government in the amount of €28 million for operating losses related to the closing of U.S. airspace following the events of September 11.

Operating Income

General

Operating income for the financial year ended March 31, 2003 amounted to €192 million, decreasing 18.3% from €235 million for the year ended March 31, 2002. For the year ended March 31, 2003, operating income represented 1.5% of consolidated revenues. Without taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, operating income for the year ended March 31, 2003 decreased 26.8%, declining to €172 million from €235 million for the prior year. Without taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, operating income represented 1.4% of consolidated revenues for the year ended March 31, 2003. Air France contributed €162 million to operating income, while the operating income from regional subsidiaries contributed €6 million after such subsidiaries generated an operating loss of €10 million during the prior year.

By Activity

During the financial year ended March 31, 2003, operating income derived from passenger activity decreased 21%, falling to €101 million, compared to €128 million during the prior period. Operating income derived from cargo activities increased significantly, rising to €48 million from €5 million during the financial year ended March 31, 2002. Operating income from maintenance continued to rise during the financial year ended March 31, 2003, increasing to €67 million from €26 million for the prior period. The increases in operating income from cargo and maintenance activities were, however, more than offset by the decrease in gains realized on disposals of flight equipment and the €59 million charge recorded in connection with the retirement of Concorde operations on June 1, 2003.

The following is a table showing a breakdown of the operating revenues, operating income and tangible fixed assets by activity for the years ended March 31, 2003 and 2002:

	Year ended March 31,
	2003			2002
	Operating revenues	Operating income	Tangible fixed assets	Operating revenues	Operating income	Tangible fixed assets
	(in € millions)
Passenger	10,527	101	6,978	10,378	128	7,260
Cargo	1,479	48	508	1,448	5	279
Maintenance	540	67	580	548	26	659
Other	141	(24)	96	154	76	95

Total	12,687	192	8,162	12,528	235	8,293

Restructuring Costs

Restructuring costs for the financial year ended March 31, 2003 amounted to €13 million, compared to €11 million for the previous financial year, and resulted primarily from the closing of the Noumea cabin crew base following Air France’s termination of operations with its own resources on the Noumea – Tokyo route.

Net Financial Charges

Net financial charges amounted to €85 million for the financial year ended March 31, 2003, a decrease of 24.1% from the €112 million recorded during the previous financial year. Net interest expense of €111 million remained unchanged compared to the financial year ended March 31, 2002. The decrease in net financial charges resulted principally from net foreign exchange gains for the period of €62 million, as compared with net losses of €7 million during the previous year. The foreign exchange gains resulted from the substantial appreciation of the euro against both the dollar and the yen during the period. The foreign exchange gains were partly offset by a net charge to financial provisions of €36 million, compared to net reversals of €6 million during the previous period. These charges consisted principally of a €5.5 million charge relating to Air France’s interest in the e-ticket portal Cordiem, which was liquidated following the unwillingness of certain U.S. shareholders to participate in Cordiem’s capital increases, and a €23 million charge taken to reflect the decrease in the average purchase price of Air France shares held by Air France in respect of pilot stock options and in respect of Air France’s share repurchase program.

Gains on Disposals of Subsidiaries and Affiliates, Net

Gains on disposals of subsidiaries and affiliates amounted to €4 million for the financial year ended March 31, 2003, compared to €24 million for the previous financial year. The gain resulted from the sale of SITA Telecom shares held by Air France. During the previous financial year, Air France sold France Telecom shares received in exchange for Air France’s share in Equant N.V. for a profit of €23 million.

Pre-tax Income

Pre-tax income amounted to €98 million for the financial year ended March 31, 2003 (€78 million prior to the change in accounting method described in note 2.1 to the consolidated financial statements), down 28% (42.6% prior to the change in accounting method) from €136 million for the previous period.

Net Income of Equity Affiliates

The net income of equity affiliates for the financial year ended March 31, 2003 was €29 million, declining 6.5% from €31 million during the financial year ended March 31, 2002. The decrease is mainly attributable to Air France’s 23.4% stake in Amadeus GTD and to a lesser extent to the results of Alpha PLC, a British caterer in which the Servair group has a stake.

Amortization of Goodwill

For the financial year ended March 31, 2003, amortization of goodwill amounted to €16 million, remaining stable in comparison to the financial year ended March 31, 2002.

Income Tax

For the financial year ended March 31, 2003, Air France had a total deferred tax credit of €13 million, compared to a deferred tax credit of €5 million for the previous period. Air France opted for group tax consolidation as of April 1, 2002. Air France’s scope of consolidation for tax purposes mainly includes Air France, Air France Finance and Air France’s French regional airline subsidiaries.

Net Income

Net income for the year ended March 31, 2003 decreased 21.6%, declining to €120 million from €153 million for the prior year. Without taking into account the change in accounting method described in note 2.1 to the consolidated financial statements, net income decreased 30%, declining to €107 million.

Liquidity and Capital Resources

Liquidity

We believe that our liquidity position exceeds the minimum required to sustain our business adequately and that our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us if they are needed. Our liquidity position is strongly affected by aircraft purchases, which under their terms may provide for payments to the aircraft manufacturer in advance of delivery and therefore before the aircraft can be used to generate revenue.

Our principal source of liquidity is operating cash flows, mainly from passengers, who pay for their tickets in advance of receiving transport. Cash flows from operations increase in the summer season (between April and October), when there is greater passenger activity, and decline in the winter, when passenger activity decreases. Cash flows from operations are also affected by the factors that increase or decrease passenger activity generally.

As of March 31, 2004, we had €1,478 million in marketable securities. In addition, our external sources of funding include a €1 billion syndicated credit facility established in August 2001 (which, as of March 31, 2004, was undrawn), as well as €245 million in other lines of credit, capital leases, other bank loan facilities, bonds and commercial paper. There are no unusual provisions including, without limitation, those relating to changes in credit rating or ratings outlook (or the inability to achieve changes), in any of our debt, lease or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity or the creation of additional financial obligations to any material extent. As of March 31, 2004, €125 million of Air France’s debt was subject to financial covenants, which are limited to coverage of interest expense and the ratio of unencumbered assets to unsecured debt. These financial covenants are also contained in Air France’s €1 billion undrawn syndicated credit facility noted above, although coverage extends to operating lease rental expenses as well as interest expense in this facility. We believe that it would be possible to increase liquidity, if necessary, by entering into additional sale and lease-back transactions with respect to unencumbered fully-owned aircraft and additional bank facilities.

KLM’s external sources of liquidity consist of its €500 million commercial paper program, mortgages secured by aircraft and non-fleet assets, and sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2004, no amounts were outstanding under KLM’s commercial paper program. Currently there are no unusual provisions in any of KLM’s financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent. The book value of KLM’s unencumbered fleet and non-fleet assets as of March 31, 2004, was €1,488 million. These assets offer it a possible source of liquidity through the financing and the sale (and lease back) of these assets.

Cash Flows

Cash flows from Operating Activities

For the financial year ended March 31, 2004, cash flows from operating activities increased by 7.7%, to €1.20 billion from €1.12 billion for the prior period. The increase in cash flows from operating activities resulted from positive changes in working capital which returned to customary levels during the financial year ended March 31, 2004 after an exceptional period the previous year.

For the financial year ended March 31, 2003, cash flows from operating activities increased by 9.6%, to €1.12 billion from €1.02 billion for the prior period. The increase in cash flows from operating activities resulted from the rise in operating revenues during the period. Cash flows from operating activities were affected by negative changes in working capital due to a reduction in supplier payment periods and a sharp drop in reservations.

Cash Flows from Investing Activities

Net cash used in investing activities for the financial year ended March 31, 2004 amounted to €849 million, a decrease of 20.9% compared to €1,074 million for the financial year ended March 31, 2003. Cash flows used in investing activities were financed 141% by cash flows from operating activities, which totaled €1.2 billion, permitting a reduction of Air France group debt.

Cash flows used in investing activities for the financial year ended March 31, 2003 amounted to €1,074 million, an increase of 12.5% compared to €955 million for the financial year ended March 31, 2002. Cash flows used in investing activities were financed 104% by cash flows from operating activities, which totaled €1.11 billion, permitting stabilization of Air France group debt.

Cash Flows from Financing Activities

Cash flows from financing activities increased to a net inflow of €386 million for the financial year ended March 31, 2004, from a net outflow of €415 million for the previous period. To ensure its refinancing needs, Air France raised €901 million over the year ended March 31, 2004. Debt repayments over the period totalled €497 million and primarily covered financial debt in the amount of €345 million, including a bond payment in June 2003 for €169 million as well as debts on financial lease agreements of €152 million.

In July 2003, Air France finalized the securitization of aircraft assets in the amount of €435 million (including €337 million over the financial year ended March 31, 2003 and €98 million corresponding to a pre-financing of assets to be received in the financial year ending March 31, 2005). This financing arrangement was secured by 16 aircraft. During the financial year ended March 31, 2004, Air France refinanced its corporate headquarters for an amount of €137 million under a financial lease and issued a loan syndicated with credit institutions.

Cash flows from financing activities decreased to a net outflow of €415 million for the financial year ended March 31, 2003, from a net inflow of €675 million for the previous period, principally as a result of the reimbursement of various substantial obligations falling due during the course of the financial year ended March 31, 2003. Air France refinanced €745 million in loans and €508 million in debt from capital lease arrangements, for total refinanced obligations of €1.25 billion, compared to €325 million in the financial year ended March 31, 2002. Among the obligations falling due were a 1993 loan reimbursed in the amount of €183 million in the fourth quarter of the financial year ended March 31, 2003, and a 1992 Swiss franc loan reimbursed in the amount of €102 million. As these two loans carried relatively high interest rates (8.25% and 6.75%, respectively), the refinancing of these obligations allowed for significant interest expense savings.

On August 8, 2001, Air France and a syndicate of banks entered into a revolving multi-currency credit line, under which Air France may borrow from time to time up to €1 billion for a period of five years. Air France drew €300 million from this credit line in the wake of the September 11 attacks. This amount was reimbursed in June 2002. As of March 31, 2004, this credit facility was fully available to Air France. In addition, Air France benefits from a medium-term credit line in the amount of €245 million (€11 million of which was drawn at March 31, 2004), with repayment deadlines between April 2004 and October 2006.

Capital Expenditure

Total capital expenditures on tangible and intangible fixed assets and acquisitions of subsidiaries and affiliates amounted to €1.28 billion for the financial year ended March 31, 2004 compared to €1.45 billion for the previous period. Capital expenditures for the year ended March 31, 2004 principally involved aircraft purchases.

Capital expenditures on acquisitions of subsidiaries and affiliates for the year ended March 31, 2003 related principally to the acquisition of 2% of the share capital of Alitalia (which reciprocally acquired 2% of the share capital of société Air France) for €23 million, as well as the additional capital investment of €21 million in Opodo, a company providing travel services of the Internet.

Acquisitions of aircraft and flight equipment in the year ended March 31, 2003 included one Boeing 747-400 ERF aircraft, two Boeing B777-200 ER aircraft, one Airbus A330-200 aircraft and two CRJ 700 aircraft. Air France also continued to pay down payments on future aircraft acquisitions envisioned by the fleet plan. Capital expenditures also included construction work at the G1XL cargo terminal at Roissy-CDG, on terminal 2E at Roissy-CDG and on the building of new flight crew facilities as well as at Air France Industries’ two maintenance facilities. Other significant capital expenditures included the acquisition of a Boeing B777 flight simulator, as well as an investment in computer equipment.

For the year ended March 31, 2004, the reduction in capital expenditure in relation to Air France’s initial fleet plan, together with the revision of the financing plan in the context of the general economic downturn, enabled Air France to maintain a strong cash position and debt/equity ratio.

Air France funds its capital expenditures through cash flows from operations, debt and capital leases. Air France’s commitments for capital expenditures are principally to purchase aircraft under aircraft acquisition agreements. As of March 31, 2004, the aggregate of Air France’s commitments relating to the purchase of aircraft (in terms of firm orders) was €3,176 million compared to €4,146 million as of March 31, 2003. These commitments are denominated in dollars and are converted into euro at the close of each relevant financial year.

Capital Resources

The following table presents the amounts of Air France’s short-term and long-term debt and capital lease obligations at March 31, 2004 and 2003:

	At March 31,
	2004	2003
	(in € millions)
Perpetual subordinated loan securities (TDI)	116	169
Bonds	18	187
Capital lease obligations	1,453	1,413
Other long-term loans	2,461	1,914
Accrued interest not yet due	43	47
Bond redemption premium	—	—
Long-term debt and capital leases(1)	4,091	3,730
Borrowings with short-term original maturities
Commercial paper	—	150
Short-term bank finance facilities and similar facilities	289	267
Short-term debt	289	417

Total short- and long-term debt and capital leases	4,380	4,147

Note:

(1)	Includes long-term debt maturing in less than one year (€429 million at March 31, 2004 and €548 million at March 31, 2003).

Air France had commitments relating to mortgaged or secured assets (which relate principally to aircraft mortgages) totaling €1,650 million as of March 31, 2004 and €1,311 million as of March 31, 2003.

Air France’s long-term debt and capital lease obligations include obligations with fixed and variable exchange rates. As of March 31, 2004, 54% of such obligations had variable rates, compared to 47.4% as of March 31, 2003.

In order to meet its financing needs, Air France incurred additional indebtedness of €901 million for the year ended March 31, 2004, compared to €834 million for the prior comparable period.

The following table shows a breakdown by currency of Air France’s long-term debt and capital leases taking into account the effects of derivative financial instruments:

	At March 31,
	2004	2003
	(in € millions)
Euro (EUR)	3,720	3,252
U.S. dollar (USD)	366	374
Swiss franc (CHF)	—	68
Japanese yen (JPY)	—	29
Other currencies	5	7

Total	4,091	3,730

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of Air France’s net debt to short- and long-term debt and capital leases for the financial years ended March 31, 2004 and 2003. Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt and capital leases less cash and marketable securities. We have also provided below a ratio of net debt to stockholders’ equity and minority interests.

We believe that our net debt and ratio of net debt to stockholders’ equity and minority interests are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under French or U.S. GAAP and thus should be evaluated together with other financial ratios calculated in accordance with French or U.S. GAAP and the various components of short- and long-term debt and capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies.

	At March 31,
	2004	2003
	(in € millions)
Short- and long-term debt and capital leases	4,380	4,147
Cash	(330)	(193)
Marketable securities	(1,478)	(1,039)

Net debt	2,572	2,915

Stockholders’ equity and minority interests	4,085	4,027

Net debt/stockholders’ equity and minority interests	0.63	0.72

Off-Balance Sheet Arrangements

During the financial year ended March 31, 2003, Air France’s warranties, sureties and guarantees corresponded primarily to the guarantee given by Air France to financial institutions relative to the leasing of five Fokkers by Air Littoral. Pursuant to this agreement, if Air Littoral were to default on payments, Air France would cover the payment of the leasing fees due by Air Littoral, and in return, would be entitled to use these planes. The guarantee given, which corresponds to the minimum amount of future lease charges for the five Fokkers in the event of failure to meet payments by Air Littoral, totaled €23 million at March 31, 2003 (€37 million at March 2002). As Air Littoral was declared bankrupt during the financial year ended March 31, 2004, Air France has taken on Air Littoral’s commitments relative to the leasing agreements for the five Fokkers, with three of the them brought into service on its own lines between November 2003 and March 2004. The remaining two aircraft will enter into service in May and July 2004.

Air France has also entered into contracts with the financial intermediaries controlled by a third party financial institution relating to the postponement of the delivery of scheduled aircraft. The contracts relating to the five aircraft require Air France to finance the interest payments on the debt used by the financial intermediaries to purchase the aircraft from Airbus and, in addition, to finance storage fees as from one year past the beginning of storage. Air France has no equity interest in the financial intermediary who purchased and are storing the aircraft, and the intermediary is consequently not consolidated under French GAAP, although it is consolidated under U.S. GAAP. Had this company been consolidated, there would have been an increase in our short- and long-term borrowings and flight equipment line item of our balance sheet in the amount of € 171 million as of March 31, 2004. The delivery of these aircraft has been postponed to between April 2004 and April 2005.

The issuing vehicle in connection with the securitization structure described at note 23 to the consolidated financial statements is not consolidated under French GAAP as Air France has no equity interest therein. As described in note 35(d) to the consolidated financial statements, such vehicle is consolidated under U.S. GAAP. Such vehicle currently has cash and cash equivalents and financial debt of € 98 million, which represents the purchase price of and financing for three of the aircraft whose delivery has been postponed, which are currently held by the financial intermediaries noted above.

We have entered into two loan agreements with respect to two of our aircraft. Under these agreements, we are entitled to receive lump sum payments from the lendor (similar to a rebate) at the conclusion of the each agreement’s stated term, which is January 8, 2005 and January 8, 2007. We forfeit all rights to these payments if the agreements are terminated for any reason, either within or outside of our control, before that time. The amount of the payment is based on a formula that uses, in part, the fair value, as agreed upon by both parties, of the aircraft at the conclusion of the stated term. Due to uncertainties surrounding the realization of the rebates, we will recognize the rebates only when substantially all uncertainties regarding the timing and amount of payment are resolved.

Contractual Commitments Tables

The following table sets out Air France’s contractual commitments and payments due by period at March 31, 2004:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in € millions)
Long-term debt obligations	4,091	429	523	600	312	435	1,792
Of which aircraft capital leases	1,439	161	134	281	172	100	591
Of which buildings capital leases	230	20	21	22	21	19	127
Operating leases	2,287	502	467	388	319	241	370
Other contractual commitments	231	231	—	—	—	—	—
Flight equipment orders	3,176	779	839	332	375	590	261

Total	11,454	2,122	1,984	1,623	1,199	1,385	3,141

In addition to Air France’s operating cash flows and cash balances as of March 31, 2004, we may finance our contractual commitments, including principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as Air France did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with French GAAP, which differs in certain significant aspects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP as they relate to us are discussed in note 35 to Air France’s consolidated financial statements. Note 36 to Air France’s consolidated financial statements contains a reconciliation of net income and stockholders’ equity under French GAAP to net income and stockholders’ equity under U.S. GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied U.S. GAAP instead of French GAAP. Differences in net income and stockholders’ equity under French GAAP and U.S. GAAP primarily result from goodwill amortization, impairment of long lived assets, application of the equity method of accounting, stock-based compensation, accounting for leases (including sale-leaseback transactions), accounting for maintenance, restitution costs, derivative instruments and hedging activities and credit memos and related aircraft depreciation. Further information on such differences and adjustments is set forth in the notes to our consolidated financial statements mentioned above.

Net income under U.S. GAAP increased to €188.5 million for the financial year ended March 31, 2004 from €167.8 million for the previous period. This corresponds to a 12% increase in net income under U.S. GAAP as compared to a 23% decrease in net income under French GAAP. This difference in trend is primarily related to derivative instruments and hedging activities accounting, which differ under French and U.S. GAAP. The U.S. GAAP adjustment for derivative instruments and hedging activities resulted in a gain of €158.6 million for the financial year ended March 31, 2004 as compared to a loss of €31.2 million for the previous period. The gain for the financial year ended March 31, 2004 is primarily associated with the fair value adjustment of fuel derivatives, which resulted in a gain of €128.3 million due to the significant increase in the fuel cost.

New Accounting Pronouncements under U.S. GAAP

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46R). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (VIEs) by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R clarified certain requirements of the original FIN 46, which had been issued in January 2003, eased certain implementation problems, and added new scope exceptions.

FIN 46R and subsequent discussion between the SEC and the AICPA deferred the effective date of FIN 46R for foreign private issuers with variable interests in variable interests entities created before February 1, 2003, to fiscal periods beginning after April 1, 2004 for companies whose financial year ends on March 31.

We have identified the following as potential VIEs, but do not believe that we are the primary beneficiary in those entities:

•	Aircraft operating leases where the lessor is a trust established specifically to purchase, finance and lease the aircraft and we have an option to purchase the aircraft at predetermined prices during or at the end of the lease term.

•	Airport operating leases where we guarantee the underlying municipal or governmental debt held by public bondholders, and the lessor is a trust established specifically to finance and lease the facilities.

Other entities also meet the definition of a VIE, but they are already consolidated in Air France’s financial statements prepared in accordance with U.S. G.AAP.

Application of the International Financial Reporting Standards to the Air France Group

Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002 concerning the application of the international accounting standards (IAS) harmonizes the financial information required to be published by companies traded on a regulated market in the European Union to guarantee transparency and comparability in financial statements. These accounting standards are known as the International Financial Reporting Standards (IFRS).

This regulation addresses the consolidated financial statements of companies traded on a regulated market in the European Union. Article 5 of Regulation No. 1606/2002 gives Member States the option of authorizing or requiring European listed companies to apply the IAS as adopted to their individual annual financial statements. The provisions of Article 5 of Regulation No. 1606/2002 have not been restated in French accounting regulations and, unless there is a subsequent change, we must continue to apply the accounting principles generally accepted in France to our individual accounts published until 2005.

We have prior experience with the IFRS standards as well as the changes to the accounting references. During the financial year ended March 31, 1999 Air France adopted procedures to comply with the original IFRS during its initial public offering (excluding the treatment of convertible bonds and the publication of certain information in the notes). Additionally, during the financial year ended March 31, 2002, Air France closely monitored the impact of the new standards and the standards revised in 1999. During the financial year ended March 2003, Air France analyzed the group’s financial information and the problems arising from standard IAS 39. During the financial year ended March 31, 2004 Air France reconciled its accounts to U.S. GAAP in connection with the filing of the Form F-4 with the SEC during the merger with KLM.

We have established procedures to convert our consolidated financial statements to international standards (IFRS), the goal of which is to identify the principal differences in accounting methods by September 2004, and to prepare the opening balance sheet on April 1, 2004 in accordance with these new standards in the second half of 2004 or early 2005 based on the publication by the International Accounting Standards Board (IASB) of the latest standards expected and the approval of those standards by the European Community. In addition, in recent years, Air France decided to anticipate the application of certain IFRS provisions when they were compatible with French accounting rules. This was the case at the time the approach by components was adopted for recording tangible assets or valuing pension commitments.

In order to ensure standard accounting policies and the application of those policies within the group, the IFRS conversion project is led by a central team that directs the entire project for the parent company and its subsidiaries. The first phase of the project, the “diagnostic” phase, which is currently in progress, is intended to measure and simulate the principal impacts and differences between the new standards and the current practice within the Air France Group. This phase will be followed by a second phase in which options examined and are chosen, the IFRS manual is drafted on the basis of the decisions taken, and the impacts on the IT system are identified. The third phase will consist of the distribution of the manual of IFRS accounting principles within the group, the training of all staff involved in the conversion to the IFRS, the establishment of the IFRS opening balance sheet as of April 1, 2004, and the specifications and installation of the upgrades to the information system.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

General

Excluding the directors appointed to represent the French State, each Air France-KLM director is required by French law to hold at least one Air France-KLM share. Pursuant to our articles of association, each member of the board of directors, excluding the members appointed to represent the French State, is required to hold at least 10 shares of Air France-KLM (in registered form only) for the duration of its term.

Board of Directors

Composition of the Board of Directors of Air France as at March 31, 2004

In accordance with French corporate law and the French Civil Aviation Code (Code de l’aviation civile), the board of directors of Air France as of March 31, 2004 consisted of 21 members appointed or elected for a five-year term, including:

•	11 directors appointed by the French State by decree (including the Chairman of the board of directors, who must be a member of the board of directors), of whom six were appointed to represent the French State and five were selected by reason of their expertise,

•	six representatives of the employees who were elected by the employees, including one elected by the flight deck crew, one elected by the cabin crew and four elected by all other categories of employees (including one who must represent the management (cadres)),

•	two representatives of the employee shareholders, who were appointed by the general shareholders’ meeting, and

•	two representatives of the shareholders other than employee shareholders or the French State, who were also appointed by the general shareholders’ meeting.

Under the agreements entered into as part of the Air France - Alitalia alliance, Alitalia has the right to appoint one representative to our board of directors.

Composition of the Board of Directors of Air France as at June 24, 2004

A majority of the share capital of Air France was effectively transferred to the private sector on May 6, 2004 upon completion of the exchange offer for KLM shares. In accordance with the 2003 Air Carrier Law, following such privatization, all directors, other than employee representatives holding such position as of the date of the privatization, were to retain such position until the date of the general shareholders’ meeting called to nominate new directors. That general shareholders’ meeting was held on June 24, 2004.

Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the composition of the board of directors of Air France was modified to consist of:

•	10 directors appointed by the general shareholders’ meeting,

•	eight directors appointed by the French State, representing its proportional stake Air France,

•	six representatives of the employees elected by the employees, including one elected by the flight deck crew, one elected by the cabin crew, one elected by the management (cadres) and three elected by all other employees, and

•	two representatives of the employee shareholders appointed among the employee shareholders by the general shareholders’ meeting, including one appointed among the flight deck crew and one appointed among any of the other categories of personnel, provided that the flight deck crew and “other” categories hold at least 2% of Air France’s share capital.

Under the terms of the framework agreement and effective as of June 24, 2004, Air France and KLM agreed that Air France’s board of directors will include the chief executive officer of KLM as vice-chairman, a director designated by the State of the Netherlands and two directors proposed by the KLM Supervisory Board. The State of the Netherlands is entitled to designate a director to our board of directors for so long as the French State is represented on our board.

Composition of the of Directors Board of Air France-KLM as at September 15, 2004

Pursuant to French law no. 2004-734 of July 26, 2004, the six employee representatives elected by the employees sit on the board of directors of Air France after the hive down on September 15, 2004, thereby reducing the size of the board of directors of Air France-KLM to 20 directors. We expect the number of directors of Air France-KLM to be further reduced to 16 should the shareholding of the French State in Air France-KLM fall below 20%.

The remaining members of the Air France board of directors effectively became members of the board of directors of Air France-KLM as a result of the hive down and resulting change in corporate name of Air France to Air France-KLM on September 15, 2004.

The organization of Air France-KLM has not yet been determined beyond what has been provided for in the framework agreement. Accordingly, the boards of directors of Air France-KLM and Air France decided at a meeting on September 15, 2004, that, for an interim period, one or more service agreements will be entered into between Air France-KLM and Air France, pursuant to which Air France, which has received all of the resources of société Air France in the hive down, will render services to Air France-KLM at its request in order to enable Air France-KLM to operate. The interim arrangements provide that key senior executives of Air France, such as the chief financial officer and the investor relations officer, will serve in such capacities at Air France-KLM, and that staff seconded from Air France will perform administrative services of Air France-KLM, such as in the functions of accounting, financial and treasury services, internal inspections and controls, legal and administrative, and office property services.

The table below shows the composition of our board of directors as of the date of this annual report:

Name	Date of Initial Appointment	Term Expires
Members Appointed to Represent the French State

Michel Delahousse Inspecteur Général des Finances, Ministry of Economy, Finance and Industry	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre-Mathieu Duhamel Director of the Budget, Ministry of Economy, Finance and Industry	January 15, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Bruno Fareniaux Director of Tourism, Ministry of Equipment, Transportation, Housing, Tourism and Maritime Affairs	September 13, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Name	Date of Initial Appointment	Term Expires
Jean-Louis Girodolle Vice Director, Treasury, Ministry of Economy, Finance and Industry	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Claude Gressier President of the Economic Section of the Conseil général des Ponts et Chaussées	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Michel Guyard Head of the Inspectorate General of Civil Aviation and Meteorology	September 13, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Yves Lambert Consultant in civil aviation	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Denis Samuel-Lajeunesse Chief executive officer of the State Holding Agency	November 18, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed by General Shareholders’ Meeting Jean-Cyril Spinetta Chairman of the board and chief executive officer	September 23, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Léo van Wijk Chairman of the Management Board of KLM	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Patricia Barbizet CEO of Artémis	January 3, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Giancarlo Cimoli CEO of Alitalia	July 19, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-François Dehecq Chairman and CEO of Sanofi-Synthelabo	January 25, 1995	General Meeting approving the accounts for the financial year ending March 31, 2010

Name	Date of Initial Appointment	Term Expires
Willem Duisenberg Member of the Supervisory Board of Rabobank	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-Marc Espalioux Chairman of the board (directoire) of Accor Group	September 13, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Cornelius van Lede Vice-Chairman of the Board of Directors of INSEAD	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Floris Maljers Chairman of the Supervisory Board of the Rijksmuseum vooroudheden	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre Richard Chairman and CEO of Dexia (administrateur délégué)	October 20, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders Christian Magne Executive appointed to represent ground staff and cabin crew employee shareholders	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Christian Paris Flight Captain appointed to represent flight deck crew employee shareholders	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

The Secretary of Air France-KLM is Jean-Marc Bardy.

During the financial year ended March 31, 2004, the Air France board of directors held 10 meetings with an average attendance rate of 86%.

The following is a brief biography of each of the members of our board of directors:

Jean-Cyril Spinetta was named Chairman of the board of directors and chief executive officer on October 22, 1997. Prior to joining Air France, Mr. Spinetta was with the French Ministry of Education, charged with evaluating employment opportunities in the French educational system. In 1996, Mr. Spinetta was a member of the cabinet of the European Commissioner for Science, Research and Education, and later that year he joined the Inspector’s Office in the French Ministry of Education. In 1994 and 1995, Mr. Spinetta held various positions in the French government, including chargé de mission to the President of the French Republic. From 1990 to 1994, Mr. Spinetta was Chairman and chief executive officer of Air France Europe, then known as Air Inter. In addition to his position as Chairman of the board of Air France-KLM, Mr. Spinetta is also a member of the board of directors of Alitalia and Le Monde Entreprises. Mr. Spinetta is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Members Appointed to Represent the French State

Michael Delahousse was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Delahousse has been the Inspecteur Général des Finances in the French Ministry of Economy, Finance and Industry. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Pierre-Mathieu Duhamel was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Mr. Duhamel is Director of the Budget in the French Ministry of Economy, Finance and Industry. He is also a member of the board of directors of France Telecom SA, EDF and SNCF. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Bruno Fareniaux was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Fareniaux is Director of Tourism in the French Ministry of Equipment, Transportation, Housing, Tourism and Maritime Affairs. He is a graduate of DESS Finances et Administration des Entreprises.

Jean-Louis Girodolle was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Girodolle is the Vice Director of Treasury in the French Ministry of Economy, Finance and Industry. He is also a member of the board of directors of Renault, RATP, Autoroutes du Sud de la France and ADP. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Claude Gressier was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Gressier is the President of the Economic Section of the Conseil général des Ponts et Chaussées. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Polytechnique.

Michel Guyard was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Guyard is a member of the board of directors of ADP and has been head of the French Inspectorate General of Civil Aviation and Meteorology since 2001. He was previously Director of Air Transportation in the French Ministry of Equipment, Transportation and Housing. He is a graduate of the Ecole Polytechnique.

Yves Lambert was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Lambert is a consultant in civil aviation and was formerly the chief executive officer of EUROCONTROL. Mr. Lambert is a graduate of the Ecole Polytechnique.

Denis Samuel-Lajeunesse was elected to the Air France board of directors on November 18, 2003. In addition to being a member of the Air France-KLM board of directors, Mr. Samuel-Lajeunesse is the chief executive officer of the State Holdings Agency, which manages the French State’s holdings in various public entities as well as a member of the board of directors of France Telecom and Thalès. He is a graduate of the Ecole Nationale d’Administration.

Members Appointed by the General Shareholders’ Meeting

Patricia Barbizet was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Ms. Barbizet has been chief executive officer and a member of the board of directors of Artemis SA since 1992, as well as chief operating officer of Financière Pinault since 2000. She is also chairman of the board of directors of Christie’s International, a member of the board of directors of Bouygues SA, TF1 and chairman of the supervisory board of Pinault-Printemps Redoute. She is a graduate of the Ecole Supérieure de Commerce de Paris.

Giancarlo Cimoli was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Cimoli is the chief executive officer of Alitalia. He is a graduate of the Polytechnic Institute of Milan.

Jean-François Dehecq was elected to the Air France board of directors in 1995. In addition to being a member of the Air France-KLM board of directors, Mr. Dehecq is chairman and chief executive officer of Sanofi-Synthélabo. He is also a member of the board of directors of Groupe Pechiney. He is a graduate of the Ecole Nationale des Arts et Métiers.

Willem Duisenberg was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Duisenberg is also a member of the supervisory board of Rabobank and a former president of the European Central Bank.

Jean-Marc Espalioux was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Espalioux is chairman of the board (directoire) of the Accor Group. He is also a member of the supervisory board of Veolia Environnement and a non-voting member of the board of Caisse d’Epargne. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Cornelius van Lede was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. van Lede is also a member of the board of directors of Nederlandsche Bank, Heineken, Sara Lee/DE, Sara Lee Cor and Akzo Nobel. Mr. van Lede was the former chairman of the board of Akzo Nobel.

Floris Maljers was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Maljers is also a member of the board of directors of SHV, Koninklijke Vendex KBB and BP. Mr. Maljers was the former president of Unilever.

Pierre Richard was elected to the Air France board of directors in 1997. In addition to being a member of the Air France-KLM board of directors, Mr. Richard has been chairman and chief executive officer of Dexia since 1999. He is also Chairman and managing director of the supervisory board of Dexia Crédit Local, Vice-Chairman of the board of directors of Dexia Banque Belgium and Dexia Banque Internationale Luxembourg and a member of the board of directors of Crédit du Nord, the European Investment Bank, Le Monde and Generali France Holding. He is a graduate of the Ecole Polytechnique.

Léo van Wijk was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Wijk is chairman of the management board of KLM. He is also a member of the board of directors of Northwest Airlines, a member of the advisory council of ABN AMRO

Holding and a member of the supervisory boards of Martinair, Aegon N.V., Randstad Holding N.V., The Netherlands Board of Tourism and Kennemer Gathuis. He holds a masters degree in economics.

Christian Magne, a representative of the ground staff and cabin crew employee shareholders of the company, was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Magne is a finance executive of Air France-KLM.

Christian Paris, a representative of flight deck crew employee shareholders, was elected to the Air France-KLM board of directors in 2001. In addition to being a member of the Air France board of directors, Mr. Paris is a flight captain of Air France-KLM. He is a graduate of the Ecole Nationale de l’Aviation Civile.

Air France-KLM Board Committees

Audit Committee

The audit committee is in charge of appointing the statutory auditors, reviewing our consolidated accounts, principal financial risks, the results and scope of the internal audit, as well as reviewing the audit program, the conclusions and the recommendations of the statutory auditors. The audit committee also supervises the procedures designed to ensure compliance with stock exchange regulations.

The audit committee is composed of five board members. Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the current members of our audit committee are Jean-François Dehecq as its chairman, Floris Maljers, Pierre Richard, Denis Samuel-Lajeunesse and Christian Magne.

The audit committee met on April 1, May 5, November 12 and December 23, 2003. During these meetings, the committee examined the annual accounts for the financial year ended March 31, 2003, and the half-year and annual accounts for the financial year ended March 31, 2004. One audit committee meeting was dedicated to accident prevention and flight security, the policy of risk financing as well as a review of the internal audit results. One audit committee meeting was dedicated to the reconciliation of the Air France accounts to U.S. GAAP as required for the listing of Air France on the New York Stock Exchange. This meeting also addressed the application of the Sarbanes Oxley Act of 2002 to Air France.

Strategy Committee

The strategy committee is in charge of reviewing the strategic decisions concerning our activities, the evolution of our scope in respect of our fleet or subsidiaries, the purchase or sale of aircraft-related or other assets, and the air sub-contracting and alliance policy.

The strategy committee is composed of seven board members. Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the current members of our strategy committee are Jean-Cyril Spinetta as its chairman, Patricia Barbizet, Pierre-Mathieu Duhamel, Michel Guyard, Leo van Wijk, Christian Magne and Christian Paris.

The strategy committee met on January 21, 2004. The committee reviewed the development of short and medium-haul flights.

Compensation Committee

The compensation committee is responsible for formulating proposals as to the level of and modifications to the Chairman of the board of directors and chief executive officer’s compensation. The compensation committee may also be called upon to give an opinion on compensation paid to executive committee members as well as on any stock subscription or option plan policy.

The compensation committee is composed of three board members. Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the current members of our compensation committee are Jean-Marc Espalioux as its chairman, Cornelis Van Lede and Pierre Richard. The compensation committee met on June 19 and September 11, 2003.

Nomination Committee

In connection with the privatization, the regulations regarding the nomination of directors and officers and in conjunction with agreements entered into with KLM, Air France created a nomination committee which was approved by the board of directors on March 4, 2004.

The nomination committee is composed of three board members. Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the current members of our nomination committee are Jean-Marc Espalioux as its chairman, Patricia Barbizet and Jean-François Dehecq, and one alternative member.

Strategic Management Committee

Pursuant to the terms of the framework agreement, on May 6, 2004, Air France and KLM established a strategic management committee. The decision of the strategic management committee represents the common position of Air France and KLM with respect to all major strategic decisions relating to commercial, financial, technical and operational matters, including but not limited to:

•	strategy regarding our competitive environment, partners and public authorities;

•	strategic orientation with respect to network management, including hub growth, significant changes in network structure, introduction of overlapping routes, agreements with other operators, sharing between KLM and Air France of traffic rights in the event of a decision to lift the national origin restrictions at the European level;

•	funding, debt issuances and significant investments in fleet, information systems and major projects;

•	significant financial investments and strategic airline partnerships or cooperation agreements and alliances;

•	purchasing policies;

•	mid-term planning and budgets to ensure compatibility with the strategy agreed by the strategic management committee;

•	appointments of key personnel in Air France and KLM to be selected from lists prepared by Air France and KLM, respectively;

•	inclusion of other airlines in Air France-KLM;

•	human resources policies covering multi-company issues;

•	any decision regarding the Dutch airline Martinair, of which KLM is a shareholder; and

•	any reserved or consultation matters (which are discussed below).

The framework agreement provides that operational subcommittees may be established under the supervision of the Strategic Management Committee. Thus far the Strategic Management Committee has established 13 operational subcommittees, in the following areas: commercial, marketing, revenue management and network, cargo, engineering and maintenance, fleet, information technology, corporate purchasing, human resources/culture, communication, finance, hubs and grounds services, flight operations and brand and product.

The Strategic Management Committee will also mediate differences that may arise regarding the application of bilateral agreements or the management of entities that are owned or operated together by Air France and KLM.

The Strategic Management Committee makes binding recommendations with respect to the matters above to the board of directors of Air France, the KLM Board of Management and the KLM Supervisory Board. The chief executive officer of KLM, the chairman of the board of directors of Air France and any chairman, board member or key officer of the combined operating companies or their subsidiaries may not make or implement any major strategic decisions before the Strategic Management Committee has been consulted and are required to implement any such decision in accordance with the binding recommendation of the Committee. The Strategic Management Committee makes its decisions by majority vote, except in respect of the following reserved matters, which require the unanimous consent of all Committee members:

•	any decision proposing an amendment to the KLM assurances;

•	any decision whose purpose or effect is:

•	to combine or create common activities among the Air France and KLM operating activities existing as of the date of the framework agreement (such as the integration into a joint structure of catering or cargo activities) or any global reorganization of any such operating activities by way of discontinuation or disinvestment for both Air France and KLM;

•	to alter the allocation of key management personnel or of an entire operating activity between Air France and KLM; or

•	related to the timing, phasing in and structure of any decision relating to the two matters noted immediately above; and

•	any decision to enter into an intercompany agreement other than at arm’s length.

Any rejection by the Strategic Management Committee of a proposed action on one of these reserved matter will be binding.

On all matters requiring a majority vote, the chairman of the Strategic Management Committee has the deciding vote in the event of a tie, except that until May 6, 2007, the chairman of the board of directors of Air France is required to consult with KLM’s chief executive officer prior to exercising his deciding vote with respect to the following “consultation” matters:

•	the coordination of Air France and KLM capacities, schedules and days of operation relating to joint destinations;

•	the coordination in order to avoid unfair behavior of any partner in alliance with Air France against KLM or any partner in alliance with KLM against Air France; and

•	the scheduling of passenger services between France and the Netherlands.

The Strategic Management Committee will remain in place until May 6, 2007, unless the chairman of the board of directors of Air France-KLM decides to maintain the Committee or decides to create an equivalent body after that date. As of the date of this annual report, the Strategic Management Committee consisted of the following eight members:

•	Jean-Cyril Spinetta, chairman of the board of directors and chief executive officer of Air France-KLM and Air France, as chairman;

•	Leo van Wijk, the president and chief executive officer of KLM;

•	Philippe Calavia, chief financial officer of Air France;

•	Pierre-Henri Gourgeon, deputy CEO of Air France-KLM;

•	Peter Hartman, KLM’s chief operations officer;

•	Bruno Matheu, executive vice president of marketing and network of sociéte Air France;

•	Michael Wisbrun, executive vice president of KLM cargo; and

•	Cees van Woudenberg, KLM’s chief human resources officer.

The following is a brief biography of each of the members of the strategic management committee:

Jean-Cyril Spinetta. See “—Composition of the Board of Directors of Air France-KLM as at September 15, 2004” above.

Leo van Wijk. See “—Members Appointed to Represent the French State” above.

Philippe Calavia was named Chief Financial Officer on August 14, 1998. Prior to joining Air France, from 1992 to 1998, Mr. Calavia was President and chief executive officer of several entities of the Natexis Group, including Natexis S.A. and Natexis Banque. Prior to that time, Mr. Calavia held various positions in the French government, including advisor to the French Prime Minister, Laurent Fabius. He is a director of Amadeus GTD. Mr. Calavia is a graduate of the Ecole Nationale d’Administration.

Pierre-Henri Gourgeon was named President and Chief Operating Officer on April 2, 1998 and Deputy CEO on May 17, 2004. Mr. Gourgeon had been Executive Vice President - Development and International Affairs for Air France since December 1997. From March 1996 to November 1997, he served as chairman and chief executive officer of Amadeus France/Estérel, and he has been on the board of Amadeus Global Travel Distribution since 1996. From 1993 to 1996, he served as chairman and chief executive officer of Servair and a number of its subsidiaries. From 1990 to 1993, Mr. Gourgeon was Director General of the French Civil Aviation Authority. Prior to that time, he held various positions in the French government and French State-owned enterprises. Mr. Gourgeon is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure de L’Aéronautique and holds a master’s degree in science from the California Institute of Technology.

Peter Hartman is Managing Director & Chief Operations Officer of and was appointed to the KLM Board of Management in 1997. He is also a member of the Supervisory Board of RAI Amsterdam B.V., member of Supervisory Board Martinair Holland B.V.

Bruno Matheu was named Executive Vice President-Marketing and Network Management of Air France on April 2, 1998. Prior to taking up his current position, Mr. Matheu had been Director of Network Optimization, responsible for flight programs, price/yield management and partnership resources (franchising and charter flights) since September 1997. Mr. Matheu joined UTA (which was merged with Air France in 1990) in 1986 and held various positions, including head of the Economic Synthesis section of the Programming Department and head of the Department of Economic Planning. He is a director of Régional, Brit Air, CityJet and Amadeus GTD. Mr. Matheu is a graduate of the Ecole Centrale de Paris.

Michael Wisbrun is the executive vice president of KLM cargo.

Cees van Woudenberg is Managing Director & Chief Human Resources Officer of KLM and was appointed to the KLM Board of Management in 1997. He is also a member of the Supervisory Boards of DSM N.V., Aalsmeer Flower Auction, Transavia Airlines B.V. and Mercurius Groep Wormerveer B.V., and a member of the Advisory Board of Deloitte & Touche Human Capital Group until March 2004.

If we acquire or merge into a third airline prior to May 6, 2007, the Strategic Management Committee will be enlarged by adding four members representing the new airline. In that case, those members of the Committee appointed by Air France will receive double voting rights so that their votes equal the combined votes of KLM and the third airline. The chairman will continue to have the deciding vote in the event of a tie, except with respect to the reserved matters relating to KLM, over which the KLM members of the Strategic Management Committee will have a veto right.

Senior Management of Air France and KLM

Air France Executive Committee

The executive committee of Air France was created in April 1998 and convenes weekly to discuss general issues within Air France and is responsible for the management of the company. Each member has responsibility for an aspect of Air France’s operations. The table below sets forth the names and current responsibilities of the members of the executive committee as of the date hereof:

Name	Position	Joined Air France in	Joined the executive committee on
Jean-Cyril Spinetta	Chairman of the Board and CEO	1997	April 2, 1998
Pierre-Henri Gourgeon	Deputy CEO	1993	April 2, 1998
Philippe Calavia	Chief Financial Officer	1998	August 14, 1998
Auguste Gayte	Chief Coordination Officer	1996	April 2, 1998
Patrick Alexandre	Executive Vice President International Commercial Affairs	1982	April 2, 1998
Alain Bassil	Executive Vice President Industrial Logistics	1980	April 2, 1998
Christian Boireau	Executive Vice President French Commercial Affairs	1980	April 2, 1998
Marc Boudier	Executive Vice President Air France Cargo	1994	May 2, 2000
Jean-François Colin	Executive Vice President Employee Policy	2003	September 1, 2003
Pascal de Izaguirre	Executive Vice President Ground Operations	1992	January 3, 2000
Bruno Matheu	Executive Vice President Marketing and Network Management	1992	April 2, 1998
Jacques Pichot	General Secretary	1998	September 15, 1998
Gilbert Rovetto	Executive Vice President Flight Operations	1993	June 7, 1999

Pursuant to French law and the articles of association of Air France, the Chairman of the board of directors and chief executive officer has the full authority to manage the affairs of Air France and has broad powers to act on behalf of Air France within its corporate purpose and to represent Air France in dealings with third parties, subject only to the powers expressly reserved to the board of directors or the shareholders’ meeting by law, by the articles of association of Air France or by special decision of the board of directors. Pursuant to a decision of the general shareholders’ meeting on September 25, 2002, the board of directors, in a resolution adopted the same day, decided not to dissociate the functions of chairman of the board of directors and chief executive officer.

KLM Board of Management

The following is a list of the members of KLM’s Board of Management as of the date hereof:

Name	Position	First Appointment
Leo M. van Wijk	President & Chief Executive Officer	1991
Peter F. Hartman	Managing Director & Chief Operations Officer	1997
Cees van Wondenbërg	Managing Director & Chief Human Resources Officer	1997
Robert A. Ruijter	Managing Director & Chief Financial Officer	2001

On September 6, 2004, KLM has announced that Mr. Ruijter has decided to leave as Managing Director and Chief Financial Officer of KLM, as of December 1, 2004.

Oversight by the French State

Prior to the privatization on May 6, 2004, Air France was, pursuant to article L. 342-1 of the French Civil Aviation Code, subject to the general oversight of the minister in charge of civil aviation, to the economic and financial oversight of the French State, to the oversight of the Court of Accounts (Cour des comptes) and to parliamentary review. However, French Law no. 2001-5 of January 4, 2001 and Regulation no. 2001-534 of June 21, 2001 revoked the requirements relating to the French State’s controls and authorizations in respect of investments made by Air France, and gave the board of directors the authority to determine the remuneration to be paid to Air France officers and representatives. Article L. 342-1 of the French Civil Aviation Code has been repealed pursuant to the 2003 Air Carrier Law upon the effective transfer of a majority of Air France’s share capital to the private sector. See “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Information about Air France’s Relationship with the French State”.

Compensation of Directors and Officers

Prior to May 6, 2004, while Air France was majority-owned by the French State, directors received no compensation for their services. After the privatization of Air France, members of the board of directors may receive compensation for their attendance at board meetings (jetons de présence). The general shareholders’ meeting held on June 24, 2004 approved the allocation of €12,000 fixed compensation and €12,000 variable compensation based in part on attendance at board and committee meetings to be paid to individual members of the board of directors of Air France-KLM for their attendance at board and committee meetings for the financial year ending March 31, 2005. Members of our board of directors may also be reimbursed for travel expenses or expenses incurred on behalf of Air France-KLM. Members of the audit, strategy and compensation committees of Air France-KLM may receive a special financial compensation for their membership on such committees. For the financial year ending March 31, 2005, €10,000 has been allocated to the chairman of our audit committee, €7,000 for the chairmen of all other committees, €6,000 for each member of our audit committee and €4,000 for each member of all other committees.

The aggregate amount of compensation paid by Air France to the members of the executive committee (14 persons in all), directly or indirectly, for services in all capacities, was approximately €3.6 million for the financial year ended March 31, 2004.

Pursuant to our articles of association, the board of directors has authority to determine the compensation of its chairman as well as that of our chief executive officer. For the financial year ended March 31, 2004, Air France paid to Jean-Cyril Spinetta, the chairman and chief executive officer, compensation of €425,200, including a bonus of €160,000. This amount was based on a formula proposed by the compensation committee and accepted by the board of directors and which provides a base annual salary of €260,000 and an objectives-based bonus of up to 60% of base salary. Half of the bonus is linked to EBITDAR (earnings before interest, taxes, depreciation, amortization and leasing costs) and net income over the previous three financial years and the other half is linked to the achievement of strategic objectives.

As at March 31, 2004, members of the executive committee held collectively 33,579 Air France shares. We do not currently provide our directors, executives or employees with a stock option plan, other than stock options granted to pilots pursuant to a salary/share exchange which occurred concurrently with the initial public offering of Air France in 1999. See below “—Employees—Employee Share Arrangements—Stock Option Plan”.

We have established a retirement plan for 35 of our top executives providing for an annual payment of 35-40% of their average annual remuneration during their last three years of service.

We have not paid and will not pay any additional compensation to the board members resigning as a result of the transfer of a majority of the share capital of Air France to the private sector. We do not provide for benefits to a director upon completion of his or her term of service.

Employees

Overview

The table below sets forth the weighted average number of full-time equivalent employees in each category for Air France as a whole for each of the financial years ended March 31, 2004, 2003 and 2002 and as a percentage of total employees during such periods:

	Employees of Air France
	Year ended March 31,
	2004	2003	2002
On the basis of a weighted average full-time staff count and % of total employees
French ground staff	46,924	47,006	46,356
% of total employees	65.5%	65.7%	66.1%
Foreign ground staff	6,645	6,652	5,988
% of total employees	9.3%	9.3%	8.5%
Total ground staff	53,569	53,658	52,344

% of total employees	74.8%	75.0%	74.7%

Cabin crew	13,044	12,938	12,882
% of total employees	18.2%	18.1%	18.4%
Flight deck crew	5,041	4,929	4,875
% of total employees	7.0%	6.9%	7.0%
Total flight crew	18,085	17,867	17,757

% of total employees	25.2%	25.0%	25.3%
Total	71,654	71,525	70,101

Following the events of September 11, 2001, Air France decided to implement a hiring freeze and not to renew temporary and fixed-term employment contracts. These measures, which affected some 2,000 jobs, enabled Air France to maintain its workforce throughout a period of interrupted growth. The average number of full-time employees nevertheless increased by 2.0% in the financial year ended March 31, 2003 due to changes in the scope of consolidation. Because of the impact of SARS and the Iraq war on air travel, société Air France froze hiring in the first half of the year ended March 31, 2004, this freeze was extended for a further six months and Air France is currently conducting only limited hiring. The average number of full-time employees remained relatively stable over the financial year ended March 31, 2004 with an increase of 0.2%.

Following the combination, our total employees include the employees of KLM. During the financial year ended March 31, 2004, KLM’s workforce consisted of 31,182 full-time equivalents, including 1,333 temporary staff.

Labor Regulations

Air France is subject to a particular statutory regime with respect to the work and employment conditions of its personnel recruited in France. The status of Air France’s personnel is established by the board of directors and is subject to French ministerial approval after review by the relevant labor unions. Collective bargaining agreements can expand on the provisions of Air France’s statutory regime or determine its application, within limits set by such regime. The statutory regime covers such matters as conditions of employment, hiring, promotion, dismissal, remuneration, discipline, transfers, unpaid leave, medical care, union rights and pensions. Matters not addressed by Air France’s statutory regime are governed by general French labor law. In addition to the regime that is common to all Air France employees, additional regulations, specific to three categories of personnel (ground staff, cabin crew and flight deck crew), govern their salaries, working hours and opportunities for advancement.

Employees of société Air France who have fixed-term contracts under French law and employees of Air France’s subsidiaries are not subject to Air France’s statutory regime but are instead subject to general French labor law. On average for the financial year ended March 31, 2004, more than 90% of société Air France’s French personnel were subject to Air France’s statutory regime regulations. Employees outside of France are subject to local labor law.

Air France’s statutory regime continues to apply to employees for a transition period of up to two years after May 6, 2004, the date on which the French State ceased to hold a majority of Air France’s share capital. After the transition period, Air France’s employees will be subject to collective bargaining agreements and general French labor law rather than a particular statutory regime. The principal effects of this change are:

•	at present, Air France employees are entitled to the same unemployment benefits as employees of the private sector, but with benefits paid by Air France and managed by UNEDIC, the French national unemployment insurance system. Following the end of the transition period, Air France will be required to pay unemployment insurance premiums directly to UNEDIC, which will then assume responsibility for making payments to Air France employees who are laid off. This change is expected to result in increased expenses of €149 million per year by Air France once the transition period ends. In addition, in May 2004, Air France began paying an estimated €7 million per year in salary guarantee insurance (AGS), which protects employees in the event of an employer bankruptcy,

•	under Air France’s current statutory regime, employees must give advance notice of work stoppages, while revolving strikes are prohibited. Once the statutory regime ends, procedures for handling collective conflicts will no longer be specified by law and are likely to be negotiated between trade unions and Air France,

•	the law of July 26, 1983 relating to the democratization of the public sector no longer applies to Air France following the privatization. As a result, Air France is no longer legally bound to negotiate the terms of exercise of union rights, although Air France expects that such negotiations will continue to take place, and

•	the 2003 Air Carrier Law provides for the possibility for early retirement by members of the cabin crew. This law is expected to be supplemented by a decree determining the new retirement age.

Air France believes that the statutory regime governing collective labor relations currently in place is largely compatible with the regime under general French law that will apply for the transitional period noted above and does not expect significant difficulties in the transition. Air France has begun discussions with the trade unions regarding the compatibility of the current regime.

In January 2003, Air France signed an agreement with certain ground and cabin crew unions assuring the maintenance of social rights for each employee. Air France intends to establish company collective agreements covering all of its employees, supplemented by three specific company collective agreements covering ground staff, cabin crew and flight deck crew, with the aim of preserving the human resources policies in place under the current statutory regime. The January 2003 agreement foresees a process of consultation with the unions in the event of significant economic difficulties for Air France. Air France has also committed to keep its principal operating activities within the company until July 2005.

Employee Representation and Labor Relations

Board Representation

Employee representation on the board of directors is governed by a provision of the French Civil Aviation Code (Code de l’aviation civile). As of the date of this annual report, our board of directors comprises two employee representatives elected or appointed for a six-year term. These two representatives are appointed among the employee shareholders by the general shareholders’ meeting, including one appointed among the flight deck crew and one appointed among any of the other categories of personnel, provided that each of the flight deck crew and “other” categories holds at least 2% of Air France’s share capital. The two representatives of the employee shareholders were appointed by the general shareholders’ meeting held on September 15, 2004.

Pursuant to French law no. 2004-734 of July 26, 2004, the six employee representatives elected by the employees now sit on the board of directors of Air France.

Workers’ Committees

Since 1985, employee representatives of Air France and its subsidiaries are brought together in a French Group Workers’ Committee. The French Group Workers’ Committee is composed of 30 employee representatives divided into four collective bodies or collèges (three collèges of ground staff and one collège of flight personnel) who are appointed among the employees elected to the various central workers’ or branch workers’ committees of Air France or its subsidiaries.

The most important workers’ committee is the central workers’ committee (Comité central d’entreprise), which Air France is required by law to consult on specified matters of significance. The central workers’ committee is composed of 20 members designated by the 20 branch workers’ committees (Comités d’établissements) and of which three represent flight personnel pursuant to the provisions of the French Civil Aviation Code.

Pursuant to the E.U. directive of September 22, 1994 and the law implementing the directive into French law of November 12, 1996, a European Group Workers’ Committee was created in order to enhance the exchange of information, consultation and labor discussions at a European level. This committee is composed of 30 employee representatives.

Under the terms of the framework agreement, Air France and KLM have agreed to create an ad hoc committee to ensure representation of Air France and KLM employees at the European level. This committee will comprise 14 members, four representatives will be appointed by each of the central workers’ committee of Air France and KLM and three by each of the European Group Workers’ Committee of Air France and KLM.

Employee Policy

For the past several years, Air France’s employee policies have been based primarily on the signing of multi-year agreements, recruitment and training, and a profit-sharing plan covering all employees.

All the significant French labor unions are present within Air France, including professional union organizations for flight personnel.

Employee Representation and Labor Relations

On June 25, 2001, Air France instituted a social charter and code of ethics signed with all European trade unions and the European Trade Union Confederation represented by the European Transport Workers’ Federation. By means of this charter, Air France has pledged to promote and act according to the conventions of the International Labor Organization and its Declaration on Fundamental Principles and Rights at Work, as well as the social charters adopted by the European Community and the Council of Europe. The charter applies to all European employees of Air France, and Air France has made a unilateral pledge to apply the charter to non-European employees. Air France has also pledged to ensure that fundamental social rights and principles are respected by the subcontracting parties with whom it deals worldwide.

An agreement on male-female professional equality was signed on November 29, 2002 with six trade union bodies. This agreement provides for the implementation of actions in four key areas: monitoring of professional equality trends within Air France, improvement of the male-female ratio for certain target jobs, maintenance of a balance between professional and family life, and promotion of equal opportunities for men and women.

The year 2003 was the European Year of People with Disabilities. Air France, during the year ended March 31, 2003, signed a new three-year agreement with trade unions for the social and professional integration of people with disabilities. As of March 31, 2004 1,631 individuals with disabilities worked in the Air France group, representing 5.56% of the total workforce. The agreement provides for the recruitment of a further 65 individuals with disabilities within three years.

Employee Share Arrangements

Offering Reserved to Employees

Pursuant to French law, when the French State sells shares in a company, it must give the employees of that company the opportunity to purchase a portion of those shares at a reduced price. As a result, if the French State sells any of our shares, it will offer to qualifying current and former employees of the Air France group up to 15% of those shares on preferential terms. The French State announced on July 29, 2002 and has committed in the declaration of understanding with the State of the Netherlands as part of the combination that it intends to reduce its shareholding in Air France-KLM to less than 20%, as soon as market conditions permit.

As is customary for companies whose shares are being sold by the French State, we intend to make contributions to employees to permit them to participate in the offering. The precise amount of the expense from these contributions cannot reasonably be estimated at this time since the expense will vary as a function of the number of shares for which each employee subscribes, the total volume of shares subscribed and the offering price. However, the expense will not exceed €17 million. The cost of any other incentives for employees will be borne by the French State and consequently will not be reflected in our financial statements. Employees acquiring Air France-KLM shares in this manner are prohibited by law from reselling the shares for a period of two years or, if they have received a company contribution, for a period of five years.

In connection with Air France’s initial public offering in February 1999, employees acquired 7,446,000 shares from the French State during the first half of 1999, representing 3.8% of Air France’s share capital at the time pursuant to an offering reserved to employees. These shares (Air France-KLM shares after the hive down) are held in employee savings plans on behalf of the employee shareholders and are subject to restrictions on sale. In April 2004, all of these shares (Air France-KLM shares after the hive down) became eligible for sale by the employee shareholders.

Salary/Share Exchange

Pursuant to French Law no. 98-546 of July 2, 1998, the French State was authorized at the time of Air France’s initial public offering in February 1999 to grant a portion of its Air France shares to Air France employees in exchange for voluntary reductions in salary (a salary/share exchange). As part of the 1998 Pilots’ Agreement described below, the Air France pilots agreed to participate in this salary/share exchange. Nearly 80% of pilots agreed to salary reductions that were in part permanent and in part for a period of seven years, and received, in the aggregate, approximately 15,100,000 Air France shares, representing more than 7% of Air France’s share capital at that time. These shares (Air France-KLM shares after the hive down) are held in a company savings plan on behalf of the pilot shareholders subject to restrictions on sale for periods ranging from two to five years. 80% of these shares (Air France-KLM shares after the hive down) became eligible to be sold by their owners between May 2004 and July 2004. The rest were already eligible to be sold.

Pursuant to the 2003 Air Carrier Law and to Decree no. 2003-571 of June 27, 2003, the French State may begin after the privatization to offer to the French law employees of Air France a salary/share exchange. The aggregate number of our shares which may be transferred by the French State pursuant to the salary/share exchange is limited by law to 6% of our outstanding share capital on April 9, 2003, or 13,186,853 Air France-KLM shares. Under an agreement reached on September 18, 2003 between Air France and several of its labor unions, all Air France employees may participate in the salary/share exchange by agreeing to salary reductions for a period of six years.

Because the French State provides all of the Air Fance-KLM shares to be given to employees pursuant to the salary/share exchange but will share the benefits of the salary reductions with our other shareholders, an agreement has been signed in July 2003 between Air France and the French State whereby we will compensate the French State for the cost to it of the salary/share exchange. Under this agreement, we will pay to the French State an amount that will vary depending on the number of Air France-KLM shares transferred by the French State, and the proportion of our total share capital held by the French State, but that will, in any event, not exceed the savings to us resulting from the salary/share exchange.

We will have two years from the date that the French State grants its Air France-KLM shares to the Air France employees in which to make our compensation payment, although interest will accrue after 90 days. The French State and we may decide that the compensation payment be will made either in cash or by the provision by us of the shares to be transferred to employees (in the place of the French State) or by the transfer by us of our shares to the French State.

As of the date hereof, the salary/share exchange agreement is not in effect and, therefore, no shares have been granted to employees.

Stock Option Plan

The combined general meeting of September 28, 1999 authorized the allotment of stock purchase options to pilots who accepted the original salary/share exchange. The board of directors meeting of May 30, 2000 implemented this plan, which has the following characteristics:

•	number of beneficiaries: 2,787 flight deck crew,

•	maximum number of options: 3,516,596,

•	maximum number of shares that may be purchased: 3,516,596,

•	option exercise price: €15.75, and

•	exercise conditions: between May 30, 2005 and May 30, 2007 at a rate of one share per option.

Under this plan, the 10 largest beneficiaries hold a total of 79,465 options (options to acquire Air France-KLM shares after the hive down). No Air France stock options have been granted to Air France management.

Multi-Year Agreements

Three important groups of agreements have provided a framework for Air France’s partnership with its employees: the Pilots’ Agreements, the Ground Staff Agreement and the Cabin Crew Agreement.

The Pilots’ Agreements

On October 29, 1998, Air France and the main labor union representing flight deck crew signed a global multi-year agreement (the 1998 Pilots’ Agreement) following the end of a 10-day pilots’ strike which had begun on June 1, 1998. The agreement was aimed at firmly establishing positive employee relations and convergence with competitors of Air France in terms of flight deck crew costs, in line with Air France’s development and employment objectives.

While some of the terms of the 1998 Pilots’ Agreement, such as the salary/share exchange, extend for seven years or more, the 1998 Pilots’ Agreement itself expired on October 31, 2001. In December, 2001, Air France and the flight deck crew union signed an interim agreement extending the terms of the 1998 Pilots’ Agreement until December 2002, the events of September 11, 2001 having disrupted a scheduled contractual review of the agreement.

In September 2002, Air France pilots conducted a four-day strike during the negotiation of a new agreement. The following month, Air France and representatives of the pilots reached agreement, the terms of which, however, were rejected upon consultation with the pilots. A new agreement, intended to ensure stable employee relations over the next three years, was approved by a majority of pilots in a referendum on June 17, 2003 and was signed on June 18, 2003. That agreement contains provisions regarding:

•	salary increases indexed to the rate of inflation until 2005, inclusive,

•	higher remuneration during continuing qualification training,

•	remuneration according to flight time is eliminated and replaced with remuneration of a per flight basis, and

•	specific conciliation procedures to be followed in the event of disagreement between the pilots and the company.

The Ground Staff Agreement

On July 10, 2002, the Accord Pour Progresser Ensemble (APPE) concerning ground staff was implemented, for a period of three years extending a ground staff agreement entered into in 1999. The APPE emphasizes internal resource value and is structured around a framework of sustainable development, focusing on workplace health and safety issues, integration of disabled employees, professional equality between male and female workers, and youth integration through work-study programs.

The Cabin Crew Agreement

On December 23, 2002, Air France and five of the seven unions representing cabin crew personnel renewed their previous collective bargaining agreement for a period of five years. The new agreement addresses issues such as promotion, career development, remuneration, the creation of a preventive health service, sick leave, work scheduling matters, reclassification of employees no longer serving as cabin crew and dismissal indemnities. The agreement also covers flex-time work arrangement and vacation time. In addition, procedures for mediation in the event of labor conflict and for changes in the event of a crisis are set out in the agreement. In July 2003, the agreement was amended to provide in particular for a merit-based, rather than seniority-based, advancement system for management.

Profit Sharing and Benefits

In September 2002, employee profit-sharing and incentive agreements were signed for a period of three years, renewing agreements originally signed in 1999. These profit-sharing and incentive agreements cover all employees of Air France in France and abroad, including local employees. The level of employee profit-sharing is linked to Air France’s operational and financial performance. The benchmark calculation for financial performance is operating income corrected for aircraft dispositions not corresponding to actual removals from the Air France fleet. This operating income previously had to surpass a minimum threshold of €100 million prior to any employee participation in profits, but this threshold was reduced to zero in September 2003 in order to not penalize employees for challenging conditions in the airline industry that are beyond their control. The Air France group’s overall operational performance is also taken into consideration and is measured according to four criteria: timeliness, productivity, customer satisfaction and workplace safety.

Air France employees have the option of receiving benefits (including, without limitation, Air France-KLM shares) under these plans in cash or may have their benefits invested in one of the following five funds of Air France’s company savings plan (Plan d’Epargne Entreprise):

•	an Air France share fund,

•	an Air France share fund providing matching contributions averaging 50% of employee contributions up to a given limit,

•	a fixed income diversified fund,

•	a mixed fixed income and equity diversified fund, and

•	an equity diversified fund.

Benefit payments in respect of the financial year ended March 31, 2002 totaled €29.4 million. Incentive payments over the same period totaled €4.6 million. Due to the level of Air France’s financial performance, no incentive or profit-sharing payments were made in respect of the financial year ended March 31, 2003. Benefit payments in respect of the financial year ended March 31, 2004 totalled €4.6 million.

Retirement

Ground Staff

In France, social charges and levies are based on the salaries paid and cover social security benefits and pension entitlements. Contributions are made both by the employer and the employee. The Air France group’s employees, in relation to pensions, are covered by the general French social security pension system and supplemental mandatory systems.

Since January 1, 1993, Air France’s ground staff have been covered by supplemental pension plans (ARRCO and AGIRC) which are subject to French general law. Previously, ground staff participated in a pension plan created in 1951 that was exclusive to members of Air France’s ground staff (Caisse de Retraite du Personnel au Sol d’Air France or CRAF). On January 1, 1993, ground staff began participating in the ARRCO and AGIRC pension plans. A system of differentials was then put into place in order to guarantee the vested pension rights (up to December 31, 1992) of those already retired under the CRAF and the validation of pension rights for past services under the CRAF regime for those persons still working. This system of differentials was implemented pursuant to an inter-ministerial order of June 1, 1993. The CRAF pays the differential to the beneficiaries without reduction if the beneficiary elects retirement at age 60. The financing of the differential system, which is expected to end in 2060, is guaranteed by (i) the reserve fund of the CRAF (for 50% of the differential) and (ii) an undertaking by Air France (for 50% of the differential, and 100% once the CRAF no longer has any funds). At March 31, 2004, Air France recorded provisions of €319 million for estimated total CRAF pension commitments of €911 million, with a market value of plan assets of €613 million.

Retirement age is set by French general law and is in no event later than the age of 65.

Flight Personnel

Flight deck crew and cabin crew in France are mandatorily registered with a specific retirement pension fund for civil aviation flight personnel (Caisse de Retraite du Personnel Navigant Professionel de l’Aviation Civile, or CRPNPAC). Retirement age is fixed for the cabin crew at 55 (with the possibility of early retirement at 50 or later retirement at 60) and at 60 for the flight deck crew. All flight personnel are eligible for the retirement pension at the maximum rate once 25 years of contributions to the fund have been made, as long as the sum of the employee’s age and the number of years the employee contributed to the fund is equal to 75 years.

Foreign Pension Schemes

In addition to defined benefit pension schemes for employees in France, Air France grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of Air France are located in the United States, where Air France currently has two overfunded defined benefit pension plans, in the United Kingdom, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund, and in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments. At March 31, 2004, Air France recorded provisions of €317 million for projected benefit obligations of €738 million, with a market value of plan assets of €394 million.

In addition, almost all other foreign representation offices grant termination benefits or lump-sum payments to their employees.

Progressive Early Retirement Plan

A progressive early retirement plan was offered to employees beginning April 1, 2003 to full-time employees over 55 years of age. This plan, which was signed with the French State, provides for up to 1,000 beneficiaries, and is expected to result in the recruitment of 500 replacement employees. Employees accepting the plan reduce their working hours over five years and receive up to 80% of their salary, with half of the initial salary being paid by Air France and the remainder coming from a public fund.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of our Shares

As of the date of this annual report, our share capital was set at €2,289,759,903 divided into 269,383,518 fully paid-up shares at a nominal value of €8.50 each.

The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of Air France-KLM shares and voting rights as of September 15, 2004.

	Number of shares	Percentage of shares	Percentage of voting rights
French State	118,723,224	44.1%	45.3%
Current and former employees	26,979,429	10.0%	10.3%
Public	116,158,558	43.1%	44.4%
Treasury shares	7,599,264	2.8%	0%

Total	269,383,518	100.0%	100.0%

As of September 20, 2004, KLM held 2,275,000 of our public shares. As of September 20, 2004, to the best of our knowledge, there are no other shareholders, other than those listed above, whose beneficial ownership represents 5% or more of our capital or voting rights. In addition, to the best of our knowledge, as of September 20, 2004, the total number of our shares owned in the aggregate by members of the board of directors and executive committee as a group was less than 0.5% of our share capital. Each outstanding Air France-KLM share is entitled to one vote.

Pursuant to an intergovernmental declaration of understanding, the French State has committed to reduce its shareholding in Air France-KLM, in one or more stages, to less than 20%, as soon as market conditions permit. See “Item 4: Information on the Company – History of Air France-KLM – The Combination with KLM and the Exchange Offer for KLM Common Shares – Intergovernmental Declaration of Understanding”.

Shares Held in the United States

To the best of our knowledge, as of June 30, 2004, residents in the United States held 13.6 million of our common shares, representing 5.05% of our share capital.

Significant changes

In connection with the exchange offer for KLM common shares, Air France issued 45,938,857 new shares and 41,762,597 warrants at the end of the initial offering period on May 6, 2004 which lead to the effective privatization of Air France by reducing the stake held by the French State to 44.7%. At the end of the subsequent offering period on May 24, 2004, Air France issued an additional 3,663,772 new shares and 3,330,702 warrants. The following table shows Air France’s share capital prior to and following the issuance of new Air France shares in connection with the exchange offer.

	As at March 31, 2004	As at June 30, 2004
French State	54.0%	44.1%
Current and former employees	12.8%	10.0%
Public	32.1%	43.9%
Treasury shares	1.1%	2.0%

Total	100.0%	100.0%

Related Party Transactions

Information about Air France’s relationship with the French State

Prior to the Effective Transfer of a Majority of Air France’s Share Capital to the Private Sector on May 6, 2004

Air France was a state-owned company since the coming into effect of the French Civil Aviation Code in 1948. In February 1999, the French State and entities controlled by the French State offered approximately 44% of Air France’s share capital for sale by way of a global offering, an offering to the public in France and an offering to qualifying current and former employees of Air France and its affiliates. As of March 31, 2004, the French State held 54.0% of Air France’s shares and 54.6% of the voting rights of Air France. The following is a description of the statutory regime which governed Air France until its effective privatization on May 6, 2004.

On July 29, 2002, the French government announced its intention to transfer a majority of Air France’s share capital to the private sector. In December 2002, the French government introduced a bill related to the aviation industry and in particular to the transfer of a majority of Air France’s share capital to the private sector. This bill was passed into law, the 2003 Air Carrier Law, and was subsequently supplemented by Regulation no. 2003-571 of June 27, 2003. Amendments to Air France’s articles of association were adopted by the shareholders’ general meeting held on July 10, 2003 and will be effective as of the transfer of a majority of Air France’s share capital to the private sector. In addition, in connection with the merger of Air France and KLM the French State has committed in the declaration of understanding with the State of the Netherlands to reduce its shareholding in Air France to less than 20%, in one or more stages, as soon as market conditions permit. Pursuant to this commitment, the French State has submitted amendments to the 2003 Air Carrier Law to the French General Assembly to effect the hive down. These amendments were approved by the French General Assembly and came into force on July 19, 2004.

In compliance with the French Civil Aviation Code and French Law no. 2001-5 of January 4, 2001, the board of directors of Air France consisted, as at March 31, 2004, of 21 members, 11 of whom (including the chairman of the board of directors and chief executive officer) were appointed by the French State by decree. The other directors were elected or appointed to represent the employees, the employee shareholders and the shareholders other than employee shareholders and the French State.

In addition, prior to the privatization on May 6, 2004, Article L. 342-1 of the French Civil Aviation Code provided that Air France was subject to the general authority of the Minister in charge of civil aviation and the economic and financial authority of the French State.

Prior to the privatization, Air France’s air transport operations were subject to the oversight of the Minister of Transportation. As a result, the General Director of Civil Aviation and the Director of Air Transportation sat on the Air France board of directors as Government Commissioner and Deputy Government Commissioner, respectively, but with consultative powers only.

Prior to the privatization, Air France and any affiliate in which Air France directly held a majority interest were also subject to the economic and fiscal oversight of the French State . Pursuant to Decree no. 55-733 of May 26, 1955, as amended, such authority was exercised by an economic and financial review panel whose members are appointed by the French Minister of Economy, Finance and Industry. The review panel was based at the Air France head office. The members of the review panel were invited to attend all meetings of the Air France board of directors and committees, as well as its general shareholders’ meeting.

French Law no. 2001-5 of January 4, 2001 and Decree no. 2001-534 of June 21, 2001 reduced the scope of the French State’s authority over Air France and gave Air France’s management greater autonomy. In addition, the French Civil Aviation Code was amended to eliminate certain prior authorization requirements relating to Air France, particularly in matters relating to its general capital expenditure needs.

Prior to the privatization, Air France was also subject to the authority of the Cour des comptes (the Court of Accounts, an entity that has jurisdiction over the financial affairs of the French public sector and is responsible for auditing the public accounts) and to parliamentary review.

Following the Effective Transfer of a Majority of Air France’s Share Capital to the Private Sector on May 6, 2004

As a consequence of Air France issuing shares to the holders of KLM common shares in the exchange offer, the shareholding of the French State in Air France was automatically diluted to 43.7% beneficial ownership of Air France and 44.1% of the voting rights of Air France. The following is a description of the statutory regime applicable to Air France following its effective privatization on May 6, 2004.

Following the privatization, the oversight of the Minister of Transportation over Air France’s air transport operations and the economic and financial oversight of the French State over Air France and its majority owned affiliates was repealed by the 2003 Air Carrier Law. The Law of July 26, 1983 relating to the democratization of the public sector no longer applies. Air France also ceased to be subject to the authority of the Court of Accounts (Cour des comptes) and to parliamentary review.

Pursuant to Décret-Loi of October 30, 1935, as amended by Law no. 2001-420 of May 15, 2001, the French State is entitled to designate a number of candidates for the board in proportion to its shareholding in Air France (which may not be lower than two members), provided that it holds at least 10% of Air France’s share capital. Board members elected by the employees are not counted for the purpose of determining the proportion of the French State’s representation. Immediately following the exchange offer the French State beneficially owned 43.7% of Air France’s share capital and 44.1% of its voting rights and was therefore entitled to designate eight members to Air France’s board of directors. If the French State further reduces its shareholding in us to 20%, the French State will be entitled to designate one fifth of the members to our board of directors.

The 2003 Air Carrier Law does not permit the French State to hold a golden share in Air France-KLM since such a mechanism would be inconsistent with the June 4, 2002 rulings of the European Court of Justice. As a result, we are solely responsible for ensuring compliance with applicable rules relating to the maintenance of our operating license and the protection of our traffic rights, in accordance with the 2003 Air Carrier Law. In this context, the Air France articles of association were amended, effective as of the transfer of a majority of Air France’s share capital to the private sector, to ensure such compliance and protection.

Relationship with KLM

Air France is party to agreements with KLM related to the governance of Air France-KLM. See “Item 4: Information on the Company – History of Air France-KLM – The Combination with KLM and the Exchange Offer for KLM Common Shares”.

Air France is also party to agreements with KLM in relation to certain commercial issues including agreements relating to cargo capacity, engine, component and aircraft maintenance, code share frequent flyer program, lounge access and special pro-rate agreements.

Air France is party to a number of ordinary course commercial agreements with KLM relating to, among other things, ground engineering assistance and the exterior painting and weighing of aircraft. Such agreements are entered into by both Air France and KLM with airlines throughout the world in the ordinary course of their businesses. Each of these agreements was entered into on an arm’s-length basis in circumstances unrelated to the framework agreement or the exchange offer. None of such agreements is individually, nor are such agreements in the aggregate, material to Air France-KLM.

Relationship with the Dutch State

From 1929 to March 1986, the State of the Netherlands owned a majority of KLM’s outstanding capital stock. In August 1998, the role of the State of the Netherlands as holder of KLM common shares ended with the conversion of its remaining 8,470,723 common shares into cumulative preference shares C, which were subsequently transferred to Stichting Luchtvaartbelangen Nederland, an independent foundation whose purpose is to promote Dutch aviation in general as well as to promote KLM as designated carrier in international aviation.

Prior to the exchange offer, the State of the Netherlands continued to own a majority of KLM’s outstanding priority shares, which gave it rights of governance including the right to approve, among other things, the issuance of shares, the limitation or exclusion of pre-emptive rights, the payment of dividends in shares, the sale or transfer of priority shares, any changes to KLM’s articles of association and our dissolution.

In connection with the interest held by the State of the Netherlands in KLM’s share capital, KLM and the State of the Netherlands entered into an option agreement. Since 1994 the State of the Netherlands has had a right (the Option) to take sufficient €2.00 preference shares B to ensure that the State would be able to obtain an interest of up to 50.1% in KLM’s issued capital. The combination with Air France retained the Option with some amendments. The Option may now be exercised only in the event that any key country served by KLM restricts or terminates, or gives written notice that it will restrict or terminate, KLM’s operation of scheduled air services because of that country’s view that a substantial part of our share capital is not demonstrably Dutch-owned, or KLM is not effectively controlled by Dutch nationals. As amended, the Option has an initial duration of three years, but may be renewed by the State of the Netherlands up to three times for periods of 12 months each. The State of the Netherlands is entitled to renew the amended Option if it deems renewal necessary to avoid traffic rights operated and enjoyed by KLM in certain key countries from being restricted or terminated.

On October 16, 2003, Air France, the State of the Netherlands and KLM entered into the Air France – Dutch State – KL agreement in which the parties agreed on the terms and conditions relating to renewal of the amended Option, procedures on notification and discussion regarding the exercise by the State of the Netherlands of the amended Option, the exercise of voting rights by the State of the Netherlands after the exercise of the amended Option and procedures on the redemption of the shares issued to the State of the Netherlands in the context of the State of the Netherlands exercising the amended Option.

Relationship between Air France-KLM and Air France after the hive down

In connection with the hive down and the creation of the holding company Air France-KLM, it is contemplated that, for an interim period, one or more service agreements will be entered into between Air France-KLM and Air France, pursuant to which Air France, which has received all of the resources of société Air France, will render services to Air France-KLM at its request in order to enable Air France-KLM to operate.

The interim arrangements provide that key senior executives of Air France, such as the chief financial officer and the investor relations officer, will serve in such capacities at Air France-KLM, and that staff seconded from Air France will perform administrative services of Air France-KLM, such as in the functions of accounting, financial and treasury services, internal inspections and controls, legal and administrative services and office property services. Even though each of the services above, considered separately, could be viewed as an agreement entered into in the normal course of business under normal terms and conditions, given the global scope of these services, the Board of Directors has authorized these service agreements.

Other Relationships

Various agencies of the French State are our customers, but we do not view these agencies as a single customer and believe our business with such agencies is conducted under normal commercial terms.

In addition, as part of its normal business, Air France enters into transactions, which we believe to be at arm’s length, with state-owned and governmental entities such as ADP, the French Ministry of Defense and the French Civil Aviation Authority (Direction Générale de l’Aviation Civile, or DGAC).

Air France has various arrangements with ADP, including, but not limited to, land and property rental arrangements and airport and passenger regulated fee arrangements. In addition, ADP collects landing airport taxes on behalf of the French State. Air France incurred total expenses in connection with these arrangements of €414.9 million, €443.7 million and €390.7 million, respectively, for the financial years ended March 31, 2004, 2003 and 2002.

Air France has also entered into arrangements with the French Ministry of Defense to maintain French military aircraft. Net revenues from these arrangements were €204.0 million, €116.6 million and €118.5 million for the financial years ended March 31, 2004, 2003 and 2002, respectively.

As the French civil aviation regulator, the DGAC charges Air France fees for the use of installations and services operated by the French State, including radio communications and meteorological services. Air France incurred total expenses in connection with these installations and services of €88.3 million, €82.6 million and €76.1 million for the financial years ended March 31, 2004, 2003 and 2002, respectively.

Item 8: FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report. Our financial year ends on March 31.

Legal Proceedings

See “Item 4. Information on the Company – Business of Air France” and note 30.3 to the notes to the consolidated financial statements.

Dividend Policy

Dividends of €0.05 (€0.075 including the tax credit), €0.06 (€0.09 including the tax credit), €0.10 (€0.15 including the tax credit); €0.22 (€0.33 including the tax credit) and €0.14 (€0.21 including the tax credit) were paid to stockholders in respect of the financial years ended March 31, 2004, 2003, 2002, 2001 and 2000, respectively. Future payments of dividends, if any, will depend on our operating results and our investment policy at that time.

As described under “Item 10: Taxation – French Tax Considerations – French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs and Air France-KLM Warrants or ADWs – Taxation of Dividends – Avoir Fiscal and Précompte”, a resident of France is in some circumstances entitled to an avoir fiscal, which is a form of tax credit, in respect of a dividend received in cash or in the form of shares.

Significant Change

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2004.

Item 9: THE OFFER AND LISTING

Market Information

General

The table below sets forth, for the periods indicated, the reported high and low sales prices per share for Air France shares on Euronext Paris and for Air France ADSs on the New York Stock Exchange:

	Euronext Paris price per share(1)		NYSE price per ADS(2)
	High	Low	High	Low
	(€)		$( )

Year ended

March 31, 2000	21.52	14.94	—	—
March 31, 2001	27.01	15.31	—	—
March 31, 2002	22.58	8.70	—	—
March 31, 2003	20.77	7.09	—	—
March 31, 2004	17.77	8.17	—	—

Quarter ended

September 30, 2002	17.94	7.23	—	—
December 31, 2002	13.35	7.09	—	—
March 31, 2003	10.70	7.47	—	—
June 30, 2003	12.59	8.17	—	—
September 30, 2003	15.44	11.10	—	—
December 31, 2003	14.17	12.04	—	—
March 31, 2004	17.77	12.18	—	—
June 30, 2004	16.77	12.21	17.80	14.80

Month ended

March 31, 2004	16.77	13.51	—	—
April 30, 2004	15.33	14.10	—	—
May 31, 2004	15.10	12.21	17.80	14.80
June 30, 2004	14.07	12.80	17.03	15.50
July 31, 2004	14.24	12.70	17.23	15.30
August 31, 2004(3)	13.33	11.28	15.74	14.26

Note:

(1)	Air France shares were first listed on Euronext Paris on February 22, 1999.
(2)	American Depositary Receipts representing Air France ADSs were first listed on the New York Stock Exchange on May 6, 2004.
(3)	On September 20, 2004, the closing price of Air France-KLM shares on Euronext Paris was €13.57 and the closing price of Air France-KLM ADSs on the New York Stock Exchange was $16.36.

Markets

Our shares are listed on Euronext Amsterdam and Euronext Paris. American Depositary Shares representing our American Depositary Shares and American Depositary Warrants representing our warrants are listed on the New York Stock Exchange.

Item 10: ADDITIONAL INFORMATION

General

Air France-KLM is a société anonyme, a form of limited liability company, organized and existing under French law, registered under the number 552 043 002 RCS Bobigny and subject to the provisions of the French Civil Aviation Code (Code de l’aviation civile) and to French corporate law to the extent it does not conflict with the French Civil Aviation Code. Our financial year begins on April 1 and ends on March 31 of each calendar year.

Prior to the privatization on May 6, 2004, Air France was subject to French Law no. 83-675 of July 26, 1983 relating to the democratization of the public sector and to other special requirements deriving from its status as a majority state-owned corporation with public interest obligations. See “Item 7: Major Shareholders and Related Party Transaction – Related Party Transactions – Information About Air France’s Relationship with the French State”.

In December 2002, the French government introduced a bill related to the aviation industry and in particular to the transfer of a majority of Air France’s capital to the private sector. This bill became the 2003 Air Carrier Law in April 2003 and was supplemented by Regulation no. 2003-571 of June 27, 2003. The 2003 Air Carrier Law relates to the aviation industry and in particular to the transfer of a majority of Air France’s share capital to the private sector and increased the number of members of the Air France board of directors. Amendments to Air France’s articles of association were adopted by the shareholders’ general meeting held on July 10, 2003 and became effective as of the transfer of the majority of Air France’s share capital to the private sector.

The following paragraphs describe certain provisions of Air France-KLM’s articles of association as adopted on September 15, 2004 and applicable French law. Such information and descriptions do not purport to be complete and are qualified in their entirety by reference to the articles of association of Air France-KLM. At an extraordinary general meeting on April 20, 2004, Air France’s shareholders authorized an increase in Air France’s share capital and an amendment to the articles of association, principally to create a vice chairmanship and a strategic management committee.

Air France-KLM’s Objects and Purposes

Our objects are:

•	The acquisition of direct or indirect shareholdings in the capital of airline companies or of companies holding a majority of the share capital and voting rights of a company with an air transport operating license issued pursuant to Article L. 330-1 of the French civil aviation code.

•	The acquisition of direct or indirect shareholdings and any interest in any French or foreign companies whose activities are related to the air transportation business or in any other business tending to further its development, whether directly or indirectly, either alone or in the context of an association, cooperation, grouping or venture with any other persons or companies, and the carrying out, in any manner whatsoever, of the operations pertaining to its corporate purpose.

•	The management of shares and securities, investment for its won account or for the account of third parties, by any means whatsoever, including by way of acquisition, capital increase, absorption or merger.

•	The management of its own moveable and immoveable property, or of any property, regardless of the composition thereof, belonging to any individual or legal entity.

And, generally, we may engage in any and all such financial, commercial and industrial transactions concerning personal and real property as may be related directly or indirectly, in whole or in part, to the above purpose or to any other similar or related purposes likely to further our expansion or development.

Attendance and Voting at Shareholders’ Meetings

General

Under French law, there are two types of general shareholders’ meetings: ordinary and extraordinary. Ordinary general shareholders’ meetings are called to deal with matters such as the election, replacement and removal of the members of the board of directors, the appointment of statutory and independent auditors, the approval of annual financial statements, the declaration of cash dividends or the authorization to have such dividends paid in shares and the issuance of debt securities.

Extraordinary general shareholders’ meetings must be called to seek approval on matters such as the amendment of our articles of association, a change in our name or corporate purpose, increases or decreases in share capital (including waiver of the shareholders’ preferential subscription rights), an extension of our statutory term, mergers and significant divestitures, the creation of a new class of shares, the authorization of the issuance of investment certificates, securities exchangeable or convertible into equity securities, the transformation of Air France-KLM into another corporate form, and the voluntary liquidation of Air France-KLM before the end of its statutory term.

Our general shareholders’ meetings are held at our registered office or at any other location specified in the Notice of Meeting. The chairman of the board of directors (or, in the chairman’s absence, a director appointed by the chairman specifically for this purpose) chairs the general meetings.

If the board of directors fails to convene any shareholders’ meeting, our statutory auditors or a court-appointed agent may call the meeting. The court may be requested to appoint such agent by (i) one or several shareholders holding, in the aggregate, at least 5% of our share capital, (ii) any interested party or the works council in an emergency or (iii) a duly qualified association of shareholders holding their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights. The notice calling a general meeting must state the agenda for the meeting and, with the exception of the removal and replacement of directors (which may be discussed at any meeting), no action may be taken at any meeting which was not included on the agenda for such meeting.

Annual Meetings

The board of directors is required to hold an annual ordinary general shareholders’ meeting no later than six months following the end of our financial year (currently ending on March 31 of each year) for approval of the annual financial statements, unless such period is extended by an order of the President of the Tribunal de commerce. The board of directors may also convene an ordinary or extraordinary meeting upon proper notice at any time during the year.

Notice of Shareholders’ Meetings

French law requires that a preliminary notice of a general shareholders’ meeting (avis de réunion) be published in the Bulletin des Annonces Légales Obligatoires (BALO) at least 30 days before the date set for the meeting. The preliminary notice must first be sent to the Autorité des Marchés Financiers (AMF) with an indication of the date of its publication in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. Such preliminary notice must include, among other things, the agenda of the meeting, the draft resolutions that are proposed for voting by the shareholders, and information regarding voting by mail. Within 10 days of such publication, one or more shareholders holding a specified percentage of shares determined on the basis of a formula relating to capitalization and representing currently, in the aggregate, 0.5% of our share capital, or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights or our works council may propose additional resolutions on which votes are to be taken at such meeting. At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, a final notice (avis de convocation) must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the date of publication of the notice, and notice of the meeting must also be given by publication in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered, with prior notice to the AMF. Such notice must include, among other things, a description of the type, final agenda, place, date and time of the meeting.

Attendance and Voting Rights

Attendance and exercise of voting rights at both ordinary and extraordinary general shareholders’ meetings are subject to certain conditions. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend, or be represented at, a general meeting or to vote by mail. Pursuant to our articles of association, in order to participate in any general meeting, a holder of registered shares must have such shares registered in his or her name in our register of shareholders or a shareholder account maintained by an accredited financial intermediary (intermédiaire financier habilité) at least five days prior to the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary with whom such holder has deposited its shares, a certificate (certificat d’immobilisation) indicating the number of bearer shares owned by such holder and stating that these shares are not transferable until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Subject to the foregoing, all shareholders who have properly registered their shares have the right to participate in general meetings, either in person or by proxy, and to vote, either in person, by proxy or by mail, according to the number of shares they hold. Proxies may be granted by a shareholder to his or her spouse, to another shareholder or, if the shareholder is a company, to a legal representative (or by such representative to a proxy, who must present a specific power in his or her name) or to us by returning a blank proxy. In the latter case, the chairman of the shareholders’ meeting will exercise the voting rights attached to the shares concerned by the blank proxy in favor of all resolutions proposed and agreed by the board of directors and against all others. Proxy forms will be sent to any shareholder upon request. In order to be counted, proxies must be received at our registered office or at such other address indicated in the notice convening the meeting prior to the date of the relevant general meeting. With respect to voting by mail, we must send our shareholders upon request a form for such vote and the form must be received by us at least three days prior to the date of the relevant general meeting. Pursuant to French corporate law, shares held by entities controlled, directly or indirectly, by us are not entitled to voting rights and do not count for quorum or majority purposes.

Quorum and Majority

Under French law and our articles of association, the presence in person (or voting by mail, proxy, video conference or by any other means of telecommunication where the nature and conditions of use comply with regulatory provisions) of shareholders having not less than 25% (in the case of any ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premium) or 33.33% (in the case of any other extraordinary general meeting) of the shares entitled to vote is necessary for a quorum. If no quorum is present at a meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. When an extraordinary general meeting is reconvened, the presence in person or by proxy (including those voting at a distance) of shareholders having not less than 25% of the shares entitled to vote is required for a quorum (except when an increase in our share capital is proposed through incorporation of reserves, profits or share premium, in which case the quorum requirements are those applicable to ordinary general meetings). If such a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months, but no deliberation may take place without such a quorum.

At an ordinary general meeting (or an extraordinary general meeting to vote upon any capital increase by incorporation of reserves, profits or share premium), a simple majority of votes cast by the shareholders present or represented at such meeting is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of votes cast is required to pass a resolution. A unanimous vote, however, is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy, or voting at a distance, is counted as a vote against the resolutions submitted to a vote.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents, including our annual report and a summary of the results of the five previous financial years, to any shareholder who so requests. French corporate law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized or granted by us.

Company Results

The board of directors is required to maintain proper accounts of all transactions conducted by us and shall draw up annual financial statements, consolidated financial statements, as well as half-year consolidated financial statements and shall provide certain financial information at the end of each financial quarter in compliance with the law, regulations and standards in force.

Dividend and Liquidation Rights

Net profit in each financial year (after deduction for depreciation and reserves) as increased or reduced, as the case may be, by our profit or loss carried forward from prior years, less any contributions to legal reserves, constitutes the distributable profits (bénéfice distribuable) available for distribution to our shareholders as dividends, subject to requirements of French law and with Title VII and other applicable provisions of our articles of association.

Legal Reserve

Under French law, each société anonyme (our corporate form), is required to allocate 5% of its unconsolidated statutory net profits (after reduction for any losses carried forward from previous years) in each financial year to a legal reserve fund until the amount in such reserve fund is equal to 10% of the aggregate nominal value of the share capital. This restriction of payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. The legal reserve is distributable only upon our liquidation. As of the date hereof, we have not yet fully funded our legal reserve.

Approval of Dividends

After approving the accounts and formally noting the existence of a profit available for distribution, the general shareholders’ meeting may resolve to allocate such profit to one or more reserve funds, the assignment and use of controls to carry over this profit to future years, or to distribute it. Any surplus distributed shall be shared among the shareholders in proportion to their equity rights in Air France-KLM. General shareholders’ meetings are empowered to grant any shareholder, all or part of the dividend paid out, and for interim dividends, a choice between payment of such final or interim dividend in cash or in shares. No distribution may be made to shareholders if the shareholders’ equity would become, as a result of the distribution, less than the amount of the share capital increased by the reserves, the distribution of which is prohibited by law or our articles of association. The methods of payment of dividends are determined by the general shareholders’ meeting or by the board of directors, in the absence of a decision by the shareholders. According to our articles of association, the general shareholders’ meetings are empowered to give each shareholder the option of receiving all or part of its annual or interim dividend payments in either cash or shares.

If we have earned a distributable profit since the end of the preceding financial year (as shown on an interim balance sheet certified by our statutory auditors), the board of directors has the authority, subject to French law and regulations, prior to the approval of the annual financial statements by the shareholders, to distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement.

Distribution of Dividends

Subject to the statement above regarding interim dividends, the payment of dividends is fixed at the ordinary general meeting of shareholders at which the annual accounts are approved, upon the recommendation of the board of directors. Under French law, dividends are distributed to shareholders pro rata to their respective holdings of shares. Dividends are payable to holders of shares outstanding on the actual dividend payment dates as determined at the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the actual dividend payment date, as determined by the meeting of the board of directors approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the board of directors in the absence of such decision by the shareholders. Annual dividend payments must be made within nine months of the end of our financial year, unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

Our board of directors may, at any time and for any reason, propose to an extraordinary general meeting of shareholders the early dissolution of Air France-KLM, and we may be placed in liquidation in compliance with the relevant provisions of the French Commercial Code. If we are liquidated, those of our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of the shares, and the surplus, if any, will be distributed among the shareholders in proportion to the nominal value of their shareholdings.

Changes in Share Capital

Article 7 of our articles of association provides that our share capital may be increased, reduced or redeemed subject to the conditions established by law. Our articles of association do not impose any additional conditions.

Increases in Share Capital

Increases in our share capital may be effected by either the issuance of additional securities that give access, immediately or in the future, to a portion of the share capital, the increase of the nominal value of existing shares or the issuance of investment certificates or a new class of shares. Additional shares, investment certificates or a new class of shares may be issued for cash or for assets contributed in kind, upon the conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into Air France-KLM shares previously issued by us, by capitalization of reserves, profits or issuance premiums upon the exercise of stock options, share warrants or other similar securities comprising the right to subscribe for or acquire equity securities, or, subject to certain conditions, in satisfaction of our indebtedness or any combination thereof. As any increase in share capital requires modification of our articles of association, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting, upon the recommendation of the board of directors.

A capital increase through incorporation of reserves, profits or issuance premiums may be decided at an extraordinary general meeting by the shareholders, acting under the quorum and majority requirements of ordinary general meetings. See “—Attendance and Voting at Shareholders’ Meetings”. Share dividends may be distributed, as described under “—Dividend and Liquidation Rights”. French law permits different classes of shares to have different liquidation, voting and dividend rights.

The shareholders may delegate the right to carry out any capital increase (other than by way of an in-kind contribution) to the board of directors, provided that this increase has been previously authorized by the shareholders. The board of directors may further sub-delegate this right to our general manager. Each time the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must also determine whether or not to proceed with a capital increase reserved for our employees and our subsidiaries or whether to delegate to the board of directors the right to carry out such reserved capital increase.

Paying-up of Shares

Cash shares issued to increase our share capital must be paid-up, at the time of their subscription, in an amount at least equal to one quarter of their nominal value and in the full amount of their premium, if a premium is due. The difference will be called up, on one or more occasions, by a resolution of the board of directors, which will determine the amount to be called up and the venue and date of the payments to be made. Shareholders will be notified of the capital call one month before the date set for each payment by means of an announcement placed in a publication authorized to carry legal notices and with a circulation including the location of our registered office, or by individually addressed registered letter. Any delay in payment of the amounts due will automatically lead, without requirement of formal notice, to the accrual of interest at the statutory rate plus 2% per annum, calculated daily with effect from the due date, without prejudice to personal actions at law which we may bring against the defaulting shareholder and to the enforcement measures available by law. Any shares on which payment due has not been made at the time of their subscription may be considered null and void eight days following the dispatch of notice by registered letter, where such notice has not elicited a satisfactory response.

Decreases in Share Capital

An extraordinary general shareholders’ meeting is also empowered to authorize and implement a decrease in share capital, which may be effected either by decreasing the nominal value of the existing shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation by us of our own shares. In accordance with French company law, all holders of shares in each class of shares must be treated equally with respect to a share capital reduction, unless the consent of the affected shareholders is obtained. If the reduction is not attributable to losses incurred by us or part of a program to purchase our own shares, each shareholder will be offered the opportunity to participate in such capital reduction, unless each affected shareholder agrees otherwise.

Preemptive Subscription Rights

Under French law, holders of shares have preferential, pro rata subscription rights when we issue, for cash, additional shares or other securities (i) that can be exchanged, converted or redeemed for shares or (ii) to which there are warrants attached to subscribe for or acquire new shares. Any shareholder may waive its preferential rights in respect of any particular offering. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may also decide to waive the preferential rights of all shareholders with respect to any particular offering. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering and may be quoted on Euronext Paris. In the event that the preferential rights of shareholders are withdrawn, the shareholders’ meeting has the power to grant, or to authorize the board of directors to grant, existing shareholders a non-transferable priority right to subscribe for or acquire new shares issued during a limited period.

Trading by Air France in its Own Shares

Under French law, we may not subscribe for our own shares, but may, either directly or through a financial intermediary acting on its behalf, purchase our own shares (i) to reduce our share capital by canceling such acquired shares under certain circumstances, with shareholder approval at an extraordinary general meeting, (ii) to obtain shares for distribution to employees under a profit-sharing plan or stock option plan and (iii) subject to the filing of a note d’information that has received the visa of the AMF and after obtaining approval from the shareholders at an ordinary general meeting, to acquire up to 10% of our share capital in connection with a corporate share repurchase program for a maximum period of 18 months. In the latter case, we may decide (i) to keep the shares acquired, (ii) to sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the approval of the shareholders at an extraordinary meeting, to cancel them, subject to a maximum amount of canceled shares equal to 10% of the outstanding share capital over any 24-month period. In addition, all repurchases are subject to certain limitations, including as to timing, price and quantity, so as not to disrupt the normal trading of the shares.

Under French law, a company may not, directly or through an intermediary acting on his behalf, own more than 10% of its total capital or more than 10% of any class of its outstanding share capital. The shares repurchased by us must be held in registered form and be fully paid up. Such shares are deemed to be outstanding under French law, but are not entitled to dividends (these are carried forward to the next financial year as distributable profits) or voting rights and we may not itself exercise preferential subscription rights attached to them. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares; in the absence of such a decision, the rights attached to shares held by us must be either sold on Euronext Paris before the end of the subscription period or distributed to the other shareholders on a pro rata basis. A direct subsidiary of a company is generally prohibited by French law from holding shares and, in the event it becomes a holder of shares, such subsidiary must transfer the shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary of a company may only acquire shares if such subsidiary demonstrates a business purpose for holding the shares, but in no event will it be entitled to vote such shares.

Form and Holding of Shares

Form of Shares

Until they are fully paid up, all shares will be registered in the name of the holder. Our articles of association provide that fully paid-up shares may be held in either registered or bearer form, at the option of the shareholder, subject to certain provisions. Where the threshold of 2% of the voting rights or share capital is reached, shares must be registered in the names of the holders. Pursuant to the 2003 Air Carrier law and the Decree of June 27, 2003, Air France’s articles of association were amended at a general meeting of the shareholders of Air France on July 10, 2003 to allow for measures to protect the nationality of Air France, as required under rules governing the granting of aircraft operating licenses and traffic rights. The corresponding amendments became effective as of the privatization of Air France on May 6, 2004. Pursuant to these amendments, the shares must be held in registered form in the following situations:

•	Holding 2% or more of Air France-KLM’s shares or voting rights. A shareholder, acting alone or in concert with others, who holds 2% or more of our shares or voting rights, must request from its financial intermediary (within five trading days of crossing the 2% threshold) that its shares be recorded in registered form, and provide us (within 15 calendar days) with a copy of such request. This request must contain the concerned shareholder’s name and address, the number and purchase date of the shares held or, if it is a legal entity, its legal name, registered office and the identity and nationality of its controlling persons. Non-French individuals or legal entities must also disclose the identity of any accredited financial intermediary that holds their shares on their behalf.

•	Holding more than 10,000 shares. Our board of directors may at any time decide to lower the above threshold from a holding of 2% of the shares to a holding of 10,000 shares. Further, the board of directors is compelled to lower the 2% threshold to a threshold of 10,000 shares in the event 40% or more of our share capital or voting rights are held by non-French persons (as defined below). The board will publish any such decision in the BALO and in at least one French language and one English language financial newspaper.

•	Shares exclusively held in registered form. Our board of directors may also, at any time, upon reviewing available information, resolve that all shares be recorded exclusively in registered form. The board must make this determination if 45% or more of our share capital or voting rights are held, directly or indirectly, by non-French persons (as defined below). The board’s decision to impose a requirement that our shares be in registered form (or any subsequent decision to the contrary) must be published in the same manner as described in the preceding paragraph. Holders of bearer shares must require that their shares be recorded in registered form within 15 days of the board’s decision.

For the purposes of the articles of association, French persons are defined as individuals having French nationality, or legal persons or other entities or groups that are majority held or effectively controlled by French individuals or interests.

We may use the procedure of titres au porteur identifiables (TPI) to obtain, at its own expense from Euroclear France, information regarding each of its shareholders, including their name, nationality, address and the number of shares held in bearer form. If, upon reviewing the requested information, we believe that our shares are held for the account of other persons, we may request similar information regarding these other persons either from Euroclear France or directly from each concerned financial intermediary. No information may be requested by or communicated to third parties under the TPI procedure.

Holding of Shares

In accordance with French law concerning the “dematerialization” of securities, the ownership rights of holders of shares are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us ourselves or by a representative nominated by us, while shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder’s behalf.

We maintain a share account with Euroclear France in respect of all shares held in registered form. This account is administered by Société Générale. We also maintain accounts in the name of each shareholder either directly or, at the shareholder’s request, through such shareholder’s accredited intermediary in separate accounts. Each account shows the name of the shareholder, the number of shares held, and the fact that such shares are registered through an accredited financial intermediary, if such is the case. Société Générale issues a confirmation to each person in whose name the shares are registered, in relation to their respective account. These confirmations do not constitute documents of title.

Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and credited to an account maintained by such intermediary with Euroclear France. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates in respect thereof. Transfers of shares held in bearer form may only be effected through accredited financial intermediaries and Euroclear France. As noted above, our articles of association allow us to request from Euroclear France, at any time, details concerning the identity of holders of shares in bearer form.

Non-French Residents

Pursuant to our articles of association, any shareholder (i) that does not have its domicile or registered office (as defined in article 102 of the French Civil Code) in France and (ii) that is required to have its shares recorded in registered form under the procedure referred to above, must register a domicile (faire élection de domicile) with an accredited financial intermediary in France and must inform us without delay by registered or certified mail with return receipt requested. If a shareholder fails to do so satisfactorily, the concerned shares will be deprived of voting rights in any general shareholders’ meeting, and the payment of the corresponding dividends will be deferred until these requirements are fully complied with.

Transfer of Shares

Registered shares must be converted into bearer form before being traded on Euronext Paris and, accordingly, must be credited to an account maintained by an accredited financial intermediary. Dealings in shares are initiated by the owner, who gives instructions (through an agent, if appropriate) to the relevant accredited financial intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded (impôt sur les opérations de bourse) is payable, at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. Transactions between non-French residents are not subject to the payment of such tax. In addition, a fee or commission is payable to the French broker, accredited financial intermediary or other agent involved in the transaction (whether within or outside France).

A 1% registration duty (subject to a maximum duty of €3,049 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Pursuant to our articles of association, any transfer of shares may be subject to the prior approval of our board of directors if:

•	upon reviewing available information, the board of directors determines that more than 45% of our share capital or voting rights are held, directly or indirectly, by non-French nationals, and

•	the proposed transfer would prompt the acquiror’s obligation to file a statement in respect of the 0.5% threshold referred to below (or any multiple thereof).

Compulsory Transfer of Shares

Pursuant to our articles of association, we are authorized to require that certain shareholders transfer all or part of their shares if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French nationals. French nationals, for purposes of our articles of association, are individuals with French nationality and legal entities or other entities and groups whose equity is not majority-held by, or effectively controlled by, non-French individuals or interests. The compulsory transfer procedure is intended to safeguard our rights to operate passenger air travel services on international routes, which depend, in many instances, on it being substantially- or majority-owned and effectively controlled by French nationals or, in some cases, nationals of an E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport). See “Item 4: Information on the Company—Regulation of Air France — The International Regulatory Framework — The Chicago Convention” and “Item 4: Information on the Company— European Regulation — Liberalization”.

We will publish an announcement in the Bulletin des Annonces Légales Obligatoires (BALO) and a press release in the form of a financial notice in a newspaper of national circulation in France and in an English-language financial publication when the percentage of share capital or voting rights held, directly or indirectly, by shareholders other than French nationals reaches 45% or falls below this level.

Under this compulsory transfer procedure, we will issue a formal request (mise en demeure) as a matter of priority to shareholders who are not nationals of a E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport) requiring them to transfer all or a portion of their shares. The formal request will apply to shares based on the order they were registered in our share register, beginning with the most recently registered shares.

Following the issuance of a formal request to nationals other than nationals of an E.U. member state or a state that is party to the EEA (or nationals of other states party to any other agreement whose scope is equivalent in terms of air transport), if our share capital or voting rights remain at least 45% held, directly or indirectly, by non-French nationals, we may issue a formal request to its shareholders who are nationals of an E.U. member state or a state that is party to the EAA. This formal request will also apply to shares based on the order they were registered, beginning with the most recently registered shares.

In the event that more than one shareholder holds shares registered at the same date in our records exceeding the balance of the shares to which the same formal demand procedure applies, the balance will be split between those shareholders in proportion to the shares concerned.

The formal request for compulsory transfer of stock may be implemented in one or more phases for so long as, in the light of the information available to us and the transfers already effected, the portion of the share capital or voting rights held, directly or indirectly, by shareholders other than French nationals continues to equal at least 45%.

A formal request will be deemed to have been duly issued when it is in the form of a letter sent registered or certified mail, return receipt requested, or by any equivalent means, to the holder appearing in our register, including cases where the shares are registered in the name of an intermediary on behalf of the owner of the shares, and to the address appearing in this register or, where applicable, to the address where domicile has been elected.

The formal request will indicate the number of shares that the shareholder is required to transfer within two months from the date of the formal request. Shareholders receiving a formal request must inform us without delay of the execution of the transfers required of them.

If at the end of the two-month period following our formal request the concerned shareholder has taken no action, our chairman may seek a writ of summons appointing a financial institution to sell the concerned shares on Euronext Paris. From the date of this appointment, the concerned shares will be deprived of voting rights and will only be authorized for sale under the procedure laid out in the 2003 Air Carrier Law and our articles of association.

At the end of an additional two-month period, any unsold shares may be repurchased by us or, if we fail to do so, will regain their voting rights. The net proceeds of any sale of the concerned shares under this procedure will be paid to the holder whose shares are subject to the compulsory transfer procedure.

For a description of the restriction applicable to holders of ADSs, see “—American Depositary Shares — Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France- KLM Shares”. We intend to treat all of the shares underlying ADSs as shares held by nationals other than nationals of an E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport), unless it has received satisfactory evidence as to why they should not be so treated.

Requirements Applicable to Shareholdings Exceeding Certain Percentages

Pursuant to Article L.233-7 of the French Commercial Code (Code de commerce), any individual or entity, acting alone or in concert with others, that becomes the owner directly or indirectly, of more than 5%, 10%, 20%, 33.3%, 50% or 66.6% of the outstanding shares or voting rights of Air France-KLM must notify us within five trading days of crossing any such threshold of the number of shares and warrants it holds or is entitled to hold and of the number of voting rights attached thereto. Such individual or entity must also notify the AMF within five trading days. The AMF makes such report available to the public. In addition, if such thresholds are reached due to a reduction in the holding, notification according to the conditions above must be given to us and the AMF, respectively.

In addition to the provisions of the French Commercial Code, our articles of association provide that any individual or legal entity, acting alone or in concert with others, which holds directly or indirectly at least 0.5% of the share capital or voting rights of Air France-KLM or a multiple thereof up to a maximum of 50%, must notify us within 15 calendar days by certified mail with return receipt. Additionally, if such a threshold is reached due to a reduction in the holding, notification according to the conditions above must be given to us. Failure to adhere to these notification requirements will lead to disqualification of the stock for voting under Article L.223-14 of the French Commercial Code at the request of one or more shareholders holding together at least 0.5% of our share capital.

In addition, any person acquiring more than 10% or 20% of our outstanding shares or voting rights must file a report within 10 trading days with us and the AMF, which makes such report available to the public by means of a notice. This report must state whether the acquiror is acting alone or in concert with others and indicate its intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire the control of us or to seek nomination (for itself or for others) to our board of directors. The acquiror must also publish a press release stating its intentions in a financial newspaper nationally circulated in France. The acquiror may modify its initial intentions in a new statement, provided that this is done on the basis of significant changes in its own situation or those of its shareholders. Upon any change in intention, it must file a new report. These requirements also apply to accredited intermediaries that hold shares on behalf of shareholders who are non-French persons. Under the regulations of the AMF, and subject to limited exemptions, any person, or persons acting in concert, who comes to own more than 33.3% of our share capital or voting rights must initiate a public tender offer for the remainder of our share capital.

In order to permit holders of shares or intermediaries to give notice as required by law, we are obligated to publish in the BALO, no later than 15 calendar days after our annual ordinary general meeting of shareholders, information with respect to the total number of votes outstanding as of the date of such meeting. In addition, if we are aware of a change of at least 5% in the number of available votes in the period between two annual ordinary general meetings, it is required to publish in the BALO, within 15 calendar days of such change, the number of votes then available and provide the AMF with written notice thereof.

If any shareholder fails to comply with the above-mentioned notification requirements, the shares in excess of the relevant threshold will be automatically deprived of voting rights until the end of a two-year period following the date of compliance by the owner with the notification requirements. Furthermore, any shareholder who fails to comply with the above-mentioned requirements may have all or part of its voting rights (and not only those attached to the shares in excess of the relevant threshold) suspended for up to five years by court order at the request of our chairman or any shareholder or the AMF, and, in some cases, may be subject to criminal penalties.

Ownership of Shares by Non-French Residents

Under French law, there is no specific limitation on the right of non-French residents or non-French companies to own or, where applicable, vote securities of a French company. A non-resident of France, a non-French company or any group of non-French residents or non-French companies acting in concert or any foreign controlled resident must file a déclaration administrative, or administrative notice, with French authorities if such acquisition would result in (i) the acquisition of more than 33.33% of our share capital or voting rights or (ii) the increase above 33.33% of our share capital or of the voting rights, unless such non-French resident, group of non-French residents or non-French company or group of non-French companies already controls more than half of our share capital or voting rights prior to such increase. Under existing administrative rulings, ownership by a French corporation, in which 33.33% or more of the share capital or voting rights is held by a foreign national, of 33.33% or more of a French company’s share capital or voting rights gives rise to an obligation to file a déclaration administrative with the French authorities.

However, because of the regulatory regime applicable to airline carriers, shareholders who are not French citizens could, under certain circumstances, be required to sell all or a portion of their shares if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French persons. See “—Compulsory Transfer of Shares”.

In accordance with its articles of association, we will inform shareholders and the general public, through an announcement published in the BALO and a press release in the form of a financial notice published in a journal with national coverage in France and in an English-language financial publication, when 45% of the share capital or voting rights is held, directly or indirectly, by shareholders other than French nationals, and when the share in the equity or voting rights held by such shareholders falls below this level. The term French national(s) refers to private individuals and legal entities or other entities and groups whose equity is not held in the majority or effectively controlled by foreign private individuals or interests. The notice must specify the share of equity or voting rights thus held, directly or indirectly, by shareholders other than French nationals and will indicate whether we are envisaging the use of the formal demand procedure provided for in Article L.360-2 of the Code of Civil Aviation. See “—Compulsory Transfer of Shares”.

Warrants

Exercise Price and Rights Attached to Air France-KLM Warrants

Three Air France-KLM warrants entitle their holder to subscribe for or acquire, subject to adjustment upon the occurrence of certain events described below, two new or existing Air France-KLM shares at an exercise price of €20 per Air France-KLM share. Holders of Air France-KLM warrants may elect to receive delivery of Air France-KLM shares or Air France-KLM share represented by ADSs upon exercise of Air France-KLM warrants.

Exercise Period and Expiration of Air France-KLM Warrants

The Air France-KLM warrants have a maturity of three and a half years from May 6, 2004 and can be exercised starting November 6, 2005, subject to the restrictions on exercisability set forth below under “—Restrictions on Exercisability”. Air France-KLM warrants not exercised during the exercise period will become automatically void at the end of the exercise period.

Restrictions on Exercisability

We are entitled to suspend the right to exercise Air France-KLM warrants for a period not exceeding three months, in the event of:

•	an increase in our share capital,

•	the issuance of securities convertible or exchangeable into, or otherwise giving access to, our equity capital, or

•	a merger (fusion) or split (scission) or any other financial operations that include a preferential subscription right or reserve a priority subscription period for the benefit of our existing shareholders.

In such event, notice of the suspension will be published in:

•	the BALO,

•	a financial newspaper having general circulation in France,

•	a Dutch national newspaper,

•	the Daily Official List of Euronext Amsterdam,

•	the Wall Street Journal,

•	the Financial Times, and

•	a Euronext notice.

The notice of suspension will be published not less than 15 days prior to the commencement of the suspension and will mention both the date on which the suspension comes into force and the date on which the suspension will end.

Exercise Procedure

Subject to adjustment as described below, Air France-KLM warrants may be exercised by deposit of an exercise notice with the authorized financial intermediary together with payment of the exercise price. Warrants will only be accepted for exercise in multiples of three.

There can be no assurance that Air France-KLM shares delivered upon the exercise of Air France-KLM warrants will be transferred to the person exercising such Air France-KLM warrants within three business days of exercise.

Upon exercise of an Air France-KLM warrant, we may deliver, at our option, newly issued Air France-KLM shares, existing Air France-KLM shares or a combination of newly issued and existing Air France-KLM shares.

The Air France-KLM shares issued upon the exercise of Air France-KLM warrants will be either in bearer book entry form or registered form, at the option of the holder of the warrant.

We will periodically make application to list newly issued shares delivered upon exercise of Air France-KLM warrants on Euronext Paris and Euronext Amsterdam. Air France-KLM shares issued upon the exercise of Air France-KLM warrants will be listed on Euronext Paris and Euronext Amsterdam on the same line as the existing shares if they carry full dividend rights from the same date as existing shares. If not, the shares issued upon the exercise of the Air France-KLM warrants will initially be listed on a separate line. See “— Dividends — Entitlements to Dividends on Exercise”.

The existing Air France-KLM shares delivered upon exercise of the Air France-KLM warrants will be immediately tradeable.

Fractions Arising on Exercise

If, as a result of an adjustment to entitlement as discussed above, the entitlement of a holder of warrants to Air France-KLM shares on exercise includes a fraction of an Air France-KLM share, the fraction will not be issued but the holder will be entitled, at his option, to receive in respect of the fraction either:

•	payment by us of an amount in euro equal to the appropriate fraction of the market price for one share based on the opening share price (premier cours coté) on Euronext Paris on the trading day immediately preceding the date on which the Air France-KLM warrant was exercised, or on the last stock exchange trading day preceding the date of exercise of the Air France-KLM warrant during which the Air France-KLM share price was quoted; or

•	one additional Air France-KLM share, subject to the holder having paid to us an amount in euro equal to the market price for one Air France-KLM share as described in the preceding bullet point, less the value of the fraction of the share determined in accordance with the preceding bullet point.

Entitlements to Dividends on Exercise

The new Air France-KLM shares delivered upon exercise of Air France-KLM warrants will be subject to all provisions of our articles of association and will carry full rights as of the first day of the financial year in which exercise takes place. Such shares will give holders the right in respect of that financial year and the following financial years to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully fungible with such shares from the date of payment of the dividend relating to the preceding financial year, or if none were distributed, following the annual general meeting called to approve the accounts of that financial year.

Existing Air France-KLM shares subscribed for or acquired through the exercise of the Air France-KLM warrants shall be existing ordinary shares carrying for their holders, from the date of delivery, all the rights attached thereto, and it is understood that, in the event that a detachment of dividend right occurs between the exercise date of an Air France-KLM warrant and the delivery date of the Air France-KLM shares, the holders of Air France-KLM warrants shall not be entitled to such dividend nor to any compensation thereof.

Protection of Warrantholders’ Rights: Adjustments

In the event that, at any time or from time to time while any Air France-KLM warrants are outstanding, we:

•	issue securities providing preferential subscription rights,

•	(a) increase our corporate capital by the incorporation of reserves, profits or share premia and a free distribution of shares, (b) subdivide or consolidate Air France-KLM shares,

•	capitalize reserves, earnings or share premia by an increase of the nominal value of the Air France-KLM shares,

•	distribute reserves or premia in cash or in portfolio securities,

•	carry out a merger, takeover or demerger,

•	repurchase our own shares at a price higher than the market price,

•	distribute to shareholders any bonus financial instruments other than shares in Air France-KLM, or

•	distribute an exceptional dividend,

then the number of Air France-KLM shares to be issued or delivered upon the exercise of an Air France-KLM warrant will be adjusted so as to entitle its holder to subscribe for or acquire the number of Air France-KLM shares having the same aggregate value immediately following such event as the number of Air France-KLM shares that could have been subscribed or purchased upon exercise of the warrant immediately prior to such event.

In the event that we carry out transactions in respect of which an adjustment under one of the bullet points above has not been carried out and where later French law or regulations would require an adjustment, we will carry out such an adjustment in accordance with the applicable laws and regulations and relevant French market practices in effect in France at such time.

In the event of:

•	a merger between Air France-KLM and another company as a result of which the other company is the surviving entity (absorption),

•	a merger of Air France-KLM with one or more other companies to form a new company (fusion), or

•	a demerger of Air France-KLM into one or more companies (scission),

the Air France-KLM warrants will give the right, upon exercise, to subscribe for or acquire shares of the surviving or new companies or beneficiary companies of a demerger. In that instance, the number of shares to be issued upon exercise of the Air France-KLM warrants will be determined on the basis of the number of Air France-KLM shares that would have been issued upon the exercise of Air France-KLM warrants prior to such event and the ratio of exchange of the shares of Air France-KLM with respect to shares of the surviving or new company or beneficiary companies of the demerger, as the case may be.

Form and Transfer of Air France-KLM Warrants

Air France-KLM warrants will be delivered only in bearer form and will be held on behalf of their holders by an authorized financial intermediary selected by each holder. In accordance with the provisions of Article L.211-4 of the French Monetary and Financial Code (Code monétaire et financier), the rights of a holder of warrants will be evidenced by an inscription in his or her name in an account maintained by an authorized financial intermediary (inscription en compte). Each authorized financial intermediary will maintain a record of Air France-KLM warrants held through it and will issue confirmations in respect of such warrants. A holder of warrants will be able to transfer Air France-KLM warrants by giving instructions to his authorized financial intermediary.

The Air France-KLM shares (including Air France-KLM shares represented by Air France-KLM ADSs) and the Air France-KLM warrants (including Air France-KLM warrants represented by Air France-KLM ADWs) are separately transferable.

Under certain circumstances, we may request the identification of a holder of Air France-KLM warrants. See “—Capital Structure of Air France-KLM —Share Capital”.

Notices to Warrantholders

In the event that we issue securities with preferential subscription rights or a priority subscription period, we will provide notice of that transaction to the holders of Air France-KLM warrants prior to the commencement of such issue by publication in the BALO, a financial newspaper having general circulation in France, a Dutch national newspaper, the Daily Official List of Euronext Amsterdam, the Wall Street Journal and the Financial Times and by means of a Euronext notice.

Where any operation results in an adjustment to the rights of holders of Air France-KLM warrants, the holders will be notified of such event by a notice published in the BALO, a financial newspaper having general circulation in France, a Dutch national newspaper, the Daily Official List of Euronext Amsterdam, the Wall Street Journal, the Financial Times and by means of a Euronext notice.

Undertakings of Air France-KLM

We will undertake that, so long as any warrants remain outstanding, we will not:

•	redeem or reduce its capital by repayment (except in accordance with French law to take account of losses sustained),

•	modify the allocation of its profits or the distribution of its earnings, or

•	distribute reserves,

unless in any such case we take whatever action as is necessary to protect the rights of the holders of Air France-KLM warrants.

Listing of the Warrants

The Air France-KLM warrants are listed on Euronext Paris under the symbol “AIRF.PA” and on Euronext Amsterdam under the symbol “AIRF.PA” and the ADWs are listed under the symbol “AKH WS” on the NYSE.

Option to Repurchase the Warrants

We reserve the right at any time to repurchase the warrants or ADWs representing the warrants, through stock market or off-market purchases or by public tender, buyback or exchange offers, to the extent permitted by applicable law. Such repurchases by us shall have no impact on the exercise period of the warrants that remain outstanding.

Warrants acquired by us in this manner shall be cancelled. ADWs acquired by us in this manner shall be cancelled by the ADW depositary upon our request, and the underlying warrants shall be delivered to us or our designee for cancellation.

Miscellaneous

The Air Franc-KLM e warrants do not confer upon the warrantholders any of the rights of the Air France-KLM shares, any voting or pre-emption rights, or any rights otherwise attributable to a shareholder of Air France-KLM. The only right conferred by the Air France-KLM warrants is the right to exercise such Air France-KLM warrants to subscribe or purchase Air France-KLM shares, subject to the restrictions described above and to adjustments to Warrantholders’ rights. See “—Restrictions on Exercisability” and “—Protection of Warrantholders’ Rights: Adjustments”.

Persons required under French law to inform us and the AMF of the number of Air France-KLM shares held by them must also include in such reports the number of Air France-KLM shares which they would have the right to subscribe or acquire upon exercising any Air France-KLM warrants which they may hold.

Société Générale is warrant agent for the warrants in France, and ABN AMRO is the warrant agent for the warrants in the Netherlands.

The Air France-KLM warrants are governed by French law.

Taxation

See “—Taxation” for information about the tax treatment of Air France-KLM warrants and Air France-KLM shares received upon exercise of Air France-KLM warrants.

American Depositary Shares

General

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares of Air France-KLM. Citibank’s depositary bank offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Paris, located at Citicenter, 19 Le Parvis, 92073 Paris La Défense, Cedex 36.

Citibank has agreed to act as depositary bank for the ADSs pursuant to an ADS deposit agreement (the ADS deposit agreement). A copy of the ADS deposit agreement is on file with the SEC under cover of a Registration

Statement on Form F-6. You may obtain a copy of such ADS deposit agreement from the SEC’s website (www.sec.gov) or from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

We are providing you with a summary description of the material terms of the ADSs and of the material rights of an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the ADS deposit agreement and not by this summary. We urge you to review the ADS deposit agreement in its entirety, as well as the form of ADR attached to the ADS deposit agreement.

Each ADS represents the right to receive one Air France-KLM share on deposit with the custodian bank. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

As an owner of ADSs, you are a party to the ADS deposit agreement and therefore are bound by its terms and, if your ADS is represented by a certificate, to the terms of the ADR that represents your ADSs. The ADS deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The ADS deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Air France-KLM shares continue to be governed by the laws of France, which may be different from the laws of the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a third party brokerage or safekeeping account, or through an account held at the depositary bank reflecting the registration of your uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the direct registration system). The direct registration system reflects the uncertificated (book-entry) registration of ownership of securities by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADRs. The direct registration system includes automated transfers between the depositary bank and the Depositary Trust Company (DTC), the central book-entry clearing and settlement system in the United States. If you decide to hold your ADSs through a third party brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs receive such distributions under the terms of the ADS deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to French laws and regulations.

The conversion into U.S. dollars will take place only if practicable. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a dividend in, or free distribution of, Air France-KLM shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of Air France-KLM shares with the custodian. Upon receipt of such deposit, the depositary bank will either distribute to holders new ADSs representing the Air France-KLM shares deposited or modify the ADS-to-Air France-KLM share ratio, in which case each ADS you hold will represent rights and interests in the additional Air France-KLM shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Air France-KLM shares ratio upon a distribution of Air France-KLM shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Air France-KLM shares so distributed.

No such distribution of new ADSs will be made if it would violate a law, including the U.S. securities laws, or if it is not operationally practicable. If the depositary bank does not distribute new ADSs or modify the ADS-to-Air-France-KLM share ratio as described above, it may sell the Air France-KLM shares received upon the terms described in the ADS deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional Air France-KLM shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to all or certain holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights to the extent it is lawful and reasonably practicable to make the rights available to all or certain holders of ADSs, and if we provide all of the documentation contemplated in the ADS deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Air France-KLM shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you,

•	we fail to deliver satisfactory documentation to the depositary bank, or

•	it has determined that it is not reasonably practicable to distribute the rights to you.

If the depositary bank has distributed rights to purchase additional Air France-KLM shares to all or certain holders, then upon instruction from such holder to exercise such rights, upon payment by such holder to the depositary bank for the account of such holder of an amount equal to the purchase price of the Air France-KLM shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the depositary bank and any other charges as set forth in the terms and conditions of such rights, the depositary bank shall, on behalf of such holder, exercise the rights and purchase the Air France-KLM shares, and we shall cause the Air France-KLM shares so purchased to be delivered to the depositary bank’s custodian on behalf of such holder. As agent for such holder, the depositary bank will cause the Air France-KLM shares so purchased to be deposited pursuant to the ADS deposit agreement and shall execute and deliver ADSs to such holder.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

If registration under U.S. or other securities laws may be required to distribute the rights to you, the depositary bank will not make such distribution unless a registration statement is in effect or we have furnished the depositary bank with an opinion of counsel that the distribution of the rights is exempt from such registration. We have not undertaken to file any registration in respect of any distribution of rights. There can be no assurances that you will have the opportunity to exercise these rights on the same terms as the holders of our shares in France or at all.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if we have timely requested that the elective distribution be made available to shareholders, it is reasonably practicable to make such a distribution and if we have provided all of the documentation contemplated in the ADS deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the ADS deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the ADS deposit agreement. If the depositary bank does not receive timely instructions from you as to your election, the depositary bank shall make no election with respect to the Air France-KLM shares represented by your ADSs and shall distribute such Air France-KLM shares or cash as it receives, if any, in respect of the Air France-KLM shares you hold in accordance with the terms of the ADS deposit agreement.

The depositary bank is not obligated to make any process available to you to receive an elective distribution of our shares rather than ADSs. There can be no assurances that you will have the opportunity to receive elective distributions on the same terms as the holders of our shares in France or at all.

Other Distributions

Whenever we intend to distribute property other than cash, Air France-KLM shares or rights to purchase additional Air France-KLM shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If we shall have requested to the depositary bank to make such distribution to you, the depositary bank shall have determined that it is reasonably practicable to distribute such property to you, and if we provide all of the documentation contemplated in the ADS deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems equitable and practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell or cause to be sold the property (in public or private sale), and shall distribute the proceeds in accordance with the terms of the ADS deposit agreements if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you,

•	we do not deliver satisfactory documentation to the depositary bank, or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If the depositary bank is timely notified, and it has determined that it is reasonably practicable and if we provide all of the documentation contemplated in the ADS deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the Air France-KLM shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the ADS deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all outstanding ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Air France-KLM Shares

The Air France-KLM shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Air France-KLM shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Air France-KLM shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Air France-KLM Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit Air France-KLM shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Air France-KLM shares to the custodian. Your ability to deposit Air France-KLM shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit and the terms of the ADS deposit agreement.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives satisfactory confirmation that all required approvals have been given by the applicable governmental agency in the Republic of France and that the corresponding number of Air France-KLM shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Air France-KLM shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the Air France-KLM shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained,

•	all preemptive (and similar) rights, if any, with respect to such Air France-KLM shares have been validly waived or exercised,

•	you are duly authorized to deposit the Air France-KLM shares,

•	the Air France-KLM shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the ADS deposit agreement), and

•	the Air France-KLM shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Partial Entitlement ADSs

If any Air France-KLM shares are deposited which entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from all other Air France-KLM shares then on deposit, the depositary bank shall (i) cause its custodian to hold Air France-KLM shares with partial entitlements separate and distinct from the Air France-KLM shares with full entitlements, and (ii) subject to the terms of the ADS deposit agreement, issue and deliver partial entitlement ADSs representing Air France-KLM shares with partial entitlements that are separate and distinct from the ADSs representing Air France-KLM shares with full entitlements by means of separate CUSIP numbering and legending, as applicable. If and when Air France-KLM shares with partial entitlements become fully “assimilated” with the Air France-KLM shares outstanding, the depositary bank shall (a) cause its custodian to transfer Air France-KLM shares with partial entitlements into the depositary bank’s account containing Air France-KLM shares with full entitlements, (b) take such actions as are necessary to remove the distinctions between (i) the partial entitlement ADSs and ADRs, on the one hand, and (ii) the ADSs and ADRs with full entitlements, on the other hand and (c) give notice thereof to holders of partial entitlement ADSs and give holders of partial entitlement ADRs the opportunity to exchange their partial entitlement ADRs for ADRs with full entitlements. Holders and beneficial owners of partial entitlement ADSs shall be limited to the entitlements of those Air France-KLM shares with partial entitlements.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you or your duly authorized attorney will have to surrender and deliver the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer,

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate,

•	provide any transfer stamps required by the State of New York or the United States, and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the ADS deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the ADS deposit agreement upon a combination or split up of ADRs.

Withdrawal of Shares upon Cancellation of ADSs

As a holder of ADSs, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Air France-KLM shares at the custodian’s offices. In order to withdraw the Air France-KLM shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Air France-KLM shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the ADS deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Air France-KLM shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the Air France-KLM shares or ADSs are closed, or (ii) Air France-KLM shares are immobilized on account of a shareholders’ meeting or a payment of dividends,

•	obligations to pay fees, taxes and similar charges, and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of Air France-KLM shares.

The ADS deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder of ADSs, you generally will have the right under the ADS deposit agreement to instruct the depositary bank to exercise the voting rights for the Air France-KLM shares represented by your ADSs. The voting rights of holders of Air France-KLM shares are described in “—Attendance and Voting of Shareholders’ Meetings—Attendance and Voting Rights”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs in accordance with the terms of the ADS deposit agreement, it will endeavor insofar as practicable and permitted under any applicable provisions of French law and our articles of association and the terms and conditions of the Air France-KLM shares to cause to be voted the securities represented by the holder’s ADSs in accordance with such voting instructions.

If you wish to exercise your voting rights with respect to ADSs representing Air France-KLM shares in bearer form you must comply with one of two procedures, depending on whether your ADSs are recorded in your own name on the books of the depositary bank or you hold the ADS in a brokerage or safekeeping account. If your ADSs are recorded in your name on the books of the depositary bank, you may exercise your voting rights by (a) instructing the depositary bank to block the transfer of your ADSs until the completion of the shareholders’ meeting, (b) timely returning to the depositary bank voting instructions (in the manner acceptable to us and the depositary bank), and (c) instructing the depositary bank to (i) furnish the custodian with any information required in accordance with French law or our articles of association, (ii) notify the custodian that the transfer of such ADSs has been blocked, (iii) request that the custodian issue a certificate prohibiting the transfer of your Air France-KLM shares, and (iv) request that the custodian deposit such certificate together with your voting instructions with us at least five (5) calendar days prior to the date of the meeting and give notice to us of your intention to vote.

With respect to your ADSs which are not recorded in your name on the books of the depositary bank, if you wish to exercise your voting rights you must (x) deposit your ADSs in a blocked account established by the depositary bank for a specified period of time (which period shall commence at least five (5) days prior to the date of the stockholders’ meeting and finish upon the completion of such meeting), (y) timely return to the depositary bank voting instructions (in the manner acceptable to us and the depositary bank), and (z) instruct the depositary bank to (i) furnish the custodian with any information required in accordance with French law or our articles of association, (ii) notify the custodian that the transfer of such ADSs has been blocked, (iii) request that the custodian issue a certificate prohibiting the transfer of your Air France-KLM shares and (iv) request that the custodian deposit such certificate together with your voting instructions with us at least five (5) calendar days prior to the date of the meeting and give notice to us of your intention to vote.

Only upon timely receipt by the depositary bank of (i) proper voting instructions (in the manner acceptable to us and to the depositary bank), and (ii) evidence satisfactory to the depositary bank that each of the requisite conditions to exercise your voting rights have been met, may the depositary bank, to the extent practicable and permitted under any French law and our articles of association, cause the Air France-KLM shares represented by such ADSs to be voted in accordance with any non-discretionary instructions set forth in such voting instructions subject to the terms and conditions set forth in the ADS deposit agreement. Neither the depositary bank nor the custodian shall under any circumstances exercise any discretion as to voting and neither the depositary bank nor the custodian shall vote, attempt to exercise the right to vote, or in any way make use of the Air France-KLM shares represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from holders. Your ADSs shall not be voted if timely voting instructions are not received by the depositary bank.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France-KLM Shares

The Air France-KLM shares on deposit with the depositary bank and the ADSs are subject to restrictions on ownership as described under “—Form and Holding of Shares – Compulsory Transfer of Shares”. Holders and beneficial owners of ADSs agree to be bound by such restrictions. The depositary bank has agreed to take certain actions in enforcing these restrictions. The depositary bank will forward to the holders of ADSs or to Air France-KLM, as the case may be, communications furnished to it relating to the application of such provisions.

We intend to treat all of the shares held by the depositary bank as shares held by nationals other than nationals of an E.U. member state or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport), unless we have received satisfactory evidence as to why they should not be so treated. We are entitled to assume that each holder of ADSs with a registered address outside of the European Union or EEA countries is or holds on behalf of a non-E.U. or non-EEA country national, respectively. An ADS holder that is a national of an E.U. member state or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport) and who wishes to provide us with evidence of such status must open an account directly with the depositary bank and provide such evidence as we may require to establish that the Air France-KLM shares underlying such holder’s ADSs are held by a national of an E.U. member state or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport).

Since some or all holders of ADSs or holders of an interest therein may be deemed to be nationals of a country other than an E.U. member state or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport), as the case may be, in the event of a determination by us (as described in “– Form and Holding of Shares – Compulsory Transfer of Shares”) that 45% or more of its share capital or voting rights is held, directly or indirectly, by non-French nationals, you may not be entitled to direct the voting of some or all of the Air France-KLM shares on deposit with the depositary bank and underlying your ADSs. Should we make such a determination, we will issue a formal request (mise en demeure) as a matter of priority to shareholders who are not nationals of an E.U. member state or a state that is party to the EEA (or a state party to any agreement whose scope is equivalent in terms of air transport) requiring them to transfer all or a portion of their shares. The formal request will apply to shares based on the order they were registered in our share register, beginning with the most recently registered shares. Thereafter, should we determine that 45% or more of our share capital or voting rights remains in the ownership of non-French nationals, we may issue such a formal request to nationals of an E.U. member state (including France) or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport), on the same basis as described in the preceding sentence. The formal request for assignment of stock may be implemented in one or more phases for so long as, in light of the information available to us and the transfers already effected, the fraction of the share capital or voting rights held, directly or indirectly, by shareholders other than French nationals continues to equal at least 45%.

In addition, there may be a forced sale by us of some or all of our shares on deposit with the depositary bank and underlying your ADSs, if we have made a formal demand for the transfer of these Air France-KLM shares and you have not effected such transfer within the two months following the formal request to the depositary bank requiring such disposal.

If the depositary bank receives such a formal request or writ of summons, under the circumstances described in the preceding paragraphs, concerning Air France-KLM shares held on deposit by it and in which a national other than a national of an E.U. member state or a state that is party to the EEA (or of a state party to any agreement whose scope is equivalent in terms of air transport), as the case may be, is believed or deemed to be interested, the depositary bank will (i) refuse to register any issuance of Air France-KLM ADSs relating to the named shares and will refuse to register any transfer on the register of the depositary bank of the related Air France-KLM ADSs, in each case, other than under the procedure laid down in the 2003 Air Carrier Law and our articles of association, or until such formal request or writ of summons is withdrawn by us, (ii) not exercise the voting rights normally attached to such Air France-KLM shares, to the extent that the voting rights of such Air France-KLM shares are denied to the depositary bank in such formal request or writ of summons until such formal request or writ of summons is withdrawn by us, (iii) give notice to such holder, who is not a national of an E.U. member state or a state that is party to the EEA (or of a state party to any agreement whose scope is equivalent in terms of air transport) (as appropriate), of the particular Air France-KLM shares or ADSs of the actions described in (i) and (ii) above and promptly forward the above-mentioned formal request or writ of summons and accompanying documents to such holder and (iv) state that the related Air France-KLM shares are to be sold.

In addition, if the depositary bank receives a formal request or writ of summons concerning Air France-KLM shares held on deposit by it and in which a national of an E.U. member state (including France)

or a state that is party to the EEA (or of a state party to any agreement whose scope is equivalent in terms of air transport), as the case may be, is believed or deemed by us to be interested, the depositary bank will (i) refuse to register any issuance of the related Air France-KLM ADSs and refuse to register any transfer on the register of the depositary bank of the related Air France-KLM ADSs to any holder, in each case, other than under the procedure laid down in the 2003 Air Carrier Law and our articles of association, or until such formal request or writ of summons is withdrawn by us, (ii) not exercise the voting rights normally attached to such Air France-KLM shares, to the extent that the voting rights of such Air France-KLM shares are denied to the depositary bank in such formal request or writ of summons until such formal request or writ of summons is withdrawn by us, (iii) give notice to such holder of the particular Air France-KLM shares or ADSs of the actions described in (i) and (ii) above and promptly forward the above-mentioned formal request or writ of summons and accompanying documents to such holder and (iv) state that the related Air France-KLM shares are to be sold. The notice mentioned in clause (iii) of this and the preceding paragraph and given by the depositary bank will also state that if any forced sale of the related Air France-KLM shares has occurred, the related ADS will represent only the right to receive the cash proceeds of such sale, net of any taxes and expenses incurred or paid in distributing such proceeds.

Any denial of voting rights or sale of deposited Air France-KLM shares may be attributed to specific holders of ADSs or, in certain circumstances, pro rata to all holders of ADSs. Any fractional ADSs held by holders of ADSs following the sale of deposited Air France-KLM shares in accordance with the terms hereof will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. Any holder of an ADS holding through a nominee should be aware that such nominee may be required to provide us with certain information as to the identity of such nominee’s beneficial holders and that, to the extent that such nominee does not provide such information, such holders may be deemed to be in violation of the restrictions on ownership and voting described above.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

Exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS issued

Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to U.S. 2¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or fraction thereof) distributed

As an ADS holder you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of Air France-KLM shares in France charged by the registrar and transfer agent for the Air France-KLM shares (i.e., upon deposit and withdrawal of Air France-KLM shares),

•	expenses incurred for converting foreign currency into U.S. dollars,

•	expenses for cable, telex and fax transmissions and for delivery of securities,

•	taxes (including applicable interest and penalties) and duties upon the transfer of securities (i.e., when Air France-KLM shares are deposited or withdrawn from deposit),

•	fees and expenses incurred by the depositary bank, the custodian or any nominee in connection with the delivery or servicing of Air France-KLM shares on deposit, and

•	fees and expenses incurred by the depositary bank in connection with exchange control regulations and other regulatory requirements.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you are required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the ADS deposit agreement at any time without your consent. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the ADS deposit agreement if you continue to hold your ADSs after the modifications to such ADS deposit agreement become effective. The ADS deposit agreement cannot be amended to prevent you from withdrawing the Air France-KLM shares represented by your ADSs except as permitted by law.

We have the right to direct the depositary bank to terminate the ADS deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate such ADS deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under such ADS deposit agreement:

•	For a period of six months after termination, upon the payment of the charges of the depositary bank, and upon payment of any applicable taxes and governmental charges, you will be able to request the cancellation of your ADSs and the withdrawal of the Air France-KLM shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Air France-KLM shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the Air France-KLM shares on deposit (e.g. dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs uninvested in an unsegregated account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the ADS deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The ADS deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in such ADS deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of such ADS deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Air France-KLM shares, for the validity or value of the Air France-KLM shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of such ADS deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the ADS deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for such ADS deposit agreement or in our articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Air France-KLM shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Air France-KLM shares but is not, under the terms of such ADS deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the ADS deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of Air France-KLM shares or release Air France-KLM shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions”. The ADS deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (e.g., the need to receive collateral in an amount equal to the market value of such ADSs as calculated on a daily (marked to market) basis, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the ADS deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert and distribute the foreign currency to the extent practical and lawful to the holders for whom the conversion, transfer and distribution is lawful and practical,

•	distribute the foreign currency to holders for whom the distribution is lawful and practical, and

•	hold the foreign currency (without liability for interest) for the applicable holders.

Requirements Applicable to Shareholders Exceeding Certain Percentages

Notwithstanding any other provision of the ADS deposit agreement, each holder or other person with an interest in ADSs will agree to be bound by, and subject to, applicable provisions of the laws of France, our articles of association and any regulations governing shares quoted on Euronext Paris to the same extent as holders of Air France-KLM shares.

The obligation of a holder or other person with an interest in Air France-KLM shares to disclose certain information pursuant to the laws of France and our articles of association also applies to you and any other person with an interest in the ADSs and, in certain circumstances (as described in “– Requirements Applicable to Shareholdings Exceeding Certain Percentages”), to us. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest in Air France-KLM shares as for a holder thereof. By holding ADSs, you acknowledge that we, the depositary bank and the custodian, may take any and all actions contemplated under French law in respect of the Air France-KLM shares represented by your ADSs in the event you fail to observe the disclosure obligations under French law and our articles of association, as described in “– Requirements Applicable to Shareholdings Exceeding Certain Percentages”.

In order to facilitate compliance with such disclosure obligations, you and any other person with an interest in the ADSs may deliver any disclosure notification with respect to Air France-KLM shares represented by ADSs to the depositary bank. The depositary bank will, to the extent practicable, forward such notification to us.

At our request, the depositary bank will forward to any holders of ADSs any request by us for information and comply with our instructions, to the extent practicable, given in connection with the foregoing. If we request information from the depositary bank or the custodian, as registered owners of Air France-KLM shares, pursuant to the laws of France or our articles of association, the obligations of the depositary bank or the custodian, as the case may be, shall be limited to disclosing to us such information relating to the Air France-KLM shares in question as has in each case been recorded by it pursuant to the terms of the ADS deposit agreement.

American Depositary Warrants

General

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Warrants of Air France-KLM. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Warrants are referred to as ADWs and represent ownership interests in Air France-KLM warrants that are on deposit with the depositary bank. ADWs may be represented by certificates that are commonly known as American Depositary Warrant Receipts or ADWRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Paris, located at Citicenter, 19 Le Parvis, 92073 Paris La Défense, Cedex 36.

Citibank has agreed to act as depositary bank for the ADWs pursuant to a deposit agreement (the ADW deposit agreement). A copy of the ADW deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the ADW deposit agreement from the SEC’s website (www.sec.gov) or from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

We are providing you with a summary description of the material terms of the ADWs and of the material rights of an owner of ADWs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADWs will be determined by the ADW deposit agreement and not by this summary. We urge you to review the ADW deposit agreement in its entirety as well as the form of ADWR attached to the ADW deposit agreement.

Each ADW represents the right to receive one Air France-KLM warrant on deposit with the custodian bank. An ADW will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADW but that has not been distributed to the owners of ADWs because of legal restrictions or practical considerations.

If you become an owner of ADWs, you will become a party to the ADW deposit agreement and therefore will be bound to its terms and, if your ADWs are represented by a certificate, to the terms of the ADWR that represents your ADWs. The ADW deposit agreement and the ADWR specify our rights and obligations as well as your rights and obligations as owner of ADWs and those of the depositary bank. As an ADW holder you appoint the depositary bank to act on your behalf in certain circumstances. The ADW deposit agreement is governed by New York law. However, our obligations to the holders of Air France-KLM warrants will continue to be governed by the laws of The Republic of France, which may be different from the laws in the United States.

As an owner of ADWs, you may hold your ADWs by means of an ADWR registered in your name through a third party brokerage or safekeeping account or through an account at the depositary bank reflecting the registration of your uncertificated ADWs on the books of the depositary bank (commonly referred to as the “direct registration system”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of securities by the depositary bank. Under the direct registration system, ownership of ADWs is evidenced by periodic statements issued by the depositary bank to the holders of the ADWs. The direct registration system includes automated transfers between the depositary bank and DTC, the central book-entry clearing and settlement system in the United States. If you decide to hold your ADWs through a third party brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as

ADW owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADWs registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADWs and will own ADWs at the relevant time.

Exercise of ADWs

Holders of ADWs may exercise the Air France-KLM warrants represented by their ADWs on any New York and French business day prior to the expiration of the Air France-KLM warrants, subject in each case to the terms and conditions of the Air France-KLM warrants and the ADW deposit agreement. Warrants will only be accepted for exercise in multiples of three.

Any holder of ADWs wishing to exercise the underlying Air France-KLM warrants represented by the ADWs will need to take the following actions:

•	deliver the applicable ADWs to the depositary bank, together with instructions to cancel such ADWs and to deliver the corresponding Air France-KLM warrants to the Air France-KLM warrant agent, and pay to the depositary bank the applicable ADW cancellation fees, and

•	deliver to the custodian a duly completed ADW exercise form together with the applicable warrant exercise price (in euro).

Holders of ADWs who duly exercise the Air France-KLM warrants represented by their ADWs will have the opportunity to elect to receive Air France-KLM shares or Air France-KLM ADSs, subject in each case to the terms of the Air France-KLM warrants and in the case of Air France-KLM ADSs to the terms of the Air France-KLM ADS deposit agreement. See “—American Depositary Shares” for a summary description of the Air France-KLM ADS deposit agreement.

A holder who exercises the Air France-KLM warrants represented by their ADWs will become the owner of Air France-KLM shares only upon receipt by the Air France-KLM warrant agent of (i) the requisite Air France-KLM warrants (upon cancellation of ADWs), (ii) the duly completed exercise instructions, and (iii) the applicable exercise price. The form exercise instructions to be delivered to the Air France warrant-KLM agent may be obtained from the depositary bank.

Under the terms of the Air France-KLM warrants, Air France-KLM shares issued upon exercise of Air France-KLM warrants will entitle holders to all distributions on Air France-KLM shares made in respect of the Air France-KLM financial year in which the Air France-KLM warrants are exercised and in respect of all subsequent periods. Holders of Air France-KLM warrants who validly exercise the Air France-KLM warrants and become the owners of Air France-KLM shares before the distribution of a “prior year distribution” will not be entitled to receive the distribution relating to our prior financial year.

If a holder of ADWs duly exercises the underlying Air France-KLM warrants, elects to receive the Air France-KLM shares in the form of Air France-KLM ADSs and the Air France-KLM shares are issued before the distribution of “prior year distribution” the Air France-KLM ADSs issued in respect of such shares will be “Partial Entitlement ADSs” until we inform the depositary bank that the Air France-KLM shares have been fully assimilated with the Air France-KLM shares outstanding at the time the Air France-KLM warrants were exercised. See “—American Depositary Shares” for a description of Partial Entitlement ADSs.

If we suspend the right to exercise Air France-KLM warrants at any time, we will give notice thereof to the depositary bank setting forth the term and reason for such suspension. Upon receipt of such notice, the depositary bank shall give notice thereof to the holders of ADWs and shall refuse during the period of such suspension to accept instructions to cancel ADWs for the purpose of exercising Air France-KLM warrants.

Distributions in Respect of ADWs

As a holder of ADWs, you generally have the right to receive the distributions the depositary bank receives in respect of the warrants deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADWs will receive such distributions under the terms of the ADW deposit agreement in proportion to the number of ADWs held as of a specified record date.

Distributions of Cash

Whenever the depositary bank receives cash in respect of the securities on deposit with the custodian, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADW deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Warrants

In the event that any distribution on any deposited securities consists of a free distribution of Air France-KLM warrants, the depositary bank may (with our consent) and shall (if we so request) either distribute to holders new ADWs representing the Air France-KLM warrants deposited or modify the ADW-to-Air France-KLM warrant ratio, in which case each ADW you hold will represent rights and interests in the additional Air France-KLM warrants so deposited. Only whole new ADWs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADWs or the modification of the ADW-to-Air France-KLM warrant ratio upon a distribution of Air France-KLM warrants will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADW deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Air France-KLM warrants received.

No such distribution of new ADWs will be made if it would violate a law, including the U.S. securities laws, or if it is not operationally practicable. If the depositary bank does not distribute new ADWs or modify the ADW-to-Air France-KLM warrant ratio as described above, it will use its best efforts to sell the Air France-KLM warrants received and will distribute the proceeds of the sale as in the case of a distribution of cash.

In the event that holders of Air France-KLM warrants are granted the option to receive distributions in the form of additional Air France-KLM warrants, the depositary bank will make such distribution available to holders of ADWs only with our prior consent.

Other Distributions

In the event the depositary bank or the custodian receives in respect of the deposited securities any distribution other than cash or Air France-KLM warrants, the depositary bank shall distribute the securities or property so received to holders of ADWs in proportion to the number of ADWs held in any manner the depositary bank may deem equitable and practicable. In the event the depositary bank determines such distribution cannot be made proportionately or that such distribution is not practicable, the depositary bank shall adopt any method deemed equitable and practicable to effectuate distribution (including by means of a sale of the securities and property so received and the distribution of the net cash proceeds).

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If the depositary bank is timely notified, and it has determined that it is reasonably practicable and if we provide all of the documentation contemplated in the ADW deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the Air France-KLM warrants being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the ADW deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADWs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADWs. If less than all outstanding ADWs are being redeemed, the ADWs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Air France-KLM Warrants

In the event that any of the terms of the Air France-KLM warrants are modified (i.e., upon the occurrence of a change in the number of Air France-KLM shares to be issued upon exercise of Air France-KLM warrants), we will give notice thereof to the depositary bank with instructions to provide notice thereof to holders of ADWs and will cooperate with the depositary bank in taking all reasonably necessary actions under the ADW deposit agreement.

Upon any split-up, consolidation, cancellation or reclassification of Air France-KLM warrants or in the event of any recapitalization, reorganization, merger or consolidation or sale of assets that affect us or to which we are a party, we will notify the depositary bank and the depositary bank will give notice thereof to the holders of ADWs. After the occurrence of such event, the ADWs will, to the maximum extent permitted by law, represent the right to receive the securities received by the custodian in exchange or conversion for the Air France-KLM warrants. In any such event, additional ADWs may be issued or existing ADWs may be called for surrender and exchange into new ADWs.

Issuance of ADWs upon Deposit of Air France-KLM Warrants

The depositary bank may create ADWs on your behalf if you or your broker deposit Air France-KLM warrants with the custodian. The depositary bank will deliver these ADWs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Air France-KLM warrants to the custodian. Your ability to deposit Air France-KLM warrants may be limited by U.S. and French legal considerations applicable at the time of deposit and the terms of the ADW deposit agreement.

The issuance of ADWs may be delayed until the depositary bank or the custodian receives satisfactory confirmation that all required approvals have been given by the applicable governmental agency in the Republic of France and that the Air France-KLM warrants have been duly transferred to the custodian. The depositary bank will only issue ADWs in whole numbers.

When you make a deposit of Air France-KLM warrants, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the Air France-KLM warrants are validly issued, fully paid, and non-assessable,

•	you are duly authorized to deposit the Air France-KLM warrants,

•	the Air France-KLM warrants presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADWs issuable upon such deposit will not be, “restricted securities” (as defined in the ADW deposit agreement), and

•	the Air France-KLM warrants presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Warrants upon Cancellation of ADWs

As a holder of ADWs, you will be entitled to present your ADWs to the depositary bank for cancellation and then receive the underlying Air France-KLM warrants at the custodian’s offices. In order to withdraw the Air France-KLM warrants represented by your ADWs, you will be required to pay to the depositary the fees for cancellation of ADWs and any charges and taxes payable upon the transfer of the Air France-KLM warrants being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADWs will not have any rights under the ADW deposit agreement.

If you hold ADWs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADWs. The withdrawal of the Air France-KLM warrants represented by your ADWs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADWs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADWs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the Air France-KLM warrants or ADWs are closed, or (ii) Air France-KLM warrants are immobilized on account of a shareholders’ meeting or a payment of dividends,

•	obligations to pay fees, taxes and similar charges, and

•	restrictions imposed because of laws or regulations applicable to ADWs or the withdrawal of securities on deposit.

The ADW deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADWs except to comply with mandatory provisions of law.

Voting Rights

In the event we establish a meeting at which holders of Air France-KLM warrants may vote or wish to seek the consent of holders of Air France-KLM warrants, as a holder of ADWs, you generally will have the right under the ADW deposit agreement to instruct the depositary bank to exercise the voting or consent rights for the Air France-KLM warrants represented by ADWs you own as of the applicable record date.

At our request, the depositary bank will mail to you any notice of meeting of Air France-KLM warrant holders or of Air France-KLM warrant holder consent solicitation received from us together with information explaining how to instruct the depositary bank to exercise the voting or consent rights applicable to Air France-KLM warrants represented by your ADWs.

If the depositary bank timely receives instructions from a holder of ADWs, it will endeavor, insofar as practicable and permitted by law, our articles of association and the terms and conditions of the Air France-KLM warrants, to instruct the custodian to exercise voting or the consent rights with respect to the Air France-KLM warrants represented by the holder’s ADWs in accordance with such instructions.

Please note that the ability of the depositary bank to carry out instructions as to voting or a consent solicitation may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting or consent solicitation materials in time to enable you to return instructions to the depositary bank in a timely manner. No consent will be granted and no vote cast with respect to any securities for which instructions have not been received from ADW holders.

Fees and Charges

As an ADW holder, you will be required for paying the following service fees to the depositary bank:

Service	Fees
Issuance of ADWs	Up to 5¢ per ADW issued

Cancellation of ADWs	Up to 5¢ per ADW canceled

Exercise of right to purchase ADSs	Up to 2¢ per ADW exercised

Exercise of right to purchase shares	Up to 5¢ per ADW exercised

Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADW held

As an ADW holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of Air France-KLM warrants charged by the registrar and transfer agent for the Air France-KLM warrants in France (i.e., upon deposit and withdrawal of Air France-KLM warrants),

•	expenses incurred for converting foreign currency into U.S. dollars,

•	expenses for cable, telex and fax transmissions and for delivery of securities,

•	taxes (including applicable interest and penalties) and duties upon the transfer of securities (i.e., when Air France-KLM warrants are deposited or withdrawn from deposit),

•	fees and expenses incurred by the depositary bank, the custodian or any nominee in connection with the delivery or servicing of Air France-KLM warrants on deposit, and

•	fees and expenses incurred by the depositary bank in connection with exchange control regulations and other regulatory requirements.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you are required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the ADW deposit agreement at any time without your consent. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADWs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the ADW deposit agreement if you continue to hold your ADWs after the modifications to the ADW deposit agreement become effective. The ADW deposit agreement cannot be amended to prevent you from withdrawing the Air France-KLM warrants represented by your ADWs except as permitted by law.

The ADW deposit agreement shall terminate automatically as of the date the Air France-KLM warrants expire. We have the right to direct the depositary bank to terminate the ADW deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the ADW deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the ADW deposit agreement:

•	For a period of six months after termination; upon the payment of charges to the depositary bank, and upon payment of any applicable taxes and governmental charges, you will be able to request the cancellation of your ADWs and the withdrawal of the Air France-KLM warrants represented by your ADWs and the delivery of all other property held by the depositary bank in respect of those Air France-KLM warrants on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the Air France-KLM warrants on deposit (e.g., dividends) but will not distribute any such property to you until you request the cancellation of your ADWs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADWs uninvested in an unsegregated account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADWs still outstanding.

Books of Depositary

The depositary bank will maintain ADW holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADWs and the ADW deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADWs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The ADW deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the ADW deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out instructions to vote or exercise consent rights, for any manner in which a vote is cast or consent is given or for the effect of any vote or consent, provided it acts in good faith and in accordance with the terms of the ADW deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Air France-KLM warrants, for the validity or worth of the Air France-KLM warrants, for any tax consequences that result from the ownership of ADWs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the ADW deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the ADW deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the ADW deposit agreement or in our articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Air France-KLM warrants for deposit, any holder of ADWs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Air France-KLM warrants but is not, under the terms of the ADW deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the ADW deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADWs before receiving a deposit of Air France-KLM warrants or release Air France-KLM warrants before receiving ADWs. These transactions are commonly referred to as “pre-release transactions.” The ADW deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral in an amount equal to the market value of such ADWs as calculated on a daily (marked to market) basis, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADWs and the securities represented by the ADWs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADWs, to deliver, transfer, split and combine ADWRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the ADW deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert and distribute the foreign currency to the extent practical and lawful to the holders for whom the conversion, transfer and distribution are lawful and practical,

•	distribute the foreign currency to holders for whom the distribution is lawful and practical, and

•	hold the foreign currency (without liability for interest) for the applicable holders.

Miscellaneous

Persons required under the laws of the Republic of France or our articles of association to inform us or the Autorité des Marchés Financiers of the number of Air France-KLM shares held by them must also include in such reports the number of Air France-KLM shares that they would have the right to acquire upon exercising all Air France-KLM warrants (including Air France-KLM shares represented by ADSs issued upon the exercise of ADWs). See “– Requirements Applicable to Shareholdings Exceeding Certain Percentages”.

Material Contracts

The Framework Agreement

On October 16, 2003, Air France entered into a framework agreement with KLM pursuant to which Air France and KLM agreed to combine. The framework agreement sets forth the terms and conditions of the exchange offer, Air France’s agreements to acquire KLM’s outstanding priority shares, depositary receipts for cumulative preference shares A held by the State of the Netherlands and depositary receipts for cumulative preferences shares C.

In addition, Air France and KLM agreed in the framework agreement on the corporate structure of the combined group after completion of the exchange offer, on certain corporate governance arrangements of Air France – KLM, on the assurances that have been agreed by Air France and KLM we well as the assurances that Air France and KLM have given to the State of the Netherlands. The framework agreement also addresses the creation of AFOP and the hive down as well as KLM’s admission to the SkyTeam alliance.

For details of the material terms and conditions of the framework agreement, see “Item 4: Information on the Company – History of Air France-KLM – The Combination with KLM and the Exchange Offer for KLM Common Shares”.

Aircraft Purchase Agreements

Air France has entered into aircraft purchase agreements with Airbus Industrie relating to Model A330-200 and Model A318 aircraft and with The Boeing Company relating to Model 777-200/300 and Model 747-400 aircraft which we consider material.

Copies of these aircraft purchase agreements, which are the subject of a request for confidential treatment that has been granted, were filed with the SEC on April 30, 2004 as exhibits to the Registration Statement on Form F-4.

In the financial year ended March 31, 2003, KLM negotiated and secured purchase commitments with The Boeing Company and with Airbus S.A.S. to acquire aircraft for its fleet which we consider material.

Copies of these contracts, which are the subject of a request for confidential treatment that has been granted, were filed with the SEC on June 19, 2003 as exhibits to KLM’s annual report on Form 20-F for the financial year ended March 31, 2003.

Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited financial intermediary. In France, all registered banks and substantially all credit establishments are accredited financial intermediaries.

Holders of Air France-KLM shares, including shares represented by ADSs, are subject to various notification requirements under our articles of association and French law. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33.3%, 50% or 66.6% of our outstanding shares or voting rights must notify us and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold may be deprived of voting rights for up to two years on the demand of any shareholder. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, and you may be subject to a fine of €18,000 at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets.

In addition, under our articles of association, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 0.5% of our outstanding shares or voting rights or a multiple thereof up to 50% must notify us within 15 calendar days of crossing the ownership threshold. If you fail to comply with this notification requirement, your shares, including shares represented by ADSs, may be deprived of voting rights for up to two years on the demand of any one or more shareholders owning, together, at least 0.5% of our share capital.

See “Item 3: Key Information – Risk Factors – If you fail to comply with the notification requirements under French law and our articles of association, you could be deprived of some or all of your voting rights and be subject to a fine”.

Taxation

French Tax Considerations

The following describes the material French tax consequences of the ownership and disposal of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs by a U.S. holder (as defined below in this prospectus under the heading “— U.S. Federal Income Tax Considerations”). This discussion represents the opinion of Linklaters, as special counsel to Air France-KLM, subject to the assumptions and limitations herein, insofar as it constitutes statements of French tax law or legal conclusions.

This discussion is not a complete description of all the tax consequences of the ownership and disposition of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs. It is based on the current tax law of the Republic of France as well as the Convention between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to taxes on Income and Capital dated August 31, 1994 (the Treaty), all as in effect on the date of this prospectus and all subject to change, possibly with retroactive effect.

For the purpose of the Treaty, U.S. owners of Air France-KLM ADSs will be treated as owners of Air France-KLM shares underlying those ADSs. There are currently no procedures available for holders that are not

U.S. residents to claim tax treaty benefits in respect of dividends received on Air France-KLM ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of Air France-KLM ADSs.

This discussion does not address the treatment of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

Your individual circumstances may affect the tax consequences of the ownership and disposal of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs to you, and your particular facts or circumstances are not considered in the discussion below. You should consult your own tax advisor regarding the French tax consequences of the ownership and disposition of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs in light of your particular circumstances. In particular, you should confirm whether you are eligible for the benefits of the Treaty with your advisor and should discuss any possible consequences of failing to be so eligible. You should also consult your tax advisor to discuss the consequences on you of the repeal of the avoir fiscal and précompte mechanisms, as described below, in light of your particular circumstances.

French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs

Taxation of Dividends – Withholding Tax

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as Air France-KLM) to shareholders who are not residents of France for French tax purposes.

However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an eligible U.S. holder.

Under the Treaty, an eligible U.S. holder is a U.S. holder whose ownership of Air France-KLM shares or ADSs is not attributable to a permanent establishment or fixed base in France and who is:

•	an individual or other non-corporate holder, or

•	a corporation that does not own, directly or indirectly, 10% or more of the capital of Air France-KLM, provided in each case that such holder:

•	is a resident of the United States under the Treaty,

•	is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and

•	complies with the procedural rules described below.

If a U.S. holder is a corporation that owns, directly or indirectly, 10% or more of our capital, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met.

Pursuant to a French administrative instruction 4 J-1-94 dated May 13, 1994, dividends paid in cash or in the form of Air France-KLM shares to an eligible U.S. holder who is entitled to the avoir fiscal (as discussed below) is no longer subject to French withholding tax at a rate of 25% (with this tax reduced at a later date to

15%, subject to filing formalities), but is immediately subject to the reduced rate of 15%, provided that the holder establishes before the date of payment that he is a resident of the United States under the Treaty. The French tax authorities have indicated that the provisions of the aforementioned instruction shall apply to the dividends paid in 2004 to recipients, whether individuals or legal entities, that are resident for tax purposes in a State that has entered into a tax treaty with France providing for the transfer of the avoir fiscal, which is the case of the Treaty (administrative instruction 4 J-1-04 dated April 5, 2004). Accordingly, the dividends paid in 2004 by Air France to an eligible U.S. holder may be immediately subject to the reduced withholding tax rate, subject to compliance with the filing requirements described below under “Taxation of Dividends — Procedure to Obtain Treaty Benefits”. The French tax authorities have not yet issued any guideline regarding distributions to be made as from 2005.

Taxation of Dividends – Avoir Fiscal and Précompte

Investors should note that the Finance Act for 2004 (loi de finances pour 2004) provides for the repeal of the avoir fiscal and précompte mechanisms, as described below. At the date of this prospectus, the French tax authorities have not yet issued any guidelines commenting on the repeal of these mechanisms or the new tax regime applicable to distributions and their consequences for non-French residents. The tax treatment of distributions made to non-French residents, as described in this discussion, is therefore subject to confirmation by the French tax authorities.

For the purposes of this sub-section, the term dividends means distributions which have the characteristics of dividends within the meaning of the French administrative instruction 4-J-2-01 dated December 14, 2001. According to that instruction, the avoir fiscal is exclusively attached to distributions that are duly made pursuant to a decision of the competent corporate bodies in accordance with the French laws and regulations applicable to dividend distributions. Only those distributions may give rise, as the case may be, to a payment of the précompte.

The précompte is an equalization tax payable by a French corporation in respect of any amounts distributed as a dividend out of profits which:

•	have not been subject to French corporate income tax at the standard corporate income tax rate,

•	are distributed from the long-term capital gains reserve, or

•	were earned and taxed more than five years before the distribution,

The précompte is paid at the time of such dividend distribution and is generally equal to 50% of the net dividend distributed, except that, when a dividend is distributed from the long-term capital gains reserve, the précompte is equal to the difference between a tax based on the regular corporate tax rate applied to the amount of the declared dividend and the taxes previously paid by the corporation on the income being distributed. The amount of any précompte would be charged to shareholders’ equity as part of the dividend distribution.

Under French domestic law, including the provisions of the Finance Act for 2004 (loi de finances pour 2004):

•	French individual residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid in cash or in the form of shares by a French corporation before January 1, 2005, but dividend distributions made as from that date shall carry no avoir fiscal; however, for distributions received as from January 1, 2005, French individual residents will be entitled to a tax credit equal to 50% of the dividend received (the 50% Tax Credit). The 50% Tax Credit will have a cap of €230 for married couples and for members of a civil union agreement (pacte civil de solidarité under Article 515-1 of the French Civil Code) who are subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation;

•	subject to certain holding requirements, certain French corporations holding a 5% or more controlling interest (participation) in the distributing company are entitled to an avoir fiscal equal to 50% of the dividend, but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005;

•	other French residents are entitled to an avoir fiscal equal to 10% of the dividend (plus an additional payment equal to 80% of any précompte actually paid in cash by the distributing corporation), but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005.

Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal or the 50% Tax Credit.

Under the Treaty, an eligible U.S. holder who receives dividends paid by a French company (such as Air France-KLM) that, if received by a resident of France, would entitle such U.S. holder to an avoir fiscal is generally entitled to a payment from the French Treasury that is the equivalent of an avoir fiscal. That payment is made by the French Treasury not earlier than the January 15 following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for that payment in accordance with the procedures described below.

However, the following are certain limitations to the availability of the avoir fiscal under the Treaty:

•	An avoir fiscal is generally only granted if the eligible U.S. holder is subject to U.S. federal income tax on both the dividend and the avoir fiscal.

•	A partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit), in its capacity as an eligible U.S. holder, is entitled to an avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves eligible U.S. holders (other than a regulated investment company) and are themselves subject to U.S. federal income tax on their respective shares of both the dividend and the avoir fiscal.

•	The eligible U.S. holder, where required by the French tax administration, must show that he or she is the beneficial owner of the dividends received from Air France-KLM and that the holding of the Air France-KLM shares or ADSs does not have as one of its principal purposes to allow another person to take advantage of the grant of an avoir fiscal under the Treaty.

•	If the eligible U.S. holder is a regulated investment company, it should not own, directly or indirectly, 10% or more of our capital. This rule only applies if less than 20% of the shares of the regulated investment company are beneficially owned by persons who are neither citizens nor residents of the United States under the Treaty.

Under the Treaty, any payment of an avoir fiscal to an eligible U.S. holder is subject to the 15% dividend withholding tax.

In addition, under the Treaty, an eligible U.S. holder that is not entitled to an avoir fiscal generally may obtain from the French tax authorities a refund of any précompte paid by us with respect to the dividends distributed if he or she is the beneficial owner of those dividends.

Pursuant to the Treaty, the amount of the précompte refunded to eligible U.S. holders is reduced by the 15% French withholding tax applicable to dividends and a partial avoir fiscal, if any. An eligible U.S. holder is only entitled to a refund of the précompte actually paid in cash by us and is not entitled to a refund of any précompte paid by us by offsetting French and/or foreign tax credits.

However, the Finance Act for 2004 (loi de finances pour 2004) provides that any distributions made as from January 1, 2005 will not trigger the payment of any précompte.

As a consequence of the above:

•	U.S. eligible individual holders should be entitled under the Treaty to a payment from the French tax authorities equal to the avoir fiscal or, as the case may be, the refund of the précompte (less, in each case, a 15% withholding tax) in respect of dividends that we may pay before January 1, 2005. They should not be entitled to any such payment or refund in respect of dividends that Air France may pay as from that date. However, they should be entitled to a refund of the 50% Tax Credit, subject to the same limitations as applicable to the refund of the avoir fiscal, as well as to certain filing requirements, although the French tax authorities have not issued any guidelines commenting thereon; and

•	U.S. eligible non-individual holders should not be entitled to the refund of the avoir fiscal in respect of dividends that we may pay in 2004, since, under French administrative practices, the avoir fiscal refund would not be payable before January 15, 2005 and the Finance Act for 2004 (loi de finances pour 2004) terminates any payment of an avoir fiscal to persons other than individuals after January 1, 2005. However, although they should be entitled under the Treaty to a refund of the précompte, if any, (less a 15% withholding tax) in respect of dividends that we may pay in 2004, they will not be entitled to any such refund in respect of dividends that we may pay as from January 1, 2005.

Taxation of Dividends – Procedure to Obtain Treaty Benefits

Eligible U.S. holders must follow certain procedures in order to be eligible for the 15% dividend withholding tax and to receive, if applicable, a refund of the avoir fiscal or the précompte (less the 15% withholding tax on that amount) under the Treaty.

An eligible U.S. holder entitled to an avoir fiscal who wishes to obtain a reduced withholding rate at source must:

•	complete a French form RF1 A E.U. no. 5052, entitled “Application for Refund”,

•	have the form certified by the U.S. financial institution that is responsible for the administration of the Air France-KLM shares or ADSs of that eligible U.S. holder, and

•	file the form with Air France-KLM or the French person in charge of the payment of dividends on the Air France-KLM shares, such as the French paying agent, in the case of Air France-KLM shares, or with the depositary in the case of Air France-KLM ADSs, before the date of payment of the relevant dividend. An eligible U.S. holder that is a regulated investment company must also be identified as such on a list provided annually by the U.S. Internal Revenue Service. However, if an eligible U.S. holder is not able to complete, have certified and file the Application for Refund before the date of payment of the dividend, that eligible U.S. holder may still benefit from the reduced 15% withholding tax rate if the U.S. financial institution that is responsible for the administration of that holder’s Air France-KLM shares or ADSs provides us or the French paying agent with certain information with respect to that eligible U.S. holder and his or her holding of Air France-KLM shares or ADSs before the date of payment of the relevant dividend. Whichever procedure is followed, the avoir fiscal is not paid by the French Treasury earlier than the January 15 following the close of the calendar year in which the relevant dividend is paid.

If either of the procedures described above has not been followed before a dividend payment date or is not available to an eligible U.S. holder, we or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the eligible U.S. holder will be entitled to claim a refund of the excess withholding tax and the payment of the related avoir fiscal by filing the Application for Refund with the depositary or the French paying agent early enough to enable them to forward that application to the French tax administration before December 31 of the year following the calendar year in which the related dividend was paid.

The depositary will provide to all U.S. holders of Air France-KLM ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. holders of Air France-KLM ADSs and returned to the depositary in sufficient time to effect the filing.

An eligible U.S. holder entitled to the refund of the précompte must apply for the refund by filing a French Treasury form RF 1 B E.U. no. 5053 before the end of the calendar year following the year in which the dividend is paid. The form RF 1 A E.U. no. 5052 and RF 1 B E.U. no. 5053 and their respective instructions are available at the centre des impôts des non-résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France).

The French tax authorities have not yet issued any guidance in respect of the refund of the 50% Tax Credit to individuals who are not French resident for tax purposes. It is expected that the procedure to obtain such a refund would imply cumbersome filing requirements.

Special Rules for Certain Tax-Exempt Shareholders

Under the Treaty, special rules apply to:

•	any eligible pension fund, which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of our capital,

•	any eligible not-for-profit organization, which is a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of our capital, and

•	any individual holding shares in a retirement plan, meaning an individual who is a resident of the United States under the Treaty and who owns Air France-KLM shares or ADSs through an individual retirement account, a Keogh plan or any similar arrangement and who does not own, directly or indirectly, 10% or more of our capital. (Eligible pension funds, eligible not-for-profit organizations and individuals holding shares in a retirement plan are referred to collectively as eligible tax-exempt holders.)

Eligible tax-exempt holders are generally entitled under the Treaty to a reduced withholding tax rate of 15% on dividends distributed by us.

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, individuals holding Air France shares or ADSs in a retirement plan should be entitled under the Treaty to a payment from the French tax authorities equal to 30/85ths of the gross avoir fiscal (less a 15% withholding tax) in respect of dividends that we may pay before January 1, 2005, notwithstanding the general requirement described above that the holder be subject to U.S. tax on both the dividend and the avoir fiscal. However, they should not be entitled to any such payment in respect of dividends that we may pay as from that date.

Other eligible tax-exempt holders (pension funds and not-for-profit organizations) should not be entitled to the refund of the avoir fiscal in respect of dividends we may pay to those holders in 2004 or later, since, under French administrative practices, the avoir fiscal refund would not be payable before January 15, 2005 and the

Finance Act for 2004 (loi de finances pour 2004) terminates any payment of an avoir fiscal to persons other than individuals after January 1, 2005.

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, an eligible tax-exempt holder that is not entitled to the payment of the partial avoir fiscal from the French Treasury should obtain a refund of the précompte actually paid in cash by us in respect of the dividend distribution (less a 15% withholding tax). Where such an eligible tax-exempt holder is entitled to the payment of a partial avoir fiscal, such refund of the précompte shall be reduced by the amount of the payment of the partial avoir fiscal.

The eligible tax-exempt holder, where required by the French tax administration, must show that it is the beneficial owner of the dividends received from us and that the holding of the Air France-KLM shares or ADSs does not have as one of its principal purposes to allow another person to take advantage of the grant of a partial avoir fiscal under the Treaty.

Eligible tax-exempt holders generally must follow the procedures set forth above under “—Taxation of Dividends—Procedure to Obtain Treaty Benefits”. Nevertheless, the existing French forms do not take into account the special tax treatment applicable to eligible tax-exempt holders with respect to the payment of a partial avoir fiscal and the refund of the précompte. Certain eligible tax-exempt holders may also be required to provide written evidence certified by the U.S. Internal Revenue Service of their status under U.S. federal income tax law. As a consequence, eligible tax-exempt holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

Tax on Sale or Redemption of Air France-KLM Shares or ADSs and Air France-KLM Warrants or ADWs

Under the Treaty, no French tax is levied on any capital gain derived from the sale of Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs by a U.S. holder who:

•	is a resident of the United States under the Treaty,

•	is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty, and

•	does not have a permanent establishment in France to which the Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs are attributable or, in the case of an individual, who does not maintain a fixed base in France to which the Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs are effectively connected.

Under French domestic tax law, any gain realized by a shareholder on a redemption of Air France-KLM shares by Air France-KLM generally will be treated as a dividend and will be subject to French dividend withholding tax as described above under “—Taxation of Dividends—Withholding Tax”, unless all our accumulated earnings and profits, as determined for French tax purposes, have been distributed to our shareholders before such redemption. Any such redemption generally would not entitle the shareholders to the avoir fiscal and would not trigger the précompte.

French Transfer and Stamp Taxes

Transfers of Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs will not be subject to French transfer taxes unless, in the case of Air France-KLM shares and/or ADSs, the transfer is effected by means of a written agreement that is executed or enforced in France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1%, up to a maximum of €3,049 per transaction.

In certain cases, a stock exchange stamp tax may also be payable.

French Estate, Gift and Wealth Taxes

Transfers of Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs by gift by, or by reason of death of, a U.S. holder that would be subject to French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 unless:

•	the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or the time of his or her death, or

•	the Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs were used in, or held for use in, the conduct of business through a permanent establishment or a fixed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. holders that are not individuals or in the case of natural persons, who own alone or with their parents, directly or indirectly, Air France-KLM shares or ADSs representing the right to less than 25% of Air France-KLM’s profits.

U.S. Federal Income Tax Considerations

The following describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs by a U.S. holder (as defined below). This discussion deals only with U.S. holders that hold Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that currently or during the past five years own or have owned directly, or indirectly by attribution, 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). Moreover, this description does not address the U.S. federal estate and gift tax consequences of the ownership and disposition of the Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs.

As used herein, the term “U.S. holder” means a beneficial owner of Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes. A “Non-U.S. holder” is a holder that is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership that holds Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs by the partnership.

This discussion assumes that Air France-KLM is not a passive foreign investment company (a PFIC) for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result to U.S. holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and France (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The discussion of U.S. federal income tax consequences set forth below is not tax advice. All prospective purchasers should consult their tax advisors as to the particular tax consequences to them of owning the Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs will be treated as the owner of the corresponding number of Air France-KLM ordinary shares held by the depositary, and references herein to Air France-KLM shares refer also to the ADSs representing the Air France-KLM shares.

Dividends on Shares or ADSs

General

Distributions (including the amount of any avoir fiscal or précompte or the 50% Tax Credit paid to a U.S. holder, as discussed below under “—Effect of French Withholding Taxes”) paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares and thereafter as capital gain.

For taxable years beginning on or before December 31, 2008, dividends paid by us will be taxable to a non-corporate U.S. holder at the special reduced rate normally applicable to capital gains, provided the shares are readily tradeable on a U.S. securities market or we qualify for the benefits of the Treaty. A U.S. holder will be eligible for this reduced rate only if it has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if this change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 day before the ex-dividend date.

Foreign Currency Dividends

Dividends on Air France-KLM shares paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the depositary, regardless of whether the euro are converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received by the depositary, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of French Withholding Taxes

As discussed above in “— French Tax Consequences of Owning and Holding of Air France-KLM Shares and ADSs and Air France-KLM Warrants or ADWs — Taxation of Dividends”, U.S. holders will be subject to French withholding taxes on dividends and, if applicable, payments of related avoir fiscal, précompte or the 50% Tax Credit received from us or the French tax authorities. Under the Treaty, the rate of withholding tax applicable to U.S. holders that are eligible for benefits under the Treaty (eligible U.S. holders) is reduced to a maximum of 15%. For the procedure for claiming treaty benefits, please see “French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs and Air France-KLM Warrants or ADWs — Taxation of Dividends — Procedure to Obtain Treaty Benefits”.

A U.S. holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend or payment of avoir fiscale, précompte, or the 50% Tax Credit. Eligible U.S. holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several baskets, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the passive income basket. If a U.S. holder receives a dividend from us that qualifies for the reduced rate described above under “Dividends-General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. holder (i) has not held the shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) holds the shares in arrangements in which the U.S. holder’s expected profit is insubstantial.

U.S. holders that are accrual basis taxpayers must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. holder’s U.S. federal income tax liability attributable to a dividend.

U.S. holders should read the Section entitled “French Taxation – Taxation of Dividends – Avoir Fiscal and Précompte” for a description of the avoir fiscal, précompte, the repeal of these provisions and their eligibility for the 50% Tax Credit (described above under “Taxation – French Taxation – Taxation of Dividends – Avoir Fiscal and Précompte”) after that date.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes and receiving a dividend from us that is eligible for the special reduced rate described above under “Dividends-General”.

Exchange of Air France-KLM ADSs for Shares

In the case of a U.S. holder that elects to withdraw shares from the deposit arrangement, no gain or loss will be recognized upon the exchange of Air France-KLM ADSs for the U.S. holder’s proportionate interest in shares. A U.S. holder’s tax basis in the withdrawn shares will be the same as the U.S. holder’s tax basis in the Air France-KLM ADSs surrendered, and the holding period of the shares will include the holding period of the Air France-KLM ADSs.

Sale or Other Disposition of Air France-KLM Shares or ADSs

Upon a sale or other disposition of Air France-KLM shares or ADSs (other than an exchange of ADSs for shares), a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. holder’s adjusted tax basis in the Air France-KLM shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Air France-KLM shares or ADSs exceeds one year. However, in the case of Air France-KLM shares or ADSs regardless of a U.S. holder’s actual holding period, any loss will be long-term capital loss to the extent the U.S. holder receives a dividend that qualifies for the reduced rate described above under “Dividends – General”, and exceeds 10% of its basis in the Air France-KLM shares or ADSs. For a non-corporate U.S. holder, the maximum long-term capital gains rate for taxable years that begin no later than December 31, 2008 is 15%.

Any gain or loss will generally be U.S. source.

Exercise, Lapse or Sale or Other Disposition of Air France-KLM Warrants or ADWs

Upon exercise of an Air France-KLM warrant or ADW, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes. A U.S. holder’s holding period for the Air France-KLM shares or ADSs received upon exercise of the Air France-KLM warrant or ADW generally will not include the period during which such U.S. holder owned the Air France-KLM warrants or ADWs. The U.S. federal income tax consequences of owning Air France-KLM shares or ADSs acquired pursuant to the exercise of Air France-KLM warrants or ADWs will generally be as described above.

If a U.S. holder’s Air France-KLM warrants or ADWs lapse, then the U.S. holder will generally be entitled to a capital loss equal to the U.S. holder’s adjusted tax basis in the Air France-KLM warrants or ADWs. The sale, exchange or other disposition of an Air France-KLM warrant or ADW will generally result in the recognition of capital gain or loss to a U.S. holder in an amount equal to the difference between the amount realized and such U.S. holder’s adjusted tax basis in the Air France-KLM warrant or ADW. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in Air France-KLM warrants or ADWs exceeds one year.

A U.S. holder’s adjusted tax basis in an Air France-KLM warrant or an ADW will generally be equal to the cost of the Air France-KLM warrant or ADW or, in the case of a holder that received the warrant or ADW pursuant to the exchange of KLM ordinary shares or KLM New York Registry Shares, the fair market value of such warrant or ADW at the time of the exchange.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Air France-KLM shares and ADSs will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding.

Payments of dividends and other proceeds with respect to Air France-KLM shares and ADSs to a Non-U.S. holder will not be subject to backup withholding tax and information reporting requirements if appropriate certification (Form W-8BEN or some other appropriate form) is provided by the holder to the payor and the payor does not have actual knowledge that the certificate is false.

All holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Documents on Display

Our files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Our SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

Statement on Corporate Governance as Required by Section 303A-11 of the New York Stock Exchange’s Listed Company Manual

The following is a brief explanation of the principal ways in which our corporate governance practices differ from the New York Stock Exchange corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Air France-KLM has securities publicly listed and traded on markets in France (Euronext Paris), in the Netherlands (Euronext Amsterdam) and in the United States (the NYSE).

Air France-KLM’s Board of Directors currently comprises 20 members. Contrary to the laws applicable to U.S. companies, the term “independent director” does not have a legal definition under French law. The Bouton Report of 2003 on Corporate Governance defines a non-executive director as a director who “has no relations of any kind with the Group or its management, which could impede the free exercise of his/her judgment.” The Board of Directors has not yet designated as non-executive directors the directors who meet the criteria of the Bouton Report, although we believe that eight of the current 20 directors meet the criteria of the Bouton Report. The French State currently has the right to appoint eight directors to the Board of Directors, representing its proportional shareholding. Should the shareholding of the French State fall below 20%, we expect the number of directors to appointed by the French State to be reduced to four.

Air France-KLM has several specialized committees to support the decision-making process of the Board of Directors, including a Compensation and Nomination Committee consisting of three members, an Audit Committee consisting of five members (including one director appointed by the French State) and a Strategy Committee consisting of seven members (including two directors appointed by the French State). Under French law, Board committees are advisory only, while under the NYSE rules, specific committees are vested with certain powers that in France remain with the Board. Under French corporate law, shareholders must appoint Air France-KLM’s auditors at annual shareholder meetings. Air France shareholders receive the proposals for such appointments from the Board of Directors, who in turn receive recommendations from the Audit Committee. We believe that the requirements of French law, including the requirement that two statutory auditors must be appointed by the shareholders, achieve the NYSE’s objectives for auditor independence.

In order to emphasize our commitment to promoting transparency and compliance with rules and regulations, and in line with the NYSE Listed Company Manual, we have adopted a written Code of Ethics applicable to the Chief Executive Officer, the Deputy Chief Executive Officer, acting Chief Financial Officer and acting Chief Accounting Officer as well as a Compliance Code for market transactions applicable to all directors.

Air France-KLM is currently in the process of determining its final management structure. It is contemplated that for an interim period, key management positions, including chief financial officer and investor relations officer will be occupied by full time or part time secondments of Air France or KLM employees to Air France-KLM. For further details on the current management structure of Air France-KLM, see “Item 6: Directors, Senior Management and Employees – Air France-KLM Corporate Governance Arrangements”.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

General

We are inevitably exposed to price and currency fluctuations given the international nature of its business. We hedge our expected exposure to fluctuations in foreign exchange and interest rates on a case-by-case basis and seek to hedge a significant part of our expected exposure to fluctuation in fuel prices. The decision to hedge is taken by our management on a centralized basis based on the nature and significance of the potential risks involved. Our objective with respect to hedging transactions is to safeguard budgeted margins.

We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies.

As part of our treasury and fuel risk management program, we selectively use derivative financial and commodity instruments in order to reduce our exposure to fluctuations in market rates and prices. We use derivatives only for the purposes of hedging identified exposures and do not invest in derivatives for trading or speculative purposes. The instruments used include swaps, forward contracts, and options in the currency, interest rate and fuel markets.

Exchange Rate Risk

We seek to reduce our foreign exchange exposure arising from:

•	Current Operations. Although our reporting currency is the euro, part of our cash flow is denominated in other currencies, such as the U.S. dollar, the Japanese yen, the British pound sterling and the Swiss franc. Our commercial activities also generate and incur income and expenses in foreign currency. Our policy is to hedge selected exchange risks relating to forecast cash surpluses or shortfalls in various currencies (e.g. the U.S. dollar, the Japanese yen, and non-euro European currencies). Hedging takes the form of forward sales or purchases and/or option-based strategies.

•	Acquisitions of Flight Equipment. Capital expenditure for flight equipment is denominated in U.S. dollars. We hedge on the basis of projected fluctuations in the U.S. dollar via forward sales and purchases and/or option-based strategies.

•	Long-Term Debt and Capital Leases. A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The table below provides information about Air France’s foreign exchange derivatives as at March 31, 2004 and presents such information in euro equivalents. The table presents the notional amounts by contractual maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

	At March 31, 2004
	Maturities of notional contract values
	2004	2005	2006	2007	2008	> 5 years	Total	Fair Value
	(in € millions)
Foreign Exchange Derivatives
Forward contract purchases
U.S. dollar (USD)	592	238	152	148	144	—	1,274	0.45
Forward contract sales
Swiss franc (CHF)	57	—	—	—	—	—	57	4.76
Currency option sold
Japanese yen (JPY)	0	—	—	—	—	—	0	—
Collar purchased
U.S. dollar (USD)	227	—	—	—	—	—	227	4.86
British pound (GBP)	45	—	—	—	—	—	45	0.33
Currency swaps
Japanese yen (JPY)	66	43	15	—	—	—	124	16.2
U.S. dollar (USD)	0	—	—	—	—	—	0	—
Swiss franc (CHF)	0	—	—	—	—	—	0	—

Interest Rate Risk

To manage interest rate risk on short-term and long-term borrowings, we use instruments with certain nominal and fair values as of the balance sheet dates.

The table below provides information about Air France’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity dates and related weight average interest rates. For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average fixed interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weight average floating rates are based on effective rates at March 31, 2004.

	At maturity March 31, 2004
	Maturities of notional contract values
	Average Rate	2004	2005	2006	2007	2008	> 5 years	Total	Fair Value
	(in € millions)
Liabilities
Long-term debt		429	523	600	312	435	1,792	4,091	4,112
Fixed rate portion	6.25%	192	152	788	138	59	236	964	985
Floating rate portion	2.84%	237	371	412	174	376	1,556	3,127	3,127
Short-term borrowings	2.04%	289	—	—	—	—	—	289	289

	At maturity March 31, 2004
	Maturities of notional contract values
	Average Rate	2004	2005	2006	2007	2008	> 5 years	Total	Fair Value(1)
	(in € millions)
Interest Rate swaps
Pay fixed rate (euro)	4.38%	100	140	167	68	361	269	1,105	(40)
Receive fixed rate (euro)	4.51%	5	1	—	—	165	—	172	—

Notes:

(1)	The fair values of the swaps have been calculated using the marked-to-market value provided by the banks.

Interest rate swaps have different objectives:

•	Hedging price risk relating to fixed-rate short- and long-term debt and capital leases. By contracting for a fixed-rate debt, a company is exposed to an opportunity risk if the rate falls. Given the current position of market rates in comparison with fixed contractual rates on certain of its short- and long-term debt and capital leases, we have entered into a number of fixed- to floating-rate swaps; and

•	Hedging of cash flow risk relating to floating-rate short- and long-term debt and capital leases. We have sought to fix the rate of certain floating-rate debt and thus have entered into a number of floating- to fixed-rate swaps.

Commodity Risk – Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 36 months. The table below provides information about Air France’s swaps and options to manage commodity risks as at March 31, 2004.

	At March 31, 2004
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in € millions)
Swaps	25	—	25	5.0
Options	451	391	842	149

Insurance Risk

Air France has a civil liability insurance policy on behalf of itself and its French and European airline subsidiaries, covering damage to aircraft, liability for passengers and general liability to third parties resulting from its air transport activities. The policy covers liability up to a maximum of $1.5 billion. Société Air France and its French subsidiaries have also subscribed for additional insurance coverage for liability to third parties up to $500 million and for specific guarantees for damage caused to third parties resulting from war or terrorist acts in the amount of $1 billion.

Finally, as part of our risk management strategy, Air France has insured its industrial sites, equipment and ancillary air transport activities for amounts based on coverage levels available in the market and our ability to quantify risks reasonably. Air France also has a number of specific or local policies as required by regulations in various countries in which it maintains a representative office.

Counterparty Risk

We are exposed to credit risk in the event of a counterparty’s default. We attempt to limit our exposure to counterparty risk by rigorously selecting the counterparties with which we trade, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. We believe we has no material concentration of risk with any counterparty and do not anticipate any third party default that might have a significant impact on our financial position and results of operations.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	We have carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and acting chief financial officer, of the effectiveness of the design and operation of Air France’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and acting chief financial officer concluded that, as of March 31, 2004 Air France’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Air France in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2005.

(c)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2005.

There has been no change in Air France’s internal control over financial reporting that occurred during the financial year ended March 31, 2004 that has materially affected Air France’s or is reasonably likely to materially affect our internal control over financial reporting. We are currently in the process of implementing, additional measures relating to our internal control procedures over financial reporting in order to meet new requirements under French law and in preparation for the additional requirements of the rules implemented under the Sarbanes-Oxley Act of 2002.

Pursuant to the French Financial Security Act of August 1, 2003 (loi de sécurité financière), the chairman of the board of directors of Air France-KLM is required to deliver a special report to the general shareholders’ meeting regarding corporate governance practices, the status of the internal control procedures implemented by Air France-KLM and the restrictions that the Air France-KLM board of directors has placed on the powers granted to the chief executive officer. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending March 31, 2006.

Item 16: [Reserved]

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Pierre Richard, Floris Maljers, Jean-François Dehecq and Denis Samuel-Lajeunesse are each an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

Item 16B: CODE OF ETHICS

We have a code of ethics that applies to our chief executive officer, chief operating officer, chief financial officer and chief accounting officer. A copy of our code of ethics is available on our website at www.airfrance.com.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu and KPMG S.A. have served as Air France’s independent auditors for each of the financial years in the two-year period ended March 31, 2004, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by Deloitte Touche Tohmatsu and KPMG S.A. for each of the financial years ended March 31, 2004, and March 31, 2003:

	2004		2003
	Deloitte Touche Tohmatsu	KPMG S.A.	Deloitte Touche Tohmatsu	KPMG S.A.
Audit Fees(1)	4,053	3,889	675	775
Audit-Related Fees(2)	223	143	19	—
Tax Fees(3)	13	—	20	—
All Other Fees	—	—	—	—

Total	4,289	4,032	715	775

Notes:

(1)	In 2004, audit fees consist of (i) fees for assurance and related services to the performance of the audit or limited review of the financial statements conducted in accordance with auditing standards applicable in France for the year ended March 31, 2004, (ii) fees for assurance and related services to the performance of the audit or review of financial statements conducted in accordance with auditing standards applicable in the United States of America for the year ended March 31, 2004, 2003, 2002 and 2001 in connection with the financial statements to be included in regulatory filings with the SEC of a Form F-4 and an Annual Report on Form 20-F, and (iii) professional services provided in connection with regulatory filings with the U.S., French and Dutch authorities, including consents and activities associated with registration of securities with the SEC and other services related to SEC matters due to the Air France-KLM combination.
(2)	As of March 31, 2004, audit related fees comprised primarily fees incurred in connection with internal control reviews carried out in connection with French law requirements (the “Loi de Sécurité financière”) and in connection with the transition to International Financial Reporting Standards (IFRS).
(3)	Tax Fees include services rendered in connection with social taxes by an affiliate firm of Deloitte that is currently in the process of being separated from Deloitte in France.

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, to the extent permitted by French law, for reviewing our consolidated accounts, principal financial risks, the results and scope of the internal audit, as well as reviewing the audit program, the conclusions and the recommendations of the statutory auditors. The audit committee also supervises the procedures designed to ensure compliance with stock exchange regulations.

On September 21, 2004, our audit committee adopted a policy for the approval and tracking of auditor services to enter into effectiveness on September 30, 2004. This policy identifies the guiding principles that must be considered by the audit committee in approving services to ensure that the independent auditor’s independence is not impaired; describes the audit, audit related, tax and other non-audit services that may and may not be provided; and sets forth the pre-approval requirements for all permitted services. The policy provides for general pre-approval of certain audit-related services up to €150,000 and certain pre-tax services up to €50,000. Specific pre-approval is required for engagements exceeding that amount and for all other permitted services. A copy of this policy is available on our website at www.airfrance.com.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 17: FINANCIAL STATEMENTS

Not applicable.

Item 18: FINANCIAL STATEMENTS

The consolidated financial statements appear on pages F-1 to F-230 and include:

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Exhibit Description
1.1*	English translation of Articles of Association of Air France-KLM, as amended to date.

2.1	Form of American Depositary Receipt representing Air France-KLM’s American Depositary Shares, each evidencing the right to receive one Air France-KLM ordinary share (nominal value €8.50 per share).(1)

2.2	Form of ADS Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (SEC File no. 333-114197) filed by Air France with the Securities and Exchange Commission on April 5, 2004).(2)

2.3	Form of American Depositary Warrant Receipt representing Air France-KLM’s warrants, each evidencing the right to receive one Air France-KLM warrant.(3)

2.4	Form of ADW Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Warrants issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6/A (SEC File no. 333-114204) filed by Air France with the Securities and Exchange Commission on April 27, 2004).(2)

4.1	Framework Agreement, dated as of October 16, 2003, by and between Air France and KLM.(2)

4.2	Purchase Agreement No. 337.0022/00 between Airbus Industrie and Air France relating to Model A330-200 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)

4.3	Purchase Agreement No. 337.0023/99 between Airbus Industrie and Air France relating to Model A318 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)

4.4	Purchase Agreement No. 337.0033/01 between Airbus Industrie and Air France relating to Model A380 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)

4.5	Purchase Agreement No. 1966 between The Boeing Company and Air France relating to Model 777-200/300 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)

4.6	Purchase Agreement No. 2344 between The Boeing Company and Air France relating to Model 747-400 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)

4.7	Form of Employment Agreement between KLM and members of its Board of Management.(4)

4.8	A330 Purchase Agreement dated November 13, 2002, between Airbus and KLM.(4)

4.9	Purchase Agreement No. 2399, including exhibits and side letters thereto, dated August 19, 2002, between KLM and Boeing relating to the purchase of Boeing 777 aircraft.(4)

8.1	Subsidiaries of Air France (included in note 32 to the consolidated financial statements of Air France).

12.1*	Certification of Chief Executive Officer.

12.2*	Certification of acting Chief Financial Officer.

13.1*	Certification of Chief Executive Officer.

13.2*	Certification of acting Chief Financial Officer.

*	Filed herewith.
(1)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114197).
(2)	Incorporated by reference to the registration statement on Form F-4 (Registration No. 333-114188), filed with the Securities and Exchange Commission on April 30, 2004.
(3)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114204).
(4)	Incorporated by reference to KLM Royal Dutch Airlines’ annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission on June 19, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIR FRANCE-KLM

/s/ Jean-Cyril Spinetta
Name: Jean-Cyril Spinetta
Title: Chief Executive Officer
Date: September 29, 2004

AIR FRANCE S.A. AND SUBSIDIARIES

AIR FRANCE S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Stockholders and the Board of Directors of Air France S.A.:

We have audited the accompanying consolidated balance sheets of Air France S.A. and its subsidiaries (the “Company”) as of March 31, 2004 and 2003 and the related consolidated statements of income, cash flows and change in stockholders’ equity, for the two years then ended, all expressed in euros. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Air France S.A. and its subsidiaries as of March 31, 2004 and 2003 and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in France.

Without qualifying the conclusion expressed above, we draw attention to the changes in accounting principles under French Generally Accepted Accounting Principles described in Note 2.1 to the consolidated financial statements that relate to:

•	the adoption as of April 1, 2002 of the approach by component for the recognition of costs related to major airframe inspections and engine maintenance;

•	the adoption as of April 1, 2002 of the percentage of completion method with respect to the revenue recognition of all long-term contracts whose term exceeds six months;

•	the accounting as of April 1, 2003 for certain long-service awards following the recommendation of the French National Accounting Board (“Conseil National de la Comptabilité”).

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 35 to 38 to the consolidated financial statements.

/s/ for KPMG S.A.	/s/ for DELOITTE TOUCHE TOHMATSU

Paris la Défense and Neuilly-sur-seine, France

July 22, 2004 except for Notes 35 to 38 as to which the date is September 16, 2004

AIR FRANCE S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Air France S.A.:

We have audited the accompanying consolidated balance sheet of Air France S.A. and its subsidiaries (the “Company”) as of March 31, 2002 and the related consolidated statements of income, cash flows and change in stockholders’ equity, for the year then ended, all expressed in euros. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Air France S.A. and its subsidiaries as of March 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 35 to 38 to the consolidated financial statements.

/s/ for DELOITTE TOUCHE TOHMATSU

Neuilly-sur-seine, France

December 24, 2003

AIR FRANCE S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Years ended March 31,
		2004	2004	2003	2002
		(in $ millions)(a)	(in € millions)
Operating revenues	Note 4	15,165	12,337	12,687	12,528
External expenses	Note 5	(8,302)	(6,754)	(7,174)	(7,466)
Salaries and related costs	Note 6	(5,014)	(4,079)	(3,856)	(3,738)
Taxes other than income tax		(229)	(186)	(187)	(163)

Gross operating result		1,620	1,318	1,470	1,161

Charge to depreciation/amortization	Note 7	(1,455)	(1,184)	(1,195)	(972)
Charge to operating provisions, net	Note 7	(57)	(46)	(115)	(39)
Gain on disposal of flight equipment, net		9	7	30	78
Other operating income and charges, net	Note 8	54	44	2	7

Operating Income		171	139	192	235

Restructuring costs	Note 9	(27)	(22)	(13)	(11)
Net financial charges	Note 10	(74)	(60)	(85)	(112)
Gain on disposals of subsidiaries and affiliates, net	Note 11	6	5	4	24

Pre-tax income (loss)		76	62	98	136

Share in net income of equity affiliates		65	53	29	31
Amortization of goodwill	Note 14	(18)	(15)	(16)	(16)

Income (loss) before income tax and minority interests		123	100	111	151

Income tax	Note 12	(2)	(2)	13	5

Income (loss) before minority interests		120	98	124	156

Minority interests		(6)	(5)	(4)	(3)

Net Income (loss)		114	93	120	153

Earnings (loss) per share
basic	Note 13	0.53	0.43	0.55	0.70
diluted		0.53	0.43	0.55	0.70

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004

The accompanying notes are an integral part of these financial statements

AIR FRANCE S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

		Years ended March 31,
		2004	2004	2003	2002
		(in $ millions)(a)	(in € millions)
Consolidation goodwill	Note 14	117	95	112	125
Intangible fixed assets	Note 14	183	149	171	190
Flight equipment	Note 15	8,544	6,951	7,284	7,446
Other property and equipment	Note 15	1,174	955	878	847
Investments in equity affiliates	Note 16	413	336	316	303
Other investments	Note 16	329	268	260	237

Total fixed assets, net		10,760	8,754	9,021	9,148

Inventory	Note 17	186	151	220	266
Trade receivables	Note 18	2,029	1,651	1,432	1,495
Income tax receivable	Note 19	124	101	111	80
Other accounts receivable	Note 18	607	494	592	712
Marketable securities	Note 20	1,817	1,478	1,039	1,408
Cash		406	330	193	255

Total current assets		5,169	4,205	3,587	4,216

Total assets		15,929	12,959	12,608	13,364

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $ 1.2292 on March 31, 2004.

The accompanying notes are an integral part of these financial statements

AIR FRANCE S.A. AND SUBSIDIARIES

		Years ended March 31,
		2004	2004	2003	2002
		(in $ millions)(a)	(in € millions)
Common stock	Note 21	2,296	1,868	1,868	1,868
Additional paid-in capital	Note 21	321	261	261	261
Treasury stock	Note 21	(22)	(18)	(25)	—
Retained earnings	Note 21	2,409	1,960	1,887	1,813
Cumulative translation adjustment		(11)	(9)	3	19

Stockholders’ equity		4,993	4,062	3,994	3,961

Minority interests		28	23	33	29

Stockholders’ equity and minority interests		5,021	4,085	4,027	3,990

Provisions for liabilities and charges	Note 22	1,277	1,039	1,095	937
Short and long-term debt and obligations under capital leases	Note 23	5,384	4,380	4,147	4,616
Trade payables		1,507	1,226	1,375	1,525
Income tax liability	Note 24	26	21	5	22
Advance ticket sales and loyalty program	Note 25	1,239	1,008	901	1,024
Other payables	Note 26	1,475	1,200	1,058	1,250

Total liabilities		10,908	8,874	8,581	9,374

Total liabilities and stockholders’ equity		15,929	12,959	12,608	13,364

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $ 1.2292 on March 31, 2004.

The accompanying notes are an integral part of these financial statements

AIR FRANCE S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Before allocation of income	Number of shares comprising common stock	Common Stock (par value)	Addit- ional paid-in capital	Retained earnings	Treasury stock	Cumu- lative trans- lation adjust- ment	Total Stock- holders’ equity	Minority interests	Total Stock- holders’ equity and minority interests
	(in € millions, except shares and per share amounts)
March 31, 2001	219,780,887	1,868	261	1,723	—	22	3,874	25	3,899

Dividends paid	—	—	—	(61)	—	—	(61)	(5)	(66)
Translation differences	—	—	—	—	—	(3)	(3)	—	(3)
Net income	—	—	—	153	—	—	153	3	156
Changes in scope of consolidation	—	—	—	(2)	—	—	(2)	6	4

March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29	3,990

Dividends paid	—	—	—	(28)	—	—	(28)	(2)	(30)
Treasury stock	—	—	—	—	(25)	—	(25)	—	(25)
Impact of changes in accounting policies (cf Note 2.1)	—	—	—	(18)	—	—	(18)	—	(18)
Translation differences	—	—	—	—	—	(16)	(16)	(1)	(17)
Current year net income	—	—	—	120	—	—	120	4	124
Changes in scope of consolidation	—	—	—	—	—	—	—	3	3

March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027

Dividends paid	—	—	—	(17)	—	—	(17)	(3)	(20)
Treasury stock	—	—	—	1	7	—	8	—	8
Impact of changes in accounting policies (cf Note 2.1)	—	—	—	(4)	—	—	(4)	—	(4)
Translation differences	—	—	—	—	—	(12)	(12)	(3)	(15)
Current year net income	—	—	—	93	—	—	93	5	98
Changes in scope of consolidation	—	—	—	—	—	—	—	(9)	(9)

March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23	4,085

Proposed dividends	—	—	—	(17)	—	—	(17)	—	(17)

The accompanying notes are an integral part of these financial statements

AIR FRANCE S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended March 31,
	2004	2004	2003	2002
	(in $ millions)(a)	(in € millions)
Gross operating result	1,620	1,318	1,470	1,161
Other income (expenses)	(28)	(23)	(50)	(62)
Foreign exchange gains (losses)	4	3	(9)	(5)
Changes in working capital	66	54	(150)	97
Restructuring expenditure	(22)	(18)	(12)	(15)
Interest paid	(200)	(163)	(189)	(213)
Interest received	44	36	58	61
Income tax paid (received)	(7)	(6)	(3)	(7)

Cash flows from operating activities	1,477	1,201	1,115	1,017

Acquisitions of subsidiaries and affiliates, net of cash acquired	(12)	(10)	(46)	(27)
Purchase of tangible and intangible fixed assets	(1,560)	(1,269)	(1,410)	(1,448)
Disposals of subsidiaries and affiliates	30	24	8	59
Proceeds on disposal of tangible and intangible assets	481	391	357	454
Dividends received	18	15	17	7

Cash flows from investing activities	(1,044)	(849)	(1,074)	(955)

Issuance of common stock	—	—	5	1
New debts	1,108	901	834	884
Repayments of debts	(424)	(345)	(745)	(168)
Repayments of capital lease obligations	(187)	(152)	(508)	(157)
Net decrease (increase) in loans	(36)	(29)	(29)	(20)
Net decrease (increase) in short-term investments	43	35	62	201
Dividends paid	(30)	(24)	(34)	(66)

Cash flows from financing activities	474	386	(415)	675

Translation differences	(6)	(5)	(1)	—

Increase (decrease) in cash and cash equivalents (Note 31.1)	901	733	(375)	737

Opening cash and cash equivalents	826	672	1,047	310
Closing cash and cash equivalents	1,727	1,405	672	1,047

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $ 1.2292 on March 31, 2004.

The accompanying notes are an integral part of these financial statements

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1  Business description

As used herein, the term “société Air France” or “Air France S.A.” refers to Air France, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Company” or “Air France” refer to Air France S.A. together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering.

2  Accounting policies

The consolidated financial statements of the Company are prepared in accordance with French accounting regulations as applicable for the years ended March 31, 2004, 2003 and 2002.

The accompanying consolidated financial statements incorporate certain additional disclosures and reclassifications to conform to accounting principles generally accepted in the United States of America and Securities and Exchange Commission rules and regulations.

2.1  Changes in accounting methods

Changes in accounting principles for the year ended March 31, 2004

Accounting for long-service awards

The French National Accounting Board (Conseil National de la Comptabilité) issued a recommendation on April 1, 2003, excluding long-service awards (“médailles du travail”) from the scope of rules governing pension accounting, thereby associating them with regulation 2000-06 on liabilities. As such, all companies are required to record a provision in their statutory and consolidated accounts corresponding to the expected payments to be made as of January 1, 2004 with early application recommended. Air France has applied the provisions of regulation 2000.06 effective April 1, 2003. The impact of the first application is reflected in retained earnings for an amount net of tax of € 4 million.

Changes in accounting principles for the year ended March 31, 2003

Adoption of the approach by component for the recognition of maintenance operations on airframes and engines

Until March 31, 2002, the Company accrued in advance for estimated costs of major airframe maintenance. Engine maintenance, including the change of parts with limited useful lives, was expensed as incurred.

In accordance with the CNC (“Conseil National de la Comptabilité”) statements of July 25, 2002 and January 15, 2003 following the CRC (“Comité de la Réglementation Comptable”) regulation on liabilities applicable to fiscal years beginning on January 1, 2002, and the regulation on the depreciation, amortization and write-down of assets applicable to fiscal years beginning January 1, 2003, the Company (Air France SA and its air transport subsidiaries) adopted the component approach in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. This change

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

in accounting principle also resulted in the recognition of provisions for restitution for aircraft and engines under operating leases. Consequently, the accrual for airframe maintenance was eliminated as of March 31, 2003 and the accrual recognized as of March 31, 2002 was reversed to retained earnings. The component approach consists of allocating a portion of the cost of the aircraft to capitalized maintenance costs and amortizing them over the period between two maintenance operations. The retrospectively assessed impact of this change in method was recorded in retained earnings at the beginning of the period. The impact of this change in accounting principle resulted in a decrease in stockholders’ equity as of April 1, 2002 of €18 million and an increase in net income for the year ended March 31, 2003 of €13 million.

The Company was unable to assess the impact of the change in method on the financial statements for the period ended March 31, 2002 and, consequently, has not presented pro forma financial statements adjusted for the impact of the change in accounting principle on the prior period.

Adoption of the percentage of completion method for certain maintenance revenues

In connection with maintenance operations performed by the Company for third parties, the Company now recognized revenues using the percentage of completion method for all significant long-term contracts whose term exceeds six months. The change in method had no impact on the net income for the period ended March 31, 2003, nor on the opening stockholders’ equity as of April 1, 2002.

2.2  Consolidation principles

Companies under the Company’s control are fully consolidated.

Companies jointly controlled by a limited number of parties including the Company are proportionally consolidated.

Companies over which the Company has significant influence in terms of management and finance policy are accounted for under the equity method; significant influence in this case is deemed to exist where the Company holds 20% or more of voting rights.

Companies which meet the criteria highlighted above, but which are unlikely to be held for any significant length of time, are not consolidated. Companies in liquidation and/or located in countries from which fund transfers are not possible towards the parent company are also excluded from the scope of consolidation. The Group’s investment in such companies is stated at cost, net of any impairment provision where appropriate.

Affiliates over which the Company no longer has significant influence are deconsolidated at the lower of their carrying value at the date of removal from the scope of consolidation and their fair value to the Company.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Company items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Company in such affiliates.

The fiscal year of certain subsidiaries and affiliates, which are listed in note 34, ends on December 31. Those subsidiaries and affiliates are consolidated by the Company with a three-month lag with the exception of Amadeus GTD. There have been no significant transactions for such subsidiaries for the period from January 1, 2004 to March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The consolidated income statements include the income statements of all companies acquired during the year from the date of the acquisition. They also include the income statements of companies disposed of during the year up to the date of disposal.

Minority interests

The portion of the earnings or losses of consolidated subsidiaries that represent ownership interests other than those of Air France (i.e. subsidiaries that are not wholly-owned) is reflected as a deduction from the determination of consolidated net income as minority interests.

The portion of the Company’s consolidated stockholders’ equity that is attributable to outside owners of subsidiaries that are not wholly-owned is reflected in the consolidated balance sheets as minority interests.

2.3  Translation of financial statements of foreign operations

The Company’s reporting currency is the euro.

The financial statements of foreign subsidiaries with a non-euro functional currency, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:

•  the balance sheet is translated using the exchange rate prevailing at year-end,

•  the income statement is translated at the average exchange rate for the year,

•  translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as translation differences within consolidated stockholders’ equity.

The financial statements of foreign branches, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange. Resulting translation differences are recorded in the income statement.

2.4  Foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding translation differences are reflected in the income statement.

2.5  Exchange rate and interest rate financial instruments

The Company uses a number of financial instruments to limit its exposure to interest and exchange rate risks and for commodities risks related to purchases of aircraft fuel. These instruments are traded on organized markets or on an over-the-counter basis.

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions that are certain or likely to materialize are considered hedging instruments.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.6  Operating revenues

For air transportation operations, revenues are recognized as and when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.

Upon issue, both passenger and cargo tickets are recorded as liabilities under “Advance tickets sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued on a statistical basis regularly updated.

In connection with the power by the hour maintenance operations on airframes and engines, operating revenues are recorded based on the flight time declared by the customer.

For maintenance contracts other than those described above, the company recognizes revenues using the percentage of completion method.

2.7  Frequent flyer program

The Company offers a frequent flyer loyalty program (Fréquence Plus) which enables members to accumulate air miles when traveling on Air France flights and flights of certain airline partners. These air miles entitle members to a variety of benefits such as free Air France flights.

The probability of converting air miles into Award tickets is estimated according to a statistical method.

The value of air miles is estimated on the basis of the specific terms and conditions of use of free tickets. This estimate takes into consideration the marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is deducted from revenues and recorded under the caption “Advance ticket sales and loyalty program” of the balance sheet, as and when revenue from the qualifying flight for which air miles are awarded is recognized.

We also sell mileage credits in our frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. We allocate a portion of the revenues received from the sale of mileage credits to a component representing the value of the subsequent travel award to be provided in a manner consistent with our determination of the liability for earned flight awards. The remainder is recognized as income immediately.

2.8  Information by activity and geographical area

The Company’s activity involves three sectors: passenger activities, cargo services and aircraft maintenance.

The Company has defined six discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

•  Origin of sale:

Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.

•  Destination:

Revenues for air transport operations are broken down on the basis of the following:

•  Non-stop flights: revenues are allocated to the geographical network to which the route belongs.

•  Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Company’s fixed assets mainly consist of flight equipment based in France.

2.9  Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

2.10  Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Company’s ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded as non-operating expenses.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

2.11  Goodwill

Goodwill is recognized upon acquisition of subsidiaries and affiliates after allocation of purchase price to the various identifiable assets and liabilities.

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

2.12  Other intangible fixed assets

Business goodwill (“Fonds de commerce”) acquired in conjunction with the acquisition of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Costs related to software and licenses are amortized on a straight-line basis over periods of between one and four years.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.13  Impairment of goodwill and other intangible assets

The Company records impairment charges on goodwill and other intangible assets when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Measurement of any potential impairment on goodwill and other intangible assets is based on discounted cash flows.

2.14  Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditures (including flight equipment) during the period prior to commissioning is capitalized within the overall cost of the asset concerned and depreciated over the useful life of the related asset. The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

The Company accounts for lease arrangements as capital lease when such arrangements include a bargain purchase option provision. The related assets are recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the consolidated balance sheet.

Maintenance costs are expensed, with the exception of those major maintenance programs which extend the useful life of the asset or increase its overall value, and which are, as a result, capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

(A)  Flight equipment

Flight equipment is acquired in foreign currency (generally U.S. dollar) and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers’ discounts are usually deducted from the value of the asset in question.

Aircraft are depreciated using the straight-line method over their average estimated useful life.

From April 1, 1997, this useful life has been estimated at 18 years, with an estimated residual value of 10% of original cost. Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings related to aircraft acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate (22 years).

As discussed in note 2.1, the Company changed its method of accounting for major maintenance programs and lease restitution obligations effective April 1, 2002.

Following the change in accounting method described in note 2.1, beginning April 1, 2002, airframe and engine overhaul component (excluding parts with limited useful lives) is separated from the acquisition cost of aircraft and amortized over the period until the next scheduled maintenance operation.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In addition, the estimated costs of major maintenance operations (airframes and engines excluding parts with limited useful lives) to be performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the future period separating the maintenance operations.

Spare parts, other than consumables, are recorded in the consolidated balance sheet as fixed assets. Useful lives vary from three to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use and consideration of retirement decisions pertaining to the specific fleet to which the spare parts relate, the Company revises the depreciation period accordingly.

(B)  Other property and equipment

Other property, plant and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

(C)  Impairment of flight equipment

When events and circumstances indicate that the assets may be impaired, Air France assesses the existence of impairment losses at the entire aircraft fleet level under full ownership and capital leases and capitalized spare parts on the basis of their recoverable values.

2.15  Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost. Increases and decreases in this provision are recorded in the consolidated income statements.

The fair value of investments corresponds to the value in use to the Company. This value is determined based on the Company’s share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices.

Other financial assets, which are primarily comprised of deposits, are valued at the lower of cost or market value.

2.16  Inventories

Inventories consist primarily of expendable parts related to flight equipment and are initially recorded at cost. A provision is recorded to reduce inventory values at the lower of cost or realizable value.

Cost represents acquisition cost or manufacturing and assembly cost, the latter including direct and indirect production costs incurred under normal operating conditions.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Inventories are valued on a weighted average basis. A provision for obsolescence is recorded based on respective inventory ages.

2.17  Marketable securities

Marketable securities are stated in the consolidated balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at the balance sheet date.

Investments in debt securities are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds (“SICAVs”) are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized using an effective interest rate method.

2.18  Treasury stock

The acquisition cost of interests in the common stock of Air France SA held other-than-temporarily by consolidated companies is deducted from consolidated stockholders’ equity. Gains and losses on disposal of such securities are recorded to stockholders’ equity.

Treasury stock held for future allocation related to stock options and stock compensation plans is recorded at cost in marketable securities. A provision is recorded through net income to reduce these shares to the lower of cost or market value.

2.19  Retirement benefit and similar obligations

The Company’s obligations in respect of defined benefit pension schemes and lump-sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by provision or plan assets. Provisions for these plans are valued and recorded in accordance with IAS 19 Employee Benefits.

2.20  Provisions for restitution for aircraft under operating leases

Following the change in accounting method described in note 2.1, the Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return to condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such amount is further amortized on a straight-line basis over a period ending when the restitution criteria is met.

2.21  Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized over the term of the debts using an effective interest rate method. Common stock issuance and merger costs are deducted from additional paid-in capital.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under net financial items over the term of the debts.

2.22  Deferred taxes

The Company records deferred taxes using the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Net deferred tax balances are determined on the basis of each entity’s tax position based on tax jurisdiction and taking into consideration consolidated tax returns when applicable.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is expected to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short-term or the Company has no control over the distribution of reserves.

2.23  Cash and cash equivalents

Cash and cash equivalents include cash, short-term deposits and bank overdrafts with original maturity of less than three months.

2.24  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.25  Convenience translation

The consolidated balance sheet and consolidated statements of income and cash flows include the presentation of amounts as of and for the year ended March 31, 2004 denominated in millions of US dollars. These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of €1 to 1.2292 US dollars which was the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2004. Such translation is not construed as representations that the euro amount has been, could have been or could in the future be converted into US dollars at that or any other exchange rate.

3  Changes in the scope of consolidation

As of March 31, 2004, the Company comprised 90 companies, of which 70 were fully consolidated, 3 proportionally consolidated and 17 were recorded as equity affiliates. A list of the companies included within the scope of consolidation is presented in note 34.

During the year ended March 31, 2004, 22 companies were created, including 18 companies within the Uileag Holding Company Ltd Group, in connection with the operation to securitize aircraft assets that was finalized in July 2003. The Servair group set up two new companies: Prestair and Aéroform that specialize in providing

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

catering services for low-cost airlines and training services for airport assistance staff, respectively. Frequence Plus Services participated in the creation of FPSEA and Team Trackers to run call centers for remote management of customer complaints principally related to baggage claims.

Lastly, Air France acquired 15,122 Servair shares that were previously owned by CDR Participations, raising its stake from 88.03% to 94.5%. This additional purchase of shares did not have any significant impact on the consolidated financial statements at March 31, 2004.

Following the decision made by Lufthansa to dispose of part of its stake in Amadeus GTD, the percentage of voting rights held by Air France in connection with its interest in Amadeus GTD was up from 35.69% at March 31, 2003 to 43.21% at March 31, 2004. However, this increase in the percentage of voting rights does not change the position with regard to control over Amadeus GTD.

The 22.86% equity interest of Air France Finance in OPODO is recorded in Air France consolidated financial statements at its acquisition cost, net of a € 26 million depreciation allowance that was recorded during the year ended March 31, 2004. The equity method was not used to account for the interest in OPODO as Air France’s interest in the share capital is only expected to remain over 20% on a temporary basis. OPODO was created by 9 airlines in 2000, with a view to enabling third-parties to acquire interests in its equity over the short to medium term and the Company does not intend to exercise significant influence.

4  Information by activity and geographical area

4.1  Information by sector of activity

The various sources of the Company’s operating revenues are described below.

Passenger

Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Other passenger operating revenues are derived from commissions from SkyTeam alliance partnership arrangements, revenue from block-seat sales, information systems revenues, and revenues from airport services.

Cargo

Cargo operating revenues are subdivided into freight transportation and other cargo operating revenues. Operating revenues from freight transportation consist of the transportation of cargo on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Operating revenues from other cargo transportation are derived principally from sales of cargo capacity to third parties.

Maintenance

Maintenance operating revenues are generated principally by the Air France Industries division of Air France. Air France Industries performs aircraft maintenance for the Company and provides maintenance services to approximately one hundred clients throughout the world.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Other

Other operating revenues consist of catering and handling revenues provided by Servair Group to non-affiliated companies.

	Years ended March 31,
	2004			2003			2002
	Operat- ing revenues	Operat- ing income	Property and Equip- ment	Operat- ing revenues	Operat- ing income	Property and Equip- ment	Operat- ing revenues	Operat- ing income	Property and Equip- ment
	(in € millions)
Passenger	10,260	67	6,688	10,527	101	6,978	10,378	128	7,260
Cargo	1,412	15	371	1,479	48	508	1,448	5	279
Maintenance	508	50	759	540	67	580	548	26	659
Others	157	7	88	141	(24)	96	154	76	95

Total	12,337	139	7,906	12,687	192	8,162	12,528	235	8,293

4.2  Analysis of operating revenues by geographical area of sale

The Company has defined six discrete geographical regions into which passenger and cargo revenues are separately subdivided on the basis of origin of sale.

	Year ended March 31, 2004
	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passengers	4,635	48.9%	348	3.7%	2,099	22.2%	577	6.1%	1,169	12.4%	637	6.7%	9,465
Other passengers	482	60.7%	28	3.5%	151	19.0%	40	5.0%	56	7.0%	38	4.8%	795

Total passengers	5,117	49.9%	376	3.7%	2,250	21.9%	617	6.0%	1,225	11.9%	675	6.6%	10,260

Scheduled Cargo	373	29.5%	40	3.2%	303	24.0%	86	6.8%	134	10.6%	328	25.9%	1,264
Other cargo	93	62.8%	5	3.4%	22	14.9%	4	2.7%	15	10.1%	9	6.1%	148

Total cargo	466	32.9%	45	3.2%	325	23.0%	90	6.4%	149	10.6%	337	23.9%	1,412

Maintenance	501	98.6%	—	—	—	—	—	—	—	—	7	1.4%	508
Others	143	91.1%	11	7.0%	—	—	3	1.9%	—	—	—	—	157

Total	6,227	50.4%	432	3.5%	2,575	20.9%	710	5.8%	1,374	11.1%	1,019	8.3%	12,337

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31, 2003
	France metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passengers	4,596	47.3%	340	3.5%	2,093	21.5%	598	6.2%	1,329	13.7%	757	7.8%	9,713
Other passengers	451	55.4%	26	3.2%	196	24.1%	39	4.8%	63	7.7%	39	4.8%	814

Total passengers	5,047	47.9%	366	3.5%	2,289	21.7%	637	6.1%	1,392	13.2%	796	7.6%	10,527

Scheduled Cargo	368	28.0%	45	3.4%	319	24.3%	97	7.4%	141	10.7%	344	26.2%	1,314
Other cargo	47	28.4%	10	6.1%	45	27.3%	9	5.5%	34	20.6%	20	12.1%	165

Total cargo	415	28.1%	55	3.7%	364	24.6%	106	7.2%	175	11.8%	364	24.6%	1,479

Maintenance	533	98.7%	—	—	—	—	—	—	—	—	7	1.3%	540
Others	122	86.5%	18	12.8%	—	—	1	0.7%	—	—	—	—	141

Total	6,117	48.1%	439	3.5%	2,653	20.9%	744	5.9%	1,567	12.4%	1,167	9.2%	12,687

	Year ended March 31, 2002
	France metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passengers	4,524	47.7%	317	3.3%	2,014	21.2%	539	5.7%	1,336	14.1%	761	8.0%	9,491
Other passengers	592	66.7%	25	2.8%	139	15.7%	34	3.8%	61	6.9%	36	4.1%	887

Total passengers	5,116	49.3%	342	3.3%	2,153	20.7%	573	5.5%	1,397	13.5%	797	7.7%	10,378

Scheduled Cargo	354	28.2%	40	3.2%	306	24.3%	83	6.6%	178	14.2%	296	23.5%	1,257
Other cargo	132	69.1%	5	2.6%	19	10.0%	4	2.1%	22	11.5%	9	4.7%	191

Total cargo	486	33.6%	45	3.1%	325	22.4%	87	6.0%	200	13.8%	305	21.1%	1,448

Maintenance	548	100%	—	—	—	—	—	—	—	—	—	—	548
Others	136	88.3%	18	11.7%	—	—%	—	—%	—	—%	—	—%	154

Total	6,286	50.2%	405	3.2%	2,478	19.8%	660	5.3%	1,597	12.7%	1,102	8.8%	12,528

4.3  Analysis of scheduled passenger and cargo operating revenues by geographical area of destination

	Year ended March 31, 2004
	France metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passengers	2,024	21.4%	1,023	10.8%	2,501	26.4%	1,058	11.2%	1,850	19.5%	1,009	10.7%	9,465
Scheduled Cargo	61	4.8%	153	12.1%	120	9.5%	154	12.2%	342	27.1%	434	34.3%	1,264

Total cargo	2,085	19.4%	1,176	11.0%	2,621	24.5%	1,212	11.3%	2,192	20.4%	1,443	13.4%	10,729

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31, 2003
	France metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passengers	1,914	19.7%	994	10.2%	2,567	26.5%	1,098	11.3%	1,966	20.2%	1,174	12.1%	9,713
Scheduled Cargo	31	2.4%	154	11.7%	110	8.4%	157	11.9%	386	29.4%	476	36.2%	1,314

Total cargo	1,945	17.6%	1,148	10.4%	2,677	24.3%	1,255	11.4%	2,352	21.3%	1,650	15.0%	11,027

	Year ended March 31, 2002
	France metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passenger	2,026	21.3%	918	9.7%	2,558	26.9%	975	10.3%	1,894	20.0%	1,120	11.8%	9,491
Scheduled Cargo	94	7.5%	145	11.5%	33	2.6%	138	11.0%	409	32.5%	438	34.9%	1,257

Total cargo	2,120	19.7%	1,063	9.9%	2,591	24.1%	1,113	10.4%	2,303	21.4%	1,558	14.5%	10,748

5  External expenses

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Aircraft fuel	1,302	1,369	1,443
Chartering costs	414	415	639
Aircraft operating lease costs	458	522	489
Landing fees and en route charges	913	934	882
Catering	296	319	329
Handling charges and other operating costs	756	768	747
Aircraft maintenance costs	381	477	652
Commercial and distribution costs	1,051	1,157	1,133
Other external expenses	1,183	1,213	1,152

Total	6,754	7,174	7,466

Other external expenses primarily consist of other rents expenses, insurance costs and miscellaneous expenses.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

6  Salaries and number of employees

6.1  Salaries and related costs

	Years ended March 31,
	2004	2003	2002
	(in € millions)
By cost category
Wages	2,955	2,815	2,748
Pension expense	248	236	240
Social security contributions	876	805	750

Total	4,079	3,856	3,738

By geographical area
France	3,824	3,583	3,464
Overseas territories	11	17	22
Abroad	244	256	252

Total	4,079	3,856	3,738

6.2  Average number of employees

	Years ended March 31,
	2004	2003	2002
Total	71,654	71,525	70,101

Flight deck crew	5,041	4,929	4,875
Cabin crew	13,044	12,938	12,882
of which employed in France	12,768	12,590	12,550
of which employed in overseas territories and abroad	276	348	332
Groundstaff	53,569	53,658	52,344
of which employed in France	46,924	47,006	46,356
of which employed in overseas territories and abroad	6,645	6,652	5,988

Management	9,159	8,980	8,619
Supervisors	21,126	20,217	19,384
Other staff	23,284	24,461	24,341

Pilots and cabin crew	17,140	16,910	16,828
Instructors	620	644	608
Management	325	313	321

The above number of employees is calculated on a weighted average basis based on actual paid presence.

6.3  Compensation paid to members of the board of directors and executive committee

The compensation of the Executive Committee consists of direct and indirect remuneration paid by the Company. For the year ended March 31, 2004, such compensation totaled €3.6. million covering 15 people, 13 present during 12 months and 2 present during 6 months, €3.4 million for the year ended March 31, 2003 covering 14 people present during 12 months and €3.4 million for the year ended March 31, 2002 covering 14 persons present during 12 months and one during nine months.

The members of the Board of Directors do not receive any fees for their duties as directors.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

7  Depreciation and amortization expenses and changes to operating provisions

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Net charge to depreciation/amortization	1,184	1,195	972
Intangible fixed assets	37	37	35
Flight equipment	996	1,017	802
Other property, plant and equipment	151	141	135
Net charge to operating provisions	46	115	39
Fixed assets	3	57	2
Inventories	—	(9)	11
Trade receivable	12	5	37
Liabilities and charges	31	62	(11)

Total	1,230	1,310	1,011

As described in note 2.1, effective April 1, 2002, the Company adopted the component approach in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. Consequently, the accrual for airframe maintenance was eliminated as of March 31, 2003 and the accrual recognized as of March 31, 2002 was reversed to retained earnings. The component approach consists of capitalizing maintenance costs and amortizing them over the period between two maintenance operations. The retrospectively assessed impact of this change in method was recorded in retaining earnings at the beginning of the periods. The impact of this change in accounting principle resulted in a decrease in stockholders’ equity as of April 1, 2002 of €18 million and an increase in net income for the year ended March 31, 2003 of €13 million.

Due to the severe economic downturn and the view of Airbus that technical support for the Concorde was no longer economically viable, the Company made a strategic decision to cease the operations of its supersonic fleet, consisting of 5 Concordes. As a result, as of March 31, 2003, the Company recorded a provision of €59 million to write down remaining book values of inventories, spare parts and deferred charges related to the Concorde. The operations of the Concorde were stopped on May 31, 2003. These assets were written off during the year ended March 31, 2004.

8  Other operating income and charges, net

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Joint operations of passenger and cargo lines	5	5	(16)
Software fees	(7)	(8)	(14)
Sale of land	—	5	—
Government subsidies received following the September 11, 2001 attack	—	—	28
Financial compensation corresponding to exchange of slots at London’s Heathrow airport	50	—	—
Other, net	(4)	—	9

Total	44	2	7

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

During the year ended March 31, 2004, Air France exchanged some of its winter and summer slots at Heathrow Airport with other airline companies. As a result of these transactions, Air France realized a net gain of €50 million which is accounted for as other operating income under the caption “Financial compensation corresponding to exchange of slots at London’s Heathrow Airport”.

9  Restructuring costs

The restructuring costs (€22 million) mainly corresponded to the second early retirement plan (“Plan de Retraite Progressive” or “PRP”) implemented at Air France for an amount of €15.5 million. This plan decided during the year ended March 31, 2004 provides for the progressive retirement of 1,000 employees and the hiring of 500 new employees. This plan offered to full time employees aged 55 and over, involves a 50% reduction of the working time for the eligible employees for the duration of the plan. Over the period of the plan, the employees receive approximately 80% of their salaries.

Restructuring costs for the year ended March 31, 2003 amounted to €13 million and primarily related to termination benefits and various severance payments incurred in connection with the closing of the Nouméa site on March 31, 2003. Such plan covered 110 cabin crew members. As of March 31, 2003, the accrual related to the closing of the Nouméa site amounted to €7.6 million. During the year ended March 31, 2004, the company incurred costs of an amount of approximately €7 million. The remaining accrual in relation to the closing of the Nouméa site amounts to €1 million at March 31, 2004.

Restructuring plans for the year ended March 31, 2002 involved the elimination of Société d’Exploitation Aéropostale fleet operations (€6 million) and the Régional CAE staff mobility plan (€4 million). There were no remaining accrued liabilities related to this plans at March 31, 2002.

10  Net financial charges

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Financial expenses	(139)	(161)	(168)
Loan interest	(98)	(108)	(103)
Interest on financing lease obligations	(52)	(72)	(90	)(1)
Capitalized interest	20	25	33
Other financial expenses	(9)	(6)	(8)
Financial income	38	50	57
Interest on securities	3	23	29
Net gains on securities	24	15	15
Other financial income	11	12	13	(1)

Net charges	(101)	(111)	(111)

Foreign exchange gains (losses), net	35	62	(7)
Net (charge) release to provisions	6	(36)	6

Total	(60)	(85)	(112)

Note:

(1)	After offsetting €12 million in financial income generated by finance lease deposits previously recorded in other financial income.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

For the year ended March 31, 2004, the € 6 million net release of financial provisions mainly included:

–	a € 19 million release related to treasury stock held by Air France in connection with the pilot call option granted to pilots (see below), following the increase in stock price during the year;

–	a € 8 million release of accrued interest for late payment following a tax dispute settlement with the German Tax authorities (see note 12.2);

–	a € 7 million release following the incurred losses on foreign exchange options that matured during the year;

–	a € 26 million depreciation for the Company’s investment in OPODO

For the year ended March 31, 2003, the net charge to financial provisions amounted to €36 million (compared to a net write-back of €6 million during the year ended March 31, 2002 respectively) and included a €5.5 million charge relating to a write-down of our investment in Cordiem as a result of the agreed-upon liquidation of this e-portal for buyers. Based in Arlington, Virginia, Cordiem was created by several major European and US companies. It also included a €23 million provision charge, mainly to reflect the decrease in the value of the Company’s own shares (€10 million) and the potential cost associated with the pilot call options (€11 million).

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2004 was 4.1% (5.51% and 6.49% for the year ended March 31, 2003 and 2002, respectively), representing the weighted average rate of borrowings. The Company capitalizes interest on amounts of deposits and progress payments for future aircraft deliveries.

Foreign exchange gains for the period include an unrealized net gain of €31 million (a net gain of € 71 million for the year ended March 31, 2003 and a loss of €2 million for the year ended March 31, 2002).

Other financial income includes dividends received from investments in non-marketable securities which are accounted for at cost in the amount of €3 million for the year ended March 31, 2004, (compared with €3 million for the year ended March 31, 2003 and 2002).

11  Disposals of subsidiaries and investments

During the year ended March 31, 2004, a gain on the disposal of the 3-F real estate company was recognized for an amount of approximately € 5 million.

During the year ended March 31, 2003, disposals of investments essentially involved the sale of SITA Telecom shares held by the Company for a profit of €4 million.

During the year ended March 31, 2002, the Company had sold its France Telecom shares resulting in a profit of €23 million.

12  Income tax

The Company elected to file a consolidated tax return for Group tax consolidation as of April 1, 2002. The consolidated return mainly includes Air France SA, Air France Finance and French regional airline subsidiary companies.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

12.1  Analysis of the income tax charge

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Current tax benefit/(expense)	10	(9)	(5)
Deferred tax benefit (expense)	(12)	22	10

Total net tax benefit (expense)	(2)	13	5

The current tax expense relates to amounts paid or payable in the short-term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable international tax treaties.

12.2  Effective tax rate

The reconciliation between the statutory rate in France and the effective rate is:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Pre-tax income, as published	62	98	136

Statutory tax rate	35.43%	35.43%	35.43%
Theoretical tax expense	(22)	(35)	(48)

Permanent differences	(24)	(4)	(2)
Income taxed at non-current tax rates	5	4	(4)
Previously unrecognized tax assets recognized during current year	15	45	93
Unrecognized tax assets	(4)	—	(32)
Differences in France/foreign tax rates	—	3	(1)
Settlement of tax dispute	33	—	—
Other	(5)	—	(1)
Consolidated tax credit	(2)	13	5

Effective tax rate	(3.23)%	(13.27)%	(3.68)%

During the year ended March 31, 2004, the Company settled its dispute with the German tax authorities. The settlement of the tax dispute concerns the territoriality of taxation of the capital gain generated on the disposal of Amadeus KG, which was taxed in France, in accordance with the analysis that had previously been confirmed by the French tax authorities (Service de la Législation Fiscale). The German tax authorities claimed that this capital gain should have been taxed in Germany. The case was submitted to the combined French-German commission and a compromise was found in the second half of the year. The German tax authorities agreed to scale their request down to 50% of the amount claimed initially and cancelled all interest for late payment charged to Air France. The impact on the consolidated financial statements represents a € 38 million profit that can be analyzed as follows:

–	A € 41 million reversal of provision for liabilities: € 33 million corresponding to the initial tax and € 8 million corresponding to interests for late payment;

–	A € 17 million tax charge corresponding to tax to be paid in Germany

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

–	A € 14 million deferred income tax adjustment corresponding to the recognition of deferred tax asset on the tax charge to be paid to the German State and for which the French State granted deductibility retroactively.

12.3  Deferred tax recorded on balance sheet

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Tax losses	383	243	132
Long-term capital losses	15	10	9
Pension provisions	214	198	196
Deferred charges	(64)	(53)	(47)
Capital gains on intra-group disposals	32	35	9
Tax-driven provisions	(367)	(388)	(350)
Fixed assets	35	44	102
Other	(152)	17	23

Net deferred tax assets (note 19)	96	106	74

Tax losses	—	—	—
Long-term capital losses	—	—	—
Pension provisions	—	—	—
Deferred charges	—	—	—
Capital gains on intra-group disposals	—	—	—
Tax-driven provisions	—	—	3
Fixed assets	—	—	3
Other	—	—	16

Net deferred tax liabilities (note 24)	—	—	22

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

12.4  Unrecorded tax assets

The Company has recorded loss carry forwards and deferred tax assets to the extent it believes that such amounts are realizable in the near future. In addition, the Company has unrecorded tax assets as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Unrecorded temporary differences, net	7	5	34

Carry forward tax losses for utilization	—	211	236

Y+1 - Y+3		127	16
Y+4 - Y+5		84	220
6 years and beyond
Tax losses not subject to expiration	244	50	154

Total at statutory rate	251	266	424

Reduced rate tax credit	—	(4)	(3)

	251	262	421

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

These unrecognized tax assets represent future tax savings and, as of March 31, 2004, correspond essentially to loss carry forwards of subsidiaries prior to the Group tax consolidation.

In accordance with Article 89 of the 2004 French Finance Law, approved on December 8, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions will be applied to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

13  Earnings per share

	Years ended March 31,
	2004	2003	2002
	(in number of shares)
Weighted average of
Ordinary shares issued	219,780,887	219,780,887	219,780,887
Treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)	(1,249,464)
Treasury stock held to regulate stock market price	(1,621,935)	(1,262,371)	(843,346)

Number of shares used in the calculation of basic earnings per share	216,909,488	217,269,052	217,688,077

Number of shares used in the calculation of diluted earnings per share	216,909,488	217,269,052	217,688,077

There were no securities outstanding that were considered to be dilutive for purposes of computing earnings per share during the three years ended March 31, 2004, 2003 and 2002.

Income used to calculate earnings per share breaks down as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Income used to calculate basic net earnings per share	93	120	153

Income used to calculate diluted net earnings per share	93	120	153

Basic and diluted earnings per share	0.43	0.55	0.70

14  Goodwill and intangible fixed assets

	Years ended March 31,
	2004			2003			2002
	Gross value	Amorti- zation & depreci- ation	Net book value	Gross value	Amorti- zation & depreci- ation	Net book value	Gross value	Amorti- zation & depreci- ation	Net book value
	(in € millions)
Business goodwill	363	(246)	117	365	(229)	136	364	(210)	154
Consolidation goodwill	214	(119)	95	216	(104)	112	213	(88)	125
Other intangible assets	157	(125)	32	148	(113)	35	130	(94)	36

Total	734	(490)	244	729	(446)	283	707	(392)	315

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of € 47 million for the year ended March 31, 2001.

The movements in the net book value of goodwill and intangible fixed assets are as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Opening balance	283	315	339

Additions	17	21	27
Charge to amortization of goodwill	(15)	(16)	(16)
Charge to amortization of other intangible fixed assets	(37)	(37)	(35)
Disposals	(3)	(2)	—
Impact of changes in scope of consolidation	—	—	1
Transfers	(1)	2	(1)

Closing balance	244	283	315

15  Property and equipment

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip- ment and fittings	Other	Total	Total
	(in € millions)
Gross value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Additions	405	94	527	1,026	118	34	90	242	1,268
Disposals	(863)	(86)	(371)	(1,320)	(28)	(17)	(54)	(99)	(1,419)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Transfers	358	(177)	(167)	14	26	(18)	(10)	(2)	12

Gross Value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516	14,055

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip- ment and fittings	Other	Total	Total
	(in € millions)
Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

Charge to depreciation Concorde
Charge to depreciation	556	155	285	996	59	34	58	151	1,147
Releases on disposal	(538)	(62)	(370)	(970)	(18)	(16)	(53)	(87)	(1,057)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Exchange fluctuations	—	—	—	—	—	—	—	—	—
Transfers	105	(95)	17	27	(1)	(19)	20	—	27

Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561	6,149

Net book value as March 31, 2004	4,225	1,371	1,355	6,951	525	158	272	955	7,906
Gross value as of March 31, 2002	7,295	2,524	1,888	11,707	1,002	567	686	2,255	13,962

Impact of changes in accounting policies (cf. Note 2.1)	215	61	(46)	230	—	—	—	—	230
Additions	516	102	549	1,167	27	29	114	170	1,337
Disposals	(773)	(126)	(386)	(1,285)	(6)	(14)	(41)	(61)	(1,346)
Changes in scope of consolidation	—	—	—	—	2	5	7	14	14
Exchange fluctuations	—	—	—	—	—	—	(1)	(1)	(1)
Transfers	535	(332)	(203)	—	24	6	(34)	(4)	(4)

Gross Value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Accumulated depreciation as of March 31, 2002	2,984	705	572	4,261	554	415	439	1,408	5,669

Impact of changes in accounting policies (Cf. Note 2.1)	127	75	(34)	168	—	—	—	—	168
Charge to depreciation Concorde	—	—	45	45	—	—	—	—	45
Charge to depreciation	554	158	305	1,017	50	32	59	141	1,158
Releases on disposal	(339)	(233)	(384)	(956)	(5)	(13)	(40)	(58)	(1,014)
Changes in scope of consolidation	—	—	—	—	—	2	4	6	6
Transfers	14	(14)	—	—	1	(1)	(2)	(2)	(2)

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip- ment and fittings	Other	Total	Total
	(in € millions)
Net book value as March 31, 2003	4,448	1,538	1,298	7,284	449	158	271	878	8,162

Gross value as of March 31, 2001	7,401	2,338	1,605	11,344	931	508	629	2,068	13,412

Additions	342	196	787	1,325	38	43	113	194	1,519
Disposals	(672)	(42)	(249)	(963)	(12)	(14)	(39)	(65)	(1,028)
Changes in scope of consolidation	—	—	—	—	32	11	16	59	59
Transfers	224	32	(255)	1	13	19	(33)	(1)	—

Gross Value as of March 31, 2002	7,295	2,524	1,888	11,707	1,002	567	686	2,255	13,962

Accumulated depreciation as of March 31, 2001	2,959	579	537	4,075	505	394	412	1,311	5,386

Charge to depreciation	367	128	307	802	51	29	55	135	937
Releases on disposal	(339)	(10)	(257)	(606)	(10)	(13)	(34)	(57)	(663)
Changes in scope of consolidation	—	—	—	—	12	7	5	24	24
Transfers	(3)	8	(15)	(10)	(4)	(2)	1	(5)	(15)

Accumulated depreciation as of March 31, 2002	2,984	705	572	4,261	554	415	439	1,408	5,669

Net book value as March 31, 2002	4,311	1,819	1,316	7,446	448	152	247	847	8,293

The net book value of aircraft acquired subject to a reservation of ownership clause totaled €358 million as of March 31, 2004 (€356 million as of March 31, 2003 and €277 million as of March 31, 2002).

The net book value of other property and equipment financed under capital lease amounts to €172 million as of March 31, 2004 (€78 million and €82 million as of March 31, 2003 and 2002, respectively). Over the course of the year ended March 31, 2004, Air France sold and leased back its head office. Such transaction has been accounted for as a capital lease. The building is accounted in the Company’s fixed assets for an amount, net of the gain realized on the transaction of €98 million. The related liability of an amount of €137 million is accounted for as an obligation under capital leases.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16  Investments

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Investments in equity affiliates	336	316	303

Investments in non-consolidated companies	128	125	94
Loans and receivables relating to investments	142	107	96
Other financial assets	89	98	112
Other investments, gross	359	330	302

Provisions for impairment	(91)	(70)	(65)
Other investments, net	268	260	237

Of which less than one year	11	25	32

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term and of equity interests in companies over which the Company does not exercise any significant influence.

Other financial assets mainly consist of operating lease deposits and loans (i.e. 1% construction contributions, the Company’s Central Employee Committee, personnel).

The increase in loans between March 31, 2003 and 2004 results from the securitization of the aircraft assets (see Note 23).

The change in investments in non-consolidated companies between March 31, 2002 and March 31, 2003 results from the acquisition of 2% of the capital of Alitalia and the additional investment of an amount of €21 million in Opodo.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16.1  Equity affiliates

The carrying value and share in net income of equity affiliates is as follows:

	Amadeus GTD	AFPL	Alpha PLC	Others	Total
	(in € millions)
As of March 31, 2001	169	31	62	14	276

Translation adjustments	—	1	(4)	(1)	(4)
Distributions	—	—	(2)	—	(2)
Acquisition/Disposition	—	—	—	9	9
Share of net income/(Loss) of entity	34	7	(8)	(2)	31
Transfers	—	(7)	—	—	(7)
As of March 31, 2002	203	32	48	20	303

Translation adjustments	—	(7)	(5)	(2)	(14)
Distributions	(9)	—	(3)	—	(12)
Share of net income/(Loss) of entity	36	(10)	4	(1)	29

Transfers	—	10	—	—	10
As of March 31, 2003	230	25	44	17	316

Translation adjustments	—	(3)	(6)	—	(9)
Distributions	(7)	(8)	(2)	(1)	(18)
Acquisition/Disposition	—	—	—	(2)	(2)
Share of net income /(Loss) of entity	45	4	2	2	53

Transfers	—	(4)	—	—	(4)
As of March 31, 2004	268	14	38	16	336

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

As of March 31, 2004, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (5%) and the public (53.3%). Over the year, Lufthansa disposed 13% of Amadeus GTD share capital to the public.

The Company leases aircraft from Air France Partnairs Leasing (“AFPL”) through various operating leases.

Air France Partnairs Leasing is held 45% by the Company as of March 31, 2004 and 2003. The other stockholders are financial institutions.

Alpha Ltd is a UK Company held 27% by Servair, (31% by institutional investors and 42% by the public). It is specialized in providing retail and catering delights for traveling consumers.

16.2  Condensed accounts of equity affiliates

A summary of the published accounts of the major equity affiliates are presented below.

As part of the consolidation of the Company’s financial statements, adjustments are made to the accounts of equity affiliates, mainly in respect of internal transactions with Société Air France (transfers of assets).

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Amadeus GTD (condensed consolidated accounts prepared in accordance with IFRS)

The condensed consolidated accounts include Amadeus Global Travel Distribution SA, domiciled in Spain and its consolidated subsidiaries (the “Group Amadeus”).

The Group Amadeus serves the marketing, sales and distribution needs of a global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airlines sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies and newer groups of providers such as ferry, rail, cruise, insurance and tour operators.

The Group Amadeus provides the above-mentioned services trough a computerized reservation system (“CRS”). Additionally, the Group Amadeus provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

	Years ended December 31,
Income statement	2003	2002	2001
	(in € millions)
Operating revenues	1,929	1,856	1,785
Operating income	321	307	265
Including net charges to depreciation, amortization and provisions	(212)	(184)	(158)
Net income	160	147	133

	Years ended December 31,
Balance sheet	2003	2002	2001
	(in € millions)
Fixed assets	998	913	909
Current assets	539	567	483

Total assets	1,537	1,480	1,392

Stockholders’ equity	759	623	592
Short and long-term debt and capital lease obligations	280	326	271
Other liabilities	498	531	529

Total liabilities and stockholders’ equity	1,537	1,480	1,392

AFPL (statutory accounts – prepared in accordance with IFRS)

The activity of AFPL consists in renting aircraft. At March 31, 2004 AFPL owns four B747.

	Years ended December 31,
Income statement	2003	2002	2001
	(in € millions)
Operating revenues	16	26	32
Operating income	1	2	—
Including net charges to depreciation, amortization and provisions	(15)	(24)	(28)
Net income	0	1	—

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended December 31,
Balance sheet	2003	2002	2001
	(in € millions)
Fixed assets	42	70	113
Current assets	13	23	21

Total assets	55	93	134

Stockholders’ equity	31	59	68
Short and long-term debt and capital lease obligations	19	28	48
Other liabilities	5	6	18

Total liabilities and stockholders’ equity	55	93	134

Alpha Airports PLC (condensed consolidated accounts prepared in accordance with UK GAAP)

The condensed consolidated accounts include Alpha Airport PLC, domiciled in England, and its consolidated subsidiaries (the “Group Alpha Airports”).

The Group Alpha Airports provides retailing and catering services for airlines and airports. The Group Alpha Airports operates from over 150 retailing and catering outlets in 69 airports in 11 countries across five continents.

The Group Alpha Airports flight services serves airline companies by offering a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group Alpha Airports also provides in-flight retail management services. Alpha Retail serves airport customers by offering purpose-designed retailing and catering services. The Group Alpha Airports operates 12 stores at 12 UK airports, two airports in North America and three airports in the Indian Sub-Continent.

	Years ended January 31,
Income statement	2004	2003	2002
	(in € millions)

Operating revenues	662	608	708
Operating income	33	33	18
Including net charges to depreciation, amortization and provisions	(15)	(15)	(20)
Net income	14	19	(22)

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended January 31,
Balance sheet	2004	2003	2002
	(in € millions)

Fixed assets	107	102	123
Current assets	89	76	107

Total assets	196	178	230

Stockholders’ equity	83	74	73
Short and long-term debt and capital lease obligations	11	10	38
Other liabilities	102	94	119

Total liabilities and stockholders’ equity	196	178	230

16.3  Company’s transactions with equity affiliates

The major transactions by the Company with equity affiliates were as follows:

	Years ended March 31,
	2004		2003		2002
	(in € millions)
In the accounts of the Company	Amadeus GTD	AFPL	Amadeus GTD	AFPL	Amadeus GTD	AFPL
Income statement
Operating revenues	115	—	118	—	116	—
External expenses	189	16	188	27	170	32
Balance sheet
Other accounts receivable	25	—	23	—	23	—
Other payables	34	1	34	2	33	2

Fees paid and received in respect of reservation systems (AMADEUS):

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system. The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect to on-line assistance and travel agency training. These services are rendered by the Company’s subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issuances made with its own agencies. These fees and commissions totaled € 115 million for the year ended March 31, 2004 (€118 million and € 116 million for the years ended March 31, 2003 and 2002, respectively).

The Company pays Amadeus GTD SA booking fees in connection with the use of the Amadeus reservation system. These fees totaled €189 million for the year ended March 31, 2004 (compared to € 188 million and €170 million for the years ended March 31, 2003 and 2002, respectively).

Operating leases - AFPL:

The Company leases aircraft from its equity method investment Air France Partnairs Leasing through various operating leases. These lease payments totaled €16 million for the year ended March 31, 2004 (€27 million and €32 million for the years ended March 31, 2003 and 2002, respectively).

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16.4  Investments in non-consolidated companies

The breakdown of net book value of investments in non consolidated companies (€106 million) is as follows:

	Years ended
	March 31, 2004		December 31, 2003
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € millions)
Opodo	26	22.9%	(17)	(65)	Dec – 03
Alitalia	23	2.0%	1,264	(520)	Dec – 03
Austrian Airlines	9	1.5%	604	46	Dec – 03
Voyages Fram	9	8.7%	159	4	Dec – 02
Others	14	—	—	—	—

	Years ended
	March 31, 2003		December 31, 2002
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € millions)
Opodo	48	22.9%	31	(88)	Dec – 02
Alitalia	23	2.0%	1,675	93	Dec – 02
Austrian Airlines	11	1.5%	514	43	Dec – 02
Voyages Fram	9	8.7%	153	5	Dec – 01
Others	15	—	—	—	—

	Years ended
	March 31, 2002		December 31, 2001
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € millions)
Opodo(1)	27	22.9%	29	(75)	Dec – 01
Austrian Airlines	11	1.5%	695	(166)	Dec – 01
Voyages Fram	9	8.7%	142	10	Dec – 00
Others	27	—	—	—	—

Note:

(1)	Opodo was incorporated in August 2000. The first fiscal year ended on December 31, 2001

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

17  Inventory

	Years ended March 31,
	2004	2003	2002
	(In € millions)
Aeronautical spare parts	136	172	166
Other supplies	60	61	60
Production work in progress	3	52	101

Gross value	199	285	327

Valuation allowance	(48)	(65)	(61)

Net book value	151	220	266

18  Trade and other receivables

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Passenger operations	693	618	737
Cargo operations	200	231	266
Maintenance operations	401	271	147
Airlines	308	291	290
Other trade receivables	143	110	146
Valuation allowance	(94)	(89)	(91)

Total trade receivable	1,651	1,432	1,495

Suppliers with debit balances	120	150	164
State	56	83	79
Company and associates	5	10	135
Other	169	177	176
Prepayment and accrued income	149	176	163
Provision	(5)	(4)	(5)

Total other accounts receivable	494	592	712

All these receivables have maturities of less than one year.

19  Income tax receivable

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Current tax	5	5	6
Deferred tax (note 12.3)	96	106	74

Total	101	111	80

Portion > 1 year	96	104	74

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

20  Marketable securities and cash equivalents

The market value of financial instruments is disclosed in note 27.5 below.

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Original maturity more than three months and/or subject to exchange rate risk
Treasury shares (note 21.3)	19	11	24
Negotiable debt securities	2	279	209
Bank deposits	93	3	11

Sub-total	114	293	244

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Original maturity less than three months with no exchange rate risk
Negotiable debt securities	30	44	582
Mutual funds (Sicav)	1,332	672	498
Bank deposits	2	30	84

Sub-total cash equivalents	1,364	746	1,164

Total	1,478	1,039	1,408

21  Stockholders’ equity

21.1  Common stock

As of March 31, 2004, 2003 and 2002, the common stock of the Company totaled €1,868 million, comprising fully paid 219,780,887 shares of €8.5 par value each.

21.2  Breakdown of stock and voting rights

	Years ended March 31,
	% stock			% of voting rights
	2004	2003	2002	2004	2003	2002
French state	54.0	54.4	55.9	54.6	55.1	56.3
Employees and former employees(1)	12.8	12.9	11.1	12.9	13.1	11.2
Treasury shares(2)	1.1	1.3	0.7	—	—	—
Other	32.1	31.4	32.3	32.5	31.8	32.5

Total	100	100	100	100	100	100

Note:

(1)	Personnel and former employees identified in funds or by a Sicovam code
(2)	The general shareholders’ meeting from September 28, 1999 has adopted a plan authorizing the Company to purchase its own shares in order to provide certain categories of its personnel with incentive plans. The maximum number of shares authorized to be purchased is 3,525,000. Within this authorization, the Company purchased 1,249,464 of its own shares during the period ended March 31, 2000 that are classified as marketable securities. As of March 31, 2004, the Company also held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002, which are classified as a reduction of shareholders’ equity (see note 21.3)

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Each share is entitled to one vote.

As of March 31, 2004, 2003 and 2002, the percentage of shares and voting rights owned by members of the Company’s executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

21.3  Treasury stock

As of March 31, 2004, the Company held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002.

	Year ended March 31, 2001	Purchase	Sale	Year ended March 31, 2002
Number of shares	267,694	1,575,244	(1,670,614)	172,324
Value (in €million)	5,375	23,579	(26,344)	2,610

	Year ended March 31, 2002	Purchase	Sale	Year ended March 31, 2003
Number of shares	172,324	1,474,900	(12,190)	1,635,034
Value (in €million)	2,610	22,216	(204)	24,622

	Year ended March 31, 2003	Purchase	Sale	Year ended March 31, 2004
Number of shares	1,635,034	822,939	(1,272,126)	1,185,847
Value (in €million)	24,622	10,823	(17,727)	17,718

21.4  Other securities giving access to common stock

As of March 31, 2004, there were no securities issued which were convertible into common stock of Air France S.A.

21.5  Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

21.6  Retained earnings

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Distributable reserves	366	599	587
Other reserves	1,501	1,168	1,073
Net income	93	120	153

Total	1,960	1,887	1,813

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Distributable reserves mainly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries and the legal reserves of the Company.

French company law requires that Air France allocate 5% of its unconsolidated statutory net profit (as determined on a parent company basis) for each year to its legal reserves before dividends may be paid with respect to that year. Net profits must be so allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital of Air France. This restriction on the payment of dividends also applies to each of our French subsidiaries on an individual unconsolidated basis. At March 31, 2004, Air France’s legal reserve was € 45.7 million, or 2.4% of the aggregate nominal value of issued and outstanding capital. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

22  Provisions for liabilities and charges

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Provisions for pensions and for termination payments on retirement	636	581	576
Aircraft maintenance provisions(1)	—	—	202
Provisions for restitution for aircraft under operating leases(1)	275	307	—
Restructuring provisions	13	11	4
Provisions for third party litigations	23	39	67
Other provisions for liabilities and charges	92	157	88

Total	1,039	1,095	937

Of which short-term	261	193	115

Note:

(1)	As described in Note 2.1, effective April 1, 2002, the Company adopted the component approach in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. Consequently, the accrual for airframe maintenance recognized as of April 1, 2002 was reversed to retained earnings. The component approach consists of allocating a portion of the cost of the aircraft to capitalized maintenance costs and amortizing them over the period between two maintenance operations. In addition, in conjunction with the change, the Company recorded a provision of €307 million as of March 31, 2003 for estimated restitution liabilities related to aircraft under operating leases. Such provision amounted to €275 million at March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The movement in the book value of the provisions for liabilities and charges are as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Beginning of year	1,095	937	994
Charges
Operating	248	206	155
Financial	—	22	4
Restructuring	10	8	8
Releases for consumption
Operating	(228)	(151)	(188)
Financial	(8)	(1)	(18)
Restructuring	(8)	(7)	(8)
Tax	(17)	—	—
Releases of provisions no longer required
Operating	(10)	(19)	(9)
Financial	(20)	—	—
Tax	(16)	—	—
Impact of changes in accounting policies	—	82	—
Transfers	(7)	21	—
Change in Company structure	—	(3)	(1)

End of year	1,039	1,095	937

During the year ended March 31, 2004, Air France settled its dispute with the German tax authorities. Details of this settlement and the related effects on the consolidated financial statements have been disclosed in note 12.2.

22.1  Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:

Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).

Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.

CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF, is jointly funded by the Company and CRAF, under the following terms:

From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Actuarial present value of projected benefit obligations	911	877	851
Fair value of plan assets	613	590	624
Projected benefit obligation in excess of plan assets	298	287	227

Unrecognized net actuarial gains	21	25	100
Provisions for pensions	319	312	327

Of which short-term	18	17	17

The charge with respect to obligations of the CRAF is €14 million for the year ended March 31, 2004, €10 million for the year ended March 31, 2003 and €2 million for the year ended March 31, 2002 and can be analyzed as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Interest cost on projected benefit obligations	(44)	(45)	(45)
Amortization of actuarial gains (losses)	—	3	9
Expected return on plan assets	30	32	34

Net charge	(14)	(10)	(2)

The actual return on the CRAF plan assets was 13.2% for the year ended March 31, 2004 (0.7% for the prior year).

Amounts paid by the Company to the CRAF totaled €8 million for the year ended March 31, 2004, and € 24 million for the prior year).

The assumptions used in the valuation of pension commitments are as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Gross discount rate	5.00%	5.25%	5.50%
Gross rate of increase of CRAF points	1.70%	1.20%	1.20%

22.2  Foreign pension schemes and termination benefit schemes in France and abroad

In addition to defined benefit pension schemes for employees in France, the Company grants various defined pension benefits to its employees abroad and termination benefit schemes.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The major foreign employee benefit liabilities of the Company are located:

•  in the USA, linked to two defined benefit pension plans which are overfunded;

•  in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;

•  in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump-sum payments to their employees.

Employees in France benefit from two specific schemes:

•  a retirement lump-sum scheme for all employees;

•  an additional retirement indemnity scheme.

For all schemes identified as material, an actuarial valuation as of March 31, 2004 was performed, using the projected unit credit method and:

•  turn-over rates for active employees, mortality rates, salary increase scales;

•  retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;

•  discount rates: 5% for French entities and ranging from 2% to 9% for foreign entities;

•  long term expected rates of return on pension plan assets ranging from 4% to 15%.

The following table shows the amounts recorded in the balance sheet:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Present value of projected benefit obligations	738	650	639
Fair value of plan assets	(394)	(371)	(452)

Projected benefit obligation in excess of plan assets	344	279	187

Unrecognized net actuarial gains (losses)	(57)	(37)	37
Unrecognized surplus	18	18	19
Net obligation in the balance sheet of subsidiaries	12	9	6

Net obligation in the balance sheet	317	269	249

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Retirement charges include the following components:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Current service cost	(35)	(29)	(38)
Interest cost	(35)	(35)	(34)
Amortization of actuarial gains (losses)	(3)	1	1
Expected return on plan assets	26	34	36
Net retirement charge of subsidiaries	(3)	(9)	(6)

Net retirement charge	(50)	(38)	(41)

The assumptions used in the valuation of retirement benefit obligations are as follows:

	Years ended March 31,
	2004		2003		2002
	France	Abroad	France	Abroad	France	Abroad
Gross discount rate	5.00%	2 to 9%	5.25%	2 to 10%	5.50%	2.5 to 12%
Gross rate of increase in salaries	1.5 to 4.5%	2 to 12%	2.8 to 5.1%	2 to 9%	3.2 to 5%	2 to 9%

23  Short and long-term debt and capital lease obligations

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Perpetual subordinated loan securities	116	169	216
Bonds payable	18	187	475
Long-term loans	2,461	1,914	1,688
Capital-lease obligations	1,453	1,413	1,814
Accrued interest	43	47	51

Long-term debt and capital lease obligations*	4,091	3,730	4,244

Borrowings with short-term original maturities
Commercial paper	—	150	—
Short-term bank finance facilities and similar facilities	289	267	372
Short-term debts	289	417	372

Total short and long-term debt and capital lease obligations	4,380	4,147	4,616

* Amounts maturing within one year	429	548	762

23.1  Long-term loans

In July 2003, Air France finalized the securitization of aeronautical assets for an amount of € 435 million. This financing arrangement was secured by sixteen aircraft.

Three ten-year debt tranches were issued: a senior floating rate A1 tranche of € 98.4 million with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of € 194 million

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

with a maturity of 10 years (both tranches are secured by MBIA Assurance S.A and were given an Aaa/AAArating by the Moody’s and Fitch rating agencies respectively), a mezzanine floating rate B tranche of € 142.6 million with an average maturity of 5.6 years. The latter was given an A3/A- rating by Moody’s and Fitch respectively.

The Company had not yet taken delivery of three aircraft, as a result, the Company only received € 337 million during the year ended March 31, 2004.

In addition to this transaction, the figure for other long-tem loans includes € 1,881 million in debt linked to sales with reservation of title and mortgaged loans. The net book value of the assets pledged as security (primarily 52 aircraft) came to € 1,886 million as at March 31, 2004. In addition, the company has contracted other long term loans with financial institutions primarily to finance flight equipment – the aggregate amount of these loans was € 243 million at March 31, 2004 – these other long term loans include notably a loan of € 125 million maturing in September 2008 bearing a variable interest rate based on Euribor 3 months for € 72 million and a fixed interest rate of 4.70% for € 53 million

23.2  Perpetual subordinated loan securities (TDI)

The Company issued two TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, in the amounts of €381 million and €395 million, respectively.

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38% for the first tranche of €114 million and a fixed rate of 10% for the second tranche of €267 million). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by the Company at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders’ equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of €94 million. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. €281 million for the 1989 issuance and €301 million for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.

Interest paid by the Company on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

The tax regime for perpetual subordinated loan securities was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

23.3  Bonds

	Years ended March 31, 2003
	Nominal	2004	2003	2002
	(in € millions)
Bonds denominated in €
1993 bond at 8.25%	229		—	183
1993 bond at 7.5%	229	—	167	167
Other bonds		18	20	23

Total bonds denominated in €		18	187	373

Bonds denominated in CHF
1992 bond at 6.75%	150	—	—	102

Total bonds denominated in CHF		—	—	102

Accrued interest payable		—	9	9

Total bonds		18	196	484

23.4  Analysis of long-term debts and capital lease obligations by maturity date

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Matures in
Y + 1	429	548	762
Y + 2	523	354	475
Y + 3	600	489	370
Y + 4	312	538	546
Y + 5	435	270	852
> 5 years	1,792	1,531	1,239

Total	4,091	3,730	4,244

23.5  Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Euro	3,720	3,252	3,416
USD	366	374	497
CHF	—	68	173
JPY	—	29	158
Other currencies	5	7	—

Total	4,091	3,730	4,244

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

23.6  Credit lines

On August 8, 2001, the Company signed the opening of a revolving, syndicated multi-currency credit line in the amount of €1 billion for a period of five years, for which all amounts were unused as of March 31, 2004. The company must pay an annual commitment fee of 0.11% of unused portion of the commitment. The credit line agreement also includes certain covenant provisions.

In addition, the Company benefits from a medium-term credit line in the amount of €245 million (€11 million drawn as of March 31, 2004), with repayment deadlines between April 2004 and October 2006.

24  Income tax liability

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Current tax	21	5	—
Deferred tax (note 12.3)	—	—	22

Total	21	5	22

Of which > 1 year	—	—	22

25  Advance ticket sales and loyalty program

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Unused tickets	781	693	811
Frequent Flyer Program	80	90	117
Other	147	118	—

Total	1,008	901	928

In light of studies carried out over the year ended March 31, 2004 focusing on the behavior of passengers that are members of the Frequence Plus loyalty program and recent changes implemented in the program, Air France changed the estimate for the corresponding debt. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately € 103 million at March 31, 2004.

During the year ended March 31, 2003, the Company changed the estimates used for computing the Frequence Plus liability to more adequately reflect the expected behaviors of its customers. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately €130 million at March 31, 2003.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

26  Other payables

	Years ended March 31,
	2004	2003	2002
	(in million euros)
Employee-related liabilities	491	467	495
Tax liabilities	193	166	145
Deferred income on transactions with equity affiliates	70	70	70
Other	446	355	540
Total	1,200	1,058	1,250

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social security contributions.

In addition, during 1997 and 1998, the Company sold its investment in Amadeus Data Processing (a subsidiary which had been consolidated) and 33% of its investment in Amadeus France (which remains a consolidated subsidiary of the Company) to Amadeus GTD, an equity affiliate. The gains on disposal of these investments have been eliminated to the extent of Air France’s continuing investment in Amadeus GTD. These amounts will continue to be deferred until such time as the Air France investment in Amadeus GTD is reduced by sale or other means.

27  Financial instruments

27.1  Exposure to interest rate risk

In order to manage interest rate risk on short- and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Fixed to variable-rate swaps	172	181	63
Variable to fixed-rate swaps	1,105	1,209	592

These instruments have different objectives:

•  Hedging price risk relating to fixed-rate short and long-term debt and capital leases:

By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls.

Given the current position of market rates in comparison with fixed contractual rates on certain of its short and long-term debt and capital leases, the Company entered into a number of fixed to variable-rate swaps.

•  Hedging of cash-flow risk relating to variable-rate short and long-term debt and capital leases:

The Company has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Based on the above hedging arrangements, the Company’s interest rate exposure can be presented as follows:

Financial assets and liabilities at fixed rates:

	Years ended March 31,
	Financial instruments book value			Average rate of interest
	2004	2003	2002	2004	2003	2002
	(in € millions)
Fixed-rate financial assets	13	15	39	9.30%	7.02%	6.49%

Perpetual subordinated loan securities	97	144	185	10.04%	10.04%	10.04%
Bonds	—	99	322	6.54%	6.88%	7.07%
Other long-term debt and capital leases	1,800	1,628	1,303	5.18%	4.82%	5.15%

Fixed-rate financial liabilities	1,897	1,871	1,810	5.46%	6.36%	6.59%

Variable-rate assets and liabilities:

	Years ended March 31,
	Financial instruments book value			Average rate of interest
	2004	2003	2002	2004	2003	2002
	(in € millions)
Variable-rate financial assets	163	403	852	2.25%	2.84%	3.99%

Perpetual subordinated loan securities	19	25	31	2.70%	3.74%	4.57%
Bonds	18	88	153	1.16%	1.57%	3.53%
Other long-term debt and capital leases	2,114	1,699	2,199	3.12%	4.31%	4.90%
Short-term bank finance facilities and similar facilities	289	417	372	2.04%	2.80%	3.48%

Variable-rate financial liabilities	2,440	2,229	2,755	2.93%	3.96%	4.70%

27.2  Exchange rate risk

Current operations:

Although the Company’s reporting currency is the euro (€), part of its cash flow is denominated in other currencies, such as the US dollar (USD), the Japanese yen (JPY), the British pound sterling (GBP) and the Swiss franc (CHF).

Commercial activities also generate and incur income and expenses in foreign currency. The Company’s policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies. Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment:

Capital expenditure for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Long-term debt and capital leases:

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Operating hedges
Forward sales
JPY	124	—	12
CHF	57	102	—
Maturity - min	April 2004	April 2003	May 2002
- max	April 2006	October 2006	March 2005
Forward purchases
USD	182	37	—
JPY	—	—	—
Maturity - min	April 2004	April 2003	—
- max	March 2005	September 2003	—
Exchange rate options
USD	227
GBP	45	106	—
JPY	—	4	66
Maturity - min	April 2004	April 2003	April 2002
- max	March 2005	September 2004	March 2003
Flight equipment acquisition hedging
Forward purchases	1,091	30	—
Forward sales	—	—	64
Put options	—	200	—
Maturity - min	April 2004	April 2003	April 2002
- max	May 2008	November 2003	June 2002
Hedging of long-term debt and capital leases
Currency swaps		276	299
Maturity - min		June 2003	June 2003
- max		January 2004	January 2004

27.3  Commodity risk - fuel prices

In the normal course of its business, the Company conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company’s commitments on the crude and refined oil markets are shown below (nominal amounts):

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Petroleum swaps	25	202	399
Petroleum options	842	764	606
Maturity - min	April 2004	April 2003	April 2002
- max	June 2007	March 2005	December 2004

27.4  Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:

•  temporary financial investments

•  derivatives

•  trade receivables

Financial investments are diversified investments in blue-chip securities negotiated with leading banks.

Company transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with reputable counterparties with negligeable counterparty risk.

Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2004, the Company had not identified any specific counterparty risks relating to trade receivables.

27.5  Market value of financial instruments

Market values of financial instruments are determined for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are subject to the following inherent limitations:

•  market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•  estimated amounts as of March 31, 2004, 2003 and 2002 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The methods used are as follows:

•  Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables.

The Company believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.

•  Marketable securities, investments and other securities.

The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.

•  Loans and other long-term debts and capital leases.

The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of these long-term debt and capital leases and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•  Off-balance sheet instruments.

The market value of off-balance sheet instruments corresponds to the amounts payable or receivable assuming the positions have to be closed out as of March 31, 2004, 2003 and 2002 calculated using the year-end market rate.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Market values calculated in this way are shown in the table below:

	Years ended March 31
	2004		2003		2002
	Net book value	Estimated market value	Net book value	Estimated market value	Net book value	Estimated market value
	(in € millions)
Balance sheet
Investment securities	81	76	104	90	72	66
Loans
fixed-rate	4	4	4	4	2	2
variable-rate	36	36	11	11	4	4
Marketable securities	1,478	1,478	1,039	1,039	1,408	1,408
Bonds
fixed-rate	—	—	99	105	322	335
variable-rate	18	18	88	88	153	153
Perpetual subordinated loan securities	116	155	169	182	216	298
Other loans and long-term debt and capital leases
fixed-rate	1,800	1,822	1,628	1,723	1,280	1,340
variable-rate	2,114	2,114	1,699	1,697	2,199	2,199
Other short-term loans and long-term debt and capital leases	289	289	417	417	372	372

Off-balance sheet
Treasury management instruments
exchange rate options	—	5	—	(2)	—	(4)
forward currency contracts	—	21	—	(14)	—	(1)
currency swaps	—	—	—	28	—	8
Commodity instruments
petroleum swaps	—	154	—	29	—	59

28  Leases

28.1  Capital leases

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Aircraft
Minimum lease payments by maturity
Y + 1	161	202	418
Y + 2	134	162	221
Y + 3	281	134	179
Y + 4	172	258	178
Y + 5	100	174	298
> 5 years	591	644	743

Total	1,439	1,574	2,037

Of which interest	185	229	301
Aircraft capital leases	1,254	1,345	1,736

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Buildings
Minimum lease payments by maturity
Y + 1	20	11	11
Y + 2	21	11	11
Y + 3	22	11	11
Y + 4	21	11	11
Y + 5	19	10	12
> 5 years	127	21	32

Total	230	75	88

Of which interest	34	11	16
Building capital leases	196	64	72
Equipment capital leases	3	4	6

Total capital leases	1,453	1,413	1,814

28.2  Operating leases

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Aircraft
Minimum lease payments by maturity
Y + 1	502	465	501
Y + 2	467	466	483
Y + 3	388	404	440
Y + 4	319	328	399
Y + 5	241	257	337
> 5 years	370	439	586

Total	2,287	2,359	2,746

For practical reasons, it is not the Company’s policy to disclose the schedule of minimum payments for other operating leases.

29  Flight equipment orders

Due dates for commitments in respect of flight equipment orders are as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Y + 1	779	661	1,008
Y + 2	839	1,065	765
Y + 3	332	849	1,143
Y + 4	375	530	752
Y + 5	590	301	502
> 5 years	261	740	1,157

Total	3,176	4,146	5,327

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

These commitments relate to the amounts in USD which are converted into euro at the year-end exchange rate.

During the year ended March 31, 2004, the decrease in the number of Air France’s orders primarily reflected continued rolling out of the delivery schedules in accordance with initial backlog. The Company has consequently received eight aircraft between April 1, 2003 and March 31, 2004: two A330-200s, one A320 and five A318s. Over this period, no new commitments or orders have been made nor options signed, since the main decisions regarding renewal of the passenger and cargo fleet had already been signed and incorporated into contracts with manufacturers.

Medium-haul fleet

During the year ended March 31, 2004, the main event was the introduction of the A318, which began in October 2003. As of March 31, 2004, five aircraft have been delivered to the Company, with a sixth A318 to be delivered in April 2004, taking the fleet in operation up to six by the summer of 2004. Consequently, the fleet is moving on to the last stage in its streamlining process centered on the four models from the A320 family. This process will end up with the last of the B737s scheduled to be retired in the winter of 2006/2007. The last nine planes from the order are scheduled to be delivered over the next few financial years, in connection with the B737 fleet retirement program.

In connection with the “A320 Family” contract, Air France received one A320 in December 2003.

Furthermore, the last two firm orders as part of this contract, scheduled to be delivered in April 2005 and March 2006 respectively have been changed from A320s to A319s.

The four aircraft (two A320s, one A321 and one A319) included in the storage operation decided on in the fall of 2002 were still the property of the financing vehicle set up for this purpose as of March 31, 2004, although traffic forecasts have made it possible to begin taking them out of storage for the summer of 2004.

Long-haul fleet

In the fourth quarter, Air France received delivery of two A330-200s. One of which corresponded to the taking out of storage on one of the two aircraft included in the deferral operation that occurred during the fall of 2002. In the summer of 2004, the fleet will be increased to thirteen A330-200s, with the introduction of one leased aircraft. The outstanding number of orders at March 31, 2004 included three aircraft: two new A330-200s to be delivered during the course of the 2005-2006 financial year and a second stored aircraft scheduled to enter into service in the summer of 2005.

Air France did not receive deliveries of any Boeing planes in the 2003-2004 financial year. At year-end, the orders placed with this manufacturer consisted primarily of the ten new long-haul 777-300ERs, which are scheduled to be brought into service during the 2004-2005 financial year, and the last 747-400ERF, which is to be delivered in June 2005.

Regional-companies fleet

The regional companies received delivery of two CRJ 700s and two Embraer 145s

Five planes (four A320 and one A330) were in storage as of March 31, 2004. The planes are owned by a financing company in which Air France has no equity interest. Had this company been consolidated, financial debt and flight equipment fixed assets would have increased by € 171 million.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company’s commitments concern the following aircraft:

Aircraft type	As of	To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	> 5 years
A 318	March 31, 2004	Firm orders	4	3	3	—	—	—
		Options	—	—	5	2	—	3
	March 31, 2003	Firm orders	5	3	4	3	—	—
		Options	—	—	3	4	3	—
	March 31, 2002	Firm orders	—	8	5	2	—	—
		Options	—	—	—	6	4	—
A 319	March 31, 2004	Firm orders	1	2	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		Options	—	6	4	1	—	6
	March 31, 2002	Firm orders	1	—	—	—	—	—
		Options	—	6	6	4	1	—
A 320	March 31, 2004	Firm orders	2	—	—	—	—	—
		Options	—	1	2	1	—	—
	March 31, 2003	Firm orders	2	2	1	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2002	Firm orders	2	—	—	—	—	—
		Options	—	—	—	—	—	—
A 321	March 31, 2004	Firm orders	1	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		Options	—	—	1	—	1	—
	March 31, 2002	Firm orders	1	3	—	—	—	—
		Options	—	—	—	1	—	1
A 330	March 31, 2004	Firm orders	—	3	—	—	—	—
		Options	—	1	2	2	—	1
	March 31, 2003	Firm orders	3	1	1	—	—	—
		Options	—	1	3	2	—	—
	March 31, 2002	Firm orders	4	2	—	—	—	—
		Options	—	1	2	2	—	—
		Options	—	—	—	3	5	2
A 380	March 31, 2004	Firm orders	—	—	—	—	2	2
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	—	—	—	3	2	5
		Options	—	—	—	—	2	2
	March 31, 2002	Firm orders	—	—	—	—	3	7
		Options	—	—	—	—	—	4
B 747	March 31, 2004	Firm orders	—	1	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	—	—	1	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2002	Firm orders	1	—	1	—	—	—
		Options	—	1	1	1	1	—

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Aircraft type	As of	To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	> 5 years
B 777	March 31, 2004	Firm orders	3	5	2	—	—	—
		Options	—	—	2	4	3	1
	March 31, 2003	Firm orders	—	4	6	—	—	—
		Options	—	—	—	—	3	7
	March 31, 2002	Firm orders	2	—	4	6	—	—
		Options	—	—	—	—	2	8
Embraer 145	March 31, 2004	Firm orders	1	5	2	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	2	3	3	2	—	—
		Options	—	—	—	—	—	—
	March 31, 2002	Firm orders	2	3	—	3	2	—
		Options	—	—	—	—	—	—
CRJ 700	March 31, 2004	Firm orders	1	1	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	3	1	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2002	Firm orders	4	2	—	—	—	—
		Options	—	—	—	—	—	—

30  Other commitments

30.1  Commitments provided

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Call on investment securities	13	9	35
Put on investment securities	(2)	(2)	(8)

Total	11	7	27

Warranties, sureties and guarantees	16	35	51
Mortgaged or secured assets	1,650	1,311	706
Other purchase commitments	215	189	134

At March 31, 2003, warranties, sureties and guarantees consisted primarily of a guarantee provided by Air France to financial institutions in connection with Air Littoral’s lease agreements of five Fokker aircraft. Pursuant to this agreement Air France would pay the rental expense for the three aircraft if the Company is notified that Air Littoral is not able to fulfill its obligation. In exchange, Air France would be able to use those aircraft for the remaining lease term. The guarantee given, which corresponded to the minimum amount of future lease charges for the five Fokkers in the event of failure to meet payments came to a total of € 23 million at March 31, 2003 (€ 37 million at March 31, 2002).

Air Littoral was declared bankrupt during the year ended March 31, 2004, Air France has consequently taken on Air littoral’s commitments related to the leasing of the five Fokkers, with three of them brought into service on its own lines between November 2003 and March 2004. The other two will enter into service in May and July 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

30.2  Commitments received

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Warranties, sureties and guarantees	106	151	185
Other	9	6	17

Warranties, sureties and guarantees are comprised primarily of letter of credit received from financial institutions.

30.3  Litigation and court action

To the Company’s knowledge, there is no pending or threatened litigation or arbitration likely to have a significant impact on the financial position, results of operations or cash flows of the Company.

39th hour litigation

Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the “Reconstruire Air France” plan.

Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.

In September 2002, the Cour de Cassation, the French high court, rendered several rulings in favor of the Company, which should put an end to the current proceedings. No provision has been recorded in this regard as management does not believe that there is any further risk related to this matter.

Hall litigation

In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before a U.S. Court against several major U.S. airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.

During 2002, the plaintiffs have extended the proceedings to include three major European airlines, including Air France.

The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.

The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals $17.5 billion, for which defendants could be subject to triple damages in accordance with legislation governing collusion in the United States of America. On October 30, 2003, this suit was dismissed by the trial court on a motion for summary judgment. The plaintiffs have appealed this decision.

The Company believes that the case has no merit and intends to defend itself vigorously, thus no provision has been recorded in this regard.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

TAM Travel litigation

A certain number of travel agents, who were initially plaintiffs in the Hall case decided to sue individually before the Court of the State of California. This litigation is identical to the Hall case. Certain defendants have requested that the TAM Travel case be stayed until the appeal in the Hall case is decided. The judge rejected this request on May 3, 2004. As a consequence, the procedure is still pending. No provision has been recorded in the Company’s consolidated financial statements as of March 31, 2004.

Litigation between Servair and its employees

During 2000 and the start of 2001, a number of Servair, an Air France subsidiary, employees launched a suit before the Labor Court in France for payment of backdated wages. The plaintiffs state that the time spent when having lunch in the Company’s restaurant constitutes a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considers that the time spent on meals constitutes an interruption in working time that is not entitled to remuneration.

In a definitive ruling on November 8, 2001, the Court of Appeal sided by the position argued by Servair. Other suits representing a total of 268 individual claims initiated by Servair employees over this same issue are still before courts. The Company believes these cases are without merit and has not recorded any provisions with respect to these disputes.

Security lawsuit in the United States

Certain beneficiaries of victims of the terrorist attacks on September 11, 2001 filed a lawsuit in New York at the end of 2003 against airport authorities responsible for running the Newark, Washington and Boston airports, from which the aircraft used for the attack took off.

As part of this case, all the subcontractors and airlines working at these airports have also been summoned, including Air France, which at the time of the attacks operated flights out of the three hubs.

The plaintiffs allege that the airport authorities, their subcontractors and the airlines in question are guilty of negligence, mainly with regard to the choice of the companies appointed to manage security at the aforementioned hubs.

Air France which has an aviation insurance policy covering its third party liability up to € 2 billion, believes that the claim against it in the lawsuit is unfounded.

Tax Risk

In the normal course of business, the Company faces various tax related litigations. The Company believes that it has properly accrued for such tax risks.

31  Cash flow statement

31.1  Cash and cash equivalents

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Cash at bank	330	193	255
Cash equivalents (Note 20)	1,364	746	1,164
Short-term bank finance and similar facilities (note 23)	(289)	(267)	(372)

Cash and cash equivalents	1,405	672	1,047

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

31.2  Acquisition of subsidiaries, affiliates and other investments

During the year ended March 31, 2004, € 6 million were invested in the acquisition of additional Servair securities and € 4 million on the Opodo capital increase.

Investment during the year ended March 31, 2003 mainly represented the acquisition of 2% of the capital of Alitalia for €23 million and the additional investment in Opodo for €21 million.

During the year ended March 31,2002, the primary investments had involved Opodo and Cordiem.

32.  Other significant events

In conjunction with a Salary/Share Exchange Agreement entered into between Air France and its main labor unions on September 18, 2003, employees of Air France will have the opportunity to acquire Air France shares directly from the French State in exchange for voluntary reductions in salary over a period of six years. This opportunity is available only if and when the French State sells any part of its interest in Air France.

The Salary/Share Exchange Agreement is subject to the effective transfer of a majority of Air France’s share capital to the private sector. The French State announced on July 29, 2002 that it intends to reduce its shareholding in Air France to 20%. An undertaking to reduce the interest of the French State to 20% is also contained in the declaration of understanding executed by the French State and the State of the Netherlands in conjunction with the merger between Air France and KLM. The aggregate number of Air France shares which may be transferred by the French State pursuant to the Salary/Share exchange is limited by law to 6% of the outstanding share capital of Air France, or 13,186,853 Air France shares. Because the French State will provide all of the shares to be given to employees pursuant to the Salary/Share exchange but will share the benefits of the salary reductions with Air France’s other stockholders, an agreement has been reached between Air France and the French State whereby Air France will compensate the French State for the cost to it of the Salary/Share exchange.

Air France will have two years from the date that the French State grants its shares to the Air France employees in which to make its compensation payment, although interest will accrue after 90 days.

Compensation payment to the French State may be made either through a cash payment from Air France to the French State or through the delivery by Air France to the French State of Company’s equity instruments.

33  Subsequent Events

On April 5, 2004, Air France proposed a public exchange offer to holders of KLM ordinary shares. The exchange ratio was set at 11 Air France share and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM New York Registry Shares. Three Air France warrants would entitle holders to acquire and/or subscribe to two Air Frane shares at an exercise price of € 20 per Air France share. The warrants have a maturity of three and a half years as of May 6, 2004and may be exercised beginning of November 6, 2005. The ADWs will be subject to the same strike price and conditions for conversion into Air France shares or ADSs as the Air France warrants.

At the end of the offer period (May 3, 2004), KLM shareholders submitted 41,762,597 ordinary shares, including 7,708,460 New York Registry Shares. Accordingly, Air France issued 45,938,857 new shares and 41,762,597 warrants. The new breakdown of Air France’s share capital is as follows: French government 44.7%, Air France employees 10.5%, Public 44.8%. Air France is a privatized company and its shares are listed on the Paris, Amsterdam and New York stock exchanges.

Air France has decided to launch a supplementary offer period, under the same conditions, which started on May 4, 2004 and is scheduled to end on May 21, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

34  Scope of consolidation at March 31, 2004

	Address	Siren(1)	Capital	% Interest	% Control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	£7,000,000	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	€1,600	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	€2,880,016	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid – SPAIN	Foreign	€27,898,000	23	43	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	€1,300,000	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	—	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham Road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	£800,000	50	50	Equity method	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	€2,400,000	60	60	Fully consolidated	Mar-31
Sous Groupe Reenton DEVELOPMENT LTD
REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81, Jervois Street - Sheung Wan - Hong-Kong	Foreign	hkd10,000	51	51	Fully consolidated	Dec-31

Hangxin HITECK RESOURCES HOLDING LTD	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81, Jervois Street – Sheung Wan - Hong-Kong Room	Foreign	hkd77,987	41	80	Fully consolidated	Dec-31

HARBIN HANGXIN AVIONICS CO. LTD	N° 8, Bohaivi Road, Jizhongqu, Hapin Road - Harbin Economic Development Zone - Harbin 150060 - Chine	Foreign	cnv1,283,865	41	80	Fully consolidated	Dec-31

GUANGZHOU HANGXIN AVIONICS CO. LTD	N°2, Kexin Road, TIANHE, 510630 Guangzhou - Chine	Foreign	cnv26,944,758	41	80	Fully consolidated	Dec-31

SHANGHAI HANGXIN AERO MECHANICS CO. LTD	N° 12-C Jinwen Road, Zhugiao, Nanhui District, 201323 Shanghai - Chine	Foreign	cnv3,476,424	41	80	Fully consolidated	Dec-31

SINGAPORE HANGXIN AVIATION ENG. PTE	N° 66, Lovang Way - Singapore 508756	Foreign	sad16,000	12	30	Equity method	Dec-31

SHANGDONG, XIANGYU AERO-TECHNOLOGY SERVICES LTD	Yaoqjang International Airport, Jinan 250107, Shandong, China	Foreign	Cnv3,380,000	8	20	Equity method	Dec-31

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% Control	Method	Year end

Sous Groupe UILEAG HOLDING COMPANY LTD
UILEAG HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

O’FIONNAGAIN HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	€1	100	100	Fully consolidated	Mar-31

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% Control	Method	Year end
AIR FRANCE FINANCE sub group

AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	€200,000,000	100	100	Fully consolidated	Mar-31

AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	€1,984,000	30	30	Equity method	Mar-31

AIR FRANCE FINANCE IRELAND	69/71 St Stephen’s Green Dublin 2 IRELAND	Foreign	usd3,502,508	100	100	Fully consolidated	Dec-31

AIR FRANCE PARTNAIRS LEASING NV	130 Schottegativeg Oost Curaçao - DUTCH WEST INDIES	Foreign	usd39,209,180	45	45	Equity method	Dec-31

ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis – MAURITIUS	Foreign	usd6,697,487	51	51	Fully consolidated	Dec-31

BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	€23,483,376	100	100	Fully consolidated	Mar-31

CITY JET	Swords Campus, Balheary Road Swords Co. Dublin – Ireland	Foreign	€5,079,968	100	100	Fully consolidated	Mar-31

FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rolli 94 200 Ivry sur Seine	347 944 259	€2,288,000	100	100	Fully consolidated	Mar-31

FPSEA	57 rue Ledru Rollin 94 200 Ivry Sur Seine	449 171 222	€1,000,000	49	49	Proportionally consolidated	Dec-31

GIE JEAN BART	260 Bd Saint-Germain 75007 Paris	430 337 766	—	10	10	Fully consolidated	Dec-31

GIE SURCOUF	260 Bd Saint-Germain 75007 Paris	432 655 785	—	100	100	Fully consolidated	Mar-31

ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	€1,035,488	100	100	Fully consolidated	Mar-31

PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	€5,559,063	100	100	Fully consolidated	Mar-31

PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	€40,000	100	100	Fully consolidated	Mar-31

REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	€100,000,000	100	100	Fully consolidated	Mar-31

SOCIETE D’EXPLOITATION AERONAUTIQUE	45, rue de Paris 95747 Roissy CDG Cedex	379 316 276	€38,112	100	100	Fully consolidated	Mar-31

SOCIETE NOUVELLE AIR IVOIRE	Place de la République – Abidjan IVORY COAST	Foreign	xof3,600,000,000	39	76	Fully consolidated	Dec-31

TEAM TRACKERS	Olivova 4/2096 - 11000 Praha 1 République Tchèque	Foreign	czk 17,500,000	49	49	Proportionally consolidated	Dec-31

SERVAIR sub group

SERVAIR (Cie d’exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	€52,386,208	94	94	Fully consolidated	Dec-31

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% Control	Method	Year end

ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	€250,000	94	100	Fully consolidated	Dec-31

ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	€1,500,000	48	51	Fully consolidated	Dec-31

AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	448 568 702	€8,000	94	100	Fully consolidated	Dec-31
AEROSUR	Le Ronsard – Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	€40 000	94	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypol BP 10701 95726 Roissy CDG Cedex	403 236 714	€450,000	48	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	€2,000,000	30	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath Road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	gbp17,068,000	26	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	€1,365,500	90	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	€10,000	94	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	€1,500,000	94	100	Fully consolidated	Dec-31
CULIN’AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	€914,760	53	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar – SENEGAL	Foreign	cfa215,000,000	48	51	Fully consolidated	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	usd4,860,000	94	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street Wilmington, Delaware 19801 USA	Foreign	usd920,000	46	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W – 70 th Avenue Miami, Florida 33299 USA	Foreign	usd6,000,000	46	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame, California 94010 USA	Foreign	usd3,000,000	42	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street Wilmington, Delaware 19801 USA	Foreign	usd450,000	46	49	Equity method	Dec-31
JET CHEF	Zone d’aviation d’affaires 93350 Aéroport du Bourget	382 587 541	€380,000	94	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	€40,000	47	50	Proportionally consolidated	Dec-31

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% Control	Method	Year end
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	cfa100,000,000	17	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa – MACAU	Foreign	mop16,000,000	16	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	cfa350,000,000	68	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	€5,700,000	95	100	Fully consolidated	Dec-31

PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	€7,500	94	100	Fully consolidated	Dec-31

PRESTAIR	1 rue du Pont de Pierre BP 61 – Wissous 91422 Morangis Cedex	429 723 737	€7,500	94	100	Fully consolidated	Dec-31

PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	€8,000	48	51	Fully consolidated	Dec-31

SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	cfa30,600,000	32	33	Equity method	Dec-31

SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	€710,797	33	35	Equity method	Dec-31

SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	sgd1,040,000	48	51	Fully consolidated	Dec-31

SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	€37,500	94	100	Fully consolidated	Dec-31

SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	cfa250,000,000	38	40	Equity method	Dec-31

SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	€1,905,000	94	100	Fully consolidated	Dec-31

SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	scr312,000	52	55	Fully consolidated	Mar-31

SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	€547,500	94	100	Fully consolidated	Dec-31

SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	€225,000	92	97	Fully consolidated	Dec-31

SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	€50,000	47	50	Fully consolidated	Dec-31

SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	€7,622	94	100	Fully consolidated	Dec-31

Note:

(1)Siren	represents the registration number of French entities.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

35  Summary of differences between accounting principles followed by the Company and U.S. GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in France (French GAAP) (see note 2).

Elements of the Company’s accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below.

(a)  Differences in accounting for business combinations

•  Adoption of SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets under U.S. GAAP

Under French GAAP, consolidation and business goodwill have been amortized over the expected period of benefit, which does not exceed 20 years.

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations (“SFAS 141”) and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets with finite lives continue to be amortized over their useful lives. As permitted, the Company adopted the provisions of SFAS 142 on April 1, 2001.

The Company performed an initial goodwill impairment evaluation as of April 1, 2001 as required by the transitional provisions of SFAS 142. This transitional impairment test requires the Company to allocate existing goodwill balances to its reporting units, and then evaluate the reporting units for impairment using a two-step test.

The first step of the goodwill impairment evaluation is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the test is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that is recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The Company determined its reporting units in a manner generally consistent with the operating segments. The Company’s individual assets and liabilities, including existing goodwill on the date of adoption, were allocated to each of the reporting units. The Company calculated the

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

fair value of each reporting unit by using a present value technique and compared this value to each reporting unit’s carrying value. The present value technique is based on an evaluation of future discounted cash flows, which are consistent with the information used in Company’s internal planning and budgeting process. The Company’s discounted cash flow evaluation used discount rates that correspond to the credit and risk profile for each reporting unit. Certain other key assumptions utilized, including revenue and operating expenses, are based on management estimates, are consistent with those utilized in the Company’s annual planning process, and take into account the specific and detailed operating plans and strategies of each reporting unit.

The Company performs the annual test for goodwill impairment during the first quarter of each fiscal year. At March 31, 2004, 2003 and 2002, the Company has not recorded any impairment on goodwill.

Intangible assets subject to amortization are reviewed for impairment whenever events and circumstances indicate that the intangible asset may not be recoverable.

•  Amortization of goodwill

In the Company’s Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

Under U.S. GAAP, the Company adopted SFAS 142 starting April 1, 2001. As mentioned above, goodwill is no longer amortized but, rather, tested for impairment on an annual basis or whenever indicators of impairment arise. The impact of goodwill no longer being amortized under U.S. GAAP was to increase U.S. GAAP pre-tax income by € 33.1 million, €33.1 million and € 34.7 million as compared to French GAAP pre-tax income for the years ended March 31, 2004, 2003 and 2002, respectively.

Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). The impact of eliminating the amortization of goodwill on equity method investments was to increase U.S. GAAP income by €2.2 million for the year ended March 31, 2004 and €2.0 million for the years ended March 31, 2003 and 2002, respectively.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Amortization of goodwill	33.1	33.1	34.7	100.9	67.8	34.7
Amortization of goodwill on equity method investments	2.2	2.0	2.0	5.8	4.0	2.0

Amortization of goodwill (a)	35.3	35.1	36.7	106.7	71.8	36.7

•  Allocation of purchase price to assets and liabilities acquired

Under French GAAP, certain acquired assets and liabilities assumed were not adjusted at fair value at the time of the acquisition, or in the case of step acquisitions, their related fair values were assessed during the initial step of the acquisition.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS 141 applicable for business combinations initiated after that date, require that the Company allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be fair valued at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under French GAAP and U.S. GAAP.

At March 31, 2002, on a U.S. GAAP pre-tax basis, goodwill was reduced by €22.7 million and tangible fixed assets were increased by €43.3 million as compared to French GAAP. The impact on net income before tax was an additional charge of €5.1 million under U.S. GAAP for the year ended March 31, 2002.

At March 31, 2003, goodwill was reduced by €22.7 million and tangible fixed assets were increased by €30.1 million as compared to French GAAP. The impact on net income before tax was an additional charge of €13.2 million under U.S. GAAP.

At March 31, 2004, goodwill is reduced by € 22.7 million and tangible fixed assets are increased by € 27.6 million as compared to French GAAP. The impact on net income before tax is an additional charge of € 2.5 million under U.S. GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Reduction of goodwill	—	—	—	(22.7)	(22.7)	(22.7)
Increase in tangible assets	(2.5)	(13.2)	(5.1)	27.6	30.1	43.3

Business combinations (a)	(2.5)	(13.2)	(5.1)	4.9	7.4	20.6

(b)  Impairment of tangible long-lived assets

Under French GAAP, when events and circumstances indicate that the assets may be impaired, Air France assesses the existence of impairment losses at the entire aircraft fleet level under full ownership and capital leases and capitalized spare parts on the basis of their recoverable values as a whole.

Under U.S. GAAP, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived assets (“SFAS 144”) effective April 1, 2002. In accordance with SFAS 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of an asset group classified as held for sale are presented as separate assets and liabilities in the U.S. GAAP balance sheet.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with SFAS No.121, Accounting for Impairment of Long-Lived Assets to be Disposed Of (“SFAS 121”).

As a result of the July 2000 Concorde crash, the Company reviewed its Concorde fleet for impairment in accordance with SFAS 121 as of and for the year ended March 31, 2001. Management determined that the estimated net undiscounted future cash flows generated by its Concorde fleet were less than the carrying value of the related assets. Management estimated the undiscounted future cash flows with models used by the Company in making fleet and scheduling decisions. Under U.S. GAAP, the Concorde aircraft and their related long-lived assets were therefore written down to their fair value, which has been determined to be nil due to the lack of any resale market for the Concorde fleet. Under French GAAP, the Company determined that, due to the contribution of Concorde to Air France commercial policy and corporate image, Concorde related assets were tested at the Company’s entire fleet level. As a result of this test no impairment charges were recorded on such assets under French GAAP.

As a result of the events of September 11, 2001 and their related effects on the airline industry, Air France reviewed its fleet for impairment in accordance with SFAS 121 as of September 30, 2001. Management determined that the estimated net undiscounted future cash flows generated by its Beech 1900 were less than their carrying value. Management estimated the undiscounted future cash flows with models used by the Company in making fleet and scheduling decisions. Under U.S. GAAP, the Beech 1900 aircraft and the related long-lived assets were therefore written down to their fair values, based on the present value technique method. Under French GAAP, the Company did not recognize any impairment on the Beech 1900 due to the Company testing impairment at the entire fleet level.

The total effect of the above mentioned differences in GAAP resulted in an increase (decrease) in the Company’s U.S. GAAP net income before tax, as compared to French GAAP, by €53.9 million and €(29.3) million for the years ended March 31, 2003 and March 31, 2002, respectively. The U.S. GAAP related stockholders’ equity decreased by €6.2 million and €60.0 million as of March 31, 2003 and 2002, respectively, as compared to French GAAP.

As of March 31, 2004, the Concorde assets had been completely written-off from Air France’s consolidated financial statements prepared in accordance with French GAAP as the Company stopped operations of these aircraft on May 31, 2003. There was therefore no GAAP difference in relation to these aircraft as of March 31, 2004. In addition, the Company disposed of one of the Beech 1900 during the year ended March 31, 2004. As a result, as of March 31, 2004, the impairment reconciling item resulting in a decrease in stockholders’ equity of €2.8 million relates solely to the remaining six Beech 1900. The effect of the impairment reconciling item on net income before tax for the year ended March 31, 2004 is €3.4 million (an increase).

(c)  Accounting for investments in marketable securities

Under French GAAP, the Company accounts for its investments in debt and equity securities at the lower of historical cost or fair value, as assessed on an individual basis. As described in note 2.15, the fair value of investment corresponds to the utility value to the Company. Any impact of changes in provisions for investments is recorded in earnings. Provisions previously recorded may be reversed based on subsequent recoveries in fair values.

Under U.S. GAAP, the Company is required to apply the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. (“SFAS 115”). SFAS 115 requires that investments in marketable securities be divided into three categories: trading securities (investments

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

that are bought and held principally for the purpose of selling them in the near term), held-to-maturity securities (debt securities that the Company has a positive intent and ability to hold to maturity), and available-for-sale investments (all other securities). Under SFAS 115, the Company classifies its investments in marketable debt and equity securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a component of stockholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income to reduce the cost basis of the assets. Such losses cannot be reversed.

Under U.S. GAAP, the amount of net unrealized gains (losses) amounted to € 2.9 million, €(7.5) million and €0.9 million as of March 31, 2004, 2003 and 2002, respectively.

The Company also invests its excess of cash in mutual funds (SICAV) which are held for trading purposes. Realized and unrealized gains and losses on these investments are recognized immediately in financial income (expense).

Other than temporary impairment

Austrian Airlines

During the year ended March 31, 2001, the Company determined that its investment in Austrian Airlines (which is considered as an available-for-sale security) was impaired. As a result, under U.S. GAAP, the Company recorded an expense of €4.5 million corresponding to the decline in fair value of its investment in Austrian Airlines as of March 31, 2001. During the year ended March 31, 2002 the Company determined that its investment in Austrian Airlines had incurred additional other than temporary declines in value. As a result, additional charges of €1.5 million have been included in the reconciliation of net income and stockholders’ equity as of and for the year ended March 31, 2002. During the year ended March 31, 2004, the Company recorded an impairment charge of € 2.0 million under French GAAP. Under U.S. GAAP this impairment charge had already been recognized and therefore is reversed for the purpose of the reconciliation from French GAAP to U.S. GAAP.

Alitalia

During the year ended March 31, 2004, the Company determined that its investment in Alitalia which is considered as an available for sale investment was impaired for U.S. GAAP purposes. As a result, the Company records an impairment charge of € 4.0 million under U.S. GAAP, corresponding to the decline in fair value of its investment in Alitalia.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Unrealizable gains (losses) on marketable securities	—	—	—	2.9	(7.5)	0.9
Other than temporary impairment	(2.0)	—	(1.5)	(8.0)	(6.0)	(6.0)

Marketable securities (c)	(2.0)	—	(1.5)	(5.1)	(13.5)	(5.1)

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(d)  Consolidation

During the year ended March 31, 2003, the Company entered into certain agreements in which it deferred delivery of aircraft by transferring the aircraft into two newly-created special-purpose entities (SPE), Nogues and Investima. During the year ended March 31, 2004, the Company has transferred all assets and liabilities of the Investima SPE into the Company’s assets and liabilities.

Under French GAAP, the Company was not required to consolidate these SPEs , as it held no equity interest in the entities.

Under U.S. GAAP, the Company has determined that it had the substantive risks and rewards of the ownership of the assets of the SPEs, as it had entered into irrevocable and unconditional agreements upon the creation of the SPEs for the financing and possession of the underlying aircraft. As a result, these entities were fully consolidated for U.S. GAAP purposes as of March 31, 2003, in accordance with FASB Emerging Issues Task Force Topic D-14, Transactions involving Special-Purpose Entities (“EITF D-14”). The Company has recorded all related financing costs associated with these SPEs in its income statement under French GAAP. As a result, there was no impact on U.S. GAAP net income or stockholders’ equity related to the consolidation of these entities.

At March 31, 2004, the consolidation under U.S. GAAP of Nogues results in an increase of fleet assets and financial debt of € 171 million.

At March 31, 2003, the consolidation under U.S. GAAP of Nogues and Investima resulted in an increase of fleet assets and financial debt of €245 million.

In addition, during the year ended March 31, 2004, the Company entered into a securitization transaction, described in note 23.1 of the consolidated financial statements, in which Air France holds a variable interest. The Company has considered the provisions of FIN 46, Consolidation of Variable Interest Entities and is required to consolidate this entity under US GAAP. This results in an increase of financial debt and cash and cash equivalents of €98.0 million at March 31, 2004.

(e)  Equity method investments

(i)  U.S. GAAP reconciliation

Under French GAAP, the Company has accounted for several of its investments by the equity method, using net income as determined under accounting principles generally accepted in France.

Under U.S. GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with U.S. GAAP prior to the Company’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under U.S. GAAP relate primarily to the Company’s investment in Amadeus GTD and mainly reflect differences in accounting for business combination. Those differences resulted in an increase in net income of € 5.3 million €7.3 million and €1.8 million for the years ended March 31, 2004, 2003 and 2002, respectively, and an increase (decrease) in stockholders’ equity of € 4.6 million, €(0.9) million and € (10.9) million as of March 31, 2004, 2003 and 2002, respectively, as compared to the amounts reported under French GAAP.

(ii)  Amortization of excess purchase price

Under French GAAP, the excess of the purchase price of equity method investments over the Company’s share of the historical net book value of the investee is generally considered as

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

goodwill, and is amortized over 20 years. Under U.S. GAAP, such excess purchase price is allocated to the corresponding underlying assets of the investee. As mentioned in note 35 (a) the Company recorded an increase in net income of €2.2 million for the year ended March 31, 2004 and € 2.0 million for the years ended March 31, 2003 and 2002, corresponding primarily to the reversal of amortization of the goodwill related to the Company’s investment in Alpha.

(iii)  Companies recorded at cost under French GAAP and accounted for under the equity method under U.S. GAAP

In certain cases, under French GAAP, investments of 20% or more held in certain companies have not been accounted for using the equity method, when the Company does not believe it exercises significant influence, or does not intend to exercise such influence.

Under U.S. GAAP, the Company has considered the provisions of FASB Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock and determined that the investment in Opodo is accounted for under the equity method.

Consequently, the reconciliation of net income and stockholders’ equity reflects the Company’s accounting for its investment in Opodo using the equity method under U.S. GAAP. For the years ended March 31, 2004, 2003 and 2002, the impact on U.S. GAAP pre-tax income was an increase of € 11.2 million, a reduction of €20.0 million and a reduction of €13.2 million, respectively. The impact on stockholders’ equity was a decrease of € 25.9 million, €37.1 million and €17.0 million as of March 31, 2004, 2003 and 2002, respectively, as compared to the amounts reported under French GAAP.

A summary with respect to equity method investments of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Air France share in Opodo’s equity investment	(14.8)	(20.0)	(13.2)	(51.9)	(37.1)	(17.0)
Cancellation of impairment charge on Opodo’s investment recorded at cost under French GAAP	26.0			26.0

Total	11.2	(20.0)	(13.2)	(25.9)	(37.1)	(17.0)

In addition, under U.S. GAAP, the Company accounted for its 24.75 % investment in Toga, a limited partnership related to Terminal 1 in the JFK airport using the equity method under U.S. GAAP following the provisions of EITF D-46, Accounting For Limited Partnership Investments, which requires the use of the equity method unless the investor’s interest is minor. Consequently, under U.S. GAAP, the Company recorded an increase in stockholders’ equity of €1.6 million, €1.8 million and €2.3 million as of March 31, 2004, 2003 and 2002, respectively, as compared to French GAAP. The impact on net income was nil for all periods presented.

(iv)  Company accounted for under the equity method under French GAAP and consolidated under U.S. GAAP

Under French GAAP, the Company maintains a 45% interest in Air France Partnairs Leasing (“AFPL”), a company whose primary business activity is leasing aircraft to Air France, and accounts for this investment under the equity method.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, the Company has considered the provisions of SFAS No.13, Accounting for Leases (“SFAS 13”). The Company has determined that the equity method is not adequate for fair presentation of this investment because the principal business activity of this investee is to lease aircraft to Air France. Therefore, AFPL is consolidated under U.S. GAAP. The impact on total assets was an increase of €50.5 million, €70.2 million and €110.8 million as of March 31, 2004, 2003 and 2002, respectively. The impact on financial debt was an increase of €19.4 million, €27.8 and €57.6 million as of March 31, 2004, 2003 and 2002, respectively. The Company recorded an increase (decrease) in net income of € 12 million, €12.7 million and €(1.0) million for the years ended March 31,2004, 2003 and 2002, respectively, and a decrease in stockholders’ equity of € 37.4 million, €49.4 million and €62.2 million as of March 31, 2004, 2003 and 2002, respectively, as compared to amounts determined under French GAAP.

The impact on stockholders’ equity is due to sales-leaseback transactions that occurred in 1988 and that have been partially eliminated under French GAAP due to the accounting for AFPL under the equity method, but that are fully eliminated under U.S. GAAP due to consolidation. Any subsequent disposals of aircraft by AFPL would lead to differences in the recognition of capital gain or loss between French and U.S. GAAP, as the carrying values of the aircraft differ between both sets of GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Amadeus GTD adjustments	5.3	7.3	1.8	4.6	(0.9)	(10.9)
Amortization of excess purchase price (see Note 35 (a))	—	—	—	—	—	—
Opodo	11.2	(20.0)	(13.2)	(25.9)	(37.1)	(17.0)
Toga	—	—	—	1.6	1.8	2.3
Air France Partnairs Leasing	12.0	12.7	(1.0)	(37.4)	(49.4)	(62.2)

Equity method investments (e)	28.5	—	(12.4)	(57.1)	(85.6)	(87.8)

(f)  Provisions

Air France has implemented a voluntary program to reduce the working time for employees that are between 55 and 60 years old (legal age for retirement). Under the conditions of this plan, the Company has proposed to certain employees to reduce their working time to 50% while they continue to retain 80% of their former compensation levels. Under French GAAP, the Company accrued for such costs based on valuation of the commitments undertaken by the Company for employees accepting this arrangement.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS 112, Employers’ Accounting for Post-employment Benefits, because employees who accepted the offer will continue to render service to the Company.

For the years ended March 31, 2004, 2003 and 2002, the impact of this difference was a decrease of net income before tax of € 0.1 million, €10.1 million and €12.3 million respectively, as compared to

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

French GAAP, while the impact on stockholders’ equity before tax under U.S. GAAP was an increase of € 14.1 million, €14.2 million and €24.3 million at March 31 2004, 2003 and 2002, respectively.

(g)  Stock-based compensation

Air France has currently one effective stock-based compensation plan (“ESA 1998”) which is described in Note 37(8). In addition, on September 18,2003, Air France entered into a Salary/Share Exchange Agreement (“ESA 2003”) further described in note 32 of the consolidated financial statements. Such agreement was not in effect as of March 31, 2004.

ESA 1998

In accordance with French GAAP, the Company does not account for any compensation charge in relation to its stock-based compensation plan with the exception of its related stock-option component. In accordance with French GAAP, Air France does not record any compensation charge when stock options are granted. Under French GAAP, if a company issues new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an addition to additional paid-in capital. If a company repurchases shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated income statement. In the case of the ESA 1998 stock compensation plan, 3,516,596 options were granted on May 30, 2000 to certain of the Company’s employees. Such options are exercisable at an exercise price of €15.75 per share from May 31, 2005 through May 31, 2007. Upon exercise of these options the Company intends to deliver treasury shares previously acquired on the open market and will account for the related compensation charge when options are exercised.

Under U.S. GAAP, the company accounts for the fair value of the grants under this plan in accordance with the fair value method described in Statement 123, Accounting for Stock-Based Compensation (“SFAS 123”). The compensation cost that was charged against income for this plan under U.S. GAAP was €24.2 million, €24.8 million and €25.4 million for the years ended March 31, 2004, 2003 and 2002, respectively. This GAAP difference had no impact on stockholders’ equity as of March 31, 2004, 2003 and 2002, respectively.

ESA 2003

Under US GAAP, ESA 2003 will be accounted for in conformance with SFAS No.123. In accordance with SFAS No.123, the compensation cost arising from ESA 2003 will be determined at the measurement date. Such compensation cost will equal the total number of shares subscribed by the employees assuming that 100% of those shares would vest times the Company’s share market price at the measurement date. The compensation cost will then be accounted for in the income statement on a straight-line basis over the vesting period, which in the case of the agreement is six years. The amount paid by Air France to the French State will be accounted for as a capital transaction.

The accounting treatment for ESA 2003 under French GAAP will differ from the US GAAP accounting treatment as solely the net amount paid to the French State will affect the Company’s income statement over the six-year period of the Agreement.

As mentioned above, ESA 2003 was not in effect as of March 31, 2004 and thus, had no impact on the US GAAP reconciliation as of that date.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(h)  Treasury shares

Under French GAAP, the cost of treasury share repurchases that are intended for distribution to the employees is classified in investments in marketable securities, and accounted for as described in Note 2.18. Remaining treasury shares that are purchased with the intent of managing stock price are recorded as a reduction of stockholders’ equity at acquisition cost. All of these shares have been excluded in the earnings per share computation in accordance with French GAAP.

For French GAAP purposes, a provision is recorded for unrealized losses on shares which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense. Increases or decreases in the fair value of shares which are classified as a reduction of stockholders’ equity are recorded directly as a component of stockholders’ equity.

As of March 31, 2004 under French GAAP, the Company was carrying 2,435,311 of its own shares of which (i) 49,464 were classified as short-term investment at a cost of €0.8 million (ii) 1,185,847 were classified as a reduction of the Company stockholders’ equity, and (iii) 1,200,000 had been transferred to a third party with a commitment to repurchase those shares. For French GAAP purposes, this transaction is considered as temporary loan.

A release of provision of €7.5 million was recognized in the Company’s French GAAP consolidated financial statements to account for the change in fair value of the treasury stocks accounted for as short-term investment. In addition, the Company realized a gain of € 1.1 million on the disposition of 614,042 of its own shares which was recorded through equity under both French and U.S. GAAP.

As of March 31, 2003, the Company was carrying 2,884,498 of its own shares of which (i) 1,249,464 were classified as short-term investment at a cost of €21.5 million and (ii) 1,635,034 were classified as a reduction of the Company stockholders’ equity. A charge of €10.3 million was recognized in the Company’s French GAAP consolidated financial statements to account for unrealized losses on the Company’s own shares accounted for as short-term investment.

As of March 31, 2002, the Company was carrying 1,421,788 of its own shares accounted for as short investments. During the fiscal year ended March 31, 2002, the Company realized a gain of €5.2 million on the disposition of 1,670,614 of its own shares.

Under U.S. GAAP, treasury shares are accounted for as a reduction of stockholders’ equity at acquisition cost, and no further recognition is given for subsequent changes in fair value. When treasury shares are resold, any differences between cost and fair value are generally recorded directly to stockholders’ equity. Accordingly, the €7.5 million income, €10.3 million expense and €5.2 million gain recognized for the years ended March 31, 2004, 2003 and 2002, respectively under French GAAP were reversed for purposes of determining the U.S. GAAP net income. The impact on stockholders’ equity was a decrease of €18.7 million, €11.2 million and €24.1 million as of March 31, 2004, 2003 and 2002, respectively.

In addition, the temporary loan of shares described above is accounted for as a sale of treasury stocks with a commitment to re-acquire the shares issued, thus resulting in an increase in stockholders’ equity of € 15.9 million.

Under U.S. GAAP, the commitment to repurchase the shares has been separately accounted for by the Company in accordance with SFAS 150, Accounting For Certain Financial Instruments with

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Characteristics of both Liabilities and Equity. This results in an increase in financial debt and a decrease in stockholders’ equity of € 15.9 million as of March 31, 2004.

Furthermore, these shares are not considered as outstanding for purposes of the U.S. GAAP earnings per share computation.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	(in millions of euros)			(in millions of euros)
	2004	2003	2002	2004	2003	2002
Reclassification of treasury stock as a reduction of stockholders’ equity	—	—	—	(5.6)	(21.5)	(24.1)
Commitment to repurchase as a reduction of stockholders’ equity	—	—	—	(15.9)	—	—
Reversal under US GAAP of the unrealized gain (loss) on treasury shares	(7.5)	10.3	—	2.8	10.3	—
Reversal of the gain on sale of treasury shares	—	—	(5.2)	—	—	—

Treasury shares (h)	(7.5)	10.3	(5.2)	(18.7)	(11.2)	(24.1)

(i)  Sale-leaseback transactions

The Company regularly enters into transactions whereby the Company sells a fully owned aircraft to a third party and leases the aircraft back from this party (the lessor). Under French GAAP and to the extent the lease back agreement qualifies as an operating lease, the Company recognizes the entire gains and losses on the sale transactions upon completion of the sale of the aircraft to the lessor. The Company does not record any profits or losses on the sale when the leaseback transaction qualifies as a capital lease.

Under U.S. GAAP, all profits or losses on sales realized by the Company are deferred and amortized in proportion to the amortization of the leased asset, if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss is recognized immediately up to the amount of the differences between undepreciated cost and fair value.

The application of U.S. GAAP resulted in an increase (decrease) in the Company’s net income for the years ended March 31, 2004, 2003 and 2002 by € (19.9) million, €29.4 million and €(41.5) million, respectively and a decrease in the Company stockholders’ equity by €76.6 million €56.7 million and €86.1 million as of March 31, 2004, 2003 and 2002, respectively, as compared to French GAAP. The related balance sheet impact was an increase in the other current liabilities of an amount of € 76.6 million €56.7 million and €86.1 million as of March 31, 2004, 2003 and 2002, respectively.

(j)  Lease accounting

Under French GAAP, companies have the choice to account for lease arrangements either based on International Accounting Standard 17, Leases (“IAS 17”) or based on the form of the lease arrangement. The latter method has been applied by the Company as described in note 2.14 to the consolidated financial statements. Under this method, a lease arrangement is qualified as a capital lease if the lease arrangement provides for a bargain purchase option.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, the Company applied the provisions of SFAS 13, which requires that a lease agreement meeting any of the specified criteria listed in SFAS 13 be accounted for as a capital lease through recognition of the leased asset and a liability corresponding to the lower of the market value of the leased asset or the present value of the obligation under the lease. In accordance with this standard, the Company has determined that a number of the lease arrangements accounted for as operating leases under French GAAP should be recorded as capital leases under U.S. GAAP.

The application of U.S. GAAP resulted in an increase in the Company’s net income under U.S. GAAP as compared to French GAAP of €12.6 million, €29.9 million and €0.5 million for the years ended March 31, 2004, 2003 and 2002, respectively and an increase (decrease) in the Company stockholders’ equity of €14.4 million, €1.8 million and €(28.0) million as of and for the periods ended March 31, 2004, 2003 and 2002.

The application of this standard also resulted in an increase in fixed assets of €118.4 million, €111.9 million and €128.9 million at March 31, 2004, 2003 and 2002, a decrease in prepaid expenses of €3.8 million, €5.0 million and €6.2 million at March 31, 2004, 2003 and 2002, an increase in interest payable of €0.8 million, €1.0 million and €1.2 million at March 31, 2004, 2003 and 2002, and an increase in debt of €98.9 million, €104.1 million and €149.5 million at March 31, 2004, 2003 and March 31, 2002, respectively, as compared to amounts determined in French GAAP.

(k)  Accounting for maintenance costs

The Company changed its method of accounting for estimated costs of major airframe and engine maintenance under French GAAP, effective April 1, 2002. As a result, the Company adopted the component method for these costs in which the estimated costs of these expenses related to aircraft owned and held under capital leases were capitalized upon adoption, and will be amortized over the period remaining until the next overhaul. As described in note 2.1 of the Company’s consolidated financial statements, the Company recorded the effects of this change in accounting method in stockholders’ equity, as of April 1, 2002. Prior to April 1, 2002, the Company was accounting for these maintenance costs using (i) the accrual method for maintenance costs associated with airframes and (ii) the expense as incurred method for maintenance costs associated with engines.

Under U.S. GAAP, the Company accounts for maintenance costs of owned aircraft and aircraft held under capital leases using the expense as incurred method.

As of and for the year ended March 31, 2004, French GAAP maintenance costs accounting for airframes and engines was based on the component method resulting in the recognition of net assets of €75.6 million. The effect on the Company’s net income before tax of the net change in the capitalized maintenance cost amounted to €(24.5) million (a charge) for the year ended March 31, 2004. Under US GAAP, as the Company is expensing the maintenance costs as incurred, the maintenance net assets and the related effect on the Company’s net income before tax were reversed, resulting in a decrease in the Company’s net stockholders’ equity of €(75.6) million and a related increase in the Company’s net income before tax of €24.5 million.

As of and for the year ended March 31, 2003, French GAAP maintenance costs accounting for airframes and engines was based on the component method resulting in the recognition of net assets of €100.1 million. The effect on the Company’s net income before tax of the net change in the capitalized maintenance cost amounted to €40.9 million (an income) for the year ended March 31, 2003. Under US GAAP, as the Company is expensing the maintenance costs as incurred, the maintenance net assets and

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

the related effect on the Company’s net income before tax were reversed, resulting in a decrease in the Company’s net stockholders’ equity of €(100.1) million and a related decrease in the Company’s net income before tax of €(40.9) million.

As of and for the year ended March 31, 2002, French GAAP maintenance costs accounting for airframe resulted in the recognition of a maintenance accrual of €139.2 million. The net income effect before tax of the net change in the accrual was €7.6 million (an income) for the year ended March 31, 2002. Under US GAAP, as the Company is expensing the maintenance costs as incurred, the maintenance accrual and the related effect on the Company’s net income before tax were reversed, resulting in an increase in the Company’s stockholders’ equity of €139.2 million and a decrease in the Company’s net income before tax of €(7.6) million as of and for the year ended March 31, 2002. There was no GAAP difference for maintenance cost accounting for engines as in both instances maintenance cost was expensed as incurred.

(l)  Restitution cost accrual

In connection with the change in accounting method for maintenance costs under French GAAP as described above, the Company changed also its method of accounting for restitution cost related to aircraft under operating lease effective April 1, 2002. Prior to April 1, 2002, the Company was accruing solely for restitution costs related to airframes. Effective April 1, 2002, the Company accrues for both airframes and engines restitution costs related to aircraft under operating lease as soon as the asset does not meet the return to condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such amount is further amortized on a straight-line basis over a period ending when the restitution criteria is met. The effect of the change in accounting method for restitution costs amounted to €223.5 million and was accounted for directly through the Company’s retained earnings in accordance with French GAAP.

Under U.S. GAAP, restitution costs are accrued when such costs are probable and estimable in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”).

As of and for the year ended March 31, 2004, French GAAP restitution costs accounting for both airframes and engines resulted in the recognition of a restitution cost accrual of €274.9 million. The net effect of the net change in the accrual on the Company’s net income before tax for the year ended March 31, 2004 amounted to €32.5 million (a gain). Under US GAAP, as the Company is accruing for restitution costs when such costs are probable and estimable, it was determined that the restitution cost accrual amounted to €9.3 million. Therefore, under US GAAP, the Company reversed the unnecessary restitution cost accrual and the related effect on the Company’s net income before tax, resulting in an increase in the Company’s stockholders’ equity of €265.6 million and a decrease in the Company’s net income before tax of €37.9 million as of and for the year ended March 31, 2004.

As of and for the year ended March 31, 2003, French GAAP restitution costs accounting for both airframes and engines resulted in the recognition of a restitution cost accrual of €307.4 million. The net effect of the net change in the accrual on the Company’s net income before tax for the year ended March 31, 2003 amounted to €23.4 million (a charge). Under US GAAP, as the Company is accruing for restitution costs when such costs are probable and estimable, it was determined that the restitution cost accrual amounted to €3.9 million. Therefore, under US GAAP, the Company reversed the unnecessary restitution cost accrual and the related effect on the Company’s net income before tax, resulting in an increase in the Company’s stockholders’ equity of €303.5 million and an increase in the Company’s net income before tax of €26.9 million as of and for the year ended March 31, 2003.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of and for the year ended March 31, 2002, French GAAP restitution costs accounting for airframe resulted in the recognition of a restitution cost accrual of €60.5 million. The net effect of the net change in the accrual on the Company’s net income before tax for the year ended March 31, 2002 amounted to €14.1 million (a charge). Under US GAAP, as the Company is accruing for restitution costs when such costs are probable and estimable, it was determined that the restitution cost accrual amounted to €7.4 million. Therefore, under US GAAP, the Company reversed the unnecessary restitution cost accrual accounted for under French GAAP and the related effect on the Company’s net income before tax, resulting in an increase in the Company’s stockholders’ equity of €53.1 million and an increase in the Company’s net income before tax of €6.6 million as of and for the year ended March 31, 2002.

(m)  Pension and post retirement benefits

As described in note 22.1, the Company has elected to provide for the costs and liabilities related to substantially all of the Company’s pension, post-employment and post-retirement plans in accordance with French GAAP. In France, all of the Company’s employees benefit from the retirement indemnity scheme, and ground employees hired before 1993 benefit from the retirement scheme CRAF. In other countries, the employees covered and the type of retirement plans vary considerably depending on local regulations and practices.

Under U.S. GAAP, all pension, post-employment, and post-retirement plans are to be accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“SFAS 87”), Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“SFAS 106”), and Statement of Financial Accounting Standards No. 112, Employers’ Accounting for Post-employment Benefits (“SFAS 112”), respectively. Benefit obligations and costs as measured under these Statements are similar in most respects to benefit obligations and costs as determined by the Company under French GAAP, with the following exceptions:

•  French GAAP does not provide for the recognition of an additional minimum liability. Under U.S. GAAP, an additional minimum liability is required for pension plans in which the excess of accumulated benefit obligation over the fair value of plan assets is larger than the recorded net liability, as defined in SFAS 87.

•  French GAAP requires recognition of prior service cost for vested rights; amortized over service to vesting date if non-vested. In addition to the foregoing, changes in benefit obligations are accounted for through the profit and loss accounts without amortization of gains and losses resulting from changes in actuarial assumptions. Under U.S. GAAP, prior service cost amounts and actuarial gains and losses are generally amortized over future periods.

•  Under U.S. GAAP, the Company is required to account for the costs and obligations of all plans in accordance with SFAS 87, SFAS 106 and SFAS 112. Accordingly, the Company’s pension and post-retirement costs and obligations are included in the reconciliation of net income and stockholders’ equity for all periods presented.

SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time that has elapsed from the date when SFAS 87 was required to be adopted, it was not feasible for the Company to apply U.S. GAAP on a retroactive basis as of the dates originally required in the standards. As a result, the Company, as permitted, has adopted SFAS 87 on April 1, 2001.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

At the date of adoption, the Company’s net transition asset was €56.0 million. Such transition amount was analyzed on a plan by plan basis and amortized through a period of 12 years, (which represents the amortization period between the required adoption date of April 1, 1989 and April 1, 2001), on the basis of the remaining service period of employees expected to receive benefits as estimated at the adoption date. As a result, the effect of amortizing the transition amount resulted in an increase to stockholders’ equity under U.S. GAAP of €36.0 million as of April 1, 2001.

For those specific plans for which the remaining service life of employees is less than 12 years the transition obligation is considered to be fully amortized at April 1, 2001. For those individual plans for which the remaining service life of employees covered under the plan is greater than 12 years the transition amount has been determined and amortized on a straight-line basis for the service period remaining as of April 1, 2001. As of April 1, 2001, the net unamortized transition amount was €20.0 million. This amount corresponds to retirement indemnities in France (€18.0 million), U.S. pension plans (€3.0 million) and Japanese plans (€(1.0) million) in which the expected remaining service life of employees was determined to be approximately 19 years. As a result, this transition amount is expected to be amortized on a straight-line basis for the remaining seven years as a reduction to periodic pension cost.

Additional disclosures presented in accordance with SFAS 132 (Revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits and related to the Company’s pension and post-retirement plans are provided in note 37.

This difference in GAAP resulted in a decrease in the Company’s net income before tax under U.S. GAAP as compared to French GAAP by € 1.1 million, €5.9 million and €3.0 million for the years ended March 31, 2004, 2003 and 2002 respectively and an increase in the Company’s stockholders’ equity before tax of € 51.3 million, €49.6 million and €134.7 million as of and for the years ended March 31, 2004, 2003 and 2002 respectively.

In addition, as reported in Note 2 to the consolidated financial statements, the Company has accounted for certain benefits to be provided to employees under French GAAP as a change in accounting principle as of April 1, 2003. Under U.S. GAAP, these benefits were already provided for prior to this date. Consequently, it results in an increase in the reconciliation of the Company’s stockholders’ equity after tax prepared under U.S. GAAP of €4.0 million.

(n)  Derivative instruments and hedging activities

Under French GAAP, the Company applies the following accounting policies:

•  Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments are deferred and recorded against the carrying amount of the hedged asset or liability on firm commitments. Contract premiums are amortized ratably over the term of the hedge arrangement.

•  The Company enters into various interest rate swaps to manage its interest rate exposure. The objectives of the swaps are to modify instruments from fixed rate to floating and floating rate to fixed. The difference between interest payable and receivable is recognized as interest expense or interest income.

•  The petroleum options premiums are accounted for in the income statement on an accrual basis. The difference between interest payable and receivable on petroleum swaps is recognized as operating expense or operating income.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133) on April 1, 2001. Under U.S. GAAP, all derivative instruments other than certain derivatives indexed to the Company’s own stock are to be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are not designated as hedges are immediately recorded through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion in the change in fair value of a derivative instrument is immediately recognized in earnings. In order to qualify for hedge accounting, formal documentation designating the relationships between the hedging instrument and the hedged underlying transaction must be in place at the inception and hedge effectiveness must be reassessed regularly.

The derivatives held by the Company over the periods presented do not qualify for hedge accounting under SFAS 133 as the documentation supporting the hedging transactions was not sufficient to meet the requirements of SFAS 133.

Under U.S. GAAP, for the year ended March 31, 2004, the Company recognizes a net gain of €158.6 million (net of 2004 OCI current change of €18.1 million) in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gain of €128.3 million on fuel derivatives, unrealized gains of €15.1 million on forward exchange contracts and unrealized gain of €33.3 million on interest rate swaps. Impacts on U.S. GAAP current assets, non-currents assets, current liability and non-current liability are €578.0 million, €101.2 million, €390.6 million and €136.1 million respectively. This difference in GAAP results in an increase in the Company’s stockholders’ equity before tax of €152.6 million.

Under U.S. GAAP, for the year ended March 31, 2003, the Company recognized a net loss of €31.2 million in the income statement as a result of changes in the fair value of derivatives, comprising unrealized losses of €12.4 million on fuel derivatives, unrealized gains of €16.5 million on forward exchange contracts and unrealized losses of €35.3 million on interest rate swaps. Impacts on U.S. GAAP current assets, non-currents assets, current liability and non-current liability are €289.9 million, €63.1 million, €279.9 million and €97.4 million respectively. This difference in GAAP resulted in a decrease in the Company’s stockholders’ equity before tax of €24.1 million.

Under U.S. GAAP, for the year ended March 31, 2002, the Company recognized a net gain of €38.0 million in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gains of €37.0 million on fuel derivatives, unrealized gains of €2.0 million on forward exchange contracts and unrealized losses of €1.0 million on interest rate swaps. Impacts on U.S. GAAP current assets, non-currents assets, current liability and non-current liability are €130.0 million, €44.5 million, €108.6 million and €60.3 million respectively. This difference in GAAP resulted in an increase in the Company’s stockholders’ equity before tax of €5.6 million.

(o)  Other derivative instruments

In 1999 the Company entered into an agreement with a financial institution to guarantee a minimum stock price of €14 in connection with the ESA 1998 plan. As a result, Air France bears the risk of any decrease below €14 of its own stock price under the terms of this agreement.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

At March 31, 2003 and under French GAAP, the Company recorded a provision of €23 million of which €11.4 million aimed at covering such exposure. At March 31, 2004 and under French GAAP, this provision was reversed as the stock price exceeded € 14 per share.

Under U.S. GAAP, the Company considered the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and determined that the contract, in which the Company entered into with the financial institution should be measured at fair value at the inception date and classified as equity. Subsequent changes in fair value are not recognized. Consequently, the fair value of this equity instrument has been measured at March 31, 2001, resulting in an increase of financial debt and a decrease of stockholders’ equity of €31.9 million, as compared to French GAAP.

The provision accrued for under French GAAP for an amount of €11.4 million at March 31, 2003, subsequently reversed at March 31, 2004 would not have been accrued or reversed under U.S. GAAP.

(p)  Revenue recognition

(i)  Revenue generated from power-by-the-hour maintenance

Under French GAAP, the Company accounts for the revenue generated from power-by-the-hour maintenance provided to third party companies based on the flight time declared by the customer. The Company recognizes revenue for other maintenance contracts using the percentage of completion method.

Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”) and FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, the Company defers revenue generated by the power-by-the-hour maintenance arrangements until the service is rendered. Consequently, the Company recorded an increase (decrease) in net income before tax of €(5.3) million, €(3.1) million and €3.7 million for the year ended March 31, 2004, 2003 and 2002, respectively, and a decrease in stockholders’ equity before tax of €12.7 million, €7.4 million and €4.2 million as of March 31, 2004, 2003 and 2002, respectively.

(ii)  Exchange of slots

During the year ended March 31, 2004, the Company entered into a series of transactions to exchange with third party airlines certain of its summer and winter slots for others that it does not intend to utilize. This exchange of similar assets also included cash consideration.

As of March 31, 2004, the Company recognized a total gain under French GAAP of € 49.5 million for the exchange of summer and winter slots. The cash consideration received as of this date was € 29.1 million corresponding to the payment for the summer slots only. However, the Company considered that all uncertainties about the timing and resolution of contingencies for the exchange of the winter slots were assured beyond a reasonable doubt.

Under US GAAP, the Company has considered that the culmination of the earnings process was not reached for the exchange of the winter slots and consequently as of March 31, 2004, has deferred recognition of the gain of € 20.4 million relating to the winter slots. Subsequent to March 31, 2004, all outstanding conditions were waived.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

A summary of the adjustments to the net income and stockholders’ equity before tax from French to US GAAP is disclosed below :

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
	(in millions of euros)
Accounting for Power-by-the-hour contracts	(5.3)	(3.1)	3.7	(12.7)	(7.4)	(4.2)

Accounting for exchange of slots	(20.4)	—	—	(20.4)	—	—

Revenue recognition (p)	(25.7)	(3.1)	3.7	(33.1)	(7.4)	(4.2)

(q)  Credit memos and related aircraft depreciation

Under French GAAP, credit memos received from aircraft manufacturers in connection with purchases of aircraft that are in substance incentives earned in connection with aircraft phase-out and other asset retirement programs, are recognized as other income in the same period as the estimated cost associated with the fleet phase-out.

Under U.S. GAAP, credit memos that are incentives to purchase a particular manufacturer’s aircraft are applied as a reduction of the cost of the aircraft at the time of purchase, and result in a reduction of depreciation expense over the life of the related aircraft. Consequently, under U.S. GAAP, the Company recorded an increase (decrease) in net income before tax of €2.0 million, €(21.1) million and €(40.4) million for the years ended March 31, 2004, 2003 and 2002 respectively, and a decrease in stockholders’ equity before tax of €87.0 million, €89.0 million and €67.8 million as of March 31, 2004, 2003 and 2002 respectively, as compared to French GAAP.

Under French GAAP, companies must revise the useful economic life of long-lived assets solely when significant modifications in the use of the assets occur.

Under U.S. GAAP, companies must continually evaluate the appropriateness of useful life assigned to long-lived assets. As a result, when the Company decided to phase out the A310, in September 1999, the Company determined that the useful life and the salvage value of ten A310 aircraft had to be reduced in response to the Company’s decision to accelerate the phase-out of these aircraft.

Seven of the A310 aircraft were disposed of during the year ended March 31, 2002 while three of these aircraft were disposed of during the year ended March 31, 2003. Consequently, gains realized on these disposals differ between French GAAP and U.S. GAAP, as the carrying value of the assets differed between French GAAP and U.S. GAAP.

Therefore, under U.S. GAAP, the Company recorded an increase in net income before tax of €8.4 million and €14.9 million for the years ended March 31, 2003 and 2002 respectively, and a decrease in stockholders’ equity before tax of €(8.4) million as of March 31, 2002. The impact was nil as of March 31, 2004 and 2003.

During the year ended March 31, 2004, the Company realized a loss of €16.5 on a sale and lease back transaction related to one A330. Under US GAAP, such loss is decreased by €7.7 million, amount which represents the net book value of the purchase incentive affected to such aircraft as a result of the

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

US GAAP adjustments mentioned above on the credit memos. Therefore, under US GAAP, the Company records an increase in net income before tax of €7.7 million for the year ended March 31, 2004 and a related increase in stockholders’ equity of €7.7 million.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2004	2003	2002	2004	2003	2002
Credit memos accounted for as a reduction of purchased aircraft cost under US GAAP	2.0	(21.1)	(40.4)	(87.0)	(89.0)	(67.8)
Adjustment to the useful life and salvage value of seven A310	—	8.4	14.9	—	—	(8.4)
Related adjustment to the loss realized with the sale and lease back transaction of one A330	7.7	—	—	7.7	—	—

Credit memos and related aircraft depreciation (q)	9.7	(12.7)	(25.5)	(79.3)	(89.0)	(76.2)

(r)  Tax effect of the above adjustments

The tax effect of the adjustments included in the reconciliations of net income and stockholders’ equity under French GAAP to US GAAP was calculated by applying the applicable tax rate to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate was the tax rate expected to apply at the time the temporary difference reverses based on the specific tax jurisdiction in which the reversal will occur.

The tax effect of the US GAAP adjustments resulted in an increase (decrease) in the Company’s net income of € (44.5) million, €(7.7) and €21.3 million for the years ended March 31, 2004, 2003 and 2002, respectively, and a decrease in stockholders’ equity of € (88.2) million, €(34.5) and €(47.9) million as of March 31, 2004, 2003 and 2002, respectively.

(s)  Other comprehensive income

SFAS No. 130, Other Comprehensive Income (“SFAS 130”), requires reporting of comprehensive income and its various components. French GAAP does not require separate disclosure of all such changes in equity during the period.

The Company’s statement of other comprehensive income for the years ended March 31, 2004, 2003 and 2002 is included in note 36 -2 (c).

(t)  Classification differences

(i)  Reclassification to operating income under U.S. GAAP

Under U.S. GAAP, certain items such as restructuring expenses (€ 22 million €13 million and €11 million for the years ended March 31, 2004, 2003 and 2002, respectively) are classified as part of operating income.

Additionally, under US GAAP, government grants received as a result of the events of September 11, 2001 events have been separately disclosed in the income statement for an amount

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

of €17.7 million and €51.7 million for the years ended March 31, 2003 and 2002, respectively (nil in 2004), resulting in an increase of passenger service and other operating expenses of €23.9 million and €27.8 million, respectively, for the year ended March 31, 2002 and €17.7 million and €0, respectively, for the year ended March 31, 2003.

(ii)  Goodwill and Other intangible assets

Under French GAAP, certain amounts of historical goodwill have been reclassified to “other intangible assets” caption and are being amortized over 20 years. For purposes of preparing U.S. GAAP financial statements these amounts (net book value of €118 million, €136 million and €154 million as of March 31, 2004, 2003 and 2002, respectively) are reclassified to goodwill.

(iii)  Cash and cash equivalents

Under French GAAP, cash and cash equivalents as per the cash flow statement are stated net of bank overdrafts (€ 289 million, €267 million and €372 million as of March 31, 2004, 2003 and 2002, respectively). For purposes of preparing the U.S. GAAP consolidated financial statements, bank overdrafts are reclassified as a component of short-term debt.

(iv)  Other balance sheet classification differences

Under French GAAP, the consolidated balance sheets do not make the distinction between current and non-current items. Such distinction is required for a U.S. GAAP presentation.

Under French GAAP, deposits on capital leases have been presented as an offset of the related lease obligation. These deposits (€282 million, €277 million and €252 million as of March 31, 2004, 2003 and 2002, respectively) have been reclassified as financial assets for U.S. GAAP presentation.

Under French GAAP, as described in note 23.1, debt linked to sales with reservation of title are classified as long-term loans. Under US GAAP, these transactions have been treated as sales capital-leaseback transactions and the corresponding debt of €596.0 million, €635.6 million, and €559.0 million respectively as of March 31, 2004, 2003 and 2002 have been reclassified to “Obligations under capital leases”.

In connection with the perpetual subordinated loan securities as described in note 23.2 of the primary consolidated financial statements, the Company did pay deposits for an amount of €194 million. Under French GAAP, such deposits are accounted for as a reduction of the related long-term debt.

Under U.S. GAAP, and under the provisions of FIN 39, Offsetting of Amounts Related to Certain Contracts the Company does not offset the deposits and the related long-term debt. Therefore, the deposits of €194 million have been reclassified under the caption “Perpetual subordinated loan deposit” of the balance sheet and the related long-term debt has been increased by a similar amount.

Additionally, a provision for slow moving inventory, which was accounted for as a provision for liabilities and charges under French GAAP as of March 31, 2003 and 2002 for an amount of €14 million and €8 million, respectively, has been reclassified as a reduction of inventory under U.S. GAAP. Such provision was appropriately classified under French GAAP as of March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

36  Reconciliation to U.S. GAAP

The following is a summary of the required adjustments to the consolidated income statements for the years ended March 31, 2004, 2003 and 2002 and to the stockholders’ equity at March 31, 2004, 2003 and 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1)  Reconciliation

(a)  Reconciliation of net income (loss)

	Year Ended March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Net income as reported in the Consolidated Income Statements	113.9	92.7	120.5	152.7
(a) Business combination	(3.1)	(2.5)	(13.2)	(5.1)
(a) Goodwill amortization	43.4	35.3	35.1	36.7
(b) Impairment of long-lived assets	4.2	3.4	53.9	(29.3)
(c) Marketable securities	(2.5)	(2.0)	—	(1.5)
(d) Consolidation	—	—	—	—
(e) Equity method	35.0	28.5	—	(12.4)
(f) Provisions	(0.1)	(0.1)	(10.1)	(12.3)
(g) Stock-based compensation	(29.7)	(24.2)	(24.8)	(25.4)
(h) Treasury stock	(9.2)	(7.5)	10.3	(5.2)
(i) Sale-leaseback transactions	(24.5)	(19.9)	29.4	(41.5)
(j) Accounting for leases	15.5	12.6	29.9	0.5
(k) Accounting for maintenance	30.1	24.5	(40.9)	(7.6)
(l) Restitution cost	(46.6)	(37.9)	26.9	6.6
(m) Pensions and post-retirement benefits	(1.4)	(1.1)	(5.9)	(3.0)
(n) Derivative instruments and hedging activities	195.0	158.6	(31.2)	38.0
(o) Other derivatives instruments	(14.0)	(11.4)	11.4	—
(p) Revenue recognition	(31.6)	(25.7)	(3.1)	3.7
(q) Credit memos and related aircraft depreciation	11.9	9.7	(12.7)	(25.5)
(r) Tax effect of the above adjustments	(54.7)	(44.5)	(7.7)	21.3

Net income according to U.S. GAAP	231.7	188.5	167.8	90.7

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)  Reconciliation of Stockholders’ equity

	At March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Stockholders’ equity as reported in the Consolidated Balance Sheets, after appropriation	4,993.5	4,062.4	3,993.7	3,961.3
(a) Business combinations	6.0	4.9	7.4	20.6
(a) Goodwill amortization	131.2	106.7	71.8	36.7
(b) Impairment of long-lived assets	(3.4)	(2.8)	(6.2)	(60.0)
(c) Marketable securities	(6.3)	(5.1)	(13.5)	(5.1)
(d) Consolidation	—	—	—	—
(e) Equity method	(70.2)	(57.1)	(85.6)	(87.8)
(f) Provisions	17.3	14.1	14.2	24.3
(g) Stock based compensation	—	—	—	—
(h) Treasury stock	(23.0)	(18.7)	(11.2)	(24.1)
(i) Sale-leaseback transactions	(94.2)	(76.6)	(56.7)	(86.1)
(j) Accounting for leases	17.7	14.4	1.8	(28.0)
(k) Accounting for maintenance	(92.9)	(75.6)	(100.1)	139.2
(l) Restitution cost	326.5	265.6	303.5	53.1
(m) Pensions and post-retirement benefits	63.1	51.3	49.6	134.7
(n) Derivative instruments and hedging activities	187.6	152.6	(24.1)	5.6
(o) Other derivatives instruments	(39.2)	(31.9)	(20.5)	(31.9)
(p) Revenue recognition	(40.7)	(33.1)	(7.4)	(4.2)
(q) Credit memos and related aircraft depreciation	(97.5)	(79.3)	(89.0)	(76.2)
(r) Tax effect of the above adjustments	(108.4)	(88.2)	(34.5)	(47.9)

Stockholders’ equity according to U.S. GAAP	5,167.1	4,203.6	3,993.2	3,924.2

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(2)  U.S. GAAP financial information

(a)  Consolidated income statements

	At March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Net sales	15,113.8	12,295.6	12,669.2	12,544.4
Salaries and related costs	(5,115.1)	(4,161.3)	(3,962.7)	(3,778.6)
Depreciation and amortization	(1,313.2)	(1,068.3)	(1,079.4)	(1,070.6)
Aircraft fuel	(1,600.7)	(1,302.2)	(1,381.7)	(1,406.0)
Landing fees and other rents	(1,650.2)	(1,342.5)	(1,361.8)	(1,532.0)
Aircraft maintenance materials and outside repairs	(674.5)	(548.7)	(664.3)	(651.5)
Aircraft rent	(505.4)	(411.2)	(467.2)	(428.6)
Other selling expenses	(1,291.4)	(1,050.6)	(1,156.9)	(1,133.4)
Passenger service	(1,282.2)	(1,043.1)	(1,103.7)	(1,099.8)
Asset writedowns, restructuring and related items, net	(15.6)	(12.7)	(14.9)	(24.2)
Other operating expenses	(1,430.9)	(1,164.1)	(1,301.7)	(1,301.6)
French government grant	—	—	17.7	51.7

Income from operations	234.7	190.9	192.6	169.8
Interest income (expense)	(183.6)	(149.4)	(170.3)	(195.3)
Interest income and other financial income, net	160.8	130.8	106.5	69.1
Gain on sale of stock in subsidiaries	5.9	4.8	4.3	18.4

Income before taxes, minority interests and share in net income of equity affiliates	217.7	177.1	133.1	62.0
Share in net income of equity affiliates	69.1	56.2	28.2	16.5
Income tax (expense) income	(61.6)	(50.1)	3.0	23.8
Minority interests	6.5	5.3	3.5	(11.6)

Net income	231.7	188.5	167.8	90.7

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)  Earnings per share under U.S. GAAP

In accordance with SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Stock options having all been issued with a strike price of €15.75 are antidilutive and therefore were not included in the computation of diluted earnings per share. The computation and reconciliation of basic and diluted earnings per share for the years ended March 31, 2004, 2003 and 2002 prepared in accordance with U.S. GAAP is as follows:

	Year ended March 31,
	2004	2004	2003	2002
	(in $ millions except shares and per share data)(1)	(in € millions except shares and per share data)
Numerator
Net income (loss) according to U.S. GAAP	231.7	188.5	167.8	90.7
Denominator (share amounts)
Weighted average number of shares outstanding – basic	216,909,488	216,909,488	217,269,052	217,688,077
Weighted average number of shares outstanding – diluted	216,909,488	216,909,488	217,269,052	217,688,077
Basic earnings per share
Net earnings (loss) per share according to U.S. GAAP	1.07	0.87	0.77	0.42
Diluted earnings per share
Net earnings (loss) per share according to U.S. GAAP	1.07	0.87	0.77	0.42

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)  Statement of other comprehensive income

The following information presents the statement of other comprehensive income as required by SFAS No. 130. The components of other comprehensive income have been presented after adjustment to U.S. GAAP.

	Year ended March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Net income (loss) under U.S. GAAP	231.7	188.5	167.8	90.7
Other comprehensive income:
Foreign currency translation adjustments	(14.8)	(12.0)	(16.0)	(3.0)
Unrealized gains / losses on available-for-sale securities	12.7	10.3	(8.4)	(27.5)
Minimum pension liabilities adjustments	(5.3)	(4.3)	(79.6)	(38.4)
Derivative instruments	22.2	18.1	1.1	(31.9)
Tax effect on the above adjustments	(8.4)	(6.8)	29.4	30.1

Comprehensive income (loss) according to U.S. GAAP	238.2	193.8	94.3	20.0

Note

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

Tax effect on other comprehensive income items of each of the individual was as follows:

	Year ended March 31,
	2004	2003	2002
Foreign currency translation adjustments	—	—	—
Unrealized gains / losses on available-for-sale securities	(2.0)	1.6	5.3
Minimum pension liabilities adjustments	1.5	28.2	13.5
Derivative instruments	(6.4)	0.4	11.3

	(6.8)	29.4	30.1

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following table presents the accumulated balances, net of tax, of each classification noted above.

	Minimum liability adjustment	Foreign currency translation adjustment	Unrealized gains/ losses on available for sale securities	Derivatives instruments	Tax effect	Total
	(in € millions)
Year ended March 31, 2002
Balance beginning of the year	—	22.0	28.4	(1.1)	(5.0)	44.3
Current period change	(38.4)	(3.0)	(27.5)	(31.9)	30.1	(70.7)

Balance end of the year	(38.4)	19.0	0.9	(33.0)	25.1	(26.4)

Year ended March 31, 2003
Balance beginning of the year	(38.4)	19.0	0.9	(33.0)	25.1	(26.4)
Current period change	(79.6)	(16.0)	(8.4)	1.1	29.4	(73.5)

Balance end of the year	(118.0)	3.0	(7.5)	(31.9)	54.5	(99.9)

Year ended March 31, 2004
Balance beginning of the year	(118.0)	3.0	(7.5)	(31.9)	54.5	(99.9)
Current period change	(4.3)	(12.0)	10.3	18.1	(6.8)	5.3

Balance end of the year	(122.3)	(9.0)	2.8	(13.8)	47.7	(94.6)

(d)  Statement of changes in stockholders’ equity in accordance with U.S. GAAP:

	Common stock	Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumul- ated other compreh- ensive income (loss)	Treasury stock	Total stockholders’ equity	Minority interests	Total stockholders’ equity and minority interests
	(in € millions)
Balance at March 31, 2001	1,868.0	581.7	(158.4)	1,630.9	44.3	(26.9)	3,939.6	131.1	4,070.7
Net change in treasury stock	—	5.2	—	—	—	2.8	8.0	—	8.0
Dividends paid	—	—	—	(61.0)	—	—	(61.0)	(5.0)	(66.0)
Other changes	—	—	—	(7.2)	—	—	(7.2)	5.9	(1.3)
Net income (loss)	—	—	—	90.7	—	—	90.7	11.6	102.3
Deferred compensation	—	(0.9)	25.7	—	—	—	24.8	—	24.8
Other comprehensive income (loss)	—	—	—	—	(70.7)	—	(70.7)	—	(70.7)

Balance at March 31, 2002	1,868.0	586.0	(132.7)	1,653.4	(26.4)	(24.1)	3,924.2	143.6	4,067.8
Net change in treasury stock	—	—	—	—	—	(22.1)	(22.1)	—	(22.1)
Dividends paid	—	—	—	(28.0)	—	—	(28.0)	(2.0)	(30.0)
Other changes	—	—	—	(0.6)	—	—	(0.6)	—	(0.6)
Net income (loss)	—	—	—	167.8	—	—	167.8	(3.5)	164.3
Other comprehensive income (loss)	—	—	—	—	(73.5)	—	(73.5)	(12.6)	(86.1)
Deferred compensation	—	(0.9)	26.3	—	—	—	25.4	—	25.4
Balance at March 31, 2003	1,868.0	585.1	(106.4)	1,792.6	(99.9)	(46.2)	3,993.2	125.5	4,118.7

Net change in treasury stock	—	(3.8)	—	—	—	28.1	24.3	—	24.3
Dividends paid	—	—	—	(17.0)	—	—	(17.0)	(3.0)	(20.0)
Other changes	(10.2)	(5.7)	—	1.0	—	—	(14.9)	(20.9)	(35.8)
Net income (loss)	—	—	—	188.5	—	—	188.5	(5.4)	183.1
Other comprehensive income (loss)	—	—	—	—	5.3	—	5.3	(7.5)	(2.2)
Deferred compensation	—	(0.8)	25.0	—	—	—	24.2	—	24.2
Balance at March 31, 2004	1,857.8	574.8	(81.4)	1,965.1	(94.6)	(18.1)	4,203.6	88.7	4,292.3

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(e)  Summarized balance sheet in accordance with U.S. GAAP:

	At March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Cash and cash equivalents	2,218.1	1,804.5	958.6	1,437.5
Short-term investments	114.8	93.4	282.2	220.6
Accounts receivables, net of an allowance for uncollectible amount of € 93.9 million, €89.0 million and €90.6 million at March 31, 2004, 2003 and 2002, respectively	2,027.6	1,649.5	1,432.4	1,497.1
Income tax receivable	5.7	4.6	5.1	5.7
Inventories, net of an allowance for obsolescence of € 48.5 million, €78.9 million and €78.7 million at March 31, 2004, 2003 and 2002 respectively	183.5	149.3	205.1	249.5
Deferred income taxes	—	—	—	—
Prepaid expenses and other	1,334.8	1,085.9	877.6	855.4

Total current assets	5,884.4	4,787.2	3,761.0	4,265.8
Flight equipment	10,645.0	8,660.1	9,055.3	8,893.4
Accumulated depreciation	(4,197.3)	(3,414.7)	(3,503.3)	(3,468.2)

Flight equipment, net	6,447.6	5,245.4	5,552.0	5,425.2
Flight and ground equipment under capital lease	4,426.7	3,601.3	3,421.9	3,593.9
Accumulated depreciation	(1,659.3)	(1,349.9)	(1,118.0)	(1,098.7)

Flight and ground equipment under capital lease, net	2,767.4	2,251.4	2,303.9	2,495.2
Ground equipment	2,756.0	2,242.1	2,253.1	2,132.2
Accumulated depreciation	(1,797.8)	(1,462.6)	(1,456.0)	(1,367.8)

Ground property and equipment, net	958.2	779.5	797.1	764.4
Investment in equity affiliates	413.5	336.4	308.9	277.8
Investments in debt and equity securities	61.8	50.3	45.2	41.8
Deferred income taxes	51.0	41.5	115.4	92.6
Lease Deposits	433.5	352.7	350.3	336.9
Perpetual subordinated loan deposit	238.5	194.0	194.0	194.0
Other non-current assets	262.6	213.6	168.5	138.0
Intangible assets	45.6	37.1	40.9	41.5
Goodwill	351.4	285.9	287.3	285.3

Total non-current assets	12,031.1	9,787.8	10,163.5	10,092.7

Total assets	17,915.5	14,575.0	13,924.5	14,358.5

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	At March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Current maturities of long-term debt	741.5	603.2	501.0	347.9
Short-term obligations	354.1	288.1	415.6	371.2
Current obligations under capital leases	240.9	196.0	316.4	469.1
Trade payables	1,502.0	1,221.9	1,371.3	1,524.7
Deferred revenue on ticket sales	1,238.9	1,007.9	900.9	1,023.8
Taxes payable	25.7	20.9	4.9	0.6
Accrued salaries, related benefits and employee related liabilities	597.1	485.8	452.4	472.0
Deferred tax liability – current	—	—	—	—
Other current liabilities	1,822.4	1,482.6	1,228.9	1,249.6

Total current liabilities	6,522.6	5,306.4	5,191.4	5,458.9

Long-term debt	2,334.7	1,899.4	1,674.2	1,783.2
Obligations under capital leases less current obligations	2,746.3	2,234.2	2,113.5	2,331.7
Pension liabilities	726.7	591.2	559.1	460.6
Provisions	67.2	54.7	133.5	117.7
Other non-current liabilities	206.3	167.8	98.5	62.2
Deferred tax liabilities – non-current	35.6	29.0	35.6	76.4

Total non-current liabilities	6,116.8	4,976.3	4,614.4	4,831.8

Total liabilities	12,639.4	10,282.7	9,805.8	10,290.7

Minority interests	109.0	88.7	125.5	143.6
Stockholders’ equity	5,167.1	4,203.6	3,993.2	3,924.2

Total liabilities and stockholders’ equity	17,915.5	14,575.0	13,924.5	14,358.5

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

(f)  Cash flow statement

The cash flow statement prepared under French GAAP and presented in the primary financial statements does not conform to the requirements of International Accounting Standard No.7, Cash flow Statements (“IAS 7”), or Statement of Financial Accounting Standard No. 95, Cash Flow Statement (“SFAS 95”).

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following cash flow statement is prepared in accordance with SFAS 95:

		Year ended March 31,
	2004	2004	2003	2002
	(in $ millions)(1)	(in € millions)
Cash flows from operating activities:
Net income (loss)	231.7	188.5	167.8	90.7
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,272.0	1,034.8	1,079.4	1,070.6
Addition to the restructuring provision, net	(6.4)	(5.2)	3.2	1.6
Other provisions	(71.8)	(58.4)	(19.0)	(46.9)
Deferred income taxes	74.0	60.2	(11.3)	(29.4)
Dividends (less than) in excess of equity income	(54.8)	(44.6)	(16.3)	(14.5)
Impact of exchange rate	(38.7)	(31.5)	(97.8)	2.9
Loss (gain) from sale of assets, net	9.1	7.4	(66.5)	(16.6)
Loss (gain) from sale or investments, net	(5.9)	(4.8)	(4.3)	(18.4)
Change in certain current assets and liabilities	(62.0)	(50.4)	(139.8)	8.6
Other	(24.3)	(19.8)	5.1	16.4

Net cash provided by operating activities	1,322.9	1,076.2	900.5	1,065.0

Cash flows from investing activities
Flight equipment additions	(973.2)	(791.7)	(1,135.0)	(1,223.1)
Deposit on capital and operating leases	(3.0)	(2.4)	(13.6)	(50.1)
Other tangible and intangible assets additions	(322.2)	(262.1)	(262.6)	(157.4)
Proceeds from sales of flight equipment	489.7	398.4	386.3	391.8
Proceeds from sales of investments	19.2	15.6	7.6	58.8
Acquisition of non consolidated investments	(14.1)	(11.5)	(45.8)	(26.6)
Decrease (increase) in short-term investments	227.3	184.9	(88.4)	198.7

Net cash provided by (used in) investing activities	(576.2)	(468.8)	(1,151.5)	(807.9)

Cash flow from financing activities
Payments on long-term debt	(475.7)	(387.0)	(765.8)	(191.5)
Payments on capital lease obligations	(233.4)	(189.9)	(502.7)	(156.9)
Cash dividends	(30.2)	(24.6)	(34.3)	(66.8)
Issuance of long-term debt	1,222.8	994.8	1,094.5	894.3
Increase (decrease) in short-term debt	(156.8)	(127.6)	44.0	(33.4)
Reduction of minority interests	(12.7)	(10.3)	—	—
Treasury stock	29.9	24.3	(22.1)	2.8
(Increase) in loans	(48.2)	(39.2)	(49.2)	(21.5)
Decrease in loans	6.0	4.9	9.7	24.7

Net cash provided by (used in) financing activities	301.6	245.4	(225.9)	451.7

Impact of exchange rate	(8.5)	(6.9)	(2.0)	(0.4)
Net (decrease) increase in cash and cash equivalents	1,039.8	845.9	(478.9)	708.4
Cash and cash equivalents beginning of the year	1,178.3	958.6	1,437.5	729.1

Cash and cash equivalents at year end	2,218.1	1804.5	958.6	1,437.5

Supplemental disclosures of cash paid
Cash paid for income taxes	(7.9)	(6.4)	(2.9)	(7.5)
Cash paid for net interest	155.4	126.4	(131.5)	(151.4)
Change in certain current assets and liabilities
(Increase) decrease in inventories	62.2	50.6	47.5	(96.7)
(Increase) decrease in receivables	(256.2)	(208.4)	95.3	108.8
(Increase) decrease in other current assets and other current liabilities, net	336.7	273.9	(109.5)	65.5
Increase (decrease) in trade payables	(204.7)	(166.5)	(173.1)	(69.0)

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2292 on March 31, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company does not have significant non-cash transactions related to capital leases. Aircraft financed through capital leases are first purchased by the Company and subsequently sold and leased back.

37  Specific U.S. GAAP disclosures

All the notes hereafter include U.S. GAAP figures with the exception of notes (3), (10) and (17), which are based on French GAAP figures.

(1)  Pension and post-retirement benefits other than pension plans

(a)  Defined contribution plans

The Company records expenses related to defined contribution benefit plans as they are incurred.

(b)  Defined benefit plans

The Company sponsors various defined benefit pension plans. In France, all Company employees benefit from the retirement indemnity scheme, and ground employees hired before 1993 benefit from the retirement scheme CRAF that represents 54% of the total obligation as of March 31, 2003 and 60% as of March 31, 2004. In other countries, the employees covered and the type of retirement plan depends on local regulations and practices.

Estimates of the Company’s pension and end of service benefit obligations are calculated annually with the assistance of independent actuaries. Estimates consider best estimate actuarial assumptions, including the probable future length of the employees’ service, the employees’ final pay, and the expected average life span of the employees. French plans have been valuated as of March 31, 2004

The Company’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as service rendered.

Fair values are used to determine the market value of fund assets.

Modifications of pension plans are amortized over the expected average future service lives of the related employees.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Obligations and Funded Status

Disclosures in accordance with SFAS 132 (Revised 2003) of Obligations and Funded Status and based on SFAS 87 calculations are as follows:

	Pension benefits			Other benefits
	Year Ended March 31,
	2004	2003	2002	2004	2003	2002
	In euros millions
Change in benefit obligation
Benefit obligation at beginning of year	1,540.6	1,476.7	1,442.6	26.5	28.7	26.1
Service cost	34.3	42.1	37.2	2.2	1.4	2.5
Interest cost	80.8	78.5	77.8	1.3	1.4	1.4
Employees’ contributions	1.6	2.1	2.0	—	—	—
Plan amendments	25.5	5.9	—	—	—	—
Business combinations	1.9	9.1	0.4	(0.5)	—	—
Settlements	(2.4)	(4.8)	—	—	—	—
Benefits paid	(94.6)	(91.3)	(82.3)	(5.1)	(0.6)	(0.5)
Actuarial loss (gain)	80.8	57.4	5.6	0.1	1.5	0.9
Other	(9.4)	(35.1)	(6.6)	(0.4)	(5.9)	(1.7)

Benefit obligation at end of year	1,659.1	1,540.6	1,476.7	24.1	26.5	28.7

	Pension benefits			Other benefits
	Year Ended March 31,
	2004	2003	2002	2004	2003	2002
	In euros millions
Change in plan assets
Fair value of plan assets at beginning of year	987.6	1,082.0	1,109.6	1.2	1.5	1.6
Actual return on plan assets	127.3	(12.0)	19.8	0.1	—	—
Employers’ contributions	8.4	30.8	26.3	(0.6)	0.8	0.7
Employees’ contributions	1.7	2.1	2.0	—	—	—
Business combinations	1.6	7.5	0.2	(0.2)	—	—
Settlements	(1.7)	(5.4)	—	—	—	—
Benefits paid	(91.4)	(91.3)	(82.3)	0.1	(0.6)	(0.5)
Other (foreign currency translation)	(10.8)	(26.1)	6.4	(0.1)	(0.5)	(0.3)

Fair value of plan assets at end of year	1,022.7	987.6	1,082.0	0.5	1.2	1.5

Funded status	(636.4)	(553.0)	(394.7)	(23.6)	(25.3)	(27.2)
Unrecognized actuarial (gains) or losses	198.0	191.7	55.8	2.3	2.2	0.7
Unrecognized transition obligation (asset)	(11.1)	(14.0)	(17.3)	—	—	—
Unrecognized prior service cost	27.3	5.1	—	—	—	—

Prepaid (accrued) pension cost	(422.2)	(370.2)	(356.2)	(21.3)	(23.1)	(26.5)

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Amounts recognized in the consolidated balance sheet consist of:

	Pension benefits			Other benefits
	At March 31,
	2004	2003	2002	2004	2003	2002
	In euros millions
Accrued benefit liability (excluding Minimum Liability Adjustments “MLA”)	(447.6)	(418.0)	(395.7)	(21.3)	(23.1)	(26.5)
MLA	(122.3)	(118.0)	(38.4)	—	—	—

Prepaid benefit cost	25.4	47.8	39.5	—	—	—

Net amount accrued for under U.S. GAAP	(544.5)	(488.2)	(394.6)	(21.3)	(23.1)	(26.5)

Intangible assets	—	—	—	—	—	—
Accumulated other comprehensive income	122.3	118.0	38.4	—	—	—

Net amount recognized	(422.2)	(370.2)	(356.2)	(21.3)	(23.1)	(26.5)

The net accruals accounted for as of March 31, 2004, 2003 and 2002 in the consolidated balance sheets prepared under French GAAP can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits
	At March 31,
	2004	2003	2002	2004	2003	2002
	In euros millions
Net amount accrued for under U.S. GAAP	(544.5)	(488.2)	(394.6)	(21.3)	(23.1)	(26.5)
Excess funding of plans recognized in income only when paid back to the companies	—	—	—		—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	(173.5)	(174.4)	(179.8)		6.8	6.5
MLA	122.3	118.0	38.4	—	—	—

Net amount accrued for in consolidated financial statements under French GAAP	(595.7)	(544.6)	(536.0)	(21.3)	(16.3)	(20.0)
Accrued	(614.1)	(564.1)	(555.7)	(21.3)	(16.3)	(20.0)
Prepaid	18.4	19.5	19.7	—	—	—

The accumulated benefit obligation for all defined plans was €1,485.1 million, €1,393.3 million and €1,337.2 million as of March 31, 2004, 2003 and 2002 respectively.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Information for pensions plans with an accumulated benefit obligation in excess of plan assets

	Year Ended March 31,
	All plans			Plans with an Accumulated Benefit Obligation in excess of plan asset
	2004	2003	2002	2004	2003	2002
Projected benefit obligation	1,659.1	1,540.6	1,476.7	1,579.9	1,439.2	1,333.5
Accumulated benefit obligation	1,485.9	1,393.3	1,337.2	1,409.9	1,296.7	1,207.6
Fair value of plan assets	1,022.7	987.6	1,082.0	922.5	862.9	908.3

Components of Net Periodic Benefit Cost

	Pension benefits			Other benefits
	For the year ended March 31,
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost
Service cost	34.3	42.1	37.2	2.2	1.5	2.5
Interest cost	80.8	78.5	77.8	1.4	1.4	1.4
Expected return on plan assets	(56.5)	(67.2)	(70.0)	(0.1)	(0.1)	(0.1)
Amortization of transition obligation/(asset)	(2.7)	(2.8)	(2.8)	—	—	—
Amortization of prior service cost	2.1	0.3	—	—	—	—
Amortization of recognized actuarial (gain) loss	4.4	0.2	—	—	—	—
Other	(0.7)	—	—	—	—	—

Net periodic benefit cost	61.7	51.1	42.2	3.5	2.8	3.8

Annual cost under French GAAP for pension benefits plans is € 64 million, €48.0 million and €43.0 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Additional Information

	Pension benefits			Other benefits
	Year Ended March 31,
	2004	2003	2002	2004	2003	2002
	In euros millions
Minimum liability included in other comprehensive income	122.3	118.0	38.4	N/A	N/A	N/A

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Assumptions

Actuarial assumptions have been determined by the Company with the assistance of actuaries on a country by country basis and company by company.

	France
	Pension benefits			Other benefits
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions as of March 31
Discount rate	5.00%	5.25%	5.5%	5.00%	5.25%	5.5%
Rate of compensation increase	3.4%	3.4%	3.8%		—	—
Expected return on plan assets	5.7%	5.9%	6.2%		—	—

	USA - CANADA
	Pension benefits			Other benefits
	2004	2003	2002	2004	2003	2002
Discount rate	6.3%	6.6%	7.0%	—	—	—
Rate of compensation increase	2.9%	3.3%	4.1%	—	—	—
Expected return on plan assets	7.4%	7.5%	8.8%	—	—	—

	Rest of Europe Pension benefits			Asia Pension benefits
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions as of March 31
Discount rate	5.4%	5.5%	5.75%	2.0%	2.0%	2.8%
Rate of compensation increase	4.7%	4.5%	4.75%	2.6%	2.8%	2.8%
Expected return on plan assets	7.0%	6.5%	6.75%	6.0%	5.3%	5.8%

The expected long term rate of return on Plans assets is based primarily on Plan-specific asset/liability investment studies performed by outside consultants and recent and historical returns on the Company Plans’ assets

French Plan Assets (CRAF and IDR/IS)

	Year Ended March 31,
	2004	2003
Asset category
Government and Corporate bonds	59%	50%
Equity securities	28%	30%
Real estate	8%	10%
Short-term investments	5%	10%
Other	—	—
Total	100%	100%

Equity securities do not include Company’s common stock.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Cash Flows

Contributions

The Company expects to contribute € 18.4 million to its French pension plans for the fiscal year ending March 31, 2005

Estimated Future Benefit Payments for CRAF

The following CRAF benefit payments which reflect expected future service, as appropriate, are expected to be paid (in € million):

France Pension benefits

2005	65.3
2006	65.0
2007	64.0
2008	63.6
2009	63.5
2010-2014	309.0

(2)  Income taxes

(a)  Deferred tax balances:

The tax effects to temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004, 2003, and 2002, are presented below:

	At March 31,
	2004	2003	2002
		(in € millions)
Tax losses carried forward	504.8	368.2	306.1
Accrued pension and retirement obligation	190.6	174.4	141.8
Flight equipment, other property and equipment	20.6	31.9	97.9
Internal capital gain	65.9	77.9	61.7
Deferred gains on sale and lease back transactions	27.1	18.1	30.0
Other	38.3	42.4	45.3
Deferred tax assets	847.3	712.9	682.8
Less: valuation allowance	(107.8)	(117.4)	(187.9)
Deferred tax assets, net of valuation allowance	739.5	595.5	494.9
Netting by tax grouping or by legal entity	(698.1)	(480.1)	(402.3)
Deferred tax assets	41.5	115.4	92.6
Flight equipment, other property and equipment (due to depreciation differences)	366.9	387.9	353.2
Other provisions	299.0	122.0	124.5
Other	61.2	5.8	1.0
Gross deferred tax liabilities	727.1	515.7	478.7
Netting by tax grouping or by legal entity	(698.1)	(480.1)	(402.3)
Deferred tax liability	29.0	35.6	76.4

Net deferred tax asset (liability)	12.5	79.8	16.2

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. At March 31, 2004, the existing valuation allowance corresponds to the deferred tax asset of an entity which is in a three year cumulative tax loss position and which has recently joined the Air France French tax group. Losses incurred prior to the joining date are not available to offset group income and therefore a valuation allowance has been recorded on the basis that it is more likely than not that these deferred tax benefits will not be realized. During the year ended March 31, 2004, Air France released €9.6 million of valuation allowance based on the assumption detailed above. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The change in valuation allowance from March 31, 2002 to March 31, 2003 amounting to € 70.5 million is linked to the Company’s election in 2003 to calculate and pay its income taxes at the group level by setting up a French tax group, as permitted by the French tax rules. The establishment of the French tax group allowed the Company to assess the realizability of deferred tax assets at the group level in 2003, while such assessment had been performed on an entity-by-entity level in 2002.

At March 31, 2004, based upon past earnings and continuing profitability forecasted by management, the future taxable income of the tax group, taken as a whole, was more likely than not to absorb the group deferred tax assets at March 31, 2004 with the exception of the remaining valuation allowance mentioned in the preceding paragraph.

(b)  Income before tax, minority interests and share in net income of equity affiliates

	Year ended March 31,
	2004	2003	2002
		(in € millions)
France	195.1	149.7	46.4
Foreign	(18.0)	(16.6)	15.6

Income before tax, minority interests and share in net income of equity affiliates	177.1	133.1	62.0

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)  Tax benefit (expense)

	Year ended March 31,
Corporate income taxes	2004	2003	2002
		(in € millions)
Current
Domestic	(22.5)	(6.5)	(4.2)
Foreign	32.6	(1.8)	(1.4)
Total current tax expense	10.1	(8.3)	(5.6)
Deferred
Domestic	(65.7)	1.5	31.4
Foreign	5.5	9.8	(2.0)
Total deferred tax benefit	(60.2)	11.3	29.4

Total income tax benefit (expenses)	50.1	3.0	23.8

(d)  Effective income tax rate reconciliation

	Year end March 31,
	2004	2003	2002
	(in € millions)
Income (loss) before taxes, minority interests and share in net income of equity affiliates	177.1	133.1	62.0
Income tax rate	35.4%	35.4%	35.4%

Expected tax charge	(62.7)	(47.1)	(21.9)
Impact of:

Permanent differences	(26.2)	(6.0)	27.9
Of which interest charge on “TSDI” loan	15.0	12.5	10.5
Of which movement in valuation allowance on investments in subsidiaries	(21.2)	13.5	16.0
Of which stock based compensation	(8.6)	(8.8)	(9.0)
Net change in valuation allowance	4.5	57.0	32.0

Difference in taxation rates	8.9	5.0	(5.0)
Change in enacted tax rate	—	—	(7.0)
Settlement of tax dispute	33.0	—	—
Other	(7.6)	(5.9)	(2.2)

Actual provision for income tax	(50.1)	3.0	23.8

Effective tax rate	28.3%	(2.2)%	(38.4)%

(e)  Tax losses carry forward maturities

The total of recognized and unrecognized basis of tax loss carry forwards amounts to €1846 million as of March 31, 2004.In accordance with Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions will be applied to financial years starting as of January 1, 2004, as well as to losses carried forward at the end of the financial year preceding January 1, 2004.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(f)  Undistributed earnings

The Company has not provided for any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At March 31, 2004, the cumulative undistributed earnings of these subsidiaries were approximately €266.0million, representing €50 million of deferred tax liability.

(3)  Combined information concerning subsidiaries consolidated using the proportionate consolidation method

In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the proportionate consolidation method, summarized financial information about the Company’s share of assets, liabilities, revenues, expenses and cash flows included in French GAAP financial statements and related to the Logair, FPSEA and Teamtrackers investments accounted for using the proportionate consolidation method are presented below:

Year ended March 31, 2004
(in € millions)
Balance Sheet data
Non-current assets	0.6
Current assets	5.0
Equity	(0.3)
Current liabilities	5.9
Income statement data
Net sales	24.1
Income from operations	(0.3)
Net result	(0.4)
Cash flow data
Cash flow from operating activities	0.3
Cash flow from investing activities	(0.8)
Cash flow from financing activities	—

(4)  Other information about affiliates

The carrying value of the Company’s stake in listed equity affiliates was as follows at March 31, 2004:

	% interest	Net value	Market value
		(in € millions)
Amadeus	23.36%	268.0	635.5
Alpha Airport	27.14%	38.0	54.1

In addition dividends received for the year ended March 31, 2004 from equity affiliates amounted to €18 million (12 million and €2 million for the years ended March 31, 2003 and 2002).

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(5)  Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

As described in note 25, during the year ended March 31, 2003, the Company changed the estimates used for computing the Fréquence Plus program liability to more adequately reflect the expected behaviors of its customers. This change in estimate resulted in a reduction of the program liability of approximately €40 million and resulted in a corresponding increase in reported income of €40 million, or approximately €0.18 per share, on the basis of net income as determined under U.S. GAAP.

During the year ended March 31, 2004, the Company changed the estimates used for computing the Fréquence Plus program liability to more adequately reflect the expected behaviors of its customers. This change in estimate resulted in a reduction of the program liability of approximately €23 million and resulted in a corresponding increase in reported income of €23 million, or approximately €0.11 per share, on the basis of net income as determined under U.S. GAAP.

(6)  Advertising costs

We expense advertising costs as other selling expenses in the year incurred. Advertising expense was €91 million, €113 million and €102 million for the years ended March 31, 2004, 2003 and 2002, respectively.

(7)  Available-for-sale securities

At March 31, 2003 and 2002, the Company’s cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale investment securities are as follows:

	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
	(in € millions)
2004	23.9	2.8	—	26.7
2003	27.9	1.0	(8.5)	20.4
2002	5.3	0.9	—	6.2

The change in the net unrealized gains or losses on available for sale securities that have been included in a separate component of stockholders’ equity for 2004, 2003 and 2002 is an increase (decrease) of €10.3 million €(8.4)million, and €(27.5) million, respectively. At March 31, 2004 available for sale securities at cost are comprised of Alitalia (€18.6 million), Austrian Airlines (€5.1 million) and Air Mauritius (€0.2 million).

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

At March 31, 2002, gross realized gains on Equant marketable securities classified as available-for-sale are included in the Company’s consolidated statements of income. Realized gains for securities held by the Company are determined using the average cost method. Gross realized gains for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Proceeds	Book Value	Gross realized Gains	Gross realized Losses
(in € millions)
2004	—	—	—	—
2003	—	—	—	—
2002	57.9	34.2	23.7	—

(8)  Stock options

On October 28, 1998, the Company signed a labor agreement with its pilots. Such agreement became effective May 1, 1999 for a two year period.

This plan included certain compensation provisions in which pilots had the choice of either accepting a reduction in their gross salary in exchange for common stock granted by the French State, a significant stockholder of the Company, or maintain their salary.

As a result of the plan provisions mentioned above, 15,023,251 shares of common stock were issued to pilots on May 31, 1999 of which 4,760,250 vest over the service life of the pilots and 10,263,001 over a seven year period.

The compensation cost recognized by the Company under U.S. GAAP amounted to € 24.2 million, €24.8 million and €25.4 million for the years ended March 31, 2004, 2003 and March 31, 2002, respectively (see note 35(g)).

In addition, and as part of the above plan, the Company granted on May 30, 2000, 3,516,596 stock options exercisable from May 31, 2005 through May 31, 2007 at an exercise price of €15.75 a share. There was no vesting period for the options granted. Therefore, the compensation cost associated with the stock options was fully recognized when these options were granted on May 30, 2000. All of these options were outstanding as of March 31, 2004, 2003 and March 31, 2002.

The fair value at grant date of the above mentioned options has been estimated based on the Black Scholes model using the following assumptions: a volatility of 31%, an expected life of six years, an interest rate of 5.64% and average dividends of €0.1098.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(9)  Disclosures of SFAS 142 adoption

The following table displays the changes in the carrying amount of goodwill under U.S. GAAP by reportable segment:

	Passenger	Cargo	Maintenance	Other	Total
	(in € millions)
At April 1, 2001	278.5	—	—	—	278.5
Additions	1.4	—	—	5.4	6.8
Disposals	—	—	—	—	—
At April 1, 2002	279.9	—	—	5.4	285.3
Additions	3.1	—	1.2	0.1	4.4
Disposals	—	—	—	(0.1)	(0.1)
Translation adjustments	(2.3)	—	—	—	(2.3)
At April 1, 2003	280.7	—	1.2	5.4	287.3
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Translation adjustments	(1.4)	—	—	—	(1.4)
At March 31, 2004	279.3	—	1.2	5.4	285.9

Other intangible assets mainly consist of software and licenses for a total amount of €37.0 million, €40.9 million and €41.5 million at March 31, 2004, 2003 and March 31, 2002, respectively. For the fiscal years ended March 31, 2004, 2003 and 2002, amortization expense related to those assets was approximately €19.2 million €19.0 million and €19.5 million, respectively.

At March 31, 2004 the weighted average amortization period was 1.5 years and the estimated amortization expense is expected to be €6 million, €2 million for fiscal years ended March 31, 2005, 2006 respectively, and less than €1 million for the fiscal years ended March 31, 2007, 2008 and 2009.

(10)  Related party transactions

Aggregate amounts due from / to and transactions with related parties as derived from the French GAAP accounts are as follows as of and for the years ended March 31, 2004, 2003 and 2002:

	At March 31,
	2004	2003	2002
		(in € millions)
Assets
Accounts receivable-trade, net	222.9	27.2	43.5
Prepaid expenses and other current assets	1.3	63.1	30.9
Other non-current assets	14.3	8.4	12.6

Total assets	238.5	98.7	87.0

Liabilities
Accounts payable, trade	79.7	65.9	61.1
Other current liabilities	43.3	89.5	35.8
Long-term liabilities		1.0	1.0

Total liabilities	123.0	156.4	97.9

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended March 31,
	2004	2003	2002
		(in € millions)
Net sales	291.7	196.0	206.9
Landing fees and other rents	(477.9)	(444.8)	(435.2)
Other selling expenses	(42.8)	(38.4)	(35.7)
Passenger service	(36.3)	(33.8)	(39.6)
Other, net	(16.2)	11.2	46.3

As part of its normal business, the Company enters into transactions with related parties among which transactions with state owned and governmental entities such as the defense ministry, the Paris Airports Authority (Aéroports de Paris (“ADP”)) and the French civil aviation regulator (“DGAC”) represent the most significant related party transactions. The Company believes that such transactions are concluded on terms similarly equivalent to those of transactions with third parties. The most significant transactions are described below:

ADP

ADP is the French service organization which manages the civil airports and aerodromes within a 50 kilometer radius from Paris including the Roissy Charles de Gaulle, Orly and Le Bourget airports. As a result, the Company has various arrangements with ADP including but not limited to:

(i) land and property rental arrangements and

(ii) airport and passenger regulated fee arrangements.

In addition, ADP collects landing airport taxes on behalf of the French state.

Total expenses incurred by the Company in connection with the above mentioned arrangements amounted to €414.9 million, €443.7 million and €390.7 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Defense Ministry

The Company entered in some arrangements with the French Defense Ministry to maintain certain of the French army aircraft. The net revenues derived from such arrangements amounted to €204 million, €116.6 million and €118.5 million for the years ended March 31, 2004, 2003 and 2002, respectively.

DGAC

The civil aviation regulator is the French State service organization which manages the French air space. As a result, DGAC is charging fees to the Company for the use of installations and services operated by the French State over the home territory and its vicinity for en-route air traffic safety and for the speed of its movements, including radio communications and meteorological services.

The expense incurred in connection with the above mentioned arrangement amounted to €88.3 million, €82.6 and €76.1 million for the years ended March 31, 2004, 2003 and March 31, 2002, respectively.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In addition, the company has entered into transactions with investments reported under the equity method under U.S. GAAP notably with Air Austral, Heathrow Cargo Handling, Air Chef and Opodo Limited. Transactions with these equity investments were not significant for the years ended March 31, 2004, 2003 and 2002, respectively.

(11)  Summarized combined balance sheet and income statement information of equity affiliates

Summarized financial information for equity affiliates are presented in Note 16. The table below presents balance sheet and income statement information for the Opodo investment that is accounted for under the cost method under French GAAP and under the equity method under U.S. GAAP as explained in note 35(e).

The combined information for the entity that is proportionately consolidated under French GAAP is separately presented in note 37(3).

(a)  Combined balance sheet information

	As of December 31,
	2003	2002	2001
		(in € millions)
Current assets	52.9	57.9	37.6
Long-term assets	17.6	1.9	2.9

Total assets	70.5	59.8	40.5

Current liabilities	37.6	28.7	11.2
Long-term liabilities	49.4	—	—
Total equity	(16.5)	31.1	29.3

Total liabilities and stockholders’ equity	70.5	59.8	40.5

(b)  Combined income statement information

	Years ended December 31,
	2003	2002	2001*
		(in € millions)
Sales	18.9	6.0	—
Loss from continuing operations	(65.5)	(88.8)	(77.0)
Net loss	(64.8)	(87.6)	(74.7)

*	based on a 17 month exercise

(12)  Derivative instruments

Economic hedging strategies that are in place at the Company but that do not qualify for hedge accounting under U.S. GAAP are the following:

Fuel hedging program

The impact of fuel price changes on the company and its competitors is dependent upon various factors, including hedging strategies. The company has a fuel hedging program in which it enters into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 36 months.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Air France hedging policy consists in hedging the purchase price in U.S. Dollar of a portion of the Company’s fuel requirements. During the year ended March 31, 2004, Air France hedged 58% of its dollar priced fuel requirements.

Interest rate hedging program

Air France is exposed to interest rate risk through its debt and cash. The Company’s interest rate exposure can be sub-divided into the following risks:

Price risk for fixed-rate financial assets and liabilities. By contracting a fixed-rate liability, for example, the company is exposed to an opportunity cost in the event of a fall in interest rates. Changes in interest rates impact the market value of fixed-rate assets and liabilities, leaving the associated financial income or expense unchanged.

Cash-flow risk for floating rate assets and liabilities. Changes in interest rates have little impact on the market value of floating-rate assets and liabilities, but directly influence the future income or expense flows of the company.

In accordance with the general policy established by Air France senior management, the company seeks to manage these two types of risks by entering into interest rate swaps. The Company corporate treasury department manages the financing by applying procedures established by management, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt.

Air France is exposed to credit risk in the event of a counterparty’s default. The Company attempts to limit the exposure to counterparty risk by rigorously selecting the counterparties with which it trades, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them.

Foreign currency hedging program

Current Operations

Although Air France’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the U.S. dollar, the Japanese yen, the British pound sterling and the Swiss franc. Air France’s commercial activities also generate and incur income and expenses in foreign currency. Air France’s policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (e.g. the U.S. dollar, the Japanese yen, and non-euro European currencies). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of Flight Equipment

Capital expenditure for flight equipment is denominated in U.S. dollars. Air France hedges on the basis of projected fluctuations in the U.S. dollar via forward sales and purchases and/or option-based strategies.

Long-Term Debt and Capital Leases

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(13)  Financial debt

Short and long-term debt and capital lease obligations

	Year ended March 31,
	2004	2003	2002
		(in € millions)
Perpetual subordinated loan stock	309.7	362.6	410.4
Bonds payable	18.3	187.2	475.1
Capital-lease obligations	2,430.2	2,429.9	2,800.8
Other long-term loans	2,130.2	1,576.6	1,192.8
Accrued interest	44.4	48.8	52.8
Long-term debt and capital lease obligations(1)	4,932.8	4,605.1	4,931.9
Borrowings with short-term original maturities	—	150	—
Short-term bank finance facilities and similar facilities	288.1	265.6	371.2
Short-term debts	288.1	415.6	371.2

Total short and long-term debt and capital lease obligations	5,220.9	5,020.7	5,303.1

Note:

(1)	Including amounts maturing within one year.

Analysis by maturity date

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Matures in
Y + 1	799.2	817.4	817.0
Y + 2	580.0	437.2	542.7
Y + 3	646.3	505.5	423.7
Y + 4	334.6	555.6	566.3
Y + 5	447.0	283.6	872.6
> 5 years	2,125.7	2,005.8	1,709.6

Total	4,932.8	4,605.1	4,931.9

(14)  Leases

The Company leases various types of property and equipments mainly aircraft and ground facilities.

The Company had 139, 150 and 142 aircraft under operating leases and 99, 100 and 115 aircraft under capital leases as of March 31, 2004, 2003 and 2002 respectively. The aircraft leases can generally be renewed at the end of the lease terms at rates based on fair market value. Certain of the Company’s operating leases have contingent rental payments.

Ground facilities include executive offices, ticket and administrative offices, and maintenance facilities. Airport facilities are utilized for flight operations under leases with the municipalities or agencies owning such airports. Substantially all leases provide that the Company pays taxes, maintenance, insurance and other operating expenses applicable to the leased property.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company also subleases certain aircraft and ground facilities under non-cancelable operating leases.

Capital leases

The following amounts related to capital leases are included in property and equipment:

	Years ended March 31,
	2004	2003	2002
		(in € millions)
Flight equipment	3,330.0	3,301.9	3,471.9
Other property and equipment	271.3	120.0	122.0
Total Cost	3,601.3	3,421.9	3,593.9
Less accumulated depreciation	(1,349.9)	(1,118.0)	(1,098.7)

Total net book value of assets held under capital lease	2,251.4	2,303.9	2,495.2

Aircraft
Minimum lease payments by maturity
Y + 1	248.8	305.4	458.1
Y + 2	471.4	218.9	319.3
Y + 3	490.4	461.1	231.3
Y + 4	216.3	459.6	500.0
Y + 5	200.9	213.9	498.4
> 5 years	882.4	983.0	1,073.9

Total	2,510.2	2,641.9	3,081.0

Of which interest	279.0	281.0	358.2

Aircraft capital leases	2,231.2	2,360.9	2,722.8
Other property and equipment
Minimum lease payments by maturity
Y + 1	20.0	11.0	11.0
Y + 2	21.0	11.0	11.0
Y + 3	22.0	11.0	11.0
Y + 4	21.0	11.0	11.0
Y + 5	19.0	10.0	12.0
> 5 years	127.0	21.0	32.0

Total	230.0	75.0	88.0

Of which interest	34.0	11.0	16.0
Building capital leases	196.0	64.0	72.0
Equipment capital lease	3.0	4.0	6.0
Total capital leases	2,430.2	2,428.9	2,800.8

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Operating leases

Obligation for minimum lease payments under non-cancelable operating leases are as follows:

	Years ended March 31,
	2004	2003	2002
	(in € millions)
Aircraft
Minimum lease payments by maturity
Y + 1	447.7	446.0	477.0
Y + 2	444.1	455.0	459.0
Y + 3	365.3	396.0	425.0
Y + 4	307.2	320.0	387.0
Y + 5	231.7	251.0	325.0
> 5 years	340.3	411.0	539.0

Total	2,136.3	2,279.0	2,612.0

Other property and equipment
Minimum lease payments by maturity
Y + 1	128.0	110.0	108.0
Y + 2	102.0	93.0	105.0
Y + 3	86.0	74.0	89.0
Y + 4	77.0	64.0	71.0
Y + 5	72.0	57.0	61.0
> 5 years	429.0	396.0	446.0

Total	894.0	794.0	880.0

During 2004, 2003 and 2002 rental expense under operating leases was €1,160.6 million, €1,205.9 million and €1,459.5 million, respectively.

(15)  Guarantees

The Company has entered into various guarantee and indemnification arrangements.

The Company adopted the provisions of FASB Interpretation No.45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and recognizes any such losses under the guarantees and indemnifications when those losses are estimable.

Air Littoral

At March 31, 2003, Air France had provided a €20.9 million guarantee given in connection with the rental of aircraft by Air Littoral. This guarantee was provided in 1994 as part of an arrangement whereby Air Inter, a subsidiary of Air France, leased aircraft and crews from Air Littoral. Air Littoral filed for bankruptcy with the Tribunal de Commerce in August 2003.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Following the bankruptcy of Air Littoral, Air France took over the lease agreements for which Air France gave the above guarantees. These lease agreements qualify as capital leases under US GAAP and have been adjusted accordingly in the reconciliation footnote.

(16)  Concentration of risks

The Company is exposed to credit risk in the event of a counterparty’s default. The Company attempts to limit its exposure to counterparty risk by rigorously selecting the counterparties with which it trades, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. The Company believes it has no material concentration of risk with any counterparty and does not anticipate any third party default that might have a significant impact on the financial positions and results of operations.

(17)  Segment information

Under French GAAP, the Company reports three business segments based on the segmentation adopted for the internal organization of the enterprise. Under U.S. GAAP, the Company has identified four reportable segments which reflect how management makes decisions about resources to be allocated to the segment and assess its performance.

These segments are as follows:

•  Passengers: Passengers derives its revenues mainly from air transportation services to scheduled passengers. Passengers revenues are also derived from commissions from sales of Skyteam alliance members flights and revenues from code sharing revenues, receipts from baggage handling and information system services,

•  Cargo: Cargo derives its revenues from the freight transportation operations,

•  Maintenance: Maintenance derives its revenues from (i) the maintenance of Air France aircraft and (ii) maintenance services provided to a number of airline companies and other clients throughout the world,

•  Amadeus: Air France has determined that its equity investment in Amadeus met the criteria of a reportable segment.

All other (as presented in the table below) reflects the activity of subsidiaries other than those included in the Company’s four reportable segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 2 of the Company’s French GAAP consolidated financial statements), except that segment financial information has been prepared using a management approach consistent with how the Company’s management internally allocates financial information for the purpose of making internal operating decisions.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Intersegment revenues between the maintenance and the passenger segment are priced on a basis substantially consistent with the sales to third parties.

	Year ended March 31, 2004
	Passenger	Cargo	Maintenance	Amadeus	All other	Inter- segment elimination	Consolidated
	(in € millions)
Revenues from external customers	10,260	1,412	508	—	157	—	12,337
Intersegments revenues	377	2	1,277	—	363	(2,019)	—
Depreciation and amortization	873	76	258		23		1,230

Operating income (loss)	67	15	50	—	7	—	139

Financial incomes (loss)	(100)	(4)	(16)	—	60	—	(60)

Pre-tax income (loss)	(34)	10	33	—	53	—	62
Equity in earnings (losses) of affiliates	—	—	—	45	8	—	53
Tangible fixed assets	6,688	371	759	—	88	—	7,906

	Year ended March 31, 2003
	Passenger	Cargo	Maintenance	Amadeus	All other	Inter- segment elimination	Consolidated
	(in € millions)
Revenues from external customers	10,527	1,479	540	—	141	—	12,687
Intersegments revenues	398	23	1,310		349	(2,080)	—
Depreciation and amortization	930	46	257	—	77		1,310

Operating income (loss)	101	48	67	—	(24)	—	192

Financial incomes (loss)	(85)	(7)	(22)	—	29		(85)

Pre-tax income (loss)	12	41	49	—	(4)	—	98
Equity in earnings (losses) of affiliates	—	—	—	36	(7)	—	29
Tangible fixed assets	6,978	508	580	—	96		8,162

	Year ended March 31, 2002
	Passenger	Cargo	Maintenance	Amadeus	All Other	Inter- segment elimination	Consolidated
	(in € millions)
Revenues from external customers	10,378	1,448	548	—	154	—	12,528
Intersegments revenues	397	(3)	1,298	—	343	(2,035)	—
Depreciation and amortization	664	38	292	—	22	—	1,016

Operating income (loss)	128	5	26	—	76	—	235

Financial incomes (loss)	(71)	(5)	(26)	—	(10)	—	(112)

Pre-tax income (loss)	53	—	1	—	82	—	136
Equity in earnings (losses) of affiliates	—	—	—	34	(3)	—	31
Tangible fixed assets	7,260	279	659	—	95	—	8,293

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Consolidated segment information by geographical area

The revenue information from external customers on a French GAAP basis detailed by geographical area is disclosed in note 4 of the Company’s Consolidated Financial Statements. The Company’s assets are substantially located in France.

(18)  Contingent gain disclosure

The Company entered into two loan agreements on September 15, 1986 and March 11, 1988, respectively, for two of its aircraft. As stipulated within the Agreements, the Company is entitled to receive a payment from the lendor in a form similar to that of a rebate, payable in a lump-sum amount at the conclusion of the Agreements stated terms, which are January 8, 2005 and January 8, 2007, respectively. The Company forfeits all rights to such rebates if the Agreements are terminated for any reason, either within or outside of the control of the Company, prior to the conclusion of the stated term. The amount of the rebate is formula driven and is based, in part, upon the fair value, as agreed upon by both parties, of the aircraft at the conclusion of the stated term. Due to uncertainties surrounding the realization of the rebates, the Company will recognize the rebates only when substantially all uncertainties regarding the timing and amount of payment are resolved.

(19)  Recently issued U.S accounting standards

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions.

FIN 46R and subsequent discussion between the SEC and the AICPA deferred the effective date of the Interpretation for foreign private issuers with variable interests in variable interests entities created before February 1, 2003, to fiscal periods beginning after April 1, 2004 for companies having March 31 year-end.

The Company has identified the following as potential VIEs, but does not believe that it is the primary beneficiary in those entities:

•  Aircraft operating leases where the lessor is a trust established specifically to purchase, finance and lease the aircraft and the Company has an option to purchase the aircraft at predetermined prices during or at the end of the lease term.

•  Airport operating leases where the Company guarantees the underlying municipal or governmental debt held by public bondholders, and the lessor is a trust established specifically to finance and lease the facilities with other airlines.

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Other entities meet also the definition of a VIE, but they are already consolidated in the Company’s financial statements prepared in accordance with U.S. GAAP (see Note 35 to the consolidated Financial statements).

(20)  Other information

	Balance at beginning of period	Charged to costs and expenses	Other movements	Balance at end of period
	(in € millions)
Valuation and qualifying accounts deducted from the related accounts
2004
Financial investments and miscellaneous	70	24	(3)	91
Inventories	65	(16)	—	49
Trade receivables and related accounts	93	6	—	99
Other accounts receivable	10	(10)	3	3
2003
Financial investments and miscellaneous	65	5	—	70
Inventories	61	4	—	65
Trade receivables and related accounts	96	(4)	1	93
Other accounts receivable	—	10	—	10
2002
Financial investments and miscellaneous	60	8	(3)	65
Inventories	48	12	1	61
Trade receivables and related accounts	79	13	4	96
Other accounts receivable	—	—	—	—

38  Subsequent events

Exchange Offer

On April 5, 2004, Air France proposed a public exchange offer to holders of KLM ordinary shares. The exchange ratio was set at 11 Air France share and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM New York Registry Shares. Three Air France warrants entitle holders to acquire and/or subscribe to two Air Frane shares at an exercise price of € 20 per Air France share. The warrants have a maturity of three and a half years as of May 6, 2004 and may be exercised beginning of November 6, 2005. The ADWs will be subject to the same strike price and conditions for conversion into Air France shares or ADSs as the Air France warrants.

At the end of the offer period (May 3, 2004), KLM shareholders submitted 41,762,597 ordinary shares, including 7,708,460 New York Registry Shares. Accordingly, Air France issued 45,938,857 new shares and 41,762,597 warrants. The new breakdown of Air France’s share capital is as follows: French government 44.7%, Air France employees 10.5%, Public 44.8%. Air France is a privatized company and its shares are listed on the Paris, Amsterdam and New York stock exchanges.

Air France has decided to launch a supplementary offer period, under the same conditions, which started on May 4, 2004 and was completed on May 21, 2004. At this date holders of KLM common shares had tendered a total of 45,093,299 KLM common shares representing approximately 96.33% of

AIR FRANCE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

KLM common shares. Accordingly, Air France has issued a total of 49,602,629 new Air France shares and 45,093,299 Air France warrants, including 8,708,840 shares represented by ADSs and 7,917,127 warrants represented by ADWs. Pursuant to the framework agreement, Air France also purchased all of KLM’s outstanding priority shares, which gives Air France certain special governance rights in KLM, and purchased depositary receipts representing all of KLM’s cumulative preference shares C. In addition, Air France entered into agreements entitling Air France to acquire cumulative preference shares A in KLM at the same time and in the same proportion that the French State reduces its shareholding in air France, or more rapidly at the discretion of the State of the Netherlands.

Air France will start to consolidate KLM as of May 6, 2004.

On June 14, 2004, easyjet launched an appeal before the European Court of First Instance against the approval of the combination by the European Commission that occurred on February 11, 2004.

Terminal 2E

Air France terminated operations in Terminal 2E at Roissy-CDG on May 23, 2004, following the collapse of part of the roof of the newly built terminal. Terminal 2E was constructed by Aéroports de Paris (ADP) and was used primarily for Air France long and medium-haul flights. Approximately, 60 flights departed from or arrived at Terminal 2E daily and 90 Air France and Sky Team flights have been reassigned to other terminals and certain long-haul flight times have been revised to accommodate the longer time required for ground services such as check-in, boarding and connections.

Air France was responsible as the lessee of Terminal 2E for completely equipping, remodeling and decorating the private areas in the interior of the terminal. Air France’s expenses in connection with the work on Terminal 2E were estimated to €48 million, of which €40 million had already been spent. Air France has insurance coverage for its investments in terminal 2E and is currently seeking recourse for these investments.

Contingent gain

As mentioned in Note 37, the Company is entitled to receive rebates payable in a lump-sum payment at the conclusion of final agreements. In July 2004, the Company reached an agreement (out of two) wherein the Company will receive a rebate of $41.4 million (approximately €33.6 million). This rebate will be received on January 8, 2005 and will be utilized as an offset against the Company’s final principal and interest payment.

OPODO

On June 2004, Amadeus GTD participated to a share capital increase of OPODO. Following such transaction, Amadeus GTD’s interest in OPODO is 55.4% while Air France’s interest in OPODO decreased from 22.86% at March 31, 2004 to 10.2% subsequently to the transaction.

Litigations

Subsequent to year-ended March 31, 2004, the 39th hour litigation and the security lawsuit in the United States of America that are disclosed in Note 30-3 to the consolidated financial statements were extinguished with no consequence for Air France.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Financial Statements as of and for the years ended December 31, 2002 and 2001, prepared in accordance with International Financial Reporting Standards together with the reconciliation of shareholders’ equity and net income to Generally Accepted Accounting Principles in the United States of America

See the accompanying notes to the consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Amadeus Global Travel Distribution, SA:

We have audited the accompanying consolidated balance sheets of Amadeus Global Travel Distribution, SA and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002 prepared in accordance with International Financial Reporting Standards. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, SA and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 24.

/s/ for DELOITTE & TOUCHE

Madrid, Spain

December 5, 2003

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of December 31, 2002 and 2001

	As of December 31,
	2002	2001
	(Expressed in thousands of Euros – KEURs)
ASSETS
Current assets
Cash and cash equivalents (Note 21)	18,302	18,611
Accounts receivable, net (Note 4)	167,176	139,459
Accounts receivable – affiliates, net (Notes 4 and 14)	60,106	57,039
Loans receivable and advances – affiliates (Note 14)	143	4,573
Taxes receivable	55,362	37,642
Prepayments and other current assets	66,486	42,066

Total current assets	367,575	299,390

Tangible assets (Note 5)
Land and buildings	129,355	129,329
Data processing hardware and software	410,471	381,567
Other	116,019	109,645

	655,845	620,541

Less accumulated depreciation	378,987	334,154

Net tangible assets	276,858	286,387

Intangible assets (Note 6)
Patents, trademarks and licenses	82,797	81,493
Software development projects	269,809	213,609
Purchased contracts	260,480	255,717
Goodwill	225,680	157,467
Other	15,989	14,429

	854,755	722,715

Less accumulated amortization	384,148	299,458

Net intangible assets	470,607	423,257

Deferred income taxes (Note 19)	200,805	183,221
Loans receivable – affiliates (Note 14)	2,813	13,015
Investments in associates (Note 7)	124,153	148,081
Other long-term investments, net (Note 7)	38,278	38,592

Total other non-current assets	366,049	382,909

Total non-current assets	1,113,514	1,092,553

Total assets	1,481,089	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of December 31, 2002 and 2001

	As of December 31,
	2002	2001
	(Expressed in thousands of Euros – KEURs)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, net (Note 4)	229,585	191,447
Accounts payable – affiliates, net (Notes 4 and 14)	31,128	31,933
Debt payable within one year (Note 10)	67,615	220,723
Current obligations under finance leases (Note 11)	8,085	10,019
Income taxes payable	11,147	6,474
Other current liabilities	77,598	68,263

Total current liabilities	425,158	528,859

Long-term liabilities
Long-term debt (Note 10)	140,801	36,906
Obligations under finance leases (Note 11)	109,960	116,310
Deferred income taxes payable (Note 19)	110,262	74,155
Other long-term liabilities (Note 12)	71,541	43,877

Total long-term liabilities	432,564	271,248

Minority interests	1,027	—

Shareholders’ equity (Note 13)
Share capital	27,898	27,898
Additional paid-in capital	373,195	438,137
Treasury shares and other similar equity instruments	(128,050)	(51,592)
Retained earnings	367,026	177,905
Cumulative translation adjustments	(17,729)	(512)

Total shareholders’ equity	622,340	591,836

Total liabilities and shareholders’ equity	1,481,089	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000

	Years ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Revenue (Note 15)	1,856,320	1,785,124	1,563,591
Cost of sales	1,470,854	1,417,628	1,238,794

Gross profit	385,466	367,496	324,797
Selling, general and administrative expenses	78,020	102,553	68,191

Operating income	307,446	264,943	256,606
Other income (expense)
Interest expense, net (Note 17)	(19,370)	(24,333)	(16,088)
Exchange gains (losses)	(174)	(193)	(12,674)
Other income (expense), net	13,137	16,507	(19,135)

Income before income taxes	301,039	256,924	208,709
Income tax (Note 19)	115,820	100,086	71,701

Income after taxes	185,219	156,838	137,008
Equity in income (losses) from associates	(22,671)	(19,703)	(12,215)
Equity in income (losses) from discontinuing operations of associates (Note 9)	(15,468)	(4,412)	—
Minority interests	7	—	—

Net income	147,087	132,723	124,793

Basic earnings per class “A” share, in EURs (Note 20)	0.26	0.23	0.21
Basic earnings per class “B” share, in EURs (Note 20)	—	—	—
Diluted earnings per class “A” share, in EURs (Note 20)	0.25	0.23	0.21
Diluted earnings per class “B” share, in EURs (Note 20)	—	—	—

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000

	Years ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Cash flows from operating activities
Operating income	307,446	264,943	256,606
Adjustments for:
Depreciation and amortization	183,915	157,777	125,046

Operating income before changes in working capital	491,361	422,720	381,652
Accounts receivable	(23,886)	8,475	(28,882)
Taxes receivable	(3,441)	(5,355)	26,499
Other current assets	8,190	(4,272)	(17,850)
Accounts payable	32,029	(14,201)	57,186
Other current liabilities	(7,207)	5,746	(2,318)
Other long-term liabilities	4,321	19,920	1,959

Cash provided from operating activities	501,367	433,033	418,246
Taxes paid	(77,374)	(74,361)	(62,159)

Net cash provided from operating activities	423,993	358,672	356,087

Cash flows from investing activities
Additions to tangible assets	(75,407)	(83,568)	(81,224)
Additions to intangible assets	(89,797)	(131,520)	(99,636)
Investment in subsidiaries and associates	(91,847)	(40,163)	(110,455)
Interest received	3,388	2,835	6,000
Sundry investments and deposits	(3,700)	(9,076)	(10,119)
Acquisition of Treasury shares	(73,098)	—	—
Disposals of Treasury shares	3,917	329	—
Loans to third parties	(1,661)	(3,820)	(3,844)
Loans to affiliates	(17,430)	(10,619)	2,584
Cash proceeds collected/(paid) - derivative agreements	20,004	(37,714)	(33,718)
Disposals of sundry investments	834	19,895	1,074
Dividends received	10,819	6,678	9,268
Proceeds obtained from disposal of fixed assets	7,487	7,233	11,001

Net cash used in investing activities	(306,491)	(279,510)	(309,069)

Cash flows from financing activities
Proceeds from borrowings	308,211	300,447	285,213
Repayments of borrowings	(356,257)	(305,537)	(270,109)
Interest paid	(21,440)	(28,963)	(20,361)
Redemption of class “B” shares	—	(554)	(390)
Dividends paid	(37,999)	(52,177)	—
Proceeds obtained from sale and leaseback activities	—	—	762

Payments of finance lease liabilities	(11,430)	(12,410)	(19,038)

Net cash used in financing activities	(118,915)	(99,194)	(23,923)

Effect of exchange rate changes on cash and cash equivalents	1,104	(278)	100

Net increase/(decrease) in cash and cash equivalents	(309)	(20,310)	23,195
Cash and cash equivalents at beginning of period	18,611	38,921	15,726

Cash and cash equivalents at end of period	18,302	18,611	38,921

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2002, 2001 and 2000

	Years ended December 31, 2002, 2001 and 2000
	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
	(Expressed in thousands of Euros – KEURs)
Balance as of December 31, 1999	37,338	424,067	(38,152)	(14,770)	9,226	417,709

Gains (losses) not recognized in the statement of income	—	8,617	—	(15,616)	(8,876)	(15,875)
Dividends on account	—	—	—	(52,177)	—	(52,177)
Disposals of treasury shares	—	2,427	2,427	(2,427)	—	2,427
Redemption of class “B” shares	(3,901)	—	—	3,511	—	(390)
Net income for the period				124,793		124,793

Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487

Accounting for financial instruments	—	—	—	(203)	(5,948)	(6,151)
Other gains (losses)	—	—	—	—	5,086	5,086

Gains (losses) not recognized in the statement of income	—	—	—	(203)	(862)	(1,065)
(Acquisitions)/disposals of Treasury shares, net	—	3,026	2,913	(2,913)	—	3,026
Redemption of class “B” shares	(5,539)	—	—	4,984	—	(555)
Equity swap transactions	—	—	(18,780)	—	—	(18,780)
Net income for the period	—	—	—	132,723	—	132,723

Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836

Accounting for financial instruments	—	1,505	—	10,644	13,629	25,778
Other gains (losses)	—	—	—	2,531	(30,846)	(28,315)

Gains (losses) not recognized in the statement of income	—	1,505	—	13,175	(17,217)	(2,537)
(Acquisitions)/disposals of Treasury shares, net	—	(66,447)	(66,858)	66,858	—	(66,447)
Equity swap transactions	—	—	(9,600)	—	—	(9,600)
Dividends	—	—	—	(37,999)	—	(37,999)
Net income for the period	—	—	—	147,087	—	147,087

Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements

1	Activity

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain (the “Company”) and its consolidated subsidiaries (the “Group”). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system (“CRS”). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company’s share and ownership structures are described in Note 13.

The percentages of participation as of December 31, 2002, 2001 and 2000 have been presented for comparative purposes. In 2002, 2001 and 2000, respectively, the applicable accounting method applies based on the voting rights in each period. For each of the years presented, only those entities in which the Company owned a majority of the voting interests have been consolidated, entities in which the Company exercised significant influence (approximately greater than 20% interest) were accounted for under the equity method, and all other investments have been accounted for at cost or market value.

Below is a summary of the consolidated Group companies as of December 31, 2002, 2001 and 2000:

		Percentage of participation as of December 31,(2)
Company	Country of incorporation	2002	2001	2000
		(%)
Fully consolidated companies
Amadeus America, S.A.	Argentina	100.0	100.0	100.0
Amadeus Argentina, S.A.	Argentina	80.0	80.0	80.0
Amadeus Asia, Ltd.	Thailand	100.0	100.0	100.0
Amadeus Austria Marketing GmbH	Austria	100.0	100.0	100.0
Amadeus Benelux, N.V.	Belgium	100.0	100.0	100.0
Amadeus Bolivia SRL	Bolivia	100.0	—	—
Amadeus Central and West Africa S.A.	Ivory Coast	100.0	100.0	—
Amadeus Data Processing GmbH	Germany	100.0	100.0	100.0
Amadeus Denmark A/S.(7)	Denmark	100.0	5.0	—
Amadeus GDS LLP	Kazakhstan	100.0	—	—
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0	100.0	100.0
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0	100.0	100.0
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0	100.0	100.0
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.0	90.0	60.0
Amadeus GTD Australia Pty. Ltd.	Australia	100.0	100.0	100.0
Amadeus Hellas, S.A.	Greece	100.0	100.0	100.0
Amadeus Magyarország Kft (Ltd.)	Hungary	100.0	100.0	100.0
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0	100.0	100.0
Amadeus Marketing Ireland Ltd.	Ireland	100.0	100.0	—
Amadeus Marketing Italia, S.P.A.	Italy	100.0	100.0	100.0
Amadeus Marketing Nigeria Ltd.	Nigeria	100.0	100.0	—
Amadeus Marketing Philippines, Inc.	Philippines	100.0	100.0	100.0
Amadeus Marketing Schweiz, A.G.	Switzerland	100.0	100.0	100.0
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0	100.0	100.0
Amadeus NMC Holding, Inc.	U.S.A.	100.0	100.0	100.0
Amadeus North America LLC.(1)	U.S.A.	100.0	100.0	100.0

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

		Percentage of participation as of December 31,(2)
Company	Country of incorporation	2002	2001	2000
			(%)
Fully consolidated companies
Amadeus Norway, AS.(7)	Norway	100.0	5.0	—
Amadeus Paraguay, S.R.L.	Paraguay	100.0	100.0	100.0
Amadeus Perú, S.A.	Peru	100.0	100.0	100.0
Amadeus Polska Sp.zo.o.	Poland	75.5	75.5	75.5
Amadeus Receptionsservice AB(7)	Sweden	100.0	5.0	—
Amadeus Rezervasyon Dagitim Sistemleri A.S.	Turkey	100.0	100.0	100.0
Amadeus s.a.s	France	100.0	100.0	100.0
Amadeus Scandinavia AB	Sweden	100.0	5.0	—
Amadeus Services Ltd.	U.K.	100.0	100.0	100.0
Amadeus Services Asia-Pacific Pty. Ltd.	Australia	100.0	100.0	100.0
Amadeus Sweden AB.(7)	Sweden	78.25	3.9	—
Americs AB(7)	Sweden	100.0	5.0	—
CRS Amadeus America, S.A.	Uruguay	100.0	100.0	100.0
e-Travel, Inc.(1)	U.S.A.	100.0	100.0	—
Eviaggi.com S.P.A.	Italy	100.0	100.0	50.0
ICSA-T Australia Pty. Ltd.(6)	Australia	100.0	44.0	—
ICSA-T France S.A.R.L.(6)	France	100.0	44.0	—
ICSA-T India Pvt Ltd(6)	India	75.0	33.0	—
ICSA-T Holding Inc.(6)	U.S.A.	100.0	44.0	—
ICSA-T US LLC(1)(3)(6)	U.S.A.	100.0	71.5	49.0
ICSA-T N.V.(4)	Belgium	100.0	44.0	44.1
ICSA-T Scandinavia AB(6)	Sweden	100.0	44.0	—
ICSA-T Travel Software GmbH(6)	Switzerland	100.0	44.0	—
ICSA-T UK Ltd(6)	U.K.	100.0	44.0	—
NMC Eastern European CRS, B.V.	The Netherlands	100.0	100.0	100.0
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.0	100.0	100.0
SMART Amadeus SIA.(7)	Latvia	100.0	9.75	—
SMART Amadeus UAB.(7)	Lithuania	100.0	9.75	—
Vacation.com, Inc.(1)	U.S.A.	100.0	100.0	100.0
Companies consolidated under the equity method
1Travel.com Inc.(1)	U.S.A.	38.9	27.5	27.5
AlphaNet BBVA.(6)	Belgium	28.0	3.6	—
Amadeus Algerie, S.A.R.L.	Algeria	40.0	—	—
Amadeus Bulgaria Ltd.	Bulgaria	49.0	49.0	49.0
Amadeus Brasil Ltda.	Brazil	34.0	34.0	34.0
Amadeus France, S.N.C.	France	34.0	34.0	34.0
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.0	35.0	35.0
Amadeus Maroc, S.A.S.	Morocco	30.0	30.0	30.0
Amadeus Qatar W.L.L.	Qatar	40.0	40.0	—
Amadeus Sudani, Co. Ltd.	Sudan	40.0	—	—
Amadeus Tunisie S.A.	Tunisia	30.0	5.0	—
Atinera LLC(1) (5)	U.S.A.	50.0	50.0	50.0
ITA (Internet Travel Agent Inc.)(1)	U.S.A.	22.3	22.3	22.3
Red Universal de Marketing y Booking On Line, S.A. (“RUMBO”)	Spain	50.0	50.0	50.0

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

		Percentage of participation as of December 31,(2)(8)
Company	Country of incorporation	2002	2001	2000
Sistemas Automatizados de Agencias de Viajes, S.A. (“SAVIA”)	Spain	34.0	34.0	34.0
Sociedad Anato-Avianca de Reservaciones de Turísticos Savia	Colombia	50.0	—	—
Start Amadeus GmbH	Germany	34.0	34.0	34.0
Stellar Access. Inc.(1)(5)	U.S.A.	20.0	20.0	20.0
Topas Co. Ltd.	South Korea	32.0	32.0	32.0
Travel.com.au Ltd.	Australia	19.2	19.9	19.9
Travellink AB	Sweden	25.0	25.0	—
Vivacances S.A.	France	50.0	—	—

Notes:
(1)	The participation in these companies is held through Amadeus NMC Holding, Inc.
(2)	In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(3)	The Company’s investment in ICSA-T LLC is an indirect economic interest of 49%, through Amadeus NMC Holding Inc. and the remaining 51% via ICSA-T N.V.
(4)	The Company’s investment in ICSA-T N.V. is a direct economic interest of 90% and a total economic interest of 100% via its participation in Amadeus Scandinavia.
(5)	This company ceased operations in 2002.
(6)	The participation in these companies is held through ICSA-T N.V.
(7)	The participation in these companies is held through Amadeus Scandinavia AB.
(8)	The percentages of participation as of December 31, 2002, 2001 and 2000 have been presented for comparative purposes. In 2002, 2001 and 2000, respectively, the applicable accounting method applies based on the voting rights in each period. For each of the years presented, only those entities in which the Company owned a majority of the voting interests have been consolidated, entities in which the Company exercised significant influence (approximately greater than 20% interest) were accounted for under the equity method, and all other investments have been accounted for at cost or market value.

2	Basis of presentation and comparability of the information included in the consolidated financial statements

(a)	Basis of presentation

(i)	General Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain amounts for the prior periods have been reclassified to conform with 2002 presentation.

(ii)	Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company’s management also prepares, as of December 31, 2002 and 2001, consolidated annual accounts under Spanish

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of December 31, 2002 by approximately €169.5 million and the net income reflected under Spanish GAAP is lower than the net income under IFRS for the year ended December 31, 2002 by approximately €62.3 million. As of and for the year ended December 31, 2001 these differences were approximately €170 million and €40.3 million, respectively. The main differences as of and for the years ended December 31, 2002 and 2001 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG (“Amadeus Operations KG”), as well as the accounting for Treasury shares and other similar equity instruments.

(iii)	Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(b)	Comparison of information

For comparative purposes, the Group presents, together with the amounts included in the balance sheets, the statements of income, cash flow and changes in shareholders’ equity, and the explanatory notes as of and for the year ended December 31, 2002, those as of and for the years ended December 31, 2001 and December 31, 2000.

(c)	Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated by the Group during 2002, 2001 and 2000, as well as the consolidation method used in each case.

3	Accounting principles

The main accounting principles used in the consolidated financial statements are as follows:

(a)	Principles of consolidation

The consolidated financial statements include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) and joint-ventures have been accounted for using the equity method.

(b)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

(c)	Currency translation

The financial statements of the individual Group companies are denominated in each company’s local currency. For consolidation purposes: the assets and liabilities are translated into

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders’ equity in the “cumulative translation adjustments” caption. In the case of translation differences related to minority interests, these are included in the minority interest caption of the balance sheet.

(d)	Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

(e)	Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. Such investments are stated at cost, which approximates fair value.

(f)	Tangible assets

Tangible assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Years
Buildings	50
Data processing hardware and software	2 - 5
Other	3 -20

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets, where the Group assumes substantially all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to income as incurred over the term of the lease.

(g)	Intangible assets include the following

•	Patents, trademarks and licenses include the cost of acquiring licenses for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over three to ten years.

•	Software development projects, including e-commerce-related development activities, are software applications developed by the Group which are capitalized once technical feasibility is established and where it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods. These projects are being amortized applying the straight-line method over three to five years. Software maintenance costs are charged to expense as incurred.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

•	Purchased contracts represent the acquisition costs of contracts that give the Group the right to bill for future services as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over three to ten years.

•	Goodwill or negative goodwill represents the excess or deficit when comparing the purchase price to the fair value of the net assets acquired and are amortized applying the straight-line method over four to ten years. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group’s business. The excess/default of purchase price corresponding to investments in associates is included within long-term investments and the corresponding amortization expenses are included in the equity in income (losses) from associates caption of the statement of income. When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date. Any subsequent adjustments to the estimated amount of deferred consideration are applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded against the “Other long-term liabilities” caption.

•	Other intangible assets are amortized on a straight-line basis over three to five years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

(h)	Impairment of non-current assets

The Group evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

(i)	Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution pension plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method, the cost of providing pensions for which no insurance contract exists is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates which have terms to maturity approximating the terms of the related liability. All gains and losses from changes in actuarial assumptions are spread forward over the average remaining service lives of employees. When the excess of the unfunded accumulated benefit obligation over the underlying pension plan assets and accrued pension plan liabilities exceeds 10% of the underlying liability, this difference is recorded as a minimum pension liability with a corresponding charge recorded in retained earnings. The Group’s contributions to the defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

(j)	Capital issuance costs

Expenses incurred in connection with the increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet.

(k)	Treasury shares

Treasury shares held by the Group are reported as a reduction in shareholders’ equity. The gain or loss on disposal of these shares is registered in additional paid-in capital.

(l)	Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end consumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

(m)	Stock incentive plans

The Group accounts for its obligations under stock incentive plans as follows:

•	Compensation expense is recognized for stock options if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

•	Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

(n)	Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see (g) above). The amount of research and development costs which has been expensed for the years ended December 31, 2002, 2001 and 2000 were KEURs 68,010, KEURs 55,006 and KEURs 55,099 respectively.

(o)	Financial instruments

(i)	Currency and interest rate related derivatives

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. All of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

•	Cash flow hedges: Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings until the committed or forecasted transaction occurs, at which point they will be reclassified to the statement of income in the “Revenue” caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

•	Hedges of the net investment in a foreign entity: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.

•	No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

(ii)	Equity related instruments

The Group has issued warrants (call options sold) of its class “A” shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at fair value, with unrealized gains or losses recorded in the statement of income. Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are considered to be equity instruments and are stated at fair value, being recorded as additional paid-in capital with no subsequent recognition of movements in fair value.

Equity swap agreements (contracts to buy shares of the Company in future periods), entered into in order to manage the exposure to a rise in the Group’s share price with respect to warrants issued as described above, are treated as:

•	Derivative financial instruments: When they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income.

•	Equity instruments: When there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders’ equity.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as financial assets and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values with unrealized gains or losses recorded in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

Additionally, investments in companies over which the Group does not have significant influence or control are recorded as available for sale investments and measured at their fair values. Unrealized gains or losses are included in the statement of changes in shareholders’ equity, with realized gains or losses being recognized in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

(p)	Income taxes

The income tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

(q)	Earnings per share

The Group calculates basic earnings per share using the weighted average number of shares outstanding during the period. The calculation of diluted earnings per share also includes the dilutive effect of the weighted average warrants, stock grants and stock options outstanding during the period.

4	Allowances – accounts receivable/payable

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2002 in the amount of KEURs 75,178; and the Group provided for the related reduction in accounts payable for distribution fees as of December 31, 2002 in the amount of KEURs 38,664. As of December 31, 2001 the related allowances amounted to KEURs 64,539 against accounts receivable and KEURs 32,770 as a reduction in accounts payable.

The Group provided for potentially uncollectible accounts receivable as of December 31, 2002 in the amount of KEURs 43,065; and as of December 31, 2001 in the amount of KEURs 41,503.

5	Tangible assets

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under tangible assets are as follows:

	For the years ended December 31, 2002 and 2001
	Land & buildings	Data processing hardware & software	Other	Total
	(Expressed in thousands of Euros – KEURs)
Cost
Balance as of December 31, 2000	128,961	330,866	97,458	557,285

Additions	114	67,987	15,942	84,043
Additions due to acquisitions of subsidiaries	—	3,793	400	4,193
Retirements and disposals	—	(22,854)	(3,251)	(26,105)
Transfers	254	849	(1,319)	(216)
Exchange rate adjustments	—	926	415	1,341

Balance as of December 31, 2001	129,329	381,567	109,645	620,541

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

	For the years ended December 31, 2002 and 2001
	Land & buildings	Data processing hardware & software	Other	Total
	(Expressed in thousands of Euros – KEURs)
Additions	26	65,483	13,044	78,553
Additions due to acquisitions of subsidiaries	—	846	1,309	2,155
Retirements and disposals	—	(19,241)	(3,527)	(22,768)
Transfers	—	106	(347)	(241)
Exchange rate adjustments	—	(18,290)	(4,105)	(22,395)

Balance as of December 31, 2002	129,355	410,471	116,019	655,845

Accumulated depreciation
Balance as of December 31, 2000	22,147	205,370	48,689	276,206

Additions	2,444	61,355	12,717	76,516
Retirements and disposals	—	(17,806)	(2,298)	(20,104)
Transfers	(115)	(111)	224	(2)
Exchange rate adjustments		1,347	191	1,538

Balance as of December 31, 2001	24,476	250,155	59,523	334,154

Additions	2,451	65,536	9,714	77,701
Retirements and disposals	—	(16,370)	(2,734)	(19,104)
Transfers	—	1,600	(1,690)	(90)
Exchange rate adjustments	1	(11,479)	(2,196)	(13,674)

Balance as of December 31, 2002	26,928	289,442	62,617	378,987

Net book value as of December 31, 2000	106,814	125,496	48,769	281,079

Net book value as of December 31, 2001	104,853	131,412	50,122	286,387

Net book value as of December 31, 2002	102,427	121,029	53,402	276,858

The Other caption includes building installations, furniture and fittings and miscellaneous.

As of December 31, 2002 fully depreciated items amount to KEURs 90,644 (KEURs 80,030 at December 31, 2001).

The additions to accumulated depreciation of hardware for 2002 include KEURs 1,092 due to the write down of certain software development projects related to the leisure travel industry.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

Leased assets included in the aforementioned numbers are as follows:

	December 31,
	2002	2001
	(Expressed in thousands of Euros – KEURs)
Land & buildings
Cost	126,396	126,396
Less accumulated depreciation	26,570	24,178

Net book value	99,826	102,218

Data processing hardware & software
Cost	10,992	21,196
Less accumulated depreciation	8,834	18,250

Net book value	2,158	2,946

Other
Cost	40,402	39,253
Less accumulated depreciation	25,672	23,541

Net book value	14,730	15,712

Total
Cost	177,790	186,845
Less accumulated depreciation	61,076	65,969

Net book value	116,714	120,876

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2002 and December 31, 2001, was KEURs 7,208 and KEURs 10,615, respectively. The acquisitions of tangible assets under finance leases were KEURs 3,932 and KEURs 475 for the years ended December 31, 2002 and 2001, respectively.

As of December 31, 2002 and 2001, assets under construction of KEURs 152 and KEURs 1,554 were included in land and buildings, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

6	Intangible assets

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under intangible assets are as follows:

	Years ended December 31, 2002 and 2001
Cost	Patents, trademarks & licenses	Software develop- ment projects	Purchased contracts	Goodwill	Other	Total
	(Expressed in thousands of Euros – KEURs)
Balance as of December 31, 2000	83,578	133,476	202,720	137,887	12,444	570,105

Additions	221	74,608	54,371	12,559	1,894	143,653
Additions due to acquisitions of subsidiaries	6,403	6,922	3,290	—	134	16,749
Retirements and disposals	(8,883)	(2,748)	(7,282)	—	(5)	(18,918)
Transfers	170	39	—	(602)	3	(390)
Exchange rate adjustments	4	1,312	2,618	7,623	(41)	11,516

Balance as of December 31, 2001	81,493	213,609	255,717	157,467	14,429	722,715

Additions	2,287	57,594	26,029	88,968	1,749	176,627
Additions due to acquisitions of subsidiaries	16	3,791	—	—	—	3,807
Retirements and disposals	(1)	(226)	(13,710)	(22)	(70)	(14,029)
Transfers	—	227	2,777	1,833	13	4,850
Exchange rate adjustments	(998)	(5,186)	(10,333)	(22,566)	(132)	(39,215)

Balance as of December 31, 2002	82,797	269,809	260,480	225,680	15,989	854,755

Accumulated amortization
Balance as of December 31, 2000	25,733	50,687	83,449	48,372	10,115	218,356

Additions	10,477	26,160	33,159	13,155	2,408	85,359
Retirements and disposals	(883)	(1,301)	(6,054)	—	(1)	(8,239)
Transfers	—	—	—	—	—	—
Exchange rate adjustments	10	378	1,231	2,368	(5)	3,982

Balance as of December 31, 2001	35,337	75,924	111,785	63,895	12,517	299,458

Additions	11,666	38,323	42,850	14,919	1,042	108,800
Retirements and disposals	(1)	—	(10,338)	(22)	(36)	(10,397)
Transfers	—	78	—	3,266	11	3,355
Exchange rate adjustments	(281)	(2,080)	(5,330)	(9,307)	(70)	(17,068)

Balance as of December 31, 2002	46,721	112,245	138,967	72,751	13,464	384,148

Net book value as of December 31, 2000	57,845	82,789	119,271	89,515	2,329	351,749
Net book value as of December 31, 2001	46,156	137,685	143,932	93,572	1,912	423,257
Net book value as of December 31, 2002	36,076	157,564	121,513	152,929	2,525	470,607

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The increase in software development projects during the years 2001 and 2002 is mainly due to capitalization of software for IT services as well as on-going investments in the traditional and e-commerce areas. The increase in purchased contracts is primarily due to signing bonuses paid to travel agencies and capitalization of costs related to IT services contracts. The increase in goodwill during the year 2002 is mainly due to the acquisition of the subsidiary Amadeus Scandinavia AB.

As of December 31, 2002 fully amortized items amount to KEURs 102,612 (KEURs 60,939 at December 31, 2001).

The additions to accumulated amortization of software for 2002 include KEURs 6,819 due to the write down of certain software development projects related to the leisure travel industry.

As of December 31, 2002 assets under construction of KEURs 878 were included in licenses. There were no such assets as of December 31, 2001.

7	Investments in associates and other long-term investments

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under investments in associates and long-term investments are as follows:

	Investments in associates	Other long-term investments	Total
	(Expressed in thousands of Euros – KEURs)
Balance at December 31, 2000	165,680	16,201	181,881
Additions	14,519	33,089	47,608
Decreases	(72)	(24,197)	(24,269)
Share of associates’ results	(24,878)	—	(24,878)
Dividends received	(6,678)	—	(6,678)
Transfers	(22)	(4,407)	(4,429)
Re-measurement to fair value of investments	—	17,405	17,405
Exchange rate adjustments	(468)	501	33

Balance at December 31, 2001	148,081	38,592	186,673

Additions	15,040	17,312	32,352
Additions due to acquisitions	—	3,374	3,374
Decreases	—	(10,515)	(10,515)
Share of associates’ results	(45,590)	—	(45,590)
Dividends received	(10,820)	—	(10,820)
Transfers	26,376	(5,128)	21,248
Re-measurement to fair value of investments	—	(3,400)	(3,400)
Exchange rate adjustments	(8,934)	(1,957)	(10,891)

Balance at December 31, 2002	124,153	38,278	162,431

The “Share of associates’ results” caption in the table above includes the impact of discontinued operations (see Note 9) and excludes the impact of taxes payable at the respective shareholder level. The transfer caption for investments in associates in 2002 in the table above includes a reclassification for provision of loans related to discontinued operations and the impact of acquiring controlling interests in associates.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

8	New investments in subsidiaries and associates

(a)	During the year ended December 31, 2002 the Group made the following investments in subsidiaries and associates:

(i)	Acquisitions:

•	Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)

•	50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)

•	25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)

•	95% interest in the group Smart AB (renamed Amadeus Scandinavia AB, total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this group, SMART Sverige AB (the Swedish NMC, now renamed Amadeus Sweden AB), has a minority participation by the Swedish Government Railway Company of 21.75%

•	56% interest in ICSA-T N.V. group (10% via the SMART AB acquisition, total interest 100%)

•	50% interest in Vivacances S.A.

(ii)	Newly created companies:

•	100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL

•	40% interest in the NMC Amadeus Argelie S.A.R.L.

•	40% interest in Amadeus Sudani, Co. Ltd.

(iii)	Capital increases:

•	Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.

•	Amadeus GTD Australia Pty. Ltd.

•	Amadeus Rezervasyon Dagitim Sistemleri A.S.

•	Eviaggi.com S.P.A.

•	Amadeus Data Processing GmbH

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The main balance sheet impacts of these transactions expressed in thousands of euros are summarized below:

Net cash paid	89,149
Conversion of debt to equity	15,639
Deferred purchase consideration (see Note 12)	27,473
Cash acquired	27,371
Tax credits arising from investment	(34,270)
Equity in net assets acquired	(34,714)

Goodwill and excess purchase price	90,648

(b)	During the year ended December 31, 2001 the Group made the following investments in subsidiaries and associates:

(i)	Acquisitions:

•	25% interest in Travellink, AB

•	40% interest in the creation of Amadeus Qatar W.L.L.

•	100% interest in e-Travel, Inc.

•	Acquisition of the remaining 50% of Eviaggi.com S.p.a.

(ii)	Newly created companies:

•	100% interest in Amadeus Marketing Ireland, Ltd.

•	100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia)

•	100% interest in Amadeus Marketing Nigeria

•	100% interest in Amadeus Central and West Africa, S.A.

(iii)	Capital increases:

•	Amadeus Reservasyon Dagitim Sistemlery A.S. (Turkey)

•	Amadeus Hellas, S.A.

The main balance sheet impacts of these transactions expressed in thousands of euros are summarized below:

Net cash paid	40,163
Cash acquired	1,001
Equity in net assets acquired	(27,554)

Goodwill and excess purchase price	13,610

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

9	Discontinued operations

On December 9, 2002, the discontinuance of operations of Atinera Llc, an associate company for software development based in the U.S.A., was announced under a formal plan previously approved by its Board of Directors on December 6, 2002. The plan is expected to be completed during 2003.

A detail of the financial statement impact of this discontinued operation as of and for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
	(Expressed in thousands of Euros – KEURs)
Assets	—	4,134
Investments in associates	—	4,556

Loans receivable - affiliates	—	8,690

Statement of Income
Equity in income (losses) from discontinuing operations of associates before income tax	(22,812)	(7,089)
Income tax	7,344	2,677

Net income (loss)	(15,468)	(4,412)

Statement of Cash Flows
Cash flows from investing activities
Loans to affiliates	(10,097)	(4,556)

The net income impact disclosed above includes all expected closure costs. No significant gains or losses on disposal are expected in the future.

10	Current and long-term debt

The breakdown of amounts owed to financial institutions, by maturity, as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(Expressed in thousands of Euros – KEURs)
Syndicated loans – short-term	40,000	170,000
Other credit facilities	27,615	50,723

Total short-term debt	67,615	220,723

Syndicated loans – long-term	140,000	35,000
Other	801	1,906

Total long-term debt	140,801	36,906

Total debt	208,416	257,629

The Group has two syndicated loans as of December 31, 2002 which are under KEURs 341,829 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

December 31, 2002 and 2001, the total unused amounts available under these facilities are of KEURs 461,829 and KEURs 270,000, respectively. The interest rates for the drawdowns on these loans ranged from 3.35% - 4.11% for the year ended December 31, 2002 and from 3.64% - 5.44% in 2001. These loans have commitment fees that range from 0.10% to 0.25% on the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

The repayment and the maturity schedule for these two facilities as of December 31, 2002 and 2001 is as follows:

	2002		2001
Date of Maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
	(Expressed in thousands of Euros – KEURs)
April 24, 2002	—	—	50,000	50,000
December 31, 2002	—	—	125,000	120,000
April 24, 2003	41,829	40,000	100,000	35,000
April 24, 2004	100,000	100,000	100,000	—
April 24, 2005	100,000	40,000	100,000	—
April 24, 2006	100,000	—	—	—
December 20, 2006	150,000	—	—	—
December 20, 2007	150,000	—	—	—

	641,829	180,000	475,000	205,000

Short-term credit facilities have accrued interest of between 3.36% and 5.60% during 2002 and between 3.60% and 5.25% in 2001.

In addition to the syndicated loans mentioned above, various financial institutions have made available short-term lines of credit and credit facilities, which require no commitment fees. As of December 31, 2002 and 2001, the unused portion of these short-term credit facilities is KEURs 136,195 and KEURs 163,878, respectively.

11	Commitments

(a)	Leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease refers to the CRS data processing center in Erding. The original cost (1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 5). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4,98% and 4,93% during 2002 and 2001, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The future minimum lease payments for finance leases as of December 31, 2002 and 2001 are as follows:

Year(s) due	2002		2001
	Gross	Net present value	Gross	Net present value
	(Expressed in thousands of Euros – KEURs)

0 – 1	13,516	12,361	15,772	14,455
1 – 2	13,767	12,339	13,163	11,596
2 – 3	12,683	11,213	12,804	11,183
3 – 4	11,740	10,181	12,223	10,518
4 – 5	10,045	8,337	11,576	9,761
5 – 10	40,173	28,829	42,995	31,467
10 – 15	35,865	19,266	35,865	19,267
15 – 20	35,442	15,519	42,616	18,082

Total minimum lease payments	173,231	118,045	187,014	126,329

Less amount representing interest	55,186	—	60,685	—

Obligations under finance leases	118,045	118,045	126,329	126,329

Current portion	8,085		10,019
Long-term portion	109,960		116,310

	118,045		126,329

For the years ended December 31, 2002 and 2001 the rental expense for operating leases is KEURs 27,641 and KEURs 22,107, respectively.

The future minimum lease payments for operating leases as of December 31, 2002 and 2001 is as follows:

Year(s) due	2002	2001
	(Expressed in thousands of Euros – KEURs)

0 – 1	26,398	20,996
1 – 2	21,374	18,784
2 – 3	17,869	15,573
3 – 4	11,911	13,014
4 – 5	8,661	10,782
5 – 10	26,344	30,112
10 – 15	11,985	16,238

Total payments	124,542	125,499

(b)	Other commitments

As of December 31, 2002 and 2001, the Group had short-term commitments to acquire tangible assets for KEURs 2,190 and KEURs 6,696, respectively. Additionally, the Group has entered into various software license agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

amount committed under these agreements, at December 31, 2002, is KEURs 4,550 and KEURs 37,389 for the short and the long-term, respectively (at December 31, 2001, KEURs 4,710 and KEURs 42,658 for the short and the long-term, respectively).

12	Other long-term liabilities

The breakdown of this caption as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(Expressed in thousands of Euros – KEURs)
Debt related to equity instruments similar to treasury shares (see Note 13)	28,380	18,780
Deferred purchase consideration	24,153	—
Pension and other post-retirement obligations	8,396	5,317
Others	10,612	19,780

Total	71,541	43,877

(a)	Deferred purchase consideration

This liability (payable over a period of 10 years) is derived from certain corporate acquisitions during 2002 (see Note 8). The amount of this liability is contingent on the evolution of the respective businesses acquired.

(b)	Pension and Post-retirement

The Group operates funded and unfunded defined benefit pension plans, as well as a post-retirement healthcare and life benefits plan.

For these plans, the amounts recognized in the balance sheet as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(Expressed in thousands of Euros – KEURs)
Present value of funded obligations	17,326	17,813
Fair value of plan assets	9,822	12,739

	7,504	5,074
Present value of unfunded obligations	6,277	3,148
Unrecognized actuarial gains/(losses)	(5,385)	(2,905)

Liability in balance sheet	8,396	5,317

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The amounts recognized in the statement of income for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)

Current service cost	1,214	1,161	1,327
Interest cost	1,354	1,316	1,275
Expected return on plan assets	(1,006)	(1,038)	(1,044)
Net actuarial (gains)/losses recognized in period	104	23	(141)
Past service cost	41	42	41

Total included in personnel costs	1,707	1,504	1,458

The actual return on plan assets are losses of KEURs 499, KEURs 521 and KEURs 335 for the years ended December 31, 2002, 2001 and 2000, respectively.

Balances and movements for the years ended December 31, 2002, 2001 and 2000 of the items included under the pension and other post-retirement obligation liability are as follows:

	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)

Balance at the beginning of the period	5,317	7,622	6,070

Annual expense	1,707	1,504	1,458
Contributions paid	(495)	(5,663)	(426)
Additional minimum liability charged to equity	2,602	—	—
Reclassification from other liabilities	—	1,471	391
Exchange differences	(735)	383	129

Balance at the end of the period	8,396	5,317	7,622

In 2001, the “Contributions paid” caption included KEURs 5,297 relating to insurance contracts subscribed for the Spanish and French pension plans, as well as additional contributions to the pension fund in the U.S., in order to comply with statutory funding requirements.

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of December 31, 2002 and 2001 is as follows:

	2002	2001
Discount rate	6.75%	7.25%
Projected annual salary increase	4.5%	5.0%
Expected rate of return on plan assets	8.5%	8.5%
Medical cost trend rate	11.5%	12.0%
Future pension increases	3.5%	3.5%
Projected increase in scale of Social Security contributions	5.0%	5.0%
Mortality table	GRM/F-95 minus 2 years/GRM/F -83	GRM/F-95 minus 2 years/GRM/F -83

For the years ended December 31, 2002 and 2001 the expense for defined contribution plans is KEURs 13,135 and KEURs 12,611, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

13	Shareholders’ equity

Balances and movements of class “A” and class “B” shares for the years 2002 and 2001 are as follows:

	Class “A” shares (Par value 0.01 Euros)			Class “B” shares (Par value 0.10 Euros)
	Issued shares	Treasury shares	Outstanding shares
As of December 31, 2000	590,000,000	6,213,002	583,786,998	275,367,810

Disposals	—	(506,589)	506,589	(55,384,710	)(1)

As of December 31, 2001	590,000,000	5,706,413	584,293,587	219,983,100

Additions	—	11,366,203	(11,366,203)	—
Disposals	—	(1,360,886)	1,360,886	—

As of December 31, 2002	590,000,000	15,711,730	574,288,270	219,983,100

(1)	Redemption of 55,384,710 class “B” shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The Treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 16 and warrants issued as described in Note 18. Disposals are mainly due to shares and options granted to employees in connection with the Stock Incentive Plan adopted in 1999 and portfolio adjustments made in order to match with the current obligations of the Group.

Each class “A” share carries the right of one vote, whilst each class “B” share carries the right of 10 votes. Economical rights are greater for class “A” shares in respect of any future distribution of dividends. The right to receive a dividend for class “B” shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class “B” shares. In the event of liquidation of the assets of the Group, class “A” shares have greater economic rights than class “B” shares, as the Group would pay out the par value of class “A” shares and in case of any outstanding amounts they would be distributed among class “B” shares for their par value; further remaining amounts would be distributed among class “A” shares.

As of December 31, 2002 and 2001 the Company’s shares were held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other (1)	236,500,000	—	40.08%	8.47%

Total	590,000,000	219,983,100	100%	100%

(1)	Includes the Treasury shares and the public shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The General Shareholders’ Assembly of June 12, 2002 declared a dividend per class “A” and per class “B” share, in accordance with the Group’s by-laws and once the economical rights of the Treasury shares were proportionally distributed to the remaining shares. The final dividend of KEURs 37,999 was paid in July 2002.

Included in retained earnings are reserves of KEURs 109,704 and KEURs 42,811 as of December 31, 2002 and 2001, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies.

The components of the Treasury shares and other similar equity instruments caption as of December 31, 2002 and 2001 were as follows:

	Number of shares		KEURs
	2002	2001	2002	2001
Treasury shares	15,711,730	5,706,413	99,670	32,812
Equity swaps	4,500,000	3,000,000	28,380	18,780

	20,211,730	8,706,413	128,050	51,592

14	Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm’s length basis.

(a)	Accounts receivables - affiliates

The receivables are primarily for revenues earned from world-wide bookings made through the Amadeus CRS for flights on the shareholders’ airlines. Total revenues earned by the Group from affiliates for the years ended December 31, 2002 and 2001 are KEURs 509,694 and KEURs 503,770, respectively.

(b)	Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 814 and KEURs 841 for the years ended December 31, 2002 and 2001, respectively. Interest rates for these loans denominated in United States Dollars (USD), EURs and Swedish Krones (SEK) ranged from 2.51% to 5.16% for the year ended December 31, 2002. Interest rates for these loans denominated in USD and EURs ranged from 3.89% to 6.75% for the year ended December 31, 2001.

(c)	Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Amadeus Group with its affiliates are KEURs 333,093 and KEURs 345,049 for the years ended December 31, 2002 and 2001, respectively.

(d)	Board of Directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 443 in 2002 (KEURs 429 in 2001). No loans, advances or stock options have been granted to the members of the Board of Directors.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

15	Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group’s operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group’s CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Europe	1,160,111	1,071,039	952,837
United States	203,258	248,486	238,967
Rest of the world	492,951	465,599	371,787

Total	1,856,320	1,785,124	1,563,591

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of December 31, 2002 is as follows:

	Europe	U.S.	Rest of the world	Assets used for general enterprise purposes	Total
	(Expressed in thousands of Euros – KEURs)
Tangible assets	243,576	22,316	10,966	—	276,858
Intangible assets	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	—	124,153

Total	489,366	166,450	44,556	171,246	871,618

The split of assets as of December 31, 2001 is as follows:

	Europe	U.S.	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	240,634	33,000	12,753	—	286,387
Intangible assets	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	—	148,081

Total	423,653	232,393	51,791	149,888	857,725

Because of the interrelationships among the Group’s geographical activities, it is not meaningful to segment global results for the purposes of IAS 14.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

16	Stock incentive plans

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

•	The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual installments.

•	The Group granted to senior management a one-time grant of shares which would vest at the end of a three to four year period.

•	The Group also granted to executive employees (including non-senior members from the management team), in each of the years 1999 to 2002, options to purchase shares of the Group’s Common Stock at the market price on the date of the grant. The aforementioned options vest in equal installments over a four-year period measured from the date of the grant and have a 10-year term from the grant date. The exercise price for these stock options ranges from €3.88 to €8.89 per share.

As of December 31, 2002 the number of shares required in order to meet the obligations under these plans is of 160,984 and 8,945,901 for the stock grant and option plans, respectively (535,653 and 6,102,706 as of December 31, 2001, respectively). Total expense recognized relating to stock grants, including social costs, for the years ended December 31, 2002, 2001 and 2000 is of KEURs 1,924, KEURs 2,341 and KEURs 2,450, respectively. During the year ended December 31, 2002 the Group delivered 367,006 and 128,797 shares to participants in the stock grant and option plans, respectively (441,542 and 65,047 during the year ended December 31, 2001, respectively).

•	During 2002, the Group has implemented an Employee Stock Purchase Program. The general conditions of the program allows employees to purchase Company shares every three months up to an established percentage amount of the employee’s annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2002 has been KEURs 139.

In November 2002, the International Accounting Standards Board (IASB) issued an exposure draft for share-based payment transactions (ED-2). This exposure draft provides a fair value approach to accounting for employee stock option programs. This pronouncement and its respective transition procedure is not final and is not expected to apply until 2004. However, for information purposes, a pro-forma impact to the income statement and earnings per share has been calculated as if the employee stock options had been accounted for under the fair value method since their grant date.

The fair value of stock options has been estimated at the grant date of each plan using the Black & Scholes option pricing model with the following assumptions for plans from 1999 to 2002: risk-free interest rate of 5.47% to 5.22%; a dividend yield of 1.7%; a volatility factor of our class “A” shares of 41% to 53.05%; and an expected life of the options granted of 10 years. However, the Black & Scholes option valuation model was designed for use in traded options that are fully transferable, do not have vesting conditions and require input of subjective assumptions. Taking into account that employee stock options have features that are different from traded options and assumptions used in the valuation model may change, the estimated fair value obtained from the option pricing model does not necessarily provide a reliable single measure of the fair value of the employee stock options.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

	2002	2001
	(Expressed in thousands of Euros – KEURs, except per share data)
Net income
As reported - net income	147,087	132,723
Pro forma - expense	4,991	4,465

Pro forma - net income	142,096	128,258

Basic earnings per share class “A” shares
As reported	0.26	0.23

Pro forma	0.25	0.22

Diluted earnings per class “A” shares
As reported	0.25	0.23

Pro forma	0.25	0.22

17	Additional income statement data and related disclosures

The Group’s personnel expense and number of employees were as follows:

	Year ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs, except number of employees)
Gross personnel costs	317,415	298,146	217,549
Less amount capitalized	29,638	38,014	12,228

Net charge to income	287,777	260,132	205,321

Average number of employees	4,088	3,922	3,177

The Group’s net interest expense was as follows:

	Year ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Interest expense	22,486	27,460	22,088
Less interest income	3,116	3,127	6,000

Net interest expense	19,370	24,333	16,088

18	Financial instruments

(a)	Objectives and significant terms and conditions

The Group uses the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market prices:

(i)	Currency derivatives

The Group has risks associated to fluctuations in currency exchange rates and utilizes currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward and option contracts for the management of these exchange rate exposures.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

As of December 31, 2002, the details of open foreign currency options and open forward contracts are as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount	Fair value
(Expressed in thousands of Euros – KEURs)
Cash flow hedge	Forward	USD Others	Jan-03-Jan-05 Jan-03-Jan-05	141,413 50,824	17,025 228
Hedges of the net investment in a foreign entity	Forward	USD Others	Jan-03-Dec-03 Jan-03-Jul-03	118,673 12,609	7,595 300
Others(1)	Forward Option	USD Others USD	Jan-03-Oct-03 Jan-03-Dec 03 Aug-03	91,270 15,956 28,607	2,091 673 1

Total				459,352	27,913

(1)	Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount	Fair value
(Expressed in thousands of Euros – KEURs)
Cash flow hedge	Forward	USD Others	Dec-04 Jan-03-Jan-05	6,866 95,252	935 2,485
Hedges of the net investment in a foreign entity	Forward	USD Others	Mar-03-Sep-04 Jan-03-Nov-03	28,60 7 312	3,673 35
Others(1)	Forward	USD Others	Jan-03 Jan-03-Apr 03	10,980 16,822	67 382

Total				158,839	7,577

(1)	Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

During the year 2001, the Group terminated certain derivative instruments designated previously as cash flow hedges for which underlying transactions occurred in 2002 or are expected to occur in 2003. The cumulative loss on these hedging instruments at the time of cancellation was KEURs 936 and was included in equity as of December 31, 2001. Of this amount, KEURs 387 has been reclassified to the statement of income in 2002, while a total amount of KEURs 549 will remain in equity until the forecasted transaction occurs.

Additionally, of the total outstanding derivative instruments in equity as of December 31, 2001, a net loss of KEURs 1,505 has been reclassified to the statement of income during the year 2002. IAS 39 “Financial Instruments Recognition and Measurement” was implemented by the Group as of January 1, 2001 and the impact of implementing IAS 39 on opening retained earnings as of January 1, 2001 was not significant, therefore no amount was reclassified from equity as of December 31, 2000 to the statement of income during the year 2001.

As of December 31, 2001 the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount	Fair value
				(Expressed in thousands of Euros – KEURs)
Cash flow hedge	Forward	Others	Jan-02-Dec-02	48,029	837
Others(1)	Forward	USD	Jan-02	25,871	34

Total				73,900	871

(1)	Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount	Fair value
				(Expressed in thousands of Euros – KEURs)
Cash flow hedge	Forward	USD	Jan-02–Dec-04	235,504	8,338
Hedges of the net investment in a foreign entity	Forward	USD	Mar-02-Mar-03	159,310	5,142
Others(1)	Forward	USD Others	Jan-02-Dec-02 Dec-02	128,447 2,315	542 16

Total				525,576	14,038

(1)	Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

(ii)	Interest rate derivatives

To limit the Group’s exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 14,494 and KEURs 16,409 as of December 31, 2002 and 2001, respectively. The estimated fair value of this contract, based on the net present value of the future cash flows, was an unrealized loss of KEURs 696 and KEURs 1,012 as of December 31, 2002 and 2001 respectively. Of the total fair value of interest rate derivatives included in equity as of December 31, 2001, a net loss of KEURs 201 has been reclassified to the statement of income during the year 2002.

The Group has entered into two interest rate swap agreements starting October 18, 2002 ending October 20, 2003 and starting November 29, 2002 ending November 29, 2005 with bullet principals of KEURs 50,000 and KEURs 100,000 respectively. These agreements entitle the Group to receive interest at floating rates and pay at a fixed rate of 3.23% and 3.423% respectively. The agreements entered into are to limit the Group’s exposure to increases in interest rates of its credits and loans. The fair value of these agreements as of December 31, 2002 is an unrealized loss of KEURs 1,816.

(iii)	Equity related instruments

•	Warrants issued

As a result of certain commercial agreements in the IT services area and other areas, the Group issued, during the year 2000, warrants to purchase 10,668,000 of its class “A” shares at exercise prices ranging from EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of class “A” shares issued as of the date of the contract. Therefore, any increase in the number of issued class “A” shares could require a corresponding increase in the number of warrants. Of these warrants, 1,818,000 vested in 2001 and 8,850,000 had vested 50% as of December 31, 2001 with an additional 25% vesting in each of 2002 and 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The warrants mentioned above are classified as follows at December 31, 2002 and 2001:

	Number of warrants as of December 31,
Cash settlement option	2002	2001
Yes	5,900,000	8,850,000
No	4,768,000	1,818,000

	10,668,000	10,668,000

As a result of the removal of the cash settlement option on 2,950,000 warrants of Amadeus class “A” shares on June 5, 2002, these warrants were re-denominated as equity instruments. Due to this re-denomination, KEURs 1,505 were credited to equity under the

AMADEUS GLOBAL TRAVEL DISTRIBUTION S.A.

Notes to the consolidated financial statements (continued)

“Additional paid-in capital” caption with a corresponding reduction in the “Other long-term liability” caption. This amount relates to the fair value of the warrants as of the date of the removal of the cash settlement option and no subsequent re-measurement to market value is performed.

The initial fair value of the 1,818,000 warrants, which vested in 2001, that are considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the additional paid-in capital caption.

The fair value of the warrants with cash settlement, that are considered to be financial liabilities, as of December 31, 2002 and 2001, is KEURs 295 and KEURs 6,313, respectively. The unrealized gains recognized as other income, in respect of these warrants, during the years ended December 31, 2002 and 2001 are of KEURs 4,514 and KEURs 23,305, respectively.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class “A” shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company’s share price.

•	Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, the Group entered, during the year 2000, into equity swap agreements which allowed Amadeus to buy 12,812,858 of its class “A” shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreements were at interest rates of 3.53% to 4.14% and of 3.83% to 5.73% during 2002 and 2001, respectively.

The equity swap agreements mentioned above are classified as follows at December 31, 2002 and 2001:

	Number of shares
	December 31, 2001	Transfers	December 31, 2002
Interim cash settlement	9,812,858	(8,000,396)	1,812,462
No interim cash settlement	3,000,000	1,500,000	4,500,000
Converted into Treasury shares	—	6,500,396	6,500,396

	12,812,858	—	12,812,858

In April and June 2002, the periodical interim cash settlement features relating to certain equity swaps were removed, corresponding to 5,800,000 and 1,500,000 of class “A” shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of class “A” shares in the fourth quarter of 2001. As a result, these equity swaps have been treated as equity instruments and are recorded at the fair value of the related class “A” shares as of the date of the removal of such features, under the “Treasury shares and other similar equity instruments” caption. A corresponding increase in the “Other long-term liabilities” caption has also been recorded.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

For the swaps treated as equity instruments, no subsequent re-measurement to fair value is performed. The interest expense accrued on all equity swaps continues to be recorded as interest expense in the statement of income.

As of October 2002, the contract related to 5,800,000 class “A” shares, which were already considered as equity instruments, and the contract related to 700,396 class “A” shares from an equity swap with interim cash settlement were exercised and converted into Treasury shares.

The fair value of the equity swap agreements which are not treated as equity instruments (based on quoted market prices and using the intrinsic valuation method), for the years ended December 31, 2002 and 2001, resulted in an unrealized gain of KEURs 3,898 and an unrealized loss of KEURs 18,854, respectively, included in the statement of income under the “Other income (expense)” caption.

•	Warrants and options received

As a component of certain commercial agreements, the group had received warrants for shares of other companies which have expired at December 31, 2002. The estimated fair value of these warrants, based on quoted market prices, on December 31, 2001, was KEURs 57. An after tax loss of KEURs 34 has been recognized as of December 31, 2002. An unrealized loss of KEURs 984 was recognized as of December 31, 2001.

•	Investments in securities

Additionally, as of December 31, 2002, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2002, the Group recorded in the statement of changes in shareholders’ equity an unrealized loss of KEURs 48, resulting from changes in fair values of these assets for which fair value is reliably determinable. The fair values of these securities as of December 31, 2002 was of KEURs 7,614 and is recorded in “Other long-term investments”.

(b)	Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

(c)	Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2002 and December 31, 2001 was of approximately KEURs 120,575 and KEURs 116,226, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

(d)	SITA INC NV depository certificates

As of December 31, 2002 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stichting “the SITA Information Networking Computing Foundation” (“the Foundation”), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included in “Long-term investments” caption.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders’ agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

19	Taxation

The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case.

Income tax expense was as follows:

	Year ended December 31,
	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Current	100,102	65,689	64,936
Deferred	15,718	34,397	6,765

Total	115,820	100,086	71,701

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2002	2001
	(%)
Statutory income tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.4	1.0
Permanent differences due to goodwill amortization	1.9	1.3
Other permanent differences	1.1	0.6
Provision against recoverability of certain deferred tax assets	—	1.5
Losses with no tax benefit recognition	0.4	0.6
Other	(0.3)	(1.0)

Effective income tax rate	38.5	39.0

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders’ equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved during the year 2002 and effective beginning January 1, 2003, this deferred tax asset has been increased during the year 2002 which has resulted in a corresponding credit to retained earnings of KEURs 3,466.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The Group’s deferred tax balances as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(Expressed in thousands of Euros – KEURs)
Assets
Amadeus Operations KG – acquisition	96,848	102,720
Unused tax losses	37,375	30,975
Unused investment tax credits	19,727	—
Finance leases	2,549	2,465
Net cancellation reserve	12,548	8,990
Depreciation and amortization	17,798	18,803
Bad debt provision	9,074	7,439
Hedge accounting	729	6,873
Other	4,157	4,956

	200,805	183,221

Liabilities
Unrealized gains - foreign currency and financial instruments	22,581	16,802
Provision for decline in value of investments	49,425	25,856
Depreciation and amortization	27,626	20,177
Capitalization of IT related costs	7,474	7,146
Other	3,156	4,174

	110,262	74,155

Acquisitions of new subsidiaries generated KEURs 1,419 and KEURs 2,156 of acquired deferred tax assets in 2002 and 2001, respectively, as well as KEURs 34,270 of investment tax credits during 2002, of which KEURs 19,727 remained as of December 31, 2002 to be applied in future years. Deferred taxes charged to equity during the year 2002 were of KEURs 13,405 and credited to equity during the year 2001 were of KEURs 12,023, mainly relating to cash flow and net equity investment hedges.

The following table shows the expiration date of unused tax losses for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability as of December 31, 2002 and 2001:

Year(s) of expiration	2002	2001
0-1	49	429
1-2	1,786	455
2-3	2,354	2,538
3-4	4,524	159
4-5	1,802	2,691
Unlimited	8,869	621

Total	19,384	6,893

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

20	Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2002, 2001 and 2000 is as follows:

	Class “A” shares as of December 31, 2002	Class “A” shares as of December 31, 2001	Class “A” shares as of December 31, 2000	Weighted average number of class “A” shares as of December 31, 2002	Weighted average number of class “A” shares as of December 31, 2001	Weighted average number of class “A” shares as of December 31, 2000
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000

Treasury shares and other similar equity instruments	(20,211,730)	(8,706,413)	(6,213,002)	(14,327,962)	(6,759,802)	(6,528,691)

Total shares outstanding	569,788,270	581,293,587	583,786,998	575,672,038	583,240,198	583,471,309

Dilutive effect of warrants, stock options and stock grants	1,780,707	1,623,214	2,106,909	1,133,020	1,355,069	2,466,351

Total number of diluted shares	571,568,977	582,916,801	585,893,907	576,805,058	584,595,267	585,937,660

	Class “B” shares as of December 31, 2002	Class “B” shares as of December 31, 2001	Class “B” shares as of December 31, 2000	Weighted average number of class “B” shares as of December 31, 2002	Weighted average number of class “B” shares as of December 31, 2001	Weighted average number of class “B” shares as of December 31, 2000
Total shares issued	219,983,100	219,983,100	275,367,810	219,983,100	219,983,100	275,367,810

Partial retirement of class “B” shares relating to Initial Public Offering, Secondary Offering and Private placement			(55,384,710)			(33,117,928)
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100	242,249,882

Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100	242,249,882

For the purposes of allocating earnings between the class “A” and class “B” shares, the assumption is made that the maximum economic rights attributable to the class “B” shares would be via the dividend calculation described in Note 13. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the class “B” shares first and the remainder to the class “A” shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

The calculation of basic earnings per share (rounded to two significant digits) for the years 2002, 2001 and 2000 ended December 31, is as follows:

	2002	2001	2000
Net income, in KEURs	147,087	132,723	124,793
Weighted average number of class “A” shares outstanding	575,672,038	583,240,198	583,471,309
Weighted average number of class “B” shares outstanding	219,983,100	219,983,100	242,249,882

Basic earnings per class “A” share, in EURs	0.26	0.23	0.21
Basic earnings per class “B” share, in EURs	—	—	—

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Net income, in KEURs	147,087	132,723	124,793
Weighted average number of diluted class “A” shares outstanding	576,805,058	584,595,267	585,937,660
Weighted average number of diluted class “B” shares outstanding	219,983,100	219,983,100	242,249,882

Diluted earnings per class “A” share, in EURs	0.25	0.23	0.21
Diluted earnings per class “B” share, in EURs	—	—	—

21	Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(Expressed in thousands of Euros – KEURs)
Cash on hand and balances with banks	17,239	17,689	34,486
Short-term investments	1,063	922	4,435

	18,302	18,611	38,921

22	Auditing services

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 1,218 and KEURs 1,148 for the years ended December 31, 2002 and 2001, respectively.

Additionally, fees for services similar to audits (such as due diligence, purchase audits, etc.) and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 793 and KEURs 1,039 for the year ended December 31, 2002 and KEURs 1,695 and KEURs 479 for the year ended December 31, 2001, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

23	Subsequent events

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the National Marketing Company in the German market, from 34 to 100%. The contract has been signed on February 26, 2003 and the purchase consideration, net of cash acquired, amounts to approximately €73 million.

During April 2003, the Group has invested 49 million euros, through a loan convertible into equity following regulatory approval, in Opodo, a pan-European online portal with Internet travel sites in Germany, UK and France. Following the conversion of this loan into equity, Amadeus expects to own 16.667% of this company. This investment will be treated for accounting purposes as an available-for-sale financial asset and the results of Opodo will not be consolidated in Amadeus’ earnings, as Amadeus is not expected to have significant influence over Opodo’s operations.

During the third quarter of 2003, Amadeus has recognized an exceptional amortization of goodwill related to investments in the United States amounting to KEURs 10,101 due to deteriorating market conditions.

In the last quarter of 2003, the Company has announced the acquisition of Airline Automation Inc. for a purchase consideration of approximately USD 13 million including the terms of the earn out and German Travel Services GmbH for a purchase consideration of €5 million. Airline Automation Inc. is a U.S. company that provides revenue integrity services for the airline industry based on detecting and neutralizing unproductive bookings made with the airlines. Amadeus has acquired a 100% shareholding in Airline Automation Inc., becoming a fully owned subsidiary of Amadeus. German Travel Services GmbH is a German company that holds a 51% stake in the companies Amadeus India Pvt. Ltd. and Electronic Software Solutions.

24	Differences between International Financial Reporting Standards and United States of America Generally Accepted Accounting Principles

The consolidated financial statements of the Amadeus Group are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). The most significant differences are as follows:

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

		Net income		Shareholders’ equity
		For the years ended December 31,		As of December 31,
	Item #	2002	2001	2002	2001
Amounts per accompanying consolidated financial statements		147,087	132,723	622,340	591,836
Increase (decrease) due to:
Goodwill
Amortization of goodwill	1	15,705	696	15,303	709
Negative goodwill	2	(786)	—	(786)	—
Reversal of goodwill and deferred tax asset from contingent consideration	2	—	—	(26,519)	—
Reversal of liability from contingent consideration	3	—	—	26,519	—
Reversal of interest expense from contingent consideration	3	512	—	512	—
Capitalization of software developed for internal use	4	(2,638)	(6,449)	(12,687)	(10,049)
U.S. GAAP adjustments of equity investees	5	14,240	—	14,179	—
Tax effect of the above adjustments	6	806	2,278	4,404	3,598

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		174,926	129,248	643,265	586,094
Cumulative effect of a change in accounting principle:
Negative goodwill, as of January 1, 2002	2	3,862	—	3,862	—

Amounts under U.S. GAAP		178,788	129,248	647,127	586,094

Basic earnings per share	2002	2001
Basic income per share, under U.S. GAAP, before cumulative effect of a change in accounting principle	0.304	0.222
Cumulative effect of a change in accounting principle, per share	0.006	—
Basic net income per share in accordance with U.S. GAAP	0.310	0.222

Diluted earnings per share	2002	2001
Diluted income per share, under U.S. GAAP, before cumulative effect of a change in accounting principle	0.303	0.221
Cumulative effect of a change in accounting principle, per share	0.007	—
Diluted net income per share in accordance with U.S. GAAP	0.310	0.221

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

Shares	2002	2001
	(in thousands)
Weighted average number of basic shares	575,672	583,240
Weighted average number of diluted shares	576,805	584,595

Statement of changes in shareholders’ equity	2002	2001
U.S. GAAP shareholders’ equity at January 1	586,094	474,207
Net income for the year, under U.S. GAAP	178,788	129,248
(Acquisitions)/disposals of Treasury Shares, net	(66,447)	3,026
Redemption of class “B” shares	—	(555)
Equity swap transactions	(9,600)	(18,780)
Warrants issued	1,505	—
Dividend	(37,999)	—
Tax Benefit from acquisition of Amadeus Operations KG	3,466	—
Other	679	—
Accumulated other comprehensive income (loss):
Translation adjustments under IFRS (including net investment hedge)	(17,217)	(862)
Additional translation adjustment under U.S. GAAP	(1,172)	13
Unrealized holding gain (loss) on available for sale securities	(2,129)	1,065
Minimum pension liability, net of tax of €988 thousand	(1,614)	—
Other derivatives and hedging activities, net of tax	12,773	(1,268)

U.S. GAAP shareholders’ equity at December 31	647,127	586,094

The differences included in the Reconciliation Table above are explained in the following items:

24.1	Amortization of subsidiary goodwill

Under IFRS, goodwill should be amortized on a systematic basis over its useful life. The amortization period should reflect the best estimate of the period during which future economic benefits are expected to flow to the enterprise. The company is amortizing goodwill applying the straight-line method over 4-10 years.

Under U.S. GAAP, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 shall not be amortized, and any existing goodwill at January 1, 2002 is no longer amortizable for U.S. GAAP purposes beginning on such date according to SFAS No. 142, Goodwill and other Intangible Assets (SFAS 142).

Accordingly, net income for the years ended December 31, 2002 and 2001 should be increased by KEURs 15,705 and KEURs 696, respectively.

24.2	Negative goodwill

Under IFRS, if negative goodwill arising in a business combination is related to expectations of identifiable future losses and expenses that can be measured reliably at the date of acquisition, that portion

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

of negative goodwill should be recognized as income in the income statement when the future losses and expenses are recognized. Otherwise, the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets should be recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; and the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets should be recognized as income immediately.

Under US GAAP and for acquisitions initiated after June 30, 2001, negative goodwill is initially allocated on a pro-rata basis against the carrying amounts of certain acquired non-financial assets, with any excess recognized as an extraordinary gain. Additionally, in accordance with SFAS No. 141, Business Combinations (“SFAS 141”), any unamortized deferred credit at January 1, 2002 related to an excess over cost shall be written off and recognized as the effect of a change in accounting principle.

Therefore, negative goodwill outstanding on January 1, 2002 has been written off to income as the cumulative effect of a change in accounting principle, and negative goodwill amortization recorded under IFRS is reversed for the years ended December 31, 2002 and 2001.

Accordingly, net income for the year ended December 31, 2002 has been increased by KEURs 3,076, of which KEURs 3,862 represent the effect of the change in accounting principle, and KEURs (786) represent the reversal of negative goodwill amortization recorded under IFRS.

24.3	Contingent Consideration

In the third quarter of 2002, Amadeus acquired a 95% stake of AMADEUS SCANDINAVIA AB. A part of the purchase price consisted of a contingency based on future bookings of the acquired company.

Under IFRS, in accordance with IAS 22, Business Combinations, this contingency should be included in the cost of the acquisition as of the date of acquisition if the contingency is probable and the amount can be measured reliably. Therefore the Company has included in the cost of the acquisition the net present value of this deferred consideration.

Under U.S. GAAP, in accordance with SFAS 141, the outcome of the contingency shall be disclosed but not recorded as a liability at its nominal amount at the acquisition date unless the outcome of the contingency is determinable beyond a reasonable doubt; this is when the contingency is resolved and consideration is issued or becomes issuable.

Accordingly, goodwill and the deferred tax asset recognized for the related investment tax credit, as well as the respective long-term liability and the interest expense recognized under IFRS, have been eliminated for U.S. GAAP purposes; the acquisition cost is adjusted instead as the booking objectives are achieved in each period.

24.4	Capitalization of software developed for internal use

Under IFRS, the Company has capitalized certain administrative costs as a part of the software developed for internal use, according to the fact that the mentioned costs are direct costs of the capitalized projects.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

Under US GAAP, according to SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, these administrative costs should not be capitalized. Therefore, net income for the years ended December 31, 2002 and 2001 should be decreased by KEURs 2,638 and KEURs 6,449 respectively.

24.5	U.S. GAAP adjustments of equity investees

This reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to Accounting Principles Board Opinion No. 18 (APB 18), The Equity Method of Accounting for Investments in Common Stock, mainly the reversal of equity goodwill amortization, in accordance with SFAS 142, which represented an increase in net income and shareholders’ equity for the year ended December 31, 2002 of KEURs 14,240 and KEURs 14,179 respectively.

24.6	Tax effect of the above adjustments

A tax effect was calculated for those adjustments that result in a temporary difference under SFAS 109, except those adjustments to goodwill for which amortization is not deductible for tax purposes, in accordance with par. 30 of SFAS 109.

Other Significant Accounting Policies

Revenue Recognition

Amadeus provides various travel marketing and distribution services through the Global Distribution system. As compensation for services provided, fees are collected from airline, car rental and hotel vendors and other providers of travel-related products and services for reservations booked through the Amadeus system. Revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. This booking fee cancellations reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require Amadeus to refund a booking fee, the Company assumes that an immediate re-booking, without loss of revenue, follows a significant percentage of cancellations. This assumption is based on historical rates of cancellations/re-bookings and has a significant impact on the amount reserved. If circumstances change (i.e., higher than expected cancellation rates or changes in booking behavior), estimation of future cancellations could be increased by material amounts and Amadeus’ revenue decreased by a corresponding amount.

Revenue for car, rental, hotel bookings and other travel providers is recognized at the time the reservation is used by the customer.

The Company also enters into service contracts with subscribers to provide access to the system, hardware, software, hardware maintenance and other support services. Fees billed on service contracts are recognized as revenue in the month earned.

Goodwill Impairment

Effective January 1, 2002, Amadeus adopted SFAS 142. Under SFAS 142, goodwill is no longer amortized under U.S. GAAP, over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

value, is performed on a reporting unit level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with APB 18. (See items 1.1 and 4 for reversal of goodwill amortization adjustment.)

Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Amadeus does not have intangible assets with indefinite useful lives (see Note 6).

Amadeus has performed the transitional goodwill impairment test required by SFAS 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002. As a result of these analyses, Amadeus has determined that no impairment of goodwill is required upon the adoption of SFAS 142 or for the year ended December 31, 2002. The fair value of the reporting units for which goodwill has been assigned was determined based on income, market approaches and cost approaches. The income approach used considered the present value of earnings attributable to the reporting unit or costs avoided as a result of owning the reporting unit. The market approach considered examination of transactions involving the sale of comparable assets. The cost approach considered the reproduction/replacement cost adjusted for depreciation and obsolescence. Goodwill in each reporting unit will be tested for impairment in the third and fourth quarter of every year.

Impairment of Long-Lived Assets

On January 1, 2002, under U.S. GAAP, Amadeus adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (“SFAS 121”) and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

Under IFRS, and consistent with the impairment model established in SFAS 144, the Company wrote down in 2002 certain software development projects related to the leisure industry (see Note 6).

Derivative Instruments and Hedging Activities

Under U.S. GAAP, the Company adopted, effective January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value as of January 1, 2001 shall be reported as a transition adjustment in net income or other comprehensive income (“OCI”), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

Under SFAS 133, if the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Under IFRS, the Company adopted, on January 1, 2001, IAS 39, Financial Instruments: Recognition and Measurement, which is not significantly different to SFAS 133 as applied to the Group (see Note 3o)). Therefore, an adjustment has not been recorded in the reconciliation above.

Recently Issued Accounting Pronouncements

SFAS No. 143 - Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the consolidated statements of income. SFAS 143 is effective for the Group on January 1, 2003. The Group does not estimate any effect on its financial position or results of operations from the application of SFAS 143.

SFAS No. 145 – Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not anticipate that application of this Standard will have any impact on its financial position or results of operations.

SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This Statement addresses financial accounting and reporting for costs associated

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring (“EITF 94-3”). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. The Company does not anticipate that adoption of SFAS 146 will have a material impact on its consolidated results of operations, its financial position, or its cash flows.

SFAS No. 148 - Accounting for Stock-Based Compensation- Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure (“SFAS 148”). SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. The Company currently accounts for stock-based compensation in accordance with APB 25 and does not anticipate that adoption of this Statement will have a material effect on its consolidated financial position, results of operations or its cash flows, unless IFRS moves to a fair value approach.

FIN No. 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and have been included in Note 11 to these financial statements. The Company is assessing, but at this point does not believe, that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its consolidated financial position, results of operations, or its cash flows.

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (“FIN 46”). FIN 46 clarifies the application of Accounting

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements (continued)

Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. In October 2003, the FASB delayed the implementation date of FIN 46 for interests in entities that existed prior to February 1, 2003 to reporting periods ending after December 15, 2003. Accordingly, the Company will adopt FIN 46 effective December 31, 2003. However, because the Company does not hold interests in any variable interest entities, it does not expect that application of this Interpretation will have any effect on its financial position or results of operations.

SFAS No. 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, and will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that application of this Standard will have any effect on its financial position, results of operations or cash flows.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Interim Financial Statements as of and for the years ended December 31, 2003 and 2002, prepared in accordance with International Financial Reporting Standards together with the reconciliation of shareholders’ equity and net income to Generally Accepted Accounting Principles in the United

States of America

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Amadeus Global Travel Distribution, S.A.

We have audited the accompanying consolidated balance sheets of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of cash flows, and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2003 prepared in accordance with International Financial Reporting Standards. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders’ equity and financial position as of December 31, 2003 and 2002, to the extent summarized in Note 25.

/s/ for DELOITTE & TOUCHE ESPANA, S.L.

Madrid, Spain

March 31, 2004

AMADEUS GLOBAL TRAVEL DISTRIBUTIONS S.A.

Consolidated Balance Sheets as of December 31, 2003 and 2002

ASSETS	2003	2002
Current assets
Cash and cash equivalents (Note 22)	42,101	18,302
Accounts receivable, net (Note 4)	182,429	167,176
Accounts receivable—affiliates, net (Notes 4 and 15)	63,021	60,106
Loans receivable and advances—affiliates (Note 15)	88	143
Taxes receivable (Note 20)	42,023	55,362
Prepayments and other current assets (Note 5)	82,810	66,486

Total current assets	412,472	367,575

Tangible assets (Note 6)
Land and buildings	129,213	129,355
Data processing hardware and software	425,707	410,471
Other	128,503	116,019

	683,423	655,845
Less accumulated depreciation	410,944	378,987

Net tangible assets	272,479	276,858

Intangible assets (Note 7)
Patents, trademarks and licenses	88,673	82,797
Purchased technology	41,688	—
Software development projects	324,957	269,809
Purchased contracts	272,093	260,480
Goodwill	310,961	225,680
Other	5,486	15,989

	1,043,858	854,755
Less accumulated amortization	487,806	384,148

Net intangible assets	556,052	470,607

Deferred income taxes (Note 20)	126,115	135,883
Loans receivable—affiliates (Note 15)	1,725	2,813
Investments in associates (Note 8)	63,273	124,153
Other long-term investments, net (Note 8)	104,757	38,278

Total other non-current assets	295,870	301,127

Total non-current assets	1,124,401	1,048,592

Total assets	1,536,873	1,416,167

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of December 31

(Expressed in thousands of EUROS—KEURs)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2003	2002
Current liabilities
Accounts payable, net (Note 4)	247,400	229,585
Accounts payable—affiliates, net (Note 4 and 15)	24,731	31,128
Debt payable within one year (Note 11)	80,310	67,615
Current obligations under finance leases (Note 12)	9,643	8,085
Income taxes payable (Note 20)	35,181	11,147
Other current liabilities (Note 5)	100,739	77,598

Total current liabilities	498,004	425,158

Long-term liabilities
Long-term debt (Note 11)	701	140,801
Obligations under finance leases (Note 12)	104,420	109,960
Deferred income taxes payable (Note 20)	102,228	45,340
Other long-term liabilities (Note 13)	72,778	71,541

Total long-term liabilities	280,127	367,642

Minority interests	1,029	1,027

Shareholders’ equity (Note 14)
Share capital	27,898	27,898
Additional paid-in capital	379,358	373,195
Treasury shares and other similar equity instruments	(126,899)	(128,050)
Retained earnings	502,879	367,026
Cumulative translation adjustments	(25,523)	(17,729)

Total shareholders’ equity	757,713	622,340

Total liabilities and shareholders’ equity	1,536,873	1,416,167

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Income for the Years Ended December 31,

(Expressed in thousands of EUROS—KEURs)

	2003	2002	2001
Revenue (Note 16)	1,929,009	1,856,320	1,785,124
Cost of sales	1,528,358	1,470,854	1,417,628

Gross profit	400,651	385,466	367,496
Selling, general and administrative expenses	80,021	78,020	102,553

Operating income	320,630	307,446	264,943
Other income (expense)
Interest expense, net (Note 18)	(15,713)	(19,370)	(24,333)
Exchange gains (losses)	(1,931)	(174)	(193)
Other income (expense), net	2,980	13,137	16,507

Income before income taxes	305,966	301,039	256,924
Income tax (Note 20)	122,182	115,820	100,086

Income after taxes	183,784	185,219	156,838
Equity in income (losses) from associates	(23,645)	(22,671)	(19,703)
Equity in income (losses) from discontinuing operations of associates (Note 10)	—	(15,468)	(4,412)
Minority interests	(25)	7	—

Net income	160,114	147,087	132,723

Basic earnings per class “A” share, in EURs (Note 21)	0.28	0.26	0,23

Basic earnings per class “B” share, in EURs (Note 21)	—	—	—

Diluted earnings per class “A” share, in EURs (Note 21)	0.28	0.25	0,23

Diluted earnings per class “B” share, in EURs (Note 21)	—	—	—

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

	2003	2002	2001
Cash flows from operating activities
Operating income	320,630	307,446	264,943
Adjustments for:
Depreciation and amortization	211,905	183,915	157,777

Operating income before changes in working capital:	532,535	491,361	422,720
Accounts receivable	(4,067)	(23,886)	8,475
Taxes receivable	2,525	(3,441)	(5,355)
Other current assets	15,837	8,190	(4,272)
Accounts payable	(17,286)	32,029	(14,201)
Other current liabilities	1,815	(7,207)	5,746
Other long-term liabilities	2,099	4,321	19,920

Cash provided from operating activities	533,458	501,367	433,033
Taxes paid	(61,825)	(77,374)	(74,361)

Net cash provided from operating activities	471,633	423,993	358,672

Cash flows from investing activities
Additions to tangible assets	(52,803)	(75,407)	(83,568)
Additions to intangible assets	(89,033)	(89,797)	(131,520)
Investment in subsidiaries and associates, net of cash acquired	(83,957)	(91,847)	(40,163)
Interest received	1,813	3,388	2,835
Sundry investments and deposits	(8,529)	(3,700)	(9,076)
Acquisition of Treasury shares	(96)	(73,098)	—
Disposals of Treasury shares	224	3,917	329
Loans to third parties	(55,652)	(1,661)	(3,820)
Loans to affiliates	(4,941)	(17,430)	(10,619)
Cash proceeds collected/(paid)—derivative agreements	12,225	20,004	(37,714)
Disposals of sundry investments	2,689	834	19,895
Dividends received	9,076	10,819	6,678
Proceeds obtained from disposal of fixed assets	5,112	7,487	7,233

Net cash used in investing activities	(263,872)	(306,491)	(279,510)

Cash flows from financing activities
Proceeds from borrowings	300,598	308,211	300,447
Repayments of borrowings	(427,819)	(356,257)	(305,537)
Interest paid	(17,928)	(21,440)	(28,963)
Redemption of class “B” shares	—	—	(554)
Dividends paid	(29,998)	(37,999)	(52,177)
Payments of finance lease liabilities	(9,756)	(11,430)	(12,410)

Net cash used in financing activities	(184,903)	(118,915)	(99,194)

Effect of exchange rate changes on cash and cash equivalents	941	1,104	(278)

Net increase / (decrease) in cash and cash equivalents	23,799	(309)	(20,310)
Cash and cash equivalents at beginning of period	18,302	18,611	38,921

Cash and cash equivalents at end of period	42,101	18,302	18,611

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Thousands of Euros-Keurs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,414	350	476,487

Accounting for financial instruments	—	—	—	(203)	(5,948)	(6,151)
Other gains (losses)	—	—	—	—	5,086	5,086

Gains (losses) not recognized in the statement of income	—	—	—	(203)	(862)	(1,065)
(Acquisitions)/disposals of Treasury shares, net	—	3,026	2,913	(2,913)	—	3,026
Redemption of class “B” shares	(5,539)	—	—	4,984	—	(555)
Equity swap transactions	—	—	(18,780)	—	—	(18,780)
Net income for the period	—	—	—	132,723	—	132,723

Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836

Equity instruments	—	1,505	—	—	—	1,505
Available for sale financial assets	—	—	—	(3,318)	—	(3,318)
Tax impact	—	—	—	1,189	—	1,189
Hedging instruments	—	—	—	19,641	20,967	40,608
Tax impact	—	—	—	(6,868)	(7,338)	(14,206)
Other gains (losses)	—	—	—	2,531	(30,846)	(28,315)

Gains (losses) not recognized in the statement of income	—	1,505	—	13,175	(17,217)	(2,537)
(Acquisitions) / disposals of Treasury shares, net	—	(66,447)	(66,858)	66,858	—	(66,447)
Equity swap transactions	—	—	(9,600)	—	—	(9,600)
Dividends	—	—	—	(37,999)	—	(37,999)
Net income for the period	—	—	—	147,087	—	147,087

Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340

Equity instruments	—	(3,543)	—	—	—	(3,543)
Available for sale financial assets	—	—	—	4,092	—	4,092
Tax impact	—	—	—	(1,441)	—	(1,441)
Hedging instruments	—	—	—	22,076	11,875	33,951
Tax impact	—	—	—	(7,735)	(4,156)	(11,891)
Other gains (losses)	—	8,555	—	(10,104)	(15,513)	(17,062)

Gains (losses) not recognized in the statement of income	—	5,012	—	6,888	(7,794)	4,106
(Acquisitions) / disposals of Treasury shares, net	—	1,151	1,151	(1,151)	—	1,151
Dividends	—	—	—	(29,998)	—	(29,998)
Net income for the period	—	—	—	160,114	—	160,114

Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

1.	ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain (“the Company”) and its consolidated subsidiaries (“the Group”). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system (“CRS”) and through its new e-commerce channel of distribution. Additionally, the Group provides information technology (“IT”) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company’s share and ownership structure are described in Note 14.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Below is a summary of the consolidated Group companies as of December 31, 2003, 2002 and 2001:

	Country of incorporation	Percentage of participation as of December 31 (2) (9)
Company		2003	2002	2001
Fully consolidated companies

Airline Automation, Inc. (1)	U.S.A.	100.0%	—	—
Amadeus America, S.A.	Argentina	100.0%	100.0%	100.0%
Amadeus Argentina, S.A.	Argentina	80.0%	80.0%	80.0%
Amadeus Asia, Ltd.	Thailand	100.0%	100.0%	100.0%
Amadeus Austria Marketing GmbH	Austria	100.0%	100.0%	100.0%
Amadeus Benelux, N.V.	Belgium	100.0%	100.0%	100.0%
Amadeus Bolivia SRL	Bolivia	100.0%	100.0%	—
Amadeus Central and West Africa S.A.	Ivory Coast	100.0%	100.0%	100.0%
Amadeus Data Processing GmbH	Germany	100.0%	100.0%	100.0%
Amadeus Denmark A/S. (5)	Denmark	100.0%	100.0%	5.0%
Amadeus GDS LLP	Kazakhstan	100.0%	100.0%	—
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0%	100.0%	100.0%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0%	100.0%	100.0%
Amadeus Germany GmbH	Germany	100.0%	34.0%	34.0%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0%	100.0%	100.0%
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.0%	90.0%	90.0%
Amadeus GTD Australia Pty. Ltd.	Australia	100.0%	100.0%	100.0%
Amadeus GTD Ltd.	Kenya	100.0%	—	—
Amadeus GTD Southern Africa Pty. Ltd.	South Africa	100.0%	—	—
Amadeus Hellas, S.A.	Greece	100.0%	100.0%	100.0%
Amadeus Hong Kong, Ltd.	Hong Kong	100.0%	—	—
Amadeus Magyarország Kft (Ltd.)	Hungary	100.0%	100.0%	100.0%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0%	100.0%	100.0%
Amadeus Marketing Ireland, Ltd.	Ireland	100.0%	100.0%	100.0%
Amadeus Marketing Italia, S.P.A.	Italy	100.0%	100.0%	100.0%
Amadeus Marketing Nigeria, Ltd.	Nigeria	100.0%	100.0%	100.0%
Amadeus Marketing Philippines, Inc.	Philippines	100.0%	100.0%	100.0%
Amadeus Marketing Romania, S.R.L.	Romania	100.0%	—	—
Amadeus Marketing Schweiz, A.G.	Switzerland	100.0%	100.0%	100.0%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0%	100.0%	100.0%
Amadeus NMC Holding, Inc.	U.S.A.	100.0%	100.0%	100.0%
Amadeus North America LLC. (1)	U.S.A.	100.0%	100.0%	100.0%
Amadeus Norway, AS. (5)	Norway	100.0%	100.0%	5.0%
Amadeus Paraguay, S.R.L.	Paraguay	100.0%	100.0%	100.0%
Amadeus Perú, S.A.	Peru	100.0%	100.0%	100.0%
Amadeus Polska, Sp.zo.o.	Poland	100.0%	75.5%	75.5%
Amadeus Receptionsservice AB (5)	Sweden	100.0%	100.0%	5.0%
Amadeus Rezervasyon Dagitim Sistemleri, A.S.	Turkey	100.0%	100.0%	100.0%
Amadeus s.a.s	France	100.0%	100.0%	100.0%
Amadeus Scandinavia AB	Sweden	100.0%	100.0%	5.0%
Amadeus Services Ltd.	U.K.	100.0%	100.0%	100.0%
Amadeus Services Asia-Pacific Pty. Ltd.	Australia	100.0%	100.0%	100.0%
Amadeus Sweden AB (5)	Sweden	78.3%	78.3%	3.9%
Americs AB (5)	Sweden	100.0%	100.0%	5.0%
CRS Amadeus América, S.A.	Uruguay	100.0%	100.0%	100.0%
e-Travel, Inc. (1)	U.S.A.	100.0%	100.0%	100.0%
Eviaggi.com, S.P.A.	Italy	100.0%	100.0%	100.0%
ICSA-T Australia Pty. Ltd. (4)	Australia	100.0%	100.0%	44.0%
ICSA-T France S.A.R.L. (4)	France	100.0%	100.0%	44.0%
ICSA-T India Pvt Ltd (4)	India	—	75.0%	33.0%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

	Country of incorporation	Percentage of participation as of December 31 (2) (9)
Company		2003	2002	2001
ICSA-T Holding Inc. (4) (8) (10)	U.S.A.	—	100.0%	44.0%
ICSA-T US LLC (1) (3) (4)	U.S.A.	100.0%	100.0%	71.5%
ICSA-T N.V.	Belgium	100.0%	100.0%	44.0%
ICSA-T Scandinavia AB (4)	Sweden	100.0%	100.0%	44.0%
ICSA-T Travel Software GmbH (4)	Switzerland	100.0%	100.0%	44.0%
ICSA-T UK, Ltd. (4)	U.K.	100.0%	100.0%	44.0%
NMC Eastern European CRS, B.V.	The Netherlands	100.0%	100.0%	100.0%
SIA Amadeus Latvija.	Latvia	100.0%	100.0%	9.75%
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.0%	100.0%	100.0%
UAB Amadeus Lietuva.	Lithuania	100.0%	100.0%	9.75%
Vacation.com, Inc. (1)	U.S.A.	100.0%	100.0%	100.0%
Vivacances S.A.	France	67.5%	50.0%	—

Companies consolidated under the equity method

1Travel.com, Inc. (1)	U.S.A.	38.9%	38.9%	27.5%
AlphaNet BVBA. (4)	Belgium	28.0%	28.0%	3.6%
Amadeus Algerie, S.A.R.L.	Algeria	40.0%	40.0%	—
Amadeus Bulgaria, Ltd.	Bulgaria	49.0%	49.0%	49.0%
Amadeus Brasil, Ltda.	Brazil	34.0%	34.0%	34.0%
Amadeus France, S.N.C.	France	34.0%	34.0%	34.0%
Amadeus Gulf LLC	United Arabian Emirates	49.0%	—	—
Amadeus Kuwait Company W.L.L.	Kuwait	35.0%	—	—
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.0%	35.0%	35.0%
Amadeus Maroc, S.A.S.	Morocco	30.0%	30.0%	30.0%
Amadeus Qatar W.L.L.	Qatar	40.0%	40.0%	40.0%
Amadeus Sudani, Co.Ltd.	Sudan	40.0%	40.0%	—
Amadeus Tunisie S.A.	Tunisia	30.0%	30.0%	5.0%
Atinera LLC (1) (7)	U.S.A.	50.0%	50.0%	50.0%
ITA (Internet Travel Agent Inc.) (1)	U.S.A.	22.3%	22.3%	22.3%
Optims	France	30.0%	—	—
PT Amadeus Indonesia	Indonesia	50.0%	—	—
Qivive GmbH (6)	Germany	33.3%	11.3%
Red Universal de Marketing y Booking On Line, S.A. (“RUMBO”)	Spain	50.0%	50.0%	50.0%
Sistemas Automatizados de Agencias de Viajes, S.A. (“SAVIA”)	Spain	34.0%	34.0%	34.0%
Sociedad Anato-Avianca de Reservaciones de Servicios Turisticos Savia Ltda.	Colombia	50.0%	50.0%	—
Stellar Access, Inc. (1) (7)	U.S.A	20.0%	20.0%	20.0%
Topas Co. Ltd.	South Korea	32.0%	32.0%	32.0%
Travel.com.au Ltd.	Australia	16.7%	19.2%	19.9%
Travellink AB	Sweden	35.1%	25.0%	25.0%
Traventec Limited (6)	Ireland	45.0%	16.6%	—

(1)	The participation in these companies is held through Amadeus NMC Holding, Inc.
(2)	In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(3)	In year 2002, the Company’s investment in ICSA-T US LLC was an indirect economic interest of 49% through Amadeus NMC Holding Inc. and the remaining 51% via ICSA-T N.V.
(4)	The participation in these companies is held through ICSA-T N.V.
(5)	The participation in these companies is held through Amadeus Scandinavia AB.
(6)	The participation in these companies is held through Amadeus Germany GmbH
(7)	This company ceased operations in 2002
(8)	This company has ceased operations in 2003
(9)	The percentage of participation as of December 31, 2002 has been presented for comparative purposes. The applicable accounting method applies based on the voting rights in each period.
(10)	The participation in these companies in 2002 is held through ICSA-T N.V.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

2.    BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation

i)	General Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These financial statements have been authorized for issue by the Board of Directors of the Company on March 31, 2004. Certain amounts for the prior period have been reclassified to conform with 2003 presentation. A reclassification has been performed in the 2002 balances for the net presentation of certain deferred tax assets and deferred tax liabilities in accordance with the accounting principle followed by the Group.

ii)	Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company’s management also prepares consolidated annual accounts as of December 31, 2003 and 2002 under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity as of December 31, 2003 reflected under IFRS by approximately EURs 145.4 million and the net income reflected under Spanish GAAP is lower than the net income under IFRS for the year ended December 31, 2003 by approximately EURs 10.0 million. As of and for the year ended December 31, 2002 these differences were approximately EURs 169.5 million and EURs 62.3 million, respectively. The main differences as of and for the years ended December 31, 2003 and 2002 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG (“Amadeus Operations KG”), as well as the accounting for Treasury shares and other similar equity instruments.

iii)	Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

b)	Comparison of information

For comparative purposes, the Group presents, together with the amounts included in the balance sheet, the statements of income, cash flow and changes in shareholders’ equity, and the explanatory notes as of and for the year ended December 31, 2003, those as of and for the years ended December 31, 2002 and December 31,2001.

c)	Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated by the Group during 2003, 2002 and 2001, as well as the consolidation method used in each case.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

3.    ACCOUNTING PRINCIPLES

The main accounting principles used in the consolidated financial statements are as follows:

a)	Principles of consolidation

The consolidated financial statements include all companies over which the Group exercises control. Control refers to the power to govern the financial and operating policies so as to obtain the benefits from its activities. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence but does not exercise management control) and joint-ventures have been accounted for using the equity method. Subsidiaries are not consolidated when control is temporary, this is the case when a subsidiary is acquired with the intention of disposing of it in the following twelve months, instead they are accounted for as an available for sale financial asset.

b)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

c)	Currency translation

The financial statements of the individual Group companies are denominated in each company’s local currency. For consolidation purposes: the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders’ equity in the “cumulative translation adjustments” caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

d)	Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

e)	Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. Such investments are stated at cost, which approximates fair value.

f)	Tangible assets

Tangible assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Years
Buildings	50
Data processing hardware and software	2–5
Other	3–20

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets where the Group substantially assumes all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to income as incurred over the term of the lease.

g)	Intangible assets

Intangible assets are recorded at cost and reviewed periodically and adjusted for any diminution in value as noted in paragraph h). These assets include the following:

•	Patents, trademarks and licenses: the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3-10 years.

•	Purchased technology: the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. Specifically, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology with Start Amadeus’ local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life of 10 years.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

•	Software development projects, including e-commerce related development activities: software applications developed by the Group which are capitalized once technical feasibility is established and where it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods and the cost of the assets can be measured reliably. These projects are being amortized applying the straight-line method over 3-5 years. Software maintenance costs are charged to expense as incurred.

•	Purchased contracts represent the acquisition costs of contracts that give the Group the right to bill for future services as well as capitalizable costs related to travel agency incentives. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

•	Goodwill and negative goodwill represent the excess or deficit when comparing the purchase price with the fair value of the net assets acquired and are amortized applying the straight-line method over 4-10 years. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group’s business. The excess/default of purchase price corresponding to investments in associates is included in long-term investments and the corresponding amortization expenses are included in the “Equity in income (losses) from associates” caption of the statement of income. When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded as liability. Any subsequent adjustment to the estimated amount of deferred consideration is applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded as liability.

•	Other intangible assets are amortized on a straight-line basis over 3-5 years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

h) Impairment of non-current assets

The Group periodically evaluates the carrying value of non-current assets for potential impairment. As a result of this evaluation, an impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount by reducing the carrying amount of the asset to its recoverable amount with the corresponding charge to the statement of income in the “Cost of sales” caption. The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using an appropriate risk adjusted discount rate.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

i) Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution pension plans. Liabilities of the Group arising from defined benefit obligations are determined using the projected unit credit method. Independent actuarial valuations are carried out annually, for the largest plans and on a regular basis for other plans. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

Such plans are either externally funded, with the assets of the schemes held separately from those of the Group, or unfunded with the related liabilities carried in the balance sheet.

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet, taking into account any unrecognised actuarial gains or losses and past service cost. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is available to the Group, for example in the form of refunds from the plan or reductions in future contributions.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the remaining working lives of employees, only to the extent that their net cumulative amount exceeds 10% of the greater of present value of the obligation or of the fair value of plan assets.

For defined benefit plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised.

Benefits provided by defined contribution plans are charged to the income statement as incurred.

j) Capital issuance costs

Expenses incurred in connection with the increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet net of any related income tax benefit.

k) Treasury shares

Treasury shares held by the Group are reported as a reduction in shareholders’ equity. The gain or loss on disposal of these shares is registered in additional paid-in capital.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

l) Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The fee amount is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end consumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

m) Stock incentive plans

The Group accounts for its obligations under stock incentive plans as follows:

•	Compensation expense is recognised for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

•	Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

n) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The research and development costs expensed for the years ended December 31, 2003,2002 and 2001 were KEURs 90,320 , KEURs 68,010 and KEURs 55,006 respectively.

o) Financial instruments

i) Currency and interest rate related derivatives

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. All of these derivatives, whether designated as hedges or not, are recorded at fair value, being the market value for listed instruments or valuation based on option pricing models and discounted cash flow calculations for unlisted instruments. For accounting recognition purposes, the following policy has been applied.

•	Cash flow hedges: Effective gains or losses resulting from remeasurement to fair value are included directly in retained earnings until the committed or forecasted transaction occurs, at which point they will be reclassified to the statement of income. Ineffective gains or losses are recorded directly in the statement of income.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

•	Hedges of the net investment in a foreign entity: Effective gains or losses obtained from remeasurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.

•	No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income.

ii) Equity related instruments

The Group has issued warrants (call options sold) of its class “A” shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is measured by using an option pricing model and is recorded as additional consideration for the underlying assets acquired. Warrants issued by the Group where the holder has the right to request settlement in cash are considered as a financial liability and recorded in the “Other liabilities” caption and are consequently remeasured to fair value with unrealized gains or losses recorded in the statement of income. Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are considered to be equity instruments and are stated at fair value being recorded as additional paid-in capital, with no subsequent recognition of movements in fair value.

Equity swap agreements (contracts to buy shares in the Company in future periods), entered into in order to manage the exposure to a rise in the Group´s share price with respect to warrants issued as described above, are treated as:

•	Derivative financial instruments: When they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from remeasurement to fair value are recorded in the statement of income. Fair value is measured by using an option pricing model.

•	Equity instruments: When there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders’ equity.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value of the consideration given. Subsequent remeasurement of these financial assets is performed at their fair values with unrealized gains or losses recorded in the statement of income. Fair value is measured by using an option pricing model. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Additionally, investments in companies over which the Group does not have significant influence or control are recorded as available for sale financial assets and measured at their fair values by reference to the market value for the listed instrument or by using techniques such as market value for similar instruments, discounted cash flow analysis and option pricing models for unlisted instruments. Unrealized gains or losses are included in the statement of changes in shareholders’ equity, with realized gains or losses being recognized in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

p) Income taxes

The current income tax is recognised in the statement of income, except to the extent that it relates to items directly taken to equity, in which case it is recognised in equity.

Deferred taxes are determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured and are adjusted only to the extent that it is no longer probable that a benefit will be realized in the future. Deferred tax assets and deferred tax liabilities related to the same tax jurisdiction are presented net in the balance sheet.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

q) Earnings per share

The Group calculates basic earnings per share using the weighted average number of shares outstanding during the period. The calculation of diluted earnings per share also includes the dilutive effect of the weighted average warrants, stock grants and stock options outstanding during the period.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

4.    ALLOWANCES – ACCOUNTS RECEIVABLE/PAYABLE

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2003 of KEURs 72,758; and the Group provision for the related reduction in accounts payable for distribution fees as of December 31, 2003 was KEURs 30,786. As of December 31, 2002 the related allowances amounted to KEURs 75,178 against accounts receivable and KEURs 38,664 as a reduction in accounts payable.

The Group provision for potentially uncollectible accounts receivable as of December 31, 2003 was KEURs 48,637; and as of December 31, 2002 was KEURs 43,065.

5.    PREPAYMENTS AND OTHER CURRENT ASSETS AND LIABILITIES

The breakdown of the “Prepayments and other current assets” caption as of December 31 is as follows:

	2003	2002
Prepaid expenses	23,388	27,804
Short-term deposits	9,156	10,556
Derivative assets (Note 19)	35,680	20,582
Other	14,586	7,544

Total	82,810	66,486

The breakdown of the “Other current liabilities” caption as of December 31 is as follows:

	2003	2002
Taxes payable – non income tax	11,496	8,520
Employee related accrual	60,060	51,038
Derivative liabilities (Note 19)	11,032	4,063
Deferred purchase consideration	7,709	4,210
Other	10,442	9,767

Total	100,739	77,598

The “Deferred purchase consideration” caption includes the part of the deferred payment derived from certain corporate acquisitions that will vest next year.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

6.	TANGIBLE ASSETS

Balances and movements for the years ended December 31, 2003 and 2002 of the items included under tangible assets are as follows:

Cost	Land & buildings	Data processing hardware & software	Other	Total
Balance as of December 31, 2001	129,329	381,567	109,645	620,541

Additions	26	65,483	13,044	78,553
Additions due to acquisitions of subsidiaries	—	846	1,309	2,155
Retirements and disposals	—	(19,241)	(3,527)	(22,768)
Transfers	—	106	(347)	(241)
Exchange rate adjustments	—	(18,290)	(4,105)	(22,395)

Balance as of December 31, 2002	129,355	410,471	116,019	655,845

Additions	27	47,993	5,560	53,580
Additions due to acquisitions of subsidiaries	—	13,216	11,969	25,185
Retirements and disposals	(165)	(35,996)	(2,288)	(38,449)
Transfers	(3)	2,577	(121)	2,453
Exchange rate adjustments	(1)	(12,554)	(2,636)	(15,191)

Balance as of December 31, 2003	129,213	425,707	128,503	683,423

Accumulated depreciation
Balance as of December 31, 2001	24,476	250,155	59,523	334,154

Additions	2,451	64,444	9,714	76,609
Additions due to impairment	—	1,092	—	1,092
Retirements and disposals	—	(16,370)	(2,734)	(19,104)
Transfers	—	1,600	(1,690)	(90)
Exchange rate adjustments	1	(11,479)	(2,196)	(13,674)

Balance as of December 31, 2002	26,928	289,442	62,617	378,987

Additions	2,452	62,921	11,187	76,560
Additions due to impairment	—	—	—	—
Retirements and disposals	(157)	(32,400)	(1,556)	(34,113)
Transfers	—	371	(7)	364
Exchange rate adjustments	—	(9,036)	(1,818)	(10,854)

Balance as of December 31, 2003	29,223	311,298	70,423	410,944

Net book value as of December 31, 2001	104,853	131,412	50,122	286,387

Net book value as of December 31, 2002	102,427	121,029	53,402	276,858

Net book value as of December 31, 2003	99,990	114,409	58,080	272,479

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The “Other” caption includes building installations, furniture and fittings, and miscellaneous.

As of December 31, 2003 fully depreciated items amount to KEURs 180,575 (KEURs 90,644 at December 31, 2002).

As of December 31, 2002 additions due to impairment of “Data processing hardware & software” amount to KEURs 1,092 and correspond to hardware related to certain software development projects of the leisure travel industry.

Leased assets included in the aforementioned numbers are as follows:

	December 31,
	2003	2002
Land & buildings
Cost	126,396	126,396
Less accumulated depreciation	28,961	26,570

Net book value	97,435	99,826

Data processing hardware & software
Cost	11,549	10,992
Less accumulated depreciation	8,479	8,834

Net book value	3,070	2,158

Other
Cost	22,385	40,402
Less accumulated depreciation	13,565	25,672

Net book value	8,820	14,730

Total
Cost	160,330	177,790
Less accumulated depreciation	51,005	61,076

Net book value	109,325	116,714

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2003 and December 31, 2002, was KEURs 7,130 and KEURs 7,208, respectively. The acquisitions of tangible assets under finance leases were KEURs 776 and KEURs 3,932 for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003 assets under construction of KEURs 590 were included in “Data processing hardware & software” and in “Other”. As of December 31, 2002 assets under construction of KEURs 152 were included in “Land & buildings”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

7.	INTANGIBLE ASSETS

Balances and movements for the years ended December 31, 2003 and 2002 of the items included under intangible assets are as follows:

	Patents, trademarks & licenses	Purchased technology	Software development projects	Purchased contracts	Goodwill	Other	Total
Cost
Balance as of December 31, 2001	81,493	—	213,609	255,717	157,467	14,429	722,715

Additions	2,287	—	57,594	26,029	88,968	1,749	176,627
Additions due to acquisitions of subsidiaries	16	—	3,791	—	—	—	3,807
Retirements and disposals	(1)	—	(226)	(13,710)	(22)	(70)	(14,029)
Transfers	—	—	227	2,777	1,833	13	4,850
Exchange rate adjustments	(998)	—	(5,186)	(10,333)	(22,566)	(132)	(39,215)

Balance as of December 31, 2002	82,797	—	269,809	260,480	225,680	15,989	854,755

Additions	5,887	—	54,694	28,209	100,636	79	189,505
Additions due to acquisitions of subsidiaries	891	—	3,734	—	—	—	4,625
Retirements and disposals	—	—	—	(18,043)	—	(10,191)	(28,234)
Transfers	—	41,688	1,205	9,880	5,202	(284)	57,691
Exchange rate adjustments	(902)	—	(4,485)	(8,433)	(20,557)	(107)	(34,484)

Balance as of December 31, 2003	88,673	41,688	324,957	272,093	310,961	5,486	1,043,858

Accumulated amortization
Balance as of December 31, 2001	35,337	—	75,924	111,785	63,895	12,517	299,458

Additions	11,666	—	31,504	42,850	14,919	1,042	101,981
Additions due to impairment	—	—	6,819	—	—	—	6,819
Retirements and disposals	(1)	—	—	(10,338)	(22)	(36)	(10,397)
Transfers	—	—	78	—	3,266	11	3,355
Exchange rate adjustments	(281)	—	(2,080)	(5,330)	(9,307)	(70)	(17,068)

Balance as of December 31, 2002	46,721	—	112,245	138,967	72,751	13,464	384,148

Additions	11,120	4,011	35,510	42,746	25,767	1,008	120,162
Additions due to impairment	2,054	—	1,213	—	14,028	—	17,295
Retirements and disposals	(16)	—	—	(16,489)	—	(10,188)	(26,693)
Transfers	—	—	(297)	10	12,566	(77)	12,202
Exchange rate adjustments	(510)	—	(2,782)	(4,902)	(11,045)	(69)	(19,308)

Balance as of December 31, 2003	59,369	4,011	145,889	160,332	114,067	4,138	487,806

Net book value as of December 31, 2001	46,156	—	137,685	143,932	93,572	1,912	423,257

Net book value as of December 31, 2002	36,076	—	157,564	121,513	152,929	2,525	470,607

Net book value as of December 31, 2003	29,304	37,677	179,068	111,761	196,894	1,348	556,052

The increase in software development projects during the years 2002 and 2003 is mainly due to capitalization of software for IT services as well as ongoing investments in the traditional and e-commerce areas. The increase in purchased contracts during the year 2003 is primarily due to signing bonuses paid to travel agencies. The increase in purchased contracts during the year 2002 it is also due to the capitalization of costs related to IT services contracts. The increase in goodwill during the years 2003 and 2002 is mainly due to

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

the acquisition of the subsidiaries Amadeus Germany GmbH and Amadeus Scandinavia AB respectively. The increase in purchased technology is due to the acquisition of the remaining 66% share interest in Amadeus Germany GmbH and Balance Sheet reclassification of the original 34% acquisition.

As of December 31, 2003 fully amortized items amount to KEURs 126,468 (KEURs 102,612 at December 31, 2002).

As of December 31, 2003 an impairment loss amounting to KEURs 9,961 was recognised in the statement of income related to the goodwill of the Consortia Business unit. An additional impairment loss amounting to KEURs 4,067 has been considered for the goodwill related to a company in the e-commerce arena and to ICSA-T N.V. These write downs were necessary on account of the low recoverable value on the basis of discounted future cash-flow compared to the book value.

The additions due to impairment of “Software development projects” for 2002 include KEURs 6,819 due to the write down of certain projects related to the leisure travel industry.

As of December 31, 2003 and 2002 assets under construction of KEURs 2,758 and KEURs 878 respectively, were included in “Licenses”.

8.    INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

Balances and movements for the years ended December 31, 2003 and 2002 of the items included under investments in associates and long-term investments are as follows:

	Investments In associates	Other long-term investments	Total
Balance at December 31, 2001	148,081	38,592	186,673
Additions	15,040	17,312	32,352
Additions due to acquisitions	—	3,374	3,374
Decreases	—	(10,515)	(10,515)
Share of associates’ results	(45,590)	—	(45,590)
Dividends received	(10,820)	—	(10,820)
Transfers	26,376	(5,128)	21,248
Remeasurement to fair value of investments	—	(3,400)	(3,400)
Exchange rate adjustments	(8,934)	(1,957)	(10,891)

Balance at December 31, 2002	124,153	38,278	162,431

Additions	6,471	80,088	86,559
Additions due to acquisitions	857	67	924
Decreases	—	(2,870)	(2,870)
Share of associates’ results	(21,706)	—	(21,706)
Dividends received	(9,076)	—	(9,076)
Transfers	(35,087)	(11,200)	(46,287)
Remeasurement to fair value of investments	—	2,274	2,274
Exchange rate adjustments	(2,339)	(1,880)	(4,219)

Balance at December 31, 2003	63,273	104,757	168,030

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The “Share of associates’ results” caption excludes the impact of taxes payable at the respective shareholder level; in 2002 it also includes the impact of discontinued operations (see Note 10). The “Transfers” caption for investments in associates includes the impact of acquiring controlling interests in associates; in 2002 it also includes a reclassification for provision of loans related to discontinued operations.

The increase in the “Other long-term investments” caption is mainly due to a convertible loan given to OPODO. Such conversion into 16.6% of equity is subject to legal and contractual conditions. The vesting period of this loan is three years since inception date. The interest rate applicable, if the option is not exercised, is EURIBOR + 5%.

9.    NEW INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a)	During the year ended December 31, 2003 the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%)

•	24.5% interest in Amadeus Polska Sp.zo.o (total interest 100%)

•	100% interest in Airline Automation, Inc.

•	17.54% interest in Vivacances S.A. (total interest 67.54%)

•	35% interest in Amadeus Kuwait Company W.L.L.

•	30% interest in OPTIMS S.A.

•	10% interest in Travellink AB (total interest 35%)

•	100% interest in German Travel Services GmbH. The Group has temporary control over the company, as defined in the accounting principles and therefore has not consolidated this participation.

ii)	Newly created companies:

•	100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L., Amadeus East Africa and Amadeus Hong Kong Ltd.

•	50% interest in PT Amadeus Indonesia

•	49% interest in Amadeus Gulf LLC

iii)	Capital increases:

•	Amadeus Polska Sp.zo.o

•	Amadeus Hellas S.A.

•	Amadeus Global Travel Israel Limited

•	Amadeus GTD Australia Pty Ltd.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

•	Eviaggi.com S.P.A.

•	Travellink AB

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	102,433
Conversion of debt to equity	2,000
Deferred consideration (see note 13)	13,863
Cash acquired as a result of current acquisition	35,233
Tax benefit on investments	(16,837)
Equity in net assets acquired	(33,882)

Excess purchase price	102,810
Allocation of fair value to net assets acquired	(21,633)

Goodwill	81,177

Following the 66% acquisition of Amadeus Germany GmbH (former Start Amadeus), the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)

Allocation of fair value to net assets acquired	21,633

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Amadeus Germany’s local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been transferred to the Purchased technology caption in the Balance Sheet.

The reconciliation between the net cash paid for current transactions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current transactions	102,433
Cash acquired related to the pre-existing ownership in Amadeus Germany and Vivacances	(18,476)

Net cash invested in subsidiaries and associates	83,957

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

b)	During the year ended December 31, 2002 the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	11.4% interest in 1Travel.com Inc. (total interest 38.9%)

•	50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)

•	25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)

•	95% interest in the group Smart AB (renamed Amadeus Scandinavia AB, total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this group, SMART Sverige AB (the Swedish NMC, now renamed Amadeus Sweden AB), has a minority participation by the Swedish Government Railway Company of 21.75%

•	56% interest in ICSA-T N.V. group (10% via the SMART AB acquisition, total interest 100%)

•	50% interest in Vivacances S.A.

ii)	Newly created companies:

•	100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL

•	40% interest in the NMC Amadeus Argelie S.A.R.L.

•	40% interest in Amadeus Sudani, Co.Ltd.

iii)	Capital increases

•	Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.

•	Amadeus GTD Australia Pty. Ltd.

•	Amadeus Rezervasyon Dagitim Sistemleri A.S.

•	Eviaggi.com S.P.A.

•	Amadeus Data Processing GmbH

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	89,149
Conversion of debt to equity	15,639
Deferred consideration (see note 13)	27,473
Cash acquired as a result of current acquisition	27,371
Tax benefit on investments	(34,270)
Equity in net assets acquired	(34,714)

Goodwill	90,648

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

10.	DISCONTINUED OPERATIONS

On December 9, 2002, the discontinuance of operations of Atinera Llc, an associate company for software development based in the U.S.A, was announced under a formal plan previously approved by its Board of Directors on December 6, 2002.

The detail of the financial statement impact of this discontinued operation as of and for the year ended December 31, 2002 is as follows:

2002
Statement of Income
Equity in income (losses) from discontinuing operations of associates Before income tax	(22,812)
Income tax	7,344

Net income (loss)	(15,468)

Statement of Cash-Flows
Cash-flows from investing activities Loans to affiliates	(10,097)

The plan for discontinuance has been completed during 2003 with no additional impacts.

11.	CURRENT AND LONG-TERM DEBT

The breakdown of amounts owed to financial institutions, by maturity, is as follows as of December, 31:

	2003	2002
Syndicated loans—short-term	62,729	40,000
Other credit facilities	17,581	27,615

Total short-term debt	80,310	67,615

Syndicated loans—long-term	—	140,000
Other	701	801

Total long-term debt	701	140,801

Total debt	81,011	208,416

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The Group has two syndicated loans as of December 31, 2003 which are under KEURs 327,729 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2003 and 2002, the total unused amounts available under these facilities are KEURs 565,000 and KEURs 461,829, respectively. The interest rates for the drawdowns on these loans ranged from 2.39% to 3.75% for the year ended December 31, 2003 and from 3.35% to 4.11% in 2002. These loans have commitment fees that range from 0.10% to 0.25% of the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

The repayment and maturity schedule for these two facilities as of December 31, is as follows:

	2003		2002
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
April 24, 2003	—	—	41,829	40,000
April 21, 2004	27,729	27,729	—	—
April 24, 2004	100,000	35,000	100,000	100,000
April 24, 2005	100,000	—	100,000	40,000
April 24, 2006	100,000	—	100,000	—
December 20, 2006	150,000	—	150,000	—
December 20, 2007	150,000	—	150,000	—

	627,729	62,729	641,829	180,000

Short term credit facilities have accrued interest at between 2.37% and 5.60% during 2003 and between 3.36% and 5.60% in 2002.

In addition to the syndicated loans mentioned above, various financial institutions have made available short-term lines of credit and credit facilities, which require no commitment fees. As of December 31, 2003 and 2002, the unused portion of these short-term credit facilities is KEURs 93,645 and KEURs 113,938, respectively.

12.	COMMITMENTS

a)	Leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease is the CRS data processing center in Erding. The original cost (in 1988) of this facility was KEURs

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 6). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.98% during 2003 and 2002.

The future minimum lease payments for finance leases as of December 31, is as follows:

Year(s) due	2003		2002
	Gross	Net present value	Gross	Net present value
0–1	14,912	13,824	13,516	12,361
1–2	14,029	12,861	13,767	12,339
2–3	12,263	10,982	12,683	11,213
3–4	10,468	9,028	11,740	10,181
4–5	10,402	8,790	10,045	8,337
5–10	37,716	26,484	40,173	28,829
10–15	35,865	19,267	35,865	19,266
15–20	28,271	12,827	35,442	15,519

Total minimum lease payments	163,926	114,063	173,231	118,045
Less amount representing interest	49,863	—	55,186	—

Obligations under finance leases	114,063	114,063	118,045	118,045

Current portion	9,643		8,085
Long-term portion	104,420		109,960

	114,063		118,045

For the year ended December 31, 2003 and 2002 the rental expense for operating leases were KEURs 41,839 and KEURs 27,641, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The future minimum lease payments for operating leases as of December 31, is as follows:

Year(s) due	2003	2002
0 – 1	44,097	26,398
1 – 2	36,880	21,374
2 – 3	29,580	17,869
3 – 4	23,571	11,911
4 – 5	21,094	8,661
5 – 10	56,756	26,344
10 – 15	15,500	11,985

Total payments	227,478	124,542

b)	Other commitments

As of December 31, 2003 and 2002, the Group had short-term commitments to acquire tangible assets for KEURs 9,252 and KEURs 2,190, respectively. Additionally, the Group has entered into various software license agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, at December 31, 2003, is 1,227 and KEURs 268 for the short and the long-term, respectively (at December 31, 2002, KEURs 4,550 and KEURs 37,389 for the short and the long-term, respectively).

13.    OTHER LONG-TERM LIABILITIES

The breakdown of this caption as of December 31, 2003 and 2002 is as follows:

	2003	2002
Debt related to equity instruments similar to treasury shares (see Note 14)	28,380	28,380
Deferred purchase consideration	27,070	24,153
Defined benefit plans	3,711	8,396
Derivative liabilities (Note 19)	4,980	3,514
Others	8,637	7,098

	72,778	71,541

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

a)	Deferred purchase consideration

The liability increase corresponds to deferred purchase consideration (payable over a period of 3 to 4 years) related to certain corporate acquisitions during 2003 (see Note 9). The amount of this liability is contingent on the evolution of the respective businesses acquired.

b)	Pension and Post-retirement benefits

The Group operates funded and unfunded defined benefit plans.

The amounts related to defined benefit plans recognized in the balance sheet as of December 31, are as follows:

	2003	2002
Present value of wholly unfunded obligations	6,596	6,277
Present value partially or wholly funded obligations	34,852	17,326

Present value of defined benefit obligations	41,448	23,603
Fair value of plan assets	(31,270)	(9,822)

Funded Status of the Plan	10,178	13,781
Unrecognized actuarial gains/(losses)	(6,467)	(5,385)

Net (asset)/liability in balance sheet	3,711	8,396

The defined benefit plan amounts recognized in the statement of income for the years ended December 31, are as follows:

	2003	2002	2001
Net Current service cost	2,243	1,214	1,161
Interest cost	2,289	1,354	1,316
Expected return on plan assets	(1,943)	(1,006)	(1,038)
Amortization of unrecognized actuarial (gains)/losses	238	104	23
Effect of curtailments or settlements	684	—	—
Past service cost	—	41	42

Total net periodic pension cost	3,511	1,707	1,504

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Balances and movements for the years ended December 31, 2003, 2002 and 2001 of the items included under defined benefit plan liability are as follows:

	2003	2002	2001
Balance at the beginning of the period	8,396	5,317	7,622
Company contributions	(4,076)	(495)	(5,663)
Net periodic pension cost for the year	2,828	1,707	1,504
Benefits paid directly by the company in the year	(329)	—	—
Adjustments relating to acquisitions/diverstures/business combinations	1,459	—	—
Adjustments relating to settlements/curtailments/terminations	684	—	—
Exchange rates differences	(488)	(735)	383
Additional minimum liability charged to equity	—	2,602	—
Additional minimum liability adjustment	(2,602)	—	—
Reclassification from other net liabilities	(2,161)	—	1,471

Balance at the end of the period	3,711	8,396	5,317

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of December 31, is as follows:

	2003	2002
Discount rate for Obligations	5.61%–6.25%	5.79%–6.75%
Discount rate for Expense	5.88%–6.75%	5.70%–7.25%
Long-Term Rate of Return on Plan Assets	6.32%–8.50%	6.19%–8.50%
Rate of Future Compensation Increases	3.27%–3.75%	3.09%–4.50%
Rate of Pension Increases	1.84%	1.70%
Medical rate and ultimate rate	11.0% / 5.25%	11.0% / 5.25%

For the years ended December 31, 2003 and 2002 the expense for defined contribution plans is KEURs 13,419 and KEURs 13,135, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

14.	SHAREHOLDERS’ EQUITY

Balances and movements of class “A” and class “B” shares for the years 2003 and 2002 are as follows:

	Class “A” shares (Par value 0.01 Euros)
	Issued shares	Treasury shares	Outstanding shares	Class “B” shares (Par value 0.10 Euros)
As of December 31, 2001	590,000,000	5,706,413	584,293,587	219,983,100

Additions	—	11,366,203	(11,366,203)	—
Disposals	—	(1,360,886)	1,360,886	—

As of December 31, 2002	590,000,000	15,711,730	574,288,270	219,983,100

Additions	—	22,025	(22,025)	—
Disposals	—	(230,912)	230,912	—

As of December 31, 2003	590,000,000	15,502,843	574,497,157	219,983,100

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The Treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 17 and warrants issued as described in Note 19. Disposals are mainly due to shares and options granted to employees in connection with the different Stock Incentive Plans and portfolio adjustments made in order to match the current obligations of the Group.

Each class “A” share carries the right to one vote, whilst each class “B” share carries the right to 10 votes. Economic rights are greater for class “A” shares in respect of any future distribution of dividends. The right to receive a dividend for class “B” shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class “B” shares. In the event of liquidation of the assets of the Group, class “A” shares have greater economic rights than class “B” shares, as the Group would pay out the par value of class “A” shares and in the case of any outstanding amounts they would be distributed among class “B” shares for their par value; further remaining amounts would be distributed among class “A” shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2003 and 2002 the Company’s shares were held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other (1)	236,500,000	—	40.08%	8.47%

Total	590,000,000	219,983,100	100%	100%

(1)	Includes the Treasury shares and the public shares.

The General Shareholders’ Assembly of June 20, 2003 declared a dividend per class “A” and per class “B” share, in accordance with the Group’s by-laws and once the economic rights of the Treasury shares were proportionally distributed to the remaining shares. The final dividend of KEURs 29,998 was paid in July 2003 with regards to the distribution of 2002 results.

Included in retained earnings are reserves of KEURs 106,696 and KEURs 109,704 as of December 31, 2003 and 2002, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies.

The components of the Treasury shares and other similar equity instruments caption as of December 31, were as follows:

	Number of shares		KEURs
	2003	2002	2003	2002
Treasury shares	15,502,843	15,711,730	98,519	99,670
Equity swaps	4,500,000	4,500,000	28,380	28,380

	20,002,843	20,211,730	126,899	128,050

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm’s length basis.

a)	Accounts receivables—affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on the shareholder airlines. Total revenues earned by the Group from affiliates for the year ended December 31, 2003 and 2002 are KEURs 505,291 and KEURs 509,694, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

b)	Loans receivable and advances—affiliates

Total interest earned by the Group from affiliates is KEURs 44 and KEURs 814 for the year ended December 31, 2003 and 2002, respectively. Interest rates for these loans denominated in United States Dollars (USD), EURs and Swedish Krona (SEK) ranged from 3.16% to 4.15% for the the year ended December 31, 2003. Interest rates for these loans denominated in United States Dollars (USD), EURs and Swedish Krona (SEK) ranged from 2.51% to 5.16% for the year ended December 31, 2002.

c)	Accounts payable—affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Amadeus Group with its affiliates are KEURs 281,589 and KEURs 333,093 for the year ended December 31, 2003 and 2002, respectively.

d)	Board of Directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 460 in 2003 (KEURs 443 in 2002). No loans, advances or stock options have been granted to the members of the Board of Directors.

16.	SEGMENT INFORMATION

The Group operates in the travel industry and, accordingly, events that significantly affect the industry could also affect the Group’s operations and financial position. The following geographical distribution of revenues is based primarily on the country where bookings were made and, with respect to bookings made through the Group’s CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,
	2003	2002	2001
Europe	1,293,464	1,160,111	1,071,039
United States	182,544	203,258	248,486
Rest of the world	453,001	492,951	465,599

Total	1,929,009	1,856,320	1,785,124

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The following geographical distribution of assets is based on the country where the assets were located or relate to. The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	249,330	12,177	10,972	—	272,479
Intangible assets	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	—	63,273

Total	550,097	104,478	37,184	200,045	891,804

The split of assets as of December 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	243,576	22,316	10,966	—	276,858
Intangible assets	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	—	124,153

Total	489,366	166,450	44,556	171,246	871,618

Because of the interrelationships between the Group’s geographical activities, it is not meaningful to segment global results for the purposes of IAS 14.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

17.	STOCK INCENTIVE PLANS

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i)	The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual instalments.

ii)	The Group granted to senior management a one-time grant of shares which would vest at the end of a three to four year period.

iii)	The Group also granted to executive employees (including non-senior members from the management team), in each of the years 1999 to 2003, options to purchase shares of the Group´s Common Stock at the market price on the date of the grant. The aforementioned options vest in equal instalments over a four-year period measured from the date of the grant and have a ten-year term from the grant date.

As of December 31, the detail of these plans is as follows:

	2003		2002
	Number of options	Value of shares	Number of options	Value of shares
Outstanding at 1st January	8,945,901	48,378	6,102,706	38,156

Of which vested	2,747,244	17,454	1,306,923	8,449

New rights	3,446,115	19,919	3,184,617	12,369
Rights exercised (*)	(49,707)	(224)	(128,797)	(741)
Rights expired	(286,019)	(1,514)	(212,625)	(1,406)

Outstanding at 31st December	12,056,290	66,559	8,945,901	48,378

Of which vested	4,983,719	29,549	2,747,244	17,454

(*)	The average price for the rights exercised has been 4.5 EURs during 2003 and 5.75 EURs during 2002.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The increase in new rights during 2003 corresponds to the 2003 Stock Option Program.

The maturity dates of options as of December 31, are as follows:

	2003		2002
	Number	Exercise price	Number	Exercise price
One year	—	—	—	—
Two years	—	—	—	—
Three years	—	—	—	—
Four years	—	—	—	—
Five years	—	—	—	—
Six years	1,941,603	5.75	—	—
Seven years	1,160,967	8.89	2,018,875	5.75
Eight years	2,458,081	5.42	1,189,940	8.89
Nine years	3,049,524	3.88	2,552,469	5.42
Ten years	3,446,115	5.78	3,184,617	3.88

Total	12,056,290		8,945,901

iv)	During 2002, the Group implemented an Employee Stock Purchase Program. The general conditions of the program allow employees to purchase Company shares every three months up to an established percentage amount of the employee’s annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2003 and 2002 was KEURs 97 and KEURs 139 respectively.

The IFRS on share-based payment transactions, which provides a fair value approach to accounting for share based payments, has been issued in the first quarter 2004. The effective application date will be January 1, 2005. The transitional provisions will require prospective application for equity settled stock incentive plans. As a result, the Group does not provide a pro forma impact on the income statement and earnings per share that would have applied had the transition provision required retrospective application.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

18	ADDITIONAL INCOME STATEMENT DATA AND RELATED DISCLOSURES

The Group’s personnel expense and number of employees were as follows:

	Year ended December 31
	2003	2002	2001
Gross personnel costs	387,863	317,415	298,146
Less amount capitalized	26,429	29,638	38,014

Net charge to income	361,434	287,777	260,132

Average number of employees	5,130	4,088	3,922

The Group’s net interest expense was as follows:

	Year ended December 31,
	2003	2002	2001
Interest expense	17,750	22,486	27,460
Less interest income	2,037	3,116	3,127

Net interest expense	15,713	19,370	24,333

19	FINANCIAL INSTRUMENTS

a)	Objectives and significant terms and conditions

The Group uses the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market prices:

i)	Currency derivatives

The Group has risks associated with fluctuations in currency exchange rates and uses currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward and option contracts for the management of these exchange rate exposures.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2003, the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
					OCI	CTA	P&L	Total
Cash flow hedge	Forward	USD	2004	125,741	19,451	—	2,797	22,248
			2005	52,716	6,365	—	—	6,365
		Others	2004	(33,999)	1,425	—	407	1,832
			2005	(26,039)	1,994	—	—	1,994
	Options	USD	2004	24,545	1,934	—	15	1,949
			2005	30,278	2,885	—	377	3,262
			2006	16,129	125	—	93	218

Net equity investments	Forward	USD	2004	36,283	—	4,346	—	4,346
		Others	2004	9,531	—	235		235
	Options	USD	2004	11,876	—	1,032	—	1,032
			2005	38,005	—	2,684	—	2,684

Others	Forward	USD	2004	46,709	—	—	2,615	2,615
		Others	2004	(12,059)	—	—	832	832
			2005	(3,120)	—	—	40	40

	IRS	EUR	2009	10,048	—	—	178	178

Premium paid					—	—	—	2,738

Total					34,179	8,297	7,354	52,568

Total short term (Note 5)					22,810	5,613	6,666	35,680

Total long term					11,369	2,684	688	16,888

(*)	“Others” includes derivative instruments which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Derivative Liabilities

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
					OCI	CTA	P&L	Total
Cash flow hedge	Forward	USD	2004	27,979	3,098	—	129	3,227
			2005	4,453	444	—	—	444
		Others	2004	25,870	1,463	—	429	1,892
			2005	20,661	1,285	—	—	1,285
	Options	USD	2004	24,545	—	—	441	441
			2005	19,873	—	—	1,065	1,065

Net equity investments	Forward	USD	2004	15,568	—	4,355	—	4,355
		Others	2004	743	—	23	—	23
	Options	USD	2004	11,876	—	—	279	279
			2005	38,005	—	—	1,150	1,150

		Others	2004	30,300	—	—	815	815
	IRS	EUR	2005	50,000	—	—	1,036	1,036

Total					6,290	4,378	5,344	16,012

Total short term (Note 5)					4,561	4,378	2,093	11,032

Total long term (Note 13)					1,729	—	3,251	4,980

(*)	“Others” includes derivative instruments which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.

During the year 2003, the Group entered into certain derivative instruments designated as cash flow hedge for which the underlying transaction is expected to occur in 2004. These derivative instruments have been cancelled in 2003. The cumulative gain on these hedging instruments at the time of cancellation was KEURs 2,142 and is included in equity as of December 31, 2003 until the forecasted transaction occurs. The balance amount related to derivative instruments cancelled in 2002 that remained in equity as of December 31, 2002 amounting to KEURs 549 has been reclassified to the statement of income in 2003 at the time the underlying transaction occurred.

Additionally, of the total outstanding derivative instruments in equity as of December 31, 2002, a net gain of 6,309 has been reclassified to the statement of income in 2003. Of the outstanding derivative instruments in equity as of December 31, 2001, a net loss of KEURs 1,505 was reclassified to the statement of income during the year 2002.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2002 the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
					OCI	CTA	P&L	Total
Cash flow hedge	Forward	USD	2003	74,664	7,722	—	1,976	9,698
			2004	59,884	6,269	—	—	6,269
			2005	6,866	1,058	—	—	1,058
		Others	2003	49,732	95	—	129	224
			2004	1,092	4	—	—	4

Net equity investments	Forward	USD	2003	118,673	—	7,595	—	7,595
			2003	12,609	—	300	—	300

Others	Forward	USD	2003	91,270	—	—	2,091	2,091
			2003	15,956	—	—	673	673
	Options	USD	2003	28,607	—	—	(243)	(243)

Premium paid					—	—	—	244

Total					15,148	7,895	4,626	27,913

Total short term (Note 5)					7,817	7,895	4,626	20,582

Total long term					7,331	—	—	7,331

(*)	”Others” includes derivative instruments which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	The notional amounts for year 2002 have been calculated using the 2002 year end exchange rate.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Derivative Liabilities:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
					OCI	CTA	P&L	Total
Cash flow hedge	Forward	USD	2004	6,866	935	—	—	935
		Others	2003	32,184	1,166	—	428	1,594
			2004	42,677	848	—	—	848
			2005	20,391	43	—	—	43

Net equity investments	Forward	USD	2003	15,019	—	1,985	—	1,985
			2004	13,588	—	1,688	—	1,688
		Others	2003	312	—	35	—	35

Others	Forward	USD	2003	10,980	—	—	67	67
		Others	2003	16,822	—	—	382	382

Total					2,992	3,708	877	7,577

Total short term (Note 5)					1,166	2,020	877	4,063

Total long term (Note 13)					1,826	1,688	—	3,514

(*)	”Others” includes derivative instruments which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	The notional amounts for year 2002 have been calculated using the 2002 year end exchange rate.

ii)	Interest rate derivatives

To limit the Group´s exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap were KEURs 12,501 and KEURs 14,494 as of December 31, 2003 and 2002, respectively. The estimated fair value of this contract, based on the net present value of the future

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

cash flows, was an unrealized loss of KEURs 372 and KEURs 696 as of December 31, 2003 and 2002 respectively. Of the total fair value of interest rate derivatives included in equity as of December 31, 2002, a net loss of KEURs 203 has been reclassified to the statement of income during the year 2003.

In 2002, the Group entered into two interest rate swap agreements starting October 18, 2002 ending October 20, 2003 and starting November 29, 2002 ending November 29, 2005 with bullet principals of KEURs 50,000 and KEURs 100,000 respectively. These agreements entitled the Group to receive interest at floating rates and pay at a fixed rate of 3.23% and 3.423% respectively. The agreements entered into are to limit the Group’s exposure to increases in interest rates of its credits and loans. During 2003, the bullet principal of the outstanding agreement was reduced to KEURs 50,000. Additionally, in June the Group entered into a new agreement ending June 5, 2009. The principal amounted to KEURs 10,799 and would be reduced during the life of the agreement. As of December 31, 2003 the bullet principal amounts to KEURs 10,048. This agreement entitles the Group to receive interest at floating rates and pay at a fixed rate of 2.6775%. The fair value of these agreements as of December 31, 2003 and 2002 is an unrealized loss of KEURs 858 and KEURs 1,816 respectively, being the former treated for accounting purposes as an ineffective hedge. As a result of the year end change in the interest payment structure of the Group’s credits and loans, these structures do not qualify for hedge accounting as of December 31, 2003.

iii)	Equity related instruments

•	Warrants issued

As a result of certain commercial agreements in the IT services area and other areas during the year 2000 the Group issued warrants to purchase 10,668,000 of its class “A” shares at exercise prices ranging from EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of class “A” shares issued on the date of the contract. Therefore, any increase in the number of issued class “A” shares could require a corresponding increase in the number of warrants. As of December 31, 2003, these warrants are fully vested. Expiration dates for these warrants are during the years 2004 and 2005.

The warrants mentioned above are classified as follows at December 31:

Cash settlement option	Number of warrants as of
	December 31, 2003	December 31, 2002
Yes	5,900,000	5,900,000
No	4,768,000	4,768,000

	10,668,000	10,668,000

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

As a result of the removal of the cash settlement option on 2,950,000 warrants of Amadeus class “A” shares on June 5, 2002, these warrants were re-denominated as equity instruments. Due to this re-denomination, KEURs 1,505 were credited to equity under the “Additional paid-in capital” caption with a corresponding reduction in the “Other long-term liability” caption. This amount relates to the fair value of the warrants as of the date of removal of the cash settlement option and no subsequent remeasurement to market value is performed.

The initial fair value of the 1,818,000 warrants, vested in 2001, which are considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the “Additional paid-in capital” caption.

The fair value of the warrants with cash settlement, that are considered to be financial liabilities, as of December 31, 2003 and 2002, is KEURs 59 and KEURs 295 respectively. The unrealized gains recognized as other income, in respect of these warrants, during the years ended December 31, 2003 and 2002 are KEURs 236 and KEURs 4,514, respectively.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class “A” shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company’s share price.

•	Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, during the year 2000 the Group entered into equity swap agreements which allowed Amadeus to buy 12,812,858 of its class “A” shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to these agreements were at interest rates of 2.50% to 3.56% and 3.53% to 4.14% during 2003 and 2002, respectively. These costs are recognized in the “Financial expenses” caption and amount to 478 KEURs and 4,510 KEURs during 2003 and 2002, respectively.

During 2001 and 2002, part of these agreements were treated as equity instruments as a result of removal of their cash settlement option and another part was converted into Treasury shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The current situation of these agreements is as follows:

	Number of shares
	December 31, 2002	Cancellations	December 31, 2003
Interim cash settlement	1,812,462	(1,812,462)	—
No interim cash settlement	4,500,000	—	4,500,000
Converted into Treasury shares	6,500,396	—	6,500,396

	12,812,858	(1,812,462)	11,000,396

The fair value of the equity swap agreements which are not treated as equity instruments (based on quoted market prices and using the intrinsic valuation method), for the years ended December 31, 2003 and 2002, resulted in a gain of KEURs 2,658 and an unrealized gain of KEURs 3,898, respectively, included in the statement of income under the “Other income (expense)” caption.

•	Warrants and options received

During 2002, as a component of certain commercial agreements, the Group received options on shares of other companies. The conversion into shares depended on certain contractual conditions. An after tax loss of KEURs 34 was recognized as of December 31, 2002. These options have matured in 2002.

•	Investments in securities

Additionally, as of December 31, 2003, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2003, the Group recorded in the statement of changes in shareholders’ equity an unrealized gain of KEURs 2,651, resulting from changes in fair values of these assets for which fair value is reliably determinable. The fair values of these securities as of December 31, 2003 was KEURs 9,781 and are recorded in the “Other long-term investments” caption.

b)	Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

c)	Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2003 and December 31, 2002 was approximately KEURs 114,911 and KEURs 120,575, respectively.

d)	SITA INC NV depository certificates

As of December 31, 2003 and 2002 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stiching “the SITA Information Networking Computing Foundation” (“the Foundation”), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included in the “Long-term investments” caption.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders’ agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

20.	TAXATION

The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case. Income tax returns cannot be considered definitive until its expiration or acceptance by the Tax Authorities and, independently that fiscal legislation is susceptible to different interpretations, it is estimated that whatever additional fiscal liability may arise as a consequence of an eventual tax inspection will not have significant effect on the consolidated financial statements considered as a whole. In this regards in December 2003, the French Tax Authorities issued a tax assessment on Amadeus s.a.s. for the fiscal years 2000 and 2001. Irrespective of the final outcome of the administrative / legal process initiated by the company, in case that the final tax assessment materialises, it will not have significant effect on the consolidated financial statements due to the bilateral tax adjustment to be applied at group level.

Income tax expense was as follows:

	Year ended December 31
	2003	2002	2001
Current	117,455	100,102	65,689
Deferred	4,727	15,718	34,397

Total	122,182	115,820	100,086

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2003	2002
	%	%
Statutory income tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.8	0.4
Permanent differences due to goodwill amortization	3.9	1.9
Other permanent differences	0.3	1.1
Losses with no tax benefit recognition	1.3	0.4
Other	(1.4)	(0.3)

Effective income tax rate	39.9	38.5

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders’ equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved during the year 2003 and 2002 and effective beginning January 1, 2004 and January 1, 2003 respectively, this deferred tax asset was decreased during the year 2003 which has resulted in a corresponding debit to retained earnings of KEURs 3,119 and increased during the year 2002 which has resulted in a credit to retained earnings of KEURs 3,466.

A detail of tax receivables and payables as of December 31 is as follows:

	2003	2002
Tax receivable
Income tax	20,929	32,737
VAT	17,751	21,019
Others	3,343	1,606

Total	42,023	55,362

Tax payable
Income tax payable	35,181	11,147

Total	35,181	11,147

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The Group’s deferred tax balances as of December 31, are as follows:

	2003	2002
Assets
Amadeus Operations KG—acquisition	84,043	96,848
Unused tax losses	27,822	37,375
Unused investment tax credits	25,131	19,727
Finance leases	2,389	2,549
Net cancellation reserve	14,690	12,548
Depreciation and amortization	20,586	19,831
Bad debt provision	8,867	9,074
Hedge accounting	1,258	729
Employees benefits	7,305	8,233
IPO cost	1,352	3,072
Other	8,953	11,858

	202,396	221,844
Netting (see Note 2)	(76,281)	(85,961)

	126,115	135,883

Liabilities
Unrealized gains—foreign currency and financial instruments	33,512	22,581
Provision for decline in value of investments	68,618	49,425
Depreciation and amortization	33,717	27,626
Capitalization of IT related costs	5,679	7,474
Purchased Intangible Assets	16,806	—
Other	20,177	24,195

	178,509	131,301
Netting (see Note 2)	(76,281)	(85,961)

	102,228	45,340

Acquisitions of new subsidiaries generated KEURs 2,429 of acquired deferred tax liabilities and KEURs 1,419 of acquired deferred tax assets in 2003 and 2002, respectively as well as KEURs 16,837 and KEURs 34,270 of investment tax credits during 2003 and 2002. Deferred taxes charged to equity during 2003 and 2002 were of KEURs 12,568 and KEURs 13,405, respectively, mainly relating to cash flow and net equity investment hedges.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The following table shows the expiration date of unused tax losses for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability as of December 31:

	2003	2002
Year(s) of expiration
0-1	101	49
1-2	611	1,786
2-3	77	2,354
3-4	1,385	4,524
4-5	1,650	1,802
Unlimited	15,166	8,869

Total	18,990	19,384

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

21    EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2003, December 31, 2002 and December 31,2001 is as follows:

	Class “A” shares as of December 31, 2003	Class “A” shares as of December 31, 2002	Class “A” shares as of December 31, 2001	Weighted average number of class “A” shares as of December 31, 2003	Weighted average number of class “A” shares as of December 31, 2002	Weighted average number of class “A” shares as of December 31, 2001
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000

Treasury shares and other similar equity instruments	(20,002,843)	(20,211,730)	(8,706,413)	(20,156,222)	(14,327,962)	(6,759,802)

Total shares outstanding	569,997,157	569,788,270	581,293,587	569,843,778	575,672,038	583,240,198

Dilutive effect of warrants, stock options and stock grants	722,393	1,780,707	1,623,214	853,736	1,133,020	1,355,069

Total number of diluted shares	570,719,550	571,568,977	582,916,801	570,697,514	576,805,058	584,595,267

	Class “B” shares as of December 31, 2003	Class “B” shares as of December 31, 2002	Class “B” shares as of December 31, 2001	Weighted average number of class “B” shares as of December 31, 2003	Weighted average number of class “B” shares as of December 31, 2002	Weighted average number of class “B” shares as of December 31, 2001
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100

Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100

Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100	219,983,100

For the purposes of allocating earnings between the class “A” and class “B” shares, the assumption is made that the maximum economic rights attributable to the class “B” shares would be according to the dividend calculation described in Note 14. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class “B” shares first and the remainder to the class “A” shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

The calculation of basic earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2003	2002	2001
Net income in KEURs	160,114	147,087	132,723
Weighted average number of class “A” shares outstanding	569,843,778	575,672,038	583,240,198
Weighted average number of class “B” shares outstanding	219,983,100	219,983,100	219,983,100

Basic earnings per class “A” share, in EURs	0.28	0.26	0.23

Basic earnings per class “B” share, in EURs	—	—	—

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2003	2002	2001
Net income in KEURs	160,114	147,087	132,723
Weighted average number of diluted class “A” shares outstanding	570,697,514	576,805,058	584,595,267
Weighted average number of diluted class “B” shares outstanding	219,983,100	219,983,100	219,983,100

Diluted earnings per class “A” share, in EURs	0.28	0.25	0.23

Diluted earnings per class “B” share, in EURs	—	—	—

22.    ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of December 31, are as follows:

	2003	2002	2001
Cash on hand and balances with banks	22,507	17,239	17,689
Short-term investments	19,594	1,063	922

	42,101	18,302	18,611

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

23.	AUDITING SERVICES

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte & Touche and related companies amount to KEURs 1,248 and KEURs 1,218 for the years ended December 31, 2003 and 2002, respectively.

Additionally, fees for services similar to audits (such as due diligence, purchase audits, etc.) and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte & Touche and related companies amount to KEURs 725 and KEURs 906 for the year ended December 31, 2003 and KEURs 793 and KEURs 1,039 for the year ended December 31, 2002, respectively.

24.	SUBSEQUENT EVENTS

On December 19, 2003 Amadeus exercised its right of first refusal for the acquisition of Amadeus Brazil, increasing its participation to 69%. According to Brazilian legislation, the legal effect of such action is retroactive to the exercise date once documents have been accepted, during thirty days following the date of execution, by the Registra. The acceptance of the documents was on January 16, 2004 and, therefore, the legal effect of the increase in participation is retroactive to December 19, 2003. Notwithstanding the above, Amadeus has not fully consolidated this subsidiary as it had not taken effective control as of December 31, 2003. On January 8, 2004, Amadeus exercised again its right of first refusal to acquire an additional participation of 7%, controlling now 76% of the share capital. The total cash consideration paid amounted to approximately USDs 3.8 million.

As part of the restructuring process of certain activities within the Amadeus Group, on February 10, 2004, the Board of Directors of ICSA-T NV has proposed the dissolution of the company and has called an extraordinary Shareholders’ meeting for March 10, 2004, for its discussion and / or approval if so decided. The business of ICSA-T NV will continue being carried out by other entities of the Group.

On February 13, 2004 Lufthansa sold 13.2% of its class “A” shares in Amadeus Global Travel Distribution representing approximately 2.8% of the total share capital. Accordingly, Lufthansa stake in Amadeus has been reduced to approximately 5.05% of class “A” shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

25.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Amadeus Group are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). The most significant differences are as follows:

Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GA AP been applied instead of IFRS:

	Item #	Net Income			Shareholders´ Equity
		For the Years Ended December 31,			As of December 31,
		2003	2002	2001	2003	2002
Amounts per accompanying consolidated financial statements		160,114	147,087	132,723	757,713	622,340
Increase (decrease) due to:
Goodwill
—Amortization of goodwill	1.1	26,685	15,705	696	40,990	15,303
—Negative Goodwill	1.2	(917)	(786)	—	367	(786)
—Impairment of Goodwill	1.3	(15,989)	—	—	(16,880)	—
Reversal of goodwill and deferred tax asset from contingent consideration	2	—	—	—	(27,269)	(26,519)
Reversal of liability from contingent consideration	2	—	—	—	27,269	26,519
Reversal of interest expense from contingent consideration	2	1,294	512	—	1,806	512
Capitalization of software developed for internal use	3	2,219	(2,638)	(6,449)	(10,468)	(12,687)
US GAAP adjustments of equity investees	4	11,699	14,240	—	27,228	14,179
Tax effect of the above adjustments	5	(1,215)	806	2,278	2,962	4,404

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		183,890	174,926	129,248	803,718	643,265
Cumulative effect of a change in accounting principle:
Negative goodwill, as of January 1, 2002	1.2	—	3,862	—	—	3,862

Amounts under U.S. GAAP		183,890	178,788	129,248	803,718	647,127

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

BASIC EARNINGS PER SHARE	2003	2002	2001
Basic income per share, under U.S. GAAP, before cumulative effect of a change in accounting principle	0.323	0.304	0.222

Cumulative effect of a change in accounting principle, per share	—	0.006	—
Basic net income per share in accordance with U.S. GAAP	0.323	0.310	0.222

DILUTED EARNINGS PER SHARE	2003	2002	2001
Diluted income per share, under U.S. GAAP, before cumulative effect of a change in accounting principle	0.322	0.303	0.221

Cumulative effect of a change in accounting principle per share	—	0.007	—
Diluted net income per share in accordance with U.S. GAAP	0.322	0.310	0.221

SHARES (in thousands)	2003	2002	2001
Weighted average number of basic shares	569,844	575,672	583,240
Weighted average number of diluted shares	570,698	576,805	584,595

Statement of changes in shareholders’ equity	2003	2002
U.S. GAAP shareholders’ equity at January 1	647,127	586,094
Net income for the year, under U.S. GAAP	183,890	178,788
(Acquisitions)/disposals of treasury shares, net	1,151	(66,447)
Redemption of class “B” shares	—	—
Equity swap transactions	—	(9,600)
Warrants issued	(3,543)	1,505
Dividend	(29,998)	(37,999)
Tax benefit from acquisition of Amadeus Operations KG	(3,120)	3,466
Other	(43)	679
Accumulated other comprehensive income (loss):
Translation adjustments under IFRS (including net investment hedge)	(7,794)	(17,217)
Additional translation adjustment under U.S. GAAP	(2,558)	(1,172)
Unrealized holding gain (loss) on available for sale securities, net of tax	2,651	(2,129)
Minimum pension liability, net of tax of KEURs 988	1,614	(1,614)
Other derivatives and hedging activities, net of tax	14,341	12,773

U.S. GAAP shareholders’ equity at December 31	803,718	647,127

The differences included in the Reconciliation Table above are explained in the following items:

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

1.	Goodwill

1.1	Amortization of Subsidiary Goodwill

Under IFRS, goodwill should be amortized on a systematic basis over its useful life. The amortization period should reflect the best estimate of the period during which future economic benefits are expected to flow to the enterprise. The company is amortizing goodwill applying the straight-line method over 4-10 years.

Under U.S. GAAP, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 shall not be amortized, and any existing goodwill at January 1, 2002 is no longer amortizable for U.S. GAAP purposes beginning on such date according to SFAS No. 142, Goodwill and other Intangible Assets (SFAS 142).

Accordingly, net income for the years ended December 31, 2003, 2002 and 2001 should be increased by KEURs 26,685, KEURs 15,705, and KEURs 696, respectively.

1.2	Negative Goodwill

Under IFRS, if negative goodwill arising in a business combination is related to expectations of identifiable future losses and expenses that can be measured reliably at the date of acquisition, that portion of negative goodwill should be recognized as income in the income statement when the future losses and expenses are recognized. Otherwise, the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets should be recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; and the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets should be recognized as income immediately.

Under US GAAP and for acquisitions initiated after June 30, 2001, negative goodwill is initially allocated on a pro-rata basis against the carrying amounts of certain acquired non-financial assets, with any excess recognized as an extraordinary gain. Additionally, in accordance with SFAS No. 141, Business Combinations (SFAS 141), any unamortized deferred credit at January 1, 2002 related to an excess over cost shall be written off and recognized as the effect of a change in accounting principle.

Therefore, negative goodwill outstanding on January 1, 2002 has been written off to income as the cumulative effect of a change in accounting principle, and negative goodwill amortization recorded under IFRS is reversed for the years ended December 31, 2003 and 2002.

Accordingly, net income for the years ended December 31, 2003 and 2002 has been increased (decreased) by KEURs (917) and KEURs 3,076, respectively, of which, in 2002, KEURs 3,862 represented the effect of the change in accounting principle (of this amount, 1,792 relates to equity investees), and KEURs (786) the reversal of subsidiary negative goodwill amortization recorded under IFRS.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

1.3    Impairment of Goodwill

Effective January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit (RU) level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). (See items 1.1 and 4 for reversal of goodwill amortization adjustment).

The Company has performed the transitional goodwill impairment test required by SFAS 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002 and December 31, 2003. Goodwill in each reporting unit is tested for impairment during the third and fourth quarter of every year. As a result of these analyses, the Company has determined that no impairment of goodwill was required upon the adoption of SFAS 142 or for the year ended December 31, 2002.

During 2003, the Company performed an impairment test under IFRS, as a result of impairment indicators arising in the third quarter of 2003, on the goodwill arising from the purchase of the Consortia Business unit (see Note 7). The test was performed by comparing the carrying value of the reporting unit (including goodwill) to its fair value. From this analysis, an impairment loss of KEURs 9,961 was determined and recorded under IFRS for the year ended December 31, 2003. Under U.S. GAAP, the Company has performed Step 2 of the SFAS 142 goodwill impairment test in the fourth quarter of 2003 to determine the implied fair value of goodwill. Based on this analysis, the Company has identified an unrecognised intangible asset, arising from contracts established with the travel agencies that form the consortium, which has been valued using an income approach, specifically the multi-period excess earnings method (MEEM). The identification and valuation of this intangible asset reduces the implied fair value of goodwill by approx. KEURs 2,425.

Additionally, the Company has recorded, under IFRS, an impairment loss amounting to KEURs 4,067 for the entire goodwill balance arising in a subsidiary engaged in e-commerce activities and another subsidiary which has been dissolved in 2004 (Notes 7 and 24).

As a result of the goodwill impairment analyses performed under U.S. GAAP, the impairments recorded under IFRS have been maintained, and an additional impairment charge of KEURs 15,989 has been recorded for the year ended December 31, 2003 as a result of the higher carrying amount of goodwill caused by its non-amortization under U.S. GAAP and the identification of unrecorded intangibles in the Step 2 process.

The fair value of the reporting units is determined based on income, market approaches, and cost approaches. The income approach used considered the present value of earnings attributable to the reporting unit or costs avoided as a result of owning the reporting unit. The market approach considered examination of transactions involving the sale of comparable assets. The cost approach considered

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

the reproduction/replacement cost adjusted for depreciation and obsolescence.

2.    Contingent Consideration

In the third quarter of 2002, Amadeus acquired a 95% stake of AMADEUS SCANDINAVIA AB, while in the first quarter of 2003 it acquired the remaining 66% of Amadeus Germany GmbH (Start Amadeus). A part of the purchase price in both acquisitions consisted of a contingency based on future bookings of the acquired companies.

Under IFRS, in accordance with IAS 22, Business Combinations, this type of contingency should be included in the cost of the acquisition as of the date of acquisition if the contingency is probable and the amount can be measured reliably. Therefore the Company has included in the cost of the acquisitions the net present value of the deferred consideration.

Under US GAAP, in accordance with SFAS 141, the outcome of the contingency shall be disclosed but not recorded as a liability at its nominal amount at the acquisition date unless the outcome of the contingency is determinable beyond a reasonable doubt, this is when the contingency is resolved and consideration is issued or becomes issuable.

Accordingly, goodwill and the deferred tax asset recognized for the related investment tax credits, as well as the respective long-term and short term liability and the interest expense recognized under IFRS, have been eliminated for U.S. GAAP purposes; the acquisition cost is adjusted instead as the booking objectives are achieved in each period.

3.    Capitalization of Software Developed for Internal Use

Under IFRS, the Company has capitalized certain administrative costs as a part of the software developed for internal use, according to the fact that the mentioned costs are direct costs of the capitalized projects.

Under US GAAP, according to SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, these administrative costs should not be capitalized. Therefore, net income for the years ended December 31, 2003, 2002 and 2001 should be increased (decreased) by KEURs 2,219, KEURs (2,638), and KEURs (6,449), respectively.

4.    U.S. GAAP Adjustments of Equity Investees

This reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to Accounting Principles Board Opinion No. 18 (APB 18), The Equity Method of Accounting for Investments in Common Stock, and the related equity method goodwill. These adjustments relate to the reversal of equity goodwill amortization, negative goodwill, and goodwill impairment, and represented an increase in net income for the years ended December 31, 2003 and 2002 of KEURs 11,699 and KEURs 14,240, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

5. Tax Effect of the Above Adjustments

Tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109, Accounting for Income Taxes.

Other	Significant Accounting Policies

Revenue	Recognition

Amadeus provides various travel marketing and distribution services through the Global Distribution system. As compensation for services provided, fees are collected from airline, car rental and hotel vendors and other providers of travel-related products and services for reservations booked through the Amadeus system. Revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. This booking fee cancellations reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require Amadeus to refund a booking fee, the Company assumes that an immediate re-booking, without loss of revenue, follows a significant percentage of cancellations. This assumption is based on historical rates of cancellations/re-bookings and has a significant impact on the amount reserved. If circumstances change (i.e., higher than expected cancellation rates or changes in booking behaviour), estimation of future cancellations could be increased by material amounts and Amadeus´ revenue decreased by a corresponding amount.

Revenue for car, rental, hotel bookings and other travel providers is recognized at the time the reservation is used by the customer.

The Company also enters into service contracts with subscribers to provide access to the system, hardware, software, hardware maintenance and other support services. Fees billed on service contracts are recognized as revenue in the month earned.

Impairment of Long-Lived Assets

On January 1, 2002, Amadeus adopted, under U.S. GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (“SFAS 121”) and establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment.

Under IFRS, and consistent with the impairment model established in SFAS 144, the Company wrote down, in 2002 and 2003, certain software development projects related to the leisure travel industry that have been stopped, and in 2003, certain licences that have been replaced by new ones and have thus become obsolete (see Note 7).

Derivative Instruments and Hedging Activities

Under U.S. GAAP, the Company adopted, effective January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value as of January 1, 2001 shall be reported as a transition adjustment in net income or other comprehensive income (“OCI”), as appropriate, as the cumulative effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Under SFAS 133, if the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Under IFRS, the Company adopted, on January 1, 2001, IAS 39, Financial Instruments: Recognition and Measurement, which is not significantly different to SFAS 133 as applied to the Group (see Note 3o)). Therefore, an adjustment has not been recorded in the reconciliation above.

Guarantees Accounting

On January 1, 2003 under U.S. GAAP, Amadeus adopted the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The application of this interpretation has not had any effect on the consolidated financial position, results of operations, or cash flow of the Group.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002

(Expressed in Thousands of Euros-Keurs)

Recently Issued Accounting Pronouncements

SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R is effective for domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and for foreign plans beginning with fiscal years ending after June 15, 2004. SFAS 132R is effective for interim reporting period disclosures beginning after December 15, 2003 and after the provisions of this statement are adopted. The Company currently prepares financial statements in accordance with Item 17 of Form 20-F, and is therefore not required to provide financial statement disclosures required by U.S. generally accepted accounting principles and Regulation S-X. Accordingly, the Company does not expect to have any effect from the adoption of this revised standard.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows or results of operations.

SAB No. 104—Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

SAB No. 105—Application of Accounting Principles to Loan Commitments.

During 2004, the SEC has issued SAB No. 105, Application of Accounting Principles to Loan Commitments. The SAB is effective for loan commitments entered into after March 31, 2004. The Company does not anticipate any effect from the application of this Bulletin.