Form 20-F
period 2005-03-31
AIR FRANCE-KLM /FI
filed 2005-07-20
CIK 1110452

As filed with the Securities and Exchange Commission on July 20, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 1-32139

Air France-KLM

(Exact name of registrant as specified in its charter)

Not applicable	2, rue Robert Esnault-Pelterie 75007 Paris France	France
(Translation of registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Ordinary shares, nominal value €8.50 per share*

American Depositary Shares, each representing
one ordinary share

Warrants to purchase ordinary shares**

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

Presentation of Information

On May 3, 2004, Air France combined with KLM Royal Dutch Airlines. The financial condition and results of operations of KLM are included in those of Air France-KLM from May 1, 2004. On September 15, 2004, Air France transferred its assets, liabilities, businesses and operations to a French wholly-owned subsidiary in the “hive down” and was renamed Air France-KLM. In addition, the French wholly-owned subsidiary of Air France-KLM was renamed société Air France on such date. See “Item 4: Information on the Company—History of Air France-KLM—The Hive Down”. Accordingly, prior to March 31, 2004, we have given this information for Air France only. Investors are advised that any information regarding Air France given in this annual report, including, without limitation, any information on Air France contained in “Item 5: Operating and Financial Review and Prospects” are neither comparable to nor representative of the operations and results of operations and financial condition of Air France-KLM.

In this annual report, unless the context otherwise requires:

•	“Air France-KLM”, “we”, “us” and “our” mean Air France and KLM after completion of the exchange offer but before the hive down, and Air France-KLM and the combined operating companies after the hive down.

•	“Air France” refers to société Air France or Air France and its consolidated subsidiaries, as the context requires, either before or after the hive down, as the context requires.

•	“KLM” refers to KLM Royal Dutch Airlines or the KLM group, as the context requires.

•	the “combination” refers to the combination of the business and operations of Air France and KLM, the principal terms of which were set forth in a framework agreement.

•	the “exchange offer” refers to the offer launched on April 5, 2004 and completed on May 3, 2004 by Air France to acquire all of the outstanding common shares of KLM in exchange for Air France shares and Air France warrants, including Air France shares in the form of American Depositary Shares (ADSs) and Air France warrants in the form of American Depositary Warrants (ADWs).

•	the “framework agreement” refers to the framework agreement, including its schedules, entered into by Air France and KLM on October 16, 2003 setting forth the principal terms of the combination and the exchange offer, including the new corporate governance arrangements for Air France-KLM.

•	the “hive down” refers to the transfer, as approved on September 15, 2004, by Air France of its assets, liabilities, businesses and operations to Air France Compagnie Aérienne (which was renamed société Air France on such date).

•	the “privatization” refers to the effective transfer of a majority of Air France’s share capital on May 6, 2004 to the private sector upon the dilution of the French State’s shareholding upon the creation of 45,938,857 new Air France shares and 41,762,597 new Air France warrants to compensate the tender of KLM common shares in the exchange offer.

•	“United States” or “U.S.” are to the United States of America, references to “France” are to the Republic of France and references to “the Netherlands” are to the Kingdom of the Netherlands.

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

We caution that these statements are further qualified by the risk factors disclosed in this annual report that could cause actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Item 3: Key Information—Risk Factors”.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among other factors:

•	our ability to develop an integrated strategy for Air France-KLM,

•	the future level of air travel demand,

•	competitive pressure among companies in our industry,

•	changes in the cost of fuel or the exchange rate of the euro to the dollar and other currencies,

•	actions or decisions by courts and regulators or changes in applicable laws or regulations (or their interpretations), including the laws and regulations governing the structure of the combination, the right to service current and future markets and laws and regulations pertaining to the formation and operation of airline alliances,

•	our future load factors and yields,

•	the effects of terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs of security, the cost and availability of aviation insurance coverage and war risk coverage and the price of jet fuel,

•	the impact on our financial condition and results of operations of our transition to reporting under International Financial Reporting Standards,

•	industrial actions or strikes by our employees or employees of our suppliers or airports, and

•	changing relationships with customers, suppliers and strategic partners.

We also caution that the information given in this annual report with respect to Air France, including, without limitation, any information on Air France contained in “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” is neither comparable to nor representative of the operations and results of operations and financial condition of Air France-KLM.

Part 1

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial Data

Presented below are selected consolidated financial data of Air France-KLM as of and for the financial year ended March 31, 2005 and of Air France as of and for each of the financial years in the four -year period ended March 31, 2004. The financial condition and results of operations of KLM are included in those of Air France-KLM from May 1, 2004. The selected consolidated financial data have been derived from the audited consolidated financial statements of Air France-KLM or Air France, as the case may be. Air France-KLM’s consolidated financial statements for the year ended March 31, 2005 have been audited by Deloitte & Associés and KPMG S.A. its statutory auditors, as indicated in their report appearing elsewhere in this annual report. Air France’s consolidated financial statements as of and for the years ended March 31, 2003 and 2004 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. Air France’s consolidated financial statements as of and for the year ended March 31, 2002 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu).

The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in France (French GAAP). French GAAP differs in important respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of the principal differences between French GAAP and U.S. GAAP relevant to the consolidated financial statements, together with a reconciliation of net income and shareholders’ equity under French GAAP to net income and shareholders’ equity under U.S. GAAP, see notes 35 to 37 to the consolidated financial statements.

In the course of implementing IFRS, which we are required to follow in France as of April 1, 2005 for purpose of satisfying French regulatory requirements, we identified an error in the financial information prepared in accordance with U.S. GAAP as of and for the years ended March 31, 2004, 2003 and 2002 (including our April 1, 2001 opening balance sheet). As a result, we determined that it was necessary to restate our previously issued U.S. GAAP financial information. However, this restatement did not have any impact on our French GAAP financial statements. The restatement relates to the accounting for deferred taxes related to two perpetual loans contracted on 1989 and 1992, respectively, and that were not accounted for in accordance with SFAS 109, Accounting for Income Taxes. For the main impact of the restatement on net income and shareholders’ equity, under U.S. GAAP, see note 35 to the consolidated financial statements included elsewhere in this annual report.

Air France-KLM’s results of operations are not directly comparable to those of Air France because of the completion of the exchange offer. Air France’s results of operations for the financial years ended March 31, 2004 and 2003 are not directly comparable to those for the financial year ended March 31, 2002 because of changes to its accounting principles under French GAAP described in note 2.1 to the consolidated financial statements.

You should read the following selected consolidated financial data together with the consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended March 31,
	2005(1)		2004(2)	2003(2)	2002(2)	2001
	(in millions, except shares and per share data)
	(€)	($)(3)	(€)
Amounts in accordance with French GAAP:
Stockholders’ equity	5,161	6,693	4,062	3,994	3,961	3,874
Total assets	21,507	27,892	12,959	12,608	13,364	12,457
Long-term debt and capital leases	8,005	10,382	4,091	3,730	4,244	3,667
Common stock	2,290	2,970	1,868	1,868	1,868	1,868
Operating revenues	19,078	24,742	12,337	12,687	12,528	12,280
Operating income	497	645	139	192	235	443

Net income	351	455	93	120	153	421

Earnings per share(4)
Basic	1.36	1.76	0.43	0.55	0.70	1.93
Diluted	1.36	1.76	0.43	0.55	0.70	1.93
Dividend declared per share (in €)	0.15	—	0.05	0.06	0.10	0.22
Dividend declared per share (in dollars)(3)	—	0.19	0.06	0.07	0.12	0.26
Average number of shares outstanding (in thousands)(4)
Basic	258,705		216,909	217,269	217,688	218,515
Diluted	258,705		216,909	217,269	217,688	218,515

Notes:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	As a result of the changes to its accounting principles under French GAAP described in note 2.1 to the consolidated financial statements, for Air France’s consolidated financial statements for the financial year ended March 31, 2003 and subsequent periods, Air France decided to adopt, with retrospective application as of April 1, 2002, an individual component approach whereby it recognizes or capitalizes costs attributable to major airframe inspections and engine maintenance of aircraft held under full ownership and capital leases measured under French GAAP. Prior to April 1, 2002, Air France recorded a provision for costs related to major airframe inspections and directly expensed engine maintenance costs under French GAAP. The adoption of the component approach also requires the recording of net provisions for major overhauls of aircraft held under operating leases.
(3)	Translated solely for convenience at the noon buying rate on March 31, 2005 of $1.2969 per €1.00
(4)	Excluding shares held by Air France-KLM.

	Year ended March 31,
	2005(1)		2004 (restated)(2)	2003 (restated)(2)	2002 (restated)(2)
	(in millions, except shares and per share data)
	(€)	($)(3)	(€)
Amounts in accordance with U.S. GAAP(4)
Stockholders’ equity	5,778.7	7,494.4	4,123.5	3,928.8	3,873.3
Total assets	23,402.8	30,351.2	14,575.0	13,924.5	14,358.5
Long-term debt and capital leases	8,710.3	11,296.5	4,932.8	4,605.1	4,931.9
Common stock	2,276.4	2,952.3	1,857.8	1,868.0	1,868.0
Operating revenues	19,066.7	24,727.6	12,295.6	12,669.2	12,544.4
Operating income	1,403.7	1,820.6	190.9	192.6	169.8

Net income	754.8	978.9	172.8	154.3	79.3

Net income per share(5)
Basic	2.92	3.78	0.80	0.71	0.36
Diluted	2.92	3.78	0.80	0.71	0.36
Dividend declared per share (in €)	0.15	—	0.05	0.06	0.10
Dividend declared per share (in dollars)(3)	—	0.19	—	0.07	0.12
Average number of shares outstanding (in thousands)(4)
Basic	258,705		216,909	217,269	217,688
Diluted	258,895		216,909	217,269	217,688

Notes:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	In the course of implementing IFRS, we identified an error in the financial information prepared in accordance with U.S. GAAP as of and for the years ended March 31, 2004, 2003 and 2002 (including our April 1, 2001 opening balance sheet). As a result, we determined that it was necessary to restate our previously issued U.S. GAAP financial information. However, this restatement did not have any impact on our French GAAP financial statements. The restatement relates to the accounting for deferred taxes related to two perpetual loans contracted on 1989 and 1992, respectively, and that were not accounted for in accordance with SFAS 109, Accounting for Income Taxes. For the main impact of the restatement on net income and shareholders’ equity, see note 35 to our Consolidated Financial Statements included elsewhere in this annual report. Risks Related to our Securities
(3)	Translated solely for convenience at the noon buying rate on March 31, 2005 of $1.2969 per €1.00.
(4)	We have provided amounts in accordance with U.S. GAAP as of and for the years ended March 31, 2005, 2004, 2003 and 2002. Air France was not required to issue financial statements in accordance with U.S. GAAP for any period prior to April 1, 2001. Accordingly, amounts for the financial year March 31, 2001 have been omitted from the table above.
(5)	Excluding shares held by Air France-KLM.

Exchange Rate Information

The following tables set forth, for the periods indicated, information concerning the noon buying rate expressed in dollars per euro. Such rates are provided solely for your convenience. No representation is made that the euro could have been, or could be, converted into dollars at the rates indicated below:

	Year ended March 31,
	Average(1)	High	Low	Period-end rate
2001	0.906875	0.9648	0.8270	0.8794
2002	0.879708	0.9310	0.8370	0.8717
2003	1.003283	1.1062	0.8750	1.0900
2004	1.180396	1.2845	1.0628	1.2289
2005	1.2653	1.3625	1.1801	1.2969

Note:
(1)	The average of the noon buying rates on the last day of each month during the period.

Month	High	Low
March 2005	1.2445	1.2099
April 2005	1.2366	1.1825
May 2005	1.2264	1.1822

The noon buying rate on July 19, 2005 was $1.2001 per euro.

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

The terrorist attacks in the United States on September 11, 2001 had a significant negative effect on the global economy, political stability and market conditions around the world. Airlines, in particular, experienced significant revenue losses and incurred substantial additional costs, principally as a result of a decrease in demand for air travel, significantly higher costs of insurance and passenger and aircraft security, and decreases in the resale prices of some types of aircraft. Regional instability following hostilities in Iraq has also had a material adverse effect on the airline industry. Any future terrorist attack, military action, or the threat of attacks or action, in the Middle East or elsewhere, could result in a general reduction in airline passenger traffic and prices for airline travel, newly imposed air traffic restrictions in affected regions and an increase in fuel or insurance costs, all of which could have a material adverse effect on our business. Additionally, passenger volumes may significantly decrease in the event of a medical epidemic or threat or fear of an epidemic. For example, the outbreak of SARS in 2003 resulted in a sharp reduction in air traffic and revenue related to Asia. The prolonged existence of a medical epidemic, or the perception that an outbreak has not been contained or may occur again in the future, may have a material adverse effect on the demand for our air services to or from affected countries.

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

Following the events of September 11, 2001, a number of countries took measures to help airlines extend coverage for damage caused to third parties on the ground as a result of terrorist acts, since the coverage available in the insurance market was limited. The French State and the Netherlands offered airlines, for a charge, an extension of coverage for loss amounts that exceeded the insurance coverage available in the market. From November 1, 2002, France and the Netherlands phased out this additional coverage at the direction of the European Commission, and European airline companies were required to obtain insurance coverage from private insurance companies. The United States, however, passed legislation permitting federal authorities to maintain government guarantees in favor of U.S. airline companies covering damage caused to third parties on the ground, passengers, crew and aircraft, at cost levels substantially below those borne by European airlines. In addition, in

February 2005, the U.S. government took over US Airways pensions for machinists and attendants in exchange for a financial stake in US Airways. Further, in May 2005, the U.S. government agreed to take over United Airlines pensions in exchange for a financial stake in its parent company, UAL Corp. Added to the substantial subsidies received from U.S. federal authorities and the costs of new security measures assumed by the U.S. federal authorities following the events of September 11, 2001, the reduced insurance costs paid by U.S. airlines have offered, and continue to offer, U.S. airlines a significant competitive advantage over their European competitors, particularly on routes over the North Atlantic. Similar measures taken by governmental authorities in the future may have a material adverse effect on our business.

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

Risks Related to the Business

The integration of Air France and KLM may be difficult and may not result in the benefits that we currently expect.

The development of Air France-KLM requires the integration of two major and complex activities that were run separately until the beginning of the financial year ended March 31, 2005. Air France-KLM may encounter difficulties with the integration of the activities of Air France and KLM and may not be able to achieve all of the objectives of and the synergies expected to result from the combination.

Regulatory authorities have imposed conditions and may impose additional conditions that could reduce the expected benefits of the combination.

Air France and KLM, in order to secure the approval of the combination by the European Commission on February 11, 2004, agreed to make a number of concessions in respect of the operations of Air France-KLM, including a commitment to release take-off and landing slots to competitors at certain airports. While we do not believe that compliance with these undertakings has had or will have a material adverse effect on our operations, the financial impact on us is difficult to predict with certainty.

Substantial competition from other major airlines, high-speed rail travel and “low-cost” airlines may harm our business.

The airline industry is highly competitive and prone to price discounting. The air travel market in the European Union has been fully liberalized and any European airline is able to compete with Air France and KLM in their domestic and European markets. Liberalization of the European market and the resulting competition among carriers has led to a general decrease of airfares and an increase in the number of competitors in many lines of business. We currently face substantial competition from other carriers. This competition is likely to increase further.

With respect to short-haul and medium-haul flights in or from France, the Netherlands and other European countries, we currently face competition from providers of alternative forms of transportation. In particular, we compete directly with the French high-speed train system (the TGV) on transportation to major French cities, which are the targeted market for Air France’s La Navette shuttle services. The Eurostar train service to London competes directly with Air France’s flights to London. An expansion of the TGV system within France or high-speed rail service within Europe generally could have a significant adverse effect on our business, financial condition and results of operations.

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

We may be adversely affected by high jet fuel prices.

After labor costs, fuel costs constitute the single largest portion of our operating costs and have a major impact on our results of operations. For the year ended March 31, 2005, fuel costs represented 14.3% of our operating expenses, an increase of 33.3% from the prior year on a pro forma basis. The price of jet fuel is usually correlated to the price of petroleum. The average price of Brent IPE petroleum for the financial year ended March 31, 2005 was $42.70 per barrel and between January and March 2005 was $47.88 per barrel, and between April and June 2005 was $52.85 per barrel. The price of Brent IPE petroleum on July 19, 2005 was U.S.$56.63 per barrel. The average price of jet fuel for the financial year ended March 31, 2005 was $440.42 per ton and between January and March 2005 was $487.30 per ton. These rates are very high by historical standards. Jet fuel costs may be affected by a number of factors, including fluctuations in the euro/dollar exchange rate, political events, war or the threat of war, and the coordinated pricing decisions of producer cartels such as OPEC. We seek to reduce this risk by hedging against the price of petroleum. We have additionally introduced a fuel surcharge per flight leg as from May 2004 which we increased in August 2004, October 2004, April 2005, and again in July 2005 due to the increasing price of fuel. We have also introduced a fuel surcharge on cargo operations. Notwithstanding the application of hedging policies, the introduction of a fuel surcharge and possible adjustments in fares across the industry during periods of sustained high fuel prices, high jet fuel costs have had a material adverse effect on our business, financial condition and results of operations in the past, and may have such an effect on us in the future. In addition, while we purchase our fuel in dollars, our reporting currency is the euro. Adverse fluctuations in foreign exchange rates may further exacerbate the effects of high fuel prices.

Fluctuations in foreign exchange rates and increases in interest rates may negatively affect our results.

Given the international nature of our business, we receive a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies, particularly dollars, and will be exposed to fluctuations in the exchange rates between those currencies and the euro. Our dollar revenues are less than our dollar costs, such as fuel costs and payments under aircraft operating leases. As a result, the sharp decline of the dollar against the euro has had a positive impact on our profitability by decreasing our costs more rapidly than its revenues. However, if the dollar were to increase in value against the euro, our costs would rise more rapidly than revenues, negatively affecting profitability. We estimate that Air France-KLM’s net exposure to the dollar (dollar costs minus dollar revenues) for the current financial year is approximately $2.2 billion. We seek to reduce this risk by hedging against currency fluctuations. With respect to the British pound and Japanese yen, we currently have more revenues than costs in those currencies, so that a decrease in their value would have a negative effect on our profitability. As a result, significant increases in the value of the dollar or, to a lesser extent, decreases in the value of the pound or yen, could have a material adverse effect on our business, financial condition and results of operations, despite our efforts to hedge against these fluctuations.

We are also exposed to increases in interest rates. At March 31, 2005, 20% of Air France-KLM’s net debt had variable rates of interest. A significant rise in interest rates could substantially increase the cost of this debt, reducing our net income.

The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance could have a material adverse effect on our business.

Maintenance and development of alliances and other strategic relations are critical to our business. Air France and KLM are members of the SkyTeam alliance with Aeroméxico, Alitalia, Continental Airlines, CSA Czech Airlines, Delta Air Lines, Korean Air and Northwest Airlines. We also have a joint venture with Alitalia. The success of these alliances depends in part on the actions and strategic plans of the other airlines over which we have little control. The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from the alliance altogether could have a material adverse effect on our business.

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

The airline industry is subject to environmental laws and regulations and will be subject to further environmental laws and regulations in the future. These environmental laws and regulations relate to, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, air emissions and environmental contamination clean-up. In recent years, French, Dutch, E.U. and U.S. regulatory authorities have issued a number of directives and other regulations including regulations relating to aircraft noise and age. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life. We expect to incur expenditures on an ongoing basis to comply with such regulations. Compliance with these laws could restrict our ability to modify or expand facilities or continue operations, or could require us to install costly pollution control equipment or incur other significant expenses, including remediation costs. See “Item 4: Information on the Company—Regulation of Air France-KLM—Other Regulatory and Legal Issues—Environmental Protection and Anti-Noise Standards”.

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

We are involved in various legal actions for which we have not recorded provisions because management believes they are without merit. Unfavorable outcomes of such actions could have a material adverse effect on the results of operations and weaken our liquidity position. See “Item 4: Information on the Company—Business—Legal Proceedings”.

High labor costs or an inability to conclude future collective labor agreements on satisfactory terms may result in a decrease in our operating margins.

Wage rates have a significant effect on our operating results. Our profitability could suffer if it is not able to conclude future collective labor agreements on satisfactory terms with our employees. For the year ended March 31, 2005, labor costs represented 31.8% of our operating expenses.

Labor disruptions could result in reduced revenues and increased costs.

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

Air France terminated operations in terminal 2E at Roissy-CDG on May 23, 2004, following the collapse of part of the roof of the newly built terminal. Terminal 2E was constructed and is owned by Aéroports de Paris (ADP) and was used primarily for Air France long- and medium-haul flights. Air France flights have been rerouted to the five other terminals at Roissy-CDG. Despite the unavailability of the facilities in terminal 2E, Air France has maintained its schedule as originally planned by relying on the remainder of the airport’s facilities. Certain Air France-KLM and SkyTeam flights have been reassigned to other terminals and certain long-haul flight times have been revised to accommodate the longer time required for ground services such as check-in, boarding and connections. In spite of the diminished service offerings available at terminal 2E and the increased costs associated with reassigning flights to other terminals, we believe these events have had no significant impact on our results of operations.

Although we are currently seeking compensation from the entities or persons liable for damages and the supplemental costs incurred in connection with the collapse of terminal 2E, there can be no guarantee that all of these costs will be reimbursed. Additionally, there can be no guarantee that Roissy-CDG’s remaining facilities will be sufficient to accommodate our regularly scheduled flights or that we will be able to maintain its flight schedule without incurring additional costs due to the rerouting of passengers or corresponding delays, which could have an adverse affect on our business, results of operations and financial condition.

We are obliged to adopt new accounting standards that may materially change our financial statements and financial reporting.

We currently prepare our consolidated financial statements in accordance with French GAAP and prepare a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP. E.U. regulations require that all companies whose securities are listed in the European Union, including Air France-KLM, must apply International Financial Reporting Standards (IFRS) in preparing their financial statements for financial years beginning on or after January 1, 2005. Our financial statements for the first quarter of the financial year ending on March 31, 2006 will be published in accordance with IFRS.

In order to establish comparative information for our IFRS financial statements to be published for the year ended March 31, 2006, we have prepared an opening balance sheet as at April 1, 2004, the date at which the impact of the transition will be recorded in shareholders’ equity. In accordance with the recommendations of the Autorité des Marchés Financiers (AMF) relative to financial communication during the transition period, we decided to present the quantifiable impact of the transition to IFRS on our financial position and performance for the year ended March 31, 2005, on the basis of currently available estimates. These transition accounts have been submitted to the SEC on Form 6-K on June 29, 2005. The preliminary IFRS information is based on IRFS standards and interpretations of the International Accounting Standards Board (“IASB”) that are currently known, as well as assumption regarding the future interpretation of IFRS by the IASB in areas where there is not yet any definitive interpretation. As a result, the definitive IFRS financial data for the year ended March 31, 2005 that we will publish with our March 31, 2006 financial statements may differ from the IFRS transition accounts as submitted. For a discussion of the main impacts of the transition to IFRS on our consolidated financial statements, see Form 6-K submitted to the SEC on June 29, 2005.

Applying these standards to our financial statements have an effect on a number of areas, including, among others, accounting for share-based compensation, goodwill and intangible assets, asset depreciation and classification of balance sheet positions as debt or equity. Principal differences in accounting methods relate particularly to the first application of international financial information standards (IFRS 1), deferred taxes (IAS 12), investments in associates (IAS 28), consolidation and separate financial statements (IAS 27) and business combinations (IFRS 3). Because our financial statements prepared in accordance with IFRS differ from financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

Risks Related to our Securities

Substantial sales of our shares or ADSs, or the issuance by us of equity-linked securities, could cause the price of our shares, ADSs, warrants and ADWs to decline.

The number of our shares available for sale or trading in the public markets has increased or may increase as a result of the exchange offer and the following other factors:

•	on December 9, 2004, the French State sold part of its shareholding in Air France-KLM, which, together with the completion of the related employee offering in April 2005, reduced its stake in the capital of Air France-KLM to less than 20%, and

•	shares representing 9.4% of the current share capital of Air France-KLM held in Air France-KLM savings plans on behalf of employee shareholders became eligible for sale from May 2004 by those employee shareholders.

In addition, on April 19, 2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1, 2020 convertible into and exchangeable for new and/or existing shares of Air France-KLM. See “Item 4: Information on the Company—Other Significant Developments After March 31, 2005”. A total of 21,951,219 Air France-KLM shares may be issued upon conversion or exchange.

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

We will pay any cash dividends on our shares in euro, and the ADS depositary will convert such euro amounts into dollars to pay any dividends on the ADSs. Exchange rate movements will affect the dollar value of these dividends as well as any other dollar distributions paid to you if you hold ADSs. Exchange rate movements will also affect the market value of our ADSs and ADWs.

Our interest in KLM may be diluted.

The State of the Netherlands may exercise an option to acquire the number of KLM preference shares B necessary to provide the State of the Netherlands with 50.1% of the capital stock and voting rights of KLM, irrespective of the total issued share capital of KLM at any given moment in the event that any key country served by KLM restricts, terminates or will restrict or terminate KLM’s operation of scheduled air services because of that country’s view that:

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

Our interest in KLM may be diluted as a consequence of the application of these requirements to KLM as explained in this annual report under the heading “—Risks Related to the Business—Our interest in KLM may be diluted”. In addition, in order to protect our authority to operate airline services in Europe and under relevant bilateral treaties, our articles of association, and the deposit agreement relating to our ADSs, contain compulsory transfer provisions whereby non-E.U. and, in certain cases, E.U. nationals, may be forced to sell all or part of their Air France-KLM shares or ADSs if 45% or more of our share capital or voting rights are held, directly or indirectly, by non-French nationals. See “Item 10: Additional Information—Form and Holding of Shares—Compulsory Transfer of Shares” and “Item 10: Additional Information—American Depositary Shares—Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France-KLM Shares”.

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

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold may be deprived of voting rights for up to two years on the demand of any shareholder or group of shareholders holding a minimum of 5% of our outstanding shares or voting rights. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, and you may be subject to a fine of €18,000 at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets.

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

The price at which our ADSs and ordinary shares trade may be influenced by a large number of factors, some of which will be related to the airline industry and equity markets generally. As a result of these factors, investors may not be able to resell their ADSs or ordinary shares at or above the price which they paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

•	Announcements by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	Sales of blocks of our shares by significant shareholders;

•	Potential litigation involving us or the airline industry generally;

•	Changes in recommendations by securities research analysts;

•	Fluctuations in foreign exchange rates and fuel prices;

•	The performance of other companies in the airline sector;

•	Regulatory developments in the principal markets in which we operate;

•	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments; and

•	General economic and market conditions.

Item 4: INFORMATION ON THE COMPANY

History of Air France-KLM

The key dates in the Air France-KLM combination were:

September 30, 2003	Air France and KLM officially announce their combination by means of an exchange offer for all outstanding KLM common shares in exchange for Air France shares and Air France warrants, including Air France shares in the form of ADSs and Air France warrants in the form of ADWs.

October 16, 2003	Air France and KLM finalize the combination agreements including specific agreements between Air France and the former shareholders of KLM, including the Dutch State.

February 11, 2004	Approvals for the combination are granted by the European and American antitrust authorities.

March 29, 2004	Approval for the combination is granted by the French Commission on Holdings and Transfers (Commission des participations et des transferts).

April 5, 2004	Air France commences its exchange offer for all outstanding KLM common shares.

May 5, 2004	Air France shares are admitted to official listing on Euronext Amsterdam. Air France ADSs and ADWs are listed on the New York Stock Exchange.

September 15, 2004	Hive down to transfer all the assets and liabilities of Air France, with the exception of treasury shares and Alitalia and KLM shares, to Air France-Compagnie Aérienne, a subsidiary company that changed its name to Air France. Reorganization of the group structure under Air France-KLM, a holding company for two principal operating subsidiary airlines, Air France and KLM.

Our corporate existence will continue, subject to dissolution or prolongation, until July 3, 2045.

Our registered office is located at 2, rue Robert Esnault-Pelterie, 75007 Paris, France and our telephone number is +33 1 41 56 75 14. Our postal address is 45, rue de Paris, 75747 Roissy CDG Cedex, France. We have designated Air France as our agent in the United States located at 125 West 55th Street, New York, NY 10019.

The Combination with KLM and the Exchange Offer

On October 16, 2003, Air France entered into the framework agreement with KLM in which Air France agreed to combine with KLM around the concept of “one group, two airlines”. The framework agreement provided for, among other things, an exchange offer for all KLM common shares, the establishment of an administered shareholding structure intended to protect KLM’s international air traffic rights during an interim period of three years, the conduct of a “hive down”, whereby Air France has incorporated a wholly-owned subsidiary into which the assets, liabilities, businesses and operations of société Air France have been transferred, KLM’s admission into the SkyTeam alliance and corporate governance arrangements for Air France-KLM. As a result of the combination, the French State no longer owns a majority of our share capital.

On April 5, 2004, Air France commenced its exchange offer for all of the outstanding KLM common shares, including KLM common shares in the form of ordinary shares and New York registry shares.

Upon closing of the subsequent offer period on May 21, 2004, holders of KLM common shares had tendered a total of 45,093,299 KLM common shares, representing approximately 96.33% of KLM’s common shares. Air France was effectively privatized as a result of the issuance of new Air France shares in the exchange offer, as the ownership of the French State was reduced to 44.7%. A limited number of KLM common shareholders who had not tendered in the exchange offer subsequently contacted us offering to sell their shares. We have entered into a number of privately negotiated transactions after which we currently hold 97.3% of the economic rights and 49% of the nominal share capital and voting rights in KLM. Pursuant to the framework agreement, Air France also purchased all of KLM’s outstanding priority shares, which give Air France certain special governance rights in KLM, and purchased depositary receipts representing all of KLM’s cumulative preference shares C. In addition, Air France entered into agreements entitling Air France-KLM to acquire cumulative preference shares A in KLM at the same time and in the same proportion that the French State reduces its shareholding in Air France-KLM, or more rapidly at the discretion of the State of the Netherlands.

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

In addition, Air France-KLM owns depositary receipts representing KLM common shares tendered in the exchange offer in excess of 49% of the nominal share capital and voting rights of KLM. These depositary receipts carry the economic rights, but not the voting rights, of the underlying KLM common shares. The underlying KLM common shares are held by Stichting Administratiekantoor KLM (SAK I), a foundation incorporated under Dutch law. Air France-KLM also owns depositary receipts representing KLM’s cumulative preference shares C. These depositary receipts carry the economic rights, but not the voting rights, of the underlying cumulative preference shares C. The underlying cumulative preference shares C are held by Stichting Administratiekantoor Cumulatief Preferente Aandelen C KLM (SAK II), another foundation incorporated under Dutch law. Each of SAK I and SAK II are managed by a board of three independent persons, one of whom was appointed by Air France, one by KLM and a chairman was appointed jointly by the appointees of Air France and KLM. A majority of the board members of each foundation, including the chairman, are Dutch nationals and residents. The decisions of each foundation’s board must be by unanimous consent.

As of the date of this annual report, the State of the Netherlands owns KLM cumulative preference shares A equal to 5.9% of the voting rights in KLM. The State of the Netherlands has agreed to decrease its ownership in KLM proportionally to any decrease of the French State’s ownership in Air France-KLM, by selling and transferring the relevant cumulative preference shares A to Air France-KLM or, if the transfer occurs before May 6, 2007, to SAK I, which in turn shall issue the corresponding depository receipts to Air France-KLM. If it chooses, the State of the Netherlands may sell and transfer, and Air France-KLM will be obligated to buy, cumulative preference shares A in addition to those required by any decrease in the French State shareholding. After May 6, 2007, Air France-KLM will be able to purchase cumulative preference shares A from the State of the Netherlands directly.

Air France-KLM may, at its sole discretion, retain this or a different form of administered shareholding arrangements after May 6, 2007.

The following chart sets forth the current structure of Air France-KLM at the date of this annual report:

The Hive Down

On September 15, 2004, Air France transferred its assets, liabilities, businesses and operations to a wholly-owned subsidiary in the hive down. In the same meeting, Air France changed its corporate name to Air France-KLM. Immediately thereafter, shareholders of the wholly-owned subsidiary approved the transfer of such assets, liabilities, businesses and operations to it and approved the issuance of shares to Air France-KLM in connection therewith. In the same meeting, the wholly-owned subsidiary changed its corporate name to société Air France. The hive down enables the wholly-owned subsidiary (under its new name société Air France) to carry out the businesses and operations previously conducted by Air France prior to the hive down.

We envisage that the combined group will ultimately be structured as one listed holding company, Air France-KLM, holding 100% of the nominal share capital and voting rights in two principal operating subsidiaries, Air France and KLM, as set forth in the chart below:

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

In the declaration, the French State committed, among other things, to reduce its shareholding in Air France-KLM, in one or more stages, to less than 20%, as soon as market conditions permit. The French State also undertook to vote its Air France-KLM shares in favor of the nomination to the Air France-KLM board of directors of a representative of the State of the Netherlands as long as it will have its own representative(s) on the Air France-KLM board of directors. In addition, both countries have agreed to reduce their equity participation in Air France-KLM, in the case of the French State, and in KLM, in the case of the State of the Netherlands, by a similar proportion over time, although the State of the Netherlands may reduce its shareholding more rapidly. KLM, Air France and the State of the Netherlands have agreed separately that Air France and KLM shall ensure that the place of effective management of KLM’s existing transport enterprise will be retained in the Netherlands for purposes of Dutch tax and the France-Netherlands double taxation convention at least until the bilateral treaty is ratified or the current convention is amended.

Assurances and Assurances Foundation

Air France and KLM granted assurances to the State of the Netherlands to preserve the network quality of KLM at Schiphol airport, while taking into account the best interests of Air France-KLM and its shareholders. The assurances granted to the State of the Netherlands have a term of five or eight years from May 6, 2004, depending on the assurance in question. In particular, the State of the Netherlands has agreed that each of Air France and KLM will remain an airline company operating from its home base in France and the Netherlands respectively and that each will retain its air operation certificate and operating licenses and will continue to fulfill the conditions necessary to maintain such licenses. In addition the State of the Netherlands has agreed to maintain KLM’s current portfolio of air traffic rights, other than those that have not been used by KLM for a period of 12 months.

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

Tripartite Alliance Coordination Agreement

On September 30, 2003, Air France, KLM and Alitalia entered into a tripartite agreement listing the conditions and principles under which Air France, KLM and Alitalia will conduct a three-way commercial alliance. Air France, Alitalia and KLM intend to establish a cargo partnership to integrate their cargo business and activities. Discussions among the parties are currently ongoing.

Corporate Governance Arrangements

In the framework agreement, Air France and KLM agreed to an extensive set of principles that will apply to the corporate governance and organization of Air France-KLM, including the establishment of the strategic management committee. For further information on our management structure, see “Item 6: Directors, Senior Management and Employees”.

History of Air France

The main stages in the development of Air France were:

1933	Air France is born out of the combination of five French airlines.

1945	Air France is nationalized.

1946	The Paris-New York service is inaugurated with a DC4 and a flight time of 23 hours and 45 minutes.

1959-1960	The first Caravelle and Boeing 707 aircraft are brought into service, with the latter model reducing the time of the Paris-New York service to 8 hours.

1976	Concorde is commissioned, first on the Paris-Rio, Paris-Caracas and Paris-Washington routes and then Paris-New York the following year, connecting the two cities in 3 hours and 45 minutes.

1990	Air France acquires UTA, founded in 1963.

1992	Air France and UTA merge, giving Air France a 72% stake in Air Inter after combining its own interest in this company with that of UTA.

1996	Air Inter becomes Air France Europe.

1997	Air France Europe is merged with Air France.

1999	Air France is successfully floated, with the participation of 2.4 million private individuals, international institutional investors and 72% of staff. Air France is listed on the Monthly Settlement Market for the first time on February 22, 1999.

2000	SkyTeam and SkyTeam Cargo are launched. Air France is a founding member of these alliances alongside Aéromexico, Delta and Korean. The regional division is created following the acquisition of Régional Airlines, Flandre Air, Porteus, Brit Air and CityJet.

2001	The “Open Sky” agreement is concluded between France and the United States. Alitalia and CSA join the SkyTeam.

2002	SkyTeam is the only alliance in the world to benefit from anti-trust immunity on its transatlantic and transpacific flights.

2003	Air France celebrates its 70th anniversary.

2004	The Air France-KLM group is created, cementing its position as the European air transport market leader. Air France is privatized following the transfer of the majority of its shares to the private sector as a result of the public exchange offer on KLM.

History of KLM

The main stages in the development of KLM were:

1919	KLM is founded as the royal Dutch airline for the Netherlands and its Colonies.

1924	KLM runs its first intercontinental flight from Amsterdam to Jakarta.

1934	KLM offers its first transatlantic service from Amsterdam to Curaçao using a Fokker FXVIII Snip.

1946	KLM inaugurates a regular service between Amsterdam and New York.

1958	KLM completes its first flight to Japan flying over the North Pole.

1989	KLM concludes an alliance with Northwest Airlines.

2002	KLM announces the renewal of its fleet, with the arrival of the Boeing B747-400ER Freighter, the Boeing B777-200ER and the Airbus A330-200.

2004	KLM and Air France announce the conclusion of an agreement to create Europe’s leading Airline group. KLM, Northwest Airlines and Continental Airlines join the SkyTeam alliance in September 2004.

Key events of Air France-KLM during the financial year ended March 31, 2005

Our financial year ended March 31, 2005 was marked by the following key events:

•	The combination of Air France and KLM took effect on May 3, 2004. The structure of the new group was finalized on September 15, 2004, with the establishment of Air France-KLM.

•	The financial year ended March 31, 2005 was characterized by strong activity within a difficult but improving economic context which was marked by a continuing appreciation of the euro against our other principal currencies, particularly the dollar.

•	The price of oil rose continually during the financial year ended March 31, 2005 to reach historic levels, with a price per barrel of U.S.$55.65 (International Petroleum Exchange (IPE) price for Brent crude) at March 31, 2005. Air France and KLM each implemented fuel surcharges to offset a portion of the additional fuel costs.

•	The departure area in terminal 2E at Roissy-CDG collapsed on May 23, 2004, forcing Air France to reroute its flights to the other five terminals at Roissy-CDG. Despite the unavailability of the facilities in terminal 2E, Air France maintained its flight schedule as originally planned by relying on the remainder of the airport’s facilities.

•	In September 2004, KLM and its two American partners, Northwest Airlines and Continental Airlines, became members of the SkyTeam alliance, making the alliance the second largest in the world for passengers, with a market share of 22% (International Air Transport Association (IATA), December 2003) and the world’s leading alliance in cargo.

Other Significant Developments After March 31, 2005

Amadeus GTD

During the financial year ended March 31, 2005, Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH) and Amadelux Investment S.A.

initiated negotiations with private equity funds in order to launch a public offer for class A shares of Amadeus Global Travel Distribution, S.A. through a newly incorporated company, Wam Acquisition S.A. The offer commenced on May 25, 2005 and closed on June 27, 2005. The offer was accepted by 94.73% of the shares to which the bid was addressed, resulting in Wam Acquisition, S.A. holding a total of 95.08% of the class A shares and 98.74% of the total share capital of Amadeus GTD. Following the offer, Air France, through Wam Acquisition S.A., indirectly holds 22.96% and Air France together with Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH), through Wam Acquisition S.A., indirectly hold 45.92% of Amadeus GTD.

The consideration offered by Wam Acquisition S.A. amounts to €7.35 per class A share of Amadeus. This price represents a 49.4% premium with regard to the closing price of Amadeus shares on the last trading day prior to August 17, 2004, the date on which the first relevant fact informing the market on the interest of several investors in Amadeus was published.

This transaction will allow Air France to remain a shareholder of Amadeus and to earn gross cash income of approximately €800 million.

Air France–KLM Share Plan for Employees

In February 2005, the French State sold 8,414,273 Air France–KLM shares to eligible employees, in an offering reserved exclusively for such employees, and 12,612,671 Air France–KLM shares to the employees of Air France in a shares-for-salary exchange. These shares were delivered in March 2005 and April 2005, respectively. See “Item 6: Directors, Senior Management and Employees—Employees—Air France—Employee Share Arrangements” and “Item 7: Major Shareholders and Related Party Transactions—Ownership of our Shares—Significant Changes”.

Sale of KLM Shares by the State of the Netherlands

In accordance with the terms of intergovernmental declaration of understanding between the French State and the State of the Netherlands signed on October 16, 2003, the State of the Netherlands executed a deed to transfer 5,103,855 KLM cumulative preference shares A to SAK I on April 5, 2005. See “—History of Air France-KLM—Intergovernmental Declaration of Understanding” above.

Offering by Air France of bonds due April 1, 2020 convertible into and/or exchangeable for new and/or existing shares of Air France-KLM

On April 22, 2005, Air France placed €450 million of bonds convertible and/or exchangeable for Air France-KLM shares (OCEANE). The 21,951,219 Air France bonds, with a unit face value of €20.50, give the right to the allotment of new and/or existing shares of Air France-KLM on the basis of one share per bond. This allotment may be made at any time from June 1, 2005 until March 25, 2020. The bonds will mature on April 1, 2020 and may be redeemed at par. The bonds have been listed for trading on the Eurolist market of Euronext Paris since April 22, 2005.

Business of Air France-KLM

For the financial year ended March 31, 2005, we prepared our financial information and presented our measures of operating performance on an Air France-KLM consolidated basis including the financial condition and results of operations or operating performance of KLM for 11 months, whereas, prior to the business combination with KLM, for the financial years ended March 31, 2004 and 2003, such information was compiled separately by Air France and by KLM. To the extent financial information or operating data is presented for the financial year ended March 31, 2004, we have, where indicated, presented such information on a pro forma basis to enable a better appreciation of the financial or operating results that might have been achieved if the closing date of the Air France-KLM exchange offer had taken effect on May 1, 2003. This information is included solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating data that Air France-KLM could have recorded on the dates or for the periods indicated. To the extent financial information or operating data is presented for the financial year ended March 31, 2003, such information is for Air France only.

Introduction

We are one of the largest airline groups in the world, ranking first worldwide in terms of international passengers carried as of December 31, 2003, according to IATA, and first among airlines in Europe in terms of traffic (revenue passenger-kilometers) for the financial year ended March 31, 2005, according to the Association of European Airlines (AEA), with an overall market share of 27.7%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. We currently rank second in the world (excluding integrators) in cargo activity, according to IATA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Air France and KLM organize their networks around two main hubs at Roissy-CDG and Amsterdam Schiphol airports.

Our core business of passenger transportation accounted for 78.6% of our total operating revenues of €19,078 million for the financial year ended March 31, 2005. Cargo activities were 13.1% of total operating revenues for the financial year ended March 31, 2005, industrial maintenance activities were 4.1% of total operating revenues for the financial year ended March 31, 2005 and other air transport-related activities were 4.2% of total operating revenues for the financial year ended March 31, 2005.

The financial year ended March 31, 2005 was marked by continued difficulties for the air transport sector. After unprecedented crises including the terrorist attacks on September 11, 2001, the geopolitical tensions surrounding the war in Iraq, and the SARS epidemic in 2003, the sector worldwide has been affected by the sharp increase in oil prices since the spring of 2004.

Despite the continued recovery in traffic in 2004, with growth worldwide of about 11% according to IATA, increased fuel costs have resulted in losses in the air transport sector of U.S.$5 billion during 2004. The air transport sector spent U.S.$62 billion on jet fuel in 2004, counteracting most cost-cutting efforts of individual airlines and the impact of the general economic recovery. According to IATA, the total losses of the international airline industry for the period 2001 to 2004 are expected to reach U.S.$36 billion, the equivalent of the total profits created from 1978 to 2000.

Recent airline industry trends in the three main geographic zones — Europe, the United States and Asia — have nevertheless differed significantly.

Asian airlines, after having suffered significantly diminished growth in 2003 as a result of the SARS epidemic, have strongly recovered due to the economic growth in this region.

In the United States, most airlines have not been profitable since 2001. Confronted with structural problems, including significant wage increases in 2000 and 2001 and competition from low-cost companies which have conquered nearly 30% of the North American domestic market, U.S. airlines are facing higher fuel prices without the ability to implement hedging policies as in general their financial positions are too weak. According to IATA, between 2000 and 2002, debt of the leading American air carriers doubled from $27 billion to $56 billion. Despite federal assistance of several billion dollars and drastic cost-cutting plans and wage concessions, the U.S. air carriers accumulated $7 billion in losses in 2004 and experienced new record losses in the first quarter of 2005.

In Europe, airlines that are members of the AEA have benefited from the recovery in traffic after the SARS epidemic. During 2004, traffic grew 9.0% with a 7.3% increase in capacity. Slightly more than 307 million passengers, representing an increase of 4.8% over 2003, traveled to and from the 49 countries included within Europe as defined by the AEA. In 2003, the recovery differed depending on the airline in question. Non-U.S. airlines have also had some protection from rising fuel prices because of the weakness of the U.S. dollar, particularly against the euro. In recent years, the airline industry has seen the emergence of low-cost air carriers that typically engage in aggressive marketing and compete with all transportation carriers. In Europe, there were over 35 low-cost airlines in 2004, but there are two dominant low-cost airlines — Ryanair and easyJet — which have over 50% market share of the low-cost market segment. We believe that the growth of low-cost airlines has not occurred through a transfer of traffic from scheduled airlines but through the creation of a new market and the winning by low-cost airlines of a large percentage of the general growth in traffic among price-sensitive passengers. The European low cost airlines are present in the five major domestic markets (but unevenly so) and on intra-European routes, primarily from Great Britain to Germany, France and Italy. In the winter season 2004, 30% of low-cost flights were on domestic routes (16% in the United Kingdom, 8% in Germany and 1% in France) and 70% on intra-European routes, primarily from Great Britain to Germany, France and Italy.

While low-cost airlines are present in the French domestic market, the strong presence of the French high speed rail network, as well as the Air France domestic shuttle, has limited the interest and impact of low cost airlines. easyJet is the only low-cost airline to operate flights from Paris to Toulouse and to Nice, where the high-speed train’s market share is less than 20%. In March 2005, easyJet terminated flights from Paris to Marseille, where the high-speed train’s market share is approximately 60%.

Notwithstanding the continuing, difficult economic context in which we operate, we realized net income of €351 million for the financial year ended March 31, 2005. We believe that these results in a difficult environment evidence the efficient pursuit of our goal of profitable growth built around exploiting the synergies offered by the business combination of Air France and KLM, and controlling costs and improving productivity.

Strategy

Our strategy is based on the implementation of the synergies between Air France and KLM and on strict cost control.

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

Prior to the business combination, we valued the synergies of the combination at €385 million to €495 million per year after five years following completion of the offer. The coordination of the operations and teams of Air France and KLM have accelerated the development of these synergies, which we revised upwards in September 2004. Initially estimated at €65 million to €75 million for the financial year ended March 31, 2005, the synergies were re-estimated at €90 million in September 2004. For the financial year ended March 31, 2005, the amount realized was €115 million.

Each business segment has contributed to the generation of synergies for the financial year ended March 31, 2005. Passenger activity has generated approximately €73 million in synergies, primarily as a result of adjustments in the long- and medium-haul networks and the implementation of combinable fares. Cargo has generated €12 million in synergies through an exchange of capacities and a streamlined network. Maintenance synergies totaled approximately €15 million and are related to savings on purchasing, growth in revenues, and the return of maintenance operations that were previously outsourced.

For the financial year ended March 31, 2006, the total amount of synergies is currently estimated at €280 million, compared with our initial estimate of a maximum of €135 million. At the end of the fifth year, we currently estimate that synergies should total €580 million, divided equally between cost synergies and revenue synergies.

Complementary Hubs

We expect to achieve substantial further synergies by coordinating flights at our two hubs, Roissy-CDG and Schiphol airports. We believe that the potential to expand capacity at the two airports will constitute a significant competitive advantage for Air France-KLM because customers will be able to select more destinations with better schedules and Air France and KLM will derive cost advantages from increased economies of scale.

Complementary Passenger Operations

We believe that Air France’s and KLM’s passenger operations are highly complementary, especially with respect to long-haul and medium-haul routes. Of a total of 101 long-haul destinations served by Air France and KLM as of March 31, 2004, only 31 were common to both Air France and KLM. We have retained most of these common long-haul destinations, as they are routes with significant traffic flow and can therefore be served by both Air France from Paris and KLM from Amsterdam. We have improved and intend to further improve service to passengers by improving the schedule and the frequencies of the flights. The combination has added 43 long-haul destinations to KLM’s network and 27 long-haul destinations to Air France’s network. With respect to the European market, Air France has a stronger presence in Southern Europe while KLM has a stronger presence in Northern Europe. We have improved and intend to further improve our business in Eastern Europe by taking advantage of synergies and efficiencies with respect to our passenger operations to Eastern European destinations.

We believe that the combination of the Air France and KLM networks offers our passengers more destinations and better connections through full code sharing and the harmonization of flight schedules, the introduction of fare compatibility and the launching of a common frequent flyer program. We believe that, by coordinating the marketing efforts and sales structures of Air France and KLM, we have an enhanced global presence capable of targeting and serving a larger pool of potential passengers.

Air France’s and KLM’s existing partnerships also complement each other, particularly in the United States, where SkyTeam partner Delta Airlines has an alliance with SkyTeam partners Northwest Airlines and Continental Airlines.

Complementary Cargo Businesses

As in passenger operations, we believe that the combination enables us to create and benefit from an extensive network for our cargo services. We believe that as a result of the combination, we are the European leader in this sector. In addition, we believe that we benefit from significant efficiencies and cost savings in the cargo business through coordinated freighter planning and more efficient hub handling in the cargo sector.

Complementary Aircraft Maintenance Activities

Having combined Air France and KLM’s respective expertise and capabilities in aircraft maintenance, repair and overhaul services, we are one of the world’s largest maintenance, repair and overhaul service providers in terms of operating revenues. Air France and KLM each enjoy strong relationships with major manufacturers of aircraft parts, including Airbus, Boeing and General Electric. We believe that we have sufficient scale and capacity to build on those relationships and meet the maintenance requirements of the major global airlines, with capabilities to service the principal Airbus and Boeing products.

Controlling Costs and Improving Productivity

To meet the challenges of an industry in which unbalanced cost structures have adversely affected a number of airlines, we continue to place a major strategic focus on controlling costs and improving productivity. To this end, Air France has implemented a series of three-year cost-saving programs and KLM has implemented a continuing restructuring plan.

Air France’s first cost-savings program was implemented in 1998 and succeeded in reducing operating costs by an aggregate approximately €457 million over a three-year period. In April 2001, Air France implemented its second program, the Performance 2003 Plan (Plan Performance 2003), which ended on March 31, 2004. The Performance 2003 Plan aimed at reducing unit costs over a three-year period by 5% (operating costs in an aggregate of €280 million). This goal was exceeded as operating costs were reduced by €300 million. Air France implemented its latest three-year cost cutting program in April 2004. The objective of the new cost-savings plan (Compétitivité Major 2007) is to improve unit costs over a three-year period by 6% (operating costs in an aggregate of €600 million). The Compétitivité Major 2007 cost-savings program focuses on distribution costs, the introduction of a new European medium-haul product and enhanced productivity. As at March 31, 2005, Air France achieved its goal of €200 million in savings principally through the reorganization of the medium-haul fleet (€47 million) and the optimization of purchasing and external costs (€100 million). A target of €590 million in savings has been set which should be derived from the continued restructuring of the medium-haul product (for an estimated €45 million in savings), the reorganization of the medium-haul network (for an estimated €50 million in savings) and the changeover to zero commission paid to travel agencies (for an estimated €260 million in savings), a portion of which will be passed on to passengers in the form of fare reductions. Finally, measures will also be taken to boost productivity, including, for example, the development of automatic check-in, improved productivity related to the gradual implementation of the Nouveau Espaces de Voyages (New Travel Spaces) on long-haul flights and optimizing the ratio of number of seats per cabin crew member.

During the financial year ended March 31, 2005, KLM continued the restructuring plan that it initiated in the financial year ended March 31, 2004, with a target of €650 million in savings for the financial year ended March 31, 2006. The plan includes changes in procedures, improved productivity (in particular, with the replacement of the long-haul fleet), savings on purchases and the elimination of 4,500 jobs. Under the restructuring plan, KLM achieved savings of €200 million for the financial year ended March 31, 2004. KLM achieved further savings of €520 million for the financial year ended March 31, 2005, €50 million below the amount budgeted for the year.

Additionally, we continued our oil hedging policy which enabled us to achieve hedging gains of €375 million during the financial year ended March 31, 2005. For the financial years ended March 31, 2006 and 2007, we have already hedged 81% and 45%, respectively, of our estimated consumption on the basis of a fuel price of U.S.$565 and U.S.$562 per ton.

Organizational Structure

Our significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
société Air France	France	Roissy-CDG, France	100	100
KLM	the Netherlands	Amstelveen, the Netherlands	97.3	49

société Air France’s significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
Air France Finance	France	Roissy-CDG, France	100	100
Brit Air	France	Morlaix, France	100	100
CityJet	Ireland	Dublin, Ireland	100	100
Régional Compagnie Aerienne Européenne	France	Bouguenais, France	100	100
Servair	France	Roissy-CDG, France	98	98

None of KLM’s subsidiaries qualifies as a significant subsidiary as defined in SEC Regulation S-X.

Principal Activities of Air France-KLM

Our three main businesses are passenger transportation, cargo operations and maintenance operations. Our other activities are related to air transport, and include principally catering and KLM’s charter subsidiary transavia.com.

The charts below show the division of our operating revenues for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) from the different parts of the business:

	Year ended March 31,
	2005 Air France-KLM		2004 Pro forma		2004 Air France published		2003 Air France published
	(in € millions, except percentages)
Passenger	15,004	80.0%	14,044	78.6%	10,260	83.2%	10,527	83.0%
Cargo	2,492	12.8%	2,277	13.1%	1,412	11.4%	1,479	11.7%
Maintenance	777	4.2%	747	4.1%	508	4.1%	540	4.3%
Other	805	4.0%	714	4.2%	157	1.3%	141	1.1%

Total	19,078	100.0%	17,782	100%	12,337	100%	12,687	100.0%

Passenger Operations

Air transport services for passengers are our largest revenue source, generating revenues of €15,004 million for the financial year ended March 31, 2005, representing 78.6% of consolidated revenues, an increase of 6.8% compared to the previous year’s €14,044 million on a pro forma basis (€10,260 million on a published basis), despite a negative currency impact of 1.4%. Operating income grew 13.9% from €274 million for the financial year ended March 31, 2004 on a pro forma basis (€67 million on a published basis) to €312 million for the financial year ended March 31, 2005.

Our scheduled passenger operations generated revenues of €14,085 million for the financial year ended March 31, 2005. The remainder of the group’s revenues from passenger operations are provided by commissions from sales of SkyTeam alliance members’ flights and revenues from code sharing revenues, and receipts from baggage handling and information systems services.

During the financial year ended March 31, 2005, we operated an average of 2,350 flights per day to 225 destination cities and carried 64.1 million passengers. Through our membership in SkyTeam and its partnerships with approximately 30 airlines, our customers may access a global network of approximately 18,000 flights and 900 destinations.

The following table shows the breakdown of passenger transportation on scheduled flights between long-haul and medium-haul, together with the load factors, for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) and the change between such periods:

	Year ended March 31,
	2005 Air France-KLM	2004 Pro forma	Change	2004 Air France published	2003 Air France published
	(in millions, except percentages and point changes in load factor)
Long-haul:
Capacity (ASK)(1)	163,216	151,662	7.6%	97,317	95,483
Traffic (RPK)(2)	134,331	122,163	10.0%	77,682	76,721
Load factor (RPK/ASK)	82.3	80.5%	1.8	79.8	80.4%
Medium-haul:
Capacity (ASK)(1)	51,390	49,086	4.7%	37,127	35,764
Traffic (RPK)(2)	34,667	32,975	5.1%	23,962	23,239
Load factor (RPK/ASK)	67.5	67.2%	0.3	64.5	65.0%
Total:
Capacity (ASK)(1)	214,606	200,748	6.9%	134,444	131,247
Traffic (RPK)(2)	168,998	155,138	8.9%	101,644	99,960
Load factor (RPK/ASK)	78.7	77.3%	1.5	75.6	76.2%

Notes:

(1)	Available seat-kilometers. See “—Definitions and industry terms”.
(2)	Revenue passenger-kilometers. See “—Definitions and industry terms”.

The following table below shows scheduled passenger revenues by destination and the percentage of total scheduled passenger revenues by destination for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) and the change between such periods:

	Scheduled Passenger Revenue by Destination
	Year ended March 31,
	2005 Air France-KLM		2004 Pro forma			2004 Air France published		2003 Air France published
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	6,044	42.9%	5,794	44.0%	4.3%	4,525	47.8%	4,481	46.2%
Caribbean and Indian Ocean	1,124	8.0%	1,215	9.2%	(7.5)%	1,023	10.8%	994	10.2%
Africa and Middle East	1,920	13.6%	1,752	13.3%	9.6%	1,058	11.2%	1,098	11.3%
North and Latin America	2,939	20.9%	2,708	20.6%	8.5%	1,850	19.5%	1,966	20.2%
Asia	2,058	14.6%	1,687	12.9%	22%	1,009	10.7%	1,174	12.1%

Scheduled passenger revenues	14,085	100.0%	13,156	100.0%	7.1%	9,465	100.0%	9,713	100.0%

Other passenger revenues	919		889		2.3%	795		814

Total passenger revenues	15,004		14,045		6.8%	10,260		10,527

The table below shows scheduled passenger revenues by area of sale and the percentage of total scheduled passenger revenues by area of sale for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) and the change between such periods:

	Scheduled Passenger Revenue by Area of Sale(1)
	Year ended March 31,
	2005 Air France-KLM		2004 Pro forma			2004 Air France published		2003 Air France published
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe (including France)	9,711	68.8%	9,078	69.0%	64.7%	6,734	71.1%	6,689	68.8%
Caribbean and Indian Ocean	348	2.5%	390	2.9%	2.8%	348	3.7%	340	3.5%
Africa and Middle East	937	6.7%	895	6.8%	6.4%	577	6.1%	598	6.2%
North and Latin America	1,994	14.2%	1,785	13.6%	12.7%	1,169	12.4%	1,329	13.7%
Asia	1,095	7.8%	1,008	7.7%	7.2%	637	6.7%	757	7.8%

Scheduled passenger revenues	14,085	100%	13,156	100.0%	73.7%	9,465	100.0%	9,713	100.0%

Other passenger revenues	919		889		6.3%	795		814

Total passenger revenues	15,004		14,045		100.0%	10,260		10,527

Notes:

(1)	Origin of sale is determined on the basis of ticket issuing locations.

The Long-Haul Network

Our long-haul network consists of 112 destinations in 89 countries, including 27 destinations operated by KLM alone and 43 operated by Air France alone. One-third of the destinations have sufficiently high volume traffic that they are served by both Air France and KLM. During the financial year ended March 31, 2005, the long-haul network reported strong growth, with an increase of 9.7% on a pro forma basis in passengers carried to 18.8 million. During the same period, the long haul network represented 76.0% of capacities (as compared to 75.5% on a pro forma basis during the financial year ended March 31, 2004) and approximately 80% of traffic (as compared to approximately 79% on a pro forma basis during the financial year ended March 31, 2004). For the financial year ended March 31, 2005, revenues from our long-haul passenger traffic were €8.04 billion, an increase of 9.5% on a pro forma basis over such revenues during the financial year ended March 31, 2004, and represented 57.1% of total scheduled passenger revenues, an increase of 1.3% on a pro forma basis compared to the financial year ended March 31, 2004. During the same period, total long-haul capacity grew by 7.6% on a pro forma basis and traffic rose 10.0% on a pro forma basis, while the load factor increased 1.8 points to 82.3%.

The table below shows the volume of long-haul capacity, traffic and load factor by geographical area during the financial year ended March 31, 2005, and the change in these operating measures as compared to the previous financial year on a pro forma basis:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change(4)	Volume	Change(4)%		Change(4)
	(in millions, except percentages)
North and South America	62,646	5.0%	53,584	8.5%	85.5%	2.8
Asia	43,323	21.1%	35,306	23.1%	81.5%	1.3
Africa and Middle East	28,831	7.0%	22,459	8.5%	77.9%	1.0
Caribbean and Indian Ocean	28,416	(2.9)%	22,983	(1.7)%	80.9%	1.0

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.
(4)	On a pro forma basis.

North and South America

During the financial year ended March 31, 2005, routes to the Americas represented operating revenues of €2,939 million, or 20.9% of scheduled passenger revenue, 29% of total passenger capacity and 32% of total traffic. We serve 20 destinations in North America and 11 destinations in eight countries in South America. During the financial year ended March 31, 2005, 7.3 million passengers traveled on these routes, an increase of 9.0% as compared to during the financial year ended March 31, 2004 on a pro forma basis. Despite the fact that the financial year ended March 31, 2005 continued to present exceptional challenges for the air transport industry in North America, passenger traffic and load factors increased as compared to the previous year. Through the SkyTeam alliance, which expanded in September 2004 to include KLM and its American partners Continental and Northwest, more than 150 destinations are offered in North and South America.

Asia

During the financial year ended March 31, 2005, Asian routes generated operating revenues of €2,058 million, or 14.6% of our scheduled passenger revenue (as compared to 12.8% on a pro forma basis for the financial year ended March 31, 2004), 20% of the total passenger capacity and 21% of the group’s total traffic. We serve 20 destinations in 11 countries in Asia directly. During the financial year ended March 31, 2005, 4 million passengers traveled on these routes, an increase of 23.1% as compared to 3.2 million during the financial year ended March 31, 2004 on a pro forma basis.

Africa and the Middle East

During the financial year ended March 31, 2005, routes to Africa and the Middle East generated operating revenues of €1,920 million or 13.6% of our scheduled passenger revenue, 13.0% of the total passenger capacity and 14.0% of the group’s total traffic. We serve approximately 46 destinations in 31 countries in its Africa and Middle East network. During the financial year ended March 31, 2005, 4.3 million passengers traveled on these routes, an increase of 10.3% as compared to 3.9 million during the financial year ended March 31, 2004 on a pro forma basis.

Caribbean and Indian Ocean

During the financial year ended March 31, 2005, routes to the Caribbean and Indian Ocean generated revenues of €1,124 million, or 8.0% of our scheduled passenger revenue (as compared to 9.2% during the financial year ended March 31, 2004), 14.0% of total passenger capacity offered and 13.0% of the group’s total traffic. Air France flights comprise approximately 80% of this geographic sector and serve 15 destinations in seven countries and four French overseas territories in its Caribbean and Indian Ocean network and operates a regional network that links Miami, Port-au-Prince, Pointe-à-Pitre, Fort-de-France, and Cayenne. During the financial year ended March 31, 2005, 3.15 million passengers traveled on these routes, as decrease of 2.6% as compared to during the financial year ended March 31, 2004 on a pro forma basis.

This region has predominantly tourist, family and government traffic, especially in the West Indies and Reunion Island.

The Medium-Haul Network

The table below shows the volume of medium-haul capacity traffic and load factor for our medium haul network during the financial year ended March 31, 2005 and the change in these operating measures as compared to the previous financial year on a pro forma basis:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change(4)	Volume	Change(4)%		Change(4)
	(in millions, except percentages)
Europe and North Africa	51,390	4.7%	34,667	5.1%	67.5%	0.3

Notes:
(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.
(4)	On a pro forma basis.

The international medium-haul network covers Europe (including France) and North Africa. Air France and its regional subsidiaries Régional, Brit Air and CityJet, and KLM and its regional subsidiaries KLM cityhopper and KLM UK serve 122 destinations in 30 countries.

Since April 2004, Air France has begun to simplify and redefine its medium-haul offerings in response to strong competition and structural changes in customer demand in the European market. By simplifying and standardizing onboard services, such as meals, and optimizing the space used within individual aircraft, Air France expects to reduce costs per passenger and staffing needs per flight, resulting in reduced prices for passengers and increased traffic on medium-haul flights. In addition, KLM has expanded its capacity to France from Amsterdam, Rotterdam and Eindhoven. Air France and KLM have also begun to streamline their common medium-haul network. Air France has stopped its flights to Bristol and Aberdeen in favor of KLM, while KLM has stopped flights to Casablanca and Turin in favor of Air France.

During the financial year ended March 31, 2005, European medium-haul routes generated operating revenues of €6,044 million, or 42.9% of our scheduled passenger revenue, 24.0% of the total passenger capacity and approximately 20% of the group’s total traffic. During the financial year ended March 31, 2005, 45.3 million passengers traveled on these routes, a decrease of 4.1% as compared to during the financial year ended March 31, 2004 on a pro forma basis.

Marketing and Retail Sales Network

Approximately 80% of Air France’s passenger revenue and 89% of KLM’s passenger revenue for the financial year ended March 31, 2005 came from sales made through the external retail sales network of travel agencies. From January 1, 2005 for KLM and from April 1, 2005 for Air France, the two companies no longer pay commissions to travel agents, which will represent an amount of €260 million of savings. Part of these savings amount will be transferred to passengers through a reduction of fares.

Cargo

Air France and KLM combined their capacities and synchronized their cargo networks around their respective hubs at Roissy-CDG and Amsterdam Schiphol. Excluding integrators (companies devoted exclusively to cargo), Air France-KLM became the second largest cargo company in the world in terms of scheduled freight tons carried as of December 31, 2003, according to IATA. Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have an Air France-KLM code, including flights that are operated by other airlines pursuant to code sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Our total revenues from cargo were €2,492 million for the financial year ended March 31, 2005, an increase of 9.4% compared with the previous financial year on a pro forma basis, and represented 13.1% of Air France-KLM’s operating revenue. Capacity (ATK) during the year ended March 31, 2005 increased by 9.4%, while traffic (RTK) increased 8.8% compared to the year ended March 31, 2004 as calculated on a pro forma basis. As a consequence, the load factor decreased slightly to 68.2% from 68.6% for the previous financial year on a pro forma basis.

Cargo may be carried either on a cargo-only fleet or in the bays of passenger aircraft. Of our total offered capacity, approximately half is typically carried in the holds of our cargo fleet and approximately half is typically carried in the holds of our passenger fleet. Air France and KLM together maintain a fleet of 15 cargo aircraft and 17 combination passenger-cargo aircraft. Introduction of the B747-400 ERF aircraft has contributed to the profitability of cargo activities, as their increased flight range results in lower unit operating costs than the B747-200F aircraft they are replacing.

During the year ended March 31, 2005, we carried over 1.33 million tons of cargo, representing 10,078 million revenue ton-kilometers, half of which was carried in our cargo fleet, and half of which was carried in the holds of passenger aircraft.

In 2000, Air France obtained ISO 9002 certification for its cargo depots at Roissy-CDG.. KLM possesses ISO 9001:2000 certification for its cargo depots at Amsterdam Schiphol.

The table below shows cargo revenues by destination and the percentage of cargo revenues by destination for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) and the change between such periods:

	Cargo Revenue by Destination
	Year ended March 31,
	2005 Air France-KLM		2004 Pro forma			2004 Air France published		2003 Air France published
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	192	8.3%	206	9.9%	(6.8)%	181	14.3%	141	10.7%
Caribbean and Indian Ocean	178	7.7%	169	8.1%	5.3%	153	12.1%	154	11.7%
Africa and Middle East	279	12.1%	255	12.2%	9.4%	154	12.2%	157	11.9%
North and South America	652	28.3%	575	27.6%	13.4%	342	27.1%	386	29.4%
Asia	999	43.5%	879	42.2%	13.7%	434	34.3%	476	36.2%

Scheduled cargo revenues	2,300	100.0%	2,084	100.0%	10.4%	1,264	100.0%	1,314	100.0%

Other cargo revenues	192		193			148		165

Total cargo revenues	2,492		2,277			1,412		1,479

The table below shows cargo revenues by sales region and the percentage of cargo revenues by sales region for the financial years ended March 31, 2005, 2004, on a pro forma and published basis, and 2003 (Air France only) and the change between such periods:

	Cargo Revenue by Sales Region
	Year ended March 31,
	2005 Air France-KLM		2004 Pro forma			2004 Air France published		2003 Air France published
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	1,081	47.0%	1,038	49.8%	4.1%	676	53.5%	687	52.3%
Caribbean and Indian Ocean	41	1.8%	43	2.1%	(4.7)%	40	3.2%	45	3.4%
Africa and Middle East	157	6.8%	143	6.9%	9.8%	86	6.8%	97	7.4%
North and South America	266	11.6%	236	11.3%	12.7%	134	10.6%	141	10.7%
Asia	755	32.8%	624	29.9%	21.0%	328	25.9%	344	26.2%

Scheduled cargo revenues	2,300	100.0%	2,084	100.0%	10.4%	1,264	100.0%	1,314	100.0%

Other cargo revenues	192		193			148		165

Total cargo revenues	2,492		2,277			1,412		1,479

The table below shows the volume of cargo capacity, traffic and load factor during the financial year ended March 31, 2005 and the change in these operating measures as compared to the previous financial year as calculated on a pro forma basis:

	Capacity(1)		Traffic(2)		Load Factor(3)
	Volume	Change	Volume	Change	%	Change
Cargo activity	14,774	9.4%	10,078	8.8%	68.2%	(0.4)

Notes:

(1)	Available seat-kilometers (ASK)
(2)	Revenue passenger-kilometers (RPK)
(3)	RPK/ASK

In September 2000, the SkyTeam alliance was extended to include cargo services, resulting in the formation of SkyTeam Cargo. On August 29, 2001, Alitalia Cargo joined the SkyTeam Cargo alliance, allowing SkyTeam Cargo to offer the largest global cargo network out of Europe. KLM Cargo was admitted as a member of the SkyTeam Cargo alliance on September 13, 2004.

With the SkyTeam Cargo alliance, we and our partners are able to offer single point of contact sales and a “one roof policy” for shipping products and services, resulting in increased efficiency of operations from synergies such as group purchases and shared support resources. The SkyTeam Cargo alliance offers cargo services to more than 500 locations in 114 countries.

Products

Air France Cargo, KLM Cargo and SkyTeam Cargo alliance offer a common range of four products – Equation, Variation, Cohesion, and Dimension. Equation offers express shipment and guarantees priority handling for shipments that are loaded without prior reservation on the first available departing flight.. Variation offers solutions for the transportation of one-off merchandise such as live animals, valuable artworks, heavy equipment and hazardous materials. Cohesion is a custom product intended for businesses making regular “just in time” shipments. Cohesion offers customers guaranteed regular access to shipping capacity and integrated shipping solutions through a tri-partite contract between the shipper, the cargo agent and the group’s cargo division. Dimension is the standard product offering airport-to-airport cargo shipping services to cargo agents.

Industrial Logistics and Aircraft Maintenance Activities

The business combination of Air France and KLM has allowed us to strengthen our position as the world leader in multi-product aircraft maintenance by combining the complementary features of the maintenance activities of Air France (Air France Industries (AFI)), and those of the KLM Engineering & Maintenance division. In addition to maintaining the group’s two fleets, they provide maintenance for the fleets of approximately 100 clients.

We recorded third party revenues for maintenance activities of €777 million, despite a negative currency effect of 2.6%. This represented an increase of 4.0% on a pro forma basis as compared to the financial year ended March 31, 2004. Operating income for maintenance activities was €48 million for the financial year ended March 31, 2005 as compared to €55 million (a decrease of 10.9%) for the financial year ended March 31, 2004, on a pro forma basis.

All aircraft are subject to technical reviews and regular maintenance stipulated by manufacturers and the regulations in force in the country in which an aircraft is registered. MRO activities consist of regularly scheduled MRO activities (preventive maintenance) and supplementary MRO activities (curative maintenance) performed on an as-needed basis. Regularly scheduled MRO activities includes line maintenance – whole aircraft inspections undertaken after each flight, and on a daily and weekly basis; light maintenance – systematic, detailed inspections and functional tests undertaken at specified calendar and engine-hour intervals; and heavy maintenance – overhaul of airframe and certain components performed at six to 10-year intervals, depending on the aircraft.

Our maintenance operating facilities are located at six main sites: four sites at Air France Industries and two sites belonging to KLM. Additionally, separate maintenance units are located at 200 airports for Air France Industries and 50 airports for KLM.

Air France Industries

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

Air France Industries, which at March 31, 2005 employed approximately 10,000 people, has operating facilities at four sites: Roissy-CDG, Orly, Toulouse, and Le Bourget. The Toulouse Blagnac site is used for heavy maintenance of small carriers, the Orly site is used for heavy maintenance of large carriers, engines and equipment, the Roissy site is used for regular maintenance, and the Le Bourget site is used for servicing special fleets.

Air France Industries is the world leader for major maintenance of the Airbus A319, A320 and A321, for equipment support on the range of Airbus A320, A330, A340 and the Boeing B777. It is also the world leader for services on the CFM56-5 engines for the airbus A320 and A340. During the financial year ended March 31, 2005, Air France opened its new industrial center in Blagnac to replace its Montaudran plant and opened an equipment, logistics, operations and maintenance (E.O.L.E.) plant in Villeneuve-le-Roi. The Blagnac industrial center, with an area of 35,700 square meters, is devoted to major maintenance of small carriers. The E.O.L.E. plant, with an area of 41,000 square meters, integrates avionics technologies, surface treatments as well as hydraulics and pneumatics services.

In June 2005, Air France Industries entered into a 50/50 joint venture with Lufthansa Technik to launch Spairliners GmbH. Spairliners will offer support services for components to all A380 operators worldwide, including component support for the 25 A380 currently ordered by Air France and Lufthansa. Spairliners will offer a comprehensive range of services including overhaul, repair, management of the spare parts pool and related logistics.

KLM Engineering & Maintenance

KLM’s Engineering & Maintenance business offers a complete package of maintenance services, ranging from engine, component and airframe overhaul to total aircraft care. It is one of the three largest aircraft maintenance companies affiliated to an airline in Europe. The division, which employs approximately 5,300 people, specializes in the maintenance of Boeing B747 and B737 planes and General Electric CF6 engines. The Engineering & Maintenance business’s main customer is KLM, which accounts for approximately 60% of its operating revenues.

KLM’s maintenance operations are located at two principal sites: Schiphol, the Amsterdam airport, and Norwich in Great Britain. In 2004, KLM opened a new plant to service engines allowing the handling of 350 inspections per year, compared with 200 in the prior facility. This operation was completed in cooperation with General Electric, the supplier of the three engine classes most used by KLM and Air France.

Other Activities

Our other activities primarily include KLM’s charter business through its subsidiary transavia.com and our catering activity.

KLM Charter Business

KLM operates a charter business through its subsidiary transavia.com.

For the financial year ended March 31, 2005, transavia.com has a fleet of 17 aircraft and carried 4 million passengers, an increase of 6% as compared to the financial year ended March 31, 2004 on a pro forma basis. During the same period, revenues totaled €419 million, an increase of 5.8% as compared to the financial year ended March 31, 2004 on a pro forma basis.

Catering

We provide catering services through Servair (97.6% owned subsidiary of Air France) and KLM Catering Services Schiphol B.V. (100% owned subsidiary of KLM). Our catering revenues increased by €386 million as compared with the previous year on a pro forma basis. Each of Servair and KLM Catering Services Schiphol B.V. provides a wide range of services tailored to the needs of Air France, KLM and other airlines: food preparation and catering, aircraft resupply, cabin cleaning and service, ramp and baggage services, and airport logistics. Servair and KLM Catering Services Schiphol B.V. had 7,724 and 1,350 employees, respectively, as of March 31, 2005. Servair and KLM Catering Services Schiphol B.V. collectively provide approximately 164,000 meals per day.

Amadeus

Amadeus GTD

Amadeus Global Travel Distribution S.A., 23.4% owned by Air France, is an information technology company providing IT solutions for the global travel and tourism industry. Amadeus’ operations are centered around the Global Distribution System, or GDS, the world’s largest international electronic marketing and sales system for travel, covering approximately 47,000 terminals in more than 215 markets at June 1, 2005. Amadeus connected travel providers, airlines, hotels, car rental agencies, rail, tour, insurance, ferry and cruise operators with approximately 72,000 travel agencies worldwide at June 1, 2005.

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

During the financial year ended March 31, 2005, Air France and a number of other shareholders of Amadeus initiated negotiations with private equity funds to launch, through a company in which they will be shareholders, a public offer for shares of Amadeus. The offer closed on June 27, 2005, following which Air France indirectly holds 22.96% of Amadeus GTD. See “—Other Significant Developments After March 31, 2005—Amadeus GTD”.

Amadeus GTD purchased Air France’s 66% interest in Amadeus France for €85 million in December 2004.

Amadeus GTD owns 74.2% of the share capital of Opodo Limited, an online travel agent offering flights, insurance, car and hotel products. Air France-KLM currently owns 8.3% of Opodo’s share capital. The remainder of Opodo’s share capital is owned by British Airways, Aer Lingus, Alitalia, Austrian Airlines, Finnair, Iberia and Lufthansa.

Support Operations

Frequent Flyer Programs

Flying Blue

On June 1, 2005, we merged the Air France “Fréquence Plus” and the KLM “Flying Dutchman” programs into one frequent flyer program called “Flying Blue”. With ten million members, Flying Blue is the basic tool by which the customer relations divisions of both airlines may recognize their loyal customers and provide them with high quality service, regardless of the airline they travel on.

In cooperation with more than 30 partner airlines, as well as the member airlines of SkyTeam, Flying Blue enables customers to earn and redeem miles for travel on one of 18,000 daily flights to 900 destinations. The ability to earn and redeem miles has been further increased with the participation of approximately 100 non-airline partners in the program.

SkyTeam Elite

SkyTeam Elite is a joint frequent flyer program developed by the SkyTeam alliance’s partners that offers advanced customer services to certain categories of passengers on select routes of the SkyTeam network. For example, members of the SkyTeam Elite Frequent Flyer program may benefit from a priority reservation waitlist, priority check-in, extended lounge access, priority boarding, preferred seating and priority airport standby. In addition, members of the SkyTeam Elite Plus Frequent Flyer program may benefit from guaranteed reservations on sold-out flights and priority baggage handling. Elite members accrue reward miles on all SkyTeam flights and may redeem their miles for award tickets on any SkyTeam airline.

Airport Lounges

Customers of Air France and KLM have access to more than 390 airport lounges (including those of SkyTeam members) worldwide.

Principal Raw Materials Suppliers

The principal raw material we use in our business is fuel. Air France obtains fuel from approximately 60 oil companies or retailers, with six large international oil companies providing approximately 75% of its supplies, and KLM pursuant to various local fuel supply contracts. The prices of fuel set forth in these contracts fluctuate with market indicators and are subject to periodic adjustment. Air France and KLM each pay for approximately 100% of their jet fuel in dollars.

Refueling contracts with oil companies are generally renegotiated annually through standard tendering procedures. The Air France’s standard contract is for one year, except in certain isolated cases when Air France and KLM are also implementing joint fuel purchase programs in conjunction with SkyTeam alliance partners in order to benefit from increased purchasing leverage.

The price of jet fuel is historically volatile and is susceptible to geopolitical instability and has recently been at historically high levels. See “Item 3: Key Information—Risk Factors—Risks Related to the Business—Air France-KLM may be adversely affected by high jet fuel prices”. Air France and KLM employ a variety of risk management tools for oil and fuel purchasing, including swaps and options with or without premiums, and by purchasing jet fuel in various stages of production and refinement in order to exploit price differentials between such stages. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk—Market Risk”.

In response to the increase in the price of jet fuel, both Air France and KLM have introduced a series of fuel surcharges on their passenger and cargo flights. See “—Item 5: Operating and Financial Review and Prospects—Airline Industry Trends—Increased Fuel Prices”.

Competition

Air France and KLM face competition on point-to-point traffic from different national carriers serving these destinations. In addition, for connecting traffic, we compete with other major international airlines operating hub facilities with connections to France or Holland.

In the European market, Air France and KLM also face competition from low-cost airlines, principally easyJet and Ryanair, as well as alternative means of transportation, in particular the TGV, the French high-speed rail link and the Eurostar. Air France has code-sharing arrangements with the TGV network, offering rail/air transfers at the Roissy-CDG Terminal 2 and rail/air links from five regional cities to Roissy-CDG, thereby feeding hub traffic and allowing TGV passengers to access Air France’s international network. Similarly, Air France has a code-sharing arrangement with Thalys International, a high-speed rail network with a Brussels-Paris link. Passengers may purchase combined train/air tickets and travel on any one of five direct trips per day between Brussels-Midi station and Roissy-CDG.

Our competitors in cargo transport are principally Lufthansa, CARGOLUX, Singapore Airlines and Korean Air as well as freight integrators.

The Fleet

The Air France-KLM fleet

As of March 31, 2005, our fleet consisted of 568 aircraft, including 551 planes in operation. At the same date, we had orders for 48 planes and options on 32 aircraft. 212 planes (37% of the fleet) were fully owned, while 136 aircraft (24% of the fleet) were under financial leases and 220 planes (39% of the fleet) were under operating leases. In addition to the main fleet, Air Ivoire operates four aircraft.

Both Air France and KLM have placed orders for the Boeing B747-400ERF cargo, the Boeing B777-200 and Airbus A330-200 for their long-haul fleet. Although Air France and KLM continue to manage separate fleets, these joint choices enable both companies to define common technical specifications for future aircraft in terms of flight decks, engines and avionics. Only the cabins will be specific to each company. Joint specifications facilitate the transfer of ownership or operational leasing of aircraft between the two companies, harmonize industrial strategies by preventing duplication of skills and reducing inventories of maintenance parts, improve training resources for flight deck crews as well as ensure more attractive commercial terms from suppliers.

During the year ended March 31, 2005, we undertook a review of our regional fleet and the decision was made to lease certain KLM regional planes to City Jet (two BAE 146) and BritAir (two Fokker 100) in order to optimize the capacities of the Air France and KLM fleets. We have also undertaken a review of the future needs of the regional fleets of Air France and KLM and is currently in the process of implementing a coordinated action plan for future relationships with other aircraft companies as well as with, engine and other parts manufacturers.

Air France and KLM are accelerating the renewal of their fleets in response to the combined effects of very high oil prices and a weak dollar. Air France decided to replace the B 747-200 and 300 aircraft used in its Caribbean and Indian Ocean network with B 777-300ER, which consume 50% less fuel, and the cargo B 747-200 aircraft with B747-400ERF and B 777F. KLM decided to replace its B 767-300ER with A330 and B777-200. It is currently contemplated that Air France will complete these replacements in the summer of 2010 and KLM in the summer of 2009.

The Air France Group Fleet

As at March 31, 2005, the Air France group fleet consisted of 387 planes, including 254 in the Air France fleet, 133 in the regional fleet plus four at Air Ivoire. 43% of the Air France group fleet is owned, 15% is under financial leases, and 42% is operated under operating leases.

The Air France fleet

Air France operates a fleet of 254 aircraft, with 249 in operation, including 147 medium-haul, 90 long-haul and 12 cargo aircraft. The aircraft in the fleet have an average age of 8.6 years, with 6.6 for the long-haul fleet, 9.4 for the medium-haul fleet and 13.9 for the cargo fleet.

During the financial year ended March 31, 2005, 23 aircraft were added to the fleet and 14 were withdrawn.

In the medium-haul fleet, four Airbus A318, four Airbus A319, two Airbus A320 and one Airbus A321 were added. One Airbus A320 and nine Boeing B737 (three B737-300 and six B737-500) were withdrawn. In the long-haul fleet, four Boeing 747-200 were withdrawn (two passenger planes and two cargo planes) and 12 aircraft were added, including one Boeing B747-400 passenger plane, one Boeing B747-400 cargo, nine Boeing B777-300 and one Airbus A330-200.

Investments in flight equipment over the year amounted to €1.39 billion (including advances on orders and capital maintenance operations). At March 31, 2005, there were firm orders for 31 aircraft and options on 21.

The following table sets forth the Air France fleet as at March 31, 2005 and 2004:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Long-haul fleet
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	4	3	1	1	9	9	14	13	13	12
B777-200/300	16	14	4	2	14	9	34	25	34	25
B747-400	8	9	1	1	7	5	16	15	16	15
B747-200/300	7	7	—	—	—	2	7	9	5	9
B767-300	1	1	—	—	—	—	1	1	—	—
B747-200 Cargo	5	5	1	1	2	4	8	10	8	10
B747-400 Cargo	1	1	—	—	3	2	4	3	4	3

Total Long-haul fleet	50	48	13	11	43	39	106	98	102	96

Medium-haul fleet
A318-200	9	5	—	—	—	—	9	5	9	5
A319-100	8	17	4	4	21	18	43	39	43	39
A320-100/200	49	44	3	5	15	17	67	66	67	65
A321-100/200	11	8	—	2	2	2	13	12	13	12
B737-300/500	4	6	3	3	9	16	16	25	15	23

Total Medium-haul fleet	91	80	10	14	47	53	148	147	147	144

Total Air France fleet	141	128	23	25	90	92	254	245	249	240

The Air France regional fleet

The Air France regional division has a fleet of 133 planes with 100 seats or fewer, with 121 aircraft in operation and ten leased from third-party companies. This fleet is primarily organized around four aircraft: the Régional Embraer, the Brit Air Bombardier, the Régional and BritAir Fokker (capacity of 79 and 100 seats), and the CityJet BAE.

During the financial year ended March 31, 2005, Brit Air added one CRJ 700 to its fleet. In addition, two BAE 146-300 were added to the CityJet fleet from the Air France group fleet. Régional added two Fokker 70, one Fokker 100 and one ERJ 145 and withdrew one EMB 120 from its fleet.

The average age of aircraft in the regional operating fleet is 7.4 years for Brit Air, 18.4 years for CityJet and 8.5 years for Régional.

Investments in flight equipment amounted to €61.1 million for the year. There were firm orders for eight aircraft at March 31, 2005, without options.

The following table sets forth the Air France regional fleet as at March 31, 2005 and 2004:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Brit Air Fleet
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	1	9	9	—	—	11	10	11	10
F100-100	1	1	—	—	9	9	10	10	10	10

Total Brit Air fleet	5	4	20	20	15	15	40	39	40	39

Régional fleet
Embraer RJ 145	2	1	8	9	8	17	28	27	28	27
Embraer RJ 135	2	3	3	2	4	4	9	9	9	9
Embraer 120	7	3	3	3	3	8	13	14	10	12
Fokker 100	1	—	—	—	6	—	7	—	6	—
Fokker 70	—	—	—	—	5	9	5	9	5	9
Beech 1900	6	6	1	1	1	1	8	8	—	—
SAAB 2000	—	—	—	—	6	6	6	6	6	6

Total Régional fleet	18	13	15	15	43	45	76	73	64	63

CityJet fleet
BAE 146-200	5	1	—	—	12	14	17	15	17	15

Total CityJet fleet	5	1	—	—	12	14	17	15	17	15

Total regional fleet	28	18	35	35	70	74	133	127	121	117

Other fleets

Air Ivoire, a subsidiary of Air France, serves Africa from Abidjan with three Fokker 28. During the financial year ended March 31, 2005, Air Ivoire added an Airbus A321 to its fleet to serve the Abidjan-Paris route. Following the events in the Ivory Coast, however, this line was suspended and the plane was subleased in March 2005.

The KLM Group fleet

As at March 31, 2005, the KLM group fleet consisted of 181 aircraft, all of which were operational. There were orders for eight aircraft and options on 11. 24% of the planes are owned in full, 43% under financial leases, and 33% under operating leases. The average age of the aircraft in the fleet is 9.6 years; with 9.5 years for the long-haul fleet and seven years for the medium-haul fleet.

The KLM fleet

The KLM fleet has 128 aircraft in operation, with 57 long-haul planes, including 17 B747 passenger/freight combos and three cargo B747-400 FR planes and 71 medium-haul planes

During the financial year ended March 31, 2005, six planes were added to the fleet and one was withdrawn. In the medium-haul fleet, one B737-400 was removed and one B737-800 and B737-900 each were added. In the long-haul fleet, four B777-200 were added. Investments in flight equipment over the year amounted to €261 (including advances on orders and capital maintenance operations). At March 31, 2005, there were firm orders for nine aircraft and options on 11.

The following table sets forth the KLM fleet as at March 31, 2005 and 2004:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Long-haul fleet
B777-200	—	—	4	3	6	3	10	6	10	6
B747-400	6	6	16	16	—	—	22	22	22	22
B767-300	—	—	—	—	12	12	12	12	12	12
MD11	—	—	8	8	2	2	10	10	10	10
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3

Total long-haul fleet	6	6	31	30	20	17	57	53	57	53

Medium-haul fleet
B737-300	6	6	1	1	7	7	14	14	14	14
B737-400	6	5	—	2	7	7	13	14	13	14
B737-700	—	—	4	4	5	5	9	9	9	8
B737-800	6	6	20	19	4	4	30	29	30	29
B737-900	—	—	2	1	3	3	5	4	5	5

Total Medium-haul fleet	18	17	27	27	26	26	71	70	71	70

Total KLM fleet	24	23	58	57	46	43	128	123	128	123

The KLM regional fleet

KLM’s regional fleet consists of 53 aircraft divided between two aircraft: Fokker and BAE. The average age of aircraft in operation is 12.6 years.

During the financial year ended March 31, 2005, one Fokker 70 and one Fokker 100 were added to the regional fleet and five BAE 146-100/300 were withdrawn from the regional fleet. No investments in aircraft equipment were made over the period. At March 31, 2005, there were no options on aircraft. The following table sets forth the KLM regional fleet as at March 31, 2005 and 2004:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
KLM Cityhopper fleet
Fokker 70	18	16	0	1	3	3	21	20	21	20
Fokker 50	—	—	6	6	4	4	10	10	10	10

Total KLM Cityhopper fleet	18	16	6	7	7	7	31	30	31	30

KLM Cityhopper UK Fleet
Fokker 50	—	—	—	—	6	6	6	6	6	6
Fokker 100	1	1	14	14	1	—	16	15	16	15
BAE 146 100/300	—	—	—	—	—	5	—	5	—	5

Total KLM Cityhopper UK fleet	1	1	14	14	7	11	22	26	22	26

Total KLM regional fleet	19	17	20	21	14	18	53	56	53	56

Property

The following description sets forth our principal properties in addition to our fleet of aircraft.

Air France Properties

Principal Properties	Description	Nature of Title	Approximate Gross Size
			(square meters)
CDG – Roissy Airport
Terminals A-F	passenger terminal	leased	56,072
Maintenance Areas	hangars, workshops	leased	723,375
Equipment Area	open storage area	leased	60,271
Equipment Area/Runway Buildings	protected storage area/offices, workshops	leased	63,952
45 rue de Paris	head offices	leased	65,020
	parking garage	leased	86,000
Terminal 1	passenger terminal	leased	26,129

Orly Airport
Aérogare Orly	flight operations terminal	leased	77,418
Paray Vieille Poste	hangars, workshops, offices	leased	166,737
1 avenue du Maréchal Devaux	offices (central building)	owned	13,150
	warehouses/restaurant	owned	20,447
		owned	2,400
Le Bourget Airport
Maintenance Areas	hangars, offices, parking area, workshops	leased	97,395
Toulouse
Maintenance Areas	hangars, offices	owned	80,090
	leased		4,692
Montreuil
2 Gaumont	offices	leased	29,031

Vilgénis
Domaine de Vilgénis	instruction center	owned	6,849

Air France also has other freehold and leasehold interests in real estate in numerous countries throughout the world that collectively are less significant. See note 15 to our consolidated financial statements.

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

KLM Properties

Principal Properties	Description	Nature of Title	Approximate Gross Size
			(square meters)
Amstelveen
	Head office	owned	39,830
	Parking Space	owned	10,668
Schiphol Airport
	Hangars	owned	226,448
	Parking Space	owned	27,569
	Freight buildings	owned	99,523
	Terminal buildings	leased	35,060
	Crewcenter	leased	6,494
	Engine shop	owned	80,043
	Catering buildings	owned	58,764
	Warehouses	owned	38,796
	Offices	owned	129,115
	Other	owned	41,953

KLM owns its head office buildings in Amstelveen where its corporate management and various staff bureaus and divisions are located.

In addition, KLM maintains and operates facilities at Amsterdam Airport Schiphol for the servicing, overhauling and repair of aircraft, engines, parts and accessories. These facilities include hangars, engine, communications and other workshops, engine test cells and warehousing facilities. KLM houses its operations, engineering and purchasing personnel at Schiphol airport. All of these engineering and maintenance facilities are either leased or constructed on leased land. The land leases typically have a term varying from 25 to 75 years.

Schiphol airport is operated by a corporation owned jointly by the State of the Netherlands, the City of Amsterdam, the Province of Noord-Holland and the City of Rotterdam.

Environmental Policy

Air France and KLM are each individually responsible for environmental management of their operations.

Air France has established an Environment and Sustainable Development Department which is responsible for the environmental policy of Air France. This department is responsible for enforcing the environmental policy at the air operations level as well as overseeing the enforcement of the environmental policy for ground operations as carried-out by other departments. Both the Environment and Sustainable Development Department and the departments responsible for ground operations are responsible for ensuring regulatory compliance and for limiting the environmental impact of operations.

KLM’s environmental policy is established at the board level and put into practice through annual environmental programs. One member of the board of managing directors is designated as responsible for environmental issues. Each organizational unit within KLM has an environmental liaison officer responsible for coordinating environmental issues and advising management. The Environmental Services Department assists the board of managing directors and the individual organizational units. It also monitors internal and external developments relating to the environment.

KLM’s management is responsible for ensuring that sufficient information and training opportunities on environment issues are available. This is verified annually as part of KLM’s ISO 14001 certification. Air France is currently undertaking steps to harmonize this local training throughout the company.

Environmental evaluation or certification programs

Air France is committed to environmental management following the ISO 14001 rules, applied consistently with its Quality-Safety- Environment (QSE) program.

The Orly (engineering and maintenance department) and Le Bourget sites of Air France Industry are already ISO 14001 certified. Air France Industries aims to have 70% of its sites ISO 14001 certified by 2006. Air France Operations is currently undertaking a preliminary audit of sites in continental France.

Air France Cargo is currently reviewing its various sites with the goal of establishing environmental assessments by the summer of 2005. The ISO 14001 standard will continue to be the benchmark guiding the deployment of the environmental program in accordance with the QSE program.

Air France Industries’ CRMA subsidiary has been ISO 14001 certified since 1999. Servair (catering) has deployed a system of preliminary environmental diagnostics at its sites. Its ACNA cleaning subsidiary has also embarked on an ISO 14001 certification program.

KLM is ISO 14001 and EMAS certified.

Compliance with legal and regulatory requirements

As operators of passenger and cargo aircraft, Air France and KLM are subject to a wide range of French, Dutch, E.U. and international regulations. See “—Regulation of Air France-KLM—Environmental Protection and Anti-Noise Standards”. At present, Air France and KLM each monitor regulatory developments with respect to issues directly concerning them.

To ensure greater consistency within Air France and guarantee exhaustive coverage of applicable regulations, Air France has decided to set up a centralized monitoring tool, to be overseen by the environmental law specialist consultancy firm of Huglo Lepage.

As part of its ISO 14001 system, KLM has extensive procedures to identify amendments to applicable environmental legislation or regulations. When KLM implements process changes, it notifies the competent authorities are notified to ensure the current environmental licenses do not need revision.

Environmental Risk Management

In January 2003, Air France established a Risk Management and Environmental Protection Unit within the QSE Department. This unit is responsible for drafting three-year action plans to monitor maintenance activities that could have a significant environmental impact. These three-year actions plans are designed to stay abreast or ahead of regulatory developments. Risks are initially identified through audits or inventory programs.

KLM has two systems designed to manage environmental risk. First, ISO 14001 pro-actively identifies risks and required action through the execution of audits, management reviews and the regular update of all environmental registers. Additionally, KLM applies a company-wide risk management system where, every quarter, risks are inventoried, the likelihood and impact assessed and the proposed action is discussed at board level.

Repairing environmental damage

We are liable for the noise tax at Amsterdam’s Schiphol airport and France’s ten main airports.

For the financial year ended March 31, 2005, Air France paid out €8.5 million in noise tax, of which €7.9 million was for its activities in the Paris region.

Air France is a member of the CCE/CCAR (Environmental Advisory Committee/Advisory Committee for Resident Assistance), responsible for ensuring that funds collected under the noise tax are put to the most effective use and that residents in designated noise areas are properly sound-proofed as rapidly as possible. The Committee seeks to optimize protection around airport zones, while restricting the inflow of additional residents in zones where noise pollution from airports is deemed penalizing.

Air France continues the clean-up of the Air France Industry Montaudran site, which has been vacated after more than five decades of maintenance activity. In conjunction with the Toulouse DRIRE (Regional Industry, Research and Environmental Agency), Air France carried out preliminary studies and is financing soil rehabilitation work. During the financial year ended March 31, 2005, Air France carried out studies on pollution identified on the northern part of the maintenance site and the possible related risks. The overall clean-up program, describing the technical solutions to deal with the problems identified, was presented to the DRIRE in April 2005. In parallel, the water table is being continually monitored in the southern area of the site. The measured content of the main pollutants is, to date, below regulatory thresholds.

KLM publishes annually on the internet (www.klm.com/sustainability) an overview of its environmental costs. A detailed overview of the financial year ended March 31, 2005 will become available in June 2005. For the financial year ended March 31, 2004, KLM’s environmental costs totaled €1.4 million (excluding contribution to noise insulation programs). The main costs items included extra fuel consumption due to noise procedures, waste disposal and costs of KLM’s environmental staff.

As we believe we are in compliance with all applicable environmental regulations, no provisions have been recorded in respect of such regulations.

Legal Proceedings

We and our subsidiaries are involved in various disputes, for which we have not necessarily been required to book provisions in our financial statements.

A class action has been filed against Air France, KLM and several U.S. airlines, by five travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for collusion. The damages claimed against the airlines represents a total of U.S.$17.5 billion, and this amount may be tripled under U.S. collusion legislation. An initial ruling was handed down on October 30, 2003 in favor of the airlines. In a ruling announced on December 9, 2004, the Court of Richmond (Virginia) confirmed the decision taken on October 30, 2003. Subject to a possible appeal, the airlines, including Air France and KLM, have been definitively cleared in this case. No provisions had been booked in connection with this dispute.

A similar suit is currently being reviewed by the federal courts in Ohio. Approximately 150 travel agents, which were initially plaintiffs in the case mentioned above, but later withdrew, have filed a case on the same grounds (collusion) against Air France, KLM and other European and U.S. airlines. The amount of damages alleged has not yet been determined. Neither Air France nor KLM have booked any provisions in connection with these proceedings.

In December 2004, IAP Intermodal filed charges against several airlines including Air France in a federal court in Texas, alleging that the flight-time scheduling software used by these airlines infringes on three patents held by IAP Intermodal. On the basis of legal advice given by a firm specializing in these matters in the United States, Air France believes that these claims have no grounds, and does not plan on booking any provisions.

During the calendar years 2000 and early 2001, a number of Servair employees initiated a lawsuit before the French Labor Court seeking payment of back wages. The plaintiffs argued that time spent eating meals in the company cafeteria constituted time during which the employee is under the control of the employer and should thus be compensated as normal working hours. Servair has taken the position that time spent eating meals is an interruption in working hours that is not entitled to remuneration. In its definitive ruling dated November 8, 2001, the Court of Appeal of Paris sided with the position argued by Servair. Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still pending before the courts. In a ruling handed down on October 29, 2004, the court dismissed a case filed by approximately 30 employees. In a ruling handed down on June 7, 2005, the court dismissed actions brought by 122 employees. A decision is expected to be handed down on the actions of a further 150 employees on September 26, 2005.

Regulation of Air France-KLM

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

The Warsaw Convention, modified by the Montreal Convention

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

•	multilateral air transport agreements between states, such as the International Air Services Transit Agreement of 1944, which gives airlines based in the contracting states general rights for their scheduled flights to over-fly the territories of other contracting states and to make non-traffic stops in such territories, and

•	bilateral treaties based more or less closely on the standard agreements set forth in the Chicago Convention and through which the states grant each other one or more of the designated “Air Freedoms”.

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

France and the Netherlands are each currently a party to the Chicago Convention, the International Air Services Transit Agreement and the two protocols amending the Chicago Convention relating to airline industry regulations. In addition, France and the Netherlands are each a party to a number of bilateral treaties.

These bilateral treaties generally contain provisions governing the designation of airline carriers for the operation of specified routes, and may contain rules regulating the capacity offered by such airline carriers and procedures for the agreement of tariffs. Many bilateral treaties require the combined approvals of the aviation authorities of both states involved.

The system established by the Chicago Convention presumes a formal connection between airline companies and their aircraft on the one hand, and individual states on the other. Consequently, with many exceptions, each aircraft is usually registered in the same state as the airline company that operates it. In the case of airline companies, foreign ownership or effective control cannot exceed certain thresholds.

Air France’s rights to operate air travel services on non-E.U. routes depend in many instances on being majority or substantially owned and effectively controlled by French or E.U. nationals. In many instances, KLM’s rights similarly depend on being majority or substantially owned and effectively controlled by Dutch or E.U. nationals. Bilateral treaties incorporate, and sometimes reinforce, these provisions.

Air France’s amended articles of association provide that certain shareholders may be obligated to sell all or a part of their Air France shares if 45% or more of the share capital or voting rights of Air France are held, directly or indirectly, by non-French persons. See “Item 10: Additional Information—Form and Holding of Shares—Compulsory Transfer of Shares”. In addition, the State of the Netherlands has an option, which has been amended in connection with the combination, to acquire preference shares B of KLM if a country imposes or will impose restrictions or conditions on KLM as a consequence of a substantial part of KLM’s share capital not being demonstrably Dutch owned or KLM not being effectively controlled by Dutch nationals.

The Chicago Convention also provides for aircraft noise control and engine emission control regulations, set forth in Annex 16 thereof. As an operator of passenger and cargo aircraft, Air France and KLM are subject to compliance with these provisions.

Finally, the Chicago Convention established the International Civil Aviation Organization (ICAO) which in 1947 became the aviation division of the United Nations. Within the framework of the ICAO, participant states establish the international technical regulations applicable to civil aviation.

The Rome Convention

The Rome Convention (1952) regulates third party damages. The Netherlands has not ratified the Rome Convention and regulation of third party damages is governed in the Netherlands by general negligence rules in accordance with Article 162 of Book 6 of the Dutch Civil Code. France has not ratified the Rome Convention and regulation of third party damages is governed in France in accordance with the principles of article L.141 of the French Civil Aviation Code (Code de l’aviation civile). Following the events of September 11, 2001, certain members of the ICAO advocated the amendment and modernization of the Rome Convention. As of the date of this annual report, no such amendment or modernization had been implemented.

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

Open Sky Agreements

Air traffic with the U.S. has been liberalized by several states, including France, the Netherlands and a number of other E.U. Member States, by way of so-called open sky agreements. Discussions arose between the E.U. and its Member States on whether it was lawful for them to enter into these agreements. The European Commission sued some Member States before the European Court of Justice (the ECJ) and the ECJ delivered a judgment on November 5, 2002, stating that Denmark, Sweden, Finland, Belgium, Luxembourg, Austria and Germany had infringed upon the European Community’s powers with respect to the conclusion of certain international agreements that are binding upon the European Community. In addition, these Member States and the United Kingdom were also found to have violated the rules on the right of establishment embodied in Article 43 of the Treaty of Rome by excluding, in their open sky agreements with the U.S., air carriers established in the other Member States but not majority-owned and effectively controlled by nationals of such States from the benefit of national treatment in the host Member State. The European Commission believes that the November 5, 2002 judgments have implications not only for the specific agreements concerned, but for all existing bilateral air services agreements and for the negotiation of new agreements. On July 20, 2004, the Commission announced that it was not satisfied that the Member States were complying with the judgments of the ECJ and that, accordingly, it had issued letters of formal notice to the eight Member States over their failure to comply with the judgments.

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

Following the November 5, 2002 judgments, in June 2003, the 15 E.U. Member States gave the European Commission a mandate to negotiate with the United States the creation of an open aviation area providing freedom of access on both sides of the Atlantic. Representatives from the United States and Europe thereafter conducted negotiations and prepared a draft package for submission to the Member States. In June 2004 the Member States decided that the draft package negotiated with the U.S. authorities was unacceptable. At March 31, 2005, negotiations had not resumed between the United States and Europe on these matters. The Member States also gave the European Commission a so-called horizontal mandate to negotiate a European nationality clause in bilateral agreements and with third countries on behalf of the E.U. Member States, and talks have begun with several non-E.U. States.

European Regulation

Liberalization

In 1987, the European Commission undertook to create common European air transport regulations. These consist of three sets of measures known as the First, Second and Third Packages. The Third Package (1992) included measures aimed at putting an end to certain aspects of the monopolies of various national airline companies. As a result, airlines licensed by any EEA Member State, including Air France and KLM, now have free access to all routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible. On April 1, 1997, a single European airspace was established within which any European airline may freely operate on any routes within the E.U. Member States. In particular, European airlines may freely practice cabotage (i.e., transporting passengers or cargo from one city to another, either within a Member State or between Member States other than the airlines’ home country). In addition, any resident of an E.U. Member State may hold an interest in the share capital of any E.U. registered airline company, provided such interest holder is not acting as a front for a beneficial owner who is not a citizen of an E.U. Member State.

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

The European regulatory framework also enables the European Commission to grant block exemptions from E.U. competition rules for certain kinds of agreements, decisions and concerted practices concerning the following:

•	the joint planning and coordination of flight schedules between E.U. airports;

•	consultations on tariffs for the carriage of passengers, baggage and freight on scheduled air services;

•	joint operations on new, less heavily traveled air services;

•	slot allocation and airport scheduling; and

•	joint purchase, development and operation of computerized reservation systems relating to timetabling, reservations and ticketing by air transport undertakings.

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

On December 5, 2002, the Council of E.U. Transport Ministers reached an agreement on the Single European Sky Package. Following a conciliation procedure between the Council of E.U. Transport Ministers and the European Parliament, an agreement was reached on December 9, 2003 covering the package of legislation laying down the objectives and operating principles for the Single European Sky. The implementation of the Single European Package continued during spring 2005.

Miscellaneous

European regulations address a variety of aviation-related issues other than those concerning competition, including air traffic noise, denied boarding, take-off and landing slots and air carrier liability, as described in this annual report. See “—Other Regulatory and Legal Issues Relating to Air France’s Operations”.

Air Transport Regulation and Legislation

French Regulation

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

Dutch Regulation

Air transport in the Netherlands is governed by two main legislative acts applicable to aviation, the Aviation Law (Wet Luchtvaart) and the Dutch Aviation Act (Luchtvaartwet). The Ministry of Transport, Public Works and Water Management administers both of these pieces of legislation which define the nature and extent of the regulation of airports and of civil aircraft operating within and/or registered in the Netherlands. These pieces of legislation additionally provide the framework for safety regulation, air traffic control rules, aircraft airworthiness, pilot competency certificates, airport and air navigation standards and environmental protection measures.

Other Regulatory and Legal Issues

Cooperation Agreement with Alitalia

On July 27, 2001, Air France and the Italian air carrier Alitalia entered into a number of cooperation agreements. The agreements pursue the double aim of integrating Alitalia into the world-wide SkyTeam alliance created by Air France, Aéromexico, Delta Air Lines and Korean Airlines in 2000 (and since expanded to include Continental, CSA Czech Airlines, KLM Royal Dutch and Northwest), and of building a far-reaching, long-term strategic bilateral alliance based on close cooperation between the parties principally on services between France and Italy. The agreements also interconnect the two airlines’ respective hubs at Roissy-CDG, Rome Fiumicino and Milan Malpensa airports.

On April 7, 2004, the European Commission adopted a decision formally exempting the cooperation agreements as notified from the Article 81(1) prohibition from November 12, 2001 to November 11, 2007, subject to compliance with certain commitments annexed to the Commission’s decision. These commitments included, notably, a commitment to release take-off and landing slots to competitors at certain airports in specified circumstances. In July 2004, easyJet Ltd announced that it had initiated proceedings before the European Court of First Instance against the European Commission challenging its decision to exempt the Air France/Alitalia cooperation agreements. The proceedings are currently pending as of the date of this annual report.

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

Due to saturation at several major European airports (primarily at peak hours), all air carriers must obtain flight slots, which are allocated in accordance with the terms and conditions defined in European Council Regulation No. 95/93 of January 18, 1993 most recently amended by Regulation No. 793/2004. Under Regulation No. 95/93, each Member State, in relation to all airports for which it is responsible, is required to designate an individual or an entity responsible for coordinating the allocation of the slots and the monitoring of their use. Such individual or entity must have specialized knowledge in the area of coordinating aircraft routes and of the operational environment of air transport companies, and is designated after consultation between the relevant Member State, the airline companies which use the airports in question, their representatives and the airport authorities.

As a general rule, a slot that has been operated by an air carrier entitles that air carrier to claim the same slot in the next equivalent scheduling period (grandfather rights). Slots are allotted twice a year, at the time airline flight schedules for the relevant IATA season are prepared by the airport coordinator. New or unused slots are generally allocated on a 50-50% basis among historic airline operators and new entrants at that airport.

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

Environmental Protection and Anti-Noise Standards

Under both French and Dutch law, an aircraft operator is subject to liability for damages caused by noise emissions from its aircraft. In France, an independent administrative body, the French Airport Noise Control Authority (Autorité de Contrôle des nuisances aéroportuaires), may recommend restrictions on the operation of certain aircraft and impose administrative fines (of up to €12,196) on aircraft operators or owners for non-compliance with anti-noise rules at take-off or landing to or from French airports. In compliance with E.U. directive no. 2002/30 of March 26, 2002, restrictions on the operation of the so-called Chapter 3 noisiest aircraft (as defined by French regulations) were decided at Roissy-CDG. At March 31, 2005, 15 of Air France’s aircraft were potentially affected by these restrictions, and they are scheduled to be gradually withdrawn from the fleet by 2008 or modified to be in compliance.

Aircraft engine emissions, including emission of greenhouse gases, are also regulated by national and international rules. Aircraft engines are required to meet the engine certification standards of Annex 16 of the Chicago Convention. The Kyoto protocol, which has not yet entered into force, requires industrialized countries that are listed in Annex I to the Chicago Convention to reduce their national emissions of six greenhouse gases, the most relevant to aviation being carbon dioxide (CO2). In anticipation of the possible application of the Kyoto protocol to international aviation through an international or European regulation, Air France and KLM have implemented a fuel conservation plan, which, together with fleet renewal, is intended to reduce jet fuel consumption throughout flight, and to contribute to reducing gaseous emissions. The action plan also provides for instructions concerning taxiing on arrival, and limiting the use of auxiliary power units.

Air France and KLM’s operations on industrial and maintenance sites, including the handling, storage, and disposal of raw materials and wastes, are subject to comprehensive laws and regulations relating to the generation, storage, handling, and transportation of hazardous materials, air emissions and waste-water discharges, and hazardous substance pollution clean-up and remediation. Air France and KLM are also subject to regulations regarding the control and removal of asbestos-containing material, and the indemnification of potential exposure of employees to asbestos.

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

Air Transport Taxes

Airlines are subject to a certain number of air transport taxes which are divided into air navigation taxes and airport taxes. Air navigation taxes include routing taxes (for over-flights) and terminal taxes (for air navigation within a 20 kilometer radius of a departure or destination airport). Airport taxes include aircraft taxes (in particular landing fees) and passenger taxes. During the financial year ended March 31, 2005, Air France paid a total of €913 million in landing fees and en route charges. During the financial year ended March 31, 2005, KLM paid a total of €547 million in landing fees and en route charges. Following the attacks of September 11, 2001, air transport taxes rose sharply to offset costs resulting from enhanced security procedures. In addition, substantial fee increases were approved by air traffic control organizations and airport authorities in April 2002 and January 2003 to offset lost revenues associated with reduced traffic levels following the war in Iraq and the outbreak of SARS.

Legal and Regulatory Matters in Connection with the Exchange Offer

Air France and KLM made certain commitments to the European Commission to secure its approval of the combination. On February 11, 2004, the European Commission adopted a formal decision declaring the combination compatible with the common market subject to full compliance with the Undertakings. In May 2004, easyJet announced that it had initiated proceedings before the European Court of First Instance against the European Commission approving the combination. Those proceedings are pending as of the date of this annual report.

Definitions and Industry Terms

ADP	Aéroports de Paris.

AEA	Association of European Airlines.

Available seat kilometers (ASKs)	the total number of seats available for the transportation of passengers multiplied by the number of kilometers those seats are flown.

Available ton kilometers (ATKs)	the number of tons of capacity available for cargo multiplied by the kilometers flown.

Cargo	freight and mail.

Cargo load factor	revenue ton-kilometers for cargo expressed as a percentage of available cargo ton-kilometers.

DGAC	Direction Générale de l’Aviation Civile, the French civil aviation authority.

Domestic flights	short- and medium-haul flights between destinations within France.

EEA	European Economic Area, which includes the 25 E.U. member states plus Norway, Iceland and Liechtenstein.

Freedoms	the right of an airline, obtained through a bilateral treaty, to operate in the airspace and on the territory of a country other than its home country. The eight freedoms can be summarized as follows:

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

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements as of and for the financial year ended March 31, 2005 and the Air France consolidated financial statements as of and for the financial years ended March 31, 2004 and 2003, together with the notes thereto, in each case, included elsewhere in this annual report. The consolidated financial statements are presented in euro and have been prepared in accordance with French GAAP.

We will apply International Financial Reporting Standards, or IFRS, to prepare our consolidated financial statements for financial years and interim periods beginning on or after April 1, 2005. See “—Adoption of International Financial Reporting Standards to Air France-KLM”.

Basis of Presentation

Air France successfully completed its exchange offer for all the outstanding common shares of KLM on May 3, 2004 and Air France-KLM was created in September 2004. As of the date of this annual report, we hold 97.3% of the economic rights and 49% of the share capital and voting rights in respect of KLM’s common shares. Air France-KLM’s consolidated financial statements for the financial year ended March 31, 2005 include the financial condition and results of operations of KLM for 11 months and are not directly comparable to the consolidated financial statements of Air France as of and for the financial years ended March 31, 2004 and 2003.

Accordingly, in order to provide for a more meaningful comparison of our consolidated financial statements for the financial years ended March 31, 2005 and 2004, we have prepared unaudited consolidated pro forma financial information in accordance with French GAAP for the financial year ended March 31, 2004, which includes the results of our business combination with KLM and the exchange offer as if they had taken place on May 1, 2003. We have published this pro-forma financial information as part of our consolidated financial statements in order to satisfy our reporting requirements with our primary French regulator, the Autorité des marchés financiers. The pro forma financial information is included in this annual report for illustrative purposes only and does not necessarily reflect the combined operating results or financial position that we could have recorded on such dates or for such periods. The discussion of the results of operations contained in this “Operating and Financial Review and Prospects” includes a discussion of our published results for the financial year ended March 31, 2005 compared to our pro-forma and actual (Air France only) results for the financial year ended March 31, 2004 as well as the results of Air France for each of the financial years ended March 31, 2004 and 2003.

Overview

Air France-KLM is one of the largest airline groups in the world, ranking first worldwide in terms of international passengers carried as of December 31, 2003, according to IATA, and first among airlines in Europe in terms of traffic (revenue passenger-kilometers) for the financial year ended March 31, 2005, according to the Association of European Airlines (AEA), with an overall market share of 27.7%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. We currently rank second in the world (excluding integrators) in cargo activity, according to IATA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Although Air France-KLM continued to operate in a difficult international environment during the financial year ended March 31, 2005, total operating revenues were €19,078 million, an increase of 7.3% from the prior year on a pro forma basis. In addition to the continuing impact of the attacks of September 11, 2001, the consequences of the war in Iraq in 2002 and the SARS epidemic commencing in 2003, the airline industry has been facing a sharp increase in fuel prices since the spring of 2004. While the recovery in airline traffic first witnessed in the second half of 2003 has continued in 2004 and the first half of 2005, with growth of approximately 11% in 2004, according to IATA, the air transport sector has had to face soaring oil prices, which have generated industry-wide losses of approximately $5 billion according to IATA, which had been estimating industry losses of approximately $3 billion for 2004. The air transport sector spent $62 billion on jet fuel in 2004, which had the effect of counterbalancing most cost-cutting efforts of individual airlines and the impact of a general economic recovery. Including the losses for 2004 estimated by IATA, the total losses from 2001 to 2004 are expected to reach approximately $36 billion, which exceeds the total value created within the air transport sector from 1978 to 2000. These trends have nevertheless affected Europe, Asia and the United States differently as explained below under “Airline Industry Trends—Geographic Trends”.

The various sources of our operating revenues are described below.

Air Transport

We generate operating revenues mainly from air transport operations, which consist of passenger and cargo operations.

Passenger

Passenger revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights that have the Air France-KLM code, including flights that are operated by other airlines pursuant to code-sharing agreements. Other passenger operating revenues are derived from commissions from SkyTeam alliance partnership arrangements, revenue from block-seat sales and information systems revenues.

Cargo

Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have the Air France-KLM code, including flights that are operated by other airlines pursuant to code-sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Maintenance

Maintenance revenues are generated principally by the Air France Industries division and the KLM Engineering & Maintenance division which perform aircraft maintenance for the Air France-KLM group’s two fleets and provide maintenance services to more than 100 third-party clients throughout the world.

Other

Other revenues principally consist of revenues from KLM’s charter business through its subsidiary transavia.com and from the catering activities of the Servair subsidiaries of Air France and KLM Catering.

Geographic Mix

Air France-KLM has defined five geographical regions into which passenger and cargo revenues are separately subdivided on the basis of origin of sale and destination. These regions are Europe and North Africa, Caribbean, French Guiana and Indian Ocean, Africa and Middle East, Americas and Polynesia, and Asia and New Caledonia.

Airline Industry Trends

Increased Fuel Prices

As noted above, since spring 2004 the airline industry has faced sharp increases in fuel prices, which IATA expects to increase. In response, in May 2004, Air France introduced a surcharge of €3 per ticket and KLM a surcharge of €4 per ticket. In August 2004, each airline introduced a further surcharge based on destination, which varied between €2 and €12 per Air France ticket and €2 and €3 per KLM ticket. A further surcharge for long-haul flights was introduced in October 2004 of €11 per Air France long-haul ticket and €7 per long-haul KLM ticket. An additional surcharge was introduced in April 2005 of between €1 and €8 per Air France ticket and between €3 and €6 per KLM ticket. A new surcharge was announced on July 4, 2005 with effect from July 19, 2005 of €1 on Air France domestic routes, €2 on Air France medium-haul routes and €4 on Air France long-haul routes for all tickets issued in France and €14 per KLM long-haul ticket. Air France and KLM have also introduced a fuel surcharge on their cargo operations.

In keeping with their strategy of implementing the synergies from their business combination, and because the surcharges have only partially covered the increased fuel prices, each Air France-KLM group business has generated synergies exceeding those which were estimated at the time of the exchange offer and have implemented, in the case of Air France, a three-year savings plan, and in the case of KLM, a 2003 restructuring plan. See “Item 4: Information on the Company—Business of Air France-KLM—Strategy—Controlling Costs and Improving Productivity”.

The impact of the increase in the cost of jet fuel on our results of operations has been partially offset by the application of our hedging policies, which resulted in a gain of €372 million or 14% of our jet fuel expenses for the financial year ended March 31, 2005. We nevertheless do not hedge all of our exposure to increases in fuel costs. See “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

The Impact of September 11, 2001 Terrorist Attacks, the War in Iraq and the Outbreak of SARS

The terrorist attacks in the U.S. on September 11, 2001 have had a significant negative impact on economic, political and market conditions around the world. Notwithstanding the recovery in traffic first witnessed in the second half of 2003 and continuing through 2004 and the first half of 2005, following the attacks, airline companies have experienced significant losses and incurred substantial additional costs, due principally to significantly higher costs of insurance, significantly higher costs of passenger and aircraft security, and decreases in demand for air travel. Airlines have also experienced declines in the value of their aircraft assets.

The global economy during the year ended March 31, 2004 and, to a lesser extent, the year ended March 31, 2005, was strained, and the airline industry disrupted, by geopolitical tensions surrounding the war in Iraq, which put downward pressure on worldwide passenger traffic. U.S. airline companies, which are largely dependent on U.S. domestic demand, particularly suffered from the September 11 attacks and from the war in Iraq.

Finally, the outbreak of SARS had the effect of sharply reducing airline traffic to and from Asia in the last month of the financial year ended March 31, 2003 and during the first half of the financial year ended March 31, 2004, with traffic plummeting between 40-50% at the height of the crisis. In response to the crisis facing the airline industry following the events of September 11, 2001, the war in Iraq and the outbreak of SARS, as well as increased fuel costs, airlines have been forced to implement new cost-saving measures, reorganize their network capacities to reply to shifting demand and overall reduced traffic and implement new growth and fleet strategies to allow for increased adaptability to volatile economic and industry conditions.

Geographic Trends

Recent airline industry trends in the three main geographic zones — Europe, the United States and Asia — have nevertheless differed significantly.

Asian airlines, after having suffered significantly diminished growth in 2003 and 2004 as a result of the SARS epidemic, have generally grown strongly.

In the United States, most airlines have not been profitable since 2001. Confronted with structural problems, including significant wage increases in 2000 and 2001 and competition from low-cost companies which have conquered nearly 30% of the North American domestic market, U.S. airlines are facing higher fuel prices without the ability to implement hedging policies as in general their financial positions are too weak. According to IATA, between 2000 and 2002, debt of the leading American air carriers doubled from $27 billion to $56 billion. Despite federal assistance of several billion dollars and drastic cost-cutting plans and wage concessions, the U.S. air carriers accumulated $7 billion in losses in 2004 and recorded new record losses in the first quarter of 2005.

In Europe, airlines that are members of the AEA have benefited from the recovery in traffic after the SARS epidemic. During 2004, traffic grew 9.0% with a 7.3% increase in capacity. Slightly more than 307 million passengers, representing an increase of 4.8% over 2003, traveled to and from the 49 countries included within Europe as defined by the AEA. In 2003, the recovery differed depending on the airline in question. Non-U.S. airlines have also had some protection from rising fuel prices because of the weakness of the U.S. dollar, particularly against the euro.

Low-Cost Air Carriers

In recent years, the airline industry has seen the emergence of low-cost air carriers that typically engage in aggressive marketing and compete with all transportation carriers. In Europe, there were over 35 low-cost airlines in 2004, but there are two dominant low-cost airlines — Ryanair and easyJet — which have over 50% market share of the low-cost market segment. We believe that the growth of low-cost airlines has not occurred through a transfer of traffic from scheduled airlines but through the creation of a new market and the winning by low-cost airlines of a large percentage of the general growth in traffic among price-sensitive passengers. The European low cost airlines are present in the five major domestic markets (but unevenly so) and on intra-European routes, primarily from Great Britain to Germany, France and Italy. While low-cost airlines are present in the French domestic market, the strong presence of the French high speed rail network, as well as the Air France domestic shuttle, has limited the interest and impact of low cost airlines.

The presence and growth of low-cost airlines in Europe are likely to continue to heighten demand and increase competition for travelers who are price, but not time, sensitive. We have been responding to this increased demand by modifying our European product offering to suit customer demand for a simplified service offering the lowest possible fares on short routes.

Cyclicality

Both the airline passenger and freight industries are highly sensitive to general economic conditions. Our business and results of operations are subject to changing economic and political conditions prevailing from time to time in France and in our other principal markets worldwide. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. Downturns in the airline industry are characterized by excess capacity and lower prices. In such downward cycles, we may also be required to take delivery of new aircraft that we have agreed to purchase (even if they are not required for their current operations), or may be unable to dispose of unnecessary aircraft under financially acceptable terms. International air freight traffic is characterized by short cycles and extreme sensitivity to the economic environment.

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

Critical Accounting Policies

Our accounting policies are described in note 2 to our consolidated financial statements. Critical accounting policies are those policies that reflect significant estimates, judgments and uncertainties and potentially result in materially different results under different assumptions of conditions. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about revenue, expenses and the carrying values of assets and liabilities that are not readily apparent from other sources. Published results may differ from these estimates under different assumptions or conditions.

We use the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue and any related commissions for both passenger and cargo operations when transportation is provided or, for passenger operations, when a ticket expires unused. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as deferred revenue in “Advance ticket sales” in our consolidated balance sheet. We perform monthly evaluations of this amount to assess the adequacy of the deferred revenue. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

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

Accounting for Pension Plans and Lump Sum Retirement Payments

We calculate our obligations in respect of pension plans and lump-sum retirement payments using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or plan assets.

Provisions for these plans and schemes are accounted for in a manner substantially identical to International Accounting Standards No. 19 “Employee Benefits” (IAS 19). Under IAS 19, pension expense is recorded over the service lives of the employees participating in the plans. Pension expense as determined by IAS 19 is generally independent of any pension funding decisions made by us. We recognized pension expenses related to defined benefit pension plans of €282 million for the financial year ended March 31, 2005 and €64 million on a published basis for the financial year ended March 31, 2004.

Our accounting for pension plans requires us to make a number of assumptions that affect the consolidated financial statements. We believe the most critical are the assumed discount rate and the expected long-term rate of return on plan assets.

We determine our assumed discount rate on the measurement date for each plan (generally December 31). This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France-KLM’s worldwide defined benefit plans was 4.5% at March 31, 2005.

The fair value of Air France-KLM’s plan assets for total funded plans increased to €10,781 million as of March 31, 2005 from €1,023 million on a published basis at March 31, 2004. This increase was due to the combination with KLM (€8,912 million), historical return on plan assets of €912 million, lowered by the effects of normal contributions and benefit payment amounts of €52 million, and to exchange rate impacts of approximately €14 million for non-euro denominated plan assets. The expected long- term rate of return on plan assets for Air France-KLM’s funded defined benefit plans is based primarily on plan-specific investment studies performed by outside consultants and consideration of recent and historical returns on the assets of each plan. For Euro-zone funded plans, lowering Air France-KLM’s expected long-term rate of return (5.3% as of the March 31, 2005 measurement date) by 25 basis points would increase estimated pension expense for the financial year ended March 31, 2006 by approximately €26 million, including required amortization of actuarial losses.

Frequent Flyer Accounting

We use a number of estimates in accounting for the Air France Fréquence Plus and the KLM Flying Dutchman frequent flyer programs which we believe are consistent with industry practice. As noted below, we have combined these two programs as of June 1, 2005.

We reduce revenue and record a liability for the estimated incremental cost of providing travel awards based on a database of all program participants and consideration of each individual’s outstanding awards balance. Not all program members redeem accumulated miles for flight awards under the plan, and some program members may never redeem accumulated miles. Accordingly, we compute our program liability based on the analysis of previous experience under the program, anticipated behavior of customers, expectations of future awards to be issued, and analysis of current accumulated mileage balances. During the financial years ended March 31, 2003 and 2004, we revised our estimates for computing Fréquence Plus liabilities based on our experience to better reflect anticipated behaviors of our customers. These changes in estimates had a positive impact of €40 million and €23 million on earnings for the financial year ended March 31, 2003 and 2004, respectively. We believe that our estimates are reasonable; however, the published redemption behaviors of program members may differ from those estimates.

In anticipation of the combination of Fréquence Plus and KLM Flying Dutchman and the valuation of the new air miles’ redemption assumptions as of June 1, 2005, we have adjusted the estimate of the corresponding obligations of these programs. These changes in estimates had a positive impact of €10 million after tax on earnings for the financial year ending March 31, 2005.

Determination of the liability for the costs of providing travel awards also includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of March 31, 2005, the liability for outstanding but unissued awards was €118 million. A change to these costs estimates or assumptions regarding redemption of miles awards under the program could have a significant effect on our liability in the year of change as well as future years. Furthermore, a change to our policy regarding the number of miles required for specific awards could have a significant impact on measurement of this liability.

We assess incremental cost estimates and award redemption assumptions on a periodic basis throughout the year. Any known or expected trends in individual components are considered in developing estimates of the expected future incremental costs of awards to be issued under the program.

We also sell mileage credits in the Fréquence Plus and the KLM Flying Dutchman programs to participating partners, such as credit card companies and hotels. Income from the sale of mileage is deferred and recognized as

“passenger revenue” at the time when transportation is provided, based on estimates of the fair value of tickets to be redeemed. Proceeds from sales of mileage credits in excess of the incremental cost of awards to be issued are recognized in income immediately.

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

U.S. GAAP Accounting Policy

Under U.S. GAAP, when impairment indicators are identified, we make judgments about the level of assets to be grouped for purposes of impairment according to our segment level. We estimate future net cash flows related to the asset group, and record impairment losses on long lived assets held and used when events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Impairment is generally assessed and measured at the segment level.

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

We had unrecorded deferred tax assets of €388 million as of March 31, 2005 and €251 million as of March 31, 2004. Our net recorded deferred tax assets as of March 31, 2005 and 2004 were €90 million and €96 million, respectively.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Scope of Consolidation

Our consolidated income statement includes the income statements of all companies acquired during the year from the date of acquisition. It also includes the income statements of any companies disposed of during the year up to the date of disposal. As of March 31, 2005, the Air France-KLM group comprised 159 companies, of which 134 are fully consolidated, 3 proportionally consolidated and 21 recorded as equity affiliates. For a full list of companies within the scope of consolidation, see note 34 to our consolidated financial statements for the financial year ended March 31, 2005 included elsewhere in this annual report.

As the exchange offer for KLM common shares closed in May 2004, the Air France-KLM financial statements for the year ended March 31, 2005 include KLM’s results over a period of 11 months (May 2004 to March 2005). As at March 31, 2005, Air France-KLM holds 97.3% of the common shares of KLM stock.

On December 30, 2004, Air France transferred its stake in Amadeus France to Amadeus GTD. The net income of Amadeus France and its subsidiary Amadeus France Service had been consolidated within Air France-KLM until this transfer.

Measures of Operating Performance

We use measures of operating performance in our business which are described below. The operating performance data are unaudited. For the financial year ended March 31, 2005, we have presented our measures of operating performance on a consolidated basis, whereas, prior to the business combination, for the financial years ended March 31, 2004 and 2003, such information was compiled separately by Air France and by KLM. To the extent operating data is presented for the financial year ended March 31, 2004, we have, where indicated, presented such information on a pro forma basis to enable a better appreciation of the operating performance data that might have been achieved if the closing date of the exchange offer had taken effect on May 1, 2003. This information is included solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating data that we could have recorded on the dates or for the periods indicated. To the extent operating data is presented for the financial year ended March 31, 2003, such information is for Air France only.

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

Results of Operations

Comparison of Financial Years Ended March 31, 2005 and March 31, 2004

Where indicated, the following discussion of our results of operations is based on both pro forma and published (Air France only) results for the financial year ended March 31, 2004. Pro forma results of operations reflect the effect of the business combination with KLM as if it had occurred on May 1, 2003.

Total Operating Revenues

The following table sets forth operating revenues by type of activity for the financial years ended March 31, 2005 and March 31, 2004 (on a pro forma and published basis), and the percentage change between the 2005 revenues and the pro forma 2004 revenues:

	Year ended March 31,
	2005 Air France-KLM	2004 Pro forma	Change	2004 Air France published
	(in € millions, except percentages)
Scheduled passenger	14,085	13,156	7.1%	9,465
Other passenger	919	888	3.5%	795

Total passenger	15,004	14,044	6.8%	10,260

Scheduled cargo	2,300	2,084	10.4%	1,264
Other cargo	192	193	(0.5)%	148

Total cargo	2,492	2,277	9.4%	1,412

Maintenance	777	747	4.0%	508
Other	805	714	12.7%	157

Total Operating Revenues	19,078	17,782	7.3%	12,337

Our total operating revenues for the financial year ended March 31, 2005 increased 7.3% compared to the previous financial year, increasing to €19,078 million from €17,782 million on a pro forma basis (€12,337 million on a published basis) for the financial year ended March 31, 2004. For the financial year ended March 31, 2005, revenues from passenger and cargo operations, which represented 91.7% of our consolidated revenues, increased by 7.2% compared to revenues from passenger and cargo operations for the financial year ended March 31, 2004 on a pro forma basis.

Revenues from passenger operations (78.6% of total operating revenues) increased 6.8% compared to such revenues for the prior period on a pro forma basis, with a 7.1% increase in scheduled passenger revenues and an increase of 3.5% in other passenger revenues. The increases were principally due to the recovery from the negative effects of the war in Iraq and the SARS epidemic during the financial year ended March 31, 2004 as well as the imposition of fuel surcharges described herein by both Air France and KLM to partially offset the substantial increase in oil prices.

Revenues from cargo operations (13.1% of total operating revenues) increased by 9.4% compared to such revenues for the financial year ended March 31, 2004 on a pro forma basis with a 10.4% increase in scheduled cargo revenues and a 0.5% decline in other cargo revenues. The overall increase in total cargo revenues resulted primarily from the increase in traffic following the recovery from the effects of the war in Iraq and the SARS epidemic during the financial year ended March 31, 2004, the imposition of such fuel surcharges, the progressive weakening of the U.S. dollar versus the euro and the end of certain textile industry quotas in Asia.

Maintenance revenues increased 4.0% compared to such revenues for the financial year ended March 31, 2004 on a pro forma basis primarily as a result of the general recovery in the airline industry. Other revenues increased by 12.7% compared to such revenues for the prior period on a pro forma basis due to increases in revenues from catering services and from KLM charter subsidiary transavia.com.

Passenger Activity

For the reasons discussed above under the heading “—Overview”, operating revenues from passenger activity for the financial year ended March 31, 2005 increased 6.8% compared to such revenues for the prior period on a pro forma basis, while scheduled passenger revenues increased 7.1% compared to such revenues for the prior period on a pro forma basis.

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2005 and the change in these operating measures as compared to such operating measures for the previous financial year on a pro forma basis:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Long-haul	163,216	7.6%	134,331	10.0%	82.3	1.8	pts
Medium-haul	51,390	4.7%	34,667	5.1%	67.5	0.3	pts

Total	214,606	6.9%	168,998	8.9%	78.7	1.5	pts

Capacity during the financial year ended March 31, 2005 increased 6.9% over the prior period presented on a pro forma basis. Compared to the financial year ended March 31, 2004 presented on a pro forma basis, growth in capacity was strongest over the long-haul network, which rose 7.6%, while medium-haul capacity increased by 4.7%.

Passenger activity reported a steady increase over the financial year ended March 31, 2005 after a difficult previous year marked by the SARS epidemic. For the financial year ended March 31, 2005, Air France-KLM traffic increased 8.9% from the previous financial year ended March 31, 2004 on a pro forma basis, while capacity increased 6.9%, resulting in an increase in load factor of 1.5 points to 78.7%.

Traffic on the long-haul network reported strong recovery, with an increase of 9.7% in passengers carried (18.8 million), as compared to the previous financial year ended March 31, 2004 on a pro forma basis. With an increase of 7.6% in capacity, traffic rose 10% generating a 1.8 point gain in load factor to 82.3%. Long-haul revenue for the financial year ended March 31, 2005 totaled €8.04 billion, an increase of 9.5% over the financial year ended March 31, 2004 on a pro forma basis, despite strong negative currency effects.

Activity on the European medium-haul network also improved for the financial year ended March 31, 2005 compared to the previous year. Traffic increased 5.1% from the previous financial year ended March 31, 2004 on a pro forma basis, while capacity increased 4.7%, generating a stable load factor of 67.5% (an increase of 0.3 points). The number of passengers carried increased 4.1% to 45.3 million, as compared to the previous financial year ended March 31, 2004 on a pro forma basis. This was the case notwithstanding strong competition and changes in customer demand in Europe. This competition and changes led us, beginning in April 2004, to implement policies to introduce greater flexibility and efficiency in our ground operations simplify and standardize our products and prices and optimize capacity. KLM expanded capacity to France from Amsterdam, Rotterdam and Eindhoven and Air France and KLM began to streamline their respective medium-haul networks.

The table below shows scheduled passenger revenues by destination and by sales region for the year ended March 31, 2005, and the change in these revenues compared to the year ended March 31, 2004 as calculated on a pro forma basis:

	Scheduled Passenger Revenue
	By destination				By area of sale
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Caribbean and Indian Ocean	1,124	8.0	(7.5)%	348	2.5	(10.8)%
Europe and North Africa(1)	6,044	42.9	4.3%	9,711	68.8	6.9%
Africa and Middle East	1,920	13.6	9.6%	937	6.7	4.7%
North and Latin America	2,939	20.9	8.5%	1,994	14.2	11.7%
Asia	2,058	14.6	22%	1,095	7.8	8.6%

Total	14,085	100.0	7.1%	14,085	100.0	7.1%

Note:

(1)	For the year ended March 31, 2005, Europe and North Africa includes France, whereas in previous financial years revenues for France were reported separately.

Scheduled passenger revenues by destination and area of sale increased for each region with the exception of the Caribbean and the Indian Ocean, which was marked by intense competition affecting both revenues and traffic until the fourth quarter when changes in the competitive environment, notably the termination of services by one competitor, permitted a partial recovery. Traffic on Caribbean and Indian Ocean network fell by 1.7% for the year and capacity by 2.9%, which generated a one point gain in the load factor to 80.9%. A total of 3.15 million passengers used our Caribbean and Indian Ocean network, a decrease of 2.6%. Our sub-networks in Africa and the Middle East, which are dedicated to industry travel to oil production and construction sites, were very successful posting increases in traffic of 8.5% and capacity of 7.0%. The load factor for Africa and Middle East was 77.9%, an increase of one point. Traffic in North and South America increased by 8.5%, representing strong activity in both North America and South America (where Air France and KLM began to streamline their flights). As capacity rose only 5.0%, the load factor increased 2.8 points to 85.5%. The increase in revenues was notwithstanding a negative currency effect linked to the weak dollar. Asian traffic increased substantially by 23.1% and capacity by 21.1%. The load factor increased 1.3 points to 81.5%. These increases, together with a substantial increase in revenues, reflect the recovery from the SARS epidemic which adversely affected the first quarter of the financial year ended March 31, 2004.

The following table shows a breakdown of total passenger revenues, scheduled passenger revenues, passenger unit revenue per ASK and yield (passenger unit revenue per RPK) for the years ended March 31, 2005 and 2004 on a pro forma and published basis, and the percentage change between these 2005 figures and pro forma 2004 figures:

	Year ended March 31,
	2005 Air France-KLM	2004 Pro forma	Change	2004 Air France published
Total passenger revenues (in € millions)	15,004	14,044	6.8%	10,260
Scheduled passenger revenues (in € millions)	14,085	13,156	7.1%	9,465
Unit revenue per ASK (in € cents)	6.56	6.55	.1%	7.02
Yield (unit revenue per RPK) (in € cents)	8.33	8.48	(1.7)%	9.29

Cargo Activity

Operating revenues from total cargo activity for the financial year ended March 31, 2005 increased 9.4% to €2,492 million from €2,277 million on a pro forma basis (€1,412 million on a published basis) for the financial year ended March 31, 2004. The increase in revenues from cargo activities resulted primarily from the recovery from the effects of the war in Iraq and the SARS epidemic during the financial year ended March 31, 2004, the imposition of fuel surcharges, the progressive weakening of the U.S. dollar against the euro and the end of certain textile industry quotas in Asia.

The following table shows cargo capacity, traffic and load factor for the financial year ended March 31, 2005 and the change in these operating measures as compared to the previous financial year as calculated on a pro forma basis.

Capacity (ATK)		Traffic (RTK)		Load factor (RTK/ATK)
(in millions)	(change)	(in millions)	(change)	(in %)	(change)
14,774	9.4%	10,078	8.8	68.2	(0.4)

During the financial year ended March 31, 2005, cargo activity recorded strong growth despite the high increase in oil prices (which were partially offset by fuel surcharges and our hedging policies) and negative currency effects due to the strength of the euro, particularly in our Asia business. Our Asian business was negatively affected by the strength of the euro which exacerbated the cost advantages which our Asian competitors enjoy. Cargo capacity increased 9.4% compared to the financial year ended March 31, 2004 on a pro forma basis, while traffic increased 8.8% resulting in a slight decline of 0.4% in the load factor to 68.2% for the financial year ended March 31, 2005.

The following table shows the geographic mix of our scheduled cargo operating revenue for the financial year ended March 31, 2005 and the percentage change in this mix from the previous financial year as calculated on a pro forma basis:

	Scheduled cargo revenue
	By destination			By sales region
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Europe and North Africa	192	8.4	(6.8)%	1,081	47.0	4.1%
Caribbean and Indian Ocean	178	7.7	5.3%	41	1.8	(4.7)%
Africa-Middle East	279	12.1	9.4%	157	6.8	9.8%
North and Latin America	652	28.3	13.4%	266	11.6	12.7%
Asia	999	43.5	13.7%	755	32.8	21.0%

Total	2,300	100.0	10.4%	2,300	100.0	10.4%

The North and Latin American network represented 35% of traffic and capacity for the financial year ended March 31, 2005. Traffic on this network increased 8.7% from the previous financial year ended March 31, 2004 on a pro forma basis, while capacity increased 4.7%, resulting in an increased load factor of 2.6 points to 69.7%. The Asian network recorded a decline of 4.1 points in the load factor to 73.8% as an increase in traffic of 10.1% was less than the 16.2% increase in capacity. The African and Middle East network, which represented 9.0% of traffic and 10.3% of capacity, performed very well after the war in Iraq and related international tension which heavily impacted the financial year ended March 31, 2004. Traffic rose 7.3% with a 4.2% increase in capacity, resulting in a 1.8 point increase in load factor to 61.8% compared to the financial year ended March 31, 2004 on a pro forma basis. The Caribbean and Indian Ocean network remained stable with an increase of 2.1% in capacity and 1.2% in traffic compared to the financial year ended March 31, 2004 on a pro forma basis.

The following table sets forth total cargo revenue, revenue from scheduled cargo, unit revenue per available ton-kilometer (ATK) of scheduled cargo and unit revenue per revenue ton-kilometer (RTK) of scheduled cargo for the financial year ended March 31, 2005 and the financial year ended March 31, 2004 on a pro forma and published basis, as well as the percentage change between the 2005 figures and the pro forma 2004 figures:

	Year ended March 31,
	2005 Air France-KLM	2004 Pro forma	Change	2004 Air France published
Total cargo revenue (in € millions)	2,492	2,277	9.4%	1,412
Revenue from scheduled cargo (in € millions)	2,300	2,084	10.4%	1,264
Unit revenue per ATK (in € cents)	15.58	15.42	1.0%	14.89
Unit revenue per RTK (in € cents)	22.83	22.48	1.6%	23.27

Unit revenue per available ton-kilometer increased by 1.0% on a pro forma basis, reflecting a negative currency impact of 2.5%. Unit revenue per revenue ton-kilometer increased 1.6% on a pro forma basis.

Maintenance Activity

Operating revenues of Air France-KLM’s maintenance activity for the financial year ended March 31, 2005 increased 4.0% to €777 million from €747 million for the financial year ended March 31, 2004 on a pro forma basis (€508 million on a published basis) despite a negative currency effect of 2.6%. The increase in revenues resulted primarily from the general recovery of the airline sector.

Other Activity

Operating revenues for Air France-KLM’s other activities increased 12.7% for the year ended March 31, 2005 compared to the year ended March 31, 2004 on a pro forma basis, to €805 million from €714 million (€157 million on a published basis). Revenues from other activities included 15 months of Servair revenues over the period January 2004 to March 2005. This was to eliminate a one-quarter discrepancy in Servair reporting which had existed until March 31, 2004 as we decided to align Servair’s financial year with our own. Excluding the impact of this 15-month consolidation, the increase would have been 6.2%. This increase was primarily due to the strong performance of the charter activities of KLM subsidiary transavia.com, and of Servair over the first half of the financial year.

External Expenses

External expenses for the financial year ended March 31, 2005 increased 9.3% over the previous year on a pro forma basis, increasing to €10,687 million from €9,779 million (€6,754 million on a published basis) for the year ended March 31, 2004. The increase in external expenses resulted principally from the increase in fuel costs of 33.3%. Excluding increases due to fuel costs, the increase in external expenses was limited to 3.1%.The following table shows a breakdown of our external expenses for the financial years ended March 31, 2005 and the financial year ended March 31, 2004, on a pro forma and published basis, as well as the percentage change between the 2005 external expenses and the pro forma 2004 external expenses:

	Year ended March 31,
	2005 Air France-KLM	2004 Pro forma	Change	2004 Air France published
	(in € millions, except percentages)
Jet fuel	2,653	1,990	33.3%	1,302
Chartering costs	558	502	11.2%	414
Aircraft operating lease costs	630	608	3.6%	458
Landing fees and en route charges	1,460	1,373	6.3%	913
Catering	402	376	6.9%	296
Handling charges and other operating costs	1,067	1,078	(1.0)%	756
Aircraft maintenance costs	621	616	0.8%	381
Commercial and distribution costs	1,399	1,439	(2.8)%	1,051
Other external expenses	1,897	1,797	5.6%	1,183

Total	10,687	9,779	9.3%	6,754

Jet fuel

Jet fuel expenses increased 33.3% for the financial year ended March 31, 2005 as compared to the financial year ended March 31, 2004 on a pro forma basis to €2,653 million from €1,990 million (€1,302 on a published basis) due principally to the substantial increase in oil prices. The application of our hedging policies in respect of fuel costs resulted in a gain of €375 million. The increase in fuel costs was due to a 5.2% increase in volume of purchases and a 44.6% increase in prices, which were partially offset by a favorable currency effect of 6.5% and the gain of 12.4% due to the application of our hedging policies.

Chartering Costs

Aircraft charter costs rose 11.2% to €558 million for the financial year ended March 31, 2005, from €502 million for the previous year on a pro forma basis (€414 million on a published basis), due to greater use of code shares with some of our partners (such as Korean Air, Japan Airlines and Vietnam Airlines) as a result of the offer of Air France’s new “Dedicate” product. The offer of this product required the chartering of special A321 aircraft.

Aircraft Operating Lease Costs

For the year ended March 31, 2005, aircraft operating lease costs increased by 3.6% compared to the previous period on a pro forma basis, increasing to €630 million from €608 million (€458 million on a published basis).

Landing Fees and en Route Charges

Landing fees and en route charges increased 6.3% to €1,460 million for the financial year ended March 31, 2005 from €1,373 million (€913 million on a published basis) during the previous financial year on a pro forma basis. This increase principally reflects the increase in traffic and route fees in Africa and landing fees in Africa and France.

Catering

For the financial year ended March 31, 2005, catering expenses increased 6.9% to €407 million compared to €376 million (€296 million on a published basis) for the year ended March 31, 2004 on a pro forma basis. The increase was mainly due to the impact of the increase in passenger activity.

Handling Charges and Other Operating Expenses

Handling charges and other operating expenses totaled €1,067 million for the financial year ended March 31, 2005, decreasing 1.0% from €1,078 million on a pro forma basis (€756 million on a published basis) for the year ended March 31, 2004.

Aircraft Maintenance Costs

Aircraft maintenance costs increased slightly by 0.8% for the year ended March 31, 2005, to €621 million from €616 million on a pro forma basis (€381 million on an actual basis) for the prior year.

Commercial and Distribution Costs

Commercial and distribution costs decreased by 2.8% for the financial year ended March 31, 2005, decreasing to €1,399 million from €1,439 million on a pro forma basis (€1,051 on a published basis) for the prior year. The decrease in commercial and distribution expenses resulted primarily from a decrease in travel agency commissions.

Other External Expenses

Other external expenses increased 5.6% for the financial year ended March 31, 2005, rising to €1,897 million from €1,797 million on a pro forma basis (€1,183 million on a published basis) for the financial year ended March 31, 2004. The increase in other external expenses resulted mainly from increases in expenses related to our business combination.

Salaries and Related Costs

Salaries and related costs increased 4.2% for the financial year ended March 31, 2005, rising to €5,922 million from €5,685 million on a pro forma basis (€4,079 million on a published basis) for the financial year ended March 31, 2004. The 4.2% increase was principally due to the reduction in allowances for costs that had been granted in France in connection with the implementation of the 35-hours work week. Additionally, an employer’s contribution charge of €17 million was made by Air France in connection with the share offering reserved for employees following the sale by the French State of a portion of its shareholding in Air France-KLM in December 2004. Payroll costs increased by 3.4% and social security contributions by 7.4% on a pro forma basis due to the factors noted above. The average number of employees of the Air France-KLM group decreased slightly compared to the average number of Air France and KLM employees for March 31, 2004.

Taxes Other than Income Tax

Taxes and duties, other than income tax, consist principally of the French business tax (taxe professionnelle) and taxes based on employee salaries. The taxe professionnelle is charged by local French authorities to companies and takes into account the rental value of the company’s premises and the value of its fixed assets. Taxes other than income tax increased by 7.6% to €226 million for the financial year ended March 31, 2005 from €210 million on a pro forma basis (€186 million on a published basis) for the prior year.

Gross Operating Result

Gross operating result for the financial year ended March 31, 2005 increased 6.4% to €2,243 million from €2,108 million on a pro forma basis (€1,318 million on a published basis) for the financial year ended March 31, 2004. Gross operating result represented 11.8% of Air France-KLM’s total operating revenues, compared to 11.9% of such revenues on a pro forma basis (10.7% on a published basis) for the financial year ended March 31, 2004.

Charge to Depreciation, Amortization, Net

Depreciation and amortization charges remained stable, decreasing to €1,586 million for the financial year ended March 31, 2005 from €1,587 million on a pro forma basis (€1,184 million on a published basis) for the financial year ended March 31, 2004.

Charge to Operating Provisions, Net

Charges to operating provisions amounted to €134 million for the financial year ended March 31, 2005 compared to €88 million on a pro forma basis (€46 million on a published basis) for the previous financial year. This increase is principally a result of increased provisions for doubtful debts of €15 million and increased provisions for pensions of €17 million.

Gain on Disposal of Flight Equipment, Net

Air France recorded a slight gain on aircraft disposals, net of €8 million for the year ended March 31, 2005 compared to a gain of €9 million on a pro forma basis (€7 million on a published basis) during the financial year ended March 31, 2004.

Other Operating Income and Charges, Net

Other charges amounted to €34 million for the financial year ended March 31, 2005, compared to €28 million on a pro forma basis (€44 million on a published basis) for the prior financial year. Other charges for the financial year ended March 31, 2005 corresponded mainly to a charge of €61 million resulting from the joint operation of passenger and cargo activities and a decrease of €43 million in the compensation received for slot swaps to €7 million for the financial year ended March 31, 2005 compared to €50 million on a pro forma basis for the financial year ended March 31, 2004.

Operating Income

General

Operating income for the financial year ended March 31, 2005 amounted to €497 million, increasing 20.0% from €414 million on a pro forma basis (€139 million on a published basis) for the year ended March 31, 2004.

By Activity

For the financial year ended March 31, 2005, operating income from passenger activity increased 13.9%, rising to €312 million, compared to €274 million on a pro forma basis (€67 million on a published basis) for the prior financial year. Operating income from cargo activities increased as well, rising to €95 million from €59 million on a pro forma basis (€15 million on a published basis) for the financial year ended March 31, 2004. Operating income from maintenance declined for the financial year ended March 31, 2005, declining to €48 million from €55 million on a pro forma basis (€50 million on a published basis) for the prior period.

The following is a table showing a breakdown of operating revenues, operating income and tangible fixed assets by activity for the years ended March 31, 2005 and 2004 (on both a pro forma and published basis):

	Year ended March 31,
	2005 Air France-KLM			2004 Pro forma		2004 Air France published
	Operating revenues	Operating income	Tangible fixed assets	Operating revenues	Operating income	Operating revenues	Operating income	Tangible fixed assets
	(in € millions)
Passenger	15,004	312	9,262	14,044	274	10,260	67	6,688
Cargo	2,492	95	972	2,277	59	1,412	15	371
Maintenance	777	48	1,300	747	55	508	50	759
Other	805	42	1,230	714	26	157	7	88

Total	19,078	497	12,754	17,782	414	12,337	139	7,906

Restructuring Costs

Restructuring costs for the financial year ended March 31, 2005 amounted to €21 million, compared to €22 million on a pro forma and published basis for the previous financial year. During the financial year ended March 31, 2005, KLM decided to outsource to third parties part of its traffic registration, interline registration and sales control activities, as well as its maintenance activities with respect to the KLM regional Fokker fleet. Additionally, KLM decided to choose the Schiphol hub as a base for their operations in Great Britain, requiring part of the operation of KLM’s 100% subsidiary KLM Cityhopper to be relocated to the Netherlands. KLM accordingly accounted for a restructuring provision of €11 million.

As of March 31, 2003, KLM recorded a restructuring provision of €75 million to cover redundancy costs associated with the execution of KLM’s cost cutting program. As of May 1, 2004, the provision related to this program amounted to €56 million, of which €39 million was utilized in the period May 1, 2004 through March 31, 2005 to cover redundancy costs incurred under KLM’s social plan. As of March 31, 2005, the remaining provision, amounting to €17 million, is expected to be utilized within one year.

Restructuring charges also include a restructuring project to improve Servair’s performance.

During the financial year ended March 31, 2004, restructuring costs (€22 million on a pro forma and published basis) primarily related to costs of the second progressive early-retirement plan implemented by Air France.

Net Financial Charges

Net financial charges amounted to €219 million for the financial year ended March 31, 2005, an increase of 17.1% from the €187 on a pro forma basis (€60 million on a published basis) recorded during the previous financial year. Net interest expense amounted to €202 million for the financial year ended March 31, 2005, a decrease of 11.4% from the €228 on a pro forma basis (€101 million on a published basis) recorded during the previous financial year due to the lower interest rates applicable over the period (3.80% for the year ended March 31, 2005 compared to 4.10% for the year ended March 31, 2004). Foreign exchange losses for the financial year ended March 31, 2005 include an unrealized net gain of €1 million, compared to a net gain of €31 million on a pro forma basis for the year ended March 31, 2004. Additionally, for the financial year ended March 31, 2005, we recognized a financial gain in other financial income of €37.9 million arising from the financing of two Air France aircraft. Other financial income also included dividends received from non-consolidated companies in the amount of €8 million for the year ended March 31, 2005 compared with €3 million on a pro forma basis for the year ended March 31, 2004.

Gains on Disposals of Subsidiaries and Affiliates, Net

Gains on disposals of subsidiaries and affiliates amounted to €67 million for the financial year ended March 31, 2005, compared to €5 million on a pro forma basis (€5 million on a published basis) for the previous financial year. The gain are mainly due to the transfer of Amadeus France and its subsidiary Amadeus France Service to Amadeus GTD on December 30, 2004.

During the financial year ended March 31, 2004, disposals of subsidiaries and affiliates essentially involved the sale of Société immobilière 3F shares held by Air France.

Pre-tax Income

Pre-tax income amounted to €324 million for the financial year ended March 31, 2005, up 54.3% from €210 million on a pro forma basis (€62 million on a published basis) for the financial year ended March 31, 2004.

Net Income of Equity Affiliates

The net income of equity affiliates for the financial year ended March 31, 2005 remained stable at €73 million compared to the previous year on a pro forma basis (an increase of 37.7% from €53 million on a published basis).

Amortization of Goodwill

For the financial year ended March 31, 2005, amortization of goodwill remained stable at €58 million compared to the previous year on a pro forma basis (increased from €(15) on a published basis).

Income Tax

For the financial year ended March 31, 2005, we had a total tax charge of €96 million, compared to a tax charge of €40 million on a pro forma basis (€2 million on a published basis) for the previous period due to increased pre-tax income and taxes payable upon our sale of Amadeus France.

Net Income

Net income for the financial year ended March 31, 2005 increased 20.2%, to €351 million from €292 million on a pro forma basis (€93 million on a published basis) for the financial year ended March 31, 2004.

Comparison of Financial Years Ended March 31, 2004 and March 31, 2003

The following discussion is of Air France’s results of operations for the financial year ended March 31, 2004 compared to the financial year ended March 31, 2003.

Total Operating Revenues

The following table sets forth operating revenues by type of activity of Air France for the financial years ended March 31, 2004 and March 31, 2003, and the percentage change between the two financial years:

	Year ended March 31,
	2004	2003	Change
	(in € millions, except percentages)
Scheduled passenger	9,465	9,713	(2.6)%
Other passenger	795	814	(2.3)%

Total passenger	10,260	10,527	(2.5)%

Scheduled cargo	1,264	1,314	(3.8)%
Other cargo	148	165	(10.3)%

Total cargo	1,412	1,479	(4.5)%

Maintenance	508	540	(5.9)%
Other	157	141	11.3)%

Total Operating Revenues	12,337	12,687	(2.8)%

Air France’s total operating revenues for the financial year ended March 31, 2004 decreased 2.8% compared to the previous financial year, declining to €12,337 million from €12,687 million. For the financial year ended March 31, 2004, revenues from passenger and cargo operations, which represented 94.6% of Air France’s consolidated revenues, decreased by 2.8% compared to revenues from passenger and cargo operations for the financial year ended March 31, 2003. Revenues from passenger operations (83.2% of total operating revenues) decreased 2.5% compared to such revenues for the prior period, with a 2.6% decrease in scheduled passenger revenues in addition to a decline of 2.3% in other passenger revenues principally due to the continued weakness of the European economy, the effect of the war in Iraq, the effect of SARS and a series of air traffic control strikes. Revenues from cargo operations (11.4% of total operating revenues) decreased by 4.5% compared to such revenues for the prior period with a 3.8% decrease in scheduled cargo revenues in addition to a 10.3% decline in other cargo revenues resulting primarily from the depreciation of the dollar against the euro. Maintenance revenues decreased slightly primarily as a result of the depreciation of the dollar against the euro. Other revenues increased by 11.3%. In addition, as mentioned under the heading “Critical Accounting Policies” above, we changed our estimates for computing the Fréquence Plus liability in 2003 to more adequately reflect the expected behavior of our customers. This change in estimates had a positive impact on revenues of approximately €23 million.

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

The table below shows scheduled passenger revenues by destination and by sales region for the year ended March 31, 2004, and the change in these revenues compared to the previous period:

	Scheduled Passenger Revenue
	By destination			By area of sale
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
France	2,024	21.4	5.7%	4,635	48.9	0.8%
Caribbean and Indian Ocean	1,023	10.8	2.9%	348	3.7	2.4%
Europe and North Africa	2,501	26.4	(2.6)%	2,099	22.2	0.3%
Africa and Middle East	1,058	11.2	(3.6)%	577	6.1	(3.5)%
North and Latin America	1,850	19.5	(5.9)%	1,169	12.4	(12.0)%
Asia	1,009	10.7	(14.1)%	637	6.7	(15.9)%

Total	9,465	100.0	(2.6)%	9,465	100.0	(2.6)%

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

The following table shows a breakdown of Air France’s external expenses for the financial years ended March 31, 2004 and March 31, 2003 as well as the percentage change between such periods:

	Year ended March 31,
	2004	2003	Change
	(in € millions, except percentages)
Jet fuel	1,302	1,369	(4.9)%
Chartering costs	414	415	(0.2)%
Aircraft operating lease costs	458	522	(12.3)%
Landing fees and en route charges	913	934	(2.2)%
Catering	296	319	(7.2)%
Handling charges and other operating costs	756	768	(1.6)%
Aircraft maintenance costs	381	477	(20.1)%
Commercial and distribution costs	1,051	1,157	(9.2)%
Other external expenses	1,183	1,213	(2.5)%

Total	6,754	7,174	(5.9)%

Jet fuel

Jet fuel expenses decreased 4.9% as a result of three principal factors: a relatively stable fuel consumption rate, a favorable average U.S. currency exchange rate effect of 15.7%, and a 10.5% increase in fuel purchase prices after hedging. Despite the sharp rise in fuel prices during the financial year ended March 31, 2004 linked to the war in Iraq, Air France was able to control fuel costs through its hedging policy. See “Item 3: Key Information—Risk Factors—Risks Related to the Business—Air France-KLM may be adversely affected by high jet fuel prices”.

During the year ended March 31, 2004, jet fuel expenses were 10.6% of Air France’s operating revenues. In contrast, jet fuel expenses were 10.8% of operating revenues for the year ended March 31, 2003.

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

Taxes Other than Income Tax

Taxes and duties, other than income tax, consisting principally of the French business tax (taxe professionnelle) and taxes based on employee salaries, remained stable, decreasing by 0.5% to €186 million for the financial year ended March 31, 2004 from €187 million for the prior year.

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

Net Income of Equity Affiliates

The net income of equity affiliates for the financial year ended March 31, 2004 was €53 million, increasing 82.8% from €29 million during the financial year ended March 31, 2003. The increase primarily reflects income from Air France’s 23.4% stake in Amadeus GTD as well as income from Air France Partnairs Leasing (AFPL) through which Air France leases aircraft through various operating leases. See “Item 4: Information on the Company—Other Air France Holdings—Amadeus”.

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

As of March 31, 2005, we had €2,254 million in marketable securities. In addition, Air France’s external sources of funding include a €1 billion syndicated credit facility established in August 2001 and renewed and increased in April 2005 to €1.2 billion for a period of five years with an option to extend to seven years (which, as of the date of this annual report is undrawn). Air France has a medium-term credit line in the amount of €52 million, of which €28 million was drawn as at March 31, 2005, with maturity dates between April 2004 and

October 2006. Air France has additionally €198 million in other lines of credit, capital leases, other bank loan facilities and bonds. There are no unusual provisions including, without limitation, those relating to changes in credit rating or ratings outlook (or the inability to achieve changes), in any of our debt, lease or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity or the creation of additional financial obligations to any material extent. Finally, on April 19,2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1,2020 convertible into and/or exchangeable for new and/or existing shares of Air France-KLM. As of March 31, 2005, €125 million of Air France’s debt was subject to financial covenants, which are limited to coverage of interest expense and the ratio of unencumbered assets to unsecured debt. Air France’s €1.2 billion undrawn syndicated credit facility noted above also contains financial covenants, although coverage extends to operating lease rental expenses as well as interest expense in this facility.

KLM’s external sources of liquidity consist of its €500 million commercial paper program, mortgages secured by aircraft and non-fleet assets, and sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2005, no amounts were outstanding under KLM’s commercial paper program. Currently there are no unusual provisions in any of KLM’s financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent.

We believe that it would be possible to increase liquidity, if necessary, by entering into additional sale and lease-back transactions with respect to unencumbered fully-owned aircraft and additional bank facilities.

Cash Flows

Cash flows from Operating Activities

For the financial year ended March 31, 2005, cash flows from operating activities were €1,955 million. For the financial year ended March 31, 2004, for Air France only, cash flows from operating activities were €1,201 million. The increase in cash flows from operating activities resulted from an increase in our gross operating results as a result of the inclusion of the results of operations of KLM in our financial statements from May 1, 2004, and slight positive change in working capital.

For the financial year ended March 31, 2004, cash flows from operating activities increased by 7.7%, to €1.20 billion from €1.12 billion for the prior period. The increase in cash flows from operating activities resulted from positive changes in working capital which returned to customary levels during the financial year ended March 31, 2004 after an exceptional period the previous year.

Cash Flows from Investing Activities

Cash flows used in investing activities for the financial year ended March 31, 2005 amounted to €1,358 million. For the financial year ended March 31, 2004, for Air France only, cash flows from investing activities were €849 million. This increase was principally due to the inclusion of the results of operations of KLM in our financial statements from May 1, 2004 including KLM cash acquired at the date of the business combination in an amount of €575 million as well as increases of purchases of tangible and intangible fixed assets (principally aircraft) and the acquisition of treasury shares in an amount of €32 million in connection with Air France pilots’ stock option plan.

Net cash used in investing activities for the financial year ended March 31, 2004 amounted to €849 million, a decrease of 20.9% compared to €1,074 million for the financial year ended March 31, 2003. Cash flows used in investing activities were financed 141% by cash flows from operating activities, which totaled €1.2 billion, permitting a reduction of Air France group debt.

Cash Flows from Financing Activities

Cash flows from financing activities amounted to a net inflow of €266 million for the financial year ended March 31, 2005. For the financial year ended March 31, 2004, for Air France only, cash flows from financing activities amounted to a net inflow of €386 million. This decrease was principally as a result of an increase in repayments of capital lease obligations of €360 million. Other repayment of debt amounted to €385 million for the financial year. New debt amounted to €858 million.

Cash flows from financing activities increased to a net inflow of €386 million for the financial year ended March 31, 2004, from a net outflow of €415 million for the previous period. To ensure its refinancing needs, Air France raised €901 million over the year ended March 31, 2004. Debt repayments over the period totaled €497 million and primarily covered financial debt in the amount of €345 million, including a bond payment in June 2003 for €169 million as well as debts on financial lease agreements of €152 million.

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

Capital Expenditure

Air France-KLM’s total capital expenditures on tangible and intangible fixed assets and acquisitions of subsidiaries and affiliates amounted to €2.1 billion for the financial year ended March 31, 2005. For the financial year ended March 31, 2004, for Air France only, total capital expenditures amounted to €1.28 billion. Capital expenditures for the financial years ended March 31, 2005 and 2004 principally involved aircraft purchases.

Acquisitions of aircraft and flight equipment in the year ended March 31, 2005 included nine Boeing 777-300 aircraft added to Air France’s fleet as well as four B777-200 aircraft added to KLM’s fleet. See “Item 4: Information on the Company—Business of Air France-KLM—The Fleet”. Other significant capital expenditures included payments for our new E.O.L.E. plant, construction of our new building for flight operation at Roissy-CDG, CitePN, and investments in our information technology systems..

Air France-KLM funds its capital expenditures through cash flows from the operations, debt, capital leases, and proceeds from the sale of subsidiaries and from the sale of aircraft. Air France-KLM’s commitments for capital expenditures are principally to purchase aircraft under aircraft acquisition agreements. As of March 31, 2005, Air France-KLM’s commitments relating to the purchase of aircraft (in terms of firm orders) was €2,962 million. As of March 31, 2004, Air France’s commitments relating to the purchase of aircraft (in terms of firm orders) was €3,176 million. These commitments are denominated in dollars and are converted into euro at the close of each relevant financial year.

Capital Resources

The following table presents the amounts of short-term and long-term debt and capital lease obligations for Air France-KLM at March 31, 2005 and for Air France only at March 31, 2004:

	At March 31,
	2005 Air France-KLM	2004 Air France published
	(in € millions)
Perpetual subordinated loan securities (TDI)	571	116
Bonds	—	18
Capital lease obligations	4,482	1,453
Other long-term loans	2,873	2,461
Accrued interest not yet due	79	43
Bond redemption premium	—	—
Long-term debt and capital leases(1)	8,005	4,091
Borrowings with short-term original maturities
Commercial paper	—	—
Short-term bank finance facilities and similar facilities	263	289
Short-term debt	263	289

Total short- and long-term debt and capital leases	8,268	4,380

Note:

(1)	Includes long-term debt maturing in less than one year (€1,056 million at March 31, 2005 and €429 million on a published basis at March 31, 2004).

Air France-KLM had commitments relating to mortgaged or secured assets (which relate principally to aircraft mortgages) totaling €1,750 million as of March 31, 2005 and €1,650 million as of March 31, 2004 on a published basis.

Air France-KLM’s long-term debt and capital lease obligations include obligations with fixed and variable exchange rates. As of March 31, 2005, 47.4% of such obligations had variable rates, compared to 54% as of March 31, 2004 on a published basis.

In order to meet its financing needs, Air France and KLM incurred additional indebtedness of €858 million for the year ended March 31, 2005, compared to €901 million for the prior comparable period on a published basis. During the financial year ended March 31, 2005, Air France-KLM reimbursed €645 million of prior indebtedness.

The following table shows a breakdown by currency of long-term debt and capital leases taking into account the effects of derivative financial instruments for Air France-KLM at March 31, 2005 and for Air France only at March 31, 2004:

	At March 31,
	2005 Air France-KLM	2004 Air France published
	(in € millions)
Euro (EUR)	6,997	3,720
U.S. dollar (USD)	619	366
Swiss franc (CHF)	280	—
Japanese yen (JPY)	29	—
Pound Sterling	76	—
Other currencies	4	5

Total	8,005	4,091

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of net debt to short- and long-term debt and capital leases for the financial years ended March 31, 2005 (Air France-KLM) and 2004 (Air France only). Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt and capital leases less cash and marketable securities. We have also provided below a ratio of net debt to stockholders’ equity and minority interests.

We believe that our net debt and ratio of net debt to stockholders’ equity and minority interests are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under French or U.S. GAAP and thus should be evaluated together with other financial ratios calculated in accordance with French or U.S. GAAP and the various components of short- and long-term debt and capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies. The following table shows a breakdown of net debt and stockholders’ equity and minority interests of Air France-KLM at March 31, 2005 and of Air France only at March 31, 2004:

	At March 31,
	2005 Air France-KLM	2004 Air France published
	(in € millions)
Short- and long-term debt and capital leases	8,268	4,380
Cash	386	330
Marketable securities	2,254	1,478

Net debt	5628	2,572

Stockholders’ equity and minority interests	5,226	4,085

Net debt/stockholders’ equity and minority interests	1.08	0.63

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

Contractual Commitments Tables

The following table sets out Air France-KLM’s contractual commitments and payments due by period at March 31, 2005:

	Payment due by period
Contractual	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in € millions)
Long-term debt obligations	8,005	1,056	1,087	983	849	573	3,457
Of which aircraft capital leases	4,310	417	707	745	423	333	1,685
Of which buildings capital leases	170	15	17	15	15	15	93
Operating leases	2,851	648	548	449	354	263	589
Other contractual commitments	167	167	—	—	—	—	—
Flight equipment orders	2,962	1,157	608	422	537	121	117

Total	13,985	3,028	2,243	1,854	1,740	957	4,163

In addition to through our operating cash flows and cash balances as of March 31, 2005, we may finance our contractual commitments, including principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as we did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with French GAAP, which differs in certain significant aspects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP as they relate to us are discussed in note 35 to our consolidated financial statements. Note 36 to our consolidated financial statements contains a reconciliation of net income and stockholders’ equity under French GAAP to net income and stockholders’ equity under U.S. GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied U.S. GAAP instead of French GAAP. Differences in net income and stockholders’ equity under French GAAP and U.S. GAAP primarily result from goodwill amortization, impairment of long lived assets, application of the equity method of accounting, stock-based compensation, accounting for leases (including sale-leaseback transactions), accounting for maintenance, restitution costs, derivative instruments and hedging activities and credit memos and related aircraft depreciation. Further information on such differences and adjustments is set forth in the notes to our consolidated financial statements mentioned above.

Net income under U.S. GAAP increased to €754.8 million for the financial year ended March 31, 2005 from €172.8 million on a published restated basis for the previous period. This corresponds to a 336.8% increase in net income under U.S. GAAP as compared to a 277.4% increase in net income under French GAAP. This difference in trend is primarily related to derivative instruments and hedging activities accounting, which differ under French and U.S. GAAP. The U.S. GAAP adjustment for derivative instruments and hedging activities resulted in a gain of €687.8 million for the financial year ended March 31, 2005 as compared to a gain of €158.6 million for the previous period. The gain for the financial year ended March 31, 2005 is primarily associated with the effect of favorable fuel contracts when marked to market (€833 million) partially offset by the unfavorable effect of the change in fair value of foreign exchange derivative contracts (€138 million).

New Accounting Pronouncements under U.S. GAAP

Share-based payment—FASB Statement No. 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123(R) that will require compensation costs related to share-based payment transaction to be recognized in the financial statements based on the grant-date fair value of the equity or liability instruments issued. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. We do not expect that the adoption of the provisions of SFAS No. 123(R) will have a material impact on our financial position or results of operations.

Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003

In January 2004, the FASB issued FASB Staff Position (“FSP”) SFAS No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). Beginning in 2006, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”) will introduce a federal subsidy to sponsors of healthcare benefit plans under certain circumstances and prescription drug benefits to eligible participants under Medicare. We have determined that the federal subsidy to be provided under the Medicare Act will not have an impact on our postretirement benefit plans. We believe, however, that the new prescription drug benefits under Medicare will reduce our future claims costs under our postretirement benefit plans.

Exchanges on nonmonetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of this statement will have a material impact on our financial position or results of operations.

Effect of Contingently Convertible Debt on Diluted Earnings per Share

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (“EITF 04-08”). This EITF requires shares of common stock issuable upon conversion of contingently convertible debt instruments to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share.

Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10– 20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is conditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. We do not anticipate that the implementation of the provisions of FIN 47 will have a material effect on our financial position or on the results of operations.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

We believe that the initial application of the provisions of this Interpretation will not have a material impact on our financial position, cash flows or results of operations.

Adoption of International Financial Reporting Standards by Air France-KLM

Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002 concerning the application of international accounting standards harmonizes the financial information required to be published by companies traded on a regulated market in the European Union guaranteeing transparency and comparability in financial statements. These accounting standards are known as International Financial Reporting Standards (IFRS).

Under the regulation, publicly traded European companies are required to use IFRS to prepare their consolidated financial statements for financial years beginning on or after January 1, 2005. Air France-KLM will apply IFRS as of April 1, 2005.

Adoption of IFRS will require us to publish a restated balance sheet as of April 1, 2004. This information has been submitted to the SEC on Form 6-K on June 29, 2005.

We have prior experience with the IFRS as well as the changes to the accounting standards. During the financial year ended March 31, 1999 Air France adopted procedures to comply with the original IFRS during its initial public offering (excluding the treatment of convertible bonds and the publication of certain information in the notes to the financial statements). Additionally, during the financial year ended March 31, 2002, Air France closely monitored the impact of the new standards and the standards revised in 1999 on its financial statements. During the financial year ended March 2003, Air France analyzed its financial information and the problems arising from standard IAS 39. During the financial year ended March 31, 2004 Air France reconciled its accounts to U.S. GAAP in connection with the filing of the Form F-4 with the SEC during the business combination with KLM.

We have established procedures to convert our consolidated financial statements to IFRS. We have additionally identified the principal differences in accounting methods which relate to the first application of international financial information standards (IFRS 1), deferred taxes (IAS 12), investments in associates (IAS 28), consolidation and separate financial statements (IAS 27) and business combinations (IFRS 3).

In recent years, we have anticipated the application of certain IFRS provisions and adopted certain of them ahead of schedule when they were compatible with French accounting rules. This was the case at the time the approach by components was adopted for recording tangible assets or valuing pension commitments. See notes 2.15 and 2.20 to our consolidated financial statements.

In order to ensure consistency in our policies and their application, our IFRS conversion project is led by a centralized team for the consolidated group.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

General

Pursuant to French law, each Air France-KLM director, excluding the directors appointed to represent the French State, is required to hold at least one Air France-KLM share. Pursuant to our articles of association, each director, excluding the directors appointed to represent the French State, is required to hold at least 10 Air France-KLM shares (in registered form only) for the duration of its term.

Board of Directors

The membership of our board of directors and that of Air France prior to the hive down has changed following our privatization, the hive down, and pursuant to the agreements on corporate governance signed in the context of the Air France-KLM business combination:

•	on June 24, 2004, the board of directors of Air France consisted of 26 members, with 10 members elected by the general shareholders’ meeting and eight members representing the French State. In addition, pursuant to the provisions of the Law of April 9, 2003, the six representatives previously elected by the employees and the two members representing employee shareholders remained in office until the general shareholders’ meeting held September 15, 2004;

•	on September 15, 2004, the general shareholders’ meeting, upon the recommendation of Air France-KLM, following an election process involving employee participation, elected two new employee shareholder representatives to the board of directors of Air France-KLM;

•	since September 15, 2004, pursuant to the provisions of the Law of July 26, 2004 and after the hive down, six representatives were elected by the employees to the board of directors of Air France.

At its meeting on June 24, 2004 and in accordance with the framework agreement, the board of directors of Air France appointed Leo van Wijk as vice chairman of the board of directors. After the hive down on September 15, 2004, Mr. van Wijk became vice chairman of the board of directors of Air France-KLM. Under the framework agreement, the Air France-KLM board of directors includes two directors proposed by the KLM supervisory board and the State of the Netherlands is entitled to propose a director for so long as the French State is represented on our board. Under the agreements entered into as part of the Air France-Alitalia alliance, Alitalia has the right to propose one representative to our board of directors.

On September 15, 2004, the board of directors of Air France-KLM was reduced from 26 to 20 members: 12 directors elected by the general shareholders’ meeting, who include the two employee shareholder representatives, and eight directors appointed by the French State. The number of directors appointed by the French State must be proportional to the shareholding of the French State in Air France-KLM.

On January 18, 2005, following the sale by the French State of part of its shareholding in Air France-KLM, the board of directors of Air France-KLM was further reduced from 20 to 15 members. The Air France-KLM articles of association permit the board of directors to be comprised of up to 18 members. Pursuant to French law, on January 20, 2005, our board of directors decided to add one board member. This decision was ratified by our general shareholders’ meeting held on July 12, 2005.

Directors are appointed for six-year terms.

The table below shows the composition of our board of directors as of the date of this annual report:

Name	Date of Initial Appointment	Term Expires
Members Appointed by General Shareholders’ Meeting

Jean-Cyril Spinetta Chairman of the board and chief executive officer	September 23, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Leo van Wijk Vice chairman of the board of directors and chairman of the management board and chief executive officer of KLM	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Patricia Barbizet CEO and director of Artémis	January 3, 2003	General Meeting approving the accounts for the financial year ending March 31,2010

Giancarlo Cimoli CEO and deputy director of Alitalia	July 19, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-François Dehecq Chairman and CEO of sanofi-aventis	January 25, 1995	General Meeting approving the accounts for the financial year ending March 31, 2010

Willem F. Duisenberg Member of the supervisory board of Rabobank	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-Marc Espalioux Chairman of the management board of Accor Group	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Cornelius J.A. van Lede President of INSEAD	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Floris Maljers Chairman of the supervisory board of the Rotterdam School of Management	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre Richard CEO and chairman of the management board of Dexia (administrateur délégué)	October 20, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders

Christian Magne Executive appointed to represent ground staff and cabin crew employee shareholders	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Added by the Board of Directors and Ratified by the General Shareholders’ Meeting

Pierre-Henri Gourgeon Deputy chief executive officer of Air France-KLM	January 20, 2005	General Meeting approving the accounts for the financial year ending March 31, 2011

Name	Date of Initial Appointment	Term Expires
Members Appointed to Represent the French State

Pierre-Mathieu Duhamel Director of the budget, Ministry of Economy, Finance and Industry	January 15, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-Louis Girodolle Deputy director of treasury, Ministry of Economy, Finance and Industry	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Claude Gressier President of the Economic Section of the Conseil général des Ponts et Chaussées	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Christian Paris, a board member appointed by the general shareholders’ meeting on September 14, 2001 to represent employee shareholders, resigned from our board of directors at our general shareholders’ meeting held on July 12, 2005 with immediate effect. As of the date of this annual report, no replacement has been appointed.

The secretary of Air France-KLM is Jean-Marc Bardy, general counsel of Air France.

During the financial year ended March 31, 2005, the Air France-KLM board of directors held ten meetings with an average attendance rate of 80.7% (86% during the financial year ended March 31, 2004). Matters dealt with at the meetings included the review and approval of the interim and final corporate and consolidated financial statements, the budget, investments in the long-haul fleet, the oil hedging policy, significant operations including changes to the structures of the Air France group, the capital increase reserved for KLM shareholders, the appointment and remuneration of corporate officers and regulated agreements.

The following is a brief biography of each of the members of our board of directors:

Members Appointed by the General Shareholders’ Meeting

Jean-Cyril Spinetta was named chairman of the board of directors and chief executive officer on October 22, 1997. Prior to joining Air France, Mr. Spinetta was with the French Ministry of Education, charged with evaluating employment opportunities in the French educational system. In 1996, Mr. Spinetta was a member of the cabinet of the European Commissioner for Science, Research and Education, and later that year he joined the Inspector’s Office in the French Ministry of Education. In 1994 and 1995, Mr. Spinetta held various positions in the French government, including chargé de mission to the President of the French Republic. From 1990 to 1993, Mr. Spinetta was chairman and chief executive officer of Air Inter. In addition to his position as chairman of the board and chief executive officer of Air France-KLM, Mr. Spinetta is also chairman and chief executive officer of Air France and a member of the board of directors of Alitalia and Saint-Gobain. Mr. Spinetta is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Leo van Wijk was elected to the Air France-KLM board of directors in 2004. In addition to being vice chairman of the Air France-KLM board of directors, Mr. van Wijk is chairman of the management board of KLM and chief executive officer of KLM. He is also a member of the board of directors of Northwest Airlines, a member of the advisory committee of ABN AMRO Holding and Kennemer Gasthuis, and a member of the supervisory boards of Martinair, Aegon N.V. and Randstad Holding N.V.. He holds a masters degree in economics.

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

Giancarlo Cimoli was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Cimoli is chairman and deputy director of Alitalia and a director of Enia S.p.A. and EnerTAD S.p.A.. He is a graduate of the Polytechnic Institute of Milan.

Jean-François Dehecq was elected to the Air France board of directors in 1995. In addition to being a member of the Air France-KLM board of directors, Mr. Dehecq is chairman and chief executive officer of Sanofi-Aventis. He is also chairman and director of Sanofi-Synthelabo, Daiichi Pharmaceuticals Co. and a director of Sanofi-Synthelabo Inc. and Fujisawa-Sanofi-Synthelabo. He is a graduate of the Ecole Nationale des Arts et Métiers.

Willem F. Duisenberg was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Duisenberg is also a member of the supervisory board of Rabobank and a former president of the European Central Bank.

Jean-Marc Espalioux was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Espalioux is chairman of the management board of the Accor Group. He is also a director of Veolia Environnement and Accor UK, a member of the supervisory board of Club Méditerranée and the permanent Accor representative on the supervisory board of Groupe Lucien Barrière SAS. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Cornelius J.A. van Lede was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. van Lede is the president of INSEAD, as well as chairman of the supervisory board of Heineken, a member of the supervisory board of Akzo Nobel, Philips Electronics and Air Liquide, and a director of Reed Elsevier and Sara Lee Corp. Mr. van Lede was the former chairman of the board of Akzo Nobel.

Floris Maljers was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Maljers is chairman of the supervisory board of the Rotterdam School of Management, member of the preferred stock committee of DSM and member of the executive committee of Rand Europe. Mr. Maljers is also the retired chairman and CEO of Unilever.

Pierre Richard was elected to the Air France board of directors in 1997. In addition to being a member of the Air France-KLM board of directors, Mr. Richard has been chairman and chief executive officer of Dexia since 1999. He is also chairman and managing director of the supervisory board of Dexia Crédit Local, vice chairman of the board of directors of Dexia Banque Belgium and Dexia Banque Internationale Luxembourg and a member of the board of directors of Dexia Banque, FSA Holding, Crédit du Nord, the European Investment Bank, Le Monde and Generali France Holding. He is also vice chairman of the French Association of Banks and a member of the executive committee of the French Banking Federation. He is a graduate of the Ecole Polytechnique.

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders

Christian Magne, a representative of the ground staff and cabin crew employee shareholders of the company, was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Magne is a finance executive of Air France-KLM.

Member Added by the Board of Directors and Ratified by the General Shareholders’ Meeting

Pierre-Henri Gourgeon was named chief operating officer of Air France on April 2, 1998, deputy chief executive officer of Air France-KLM on May 17, 2004 and deputy chief executive officer of Air France on September 15, 2004. Mr. Gourgeon had been Executive vice president - development and international affairs for Air France since December 1997. From March 1996 to November 1997, he served as chairman and chief executive officer of Amadeus France/Estérel, and he has been on the board of Amadeus Global Travel Distribution since 1996 and is currently the chairman thereof. From 1993 to 1996, he served as chairman and chief executive officer of Servair and a number of its subsidiaries. From 1990 to 1993, Mr. Gourgeon was director general of the French Civil Aviation Authority. Prior to that time, he held various positions in the French government and French State-owned enterprises. Mr. Gourgeon is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure de l’Aéronautique and holds a master’s degree in science from the California Institute of Technology. In addition, Mr. Gourgeon is a member of the board of directors of Autoroutes du Sud de la France and Stéria, as well as the Air France-KLM representative on the board of directors of Air France.

Members Appointed to Represent the French State

Pierre-Mathieu Duhamel was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Mr. Duhamel is director of the budget in the French Ministry of Economy, Finance and Industry. He is also a member of the board of directors of France Telecom, EDF and SNCF, and an official member of the CEA. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Jean-Louis Girodolle was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Girodolle is the deputy director of treasury in the French Ministry of Economy, Finance and Industry. He is also a member of the board of directors of Renault, RATP, Autoroutes du Sud de la France and Aéroports de Paris. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration.

Claude Gressier was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Gressier is the president of the Economic Section of the Conseil général des Ponts et Chaussées. He is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Polytechnique and is qualified as a general public works engineer.

Air France-KLM Board Committees

Audit committee

The audit committee is in charge of recommending our statutory auditors for appointment and reviewing our consolidated financial statements, principal financial risks, results and scope of the internal audit, our audit program and the conclusions and the recommendations of the statutory auditors. The audit committee also supervises the procedures designed to ensure compliance with relevant stock exchange regulations.

The audit committee is composed of five board members. Pursuant to the resolutions of the general shareholders’ meeting held on June 24, 2004, the current members of our audit committee are Pierre Richard as its chairman, Jean-François Dehecq, Jean-Louis Girodolle, Floris Maljers and Christian Magne. The meetings of the audit committee are also attended by the chief financial officer of Air France-KLM, the chief financial officer of KLM, the internal audit directors of each of Air France and KLM and the statutory auditors of Air France-KLM.

The audit committee has been tasked to review our consolidated financial statements, our principal financial risks, our results of internal audits, our work program, and the conclusions and recommendations of our statutory auditors. The audit committee also supervises our compliance with applicable stock market regulations. The audit committee approves the amount of our statutory auditors’ fees and approves certain services provided by our statutory auditors.

In addition, the audit committee reviews our interim and annual consolidated financial statements before they are submitted to our board of directors, and:

•	reviews the scope of consolidation;

•	reviews the relevance and permanence of the accounting methods used to prepare our financial statements;

•	reviews the principal estimates made by management;

•	considers the comments of our statutory auditors and, if applicable, any significant adjustments resulting from audits;

•	conducts a periodic review, together with our management, of the principal financial risks and off-balance sheet commitments of Air France-KLM and, where necessary, issues an opinion on the significant financial transactions of Air France-KLM; and

•	reviews the scope and results of internal audits conducted by each of Air France and KLM.

The audit committee met on May 12, 2004 to review our annual financial statements as of and for the financial year ended March 31, 2004, on November 15, 2004 to review the six month financial statements as of and for the six months ended September 30, 2004 and on February 14, 2005 to review the quarterly financial statements as of and for the quarter ended December 31, 2004. The audit committee also met on September 21, 2004 with an attendance rate of 80% to review our annual report as of and for the financial year ended March 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission and the process to reconcile our annual financial statements to U.S. GAAP. This meeting also addressed the application of the Sarbanes-Oxley Act to Air France-KLM. At its meeting on February 14, 2005, the audit committee considered the progress of the internal control action plan and internal audit work program. The average attendance rate at such meetings was 81.7% (87.5% during the financial year ended March 31, 2004).

The audit committee additionally met on May 13, 2005 to review our annual financial statements as of and for the financial year ended March 31, 2005. Finally, the audit committee met on June 20, 2005 to review our fuel and exchange rate hedging policy as well as our internal control procedures. This meeting also was dedicated to reviewing this annual report on Form 20-F.

Strategy committee

The strategy committee is in charge of reviewing the strategic decisions concerning our activities, changes in the structure of our fleet or subsidiaries, the purchase or sale of aircraft-related or other assets, and the air sub-contracting and alliance policy.

The strategy committee is composed of seven board members. The current members of our strategy committee are Jean-Cyril Spinetta as its chairman, Patricia Barbizet, Pierre-Mathieu Duhamel, Leo van Wijk, Claude Gressier and Christian Magne. The meetings of the strategy committee are also attended by the deputy chief executive officer, the chief financial officer and the secretary of the board of directors of Air France-KLM. Christian Paris, a member of our strategy committee during the financial year ended March 31, 2005, resigned from our board of directors at our general shareholders’ meeting held on July 12, 2005 with immediate effect. As of the date of this annual report, no replacement has been appointed.

The strategy committee met on November 8, 2004. This meeting addressed the future of Air France’s stake in Amadeus and our fuel policy. During its meeting on February 7, 2005, the strategy committee reviewed the changes in the Air France long-haul fleet plan. The attendance rate for members was 100% (87.5% for meetings during the financial year ended March 31, 2004).

Remuneration committee

The remuneration committee is responsible for formulating proposals as to the level of and modifications to the chairman of the board of directors and chief executive officer’s compensation. The remuneration committee may also be called upon to give an opinion on compensation paid to senior executives as well as on any stock subscription or option plan policy.

The remuneration committee is composed of three board members. The current members of our remuneration committee are Jean-Marc Espalioux as its chairman, Cornelis J.A. van Lede and Pierre Richard. The remuneration committee met on June 15, 2004 and November 23, 2004 to provide an opinion to the board of directors on the variable portion of the compensation of the chairman and chief executive officer for the financial year ended March 31, 2004 and to prepare for the board’s discussions on the compensation of the chairman and chief executive officer and the deputy chief executive officer for the financial year ended March 31, 2005. The attendance rate of members at each meeting was 100%.

Appointments committee

In connection with our privatization, the regulations regarding the nomination of directors and officers and the agreements entered into with KLM, we have an appointments committee composed of three board members. The current members of our appointments committee are Jean-Marc Espalioux as its chairman, Patricia Barbizet and Jean-François Dehecq, as well as one substitute member. The internal rules of the appointments committee were approved by the board of directors on March 4, 2004.

The appointments committee proposes candidates to serve as members of the board of directors, which approves these recommendations and submits them for election to the general shareholders’ meeting of Air France-KLM. The appointments committee also appoints the members of the strategic management committee after consulting with the chairman and chief executive officer of Air France-KLM for the members that represent Air France and with the KLM supervisory board for the members that represent KLM.

The appointments committee met in April 2004 to make recommendations to the board of directors for the election of new board members by the general shareholders’ meeting of June 24, 2004. The attendance rate at the committee meeting was 100%.

Senior Management of Air France-KLM

At its meeting on June 24, 2004, our board of directors voted not to separate the functions of the chairman and chief executive officer. The chairman is appointed by the board of directors and has full powers to manage Air France-KLM, except for certain limitations set out in the internal rules of the board. These rules stipulate that the chairman and chief executive officer must obtain prior approval from the board of directors to carry out the following operations, when the value thereof exceeds €150 million:

•	the acquisition or sale of any interests in any companies formed or to be formed, participation in the establishment of any companies, groups or organizations, subscription to any issue of stock, shares or bonds; or

•	the grant of any security interest, with or without a cash payment, in Air France-KLM’s assets, stock or securities.

The chairman and chief executive officer of Air France-KLM at the date of this report is Jean-Cyril Spinetta.

At its meeting of June 24, 2004, the board of directors decided to appoint a deputy chief executive officer to assist the chairman and chief executive officer. The deputy chief executive officer must however submit agreements valued at more than €50 million for signature by the chairman and chief executive officer.

The deputy chief executive officer of Air France-KLM at the date of this report is Pierre-Henri Gourgeon.

Compensation of Directors and Officers

The board of directors’ meeting held on May 17, 2004 approved the allocation of €12,000 as fixed compensation and €12,000 as variable compensation to be paid subject to shareholders’ authorization. The general shareholders’ meeting held on June 24, 2005 approved the allocation of compensation to the directors within a limit of €800,000. Members of our board of directors may also be reimbursed for travel expenses or expenses incurred on behalf of Air France-KLM. Members of the audit, strategy and compensation committees of Air France-KLM may receive a special financial compensation for their membership on such committees. For the financial year ending March 31, 2005, €10,000 has been paid to the chairman of our audit committee, €7,000 to the chairmen of all other committees, €6,000 to each member of our audit committee and €4,000 to each member of all other committees. The individual directors received the following compensation, directly or indirectly, for services in all capacities:

Directors	Directors’ fees paid by Air France-KLM
	(in €)
Jean-Cyril Spinetta	31,000
Leo van Wijk	22,060
Patricia Barbizet	28,727
Giancarlo Cimoli	9,091
Jean-François Dehecq	35,818
Pierre-Mathieu Duhamel	29,500	(1)
Willem F. Duisenberg	15,878
Jean-Marc Espalioux	30,364
Jean-Louis Girodolle	19,560	(1)
Pierre-Henri Gourgeon	4,849
Claude Gressier	16,969	(1)
Cornelis J.A. van Lede	17,878
Christian Magne	32,500
Floris A. Maljers	21,469
Christian Paris(2)	26,909
Pierre Richard	29,636
Directors who left office during the financial year	180,820

Total	553,028

Note:
(1)	Amount paid directly to the French Treasury
(2)	Christian Paris resigned from our board of directors at our general shareholders’ meeting held on July 12, 2005, with immediate effect. As of the date of this annual report, no replacement has been appointed.

Pursuant to our articles of association, the board of directors has authority to determine the compensation of our chairman, our chief executive officer and our deputy chief executive officer upon a proposal of the remuneration committee. Under an agreement approved by the board of directors on November 23, 2004, the compensation of the chairman and chief executive officer and the deputy chief executive officer of Air France-KLM is invoiced to Air France for the responsibilities that they undertake for Air France.

The compensation for chairman and chief executive officer Jean-Cyril Spinetta, for the financial year ended March 31, 2005, consisted of:

•	a base annual compensation of €550,000; and

•	an objectives-based bonus of up to 60% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget.

The total compensation paid to Jean-Cyril Spinetta for the financial year ended March 31, 2005 was €710,000 (up from €425,200 for the financial year ended March 31, 2004), including a bonus of €160,000 for full achievement of objectives for the financial year ended March 31, 2004. For the financial year ending March 31, 2006, Jean-Cyril Spinetta will receive an annual base compensation of €750,000 and an objective-based bonus of up to 60% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget. Jean-Cyril Spinetta is a beneficiary of the pension plan set up in 2003 for 39 executives of Air France that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years of service, based his years of service. No severance package is planned in the event Mr. Spinetta leaves Air France-KLM.

The compensation for deputy chief executive officer Pierre-Henri Gourgeon for the financial year ended March 31, 2005, consisted of:

•	a base annual compensation of €370,000; and

•	an objectives-based bonus of up to 50% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget.

The total compensation paid to Pierre-Henri Gourgeon for the financial year ended March 31, 2005 was €505,975, including a bonus of €142,300. For the financial year ending March 31, 2006, Pierre-Henri Gourgeon will receive an annual base compensation of €550,000 and an objective-based bonus of up to 60% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget. Pierre-Henri Gourgeon is also a beneficiary of the pension plan set up in 2003 for 39 executives of Air France that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years of service, based on his years of service. No severance package is planned in the event Mr. Gourgeon leaves Air France-KLM.

Mr. Spinetta and Mr. Gourgeon have each participated in the offer to Air France employees to exchange salary for shares in Air France-KLM. As a result of their participation in the offer, the shareholding of each of Mr. Spinetta and Mr. Gourgeon in Air France-KLM has substantially increased and their compensation has, as of May 1, 2005, been reduced. In the case of Mr. Spinetta, this reduction is in an amount of €12,480 per month for a period of six years. In the case of Mr. Gourgeon, this reduction is in an amount of €8,400 per month for a period of six years.

The compensation of the Chairman of the KLM management board is decided by the KLM supervisory board and is paid by KLM.

The total compensation paid to Leo van Wijk for the financial year ended March 31, 2005 was €1,083,440, including a bonus of €429,731, for partial achievement of objectives. Mr. van Wijk also benefits from a pension plan managed in accordance with Dutch law. KLM contributed €228,278 to this plan for the financial year ended March 31, 2005. Additionally, Leo van Wijk may benefit from a severance package equal to his final salary plus an amount equal to the average of his bonuses for the prior three years if his contract is not renewed when it expires in January 2007.

Stock options granted to the personnel of Air France-KLM

We do not currently provide our directors, executives or officers with a stock option plan.

For information on the stock option schemes established by Air France and KLM for their own executives, officers or employees which entitled the holders to shares of Air France-KLM, see “—Employees—Air France Employment Policy—Employee Share Arrangements” and “—Employees—KLM Work Force and Employment Policy—Employee Incentive Plan”.

Share Ownership

As of March 31, 2005, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares. The following table sets forth the share ownership, as of March 31, 2005, of the members of our board of directors, excluding shares held in the Fonds Commun de Placement d’Entreprise (the collective employee shareholding fund), of Air France-KLM shares:

Name	Number of shares held
Jean-Cyril Spinetta	65,240
Leo van Wijk	500
Patricia Barbizet	2,000
Giancarlo Cimoli	10
Jean-François Dehecq	523
Willem Duisenberg	100
Jean-Marc Espalioux	601
Pierre-Henri Gourgeon	44,769
Cornelis J. A. van Lede	1,000
Floris Maljers	500
Pierre Richard	401
Christian Magne	172
Christian Paris(1)	28,000

Total	143,816

Note:

(1)	Christian Paris resigned from our board of directors at our general shareholders’ meeting held on July 12, 2005, with immediate effect. As of the date of this annual report, no replacement has been appointed.

The representatives of the French State on our board of directors are not required to hold shares in Air France-KLM.

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

The strategic management committee also mediates differences that may arise regarding the application of bilateral agreements or the management of entities that are owned or operated together by Air France and KLM.

The strategic management committee makes binding recommendations with respect to the matters above to the board of directors of Air France, the KLM management board and the KLM supervisory board. The chief executive officer of KLM, the chairman of the board of directors of Air France and any chairman, board member or key officer of the combined operating companies or their subsidiaries may not make or implement any major strategic decisions before the strategic management committee has been consulted and are required to implement any such decision in accordance with the binding recommendation of the committee. The strategic management committee makes its decisions by majority vote, except in respect of the following reserved matters, which require the unanimous consent of all committee members:

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

On all matters requiring a majority vote, the chairman of the strategic management committee has the deciding vote in the event of a tie, except that until May 6, 2007, the chairman is required to consult with KLM’s chief executive officer prior to exercising his deciding vote with respect to the following “consultation” matters:

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

The strategic management committee will remain in place until May 6, 2007, unless the chairman of the board of directors of Air France-KLM decides to maintain the committee or decides to create an equivalent body after that date. As of the date of this annual report, the strategic management committee consisted of the following eight members:

•	Jean-Cyril Spinetta, chairman of the board of directors and chief executive officer of Air France-KLM and Air France, as chairman;

•	Leo van Wijk, vice chairman of the board of directors of Air France-KLM, the chairman of the KLM management board and chief executive officer of KLM;

•	Pierre-Henri Gourgeon, deputy chief executive officer of Air France-KLM and Air France and chief operating officer of Air France;

•	Philippe Calavia, vice president - finance of Air France-KLM and chief financial officer of Air France;

•	Peter Hartman, member of the KLM management board and chief operating officer of KLM;

•	Bruno Matheu, senior vice president of marketing and network management of Air France;

•	Michael Wisbrun, executive vice president of KLM cargo; and

•	Cees van Woudenberg, member of the KLM management board and chief human resources officer of KLM.

The following is a brief biography of each of the members of the strategic management committee:

Jean-Cyril Spinetta. See “—Members Appointed by the General Shareholders’ Meeting” above.

Leo van Wijk. See “—Members Appointed by the General Shareholders’ Meeting” above.

Pierre-Henri Gourgeon. See “—Members Added by the Board of Directors and Ratified by the General Shareholders’ Meeting” above.

Philippe Calavia was named chief financial officer of Air France on August 14, 1998. Prior to joining Air France, from 1992 to 1998, Mr. Calavia was president and chief executive officer of several entities of the Natexis Group, including Natexis S.A. and Natexis Banque. Prior to that time, Mr. Calavia held various positions in the French government, including advisor to the French Prime Minister, Laurent Fabius. He is a director of Amadeus GTD. Mr. Calavia is a graduate of the Ecole Nationale d’Administration.

Peter Hartman is managing director and chief operations officer of KLM and was appointed to the KLM management board in 1997. He is also a member of the supervisory board of RAI Amsterdam B.V., member of the supervisory board of Martinair Holland B.V. He is a graduate in mechanical engineering of the Polytechnic Institute of Amsterdam and a graduate in management from the University of Rotterdam.

Bruno Matheu was named executive vice president of marketing and network management of Air France on April 2, 1998. Prior to taking up his current position, Mr. Matheu had been director of network optimization, responsible for flight programs, price/yield management and partnership resources (franchising and charter flights) since September 1997. Mr. Matheu joined UTA (which was merged with Air France in 1990) in 1986 and held various positions, including head of the Economic Synthesis section of the Programming Department and head of the Department of Economic Planning. He is a director of Régional, Brit Air, CityJet and Amadeus GTD. Mr. Matheu is a graduate of the Ecole Centrale de Paris.

Michael Wisbrun is the executive vice president of KLM cargo. Mr. Wisbrun holds a masters degree in engineering from the University of Delft.

Cees van Woudenberg is managing director and chief human resources officer of KLM and was appointed to the KLM management board in 1997. He is also a member of the supervisory board of DSM N.V., Aalsmeer Flower Auction, Transavia Airlines B.V. and Mercurius Groep Wormerveer B.V., and a member of the Advisory Board of Deloitte & Touche Human Capital Group until March 2004. Mr. van Woudenberg is a graduate in law of the University of Leiden.

The Framework Agreement provides that, if we acquire or merge into a third airline prior to May 6, 2007, the chairman will continue to have the deciding vote on the strategic management committee in the event of a tie, except with respect to the reserved matters relating to KLM, over which the KLM members of the strategic management committee will have a veto right.

The members of the strategic management committee are compensated directly by either Air France or KLM.

Employees

Employees of Air France-KLM

As at the date of this annual report, Air France-KLM had no direct employees other than the chairman and chief executive officer and deputy chief executive officer. Pursuant to the service agreement entered into between Air France-KLM, Air France and KLM on September 15, 2004 and a decision of the president and chief executive officer of Air France-KLM on May 23, 2005, executives and staff of Air France and KLM serve in such capacities at Air France-KLM, such as in the functions of accounting, financial and treasury services, internal inspections and controls, legal and administrative, and office property services.

Each of Air France and KLM retains responsibility for managing its work force, based on applicable legislation in France and the Netherlands. However, a program has been instituted to promote a joint culture, for example, by an exchange of managers.

The weighted average number of employees for the financial year ended March 31, 2005, for Air France-KLM was 102,163. The following table gives further details on the employees of Air France-KLM for the financial year ended March 31, 2005.

Air France-KLM
Ground staff	74,462
Cabin crew	19,829
Cockpit crew	7,786

Total	102,077

Board Representation

Employee representation on the Air France-KLM board of directors is governed by a provision of the French Civil Aviation Code (Code de l’aviation civile). As of the date of this annual report, the Air France-KLM board of directors comprises two employee representatives elected or appointed for a six-year term. These two representatives are appointed among the employee shareholders by the general shareholders’ meeting, including one appointed among the flight deck crew and one appointed among any of the other categories of personnel, provided that each of the flight deck crew and “other” categories holds at least 2% of Air France’s share capital. The two representatives of the employee shareholders were initially appointed by the general shareholders’ meeting held on September 14, 2001 and were reelected by the general shareholders’ meeting held on September 15, 2004.

Pursuant to French law no. 2004-734 of July 26, 2004, the six employee representatives elected by the employees now sit on the board of directors of Air France.

Employment Policy

Due to the differences between Dutch and French social legislation, and under the terms of the business combination, each of Air France and KLM pursue their own human resources management policy while facilitating cooperation through a limited number of common initiatives including intercultural training sessions, group-wide dialogues with the works council representative bodies, continual monitoring of employees’ assessment of the combination and a manager exchange program for talented young managers to gain experience in different positions at both airlines.

Air France Employment Policy

Following the events of September 11, 2001, Air France decided to implement a hiring freeze and not to renew temporary and fixed-term employment contracts. These measures, which affected some 2,000 jobs, enabled Air France to maintain its workforce throughout a period of interrupted growth. Because of the impact of SARS and the Iraq war on air travel, Air France froze hiring during the year ended March 31, 2004 and is currently conducting only limited hiring. During the financial year ended March 31, 2005, the total Air France workforce fell from 59,458 to 59,296 full time equivalent employees. The Air France workforce as at March 31, 2005 comprised 37,100 ground staff (including 36,587 permanent employees), 12,406 cabin crew and 4,089 flight deck crew. Local personnel represented 5,701 people. Ground staff retirement increased during the financial year ended March 31, 2005 to 737 compared to 317 for the financial year ended March 31, 2004.

Labor Regulations

The status of Air France’s personnel is established by its board of directors and is subject to French ministerial approval after review by the relevant labor unions.

Prior to and for a transition period of up to two years after May 6, 2004, the date on which the French State ceased to hold a majority of Air France’s share capital, Air France has been subject to a statutory regime applicable to its employees covering such matters as conditions of employment, hiring, promotion, dismissal, remuneration, discipline, transfers, unpaid leave, medical care, union rights and pensions. After the transition period, Air France’s employees will be subject to collective bargaining agreements and general French labor law rather than a particular statutory regime. The principal effects of this change will be:

•	at present, Air France employees are entitled to the same unemployment benefits as employees of the private sector, but with benefits paid by Air France and managed by UNEDIC, the French national unemployment insurance system. Following the end of the transition period, Air France will be required to pay unemployment insurance premiums directly to UNEDIC, which will then assume responsibility for making payments to Air France employees who are laid off. This change is expected to result in increased expenses of €149 million per year by Air France once the transition period ends. In addition, in May 2004, Air France began paying an estimated €7 million per year in salary guarantee insurance (AGS), which protects employees in the event of an employer bankruptcy;

•	under Air France’s current statutory regime, employees must give advance notice of work stoppages, while revolving strikes are prohibited. Once the statutory regime ends, procedures for handling collective conflicts will no longer be specified by law and are likely to be negotiated between trade unions and Air France;

•	the law of July 26, 1983 relating to the democratization of the public sector no longer applies to Air France following the privatization. As a result, Air France is no longer legally bound to negotiate the terms of exercise of union rights, although Air France expects that such negotiations will continue to take place; and

•	the 2003 Air Carrier Law provides for the possibility for early retirement by members of the cabin crew. This law has been supplemented by French Decree n° 2004-1427 of December 23, 2004 and modified by French Law n° 2004-734 of July 26, 2004, which provide for a new retirement age of 55.

Air France believes that the statutory regime governing collective labor relations for Air France currently in place is largely compatible with the regime under general French law that will apply for the transition period noted above and does not expect significant difficulties in the transition.

Workers’ Committees

Since 1985, employee representatives of Air France and its subsidiaries are brought together in Workers’ Committees (Comités d’entreprise). During the financial year ended March 31, 2005, Air France reorganized its Workers’ Committees based on the organization of Air France rather than on geographic location. There are currently eight Workers’ Committees corresponding to the major divisions of Air France – France Commercial Affairs, International Commercial Affairs, Ground Operations, Air Operations, Industrial, Air France Cargo, Information Systems and Headquarters and Support. Union elections of March 10, 2005 were held based on this new organizational structure.

In addition, the Central Workers’ Committee (Comité central d’entreprise), which Air France is required by law to consult on specified matters of significance, is composed of members designated by the eight Workers’ Committees, of which three represent flight personnel pursuant to the provisions of the French Civil Aviation Code.

Pursuant to the E.U. directive of September 22, 1994 and the law implementing the directive into French law of November 12, 1996, a European Group Workers’ Committee was created in order to enhance the exchange of information, consultation and labor discussions at a European level. This committee is composed of 30 employee representatives. Under the terms of the framework agreement, Air France and KLM created an ad hoc committee to ensure representation of Air France and KLM employees at the European level. This committee comprises 14 members, four representatives appointed by each of the central workers’ committee of Air France and KLM and three by each of the European Group Workers’ Committee of Air France and KLM.

Employee Policy

For the past several years, Air France’s employee policies have been based primarily on the signing of multi-year agreements, recruitment and training, and a profit-sharing plan covering all employees.

All the significant French labor unions are present within Air France, including professional union organizations for flight personnel.

Air France has entered into three important multi-year agreements providing a framework for Air France’s partnership with its employees: the 2003-2005 Flight Deck Crew Agreement, the 2002-2005 Ground Staff Agreement and the 2003-2008 Cabin Crew Agreement.

The Flight Deck Crew Agreement principally relates to: salary increases indexed to the rate of inflation until 2005; higher remuneration during continuing qualification training; remuneration on a per flight basis; and specific conciliation procedures to be followed in the event of disagreement between the pilots and the company. The Ground Staff Agreement emphasizes internal resource value and is structured around a framework of sustainable development, focusing on workplace health and safety issues, integration of disabled employees, professional equality between male and female workers, and youth integration through work-study programs.

The Cabin Crew Agreement addresses issues such as promotion, career development, remuneration, the creation of a preventive health service, sick leave, work scheduling matters, reclassification of employees no longer serving as cabin crew and dismissal indemnities. The agreement also covers flex-time work arrangement and vacation time. In addition, procedures for mediation in the event of labor conflict and for changes in the event of a crisis are set out in the agreement. In July 2003, the agreement was amended to provide in particular for a merit-based, rather than seniority-based, advancement system for management.

In the financial year ended March 31, 2005, Air France entered into nine agreements with its flight crew, including amendments to the cabin and flight deck crew agreements, as well as two agreements with ground staff. On March 8, 2004, Air France signed a 2004-2007 protocol for the exercise of union rights for all ground and flight employees.

Employee Share Arrangements

Offering Reserved to Employees

Pursuant to French law applicable to companies in which the French State holds more than 20% of its share capital, when the French State sells shares in a company, it must give eligible employees of that company the opportunity to purchase a portion of those shares at a reduced price. On December 9, 2004, the French State held 23.2% of our share capital and sold part of its shareholding in Air France-KLM enabling eligible employees to acquire 21.6 million shares through an employee share offering and a shares-for-salary exchange. The subscription period ran from February 1, 2005 through February 21, 2005. The employee share offering was 1.4 times oversubscribed and the shares-for-salary exchange was slightly more than 93% subscribed. The employee shareholding has increased by approximately 7.7%: 3.2% through the employee share offering and 4.5% through the shares-for-salary exchange. Following the delivery of shares pursuant to the employee share offering, and the shares-for-salary exchange in March 2005 and April 2005, respectively, the French State’s shareholding in Air France-KLM was reduced to 18.6%.

As is customary for companies whose shares are being sold by the French State, we contributed in such employee offering, and intend to contribute for similar future offerings, to eligible employees to permit them to participate. The amount of our contribution was €16 million for the 2005 employee share offering. The precise amount of the expense from these contributions in the future cannot reasonably be estimated at this time since the expense will vary as a function of the number of shares for which employees subscribe, the total volume of shares and the offering price. Employees acquiring Air France-KLM shares in this manner are prohibited by law from reselling the shares for a period of two years or, if they have received a company contribution, five years.

Shares-for-salary Exchange

Pursuant to French Law no. 98-546 of July 2, 1998, the French State was authorized at the time of Air France’s initial public offering in February 1999 to grant a portion of its Air France shares to Air France employees in exchange for voluntary reductions in salary (a shares-for-salary exchange). Most recently, following the sale of Air France-KLM shares by the French State in December 2004, the French State sold 12,612,671 shares to qualified employees pursuant to the shares-for-salary exchange in February 2005. Under an agreement reached on September 18, 2003 between Air France and several of its labor unions, all Air France employees were able to participate in the shares-for-salary exchange by agreeing to salary reductions for a period of six years.

Because the French State provided all of the Air France-KLM shares given to employees pursuant to the shares-for-salary exchange but shares the benefits of the salary reductions with our other shareholders, an agreement has been signed in July 2003 between Air France and the French State whereby we will compensate the French State for the cost to it of the shares-for-salary exchange. Under this agreement, we will pay to the French State an amount that will vary depending on the number of Air France-KLM shares transferred by the French State, and the proportion of our total share capital held by the French State, but that will, in any event, not exceed the savings to us resulting from the shares-for-salary exchange.

We generally have two years from the date that the French State sells in an employee offering in which to make our compensation payment, although interest will accrue after 90 days. The French State and we may decide that the compensation payment be will made either in cash or by the provision by us of the shares to be transferred to employees (in the place of the French State) or by the transfer by us of our shares to the French State. With respect to the shares-for-salary exchange of February 2005 to Air France employees, we expect to pay the French State a total of €109.7 million in cash.

Stock Option Plan

Air France has in place a stock option plan for pilots who accepted the original shares-for-salary exchange in 1999. This stock option plan has the following characteristics:

•	number of beneficiaries: 2,787 flight deck crew,

•	maximum number of options: 3,516,596,

•	maximum number of shares that may be purchased: 3,516,596,

•	option exercise price: €15.75, and

•	exercise conditions: between May 30, 2005 and May 30, 2007 at a rate of one share per option.

Under this plan, the 10 largest beneficiaries hold a total of 79,465 options to acquire Air France-KLM.

Profit Sharing and Benefits

In September 2002, employee profit-sharing and incentive agreements were signed for a period of three years, renewing agreements originally signed in 1999. An amendment to the incentive agreement was signed on September 30, 2004. These profit-sharing and incentive agreements cover all employees of Air France in France and abroad, including local employees. The level of employee profit-sharing is linked to Air France’s operational and financial performance. The benchmark calculation for financial performance is operating income corrected for aircraft dispositions not corresponding to actual removals from the Air France fleet. This operating income previously had to surpass a minimum threshold of €100 million prior to any employee participation in profits, but this threshold was reduced to zero in September 2003 in order to not penalize employees for challenging conditions in the airline industry that are beyond their control. Air France’s overall operational performance is also taken into consideration and is measured according to four criteria: timeliness, productivity, customer satisfaction and workplace safety.

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

Since January 1, 1993, Air France’s ground staff have been covered by supplemental pension plans (ARRCO and AGIRC) which are subject to French general law. Previously, ground staff participated in a pension plan created in 1951 that was exclusive to members of Air France’s ground staff (Caisse de Retraite du Personnel au Sol d’Air France or CRAF). On January 1, 1993, ground staff began participating in the ARRCO and AGIRC pension plans. A system of differentials was then put into place in order to guarantee the vested pension rights (up to December 31, 1992) of those already retired under the CRAF and the validation of pension rights for past services under the CRAF regime for those persons still working. This system of differentials was implemented pursuant to an inter-ministerial order of June 1, 1993. The CRAF pays the differential to the beneficiaries without reduction if the beneficiary elects retirement at age 60. The financing of the differential system, which is expected to end in 2060, is guaranteed by (i) the reserve fund of the CRAF (for 50% of the differential) and (ii) an undertaking by Air France (for 50% of the differential, and 100% once the CRAF no longer has any funds). At March 31, 2005, Air France recorded provisions of €335 million for estimated total CRAF pension commitments of €981 million, with a market value of plan assets of €620 million.

Retirement age is set by French general law and is in no event later than the age of 65.

Flight Personnel

Flight deck crew and cabin crew in France are mandatorily registered with a specific retirement pension fund for civil aviation flight personnel (Caisse de Retraite du Personnel Navigant Professionel de l’Aviation Civile, or CRPNPAC). Under the rules of this pension fund, retirement age is fixed for the cabin crew at 55 (with the possibility of early retirement at 50) and at 60 for the flight deck crew. All flight personnel are eligible for the retirement pension at the maximum rate once 25 years of contributions to the fund have been made, as long as the sum of the employee’s age and the number of years the employee contributed to the fund is equal to 75 years.

Foreign Pension Schemes

In addition to defined benefit pension schemes for employees in France, Air France grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of Air France are located in the United States, where Air France currently has two overfunded defined benefit pension plans, in the United Kingdom, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund, and in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments. At March 31, 2005, Air France recorded provisions of €359 million for projected benefit obligations of €857 million, with a market value of plan assets of €404 million.

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

KLM Employment Policy

As of December 31, 2004, KLM employed 28,105 people, including approximately 25,000 in the Netherlands. Of the 25,000 employees in the Netherlands, 10,151 are women and 35% are part-time employees.

In the financial year ended March 31, 2004, KLM initiated an extensive cost-cutting program affecting all employees. The objectives for lower costs and higher productivity resulted in the implementation of organizational changes in cooperation with the unions and employee consultation boards. The implementation of this cost-cutting program has resulted in the elimination of 4,500 jobs, in large part by implementing fixed-term and temporary employment. KLM has also set up a center dedicated to retraining the employees concerned. As of January 1, 2005, this retraining center had assisted 548 people, more than two-thirds of which have been relocated either internally or externally.

On June 14, 2004, a new collective agreement was signed with the unions for the period from April to December 2004. Under the terms of this new agreement, a bonus of 1% of the annual salary was paid to KLM ground staff in August 2004. As the budget objectives for the first half of the financial year ended March 31, 2005 were achieved, a further bonus equal to 0.75% of annual salary was paid in November 2004.

In the context of the Air France-KLM combination, a job protection plan was signed with the unions. Under the terms of this agreement, the proposed cooperation between KLM and Air France must not result in any lay-offs in the Netherlands for five years after the date of the combination, subject to the following conditions:

•	The employees concerned must do everything in their power to facilitate their reclassification to an appropriate position. The search for his position will first be within KLM in the Netherlands, but may also be at Air France. Within this framework, employees must be flexible, on the understanding that the type and status of the position and personal situations will be taken into consideration;

•	The employees concerned must undergo reclassification training or any additional training that may be necessary;

•	If necessary, KLM may use fixed-term and temporary contracts to meet any labor needs.

The terms of this agreement may be amended only in the case of force majeure (outside events such as war, threat of war, epidemics and terrorist attacks) or if KLM’s productivity differs substantially from the average productivity achieved by the principal air carriers in Europe.

Employee Incentive Plan

KLM does not offer an incentive plan for its employees.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of our Shares

As of the date of this annual report, our share capital was €2,289,759,903 divided into 269,383,518 fully paid-up shares at a nominal value of €8.50 each. Each outstanding Air France-KLM share is entitled to one vote.

The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of Air France-KLM shares and voting rights as of May 31, 2005.

	Number of shares	Percentage of shares	Percentage of voting rights
French State	50,015,397	18.6%	19.0%
Current and former employees	43,875,215	16.3%	16.7%
Public	169,051,188	62.7%	64.3%
Treasury shares	6,441,718	2.4%	—

Total	269,383,518	100.0%	100.0%

As of May 31, 2005, KLM held 1,659,268 of our public shares. As of May 31, 2005, to the best of our knowledge, there are no other shareholders, other than those listed above, whose beneficial ownership represents 5% or more of our capital or voting rights. In addition, to the best of our knowledge, as of May 31, 2005, other than the following entities, no individual or group of shareholders held, directly or indirectly, individually or in the aggregate, 0.5% or more of our share capital or voting rights: the French State, the Barclays Group, the BNP Paribas Group, the Caisse Nationale des Caisses d’Epargne (CNCE), Alitalia, the Société Générale Group and CIP-Paribas.

Shares Held in the United States

To the best of our knowledge, as of March 31, 2005, residents in the United States held 18,376,622 of our ordinary shares, including 9,019,294 million ADSs, representing 6.8% of our share capital.

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

On December 9, 2004, the French State sold shares of Air France-KLM, reducing its shareholding to 23.2% of our share capital.

Eligible employees were able to acquire Air France-KLM shares as part of the sale by the French State through two employee offerings conducted in the first quarter of 2005: an offering reserved to employees and a shares-for-salary exchange. See “Item 6: Employee Share Arrangements”. The subscription period was from February 1, 2005 through February 21, 2005 and employee shareholding increased by approximately 7.7% (3.2% through the offering reserved for employees and 4.5% through the shares-for-salary exchange). Following the delivery of shares pursuant to the employee share offering and the shares-for-salary exchange in March 2005 and April 2005 noted below, respectively, the French State’s shareholding in Air France-KLM was reduced to 18.6%.

The following table shows Air France’s share capital prior to and following the issuance of new Air France shares in connection with the exchange offer for KLM shares, and following the sale by the French State, the offering reserved for employees and the shares-for-salary exchange:

	As at March 31, 2004	As at June 30, 2004	As at May 31, 2005
French State	54.0%	44.1%	18.7%
Current and former employees	12.8%	10.0%	17.7%
Public	32.1%	43.9%	60.8%
Treasury shares	1.1%	2.0%	2.0%

Total	100.0%	100.0%	100.0%

Related Party Transactions

Relationship with the French State

As a consequence of Air France issuing shares to the holders of KLM common shares in the exchange offer, the shareholding of the French State in Air France was automatically diluted to 43.7% beneficial ownership of Air France and 44.1% of the voting rights of Air France. The French State further reduced its shareholding in Air France-KLM in December 2004 and in the related employee offerings in March and April 2005. The following is a description of the statutory regime applicable to Air France and to Air France-KLM following the effective privatization of Air France on May 6, 2004.

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

Pursuant to Décret-Loi of October 30, 1935, as amended by Law no. 2001-420 of May 15, 2001, the French State is entitled to designate a number of candidates for the board of Air France-KLM in proportion to its shareholding in Air France-KLM (which may not be lower than two members), provided that it holds at least 10% of our share capital. Board members elected by the employees are not counted for the purpose of determining the proportion of the French State’s representation. The French State is currently entitled to designate three members to our board of directors.

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

Relationship with KLM

Air France is party to agreements with KLM related to the governance of Air France-KLM. See “Item 4: Information on the Company—History of Air France-KLM—The Combination with KLM and the Exchange Offer”.

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

Relationship with the Dutch State

From 1929 to March 1986, the State of the Netherlands owned a majority of KLM’s outstanding share capital. In August 1998, the role of the State of the Netherlands as holder of KLM common shares ended with the conversion of its remaining 8,470,723 common shares into cumulative preference shares C, which were subsequently transferred to Stichting Luchtvaartbelangen Nederland, an independent foundation whose purpose is to promote Dutch aviation in general as well as to promote KLM as designated carrier in international aviation.

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

In connection with the interest held by the State of the Netherlands in KLM’s share capital, KLM and the State of the Netherlands have entered into an option agreement. Since 1994 the State of the Netherlands has had a right (the “Option”) to acquire sufficient €2.00 preference shares B to ensure that the Dutch State would be able to obtain an interest of up to 50.1% in KLM’s issued capital. The framework agreement amended the Option. The Option may now be exercised only in the event that any key country served by KLM restricts or terminates, or gives written notice that it will restrict or terminate, KLM’s operation of scheduled air services because of that country’s view that a substantial part of KLM’s share capital is not demonstrably Dutch-owned, or KLM is not effectively controlled by Dutch nationals. As amended, the Option has an initial duration of three years, but may be renewed by the State of the Netherlands up to three times for periods of 12 months each. The State of the Netherlands is entitled to renew the amended Option if it deems renewal necessary to avoid traffic rights operated and enjoyed by KLM in certain key countries from being restricted or terminated.

On October 16, 2003, Air France, the State of the Netherlands and KLM entered into the Air France–Dutch State–KLM agreement in which they agreed the terms and conditions relating to renewal of the amended Option, procedures on notification and discussion regarding the exercise by the State of the Netherlands of the amended Option, the exercise of voting rights by the State of the Netherlands after the exercise of the amended Option and procedures on the redemption of the shares issued to the State of the Netherlands in the context of the State of the Netherlands exercising the amended Option.

Relationship among Air France-KLM, Air France and KLM

In connection with the hive down and the creation of Air France-KLM, the boards of directors of Air France-KLM and Air France decided at a meeting on September 15, 2004, for an interim period, to enter into one or more service agreements between Air France-KLM and Air France, pursuant to which Air France, which received all of the resources of société Air France in the hive down, renders services to Air France-KLM at its request in order to enable Air France-KLM to operate.

The interim arrangements provide that key senior executives of Air France, such as the chief financial officer and the investor relations officer, serve in such capacities at Air France-KLM, and that staff seconded from Air France perform administrative services of Air France-KLM, such as in the functions of accounting, financial and treasury services, internal inspections and controls, legal and administrative services and office property services. Even though each of the services above, considered separately, could be viewed as an agreement entered into in the normal course of business under normal terms and conditions, given the global scope of these services, the board of directors has authorized these service agreements.

Other Relationships

Various agencies of the French State are customers of Air France, but we do not view these agencies as a single customer and believe such business with such agencies is conducted under normal commercial terms.

In addition, as part of its normal business, Air France enters into transactions, which we believe to be at arm’s length, with state-owned and governmental entities such as ADP, the French Ministry of Defense and the French Civil Aviation Authority (Direction Générale de l’Aviation Civile, or DGAC).

Air France has various arrangements with ADP, including, but not limited to, land and property rental arrangements and airport and passenger regulated fee arrangements. In addition, ADP collects landing airport taxes on behalf of the French State. Air France incurred total expenses in connection with these arrangements of €446.2 million, €414.9 million and €443.7 million, respectively, for the financial years ended March 31, 2005, 2004 and 2003.

Air France has also entered into arrangements with the French Ministry of Defense to maintain French military aircraft. Net revenues from these arrangements were €165.6 million, €204.0 million and €116.6 million for the financial years ended March 31, 2005, 2004 and 2003, respectively.

As the French civil aviation regulator, the DGAC charges Air France fees for the use of installations and services operated by the French State, including radio communications and meteorological services. Air France incurred total expenses in connection with these installations and services of €112.0 million, €88.3 million and €82.6 million for the financial years ended March 31, 2005, 2004 and 2003, respectively.

Item 8: FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report. Our financial year ends on March 31.

Legal Proceedings

See “Item 4. Information on the Company—Business of Air France-KLM” and note 30.3 to the notes to our consolidated financial statements.

Dividend Policy

A dividend of €0.15 will be paid to stockholders in respect of the financial year ended March 31, 2005. The previously existing tax credit mechanism (avoir fiscal) was repealed for dividends paid as from January 1, 2005 and replaced with a limited tax credit that may be claimed under certain circumstances by taxpayers. See “Item 10: Additional Information—Taxation-French Tax Considerations—French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends—Tax Credit”.

Dividends of €0.05 (€0.075 including the tax credit), €0.06 (€0.09 including the tax credit), €0.10 (€0.15 including the tax credit) and €0.22 (€0.33 including the tax credit) were paid to stockholders in respect of the financial years ended March 31, 2004, 2003, 2002 and 2001, respectively. Future payments of dividends, if any, will depend on our operating results and our investment policy at that time.

Significant Change

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2005.

Item 9: THE OFFER AND LISTING

Market Information

General

The table below sets forth, for the periods indicated, the reported high and low sales prices per share for Air France-KLM shares on Euronext Paris and for Air France-KLM ADSs on the New York Stock Exchange:

	Euronext Paris price per share(1)		NYSE price per ADS(2)
	High	Low	High	Low
	(€)		($)

Year ended

March 31, 2001	27.01	15.31	—	—
March 31, 2002	22.58	8.70	—	—
March 31, 2003	20.77	7.09	—	—
March 31, 2004	17.77	8.17	—	—
March 31, 2005	15.33	11.28	19.81	14.26

Quarter ended

June 30, 2003	12.59	8.17	—	—
September 30, 2003	15.44	11.10	—	—
December 31, 2003	14.17	12.04	—	—
March 31, 2004	17.77	12.18	—	—
June 30, 2004	15.33	12.21	17.80	14.80
September 30, 2004	14.24	11.28	17.23	14.26
December 31, 2004	15.00	12.52	19.81	15.42
March 31, 2005	15.14	13.36	19.44	17.44

Month ended
December 31, 2004	15.00	13.86	19.81	18.42
January 31, 2005	14.27	13.36	19.20	17.44
February 28, 2005	15.14	13.98	19.44	18.27
March 31, 2005	14.66	13.53	19.41	17.84
April 30, 2005	14.02	11.98	17.90	15.62
May 31, 2005	13.39	12.00	16.62	15.63
June 30, 2005(3)	13.34	12.13	16.28	14.92

Notes:

(1)	Air France shares were first listed on Euronext Paris on February 22, 1999.
(2)	American Depositary Receipts representing Air France ADSs were first listed on the New York Stock Exchange on May 5, 2004.
(3)	On July 19, 2005, the closing price of Air France-KLM shares on Euronext Paris was €13.53 and the closing price of Air France-KLM ADSs on the New York Stock Exchange was $16.39.

Markets

Our shares are listed on Euronext Amsterdam and Euronext Paris. American Depositary Shares representing our shares and American Depositary Warrants representing our warrants are listed on the New York Stock Exchange.

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

Generally, we may also engage in any and all such financial, commercial and industrial transactions concerning personal and real property as may be related directly or indirectly, in whole or in part, to the above purpose or to any other similar or related purposes likely to further our expansion or development.

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

Trading by Air France-KLM in its Own Shares

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

•	Holding more than 10,000 shares

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

•	Shares exclusively held in registered form

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

For transactions completed prior to and including December 31, 2005, a 1% registration duty (subject to a maximum duty of €3,049 per transfer) applies to certain transfers of shares in French companies. This duty will increase to 1.1% (subject to a maximum duty of €4,000 per transfer) for transactions completed after January 1, 2006. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Pursuant to our articles of association, any transfer of shares may be subject to the prior approval of our board of directors if:

•	upon reviewing available information, the board of directors determines that more than 45% of our share capital or voting rights are held, directly or indirectly, by non-French nationals, and

•	the proposed transfer would prompt the acquirer’s obligation to file a statement in respect of the 0.5% threshold referred to below (or any multiple thereof).

Compulsory Transfer of Shares

Pursuant to our articles of association, we are authorized to require that certain shareholders transfer all or part of their shares if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French nationals. French nationals, for purposes of our articles of association, are individuals with French nationality and legal entities or other entities and groups whose equity is not majority-held by, or effectively controlled by, non-French individuals or interests. The compulsory transfer procedure is intended to safeguard our rights to operate passenger air travel services on international routes, which depend, in many instances, on it being substantially- or majority-owned and effectively controlled by French nationals or, in some cases, nationals of an E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport). See “Item 4: Information on the Company—Regulation of Air France-KLM—The International Regulatory Framework—The Chicago Convention” and “Item 4: Information on the Company—Regulation of Air France-KLM—European Regulation—Liberalization”. We will publish an announcement in the Bulletin des Annonces Légales Obligatoires (BALO) and a press release in the form of a financial notice in a newspaper of national circulation in France and in an English-language financial publication when the percentage of share capital or voting rights held, directly or indirectly, by shareholders other than French nationals reaches 45% or falls below this level.

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

For a description of the restriction applicable to holders of ADSs, see “—American Depositary Shares—Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France-KLM Shares”. We intend to treat all of the shares underlying ADSs as shares held by nationals other than nationals of an E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport), unless it has received satisfactory evidence as to why they should not be so treated.

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

In addition, any person acquiring more than 10% or 20% of our outstanding shares or voting rights must file a report within 10 trading days with us and the AMF, which makes such report available to the public by means of a notice. This report must state whether the acquirer is acting alone or in concert with others and indicate its intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire the control of us or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper nationally circulated in France. The acquirer may modify its initial intentions in a new statement, provided that this is done on the basis of significant changes in its own situation or those of its shareholders. Upon any change in intention, it must file a new report. These requirements also apply to accredited intermediaries that hold shares on behalf of shareholders who are non-French persons. Under the regulations of the AMF, and subject to limited exemptions, any person, or persons acting in concert, who comes to own more than 33.3% of our share capital or voting rights must initiate a public tender offer for the remainder of our share capital.

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

We will periodically make application to list newly issued shares delivered upon exercise of Air France-KLM warrants on Euronext Paris and Euronext Amsterdam. Air France-KLM shares issued upon the exercise of Air France-KLM warrants will be listed on Euronext Paris and Euronext Amsterdam on the same line as the existing shares if they carry full dividend rights from the same date as existing shares. If not, the shares issued upon the exercise of the Air France-KLM warrants will initially be listed on a separate line. See “—Dividends—Entitlements to Dividends on Exercise”.

The existing Air France-KLM shares delivered upon exercise of the Air France-KLM warrants will be immediately tradable.

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

Under certain circumstances, we may request the identification of a holder of Air France-KLM warrants. See “—Capital Structure of Air France-KLM—Share Capital”.

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

Miscellaneous

The Air France-KLM warrants do not confer upon the warrantholders any of the rights of the Air France-KLM shares, any voting or pre-emption rights, or any rights otherwise attributable to a shareholder of Air France-KLM. The only right conferred by the Air France-KLM warrants is the right to exercise such Air France-KLM warrants to subscribe or purchase Air France-KLM shares, subject to the restrictions described above and to adjustments to Warrantholders’ rights. See “—Restrictions on Exercisability” and “—Protection of Warrantholders’ Rights: Adjustments”.

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

American Depositary Shares

General

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares of Air France-KLM. Citibank’s depositary bank offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Paris, located at Citicenter, 19 Le Parvis, 92073 Paris La Défense, Cedex 36, France.

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

Since some or all holders of ADSs or holders of an interest therein may be deemed to be nationals of a country other than an E.U. member state or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport), as the case may be, in the event of a determination by us (as described in “—Form and Holding of Shares—Compulsory Transfer of Shares”) that 45% or more of its share capital or voting rights is held, directly or indirectly, by non-French nationals, you may not be entitled to direct the voting of some or all of the Air France-KLM shares on deposit with the depositary bank and underlying your ADSs. Should we make such a determination, we will issue a formal request (mise en demeure) as a matter of priority to shareholders who are not nationals of an E.U. member state or a state that is party to the EEA (or a state party to any agreement whose scope is equivalent in terms of air transport) requiring them to transfer all or a portion of their shares. The formal request will apply to shares based on the order they were registered in our share register, beginning with the most recently registered shares. Thereafter, should we determine that 45% or more of our share capital or voting rights remains in the ownership of non-French nationals, we may issue such a formal request to nationals of an E.U. member state (including France) or a state that is party to the EEA (or a state party to any other agreement whose scope is equivalent in terms of air transport), on the same basis as described in the preceding sentence. The formal request for assignment of stock may be implemented in one or more phases for so long as, in light of the information available to us and the transfers already effected, the fraction of the share capital or voting rights held, directly or indirectly, by shareholders other than French nationals continues to equal at least 45%.

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

Miscellaneous

Persons required under the laws of the Republic of France or our articles of association to inform us or the Autorité des Marchés Financiers of the number of Air France-KLM shares held by them must also include in such reports the number of Air France-KLM shares that they would have the right to acquire upon exercising all Air France-KLM warrants (including Air France-KLM shares represented by ADSs issued upon the exercise of ADWs). See “—Requirements Applicable to Shareholdings Exceeding Certain Percentages”.

Material Contracts

The Framework Agreement

On October 16, 2003, Air France entered into the framework agreement with KLM pursuant to which Air France and KLM agreed to combine. The framework agreement sets forth the terms and conditions of the exchange offer, Air France’s agreements to acquire KLM’s outstanding priority shares, depositary receipts for cumulative preference shares A held by the State of the Netherlands and depositary receipts for cumulative preferences shares C.

In addition, Air France and KLM agreed in the framework agreement on the corporate structure of the combined group after completion of the exchange offer, on certain corporate governance arrangements of Air France–KLM, on the assurances that have been agreed by Air France and KLM we well as the assurances that Air France and KLM have given to the State of the Netherlands. The framework agreement also addresses the hive down and KLM’s admission to the SkyTeam alliance.

For details of the material terms and conditions of the framework agreement, see “Item 4: Information on the Company—History of Air France-KLM—The Combination with KLM and the Exchange Offer”.

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

See “Item 3: Key Information—Risk Factors—If you fail to comply with the notification requirements under French law and our articles of association, you could be deprived of some or all of your voting rights and be subject to a fine”.

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

For the purpose of the Treaty, U.S. owners of Air France-KLM ADSs will be treated as owners of Air France-KLM shares underlying those ADSs. There is currently no procedure available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on Air France-KLM ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of Air France-KLM ADSs.

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

This discussion does not address the treatment of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. It does not address the treatment of Air France-KLM shares or ADSs that are held by a U.S. holder that owns 5% or more of the voting stock of Air France-KLM.

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

French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs

Taxation of Dividends – Withholding Tax

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of shares by a French corporation (such as Air France-KLM) to shareholders who is not a resident of France for French tax purposes.

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

The dividends paid by Air France-KLM to an eligible U.S. holder may be immediately subject to the reduced withholding tax rate, subject to compliance with the filing requirements described below under “Taxation of Dividends — Procedure to Obtain Treaty Benefits”.

Taxation of Dividends – Tax credit

When shareholders resident in France receive dividends from French companies, they historically were entitled to a tax credit, known as the avoir fiscal. However, the Finance Act for 2004 (loi de finances pour 2004) has significantly modified the distribution tax regime and provided for the repeal of the avoir fiscal mechanism and the related précompte mechanism, an equalization tax payable by French corporations in respect of certain amounts distributed.

As a result, under French domestic law, the avoir fiscal tax credit is no longer available for dividends paid after January 1, 2005 to individual shareholders and corporate shareholders may not use the avoir fiscal tax credit to pay corporation tax as from January 1, 2005. Besides, no précompte will be payable in respect of distributions made as from January 1, 2005.

However, under the new distribution tax regime, French individual residents are entitled to a tax credit equal to 50% of the dividend received as from January 1, 2005, (the “50% Tax Credit”). The 50% Tax Credit is capped at €230 for married couples and for members of a civil union agreement (pacte civil de solidarité as defined under Article 515-1 of the French Civil Code) who are subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Dividends distributed in 2004

For the purposes of this sub-section, the term dividends means distributions which have the characteristics of dividends within the meaning of the French administrative instruction 4-J-2-01 dated December 14, 2001.

According to that instruction, the avoir fiscal is exclusively attached to distributions that are duly made pursuant to a decision of the competent corporate bodies in accordance with the French laws and regulations applicable to dividend distributions. Only those distributions could give rise, as the case may be, to a payment of the précompte.

The précompte was an equalization tax that was payable by a French corporation in respect of any amounts distributed as a dividend out of profits which:

•	have not been subject to French corporate income tax at the standard corporate income tax rate,

•	are distributed from the long-term capital gains reserve, or

•	were earned and taxed more than five years before the distribution,

The précompte was generally equal to 50% of the net dividend distributed. The amount of any précompte would be charged to shareholders’ equity as part of the dividend distribution.

Under French domestic law, including the provisions of the Finance Act for 2004 (loi de finances pour 2004):

•	French individual residents were entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid in cash or in the form of shares by a French corporation;

•	French non-individual residents were generally entitled to an avoir fiscal equal to 10% of the dividend (plus an additional payment equal to 80% of any précompte actually paid in cash.

Under French domestic law, shareholders who are not resident in France were not eligible for the avoir fiscal.

However, under the Treaty, an eligible U.S. holder who received dividends paid by a French company (such as Air France-KLM) that, if received by a resident of France, would entitle such U.S. holder to an avoir fiscal was generally entitled to a payment from the French Treasury that is the equivalent of an avoir fiscal. That payment was made by the French Treasury not earlier than the January 15 following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for that payment in accordance with the procedures described below under the section “Taxation of Dividends – Procedure to Obtain Treaty Benefits - Refund of the avoir fiscal or précompte in respect of dividends paid in 2004”.

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

In addition, under the Treaty, an eligible U.S. holder that is not entitled to the refund of the avoir fiscal generally may obtain from the French tax authorities a refund of any précompte paid by us with respect to the dividends distributed, subject to the 15% French withholding tax applicable to dividends.

The French tax authorities have published an administrative instruction 4-J-2-05 of April 28, 2005 commenting inter alia the possibility for shareholders who are not resident in France to benefit from the refund of the avoir fiscal or the précompte in respect of distributions made in 2004. According that instruction:

•	U.S. eligible individual holders are entitled under the Treaty to a payment from the French tax authorities equal to the avoir fiscal or, as the case may be, the précompte (less, in each case, a 15% withholding tax) in respect of dividends that we paid in 2004; and

•	U.S. eligible non-individual holders may be entitled to the refund of the avoir fiscal in respect of dividends that we paid in 2004 provided that such U.S. holders have included those dividends within the taxable profits of a fiscal year ended before January 1, 2005 and that the full amount of the U.S. federal income tax in respect of that fiscal year has been paid to the U.S. Treasury before January 1, 2005.

Where such a holder is not entitled to that refund, it is generally entitled to the refund of the précompte that we may have paid in respect of those dividend distributions. In each case, those payments are subject to the 15% withholding tax.

Dividends distributed in 2005

Under French domestic law, shareholders who are not resident in France are not eligible for the 50% Tax Credit.

However, under the Treaty, an eligible individual U.S. holder receiving dividends from Air France-KLM should be able to receive a payment from the French Treasury corresponding to the 50% Tax Credit he or she would have been entitled to if he or she had been a resident of France. The same limitations as applicable to the transfer of the avoir fiscal, as described above, should be applicable and the payment of the 50% Tax Credit should be subject to the 15% dividend withholding tax. Investors should note that the French tax authorities have not yet published any guideline confirming the possibility for an eligible U.S. holders to receive such a payment or the procedure to be followed.

U.S. non-individual holders should not be entitled to the refund of the 50% Tax Credit in respect of dividends that we may pay.

No avoir fiscal or précompte will be refunded in respect of distributions made as from January 1, 2005.

Taxation of Dividends – Procedure to Obtain Treaty Benefits

Reduced withholding tax rate

Eligible U.S. holders must follow certain procedures in order to be eligible for the 15% dividend withholding tax under the Treaty.

An eligible U.S. holder who wishes to obtain a reduced withholding rate at source must:

•	complete a certificate (the “Certificate”), as provided under Schedule III to the administrative instruction 4 J-1-05 of February 14, 2005,

•	have it certified by the U.S. financial institution that is responsible for the administration of the Air France-KLM shares or ADSs of that eligible U.S. holder, and

•	file the Certificate with Air France-KLM or the French person in charge of the payment of dividends on the Air France-KLM shares, such as the French paying agent, in the case of Air France-KLM shares, or with the depositary in the case of Air France-KLM ADSs, before the date of payment of the relevant dividend. An eligible U.S. holder that is a regulated investment company must also be identified as such on a list provided annually by the U.S. Internal Revenue Service. However, if an eligible U.S. holder is not able to complete, have certified and file the Certificate before the date of payment of the dividend, that eligible U.S. holder may still benefit from the reduced 15% withholding tax rate if the U.S. financial institution that is responsible for the administration of that holder’s Air France-KLM shares or ADSs provides us or the French paying agent with certain information with respect to that eligible U.S. holder and his or her holding of Air France-KLM shares or ADSs before the date of payment of the relevant dividend.

If either of the procedures described above has not been followed before a dividend payment date or is not available to an eligible U.S. holder, we or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the eligible U.S. holder will be entitled to claim a refund of the excess withholding tax by filing a form RF1 A E.U. no. 5052 with the depositary or the French paying agent early enough to enable them to forward that application to the French tax administration before December 31 of the year following the calendar year in which the related dividend was paid.

Refund of the avoir fiscal or précompte in respect of dividends paid in 2004

Eligible U.S. holders must follow certain procedures in order to receive, where applicable, a refund of the avoir fiscal or précompte (less the 15% withholding tax on that amount) under the Treaty.

An eligible U.S. holder who wishes to receive a refund of the avoir fiscal must claim a refund of the excess withholding tax by having a form RF1 A E.U. no. 5052 entitled “Application for Refund” certified by the U.S. financial institution that is responsible for the administration of the Air France-KLM shares or ADSs of that eligible U.S. holder, and file it with Air France-KLM or the French person in charge of the payment of dividends on the Air France-KLM shares, such as the French paying agent, in the case of Air France-KLM shares, or with the depositary in the case of Air France-KLM ADSs early enough to enable them to forward that application to the French tax administration before December 31, 2004. In addition, such an eligible U.S. holder will need to provide additional documents evidencing that the specific conditions regarding the payment of U.S. federal income tax in 2004 and, as described above under section “Taxation of Dividends – Tax Credit”, are fulfilled.

An eligible U.S. holder entitled to the refund of the précompte in respect of dividends paid in 2004 must have applied for the refund by filing a French Treasury form RF 1 B E.U. no. 5053 before December 31, 2004.

The depositary will provide to all U.S. holders of Air France-KLM ADSs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. holders of Air France-KLM ADSs and returned to the depositary in sufficient time to effect the filing.

The Certificate, forms RF 1 A E.U. no. 5052 and RF 1 B E.U. no. 5053 and their respective instructions are available at the centre des impôts des non-résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France).

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

Eligible tax-exempt holders are generally entitled under the Treaty to a reduced withholding tax rate of 15% on dividends distributed by us, but they are not entitled to the refund of the avoir fiscal or précompte that may be attached to distributions made in 2004.

Eligible tax-exempt holders generally must follow the procedures set forth above under “—Taxation of Dividends—Procedure to Obtain Treaty Benefits—Reduced withholding tax rate”. Certain eligible tax-exempt holders may also be required to provide written evidence certified by the U.S. Internal Revenue Service of their status under U.S. federal income tax law. As a consequence, eligible tax-exempt holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

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

French Transfer and Stamp Taxes

Transfers of Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs will not be subject to French transfer taxes unless, in the case of Air France-KLM shares and/or ADSs, the transfer is effected by means of a written agreement that is executed or enforced in France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1% (this rate being increased to 1.1% for transactions entered into as from January 1, 2006), up to a maximum of €3,049 per transaction where entered into until December 31, 2005, and €4,000 per transfer for transactions entered into thereafter.

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

U.S. Federal Income Tax Considerations

The following describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Air France-KLM shares or ADSs and Air France-KLM warrants or ADWs by a U.S. holder (as defined above in “—French Tax Considerations”). This discussion deals only with U.S. holders that hold Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that currently or during the past five years own or have owned directly, or indirectly by attribution, 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). Moreover, this description does not address the U.S. federal estate and gift tax consequences of the ownership and disposition of the Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs.

The U.S. federal income tax treatment of a partner in a partnership that holds Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs by the partnership.

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

The discussion of U.S. federal income tax consequences set forth below is not tax advice. All prospective purchasers should consult their tax advisors as to the particular tax consequences to them of owning the Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs will be treated as the owner of the corresponding number of Air France-KLM ordinary shares held by the depositary, and references herein to Air France-KLM shares refer also to the ADSs representing the Air France-KLM shares.

Dividends on Shares or ADSs

General

Distributions (including the amount of any avoir fiscal, précompte, or the 50% Tax Credit) paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares and thereafter as capital gain.

For taxable years beginning before 2009, dividends paid by us will be taxable to a non-corporate U.S. holder at the special reduced rate normally applicable to capital gains, provided the shares are readily tradable on a U.S. securities market or we qualify for the benefits of the Treaty. A U.S. holder will be eligible for this reduced rate only if it has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign Currency Dividends

Dividends on Air France-KLM shares paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder or, in the case of ADSs, by the depositary, regardless of whether the euro are converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of French Withholding Taxes

As discussed above in “—French Tax Consequences of Owning and Holding Air France-KLM Shares and ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends—Withholding Tax”, U.S. holders will be subject to French withholding taxes on dividends and, if applicable, payments of related avoir fiscal, précompte, or the 50% Tax Credit. Under the Treaty, the rate of withholding tax applicable to U.S. holders that are eligible for benefits under the Treaty (eligible U.S. holders) is reduced to a maximum of 15%. For the procedure for claiming treaty benefits, please see “French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends—Procedure to Obtain Treaty Benefits”.

A U.S. holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend or payment of avoir fiscal, précompte, or the 50% Tax Credit. Eligible U.S. holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several baskets, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the passive income basket. If a U.S. holder receives a dividend from us that qualifies for the reduced rate described above under “Dividends on Shares of ADSs-General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. holder has not held the shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date.

A U.S. holder should read the Section entitled “French Taxation—Taxation of Dividends—Tax Credit for a description of the avoir fiscal, précompte, the repeal of these provisions and the holder’s eligibility for the 50% Tax Credit.

For taxable years beginning before 2005, U.S. Holders that are accrual basis taxpayers must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, U.S. Holders that are accrual basis taxpayers may elect to translate French taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes and receiving a dividend from us that is eligible for the special reduced rate described above under “Dividends on Shares or ADSs-General”.

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

Sale or Other Disposition of Air France-KLM Shares or ADSs

Upon a sale or other disposition of Air France-KLM shares or ADSs (other than an exchange of ADSs for shares), a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. holder’s adjusted tax basis in the Air France-KLM shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Air France-KLM shares or ADSs exceeds one year. However, in the case of Air France-KLM shares or ADSs regardless of a U.S. holder’s actual holding period, any loss will be long-term capital loss to the extent the U.S. holder receives a dividend that qualifies for the reduced rate described above under “Dividends on Shares or ADSs–General”, and exceeds 10% of its basis in the Air France-KLM shares or ADSs. For a non-corporate U.S. holder, the maximum long-term capital gains rate for taxable years that begin before 2009 is 15%.

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

Air France-KLM’s Board of Directors currently comprises 16 members. Contrary to the laws applicable to U.S. companies, the term “independent director” does not have a legal definition under French law. The Bouton Report of 2003 on Corporate Governance defines a non-executive director as a director who “has no relations of any kind with the Air France-KLM group or its management, which could impede the free exercise of his/her judgment.” The Board of Directors has not yet designated as non-executive directors the directors who meet the criteria of the Bouton Report, although we believe that six of the current 16 directors meet the criteria of the Bouton Report. The French State currently has the right to appoint three directors to our board of directors. The French State is entitled to designate a number of candidates for our board of directors in proportion to its shareholding in Air France-KLM, (which may not be lower than two members) provided it holds at least 10% of our share capital. The Air France-KLM board of directors also includes two directors proposed by the KLM supervisory board and the State of the Netherlands is entitled to propose a director for so long as the French State is represented on our board. Finally, under the agreements entered into as part of the Air France-Alitalia alliance, Alititalia has the right to propose one representative to our board.

Air France-KLM has several specialized committees to support the decision-making process of the board of directors, including a remuneration and appointments committee each consisting of three members, an audit committee consisting of five members (including one director appointed by the French State) and a strategy committee consisting of seven members (including two directors appointed by the French State). Under French law, board committees are advisory only, while under the NYSE rules, specific committees are vested with certain powers that in France remain with the board. Under French corporate law, shareholders must appoint Air France-KLM’s auditors at annual shareholder meetings. Air France shareholders receive the proposals for such appointments from the board of directors, who in turn receive recommendations from the audit committee. We believe that the requirements of French law, including the requirement that two statutory auditors must be appointed by the shareholders, achieve the NYSE’s objectives for auditor independence.

In order to emphasize our commitment to promoting transparency and compliance with rules and regulations, and in line with the NYSE Listed Company Manual, we have adopted a written Code of Ethics applicable to the Chief Executive Officer, the Deputy Chief Executive Officer, Vice President – Finance and Accounting Officer as well as a Compliance Code for market transactions applicable to all directors. Following discussion at its meeting on June 22, 2005, our board of directors has initiated a self-assessment of its operations.

Air France-KLM is currently in the process of determining its final management structure. It is contemplated that for an interim period, key senior executive positions, including chief financial officer and investor relations officer will be occupied by full time or part time secondments of Air France or KLM employees to Air France-KLM. For further details on the current management structure of Air France-KLM, see “Item 6: Directors, Senior Management and Employees—Employees—Employees of Air France-KLM”.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

General

We are inevitably exposed to price and currency fluctuations given the international nature of our business. We hedge our expected exposure to fluctuations in foreign exchange and interest rates on a case-by-case basis and seek to hedge a significant part of our expected exposure to fluctuation in fuel prices. The decision to hedge is taken by our management on a centralized basis based on the nature and significance of the potential risks involved. Our objective with respect to hedging transactions is to safeguard budgeted margins.

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

Exchange Rate Risk

We seek to reduce our foreign exchange exposure arising from:

•	Current Operations

Although our reporting currency is the euro, part of our cash flow is denominated in other currencies, such as the U.S. dollar, the Japanese yen, the British pound sterling and the Swiss franc. Our commercial activities also generate and incur income and expenses in foreign currency. Our policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (e.g. the U.S. dollar, the Japanese yen, the British pound and non-euro European currencies). Hedging takes the form of forward sales or purchases and/or option-based strategies.

•	Acquisitions of Flight Equipment

Capital expenditure for flight equipment is denominated in U.S. dollars. We hedge on the basis of projected fluctuations in the U.S. dollar via forward sales and purchases and/or option-based strategies.

•	Long-Term Debt and Capital Leases

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The table below provides information about Air France-KLM’s foreign exchange derivatives as at March 31, 2005 and presents such information in euro equivalents. The table presents the notional amounts by contractual maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

	At March 31, 2005
	Maturities of notional contract values
	2005	2006	2007	2008	2009	> 5 years	Total	Fair Value
	(in € millions)
Foreign Exchange Derivatives
Forward contract purchases
U.S. dollar (USD)	1,020	450	333	337	123	0	2,263	(178.8)
Forward contract sales
British pound (GBP)	183	0	0	0	0	0	183	(1.0)
Japanese yen (JPY)	76	0	0	0	0	0	76	1.6
Swiss franc (CHF)	36	0	0	0	0	0	36	(0.4)
Other	162	0	0	0	0	0	162	0.5

Total	457	0	0	0	0	0	457	0.7

Currency options
US dollar (USD)	863	0	0	0	0	0	863	(17.6)
British pound (GBP)	66	0	0	0	0	0	66	(0.3)
Japanese yen (JPY)	58	0	0	0	0	0	58	10.4
Swiss Franc (CHF)	22	0	0	0	0	0	22	1.1

Total	1,009	0	0	0	0	0	1,009	(6.4)

Currency swaps
Japanese yen (JPY)	234	0	0	0	0	0	234	(36.0)
Cross interest currency swaps
Japanese yen (JPY)	61	195	278	121	77	282	1,014	7.4

Interest Rate Risk

To manage interest rate risk on short-term and long-term borrowings, we use instruments with certain nominal and fair values as of the balance sheet dates.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average fixed interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at March 31, 2005.

	At maturity March 31, 2005
	Maturities of notional contract values
	Average Rate	2006	2007	2008	2009	2010	> 5 years	Total	Fair Value
	(in € millions)
Liabilities
Long-term debt	4.3%	1,056	1,087	983	849	573	3,457	8,005	8,153
Fixed rate portion	6.6%	388	516	537	354	198	1,633	3,626	3,775
Floating rate portion	2.6%	668	571	446	495	375	1,824	4,379	4,379
Short-term borrowings	2.1%	263	—	—	—	—	—	263	263

	At maturity March 31, 2005
	Maturities of notional contract values
	Average Rate	2006	2007	2008	2008	2010	> 5 years	Total	Fair Value(1)
	(in € millions)
Interest rate swaps
Pay fixed rate (euro)	4.6%	197	317	141	432	104	702	1,894	(84)
Receive fixed rate (euro)	6.3%	31	77	48	186	26	178	546	71
Pay variable rate / Receive variable rate (euro)	2.5%	0	0	0	0	0	216	216	(44)
Interest Rate Options
Collars (euro)	N/A	7	0	0	0	0	0	7	0

Note:
(1)	The fair values of the swaps have been calculated using the marked-to-market value provided by the banks.

Interest rate swaps have different objectives:

•	Hedging price risk relating to fixed-rate short- and long-term debt and capital leases

By contracting for a fixed-rate debt, we are exposed to an opportunity risk if the rate falls. Given the current position of market rates in comparison with fixed contractual rates on certain of its short- and long-term debt and capital leases, we have entered into a number of fixed- to floating-rate swaps; and

•	Hedging of cash flow risk relating to floating-rate short- and long-term debt and capital leases

We have sought to fix the rate of certain floating-rate debt and thus have entered into a number of floating- to fixed-rate swaps.

Commodity Risk – Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 36 months. The table below provides information about Air France-KLM’s swaps and options to manage commodity risks as at March 31, 2005.

	At March 31, 2005
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in € millions)
Swaps	1,179	533	1,712	387
Options	916	1,658	2,574	796

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

Finally, as part of its risk management strategy, Air France has insured its industrial sites, equipment and ancillary air transport activities for amounts based on coverage levels available in the market and its ability to quantify risks reasonably. Air France also has a number of specific or local policies as required by regulations in various countries in which it maintains a representative office.

KLM has a civil liability insurance policy on behalf of itself and its airline subsidiaries, covering damage to aircraft, liability for passengers and general liability to third parties resulting from its air transport activities The policy covers civil liability up to a maximum of $1.5 billion. KLM has also subscribed for additional insurance coverage for civil liability up to an additional $500 million beyond such amount.

Moreover, as part of its risk management and financing policy, KLM has insured its industrial sites, equipment and ancillary air transport activities for amounts based on coverage levels available in the market and its ability to quantify risks reasonably.

Counterparty Risk

We are exposed to credit risk in the event of a counterparty’s default. We attempt to limit our exposure to counterparty risk by rigorously selecting the counterparties with which we trade, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. We believe we have no material concentration of risk with any counterparty and do not anticipate any third party default that might have a significant impact on our financial position and results of operations.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	We have carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer (who is also the chief financial officer of Air France), of the effectiveness of the design and operation of Air France-KLM’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2005 Air France’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Air France-KLM in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(c)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

Other than as disclosed below, there has been no change in Air France-KLM’s internal control over financial reporting that occurred during the financial year ended March 31, 2005 that has materially affected Air France-KLM’s or is reasonably likely to materially affect Air France-KLM’s internal control over financial reporting.

In the course of implementing IFRS, which we are required to follow in France as of April 1, 2005 for purpose of satisfying French regulatory requirements, we identified an error in the financial information prepared in accordance with U.S. GAAP which impacts the years ended March 31, 2004, 2003 and 2002 (including the April 1, 2001 opening balance sheet). As a result, we determined that it was necessary to restate our previously issued U.S. GAAP financial information. However, this restatement did not have any impact on the French GAAP financial statements. The restatement relates to the accounting for deferred taxes related to two perpetual loans contracted on 1989 and 1992, respectively, and that were not accounted for in accordance with SFAS 109, Accounting for Income Taxes. For the main impact of the restatement on net income and shareholders’ equity, see note 35 to the consolidated financial statements included elsewhere in this annual report.

We believe that these errors relate to the misapplication of very technical accounting principles. In relation to the errors regarding our U.S. GAAP financial information, we have strengthened our corporate accounting department and dedicated employees with relevant expertise to enhance the control relating to our U.S. GAAP financial reporting process.

On April 20, 2005, Air France-KLM formed a disclosure committee which assists our chairman of the board and chief executive officer and chief financial officer (who is also the chief financial officer of Air France) in ensuring that the Air France-KLM complies with its disclosure obligations to investors, the public, regulatory authorities and relevant securities markets. Specifically, the disclosure committee coordinates the collection and review of information included in reports filed with stock exchange and securities regulatory authorities, organizes periodic evaluations of the effectiveness of Air France-KLM’s disclosure controls and procedures and proposes corrective measures to remedy any deficiencies that might become apparent.

In order to meet new requirements under French law and the additional requirements of the rules implemented under the Sarbanes-Oxley Act of 2002, a new group internal control function has been created within Air France-KLM to manage and coordinate internal control procedures at both Air France and KLM.

Pursuant to the French Financial Security Act of August 1, 2003 (loi de sécurité financière), the chairman of the board of directors of Air France-KLM is required to deliver a special report to the general shareholders’ meeting regarding corporate governance practices, the status of the internal control procedures implemented by Air France-KLM and the restrictions that the Air France-KLM board of directors has placed on the powers granted to the chief executive officer. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report on Form 20-F to be filed for the year ending March 31, 2007.

Item 16: [Reserved]

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Pierre Richard, Floris Maljers and Jean-François Dehecq are each an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

Item 16B: CODE OF ETHICS

We have a code of ethics that applies to our chief executive officer, chief operating officer, chief financial officer and chief accounting officer. A copy of our code of ethics is available on our website at www.airfranceklm-finance.com.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. have served as Air France-KLM’s independent registered Public Accounting firms for each of the financial years in the three-year period ended March 31, 2005, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by Deloitte & Associés and KPMG S.A. for each of the financial years ended March 31, 2005, and March 31, 2004:

	2005		2004
	Deloitte & Associés	KPMG	Deloitte & Associés	KPMG
Audit Fees(1)	2,815	5,138	4,053	3,889
Audit-Related Fees(2)	767	984	223	143
Tax Fees(3)	—	515	13	—
All Other Fees	—	—	—	—

Total	3,582	6,637	4,289	4,032

Notes:
(1)	In 2005, audit fees consist of (i) fees for assurance and related services to the performance of the audit or limited review of the financial statements conducted in accordance with auditing standards applicable in France for the year ended March 31, 2005 and (ii) fees for assurance and related services to the performance of the audit or review of financial statements conducted in accordance with auditing standards applicable in the United States of America for the year ended March 31, 2005, 2004, 2003 and 2002 in connection with the financial statements to be included in an annual report on Form 20-F.
(2)	As of March 31, 2005 and 2004, audit related fees comprised primarily fees incurred in connection with internal control reviews carried out in connection with French law requirements (the “Loi de Sécurité financière”) and in connection with the transition to International Financial Reporting Standards (IFRS).
(3)	Tax Fees include services rendered in connection with tax compliance service work.

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, to the extent permitted by French law, for reviewing our consolidated financial statements, principal financial risks, the results and scope of the internal audit, as well as reviewing the audit program, the conclusions and the recommendations of the statutory auditors. The audit committee also supervises the procedures designed to ensure compliance with stock exchange regulations.

On September 21, 2004, our audit committee adopted a policy for the approval and tracking of auditor services which entered into effectiveness on September 30, 2004. This policy identifies the guiding principles that must be considered by the audit committee in approving services to ensure that the independent auditor’s independence is not impaired; describes the audit, audit related, tax and other non-audit services that may and may not be provided; and sets forth the pre-approval requirements for all permitted services. The policy provides for general pre-approval of certain audit-related services up to €150,000 and certain tax services up to €50,000. Specific pre-approval is required for engagements exceeding that amount and for all other permitted services. A copy of this policy is available on our website at www.airfranceklm-finance.com.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At our annual meeting of shareholders held on September 15, 2004, our shareholders approved a resolution authorizing us, for a period of 18 months, to purchase our shares and to hold up to 5% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held in July 10, 2003. The current share repurchase program is described in the share repurchase program prospectus (note d’information), which received approval (visa) no. 04-737 of the AMF on August 27, 2004. As of March 31, 2005, we held directly 6,483,270 of our ordinary shares.

A new resolution was approved by the annual shareholders’ meeting on July 12, 2005 to authorize us to purchase our shares and to hold up to 5% of our share capital. This share repurchase program is described in the share repurchase program prospectus (note d’information), which received approval (visa) no. 05-584 of the AMF on June 23, 2005.

The following table sets forth information concerning our purchases of Air France–KLM ordinary shares for each month included in the period covered by this annual report:

	Total Number of Shares Purchased		Average Price Paid per Share in euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 2004(1)	85,066		14.73	85,006	3,457,234
May 2004(1)	3,063,579	(2)	13.42	238,971	5,956,901
June 2004(1)	346,528		13.11	346,528	5,872,911
July 2004(1)	340,350		13.26	340,350	5,830,866
August 2004(1)	268,111		12.35	268,111	5,851,178
September 2004(1)(3)	183,357		13.17	183,357	5,844,104
October 2004(3)	134,412		12.85	134,412	5,879,911
November 2004(3)	186,561		14.09	186,561	5,879,911
December 2004(3)	169,186		14.12	169,186	6,982,413

Total (April – December 2004)	4,777,150		13.31	1,952,482	6,982,413

January 2005(3)	153,212		13.78	153,212	7,040,251
February 2005(3)	258,060		14.62	258,060	6,978,293
March 2005(3)	172,042		13.90	172,042	6,985,905

Total (January – March 2005)	583,314		14.19	583,314	6,985,905

Total	5,360,464		13.51	2,535,796	6,985,905

Notes:
(1)	Shares purchased as part of the 2003 program approved by the shareholders’ meeting on July 10, 2003.
(2)	Includes 2,824,608 KLM treasury shares held by KLM and converted in Air France-KLM shares at the time of the business combination.
(3)	Shares purchased as part of the 2004 program approved by the shareholders’ meeting on September 15, 2004.

Item 17: FINANCIAL STATEMENTS

Not applicable.

Item 18: FINANCIAL STATEMENTS

The consolidated financial statements appear on pages F-1 to F-237 and include:

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number		Exhibit Description
1.1		English translation of Articles of Association of Air France-KLM, as amended to date. (1)

2.1		Form of American Depositary Receipt representing Air France-KLM’s American Depositary Shares, each evidencing the right to receive one Air France-KLM ordinary share (nominal value €8.50 per share).(2)

2.2		Form of ADS Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (SEC File no. 333-114197) filed by Air France with the Securities and Exchange Commission on April 5, 2004).(3)

2.3		Form of American Depositary Warrant Receipt representing Air France-KLM’s warrants, each evidencing the right to receive one Air France-KLM warrant.(4)

2.4		Form of ADW Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Warrants issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6/A (SEC File no. 333-114204) filed by Air France with the Securities and Exchange Commission on April 27, 2004).(3)

4.1		Framework Agreement, dated as of October 16, 2003, by and between Air France and KLM.(3)

4.2		Purchase Agreement No. 337.0022/00 between Airbus Industrie and Air France relating to Model A330-200 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(3)

4.3		Purchase Agreement No. 337.0023/99 between Airbus Industrie and Air France relating to Model A318 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(3)

4.4		Purchase Agreement No. 337.0033/01 between Airbus Industrie and Air France relating to Model A380 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(3)

4.5		Purchase Agreement No. 1966 between The Boeing Company and Air France relating to Model 777-200/300 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(3)

4.6		Purchase Agreement No. 2344 between The Boeing Company and Air France relating to Model 747-400 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(3)

4.7		Form of Employment Agreement between KLM and members of its Board of Management.(5)

8.1		Subsidiaries of Air France (included in note 32 to the consolidated financial statements of Air France).

12.1	*	Certification of Chief Executive Officer.

12.2	*	Certification of Vice President - Finance.

13.1	*	Certification of Chief Executive Officer.

13.2	*	Certification of Vice President - Finance.

Notes:
*	Filed herewith.
(1)	Incorporated by reference to the annual report on Form 20-F, filed with the Securities and Exchange Commission on September 29, 2004.
(2)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114197).
(3)	Incorporated by reference to the registration statement on Form F-4 (Registration No. 333-114188), filed with the Securities and Exchange Commission on April 30, 2004.
(4)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114204).
(5)	Incorporated by reference to KLM Royal Dutch Airlines’ annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission on June 19, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIR FRANCE-KLM

/s/ Jean-Cyril Spinetta
Name: Jean-Cyril Spinetta Title: Chief Executive Officer Date: July 20, 2005

AIR FRANCE - KLM AND SUBSIDIARIES

AIR FRANCE - KLM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Air France -KLM S.A.:

We have audited the accompanying consolidated balance sheets of Air France-KLM S.A.and its subsidiaries (the ‘‘Company’’) as of March 31, 2005, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in stockholders’ equity, for the years then ended, all expressed in euros. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Air France-KLM S.A. and its subsidiaries as of March 31, 2005, 2004 and 2003 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in France.

Without qualifying the conclusion expressed above, we draw attention to the following points:

(i) the changes in accounting principles under French Generally Accepted Accounting Principles described in Note 2.1 to the consolidated financial statements that relate to:

•	the adoption as of April 1, 2002 of the approach by component for the recognition of costs related to major airframe inspections and engine maintenance;

•	the adoption as of April 1, 2002 of the percentage of completion method with respect to the revenue recognition of all long-term contracts whose term exceed six months;

•	the accounting for certain long-service awards following the recommendation of the French National Accounting Board (“Conseil National de la Comptabilité”) as of April 1, 2003.

(ii) the change in accounting estimates described in Note 2.2 to the consolidated financial statements that relates to the frequent flyers loyalty programs.

(iii) Note 3.2 discloses the main assumptions used in KLM’s purchase price allocation and the fair value determination of its assets and liabilities at the acquisition date. Such note highlights that the Company is awaiting for some further clarification from the International Accounting Interpretation Committee (“IFRIC”) in connection with the recognition of pension asset surplus. In the meantime, the group decided not to amortize from the second quarter of the year ended March 31, 2005 the portion of the negative goodwill resulting from the recognition of KLM’s pension asset surplus. The effects of the final decision of the IFRIC on the recognition or not of the pension asset surplus are disclosed in note 22.2.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 35 to 37 to the consolidated financial statements. As explained in Note 35, certain 2004 and 2003 financial statement information prepared in accordance with accounting principles generally accepted in the United States of America, has been restated.

/s/ for KPMG S.A	/s/ for DELOITTE & ASSCOCIES

Paris, La Défense and Neuilly-sur-seine, France

June 21, 2005 except for Notes 35 to 37 for which the date is July 19, 2005

AIR FRANCE - KLM AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Years ended March 31,
		2005	2005	2004	2003
		(in $ million)(a)	(in € million)
Operating revenues	Note 4	24,742	19,078	12,337	12,687
External expenses	Note 5	(13,860)	(10,687)	(6,754)	(7,174)
Salaries and related costs	Note 6	(7,680)	(5,922)	(4,079)	(3,856)
Taxes other than income tax		(293)	(226)	(186)	(187)

Gross operating result		2,909	2,243	1,318	1,470

Charge to depreciation/amortization	Note 7	(2,057)	(1,586)	(1,184)	(1,195)
Charge to operating provisions, net	Note 7	(174)	(134)	(46)	(115)
Gain on disposal of flight equipment, net		10	8	7	30
Other operating income and charges, net	Note 8	(44)	(34)	44	2

Operating Income		645	497	139	192

Restructuring costs	Note 9	(27)	(21)	(22)	(13)
Net financial charges	Note 10	(284)	(219)	(60)	(85)
Gain on disposals of subsidiaries and affiliates, net	Note 11	87	67	5	4

Pre-tax income		420	324	62	98

Share in net income of equity affiliates	Note 16	95	73	53	29
Amortization of goodwill	Note 14 & 22	75	58	(15)	(16)

Income before income tax and minority interests		590	455	100	111

Income tax	Note 12	(125)	(96)	(2)	13

Income before minority interests		466	359	98	124

Minority interests		(10)	(8)	(5)	(4)

Net Income		455	351	93	120

Earnings per share
Basic	Note 13	1.76	1.36	0.43	0.55
Diluted		1.76	1.36	0.43	0.55

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Balance Sheets

		Years ended March 31,
		2005	2005	2004	2003
		(in $ million)(a)	(in € million)
Consolidation goodwill	Note 14	108	83	95	112
Intangible fixed assets	Note 14	206	159	149	171
Flight equipment	Note 15	14,158	10,917	6,951	7,284
Other property and equipment	Note 15	2,382	1,837	955	878
Investments in equity affiliates	Note 16	731	564	336	316
Other investments	Note 16	711	548	268	260

Total fixed assets, net		18,297	14,108	8,754	9,021

Inventory	Note 17	504	389	151	220
Trade accounts receivable	Note 18	2,947	2,272	1,651	1,432
Income tax receivable	Note 19	126	97	101	111
Other accounts receivable	Note 18	2,595	2,001	494	592
Marketable securities	Note 20	2,923	2,254	1,478	1,039
Cash		501	386	330	193

Total current assets		9,596	7,399	4,205	3,587

Total assets		27,892	21,507	12,959	12,608

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

		Years ended March 31,
		2005	2005	2004	2003
		(in $ million)(a)	(in € million)
Common stock	Note 21	2,970	2,290	1,868	1,868
Additional paid-in capital	Note 21	506	390	261	261
Treasury stock	Note 21	(25)	(19)	(18)	(25)
Retained earnings	Note 21	3,254	2,509	1,960	1,887
Cumulative translation adjustment		(12)	(9)	(9)	3

Stockholders’ equity		6,693	5,161	4,062	3,994

Minority interests		84	65	23	33

Stockholders’ equity and minority interests		6,778	5,226	4,085	4,027

Provisions for liabilities and charges	Note 22	2,937	2,265	1,039	1,095
Short and long-term debt and obligations under capital leases	Note 23	10,723	8,268	4,380	4,147
Trade payables		2,471	1,905	1,226	1,375
Income tax liability	Note 24	105	81	21	5
Advance ticket sales and loyalty program	Note 25	2,148	1,656	1,008	901
Other payables	Note 26	2,731	2,106	1,200	1,058

Total liabilities		21,115	16,281	8,874	8,581

Total liabilities and stockholders’ equity		27,892	21,507	12,959	12,608

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Before allocation of income	Number of shares comprising common stock	Common Stock (par value)	Addit- ional paid-in capital	Retained earnings	Treasury stock	Cumu- lative trans- lation adjust- ment	Total Stock- holders’ equity	Minority interests	Total Stock- holders’ equity and minority interests
	(in € million, except shares and per share amounts)
March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29	3,990

Dividends paid	—	—	—	(28)	—	—	(28)	(2)	(30)
Treasury stock	—	—	—	—	(25)	—	(25)	—	(25)
Impact of changes in accounting policies	—	—	—	(18)	—	—	(18)	—	(18)
Translation differences	—	—	—	—	—	(16)	(16)	(1)	(17)
Current year net income	—	—	—	120	—	—	120	4	124
Changes in scope of consolidation	—	—	—	—	—	—	—	3	3

March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027

Dividends paid	—	—	—	(17)	—	—	(17)	(3)	(20)
Treasury stock	—	—	—	1	7	—	8	—	8
Impact of changes in accounting policies	—	—	—	(4)	—	—	(4)	—	(4)
Translation differences	—	—	—	—	—	(12)	(12)	(3)	(15)
Current year net income	—	—	—	93	—	—	93	5	98
Changes in scope of consolidation	—	—	—	—	—	—	—	(9)	(9)

March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23	4,085

Issuance of common stock	49,602,631	422	346	—	—	—	768	—	768
Contribution of assets	—	—	(206)	206	—	—	—	—	—
Exchange offer costs	—	—	(11)	—	—	—	(11)	—	(11)
Dividends paid	—	—	—	(17)	—	—	(17)	(1)	(18)
Treasury stock	—	—	—	9	(1)	—	8	—	8
Translation differences	—	—	—	—	—	—	—	—	—
Current year net income	—	—	—	351	—	—	351	8	359
Changes in scope of consolidation	—	—	—	—	—	—	—	35	35

March 31, 2005	269,383,518	2,290	390	2,509	(19)	(9)	5,161	65	5,226

Proposed dividends	—	—	—	40	—	—	40	—	—

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended March 31,
	2005	2005	2004	2003
	(in $ million)(a)	(in € million)
Gross operating result	2,909	2,243	1,318	1,470
Other income (expenses)	(132)	(102)	(23)	(50)
Foreign exchange gains (losses)	3	2	3	(9)
Changes in working capital	235	181	54	(150)
Restructuring expenditure	(64)	(49)	(18)	(12)
Interest paid	(457)	(352)	(163)	(189)
Interest received	73	56	36	58
Income tax paid (received)	(31)	(24)	(6)	(3)

Cash flows from operating activities	2,535	1,955	1,201	1,115

Acquisitions of subsidiaries and affiliates, net of cash acquired (note 31.2)	656	506	(10)	(46)
Purchase of tangible and intangible fixed assets	(2,764)	(2,131)	(1,269)	(1,410)
Disposals of subsidiaries and affiliates	141	109	24	8
Proceeds on disposal of tangible and intangible assets	170	131	391	357
Dividends received	35	27	15	17

Cash flows from investing activities	(1,761)	(1,358)	(849)	(1,074)

Issuance of common stock	—	—	—	5
New debts	1,113	858	901	834
Repayments of debts	(370)	(285)	(345)	(745)
Repayments of capital lease obligations	(467)	(360)	(152)	(508)
Net decrease (increase) in loans	(102)	(79)	(29)	(29)
Net decrease (increase) in short-term investments	150	116	35	62
Dividends paid	(31)	(24)	(24)	(34)

Cash flows from financing activities	293	226	386	(415)

Translation differences	(5)	(4)	(5)	(1)

Increase (decrease) in cash and cash equivalents (Note 31.1)	1,062	819	733	(375)

Opening cash and cash equivalents	1,822	1,405	672	1,047
Closing cash and cash equivalents	2,884	2,224	1,405	672

Note:

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1  Business description

As used herein, the term “Air France KLM” refers to Air France - KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Company” or the “Group” refer to Air France-KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and air transport on demand.

2  Accounting policies

The consolidated financial statements of the Company are prepared in accordance with French accounting regulations as applicable for the years ended March 31, 2005, 2004 and 2003.

The accompanying consolidated financial statements incorporate certain additional disclosures and reclassifications to conform to accounting principles generally accepted in the United States of America and Securities and Exchange Commission rules and regulations.

2.1  Changes in accounting methods

No changes in accounting methods were made during the fiscal year.

Changes in accounting principles for the year ended March 31, 2004

Accounting for long-service awards

The French National Accounting Board (Conseil National de la Comptabilité) issued a recommendation on April 1, 2003, which excluded employee long-service awards (“médailles du travail”) from the scope of rules governing pension accounting, thereby associating them with regulation 2000-06 on liabilities. Companies were required to record a provision in their statutory and consolidated accounts corresponding to the expected payments to be made as of January 1, 2004 with early application recommended. Air France-KLM applied the provisions of regulation 2000-06 effective April 1, 2003. The application of this recommendation resulted in an adjustment to retained earnings of € 4 million, net of tax.

Changes in accounting principles for the year ended March 31, 2003

Adoption of the approach by component for the recognition of maintenance operations on airframes and engines

Until March 31, 2002, the Company accrued in advance for estimated costs of major airframe maintenance. Engine maintenance, including the change of parts with limited useful lives, was expensed as incurred.

In accordance with the CNC (“Conseil National de la Comptabilité”) statements of July 25, 2002 and January 15, 2003 following the CRC (“Comité de la Réglementation Comptable”) regulation on liabilities (applicable to fiscal years beginning on January 1, 2002) and the regulation on the

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

depreciation, amortization and write-down of assets (applicable to fiscal years beginning January 1, 2003) the Company (Air France SA and its air transport subsidiaries) adopted the component approach for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. This change in accounting principle also resulted in the recognition of provisions for the restitution for aircraft and engines under operating leases. Consequently, the accrual for airframe maintenance was eliminated as of March 31, 2003 and the accrual recognized as of March 31, 2002 was reversed to retained earnings. The component approach consists of allocating a portion of the cost of the aircraft to capitalized maintenance costs and amortizing this capitalized cost over the period between maintenance operations. The application of this change in accounting principle resulted in a decrease in stockholders’ equity as of April 1, 2002 of €18 million and an increase in net income of €13 million for the year ended March 31, 2003.

Adoption of the percentage of completion method for certain maintenance revenues

In connection with maintenance operations performed by the Company for third parties, the Company now recognizes revenue using the percentage-of-completion method for all significant long-term contracts whose term exceeds six months. The change in method had no impact on net income for the period ended March 31, 2003.

2.2  Change in estimate

During the year ended March 31, 2005, because Air France and KLM combinated their frequent flyers loyalty programs starting June 2005 and the valuation of new air miles’ redemption assumptions (cf 2.8) the Company adjusted the estimated liability. Had the Company not changed this estimate, the liability associed with the Flying Blue program would have been approximately €130 million at March 31, 2005.

During the year ended March 31, 2004, the Company performed studies which focused on the behavior of members of the Frequence Plus loyalty program and implemented changes in the program. These activities caused Air France to change its estimated liability for the loyaltiy program. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately € 103 million at March 31, 2004.

During the year ended March 31, 2003, the Company changed the estimates used for computing the Frequence Plus liability to more adequately reflect the expected behaviors of its customers. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately €130 million at March 31, 2003.

2.3  Consolidation principles

Companies under the Company’s control are fully consolidated.

Companies jointly controlled by a limited number of parties including the Company are proportionally consolidated.

Companies over which the Company has significant influence in terms of management and finance policy are accounted for under the equity method. Significant influence is deemed to exist where the Company holds 20% or more of the voting rights.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Companies which meet the criteria above, but which are unlikely to be held for any significant length of time, are not consolidated. Companies in liquidation and/or located in countries where fund transfers to the parent company are prohibited are also excluded from the scope of consolidation. The Company’s investment in such companies is stated at cost, net of any impairment provision where appropriate.

Affiliates over which the Company no longer has significant influence are deconsolidated at the lower of their carrying value at the date of deconsolidation and their fair value to the Company.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Company items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Company in such affiliates.

The fiscal year of certain subsidiaries and affiliates, which are listed in note 34, ends on December 31. Those subsidiaries and affiliates are consolidated by the Company with a three-month lag, with the exception of Amadeus GTD. There have been no significant transactions for such subsidiaries for the period from January 1, to March 31 for any of the periods presented.

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

The portion of the consolidated stockholders’ equity that is attributable to outside owners of subsidiaries that are not wholly-owned is reflected in the consolidated balance sheets as minority interests.

2.4  Translation of financial statements of foreign operations

The Company’s functional currency is the euro.

The financial statements of foreign subsidiaries with a non-euro functional currency, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:

•  the balance sheet is translated using the exchange rate prevailing at year-end,

•  the income statement is translated at the average exchange rate for the year,

•  translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as translation differences within stockholders’ equity.

The financial statements of foreign branches, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange. Resulting translation differences are recorded in the income statement.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.5  Foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding translation differences are reflected in the income statement.

2.6  Exchange rate and interest rate financial instruments

The Company uses a number of financial instruments to limit its exposure to interest and exchange rate risks and for commodities risks related to the purchase of aircraft fuel. These instruments are traded on organized markets or on an over-the-counter basis.

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions that are certain or likely to materialize are considered hedging instruments.

2.7  Operating revenues

For air transportation operations, revenues are recognized when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid to agents. These revenues include a fuel surcharge paid by passengers to offset the increase in fuel price.

Upon issue, both passenger and cargo tickets are recorded as liabilities under “Advance tickets sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued. The amounts recognized are based on a statistical analysis, which is regularly updated.

Revenues related to hour maintenance operations on airframes and engines are recorded based on the flight time declared by the customer.

For maintenance contracts other than those described above, the Company recognizes revenues using the percentage-of-completion method. Since April 1, 2004, the flat-rate contracts for engine flight time have been recorded as costs are incurred instead of on the basis of flight hours; the impact of the change is not significant.

2.8  Frequent flyer program

As of March 31, 2005, both Air France and KLM offer their own frequent flyer loyalty programs (respectively “Fréquence Plus” and “Flying Dutchman”) which enable members to accumulate air miles when travelling on Air France flights, KLM flights and certain airline partners. These air miles entitle members to a variety of benefits such as free Air France or KLM flights.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Due to the combination of Air France and KLM, a new joint program will be launched in June 2005, which will accumulate air miles from both current programs.

The probability of converting air miles into Award tickets is estimated according to a statistical method.

The value of air miles is estimated on the basis of the specific terms and conditions of use of free tickets. This estimate takes into consideration the marginal cost of the passenger concerned (ie catering, fuel, ticket administration and issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is recorded as a deduction from revenues and is recorded under the caption “Advance ticket sales and loyalty program” of the balance sheet, at the same time the qualifying flight for which air miles are awarded is recognized.

We also sell mileage credits in our frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. We defer a portion of this representing the value of the subsequent travel award to be provided, in a manner consistent with our determination of the liability for earned flight awards discussed above. The remainder is recognized as revenue immediately.

2.9  Information by activity and geographical area

The Company’s activities involve three sectors: passenger activities, cargo services and aircraft maintenance.

The Company has defined six discrete geographical sectors, in which revenues are segregated on the basis of origin of sale and destination.

•  Origin of sale:

Revenues from air transport operations are segregated by geographical area, based on ticket issuing locations.

Where a third party is responsible for the issuance of the ticket, revenues are allocated to the location of the issuing airline.

•  Destination:

Revenues for air transport operations are segregated on the following basis:

•  Non-stop flights: revenues are allocated to the geographical network to which the route belongs.

•  Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Company’s fixed assets mainly consist of flight equipment based in Europe.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.10  Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock, and is adjusted retrospectively in the event bonuses or discount shares are issued.

2.11  Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Company’s ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs), are recorded as non-operating expenses.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

2.12  Goodwill and negative goodwill

Goodwill is recognized upon acquisition of subsidiaries and affiliates after allocation of purchase price to the various identifiable assets and liabilities.

Goodwill is amortized on a straight-line basis over periods determined in each case, not to exceed 20 years.

Negative goodwill is recognized in the income statement over the period of time that the Company deems reasonable considering the expected synergies and the costs incurred in achieving them.

2.13  Other intangible fixed assets

Business goodwill (“Fonds de commerce”) acquired in conjunction with the acquisition of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Costs related to software and licenses are amortized on a straight-line basis over periods of between one and four years.

2.14  Impairment of goodwill and other intangible assets

The Company records impairment charges on goodwill and other intangible assets when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The amount of the impairment is based on discounted cash flows.

2.15  Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Effective April 1, 1997, interest incurred in connection with the financing of capital expenditures (including flight equipment) during the period prior to commissioning is capitalized as part of the cost of the asset. The interest rate used in determining the amount to be capitalized is equivalent to the

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

average interest rate on outstanding debt instruments as of the end of the year, unless the capital expenditure or advance payments are funded by specific loans, in which case the specific rate is utilized.

The Company accounts for a lease arrangement as a capital lease if the arrangement includes a bargain purchase option provision. The related assets are recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the consolidated balance sheet.

Maintenance costs are expensed as incurred, with the exception of those major maintenance programs which extend the useful life of the asset or increase its overall value, which are capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

(A)  Flight equipment

Flight equipment is acquired in foreign currency (generally the U.S. dollar) and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers’ discounts are usually deducted from the value of the asset.

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

Following this change in accounting method, the airframe and engine overhaul component (excluding parts with limited useful lives) has been separated from the acquisition cost of the aircraft and amortized over the period between the date of acquisition and the next scheduled maintenance operation.

In addition, the estimated costs of major maintenance operations (airframes and engines excluding parts with limited useful lives) to be performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the period between maintenance operations.

Spare parts, other than consumables, are recorded in the consolidated balance sheet as fixed assets. Useful lives vary from three to 18 years depending on the technical characteristics of each. The Company may revise the useful life as facts and circumstances related to the estimated use or retirement of a specific fleet to which the spare parts relate become known.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(B)  Other property and equipment

Other property, plant and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

(C)  Impairment of flight equipment

The Company assesses potential impairment losses, when events and circumstances indicate that an impairment may exist, at the entire aircraft fleet level (full ownership, capital leases and capitalized spare parts) on the basis of recoverable value.

2.16  Investments

Investments in non-consolidated companies and other long-term equity investments are stated at cost, net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost. Increases and decreases in this provision are recorded in the consolidated income statements.

The fair value of investments corresponds to the value in use to the Company. This value is determined based on the Company’s share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, stock prices.

Other financial assets, which are primarily comprised of deposits, are valued at the lower of cost or market value.

2.17  Inventories

Inventories consist primarily of expendable parts related to flight equipment and are initially recorded at cost. A provision is recorded to reduce inventory values to the lower of cost or realizable value.

Cost represents acquisition cost or manufacturing and assembly costs, the latter including direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis. A provision for obsolescence is recorded based on respective inventory ages.

2.18  Marketable securities

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Investments in mutual funds (“SICAVs”) are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If the net realizable value is lower than acquisition cost, a provision is recorded to reduce the acquisition cost to net realizable value.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized using an effective interest rate method.

2.19  Treasury stock

The acquisition cost of interests in the common stock of Air France-KLM held, on an other-than-temporary basis, by consolidated subsidiaries, is deducted from consolidated stockholders’ equity. Gains and losses on disposal of such securities are recorded as increases or decreases in stockholders’ equity.

Treasury stock held for purpose of satisfying future obligations under the Company’s stock option and stock compensation plans is recorded at cost in marketable securities. A provision is recorded through net income to reduce these shares to the lower of cost or market value.

2.20  Retirement benefit and similar obligations

The Company’s obligations related to defined benefit pension plans and lump-sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the related countries. These obligations are covered either by provision or plan assets.

Provisions for these plans are valued and recorded in accordance with IAS 19, Employee Benefits.

2.21  Provisions for restitution for aircraft under operating leases

Following the change in accounting method described in note 2.1, the Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return to condition criteria set forth in the related lease arrangement. When the condition of the aircraft exceeds this return to condition criteria, the Company capitalizes the excess amount. This amount is amortized on a straight-line basis over a period ending when the restitution criteria is met.

2.22  Other provisions for contingencies

The Company accounts for provisions for contingencies when it is probable that a loss has been incurred and its amount can be reliably estimated. The Company evaluates provisions based on facts and circumstances known at the closing date, from past experience and other information available to the best of its knowledge.

2.23  Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized over the term of the debt using the effective interest rate method. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debt is recorded at redemption value. Redemption and issue premiums are recorded as a component of debt in the consolidated balance sheets and charged to income as a component of net financial charges over the term of the debt.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.24  Deferred taxes

The Company records deferred taxes using the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Deferred tax balances are determined based on each entity’s jurisdictional tax position, taking into consideration consolidated tax returns when applicable.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is expected to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the near term or the Company has no control over the distribution of reserves.

2.25  Cash and cash equivalents

Cash and cash equivalents include cash, short-term deposits and bank overdrafts with original maturities of less than three months.

2.26  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.27  Convenience translation

The consolidated balance sheets, statements of income and cash flows include the presentation of amounts as of and for the year ended March 31, 2005, denominated in million of US dollars. These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of €1 to 1.2969 US dollars, which was the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2005. Such translation should not be construed as a representation that the euro amount has been, could have been or could in the future be converted into US dollars at that or any other exchange rate.

3  Changes in the scope of consolidation

3.1  Scope of consolidation

As of March 31, 2005, the Company was comprised of 159 companies, of which 135 were fully consolidated, three were proportionally consolidated and 21 were recorded as equity affiliates. A list of the companies included within the scope of consolidation is presented in note 34.

3.2  Comparability

On the basis of the (still provisional) fair value estimate of the assets and liabilities at the date of acquisition, the first consolidation of the KLM group shows “negative goodwill” of €915 million. This

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

has been determined based on an acquisition price of €798 million less that portion of net assets acquired of €1,713 million. Shareholders’ equity specifically includes the adjustment to fair market value of KLM’s fleet of (€924) million and the recognition of a prepaid pension asset of an amount of €976 million.

As some valuations are still in process, this negative goodwill may be adjusted during the purchase price allocation period, which expires at the end of the fiscal year following the year of acquisition.

This is the case for the value of the funds allocated to cover pension commitments. An in-depth review of the applicable accounting standard is currently being carried out in order to determine whether this item may be recorded on the balance sheet.

Pending the definitive position from the International Accounting Interpretation Committee to whom the issue was sent, the Company considers that according to accounting standards, this surplus may be recognized. However the Company has, as a precautionary measure, chosen not to amortize the portion of negative goodwill relative to the excess fund value, after the first quarter of the fiscal year ended as of March 31, 2005.

The estimated amount of this portion is €622 million at March 31, 2005. Had this portion been amortized in the second, third and fourth quarters of fiscal 2005, the Company would have recorded an increase of approximately €93 million in net income. The amortization period is five years, reflecting the length of time that the Company considers reasonable for implementing the anticipated synergies, and the costs incurred in achieving them.

Negative goodwill is accounted for in the caption “Provisions for liabilities and charges” of the consolidated balance sheets.

4  Information by activity and geographical area

4.1  Information by sector of activity

The various sources of the Company’s operating revenues are described below.

Passenger

Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code-sharing agreements. Other passenger operating revenues are derived from commissions from SkyTeam alliance partnership arrangements, revenue from block-seat sales, information systems revenues and revenues from airport services.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Maintenance

Maintenance operating revenues generated by the Company principally correspond to aircraft maintenance operations provided to third parties.

Other

Other operating revenues consist of catering and handling revenues provided by Servair Group to non-affiliated companies and the on request air transport mainly made by Transavia.

	Years ended March 31,
	2005			2004			2003
	Operat- ing revenues	Operat- ing income	Property and Equip- ment	Operat- ing revenues	Operat- ing income	Property and Equip- ment	Operat- ing revenues	Operat- ing income	Property and Equip- ment
	(in € million)
Passenger	15,004	312	9,262	10,260	67	6,688	10,527	101	6,978
Cargo	2,492	95	972	1,412	15	371	1,479	48	508
Maintenance	777	48	1,300	508	50	759	540	67	580
Others	805	42	1,220	157	7	88	141	(24)	96

Total	19,078	497	12,754	12,337	139	7,906	12,687	192	8,162

4.2  Analysis of operating revenues by geographical area of sale

The Company has defined five discrete geographical regions into which passenger and cargo revenues are separately subdivided on the basis of origin of sale. As a result of the business combination with KLM, the Company no longer considers France Metropolitan as a separate geographical region and as such has combined it within the Europe North Africa region. The Company has restated the related comparative geographical information. Following is a summary of revenue by region and the respective percentage of total revenue.

	Year ended March 31, 2005
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € million)
Scheduled passengers	9,711	68.8%	348	2.5%	937	6.7%	1,994	14.2%	1,095	7.8%	14,085
Other passengers	672	73.1%	57	6.2%	36	3.9%	54	5.9%	100	10.9%	919

Total passengers	10,383	69.2%	405	2.7%	973	6.5%	2,048	13.6%	1,195	8.0%	15,004

Scheduled cargo	1,081	47.0%	41	1.8%	157	6.8%	266	11.6%	755	32.8%	2,300
Other cargo	132	68.7%	4	2.1%	7	3.6%	22	11.5%	27	14.1%	192

Total cargo	1,213	48.6%	45	1.8%	164	6.6%	288	11.6%	782	31.4%	2,492

Maintenance	769	99.0%	—	—	—	—	—	—	8	1.0%	777
Others	773	96.0%	21	2.6%	11	1.4%	—	—	—	—	805

Total	13,138	68.9%	471	2.5%	1,148	6.0%	2,336	12.2%	1,985	10.4%	19,078

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31, 2004
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € million)
Scheduled passengers	6,734	71.1%	348	3.7%	577	6.1%	1,169	12.4%	637	6.7%	9,465
Other passengers	633	79.7%	28	3.5%	40	5.0%	56	7.0%	38	4.8%	795

Total passengers	7,367	71.8%	376	3.7%	617	6.0%	1,225	11.9%	675	6.6%	10,260

Scheduled Cargo	676	53.5%	40	3.2%	86	6.8%	134	10.6%	328	25.9%	1,264
Other cargo	115	77.7%	5	3.4%	4	2.7%	15	10.1%	9	6.1%	148

Total cargo	791	55.9%	45	3.2%	90	6.4%	149	10.6%	337	23.9%	1,412

Maintenance	501	98.6%	—	—	—	—	—	—	7	1.4%	508
Others	143	91.1%	11	7.0%	3	1.9%	—	—	—	—	157

Total	8,802	71.3%	432	3.5%	710	5.8%	1,374	11.1%	1,019	8.3%	12,337

	Year ended March 31, 2003
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € million)
Scheduled passengers	6,689	68.8%	340	3.5%	598	6.2%	1,329	13.7%	757	7.8%	9,713
Other passengers	647	79.5%	26	3.2%	39	4.8%	63	7.7%	39	4.8%	814

Total passengers	7,336	69.6%	366	3.5%	637	6.1%	1,392	13.2%	796	7.6%	10,527

Scheduled Cargo	687	52.3%	45	3.4%	97	7.4%	141	10.7%	344	26.2%	1,314
Other cargo	92	55.7%	10	6.1%	9	5.5%	34	20.6%	20	12.1%	165

Total cargo	779	52.7%	55	3.7%	106	7.2%	175	11.8%	364	24.6%	1,479

Maintenance	533	98.7%	—	—	—	—	—	—	7	1.3%	540
Others	122	86.5%	18	12.8%	1	0.7%	—	—	—	—	141

Total	8,770	69.0%	439	3.5%	744	5.9%	1,567	12.4%	1,167	9.2%	12,687

4.3  Analysis of scheduled passenger and cargo operating revenues by geographical area of destination

	Year ended March 31, 2005
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € million)
Scheduled passengers	6,044	(42.9)%	1,124	(8.0)%	1,920	(13.6)%	2,939	(20.9)%	2,058	(14.6)%	14,085
Scheduled Cargo	192	(8.4)%	178	(7.7)%	279	(12.1)%	652	(28.3)%	999	(43.5)%	2,300

Total	6,236	(38.1)%	1,302	(7.9)%	2,199	(13.4)%	3,591	(21.9)%	3,057	(18.7)%	16,385

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31, 2004
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € million)
Scheduled passengers	4,525	47.8%	1,023	10.8%	1,058	11.2%	1,850	19.5%	1,009	10.7%	9,465
Scheduled Cargo	181	14.3%	153	12.1%	154	12.2%	342	27.1%	434	34.3%	1,264

Total	4,706	43.9%	1,176	11.0%	1,212	11.3%	2,192	20.4%	1,443	13.4%	10,729

	Year ended March 31, 2003
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
	(in € millions)
Scheduled passengers	4,481	46.2%	994	10.2%	1,098	11.3%	1,966	20.2%	1,174	12.1%	9,713
Scheduled Cargo	141	10.8%	154	11.7%	157	11.9%	386	29.4%	476	36.2%	1,314

Total	4,622	41.9%	1,148	10.4%	1,255	11.4%	2,352	21.3%	1,650	15.0%	11,027

5  External expenses

	Years ended March 31,
	2005	2004	2003
	(in € million)
Aircraft fuel	2,653	1,302	1,369
Chartering costs	558	414	415
Aircraft operating lease costs	630	458	522
Landing fees and en route charges	1,460	913	934
Catering	402	296	319
Handling charges and other operating costs	1,067	756	768
Aircraft maintenance costs	621	381	477
Commercial and distribution costs	1,399	1,051	1,157
Other external expenses	1,897	1,183	1,213

Total	10,687	6,754	7,174

Other external expenses primarily consist of other rents expenses, insurance costs and miscellaneous expenses.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

6  Salaries and number of employees

6.1  Salaries and related costs

	Years ended March 31,
	2005	2004	2003
	(in € million)
By cost category
Wages	4,402	2,955	2,815
Pension expense	429	248	236
Social security contributions	1,091	876	805

Total	5,922	4,079	3,856

6.2  Average number of employees

	Years ended March 31,
	2005	2004	2003
Total	102,077	71,654	71,525

Flight deck crew	7,786	5,041	4,929
Cabin crew	19,829	13,044	12,938
Groundstaff	74,462	53,569	53,658
Management	12,996	9,159	8,980
Supervisors	29,364	21,126	20,217
Other staff	23,102	23,284	24,461

Pilots and cabin crew	25,995	17,140	16,910
Instructors	956	620	644
Management	664	325	313

The above number of employees is calculated on a weighted average basis based on actual paid presence.

6.3  Compensation paid to members of the board of directors and executive committee

For the year ended March 31, 2005

The total compensation of the three main executives of the Company was €2.5 million for the year ended as of March 31, 2005.

No compensation was paid to Board Members for attendance at Board Meetings for the year ended March 31, 2005.

For the years ended March 31, 2004 and 2003

The compensation of the Executive Committee consisted of direct and indirect remuneration paid by the Company. For the year ended March 31, 2004, compensation totaled €3.6 million and covered 15 people, 13 of which were present during the full fiscal period and two present during six months of the fiscal period. For the year ended March 31, 2003, compensation totaled €3.6 million and covered 14 people which were present during the full fiscal period.

The members of the Board of Directors did not receive any fees for their duties as directors.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

7  Depreciation and amortization expenses and changes to operating provisions

	Years ended March 31,
	2005	2004	2003
	(in € million)
Net charge to depreciation/amortization	1,586	1,184	1,195
Intangible fixed assets	48	37	37
Flight equipment	1,300	996	1,017
Other property, plant and equipment	238	151	141
Net charge to operating provisions	134	46	115
Fixed assets	3	3	57
Inventories	—	—	(9)
Trade receivable	6	12	5
Liabilities and charges	125	31	62

Total	1,720	1,230	1,310

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

Due to severe economic downturn and the view of Airbus that technical support for the Concorde was no longer economically viable, the Company made a strategic decision to cease the operations of its supersonic fleet, consisting of five Concordes. As a result, as of March 31, 2003, the Company recorded a provision of €59 million to write down the remaining book value of its Concorde inventories, spare parts and deferred charges. The operations of the Concorde ceased on May 31, 2003. These assets were written off during the year ended March 31, 2004.

8  Other operating income and charges, net

	Years ended March 31,
	2005	2004	2003
	(in € million)
Joint operations of passenger and cargo lines	(67)	5	5
Software fees		(7)	(8)
Sale of land	—	—	5
Financial compensation corresponding to exchange of slots at London’s Heathrow airport	7	50	—
Other, net	26	(4)	—

Total	(34)	44	2

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

During the years ended March 31, 2005 and 2004, Air France exchanged some of its winter and summer slots at Heathrow Airport with other airline companies. These exchanges resulted in a net gain of €7 million and €50 million respectively, which has been recorded as other operating income under the caption “Financial compensation corresponding to exchange of slots at London’s Heathrow Airport”.

9  Restructuring costs

During the fiscal year ended March 31, 2005, KLM decided to outsource a portion of its traffic registration, interline registration and sales control activities to third parties, including their maintenance activities with respect to the regional Fokker fleet. In addition, KLM decided to relocate the operations of its wholly-owned subsidiary KLM Cityhopper from the United Kingdom to the Schipol hub in the Netherlands. As a result, KLM recorded a restructuring reserve of €11 million as of March 31, 2005 related to these activities.

As of March 31, 2003, KLM recorded a restructuring provision of €75 million to cover redundancy costs associated with the execution of KLM’s cost cutting program. As of May 1, 2004, the remaining provision related to this program was €56 million, of which €39 million was utilized in the period May 1, 2004 through March 31, 2005, to cover redundancy costs incurred under KLM’s social plan. As of March 31, 2005, the remaining reserve is €17 million. Restructuring charges also include a Servair restructuring project which encompasses three main objectives for improving overall performance. At the work shop level, the project is intended to optimize the organisation and to improve production management. At the “functional” level, the project is intended to optimize task rationalisation and to outsource some functions. Lastly, the project is expected to produce some savings through strengthened coordination of staff and the establishment of a more aggressive negotiation policy. The provision totaled €8 million as at March 31, 2005.

Restructuring costs for the year ended March 31, 2004 of €22 million primarily relate to the second early retirement plan (“Plan de Retraite Progressive” or “PRP”) implemented at Air France €15.5 million. This plan provides for the progressive retirement of 1,000 employees and the hiring of 500 new employees. This plan was offered to full time employees over the age of 55, and provides for a 50% reduction in workload for the duration of the plan. Over the period of the plan, the employees receive approximately 80% of their salaries.

Restructuring costs for the year ended March 31, 2003 of €13 million primarily relate to termination benefits and various severance payments incurred in connection with the closing of the Nouméa site on March 31, 2003, which covered 110 cabin crew members. As of March 31, 2003, the accrual related to the closing of the Nouméa site amounted to €7.6 million, of which approximately €7 million was utilized during the year ended March 31, 2004.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

10  Net financial charges

	Years ended March 31,
	2005	2004	2003
	(in € million)
Financial expenses	(308)	(139)	(161)
Loan interest	(136)	(98)	(108)
Interest on financing lease obligations	(193)	(52)	(72)
Capitalized interest	26	20	25
Other financial expenses	(5)	(9)	(6)
Financial income	106	38	50
Interest on securities	3	3	23
Net gains on securities	33	24	15
Other financial income	70	11	12

Net charges	(202)	(101)	(111)

Foreign exchange gains (losses), net	3	35	62
Net (charge) release to provisions	(20)	6	(36)

Total	(219)	(60)	(85)

For the year ended March 31, 2005, the largest component of the € 20 million net charge to provisions related to €11 million in depreciation for the Company’s investment in Opodo and € 6 million in depreciation for the Company’s investment in Alitalia.

In addition, “Other financial income” includes a gain of €37.9 million realized in relation to two aircraft loan agreements entered by Air France on September 15, 1986 and March 11, 1988, respectively. The realization of such gains was depending on a final agreement with the lendor. Air France came to final agreements with the lendor on July 21, 2004 and March 31, 2005, respectively and as a result recognized such gain in Company’s net income during the year ended March 31, 2005. Other financial income includes dividends received from investments in non-marketable securities accounted for at cost of €8 million for the year ended March 31, 2005, (compared with €3 million for the years ended March 31, 2004 and 2003).

For the year ended March 31, 2004, the €6 million net release to provisions (compared to a net charge to provisions of €36 million for the year ended March 31, 2003) included (i) a € 19 million release related to treasury stock held by Air France in connection with the pilot call option, driven by an increase in the Company’s stock price during the year, (ii) a €8 million release of accrued interest for late payment following a tax dispute settlement with the German Tax authorities (see note 12.2), (iii) a € 7 million release related to incurred losses on foreign exchange options that matured during the year, and (iv) a € 26 million in depreciation related to the Company’s investment in Opodo.

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2005 was 3.8% (4.1% and 5.51% for the year ended March 31, 2004 and 2003, respectively), representing the weighted average rate of borrowings. The Company capitalizes interest related to deposits and progress payments associated with future aircraft deliveries.

Foreign exchange gains for the period include an unrealized net gain of €1 million (a net gain of € 31 million and 71 million for the year ended March 31, 2004 and 2003, respectively).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

11  Disposals of subsidiaries and investments

During the year ended March 31, 2005, gains on disposals of subsidiaries and affiliates (€67 million) are mainly due to the transfer of Amadeus France and its subsidiary Amadeus France Service to Amadeus GTD on December 30, 2004.

During the year ended March 31, 2004, a gain on the disposal of the 3-F real estate company was recognized for approximately € 5 million.

During the year ended March 31, 2003, disposals of investments primarily related to a €4 million gain on the sale of SITA Telecom shares.

12  Income tax

The Company elected to file a consolidated tax return for Group tax consolidation as from April 1, 2002. The consolidated return mainly includes Air France-KLM, Air France SA, Air France Finance and French regional airline subsidiary companies. The scope includes the French subsidiaries of the Servair Group beginning January 1st, 2005

12.1  Analysis of the income tax charge

	Years ended March 31,
	2005	2004	2003
	(in € million)
Current tax benefit/(expense)	(8)	10	(9)
Deferred tax benefit (expense)	(88)	(12)	22

Total net tax benefit (expense)	(96)	(2)	13

The current tax expense relates to amounts paid or payable in the short-term to tax authorities related to the current year, in accordance with the regulations prevailing in various countries and applicable international tax treaties.

12.2  Effective tax rate

The reconciliation between the statutory rate in France and the effective rate is:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Pre-tax income, as published	324	62	98

Statutory tax rate	34.93%	35.43%	35.43%
Theoretical tax (expense)	(113)	(22)	(35)

Permanent differences	—	(24)	(4)
Income taxed at non-current tax rates	11	5	4
Previously unrecognized tax assets recognized during current year	7	15	45
Unrecognized tax assets	(6)	(4)	—
Differences in France/foreign tax rates	7	—	3
Settlement of tax dispute	2	33	—
Other	(4)	(5)	—
Consolidated tax credit (expense)	(96)	(2)	13

Effective tax rate	(29.63)%	(3.23)%	(13.27)%

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

During the year ended March 31, 2004, the company settled its dispute with the German tax authorities. The settlement of the tax dispute concerns the territoriality of taxation of the capital gain generated on the disposal Amadeus KG, which was taxed in France, in accordance with the analysis that had previously been confirmed by the French tax authorities (Service de la Législation Fiscale). The german tax authorities claimed that this capital gain should have been taxed in Germany. The case was submitted to the combined French-German commission and a compromise was found in the second half of the year. The German tax authorities agreed to scale their request down to 50% of the amount claimed initially and cancelled all interest for late payment charged to air France. The impact on the consolidated financial statements represents a € 38 million profit that can be analysed as follows :

–	A € 41 million reversal of provision for liabilities : € 33 corresponding to the initial tax and € 8 million corresponding to interests for late payment;

–	A € 17 million tax charge corresponding to tax to be paid in Germany;

–	A € 14 million deferred income tax adjustment corresponding to the recognition of deferred tax asset on the tax charge to be paid to the German State and for which the French State granted deductibility retroactively.

12.3  Deferred tax recorded on balance sheet

	Years ended March 31,
	2005	2004	2003
	(in € million)
Tax losses	375	383	243
Long-term capital losses	2	15	10
Pension provisions and other employee benefits	228	214	198
Deferred charges	(66)	(64)	(53)
Maintenance overhaul provisions	(239)	(263)	—
Provisions for restitution for aircraft under operating leases	87	97	—
Capital gains on intra-group disposals	30	32	35
Tax-driven provisions	(370)	(367)	(388)
Fixed assets	41	35	44
Other	2	14	17

Net deferred tax assets (note 19)	90	96	106

Tax losses	(90)	—	—
Long-term capital losses	—	—	—
Pension provisions	310	—	—
Deferred charges	—	—	—
Maintenance overhaul provisions	37	—	—
Capital gains on intra-group disposals	—	—	—
Tax-driven provisions	—	—	—
Difference between the tax bases and consolidated values of fixed assets	(136)	—	—
Other	(48)	—	—

Net deferred tax liabilities (note 24)	73	—	—

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

12.4  Unrecorded tax assets

The Company has recorded loss carry forwards and deferred tax assets to the extent it believes that such amounts are realizable in the near future. The Company has unrecorded tax assets as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Unrecorded temporary differences, net	15	7	5

Carry forward tax losses for utilization	—	—	211

Y+1 - Y+3			127
Y+4 - Y+5			84
6 years and beyond
Tax losses not subject to expiration	373	244	50

Total at statutory rate	388	251	266

Reduced rate tax credit	106	114	(4)

These unrecognized tax assets represent future tax savings and, as of March 31, 2005, correspond primarily to loss carry forwards of subsidiaries prior to the tax consolidation of Air France as well as the loss carryforwards of KLM’s UK subsidiaries.

In accordance with Article 89 of the 2004 French Finance Law, approved on December 18, 2003, tax losses may be carried forward for an unlimited period of time. These new provisions were applicable to financial years beginning January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

13  Earnings per share

	Years ended March 31,
	2005	2004	2003
	(in number of shares)
Weighted average of
Ordinary shares issued	264,898,897	219,780,887	219,780,887
Treasury stock held regarding stock option plan	(4,440,889)	(1,249,464)	(1,249,464)
Treasury stock held to regulate stock market price	(1,752,865)	(1,621,935)	(1,262,371)

Number of shares used in the calculation of basic earnings per share	258,705,143	216,909,488	217,269,052

Number of shares used in the calculation of diluted earnings per share	258,705,143	216,909,488	217,269,052

There were no securities outstanding that were considered to be dilutive for purposes of computing earnings per share during the three years ended March 31, 2005, 2004 and 2003.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Income used to calculate earnings per share is as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Income used to calculate basic net earnings per share	351	93	120

Income used to calculate diluted net earnings per share	351	93	120

Basic and diluted earnings per share	1.36	0.43	0.55

14  Goodwill and intangible fixed assets

	Years ended March 31,
	2005			2004			2003
	Gross value	Amorti- zation & depreci- ation	Net book value	Gross value	Amorti- zation & depreci- ation	Net book value	Gross value	Amorti- zation & depreci- ation	Net book value
	(in € million)
Business goodwill	364	264	100	363	(246)	117	365	(229)	136
Consolidation goodwill	218	135	83	214	(119)	95	216	(104)	112
Other intangible assets	181	122	59	157	(125)	32	148	(113)	35

Total	763	521	242	734	(490)	244	729	(446)	283

Consolidated goodwill relates to the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of € 47 million for the year ended March 31, 2001.

The movements in the net book value of goodwill and intangible fixed assets are as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Opening balance	244	283	315

Additions	27	17	21
Charge to amortization of goodwill	(15)	(15)	(16)
Charge to amortization of other intangible fixed assets	(48)	(37)	(37)
Disposals	—	(3)	(2)
Impact of changes in scope of consolidation	34	—	—
Transfers	—	(1)	2

Closing balance	242	244	283

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

15  Property and equipment

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip- ment and fittings	Other	Total	Total
	(in € million)
Gross value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516	14,055

Additions	439	168	1,176	1,783	100	80	169	349	2,132
Disposals	(454)	(68)	(358)	(880)	(65)	(66)	(41)	(172)	(1,052)
Changes in scope of consolidation	1,026	2,022	540	3,588	551	150	95	796	4,384
Exchange fluctuations	—	—	—	—	—	(3)	(1)	(4)	(4)
Transfers	327	172	(500)	(1)	85	7	(95)	(3)	(4)

Gross Value as of March 31, 2005	9,026	4,354	2,649	16,029	1,836	762	884	3,482	19,511
Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561	6,149

Charge to depreciation	546	399	372	1,317	103	69	66	238	1,555
Releases on disposal	(406)	(59)	(327)	(792)	(38)	(55)	(33)	(126)	(918)
Changes in scope of consolidation	—	—	—	—	(2)	—	(22)	(24)	(24)
Transfers	147	(197)	49	(1)	—	(1)	(3)	(4)	(5)

Accumulated depreciation as of March 31, 2005	3,750	832	530	5,112	703	449	493	1,645	6,757

Net book value as March 31, 2005	5,276	3,522	2,119	10,917	1,133	313	391	1,837	12,754

Gross value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Additions	405	94	527	1,026	118	34	90	242	1,268
Disposals	(863)	(86)	(371)	(1,320)	(28)	(17)	(54)	(99)	(1,419)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Transfers	358	(177)	(167)	14	26	(18)	(10)	(2)	12

Gross Value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516	14,055

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

Charge to depreciation	556	155	285	996	59	34	58	151	1,147
Releases on disposal	(538)	(62)	(370)	(970)	(18)	(16)	(53)	(87)	(1,057)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Transfers	105	(95)	17	27	(1)	(19)	20	—	27

Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561	6,149

Net book value as March 31, 2004	4,225	1,371	1,355	6,951	525	158	272	955	7,906

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip- ment and fittings	Other	Total	Total
	(in € million)
Gross value as of March 31, 2002	7,295	2,524	1,888	11,707	1,002	567	686	2,255	13,962

Impact of changes in accounting policies (cf. Note 2.1)	215	61	(46)	230	—	—	—	—	230
Additions	516	102	549	1,167	27	29	114	170	1,337
Disposals	(773)	(126)	(386)	(1,285)	(6)	(14)	(41)	(61)	(1,346)
Changes in scope of consolidation	—	—	—	—	2	5	7	14	14
Exchange fluctuations	—	—	—	—	—	—	(1)	(1)	(1)
Transfers	535	(332)	(203)	—	24	6	(34)	(4)	(4)

Gross Value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Accumulated depreciation as of March 31, 2002	2,984	705	572	4,261	554	415	439	1,408	5,669

Impact of changes in accounting policies (Cf. Note 2.1)	127	75	(34)	168	—	—	—	—	168
Charge to depreciation Concorde	—	—	45	45	—	—	—	—	45
Charge to depreciation	554	158	305	1,017	50	32	59	141	1,158
Releases on disposal	(339)	(233)	(384)	(956)	(5)	(13)	(40)	(58)	(1,014)
Changes in scope of consolidation	—	—	—	—	—	2	4	6	6
Transfers	14	(14)	—	—	1	(1)	(2)	(2)	(2)

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

Net book value as March 31, 2003	4,448	1,538	1,298	7,284	449	158	271	878	8,162

The net book value of aircraft acquired subject to a reservation of ownership clause was €380 million as of March 31, 2005 (€358 million and €356 million as of March 31, 2004 and 2003, respectively).

The net book value of property and equipment financed under capital lease was €152 million as of March 31, 2005 (€172 million and €78 million as of March 31, 2004 and 2003, respectively). During the year ended March 31, 2004, the Company sold and leased back its head office and accounted for the leaseback as a capital lease. The building is included in property and equipment for an amount, net of the gain realized on the transaction, of €98 million. The related liability of €137 million is accounted for as an obligation under capital leases.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16  Investments

	Years ended March 31,
	2005	2004	2003
	(in € million)
Investments in equity affiliates	564	336	316

Investments in non-consolidated companies	138	128	125
Loans and receivables relating to investments(1)	143	142	107
Other financial assets	380	89	98
Other investments, gross	661	359	330

Provisions for impairment	(113)	(91)	(70)
Other investments, net	548	268	260

Of which less than one year	309	11	25

(1)	Of which 1,600,000 Air France – KLM shares loaned to a third party for a net book value of €24 million as of March 31, 2005.

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold on a long-term basis and equity interests in companies over which the Company does not exercise significant influence.

The item “Other financial assets” is comprised of the fair value of KLM hedges in existence at the acquisition date which have not been unwound as of March 31, 2005, for an amount of €279 million, as well as guarantee and loan collateral (i.e. 1% construction contributions, the Company’s Central Employee Committee, personnel).

The increase in loans between March 31, 2003 and 2004 results from the securitization of the aircraft assets (see Note 23).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16.1  Equity affiliates

The carrying value and share in net income of equity affiliates is as follows:

	Amadeus GTD	Alpha PLC	Martinair	Others	Total
	(in € million)
As of March 31, 2002	203	48	—	52	303

Translation adjustments	—	(5)	—	(9)	(14)
Distributions	(9)	(3)	—	—	(12)
Share of net income/(Loss) of entity	36	4	—	(11)	29

Transfers	—	—	—	10	10
As of March 31, 2003	230	44	—	42	316

Translation adjustments	—	(6)	—	(3)	(9)
Distributions	(7)	(2)	—	(9)	(18)
Acquisition/Disposition	—	—	—	(2)	(2)
Share of net income /(Loss) of entity	45	2	—	6	53

Transfers	—	—	—	(4)	(4)
As of March 31, 2004	268	38	—	30	336

Translation adjustments	—	(1)	—	1	—
Distributions	(8)	(2)	—	(6)	(16)
Acquisition/Disposition	—	—	146	27	173
Share of net income /(Loss) of entity	50	0	9	14	73

Transfers	—	2	—	(4)	(2)
As of March 31, 2005	310	37	155	62	564

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

As of March 31, 2005, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (5%) and the public (53.3%).

Alpha Ltd is a UK Company held 27% by Servair, (31% by institutional investors and 42% by the public). It specializes in providing retail and catering delights for traveling consumers.

Martinair is a Dutch Company held 50% by KLM, (50% by P&O Nedlloyd). It is an airline company.

16.2  Condensed accounts of equity affiliates

A summary of the published accounts of the major equity affiliates is presented below.

As part of the consolidation of the Company’s financial statements, adjustments are made to the accounts of equity affiliates, mainly in respect of internal transactions within the Company.

Amadeus GTD (condensed consolidated accounts prepared in accordance with IFRS)

The condensed consolidated accounts include Amadeus Global Travel Distribution SA, domiciled in Spain and its consolidated subsidiaries (the “Group Amadeus”).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

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

	Years ended December 31,
Income statement	2004	2003	2002
	(in € million)
Operating revenues	2,057	1,929	1,856
Operating income	343	321	307
Including net charges to depreciation, amortization and provisions	(206)	(212)	(184)
Net income	208	160	147

	Years ended December 31,
Balance sheet	2004	2003	2002
	(in € million)
Fixed assets	1,037	998	913
Current assets	638	539	567

Total assets	1,675	1,537	1,480

Stockholders’ equity	942	759	623
Short and long-term debt and capital lease obligations	210	280	326
Other liabilities	523	498	531

Total liabilities and stockholders’ equity	1,675	1,537	1,480

Alpha Airports PLC (condensed consolidated accounts prepared in accordance with UK GAAP)

The condensed consolidated accounts include Alpha Airport PLC, domiciled in England, and its consolidated subsidiaries (the “Group Alpha Airports”).

The Group Alpha Airports provides retailing and catering services for airlines and airports in over 150 retailing and catering outlets in 74 airports located in 13 countries and across five continents.

The Group Alpha Airports flight services serves airline companies by offering a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group Alpha Airports also provides in-flight retail management services. The Group Alpha Airports serves airport customers by offering purpose-designed retailing and catering services through its operation of 12 stores in 26 UK airports, two airports in North America, three airports in the Indian Sub-Continent and two airports in Turkey.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended January 31,
Income statement	2005	2004	2003
	(in € million)
Operating revenues	746	662	608
Operating income	23	33	33
Including net charges to depreciation, amortization and provisions	(15)	(15)	(15)
Net income	6	14	19

	Years ended January 31,
Balance sheet	2005	2004	2003
	(in € million)
Fixed assets	114	107	102
Current assets	122	89	76

Total assets	236	196	178

Stockholders’ equity	83	83	74
Short and long-term debt and capital lease obligations	45	11	10
Other liabilities	108	102	94

Total liabilities and stockholders’ equity	236	196	178

Martinair (condensed consolidated accounts prepared in accordance with Dutch GAAP)

Simplified consolidated financial statements presented hereunder include the Martinair entity, located in the Netherlands, and its subsidiaries. Martinair’s core business is the air transport of passengers and freight from Amsterdam.

	Years ended December 31,
Income statement	2004	2003	2002
	(in € million)
Operating revenues	959	894	789
Operating income	23	21	22
Including net charges to depreciation, amortization and provisions	(101)	(80)	(80)
Net income	13	9	3

	Years ended December 31,
Balance sheet	2004	2003	2002
	(in € million)
Fixed assets	499	621	728
Current assets	183	161	150

Total assets	682	782	878

Stockholders’ equity	318	303	288
Short and long-term debt and capital lease obligations	104	150	247
Other liabilities	260	329	343

Total liabilities and stockholders’ equity	682	782	178

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

16.3  Company’s transactions with equity affiliates

The major transactions by the Company with equity affiliates were as follows:

	2005		2004	2003
	(in € million)
In the accounts of the Company	Amadeus GTD	Martinair	Amadeus GTD	Amadeus GTD
Income statement
Operating revenues	100	60	115	118
External expenses	226	70	189	188
Balance sheet
Other accounts receivable	10	—	25	23
Other payables	33	3	34	34

Fees paid and received in respect of reservation systems (AMADEUS):

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system. The Company receives fees for the distributor services performed on behalf of Amadeus and for on-line assistance and travel agency training. These services are rendered by the Company’s subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issuances made with its own agencies. These fees and commissions totaled €100 million for the year ended March 31, 2005 (€115 million and €118 million for the years ended March 31, 2004 and 2003, respectively).

The Company pays Amadeus GTD SA booking fees in connection with the use of the Amadeus reservation system. These fees totaled € 226 million for the year ended March 31, 2005 (compared to € 189 million and €188 million for the years ended March 31, 2004 and 2003, respectively).

Operations between the Company and Martinair :

The Company and Martinair have mutual aeronautical maintenance operations. The Company also delivers Martinair with jet fuel.

16.4  Investments in non-consolidated companies

The net book value of investments in non consolidated companies (€73 million) is summarized as follows:

	Years ended
	March 31, 2005		December 31, 2004
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € million)
Opodo	15	8.3%	(4)	(50)	Dec – 04
Alitalia	16	2.0%	1,264	(520)	Dec – 03
Austrian Airlines	9	1.5%	631	40	Dec – 04
Voyages Fram	9	8.7%	142	(15)	Dec – 03
Others	23	—	—	—	—

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended
	March 31, 2004		December 31, 2003
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € million)
Opodo	26	22.9%	(17)	(65)	Dec – 03
Alitalia	23	2.0%	1,264	(520)	Dec – 03
Austrian Airlines	9	1.5%	604	46	Dec – 03
Voyages Fram	9	8.7%	159	4	Dec – 02
Others	14	—	—	—	—

	Years ended
	March 31, 2003		December 31, 2002
	Net book value	% holding	Equity	Net income (loss)	Year end
	(in € million)
Opodo	48	22.9%	31	(88)	Dec – 02
Alitalia	23	2.0%	1,675	93	Dec – 02
Austrian Airlines	11	1.5%	514	43	Dec – 02
Voyages Fram	9	8.7%	153	5	Dec – 01
Others	15	—	—	—	—

17  Inventory

	Years ended March 31,
	2005	2004	2003
	(In € million)
Aeronautical spare parts	305	136	172
Other supplies	127	60	61
Production work in progress	60	3	52

Gross value	492	199	285

Valuation allowance	(103)	(48)	(65)

Net book value	389	151	220

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

18  Trade and other receivables

	Years ended March 31,
	2005	2004	2003
	(in € million)
Passenger operations	977	693	618
Cargo operations	330	200	231
Maintenance operations	382	401	271
Airlines	439	308	291
Other trade receivables	246	143	110
Valuation allowance	(102)	(94)	(89)

Total trade receivable	2,272	1,651	1,432

Suppliers with debit balances	153	120	150
State	87	56	83
Company and associates	14	5	10
Other	419	169	177
Prepayment and accrued income	1,333	149	176
Provision	(5)	(5)	(4)

Total other accounts receivable	2,001	494	592

All above receivables have maturities of less than one year with the exception of €1,178 million relating to KLM’s pension gross surplus included in “Prepayment and accrued income” (see note 22).

The caption “Other accounts receivable” includes €220 million related to the Company’s employee stock purchase plans (“ORS” and “ESA”) initiated during the year ended March 31, 2005 (see notes 26 & 33 for further details on these two stock purchase plans).

19  Income tax receivable

	Years ended March 31,
	2005	2004	2003
	(in € million)
Current tax	7	5	5
Deferred tax (note 12.3)	90	96	106

Total	97	101	111

Portion > 1 year	90	96	104

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

20  Marketable securities and cash equivalents

	Years ended March 31,
	2005	2004	2003
	(in € million)
Original maturity more than three months and/or subject to exchange rate risk
Treasury shares (note 21.3)	27	19	11
Negotiable debt securities	29	2	279
Options	10	—	—
Mutual funds (Sicav)	2	—	—
Bank deposits	85	93	3

Sub-total	153	114	293

	Years ended March 31,
	2005	2004	2003
	(in € million)
Original maturity less than three months with no exchange rate risk
Negotiable debt securities	31	30	44
Mutual funds (Sicav)	1,416	1,332	672
Bank deposits	654	2	30

Sub-total cash equivalents	2,101	1,364	746

Total	2,254	1,478	1,039

As of March 31, 2005, treasury shares are comprised of (i) 1,924,464 Air France-KLM shares acquired by Société Air France to serve a stock option plan granted to a certain category of Air France personnel and approved by the general shareholders’ meeting on September 28, 1999 and (ii) 1,659,268 Air France-KLM shares acquired by KLM to serve stock option plans for members of KLM’s board of managing directors and KLM’s senior officers.

Investments in money market mutual funds (ie which include monetary Societe d’Investissement a Capital Variable (“SICAV”)) are considered to be cash equivalents.

The market value of marketable securities is disclosed in note 27.5 below.

21  Stockholders’ equity

Net change in shareholders’ equity for the year ended March 31, 2005 mainly relates to the increase in share capital of an amount of €768 million, net income for the year of €351 million, dividends distribution of €17 million and the acquisition of treasury shares of an amount of €8 million. As of March 31, 2005, the Company’s net shareholders’ equity amounted to €5,161 million.

21.1  Common stock

The public exchange offer for KLM shares to Air France-KLM shares took place in May 2004 (“the Exchange Offer”) and resulted in the issuance of 49,602,631 new shares representing a capital increase of €422 million, paid-in capital of €346 million against which were charged the costs incurred in the public exchange offer of €11 million. At March 31, 2005, the share capital of Air France-KLM was divided into 269,383,518 shares. Each share is entitled to one vote.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of March 31, 2004 and 2003, the common stock of the Company totaled €1,868 million, comprising fully paid 219,780,887 shares at a par value of €8.50 a share.

21.2  Breakdown of stock and voting rights

	As of March 31,
	% stock			% of voting rights
	2005	2004	2003	2005	2004	2003
French state	23.2	54.0	54.4	23.8	54.6	55.1
Employees and former employees(1)	11.7	12.8	12.9	11.7	12.9	13.1
Treasury shares(2)	2.4	1.1	1.3	—	—	—
Other	62.7	32.1	31.4	64.5	32.5	31.8

Total	100	100	100	100	100	100

Note:

(1)	Personnel and former employees identified in funds or by a Sicovam code
(2)	The general shareholders’ meeting from September 28, 1999 has adopted a plan authorizing the Company to purchase its own shares in order to provide certain categories of its personnel with incentive plans. The maximum number of shares authorized to be purchased is 3,525,000. Within this authorization, the Company purchased 1,249,464 of its own shares during the period ended March 31, 2000 and 2,275,000 during the fiscal year 2004/05 that are classified as marketable securities. As of March 31, 2005 KLM held 1,659,268 of the Company shares in order to provide members of the Board of Managing Directors and senior officers with incentive plan, that are also classified as marketable securities. As of March 31, 2005, the Company also held 1,299,538 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 15, 2004, which are classified as a reduction of shareholders’ equity (see note 21.3)

As of March 31, 2005, 2004 and 2003, the percentage of shares and voting rights owned by members of the Company’s executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

21.3  Treasury stock

As of March 31, 2005, the Company held 1,299,538 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 15, 2004.

	Year ended March 31, 2002	Purchase	Sale	Year ended March 31, 2003
Number of shares	172,324	1,474,900	(12,190)	1,635,034
Value (in €million)	2.6	22.2	(0.2)	24.6

	Year ended March 31, 2003	Purchase	Sale	Year ended March 31, 2004
Number of shares	1,635,034	822,939	(1,272,126)	1,185,847
Value (in €million)	24.6	10.8	(17.7)	17.7

	Year ended March 31, 2004	Purchase	Sale	Year ended March 31, 2005
Number of shares	1,185,847	113,691	—	1,299,538
Value (in €million)	17.7	1.4	—	19.1

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

21.4  Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares were issued. 3 warrants will give the right to purchase and/or subscribe to 2 new or existing shares of Air France-KLM’s stock, with a par value of €8.50, at an exercise price of €20 per Air France-KLM share. Warrants holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the company’s discretion, in exchange for the warrants. The maximum potential increase in the equity capital of Air France-KLM is limited to €601 million. As of March 31, 2005, because the exercise price of the warrants exceeds the Air France - KLM stock price, they are not taken into account for the calculation of the diluted earning per share.

21.5  Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

21.6  Retained earnings

	Years ended March 31,
	2005	2004	2003
	(in € million)
Distributable reserves	1,129	366	599
Other reserves	1,029	1,501	1,168
Net income	351	93	120

Total	2,509	1,960	1,887

Distributable reserves mainly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries and the legal reserves of the Company.

French company law requires that Air France - KLM allocate 5% of its unconsolidated statutory net profit (as determined on a parent company basis) for each year to its legal reserves before dividends may be paid with respect to that year. Net profits must be so allocated until the amount in the legal reserve equals 10% of the aggregate nominal value of the issued and outstanding share capital of Air France - KLM. This restriction on the payment of dividends also applies to each of our French subsidiaries on an individual unconsolidated basis. As of March 31, 2005, Air France - KLM’s legal reserve was € 45.7 million, or 2% of the aggregate nominal value of issued and outstanding capital. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

22  Provisions for liabilities and charges

	Years ended March 31,
	2005	2004	2003
	(in € million)
Provisions for pensions and for termination payments on retirement	823	636	581
Provisions for restitution for aircraft under operating leases	354	275	307
Restructuring provisions	71	13	11
Provisions for third party litigations	26	23	39
Other provisions for liabilities and charges	149	92	157
Negative goodwill(1)	842	—	—

Total	2,265	1,039	1,095

Of which short-term	173	261	193

(1)	Details of this item are given in paragraph 3.2 – Comparability

The movement in the book value of provisions for liabilities and charges are as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Beginning of year	1,039	1,095	937
Charges
Operating	302	248	206
Gain on disposal of flight equipment	6	—	—
Financial	1	—	22
Restructuring	17	10	8
Releases for consumption
Operating	(116)	(228)	(151)
Other operating income and charges	(49)	—	—
Financial	—	(8)	(1)
Restructuring	(45)	(8)	(7)
Tax	—	(17)	—
Releases of provisions no longer required
Operating	(61)	(10)	(19)
Financial	—	(20)	—
Tax	—	(16)	—
Negative goodwill amortization	(73)	—	—
Impact of changes in accounting policies	—	—	82
Transfers		(7)	21
Translation difference	7	—	—
Change in Company structure(1)	1,237	—	(3)

End of year	2,265	1,039	1,095

(1)	Including negative goodwill : € 915 million.

During the year ended March 31, 2004, Air France settled its dispute with the German tax authorities. Details of this settlement and the related effects on the consolidated financial statements have been disclosed in note 12.2.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

22.1  Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund effective January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal Company agreement, in accordance with the following terms:

•  Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).

•  Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.

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

In addition, a supplemental pension plan was set up during the fiscal year ending March 31, 2005 for 39 executives of Air France, which represents a charge of €14 million.

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the executive plan and the provisions recorded in the consolidated financial statements:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Actuarial present value of projected benefit obligations	981	911	877
Fair value of plan assets	(620)	(613)	(590)
Projected benefit obligation in excess of plan assets	361	298	287

Unrecognized net actuarial gains	(26)	21	25
Provisions for pensions	335	319	312

Of which short-term	7	18	17

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The charge with respect to obligations of the CRAF is € 27 million for the year ended March 31, 2005, €14 million for the year ended March 31, 2004 and €10 million for the year ended March 31, 2003 and can be analyzed as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Interest cost on projected benefit obligations	(44)	(44)	(45)
Amortization of actuarial gains (losses)	—	—	3
Amortization of prior services cost	(14)
Expected return on plan assets	31	30	32

Net charge	(27)	(14)	(10)

The actual return on the CRAF plan assets was 9.7% for the year ended March 31, 2005 (13.2% for the prior year).

Amounts paid by the Company to the CRAF totaled €11 million and €8 million for the year ended March 31, 2005 and 2004, respectively.

The assumptions used in the valuation of pension commitments are as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Gross discount rate	4.50%	5.00%	5.25%
Gross rate of increase of CRAF points	1.40%	1.20%	1.20%

22.2  Foreign pension schemes and termination benefit schemes in France and abroad

A – KLM subgroup

1- Funding status

The projected benefit obligations of the KLM group amounted to €8.5 billion at March 31, 2005, which are covered by funds contributed in accordance with Dutch regulations and the company’s collective agreement.

With regard to the level of funding of the projected benefit obligations, particularly for the pilots program, significant “safeguard” constraints force the company to be always in a surfunding position.

The value of the plan assets was €9.7 billion at March 31, 2005.

The funds surplus, amounted to €1.2 billion at March 31, 2005 and €1.4 billion on the date KLM was acquired by the Company, i.e. May 1, 2004.

2- Applicable accounting literature

The Company’s projected benefit obligation and plan assets are valued and accounted for in accordance with international accounting standard IAS 19, which the Company will be required to follow in France as of April 1, 2005 for purpose of satisfying French regulatory requirements.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

With respect to recording the value of the funds surplus in the balance sheet, IAS 19, is subject to interpretation.

IFRIC (The International Accounting Standard Board’s technical body) responsible for interpretation of standards is currently reviewing the accounting treatment of funds surplus under IFRS, especially for certain Dutch companies.

The Company is waiting for the IFRIC final position on this matter.

3-  Accounting followed by the Company for the asset surplus as of and for the year ended March 31 2005

The Company believes that a surplus is to be recognized in the balance sheet.

The amount recorded on the balance sheet is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“asset ceiling rule”).

The amount of unrecognized assets on the acquisition date is €0.4 billion.

However, pending clarification and as a conservative measure, the Company decided to defer all the effects induced by this recognition on the balance sheet (amortization of the negative goodwill attributable to it, change in the asset ceiling related to the change in the value of the funds during the year).

The accounting consequences, depending on whether IFRIC confirms or rejects the recognition of the value of the funds surplus in the balance sheet, are described below:

3.1  Recognition of the asset surplus

The portion of negative goodwill related to this surplus value was €622 million at March 31, 2005.

Confirmation of the recognition of the surplus on the balance sheet would have resulted in an additional reversal of negative goodwill, increasing net income by €93 million.

The actuarial assumptions used as of March 31, 2005 have changed since the KLM acquisition date (primarily the discount rate) impacting (i) the amount of the assets ceiling and (ii) the value of the pension obligations.

“Actuarial differences” are amortized over the expected residual average working life of employees affected by these regimes.

The change in actuarial assumptions would have resulted in an increase of approximately €138 million in operating income and an increase in net income of €94 million after the tax impact.

The total of these operations would be reflected by an increase in the net income of €187 million.

3.2  Non-recognition of the asset surplus

The portion of negative goodwill related to this surplus value would be netted against the value of the assets recorded.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

This would result in the reversal of the amortization of negative goodwill taken over the first quarter of fiscal year 2005 (the freeze on the operation occurred at the closing of the half-year accounts, or September 2005), which would reduce net income by €25 million.

In addition, the annual pension charge accounted for in the income statement, which reflects the normative charge pursuant to IAS 19, would be increased in order to match the amount paid during the year by KLM to the fund management institutions.

This would result in an additional operating charge of €50 million, thereby reducing net income by €33 million.

The total of these operations would be reflected by a decrease in the net income of €58 million.

4- Pension asset surplus accounting for the coming years

The Company believes that IFRIC’s interpretation will not be known until the third quarter of fiscal 2006.

When the interpretation is issued, the accounting treatment will be applied retrospectively.

The Company will re-estimate the acquisition balance sheet, which may impact the value of negative goodwill and an adjustment to the financial results for the period ended March 31, 2005; the financial statements for the year ending March 31, 2006 will not bear these adjustments.

The following table shows the amount recorded in the balance sheet:

Year ended March 31, 2005
(in € million)
Fair value of plan assets	9,757
Defined benefit obligation	(8,496)

Plan assets in excess over projected benefit obligations	1,261

Unrecognized net actuarial (gains) losses	229
Unrecognized asset surplus	(452)

Net asset	1,038

In addition, the Company recorded three accruals relating to other KLM’s benefit plans totaling €129 million as of March 31, 2005 corresponding to the following:

–	€99 million for health insurance related to retired employees. 68% relates to domestic staff with the remainder related to former employees in the United States and Canada. The provision for health care insurance is calculated in accordance with IAS 19 using a discount ranging from 4.5% to 6.25% and an annual increase rate of benefits ranging from 2% to 5%.

–	€16 million retirement indemnity accrual for employees located in Italy and Japan.

–	€14 million for an early retirement plan.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

B – Air France subgroup

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

The French law 2003-775 dated August 21st, 2003 which amends the pensions system set the retirement age at the age of 65. This change implies that lump-sum schemes paid for retirement prior to that age would be subject to social security taxes, unless a sector agreement including counterparts in terms of employment grants this involuntary retirement.

In conjunction with the privatization of Air France on May 5, 2004, current statutory regulations must be adapted and aligned with those applicable under common law. Air France has a period of two years in which to accomplish this alignment, during which the statutory regulations are still applied.

All staff are entitled to a statutory retirement indemnity calculated on the basis of seniority, which may be allocated at or after the age of 55 for cabin crew members and 60 for other employees. This indemnity is not subject to social security taxes.

Cabin crew members are also entitled to a special retirement indemnity subject to social security taxes, and available under certain conditions at or after the age of 50.

Starting May 6, 2006, redundancy and involuntary retirement conditions of the “National Aeronautical Transport Sector Agreement” shall apply to the ground staff of Air France.

Based on an agreement signed on April 13, 2005, new conditions of redundancy and involuntary retirement prior to the age of 65 have been defined in the sector agreement. According to the agreement, the retirement indemnity is not subject to social security taxes (for either the employee or employer) when the retirement is involuntary.

Furthermore, the new law stipulates that pilots must retire at 60 and cabin crew at 55.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The new law, in Article L.421.9 of the civil aviation code, does not change the retirement age but may if the reclassification of ground staff fails, change the type of redundancy previously classified as a case of force majeure.

This type of redundancy is usually exempt from the Delalande tax.

Were this not the case, the impact of this additional commitment would be booked as an actuarial variance of approximately €39 million and would be recognised over the average residual period of the employee’s term of employment, representing €3 million a year.

For all schemes identified as material, an actuarial valuation as of March 31, 2005 was performed, using the projected unit credit method. The mains assumptions used in the calculation are as follows:

•  turn-over rates for active employees, mortality rates, salary increase scales;

•  retirement age assumptions ranging from 51 to 65 for French employees, and at various ages in accordance with local economic and demographic contexts for employees of foreign entities;

•  discount rates: 4.5% for French entities and ranging from 1.75% to 18% for foreign entities;

•  long term expected rates of return on pension plan assets ranging from 4% to 12%.

The following table shows the amounts recorded in the balance sheet:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Present value of projected benefit obligations	857	772	650
Fair value of plan assets	(404)	(10)	(371)

Projected benefit obligation in excess of plan assets	453	362	279

Unrecognized net actuarial gains (losses)	(88)	(40)	(37)
Unrecognized past service cost	(25)	(24)	18
Assets	19	19	—
Net obligation in the balance sheet of subsidiaries	—	—	9

Net obligation in the balance sheet	359	317	269

Retirement charges include the following components:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Current service cost	(39)	(37)	(29)
Interest cost	(41)	(37)	(35)
Amortization of actuarial gains (losses)	(2)	(1)	1
Amortization of past service cost	(1)	(2)	34
Expected return on plan assets	28	(3)	—
Net retirement charge of subsidiaries	—	—	(9)

Net retirement charge	(55)	(50)	(38)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The assumptions used in the valuation of retirement benefit obligations are as follows:

	Years ended March 31,
	2005		2004		2003
	France	Abroad	France	Abroad	France	Abroad
Gross discount rate	4.50%	1,75 to 18%	5.00%	2 to 9%	5.25%	2 to 10%
Gross rate of increase in salaries	1.5 to 5.1%	3 to 18.5%	1.5 to 4.5%	2 to 12%	2.8 to 5.1%	2 to 9%

22.3  Restructuring provision

	Years ended March 31,
	2005	2004	2003
	(in € million)
Opening balance	13	11	4

Change in scope of consolidation	82	—	—
Charge	17	10	13
Release	(45)	(8)	(6)
Translation difference	4	—	—

Restructuring reserve as of March 31	71	13	11

The change in restructuring provisions primarily reflects the result of KLM’s business combination. As of March 31, 2005, KLM’s restructuring reserves amounted to €53 million.

23  Short and long-term debt and capital lease obligations

	Years ended March 31,
	2005	2004	2003
	(in € million)
Perpetual subordinated loan securities	571	116	169
Bonds payable	—	18	187
Long-term loans	2,873	2,461	1,914
Capital-lease obligations	4,482	1,453	1,413
Accrued interest	79	43	47

Long-term debt and capital lease obligations*	8,005	4,091	3,730

Borrowings with short-term original maturities	—	—	—
Commercial paper	—	—	150
Short-term bank finance facilities and similar facilities	263	289	267

Short-term debts	263	289	417

Total short and long-term debt and capital lease obligations	8,268	4,380	4,147

* Amounts maturing within one year	1,056	429	548

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

23.1  Perpetual subordinated loan securities (TDI)

The long-term debt includes two subordinated loans of KLM (Japanese Yen and Swiss Franc) amounting to €495 million. Both loans have a fixed interest coupon after swaps. In certain circumstances, KLM has the right to redeem the loans, with or without payment of a premium. These loans are subordinated to all other existing and future KLM debts and the subordinations are equal in rank. The loan denominated in Swiss Franc was created in two tranches (1985 and 1986); the weighted average cost of this perpetual loan was 4.45 % for the period ended March 31, 2005. The loan in Japanese Yen was created in 1999.

Air France issued two TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, for €381 million and €395 million, respectively.

The first issuance was restructured in the fiscal year 1999, with the loan securities being replaced by the original issuers with perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38% for the first tranche of €114 million and a fixed rate of 10% for the second tranche of €267 million). Under the terms of the new issue, holders will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by the Company at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders’ equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of €94 million. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs, including the perpetual loan which replaced the 1989 issuance, were recorded at the date of their issue under short and long-term debt, net of issue costs for €281 million for the 1989 issuance and €301 million for the 1992 issuance.

Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

As of March 31, 2005, the TDI 89 was fully amortized and the TDI 92 represented a debt of €76 million.

The tax regime for perpetual subordinated loan securities was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

23.2  Bonds

	Years ended March 31, 2003
	Nominal	2005	2004	2003
	(in € million)
Bonds denominated in €
1993 bond at 7.5%	229	—	—	167
Other bonds			18	20

Total bonds denominated in €			18	187

Accrued interest payable		—	—	9

Total bonds			18	196

23.3  Long-term loans

In July 2003, Air France finalized the securitization of aeronautical assets for an amount of € 435 million. This financing arrangement was secured by 16 aircraft.

Three ten-year debt tranches were issued: a senior floating rate A1 tranche of € 98.4 million with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of € 194 million with a maturity of 10 years (both tranches are secured by MBIA Assurance S.A and were given Aaa and AAA ratings by the Moody’s and Fitch rating agencies respectively) and a mezzanine floating rate B tranche of € 142.6 million with an average maturity of 5.6 years (given a Baa1 and A- ratings by Moody’s and Fitch respectively).

During the fiscal year ended March 31, 2004, 13 aircraft were delivered for an amount of €337 million. Three additional aircraft were delivered during the year ended March 31, 2005 for an amount of €98 million.

In addition to this transaction, the figure for other long-tem loans includes € 1,966 million in debt linked to sales with reservation of title and mortgaged loans. The net book value of the assets pledged as security (primarily 62 aircraft) is €1,947 million as at March 31, 2005. In addition, the Company has contracted other long-term loans with financial institutions, primarily to finance flight equipment. The aggregate amount of these loans was € 198 million at March 31, 2005 and include a loan of € 125 million maturing in September 2008, of which €72 million bears interest at a variable rate (based on three months Euribor) and €53 million bears interest at a fixed rate of 4.7%, and a loan of € 73 million maturing in April 16, 2009 and having a currently floating interest rate of 3.08%.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

23.4  Analysis of long-term debts and capital lease obligations by maturity date

	Years ended March 31,
	2005	2004	2003
	(in € million)
Matures in
Y + 1	1,056	429	548
Y + 2	1,087	523	354
Y + 3	983	600	489
Y + 4	849	312	538
Y + 5	573	435	270
> 5 years	3,457	1,792	1,531

Total	8,005	4,091	3,730

23.5  Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Euro	6,997	3,720	3,252
USD	619	366	374
CHF	280	—	68
GBP	76	—	—
JPY	29	—	29
Other currencies	4	5	7

Total	8,005	4,091	3,730

23.6  Credit lines

On August 8, 2001, the Company signed the opening of a revolving, syndicated multi-currency credit line in the amount of €1 billion for a period of five years. No amounts had been drawn under this credit line as of March 31, 2005. The company must pay an annual commitment fee of 0.11% on the unused portion of the commitment. The credit line agreement also includes certain covenant provisions. Such credit line was renewed on April 2005 for an amount of €1.2 billion and a five year period. The annual commitment fee has been fixed to 0.07% of the unused portion of the commitment.

In addition, the Company has a medium-term credit line in the amount of €52 million (€28 million drawn as of March 31, 2005), with a repayment schedule from April 2005 through October 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

24  Income tax liability

	Years ended March 31,
	2005	2004	2003
	(in € million)
Current tax	8	21	5
Deferred tax (note 12.3)	73	—	—

Total	81	21	5

Of which > 1 year	73	—	—

25  Advance ticket sales and loyalty program

	Years ended March 31,
	2005	2004	2003
	(in € million)
Unused tickets	1,328	781	693
Frequent Flyer Program	118	80	90
Other	210	147	118

Total	1,656	1,008	901

During the year ended March 31, 2005, because of Air France and KLM combinated their frequent flyers loyalty programs starting June 2005 and the valuation of new air miles’ redemption assumptions (cf 2.8) the Company adjusted the estimated liability. Had the Company not changed this estimate, the liability associed with the Flying Blue program would have been approximately €130 million at March 31, 2005.

During the year ended March 31, 2004, the Company performed studies which focused on the behavior of members of the Frequence Plus loyalty program and implemented changes in the program. This activities caused Air France to change its estimated liability for the loyalty program. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately €103 million at March 31, 2004.

During the year ended March 31, 2003, the Company changed the estimates used for computing the Frequence Plus liability to more adequately reflect the expected behaviors of its customers. Had the Company not changed this estimate, the liability associated with the Frequence Plus program would have been approximately €130 million at March 31, 2003.

26  Other payables

	Years ended March 31,
	2005	2004	2003
	(in €million)
Employee-related liabilities	742	491	467
Tax liabilities	234	193	166
Deferred income on transactions with equity affiliates	85	70	70
Other	1,045	446	355
Total	2,106	1,200	1,058

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Other payables consist, for the most part, of salaries and other amounts owed to employees, including the corresponding social security contributions.

In addition, during 1997 and 1998, the Company sold its investment in Amadeus Data Processing (a subsidiary which had been consolidated) and 33% of its investment in Amadeus France (which remains a consolidated subsidiary of the Company) to Amadeus GTD, an equity affiliate. On December 30, 2004, Air France sold its entire stake in Amadeus France to Amadeus GTD. The gains on disposal of these investments have been eliminated to the extent of Air France’s continuing investment in Amadeus GTD. These amounts will continue to be deferred until such time as the Air France investment in Amadeus GTD is reduced by sale or other means.

As of March 31, 2005, the item “Other” includes other operating liabilities of the KLM group of €355 million, including €77 million for layover services and aircraft fees, and €51 million for maintenance.

Also included in this line item are €207 million in liabilities to the French State under the “Offer Reserved for Employees” and the “Wage for Share Exchange” (see notes 18 and 33).

27  Financial instruments

27.1  Exposure to interest rate risk

In order to manage interest rate risk on short- and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Fixed to variable-rate swaps	762	172	181
Variable to fixed-rate swaps	1,894	1,105	1,209
Interest rate collars	7	—	—

These instruments have different objectives:

•  Hedging fair value risk relating to fixed-rate short and long-term debt and capital leases:

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Based on the above hedging arrangements, the Company’s interest rate exposure can be summarized as follows:

Financial assets and liabilities at fixed rates:

	Years ended March 31,
	Financial instruments book value			Average rate of interest
	2005	2004	2003	2005	2004	2003
	(in € million)
Fixed-rate financial assets	36	13	15	4.54%	9.30%	7.02%

Perpetual subordinated loan securities	571	97	144	5.32%	10.04%	10.04%
Bonds	—	—	99	—	6.54%	6.88%
Other long-term debt and capital leases	3,822	1,800	1,628	6.05%	5.18%	4.82%

Fixed-rate financial liabilities	4,393	1,897	1,871	5.96%	5.46%	6.36%

Variable-rate assets and liabilities:

	Years ended March 31,
	Financial instruments book value			Average rate of interest
	2005	2004	2003	2005	2004	2003
	(in € million)
Variable-rate financial assets	805	163	403	2.26%	2.25%	2.84%

Perpetual subordinated loan securities	—	19	25	2.70%	2.70%	3.74%
Bonds	—	18	88	1.62%	1.16%	1.57%
Other long-term debt and capital leases	3,533	2,114	1,699	2.85%	3.12%	4.31%
Short-term bank finance facilities and similar facilities	263	289	417	2.06%	2.04%	2.80%

Variable-rate financial liabilities	3,796	2,440	2,229	2.78%	2.93%	3.96%

27.2  Exchange rate risk

Current operations:

Although the Company’s reporting currency is the euro (€), part of its cash flow is denominated in other currencies, such as the US dollar (USD), the Japanese yen (JPY), the British pound sterling (GBP) and the Swiss franc (CHF).

Commercial activities also generate and incur income and expenses in foreign currency. The Company’s policy is to hedge against exchange risks relating to forecasted cash surpluses or shortfalls in various currencies. Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment:

Capital expenditures for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Long-term debt and capital leases:

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases, currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Operating hedges
Forward sales
JPY	76	124	—
GBP	183	57	102
CHF	36	—	—
NOK	77	—	—
SEK	62	—	—
SGD	14	—	—
PLN	9	—	—
Maturity - min	April 2005	April 2004	April 2003
- max	March 2006	April 2006	October 2006
Forward purchases
USD	290	182	37
Maturity - min	April 2005	April 2004	April 2003
- max	March 2006	March 2005	September 2003
Exchange rate options			—
USD	647	227	—
GBP	66	45	106
JPY	58	—	4
CHF	22	—	—
Maturity - min	April 2005	April 2004	April 2003
- max	May 2006	March 2005	September 2004
Flight equipment acquisition hedging
Forward purchases	1,973	1,091	30
Put options	216	—	200
Maturity - min	April 2005	April 2004	April 2003
- max	February 2010	May 2008	November 2003
Hedging of long-term debt and capital leases
Currency swaps	234	—	276
Cross currency interest rate swap (CIRS)	1,014	—	—
Maturity - min	April 2005		June 2003
- max	August 2019		January 2004

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

27.3  Commodity risk - fuel prices

In the normal course of business, the Company conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.

The Company’s commitments on the crude and refined oil markets are shown below (nominal amounts):

	Years ended March 31,
	2005	2004	2003
	(in € million)
Petroleum swaps	1,712	25	202
Petroleum options	2,574	842	764
Maturity - min	April 2005	April 2004	April 2003
- max	March 2009	June 2007	March 2005

27.4  Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:

•  temporary financial investments

•  derivatives

•  trade receivables

Financial investments are diversified investments in blue-chip securities negotiated with leading banks.

Company transactions in derivatives are aimed at reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with reputable counterparties with negligible counterparty risk.

Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2005, the Company had not identified any specific counterparty risks relating to trade receivables.

27.5  Market value of financial instruments

Market values of financial instruments are determined using a variety of valuation methods, including discounted future cash flows. However, the methods and assumptions used to provide the information set out below are subject to the following inherent limitations:

•  market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•  estimated amounts as of March 31, 2005, 2004 and 2003 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

AIR FRANCE - KLM AND SUBSIDIARIES

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

The exchange and interest rate swaps are specifically used to hedge against long-term debt and capital leases. The market value of these long-term debt and capital lease obligations and loans has been determined after having taken the swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•  Off-balance sheet instruments.

The market value of off-balance sheet instruments corresponds to the amounts payable or receivable assuming the positions were closed out on March 31, 2005, 2004 and 2003, respectively, calculated using the year-end market rate.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Market values calculated in this way are shown in the table below:

	Years ended March 31
	2005		2004		2003
	Net book value	Estimated market value	Net book value	Estimated market value	Net book value	Estimated market value
	(in € million)
Balance sheet
Investment securities	73	70	81	76	104	90
Loans
fixed-rate	3	3	4	4	4	4
variable-rate	3	3	36	36	11	11
Marketable securities	2,254	2,254	1,478	1,478	1,039	1,039
Bonds
fixed-rate	—	—	—	—	99	105
variable-rate	—	—	18	18	88	88
Perpetual subordinated loan securities	571	550	116	155	169	182
Other loans and long-term debt and capital leases
fixed-rate	3,822	4,048	1,800	1,822	1,628	1,723
variable-rate	3,533	3,533	2,114	2,114	1,699	1,697
Other short-term loans and long-term debt and capital leases	263	263	289	289	417	417

Off-balance sheet
Treasury management instruments
exchange rate options	—	(6)	—	5	—	(2)
forward currency contracts	—	(178)	—	21	—	(14)
currency swaps	—	(36)	—	—	—	28
Interest rate swaps	—	(57)	—	—	—	—
Commodity instruments
petroleum swaps	—	1,183	—	154	—	29

28  Leases

28.1  Capital leases

	Years ended March 31,
	2005	2004	2003
	(in € million)
Aircraft
Minimum lease payments by maturity
Y + 1	609	161	202
Y + 2	881	134	162
Y + 3	882	281	134
Y + 4	525	172	258
Y + 5	411	100	174
> 5 years	1,729	591	644

Total	5,037	1,439	1,574

Of which interest	727	185	229
Aircraft capital leases	4,310	1,254	1,345

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Years ended March 31,
	2005	2004	2003
	(in € million)
Buildings
Minimum lease payments by maturity
Y + 1	21	20	11
Y + 2	21	21	11
Y + 3	19	22	11
Y + 4	18	21	11
Y + 5	18	19	10
> 5 years	102	127	21

Total	199	230	75

Of which interest	29	34	11
Building capital leases	170	196	64
Equipment capital leases	2	3	4

Total capital leases	4,482	1,453	1,413

In fiscal 2005, the Company exercised a purchase option on a financial lease contract, and sold a building in Ivry.

28.2  Operating leases

	Years ended March 31,
	2005	2004	2003
	(in € million)
Aircraft
Minimum lease payments by maturity
Y + 1	648	502	465
Y + 2	548	467	466
Y + 3	449	388	404
Y + 4	354	319	328
Y + 5	263	241	257
> 5 years	589	370	439

Total	2,851	2,287	2,359

For practical reasons, it is not the Company’s policy to disclose the schedule of minimum payments for other operating leases.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

29  Flight equipment orders

Due dates for commitments related to flight equipment orders are as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Y + 1	1,157	779	661
Y + 2	608	839	1,065
Y + 3	422	332	849
Y + 4	537	375	530
Y + 5	121	590	301
> 5 years	117	261	740

Total	2,962	3,176	4,146

These commitments relate to the amounts in USD which are converted into euro at the year-end exchange rate.

Air France had 31 aircraft on order as of March 31, 2005, including 20 Airbus and 11 Boeing, which is nine aircraft less than as of March 31, 2004.

This change reflects the continued rolling out of delivery schedules for new aircraft and the new orders booked.

KLM and its subsidiaries had nine aircraft on order as of March 31, 2005, including six Airbus and three Boeing.

Below is a summary of the fleet movements during the year ended March 31, 2005:

Long-haul fleet

Air France subgroup

Nine Boeing 777-300ER, a 310 seater three-class aircraft, were added to Air France’s fleet between May 2004 and the end of March 2005. Four of the nine Boeing 777-300ER were part of an order of 10 aircraft in November 2000 (two owned outright by the Company and two held under financial leases); the other five are held under operating leases. This fleet, which will be increased to 10 aircraft during the summer 2005 following an additional delivery in April 2005, will be operated on long-haul routes where there are a significant number of business travellers.

Air France has also confirmed its interest in this type of fleet by converting four options to purchase such aircraft into four firm orders. Such aircraft will be dedicated to the Caribbean-Indian Ocean routes starting with the fiscal year ending March 31, 2007.

As a result, there are 10 777-300ER on order as of March 31,2005.

The other orders for long-haul aircraft have not seen any major changes over the year. The commitments for firm flight equipment orders include two A330-200, which will be delivered in April 2005. However, they do not include the last A330-200, which is still in storage further to the operation carried out in fall 2002 to defer the delivery. This plane is owned by NOGUES, a financing company that is now consolidated within the Air France Group. This aircraft will enter into service in April 2005. Upon delivery of this aircraft, the A330-200 fleet of Air France will total 16 aircraft.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The order for ten A380-800 has not changed, with the first three deliveries still scheduled for spring 2007.

Lastly, a final order has been made for one 747-400ERF, which is due to be delivered in June 2005, supplementing the current fleet of four aircraft.

KLM subgroup

KLM finalized Phase I of its Fleet Renewal Program with the delivery of the remaining four B777-200ER aircraft in April 2004, October 2004, December 2004 and January 2005. Three of these aircraft are under operating leases and one is under a financial lease.

For Phase II of the Fleet Renewal Program, the replacement of twelve B767-300, KLM purchased six Airbus A330-200 aircraft. The first A330-200 aircraft is scheduled for delivery in August 2005. Additionally, KLM has ordered two B777-200ER aircraft from Boeing, to be delivered early 2006. A combination of two B777-200ER and two A330-200 aircraft will be leased in May 2006 (first B777) and early 2007 (others) from ILFC. The first B767-300 was scheduled for restitution to the lessor in April 2005.

Medium-haul fleet

Air France subgroup

The process to rationalize the A320 fleet has continued, with eight planes brought into service (four A318, two A320, one A321 and one A319) during the year ended March 31, 2005.

The four A318 delivered represent the sixth to ninth aircraft of an order of 15 units signed in December 1999, with this module intended to replace the 737-500 in time on the starter segment for the medium-haul fleet (110-120 seats).

The delivery of the other four A320 fleet type aircraft, brought into service between April and July 2004, was initially deferred due to the air transportation downturn. The upturn in traffic seen in 2003 and confirmed in 2004 allowed the Company to put to an end this deferral.

KLM subgroup

In May 2004, KLM replaced one B737-300 on operating lease by a B737-900 under a financial lease. One owned B737-400 was written-off following the Barcelona incident on November 28,2004. There are no orders outstanding related to medium-haul fleet as of March 31, 2005.

Transavia purchased a B737-800 and leased a B737-700 in April 2004. One order was placed with Boeing for an additional B737-700.

Regional company fleet

Air France subgroup

The regional companies took delivery of one CRJ 700 and one Embraer 145.

KLM subgroup

KLM Cityhopper has recently added one used Fokker-70 and one used Fokker-100 to its fleet. Both are owned aircraft. Furthermore, four Fokker-50 aircraft were sold and leased back in November 2004.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Following is a summary of the Company’s aircraft commitments:

Aircraft type	As of	To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	> 5 years
A 318	March 31, 2005	Firm orders	3	3	—	—	—	—
		Options	—	5	2	—	—	—
	March 31, 2004	Firm orders	4	3	3	—	—	—
		Options	—	—	5	2	—	3
	March 31, 2003	Firm orders	5	3	4	3	—	—
		Options	—	—	3	4	3	—
A 319	March 31, 2005	Firm orders	2	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	2	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		Options	—	6	4	1	—	6
A 320	March 31, 2005	Firm orders	—	—	—	—	—	—
		Options	—	2	1	—	—	—
	March 31, 2004	Firm orders	2	—	—	—	—	—
		Options	—	1	2	1	—	—
	March 31, 2003	Firm orders	2	2	1	—	—	—
		Options	—	—	—	—	—	—
A 321	March 31, 2005	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		Options	—	—	1	—	1	—
A 330	March 31, 2005	Firm orders	6	2	—	—	—	—
		Options	—	—	1	—	—	—
	March 31, 2004	Firm orders	—	3	—	—	—	—
		Options	—	1	2	2	—	1
	March 31, 2003	Firm orders	3	1	1	—	—	—
		Options	—	1	3	2	—	—
A 380	March 31, 2005	Firm orders	—	—	3	5	1	1
		Options	—	—	—	1	1	2
	March 31, 2004	Firm orders	—	—	—	3	5	2
		Options	—	—	—	—	2	2
	March 31, 2003	Firm orders	—	—	—	3	2	5
		Options	—	—	—	—	2	2
B 737	March 31, 2005	Firm orders	1	—	—	—	—	—
		Options	—	2	4	4	1	—
B 747	March 31, 2005	Firm orders	1	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2004	Firm orders	—	1	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	—	—	1	—	—	—
		Options	—	—	—	—	—	—

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Aircraft type	As of	To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	> 5 years
B 777	March 31, 2005	Firm orders	5	5	2	—	—	—
		Options	—	—	2	4	—	—
	March 31, 2004	Firm orders	3	5	2	—	—	—
		Options	—	—	2	4	3	1
	March 31, 2003	Firm orders	—	4	6	—	—	—
		Options	—	—	—	—	3	7
Embraer 145	March 31, 2005	Firm orders	5	2	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	5	2	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	2	3	3	2	—	—
		Options	—	—	—	—	—	—
CRJ 700	March 31, 2005	Firm orders	1	—	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	1	—	—	—	—
		Options	—	—	—	—	—	—
	March 31, 2003	Firm orders	3	1	—	—	—	—
		Options	—	—	—	—	—	—

30  Other commitments

30.1  Commitments provided

	Years ended March 31,
	2005	2004	2003
	(in € million)
Call on investment securities	23	13	9
Put on investment securities	(2)	(2)	(2)

Total	21	11	7

Warranties, sureties and guarantees	105	16	35
Mortgaged or secured assets	1,749	1,650	1,311
Other purchase commitments	167	215	189

As of March 31, 2003, warranties, sureties and guarantees consisted primarily of a guarantee provided by Air France to financial institutions in connection with Air Littoral’s lease agreements of five Fokker aircraft. Pursuant to this agreement Air France has agreed to pay the rentals for the five aircraft if the Company is notified that Air Littoral is not able to fulfill its obligation. In exchange, Air France would be able to use those aircraft for the remaining lease term. The guarantee given, which corresponds to the minimum amount of future lease obligations for the five Fokkers, amounted to €23 million as of March 31, 2003.

Air Littoral was declared bankrupt during the year ended March 31, 2004. As a result, Air France has assumed Air Littoral’s commitments Fokker aircraft described above. Three of these aircraft were brought into service on Air France’s own lines between November 2003 and March 2004. The other two entered in service in May and July 2004.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

30.2  Commitments received

	Years ended March 31,
	2005	2004	2003
	(in € million)
Warranties, sureties and guarantees	145	106	151
Other	3	9	6

Warranties, sureties and guarantees are comprised primarily of letters of credit received from financial institutions.

30.3  Litigation and court action

Air France – KLM and its subsidiaries are involved in various disputes, potential losses for which they have not necessarily been required to record in the consolidated financial statements.

More specifically, a class action has been filed against Air France, KLM and several US airlines, by five travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for collusion. The damages claimed were for 17.5 billion US dollars, an amount that could have been tripled under US collusion legislation. An initial ruling was handed down on October 30, 2003 in favor of the airlines. In a ruling announced on December 9, 2004, the Court of Richmond (Virginia) confirmed the decision taken on October 30, 2003. Subject to a possible appeal, the airlines, including the Company, have been definitively cleared in this case. No provisions had been booked in connection with this dispute.

A similar suit is currently being reviewed by the federal courts in Ohio. Approximately 150 travel agents, which were initially plaintiffs in the case mentioned above but later withdrew, have filed a case on the same grounds (collusion) against the Company and other European and US airlines. The amount of damages alleged by these 150 agents has not yet been determined.

The Company has not booked any provisions in connection with these proceedings.

In December 2004, IAP Intermodal, a US based company, filed charges against several airlines including the Company with a federal court in Texas accusing them of using flight-time scheduling software that infringe on three patents that IAP intermodal claims to hold.

The Company believes that these claims have no basis, and, as such, has not recorded any provisions in connection with the suit.

In 2000 and 2001, several Servair employees opened proceedings against their employer claiming that their mealtimes at the place of work should be paid in the same way as working time since they were still available for their employer. Servair on the other hand considered that mealtimes represented an interruption in working time and as such should not be paid. The Paris court of appeals ruled in favor of Servair on November 8, 2001. Other suits focusing on the same issue have been filed by an additional 471 Servair employees and are currently being reviewed. In a ruling handed down on October 29, 2004, the court dismissed a similar case filed by approximately 30 employees. A verdict on similar claims filed by 393 members of staff is expected for June 7, 2005.

No provisions have been recorded in the consolidated financial statements for these cases as Servair believes them to be unfounded.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

None of the other disputes that are currently underway, for which Air France and KLM may not have set aside reasonably sufficient provisions, are likely to have a significant impact on the activities, financial position or operating results of the Company.

Tax Risk

In the normal course of business, the Company faces various tax related litigations. The Company believes that it has properly accrued for such tax risks.

31  Cash flow statement

31.1  Cash and cash equivalents

	Years ended March 31,
	2005	2004	2003
	(in € million)
Cash at bank	386	330	193
Cash equivalents (Note 20)	2,101	1,364	746
Short-term bank finance and similar facilities (note 23)	(263)	(289)	(267)

Cash and cash equivalents	2,224	1,405	672

31.2  Acquisition of subsidiaries, affiliates and other investments

During the year ended March 31, 2005, the Company acquired subsidiaries and other ownership interest. These acquisitions relate primarely to KLM, which had €575 million in cash at the acquisition date and the acquisition of self-controlling shares for an amount of €32 million. Additional interest in Servair and Air Chef were purchased for €3 and €4 million, respectively.

During the year ended March 31, 2004, €6 million were invested in the acquisition of additional Servair securities and €4 million on the Opodo capital increase.

Investment during the year ended March 31, 2003 was mainly comprised of the acquisition of 2% of the capital of Alitalia for €23 million and the additional investment in Opodo for €21 million.

32.  Other significant events of the year ended March 31, 2005

In connection with the disposition of a portion of the French State’s stake in Air France – KLM’s share capital on December 9, 2004, the employees of Air France and its subsidiaries have had the opportunity to purchase Air France – KLM shares under two employee stock purchase plans.

As a result, a total of 21.6 million Air France-KLM shares (excluding bonus shares), representing 8% of Air France-KLM’s common stock, were offered to employees on February 1st, 2005 through two stock purchase plans: an offer reserved for employees (“ORS”) and a salary-share swap (“ESA”).

The ORS enabled employees to purchase 9 million Air France – KLM shares and, depending on the formula chosen by the employee, benefited from the following preferential terms:

–	a 20% discount on Air France – KLM stock market price;

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

–	the attribution of free shares;

–	a matching contribution from the employer limited to 40% of the total amount subscribed by the employees;

–	some credit facilities.

The employer’s matching contribution referred to above and paid by Air France of an amount of €16 million during the year ended March 31, 2005, was accounted for as a compensation expense.

On February 1, 2005, Air France-KLM offered Air France employees working under a permanent French employment contract to reduce their salaries over a 6 years period in exchange for Air France-KLM shares. Such share would be delivered by the French State, within a limit of 13,186,853 Air France – KLM shares. At the closing date of the offer period (February 21, 2005), 12.6 million shares of Air France-KLM shares had been subscribed by the employees of Air France. The vesting period of such plan will effectively start in May 2005. As a result, such stock purchase plan had no impact on the Company’s financial statements for the year ended March 31, 2005.

In addition, and in connection with the ESA stock purchase plan, Air France – KLM has to reimburse the French State for the cost of implementing such plan. The related liability is accounted for an amount of €107 million as of March 31, 2005.

33  Subsequent Events

In April 2005, Air France issued a 15-year Convertible Bond with an option to convert to new or existing Air France-KLM stock (“OCEANEs”) for a total of 450 million euros.

The sums borrowed through this convertible bond issue will be used to finance capital investments for the Company, especially fleet modernization, at a lower financing cost compared with traditional borrowing facilities over a similar period and without mortgaging planes as would normally be the case when financing aircraft.

During the year ended March 31, 2005, Air France and the other airline shareholders of Amadeus initiated negotiations with investment funds (known as private equity funds) to launch, through a company they will hold, a tender offer for GTD at a price of 7.35 euros per share. This “Leveraged Buy Out (LBO)” will allow Air France to realize its potential gain, while remaining a shareholder of Amadeus GTD, and to receive cash of an amount of €800 million. The documents required to obtain approval of the offer were filed with the Spanish market authorities on April 8, 2005. The tender offer opened on May 26 and will continue until June 27.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
AIR France SA Group
AIR France SA	45, rue de Paris 95747 Roissy CDG Cedex	420 495 178	€1,901,231,625	100	100	Fully consolidated	Mar-31
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	£7,000,000	100	100	Fully consolidated	Dec-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	€23,044,000	23	43	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	€1,300,000	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	—	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	£800,000	50	50	Equity method	Dec-31
NOGUES	5 Harbourmaster Place, Dublin 1, Irelande	Foreign	$1	0	100	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	€2,400,000	60	60	Fully consolidated	Mar-31

REENTON DEVELOPMENT LTD sub group

REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	hkd10,000	51	51	Fully consolidated	Dec-31

HANGXIN HITECH RESOURCES HOLDING LTD	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	hkd77,984	41	80	Fully consolidated	Dec-31

HARBIN HANGXIN AVIONICS CO. LTD	N°8, Bohaiyi Road, Jizhongqu, Hapin Road Harbin Economic Development Zone Harbin 150060 - China	Foreign	cny1,283,865	41	80	Fully consolidated	Dec-31

GUANGZHOU HANGXIN AVIONICS CO. LTD	N° 2, Kexin Road, TIANHE, 510630 Guangzhou - China	Foreign	cny26,944,758	41	80	Fully consolidated	Dec-31

SHANGHAI HANGXIN AERO MECHANICS CO. LTD	N° 12-C, Jinwen Road, Zhuqiao, Nanhui District, 201323 Shanghai - China	Foreign	cny3,476,424	41	80	Fully consolidated	Dec-31

SINGAPORE HANGXIN AVIATION ENG. PTE	N° 66, Loyang Way Singapore 508756	Foreign	sgd16,000	12	30	Equity method	Dec-31

SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Yaoqiang International Airport, Jinan 250107, Shandong - China	Foreign	cny3,380,000	8	20	Equity method	Dec-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end

UILEAG HOLDING COMPANY sub group

UILEAG HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

O’FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	€1	100	100	Fully consolidated	Mar-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
AIR FRANCE FINANCE sub group

AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	€200,000,000	100	100	Fully consolidated	Mar-31

AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	€1,984,000	30	30	Equity method	Mar-31

AIR FRANCE FINANCE IRELAND	69/71 st Stephen’s Green Dublin 2 IRELAND	Foreign	$3,502,508	100	100	Fully consolidated	Dec-31

AIR FRANCE PARTNAIRS LEASING NV	130 Schottegativeg Oost Curaçao - DUTCH WEST INDIES	Foreign	$26,209,180	45	45	Equity method	Dec-31

ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	$6,697,487	51	51	Fully consolidated	Dec-31

BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	€23,483,376	100	100	Fully consolidated	Mar-31

CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	€5,079,968	100	100	Fully consolidated	Mar-31

FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	€2,288,000	100	100	Fully consolidated	Mar-31

GIE JEAN BART	260 Bd Saint Germain 75007 Paris	430 337 766	—	10	10	Fully consolidated	Dec 31

GIE SCHIPHOL	260 Bd Saint Germain 75007 Paris	452 912 488	€20,000	0	100	Fully consolidated	Dec 31

GIE SURCOUF	260 Bd Saint Germain 75007 Paris	432 655 785	—	100	100	Fully consolidated	Mar-31

ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	€1,035,488	100	100	Fully consolidated	Mar-31

LYON MAINTENANCE	Aéroport Lyon Saint Exupery BP 386 69125 Lyon	421 812 595	€80,000	100	100	Fully consolidated	Mar-31

REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	€50,000,000	100	100	Fully consolidated	Mar-31

SOCIETE D’EXPLOITATION AERONAUTIQUE	45, rue de Paris 95747 Roissy CDG Cedex	379 316 276	€38,112	100	100	Fully consolidated	Mar-31

SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d’Ivoire	Foreign	xof3,600,000,000	39	76	Fully consolidated	Dec-31

TEAMTRACKERS SA	57 rue Ledru Rollin 94 200 Ivry sur Seine	449 171 222	€1,000,000	49	49	Proportionally consolidated	Dec 31

TEAMTRACKERS SRO	Olivova 4/2096 -11000 Praha 1 Czech republic	Foreign	czk17,500,000	49	49	Proportionally consolidated	Dec-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
SERVAIR sub group
SERVAIR (Cie d’exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	€52,386,208	98	98	Fully consolidated	Mar-31

ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	€250,000	98	100	Fully consolidated	Mar-31

ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	€1,500,000	50	51	Fully consolidated	Dec-31

AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	448 568 702	€8,000	98	100	Fully consolidated	Mar-31

AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	€40,000	98	100	Fully consolidated	Mar-31

AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	€450,000	50	51	Fully consolidated	Dec-31

AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	€2,000,000	49	50	Equity method	Dec-31

ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	£17,068,000	26	27	Equity method	Jan-31

BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	€1,365,500	93	95	Fully consolidated	Mar-31

CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	€1,500,000	98	100	Fully consolidated	Mar-31

CULIN’AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	€914,760	55	56	Fully consolidated	Dec-31

DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	cfa250,000,000	49	51	Fully consolidated	Dec-31

EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	$4,860,000	98	100	Fully consolidated	Dec-31

FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	$920,000	48	49	Equity method	Dec-31

FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	$6,462,131	48	49	Equity method	Dec-31

FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	$6,926,328	43	44	Equity method	Dec-31

FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	$450,000	48	49	Equity method	Dec-31

JET CHEF	Zone d’aviation d’affaires 93350 Aéroport du Bourget	382 587 541	€380,000	98	100	Fully consolidated	Mar-31

LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	€40,000	49	50	Proportionally consolidated	Dec-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	cfa100,000,000	17	35	Equity method	Dec-31
LYON AIR TRAITEUR	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	451 329 916	€455,000	100	100	Fully consolidated	Mar-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	mop16,000,000	17	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	cfa350,000,000	70	99	Fully consolidated	Dec-31
MARTINIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	451 329 932	€505,000	100	100	Fully consolidated	Mar-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	€5,700,000	98	100	Fully consolidated	Mar-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	€7,500	98	100	Fully consolidated	Mar-31
PRESTAIR	1 rue du Pont de Pierre BP 61 - Wissous 91422 Morangis Cedex	429 723 737	€7,500	98	100	Fully consolidated	Mar-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	€8,000	50	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	cfa30,600,000	38	39	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	€710,797	34	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	sgd1,040,000	50	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	€37,500	98	100	Fully consolidated	Mar-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	cfa250,000,000	39	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	€1,905,000	98	100	Fully consolidated	Mar-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	scr312,500	54	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	€547,500	98	100	Fully consolidated	Mar-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	€225,000	95	97	Fully consolidated	Mar-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	€50,000	49	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	€7,622	98	100	Fully consolidated	Mar-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
KLM N.V. Group
KLM N.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€125,347,000	97	49	Fully consolidated	Mar-31
AIRGO B.V.	Amsterdamseweg 55, AMS /DJ 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
AIRPORT MEDICAL SERVICES B.V.	Stationsplein 236, 1117 CJ Schipol Netherlands	Foreign	€16,000	78	47	Fully consolidated	Mar-31
AMA HOLDING B.V.	Hangar 10, 1117 AA Schipol Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
AIRCRAFT MAINTENANCE AMSTERDAM B.V.	Hangar 10, 1117 AA Schipol Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
AMSTERDAM SCHIPOL PIJPLEIDING BEHEER B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€10,861	58	35	Fully consolidated	Mar-31
AMSTERDAM SCHIPOL PIJPLEIDING C.V.	Oude Vijfhuizerweg 6, 1118 LV Luchthaven Schipol - Netherlands	Foreign	€98,935	70	49	Fully consolidated	Mar-31
AQUILA INVEST B.V.	Amsterdamseweg 55, AMS / DJ, 1182 GP Amstelveen - Netherlands	Foreign	€22,689	97	49	Fully consolidated	Mar-31
BLUE CROWN B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
BLUE YONDER II B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
BLUE YONDER IX B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
BLUE YONDER X B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,000	97	49	Fully consolidated	Mar-31
BLUE YONDER XI B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,000	97	49	Fully consolidated	Mar-31
BLUE YONDER XII B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,000	97	49	Fully consolidated	Mar-31
BLUE YONDER XIII B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,000	97	49	Fully consolidated	Mar-31
BLUE YONDER XIV B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,000	97	49	Fully consolidated	Mar-31
CELL K16 INSURANCE COMPANY	Heritage Group Limited, Polygon Hall Le Marchant Street - St Peter Port Guernsey GY1 4HY Iles anglo-normandes	Foreign	$2,147	97	0	Fully consolidated	Mar-31
CSC INDIA	301-303 Rangoli, Opp. Air Cargo Complex Andheri (East), Mumbai Inde	Foreign	BHT9,883,175	97	49	Fully consolidated	Mar-31
CYGNIFIC B.V.	Koningin Wilhelminaplein 29TRN 3 12 FI 1062 HJ Amsterdam - Netherlands	Foreign	€500,000	97	49	Fully consolidated	Mar-31
CYGNIFIC (UK) LIMITED	New Reservation Building, Amsterdam way, Norwich, NR6 6EP Grande Bretagne	Foreign	£2	97	49	Fully consolidated	Mar-31
HEESWIJK HOLDING B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€19,173,575	97	49	Fully consolidated	Mar-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
KES AIRPORT EQUIPMENT FUELLING B.V.	Pakhuisstraat 1, 1118 DJ Luchthaven Schipol - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
KES AIRPORT EQUIPMENT LEASING B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
KLEUR INVEST B.V.	Amsterdamseweg 55, AMS / DJ, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
KLM AIR CHARTER B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€113,445	97	49	Fully consolidated	Mar-31
KLM ARBO SERVICES B.V.	Stationsplein 236, 1117 CJ Schipol Netherlands	Foreign	€689,494	97	49	Fully consolidated	Mar-31
KLM CATERING SERVICES SCHIPOL B.V.	Havenmeesterweg 1, 1118 CB Luchthaven Schipol - Netherlands	Foreign	€13,613,406	97	49	Fully consolidated	Mar-31
KLM CITYHOPPER B.V.	Stationsplein 102, Convair Geb., 1117 BV Luchthaven Schipol Netherlands	Foreign	€90,756	97	49	Fully consolidated	Mar-31
KLM CITYHOPPER UK LTD	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6CPU United Kingdom	Foreign	£1	97	49	Fully consolidated	Mar-31
KLM EQUIPMENT SERVICES B.V.	Pakhuisstraat 1, Gebouw 565, 1118 DJ Luchthaven Schipol Netherlands	Foreign	€1,361,341	97	49	Fully consolidated	Mar-31
KLM FINANCIAL SERVICES B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€123,101,974	97	49	Fully consolidated	Mar-31
KLM FLIGHT CREW SERVICES GMBH	Siemensstrasse 9, 63263 Neu - Isenburg - Germany	Foreign	€25,565	97	49	Fully consolidated	Mar-31
KLM GROUND SERVICES LIMITED	Station Management, Terminal 4, Heathrow Airport London, Hounslow, Middlesex, TW6 3XQ United Kingdom	Foreign	£500,000	97	49	Fully consolidated	Mar-31
KLM INTERNATIONAL CHARTER B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€17,713,220	97	49	Fully consolidated	Mar-31
KLM INTERNATIONAL FINANCE COMPANY B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€46,294	97	49	Fully consolidated	Mar-31
KLM LUCHTVAART SCHOOL B.V.	Burgemeester J.G. Legroweg 43, 9761 TA Eelde - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
KLM OLIEMAATSCHAPPIJ B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€510,503	97	49	Fully consolidated	Mar-31
KLM UK ENGINEERING LIMITED	Liberator Road, Norwich Airport Norwich, Norfolk, NR6 6 ER United Kingdom	Foreign	£100	97	49	Fully consolidated	Mar-31
KROONDUIF B.V.	Amsterdamseweg 55, AMS /DK 1182 GP Amstelveen - Netherlands	Foreign	€113,445	97	49	Fully consolidated	Mar-31
MICOPA B.V.	Manitobadreef 6 - E, 3565 CH Utrecht - Netherlands	Foreign	€50,000	97	49	Fully consolidated	Mar-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
OCCABOT BEHEER B.V.	Amsterdamseweg 55, afd. AMS /DJ 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
ORION-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
PYRHELIO-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
QUASAR-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
RIGEL-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
ROAD FEEDER MANAGEMENT B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
SPICA-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	€18,151	97	49	Fully consolidated	Mar-31
TRANSAVIA AIRLINES C.V.	Westelijke Randweg 3, 1118CR Luchthaven Schipol - Netherlands	Foreign	€0	97	49	Fully consolidated	Mar-31
WEBLOK B.V.	Amsterdamseweg 55, AMS/BY, 1182 GP Amstelveen - Netherlands	Foreign	€2,817,518	97	49	Fully consolidated	Mar-31
MARTINAIR HOLLAND N.V.	Havenmeesterweg 201, 1118 CD Luchthaven Schipol - Netherlands	Foreign	€32,247,866	49	29	Equity method	Dec-31
KENYA AIRWAYS LIMITED	Kenya Airways Headquarters and Base, Airport North Road, Embakasi, Nairobi PO Box 19002, 00501 Nairobi - Kenya	Foreign	KES1,198,971,429	25	15	Equity method	Mar-31
INTERNATIONAL AEROSPACE MANAGEMENT COMPANY S.C.R.L.	Via Mestrina 123, 30172 Venice Italy	Foreign	€51,650	19	12	Equity method	Mar-31
EUROPEAN PNEUMATIC COMPONENT OVERHAUL AND REPAIR (EPCOR) B.V.	Bellsingel 41, 1119 NT Schipol-Rijk Netherlands	Foreign	€3,778,583	48	29	Equity method	Mar-31
INTERNATIONALE FINANCIERING EN MANAGEMENT MAATSCHAPPIJ B.V. sub group
INTERNATIONALE FINANCIERING EN MANAGEMENT MAATSCHAPPIJ B.V.	Keesomstraat 38, 1171 AN Badhoevedorp - Netherlands	Foreign	€45,378	97	49	Fully consolidated	Mar-31
PHK FREIGHT SERVICES B.V.	Amsterdamseweg 55, AMS /DJ, 1182 GP Amstelveen - Netherlands	Foreign	€22,689	97	49	Fully consolidated	Mar-31
TRAVEL INDUSTRY SYSTEMS B.V.	Amsterdamseweg 55, AMS /BIJ, 1182 GP Amstelveen - Netherlands	Foreign	€226,890	97	49	Fully consolidated	Mar-31

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Address	Siren(1)	Capital	% Interest	% control	Method	Year end
INTERNATIONAL AIRLINE SERVICES LIMITED sub group
INTERNATIONAL AIRLINE SERVICES LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ - United Kingdom	Foreign	£200	97	49	Fully consolidated	Mar-31
INTERNATIONAL AIRLINE SERVICES EUROPE LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ - United Kingdom	Foreign	£100	97	49	Fully consolidated	Mar-31
IAS ASIA INCORPORATED	25th Floor, RCBC Plaza, Ayala Avenue corner with Sen. Gil Puyat Avenue Makati City 1200, Metro Manilla Philippines	Foreign	PHP250,000	97	49	Fully consolidated	Mar-31
IASA INCORPORATED	25th Floor, RCBC Plaza, Ayala Avenue corner with Sen. Gil Puyat Avenue Makati City 1200, Metro Manilla Philippines	Foreign	PHP10,947,500	97	49	Fully consolidated	Mar-31
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ United Kingdom	Foreign	£1	97	49	Fully consolidated	Mar-31
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED LIABILITY COMPANY	Fullbright & Jaworski LLP, 1301 Mc Kinney, Suite 5100, Houston Texas 77010 - United States	Foreign	$10,000	97	49	Fully consolidated	Mar-31
INTERNATIONAL AIRLINE SERVICES OFFSHORE LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ United Kingdom	Foreign	£1	97	49	Fully consolidated	Mar-31
KLM UK HOLDINGS LIMITED sub group
KLM UK HOLDINGS LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	£112,007,902	97	49	Fully consolidated	Mar-31
ROSC LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	£100	97	49	Fully consolidated	Mar-31
KLM UK LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	£46,900,000	97	49	Fully consolidated	Mar-31
AIR UK LEASING LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	£50,000	97	49	Fully consolidated	Mar-31
AIR UK (Jersey) LIMITED SERVICES LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	£6,871	97	49	Fully consolidated	Mar-31

(1)	Siren represents the registration number of French entities.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

35  Summary of differences between accounting principles followed by the Company and U.S. GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in France (French GAAP) (see note 2).

Elements of the Company’s accounting policies which differ significantly from accounting principles generally accepted in the United States (U.S. GAAP) are described below.

Restatement of previously issued U.S. GAAP financial information

In the course of implementing International Financial Reporting Standards (“IFRS”), which Air France-KLM will be required to follow in France as of April 1, 2005 for purpose of satisfying French regulatory requirements, the Company identified an error in the financial information prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for the years ended March 31, 2004 and 2003 (including stockholders’ equity as of April 1, 2002). As a result, the Company determined that it was necessary to restate its previously issued U.S. GAAP financial information. However, this restatement did not have any impact on the French GAAP financial statements as previously filed with the Securities and Exchange Commission (“SEC”).

This restatement relates to the accounting for deferred taxes related to two perpetual loans contracted in 1989 and 1992, respectively and that were not accounted for in accordance with Statement of Financial Accounting Standards “SFAS” 109, Accounting for Income Taxes (“SFAS 109”).

The impact of the restatement on net income and shareholders’ equity is detailed in the following table (“summary table”).

	2004		2003
	Previously Reported	Restated	Previously Reported	Restated
	In € million except per share data
At March 31,
Deferred tax liabilities non-current	29.0	109.1	35.6	100,0
Stockholders’ equity	4,203.6	4,123.5	3,993.2	3,928.8

For the year ended March 31
Income tax (expense) income	(50.1)	(65.8)	3.0	(10.5)
Net Income	188.5	172.8	167.8	154.3

Basic Earnings Per Share	0.87	0.80	0.77	0.71
Diluted Earnings per share	0.87	0.80	0.77	0.71

(a)  Differences in accounting for Business Combination

(i)  Acquisition of KLM

As noted in Note 21 to the financial statements, on April 5, 2004, Air France proposed a public offer to holders of KLM ordinary shares. The exchange ratio was set at 11 Air France

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

shares and 10 warrants for 10 KLM shares and 11 Air France American Depositary shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM ADSs. Consequently, Air France launched a first offer that ended on May 3, 2004.

In accordance with Dutch law, Air France decided to launch a supplementary offer period, under the same conditions, which started on May 4, 2004 and was completed on May 21, 2004. As of this date, holders of KLM common shares had tendered a total of 45,093,299 KLM common shares representing approximately 96.33% of KLM’s ordinary shares. After shares acquisition post consummation date, Air France – KLM held 97.30% of KLM’s ordinary shares.

Under French GAAP, the acquisition of KLM was accounted for under the purchase method which differs significantly from the purchase method of accounting under U.S. GAAP. Summarized below are the significant differences identified by the Company.

•  Purchase price of KLM

Under French GAAP, the consideration for the acquisition of 96.33% of KLM’s common shares by Air France was based on the quoted market price as of the two closing dates of the exchange offer (i.e. May 3, 2004 at € 14.65 per share and May 21, 2004 at €12.81 per share). Under U.S. GAAP Air France-KLM has complied with the provisions of EITF 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination and used the market price for a reasonable period before and after the date the terms of the transaction were agreed to and announced in determining the fair value of securities issued. Accordingly, under U.S. GAAP, Air France shares issued in consideration for the merger of KLM were determined based on a weighted average share price for the six trading days between September 25, 2003 and October 2, 2003, which was € 13.34 per share.

The warrants issued as part of the transaction have also been valued at different dates under French GAAP and US GAAP. Under U.S. GAAP, the fair value of the warrants issued was determined using a Black-Scholes valuation model. The calculation was based on the number of warrants to be issued by Air France. Assumptions were also made based on the expected volatility of the share of the combined entity (40%), expected dividend of the combined companies during the exercise period (€0.096, €0.144 and €0.188), expected average life of the warrants (maturity of 42 months) and the discount rate (a risk free rate of return at maturity of 2.89% per year).

Under both French GAAP and U.S. GAAP, incremental costs directly related to the acquisition of KLM have been included as part of the purchase price. Those costs mainly include fees paid to consultants for accounting, legal, appraisals or banking services. Under French GAAP, those costs are to be included in the purchase price net of tax. Under US GAAP, the costs are presented gross of tax.

Under French GAAP, stock options are not to be considered as part of purchase price in a business combination. Under U.S. GAAP, vested stock options issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. Accordingly, Air France - KLM has followed

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

the provisions of FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (“FIN 44”) and has determined that the fair value of the options issued included as part of the purchase price was € 7.0 million.

The table below presents the difference in determining the purchase price consideration under both French GAAP and U.S. GAAP:

	French GAAP			U.S. GAAP
	Shares	Price (in €)	Consideration (in € million)	Shares	Price (in €)	Consideration (in € million)
Air France - KLM shares issued: May 3, 2004 May 21, 2004	45,938,857 3,663,774	14.65 12.81	673.0 46.9	49,602,631	13.34	661.7

Warrants issued: May 3, 2004 May 21, 2004	41,762,597 3,330,702	1.07 0.98	44.7 3.3	45,093,299	1.57	70.8
Shares acquired post consummation date			5.1			5.1
Preferred and priority shares			14.9			14.9
Transaction costs			10.1			13.5
Other			(0.7)			(0.7)
Stock Options			—			7.0
Purchase price			797.3			772.3

The total amount of transaction costs was € 30.3 million, of which € 16.8 million was netted against additional paid-in capital arising on the share issues.

•  Allocation of purchase price to assets acquired and liabilities assumed

French GAAP does not permit the recognition of intangible assets as part of a business combination if the purchase price allocation results in a negative goodwill situation. Under U.S. GAAP, SFAS 141, Business Combinations (“SFAS 141”) requires that the acquiring enterprise identify and allocate purchase price to intangible assets acquired in a business combination if the intangible assets meet certain criteria.

Therefore, under U.S. GAAP, the Company has recognized certain intangible assets such as trademarks, slots and customer contracts for a total amount of € 395 million. The useful lives of these assets were considered as indefinite for both trademarks and slots and ranging from 5 to 12 years for customer contracts.

In addition to intangible assets, the Company has re-measured the projected benefit obligation of KLM’s pension plan and the fair value of plan assets. The difference in those two amounts represents an asset at the acquisition date. Under French GAAP, the amount of net asset that can be recognized is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). The accounting for such asset under French GAAP is further detailed in note 22.2 to the consolidated financial statements. Under U.S. GAAP, no such limitation exists and therefore the pension asset is increased under U.S. GAAP by € 393 million. Consequently, the pension net asset to be recognized in the Company’s US GAAP balance sheet amounts to € 1,353 million.

Finally, under U.S. GAAP, Air France-KLM concluded that its ability to cast the deciding vote for majority matters of the strategic management committee, combined with its ownership of 49% of the voting share capital of KLM, and its ownership of all of the outstanding depositary receipts related to the administered shareholdings provides Air France-KLM with a controlling financial interest in KLM, and that consolidation of KLM provides the most meaningful presentation of the combined financial position and results of operations of Air France-KLM. As a

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

result, all assets, liabilities and non-controlling interests of KLM have been measured at their fair values at the date of completion of the exchange offer. KLM’s operations have been consolidated starting May 1, 2004.

The detail of the allocation of the purchase price under U.S. GAAP is as follows:

In € million
Purchase price paid	772.3
KLM French GAAP net assets acquired	1,759.9

Increase in pension assets at fair value	393.0

Intangible assets identified
– Trademarks	203.0
– Slots	85.0
– Customer relationships (Corporate contracts)	32.0
– Customer relationships (Cargo)	36.0
– Customer relationships (Engineering and Maintenance)	20.0
– Frequent flyer program	19.0
Less treasury shares	(33.8)
Accounting for maintenance as cost as incurred (see note (k) for GAAP differences explanation)	(35.8)
Deferred tax liabilities arising from the above items	(259.4)
Minority interests	(59.6)
Negative goodwill identified	(1,387.0)

The differences in the determination of the negative goodwill between French GAAP and U.S. GAAP are reflected as follows:

In € million
Negative goodwill under French GAAP as of May 1, 2004	(915.4)

Differences related to the determination of KLM’s acquisition cost :
– Measurement date of securities issued	(35.4)
– Employee stock options	7.0
– Tax on transaction costs	3.4

Differences related to the allocation of purchase price:
– Intangible assets identified	(395.0)
– Pension asset	(393.0)
– Treasury shares	33.8
– Accounting for maintenance as cost as incurred (see note (k) for GAAP differences explanation)	35.8
– Deferred tax liabilities arising from the above	259.4
– Minority interests	12.4

Negative goodwill under U.S. GAAP	(1,387.0)

•  Accounting for negative goodwill

The acquisition of KLM by Air France resulted in a negative goodwill under both French GAAP and U.S. GAAP. Under French GAAP, the negative goodwill is allocated to income statements on a straight line basis over a period reflecting the length of time that the Company considers reasonable for implementing the anticipated synergies, and the costs incurred in

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

achieving them. Under U.S. GAAP the acquiring enterprise should reduce proportionately the purchase price allocated to the acquired assets for the amount of negative goodwill. However, the purchase price allocated to certain assets such as prepaid pension asset and financial assets (excluding investments in equity method investees) is not reduced because they are viewed as having a more reliably determinable fair value.

Consequently, under US GAAP the negative goodwill has been allocated on a pro rata basis as a reduction of the reported amounts of certain assets, namely fixed assets (including flight and ground equipment), intangible assets, other non current assets and investments accounted for under the equity method.

The effect of the allocation of the negative goodwill on the assets is presented as follows:

In € million
Decrease in fleet assets at fair value	(1,229.1)
Decrease in other tangible assets (land and buildings) at fair value	(283.9)
Decrease in other assets	(119.7)
Decrease in equity method investments	(70.8)
Decrease in intangible assets identified
– Trademarks	(77.1)
– Slots	(32.3)
– Customer relationships (Corporate contracts)	(12.1)
– Customer relationships (Cargo)	(13.7)
– Customer relationships (Engineering and Maintenance)	(7.6)
– Frequent flyer program	(7.2)
Decrease in software	(15.4)
Deferred tax asset arising from the above reconciling items	644.7
Valuation allowance on deferred tax assets generated by the allocation of negative goodwill	(162.8)

Amount of negative goodwill allocated under U.S. GAAP	(1,387.0)

The allocation of negative goodwill caused differences between the financial statement values and tax bases of assets acquired. Therefore, deferred taxes have been recognized on temporary differences between the assigned values (after allocation of negative goodwill) and the tax basis of identifiable assets acquired and liabilities assumed.

After allocation of negative goodwill, there is a net deferred tax asset position of € 323.8 million, on which the Company has recorded for a valuation allowance of € 162.8 million.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Income statement and equity reconciliation between French GAAP and U.S. GAAP following the acquisition of KLM

Income statement and equity reconciliation as of and for the year ended March 31, 2005 between French GAAP and US GAAP following the acquisition of KLM (before income taxes) :

	Net income	Stockholders’ equity
	In € million
Reversal of negative goodwill recorded under French GAAP and of amortization thereof	(73.6)	841.8
Fleet asset fair value after negative goodwill allocation	82.5	(1,146.7)
Other tangible assets at fair value after negative goodwill allocation	14.7	(269.2)
Equity investments after negative goodwill allocation	—	(70.8)
Intangible assets after negative goodwill allocation	(9.1)	235.9
Other assets after negative goodwill allocation	—	(119.7)
Software at fair value after negative goodwill allocation	3.5	(11.8)
Treasury shares	1.1	(23.0)
Difference in acquisition costs	10.4	(4.6)
Elimination of the pension asset ceiling effect	59.4	452.4
Accounting for maintenance as cost as incurred (see note (k) for GAAP differences explanation)	(33.0)	(68.7)

Total	55.9	(184.4)

Under French GAAP, negative goodwill related to the acquisition of KLM is amortized over 5 years. Under US GAAP, KLM negative goodwill was proportionately allocated to intangible assets, fixed assets, other non current assets and equity investments. Therefore the amortization income, in an amount of € 73.6 million, was reversed for US GAAP purposes.

Under French GAAP, treasury shares are classified as marketable securities. Under U.S. GAAP, treasury shares are accounted for as a reduction of stockholders’ equity at acquisition cost, and no further recognition is given for subsequent changes in fair value. When treasury shares are sold, any differences between cost and fair value are generally recorded directly to stockholders’ equity. Accordingly, the € 1.1 million income recognized for the year ended March 31, 2005 under French GAAP was reversed for purposes of determining the U.S. GAAP net income. The impact on KLM stockholders’ equity was a decrease of € 23.0 million as of March 31, 2005.

The Company has re-measured the projected benefit obligation of KLM’s pension plan and the fair value of plan assets. Under French GAAP, the amount of net asset that can be recognized is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). Under US GAAP, no such limitation exists and therefore the pension asset was increased under US GAAP by 393 million in the opening balance sheet of KLM. Under French GAAP, a charge of € 59.4 million related to this asset ceiling was recognized during the year ended March 31, 2005. This difference in GAAP, related to KLM’s pension schemes, resulted in an increase in the Company’s net income before tax of € 59.4 million.

Other impacts on the income statements primarily relate to differences in the amortization charge to be recognized between French and US GAAP.

Additional disclosures required by SFAS 141 are provided in Note 37(1) to the consolidated financial statements.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(ii)  Other business combinations reconciling items

•  Amortization of Goodwill and Other Indefinite-lived Assets

Under French GAAP, consolidation and business goodwill arising from previous transactions have been amortized over the expected period of benefit, which does not exceed 20 years.

Under U.S. GAAP, the Company accounts for goodwill and other indefinite-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets with finite lives continue to be amortized over their useful lives.

The Company performs the annual test for goodwill and indefinite-lived assets impairment during the first quarter of each fiscal year. When performing its impairment tests, the Company allocates existing goodwill balances to its reporting units, and then evaluates the reporting units for impairment using a two-step test.

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

The Company determined its reporting units in a manner generally consistent with the operating segments. The Company’s individual assets and liabilities, including existing goodwill on the date of adoption, were allocated to each of the reporting units. The Company calculated the fair value of each reporting unit by using a present value technique and compared this value to each reporting unit’s carrying value. The present value technique is based on an evaluation of future discounted cash flows, which are consistent with the information used in the Company’s internal planning and budgeting process. The Company’s discounted cash flow evaluation used discount rates that correspond to the credit and risk profile for each reporting unit. Certain other key assumptions utilized, including revenue and operating expenses, are based on management estimates, are consistent with those utilized in the Company’s annual planning process, and take into account the specific and detailed operating plans and strategies of each reporting unit.

As of March 31, 2005, 2004 and 2003, the Company has not recorded any impairment on goodwill.

Intangible assets subject to amortization are reviewed for impairment whenever events and circumstances indicate that the intangible asset may not be recoverable.

Intangible assets with an indefinite life are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The impact of goodwill no longer being amortized under U.S. GAAP was to increase U.S. GAAP pre-tax income by € 33.1 million, € 33.1 million and € 33.1 million as compared to French GAAP pre-tax income for the years ended March 31, 2005, 2004 and 2003, respectively.

Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). The impact of eliminating the amortization of goodwill on equity method investments was to increase U.S. GAAP income by € 2.2 million, € 2.2 million and € 2.0 million for the years ended March 31, 2005, 2004 and 2003, respectively.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP relating to goodwill and other indefinite-lived assets is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Amortization of goodwill	33.1	33.1	33.1	134.3	100.9	67.8
Amortization of goodwill on equity method investments	2.2	2.2	2.0	8.1	5.8	4.0

Amortization of goodwill (a)	35.3	35.3	35.1	142.4	106.7	71.8

•  Allocation of purchase price to assets and liabilities acquired for acquisitions other than KLM

Under French GAAP, certain acquired assets and liabilities assumed were not adjusted at fair value at the time of the acquisition, or in the case of step acquisitions, their related fair values were assessed during the initial step of the acquisition.

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS No 141 Business Combinations applicable for business combinations initiated after that date, require that the Company allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be fair valued at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under French GAAP and U.S. GAAP.

At March 31, 2003, goodwill was reduced by € 22.7 million and tangible fixed assets were increased by € 30.1 million as compared to French GAAP. The impact on net income before tax was an additional charge of € 13.2 million under U.S. GAAP.

At March 31, 2004, goodwill is reduced by € 22.7 million and tangible fixed assets are increased by € 27.6 million as compared to French GAAP. The impact on net income before tax is an additional charge of € 2.5 million under U.S. GAAP.

At March 31, 2005, goodwill is reduced by € 22.7 million and tangible fixed assets are increased by € 27.5 million as compared to French GAAP. The impact on net income before tax is nil, resulting from offsetting impacts due to the disposal of one fully amortized aircraft during the year ended March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Reduction of goodwill	—	—	—	(22.7)	(22.7)	(22.7)
Increase in tangible assets	—	(2.5)	(13.2)	27.5	27.6	30.1

Business combinations (a)	—	(2.5)	(13.2)	4.8	4.9	7.4

(b)  Impairment of tangible long-lived assets

Under French GAAP, when events and circumstances indicate that the assets may be impaired, Air France - KLM assesses the existence of impairment losses at the entire aircraft fleet level under full ownership and capital leases and capitalized spare parts on the basis of their recoverable values as a whole.

Under U.S. GAAP, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of an asset group classified as held for sale are presented as separate assets and liabilities in the U.S. GAAP balance sheet.

As a result of the July 2000 Concorde crash, the Company reviewed its Concorde fleet for impairment as of and for the year ended March 31, 2001. Management determined that the estimated net undiscounted future cash flows generated by its Concorde fleet were less than the carrying value of the related assets. Management estimated the undiscounted future cash flows with models used by the Company in making fleet and scheduling decisions. Under U.S. GAAP, the Concorde aircraft and their related long-lived assets were therefore written down to their fair value, which has been determined to be nil due to the lack of any resale market for the Concorde fleet. Under French GAAP, the Company determined that, due to the contribution of Concorde to Air France - KLM commercial policy and corporate image, Concorde related assets were tested at the Company’s entire fleet level. As a result of this test no impairment charges were recorded on such assets under French GAAP. As of March 31, 2004, the Concorde assets had been completely written-off from Air France - KLM’s consolidated financial statements prepared in accordance with French GAAP as the Company stopped operations of these aircraft on May 31, 2003. There was therefore no GAAP difference in relation to these aircraft as of March 31, 2004 and 2005.

As a result of the events of September 11, 2001 and their related effects on the airline industry, Air France - KLM reviewed its fleet for impairment as of September 30, 2001. Management determined that the estimated net undiscounted future cash flows generated by its Beech 1900 were less than their carrying value. Management estimated the undiscounted future cash flows with models used by the Company in making fleet and scheduling decisions. Under U.S. GAAP, the Beech 1900 aircraft and the related long-lived assets were therefore written down to their fair values, based on the present

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

value technique method. Under French GAAP, the Company did not recognize any impairment on the Beech 1900 due to the Company testing impairment at the entire fleet level. In addition, the Company disposed of one of the Beech 1900 during the year ended March 31, 2004. As a result, as of March 31, 2004, the impairment reconciling item resulting in a decrease in stockholders’ equity of €2.8 million relates solely to the remaining six Beech 1900. The effect of the impairment reconciling item on net income before tax for the year ended March 31, 2004 was an increase of €3.4 million.

The total effect of the above mentioned differences in GAAP resulted in an increase (decrease) in the Company’s U.S. GAAP net income before tax, as compared to French GAAP, by €0 million, €3.4 million and €53.9 million for the years ended March 31, 2005, 2004 and 2003, respectively. The U.S. GAAP related stockholders’ equity decreased by €2.7 million, €2.8 million and €6.2 million as of March 31, 2005, 2004 and 2003, respectively, as compared to French GAAP.

(c)  Accounting for investments in marketable securities

Under French GAAP, the Company accounts for its investments in debt and equity securities at the lower of historical cost or fair value, as assessed on an individual basis. As described in note 2.16, the fair value of investment corresponds to the utility value to the Company. Any impact of changes in provisions for investments is recorded in earnings. Provisions previously recorded may be reversed based on subsequent recoveries in fair values.

Under U.S. GAAP, the Company is required to apply the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. (“SFAS 115”). SFAS 115 requires that investments in marketable securities be divided into three categories: trading securities (investments that are bought and held principally for the purpose of selling them in the near term), held-to-maturity securities (debt securities that the Company has a positive intent and ability to hold to maturity), and available-for-sale investments (all other securities). Under SFAS 115, the Company classifies its investments in marketable debt and equity securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a component of stockholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income to reduce the cost basis of the assets. Such losses cannot be reversed.

Under U.S. GAAP, the amount of net unrealized gains (losses) amounted to € 0.4 million, € 2.9 million and €(7.5) million as of March 31, 2005, 2004 and 2003, respectively.

The Company also invests its excess of cash in mutual funds (SICAV) which are held for trading purposes. Realized and unrealized gains and losses on these investments are recognized immediately in financial income (expense).

Other than temporary impairment

Austrian Airlines

Prior to April 1, 2002, the Company determined that its investment in Austrian Airlines (which is considered as an available-for-sale security) was impaired. As a result, under U.S. GAAP, the Company recorded an expense of €6.0 million corresponding to the other-than-temporary decline in fair value of its investment in Austrian Airlines.

During the year ended March 31, 2004, the Company recorded an impairment charge of € 2.0 million under French GAAP. Under U.S. GAAP this impairment charge had already been recognized and therefore was reversed for the purpose of the reconciliation from French GAAP to U.S. GAAP.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

During the year ended March 31, 2005, under French GAAP, the Company reversed € 0.4 million of impairment charge related to its investment in Austrian Airlines. Under US GAAP, the Company determined that its investment in Austrian Airline had incurred an additional other-than- temporary decline in value of € 1 million. The combination of the above mentioned effects resulted in a decrease of net income before tax between French and US GAAP of € 1.4 million for the year ended March 31, 2005.

Alitalia

During the year ended March 31, 2004, the Company determined that its investment in Alitalia which is considered as an available for sale investment was impaired for U.S. GAAP purposes. As a result, the Company recorded an impairment charge of € 4.0 million under U.S. GAAP, corresponding to the decline in fair value of its investment in Alitalia. During the year ended March 31, 2005, the Company recorded an impairment charge, which was calculated based on its share in Alitalia’s equity, of € 6.5 million under French GAAP related to its investment in Alitalia. Under US GAAP, € 4 million of this impairment charge had already been recognized in 2004. The company determined that under US GAAP, it had not incurred additional other than temporary declines in fair value. Therefore, the impairment charge of € 6.5 million was reversed for the purpose of the reconciliation from French to US GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Unrealizable gains (losses) on marketable securities	—	—	—	0.4	2.9	(7.5)
Other than temporary impairment	5.1	(2.0)	—	(2.9)	(8.0)	(6.0)

Marketable securities (c)	5.1	(2.0)	—	(2.5)	(5.1)	(13.5)

(d)  Consolidation

During the year ended March 31, 2003, the Company entered into certain agreements in which it deferred delivery of aircraft by transferring the aircraft into two newly-created special-purpose entities (SPE), Nogues and Investima. Under French GAAP, the Company was not required to consolidate these SPEs until April 1, 2004. Under U.S. GAAP and based on the provisions of FASB EITF D-14, Transactions involving Special-Purpose Entities (“EITF D-14”), the Company consolidated these SPEs during the year ended March 31, 2003. During the year ended March 31, 2004, the Company had transferred all assets and liabilities of the Investima SPE into the Company’s assets and liabilities. A new French regulation required the Company to consolidate special-purpose entities from April 1, 2004. Accordingly, the Company consolidated Nogues during the year ended March 31, 2005 thus eliminating the related difference between French and US GAAP.

In addition, during the year ended March 31, 2004, the Company entered into a securitization transaction, described in note 23.3 to the consolidated financial statements, in which Air France - KLM held a variable interest. The Company had considered the provisions of FIN 46R and was required to consolidate this entity under U.S. GAAP. This resulted in an increase of financial debt and cash and cash equivalents of €98.0 million at March 31, 2004. As of March 31, 2005, all aircraft have been

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

delivered and recorded in the Company’s balance sheet. As a result, there is no reconciling item for this topic as of March 31, 2005.

In addition, as of March 31, 2005, the Company concluded that no other entity was to be consolidated in accordance with FIN 46R.

(e)  Equity method investments

(i)  U.S. GAAP reconciliation

Under French GAAP, the Company has accounted for several of its investments by the equity method, using net income as determined under accounting principles generally accepted in France.

Under U.S. GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with U.S. GAAP prior to the Company’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under U.S. GAAP relate primarily to the Company’s investment in Amadeus GTD and mainly reflect differences in accounting for business combination. Those differences resulted in an increase in net income of €3.1 million, €5.3 million and €7.3 million for the years ended March 31, 2005, 2004 and 2003, respectively, and an increase (decrease) in stockholders’ equity of € 10.5 million, €4.6 million and € (0.9) million as of March 31, 2005, 2004 and 2003, respectively, as compared to the amounts reported under French GAAP.

(ii)  Amortization of excess purchase price

Under French GAAP, the excess of the purchase price of equity method investments over the Company’s share of the historical net book value of the investee is generally considered as goodwill, and is amortized over 20 years. Under U.S. GAAP, such excess purchase price is allocated to the corresponding underlying assets of the investee. As mentioned in note 35 (a) the Company recorded an increase in net income of €2.3 million, €2.2 million and € 2.0 million for the years ended March 31, 2005, 2004 and 2003 respectively, corresponding primarily to the reversal of amortization of the goodwill related to the Company’s investment in Alpha.

(iii)  Companies recorded at cost under French GAAP and accounted for under the equity method under U.S. GAAP

In certain cases, under French GAAP, investments of 20% or more held in certain companies have not been accounted for using the equity method, when the Company does not exercise significant influence, or does not intend to exercise such influence.

Under U.S. GAAP, the Company has considered the provisions of FASB Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock and determined that the investment in Opodo should be accounted for under the equity method.

Consequently, the reconciliation of net income and stockholders’ equity reflects the Company’s accounting for its investment in Opodo using the equity method under U.S. GAAP for the years ended March 31, 2004 and 2003. During the year ended March 31, 2005, the Company ceased to reflect Opodo’s losses in its US GAAP financial statements as its investment was reduced to zero with no commitment to provide further financial support to Opodo.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In addition, during the year ended March 31, 2005, the Company’s share in Opodo was reduced to 8.3%, resulting in Opodo no longer qualifying for equity method. Therefore Opodo is now recorded at cost under US GAAP with a book value of zero. Under French GAAP, Opodo is recorded at cost with a book value of € 15.0 million.

For the years ended March 31 2005, 2004 and 2003, the impact on U.S. GAAP pre-tax income was an increase of €10.9 million, an increase of €11.2 million and a reduction of €20.0 million, respectively. The impact on stockholders’ equity was a decrease of €15.0 million, €25.9 million and €37.1 million as of March 31, 2005, 2004 and 2003, respectively, as compared to the amounts reported under French GAAP.

A summary with respect to Opodo adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Air France - KLM share in Opodo’s equity investment	—	(14.8)	(20.0)	(51.9)	(51.9)	(37.1)
Cancellation of impairment charge on Opodo’s investment recorded at cost under French GAAP	10.9	26.0		36.9	26.0

Total	10.9	11.2	(20.0)	(15.0)	(25.9)	(37.1)

In addition, under U.S. GAAP, the Company accounted for its 24.75 % investment in Toga, a limited partnership related to Terminal 1 in the JFK airport using the equity method under U.S. GAAP following the provisions of EITF D-46, Accounting For Limited Partnership Investments, which requires the use of the equity method unless the investor’s interest is minor. Consequently, under U.S. GAAP, the Company recorded an increase in stockholders’ equity of €1.6 million, €1.6 million and €1.8 million as of March 31, 2005, 2004 and 2003, respectively, as compared to French GAAP. The impact on net income was nil for all periods presented.

(iv)  Company accounted for under the equity method under French GAAP and consolidated under U.S. GAAP

Under French GAAP, the Company maintains a 45% interest in Air France Partnairs Leasing (“AFPL”), a company whose primary business activity is leasing aircraft to Air France, and accounts for this investment under the equity method.

Under U.S. GAAP, the Company has considered the provisions of SFAS No.13, Accounting for Leases (“SFAS 13”). The Company has determined that the equity method is not adequate for fair presentation of this investment because the principal business activity of this investee is to lease aircraft to Air France. Therefore, AFPL is consolidated under U.S. GAAP. The impact on total assets was an increase of €39.1 million, €50.5 million and €70.2 million as of March 31, 2005, 2004 and 2003, respectively. The impact on financial debt was an increase of €15.8 million, €19.4 and €27.8 million as of March 31, 2005, 2004 and 2003, respectively. The Company recorded an increase (decrease) in net income of €24.6 million, €12 million and €12.7 million for the years ended March 31,2005, 2004 and 2003, respectively, and a decrease in stockholders’ equity of €12.9 million, €37.4 million and €49.4 million as of March 31, 2005, 2004 and 2003, respectively, as compared to amounts determined under French GAAP.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The impact on stockholders’ equity is due to sale and leaseback transactions that occurred in 1988 and that have been partially eliminated under French GAAP due to the accounting for AFPL under the equity method, but that are fully eliminated under U.S. GAAP due to consolidation. Any subsequent disposals of aircraft by AFPL would lead to differences in the recognition of capital gain or loss between French and U.S. GAAP, as the carrying values of the aircraft differ between both sets of GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Amadeus GTD adjustments	3.1	5.3	7.3	10.5	4.6	(0.9)
Opodo	10.9	11.2	(20.0)	(15.0)	(25.9)	(37.1)
Toga	—	—	—	1.6	1.6	1.8
Air France Partnairs Leasing	24.6	12.0	12.7	(12.9)	(37.4)	(49.4)
Other	1.1	—	—	—	—	—

Equity method investments (e)	39.7	28.5	—	(15.8)	(57.1)	(85.6)

(f)  Provisions

Air France - KLM has implemented a voluntary program to reduce the working time for employees that are between 55 and 60 years old (legal age for retirement). Under the conditions of this plan, the Company has proposed to certain employees to reduce their working time to 50% while they continue to retain 80% of their former compensation levels. Under French GAAP, the Company accrued for such costs based on valuation of the commitments undertaken by the Company for employees accepting this arrangement.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS 112, Employers’ Accounting for Post-employment Benefits, because employees who accepted the offer will continue to render service to the Company.

For the years ended March 31, 2005, 2004 and 2003, the impact of this difference was a decrease of net income before tax of €6.1 million, € 0.1 million and €10.1 million respectively, as compared to French GAAP, while the impact on stockholders’ equity before tax under U.S. GAAP was an increase of €8.0 million, €14.1 million and €14.2 million at March 31 2005, 2004 and 2003, respectively.

(g)  Stock-based compensation

Under French GAAP, the Company does not account for any compensation charge in relation to its stock-based compensation plan with the exception of its related stock-option component. In accordance with French GAAP, Air France - KLM does not record any compensation charge when stock options are granted. Under French GAAP, if a company issues new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an addition to additional paid-in capital. If a company repurchases shares on the open market or issues

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated income statement.

Under US GAAP, the company accounts for stock-based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation.

(i)  Share Purchase Plan (“Offre Réservée aux Salariés : ORS)

As indicated in Note 32 to the consolidated financial statements, on February 1st, 2005, eligible employees and retirees of Air France and subsidiaries were offered to acquire Air France – KLM shares under certain preferential terms. Such preferential terms were comprised of (i) a 20% discount on Air France – KLM share market price, (ii) the attribution of free shares and (iii) an employer matching contribution under certain conditions.

All the shares granted under this plan were granted by the French State, the Company’s main stockholder. At the closing date of the offer period, on February 21st, 2005, 8,414,273 shares had been acquired by the eligible employees.

Under French GAAP, the Company recorded a compensation expense corresponding to the matching contribution paid by the Company of € 16 million.

Under US GAAP, due to the preferential terms of the plan, such plan qualifies as a compensatory plan falling under the scope of SFAS 123. As a result, shares granted under such plan were fair valued at grant date and the related compensation expense recognized immediately as there was no vesting condition associated with such plan.

The fair value of the shares granted has been determined based on the market price of Air France – KLM shares at grant date, deemed to be the end of the subscription period and assuming that 100% of the free shares will ultimately be attributed to the employees. As a result, the Company recorded a compensation expense of € 69.2 million during the year ended March 31, 2005 in addition to the matching contribution of € 16 million already accounted for under French GAAP.

(ii)  ESA 1998

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

Under U.S. GAAP, the company accounts for the fair value of the grants under this plan in accordance with the fair value method described in Statement 123, Accounting for Stock-Based Compensation (“SFAS 123”). The compensation cost that was charged against income for this plan under U.S. GAAP was €23.3 million, €24.2 million and €24.8 million for the years ended March 31, 2005, 2004 and 2003, respectively. This GAAP difference had no impact on stockholders’ equity as of March 31, 2005, 2004 and 2003, respectively.

(iii)  ESA 2003

As indicated in Note 32 to the consolidated financial statements, on February 1st, 2005, Air France – KLM launched a share purchase plan per which employees of Air France located in France were offered to purchase Air France – KLM shares at a price of € 14 per share in exchange for a reduction in their salary over a six year period.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

At the end of the offer period, on February 21st, 2005, 12.6 million Air France – KLM shares had been purchased by Air France employees. These Air France – KLM shares were actually granted by Air France – KLM’s main stockholder, the French State which in turn will be compensated by Air France – KLM for a total amount of € 107 million. The vesting period of this plan will effectively start on May 2005 until May 2011.

Under French GAAP, Air France – KLM accounted for the compensation to the French State of amount of € 107 million as a liability as of March 31, 2005. The related expense will be recognized on a straight line basis over the vesting period in six years and is accounted for as a prepaid expense as of March 31,2005.

Under US GAAP, the Company accounts for this share purchase plan in accordance with SFAS 123. The fair value of the shares granted has been estimated at € 180.4 million. Such amount will impact the income statement on a straight line basis starting in May 2005. As a result, no compensation expense has been recognized during the year ended March 31, 2005. The compensation amount to be paid to the French state of an amount of € 107 million will be considered as the acquisition of treasury shares once such shares are delivered.

A Summary of the adjustments to net income before tax from French to US GAAP is disclosed below :

	Net Income
	2005	2004	2003
	(in million of euros)
ESA 1998	(23.3)	(24.2)	(24.8)
ESA 2003	—	—	—
ORS	(69.2)	—	—

Stock-based compensation (g)	(92.5)	(24.2)	(24.8)

(h)  Treasury shares

The discussion below only relates to treasury shares held by Air France. The US GAAP adjustment related to treasury shares held by KLM is reflected within the business combination line item (Note 35(a)).

Under French GAAP, the cost of treasury share repurchases that are intended for distribution to the employees is classified in investments in marketable securities, and accounted for as described in Note 2.19. Remaining treasury shares that are purchased with the intent of managing stock price are recorded as a reduction of stockholders’ equity at acquisition cost. All of these shares have been excluded in the earnings per share computation in accordance with French GAAP.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of March 31, 2005, under French GAAP, the Company was carrying 4,824,002 of its own shares of which 1,924,464 were classified as short term investment at a cost of €29.2 million (ii) 1,299,538 were classified as a reduction of the Company stockholders’ equity, and (iii) 1,600,000 had been transferred to a third party with a commitment to repurchase those shares. For French GAAP purposes, this transaction is considered as temporary loan. A charge of € 0.8 million was recognized in the Company’s French GAAP consolidated financial statements to account for unrealized losses on the Company’s own shares accounted for as short term investment.

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

Under U.S. GAAP, treasury shares are accounted for as a reduction of stockholders’ equity at acquisition cost, and no further recognition is given for subsequent changes in fair value. When treasury shares are resold, any differences between cost and fair value are generally recorded directly to stockholders’ equity. Accordingly, the €0.8 million expense, €7.5 million income and €10.3 million expense recognized for the years ended March 31, 2005, 2004 and 2003, respectively under French GAAP were reversed for purposes of determining the U.S. GAAP net income. The impact on stockholders’ equity was a decrease of €49.8 million, €18.7 million and €11.2 million As of March 31, 2005, 2004 and 2003, respectively.

In addition, the temporary loan of shares described above is accounted for as a sale of treasury stocks with a commitment to re-acquire the shares issued, thus resulting in an increase in stockholders’ equity of € 24.2 million and € 15.9 million as of March 31, 2005 and 2004 respectively.

Under U.S. GAAP, the commitment to repurchase the shares has been separately accounted for by the Company in accordance with SFAS 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. This results in an increase in financial debt and a decrease in stockholders’ equity of €24.2 million and € 15.9 million as of March 31, 2005 and 2004 respectively.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	(in million of euros)			(in million of euros)
	2005	2004	2003	2005	2004	2003
Reclassification of treasury stock as a reduction of stockholders’ equity	—	—	—	(29.2)	(5.6)	(21.5)
Commitment to repurchase as a reduction of stockholders’ equity	—	—	—	(24.2)	(15.9)	—
Reversal under US GAAP of the unrealized gain (loss) on treasury shares	0.8	(7.5)	10.3	3.6	2.8	10.3
Reversal of the gain on sale of treasury shares	—	—	—	—	—	—

Treasury shares (h)	0.8	(7.5)	10.3	(49.8)	(18.7)	(11.2)

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

The application of U.S. GAAP resulted in an increase (decrease) in the Company’s net income for the years ended March 31, 2005, 2004 and 2003 by €2.7 million, €(19.9) million and €29.4 million, respectively and a decrease in the Company stockholders’ equity by €73.9 million €76.6 million and €56.7 million as of March 31, 2005, 2004 and 2003, respectively, as compared to French GAAP. The related balance sheet impact was an increase in the other current liabilities of an amount of €73.9 million €76.6 million and €56.7 million as of March 31, 2005, 2004 and 2003, respectively.

(j)  Lease accounting

Under French GAAP, companies have the choice to account for lease arrangements either based on International Accounting Standard 17, Leases (“IAS 17”) or based on the form of the lease arrangement. The latter method has been applied by the Company as described in note 2.15 to the consolidated financial statements. Under this method, a lease arrangement is qualified as a capital lease if the lease arrangement provides for a bargain purchase option.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The application of U.S. GAAP resulted in an increase in the Company’s net income under U.S. GAAP as compared to French GAAP of €1.6 million, €12.6 million and €29.9 million for the years ended March 31, 2005, 2004 and 2003, respectively and an increase (decrease) in the Company stockholders’ equity of €16.1 million, €14.4 million and €1.8 million as of and for the periods ended March 31, 2005, 2004 and 2003.

The application of this standard also resulted in an increase in fixed assets of €88.6 million, €118.4 million and €111.9 million at March 31, 2005, 2004 and 2003, a decrease in accrued rent expense of €2.7 million at March 31, 2005, a decrease in prepaid expenses of €3.8 million and €5.0 million at March 31, 2004 and 2003, an increase in interest payable of €2.5 million, €0.8 million and €1.0 million at March 31, 2005, 2004 and 2003, and an increase in debt of €72.3 million, €98.9 million and €104.1 million at March 31, 2005, 2004 and March 31, 2003, respectively, as compared to amounts determined in French GAAP.

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

The discussion below only relates to Air France maintenance costs. US GAAP adjustment related to KLM is presented within the business combination line item.

As of and for the year ended March 31, 2005, French GAAP maintenance costs accounting for airframes and engines was based on the component method resulting in the recognition of net assets of €70.2 million. The effect on the Company’s net income before tax of the net change in the capitalized maintenance cost amounted to € 5.4 million (a charge) for the year ended March 31, 2005. Under US GAAP, as the Company is expensing the maintenance costs as incurred, the maintenance net assets and the related effect on the Company’s net income before tax were reversed, resulting in a decrease in the Company’s net stockholders’ equity of €(70.2) million and a related increase in the Company’s net income before tax of €5.4 million.

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

AIR FRANCE - KLM AND SUBSIDIARIES

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

The discussion below only relates to Air France restitution costs. US GAAP adjustment related to KLM is presented within the business combination line item.

As of and for the year ended March 31, 2005, French GAAP restitution costs accounting for both airframes and engines resulted in the recognition of a restitution cost accrual of €263.3 million. The net effect of the net change in the accrual on the Company’s net income before tax for the year ended March 31, 2005 amounted to €11.6 million (a gain). Under US GAAP, as the Company is accruing for restitution costs when such costs are probable and estimable, it was determined that the restitution cost accrual amounted to €4.3 million. Therefore, under US GAAP, the Company reversed the unnecessary restitution cost accrual and the related effect on the Company’s net income before tax, resulting in an increase in the Company’s stockholders’ equity of €259.1 million and a decrease in the Company’s net income before tax of €6.6 million as of and for the year ended March 31, 2005.

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

AIR FRANCE - KLM AND SUBSIDIARIES

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

(m)  Pension and post retirement benefits

As disclosed in Note 35(a), the Company has re-measured the KLM’s pension projected benefit obligation and fair value of plan assets at the date of acquisition. Under French GAAP, the amount of net asset that can be recognized is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). Under US GAAP, no such limitation exists and therefore the pension asset was increased under US GAAP by €393 million in the opening balance sheet of KLM. Under French GAAP, a charge of € 59.4 million related to this asset ceiling was recognized during the year ended March 31, 2005. This difference in GAAP, related to KLM’s pension schemes, resulted in an increase in the Company’s net income before tax of € 59.4 million as compared to amounts recorded under French GAAP. These differences are reflected with the business combination line item.

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

Under U.S. GAAP, all pension, post-employment, and post-retirement plans are to be accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“SFAS 87”), Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“SFAS 106”), and Statement of Financial Accounting Standards No. 112, Employers’ Accounting for Post-employment Benefits (“SFAS 112”), respectively. Benefit obligations and costs as measured under these Statements are similar in most respects to benefit obligations and costs as determined by the Company under French GAAP, with the following exceptions in addition to the asset ceiling referred to above:

•  French GAAP does not provide for the recognition of an additional minimum liability. Under U.S. GAAP, an additional minimum liability is required for pension plans in which the excess of accumulated benefit obligation over the fair value of plan assets is larger than the recorded net liability, as defined in SFAS 87.

•  French GAAP requires recognition of prior service cost for vested rights, amortized over service to vesting date if non-vested. Under U.S. GAAP, prior service cost amounts are generally amortized over future periods.

•  Under U.S. GAAP, the Company is required to account for the costs and obligations of all plans in accordance with SFAS 87, SFAS 106 and SFAS 112. Accordingly, the Company’s pension and post-retirement costs and obligations are included in the reconciliation of net income and stockholders’ equity for all periods presented.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

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

This difference in GAAP resulted in an increase in the Company’s net income before tax under U.S. GAAP as compared to French GAAP by € 12 million, a decrease of € (1.1) million and € (5.9) million for the years ended March 31, 2005, 2004 and 2003 respectively and an increase in the Company’s stockholders’ equity before tax of € 1.8 million, €51.3 million and €49.6 million as of and for the years ended March 31, 2005, 2004 and 2003 respectively.

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

AIR FRANCE - KLM AND SUBSIDIARIES

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

The derivatives held by the Company over the periods are economic hedges but do not systematically qualify for hedge accounting under SFAS 133 as the documentation supporting hedging transactions was not sufficient to meet SFAS 133 requirements. In particular, derivatives hedging jet fuel prices are generally recorded under trading principles except jet fuel swaps which are qualified as cash flow hedges.

Under U.S. GAAP, for the year ended March 31, 2005, the Company recognized a net gain of €687.8 million (net of 2005 OCI current change of € 215.1 million on a Group share basis) in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gain of €821.4 million on fuel derivatives, unrealized loss of €140.2 million on forward exchange contracts and unrealized gain of €6.6 million on interest rate swaps. Impacts on U.S. GAAP current assets, non-currents assets, current liability and non-current liability are €1,758.9 million, €214.6 million, €878.9 million and €33.4 million respectively. This difference in GAAP results in an increase in the Company’s stockholders’ equity before tax of € 1,061.2 million.

Under U.S. GAAP, for the year ended March 31, 2004, the Company recognized a net gain of €158.6 million (net of 2004 OCI current change of €18.1 million) in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gain of €128.3 million on fuel derivatives, unrealized gains of €15.1 million on forward exchange contracts and unrealized gain of €33.3 million on interest rate swaps. Impacts on U.S. GAAP current assets, non-currents assets, current liability and non-current liability are €578.0 million, €101.2 million, €390.6 million and €136.1 million respectively. This difference in GAAP results in an increase in the Company’s stockholders’ equity before tax of €152.6 million.

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

(o)  Other derivative instruments

In 1999 the Company entered into an agreement with a financial institution to guarantee a minimum stock price of €14 in connection with the ESA 1998 plan. As a result, Air France - KLM bears the risk of any decrease below €14 of its own stock price under the terms of this agreement.

AIR FRANCE - KLM AND SUBSIDIARIES

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

The provision accrued for under French GAAP for an amount of €11.4 million at March 31, 2003, subsequently reversed at March 31, 2004 would not have been accrued or reversed under U.S. GAAP. As of March 31, 2005, the agreement was terminated. There is therefore no reconciling item on such topic as of March 31, 2005.

(p)  Revenue recognition

(i)  Revenue generated from power-by-the-hour maintenance

Under French GAAP, the Company accounts for the revenue generated from power-by-the-hour maintenance provided to third party companies based on the flight time declared by the customer. The Company recognizes revenue for other maintenance contracts using the percentage of completion method.

Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”) and FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, the Company defers revenue generated by the power-by-the-hour maintenance arrangements until the service is rendered. Consequently, the Company recorded an increase (decrease) in net income before tax of €0.7 million, €(5.3) million and €(3.1) million for the year ended March 31, 2005, 2004 and 2003, respectively, and a decrease in stockholders’ equity before tax of €12.0 million, €12.7 million and €7.4 million As of March 31, 2005, 2004 and 2003, respectively.

(ii)  Exchange of slots

During the years ended March 31, 2005 and 2004, the Company entered into a series of transactions to exchange with third party airlines certain of its summer and winter slots for others that it does not intend to utilize. This exchange of similar assets also included cash consideration.

As of March 31, 2005, the Company recognized a total gain under French GAAP of € 7.1 million for the 2004 / 2005 exchange of summer and winter slots. The cash consideration received as of this date was € 4.1 million corresponding to the payment for the summer slots only. However, the Company considered that all uncertainties about the timing and resolution of contingencies for the exchange of the winter slots were assured beyond a reasonable doubt.

Under US GAAP, the Company has considered that the culmination of the earnings process was not reached for the exchange of the winter slots and consequently as of March 31, 2005, has deferred recognition of the gain of € 3.0 million relating to the winter slots. Subsequent to March 31, 2005, all outstanding conditions were waived.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

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

Under US GAAP, the Company has considered that the culmination of the earnings process was not reached for the exchange of the winter slots and consequently as of March 31, 2004, has deferred recognition of the gain of € 20.4 million relating to the winter slots. Subsequent to March 31, 2004, all outstanding conditions were waived and the Company received cash consideration relating to the 2003 / 04 fiscal year winter slots exchange, thus resulting in the reversal of the previously recorded € 20.4 million US GAAP adjustment as of March 31, 2005.

A summary of the adjustments to the net income and stockholders’ equity before tax from French to US GAAP is disclosed below :

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
	(in million of euros)
Accounting for Power-by-the-hour contracts	0.7	(5.3)	(3.1)	(12.0)	(12.7)	(7.4)
Accounting for exchange of slots	17.4	(20.4)	—	(3.0)	(20.4)	—

Revenue recognition (p)	18.1	(25.7)	(3.1)	(15.0)	(33.1)	(7.4)

(q)  Credit memos and related aircraft depreciation

Under French GAAP, credit memos received from aircraft manufacturers in connection with purchases of aircraft that are in substance incentives earned in connection with aircraft phase-out and other asset retirement programs, are recognized as other income in the same period as the estimated cost associated with the fleet phase-out.

Under U.S. GAAP, credit memos that are incentives to purchase a particular manufacturer’s aircraft are applied as a reduction of the cost of the aircraft at the time of purchase, and result in a reduction of depreciation expense over the life of the related aircraft. Consequently, under U.S. GAAP, the Company recorded an increase (decrease) in net income before tax of €3.0 million, €2.0 million and €(21.1) million for the years ended March 31, 2005, 2004 and 2003 respectively, and a decrease in stockholders’ equity before tax of €83.9 million, €87.0 million and €89.0 million as of March 31, 2005, 2004 and 2003 respectively, as compared to French GAAP.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Seven of the A310 aircraft were disposed of during the year ended March 31, 2002 while three of these aircraft were disposed of during the year ended March 31, 2003. Consequently, gains realized on these disposals differ between French GAAP and U.S. GAAP, as the carrying value of the assets differed between French GAAP and U.S. GAAP.

Therefore, under U.S. GAAP, the Company recorded an increase in net income before tax €8.4 million for the year ended March 31, 2003. The impact was nil as of March 31, 2005 and 2004.

During the year ended March 31, 2004, the Company realized a loss of €16.5 on a sale and lease back transaction related to one A330. Under US GAAP, such loss is decreased by €7.7 million, amount which represents the net book value of the purchase incentive affected to such aircraft as a result of the US GAAP adjustments mentioned above on the credit memos. Therefore, under US GAAP, the Company records an increase in net income before tax of €7.7 million for the year ended March 31, 2004 and a related increase in stockholders’ equity of €7.7 million.

A summary of the adjustments to net income and stockholders’ equity before tax from French to US GAAP is disclosed below:

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
Credit memos accounted for as a reduction of purchased aircraft cost under US GAAP	3.0	2.0	(21.1)	(83.9)	(87.0)	(89.0)
Adjustment to the useful life and salvage value of seven A310	—	—	8.4	—	—	—
Related adjustment to the loss realized with the sale and lease back transaction of one A330	—	7.7	—	7.7	7.7	—

Credit memos and related aircraft depreciation (q)	3.0	9.7	(12.7)	(76.2)	(79.3)	(89.0)

(s)  Accounting for income taxes

(i)  Deferred tax liability related to Amadeus GTD

Under French GAAP deferred tax liabilities on undistributed earnings are not required to be accounted for. Under U.S. GAAP, a deferred tax liability on undistributed earnings is required to be accounted for in accordance with SFAS 109, Accounting For Income Taxes (“SFAS 109”) if the undistributed earnings are not indefinitely reinvested.

Prior to March 31, 2005, and in accordance with SFAS 109, the Company had not provided for any deferred tax liability on the undistributed earnings of its investment in Amadeus based upon its determination that such earnings would be permanently reinvested.

As noted in Note 33 to the consolidated financial statements, the Group has decided to enter into a sale transaction. Therefore, as of March 31, 2005, the Group considers that certain cumulative undistributed earnings will be distributed in the future. Consequently, the Group recorded a € 47.2 million deferred tax liability as of and for the year ended March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(ii)  Deferred taxes on perpetual loans

Under French GAAP, the Company does not account for deferred taxes for temporary differences between the carrying amount and the tax basis of its two perpetual loans (TSDI) contracted in 1989 and 1992, respectively.

Under US GAAP and in accordance with the provisions of SFAS 109, a deferred tax liability of an amount of € 87.2 million, € 80.1 million and € 64.4 million as of March 31, 2005, 2004 and 2003 respectively was accounted for resulting in a decrease in the Company’s net income after tax of € 7.1 million, € 15.7 million and € 13.5 million for the year ended March 31, 2005, 2004 and 2003. The impact on stockholders’ equity is a decrease by € 87.2 million, € 80.1 million and € 64.4 million as of March 31, 2005, 2004 and 2003 respectively. (Please refer to the paragraph on restatement)

A summary of the adjustments to the net income and stockholders’ equity after tax from French to US GAAP is disclosed below :

	Net Income			Stockholders’ equity
	2005	2004	2003	2005	2004	2003
Deferred tax liability related to Amadeus GTD	(47.2)	—	—	(47.2)	—	—
Deferred taxes on perpetual loans	(7.1)	(15.7)	(13.5)	(87.2)	(80.1)	(64.4)

Accounting for income taxes (s)	(54.3)	(15.7)	(13.5)	(134.4)	(80.1)	(64.4)

(t)  Tax effect of the above adjustments

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

The tax effect of the US GAAP adjustments resulted in a decrease in the Company’s net income of € 303.7 million, €44.5 and €7.7 million for the years ended March 31, 2005, 2004 and 2003, respectively, and a decrease in stockholders’ equity of € 233.9 million, € 88.2 and € 34.5 million as of March 31, 2005, 2004 and 2003, respectively.

(u)  Other comprehensive income

SFAS No. 130, Other Comprehensive Income (“SFAS 130”), requires reporting of comprehensive income and its various components. French GAAP does not require separate disclosure of all such changes in equity during the period.

The Company’s statement of other comprehensive income for the years ended March 31, 2005, 2004 and 2003 is included in note 36 -2 (c).

(v)  Classification differences

(i)  Reclassification to operating income under U.S. GAAP

Under U.S. GAAP, certain items such as restructuring expenses (€ 21 million €22 million and €13 million for the years ended March 31, 2005, 2004 and 2003, respectively) are classified as part of operating income.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Additionally, under US GAAP, government grants received as a result of the events of September 11, 2001 events have been separately disclosed in the income statement for an amount of €17.7 million for the year ended March 31, 2003 (nil in 2004), resulting in an increase of passenger service and other operating expenses of €17.7 million and €0, respectively, for the year ended March 31, 2003.

(ii)  Goodwill and Other intangible assets

Under French GAAP, certain amounts of historical goodwill have been reclassified to “other intangible assets” caption and are being amortized over 20 years. For purposes of preparing U.S. GAAP financial statements these amounts (net book value of €100 million, €118 million and €136 million as of March 31, 2005, 2004 and 2003, respectively) are reclassified to goodwill.

(iii)  Cash and cash equivalents

Under French GAAP, cash and cash equivalents as per the cash flow statement are stated net of bank overdrafts (€ 263 million, €289 million and €267 million as of March 31, 2005, 2004 and 2003, respectively). For purposes of preparing the U.S. GAAP consolidated financial statements, bank overdrafts are reclassified as a component of short-term debt.

(iv)  Other balance sheet classification differences

Under French GAAP, the consolidated balance sheets do not make the distinction between current and non-current items. Such distinction is required for a U.S. GAAP presentation.

Under French GAAP, deposits on capital leases have been presented as an offset of the related lease obligation. These deposits (€ 494.9 million, €282 million and €277 million as of March 31, 2005, 2004 and 2003, respectively) has been reclassified as financial assets for U.S. GAAP presentation.

Under French GAAP, as described in note 23.1, debt linked to sales with reservation of title are classified as long-term loans. Under US GAAP, these transactions have been treated as sales capital-leaseback transactions and the corresponding debt of € 609.5 million, €596.0 million, and €635.6 million respectively As of March 31, 2005, 2004 and 2003 have been reclassified to “Obligations under capital leases”.

In connection with the perpetual subordinated loan securities as described in note 23.2 of the primary consolidated financial statements, the Company did pay deposits for an amount of €194 million. Under French GAAP, such deposits are accounted for as a reduction of the related long-term debt as of March 31, 2004 and 2003.

Under U.S. GAAP, and under the provisions of FIN 39, Offsetting of Amounts Related to Certain Contracts the Company does not offset the deposits and the related long-term debt. One of the perpetual subordinated notes came to maturity during the year ended March 31, 2005. Therefore, the remaining deposits of € 98.7 million have been reclassified under the caption “Perpetual subordinated loan deposit” of the balance sheet and the related long-term debt has been increased by a similar amount.

Additionally, a provision for slow moving inventory, which was accounted for as a provision for liabilities and charges under French GAAP as of March 31, 2003 for an amount of €14 million, has been reclassified as a reduction of inventory under U.S. GAAP. Such provision was appropriately classified under French GAAP as of March 31, 2004 and March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

36  Reconciliation to U.S. GAAP

The following is a summary of the required adjustments to the consolidated income statements for the years ended March 31, 2005, 2004 and 2003 and to the stockholders’ equity at March 31, 2005, 2004 and 2003, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1)  Reconciliation

(a)  Reconciliation of net income (loss)

	Year Ended March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Net income as reported in the Consolidated Income Statements	455.5	351.2	92.7	120.5
(a) Business combination	72.5	55.9	(2.5)	(13.2)
(a) Goodwill amortization	45.8	35.3	35.3	35.1
(b) Impairment of long-lived assets	—	—	3.4	53.9
(c) Marketable securities	6.6	5.1	(2.0)	—
(d) Consolidation	—	—	—	—
(e) Equity method	51.5	39.7	28.5	—
(f) Provisions	(7.9)	(6.1)	(0.1)	(10.1)
(g) Stock-based compensation	(120.0)	(92.5)	(24.2)	(24.8)
(h) Treasury stock	1.0	0.8	(7.5)	10.3
(i) Sale-leaseback transactions	3.5	2.7	(19.9)	29.4
(j) Accounting for leases	2.1	1.6	12.6	29.9
(k) Accounting for maintenance	7.0	5.4	24.5	(40.9)
(l) Restitution cost	(8.6)	(6.6)	(37.9)	26.9
(m) Pensions and post-retirement benefits	15.6	12.0	(1.1)	(5.9)
(n) Derivative instruments and hedging activities	892.0	687.8	158.6	(31.2)
(o) Other derivatives instruments	—	—	(11.4)	11.4
(p) Revenue recognition	23.5	18.1	(25.7)	(3.1)
(q) Credit memos and related aircraft depreciation	3.9	3.0	9.7	(12.7)
(r) Others	1.6	1.2	—	—
(s) Accounting for income taxes	(70.4)	(54.3)	(15.7)	(13.5)
(t) Tax effect of the above adjustments	(393.9)	(303.7)	(44.5)	(7.7)
Minority interests	(2.3)	(1.8)	—	—

Net income according to U.S. GAAP	978.9	754.8	172.8	154.3

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)  Reconciliation of Stockholders’ equity

	At March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Stockholders’ equity as reported in the Consolidated Balance Sheets, after appropriation	6,692.8	5,160.6	4,062.4	3,993.7
(a) Business combinations	(232.9)	(179.6)	4.9	7.4
(a) Goodwill amortization	184.7	142.4	106.7	71.8
(b) Impairment of long-lived assets	(3.5)	(2.7)	(2.8)	(6.2)
(c) Marketable securities	(3.2)	(2.5)	(5.1)	(13.5)
(d) Consolidation	—	—	—	—
(e) Equity method	(20.5)	(15.8)	(57.1)	(85.6)
(f) Provisions	10.4	8.0	14.1	14.2
(g) Stock based compensation	—	—	—	—
(h) Treasury stock	(64.6)	(49.8)	(18.7)	(11.2)
(i) Sale-leaseback transactions	(95.8)	(73.9)	(76.6)	(56.7)
(j) Accounting for leases	20.9	16.1	14.4	1.8
(k) Accounting for maintenance	(91.0)	(70.2)	(75.6)	(100.1)
(l) Restitution cost	336.0	259.1	265.6	303.5
(m) Pensions and post-retirement benefits	2.3	1.8	51.3	49.6
(n) Derivative instruments and hedging activities	1,376.3	1,061.2	152.6	(24.1)
(o) Other derivatives instruments	—	—	(31.9)	(20.5)
(p) Revenue recognition	(19.5)	(15.0)	(33.1)	(7.4)
(q) Credit memos and related aircraft depreciation	(98.8)	(76.2)	(79.3)	(89.0)
(r) Others	1.6	1.2	—	—
(s) Accounting for income taxes	(174.3)	(134.4)	(80.1)	(64.4)
(t) Tax effect of the above adjustments	(303.3)	(233.9)	(88.2)	(34.5)
Minority interests	(23.0)	(17.7)	—	—

Stockholders’ equity according to U.S. GAAP	7,494.4	5,778.7	4,123.5	3,928.8

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(2)  U.S. GAAP financial information

(a)  Consolidated income statements

	Years ended
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Net sales	24,727.6	19,066.7	12,295.6	12,669.2
Salaries and related costs	(7,729.1)	(5,959.7)	(4,161.3)	(3,962.7)
Depreciation and amortization	(1,960.8)	(1,511.9)	(1,068.3)	(1,079.4)
Aircraft fuel	(3,440.5)	(2,652.9)	(1,302.2)	(1,381.7)
Landing fees and other rents	(2,617.5)	(2,018.3)	(1,342.5)	(1,361.8)
Aircraft maintenance materials and outside repairs	(1,030.1)	(794.3)	(548.7)	(664.3)
Aircraft rent	(749.2)	(577.7)	(411.2)	(467.2)
Other selling expenses	(1,393.3)	(1,074.3)	(1,050.6)	(1,156.9)
Passenger service	(1,894.6)	(1,460.9)	(1,043.1)	(1,103.7)
Asset writedowns, restructuring and related items, net	(26.6)	(20.5)	(12.7)	(14.9)
Other operating expenses	(2,065.3)	(1,592.5)	(1,164.1)	(1,301.7)
French government grant	—	—	—	17.7

Income from operations	1,820.6	1,403.7	190.9	192.6
Interest income (expense)	(412.7)	(318.2)	(149.4)	(170.3)
Interest income and other financial income, net	(51.4)	(39.6)	130.8	106.5
Gain on sale of stock in subsidiaries	87.0	67.1	4.8	4.3

Income before taxes, minority interests and share in net income of equity affiliates	1,443.5	1,113.0	177.1	133.1
Income tax (expense) income	(579.5)	(446.8)	(65.8)	(10.5)
Share in net income of equity affiliates	97.9	75.5	56.2	28.2
Minority interests	17.0	13.1	5.3	3.5

Net income	978.9	754.8	172.8	154.3

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)   Earnings per share under U.S. GAAP

In accordance with SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. The computation and reconciliation of basic and diluted earnings per share for the years ended March 31, 2005, 2004 and 2003 prepared in accordance with U.S. GAAP is as follows:

	Year ended March 31,
	2005	2005	2004		2003
			(Restated	)	(Restated	)
	(in $ million except shares and per share data)(1)	(in € million except shares and per share data)
Numerator
Net income according to U.S. GAAP	978.9	754.8	172.8		154.3
Denominator (share amounts)
Weighted average number of shares outstanding – basic	258,705,143	258,705,143	216,909,488		217,269,052
Weighted average number of shares outstanding – diluted	258,895,004	258,895,004	216,909,488		217,269,052
Basic earnings per share
Net earnings per share according to U.S. GAAP	3.78	2.92	0.80		0.71
Diluted earnings per share
Net earnings per share according to U.S. GAAP	3.78	2.92	0.80		0.71

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)  Statement of other comprehensive income

The following information presents the statement of other comprehensive income as required by SFAS No. 130. The components of other comprehensive income have been presented after adjustment to U.S. GAAP.

	Year ended March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Net income under U.S. GAAP	978.9	754.8	172.8	154.3
Other comprehensive income:
Foreign currency translation adjustments	—	—	(12.0)	(16.0)
Unrealized gains / losses on available-for-sale securities	(3.2)	(2.5)	10.3	(8.4)
Minimum pension liabilities adjustments	(79.1)	(61.0)	(4.3)	(79.6)
Derivative instruments	279.0	215.1	18.1	1.1
Tax effect on the above adjustments	(65.7)	(50.6)	(6.8)	29.4

Comprehensive income according to U.S. GAAP	1,109.9	855.8	178.1	80.8

Note

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $ 1.2969 on March 31, 2005.

Tax effect on other comprehensive income items of each of the individual items was as follows:

	Year ended March 31,
	2005	2004	2003
		(Restated)	(Restated)
Foreign currency translation adjustments	—	—	—
Unrealized gains / losses on available-for-sale securities	0.5	(2.0)	1.6
Minimum pension liabilities adjustments	19.7	1.5	28.2
Derivative instruments	(70.8)	(6.4)	0.4

	(50.6)	(6.8)	29.4

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following table presents the accumulated balances, net of tax, of each item of other comprehensive income.

	Minimum liability adjustment	Foreign currency translation adjustment	Unrealized gains/ losses on available for sale securities	Derivatives instruments	Tax effect	Total
	(in € million)
Year ended March 31, 2003
Balance beginning of the year	(38.4)	19.0	0.9	(33.0)	25.1	(26.4)
Current period change	(79.6)	(16.0)	(8.4)	1.1	29.4	(73.5)

Balance end of the year	(118.0)	3.0	(7.5)	(31.9)	54.5	(99.9)

Year ended March 31, 2004
Balance beginning of the year	(118.0)	3.0	(7.5)	(31.9)	54.5	(99.9)
Current period change	(4.3)	(12.0)	10.3	18.1	(6.8)	5.3

Balance end of the year	(122.3)	(9.0)	2.8	(13.8)	47.7	(94.6)

Year ended March 31, 2005
Balance beginning of the year	(122.3)	(9.0)	2.8	(13.8)	47.7	(94.6)
Current period change	(61.0)	—	(2.5)	215.1	(50.6)	101.0

Balance end of the year	(183.3)	(9.0)	(0.3)	201.3	(2.9)	6.4

(d)  Statement of changes in stockholders’ equity in accordance with U.S. GAAP:

	Common stock	Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumul- ated other compreh- ensive income (loss)	Treasury stock	Total stockholders’ equity	Minority interests	Total stockholders’ equity and minority interests
	(in € million)
Balance at March 31, 2002 (Restated)	1,868.0	586.0	(132.7)	1,602.5	(26.4)	(24.1)	3,873.3	143.6	4,016.9
Net change in treasury stock	—	—	—	—	—	(22.1)	(22.1)	—	(22.1)
Dividends paid	—	—	—	(28.0)	—	—	(28.0)	(2.0)	(30.0)
Other changes	—	—	—	(0.6)	—	—	(0.6)	—	(0.6)
Net income (loss)	—	—	—	154.3	—	—	154.3	(3.5)	150.8
Other comprehensive income (loss)	—	—	—	—	(73.5)	—	(73.5)	(12.6)	(86.1)
Deferred compensation	—	(0.9)	26.3	—	—	—	25.4	—	25.4
Balance at March 31, 2003 (Restated)	1,868.0	585.1	(106.4)	1,728.2	(99.9)	(46.2)	3,928.8	125.5	4,054.3
Net change in treasury stock	—	(3.8)	—	—	—	28.1	24.3	—	24.3
Dividends paid	—	—	—	(17.0)	—	—	(17.0)	(3.0)	(20.0)
Other changes	(10.2)	(5.7)	—	1.0	—	—	(14.9)	(20.9)	(35.8)
Net income (loss)	—	—	—	172.8	—	—	172.8	(5.4)	167.4
Other comprehensive income (loss)	—	—	—	—	5.3	—	5.3	(7.5)	(2.2)
Deferred compensation	—	(0.8)	25.0	—	—	—	24.2	—	24.2
Balance at March 31, 2004 (Restated)	1,857.8	574.8	(81.4)	1,885.0	(94.6)	(18.1)	4,123.5	88.7	4,212.2
Issuance of common stock	422.2	309.4	—	—	—	—	731.4		731.4
Contribution of assets	—	(206.0)	—	206.0	—	—	—	—	—
Exchange offer costs	—	(16.8)	—	—	—	—	(16.8)	—	(16.8)
Net change in treasury stock	—	—	—	—	—	(13.9)	(13.9)	—	(13.9)
Dividends paid	—	—	—	(17.0)	—	—	(17.0)	(1)	(18.0)
Other changes	(3.4)	(4.9)	—	29.0	—	—	20.7	11.1	31.8
Net income (loss)	—	—	—	754.8	—	—	754.8	1.6	756.4
Other comprehensive income (loss)	—	—	—	—	101.0	—	101.0	4.3	105.3
Deferred compensation	—	249.6	(154.6)	—	—	—	95.0	—	95.0
Change in scope	—	—	—	33.8	—	(33.8)	—	12.5	12.5
Balance at March 31, 2005	2,276.4	906.1	(236.0)	2,891.6	6.4	(65.8)	5,778.7	117.2	5,895.9

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(e)  Summarized balance sheet in accordance with U.S. GAAP:

	At March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Cash and cash equivalents	3,242.3	2,500.0	1,804.5	958.6
Short-term investments	118,7	91.5	93.4	282.2
Accounts receivables, net of an allowance for uncollectible amount of € 102.2 million, € 93.9 million and €89.0 million at March 31, 2005, 2004 and 2003, respectively	2,945.4	2,271.1	1,649.5	1,432.4
Income tax receivable	8.2	6.3	4.6	5.1
Inventories, net of an allowance for obsolescence of € 103.3 million, € 48.5 million and €78.9 million at March 31, 2005, 2004 and 2003 respectively	489.7	377.6	149.3	205.1
Deferred income taxes	—	—	—	—
Pension prepaid expenses	1,966.0	1,515.9	25.4	47.8
Prepaid expenses and other	1,330.4	1,025.8	1,060.5	829.8

Total current assets	10,100.7	7,788.2	4,787.2	3,761.0
Flight equipment	13,483.7	10,396.9	8,660.1	9,055.3
Accumulated depreciation	(5,997.8)	(4,624.7)	(3,414.7)	(3,503.3)

Flight equipment, net	7,485.9	5,772.2	5,245.4	5,552.0
Flight and ground equipment under capital lease	9,280.9	7,156.2	3,601.3	3,421.9
Accumulated depreciation	(3,792.9)	(2,924.6)	(1,349.9)	(1,118.0)

Flight and ground equipment under capital lease, net	5,488.0	4,231.6	2,251.4	2,303.9
Ground equipment	5,011.9	3,864.5	2,242.1	2,253.1
Accumulated depreciation	(3,180.0)	(2,452.0)	(1,462.6)	(1,456.0)

Ground property and equipment, net	1,831.9	1,412.5	779.5	797.1
Investment in equity affiliates	654.3	504.5	336.4	308.9
Investments in debt and equity securities	72.4	55.8	50.3	45.2
Deferred income taxes	226.4	174.6	41.5	115.4
Lease Deposits	720.2	555.3	352.7	350.3
Perpetual subordinated loan deposit	128.0	98.7	194.0	194.0
Long term financial assets related to derivatives	2,206.1	1,701.1	101.2	63.2
Other non-current assets	698.5	538.6	112.4	105.3
Intangible assets	363.5	280.3	37.1	40.9
Goodwill	375.3	289.4	285.9	287.3

Total non-current assets	20,250.5	15,614.6	9,787.8	10,163.5

Total assets	30,351.2	23,402.8	14,575.0	13,924.5

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	At March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Current maturities of long-term debt	498.9	384.7	603.2	501.0
Short-term obligations	339.7	261.9	288.1	415.6
Current obligations under capital leases	936.4	722.0	196.0	316.4
Trade payables	2,466.3	1,901.7	1,221.9	1,371.3
Deferred revenue on ticket sales	2,147.7	1,656.0	1,007.9	900.9
Taxes payable	10.1	7.8	20.9	4.9
Accrued salaries, related benefits and employee related liabilities	959.1	739.5	485.8	452.4
Deferred tax liability – current	—	—	—	—
Other current liabilities	3,384.4	2,609.7	1,482.6	1,228.9

Total current liabilities	10,742.6	8,283.3	5,306.4	5,191.4

Long-term debt	3,653.8	2,817.3	1,899.4	1,674.2
Obligations under capital leases less current obligations	6,207.4	4,786.3	2,234.2	2,113.5
Pension liabilities	1,049.5	809.2	591.2	559.1
Provisions	327.2	252.3	54.7	133.5
Other non-current liabilities	44.9	34.6	167.8	98.5
Deferred tax liabilities – non-current	679.4	523.9	109.1	100.0

Total non-current liabilities	11,962.2	9,223.6	5,056.4	4,678.8

Total liabilities	22,704.8	17,506.9	10,362.8	9,870.2

Minority interests	152.0	117.2	88.7	125.5
Stockholders’ equity	7,494.4	5,778.7	4,123.5	3,928.8

Total liabilities and stockholders’ equity	30,351.2	23,402.8	14,575.0	13,924.5

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

(f)  Cash flow statement

The cash flow statement prepared under French GAAP and presented in the primary financial statements does not conform to the requirements of International Accounting Standard No.7, Cash flow Statements (“IAS 7”), or Statement of Financial Accounting Standard No. 95, Cash Flow Statement (“SFAS 95”).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following cash flow statement is prepared in accordance with SFAS 95:

		Year ended March 31,
	2005	2005	2004	2003
			(Restated)	(Restated)
	(in $ million)(1)	(in € million)
Cash flows from operating activities:
Net income (loss)	978.9	754.8	172.8	154.3
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,960.8	1,511.9	1,034.8	1,079.4
Addition to the restructuring provision, net	(36.5)	(28.2)	(5.2)	3.2
Other provisions	(119.6)	(92.2)	(58.4)	(19.0)
Deferred income taxes	569.0	438.7	75.9	2.2
Dividends (less than) in excess of equity income	(73.0)	(56,3)	(44.6)	(16.3)
Impact of exchange rate	187.4	144.5	(31.5)	(97.8)
Loss (gain) from sale of assets, net	(62.6)	(48.3)	7.4	(66.5)
Loss (gain) from sale or investments, net	(87.0)	(67,1)	(4.8)	(4.3)
Change in certain current assets and liabilities	(951.9)	(734.0)	(50.4)	(139.8)
Other	(33.6)	(25.9)	(19.8)	5.1

Net cash provided by operating activities	(2,331.7)	1,797.9	1,076.2	900.5

Cash flows from investing activities
Flight equipment additions	(2,019.2)	(1,557.0)	(791.7)	(1,135.0)
Deposit on capital and operating leases	(34.5)	(26.6)	(2.4)	(13.6)
Other tangible and intangible assets additions	(483.1)	(372.5)	(262.1)	(262.6)
Proceeds from sales of flight equipment	182.0	140.4	398.4	386.3
Proceeds from sales of investments	144.4	111.4	15.6	7.6
Acquisition of non consolidated investments	(89.1)	(68.7)	(11.5)	(45.8)
Cash and cash equivalent of KLM Group at the closing date of the Exchange Offer	703.4	542.4	—	—
Decrease (increase) in short-term investments	213.5	164.6	184.9	(88.4)

Net cash provided by (used in) investing activities	(1,382.5)	(1,066.0)	(468.8)	(1,151.5)

Cash flow from financing activities
Payments on long-term debt	(450.8)	(347.6)	(387.0)	(765.8)
Payments on capital lease obligations	(532.2)	(410.3)	(189.9)	(502.7)
Cash dividends	(31.3)	(24.1)	(24.6)	(34.3)
Issuance of long-term debt	987.5	761.4	994.8	1,094.5
Increase (decrease) in short-term debt	(34.0)	(26.2)	(127.6)	44.0
Reduction of minority interests	(13.7)	(10.6)	(10.3)
Treasury stock	(18.0)	(13.9)	24.3	(22.1)
Proceeds in loans	(96.3)	(74.3)	(39.2)	(49.2)
Repayment in loans	148.5	114.5	4.9	9.7

Net cash provided by (used in) financing activities	(40.3)	(31.1)	245.4	(225.9)

Impact of exchange rate	(6.8)	(5.3)	(6.9)	(2.0)
Net (decrease) increase in cash and cash equivalents	902.0	695.5	845.9	(478.9)
Cash and cash equivalents beginning of the year	2,340.3	1,804.5	958.6	1,437.5

Cash and cash equivalents at year end	3,242.3	2,500.0	1804.5	958.6

Supplemental disclosures of cash paid
Cash paid for income taxes	(31.3)	(24.1)	(6.4)	(2.9)
Cash paid for net interest	(333.2)	(256.9)	126.4	(131.5)
Change in certain current assets and liabilities
(Increase) decrease in inventories	(22.2)	(17.2)	50.6	47.5
(Increase) decrease in receivables	54.5	42.0	(208.4)	95.3
(Increase) decrease in other current assets and other current liabilities, net	(1,389.5)	(1,071.4)	273.9	(109.5)
Increase (decrease) in trade payables	405.4	312.6	(166.5)	(173.1)

Note:

(1)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of the Federal Reserve Bank of New York of €1 = $1.2969 on March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company does not have significant non-cash transactions related to capital leases. Aircraft financed through capital leases are first purchased by the Company and subsequently sold and leased back.

37  Specific U.S. GAAP disclosures

All the notes hereafter include U.S. GAAP figures with the exception of notes (4), (11), (18) and (21), which are based on French GAAP figures.

(1)  Acquisition of KLM

(a)  Condensed balance sheet disclosing the amount assigned to each major asset and liability caption of KLM under US GAAP at the acquisition date

Fair value at May 1st, 2004
In € million
Intangible Assets	270.2
Tangible assets	2,722.0
Investment in equity investees	121.7
Other long-term investments	568.7
Pension asset	1,353.0
Inventories	200.3
Receivables	719.6
Cash and Cash equivalents	685.1
Deferred tax assets	161.4
Provisions for risks	(259.8)
Long-term debt	(4,152.7)
Deferred tax liability	—
Other assets and liabilities	(1,617.2)

Net assets acquired	772.3

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)  Pro forma information

The following unaudited pro forma information is presented, for comparative purposes, as though the public offer and the transactions described in the note 3 to the consolidated financial statements had taken place on April 1, 2004 (in the case of the pro forma statement of income for the year ended March 31, 2005) and April 1, 2003 (in the case of pro forma statement of income for the year ended March 31, 2004).

Pro forma financial information is not necessarily indicative of the future results of Air France-KLM or of the financial condition of the combined entities that would have been achieved had the transactions described in the Notes been consummated on the dates used as the basis for the preparation of Air France-KLM’s pro forma income statement.

	Air France-KLM Proforma March 31, 2005 Unaudited	Air France-KLM Pro forma March 31, 2004 Unaudited
Net sales	19,555.7	18,172.6
Income from operations	1,426.7	558.6
Net income	766.8	357.7

Pro forma weighted average share outstanding:
Basic	2.96	1.35
Diluted	2.96	1.35
Pro forma earnings per share
Basic	2.92	1.35
Diluted	2.92	1.35

(2)  Pension and post-retirement benefits other than pension plans

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

The Company’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as services rendered.

Fair values are used to determine the market value of fund assets.

Modifications of pension plans are amortized over the expected average future service lives of the related employees.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Obligations and Funded Status

Disclosures in accordance with SFAS 132 (Revised 2003) of Obligations and Funded Status and based on SFAS 87 calculations are as follows:

	Pension benefits			Other benefits
	Year Ended March 31,
	2005	2004	2003	2005	2004	2003
	In euros million
Change in benefit obligation
Benefit obligation at beginning of year	1,659.1	1,540.6	1,476.7	24.1	26.5	28.7
Service cost	281.5	34.3	42.1	4.2	2.2	1.4
Interest cost	445.2	80.8	78.5	6.4	1.3	1.4
Employees’ contributions	32.0	1.6	2.1	—	—	—
Plan amendments	16.0	25.5	5.9	—	—	—
Business combinations	7.533.4	1.9	9.1	99.0	(0.5)	—
Settlements	(1.3)	(2.4)	(4.8)	—	—	—
Benefits paid	(348.1)	(94.6)	(91.3)	(8.3)	(5.1)	(0.6)
Actuarial loss (gain)	706.1	80.8	57.4	16.7	0.1	1.5
Other	(18.8)	(9.4)	(35.1)	(0.5)	(0.4)	(5.9)

Benefit obligation at end of year	10,305.1	1,659.1	1,540.6	141.6	24.1	26.5

	Pension benefits			Other benefits
	Year Ended March 31,
	2005	2004	2003	2005	2004	2003
	In euros million
Change in plan assets
Fair value of plan assets at beginning of year	1,022.7	987.6	1,082.0	0.5	1.2	1.5
Actual return on plan assets	912.6	127.3	(12.0)	—	0.1	—
Employers’ contributions	260.6	8.4	30.8	0.1	(0.6)	0.8
Employees’ contributions	32.0	1.7	2.1	—	—	—
Business combinations	8,912.2	1.6	7.5	—	(0.2)	—
Settlements	—	(1.7)	(5.4)	—	—	—
Benefits paid	(345.1)	(91.4)	(91.3)	—	0.1	(0.6)
Other (foreign currency translation)	(14.4)	(10.8)	(26.1)	(0.1)	(0.1)	(0.5)

Fair value of plan assets at end of year	10,780.6	1,022.7	987.6	0.5	0.5	1.2

Funded status	475.5	(636.4)	(553.0)	(141.1)	(23.6)	(25.3)
Unrecognized actuarial losses	516.6	198.0	191.7	17.9	2.3	2.2
Unrecognized transition obligation (asset)	(8.1)	(11.1)	(14.0)		—	—
Unrecognized prior service cost	40.0	27.3	5.1	—	—	—

Prepaid (accrued) pension cost	1,024.0	(422.2)	(370.2)	(123.2)	(21.3)	(23.1)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Amounts recognized in the consolidated balance sheet consist of:

	Pension benefits			Other benefits
	At March 31,
	2005	2004	2003	2005	2004	2003
	In euros million
Accrued benefit liability (excluding Minimum Liability Adjustments “MLA”)	(491.9)	(447.6)	(418.0)	(123.2)	(21.3)	(23.1)
MLA	(183.8)	(122.3)	(118.0)		—	—

Prepaid benefit cost	1,515.9	25.4	47.8		—	—

Net amount prepaid (accrued) for under U.S. GAAP	840.2	(544.5)	(488.2)	(123.2)	(21.3)	(23.1)

Intangible assets	—	—	—	—	—	—
Accumulated other comprehensive income	183.8	122.3	118.0		—	—

Net amount recognized	1,024.0	(422.2)	(370.2)	(123.2)	(21.3)	(23.1)

The net accruals accounted for as of March 31, 2005, 2004 and 2003 in the consolidated balance sheets prepared under French GAAP can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits
	At March 31,
	2005	2004	2003	2005	2004	2003
	In euros million
Net amount prepaid (accrued) for under U.S. GAAP	840.2	(544.5)	(488.2)	(123.2)	(21.3)	(23.1)
Excess funding of plans recognized in income only when paid back to the companies	(452.0)	—	—	—		—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	(185.6)	(173.5)	(174.4)	—		6.8
MLA	183.8	122.3	118.0	—	—	—

Net amount prepaid (accrued) for in consolidated financial statements under French GAAP	386.4	(595.7)	(544.6)	(123.2)	(21.3)	(16.3)
Accrued	(670.9)	(614.1)	(564.1)	(123.2)*	(21.3)	(16.3)
Prepaid	1057.3	18.4	19.5	—	—	—

*	In which € 99 million were classified in other provisions for KLM post-retirement medical benefits under French GAAP

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Year Ended March 31,
	All plans			Plans with an Accumulated Benefit Obligation in excess of plan asset
	2005	2004	2003	2005	2004	2003
Projected benefit obligation	10,305.1	1,659.1	1,540.6	2,026.3	1,579.9	1,439.2
Accumulated benefit obligation	9,004.0	1,485.9	1,393.3	1,792.6	1,409.9	1,296.7
Fair value of plan assets	10,780.6	1,022.7	987.6	1,131.8	922.5	862.9

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Components of Net Periodic Benefit Cost

	Pension benefits			Other benefits
	For the year ended March 31,
	2005	2004	2003	2005	2004	2003
Components of net periodic benefit cost
Service cost	281.5	34.3	42.1	4.2	2.2	1.5
Interest cost	445.2	80.8	78.5	6.4	1.4	1.4
Expected return on plan assets	(531.3)	(56.5)	(67.2)	—	(0.1)	(0.1)
Amortization of transition obligation/(asset)	(3.0)	(2.7)	(2.8)	—	—	—
Amortization of prior service cost	3.7	2.1	0.3	—	—	—
Amortization of unrecognized actuarial (gain) loss	5.6	4.4	0.2	1.1	—	—
Other	(4.0)	(0.7)	—	1.6	—	—

Net periodic benefit cost	197.7	61.7	51.1	13.3	3.5	2.8

Annual cost under French GAAP for all defined benefits plans is € 282 million, € 64 million and € 48 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Assumptions

Actuarial assumptions have been determined by the Company with the assistance of actuaries on a country by country basis and company by company.

	Euro zone
	Pension benefits			Other benefits
	2005	2004	2003	2005	2004	2003
Weighted-average assumptions as of March 31
Discount rate	4.50%	5.00%	5.25%	4.50%	5.25%	5.5%
Rate of compensation increase	5.20%	3.4%	3.4%	2.00%	—	—
Expected return on plan assets	5.30%	5.7%	5.9%	—	—	—

	USA – CANADA
	Pension benefits			Other benefits
	2005	2004	2003	2005	2004	2003
Discount rate	6.5%	6.3%	6.6%	6.3%	—	—
Rate of compensation increase	4.0%	2.9%	3.3%	5.0%	—	—
Expected return on plan assets	7.0%	7.4%	7.5%	—	—	—
Medical trend				8.5%	—	—
Sensitivity to medical trend 1% on APBO				5.0	—	—

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Rest of Europe Pension benefits			Asia Pension benefits
	2005	2004	2003	2005	2004	2003
Weighted-average assumptions as of March 31
Discount rate	5.3%	5.4%	5.5%	1.9%	2.0%	2.0%
Rate of compensation increase	4.6%	4.7%	4.5%	2.0%	2.6%	2.8%
Expected return on plan assets	7.3%	7.0%	6.5%	4.8%	6.0%	5.3%

The expected long term rate of return on Plans assets is based primarily on Plan-specific asset/liability investment studies performed by outside consultants and recent and historical returns on the Company Plans’ assets

Plan Assets

	Year Ended March 31,
	2005	2004
Asset category
Government and Corporate bonds	50%	59%
Equity securities	37%	28%
Real estate	10%	8%
Short-term investments	2%	5%
Other	1%	—

Total	100%	100%

Equity securities do not include the Company’s common stock.

Cash Flows

Contributions

The Company expects to contribute € 308 million to its pension plans for the fiscal year ending March 31, 2006.

Estimated Future Benefit Payments

The following benefit payments which reflect expected future service, as appropriate, are expected to be paid (in € million):

Pension benefits
2006	349
2007	370
2008	392
2009	412
2010	432
2011-2015	2,418

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(3)  Income taxes

(a)  Deferred tax balances:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2005, 2004, and 2003, are presented below:

	At March 31,
	2005	2004	2003
		(restated)
		(in € million)
Tax losses carried forward	606.2	504.8	368.2
Accrued pension and retirement obligation	226.0	190.6	174.4
Flight equipment, other property and equipment	655.1	20.6	31.9
Internal capital gain	29.6	65.9	77.9
Deferred gains on sale and lease back transactions	25.4	27.1	18.1
Derivatives	—	—	8.4
Other	88.0	38.3	34.0
Deferred tax assets	1,630.3	847.3	712.9
Less: valuation allowance	(277.2)	(107.8)	(117.4)
Deferred tax assets, net of valuation allowance	1,353.1	739.5	595.5
Netting by tax grouping or by legal entity	(1,178.5)	(698.1)	(480.1)
Deferred tax assets	174.6	41.5	115.4
Intangible assets (note 35 (a) on business combination)	67.2	—	—
Flight equipment, other property and equipment (due to depreciation differences)	353.6	366.9	387.9
Prepaid pension and retirement	445.7	—	—
Derivatives	361.6	53.4	—
TSDI	87.2	80.1	64.4
Equity investments	53.5	—	—
Other provisions	328.0	299.0	122.0
Other	5.6	7.8	5.8
Gross deferred tax liabilities	1,702.4	807.2	580.1
Netting by tax grouping or by legal entity	(1,178.5)	(698.1)	(480.1)
Deferred tax liability	523.9	109.1	100.0

Net deferred tax asset (liability)	(349.3)	(67.7)	15.4

The valuation allowance was €187.9 million as of April 1, 2002. During the years ending March 31, 2003, 2004 and 2005, the valuation allowances increased/(decreased) by €(70.5) million, €(9.6) million and €169.4 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

benefits of these deductible differences, net of the existing valuation allowances at March 31, 2005. At March 31, 2005, the existing valuation allowance corresponds to the deferred tax asset of an entity which is in a three year cumulative tax loss position and which has recently joined the Air France - KLM French tax group and to the limitation of the deferred tax asset recognized in relation to KLM’s negative goodwill allocation (see note 35 (a)).

At March 31, 2005, based upon past earnings and continuing profitability forecasted by management, the future taxable income of the tax group, taken as a whole, was more likely than not to absorb the group deferred tax assets at March 31, 2005 with the exception of the remaining valuation allowance mentioned in the preceding paragraph.

(b)  Income before tax, minority interests and share in net income of equity affiliates

	Year ended March 31,
	2005	2004	2003
		(in € million)
France	793.8	195.1	149.7
Foreign	319.2	(18.0)	(16.6)

Income before tax, minority interests and share in net income of equity affiliates	1,113.0	177.1	133.1

(c)  Tax benefit (expense)

	Year ended March 31,
Corporate income taxes	2005	2004	2003
		(restated)
		(in € million)
Current
Domestic	(7.3)	(22.5)	(6.5)
Foreign	(0.7)	32.6	(1.8)
Total current tax benefit/(expense)	(8.0)	10.1	(8.3)
Deferred
Domestic	(328.2)	(81.4)	(12)
Foreign	(110.6)	5.5	9.8
Total deferred tax expense	(438.8)	(75.9)	(2.2)

Total income tax expense	(446.8)	(65.8)	(10.5)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(d)  Effective income tax rate reconciliation

	Year end March 31,
	2005	2004	2003
		(Restated)
	(in € million)
Income (loss) before taxes, minority interests and share in net income of equity affiliates	1,113.0	177.1	133.1
Income tax rate	34.9%	35.4%	35.4%

Expected tax charge	(388.8)	(62.7)	(47.1)

Impact of:
Permanent differences	(32.9)	(41.9)	(19.5)
Of which movement in valuation allowance on investments in subsidiaries	(1.3)	(21.2)	13.5
Of which stock based compensation	(32.3)	(8.6)	(8.8)
Net change in valuation allowance	7.2	4.5	57.0
Difference in taxation rates	27.3	8.9	5.0
Change in enacted tax rate	(19.4)	—	—
Settlement of tax dispute	—	33.0	—
Equity investments	(47.2)	—	—
Other	7.0	(7.6)	(5.9)

Actual provision for income tax	(446.8)	(65.8)	(10.5)

Effective tax rate	40.1%	37.2%	7.9%

(e)  Tax losses carry forward maturities

The total of recognized and unrecognized basis of tax loss carry forwards amounts to € 1,626.4 million as of March 31, 2005. In accordance with Article 89 of the French Finance Law (loi de finances) for 2005, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(4)  Combined information concerning subsidiaries consolidated using the proportionate consolidation method

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

Year ended March 31, 2005
(in € million)
Balance Sheet data
Non-current assets	0.4
Current assets	6.0
Equity	(0.6)
Current liabilities	7.0
Income statement data
Net sales	18.8
Income from operations	0.4
Net result	(0.1)
Cash flow data
Cash flow from operating activities	0.9
Cash flow from investing activities	0.3
Cash flow from financing activities	(1.1)

(5)  Other information about affiliates

The carrying value of the Company’s stake in listed equity affiliates was as follows at March 31, 2005:

	% interest	Net value	Market value
		(in € million)
Amadeus	23.36%	310.0	1,003.5
Alpha Airport	26.21%	37.0	64.0
Kenya Airways	26.00%	30.8	29.9

In addition dividends received for the year ended March 31, 2005 from equity affiliates amounted to € 12 million (€ 18 million and €12 million for the years ended March 31, 2004 and 2003).

(6)  Use of estimates in the preparation of financial statements

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

(7)  Advertising costs

We expense advertising costs as other selling expenses in the year incurred. Advertising expense was € 129 million, €91 million and €113 million for the years ended March 31, 2005, 2004 and 2003, respectively.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(8)  Available-for-sale securities

At March 31, 2005, the Company’s cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale investment securities are as follows:

	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
	(in € million)
2005	22.8	1.4	(0.9)	23.3
2004	23.9	2.8	—	26.7
2003	27.9	1.0	(8.5)	20.4

The change in the net unrealized gains or losses on available for sale securities that have been included in a separate component of stockholders’ equity for 2005, 2004 and 2003 is an increase (decrease) of € (2.5) million, €10.3 million, and €(8.4) million, respectively. At March 31, 2005 available for sale securities at cost are comprised of Alitalia (€ 17.6 million), Austrian Airlines (€ 4.0 million) and Air Mauritius (€ 1.6 million).

Realized gains for securities held by the Company are determined using the average cost method. There were no realized gains for the years ended March 31, 2005, 2004 and 2003.

(9)  Stock options

Air France

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

The compensation cost recognized by the Company under U.S. GAAP amounted to € 23.3 million, €24.2 million and €24.8 million for the years ended March 31, 2005, 2004 and March 31, 2003, respectively (see note 35(g)).

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

KLM

Before the business combination with Air France-KLM, each member of the KLM’s management board and other key executives had been granted options subject to the law of the Netherlands to purchase KLM common shares. KLM had purchased the number of shares necessary for the employees to exercise their stock options.

In accordance with the framework agreement for the business combination of Air France and KLM, the stock options and stock appreciation rights of KLM outstanding prior to the execution of the business combination were changed on May 4, 2004 such that the option holder is entitled to purchase Air France-KLM shares and stock appreciation rights related to Air France-KLM shares.

The shares held by KLM for the exercise of the KLM options were therefore converted into Air France-KLM shares and transferred to a Foundation whose sole purpose is to hold these shares. As of March 31, 2005, the Foundation held 1,659,268 shares of Air France-KLM shares to be made available upon exercise of the stock options.

The fair value of €4.6 million as of March 31, 2005 of the stock options has been estimated based on the Black Scholes model using the following assumptions: expected stock price volatility of 30.3%, an expected option life of five years, a risk free interest rate ranging from 2.1% to 2.9% and expected dividend yield of 2.06%.

(10)  Disclosures of SFAS 142 adoption

The following table displays the changes in the carrying amount of goodwill under U.S. GAAP by reportable segment:

	Passenger	Cargo	Maintenance	Other	Total
	(in € million)
At April 1, 2002	279.9	—	—	5.4	285.3
Additions	3.1	—	1.2	0.1	4.4
Disposals	—	—	—	(0.1)	(0.1)
Translation adjustments	(2.3)	—	—	—	(2.3)
At April 1, 2003	280.7	—	1.2	5.4	287.3
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Translation adjustments	(1.4)	—	—	—	(1.4)
At March 31, 2004	279.3	—	1.2	5.4	285.9
Additions	—	—	—	3.7	3.7
Disposals	—	—	—	—	—
Translation adjustments	(0.2)	—	—	—	(0.2)
At March 31, 2005	279.1	—	1.2	9.1	289.4

Other intangible assets mainly consist of :

•  intangible assets recognized as a result of KLM’s business combination for a net amount of € 230.3 million at March 31, 2005

•  software and licenses for a total amount of € 50.0 million, €37.1 million and €40.9 million at March 31, 2005, 2004 and March 31, 2003, respectively. For the fiscal years ended March 31, 2005, 2004 and 2003, amortization expense related to those assets was approximately € 35.4 million €19.2 million and €19.0 million, respectively.

As of March 31, 2005, the amortization period for amortizable intangible assets acquired as part of KLM’s business combination ranges from 5 to 12 years. The related amortization expense for the next five coming years is estimated, on a yearly basis, at €9.9 million.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(11)  Related party transactions

Aggregate amounts due from / to and transactions with related parties as derived from the French GAAP accounts are as follows as of and for the years ended March 31, 2005, 2004 and 2003:

	At March 31,
	2005	2004	2003
		(in € million)
Assets
Accounts receivable-trade, net	79.9	222.9	27.2
Prepaid expenses and other current assets	—	1.3	63.1
Other non-current assets	13.6	14.3	8.4

Total assets	93.5	238.5	98.7

Liabilities
Accounts payable, trade	84.4	79.7	65.9
Other current liabilities	31.8	43.3	89.5
Long-term liabilities	—	—	1.0

Total liabilities	116.2	123.0	156.4

	Years ended March 31,
	2005	2004	2003
		(in € million)
Net sales	256.9	291.7	196.0
Landing fees and other rents	(517.6)	(477.9)	(444.8)
Other selling expenses	(42.0)	(42.8)	(38.4)
Passenger service	(37.4)	(36.3)	(33.8)
Other, net	(18.1)	(16.2)	11.2

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Total expenses incurred by the Company in connection with the above mentioned arrangements amounted to €446.2 million, €414.9 million and €443.7 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Defense Ministry

The Company entered in some arrangements with the French Defense Ministry to maintain certain of the French army aircraft. The net revenues derived from such arrangements amounted to €165.6 million, €204 million and €116.6 million for the years ended March 31, 2005, 2004 and 2003, respectively.

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

The expense incurred in connection with the above mentioned arrangement amounted to €112.0 million, €88.3 million, and €82.6 million for the years ended March 31, 2005, 2004 and March 31, 2003, respectively.

In addition, the company has entered into transactions with investments reported under the equity method under U.S. GAAP notably with Air Austral, Heathrow Cargo Handling, Air Chef and Opodo Limited. Transactions with these equity investments were not significant for the years ended March 31, 2005, 2004 and 2003, respectively.

(12)  Summarized combined balance sheet and income statement information of equity affiliates

Summarized financial information for equity affiliates are presented in Note 16. The table below presents balance sheet and income statement information for the Opodo investment which was accounted for under the cost method under French GAAP and under the equity method under U.S. GAAP as explained in note 35(e) until June 30, 2004. Opodo is now recorded at cost under both French and US GAAP.

The combined information for the entity that is proportionately consolidated under French GAAP is separately presented in note 37 (4).

(a)  Combined balance sheet information

	As of December 31,
	2003	2002
	(in € million)
Current assets	52.9	57.9
Long-term assets	17.6	1.9

Total assets	70.5	59.8

Current liabilities	37.6	28.7
Long-term liabilities	49.4	—
Total equity	(16.5)	31.1

Total liabilities and stockholders’ equity	70.5	59.8

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)  Combined income statement information

	Years ended December 31,
	2003	2002
	(in € million)
Sales	18.9	6.0
Loss from continuing operations	(65.5)	(88.8)
Net loss	(64.8)	(87.6)

(13)  Derivative instruments

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

Air France - KLM hedging policy consists in hedging the purchase price in U.S. Dollar of a portion of the Company’s fuel requirements. During the year ended March 31, 2005, Air France - KLM hedged 69 % of its dollar priced fuel requirements.

Interest rate hedging program

Air France - KLM is exposed to interest rate risk through its debt and cash. The Company’s interest rate exposure can be sub-divided into the following risks:

Fair value risk for fixed-rate financial assets and liabilities. By contracting a fixed-rate liability, for example, the company is exposed to an opportunity cost in the event of a fall in interest rates. Changes in interest rates impact the market value of fixed-rate assets and liabilities, leaving the associated financial income or expense unchanged.

Cash-flow risk for floating rate assets and liabilities. Changes in interest rates have little impact on the market value of floating-rate assets and liabilities, but directly influence the future income or expense flows of the company.

In accordance with the general policy established by Air France - KLM senior management, the company seeks to manage these two types of risks by entering into interest rate swaps. The Company corporate treasury department manages the financing by applying procedures established by management, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt.

Air France - KLM is exposed to credit risk in the event of a counterparty’s default. The Company attempts to limit the exposure to counterparty risk by rigorously selecting the counterparties with which it trades, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Foreign currency hedging program

Current Operations

Although Air France - KLM’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the U.S. dollar, the Japanese yen, the British pound sterling and the Swiss franc. Air France - KLM’s commercial activities also generate and incur income and expenses in foreign currency. Air France - KLM’s policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (e.g. the U.S. dollar, the Japanese yen, and non-euro European currencies). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of Flight Equipment

Capital expenditure for flight equipment is denominated in U.S. dollars. Air France - KLM hedges on the basis of projected fluctuations in the U.S. dollar via forward sales and purchases and/or option-based strategies.

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

(14)  Financial debt

Short and long-term debt and capital lease obligations

	Year ended March 31,
	2005	2004	2003
		(in € million)
Perpetual subordinated loan	666.8	309.7	362.6
Bonds payable	__	18.3	187.2
Capital-lease obligations	5,508.3	2,430.2	2,429.9
Other long-term loans	2,453.8	2,130.2	1,576.6
Accrued interest	81.3	44.4	48.8
Long-term debt and capital lease obligations(1)	8,710.2	4,932.8	4,605.1
Borrowings with short-term original maturities	__	—	150
Short-term bank finance facilities and similar facilities	261.9	288.1	265.6
Short-term debts	261.9	288.1	415.6

Total short and long-term debt and capital lease obligations	8,972.1	5,220.9	5,020.7

Note:

(1)	Including amounts maturing within one year.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Analysis by maturity date

	Years ended March 31,
	2005	2004	2003
	(in € million)
Matures in
Y + 1	1,106.6	799.2	817.4
Y + 2	1,131.8	580.0	437.2
Y + 3	1,094.8	646.3	505.5
Y + 4	869.8	334.6	555.6
Y + 5	633.6	447.0	283.6
> 5 years	3,873.6	2,125.7	2,005.8

Total	8,710.2	4,932.8	4,605.1

(15)  Leases

The Company leases various types of property and equipments mainly aircraft and ground facilities.

The Company had 207, 139 and 150 aircraft under operating leases and 152, 99 and 100 aircraft under capital leases as of March 31, 2005, 2004 and 2003 respectively. The aircraft leases can generally be renewed at the end of the lease terms at rates based on fair market value. Certain of the Company’s operating leases have contingent rental payments.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Capital leases

The following amounts related to capital leases are included in property and equipment:

	Years ended March 31,
	2005	2004	2003
		(in € million)
Flight equipment	6,904.2	3,330.0	3301.9
Other property and equipment	252.0	271.3	120.0
Total Cost	7,156.2	3,601.3	3,421.9
Less accumulated depreciation	(2,924.6)	(1,349.9)	(1,118.0)

Total net book value of assets held under capital lease	4,231.6	2,251.4,	2,303.9

Aircraft
Minimum lease payments by maturity
Y + 1	928.4	248.8	305.4
Y + 2	1,084.9	471.4	218.9
Y + 3	908.1	490.4	461.1
Y + 4	649.4	216.3	459.6
Y + 5	492.7	200.9	213.9
> 5 years	2,297.9	882.4	983.0

Total	6,361.4	2,510.2	2,641.9

Of which interest	1,025.4	279.1	281.0
Aircraft capital leases	5,336.0	2,231.2	2,360.9
Other property and equipment
Minimum lease payments by maturity
Y + 1	20.7	20.0	11.0
Y + 2	20.7	21.1	11.0
Y + 3	19.2	22.0	11.0
Y + 4	18.5	21.0	11.0
Y + 5	18.0	19.0	10.0
> 5 years	101.6	127.0	21.0

Total	198.7	230.0	75.0

Of which interest	28.7	34.0	11.0
Building capital leases	170.0	196.0	64.0
Equipment capital lease	2.3	3.0	4.0
Total capital leases	5,508.3	2430.2	2,428.9

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Operating leases

Obligation for minimum lease payments under non-cancelable operating leases are as follows:

	Years ended March 31,
	2005	2004	2003
	(in € million)
Aircraft
Minimum lease payments by maturity
Y + 1	618.2	447.7	446.0
Y + 2	523.1	444.1	455.0
Y + 3	438.9	365.3	396.0
Y + 4	347.0	307.2	320.0
Y + 5	253.0	231.7	251.0
> 5 years	570.0	340.3	411.0

Total	2,750.2	2,136.3	2,279.0

Other property and equipment
Minimum lease payments by maturity
Y + 1	158.0	128.0	110.0
Y + 2	133.0	102.0	93.0
Y + 3	122.0	86.0	74.0
Y + 4	102.0	77.0	64.0
Y + 5	87.0	72.0	57.0
> 5 years	745.0	429.0	396.0

Total	1,347.0	894.0	794.0

During 2005, 2004 and 2003 rental expense under operating leases was €1,606.0 million, €1,160.6 million and €1,205.9 million, respectively.

(16)  Guarantees

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Following the bankruptcy of Air Littoral, Air France - KLM took over the lease agreements for which Air France gave the above guarantees. These lease agreements qualify as capital leases under US GAAP and have been adjusted accordingly in the reconciliation footnote.

(17)  Concentration of risks

The Company is exposed to credit risk in the event of a counterparty’s default. The Company attempts to limit its exposure to counterparty risk by rigorously selecting the counterparties with which it trades, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. The Company believes it has no material concentration of risk with any counterparty and does not anticipate any third party default that might have a significant impact on the financial position and results of operations.

(18)  Segment information

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

•  Maintenance: Maintenance derives its revenues from (i) the maintenance of Air France - KLM aircraft and (ii) maintenance services provided to a number of airline companies and other clients throughout the world,

•  Amadeus: Air France - KLM has determined that its equity investment in Amadeus meets the criteria of a reportable segment.

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

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Intersegment revenues between the maintenance and the passenger segment are priced on a basis substantially consistent with the sales to third parties.

	Year ended March 31, 2005
	Passenger	Cargo	Maintenance	Amadeus	All other	Inter- segment elimination	Consolidated
	(in € million)
Revenues from external customers	15,004	2,492	777	—	805	—	19,078
Intersegments revenues	438	22	1,801	—	533	(2,794)	—
Depreciation and amortization	1,270	71	293	—	86	—	1,720

Operating income (loss)	312	95	48	—	42	—	497

Financial incomes (loss)	(54)	(3)	(15)	—	(147)	—	(219)

Pre-tax income (loss)	202	126	63	—	(67)	—	324
Equity in earnings (losses) of affiliates	—	—	—	50	23	—	73
Tangible fixed assets	9,262	972	1,300	—	1,220	—	12,754

	Year ended March 31, 2004
	Passenger	Cargo	Maintenance	Amadeus	All other	Inter- segment elimination	Consolidated
	(in € million)
Revenues from external customers	10,260	1,412	508	—	157	—	12,337
Intersegments revenues	377	2	1,277	—	363	(2,019)	—
Depreciation and amortization	873	76	258		23		1,230

Operating income (loss)	67	15	50	—	7	—	139

Financial incomes (loss)	(100)	(4)	(16)	—	60	—	(60)

Pre-tax income (loss)	(34)	10	33	—	53	—	62
Equity in earnings (losses) of affiliates	—	—	—	45	8	—	53
Tangible fixed assets	6,688	371	759	—	88	—	7,906

	Year ended March 31, 2003
	Passenger	Cargo	Maintenance	Amadeus	All other	Inter- segment elimination	Consolidated
	(in € million)
Revenues from external customers	10,527	1,479	540	—	141	—	12,687
Intersegments revenues	398	23	1,310		349	(2,080)	—
Depreciation and amortization	930	46	257	—	77		1,310

Operating income (loss)	101	48	67	—	(24)	—	192

Financial incomes (loss)	(85)	(7)	(22)	—	29		(85)

Pre-tax income (loss)	12	41	49	—	(4)	—	98
Equity in earnings (losses) of affiliates	—	—	—	36	(7)	—	29
Tangible fixed assets	6,978	508	580	—	96		8,162

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Consolidated segment information by geographical area

The revenue information from external customers on a French GAAP basis detailed by geographical area is disclosed in note 4 of the Company’s Consolidated Financial Statements. The Company’s assets are substantially located in France.

(20)  Subsequent events

During the financial year ended March 31, 2005, Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH) and Amadelux Investment S.A. initiated negotiations with private equity funds in order to launch a public offer for class A shares of Amadeus Global Travel Distribution, S.A. through a newly incorporated company, Wam Acquisition S.A. The offer commenced on May 25, 2005 and closed on June 27, 2005. The offer was accepted by 94.73% of the shares to which the bid was addressed, resulting in Wam Acquisition, S.A. holding a total of 95.08% of the class A shares and 98.74% of the total share capital of Amadeus GTD. Following the offer, Air France indirectly holds 22.96% and Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH), through Wam Acquisition S.A., indirectly hold 45.92% of Amadeus GTD.

The consideration offered by Wam Acquisition S.A. amounts to €7.35 per class A share of Amadeus. This price represents a 49.4 % premium with regard to the closing price of Amadeus shares on the last trading day prior to August 17, 2004, the date on which the first relevant fact informing the market on the interest of several investors in Amadeus was published. The offer is conditioned on the acquisition of at least 428,796,291 class A shares in Amadeus, representing 77.68 % of the shares eligible for the offer.

This transaction will allow Air France to remain a shareholder of Amadeus and to earn gross cash income of approximately €800 million.

During the calendar years 2000 and early 2001, a number of Servair employees initiated a lawsuit before the French Labor Court seeking payment of back wages. The plaintiffs argued that time spent eating meals in the company cafeteria constituted time during which the employee is under the control of the employer and should thus be compensated as normal working hours. Servair has taken the position that time spent eating meals is an interruption in working hours that is not entitled to remuneration. In its definitive ruling dated November 8, 2001, the Court of Appeal of Paris sided with the position argued by Servair. Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still pending before the courts. In a ruling handed down on October 29, 2004, the court dismissed a case filed by approximately 30 employees. In a ruling handed down on June 7, 2005, the court dismissed actions brought by 122 employees. A decision is expected to be handed down on the actions of a further 150 employees on September 26, 2005.

(21)  Recently issued U.S accounting standards

Share-based payment—FASB Statement No. 123 (Revised 2004)

In December 2004, the FASB issued FASB Statement No. 123(Revised 2004) ), share-based payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement 123 and supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and its related guidance.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

This statement will be effective for the Company as of April 1, 2006. . The company does not expect that the adoption of the provisions of SFAS No. 123(R) will have a material impact on its financial position or results of operations.

Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003

In January 2004, the FASB issued FASB Staff Position (“FSP”) SFAS No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). Beginning in 2006, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”) introduces a federal subsidy to sponsors of healthcare benefit plans in certain circumstances and a prescription drug benefit to eligible participants under Medicare. The Company has determined that the federal subsidy to be provided under the Medicare Act will not have an impact on its postretirement benefit plans. The Company believes, however, that the new prescription drug benefit that will be provided under Medicare will reduce its future claims costs under its postretirement benefit plans.

Exchanges on nonmonetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied prospectively and will be the Company for nonmonetary asset exchanges occurring after April 1, 2006. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

Effect of Contingently Convertible Debt on Diluted Earnings per Share

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (“EITF 04-08”). This EITF requires shares of common stock issuable upon conversion of contingently convertible debt instruments to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share.

Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10– 20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is conditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company does not anticipate that the implementation of the provisions of FIN 47 will have a material effect on its financial position or on the results of operations.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

The Company believes that the initial application of the provisions of this Interpretation will not have a material impact on its financial position, cash flows or results of operations.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(21)  Other information

These information are based on French GAAP figures.

	Balance at beginning of period	Charged to costs and expenses	Other movements	Balance at end of period
	(in € million)
Valuation and qualifying accounts deducted from the related accounts
2005
Financial investments and miscellaneous	91	16	6	113
Inventories	49	(13)	67	103
Trade receivables and related accounts	99	30	(27)	102
Other accounts receivable	3	2		5
2004
Financial investments and miscellaneous	70	24	(3)	91
Inventories	65	(16)	—	49
Trade receivables and related accounts	93	6	—	99
Other accounts receivable	10	(10)	3	3
2003
Financial investments and miscellaneous	65	5	—	70
Inventories	61	4	—	65
Trade receivables and related accounts	96	(4)	1	93
Other accounts receivable	—	10	—	10

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

/s/ for DELOITTE & TOUCHE ESPANA, S.L.

Madrid, Spain

March 31, 2004

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of December 31, 2003 and 2002

	2003	2002
ASSETS

Current assets
Cash and cash equivalents (Note 22)	42,101	18,302
Accounts receivable, net (Note 4)	182,429	167,176
Accounts receivable—affiliates, net (Notes 4 and 15)	63,021	60,106
Loans receivable and advances—affiliates (Note 15)	88	143
Taxes receivable (Note 20)	42,023	55,362
Prepayments and other current assets (Note 5)	82,810	66,486

Total current assets	412,472	367,575

Tangible assets (Note 6)
Land and buildings	129,213	129,355
Data processing hardware and software	425,707	410,471
Other	128,503	116,019

	683,423	655,845
Less accumulated depreciation	410,944	378,987

Net tangible assets	272,479	276,858

Intangible assets (Note 7)
Patents, trademarks and licenses	88,673	82,797
Purchased technology	41,688	—
Software development projects	324,957	269,809
Purchased contracts	272,093	260,480
Goodwill	310,961	225,680
Other	5,486	15,989

	1,043,858	854,755
Less accumulated amortization	487,806	384,148

Net intangible assets	556,052	470,607

Deferred income taxes (Note 20)	126,115	135,883
Loans receivable—affiliates (Note 15)	1,725	2,813
Investments in associates (Note 8)	63,273	124,153
Other long-term investments, net (Note 8)	104,757	38,278

Total other non-current assets	295,870	301,127

Total non-current assets	1,124,401	1,048,592

Total assets	1,536,873	1,416,167

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of December 31

(Expressed in thousands of EUROS—KEURs)

	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, net (Note 4)	247,400	229,585
Accounts payable—affiliates, net (Note 4 and 15)	24,731	31,128
Debt payable within one year (Note 11)	80,310	67,615
Current obligations under finance leases (Note 12)	9,643	8,085
Income taxes payable (Note 20)	35,181	11,147
Other current liabilities (Note 5)	100,739	77,598

Total current liabilities	498,004	425,158

Long-term liabilities
Long-term debt (Note 11)	701	140,801
Obligations under finance leases (Note 12)	104,420	109,960
Deferred income taxes payable (Note 20)	102,228	45,340
Other long-term liabilities (Note 13)	72,778	71,541

Total long-term liabilities	280,127	367,642

Minority interests	1,029	1,027

Shareholders’ equity (Note 14)
Share capital	27,898	27,898
Additional paid-in capital	379,358	373,195
Treasury shares and other similar equity instruments	(126,899)	(128,050)
Retained earnings	502,879	367,026
Cumulative translation adjustments	(25,523)	(17,729)

Total shareholders’ equity	757,713	622,340

Total liabilities and shareholders’ equity	1,536,873	1,416,167

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

Below is a summary of the consolidated Group companies as of December 31, 2003, 2002 and 2001:

	Country of incorporation	Percentage of participation as of December 31 (2) (9)
Company		2003	2002	2001
Fully consolidated companies

Airline Automation, Inc.(1)	U.S.A.	100.0%	—	—
Amadeus America, S.A.	Argentina	100.0%	100.0%	100.0%
Amadeus Argentina, S.A.	Argentina	80.0%	80.0%	80.0%
Amadeus Asia, Ltd.	Thailand	100.0%	100.0%	100.0%
Amadeus Austria Marketing GmbH	Austria	100.0%	100.0%	100.0%
Amadeus Benelux, N.V.	Belgium	100.0%	100.0%	100.0%
Amadeus Bolivia SRL	Bolivia	100.0%	100.0%	—
Amadeus Central and West Africa S.A.	Ivory Coast	100.0%	100.0%	100.0%
Amadeus Data Processing GmbH	Germany	100.0%	100.0%	100.0%
Amadeus Denmark A/S. (5)	Denmark	100.0%	100.0%	5.0%
Amadeus GDS LLP	Kazakhstan	100.0%	100.0%	—
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0%	100.0%	100.0%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0%	100.0%	100.0%
Amadeus Germany GmbH	Germany	100.0%	34.0%	34.0%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0%	100.0%	100.0%
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.0%	90.0%	90.0%
Amadeus GTD Australia Pty. Ltd.	Australia	100.0%	100.0%	100.0%
Amadeus GTD Ltd.	Kenya	100.0%	—	—
Amadeus GTD Southern Africa Pty. Ltd.	South Africa	100.0%	—	—
Amadeus Hellas, S.A.	Greece	100.0%	100.0%	100.0%
Amadeus Hong Kong, Ltd.	Hong Kong	100.0%	—	—
Amadeus Magyarország Kft (Ltd.)	Hungary	100.0%	100.0%	100.0%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0%	100.0%	100.0%
Amadeus Marketing Ireland, Ltd.	Ireland	100.0%	100.0%	100.0%
Amadeus Marketing Italia, S.P.A.	Italy	100.0%	100.0%	100.0%
Amadeus Marketing Nigeria, Ltd.	Nigeria	100.0%	100.0%	100.0%
Amadeus Marketing Philippines, Inc.	Philippines	100.0%	100.0%	100.0%
Amadeus Marketing Romania, S.R.L.	Romania	100.0%	—	—
Amadeus Marketing Schweiz, A.G.	Switzerland	100.0%	100.0%	100.0%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0%	100.0%	100.0%
Amadeus NMC Holding, Inc.	U.S.A.	100.0%	100.0%	100.0%
Amadeus North America LLC. (1)	U.S.A.	100.0%	100.0%	100.0%
Amadeus Norway, AS. (5)	Norway	100.0%	100.0%	5.0%
Amadeus Paraguay, S.R.L.	Paraguay	100.0%	100.0%	100.0%
Amadeus Perú, S.A.	Peru	100.0%	100.0%	100.0%
Amadeus Polska, Sp.zo.o.	Poland	100.0%	75.5%	75.5%
Amadeus Receptionsservice AB (5)	Sweden	100.0%	100.0%	5.0%
Amadeus Rezervasyon Dagitim Sistemleri, A.S.	Turkey	100.0%	100.0%	100.0%
Amadeus s.a.s	France	100.0%	100.0%	100.0%
Amadeus Scandinavia AB	Sweden	100.0%	100.0%	5.0%
Amadeus Services Ltd.	U.K.	100.0%	100.0%	100.0%
Amadeus Services Asia-Pacific Pty. Ltd.	Australia	100.0%	100.0%	100.0%
Amadeus Sweden AB (5)	Sweden	78.3%	78.3%	3.9%
Americs AB (5)	Sweden	100.0%	100.0%	5.0%
CRS Amadeus América, S.A.	Uruguay	100.0%	100.0%	100.0%
e-Travel, Inc. (1)	U.S.A.	100.0%	100.0%	100.0%
Eviaggi.com, S.P.A.	Italy	100.0%	100.0%	100.0%
ICSA-T Australia Pty. Ltd. (4)	Australia	100.0%	100.0%	44.0%
ICSA-T France S.A.R.L. (4)	France	100.0%	100.0%	44.0%
ICSA-T India Pvt Ltd (4)	India	—	75.0%	33.0%
ICSA-T Holding Inc.(4) (8) (10)	U.S.A.	—	100.0%	44.0%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

For comparative purposes, the Group presents, together with the amounts included in the balance sheet, the statements of income, cash flow and changes in shareholders’ equity, and the explanatory notes as of and for the year ended December 31, 2003, those as of and for the years ended December 31, 2002 and December 31, 2001.

c)	Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated by the Group during 2003, 2002 and 2001, as well as the consolidation method used in each case.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

n) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The research and development costs expensed for the years ended December 31, 2003,2002 and 2001 were KEURs 90,320, KEURs 68,010 and KEURs 55,006 respectively.

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

The increase in software development projects during the years 2002 and 2003 is mainly due to capitalization of software for IT services as well as ongoing investments in the traditional and e-commerce areas. The increase in purchased contracts during the year 2003 is primarily due to signing bonuses paid to travel agencies. The increase in purchased contracts during the year 2002 it is also due to the capitalization of costs related to IT services contracts. The increase in goodwill during the years 2003 and 2002 is mainly due to the acquisition of the subsidiaries Amadeus Germany GmbH and Amadeus Scandinavia AB respectively. The increase in purchased technology is due to the acquisition of the remaining 66% share interest in Amadeus Germany GmbH and Balance Sheet reclassification of the original 34% acquisition.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

The increase in the “Other long-term investments” caption is mainly due to a convertible loan given to OPODO. Such conversion into 16.6% of equity is subject to legal and contractual conditions. The vesting period of this loan is three years since inception date. The interest rate applicable, if the option is not exercised, is EURIBOR + 5%.

9.    NEW INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a)	During the year ended December 31, 2003 the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%)

•	24.5% interest in Amadeus Polska Sp.zo.o (total interest 100%)

•	100% interest in Airline Automation, Inc.

•	17.54% interest in Vivacances S.A. (total interest 67.54%)

•	35% interest in Amadeus Kuwait Company W.L.L.

•	30% interest in OPTIMS S.A.

•	10% interest in Travellink AB (total interest 35%)

•	100% interest in German Travel Services GmbH. The Group has temporary control over the company, as defined in the accounting principles and therefore has not consolidated this participation.

ii)	Newly created companies:

•	100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L., Amadeus East Africa and Amadeus Hong Kong Ltd.

•	50% interest in PT Amadeus Indonesia

•	49% interest in Amadeus Gulf LLC

iii)	Capital increases:

•	Amadeus Polska Sp.zo.o

•	Amadeus Hellas S.A.

•	Amadeus Global Travel Israel Limited

•	Amadeus GTD Australia Pty Ltd.

•	Eviaggi.com S.P.A.

•	Travellink AB

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

The most significant asset acquired under finance lease is the CRS data processing center in Erding. The original cost (in 1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 6). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.98% during 2003 and 2002.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

ii)	Interest rate derivatives

To limit the Group´s exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap were KEURs 12,501 and KEURs 14,494 as of December 31, 2003 and 2002, respectively. The estimated fair value of this contract, based on the net present value of the future cash flows, was an unrealized loss of KEURs 372 and KEURs 696 as of December 31, 2003 and 2002 respectively. Of the total fair value of interest rate derivatives included in equity as of December 31, 2002, a net loss of KEURs 203 has been reclassified to the statement of income during the year 2003.

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GA AP been applied instead of IFRS:

	Item #	Net Income			Shareholders’ Equity
		For the Years Ended December 31,			As of December 31,
		2003	2002	2001	2003	2002
Amounts per accompanying consolidated financial statements		160,114	147,087	132,723	757,713	622,340
Increase (decrease) due to:
Goodwill
—Amortization of goodwill	1.1	26,685	15,705	696	40,990	15,303
—Negative Goodwill	1.2	(917)	(786)	—	367	(786)
—Impairment of Goodwill	1.3	(15,989)	—	—	(16,880)	—
Reversal of goodwill and deferred tax asset from contingent consideration	2	—	—	—	(27,269)	(26,519)
Reversal of liability from contingent consideration	2	—	—	—	27,269	26,519
Reversal of interest expense from contingent consideration	2	1,294	512	—	1,806	512
Capitalization of software developed for internal use	3	2,219	(2,638)	(6,449)	(10,468)	(12,687)
US GAAP adjustments of equity investees	4	11,699	14,240	—	27,228	14,179
Tax effect of the above adjustments	5	(1,215)	806	2,278	2,962	4,404

Amounts under U.S. GAAP before cumulative effect of a change in accounting principle		183,890	174,926	129,248	803,718	643,265
Cumulative effect of a change in accounting principle:
Negative goodwill, as of January 1, 2002	1.2	—	3,862	—	—	3,862

Amounts under U.S. GAAP		183,890	178,788	129,248	803,718	647,127

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statements as of

December 31, 2003 and 2002 (Continued)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

December 31, 2003 and 2002 (Continued)

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Consolidated Financial Statements as of December 31, 2004 and 2003, prepared in accordance with International Financial Reporting Standard

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Consolidated Balance Sheets as of December 31

(Expressed in thousands of EUROS—KEURs)

ASSETS	2004	2003
Current assets
Cash and cash equivalents (Note 21)	104,669	42,101
Accounts receivable, net (Note 4)	245,228	182,429
Accounts receivable—affiliates, net (Notes 4 and 14)	58,921	63,021
Loans receivable and advances—affiliates (Note 14)	1,190	88
Taxes receivable (Note 19)	41,611	42,023
Prepayments and other current assets (Note 5)	77,456	82,810

Total current assets	529,075	412,472

Tangible assets (Note 6)
Land and buildings	130,142	129,213
Data processing hardware and software	465,097	425,707
Other tangible assets	138,616	128,503

	733,855	683,423
Less accumulated depreciation	446,321	410,944

Net tangible assets	287,534	272,479

Intangible assets (Note 7)
Patents, trademarks and licenses	79,903	88,673
Purchased technology	72,282	41,688
Software development projects	371,859	324,957
Purchased contracts	274,748	272,093
Goodwill	453,383	310,961
Other intangible assets	9,137	5,486

	1,261,312	1,043,858
Less accumulated amortization	604,103	487,806

Net intangible assets	657,209	556,052

Deferred income taxes (Note 19)	108,779	126,115
Loans receivable—affiliates (Note 14)	1,015	1,725
Investments in associates (Note 8)	27,588	63,273
Other long-term investments, net (Note 8)	63,839	104,757

Total other non-current assets	201,221	295,870

Total non-current assets	1,145,964	1,124,401

Total assets	1,675,039	1,536,873

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Consolidated Balance Sheets as of December 31

(Expressed in thousands of EUROS—KEURs)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2003
Current liabilities
Accounts payable, net (Note 4)	316,768	247,400
Accounts payable—affiliates, net (Note 4 and 14)	27,032	24,731
Dividends payable	34	—
Debt payable within one year (Note 10)	8,562	80,310
Current obligations under finance leases (Note 11)	9,996	9,643
Income taxes payable (Note 19)	32,651	35,181
Other current liabilities (Note 5)	127,863	100,739

Total current liabilities	522,906	498,004

Long-term liabilities
Long-term debt (Note 10)	2,538	701
Obligations under finance leases (Note 11)	96,003	104,420
Deferred income taxes payable (Note 19)	74,528	102,228
Other long-term liabilities (Note 12)	37,303	72,778

Total long-term liabilities	210,372	280,127

Minority interests	10,037	1,029

Shareholders’ equity (Note 13)
Share capital	23,044	27,898
Additional paid-in capital	360,341	379,358
Treasury shares and other similar equity instruments	(109,499)	(126,899)
Retained earnings and other reserves	686,395	502,879
Cumulative translation adjustments	(28,557)	(25,523)

Total shareholders’ equity	931,724	757,713

Total liabilities and shareholders’ equity	1,675,039	1,536,873

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Consolidated Statements of Income for the Years Ended December 31,

(Expressed in thousands of EUROS—KEURs)

	2004	2003
Revenue (Note 15)	2,056,680	1,929,009
Cost of sales	1,620,379	1,528,358

Gross profit	436,301	400,651
Selling, general and administrative expenses	92,887	80,021

Operating income	343,414	320,630
Other income (expense)
Interest expense, net (Note 17)	(6,045)	(15,713)
Exchange gains (losses)	(4,109)	(1,931)
Other income (expense), net	397	2,980

Income before income taxes	333,657	305,966
Income tax (Note 19)	129,018	122,182

Income after taxes	204,639	183,784
Equity in income (losses) from associates	(8,279)	(23,645)
Equity in income (losses) from discontinuing operations of associates (Note 10)
Minority interests	11,672	(25)

Net income	208,032	160,114

Basic earnings per class “A” share, in EURs (Note 20)	0.36	0.28

Basic earnings per class “B” share, in EURs (Note 20)	—	—

Diluted earnings per class “A” share, in EURs (Note 20)	0.36	0.28

Diluted earnings per class “B” share, in EURs (Note 20)	—	—

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Statements of Cash Flows

(Expressed in Thousands of Euros-Keurs)

	2004	2003
Cash flows from operating activities
Operating income	343,414	320,630
Adjustments for:
Depreciation and amortization	205,991	211,905

Operating income before changes in working capital net of amounts acquired	549,405	532,535
Accounts receivable	4,334	(4,067)
Taxes receivable	(5,810)	2,525
Other current assets	8,053	15,837
Accounts payable	(24,855)	(17,286)
Other current liabilities	(10,397)	1,815
Other long-term liabilities	(5,127)	2,099

Cash provided from operating activities	515,603	533,458
Taxes paid	(105,621)	(61,825)

Net cash provided from operating activities	409,982	471,633

Cash flows from investing activities
Additions to tangible assets	(77,011)	(52,803)
Additions to intangible assets	(73,830)	(89,033)
Investment in subsidiaries and associates, net of cash acquired	(55,884)	(83,957)
Interest received	4,631	1,813
Sundry investments and deposits	(4,257)	(8,529)
Loans to third parties	(4,367)	(55,652)
Loans to affiliates	(585)	(4,941)
Cash proceeds collected/(paid)—derivative agreements	3,889	12,225
Disposals of sundry investments	3,663	2,689
Dividends received	7,828	9,076
Proceeds obtained from disposal of fixed assets	3,598	5,112

Net cash used in investing activities	(192,325)	(264,000)

Cash flows from financing activities
Proceeds from borrowings	32,864	300,598
Repayments of borrowings	(106,076)	(427,819)
Interest paid	(12,533)	(17,928)
Redemption of Class “B” shares	(485)	—
Acquisition of Treasury shares	(63,086)	(96)
Disposals of Treasury shares	39,215	224
Dividends paid	(35,000)	(29,998)
Payments of finance lease liabilities	(10,419)	(9,756)

Net cash used in financing activities	(155,520)	(184,775)

Effect of exchange rate changes on cash and cash equivalents	431	941

Net increase / (decrease) in cash and cash equivalents	62,568	23,799
Cash and cash equivalents at beginning of period	42,101	18,302

Cash and cash equivalents at end of period (Note 21)	104,669	42,101

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Unaudited Statements of Changes in Shareholders’ Equity

(Expressed in Thousands of Euros-Keurs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings and other reserves	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Equity instruments	(3,543)	—	—	—	—	(3,543)
Available for sale financial assets	—	—	—	4,092	—	4,092
Tax impact	—	—	—	(1,441)	—	(1,441)
Hedging instruments	—	—	—	22,076	11,875	33,951
Tax impact	—	—	—	(7,735)	(4,156)	(11,891)
Other gains (losses)	—	—	—	(10,104)	(15,513)	(25,617)

Gains (losses) not recognized in the statement of income	—	(3,543)	—	6,888	(7,794)	(4,449)
(Acquisitions) / disposals of Treasury shares, net	—	9,706	1,151	(1,151)	—	9,706
Dividends	—	—	—	(29,998)	—	(29,998)
Net income for the period	—	—	—	160,114	—	160,114

Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713

Available for sale financial assets	—	—	—	(2,373)	—	(2,373)
Tax impact	—	—	—	828	—	828
Hedging instruments	—	—	—	(4,131)	2,155	(1,976)
Tax impact	—	—	—	1,444	(755)	689
Other gains (losses)	—	—	—	(632)	(4,434)	(5,066)

Gains (losses) not recognized in the statement of income	—	—	—	(4,864)	(3,034)	(7,898)
(Acquisitions) / disposals of Treasury shares, net	—	(19,017)	17,400	10,979	—	9,362
Dividends	—	—	—	(35,000)	—	(35,000)
Redemption of Class “B” shares	(4,854)	—	—	4,369	—	(485)
Net income for the period	—	—	—	208,032	—	208,032

Balance as of December 31, 2004	23,044	360,341	(109,499)	686,395	(28,557)	931,724

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements

(Expressed in Thousands of Euros-Keurs)

1.	ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain (“the Company”) and its consolidated subsidiaries (“the Group”). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system (“CRS”) and through its e-commerce channel of distribution. Additionally, the Group provides information technology (“IT”) services and solutions to the airline industry, which includes inventory management and passenger departure control. The Company’s share and ownership structure are described in Note 13.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Below is a summary of the consolidated Group companies as of December 31, 2004, 2003:

Company	Country of incorporation	2004	2003
Fully consolidated companies

Airline Automation, Inc. (1)	U.S.A.	100.0%	100.0%
Amadeus América, S.A.	Argentina	100.0%	100.0%
Amadeus Americas, Inc.	U.S.A.	100.0%	100.0%
Amadeus Argentina, S.A.	Argentina	80.0%	80.0%
Amadeus Asia, Ltd.	Thailand	100.0%	100.0%
Amadeus Austria Marketing GmbH	Austria	100.0%	100.0%
Amadeus Benelux, N.V.	Belgium	100.0%	100.0%
Amadeus Bolivia SRL	Bolivia	100.0%	100.0%
Amadeus Brasil, Ltda. (9)	Brazil	76.0%	34.0%
Amadeus Bulgaria EOOD (9)	Bulgaria	100.0%	49.0%
Amadeus Central and West Africa, S.A.	Ivory Coast	100.0%	100.0%
Amadeus Data Processing GmbH	Germany	100.0%	100.0%
Amadeus Denmark A/S (5)	Denmark	100.0%	100.0%
Amadeus France, S.N.C. (9)	France	100.0%	34.0%
Amadeus France Services S.A. (9) (12)	France	70.6%	19.5%
Amadeus GDS LLP	Kazakhstan	100.0%	100.0%
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0%	100.0%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0%	100.0%
Amadeus Germany GmbH	Germany	100.0%	100.0%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0%	100.0%
Amadeus Global Travel Distribution, (Malta) Limited	Malta	100.0%	—
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.0%	90.0%
Amadeus GTD Australia Pty. Ltd.	Australia	100.0%	100.0%
Amadeus GTD Inc. (1)	U.S.A.	100.0%	100.0%
Amadeus GTD Ltd.	Kenya	100.0%	100.0%
Amadeus GTD Southern Africa Pty. Ltd.	South Africa	100.0%	100.0%
Amadeus Hellas, S.A.	Greece	100.0%	100.0%
Amadeus Honduras, S.A.(1)	Honduras	100.0%	100.0%
Amadeus Hong Kong, Ltd.	Hong Kong	100.0%	100.0%
Amadeus Magyaroszag Kft (Ltd.)	Hungary	100.0%	100.0%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0%	100.0%
Amadeus Marketing Ireland, Ltd.	Ireland	100.0%	100.0%
Amadeus Marketing Italia, S.P.A.	Italy	100.0%	100.0%
Amadeus Marketing Nigeria, Ltd.	Nigeria	100.0%	100.0%
Amadeus Marketing Philippines, Inc.	Philippines	100.0%	100.0%
Amadeus Marketing Romania, S.R.L.	Romania	100.0%	100.0%
Amadeus Marketing Schweiz, A.G.	Switzerland	100.0%	100.0%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0%	100.0%
Amadeus México S.A. de C.V. (1)	Mexico	100.0%	100.0%
Amadeus North America LLC. (1)	U.S.A.	100.0%	100.0%
Amadeus Norway, AS (5)	Norway	100.0%	100.0%
Amadeus Paraguay, S.R.L.	Paraguay	100.0%	100.0%
Amadeus Perú, S.A.	Peru	100.0%	100.0%
Amadeus Polska, Sp.zo.o.	Poland	100.0%	100.0%
Amadeus Receptionsservice AB (5) (14)	Sweden	100.0%	100.0%
Amadeus Rezervasyon Dagitim Sistemleri, A.S.	Turkey	100.0%	100.0%
Amadeus sas	France	100.0%	100.0%
Amadeus Saudi Arabia Limited (13)	Saudi Arabia	100.0%	—
Amadeus Scandinavia AB	Sweden	100.0%	100.0%
Amadeus Services, Ltd.	U.K.	100.0%	100.0%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Company	Country of incorporation	2004	2003
Amadeus Services Asia-Pacific, Pty. Ltd.	Australia	100.0%	100.0%
Amadeus Sweden AB (5)	Sweden	78.3%	78.3%
Amadeus Technology Center Nordic AB (15)	Sweden	100.0%	100.0%
Americs AB (5)	Sweden	100.0%	100.0%
CRS Amadeus América, S.A.	Uruguay	100.0%	100.0%
e-Travel, Inc. (8)	U.S.A.	—	100.0%
Eviaggi.com, S.P.A.	Italy	100.0%	100.0%
HDS (9) (11)	U.S.A.	96.1%	30.0%
Hogatex Allemagne (9) (11)	Germany	96.1%	30.0%
Hogatex Austria (9) (11)	Austria	96.1%	30.0%
Hogatex Finland (9) (11)	Finland	96.1%	30.0%
ICSA-T Australia, Pty. Ltd. (4) (14)	Australia	100.0%	100.0%
ICSA-T France, S.A.R.L. (4) (14)	France	100.0%	100.0%
ICSA-T US LLC (1) (8)	U.S.A.	100.0%	100.0%
ICSA-T N.V. (14)	Belgium	100.0%	100.0%
ICSA-T Travel Software GmbH (4) (14)	Switzerland	100.0%	100.0%
ICSA-T UK, Ltd. (4) (14)	U.K.	100.0%	100.0%
Moneydirect Limited NZ (10)	New Zealand	100.0%	100.0%
Moneydirect Pty. Ltd. (10)	Australia	100.0%	100.0%
NMC Eastern European CRS, B.V.	The Netherlands	100.0%	100.0%
Opodo GmbH (3)	Germany	55.4%	—
Opodo Limited	U.K.	55.4%	—
Opodo S.A.R.L. (3)	France	55.4%	—
Optims Asia (9) (11)	Singapore	96.1%	30.0%
Optims S.A. (9)	France	96.1%	30.0%
Optims Italia (9) (11)	Italy	96.1%	30.0%
Optims U.K. (9) (11)	U.K.	96.1%	30.0%
Otedis (9) (11)	France	96.1%	30.0%
Prologest (9) (11)	Spain	96.1%	30.0%
SIA Amadeus Latvija	Latvia	100.0%	100.0%
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.0%	100.0%
Travellink AB (9)	Sweden	85.1%	35.1%
UAB Amadeus Lietuva	Lithuania	100.0%	100.0%
Vacation.com, Inc. (1)	U.S.A.	100.0%	100.0%
Vacation.com Canada, Inc. (1)	Canada	100.0%	100.0%
Vivacances S.A.	France	67.5%	67.5%

Investments carried under the equity method

1Travel.com, Inc. (1)	U.S.A	38.9%	38.9%
AlphaNet BVBA (4) (14)	Belgium	28.0%	28.0%
Amadeus Algerie, S.A.R.L.	Algeria	40.0%	40.0%
Amadeus Gulf LLC	United Arabian Emirates	49.0%	49.0%
Amadeus Kuwait Company W.L.L.	Kuwait	35.0%	35.0%
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.0%	35.0%
Amadeus Maroc, S.A.S.	Morocco	30.0%	30.0%
Amadeus Qatar W.L.L.	Qatar	40.0%	40.0%
Amadeus Sudani, Co. Ltd.	Sudan	40.0%	40.0%
Amadeus Tunisie, S.A.	Tunisia	30.0%	30.0%
Atinera LLC (1) (7) (14)	U.S.A.	50.0%	50.0%
Comtec (Europe) Limited	U.K.	20.0%	—
ITA (Internet Travel Agent) Inc. (1)	U.S.A.	22.3%	22.3%
Jordanian National Touristic Marketing Private Shareholding Company	Jordan	50.0%	—
PT Amadeus Indonesia	Indonesia	50.0%	50.0%
Qivive GmbH (6) (14)	Germany	33.3%	33.3%
Red Universal de Marketing y Booking On Line, S.A. (“RUMBO”)	Spain	50.0%	50.0%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Company	Country of incorporation	2004	2003
Sistemas Automatizados de Agencias de Viajes, S.A. (“SAVIA”)	Spain	34.0%	34.0%
Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.	Colombia	50.0%	50.0%
Stellar Access, Inc. (1) (7) (14)	U.S.A.	20.0%	20.0%
Topas Co. Ltd.	South Korea	32.0%	32.0%
Travel.com.au Ltd.	Australia	14.9%	16.7%
Traventec Limited (6)	Ireland	45.0%	45.0%

(1)	The participation in these Group companies is held through Amadeus Americas, Inc., formerly known as Amadeus NMC Holding Inc. until August 2, 2004.
(2)	In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders are not entitled to any economic rights.
(3)	The participation in these companies is held through Opodo Limited.
(4)	The participation in these companies is held through ICSA-T N.V. Business activity performed by ICSA-T N.V. and its subsidiaries is carried out by other Group Companies. No relevant impact has been recorded in 2004, related to the liquidation process of ICSA-T N.V. and its subsidiaries.
(5)	The participation in these companies is held through Amadeus Scandinavia AB.
(6)	The participation in these companies is held through Amadeus Germany GmbH.
(7)	This company ceased operations in 2002.
(8)	This company has merged during 2004 with Amadeus Americas, Inc.
(9)	The percentage of participation as of December 31, 2003 has been presented for comparative purposes. The applicable accounting method applies based on the voting rights in each period.
(10)	The participation in this company is held through Amadeus GTD Australia Pty. Ltd.
(11)	The participation in these companies is held through Optims S.A.
(12)	The participation in this company is held through Amadeus France, S.N.C.
(13)	The indirect participation in this company is held through NMC Eastern European CRS, B.V.
(14)	These companies are under liquidation process.
(15)	Previously known as ICSA-T Scandinavia AB.

2.    BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation

i)	General Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These financial statements have been authorized for issue by the Board of Directors of the Company on March 29, 2005.

ii)	Consolidated annual accounts prepared under generally accepted accounting principles in Spain (Spanish GAAP).

In compliance with legal regulatory requirements, the Company’s management also prepares consolidated annual accounts as of December 31, 2004 and 2003 under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS by approximately EURs 132.2 million as of December 31, 2004 and the net income reflected under Spanish GAAP is higher than the net income under IFRS for the year ended December 31, 2004 by approximately EURs 8.3 million. As of and for the year ended December 31, 2003 net equity reflected under Spanish GAAP exceeded the net equity reflected under IFRS by approximately EURs 145.4 million and the net income reflected under Spanish GAAP was lower then the IFRS net income by approximately

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

EURs 10.0 million. The main differences as of and for the years ended December 31, 2004 and 2003 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG (“Amadeus Operations KG”), the accounting for Treasury shares and equity related instruments.

iii)	Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with IFRS. Actual results could differ from those estimates and assumptions.

b)	Comparison of information

For comparative information purposes, the Group presents, together with the amounts included in the consolidated balance sheet, the consolidated statements of income, of cash flows and of changes in shareholders’ equity, and the explanatory notes as of and for the year ended December 31, 2004, those as of and for the year ended December 31, 2003.

Certain amounts for the prior period have been reclassified to conform with 2004 presentation.

c)	Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated or carried under the equity method by the Group during 2004 and 2003, as well as the accounting method used in each case.

3.    ACCOUNTING PRINCIPLES

The main accounting principles used in the preparation of the consolidated financial statements are as follows:

a)	Principles of consolidation

The consolidated financial statements include all companies over which the Group has control. Control refers to the power to govern the financial and operating policies so as to obtain the benefits from its activities. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence but does not exercise management control) and joint-ventures have been accounted for using the equity method. Subsidiaries are not consolidated when control is temporary, this is the case when a subsidiary is acquired with the intention of disposing of it in the following twelve months, instead they are accounted for as an available for sale financial asset.

b)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

c)	Currency translation

The financial statements of the individual Group companies are denominated in each company’s local currency. For consolidation purposes, the assets and liabilities are translated into EURs at year-end

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders’ equity in the “Cumulative translation adjustments” caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

d)	Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

e)	Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments with maturity of three months or less. Such investments are stated at cost, which approximates fair value.

f)	Tangible assets

Tangible assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Years
Buildings	50
Data processing hardware and software	2–5
Other tangible assets	3–20

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets where the Group assumes substantially all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to the statement of income as incurred over the term of the lease.

g)	Intangible assets

Intangible assets are recorded at cost and reviewed periodically and adjusted for any diminution in value as noted in paragraph h). These assets include the following:

•	Patents, trademarks and licenses—These include the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3-10 years.

•	Purchased technology—This represents the acquisition cost of capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. These assets are being amortized applying the straight-line method over 3-15 years, based on the expected service life.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

•	Software development projects—These include software applications developed by the Group which are capitalized once technical feasibility is established, it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods and the cost of the assets can be measured reliably. These projects are being amortized applying the straight-line method over 3-10 years. Software maintenance costs are charged to expense as incurred.

•	Purchased contracts—These represent the acquisition costs of contracts that give the Group the right to bill for future services as well as capitalizable costs related to travel agency incentives. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

•	Goodwill and negative goodwill represent the excess or deficit when comparing the purchase price with the fair value of the net assets acquired and are amortized applying the straight-line method over 4-10 years, except as described below. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group’s business. The excess/default of purchase price corresponding to investments in associates is included in long-term investments and the corresponding amortization expenses are included in the “Equity in income (losses) from associates” caption of the statement of income. When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded as liability. Any subsequent adjustment to the estimated amount of deferred consideration is applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded as liability.

•	Other intangible assets are amortized on a straight-line basis over 3-5 years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

Goodwill and intangibles assets with indefinite useful lives that result from business combinations for which the agreement date is on or after March 31, 2004 are not amortized and are tested annually for impairment. Negative goodwill on these business combinations is not recognised but charged to the statement of income once the fair value of net assets acquired is reassessed.

h) Impairment of non-current assets

The Group periodically evaluates the carrying value of non-current assets for potential impairment. As a result of this evaluation, an impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount by reducing the carrying amount of the asset to its recoverable amount with the corresponding charge to the statement of income in the “Cost of sales” caption. The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using an appropriate risk adjusted discount rate. Additionally to the impairment analysis required by IFRS, the Group performs periodical impairment tests over the majority of its intangible assets.

i) Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution pension plans. Liabilities of the Group arising from defined benefit obligations are determined using the projected unit credit method. Independent actuarial valuations are carried out annually for the largest plans and on a regular basis for

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

other plans. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located. Such plans are either externally funded, with the assets of the schemes held separately from those of the Group, or unfunded with the related liabilities carried in the balance sheet.

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

For defined benefit plans the actuarial cost charged to the statement of income consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised.

Contributions made to defined contribution plans are charged to the statement of income as incurred.

j) Capital issuance costs

Expenses incurred in connection with the increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet, net of any related income tax benefit.

k) Treasury shares

Treasury shares held by the Group are reported as a reduction in shareholders’ equity. The gain or loss on disposal of these shares is recorded in the “Additional paid-in capital” caption.

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

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end costumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

m) Stock incentive plans

The Group accounts for its obligations under stock incentive plans as follows:

•	Compensation expense is recognised for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

•	Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

n) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The research and development costs expensed for the years ended December 31, 2004 and 2003 were KEURs 97,646 and KEURs 90,320, respectively.

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

•	Cash flow hedges: Effective gains or losses resulting from remeasurement to fair value are included, net of tax, directly in retained earnings until the committed or forecasted transaction occurs, at which point they will be reclassified to the statement of income. Ineffective gains or losses are recorded directly in the statement of income.

•	Hedges of net investment in a foreign entity: Effective gains or losses obtained from remeasurement to fair value are included, net of tax, in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.

•	No hedge accounting: Gains or losses from derivatives not designated nor qualified for hedging treatment are accounted for directly in the statement of income.

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

Equity swap agreements (contracts to buy shares of the Company in future periods), entered into in order to manage the exposure to a rise in the Group’s share price with respect to warrants issued as described above, are treated as:

•	Derivative financial instruments, when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument: In such cases, unrealized gains or losses arising from remeasurement to fair value are recorded in the statement of income. Fair value is measured by using an option pricing model.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

•	Equity instruments, when there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders’ equity.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value as of the day of the transaction of the consideration given. Subsequent remeasurement of these financial assets is performed at their fair values with unrealized gains or losses recorded in the statement of income. Fair value is measured by using an option pricing model. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

Additionally, investments in companies over which the Group does not have significant influence or control are recorded as available for sale financial assets and measured at their fair values by reference to the market value for the listed instrument or by using techniques such as market value for similar instruments, discounted cash flow analysis and option pricing models for unlisted instruments. Unrealized gains or losses are included in the statement of changes in shareholders’ equity, net of tax, with realized gains or losses being recognized in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

p) Income taxes

The current income tax is recognised in the statement of income, except to the extent that it relates to items directly taken to equity, in which case it is recognised in equity.

Deferred taxes are determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured and are adjusted only to the extent that it is no longer probable that a benefit will be realized in the future. Deferred tax assets and liabilities related to the same tax jurisdiction are presented net in the balance sheet.

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

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

4.    ALLOWANCES – ACCOUNTS RECEIVABLE/PAYABLE

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2004 of KEURs 72,290; and the Group provision for the related reduction in accounts payable for distribution fees as of December 31, 2004 was KEURs 25,986. As of December 31, 2003 the related allowances amounted to KEURs 72,758 against accounts receivable and KEURs 30,786 as a reduction in accounts payable.

The Group’s provision for potentially uncollectible accounts receivable as of December 31, 2004 was KEURs 64,414; and as of December 31, 2003 was KEURs 48,637.

5.    PREPAYMENTS AND OTHER CURRENT ASSETS AND LIABILITIES

The breakdown of the “Prepayments and other current assets” caption as of December 31 is as follows:

	2004	2003
Prepaid expenses	28,751	23,388
Short-term deposits	9,232	9,156
Derivative assets (Note 18)	22,354	35,680
Other	17,119	14,586

Total	77,456	82,810

The breakdown of the “Other current liabilities” caption as of December 31 is as follows:

	2004	2003
Taxes payable – non income tax	19,435	9,002
Employee related accrual	73,585	60,060
Derivative liabilities (Note 18)	4,323	11,032
Deferred purchase consideration	8,767	7,709
Other	21,753	12,936

Total	127,863	100,739

The “Deferred purchase consideration” caption includes the part of the deferred payment derived from certain corporate acquisitions in 2003 and 2002 that will vest in the following year.

The “Taxes payable-non income tax” caption includes VAT Payable and Other taxes payable (see Note 19).

The “Employee related accrual” caption mainly includes the variable compensation vested during the years 2004 and 2003 but paid in the following year and holidays accrued but not taken.

The “Other” caption includes other public institutions payable, short-term deferred income and other sundry creditors.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

6.	TANGIBLE ASSETS

Balances and movements for the years ended December 31, 2004 and 2003 of the items included under tangible assets are as follows:

Cost	Land & buildings	Data processing hardware & software	Other tangible assets	Total
Balance as of December 31, 2002	129,355	410,471	116,019	655,845

Additions	27	47,993	5,560	53,580
Additions due to acquisitions of subsidiaries	—	13,216	11,969	25,185
Retirements and disposals	(165)	(35,996)	(2,288)	(38,449)
Transfers	(3)	2,577	(121)	2,453
Exchange rate adjustments	(1)	(12,554)	(2,636)	(15,191)

Balance as of December 31, 2003	129,213	425,707	128,503	683,423

Additions	—	67,096	11,631	78,727
Additions due to acquisitions of subsidiaries	929	11,020	4,835	16,784
Retirements and disposals	—	(35,896)	(3,925)	(39,821)
Transfers	—	989	(1,234)	(245)
Exchange rate adjustments	—	(3,819)	(1,194)	(5,013)

Balance as of December 31, 2004	130,142	465,097	138,616	733,855

Accumulated depreciation
Balance as of December 31, 2002	26,928	289,442	62,617	378,987

Additions	2,452	62,921	11,187	76,560
Retirements and disposals	(157)	(32,400)	(1,556)	(34,113)
Transfers	—	371	(7)	364
Exchange rate adjustments	—	(9,036)	(1,818)	(10,854)

Balance as of December 31, 2003	29,223	311,298	70,423	410,944

Additions	2,452	60,237	11,680	74,369
Additions due to impairment	—	346	—	346
Retirements and disposals	—	(31,908)	(3,214)	(35,122)
Transfers	—	(35)	48	13
Exchange rate adjustments	—	(3,321)	(908)	(4,229)

Balance as of December 31, 2004	31,675	336,617	78,029	446,321

Net book value as of December 31, 2002	102,427	121,029	53,402	276,858

Net book value as of December 31, 2003	99,990	114,409	58,080	272,479

Net book value as of December 31, 2004	98,467	128,480	60,587	287,534

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The “Other tangible assets” caption includes building installations, furniture and fittings, and miscellaneous.

As of December 31, 2004 fully depreciated items amount to KEURs 260,361 (KEURs 180,575 at December 31, 2003).

Leased assets included in the aforementioned numbers are as follows:

	December 31,
	2004	2003
Land & buildings
Cost	126,396	126,396
Less accumulated depreciation	31,351	28,961

Net book value	95,045	97,435

Data processing hardware & software
Cost	9,860	11,549
Less accumulated depreciation	8,655	8,479

Net book value	1,205	3,070

Other
Cost	23,540	22,385
Less accumulated depreciation	14,880	13,565

Net book value	8,660	8,820

Total
Cost	159,796	160,330
Less accumulated depreciation	54,886	51,005

Net book value	104,910	109,325

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2004 and December 31, 2003, was KEURs 5,651 and KEURs 7,130, respectively. The acquisitions of tangible assets under finance leases were KEURs 1,716 and KEURs 776 for the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004 assets under construction of KEURs 1,170 were included in “Data processing hardware & software” and in “Other tangible assets”. As of December 31, 2003 assets under construction of KEURs 590 were included in “Data processing hardware & software” and in “Other tangible assets”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

7.    INTANGIBLE ASSETS

Balances and movements for the years ended December 31, 2004 and 2003 of the items included under intangible assets are as follows:

	Patents, trademarks & licenses	Purchased technology	Software development projects	Purchased contracts	Goodwill	Other intangible assets	Total
Cost
Balance as of December 31, 2002	82,797	—	269,809	260,480	225,680	15,989	854,755

Additions	5,887	—	54,694	28,209	100,636	79	189,505
Additions due to acquisitions of subsidiaries	891	—	3,734	—	—	—	4,625
Retirements and disposals	—	—	—	(18,043)	—	(10,191)	(28,234)
Transfers	—	41,688	1,205	9,880	5,202	(284)	57,691
Exchange rate adjustments	(902)	—	(4,485)	(8,433)	(20,557)	(107)	(34,484)

Balance as of December 31, 2003	88,673	41,688	324,957	272,093	310,961	5,486	1,043,858

Additions	1,461	—	55,562	16,207	109,027	601	182,858
Additions due to acquisitions of subsidiaries	724	24,572	4,617	3,620	2,639	2,945	39,117
Retirements and disposals	(8,253)	—	(14,839)	(15,037)	43	(8)	(38,094)
Transfers	(2,406)	6,022	3,118	168	38,023	136	45,061
Exchange rate adjustments	(296)	—	(1,556)	(2,303)	(7,310)	(23)	(11,488)

Balance as of December 31, 2004	79,903	72,282	371,859	274,748	453,383	9,137	1,261,312

Accumulated amortization
Balance as of December 31, 2002	46,721	—	112,245	138,967	72,751	13,464	384,148

Additions	11,120	4,011	35,510	42,746	25,767	1,008	120,162
Additions due to impairment	2,054	—	1,213	—	14,028	—	17,295
Retirements and disposals	(16)	—	—	(16,489)	—	(10,188)	(26,693)
Transfers	—	—	(297)	10	12,566	(77)	12,202
Exchange rate adjustments	(510)	—	(2,782)	(4,902)	(11,045)	(69)	(19,308)

Balance as of December 31, 2003	59,369	4,011	145,889	160,332	114,067	4,138	487,806

Additions	9,911	8,463	38,052	38,863	25,881	1,000	122,170
Additions due to impairment	397	—	7,252	—	3,002	—	10,651
Retirements and disposals	(8,253)	—	(14,603)	(14,521)	—	—	(37,377)
Transfers	8	464	(485)	—	29,079	—	29,066
Exchange rate adjustments	(294)	—	(1,393)	(1,680)	(4,866)	20	(8,213)

Balance as of December 31, 2004	61,138	12,938	174,712	182,994	167,163	5,158	604,103

Net book value as of December 31, 2002	36,076	—	157,564	121,513	152,929	2,525	470,607

Net book value as of December 31, 2003	29,304	37,677	179,068	111,761	196,894	1,348	556,052

Net book value as of December 31, 2004	18,765	59,344	197,147	91,754	286,220	3,979	657,209

The increase in software development projects during the years 2003 and 2004 is mainly due to capitalization of software for IT services, as well as ongoing investments in the traditional and e-commerce areas.

The increase in purchased technology during the years 2004 and 2003 are mainly due to the acquisition of the 55.36% share interest in Opodo Limited (UK) and the acquisition of the remaining 66% share interest in Amadeus Germany GmbH and Balance Sheet reclassification of the original 34% acquisition, respectively.

The increase in purchased contracts during the years 2004 and 2003 are primarily due to signing bonuses paid to travel agencies.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The increase in goodwill during the year 2004 is mainly due to the acquisition of the subsidiaries Amadeus France SNC, Optims SA, and Opodo Limited (UK) and during the year 2003 is mainly due to the acquisition of the subsidiary Amadeus Germany GmbH.

As of December 31, 2004 fully amortized items amount to KEURs 119,862 (KEURs 126,468 at December 31, 2003).

As of December 31, 2004 an impairment loss amounting KEURs 7,252 has been recognised in the statement of income mainly related to software developments in the leisure area. These write downs were necessary on account of the change in Management’s expectations on the recoverable value, on the basis of discounted future cash-flow compared to the book value.

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

As of December 31, 2004 and 2003 assets under construction of KEURs 1,910 and KEURs 2,758 respectively, were included in “Licenses”.

8.    INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

Balances and movements for the years ended December 31, 2004 and 2003 of the items included under investments in associates and long-term investments are as follows:

	Investments In associates	Other long-term investments	Total
Balance at December 31, 2002	124,153	38,278	162,431
Additions	6,471	80,088	86,559
Additions due to acquisitions	857	67	924
Decreases	—	(2,870)	(2,870)
Share of associates’ results	(21,706)	—	(21,706)
Dividends received	(9,076)	—	(9,076)
Transfers	(35,087)	(11,200)	(46,287)
Remeasurement to fair value of investments	—	2,274	2,274
Exchange rate adjustments	(2,339)	(1,880)	(4,219)

Balance at December 31, 2003	63,273	104,757	168,030

Additions	3,441	19,685	23,126
Additions due to acquisitions	—	19,048	19,048
Decreases	—	(7,758)	(7,758)
Share of associates’ results	(7,566)	—	(7,566)
Dividends received	(8,126)	—	(8,126)
Transfers	(23,521)	(68,332)	(91,853)
Remeasurement to fair value of investments	—	(2,876)	(2,876)
Exchange rate adjustments	87	(685)	(598)

Balance at December 31, 2004	27,588	63,839	91,427

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The “Share of associates’ results” caption excludes the impact of taxes payable at the respective shareholder level. The “Transfers” caption for investments in associates includes the impact of acquiring controlling interests in associates.

The increase in the “Other long-term investments” caption during year 2004 is mainly due to deposits of Opodo Limited (UK). The increase in this caption during 2003 is mainly due to the convertible loan given to Opodo Limited (UK) (Note 9).

As of December 31, 2004, the transfers out of the “Other long –term investment” caption includes the impact of considering the convertible loan, given to Opodo Limited (UK) in 2003, as an intercompany loan upon the acquisition by the Group of 55.36% interest in this company. The terms of the convertible loan contract have been revised and the option to convert has been cancelled.

9.    NEW INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a)	During the year ended December 31, 2004 the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	42% interest in Amadeus Brasil Ltda (total interest 76%).

•	50% interest in Travellink AB (total interest 85.1%).

•	20% interest in Comtec (Europe) Limited.

•	51% interest in Amadeus Bulgaria EOOD (total interest 100%).

•	55.36% interest in Opodo Limited (UK).

•	66.12% interest in Optims S.A. (total interest 96.12%).

•	66% interest in Amadeus France SNC (total interest 100%).

ii)	Newly created companies:

•	100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.

•	100% interest in the NMC Amadeus Saudi Arabia Limited.

•	50% Interest in Jordanian National Touristic Marketing Private Shareholding Company.

iii)	Capital increases:

•	Amadeus Hong Kong Ltd.

•	Amadeus Marketing (Ghana) Ltd.

•	Amadeus Austria Marketing, GmbH.

•	Eviaggi.com S.P.A.

•	Amadeus Marketing Philippines Inc.

•	Amadeus Central and West Africa S.A.

•	Sistema de Reservaciones CRS de Venezuela C.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The main balance sheet impacts of these transactions are summarized below:

Cash paid for current transactions	131,063
Conversion of debt to equity	2,772
Deferred consideration	42,652
Tax benefit on investments	(28,728)
Equity in net assets acquired	(29,146)

Excess purchase price	118,613
Allocation of fair value to net assets acquired	(8,487)

Goodwill	110,126

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Cash paid for current transactions	131,063
Cash acquired as a result of current acquisition	(42,409)
Cash acquired related to the pre-existing ownership in Amadeus Brazil, Travellink, Bulgaria, Optims and Amadeus France	(5,579)
Cash acquired related to minority interests	(27,191)

Net cash invested in subsidiaries and associates	55,884

Of the business combinations performed during the year 2004, the acquisition of Opodo Limited, Optims S.A. and Amadeus France SNC have been effected from March 31 onwards being, therefore, subject to the application of the new IFRS 3 “Business Combinations”. The accounting for these acquisitions has been determined provisionally and is within the provisional accounting period.

The purchase price and goodwill amounts recognised for Optims S.A. and Amadeus France SNC are included in the purchase price and goodwill aggregates for the year 2004 presented above.

On July 1, 2004 we acquired a 55.36% controlling stake, via capital increase, in Opodo Ltd, a leading pan-European online travel portal for EURs 62 million in cash, being EURs 20 million paid upon acquisition, and the remaining EURs 42 million deferred in two installments before year end. The revenues and net profit for the Group from acquisition date is KEURs 24,110 and KEURs (14,015) respectively.

Opodo is managed under Amadeus’ umbrella and operates as a separate entity with its own board. Opodo’s nine pre-existing airline owners remain as shareholders in the portal.

Amadeus was already the technology provider of Opodo and had presence on its board since April 2003, by means of a Convertible Loan amounting to approximately EURs 52 million. Upon completion of the 55.36% acquisition, the conversion rights attached to the loan have terminated, and remain as a financial loan.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The purchase consideration paid for the above acquisition and the goodwill acquired is as follows:

Purchase consideration
Cash invested	62,000
Tax benefit on investment	(10,059)

Total purchase consideration	51,941
Fair value of net assets acquired	18,952

Goodwill	32,989

The goodwill amount recognised is attributed to the economic benefits to be obtained at central level and to the tax losses carry-forward not recognised at acquisition date.

The fair value of assets, liabilities and contingent liability amounts recognised at the acquisition date is as follows:

Fair values recognised at acquisition
Assets
Curent assets	115,228
Tangible assets	4,358
Intangible assets
Purchased technology	21,900
Other non current assets	16,483

Liabilites
Deferred Tax Liablities	6,570
Other liabilities	117,165
Contingent liabilites	—

Net assets	34,234
Minority interest	(15,282)

Net assets acquired	18,952

Information on carrying amounts of the above items immediately before the acquisition was effected are not disclosed since the information is currently not available.

Following the 55.36% acquisition of Opodo Limited (UK), the following fair values were identified with respect to the net assets acquired:

Purchased technology	21,900
Deferred income taxes payable	(6,570)

100% allocation of fair value to the net assets acquired	15,330
55.36% allocation of fair value to net assets acquired	8,487

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case of Opodo, it relates to its capability to operate the online travel web-site providing a wide range of travel agency services.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The recoverable amount of Opodo has been determined as of December 31, 2004 on the basis of a value in use calculation, which has resulted in no impairment. Cash flow projections have been based on a five year period financial budget approved by management. Estimated cash flows beyond this period are extrapolated using the estimated growth rate for the business in which Opodo operates.

b)	During the year ended December 31, 2003 the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%).

•	24.5% interest in Amadeus Polska Sp.zo.o (total interest 100%).

•	100% interest in Airline Automation, Inc.

•	17.54% interest in Vivacances S.A. (total interest 67.54%).

•	35% interest in Amadeus Kuwait Company W.L.L.

•	30% interest in Optims S.A.

•	10% interest in Travellink AB (total interest 35%).

•	100% interest in German Travel Services GmbH. The Group had temporary control over the company and, therefore, has not consolidated this participation, which has been sold in 2004.

ii)	Newly created companies:

•	100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L., Amadeus East Africa and Amadeus Hong Kong Ltd.

•	50% interest in PT Amadeus Indonesia

•	49% interest in Amadeus Gulf LLC

iii)	Capital increases

•	Amadeus Polska Sp.zo.o

•	Amadeus Hellas S.A.

•	Amadeus Global Travel Israel Limited

•	Amadeus GTD Australia Pty Ltd.

•	Eviaggi.com S.P.A.

•	Travellink AB

The main balance sheet impacts of these transactions are summarized below:

Cash paid for current transactions	137,666
Conversion of debt to equity	2,000
Deferred consideration	13,863
Tax benefit on investments	(16,837)
Equity in net assets acquired	(33,882)

Excess purchase price	102,810
Allocation of fair value to net assets acquired	(21,633)

Goodwill	81,177

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

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

The reconciliation between the net cash paid for current transactions and the net cash invested in subsidiaries and associates is as follows:

Cash paid for current transactions	137,666
Cash acquired as a result of current acquisition	(35,233)
Cash acquired related to the pre-existing ownership in Amadeus Germany and Vivacances	(18,476)

Net cash invested in subsidiaries and associates	83,957

10.	CURRENT AND LONG TERM DEBT

The breakdown of amounts owed to financial institutions, by maturity, is as follows as of December, 31:

	2004	2003
Syndicated loans—short-term	—	62,729
Other credit facilities	8,562	17,581

Total short-term debt	8,562	80,310

Other	2,538	701

Total long-term debt	2,538	701

Total debt	11,100	81,011

The Group has two syndicated variable rate loans as of December 31, 2004 which are under KEURs 200,000 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2004 and 2003, the total unused amounts available under these facilities are KEURs 500,000 and KEURs 565,000, respectively. The interest rates for the drawdowns on these loans ranged from 2.37% to 2.58% for the year ended December 31, 2004 and from 2.39% to 3.75% in 2003. These loans have commitment fees that range from 0.25% to 0.26% of the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The repayment and maturity schedule for these two facilities as of December 31, is as follows:

	2004		2003
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
April 21, 2004	—	—	27,729	27,729
April 24, 2004	—	—	100,000	35,000
April 24, 2005	100,000	—	100,000	—
April 24, 2006	100,000	—	100,000	—
December 20, 2006	150,000	—	150,000	—
December 20, 2007	150,000	—	150,000	—

	500,000	—	627,729	62,729

Short term credit facilities have accrued interest at rates between 2.31% and 6.21% during 2004 and between 2.37% and 5.60% in 2003.

In addition to the syndicated loans mentioned above, various financial institutions have made available lines of credit and credit facilities, which require no commitment fees. As of December 31, 2004 and 2003, the unused portion of these credit facilities is KEURs 96,089 and KEURs 94,360, respectively.

11.	COMMITMENTS

a)	Leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease is the CRS data processing center in Erding. The original cost (in 1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 6). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.98% during 2004 and 2003.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The future minimum lease payments for finance leases as of December 31, is as follows:

Year(s) due	2004		2003
	Gross	Net present value	Gross	Net present value
0–1	15,089	13,979	14,912	13,824
1–2	12,727	11,650	14,029	12,861
2–3	10,965	9,741	12,263	10,982
3–4	10,542	9,170	10,468	9,028
4–5	8,976	7,469	10,402	8,790
5–10	35,924	24,725	37,716	26,484
10–15	35,865	19,266	35,865	19,267
15–20	21,097	9,999	28,271	12,827

Total minimum lease payments	151,185	105,999	163,926	114,063
Less amount representing interest	45,186	—	49,863	—

Obligations under finance leases	105,999	105,999	114,063	114,063

Current portion	9,996		9,643
Long-term portion	96,003		104,420

	105,999		114,063

For the year ended December 31, 2004 and 2003 the rental expense for operating leases were KEURs 51,089 and KEURs 41,839, respectively.

The future minimum lease payments for operating leases as of December 31, is as follows:

Year(s) due	2004	2003
0 – 1	38,972	44,097
1 – 2	33,524	36,880
2 – 3	26,687	29,580
3 – 4	21,875	23,571
4 – 5	21,117	21,094
5 – 10	49,428	56,756
10 – 15	6,482	15,500

Total payments	198,085	227,478

b)	Other commitments

As of December 31, 2004 and 2003, the Group had short-term commitments to acquire tangible assets for KEURs 8,142 and KEURs 9,252, respectively. Additionally, the Group has entered into various software license agreements, which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations. The maximum amount committed under these agreements, at December 31, 2004, is KEURs 7,761 and KEURs 660 for the short and the long-term, respectively (at December 31, 2003, KEURs 1,227 and KEURs 268 for the short and the long-term, respectively).

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

12.    OTHER LONG-TERM LIABILITIES

The breakdown of this caption as of December 31, 2004 and 2003 is as follows:

	2004	2003
Debt related to equity instruments similar to treasury shares (see Note 13)	—	28,380
Deferred purchase consideration	24,173	27,070
Defined benefit plans	3,355	3,711
Derivative liabilities (Note 18)	2,448	4,980
Others	7,327	8,637

	37,303	72,778

a)	Deferred purchase consideration

The amount of this liability is contingent on the evolution of the respective businesses acquired.

b)	Pension and Post-retirement benefits

The Group operates funded and unfunded defined benefit plans.

The amounts related to defined benefit plans recognized in the balance sheet as of December 31, are as follows:

	2004	2003
Present value of wholly unfunded obligations	9,045	6,596
Present value of partially or wholly funded obligations	38,819	34,852

Present value of defined benefit obligations	47,864	41,448
Fair value of plan assets	(33,728)	(31,270)

Funded Status of the Plan	14,136	10,178
Past service cost	(1,596)	—
Unrecognized actuarial gains/(losses)	(9,185)	(6,467)

Net (asset)/liability in balance sheet	3,355	3,711

The defined benefit plan amounts recognized in the statement of income for the years ended December 31, are as follows:

	2004	2003	2002
Net Current service cost	2,408	2,243	1,214
Interest cost	2,405	2,289	1,354
Expected return on plan assets	(2,281)	(1,943)	(1,006)
Amortization of unrecognized actuarial (gains)/losses	236	238	104
Effect of curtailments or settlements	242	684	—
Past service cost	219	—	41

Total net periodic pension cost	3,229	3,511	1,707

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Balances and movements for the years ended December 31, 2004 and 2003 of the items included under defined benefit plan liability are as follows:

	2004	2003	2002
Balance at the beginning of the period	3,711	8,396	5,317
Company contributions	(3,087)	(4,076)	(495)
Net periodic pension cost for the year	2,987	2,828	1,707
Benefits paid directly by the company in the year	(298)	(329)	—
Adjustments relating to acquisitions/divestures/business combinations	—	1,459	—
Adjustments relating to settlements/curtailments/terminations	242	684	—
Exchange rates differences	(161)	(488)	(735)
Additional minimum liability charged to equity			2,602
Additional minimum liability adjustment	—	(2,602)
Reclassification from other net liabilities	(39)	(2,161)	—

Balance at the end of the period	3,355	3,711	8,396

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of December 31, is as follows:

	2004	2003
Discount rate for Obligations	5.18%–6.00%	5.61%–6.25%
Discount rate for Expense	5.55%–6.25%	5.88%–6.75%
Long-Term Rate of Return on Plan Assets	5.68%–8.30%	6.32%–8.50%
Rate of Future Compensation Increases	3.30%–3.75%	3.27%–3.75%
Rate of Pension Increases	1.82%	1.84%
Medical rate and ultimate rate	10.5% / 5.25%	11.0% / 5.25%

For the years ended December 31, 2004 and 2003 the expense for defined contribution plans is KEURs 15,660 and KEURs 13,419, respectively.

13.	SHAREHOLDERS’ EQUITY

Balances and movements of class “A” and class “B” shares for the years 2004 and 2003 are as follows:

	Class “A” shares (Par value 0.01 Euros)
	Issued shares	Treasury shares	Outstanding shares	Class “B” shares (Par value 0.10 Euros)
As of December 31, 2002	590,000,000	15,711,730	574,288,270	219,983,100

Additions	—	22,025	(22,025)	—
Disposals	—	(230,912)	230,912	—

As of December 31, 2003	590,000,000	15,502,843	574,497,157	219,983,100

Additions	—	10,311,563	(10,311,563)	—
Disposals	—	(6,708,736)	6,708,736	(48,539,400)

As of December 31, 2004	590,000,000	19,105,670	570,894,330	171,443,700

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The Treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 16 and warrants issued as described in Note 18. Disposals include shares and options granted to employees in connection with the different Stock Incentive Plans and portfolio adjustments made in order to match with the current obligations of the Group.

In the Annual General Shareholders’ meeting that has taken place in June 2004, the redemption of 48,539,400 class “B” shares was approved, following the sale of 78,000,000 Amadeus Class “A” shares by Lufthansa Commercial Holding GmbH on February 12, 2004.

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

As of December 31, 2004 the Company’s shares are held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” Shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	43.21%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	33.80%
Lufthansa Commercial Holding, GmbH	29,826,173	18,560,843	5.05%	9.34%
Other (1)	314,500,000	—	53.31%	13.65%

Total	590,000,000	171,443,700	100%	100%

(1)	Includes the Treasury shares and the public shares.

As of December 31, 2003 the Company’s shares are held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” Shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other (1)	236,500,000	—	40.08%	8.47%

Total	590,000,000	219,983,100	100%	100%

(1)	Includes the Treasury shares and the public shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The General Shareholders’ Assembly of June 14, 2004 declared a dividend per class “A” and per class “B” share, in accordance with the Company’s by-laws and once the economic rights of the Treasury shares were proportionally distributed to the remaining shares. The final dividend of KEURs 35,000 was paid in July 2004 with regards to the distribution of 2003 results.

Included in retained earnings are reserves of KEURs 117,683 and KEURs 106,696 as of December 31, 2004 and 2003, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies. Within these restricted reserves there is an allocation for the total amount of Treasury shares acquired which is charged to additional paid-in capital.

The components of the Treasury shares and other similar equity instruments caption as of December 31, were as follows:

	Number of shares		KEURs
	2004	2003	2004	2003
Treasury shares	19,105,670	15,502,843	109,499	98,519
Equity swaps	—	4,500,000	—	28,380

	19,105,670	20,002,843	109,499	126,899

14.	RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm’s length basis.

a)	Accounts receivables—affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on the shareholder airlines. Total revenues earned by the Group from affiliates for the year ended December 31, 2004 and 2003 are KEURs 498,452 and KEURs 505,291, respectively.

b)	Loans receivable and advances—affiliates

Total interest earned by the Group from affiliates is KEURs 146 and KEURs 44 for the year ended December 31, 2004 and 2003, respectively. Interest rates for these loans denominated in United States Dollars (USD) and EURs ranged from 3.29% to 6.15% for the year ended December 31, 2004. Interest rates for these loans denominated in United States Dollars (USD), EURs and Swedish Krona (SEK) ranged from 3.16% to 4.15% for the year ended December 31, 2003.

c)	Accounts payable—affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Amadeus Group with its affiliates are KEURs 266,701 and KEURs 281,589 for the year ended December 31, 2004 and 2003, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

d)	Board of Directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 426 in 2004 (KEURs 460 in 2003). No loans, advances or stock options have been granted to the members of the Board of Directors.

15.	SEGMENT INFORMATION

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

	Year ended December 31,
	2004	2003	2002
Europe	1,371,988	1,293,464	1,160,111
United States	169,717	182,544	203,258
Rest of the world	514,975	453,001	492,951

Total	2,056,680	1,929,009	1,856,320

The following geographical distribution of assets is based on the country where the assets were located or relate to. The split of assets as of December 31, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	266,220	6,929	14,385	—	287,534
Intangible assets	367,637	60,279	14,034	215,259	657,209
Investments in associates	16,382	2,664	8,542	—	27,588

Total	650,239	69,872	36,961	215,259	972,331

The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	249,330	12,177	10,972	—	272,479
Intangible assets	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	—	63,273

Total	550,097	104,478	37,184	200,045	891,804

Because of the interrelationships between the Group’s geographical activities, it is not meaningful to segment global results for purposes of IAS 14, “Segment Reporting”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

16.	STOCK INCENTIVE PLANS

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i)	The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual installments.

ii)	The Group granted to senior management a one-time grant of shares, which would vest at the end of a three to four year period.

iii)	The Group also granted to executive employees (including non-senior members from the management team), in each of the years 1999 to 2004, options to purchase shares of the Group´s Common Stock at the market price on the date of the grant until the year 2003, and at the average market price for the year 2004. Thus no compensation expense has been recorded for plans prior to 2004 and KEURs 415 compensation expense have been recognised related to the 2004 Plan. The aforementioned options vest in equal installments over a four-year period measured from the date of the grant and have a ten-year term from the grant date.

As of December 31, the detail of these plans is as follows:

	2004		2003
	Number of options	Value at exercise price	Number of options	Value at exercise price
Outstanding at 1st January	12,056,290	66,559	8,945,901	48,378

Of which vested	4,983,719	29,549	2,747,244	17,454
New rights	3,630,120	19,203	3,446,115	19,919
Rights exercised (*)	(889,071)	(4,576)	(49,707)	(224)
Rights expired	(217,042)	(1,238)	(286,019)	(1,514)
Plan 2003 adjustment	(168,049)	(971)	—	—

Outstanding at 31st December	14,412,248	78,977	12,056,290	66,559

Of which vested	6,476,974	37,696	4,983,719	29,549

(*)	The average price for the rights exercised has been 5.15 EURs during 2004 and 4.5 EURs during 2003.

The increase in new rights during 2004 corresponds to the 2004 Stock Option Program.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The maturity dates of options as of December 31, are as follows:

	2004		2003
	Number	Exercise price	Number	Exercise price
Five years	1,596,212	5.75	—	—
Six years	1,122,956	8.89	1,941,603	5.75
Seven years	2,106,936	5.42	1,160,967	8.89
Eight years	2,754,393	3.88	2,458,081	5.42
Nine years	3,201,631	5.78	3,049,524	3.88
Ten years	3,630,120	5.29	3,446,115	5.78

Total	14,412,248		12,056,290

iv)	During 2002, the Group implemented an Employee Stock Purchase Program. The general conditions of the program allow employees to purchase Company shares every three months up to an established percentage of the employee’s annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2004 and 2003 was KEURs 86 and KEURs 97, respectively.

The IFRS 2 on share–based payment transactions, which provides a fair value approach to accounting for share based payments, has been issued in the first quarter 2004. The effective application date will be January 1, 2005. The transitional provisions will require prospective application for equity settled stock incentive plans. As a result, the Group does not provide a pro forma impact on the income statement and earnings per share that would have applied had the transition provision required retrospective application.

17.	ADDITIONAL INCOME STATEMENT DATA AND RELATED DISCLOSURES

The Group’s personnel expense and number of employees were as follows:

	Year ended December 31
	2004	2003
Gross personnel costs	402,111	387,863
Less amount capitalized	25,144	26,429

Net charge to income	376,967	361,434

Average number of employees	5,760	5,257

In the year 2003, the average headcount has been recalculated using the period from the acquisition to year-end instead of averaging across the full year.

The Group’s net interest expense was as follows:

	Year ended December 31,
	2004	2003
Interest expense	12,266	17,750
Less interest income	6,221	2,037

Net interest expense	6,045	15,713

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

	Year ended December 31,
	2004	2003
Interest expense	12,266	17,750
Less interest income	6,221	2,037

Net interest expense	6,045	15,713

18.	FINANCIAL INSTRUMENTS

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

As of December 31, 2004, the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs) (***)	Fair value (KEURs)
					OCI (**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2005	68,748	7,264	—	4,143	11,407
			2006	12,587	1,644	—	—	1,644
		Others	2005	(39,668)	1,949	—	468	2,417
			2006	(28,292)	723	—	—	723
	Options	USD	2005	55,062	7,158	—	(1,696)	5,462
			2006	66,808	5,481	—	(1,468)	4,013
			2007	40,378	2,693	—	(947)	1,746

Net equity investments	Forward	USD	2005	5,284	—	154	—	154
		Others	2005	19,049	—	112	—	112

Others (*)	Forward	USD	2005	23,758	—	—	888	888
		Others	2005	11,606	—	—	144	144

	IRS	EUR	2009	8,474	—	—	28	28

Premium paid								4,473

Total					26,912	266	1,560	33,211

Total short term (Note 5)					16,371	266	3,947	22,354

Total long term					10,541	—	(2,387)	10,857

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

Derivative Liabilities

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs) (***)	Fair value (KEURs)
					OCI (**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2005	(13,571)	781	—	412	1,193
		Others	2005	(49,145)	1,383	—	372	1,755
			2006	(41,303)	1,192	—	—	1,192
			2007	(19,349)	263	—	—	263
	Options	USD	2005	40,378	—	—	373	373
			2006	28,632	—	—	506	506
			2007	38,176	—	—	487	487

Net equity investments	Forward	USD	2005	(5,222)	—	93	—	93
		Others	2005	(19,014)	—	79	—	79

Others (*)	Forward	Others	2005	(13,357)	—	—	830	830

Total					3,619	172	2,980	6,771

Total short term (Note 5)					2,164	172	1,987	4,323

Total long term (Note 12)					1,455	—	993	2,448

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

During the year 2004, the Group entered into certain derivative instruments designated as cash flow hedge for which the underlying transaction is expected to occur in 2005. These hedge designations have been cancelled in 2004. The cumulative gain on these hedging instruments at the time of cancellation was KEURs 2,201, and is included in equity as of December 31, 2004 until the forecasted transaction occurs. Part of the balance amount of KEURs 2,142 related to derivative instruments cancelled in 2003 that remained in equity as of December 31, 2003 has been reclassified to the statement of income in 2004 at the time the underlying transaction occurred.

Additionally, of the total outstanding derivative instruments in equity as of December 31, 2003, a net gain of KEURs 13,704 has been reclassified to the statement of income in 2004. Of the outstanding derivative instruments in equity as of December 31, 2002, a net gain of KEURs 6,309 was reclassified to the statement of income during the year 2003.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2003 the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs) (***)	Fair value (KEURs)
					OCI (**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2004	125,741	19,451	—	2,797	22,248
			2005	52,716	6,365	—	—	6,365
		Others	2004	(33,999)	1,425	—	407	1,832
			2005	(26,039)	1,994	—	—	1,994
	Options	USD	2004	24,545	1,934	—	15	1,949
			2005	30,278	2,885	—	377	3,262
			2006	16,129	125	—	93	218

Net equity investments	Forward	USD	2004	36,283	—	4,346	—	4,346
		Others	2004	9,531	—	235	—	235
	Options	USD	2004	11,876	—	1,032	—	1,032
			2005	38,005	—	2,684	—	2,684

Others (*)	Forward	USD	2004	46,709	—	—	2,615	2,615
		Others	2004	(12,059)	—	—	832	832
			2005	(3,120)	—	—	40	40
	IRS	EUR	2009	10,048	—	—	178	178

Premium paid					—	—	—	2,738

Total					34,179	8,297	7,354	52,568

Total short term (Note 5)					22,810	5,613	6,666	35,680

Total long term					11,369	2,684	688	16,888

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Derivative Liabilities:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs) (***)	Fair value (KEURs)
					OCI (**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2004	27,979	3,098	—	129	3,227
			2005	4,453	444	—	—	444
		Others	2004	25,870	1,463	—	429	1,892
			2005	20,661	1,285	—	—	1,285
	Options	USD	2004	24,545	—	—	441	441
			2005	19,873	—	—	1,065	1,065

Net equity investments	Forward	USD	2004	15,568	—	4,355	—	4,355
		Others	2004	743	—	23	—	23
	Options	USD	2004	11,876	—	—	279	279
			2005	38,005	—	—	1,150	1,150

Others (*)	Forward	Others	2004	30,300	—	—	815	815
	IRS	EUR	2005	50,000	—	—	1,036	1,036

Total					6,290	4,378	5,344	16,012

Total short term (Note 5)					4,561	4,378	2,093	11,032

Total long term (Note 12)					1,729	—	3,251	4,980

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

ii)	Interest rate derivatives

The Group entered into an interest rate swap agreement to hedge against exposure to increases in interest rates related to a finance lease agreement, which has expired in December 2004. During the year, this agreement entitled the Group to receive interest at floating rates and obliged it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap were KEURs 12,501 as of December 31, 2003. Of the total fair value of interest rate derivatives included in equity as of December 31, 2003, a net loss of KEURs 240 has been reclassified to the statement of income during the year 2004.

In 2002, the Group entered into an interest rate swap agreement starting November 29, 2002 ending November 29, 2005 with a fixed notional principal of KEURs 100,000. This agreement entitled the Group to receive interest at floating rates and pay at a fixed rate of 3.423%. The agreement entered into is to limit the Group’s exposure to increases in interest rates of its credits and loans. As of August 2003, the bullet principal of the outstanding agreement was reduced up to KEURs 50,000. In January 2004, the remaining notional of this IRS was fully cancelled.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Additionally, in June 2003 the Group entered into a new agreement ending June 5, 2009. The principal amounted to KEURs 10,799 and would be reduced during the life of the agreement (amortising principal). As of December 31, 2004 the principal amounts to KEURs 8,474. This agreement entitles the Group to receive interest at floating rates and pay at a fixed rate of 2.6775%.

As a result of the 2003 year end change of the interest payment structure of the Group’s credits and loans, this structure does not qualify for hedge accounting as of December 31, 2004 and 2003.

The fair value of the outstanding agreements as of December 31, 2004 and 2003 is an unrealized gain of KEURs 28 and an unrealized loss of KEURs 858 respectively.

iii)	Equity related instruments

•	Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas the Group issued during the year 2000 warrants to purchase 10,668,000 of its class “A” shares at exercise prices ranging from EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of class “A” shares issued on the date of the contract. Therefore, any increase in the number of issued class “A” shares could require a corresponding increase in the number of warrants. As of December 31, 2003, these warrants were fully vested.

The warrants mentioned above are classified as follows at December 31:

Cash settlement option	Number of warrants as of
	December 31, 2004	December 31, 2003
Yes	—	5,900,000
No	1,818,000	4,768,000

	1,818,000	10,668,000

During 2004, 8,850,000 of these warrants have expired without being executed. The fair value as of December 31, 2003 amounting to KEURs 59, has been charged to the statement of income during 2004. Expiration date for the remaining warrants is November 2005.

The initial fair value of the 1,818,000 warrants, vested in 2001, which were considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the “Additional paid-in capital” caption.

•	Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, the Group entered during the year 2000 into equity swap agreements which allowed Amadeus to buy 12,812,858 of its class “A” shares at any time until mid-2004 at an average price of EURs 10.32 or settle the difference with the market price in cash. The financing costs relating to these agreements were at interest rates of 2.55% to 2.74% and 2.50% to 3.56% during 2004 and 2003, respectively. These costs are recognized in the “Financial expenses” caption and amount to KEURs 465 and KEURs 478 during 2004 and 2003, respectively.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

In November 2003, an equity swap agreement representing 1,812,462 class “A” shares was cancelled.

As of December 31, 2004 all agreements have matured and converted into Treasury shares. The current situation of these agreements is as follows:

	Number of shares
	December 31, 2003	Cancellations	December 31, 2004
No interim cash settlement	4,500,000	(4,500,000)	—
Converted into Treasury shares	6,500,396	4,500,000	11,000,396

	11,000,396	—	11,000,396

•	Investments in securities

Additionally, as of December 31, 2004, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2004 and 2003, the Group recorded in the statement of changes in shareholders’ equity an unrealized loss of KEURs 1,545 and an unrealized gain of KEURs 2,651, net of tax, respectively, resulting from changes in fair values of these assets. The fair values of these securities as of December 31, 2004 and 2003 was KEURs 6,818 and KEURs 9,781, respectively, and are recorded in the “Other long-term investments” caption.

b)	Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

c)	Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2004 and December 31, 2003 was approximately KEURs 109,314 and KEURs 114,911, respectively.

d)	SITA INC NV depository certificates

As of December 31, 2004 and 2003 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stiching “the SITA Information Networking Computing Foundation” (“the Foundation”), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included in the “Long-term investments” caption.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders’ agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

19.    TAXATION

The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case. Income tax returns cannot be considered definitive until its expiration or acceptance by the Tax Authorities and, independently that fiscal legislation is susceptible to different interpretations, it is estimated that whatever additional fiscal liability may arise as a consequence of an eventual tax inspection will not have a significant effect on the consolidated financial statements considered as a whole. In this regard, in December 2003, the French Tax Authorities issued a tax assessment on Amadeus s.a.s. for the fiscal years 2000 and 2001. Irrespective of the final outcome of the administrative / legal process initiated then by the company, in case that the final tax assessment materialises, it will not have a significant effect on the consolidated financial statements as of December 2004 due to the bilateral tax adjustment to be applied at group level. Additionally, the general tax audit initiated by the Spanish tax authorities over the Company in July 2004 is still in progress. The taxes and fiscal years under review are the Corporate Income Tax for the years 1999 and 2002 and remaining taxes (VAT, Withholding taxes, etc.) for the years 2000 to 2002.

Income tax expense was as follows:

	Year ended December 31
	2004	2003
Current	122,866	117,455
Deferred	6,152	4,727

Total	129,018	122,182

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2004	2003
	%	%
Statutory income tax rate in Spain	35.0	35.0
Effect of different tax rates in other countries	0.9	0.8
Permanent differences due to goodwill amortization	2.5	3.9
Other permanent differences	(2.2)	0.3
Losses with no tax benefit recognition	2.4	1.3
Other	0.1	(1.4)

Effective income tax rate	38.7	39.9

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

A detail of tax receivables and payables as of December 31 is as follows:

	2004	2003
Tax receivable
Income tax receivable	15,103	20,929
VAT	22,134	17,751
Others receivable	4,374	3,343

Total	41,611	42,023

Tax payable
Income tax payable	32,651	35,181
VAT	8,089	1,223
Other tax payable	11,346	7,779

Total	52,086	44,183

The Group’s deferred tax balances as of December 31, are as follows:

	2004	2003
Assets
Amadeus Operations KG—acquisition	74,706	84,043
Unused tax losses	12,591	27,822
Unused investment tax credits	32,261	25,131
Finance leases	2,571	2,389
Net cancellation reserve	16,207	14,690
Depreciation and amortization	24,214	20,586
Bad debt provision	9,623	8,867
Hedge accounting	978	1,258
Employees benefits	7,202	7,305
IPO cost	—	1,352
ICSA—T Liquidation	3,907	—
Dividends tax credits	4,165	2,965
Other	10,716	5,988

	199,141	202,396
Netting	(90,362)	(76,281)

	108,779	126,115

Liabilities
Unrealized gains—foreign currency and financial instruments	16,668	33,512
Provision for decline in value of investments	73,204	68,618
Depreciation and amortization	40,201	33,717
Capitalization of IT related costs	9,388	5,679
Purchased Intangible Assets	18,922	16,806
Other	6,507	20,177

	164,890	178,509
Netting	(90,362)	(76,281)

	74,528	102,228

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Acquisitions of new subsidiaries generated KEURs 1,222 of acquired deferred tax assets in 2004 and KEURs 6,570 and KEURs 2,429 of acquired deferred tax liabilities in 2004 and 2003, respectively as well as KEURs 28,728 and KEURs 16,837 of investment tax credits during 2004 and 2003. The European Commission has asked the Spanish Government for the necessary information to analyse the export activity deduction (Investment tax credit) in order to determine whether it constitutes a state grant. The European Commission has not concluded its analysis yet, so the scope of the claim is still not known. With the situation as it stands, it is not possible to objectively determine the impact it may have on the Amadeus Group once the claim is resolved. In these consolidated financial statements, the Group has not recorded any provision for this concept as the Group estimates that the probable outcome will be the cancellation of the rebate in the short-term without the need to pay back rebates already received.

Deferred tax assets charged to equity during 2004 were KEURs 1,563 while deferred tax income payable charged to equity during 2003 was KEURs 12,568, mainly relating to cash flow and net equity investment hedges.

The following table shows the expiration date of unused tax losses for which no deferred tax asset was recognized in the financial statements mainly due to the uncertainty of their recoverability as of December 31:

	2004	2003
Year(s) of expiration
0-1	—	101
1-2	796	611
2-3	1,261	77
3-4	1,710	1,385
4-5	12,728	1,650
Unlimited	211,198	15,166

Total	227,693	18,990

The main increase in 2004 relates to the acquisition of Opodo Limited (UK).

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

20.    EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2004 and December 31, 2003 is as follows:

	Class “A” shares as of December 31, 2004	Class “A” shares as of December 31, 2003	Weighted average number of class “A” shares as of December 31, 2004	Weighted average number of class “A” shares as of December 31, 2003
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000

Treasury shares and other similar equity instruments	(19,105,670)	(20,002,843)	(19,791,050)	(20,156,222)

Total shares outstanding	570,894,330	569,997,157	570,208,950	569,843,778

Dilutive effect of warrants, stock options and stock grants	2,902,973	722,393	2,470,576	853,736

Total number of diluted shares	573,797,303	570,719,550	572,679,526	570,697,514

	Class “B” shares as of December 31, 2004	Class “B” shares as of December 31, 2003	Weighted average number of class “B” shares as of December 31, 2004	Weighted average number of class “B” shares as of December 31, 2003
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100

Total shares outstanding	171,443,700	219,983,100	210,275,220	219,983,100

Total number of diluted shares	171,443,700	219,983,100	210,275,220	219,983,100

For the purposes of allocating earnings between the class “A” and class “B” shares, the assumption is made that the maximum economic rights attributable to the class “B” shares would be according to the dividend calculation described in Note 13. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class “B” shares first and the remainder to the class “A” shares.

The calculation of basic earnings per share (rounded to two digits) for the years ended December 31, is as follows:

	2004	2003
Net income in KEURs	208,032	160,114
Weighted average number of class “A” shares outstanding	570,208,950	569,843,778
Weighted average number of class “B” shares outstanding	210,275,220	219,983,100

Basic earnings per class “A” share, in EURs	0.36	0.28

Basic earnings per class “B” share, in EURs	—	—

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2004	2003
Net income in KEURs	208,032	160,114
Weighted average number of diluted class “A” shares outstanding	572,679,526	570,697,514
Weighted average number of diluted class “B” shares outstanding	210,275,220	219,983,100

Diluted earnings per class “A” share, in EURs	0.36	0.28

Diluted earnings per class “B” share, in EURs	—	—

21.    ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of December 31, are as follows:

	2004	2003
Cash on hand and balances with banks	39,342	22,507
Short-term investments	65,327	19,594

	104,669	42,101

22.    AUDITING SERVICES

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 1,404 and KEURs 1,248 for the years ended December 31, 2004 and 2003, respectively.

Additionally, fees for audit related services, such as due diligence and purchase audits, and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 393 and KEURs 505 for the year ended December 31, 2004 and KEURs 725 and KEURs 906 for the year ended December 31, 2003, respectively.

23.    SUBSEQUENT EVENTS

Amadeus has increased from 55.36% to 74.02% its stake, for EUR 80.4 million, in the pan-European on-line portal Opodo, with the corresponding proportional dilution of the other shareholders. The transaction was carried out within the context of the acquisition by Opodo of Karavel S.A., Quest and the integration of the wholly owned e-commerce subsidiaries for the Italian and Scandinavian market, of eviaggi.com and Travellink AB, respectively.

The acquisition of 100% equity stake in Karavel, S.A. amounts approximately EUR 60 million in cash, plus the resulting amount of additional adjustments to the initial purchase price in relation to the working capital.

Karavel is a leading online travel company in France, whose core expertise is in the pre-packaged holiday market. Its wholly owned subsidiary Promovacances, S.A is a well-known and respected brand, established in the French market since 1997, offering great value to travellers to a wide range of destinations and product types.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in Thousands of Euros-Keurs)

Continuing the strategy of consolidating its global distribution network, Amadeus has increased its shareholding in SAVIA Amadeus, its Spanish national marketing and distribution company (NMC) for Spain and Portugal, from 34 to 100 per cent. SAVIA Amadeus, headquartered in Madrid (Spain), is one of Amadeus’ largest markets worldwide in terms of bookings.

The cost of the acquisition has been EUR 82.3 million in cash plus the resulting amount of additional adjustments to the initial purchase price in relation to the working capital.

As it is of public domain, the major shareholders of the Company (Air France, Iberia and Lufthansa) initiated in the year 2004 a selection process among a group of financial investors for the acquisition of the Company. As already informed to the Spanish Stock Exchange Commission, the major shareholders together with BC Partners and Cinven have launched a public tender offer over 100 per cent of Amadeus shares at a price of EUR 7.35 per share, with the final objective of de-listing the Company from the Stock Market. At this agreed price, the value of the Group amounts to EUR 4,340 million. As there is no more available information from these private negotiations, we cannot foresee the potential accounting impacts derived from this transaction.

The stock option plans, according to their rules, would become immediately vested in the case of a change of control. The holders would have up to six months to exercise their options (Note 16).