Form 20-F
period 2006-03-31
AIR FRANCE-KLM /FI
filed 2006-07-19
CIK 1110452

As filed with the Securities and Exchange Commission on July 19, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1937

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☑

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☑

Presentation of Information

On May 3, 2004, Air France combined with KLM Royal Dutch Airlines. The financial condition and results of operations of KLM are included in those of Air France-KLM from May 1, 2004. On September 15, 2004, Air France transferred its assets, liabilities, businesses and operations to a French wholly-owned subsidiary in the “hive down” and was renamed Air France-KLM. In addition, the French wholly-owned subsidiary of Air France-KLM was renamed société Air France on such date. See “Item 4: Information on the Company—History of Air France-KLM—The Hive Down”. Accordingly, prior to March 31, 2004, we have given information in this annual report for Air France only. Investors are advised that any information regarding Air France given in this annual report is neither comparable to nor representative of the operations and results of operations and financial condition of Air France-KLM.

In this annual report, unless the context otherwise requires:

•	“Air France-KLM”, “we”, “us” and “our” mean Air France and KLM after completion of the exchange offer but before the hive down, and Air France-KLM and the combined operating companies after the hive down.

•	“Air France” refers to société Air France or Air France Group and its consolidated subsidiaries, as the context requires, either before or after the hive down, as the context requires.

•	“KLM” refers to KLM Royal Dutch Airlines or the KLM group, as the context requires.

•	the “combination” refers to the combination of the business and operations of Air France and KLM, the principal terms of which were set forth in the framework agreement.

•	the “exchange offer” refers to the offer launched on April 5, 2004 and completed on May 3, 2004 by Air France to acquire all of the outstanding common shares of KLM in exchange for Air France shares and Air France warrants, including Air France shares in the form of American Depositary Shares (ADSs) and Air France warrants in the form of American Depositary Warrants (ADWs).

•	the “framework agreement” refers to the framework agreement, including its schedules, entered into by Air France and KLM on October 16, 2003 setting forth the principal terms of the combination and the exchange offer, including the new corporate governance arrangements for Air France-KLM.

•	the “hive down” refers to the transfer, as approved on September 15, 2004, by Air France of its assets, liabilities, businesses and operations to Air France Compagnie Aérienne (which was renamed société Air France on such date).

•	the “privatization” refers to the effective transfer of a majority of Air France’s share capital on May 6, 2004 to the private sector upon the dilution of the French State’s shareholding upon the creation of 45,938,857 new Air France shares and 41,762,597 new Air France warrants to compensate the tender of KLM common shares in the exchange offer.

•	“United States” or “U.S.” refers to the United States of America, “France” refers to the Republic of France and “the Netherlands” refers to the Kingdom of the Netherlands.

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

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains or incorporates by reference “forward-looking statements” regarding the intent, belief or current expectations of Air France-KLM and it’s respective directors and officers about Air France-KLM and its businesses. Generally, words such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions identify forward-looking statements.

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

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among other factors:

•	our ability to develop an integrated strategy for Air France-KLM,

•	the future level of air travel demand,

•	competitive pressure among companies in our industry,

•	changes in the cost of fuel or the exchange rate of the euro to the dollar and other currencies,

•	actions or decisions by courts and regulators or changes in applicable laws or regulations (or their interpretations), including the laws and regulations governing the structure of the combination, the right to service current and future markets and laws and regulations pertaining to the formation and operation of airline alliances,

•	our future load factors and yields,

•	the effects of terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs of security, the cost and availability of aviation insurance coverage and war risk coverage and the price of jet fuel,

•	the effects of global health risks,

•	industrial actions or strikes by our employees or employees of our suppliers or airports, and

•	changing relationships with customers, suppliers and strategic partners.

We also caution that the information given in this annual report with respect to Air France only, is neither comparable to nor representative of the operations and results of operations and financial condition of Air France-KLM.

Part 1

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial Data

The first table below sets forth the selected consolidated financial data of Air France-KLM as of and for each of the financial years in the two year period ended March 31, 2006 prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union (IFRS as adopted by the E.U.). The second table below sets forth the selected consolidated financial data of Air France-KLM as of and for each of the financial years in the two year period ended March 31, 2006 and of Air France as of and for each of the financial years in the three year period ended March 31, 2004 prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The financial condition and results of operations of KLM are included in those of Air France-KLM from May 1, 2004. The selected consolidated financial data have been derived from the audited consolidated financial statements of Air France-KLM or Air France, as the case may be. Air France-KLM’s consolidated financial statements as of and for the years ended March 31, 2005 and 2006 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. its statutory auditors, as indicated in their report appearing elsewhere in this annual report. Air France’s consolidated financial statements as of and for the years ended March 31, 2003 and 2004 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. Air France’s consolidated financial statements as of and for the year ended March 31, 2002 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu).

Pursuant to the transposition in France of European Regulation 1606/2002 of July 19, 2002, we adopted IFRS as adopted by the E.U. for the first time in our consolidated financial statements for the year ended March 31, 2006, which includes comparative financial statements for the year ended March 31, 2005. IFRS 1 “First-time adoption of International Reporting Standards” requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IRFS consolidated financial statements (i.e., March 31, 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Air France-KLM, April 1, 2004) and throughout all periods presented in the first IFRS financial statements. The accompanying financial information as of and for the years ended March 31, 2006 and 2005 have been prepared in accordance with IFRS as adopted by E.U. as of May 17, 2006, the date on which Air France-KLM’s financial statements have been approved by the Board of Directors.

IFRS as adopted by the E.U. differs in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). We have, however, determined that the financial information for each of the financial years in the two year period ended March 31, 2006 would not be different had the Company applied IFRS as published by the IASB.

IFRS differs in important respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP relevant to the consolidated financial statements, together with a reconciliation of net income and shareholders’ equity under IFRS to net income and shareholders’ equity under U.S. GAAP, see Note 41 to the consolidated financial statements.

Air France-KLM’s results of operations are not directly comparable to those of Air France because of the completion of the exchange offer.

You should read the following selected consolidated financial data together with the consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended March 31,
	2006		2005(1)
	(in millions, except shares and per share data)
	($)(2)	(€)	(€)
Amounts in accordance with IFRS:
Stockholders’ equity	9,533	7,853	6,020
Total assets	32,143	26,479	23,194
Long-term debt	9,500	7,826	7,889
Common stock	2,780	2,290	2,290
Revenues	26,041	21,452	18,983

Net income from continuing operations	1,118	921	1,637

Net income	1,108	913	1,710

Earnings per share(3)
Basic	4.21	3.47	6.61
Diluted	3.95	3.25	6.60
Income from continuing operations per share
Basic	4.25	3.50	6.33
Diluted	3.98	3.28	6.32
Dividend declared per share (in €)	—	0.30	0.15
Dividend declared per share (in dollars)(2)	0.36	—	0.19
Average number of shares outstanding (in thousands) (3)
Basic	263,424	263,424	258,705
Diluted	284,227	284,227	258,895

Note:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	Translated solely for convenience at the noon buying rate on March 31, 2006 of $1.2139 per €1.00.
(3)	Excluding shares held by Air France-KLM.

	Year ended March 31,
	2006		2005(1)	2004	2003	2002
	(in millions, except shares and per share data)
	($)(2)	(€)
Amounts in accordance with U.S. GAAP
Stockholders’ equity	8,505	7,006	5,779	4,125	3,929	3,873
Total assets	30,502	25,127	23,220	14,575	13,925	14,359
Long-term debt and capital leases	11,000	9,062	8,709	4,933	4,605	4,932
Common stock	2,764	2,277	2,277	1,858	1,868	1,868
Operating revenues	26,027	21,441	19,067	12,296	12,669	12,544

Net income	1,219	1,004	755	173	154	79

Net income per share(3)
Basic	4.62	3.81	2.92	0.80	0.71	0.36
Diluted	4.33	3.57	2.92	0.80	0.71	0.36
Dividend declared per share (in €)	—	0.30	0.15	0.05	0.06	0.10
Dividend declared per share (in dollars)(2)	0.36	—	—	—	0.07	0.12
Average number of shares outstanding (in thousands)(3)
Basic	263,424	263,424	258,705	216,909	217,269	217,688
Diluted	284,227	284,227	258,895	216,909	217,269	217,688

Note:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	Translated solely for convenience at the noon buying rate on March 31, 2006 of $1.2139 per €1.00.
(3)	Excluding shares held by Air France-KLM.

Exchange Rate Information

The following tables set forth, for the periods indicated, information concerning the noon buying rate expressed in dollars per euro. Such rates are provided solely for your convenience. No representation is made that the euro could have been, or could be, converted into dollars at the rates indicated below:

	Year ended March 31,
	Average(1)	High	Low	Period-end rate
2002	0.879708	0.9310	0.8370	0.8717
2003	1.003283	1.1062	0.8750	1.0900
2004	1.180396	1.2845	1.0628	1.2289
2005	1.2653	1.3625	1.1801	1.2969
2006	1.2163	1.3093	1.1667	1.2139

Note:
(1)	The average of the noon buying rates on the last day of each month during the period.

	High	Low
Month
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
March 2006	1.2197	1.1886
April 2006	1.2624	1.2091
May 2006	1.2888	1.2607
June 2006	1.2953	1.2522

The noon buying rate on July 18, 2006 was $1.2500 per €1.00.

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

Following the terrorist attacks on September 11, 2001, insurance premiums for airlines increased significantly, especially for risks relating to terrorism. In the event of further terrorist attacks or acts of war, insurance premiums may be increased further or insurance may be made available only with additional limitations on coverage. Any failure to obtain adequate insurance coverage or insurance coverage at financially acceptable terms in the future would materially adversely affect our business, financial condition and results of operations.

Government support of airlines may have a distorting effect on competition in the airline industry.

Following the events of September 11, 2001, a number of countries took measures to help airlines extend coverage for damage caused to third parties on the ground as a result of terrorist acts, since the coverage available in the insurance market was limited. The French State and the Netherlands offered airlines, for a charge, an extension of coverage for loss amounts that exceeded the insurance coverage available in the market. From November 1, 2002, France and the Netherlands phased out this additional coverage at the direction of the European Commission, and European airline companies were required to obtain insurance coverage from private insurance companies. The United States, however, passed legislation permitting federal authorities to maintain government guarantees in favor of U.S. airline companies covering damage caused to third parties on the ground, passengers, crew and aircraft, at cost levels substantially below those borne by European airlines. In addition, in February 2005, the U.S. government took over US Airways pensions for machinists and attendants in exchange for a financial stake in US Airways. Further, in May 2005, the U.S. government agreed to take over United

Airlines pensions in exchange for a financial stake in its parent company, UAL Corp. Added to the substantial subsidies received from U.S. federal authorities and the costs of new security measures assumed by the U.S. federal authorities following the events of September 11, 2001, the reduced insurance costs paid by U.S. airlines have offered, and continue to offer, U.S. airlines a significant competitive advantage over their European competitors, particularly on routes over the North Atlantic. In addition, four of the major U.S. airlines have filed for bankruptcy support under Chapter 11 of the US Bankruptcy Code. Similar protections offered by governmental authorities in the future may have a material adverse effect on our business.

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

The development of Air France-KLM requires the integration of two major and complex activities that were run separately until March 31, 2004. Air France-KLM may encounter difficulties with the integration of the activities of Air France and KLM and may not be able to achieve all of the objectives of and the synergies expected to result from the combination.

Regulatory authorities have imposed conditions and may impose additional conditions that could reduce the expected benefits of the combination.

Air France and KLM, in order to secure the approval of the combination by the European Commission on February 11, 2004, agreed to make a number of concessions in respect of the operations of Air France-KLM, including a commitment to release take-off and landing slots to competitors at certain airports. We do not believe that compliance with these undertakings has had or will have a material adverse effect on our operations.

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

After labor costs, fuel costs constitute the single largest portion of our operating costs and have a major impact on our results of operations. For the year ended March 31, 2006, fuel costs represented 17.5% of our operating expenses, an increase of 3.2 percentage points from the prior year. The price of jet fuel is usually correlated to the price of petroleum. The average price of Brent IPE petroleum for the financial year ended March 31, 2006 was $58.8 per barrel and between January and March 2006 was $62.7 per barrel, and between April and June 2006 was $67.0 per barrel. The price of Brent IPE petroleum on July 18, 2006 was U.S.$76.33 per barrel. The average price of jet fuel for the financial year ended March 31, 2006 was $598.0 per ton and between January and March 2006 was $613.9 per ton. These rates are very high by historical standards. Jet fuel costs may be affected by a number of factors, including fluctuations in the euro/dollar exchange rate, political events, war or the threat of war, and the coordinated pricing decisions of producer cartels such as OPEC. We seek to reduce this risk by hedging against the price of petroleum. We have additionally introduced a fuel surcharge per flight leg as from May 2004 which as of the date of this annual report reached €16 on medium-haul flights and €40 on long-haul flights for Air France and €22 on medium-haul flights and €52 on long-haul flights for KLM. We have also introduced a fuel surcharge on cargo operations. Notwithstanding the application of hedging policies, the introduction of a fuel surcharge and possible adjustments in fares across the industry during periods of sustained high fuel prices, high jet fuel costs have had a material adverse effect on our business, financial condition and results of operations in the past, and may have such an effect on us in the future. In addition, while we purchase our fuel in dollars, our reporting currency is the euro. Adverse fluctuations in foreign exchange rates may further exacerbate the effects of high fuel prices.

Fluctuations in foreign exchange rates and increases in interest rates may negatively affect our results.

Given the international nature of our business, we receive a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies, particularly dollars, and will be exposed to fluctuations in the exchange rates between those currencies and the euro. Our dollar revenues are less than our dollar costs, such as fuel costs and payments under aircraft operating leases. As a result, the sharp decline of the dollar against the euro has had a positive impact on our profitability by decreasing our costs more rapidly than its revenues. However, if the dollar were to increase in value against the euro, our costs would rise more rapidly than revenues, negatively affecting profitability. We estimate that Air France-KLM’s net exposure to the dollar (dollar costs minus dollar revenues) for the current financial year is approximately $2.4 billion. We seek to reduce this risk by hedging against currency fluctuations. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate Risk”. With respect to the British pound and Japanese yen, we currently have more revenues than costs in those currencies, so that a decrease in their value would have a negative effect on our profitability. As a result, significant increases in the value of the dollar or, to a lesser extent, decreases in the value of the pound or yen, could have a material adverse effect on our business, financial condition and results of operations, despite our efforts to hedge against these fluctuations.

We are also exposed to increases in interest rates. Most of Air France-KLM’s net debt had variable rates of interest. We seek to reduce this risk by entering into swap arrangements. A significant rise in interest rates could substantially increase the cost of this debt, reducing our net income. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”.

The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance could have a material adverse effect on our business.

Maintenance and development of alliances and other strategic relations are critical to our business. Air France and KLM are members of the SkyTeam alliance with Aeroflot (since April 2006), Aeroméxico, Alitalia, Continental Airlines, CSA Czech Airlines, Delta Air Lines, Korean Air and Northwest Airlines. We also have a joint venture with Alitalia. The success of these alliances depends in part on the actions and strategic plans of the other airlines over which we have little control. The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from the alliance altogether could have a material adverse effect on our business.

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

In connection with the combination, Air France and KLM granted certain assurances to the State of the Netherlands. The assurances granted to the State of the Netherlands have a term of five or eight years from completion of the exchange offer, depending on the assurance in question. The State assurances are intended to preserve the network quality of KLM at Schiphol airport, which, according to the State of the Netherlands, is a matter of public interest for the Netherlands, and include certain binding commitments by both Air France and KLM. In addition, Air France and KLM agreed to certain assurances designed to preserve basic principles underlying the business combination. These assurances could limit our ability to respond to changes in the competitive or economic environments in which we will operate, and could therefore have a material adverse effect on our business and financial condition.

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

Wage rates have a significant effect on our operating results. Our profitability could suffer if it is not able to conclude future collective labor agreements on satisfactory terms with our employees. For the year ended March 31, 2006, labor costs represented 31% of our operating expenses.

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

We have been obliged to adopt new accounting standards that have materially changed our financial statements and financial reporting.

We currently prepare our consolidated financial statements in accordance with IFRS as adopted by the E.U., pursuant to E.U. regulations that require that all companies whose securities are listed in the European Union, including Air France-KLM, to apply IFRS in preparing their financial statements for financial years beginning on or after January 1, 2005. We prepare a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP.

Applying IFRS as adopted by the E.U. to our financial statements has had an effect on a number of areas, including, among others, accounting for share-based compensation, goodwill and intangible assets, asset depreciation and classification of balance sheet positions as debt or equity. Principal differences in accounting methods between IFRS and French GAAP relate particularly to the first application of international financial information standards (IFRS 1), deferred taxes (IAS 12), investments in associates (IAS 28), consolidation and separate financial statements (IAS 27) and business combinations (IFRS 3). Because our financial statements prepared in accordance with IFRS as adopted by the E.U. differ from financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

Risks Related to our Securities

Substantial sales of our shares or ADSs, or the issuance by us of equity-linked securities, could cause the price of our shares, ADSs, warrants and ADWs to decline.

The number of our shares available for sale or trading in the public markets has increased or may increase as a result of the exchange offer and the following other factors:

•	shares representing 14.1% of the share capital of Air France-KLM held in Air France-KLM savings plans on behalf of employee shareholders became eligible for sale from May 2004 by those employee shareholders. 15,396,727 of these shares remain eligible for sale;

•	in May 2004, 45,093,299 subscription warrants for new or existing shares were created to remunerate KLM shareholders, of which 2,682 have been exercised as of March 31, 2006 resulting in the purchase of 1,788 Air France-KLM shares and in 45,090,617 warrants still outstanding; and

•	on April 19, 2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1, 2020 convertible into and exchangeable for new and/or existing shares of Air France-KLM. A total of 21,951,219 Air France-KLM shares may be issued upon conversion or exchange.

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

If the State of the Netherlands exercises this option, it will have the power, acting alone, to influence matters submitted for a vote of KLM shareholders. The amended state option has an initial duration of three years from completion of the exchange offer but may be renewed by the State of the Netherlands up to three times for periods of 12 months each.

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

Holders of our shares, including shares represented by ADSs, are subject to various notification requirements under our articles of association and French law. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 33.3%, 50%, 66.6%, 90% or 95% of our outstanding shares or voting rights must notify Air France-KLM and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold may be deprived of voting rights for up to two years on the demand of any shareholder or group of shareholders holding a minimum of 5% of our outstanding shares or voting rights. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets (the “AMF”), and you may be subject to a fine of €18,000.

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

Our registered office is located at 2, rue Robert Esnault-Pelterie, 75007 Paris, France and our telephone number is +33 1 41 56 78 00. Our postal address is 45, rue de Paris, 75747 Roissy CDG Cedex, France. We have designated Air France as our agent in the United States located at 125 West 55th Street, New York, NY 10019.

The Combination with KLM and the Exchange Offer

On October 16, 2003, Air France entered into the framework agreement with KLM in which Air France agreed to combine with KLM. The framework agreement provided for, among other things, an exchange offer for all KLM common shares, the establishment of an administered shareholding structure intended to protect KLM’s international air traffic rights during an interim period of three years, the conduct of a “hive down”, whereby Air France has incorporated a wholly-owned subsidiary into which the assets, liabilities, businesses and operations of société Air France have been transferred, KLM’s admission into the SkyTeam alliance and corporate governance arrangements for Air France-KLM. As a result of the combination, the French State no longer owns a majority of our share capital.

On April 5, 2004, Air France commenced its exchange offer for all of the outstanding KLM common shares, including KLM common shares in the form of ordinary shares and New York registry shares.

Upon closing of the subsequent offer period on May 21, 2004, holders of KLM common shares had tendered a total of 45,093,299 KLM common shares, representing approximately 96.33% of KLM’s common shares. Air France was effectively privatized as a result of the issuance of new Air France shares in the exchange offer, as the ownership of the French State was reduced to 44.7%. A limited number of KLM common shareholders who had not tendered in the exchange offer subsequently contacted us offering to sell their shares. We have entered into a number of privately negotiated transactions after which we currently hold 97.5% of the economic rights and 49% of the nominal share capital and voting rights in KLM. Pursuant to the framework agreement, Air France also purchased all of KLM’s outstanding priority shares, which give Air France certain special governance rights in KLM, and purchased depositary receipts representing all of KLM’s cumulative preference shares C. In addition, Air France entered into agreements entitling Air France-KLM to acquire cumulative preference shares A in KLM at the same time and in the same proportion that the French State reduces its shareholding in Air France-KLM, or more rapidly at the discretion of the State of the Netherlands.

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

Key events of Air France-KLM during the financial year ended March 31, 2006

The market in which we operated during the financial year ended March 31, 2006 was characterized by strong activity within the context of rising fuel prices. The price of fuel rose continually during the financial year ended March 31, 2006 to reach historic levels with a price per barrel of U.S.$66.94 (International Petroleum Exchange (IPE) price for Brent crude) at March 31, 2006. Air France and KLM each implemented further fuel surcharges to offset a portion of the additional fuel costs.

In addition, during the financial year ended March 31, 2006, the key developments in our business included the following:

Adoption of IFRS

We adopted IFRS as adopted by the E.U. for the first time starting on April 1, 2005. For a more detailed discussion of the transition to IFRS, see “Item 5: Operating and Financial Review and Prospects — Basis of Preparation” and the section of our consolidated financial statements entitled “Transition from French Accounting Standards to IFRS”.

Zero Commission to Travel Agencies

From April 1, 2005, Air France no longer pays commissions to travel agents. This follows the transition to a zero commission by KLM from January 1, 2005. This transition has resulted in substantial savings for the financial year ended March 31, 2006. Part of these savings have been passed on to passengers through a reduction of fares.

Sale of KLM Shares by the State of the Netherlands

In accordance with the terms of the intergovernmental declaration of understanding between the French State and the State of the Netherlands signed October 16, 2003, requiring the State of the Netherlands to reduce its shareholding of KLM shares in proportion to any reduction by the French State of its shareholding of Air France Shares, the State of the Netherlands executed a deed to transfer 5,103,855 KLM cumulative preference shares A to SAK I on April 5, 2005. This sale was required under the declaration of understanding following the sale of Shares by the French State.

Offering by Air France of Bonds due April 1, 2020 Convertible into and/or Exchangeable for New and/or Existing Shares of Air France-KLM

On April 22, 2005, Air France sold €450 million of bonds convertible and/or exchangeable for Air France-KLM shares (OCEANE). The 21,951,219 Air France bonds, with a unit face value of €20.50, give the right to the allotment of new and/or existing shares of Air France-KLM on the basis of one share per bond. This allotment may be made at any time from June 1, 205 until March 25, 2020. The bonds will mature on April 1, 2020 and may be redeemed at par. The bonds have been listed for trading on the Eurolist market of Euronext Paris since April 22, 2005.

Amadeus GTD

Amadeus Global Travel Distribution S.A. is an information technology company providing IT solutions for the global travel and tourism industry. During the financial year ended March 31, 2005, Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH) and Amadeulux Investment S.A. initiated negotiations with private equity funds in order to launch a public offer for class A shares of Amadeus Global Travel Distribution, S.A. through a newly incorporated company, Wam Acquisition S.A. The offer commenced on May 25, 2005 and closed on June 27, 2005. The offer was accepted by 94.73% of the shares to which the bid was addressed and 98.74% of the total share capital of Amadeus GTD. Following the offer, Air France, through Wam Acquisition S.A., indirectly holds 23.4% and Air France together with Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH), through Wam Acquisition S.A., indirectly hold 45.92% of Amadeus GTD.

The consideration offered by Wam Acquisition S.A. was €7.35 per class A share of Amadeus. This price represented a 49.4% premium with regard to the closing price of Amadeus shares on the last trading day prior to August 17, 2004, the date on which the first relevant fact informing the market on the interest of several investors in Amadeus was published.

This transaction has permitted Air France to remain a shareholder of Amadeus and to earn gross cash proceeds of approximately €800 million.

Launch of Flying Blue

On June 1, 2005, we merged the Air France “Fréquence Plus” and the KLM “Flying Dutchman” programs into one frequent flyer program called “Flying Blue”. With ten million members, Flying Blue is the basic tool by which the customer relations divisions of both airlines may recognize their loyal customers and provide them with high quality service, regardless of the airline on which they travel. The launch of this joint frequent flyer program was voted “Best International Mailing 2005” in the French Direct Marketing and Retail awards.

In cooperation with more than 30 partner airlines, as well as the member airlines of SkyTeam, Flying Blue enables customers to earn and redeem miles for travel on one of 18,000 daily flights operated by SkyTeam member airlines as well as with 130 air or commercial partners. Since the launch of the program, 1.2 million new members have joined Flying Blue, of which 40% signed up using the Air France and KLM internet sites.

Launch of Joint Cargo Team

In October 2005, Air France Cargo and KLM Cargo combined their sales, distribution and marketing networks as well as strategy and development into one sole division, the “Joint Cargo Team”. This principle of “one face to the customer” allows us to offer all our customers one contact, one contract and a single network with the choice of two operational systems, via Roissy or Schiphol or a combination of the two hubs.

US Authorities Deny Global Anti-Trust Immunity Between the European Members of SkyTeam and Delta Air Lines and Northwest Airlines but Grant Code-Sharing Authority

On December 23, 2005, the U.S. Department of Transportation issued a Show Cause Order that proposed to positively grant code-sharing authority to the six members of the SkyTeam international aviation alliance, Air France, KLM, Alitalia, CSA Czech Airlines, Delta Air Lines and Northwest Airlines, to enhance their short term network benefits. The decision, at the same time, however, proposes to deny the request of these airlines for anti-trust immunity. Air France and KLM have filed comments with the U.S. Department of Transportation and are currently awaiting a final decision.

Business of Air France-KLM

For the financial years ended March 31, 2006 and 2005, we prepared our financial information and presented our measures of operating performance on an Air France-KLM consolidated basis including the financial condition and results of operations or operating performance of KLM for the entirety of the financial year ended March 31, 2006 and for 11 months of the financial year ended March 31, 2005. Prior to the business combination with KLM, for the financial year ended March 31, 2004, such information was compiled separately by Air France and by KLM. To the extent financial information or operating data is presented for the financial year ended March 31, 2005, we have, where indicated, presented such information on a pro forma basis to enable a better appreciation of the financial or operating results that might have been achieved if the financial condition and results of operations or operating performance of KLM had been consolidated over 12 months. This information is included solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating data that Air France-KLM could have recorded on the dates or for the periods indicated.

Introduction

We are one of the largest airline groups in the world, ranking first worldwide in terms of turnover as of December 31, 2004 according to IATA, and first among airlines in Europe in terms of traffic (revenue passenger-kilometers) for the financial year ended March 31, 2006, according to the Association of European Airlines (AEA), with an overall market share of 27%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. Excluding integrators (companies devoted exclusively to cargo), we are the largest cargo company in Europe in terms of scheduled freight tons carried as of March 31, 2006, according to the AEA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Air France and KLM organize their networks around two main hubs at Roissy-CDG and Amsterdam Schiphol airports.

Our core business of passenger transportation accounted for 79% of our total operating revenues of €21.5 billion for the financial year ended March 31, 2006. Cargo activities were 13.4% of total operating revenues for the financial year ended March 31, 2006, industrial maintenance activities were 4% of total operating revenues for the financial year ended March 31, 2006 and other air transport-related activities were 3% of total operating revenues for the financial year ended March 31, 2006.

The financial year ended March 31, 2006 was marked by strong global growth for the air transport sector, dynamic passenger activity with a record load factor, a diminishment in cargo activity affected by the weakness in European exports and sustained increases in oil prices throughout the year, with an increase of more than 50%, breaking the record $70 a barrel threshold on April 13, 2006.

Despite the continued recovery in traffic levels in 2005, with growth worldwide of approximately 7.5% according to IATA, increased fuel costs have resulted in losses in the air transport sector of U.S.$6 billion during 2005. The air transport sector spent U.S.$92 billion on jet fuel in 2005, counteracting most cost-cutting efforts of airlines and the impact of the general economic recovery. According to IATA, the total losses of the international airline industry for the period 2001 to 2005 are expected to reach U.S.$43.6 billion.

Recent airline industry trends in the three main geographic zones — Europe, the United States and Asia — have nevertheless differed significantly.

Asian airlines, after having suffered significantly diminished growth in 2003 as a result of the SARS epidemic, have strongly recovered due to the economic growth in this region.

In the United States, most airlines have not been profitable since 2001. Confronted with structural problems, including significant wage increases in 2000 and 2001 and competition from low-cost companies which have conquered nearly 30% of the North American domestic market, U.S. airlines are facing higher fuel prices without the ability to implement hedging policies as in general their financial positions are too weak. Despite federal assistance of several billion dollars and drastic cost-cutting plans and wage concessions, the U.S. air carriers accumulated $10.8 billion in losses in 2005.

In Europe, airlines that are members of the AEA have benefited from the recovery in traffic. During 2005, traffic grew 6.2% with a 4.3% increase in capacity. Slightly more than 320 million passengers, representing an increase of 4.2% over 2004, traveled to and from the 49 countries included within Europe as defined by the AEA. Non-U.S. airlines have also had some protection from rising fuel prices because of the weakness of the U.S. dollar, particularly against the euro. In recent years, the airline industry has seen the emergence of low-cost air carriers that typically engage in aggressive marketing and compete with all transportation carriers. In Europe, there were over 41 low-cost airlines in 2005, but there are two dominant low-cost airlines — Ryanair and easyJet — which have slightly less than 50% market share of the low-cost market segment. We believe that the growth of low-cost airlines has not occurred through a transfer of traffic from scheduled airlines but through the creation of a new market and the winning by low-cost airlines of a large percentage of the general growth in traffic among price-sensitive passengers. The European low cost airlines are present in the five major domestic markets (but unevenly so) and on intra-European routes, primarily from Great Britain to Germany, France and Italy. During the financial year ended March 31, 2006, 29% of low-cost flights were on domestic routes (13% in the United Kingdom, 17% in Germany and 1% in France) and 71% on intra-European routes, primarily from Great Britain to Germany, France and Italy.

While low-cost airlines are present in the French domestic market, the strong presence of the French high speed rail network, as well as the Air France domestic shuttle, has limited the interest and impact of low cost airlines. easyJet is the only low-cost airline to operate flights from Paris to Toulouse and to Nice, where there is no high-speed traincompetition. In March 2005, easyJet terminated flights from Paris to Marseille, where the high-speed train’s market share is approximately 60%.

We realized operating income of €936 million for the financial year ended March 31, 2006. We believe that these results evidence the efficient pursuit of our goal of profitable growth built around our complementarities which allow us to exploit the synergies offered by the business combination of Air France and KLM, and controlling costs and improving productivity.

Strategy

We pursue a strategy of profitable growth, supported by the complimentarily of Air France and KLM in their three businesses (passenger, cargo and maintenance) and by ongoing cost reduction.

Our profitable growth strategy consists developing our business in targeted zones to respond to demand, customer expectations and trends within the sector. Within the framework of the business combination, this objective is accompanied by a pragmatic approach adapted to the challenges specific to each business. In passenger transport, we coordinate our networks and teams but have retained two separate brands: Air France and KLM. In cargo transport, a single division, the Joint Cargo Team, has been created to manage sales, distribution, marketing and the network, together with strategy and development. In aeronautical maintenance, we have opted to establish technical centers, based on each of Air France’s and KLM’s expertise.

Our strategy is accompanied by strict cost control, reflected in the cost savings plans implemented in each of Air France and KLM, supported by the development of new technologies and a fleet management policy combining flexibility and modernization.

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

Prior to the business combination, we valued the synergies of the combination at €385 million to €495 million per year after five years following completion of the offer (the financial year ended March 31, 2009). The coordination of the operations and teams of Air France and KLM have accelerated the development and the delivery of these synergies, which we revise upwards regularly. We currently estimate the synergies to reach €670 million by the financial year ended March 31, 2009. For the financial year ended March 31, 2006, the total amount of synergies realized was €350 million.

Each business segment has contributed to the generation of synergies for the financial year ended March 31, 2006. Passenger activity has generated approximately €174 million in synergies, of which approximately €114 million from marketing and revenue management, €56 million from the implementation of a joint frequent flyer program, €33 million from continued network rationalization and the balance from other initiatives. Cargo has generated €26 million in synergies primarily as a result of an exchange of capacity and a streamlined network. Maintenance synergies totaled approximately €25 million and are related to the implementation of a joint purchasing policy based on a common strategy for products and suppliers.

For the financial year ended March 31, 2007, the total amount of synergies is currently estimated at €465 million, compared with our initial estimate of €225 million to €270 million. At the end of the fifth year, we currently estimate that synergies should total €600 million, divided between €380 million of cost synergies and €290 million revenue synergies.

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

Complementary Passenger Operations

We believe that Air France’s and KLM’s passenger operations are highly complementary, especially with respect to long-haul and medium-haul routes. Of a total of 101 long-haul destinations served by Air France and KLM as of March 31, 2005, only 31 were common to both Air France and KLM. We have retained most of these common long-haul destinations, as they are routes with significant traffic flow and can therefore be served by both Air France from Paris and KLM from Amsterdam. We have improved and intend to further improve service to passengers by improving the schedule and the frequencies of the flights. The combination has added 43 long-haul destinations to KLM’s network and 27 long-haul destinations to Air France’s network. With respect to the European market, Air France has a stronger presence in Southern Europe while KLM has a stronger presence in Northern Europe. We have improved and intend to further improve our business in Eastern Europe by taking advantage of synergies and efficiencies with respect to our passenger operations to Eastern European destinations.

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

Controlling Costs and Improving Productivity

To meet the challenges of an industry in which unbalanced cost structures have adversely affected a number of airlines, we continue to place a major strategic focus on controlling costs and improving productivity. To this end, since 1998 Air France has implemented a series of three-year cost-saving programs and in March 2004, KLM has implemented a three-year restructuring plan.

Air France implemented its latest three-year cost cutting program in April 2004. The objective of the new cost-savings plan (Compétitivité Major 2007) is to improve unit costs over a three-year period by 6% (operating costs in an aggregate of €900 million, taking into account the zero commission paid to travel agencies). The Compétitivité Major 2007 cost-savings program focuses on distribution costs, the reorganization of the European medium-haul product and enhanced productivity. As at March 31, 2006, Air France achieved €654 million in savings. Finally, measures will also be taken to boost productivity, including, for example, the development of automatic check-in, improved productivity related to the gradual implementation of the Nouveau Espaces de Voyages (New Travel Spaces) on long-haul flights which optimizes the ratio of number of seats per cabin crew member.

During the financial year ended March 31, 2006, KLM continued the three-year restructuring plan that it initiated in the financial year ended March 31, 2004. Under the restructuring plan, KLM achieved savings of €200 million for the financial year ended March 31, 2004 and an additional €320 million in savings during the financial year ended March 31, 2005, for a total of €520 million. KLM reached its target of €650 million in total savings for the financial year ended March 31, 2006. This restructuring plan has been extended a further year with a target of an additional €80 million in savings has been set for the financial year ended March 31, 2007, which would bring total savings under the plan to €730 million. The plan includes changes in procedures, improved productivity (in particular, with the replacement of the long-haul fleet), savings on purchases and the elimination of 4,500 jobs.

During the financial year ended March 31, 2007, we plan to implement new three-year cost savings and restructuring programs for each of Air France and KLM.

Additionally, we continued our fuel hedging policy which enabled us to achieve hedging gains during the financial year ended March 31, 2006. For the financial years ended March 31, 2007 and 2008, we have already hedged 77% and 37%, respectively, of our estimated consumption on the basis of a hedge price of U.S.$50 and U.S.$52 per barrel based on a market price of $72 (Brent IPE).

Organizational Structure

Our significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
société Air France	France	Roissy-CDG, France	100	100
KLM	the Netherlands	Amstelveen, the Netherlands	97.5	49

société Air France’s significant subsidiaries are as follows:
Subsidiary	Jurisdiction of Organization	Head Office	% of Interest	% of Voting Rights
Air France Finance	France	Roissy-CDG, France	100	100
Brit Air	France	Morlaix, France	100	100
CityJet	Ireland	Dublin, Ireland	100	100
Régional Compagnie Aérienne Européenne	France	Bouguenais, France	100	100
Servair	France	Roissy-CDG, France	98	98

None of KLM’s subsidiaries qualifies as a significant subsidiary as defined in SEC Regulation S-X.

Principal Activities of Air France-KLM

Our three main businesses are passenger transportation, cargo operations and maintenance operations. Our other activities are related to air transport, and include principally catering and KLM’s charter subsidiary transavia.com.

The charts below show the division of our operating revenues for the financial years ended March 31, 2006 and 2005 from the different parts of the business:

	Year ended March 31,
	2006		2005 Pro forma		2005 Actual
	(in € millions, except percentages)
Passenger	17,635	71.8%	15,817	71.1%	15,471	71.1%
Cargo	2,907	11.8%	2,598	11.7%	2,516	11.6%
Maintenance	2,688	10.9%	2,600	11.7%	2,578	11.8%
Other	1,350	5.5%	1,246	5.5%	1,207	5.5%

Total	24,580	100.0%	22,261	100.0%	21,772	100%

Passenger Operations

Air transport services for passengers are our largest revenue source, generating revenues of €17,635 million for the financial year ended March 31, 2006, representing 71.8% of consolidated revenues, an increase of 11.5% compared to the previous year’s €15,817 million on a pro forma basis. Income from operating activities grew 78.6% from €384 million for the financial year ended March 31, 2005 on a pro forma basis to €686 million for the financial year ended March 31, 2006.

Our scheduled passenger operations generated revenues of €15,902 million for the financial year ended March 31, 2006. The remainder of the group’s revenues from passenger operations are provided by commissions from sales of SkyTeam alliance members’ flights and revenues from code sharing revenues, and receipts from baggage handling and information systems services.

During the financial year ended March 31, 2006, we operated flights to 247 destination cities and carried 70 million passengers. Through our membership in SkyTeam and its partnerships with approximately 30 airlines, our customers may access a global network of approximately 15,000 flights and 728 destinations.

The following table shows the breakdown of passenger transportation on scheduled flights between long-haul and medium-haul, together with the load factors, for the financial years ended March 31, 2006 and 2005, on a pro forma and actual basis, and the change between such periods:

	Year ended March 31,
	2006	2005 Pro forma	Change	2005 Actual
	(in millions, except percentages and point changes in load factor)
Long-haul:
Capacity (ASK)(1)	180,733	168,284	7.4%	163,216
Traffic (RPK)(2)	151,427	138,591	9.3%	134,331
Load factor (RPK/ASK)	83.8%	82.4%	+1.4	82.3%
Medium-haul:
Capacity (ASK)(1)	53,936	52,614	2.5%	51,390
Traffic (RPK)(2)	37,825	35,620	6.2%	34,667
Load factor (RPK/ASK)	70.1%	67.7%	+2.4	67.5%
Total:
Capacity (ASK)(1)	234,669	220,897	6.2%	214,606
Traffic (RPK)(2)	189,253	174,211	8.6%	168,998
Load factor (RPK/ASK)	80.6%	78.8%	+1.8	78.7%

Notes:
(1)	Available seat-kilometers. See “—Definitions and industry terms”.
(2)	Revenue passenger-kilometers. See “—Definitions and industry terms”.

The following table below shows scheduled passenger revenues by destination and the percentage of total scheduled passenger revenues by destination for the financial years ended March 31, 2006 and 2005, on a pro forma and actual basis, and the change between such periods:

	Scheduled Passenger Revenue by Destination
	Year ended March 31,
	2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total
Europe and North Africa	6,524	41.0%	6,162	42.7%	5.9%	6,049	42.9%
Caribbean, French Guiana and Indian Ocean	1,155	7.3%	1,138	7.9%	1.5%	1,123	8.0%
Africa and Middle East	2,247	14.1%	1,977	13.7%	13.7%	1,923	13.6%
Americas, Polynesia	3,543	22.3%	3,022	30.0%	17.2%	2,942	20.9%
Asia, New Caledonia	2,433	15.3%	2,126	14.7%	14.4%	2,062	14.6%

Scheduled passenger revenues	15,902	100.0%	14,425	100.0%	10.2%	14,099	100.0%

Other passenger revenues	1,040		954		11.4%	934

Total passenger revenues	16,942		15,379		12.7%	15,003

The table below shows scheduled passenger revenues by area of sale and the percentage of total scheduled passenger revenues by area of sale for the financial years ended March 31, 2006 and 2005 on a pro forma and actual basis, and the change between such periods:

	Scheduled Passenger Revenue by Area of Sale(1)
	Year ended March 31,
	2006		2005 Pro forma			2005 Published
	(in € millions, except percentages)
		% of total		% of total	% change		% of total
Europe (including France)	10,726	67.5%	9,936	68.9%	8.0%	9,718	68.9%
Caribbean, French Guiana and Indian Ocean	363	2.2%	351	2.4%	3.4%	348	2.5%
Africa and Middle East	1,060	6.7%	962	6.7%	10.2%	939	6.7%
Americas, Polynesia	2,523	15.9%	2,050	14.2%	23.1%	1,997	14.2%
Asia, New Caledonia	1,230	7.7%	1,126	7.8%	9.2%	1,097	7.8%

Scheduled passenger revenues	15,902	100.0%	14,425	100.0%	10.2%	14,099	100.0%

Other passenger revenues	1,040		954		11.4%	934

Total passenger revenues	16,942		15,379		12.7%	15,033

Note:

(1)	Origin of sale is determined on the basis of ticket issuing locations.

The Long-Haul Network

Our long-haul network consists of 115 destinations in 66 countries, including 33 destinations operated by KLM alone and 49 operated by Air France alone. Only one-third of the destinations are served by both Air France and KLM, to which, due to the coordination of the two hubs supported by fare combinability, we offer a high number of daily flights. During the financial year ended March 31, 2006, the long-haul network reported strong growth, with an increase of 9.1% on a pro forma basis in passengers carried to 21.1 million. During the same period, the long haul network represented 77.0% of capacities (as compared to 76.2% on a pro forma basis during the financial year ended March 31, 2005) and approximately 80.0% of traffic (as compared to approximately 79.6% on a pro forma basis during the financial year ended March 31, 2005). For the financial year ended March 31, 2006, revenues from our long-haul passenger traffic were €9.4 billion, an increase of 13.5% on a pro forma basis over such revenues during the financial year ended March 31, 2005, and represented 59% of total scheduled passenger revenues. During the same period, total long-haul capacity grew by 7.4% on a pro forma basis and traffic rose 9.3% on a pro forma basis, while the load factor increased 1.4 points to 83.8%.

The table below shows the volume of long-haul capacity, traffic and load factor by geographical area during the financial year ended March 31, 2006, and the change in these operating measures as compared to the previous financial year on a pro forma basis:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
Americas Polynesia	71,804	11.0%	91,984	12.0%	86.3%	0.8
Asia, New Caledonia	47,992	7.0%	40,898	11.9%	85.2%	3.7
Africa and Middle East	32,949	10.0%	25,565	9.4%	77.6%	(0.4)
Caribbean, French Guiana and Indian Ocean	27,987	(2.8)%	22,980	(1.5)%	82.1%	1.1

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

North and Latin America

During the financial year ended March 31, 2006, routes to the Americas represented operating revenues of €3.5 billion, or 22.3% of scheduled passenger revenue (as compared to 3.0% for the financial year ended March 31, 2005 on a pro forma basis), 30.6% of total passenger capacity and 32.8% of total traffic. The North and Latin American markets cover 28 destinations in ten countries, of which 18 destinations in North America and ten in eight Latin American countries. Our leading network both in terms of traffic and capacity, it represented 32.8% of total traffic, an increased of 1 percentage point on a pro forma basis compared to the financial year ended March 31, 2005, and 30.6% of capacity, compared to 29.3% on a pro forma basis for the financial year ended March 31, 2005. Activity was strong with 11.6% growth in the number of passengers to 8.4 million and 17.2% growth in sales to €3.5 billion, increasing this sector’s share of total scheduled passenger revenues by 1.5% to 22.3%.

Our operations cover 18 destinations in North America out of Paris and/or Amsterdam and, due to our American partners through the SkyTeam Alliance, a more extensive network across the United States. To respond to customer demand for oil industry-related destinations, KLM launched as part of its 2005-2006 winter schedule, a new Amsterdam-Houston (Texas) route operated by Boeing 737-700s equipped with exclusively “KLM World Business Class” seats. This new service is operated through code-sharing with Northwest Airlines and is in addition to the flight already operated by KLM between Amsterdam and Houston. This new route completes our services for oil and gas industry-related traffic, launched in 2004 with Air France’s Dedicate product principally to Africa. Furthermore, Air France has added Detroit to its U.S. destinations.

The North American network reported a record load factor of 87.0% for the financial year ended March 31, 2006, an increase of 1.3 points compared to the financial year ended March 31, 2005, with an increase in traffic of 8.8%. In January 2006, Air France was voted “2005 best transatlantic airline” by readers of the U.S. monthly Global Traveler Magazine. These same readers also named the SkyTeam Alliance, of which both Air France and KLM are members, “2005 best airline alliance”.

We offer ten destinations in ten South American countries out of Paris and/or Amsterdam. This market has experienced strong capacity growth of 20.4% compared to the financial year ended March 31, 2005 due in large part to the launch of a direct flight from Paris to Santiago, Chile, the longest flight in our long-haul network. Traffic increased 19.9% compared to the financial year ended March 31, 2005 allowing the load factor to maintain a high level of 84.7%.

Asia

During the financial year ended March 31, 2006, Asian routes generated operating revenues of €2.4 billion, or 15.3% of our scheduled passenger revenue (as compared to 14.7% for the financial year ended March 31, 2005 on a pro forma basis), 21% of the total passenger capacity and 22% of the group’s total traffic. We serve 22 destinations in 11 countries in Asia directly. During the financial year ended March 31, 2006, 4.6 million passengers traveled on these routes, an increase of 12.7% as compared to 4 million during the financial year ended March 31, 2005 on a pro forma basis.

During the financial year ended March 31, 2006, we inaugurated new flights to India. From Paris, flights were introduced to Bangalore and Chennai in cooperation with Delta and from Amsterdam to Hyderabad. China and India are now the main markets in this region with five destinations each, followed by Japan with three destinations.

The Asian market is the second-largest of the long-haul networks and represents approximately 22% of total traffic and 21% of capacities. It has seen strong activity with an 11.9% increase in traffic and a 7.0% increase in capacity, resulting in a 3.7 point improvement in the load factor to 85.2%.

Africa and the Middle East

During the financial year ended March 31, 2006, routes to Africa and the Middle East generated operating revenues of €2.2 billion or 14.1% of our scheduled passenger revenue (as compared to 13.7% for the financial year ended March 31, 2005 on a pro forma basis), 14.0% of the total passenger capacity and 13.5% of the group’s total traffic. We serve approximately 47 destinations in 37 countries in our Africa and Middle East network. During the financial year ended March 31, 2006, 4.9 million passengers traveled on these routes, an increase of 9.2% as compared to 4.5 million during the financial year ended March 31, 2005 on a pro forma basis.

The Africa and Middle East network is our third-largest long-haul network. Activity was strong on this network with a 9.4% increase in traffic and a 10% increase in capacities compared to the financial year ended March 31, 2005. The load factor remained broadly unchanged at 77.6%, a decrease of 0.4 points.

The African network serves 32 destinations in 25 countries. Political tensions in a number of African countries during the year meant that traffic growth of 7.4% compared to the financial year ended March 31, 2005 on a pro forma basis, did not keep pace with growth in capacity of 9.5%. The load factor therefore fell by 1.6 points to 78.3%. In additional to its traditional offering, Air France launched, in 2004, the Dedicate network to facilitate business travel to oil industry-related sites and areas of activity in more remote regions particularly in Africa. The four destinations offered have been a success.

The Middle East network covers 12 countries with over 15 destinations. Activity has been strong in this network with an increase in traffic of 14.9% and in capacity of 11.2% compared to the financial year ended March 31, 2005 on a pro forma basis, resulting in a 2.5 point increase in load factor to 75.8%.

Caribbean and Indian Ocean

During the financial year ended March 31, 2006, routes to the Caribbean and Indian Ocean generated revenues of €1.16 billion, or 7.3% of our scheduled passenger revenue (as compared to 7.8% during the financial year ended March 31, 2005 on a pro forma basis), 11.9% of total passenger capacity offered and 12.1% of the group’s total traffic. During the financial year ended March 31, 2006, 3.1 million passengers traveled on these routes, a decrease of 2.8% as compared to during the financial year ended March 31, 2005 on a pro forma basis, due to the health crisis rife in this region. The health crisis has lead to a 2.8% reduction in capacity and a 1.5% decrease in traffic compared to the financial year ended March 31, 2005 on a pro forma basis.

This region has predominantly tourist, family and government traffic, especially in the West Indies and Reunion Island.

The Medium-Haul Network

The table below shows the volume of medium-haul capacity traffic and load factor for our medium haul network during the financial year ended March 31, 2006 and the change in these operating measures as compared to the previous financial year on a pro forma basis:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
Europe and North Africa	53,936	2.5%	37,825	6.2%	70.1%	2.4

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

The international medium-haul network covers Europe (including France) and North Africa. The medium-haul network serves 126 destinations in 34 countries, of which 46 destinations are operated by Air France and its regional subsidiaries Régional, Brit Air and City Jet and 23 destinations are operated by KLM and its regional subsidiary Cityhopper. 52 destinations are operated by both Air France and KLM.

Since April 2004, Air France has begun to simplify and redefine its medium-haul offerings in response to strong competition and structural changes in customer demand in the European market. By simplifying and standardizing onboard services, such as meals, and optimizing the space used within individual aircraft, Air France has been able to return to profitability on this network within two years rather than the three years initially planned.

During the financial year ended March 31, 2006, European medium-haul routes generated operating revenues of €6.5 billion, or 41.0% of our scheduled passenger revenue (as compared to 42.7% for the financial year ended March 31, 2005 on a pro forma basis), 23.0% of the total passenger capacity and approximately 20.0% of the group’s total traffic. During the financial year ended March 31, 2006, 48.9 million passengers traveled on these routes, an increase of 5.2% as compared to during the financial year ended March 31, 2005 on a pro forma basis. Activity has been strong in this network with an increase in traffic of 6.2% and in capacity of 2.5% compared to the financial year ended March 31, 2005 on a pro forma basis, resulting in a 2.4 point increase in load factor to 70.1%.

Cargo

Air France and KLM combined their capacities and synchronized their cargo networks around their respective hubs at Roissy-CDG and Amsterdam Schiphol. Following this combination, Air France Cargo and KLM Cargo have combined their sales, distribution and marketing networks as well as strategy and development into one sole division, the “Joint Cargo Team”. This principle of “one face to the customer” allows us to offer all our customers one contact, one contract and a single network with the choice of two operational systems, via Roissy or Schiphol or a combination of the two hubs.

A team of 162 managers, having joint responsibility for Air France Cargo-KLM Cargo, has been established to manage and coordinate the Air France-KLM Cargo organization worldwide. As of March 31, 2006 nearly 50 of the 160 sales offices had been integrated into the joint Air France-KLM division.

Excluding integrators (companies devoted exclusively to cargo), Air France-KLM is the largest cargo company in Europe in terms of scheduled freight tons carried as of March 31, 2006, according to the AEA. Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have an Air France-KLM code, including flights that are operated by other airlines pursuant to code sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Our total revenues from cargo were €2,882 million for the financial year ended March 31, 2006, an increase of 11.9% on a pro forma basis compared with the previous financial year, and represented 13.4% of Air France- KLM’s operating revenue. Capacity (ATK) during the year ended March 31, 2006 increased by 6.5%, while traffic (RTK) increased 3.5% compared to the year ended March 31, 2005 on a pro forma basis. Cargo activity was affected by the weakness in European exports, which resulted in a slight decrease in the load factor by 1.9 points to 66.1%.

Cargo may be carried either on a cargo-only fleet or in the bays of passenger aircraft. Of our total offered capacity, approximately half is typically carried in the holds of our cargo fleet and approximately half is typically carried in the holds of our passenger fleet. The increase in capacity in passenger activity thus has an impact on cargo activity. Air France and KLM together maintain a fleet of 15 cargo aircraft

During the year ended March 31, 2006, we carried 1.42 million tons of cargo, representing 10,830 million revenue ton-kilometers, approximately 50% of which was carried in our cargo fleet, and approximately 50% of which of which was carried in the holds of passenger aircraft.

In 2000, Air France obtained ISO 9002 certification for its cargo depots at Roissy-CDG. KLM possesses ISO 9001:2000 certification for its cargo depots at Amsterdam Schiphol.

The table below shows cargo revenues by destination and the percentage of cargo revenues by destination for the financial years ended March 31, 2006 and 2005, on a pro forma and actual basis and the change between such periods:

	Cargo Revenue by Destination
	Year ended March 31,
	2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total
Europe and North Africa	75	2.8%	77	3.2%	(2.6)%	76	3.3%
Caribbean, French Guiana and Indian Ocean	186	7.0%	185	7.8%	0.5%	183	7.9%
Africa and Middle East	320	12.0%	306	12.9%	4.6%	297	12.9%
Americas, Polynesia	833	31.2%	719	30.2%	15.9%	699	30.4%
Asia, New Caledonia	1,259	47.0%	1,092	45.9%	15.3%	1,046	45.5%

Scheduled cargo revenues	2,673	100.0%	2,379	100.0%	12.4%	2,301	100.0%

Other cargo revenues	209		197		6.1%	193

Total cargo revenues	2,882		2,576		11.9%	2,494

The table below shows cargo revenues by sales region and the percentage of cargo revenues by sales region for the financial years ended March 31, 2006, 2005 and 2004, on a pro forma and actual basis, and the change between such periods:

	Cargo Revenue by Sales Region
	Year ended March 31,
	2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total
Europe and North Africa	1,169	43.7%	1,113	46.8%	5.0%	1,081	47.0%
Caribbean, French Guiana and Indian Ocean	36	1.3%	41	1.7%	(12.2)%	41	1.8%
Africa and Middle East	170	6.4%	162	6.8%	4.9%	157	6.8%
Americas, Polynesia	337	12.6%	274	11.5%	23.0%	266	11.6%
Asia, New Caledonia	961	36.0%	789	33.2%	21.8%	756	32.9%

Scheduled cargo revenues	2,673	100.0%	2,379	100.0%	12.4%	2,301	100.0%

Other cargo revenues	209		197		6.1%	193

Total cargo revenues	2,882		2,576		11.9%	2,494

The table below shows the volume of cargo capacity, traffic and load factor during the financial year ended March 31, 2006 and the change in these operating measures as compared to the previous financial year as calculated on a pro forma basis:

	Capacity(1)		Traffic(2)		Load Factor(3)
	Volume	Change	Volume	Change	%	Change
	(in € millions, except percentages)
Medium haul	544	(4.7)%	85	(14.1)%	15.6%	(1.7)
Long haul	15,850	6.9%	10,745	3.7%	67.8%	(2.1)

Notes:

(1)	Available ton-kilometers (ATK)
(2)	Revenue per ton-kilometers (RTK)
(3)	RTK/ATK

The Medium Haul Network

As cargo transport in Europe is primarily operated by truck, the activity of the European network is limited. Tonnage transported decreased 11.5% as compared to the previous financial year on a pro forma basis to 70 thousand tons, following the 14.1% decrease in traffic. The load factor decreased 1.7 points to 15.6%.

The Long Haul Network

The long haul network currently represents nearly all cargo activity, whether in terms of traffic or revenues.

The North and South American network accounted for 34% of traffic and of capacity and tonnage. Capacity increased 2.7% resulting in a decrease in load factor of 3.9 points to 65.9%. We transported 492 thousand tons on this network, an increase of 2.6% compared to the previous financial year on a pro forma basis. Revenues increased by 15.9% to €833 million, representing 31.2% of freight transport revenues, compared to 30.2% for the previous financial year on a pro forma basis.

The Asian network demonstrated strong activity with a 4.6% increase in tonnage compared to the previous financial year on a pro forma basis, to 607 thousand tons. Capacity increased 6.2% on a pro forma basis compared to the previous financial year, leading to a decrease in load factor by 1.1 point to 73.0%. Revenues for this network increased 15.3% on a pro forma basis compared to the previous financial year to €1.26 billion, representing 47.1% of total freight transport revenues, 51% of traffic and 46% of capacity.

The African and Middle East network saw a significant increase in tonnage transported, from 172 thousand tons for the previous financial year on a pro forma basis, to 184 thousand tons for the financial year ended March 31, 2006, an increase of 7.0%. This network represented approximately 10% of the Group’s cargo activity. Traffic increased 4.4% and capacity increased 8.6% over the previous financial year on a pro forma basis. The load factor decreased 2.4 points compared to the previous financial year on a pro forma basis to 59.5%. Revenues, however, increased 4.6% compared to the previous financial year on a pro forma basis to €320 million and represented 12.0% of total freight transport revenues, the same level as in the previous financial year on a pro forma basis.

The Caribbean and Indian Ocean network experienced broadly flat capacity, with a decrease of 0.3% compared to the previous financial year on a pro forma basis. Traffic increased 0.7% compared to the previous financial year on a pro forma basis. The load factor increased 0.5 points compared to the previous financial year on a pro forma basis to 53.7%. Tonnage transported on this network reached 75 thousand tons, an increase of 1.2% compared to the previous financial year on a pro forma basis, generating revenues of €186 million, an increase of 0.5% compared to the previous financial year on a pro forma basis. This network accounted for approximately 7% of total cargo activity.

Products

Air France Cargo, KLM Cargo and SkyTeam Cargo alliance offer a common range of four products – Equation, Variation, Cohesion, and Dimension. Equation offers express shipment and guarantees priority handling for shipments that are loaded without prior reservation on the first available departing flight. Variation offers solutions for the transportation of one-off merchandise such as live animals, valuable artworks, heavy equipment and hazardous materials. Cohesion is a custom product intended for businesses making regular “just in time” shipments. Cohesion offers customers guaranteed regular access to shipping capacity and integrated shipping solutions through a tri-partite contract between the shipper, the cargo agent and the group’s cargo division. Dimension is the standard product offering airport-to-airport cargo shipping services to cargo agents.

These products are also offered by the SkyTeam Cargo alliance, which has benefited from the expertise of KLM Cargo in pharmaceutical product transportation, with the introduction of the new Variation Pharma range. This new product, offered by all the eight member airlines of SkyTeam Cargo since May 2005, implies strict respect of pharmaceutical products requiring stable temperatures ranging from -20°C to +20°C and the use of isothermal containers throughout the shipment,

This new product on the SkyTeam Cargo network meets the needs of pharmaceutical company customers who are looking for reliable, effective and rapid execution of the special delivery requirements worldwide.

Industrial Logistics and Aircraft Maintenance Activities

The business combination of Air France and KLM has allowed us to strengthen our position as the world leader in multi-product aircraft maintenance by combining the complementary features of the maintenance activities of Air France (Air France Industries (AFI)), and those of the KLM Engineering & Maintenance division. In a market where outsourced maintenance has been growing for several years, the Group signed numerous aircraft maintenance contracts over the financial year ended March 31, 2006 and maintains the fleets of more than 300 customers, including 150 airlines, representing over 800 aircraft.

We recorded third party revenues for maintenance activities of €896 million for the financial year ended March 31, 2006. This represented an increase of 12.1% on a pro forma basis as compared to the financial year ended March 31, 2005. Operating income for maintenance activities more than doubled to €54 million for the financial year ended March 31, 2006 as compared to €25 million for the financial year ended March 31, 2005 on a pro forma basis.

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

Our maintenance operating facilities are located at six main sites: four sites at Air France Industries and two sites belonging to KLM Engineering & Maintenance. Additionally, separate maintenance units are located at 200 airports for Air France Industries and 50 airports for KLM.

Our specialization in the maintenance of new generation aircraft was confirmed in the financial year ended March 31, 2006 with the launch of servicing for the CFM56-7 (B737NG), CF6-80 E1 (A330) and GE90 (B777) engines, in addition to the CFM56-3 (B737CG), CFM56-5 (A320, A340) and CF6-80C2 (B747, B767, MD11) support services.

Our engine servicing activities, mainly for the CF6, CFM56-7 and GE90, as well as equipment on the Boeing B777 and B737NG and Airbus A320, A330 and A340 have grown through the development of integrated support service contracts. Support services for the A320, A330, A340, B767 and B747 are still in demand and remain our leading product.

Joint Organization for Air France Industries and KLM Engineering & Maintenance

The organization of our maintenance activity has been streamlined by dividing technical support and product management between Air France Industries and KLM Engineering & Maintenance. Each aircraft type has been allocated its own unit for fundamental maintenance (“Central Engineering Agency”) and product responsibility (“Product Leadership Agency”) for both engines and flight equipment. This new organization into “CEA” and “PLA”, established in 2005 on certain aircraft and engine types, has allowed for a reduction in the use of outsourcers and for specialization in our investments. Its deployment will continue into the financial year ended March 31, 2007.

A joint purchasing policy based on a common strategy for products and suppliers was implemented in the financial year ended March 31, 2006 and has accounts for more than half the €25 million of savings arising from the synergies between the two companies. Furthermore, the creation of a joint sales team resulted in €20 million of revenues from cross-selling.

Partnership Policy

During the financial year ended March 31, 2006, we have signed different contracts with Boeing for equipment on the B777 and the B737NG, with General Electric for the GE90 engines on B777, CFM56-7 and B737 NG aircraft and with Engine Alliance for the GP-7200 engines on the Airbus A380 aircraft.

In June 2005, Air France Industries has also created Spairliners, a joint venture with Lufthansa Technik, for equipment support on the future A380. Repair capacity is split between the two shareholders and the stock of spare parts is shared between the two businesses.

We also have two joint ventures in the United States and China. Aero Maintenance Group (AMG), in which Air France acquired a 40% stake in June 2005, based in Miami, Florida, is specialized in equipment support and provides us a presence in the American market. AMG provides a logistical platform and an equipment repair unit, a key element for the B767 equipment support contract signed with LAN in 2005. Hangxin group, an equipment repair shop for new generation aircraft located in China, allows us to benefit from this growing market. Since we took control in May 2002, Hangxin group has seen annual growth of 20%. In 2005, the business continued to develop the capacity of a new technical workshop in Shanghai within the framework of a €3.5 million investment program and the bringing in line of new maintenance and avionics repair capacity.

Other Activities

Our other activities primarily include KLM’s charter business through its subsidiary transavia.com and our catering activity.

KLM Charter Business

KLM operates a charter business through its subsidiary transavia.com.

For the financial year ended March 31, 2006, transavia.com operated a fleet of 27 Boeing 737-700s and -800s from Amsterdam Schiphol and Rotterdam airports to more than 70 European destinations. For the same period, revenues totaled €468 million, an increase of 14.4% on a pro forma basis as compared to the financial year ended March 31, 2005 and generated operating income of €32 million.

While air transport remains its core business, transavia.com is positioning itself as an online travel agent for both leisure and business travel. Since the beginning of 2006, its website has been offering holidays with flights operated by transavia.com and accommodation provided by Dutch tour operator partners.

Within its “low-cost” transport operations, transavia.com offers more than 20 destinations in Europe. In 2005, 93% of direct bookings were made over the internet, making transavia.com one of the leaders in the Dutch online market. transavia.com has also developed, since the summer of 2005, the sale of travel goods and taxi reservations on its website.

During the financial year ended March 31, 2006, transavia.com increased its share of the “business to business” market and extended its e-services offering to tour operators, providing them with access, via a dedicated internet portal, to reservation and capacity management services.

Catering

We provides catering services through Servair (a 97.6% owned subsidiary of Air France) and KLM Catering Services Schiphol B.V. (a 100% owned subsidiary of KLM). Our catering revenues were €260 million for the financial year ended March 31, 2006 as compared with €304 million the previous year on a pro forma basis. This decrease was due to the fact catering revenues for the financial year ended March 31, 2005 included on 15 months of Servair revenues. Each of Servair and KLM Catering Services Schiphol B.V. provides a wide range of services tailored to the needs of Air France, KLM and other airlines: food preparation and catering, aircraft resupply, cabin cleaning and service, ramp and baggage services, and airport logistics.

With operations in 27 countries, Servair ranks number three in terms of turnover in the global airline pursers industry and, in 2005, prepared 38 million meal trays. Servair has a 27% stake in Alpha Airport Limited and has built a network of partners which was strengthened in 2005 by the acquisition of Mauritanie Catering.

To keep pace with the changes in the airline pursers market, Servair launched in 2005 a company action plan called “Winning through change”, aimed at increasing flexibility, adapting cost structure and improving productivity in its business. The plan targets savings of €27 million over three years. In the spring of 2006, Servair also opened a new handling base at Roissy-Charles de Gaulle airport to improve the quality of cabin cleaning while allowing a significant increase in productivity.

KLM Catering Services has one operation based at Schiphol airport, which prepared more than 16.5 million meals in 2005.

To ensure meal variety and differentiate the two companies from their competitors, Air France and KLM have chosen to work with well-known chefs in France and in Europe. For Espace Première, Air France benefits from the advice of Guy Martin, chef at the Michelin-starred “Le Grand Véfour” in Paris. The wines served on board are selected by Olivier Poussier, winner of the best world sommelier award in 2000. For its World Business Class, KLM works with Cees Helder, whose Rotterdam restaurant Parkheuvel, holds three Michelin stars.

We also have implemented a rigorous quality control system, which is regularly audited by external organizations, ensuring compliance with standards across the production chain as well as at our suppliers. These efforts were recognized in 2005 by readers of the German magazine “Business Traveler” who gave an award to Air France for its in-flight catering on flights to North and South America.

Support Operations

Frequent Flyer Programs

Flying Blue

On June 1, 2005, we merged the Air France “Fréquence Plus” and the KLM “Flying Dutchman” programs into one frequent flyer program called “Flying Blue”. See “—Key Events of Air France-KLM During the Financial Year Ended March 31, 2006”.

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

e-Services

The financial year ended March 31, 2006 experienced strong growth in the use of new technologies. We currently offer a range of e-service applications responding to passenger needs in terms of greater control over the travel process, simplicity, transparency and clarity. New e-service applications include booking flights on dedicated internet sites, choosing seating on such sites, printing boarding cards at home or from a self-service kiosk and electronic ticketing.

KLM was one of the pioneers in this area, enabling its customers in 2000 to check themselves in using one of the 20 first self-service kiosks located at Schiphol airport. In 2005, more than 58% of passengers traveling with KLM from Schiphol used one of these kiosks to print their boarding cards. Today, more than 320 Air France or KLM self-service kiosks are in use in 50 European airports. We anticipate that this number will increase to 500 in close to 70 airports during the financial year ended March 31, 2007, with added functionalities and a greater number of eligible customers. In the second half of 2006, Schiphol will open a departure hall dedicated to self-service check-in kiosks and baggage drop off points.

Electronic ticketing, which has been gradually introduced since 1998, is now used by nearly 70% of Air France passengers on the domestic network and by 77% of passengers traveling with KLM throughout the world. Electronic tickets are gradually replacing the paper version, which we anticipate to phase out at the end of 2007.

To support the development of e-services, the Air France and KLM websites have been completely redesigned. The two sites now provide faster, direct access to the e-services offered by the two airlines. As of April 2006, Air France and KLM customers have been able to use the internet to check in for flights to nearly all the destinations offered by the two companies.

This rapid development of e-services is changing the way we conduct our business, whether in terms of sales or customer interface at airports. Reservations, ticket purchasing, check-in, Flying Blue frequent flyer miles management and direct marketing can all be done over the internet. The processing capacities offered by these technologies also translate into productivity improvements as well as a reduction in our distribution costs.

Principal Raw Materials Suppliers

The principal raw material we use in our business is fuel. Air France obtains fuel from approximately 60 oil companies or retailers, with six large international oil companies providing approximately 75% of its supplies. KLM obtains fuel pursuant to various local fuel supply contracts. The prices of fuel set forth in these contracts fluctuate with market indicators and are subject to periodic adjustment. Air France and KLM each pay for approximately 100% of their jet fuel in dollars.

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

Competition

Air France and KLM face competition on point-to-point traffic from different national carriers serving these destinations. In addition, for connecting traffic, we compete with other major international airlines operating hub facilities.

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

The Fleet

The Air France-KLM fleet

As of March 31, 2006, our fleet consisted of 575 aircraft, including 561 planes in operation. At the same date, we had firm orders for 48 planes and options on 35 aircraft. 229 planes (40% of the fleet) were fully owned, while 151 aircraft (26% of the fleet) were under financial leases and 195 planes (34% of the fleet) were under operating leases. In addition to the main fleet, Air Ivoire operates four aircraft.

Air France and KLM are accelerating the renewal of their fleets in response to the combined effects of very high oil prices and a weak dollar. Air France decided to replace the B747-200 and -300 aircraft used in its Caribbean and Indian Ocean network with B777-300ER, which consume 26% less fuel, and the cargo B747-200 aircraft with B747-400ERF and B777F. KLM decided to replace its B767-300ER with A330 and B777-200. It is currently contemplated that Air France will complete these replacements in the summer of 2010 and KLM in the summer of 2009.

The Air France Group Fleet

As at March 31, 2006, the Air France group fleet consisted of 397 planes, including 258 in the Air France fleet, 135 in the regional fleet plus Air Ivoire’s four planes. 45.6% of the Air France group fleet is owned, 16.9% is under financial leases, and 36.5% is operated under operating leases.

The Air France fleet

Air France operates a fleet of 258 aircraft, with 251 in operation, including 150 medium-haul, 96 long-haul and 12 cargo aircraft. The aircraft in the fleet have an average age of 9.2 years, with 7.4 for the long-haul fleet, 10 for the medium-haul fleet and 12.8 for the cargo fleet.

During the financial year ended March 31, 2006, 14 aircraft were added to the fleet and 10 were withdrawn.

In the medium-haul fleet, three Airbus A318s, two Airbus A319-ERs, which strengthened the Dedicate fleet, and two Airbus A320s were added. One Airbus A320 and four Boeing B737-500s were withdrawn. The rationalization process in the medium-haul fleet continued, focused on models of the A320 family, ranging from 123 to 206 seats, allowing Air France to benefit from a reduction in operating and maintenance costs due to common technical specifications for flight decks, equipment and engines. It is currently contemplated that the withdrawal of the last Boeing B737-500 will occur in the summer of 2007.

In the long-haul fleet, five planes were withdrawn (one B747-200, one B767-300 and two A340-300s) and six aircraft were added, including four Boeing B777-300ERs and two Airbus A330-200s. In the cargo fleet, one Boeing B747-400 cargo plane was added and one B747-200 cargo plane was withdrawn.

Investments in flight equipment over the year amounted to €1.54 billion (including advances on orders and capital maintenance operations). At March 31, 2006, there were firm orders for 33 aircraft and options on 17.

The following table sets forth the Air France fleet as at March 31, 2006 and 2005:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Long-haul fleet
B747-400	8	8	1	1	7	7	16	16	16	16
B747-200/300	6	7	—	—	—	—	6	7	4	5
B777-200/300	19	16	4	4	15	14	38	34	37	34
A340-300	10	8	3	6	7	8	20	22	20	22
A330-200	6	4	1	1	9	9	16	14	16	13
B767-300	—	1	—	—	—	—	—	1	—	—

Total Long-haul fleet	49	44	9	12	38	38	96	94	93	90

Cargo Fleet
B747-400 Cargo	2	1	—	—	3	3	5	4	5	4

B747-200 Cargo	5	5	1	1	1	2	7	8	7	8
Total cargo fleet	7	6	1	1	4	5	12	12	12	12

Medium-haul fleet
A321-100/200	11	11	—	—	2	2	13	13	13	13
A320-100/200	49	49	3	3	16	15	68	67	66	67
A319-100	20	18	4	4	21	21	45	43	44	43
A318-200	12	9	—	—	—	—	12	9	12	9
B737-300/500	3	4	—	3	9	9	12	16	11	15

Total Medium-haul fleet	95	91	7	10	48	47	150	148	146	147

Total Air France fleet	151	141	17	23	90	90	258	254	251	249

The Air France regional fleet

The Air France regional division has a fleet of 135 planes with 100 seats or fewer, with 128 aircraft in operation and 5 leased from third-party companies. This fleet is primarily organized around four aircraft: the Régional Embraer, the Brit Air Bombardier, the Régional and BritAir Fokker (capacity of 79 and 100 seats), and the CityJet BAE.

During the financial year ended March 31, 2006, Brit Air added one CRJ700 and three Fokker 100s to its fleet. In addition, five BAE 146-200s were added to the CityJet fleet and two BAE 146-200s and one BAE146-300 were withdrawn. Régional added two Fokker 100s and withdrew three Beech 1900s, two Embraer 120-ERs and one Saab 2000 from its fleet.

The average age of aircraft in the regional operating fleet is 8.6 years for Brit Air, 19.4 years for CityJet and 9.2 years for Régional.

Investments in flight equipment amounted to €68 million for the year. There were firm orders for six aircraft at March 31, 2006. A grouped order has also been made for 13 second hand RJ 85s, operated to date by a subsidiary of Northwest Airlines and destined to replace CityJet’s ageing BAE 146 fleet.

The following table sets forth the Air France regional fleet as at March 31, 2006 and 2005:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Brit Air Fleet
Canadair Jet 700	2	2	10	9	—	—	12	11	12	11
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
F100-100	5	1	—	—	8	9	13	10	13	10

Total Brit Air fleet	9	5	21	20	14	15	44	40	44	40

Régional fleet
Embraer RJ 145	2	2	17	17	9	9	28	28	28	28
Embraer RJ 135	2	2	3	3	4	4	9	9	9	9
Embraer 120	8	7	1	3	2	3	11	13	9	10
Fokker 100	1	1	1	1	7	5	9	7	9	6
Fokker 70	—	—	5	5	—	—	5	5	5	5
Beach 1900	3	6	1	1	1	1	5	8	—	—
SAAB 2000	—	—	—	—	5	6	5	6	5	6

Total Régional fleet	16	18	28	30	28	28	72	76	65	64

CityJet fleet
BAE 146-200	5	5	1	1	13	11	19	17	19	17
Total CityJet fleet	5	5	1	1	13	11	19	17	19	17

Total regional fleet	30	28	50	51	55	54	135	133	128	121

Other fleets

Air Ivoire, a subsidiary of Air France, serves Africa from Abidjan with three Fokker 28. During the financial year ended March 31, 2005, Air Ivoire added an Airbus A321 to its fleet to serve the Abidjan-Paris route. Following political developments in the Ivory Coast, however, this route was suspended and the plane was subleased in March 2005.

The KLM Group fleet

As at March 31, 2006, the KLM group fleet consisted of 182 aircraft, 182 of which were operational. There were orders for 9 aircraft and options on 18. 26.4% of the planes are owned in full, 46.2% under financial leases, and 27.5% under operating leases. The average age of the aircraft in the fleet is 8.9 years; with 9 years for the long-haul fleet, 9 years for the medium-haul fleet and 2.7 years for the cargo fleet.

The KLM fleet

The KLM fleet has 129 aircraft in operation, with 54 long-haul planes, 72 medium-haul planes and three cargo planes.

During the financial year ended March 31, 2006, five planes were added to the fleet and four were withdrawn. In the medium-haul fleet, one Boeing B737-700 was added. In the long-haul fleet, one Boeing B777-200ER and three Airbus A330-200ER were added and four Boeing B767-300ER were withdrawn. Investments in flight equipment over the year amounted to €442 million (including advances on orders and capital maintenance operations). At March 31, 2006, there were firm orders for nine aircraft and options on 18.

The following table sets forth the KLM fleet as at March 31, 2006 and 2005:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Long-haul fleet
B747-400	6	6	16	16	—	—	22	22	22	22
B777-200	—	—	5	4	6	6	11	10	11	10
A330-200	—	—	3	—	—	—	3	—	3	—
MD 11	—	—	8	8	2	2	10	10	10	10
B767-300	—	—	—	—	8	12	8	12	8	12
Total long-haul fleet	6	6	32	28	16	20	54	54	54	54
Cargo fleet
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3
Total cargo fleet	—	—	3	3	—	—	3	3	3	3
Medium-haul fleet
B737-900	—	—	2	2	3	3	5	5	5	5
B737-800	3	6	23	20	4	4	30	30	30	30
B737-700	—	—	5	4	5	5	10	9	10	9
B737-400	6	6	—	—	7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Total Medium-haul fleet	15	18	31	27	26	26	72	71	72	71

Total KLM fleet	21	24	66	58	42	46	129	128	129	128

The KLM regional fleet

KLM’s regional fleet consists of 53 Fokker aircraft. The average age of aircraft in operation is 13.3 years.

During the financial year ended March 31, 2006, three Fokker 100 were added to the regional fleet and one Fokker 100 and two Fokker 50 were withdrawn from the regional fleet. No investments in aircraft equipment were made over the period. At March 31, 2006, there were no options on aircraft. The following table sets forth the KLM regional fleet as at March 31, 2006 and 2005:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
KLM Cityhopper fleet
Fokker 70	18	18	3	—	—	3	21	21	21	20
Fokker 50	2	—	4	6	2	4	8	10	8	10

Total KLM Cityhopper fleet	20	18	7	6	2	7	29	31	29	31

KLM Cityhopper UK fleet
Fokker 100	7	1	11	14	—	1	18	16	18	16
Fokker 50	—	—	—	—	6	6	6	6	6	6

Total KLM Cityhopper UK fleet	7	1	11	14	6	7	24	22	24	22

Total KLM regional fleet	27	19	18	20	8	14	53	53	53	52

Property

The following description sets forth our principal properties in addition to our fleet of aircraft.

Air France Properties

Principal Properties	Description	Nature of Title	Approximate Gross Size
			(square meters)
CDG – Roissy Airport
Terminals 2A-F	passenger terminal	leased	56,072
Maintenance Areas	hangars, workshops	leased	723,375
Equipment Area	open storage area	leased	60,271
Equipment Area/Runway Buildings	protected storage area/offices, workshops	leased	63,952
45 rue de Paris	head offices	leased	65,020
	parking garage	leased	86,000
Terminal 1	passenger terminal	leased	26,129

Orly Airport
Aérogare Orly	flight operations terminal	leased	77,418
Paray Vieille Poste	hangars, workshops, offices	leased	166,737
1 avenue du Maréchal Devaux	offices (central building)	owned	13,150
	warehouses/restaurant	owned	20,447
		owned	2,400

Le Bourget Airport
Maintenance Areas	hangars, offices, parking area, workshops	leased	97,395

Toulouse
Maintenance Areas	hangars	owned	80,090
	offices	leased	4,692
Montreuil
2 Gaumont	offices	leased	29,031

Vilgénis
Domaine de Vilgénis	instruction center	owned	6,849

Air France also has other freehold and leasehold interests in real estate in numerous countries throughout the world that collectively are less significant. See Notes 29 and 32 to our consolidated financial statements.

In April 2004, Air France opened its new industrial center in Blagnac, Toulouse to replace the Montaudran plant. Total investment was approximately €40 million. This center is dedicated to major maintenance for small carriers.

The Roissy-CDG and Orly airports are operated by ADP, a majority state-owned entity which has a concession to operate and manage the airports in the Paris area. Air France rents technical, administrative and commercial premises within the airport, parking strips for the aircraft and industrial premises and hangars for cargo and maintenance that are often located on the side areas of the runways.

In certain cases, Air France is the tenant of equipped premises (commercial premises within the terminals) or empty premises that it equips (for example, lounges for passengers at Roissy-CDG). Regarding terminal 2F at Roissy-CDG, Air France is responsible for completely equipping, remodeling and decorating the private areas in the interior of the terminal. This was also true of terminal 2E which was closed following the collapse of part of the roof on May 23, 2004. Air France’s expenses in connection with the work on terminal 2E were estimated to total €48 million, of which €40 million had already been spent prior to its closure. With respect to industrial premises and hangars, Air France is usually the tenant of the land and the owner of the buildings that it has constructed. This is also the case for Air France’s corporate head offices, where Air France has a long-term construction lease of 70 years (from 1994) with the landowner, ADP. On January 28, 2004, Air France entered into a 12-year sale and leaseback agreement with a syndicate of banks covering the building and Air France’s rights under the construction lease.

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

Environmental Policy

Air France and KLM are each individually responsible for environmental management of their operations. However, the Environmental departments of each company collaborate on a large number of issues with a view to harmonizing policies where synergies are identified. We have already implemented a joint policy for air transport activity on climate change and collaborate in the development of sustainable development reports and environmental reporting programs.

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

Environmental evaluation or certification programs

Air France is committed to environmental management following the ISO 14001 rules, applied consistently with its Quality-Safety-Environment (QSE) program.

The Orly (engineering and maintenance department) and Le Bourget sites of Air France Industry are already ISO 14001 certified. Air France Industries aims to have 90% of its sites ISO 14001 certified by 2007.

In other areas of the business such as Air France Cargo or Operations, the principles of the ISO 14001 standard will continue to be the benchmark guiding the deployment of the environmental program in accordance with the QSE program. A certification program is currently being studied within these departments.

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

To ensure greater consistency within Air France and to assist compliance with applicable regulations, Air France has set up a centralized monitoring tool, overseen by an environmental law specialist consultancy firm. On April 1, 2005, Air France Industries established an automated reporting and management tool to facilitate the tracking of environmental performance. Air France Cargo ensures its regulatory compliance by undertaking environmental audits of its sites.

As part of its ISO 14001 system, KLM has extensive procedures, including internal and external audits, to identify amendments to applicable environmental legislation or regulations. When KLM implements process changes, it notifies the competent authorities are notified to ensure the current environmental licenses do not need revision. To ensure compliance with the legal and regulatory requirements relating to KLM’s ground operations outside the Netherlands, KLM implements Good Environmental Practices at its outstations.

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

For 2005, Air France paid €9.9 million in noise tax for its operations in mainland France. For the calendar year ended December 31, 2005, Air France will pay €375,800 in noise fines, most of which relate to delayed late flight departures, at CDG-Roissy.

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

Air France continues the clean-up of the Air France Industry Montaudran site, which has been vacated after more than five decades of maintenance activity. In conjunction with the Toulouse DRIRE (Regional Industry, Research and Environmental Agency), Air France carried out preliminary studies and is financing soil rehabilitation work. During the financial year ended March 31, 2005, Air France carried out studies on pollution identified on the northern part of the maintenance site and the possible related risks. The overall clean-up program, describing the technical solutions to deal with the problems identified, was presented to the DRIRE in April 2005. In parallel, the water table is being continually monitored in the southern area of the site. The measured content of the main pollutants is, to date, below regulatory thresholds. The second phase in the rehabilitation and clean-up of the Montaudran industrial site is underway and is currently estimated to cost €2.5 million.

In addition, Air France has provisioned €0.7 million for the rehabilitation of the Orly industrial facilities.

KLM publishes annually on the internet (www.klm.com/sustainability) an overview of its environmental costs. For the financial year ended March 31, 2006, KLM paid €22.4 million in noise taxes for sound proofing and compensation for loss of value in properties around Schiphol airport. Dutch noise regulations result in altered landing and take-off procedures and in circumnavigation to avoid densely populated areas. KLM estimates that, during the financial year ended March 31, 2006, the cost of implementing these new procedures amounted to €10 million. Expenditure to ensure environmental sound waste disposal, waste water treatment and cleaning processes amounted to €3.4 million and approximately €4 million was spent on external environmental communication and initiatives to encourage staff to use the public transport system.

As we believe we are in compliance with all applicable environmental regulations, no provisions have been recorded in respect of such regulations.

Legal Proceedings

We and our subsidiaries are involved in various disputes, for which we have not necessarily been required to book provisions in our financial statements.

A class action has been filed against Air France, KLM and several U.S. airlines, by five travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for collusion. The damages claimed against the airlines represents a total of U.S.$17.5 billion, and this amount may be tripled under U.S. antitrust legislation. An initial ruling was handed down on October 30, 2003 in favor of the airlines. In a ruling announced on December 9, 2004, the Court of Richmond (Virginia) confirmed the decision taken on October 30, 2003. Subject to a possible appeal, the airlines, including Air France and KLM, have been definitively cleared in this case. No provisions had been booked in connection with this dispute.

A similar suit is currently being reviewed by the Federal Court of the Northern District of Ohio. Approximately 50 travel agents, which were initially plaintiffs in the case mentioned above, but later withdrew, have filed a case on the same grounds (collusion) against Air France, KLM and other European and U.S. airlines. The amount of damages alleged has not yet been determined. Neither Air France nor KLM have booked any provisions in connection with these proceedings.

In December 2004, IAP Intermodal filed charges against several airlines including Air France in the Federal Court of the Eastern District of Texas, alleging that the flight-time scheduling software used by these airlines infringes on three patents held by IAP Intermodal. On the basis of legal advice given by a firm specializing in these matters in the United States, Air France believes that these claims have no grounds, and does not plan on booking any provisions.

During the calendar years 2000 and early 2001, a number of Servair employees initiated a lawsuit before the French Labor Court seeking payment of back wages. The plaintiffs argued that time spent eating meals in the company cafeteria constituted time during which the employee is under the control of the employer and should thus be compensated as normal working hours. Servair has taken the position that time spent eating meals is an interruption in working hours that is not entitled to remuneration. In its definitive ruling dated November 8, 2001, the Court of Appeal of Paris sided with the position argued by Servair. Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still pending before the courts. In a ruling handed down on October 29, 2004, the court dismissed a case filed by approximately 30 employees. In a ruling handed down on June 7, 2005, the court dismissed actions brought by 122 employees. Only one proceeding with 255 employees is still pending before the Labor Board. This action is considered to be without merit by Air France-KLM and no provisions have been recorded.

As of February 14, 2006, authorities from the E.U. Commission and the U.S. Department of Justice presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. SkyTeam Cargo, a U.S. joint venture in which Air France is a participant, has also been requested to provide information as part of the investigation being conducted by the U.S. Department of Justice. Air France-KLM, as well as Air France and KLM, are cooperating with these investigations, as well as a similar investigation being conducted by the Canadian Competition Bureau. Additionally, Air France-KLM has been informed by the Swiss authorities that they are also investigating alleged anticompetitive activities in the air cargo industry, and may be asked to provide information to the Swiss authorities at some future date.

Following public announcement of the government investigations, numerous purported class action lawsuits have been filed in various U.S. federal district courts against air cargo operators, including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs generally allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws, although in one of the actions, the plaintiff also alleges that Air France-KLM, Air France, KLM and/or related entities, together with other air carriers, conspired to fix the rates applicable to passenger fares. The actions consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief. In June 2006, many of these cases were transferred to a single U.S. federal district court for coordinated pretrial proceedings, with the remaining cases to be transferred shortly as “tag along” actions. Air France, KLM and/or related entities, along with numerous other air cargo operators, have also been named as defendants in two lawsuits brought in Canada which also allege participation in a conspiracy to fix prices in the air cargo industry. Air France-KLM, Air France and KLM intend to defend these cases vigorously.

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

Following the entry into the force of the Montreal Convention, a new European Regulation, No. 889/2002, adopted on May 13, 2002 and amending Regulation No. 2027/97 on air carrier liability in the event of accidents, now applies within the E.U. creating a uniform system of liability for international air transport.

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

•	multilateral air transport agreements between states (such as the International Air Services Transit Agreement of 1944, which gives airlines based in the contracting states general rights for their scheduled flights to over-fly the territories of other contracting states and to make non-traffic stops in such territories) and

•	bilateral treaties based more or less closely on the standard agreements set forth in the Chicago Convention and through which the states grant each other one or more of the designated “air freedoms”.

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

France and the Netherlands are each a party to the Chicago Convention, the International Air Services Transit Agreement and the two protocols amending the Chicago Convention relating to airline industry regulations.

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

Under a number of bilateral treaties, Air France’s right to operate air travel services on non-E.U. routes depends on being majority or substantially owned and effectively controlled by French or E.U. nationals. In many instances, KLM’s rights similarly depend on being majority or substantially owned and effectively controlled by Dutch or E.U. nationals.

Accordingly Air France’s amended articles of association provide that certain shareholders may be obligated to sell all or a part of their Air France shares if 45% or more of the share capital or voting rights of Air France are held, directly or indirectly, by non-French persons. See “Item 10: Additional Information—Form and Holding of Shares—Compulsory Transfer of Shares”. In addition, the State of the Netherlands has an option, which has been amended in connection with the combination, to acquire preference shares B of KLM if a country imposes or will impose restrictions or conditions on KLM as a consequence of a substantial part of KLM’s share capital not being demonstrably Dutch owned or KLM not being effectively controlled by Dutch nationals.

The rules governing the nationality of shareholders of E.U. airlines deriving from the Chicago Convention and/or bilateral treaties are to be interpreted in light of the judgments of the European Court of Justice of November 5, 2002, and the mandates given in June 2003 to the European Commission to negotiate various agreements on behalf of the E.U. Member States with certain non-E.U. countries, discussed further below.

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

The Rome Convention

In principle, the Rome Convention (1952) regulates damages caused by foreign aircraft to third parties on the surface. However, neither France nor the Netherlands has ratified the Rome Convention. Regulation of third party damages is governed in the Netherlands by general negligence rules in accordance with Article 162 of Book 6 of the Dutch Civil Code. Regulation of third party damages is governed in France in accordance with the principles of article L.141 of the French Civil Aviation Code (Code de l’aviation civile). Following the events of September 11, 2001, certain members of the ICAO advocated the amendment and modernization of the Rome Convention. A Special Group on the Modernization of the Rome Convention of 1952 has been established and meets from time to time. As of the date of this annual report, no such amendment or modernization had been implemented.

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

Open Sky Agreements with the United States

Air traffic with the United States has been liberalized by several countries, including France, the Netherlands and a number of other E.U. Member States, by way of so-called open sky agreements. Discussions arose between the E.U. and its Member States on whether it was lawful for them to enter into these agreements. The European Commission sued some Member States before the European Court of Justice (the ECJ) and the ECJ delivered a judgment on November 5, 2002, stating that Denmark, Sweden, Finland, Belgium, Luxembourg, Austria and Germany had infringed upon the European Community’s powers with respect to the conclusion of certain international agreements that are binding upon the European Community. In addition, these Member States and the United Kingdom were also found to have violated the rules on the right of establishment embodied in Article 43 of the Treaty of Rome by excluding, in their open sky agreements with the U.S., air carriers established in the other Member States but not majority-owned and effectively controlled by nationals of such States from the benefit of national treatment in the host Member State.

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

In 2001, the United States and France entered into an open sky agreement, which liberalized air traffic with the U.S. and permitted Air France to obtain antitrust immunity in the United States for joint action with Delta Air Lines. On July 20, 2004, the Commission announced that it had decided to initiate new proceedings against three

Member States, including the French State, for failure to fulfill their obligations under the Treaty through having bilateral agreements with the U.S., which contain allegedly discriminatory language similar to that in agreements condemned by the ECJ in November 2002.

Following the November 5, 2002 judgments, in June 2003, the 15 E.U. Member States gave the European Commission a mandate to negotiate with the United States the creation of an open aviation area providing freedom of access on both sides of the Atlantic. Representatives from the United States and Europe have thereafter conducted several rounds of negotiations. In June 2006, the European Council reaffirmed its unanimous satisfaction with the draft E.U./U.S. air transport agreement resulting from the negotiations in November 2005. It noted however that the U.S. rulemaking process in relation to the control of U.S. carriers by foreign nationals has yet to be completed and that an agreement is unlikely to be concluded until the second half of 2006.

Agreements with other States

In June 2003, the Member States also gave the European Commission a so-called horizontal mandate to negotiate a European nationality clause in bilateral agreements and with third countries on behalf of the E.U. Member States. Talks have been conducted with several non-E.U. States, and in June 2006 the European commission reported that to date 62 non-E.U. countries have recognized the E.U. single market in their air services agreements, allowing European air carriers to operate flights between any E.U. Member State and these countries. Negotiations with other non-E.U. Member States continue.

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

This European regulatory framework does not prevent the E.U. Member States from participation in the ICAO, nor does it conflict with the principles and regulations established under the Chicago Convention. Rather it aims at creating a homogeneous regulatory framework for all European air carriers within the international regulatory framework.

Competition

Relevant E.U. regulations have for several years established the uniform application of the European competition rules (Articles 81 and 82 of the Treaty of Rome) for all airlines operating air transport services within the E.U. as well as the rules concerning the granting of State-aid (Articles 87 and 89 of the E.C. Treaty). The European Commission’s jurisdiction to apply Articles 81 and 82 to air transport services between Community airports and third countries was extended with effect May 1, 2004 and, using these new powers, the Commission is currently reviewing the impact of the SkyTeam alliance on competition. On June 19, 2006, the members of SkyTeam announced that they have received a statement of objections from the Commission, which they are expected to respond to in the fall of 2006.

Miscellaneous

European regulations address a variety of aviation-related issues other than those concerning competition, including air traffic noise, denied boarding, take-off and landing slots and air carrier liability, as described in this annual report. See “—Other Regulatory and Legal Issues Relating to Air France’s Operations”.

Air Transport Regulation and Legislation

French Regulation

Air transport in France is governed by the French Civil Aviation Code (Code de l’Aviation Civile) of 1948, as amended, which contains the legal and regulatory provisions applicable to aircraft, airports, regular air transport and flight personnel. In addition, set forth in the French Civil Aviation Code are the provisions applicable to Air France and ADP as well as those governing aviation fees. The French Civil Aviation Code has been frequently revised to harmonize French law with international and European regulations. Therefore the applicable regulatory regime in France is the result of (i) national law; (ii) the application of regulations promulgated by the European Council and the European Commission; (iii) European directives incorporated into French law; (iv) air service agreements to which France is a party and (v) the international conventions to which France is a party.

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

Other Regulatory and Legal Issues

Cooperation Agreement with Alitalia

On July 27, 2001, Air France and the Italian air carrier Alitalia entered into a number of cooperation agreements. The agreements pursue the double aim of integrating Alitalia into the world-wide SkyTeam alliance created by Air France, Aéromexico, Delta Air Lines and Korean Airlines in 2000 (and since expanded to include Aeroflot, Continental, CSA Czech Airlines, KLM Royal Dutch and Northwest), and of building a far-reaching, long-term strategic bilateral alliance based on close cooperation between the parties principally on services between France and Italy. The agreements also connect the two airlines’ respective hubs at Roissy-CDG, Rome Fiumicino and Milan Malpensa airports.

On April 7, 2004, the European Commission adopted a decision formally exempting the cooperation agreements as notified from the Article 81(1) prohibition from November 12, 2001 to November 11, 2007, subject to compliance with certain commitments annexed to the Commission’s decision. These commitments included, notably, a commitment to release take-off and landing slots to competitors at certain airports in specified circumstances. In July 2004, easyJet Ltd announced that it had initiated proceedings before the European Court of First Instance against the European Commission challenging its decision to exempt the Air France/Alitalia cooperation agreements. The proceedings are pending as of the date of this annual report.

Allocation of Slots and Boarding Gates

Access to the world’s main international airports is regulated by the allotment of time slots, or in some instances the allotment of boarding gates. The allotment of slots determines the ability of a carrier to land at, or take-off from, an airport at a specified time and date, and access too many European and Asian airports is regulated through slots, including airports in London, Paris, Frankfurt, Milan, Madrid, Amsterdam, Bangkok, Tokyo, Hong Kong and Singapore. In the United States, access to airports is controlled by regulations based on the allotment of boarding gates (e.g., Los Angeles, San Francisco) with the exception of New York’s John F. Kennedy airport and Chicago’s O’Hare airport, to which access is regulated by slots.

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

Environmental Protection and Anti-Noise Standards

Under both French and Dutch law, an aircraft operator is subject to liability for damages caused by noise emissions from its aircraft. In France, an independent administrative body, the French Airport Noise Control Authority (Autorité de Contrôle des nuisances aéroportuaires), may recommend restrictions on the operation of certain aircraft and impose administrative fines (of up to €12,196) on aircraft operators or owners for non-compliance with anti-noise rules at take-off or landing to or from French airports. In compliance with E.U. directive no. 2002/30 of March 26, 2002, restrictions on the operation of the so-called Chapter 3 noisiest aircraft (as defined by French regulations) were decided at Roissy-CDG. At March 31, 2006, seven of Air France’s aircraft were potentially affected by these restrictions, and they are scheduled to be gradually withdrawn from the fleet by 2008.

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

In order to restore confidence both in the aviation and in the insurance sectors, the European Commission adopted Regulation No. 785/2004 (establishing minimum insurance requirements) applicable to all air carriers flying within, into, out of or over the European Union. This Regulation came into force on April 30, 2005.

Air Transport Taxes

Airlines are subject to a certain number of air transport taxes which are divided into air navigation taxes and airport taxes. Air navigation taxes include routing taxes (for over-flights) and terminal taxes (for air navigation within a 20 kilometer radius of a departure or destination airport). Airport taxes include aircraft taxes (in particular landing fees) and passenger taxes. During the financial year ended March 31, 2006, we paid a total of €1.6 billion in landing fees and en route charges.

Legal and Regulatory Matters in Connection with the Exchange Offer

Air France and KLM made certain commitments (the “Undertakings”) to the European Commission to secure its approval of the combination. On February 11, 2004, the European Commission adopted a formal decision declaring the combination compatible with the common market subject to full compliance with the Undertakings. In May 2004, easyJet announced that it had initiated proceedings before the European Court of First Instance against the European Commission approving the combination. Those proceedings are pending as of the date of this annual report. On July 4, 2006, the European Court of First Instance dismissed easyJet’s appeal.

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

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements as of and for the financial years ended March 31, 2006 and 2005, together with the notes thereto included elsewhere in this annual report. The consolidated financial statements are presented in euro and have been prepared in accordance with IFRS as adopted by the E.U.

Basis of Presentation

We adopted IFRS as adopted by the E.U. as our primary accounting principles from April 1, 2005, and our first consolidated annual financial statements under IFRS as adopted by the E.U. are those for the year ended March 31, 2006. They include comparative information for the year ended March 31, 2005 using IFRS as adopted by the E.U. as used as of and for the year ended March 31, 2006.

As permitted by SEC release No. 33-8567—First-time application of International Financial Reporting Standards—issued by the U.S. Securities Exchange Commission (the “SEC”), we are filing for our first year of reporting under IFRS in this annual report on Form 20-F for the financial year ended March 31, 2006 two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IRFS, with appropriate related disclosure required by this SEC release concerning exceptions to IFRS and reconciliation to previous generally accepted accounting principles applied by us.

International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States. Note 41 to our consolidated annual financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the financial years ended March 31, 2006 and 2005.

Air France successfully completed its exchange offer for all the outstanding common shares of KLM on May 3, 2004 and Air France-KLM was created in September 2004. As of the date of this annual report, we hold 97.5% of the economic rights and 49% of the share capital and voting rights in respect of KLM’s common shares. Air France-KLM’s consolidated financial statements for the financial year ended March 31, 2006 include the results of operations of KLM for all of the financial year and are not directly comparable to the consolidated financial statements of Air France as of and for the financial year ended March 31, 2005, which include the results of operations of KLM for 11 months.

Accordingly, in order to provide for a more meaningful comparison of our consolidated financial statements, we have prepared unaudited consolidated pro forma financial information for the financial year ended March 31, 2005, which includes the results of our business combination with KLM and the exchange offer as if they had taken place on April 1, 2004. We have published this pro-forma financial information as part of our consolidated financial statements as expressly permitted by our primary French regulator, the Autorité des marchés financiers. The pro forma financial information is included in this annual report for illustrative purposes only and does not necessarily reflect the combined operating results or financial position that we could have recorded on such dates or for such periods. The discussion of the results of operations contained in this “Operating and Financial Review and Prospects” includes a discussion of our published results for the financial year ended March 31, 2006 compared to our pro forma results for the financial year ended March 31, 2005.

Overview

Air France-KLM is one of the largest airline groups in the world, ranking first worldwide in terms of turnover as of December 31, 2004, according to IATA, and first among airlines in Europe in terms of traffic (revenue passenger- kilometers) for the financial year ended March 31, 2006, according to the Association of European Airlines (AEA), with an overall market share of 27%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. We currently rank first in Europe (excluding integrators) in terms of scheduled freight tons carried as of March 31, 2006, according to the AEA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Although Air France-KLM continued to operate in a difficult international environment during the financial year ended March 31, 2006, total operating revenues were €21,452 million, an increase of 10.2% on a pro forma basis from the prior year. In addition to the consequences of the war in Iraq and the SARS epidemic commencing in 2003, the airline industry has been facing a sharp increase in fuel prices since the spring of 2004. While the recovery in airline traffic first witnessed in the second half of 2003 has continued in 2004 and 2005, with growth of approximately 11% in 2004 and 7.5% in 2005, according to IATA, the air transport sector has had to face soaring fuel costs, which have generated industry-wide losses of approximately $6 billion according to IATA. The air transport sector spent $92 billion on jet fuel in 2005, which had the effect of counterbalancing most cost-cutting efforts of individual airlines and the impact of a general economic recovery. Including the losses for 2005 estimated by IATA, the total industry losses from 2001 to 2005 are expected to reach approximately $43.6 billion, which exceeds the total value created within the air transport sector from 1978 to 2000. These trends have nevertheless affected Europe, Asia and the United States differently as explained below under “Airline Industry Trends—Geographic Trends”.

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

Maintenance

Maintenance revenues are generated principally by the Air France Industries division and the KLM Engineering & Maintenance division which perform aircraft maintenance for the Air France-KLM group’s two fleets and provide maintenance services to more than 300 third-party clients throughout the world.

Other

Other revenues principally consist of revenues from KLM’s charter business through its subsidiary transavia.com and from the catering activities of the Servair subsidiaries of Air France and KLM Catering.

Geographic Mix

Air France-KLM has defined five geographical regions into which passenger and cargo revenues are separately subdivided on the basis of origin of sale and destination. These regions are Europe, North and South America, Asia, Africa and Middle East, and Caribbean and Indian Ocean.

Airline Industry Trends

Dynamic Passenger Business

The impact of the September 11, 2001 terrorist attacks, the war in Iraq and the outbreak of SARS had a significant negative impact on airline passenger traffic in 2001, 2002 and 2003. Following a recovery in traffic first witnessed in the second half of 2003 and continuing through 2004, 2005 levels of passenger traffic have continued to follow this upward trend with sustained levels of activity accompanied in general by a significant improvement in unit revenues. In December 2005, the International Air Transport Association (IATA) estimated that traffic grew by 5.9% in the first quarter of 2006 compared to the comparable period in 2005.

Increased Fuel Prices

Since spring 2004, the airline industry has faced sharp increases in fuel prices which continue to impact profitability in the sector. According to IATA, fuel currently accounts for approximately 25% of the total costs for airlines. In response to the sharp rise in oil prices, both Air France and KLM have implemented further fuel surcharges, amounting to, as at March 31, 2006, €16 on medium-haul flights and €48 on long-haul flights for Air France and €22 and €52, respectively for KLM. These surcharges, however, remain below the level of surcharges applied by Air France-KLM’s direct competitors.

Geographic Trends

Recent airline industry trends in the three main geographic zones — Europe, the United States and Asia — have differed significantly. In the United States, most airlines have not been profitable since 2001 and the American air transport sector remains in difficulty. Following the filing for Chapter 11 bankruptcy of United Airlines and US Airways (whose shareholders have since accepted a merger with America West) in 2003, Delta and Northwest have both filed for Chapter 11 bankruptcy in September 2005. Furthermore, faced with higher fuel prices, against which these airlines are unable to implement hedging policies due to their generally weak financial position, many U.S. carriers have continued to seek assistance from the U.S. federal government. IATA forecasts that American airline companies will record losses of approximately $8 billion in 2005.

Asian airlines have generally grown strongly. According to IATA, Asian airlines are expected to achieve approximately $1 billion of profits in 2005.

IATA expects European airlines to break even at the end of 2005. The business of European airlines has generally been strong since the beginning of 2005, with a 6.2% increase in traffic and a 4.3% increase in capacity, resulting in an increase in load factor of 1.4 points to 76.0% during the first nine months of 2005. 320 million passengers, representing an increase of 3.8% over 2004, traveled to and from the 49 countries included within Europe as defined by the Association of European Airlines (AEA). Europe’s leading airlines have been able to implement hedging policies and impose fuel surcharges, while benefiting from the improvement in their load factors. These airlines have also been able to benefit from the increasing globalization of Europe’s economies, thereby becoming less dependent on local economic growth.

Effect of the Business Combination between Air France and KLM

Our results for the financial year ended March 31, 2006 illustrate the success of the business combination of Air France and KLM, with merger synergies contributing strongly to our results. Our results also validate the implementation of our profitable growth strategy.

Due to the success of the business combination between Air France and KLM, we regularly revise our forecasts of revenue increasing synergies. For the financial year ended March 31, 2006, we achieved synergies from the combination amounting to €350 million, including €205 million from revenue synergies, and €145 million from cost synergies. Since the business combination, total synergies realized in the passenger business have amounted to €246 million.

In addition, both Air France and KLM have continued to implement cost-savings measures. KLM achieved total cost savings of €650 million by the end of the financial year ended March 31, 2006. At the end of the financial year ended March 31, 2005, KLM had generated €520 million in savings.

Air France is mid-way through its three year Compétitivité Major 2007 cost-savings program, aimed at improving unit costs by 6% by March 2007. As at March 31, 2006, Air France achieved cost savings of €654 million. The main elements of the Major 07 Competitiveness plan include the transfer to a zero-commission system with travel agencies, the optimization of procurement procedures and the improvement of process efficiency.

These measures have contributed to keeping unit costs low. As at March 31, 2006, unit costs per equivalent available seat kilometers (“EASK”) increased 2.2% while production measured in EASK increased 6.2%. These increases were attributable in part to an unfavorable fuel price effect of 4.2% partially offset by a favorable currency effect of 0.7%.

Critical Accounting Policies

Our accounting policies are described in Note 3 to our consolidated financial statements. Critical accounting policies are those policies that reflect significant estimates, judgments and uncertainties and potentially result in materially different results under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about revenue, expenses and the carrying values of assets and liabilities that are not readily apparent from other sources.

Published results may differ from these estimates under different assumptions or conditions.

We use the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue and any related commissions for both passenger and cargo operations when transportation is provided or, for passenger operations, when a ticket expires unused. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as “deferred revenue on ticket sales” in our consolidated balance sheet. We perform monthly evaluations of this amount to assess the adequacy of the deferred revenue. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

For purposes of revenue recognition, unused tickets generally expire 18 months following the issuance date. As a result, we make estimates of tickets that will expire unused based on historical trends in order to estimate the amount of unused ticket revenue to be recognized at the time of sale. Changes to these estimates could have a material effect on our financial results.

Frequent Flyer Accounting

We use a number of estimates in accounting for the Flying Blue Program which resulted from the combination as of June 1, 2005 of the former Air France Fréquence Plus and the KLM Flying Dutchman frequent flyer programs. We believe these estimates are consistent with industry practice.

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

Due to the combination of Fréquence Plus and KLM Flying Dutchman and the valuation of the new air miles’ redemption assumptions as of June 1, 2005, we have adjusted the estimate of the corresponding obligations of these programs. These changes in estimates had a positive impact of €10 million after tax on earnings for the financial year ended March 31, 2005.

Determination of the liability for the costs of providing travel awards includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of March 31, 2006, the liability for outstanding but unissued awards was €116 million (€118 million as of March 31, 2005).

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

We also sell mileage credits in the Flying Blue program to participating partners, such as credit card companies and hotels. Income from the sale of mileage is deferred and recognized as “passenger revenue” at the time when transportation is provided, based on estimates of the fair value of tickets to be redeemed. Proceeds from sales of mileage credits in excess of the incremental cost of awards to be issued are recognized in income immediately.

Accounting for Pension Plans and Lump Sum Retirement Payments

We calculate our obligations in respect of pension plans and lump-sum retirement payments using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or plan assets.

Pension expense is recorded over the service lives of the employees participating in the plans. Pension expense is generally independent of any pension funding decisions made by us.

Our accounting for pension plans requires us to make a number of assumptions that affect the consolidated financial statements. We believe the most critical are the assumed discount rate and the expected long-term rate of return on plan assets.

We determine our assumed discount rate on the measurement date for each plan. This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France-KLM’s worldwide defined benefit plans was 4.5% at March 31, 2006.

The fair value of Air France-KLM plan assets for total funded plans increased to €12,538 million as of March 31, 2006 from €10,782 million on an actual basis at March 31, 2005. The expected long-term rate of return on plan assets for Air France-KLM’s funded defined benefit plans is based primarily on plan-specific investment studies performed by outside consultants and consideration of recent and historical returns on the assets of each plan. For Euro-zone funded plans, lowering Air France-KLM’s expected long-term rate of return (5.71% as of the March 31, 2006 measurement date) by 25 basis points would increase estimated pension expense for the financial year ended March 31, 2006 by approximately €29 million, including required amortization of actuarial losses.

Accounting for Major Maintenance Operations

IFRS Accounting Policy

Our accounting policy for major maintenance operations is described at Note 3.13 to the consolidated financial statements. The individual component approach requires us to make estimates with respect to the anticipated costs and timing of major airframe and engine operations, change to which could have a material effect on our financial position and results of operations.

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

Change to our estimation of the future actual airframe and engine potential, restitution costs and the time at which such costs would be incurred could have a material effect on our financial position and results of operations.

U.S. GAAP Accounting Policy

Under U.S. GAAP, all maintenance costs are expensed as incurred. Provision for restitution of aircraft under operating leases is recorded at the time restitution costs are probable and can be reasonably estimated.

Impairment of Tangible Long Lived Assets

Under IFRS and in accordance with IAS 36 “Impairment of Assets”, we review at each balance sheet date the carrying amount of tangible and intangible assets in order to asses whether there is any indication of impairment. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use.

When it is not possible to estimate the recoverable value for an individual asset, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

We determined that the smallest level at which assets could be tested were the CGUs corresponding to our operating segments. When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit. For the passenger segment, value in use is measured by discounting forecast operating cash flow to be generated by those assets, based on the models that the Group also use in making fleet scheduling decisions. These models use passenger yield, fuel costs, labor costs, and other relevant factors for the markets where the specific aircraft will operate. Fair values of aircraft are estimated based on information available under the circumstances, including published information from third party sources, current market conditions, or the value of similar assets.

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

Deferred Tax Assets

Deferred tax assets relating to temporary differences and tax loss carry forwards are recorded to the extent it is probable that the taxable entity will generate sufficient taxable income to absorb such temporary differences. We assess the likelihood based on our business plans and reasonable expectations of taxable income and reversals of temporary differences for future years.

Under IFRS, the amount of tax losses for which no deferred tax asset is recognized in the balance sheet is €453 million as of March 31, 2006 and €463 million as of March 31, 2005.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Scope of Consolidation

Our consolidated income statement includes the income statements of all companies acquired during the year from the date of acquisition. It also includes the income statements of any companies disposed of during the year up to the date of disposal. As of March 31, 2006, the Air France-KLM group comprised 170 companies, of which 143 are fully consolidated and 27 recorded as equity affiliates. For a full list of companies within the scope of consolidation, see Note 40 to our consolidated financial statements for the financial year ended March 31, 2006 included elsewhere in this annual report.

As the exchange offer for KLM common shares closed in May 2004, the Air France-KLM financial statements for the year ended March 31, 2005 include KLM’s results over a period of 11 months (May 2004 to March 2005), whereas the Air France-KLM financial statements for the year ended March 31, 2006 include KLM’s results over the entire year. As at March 31, 2006, Air France-KLM holds 97.5% of the common shares of KLM stock.

On December 30, 2004, Air France transferred its stake in Amadeus France to Amadeus GTD. The net income of Amadeus France and its subsidiary Amadeus France Service had been consolidated within Air France-KLM until this transfer and classified as a discontinued activity.

Measures of Operating Performance

We use measures of operating performance in our business which are described below. The operating performance data are unaudited and presented on a consolidated basis. Operating data for the financial year ended March 31, 2005 is, where indicated, presented on a pro forma basis to enable a better appreciation of the operating performance data that might have been achieved if the closing date of the exchange offer had taken effect on April 1, 2004. This information is included solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating data that we could have recorded on the dates or for the periods indicated.

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

Results of Operations

Comparison of Financial Years Ended March 31, 2006 and March 31, 2005

Total Operating Revenues

The following table sets forth operating revenues by type of activity for the financial years ended March 31, 2006 and March 31, 2005 (on a pro forma and actual basis), and the percentage change between the 2006 revenues and the pro forma 2005 revenues:

	Year ended March 31,
	2006	2005 Pro forma	Change	2005 Actual
	(in € millions, except percentages)
Scheduled passenger	15,902	14,425	10.2%	14,099
Other passenger	1,040	954	9.0%	934

Total passenger	16,942	15,379	10.2%	15,033

Scheduled cargo	2,673	2,379	12.4%	2,301
Other cargo	209	197	6.1%	193

Total cargo	2,882	2,576	11.8%	2,494

Maintenance	896	799	12.1%	777
Other	728	713	2.1%	674

Total Operating Revenues	21,448	19,467	10.2%	18,978

Our total operating revenues for the financial year ended March 31, 2006 increased 10.2% on a pro forma basis compared to the previous financial year, increasing to €21,448 million from €19,467 million for the financial year ended March 31, 2005 on a pro forma basis. For the financial year ended March 31, 2006, revenues from passenger and cargo operations, which represented 92.4% of our consolidated revenues, increased by 10.4% on a pro forma basis compared to revenues from passenger and cargo operations for the financial year ended March 31, 2005.

Revenues from passenger operations (79.0% of total operating revenues) increased 10.2% on a pro forma basis compared to such revenues for the prior period, with a 10.2% increase in scheduled passenger revenues and an increase of 9.0% in other passenger revenues. The increases were principally due to the strong demand for passenger activity leading to an increase in load factor as well as the imposition of fuel surcharges described herein by both Air France and KLM to partially offset the continued substantial increase in fuel prices.

Revenues from cargo operations (13.4% of total operating revenues) increased by 11.8% on a pro forma basis compared to such revenues for the financial year ended March 31, 2005 with a 12.4% increase in scheduled cargo revenues and a 6.1% increase in other cargo revenues. The increase in total cargo revenues resulted primarily from an improvement in traffic in the second half of the financial year, a robust unit revenue experienced over the entire financial year, the imposition of fuel surcharges.

Maintenance revenues increased 12.1% on a pro forma basis compared to such revenues for the financial year ended March 31, 2005 primarily as a result of the general recovery in the airline industry. Other revenues increased by 2.1% on a pro forma basis compared to such revenues for the prior period due to increases in revenues from catering services and from the KLM charter subsidiary transavia.com. The 2.1% increase reflects 15 months of Servair revenues for the financial year ended March 31, 2005 compared to 12 months of Servair revenues for the financial year ended March 31, 2006.

Passenger Activity

For the reasons discussed above under the heading “—Overview”, operating revenues from passenger activity for the financial year ended March 31, 2006 increased 10.2% on a pro forma basis compared to such revenues for the prior period, while scheduled passenger revenues increased 10.2% on a pro forma basis compared to such revenues for the prior period.

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2006 and the change in these operating measures as compared to such operating measures for the previous financial year on a pro forma basis:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Long-haul	180,733	7.4%	151,427	9.3%	83.8%	1.4	pts
Medium-haul	53,936	2.5%	37,825	6.2%	70.1%	2.4	pts

Total	234,669	6.2%	189,252	8.6%	80.6%	1.8	pts

Capacity during the financial year ended March 31, 2006 increased 6.2% on a pro forma basis over the prior period. Compared to the financial year ended March 31, 2005, growth in capacity over the long-haul network rose 7.4% on a pro forma basis, while medium-haul capacity increased by 2.5% on a pro forma basis.

Passenger activity reported a steady increase over the financial year ended March 31, 2006 with traffic increasing 8.6% on a pro forma basis from the previous financial year ended March 31, 2005, while capacity increased 6.2% on a pro forma basis, resulting in an increase in load factor of 1.8 points to 80.6%.

Traffic on the long-haul network reported an increase of 9.3% on a pro forma basis in passengers carried (21.1 million), as compared to the previous financial year ended March 31, 2005. With an increase of 7.4% in capacity, traffic rose 9.3%, generating a 1.4 point gain in load factor to 83.8%. Long-haul revenue for the financial year ended March 31, 2006 totaled €9.4 billion, an increase of 13.5% on a pro forma basis over the financial year ended March 31, 2005 despite strong negative currency effects.

Activity on the medium-haul network also improved for the financial year ended March 31, 2006 compared to the previous year. Traffic increased 6.2% on a pro forma basis from the previous financial year ended March 31, 2005, while capacity increased 2.5% on a pro forma basis, generating a 2.4 point gain in load factor to 70.1%. The number of passengers carried increased 5.2% to 48.9 million, as compared to the previous financial year ended March 31, 2005 on a pro forma basis.

The table below shows scheduled passenger revenues by destination and by sales region for the year ended March 31, 2006, and the change in these revenues compared to the year ended March 31, 2005 on a pro forma basis:

	Scheduled Passenger Revenue
	By destination				By area of sale
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Europe and North Africa	6,524	41.0%	5.9%	10,726	67.5%	8.0%
Caribbean, French Guiana and Indian Ocean	1,155	7.3%	1.5%	363	2.2%	2.3%
Africa and Middle East	2,247	14.1%	13.7%	1,060	6.7%	10.2%
Americas, Polynesia	3,543	22.3%	17.2%	2,523	15.9%	23.1%
Asia, New Caledonia	2,433	15.3%	14.4%	1,230	7.7%	9.2%

Total	15,902	100.0%	10.2%	15,902	100.0%	10.2%

Scheduled passenger revenues by destination and area of sale increased for each region. The weight of the Caribbean and Indian Ocean network has fallen by approximately one percentage point, the health crisis present in the region having lead to a 2.8% reduction in capacity and a 1.5% decrease in traffic. A total of 3.1 million passengers used our Caribbean and Indian Ocean network, a decrease of 1.5% on a pro forma basis.

Our networks in Africa and the Middle East are dedicated to industry travel to oil production and construction sites. The Africa-Middle East network posted increases in traffic of 9.4% on a pro forma basis and capacity of 10.0%. The load factor remained broadly unchanged at 77.6%, a decrease of 0.4 points. Political tensions in a number of African countries during the financial year ended March 31, 2006 meant that traffic growth to Africa of 7.4% on a pro forma basis did not keep pace with the growth of capacity of 9.5%. This lead to a decrease in load factor by 1.6 points to 78.3%. Activity in the Middle East, however, was particularly strong, with an increase in traffic of 14.9% on a pro forma basis and capacity of 11.2%, leading to a 2.5 point increase in load factor to 75.8%.

Traffic in North and South America increased by 12% on a pro forma basis, representing strong activity in both North America and South America. As capacity rose 11%, the load factor increased 0.8 points to 86.3%. The increase in revenues was notwithstanding a negative currency effect linked to the weak dollar.

Asian traffic increased substantially by 11.9% on a pro forma basis and capacity by 7.0%. The load factor increased 3.7 points to 85.2% due to the strong economic growth experienced in the area.

These increases, together with a substantial increase in revenues, reflect the strong growth in the economy.

The following table shows a breakdown of total passenger revenues, scheduled passenger revenues, passenger unit revenue per ASK, yield (passenger unit revenue per RPK) unit cost per ASK and operating income for the years ended March 31, 2006 and 2005 (on a pro forma and actual basis), and the percentage change between these 2006 figures and pro forma 2005 figures:

	Year ended March 31,
	2006	2005 Pro forma	Change	2005 Actual
Total passenger revenues (in € millions)	16,942	15,379	10.2%	15,033
Scheduled passenger revenues (in € millions)	15,902	14,425	10.2%	14,085
Unit revenue per ASK (in € cents)	6.78	6.53	3.7%	6.56
Yield (unit revenue per RPK) (in € cents)	8.40	8.28	1.5%	8.33
Unit cost per ASK (in € cents)	6.40	6.27	2.0%	6.31
Operating income (in € millions)	686	384	78.6%	382

Cargo Activity

Operating revenues from total cargo activity for the financial year ended March 31, 2006 increased to €2.88 billion, an increase of 11.8% compared to the financial year ended March 31, 2005 on a pro forma basis. The increase in revenues from cargo activities resulted primarily from the growth in the economy which enabled us to maintain a strong yield.

The following table shows cargo capacity, traffic and load factor for the financial year ended March 31, 2006 and the change in these operating measures as compared to the previous financial year on a pro forma basis.

	Capacity (ATK)		Traffic (RTK)		Load factor (RTK/ATK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Medium-haul	544	(4.7)%	85	(14.1)%	15.6%	(1.7	)pts
Long-haul	15,850	6.9%	10,745	3.7%	67.8%	(2.1	)pts

During the financial year ended March 31, 2006, cargo activity recorded growth despite the high increase in fuel prices (which were partially offset by fuel surcharges and our hedging policies). Cargo capacity increased 6.5% on a pro forma basis compared to the financial year ended March 31, 2005, while traffic increased 3.5% on a pro forma basis. Cargo activity was affected by the weakness in European exports due to the strength of the euro, which resulted in a fall in the load factor of 1.9 points to 66.1%.

The following table shows the geographic mix of our scheduled cargo operating revenue for the financial year ended March 31, 2006 and the percentage change in this mix from the previous financial year on a pro forma basis:

	Scheduled cargo revenue
	By destination			By sales region
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Europe and North Africa	75	2.8%	(2.6)%	1,169	43.7%	5.0%
Caribbean and Indian Ocean	186	7.0%	—%	36	1.3%	(12.2)%
Africa-Middle East	320	12.0%	4.6%	170	6.4%	4.9%
North and Latin America	833	31.2%	15.9%	337	12.6%	23.0%
Asia	1,259	47.1%	15.3%	961	36.0%	21.8%

Total	2,673	100.0%	12.4%	2,673	100.0%	12.4%

The North and Latin American network represented 34% of traffic and capacity for the financial year ended March 31, 2006. Traffic on this network increased 2.8% on a pro forma basis from the previous financial year ended March 31, 2005, while capacity increased 8.8%, resulting in a decreased load factor of 3.9 points to 65.9%. The Asian network recorded a decline of 1.1 points in the load factor to 73.0% as an increase in traffic of 4.6% on a pro forma basis was less than the 6.2% increase in capacity. The African and Middle East network, which represented approximately 10% of the cargo group’s activity, saw an increase in traffic of 4.4% and an increase in capacity of 8.6%. The load factor decreased 2.4 points to 59.5%. The Caribbean and Indian Ocean network remained stable, with a decrease of 0.3% in capacity and an increase of 0.7% in traffic compared to the financial year ended March 31, 2005 on a pro forma basis.

The following table sets forth total cargo revenue, revenue from scheduled cargo, unit revenue per available ton-kilometer (ATK) of scheduled cargo, unit revenue per revenue ton-kilometer (RTK), unit cost per ATK and operating income of scheduled cargo for the financial year ended March 31, 2006 and the financial year ended March 31, 2005 (on a pro forma and actual basis), as well as the percentage change between the 2006 figures and the pro forma 2005 figures:

	Year ended March 31,
	2006	2005 Pro forma	Change	2005 Actual
Total cargo revenue (in € millions)	2,882	2,576	11.9%	2,494
Revenue from scheduled cargo (in € millions)	2,673	2,379	12.4%	2,300
Unit revenue per ATK (in € cents)	16.30	15.45	5.5%	15.58
Unit revenue per RTK (in € cents)	24.68	22.75	8.5%	22.83
Unit cost per ATK (in € cents)	15.07	14.33	5.2%	14.32
Operating income (in € millions)	166	140	18.6%	138

Unit revenue per available ton-kilometer increased by 5.5% on a pro forma basis, reflecting a favorable currency impact of 1.7%. Unit revenue per revenue ton-kilometer increased 8.5% on a pro forma basis.

Maintenance Activity

Operating revenues of Air France-KLM’s maintenance activity for the financial year ended March 31, 2006 increased 12.1% on a pro forma basis to €896 million. Operating income more than doubled, from €25 million for the financial year ended March 31, 2005 on a pro forma basis to €54 million for the financial year ended March 31, 2006. The increase in revenues resulted primarily from the numerous new contracts entered into during the financial year, as well as the results of the reorganization of maintenance activities.

Other Activity

Operating revenues for Air France-KLM’s other activities increased 2.1% for the year ended March 31, 2006 compared to the year ended March 31, 2005 on a pro forma basis, to €728 million from €713 million. This increase was primarily due to the strong performance by Transavia.

External Expenses

External expenses for the financial year ended March 31, 2006 increased 10.8% on a pro forma basis over the previous year, increasing to €12.1 billion from €10.9 billion for the year ended March 31, 2005. The increase in external expenses resulted principally from the increase in fuel costs of 32%. Excluding increases due to fuel costs, the increase in external expenses was limited to 3.8%. The following table shows a breakdown of our external expenses for the financial year ended March 31, 2006 and the financial year ended March 31, 2005 (on a pro forma and actual basis), as well as the percentage change between the 2006 external expenses and the pro forma 2005 external expenses:

	Year ended March 31,
	2006	2005 Pro forma	Change	2005 Actual
	(in € millions, except percentages)
Aircraft fuel	3,588	2,721	31.9%	2,653
Chartering costs	605	565	7.1%	558
Aircraft operating leases	637	611	4.3%	595
Landing fees and en route charges	1,610	1,504	7.0%	1,460
Catering	405	399	1.5%	391
Handling charges	1,203	1,100	9.5%	1,072
Aircraft maintenance costs	740	683	8.3%	653
Commercial and distribution costs	1,232	1,435	(14.2)%	1,404
Other external expenses	2,070	1,898	9.1%	1,843

Total	12,090	10,916	10.8%	10,629

Jet Fuel

Jet fuel expenses increased 31.9% on a pro forma basis for the financial year ended March 31, 2006 as compared to the financial year ended March 31, 2005 to €3,588 million from €2,721 million due principally to the substantial increase in fuel prices. The application of our hedging policies in respect of fuel costs resulted in a gain of €953 million, or 21% of the fuel bill before hedging. The increase in fuel costs was due to a 4% increase in volume of purchases and a 41% increase in prices, which were partially offset by an unfavorable currency effect of 2% and the gain of 15% due to the application of our hedging policies.

Chartering Costs

Aircraft charter costs rose 7.1% on a pro forma basis to €605 million for the financial year ended March 31, 2006, from €565 million for the previous year, due to the code-sharing agreement entered into with Air Europa and Portugalia.

Aircraft Operating Leases

For the year ended March 31, 2006, aircraft operating lease costs increased by 4.3% on a pro forma basis compared to the previous period, increasing to €637 million from €611 million.

Landing Fees and en Route Charges

Landing fees and en route charges increased 7.0% on a pro forma basis to €1,610 million for the financial year ended March 31, 2006 from €1,504 million during the previous financial year. This increase principally reflects the payment of landing fees for connecting passengers.

Catering

For the financial year ended March 31, 2006, catering expenses increased 1.5% on a pro forma basis to €405 million compared to €399 million for the year ended March 31, 2005. The increase was mainly due to the increase in the number of passengers carried.

Handling Charges

Handling charges totaled €1,203 million for the financial year ended March 31, 2006, increasing 9.5% from €1,100 million for the year ended March 31, 2005 on a pro forma basis.

Aircraft Maintenance Costs

Aircraft maintenance costs increased by 8.3% for the year ended March 31, 2006, to €740 million from €683 million for the prior year on a pro forma basis.

Commercial and Distribution Costs

Commercial and distribution costs decreased by 14.2% for the financial year ended March 31, 2006, decreasing to €1,232 million from €1,435 million for the prior year on a pro forma basis. The decrease in commercial and distribution expenses resulted primarily from the transition to zero commission for travel agencies from January 2005 in the Netherlands and from April 2005 in France.

Other External Expenses

Other external expenses increased by 9.1% for the financial year ended March 31, 2006, rising to €2,070 million from €1,898 million for the financial year ended March 31, 2005 on a pro forma basis. The increase in other external expenses resulted mainly from the transition to financial reporting under IFRS and the implementation of the disclosure committee.

Salaries and Related Costs

Salaries and related costs increased by 3.6% for the financial year ended March 31, 2006, rising to €6.4 billion from €6.1 billion for the financial year ended March 31, 2005 on a pro forma basis. Payroll costs increased by 3.3% on a pro forma basis and social security contributions by 3.0% on a pro forma basis. The average number of employees of the Air France-KLM group was broadly unchanged at 102,422 employees compared to the financial year ended March 31, 2005.

Taxes Other than Income Tax

Taxes and duties, other than income tax, consist principally of the French business tax (taxe professionnelle) and taxes based on employee salaries. The taxe professionnelle is charged by local French authorities to companies and takes into account the rental value of the company’s premises and the value of its fixed assets. Taxes other than income tax remained unchanged from the financial year ended March 31, 2005 at €228 million.

Depreciation and Amortization

Depreciation and amortization charges increased to €1.76 billion for the financial year ended March 31, 2006 from €1.6 billion for the financial year ended March 31, 2005 on a pro forma basis.

Charges to operating provisions amounted to €109 million for the financial year ended March 31, 2006 compared to €32 million for the previous financial year on a pro forma basis. This increase is principally a result of the write-back of a provision during the financial year ended March 31, 2005.

Current Operating Income

Current operating income for the financial year ended March 31, 2006 increased 69.3% to €936 million from €553 million for the financial year ended March 31, 2005 on a pro forma basis. Current operating income represented 4.4% of Air France-KLM’s total operating revenues.

Sales of Aircraft Equipment

Air France-KLM recorded a slight gain on aircraft disposals, net of €2 million for the year ended March 31, 2006 compared to a gain of €19 million during the financial year ended March 31, 2005 on a pro forma basis.

Negative Goodwill

Negative goodwill amounted to €5 million for the financial year ended March 31, 2006, compared to €1,354 million for the prior financial year on a pro forma basis resulting from KLM’s business combination.

Other Non-Current Income and Expenses

Other non-current expenses amounted to €512 million for the financial year ended March 31, 2006, compared to €5million for the prior financial year on a pro forma basis. Other non-current expenses for the financial year ended March 31, 2006 corresponded mainly to the Amadeus transaction.

Income from Operating Activities

General

Income from operating activities for the financial year ended March 31, 2006 amounted to €1.46 billion, including the capital gain of €504million relating to the public exchange offer for Amadeus shares made by WAM in July 2005. Income from operating activities for the financial year ended March 31, 2005 was €1.9 billion on a pro forma basis, including, the reversal of €1.35 billion of negative goodwill resulting from the acquisition of KLM.

By Activity

For the financial year ended March 31, 2006, recurring operating income from passenger activity increased 78.7% on a pro forma basis, rising to €686 million, compared to €384 million for the prior financial year.

Recurring operating income from cargo activities increased as well, rising to €166 million from €140 million for the financial year ended March 31, 2005 on a pro forma basis. Income from current operations for maintenance increased for the financial year ended March 31, 2006, increasing to €54 million from €25 million for the prior period on a pro forma basis.

The following is a table showing a breakdown of operating revenues, income from current operations and tangible fixed assets by activity for the years ended March 31, 2006 and 2005 (on a pro forma and actual basis):

	Year ended March 31,
	2006			2005 Pro forma			2005 Actual
	Operating revenues	Income from current operations	Tangible fixed assets	Operating revenues	Income from current operations	Tangible fixed assets	Operating revenues	Income from current operations	Tangible fixed assets
	(in € millions)
Passenger	16,942	686	9,526	15,379	384	8,908	15,033	382	8,908
Cargo	2,882	166	1,135	2,576	140	1,023	2,494	138	1,023
Maintenance	896	54	1,376	799	25	1,331	777	26	1,331
Other	728	30	643	713	4	849	674	4	849

Total	21,448	936	12,680	19,467	553	12,111	18,978	550	12,111

Restructuring Costs

Restructuring costs for the financial year ended March 31, 2006 amounted to €1 million, compared to €21 million for the previous financial year on a pro forma basis.

During the financial year ended March 31, 2005, KLM decided to outsource to third parties part of its traffic registration, interline registration and sales control activities, as well as its maintenance activities with respect to the KLM regional Fokker fleet. Additionally, KLM decided to choose the Schiphol hub as a base for their operations in Great Britain, requiring part of the operation of KLM’s subsidiary KLM Cityhopper to be relocated to the Netherlands. KLM accordingly accounted for a restructuring provision of €11 million. Restructuring charges for the financial year ended March 31, 2005 also included a restructuring project to improve Servair’s performance.

Gain on Amadeus GTD Transaction

During the financial year ended March 31, 2005, Air France and the other air carrier shareholders of Amadeus GTD initiated discussions with private equity investment funds to launch, through a newly incorporated company, Wam Acquisition S.A., in which they would be shareholders, a tender offer for Amadeus GTD at a price of €7.35 per share. This leveraged buy-out allowed Air France to realize its potential capital gain, while remaining an Amadeus GTD shareholder through Wam. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled €504 million.

Net Cost of Financial Debt

Net cost of financial debt amounted to €224 million for the financial year ended March 31, 2006, a decrease of 2.2% from the €229 recorded during the previous financial year on a pro forma basis, which included a non-recurring financial gain of €38 million linked to the unwinding of two financing transactions. Net interest expense amounted to €392 million for the financial year ended March 31, 2006, an increase of 10.1% on a pro forma basis from the €356 million recorded during the previous financial year due to the higher interest rates applicable over the period (4.29% for the year ended March 31, 2006 compared to 3.80% for the year ended March 31, 2005). Foreign exchange losses for the financial year ended March 31, 2006 include an unrealized net loss of €13 million, compared to a net loss of €4 million for the year ended March 31, 2005 on a pro forma basis. Additionally, for the financial year ended March 31, 2006, we recognized a financial loss in other financial income of €31 million. Other financial income also included a provision for Alitalia shares.

Income Before Tax

Income before tax amounted to €1,200 million for the financial year ended March 31, 2006, a decrease of 29.1% from €1,692 million for the financial year ended March 31, 2005 on a pro forma basis.

Income Tax

For the financial year ended March 31, 2006, we had a total tax charge of €256 million, compared to a tax charge of €133 million for the previous period on a pro forma basis, of which €135 million related to tax paid on the Amadeus capital gain.

Share of Profit (Losses) of Associates

The share of profit (losses) of associates for the financial year ended March 31, 2006 represented a negative contribution of €23 million, compared with a €73 million positive contribution for the financial year ended March 31, 2005 on a pro forma basis. This decrease was partly due to the asset impairment test of Martinair, 50% owned by the KLM group, which led to an asset write-down of €59 million during the financial year ended March 31, 2006 and partly due to the sale of Amadeus in July 2005.

Net Income for the Period, Group Share

Net income for the financial year ended March 31, 2006 decreased 46.4%, to €913 million from €1,704 million for the financial year ended March 31, 2005 on a pro forma basis.

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

As of March 31, 2006, we held €2,946 million in cash and cash equivalents. In addition, Air France’s external sources of funding include a €1 billion syndicated credit facility established in August 2001 and renewed and increased in April 2005 to €1.2 billion for a period of five years with an option to extend to seven years. This facility was extended to six years during the financial year ended March 31, 2006 and, as of the date of this annual report is undrawn. Air France also has a medium-term credit line in the amount of €45 million, of which €33 million was drawn as at March 31, 2006, with maturity dates between April 2006 and October 2006. Air France has additionally €4,866 million in capital leases, other bank loan facilities and bonds. On April 19, 2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1, 2020 convertible into and/or exchangeable for new and/or existing shares of Air France-KLM. Air France may have to repay the bonds on April 1, 2012 or on April 1, 2016 if the bondholders exercise their put options. As of March 31, 2006, €125 million of Air France’s debt was subject to financial covenants, which are limited to coverage of interest expense (adjusted with the operating leases rental expenses) and the ratio of unencumbered assets to unsecured debt. Air France’s €1.2 billion undrawn syndicated credit facility noted above also contains these financial covenants. Other than as described above, there are no unusual provisions, including, without limitation, those relating to changes in credit rating or ratings outlook (or the inability to achieve changes), in any of our debt, lease or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity or the creation of additional financial obligations to any material extent.

KLM’s external sources of liquidity consist of its five-year €540 million credit facility entered into in August 2005, mortgages secured by aircraft and non-fleet assets, and sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2006, €500 million was outstanding under KLM’s commercial paper program. Currently there are no unusual provisions in any of KLM’s financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent.

We believe that it would be possible to increase liquidity, if necessary, by entering into additional sale and lease-back transactions with respect to unencumbered fully-owned aircraft and additional bank facilities.

Cash Flows

Net Cash Flows from Operating Activities

For the financial year ended March 31, 2006, net cash flows from operating activities were €2,656 million. For the financial year ended March 31, 2005, net cash flows from operating activities were €2,054 million on a pro forma basis. The increase in cash flows from operating activities resulted from the strong level of activity within each of our business segments over the financial year.

Net Cash Used in Investing Activities

Net cash flows used in investing activities for the financial year ended March 31, 2006 amounted to €1,807 million. For the financial year ended March 31, 2005, net cash flows used in investing activities were €1,222 million on a pro forma basis. This increase was principally due to purchases of tangible and intangible fixed assets, mainly aircraft.

Net Cash Flows from Financing Activities

Net cash flows from financing activities amounted to €208 million for the financial year ended March 31, 2006. For the financial year ended March 31, 2005, net cash flows from financing activities amounted to a net inflow of €53 million. This increase was principally as a result of an issuance of long-term debt of €552 million and an increase in repayments on financial debt of €434 million. Other repayment of debt amounted to €523 million for the financial year. New debt amounted to €1,410 million.

Capital Expenditure

Air France-KLM’s total capital expenditures on tangible and intangible fixed assets amounted to €2,544 million for the financial year ended March 31, 2006. For the financial year ended March 31, 2005, total capital expenditures amounted to €2,131 million on a pro forma basis. Capital expenditures for the financial years ended March 31, 2006 and 2005 principally involved aircraft purchases.

Acquisitions of aircraft and flight equipment in the year ended March 31, 2006 included three Airbus A318s, two Airbus A319-ERs, to the Air France medium haul fleet, four Boeing B777-300ERs and two Airbus A330-200s to the Air France long-haul fleet, one CRJ700 and three Fokker 100s for the Air France regional fleet, one Boeing B737-700 for the KLM medium-haul fleet, one Boeing B777-200ER and three Airbus A330-200ERs for the KLM long-haul fleet and three Fokker 100s for the KLM regional fleet. See “Item 4: Information on the Company—Business of Air France-KLM—The Fleet”.

Air France-KLM funds its capital expenditures through cash flows from the operations, debt, capital leases, and proceeds from the sale of subsidiaries and from the sale of aircraft. Air France-KLM’s commitments for capital expenditures are principally to purchase aircraft under aircraft acquisition agreements. As of March 31, 2006, Air France-KLM’s commitments relating to the purchase of aircraft (in terms of firm orders) were €3,488 million. As of March 31, 2005, Air France’s-KLM commitments relating to the purchase of aircraft (in terms of firm orders) were €2,962 million on a pro forma basis. These commitments are denominated in dollars and are converted into euro at the close of each relevant financial year.

Capital Resources

The following table presents the amounts of short-term and long-term debt and capital lease obligations for Air France-KLM at March 31, 2006 and at March 31, 2005 on a pro forma basis:

	At March 31,
	2006	2005
	(in € millions)
Perpetual subordinated loan securities (TDI)	638	571
Bonds	382	—
Capital lease obligations	5,431	4,482
Other long-term loans	2,528	2,873
Accrued interest not yet due	107	79
Bond redemption premium	—	—
Long-term debt and capital leases(1)	9,086	8,005
Borrowings with short-term original maturities
Commercial paper	—	—
Short-term bank finance facilities and similar facilities	102	263
Short-term debt	102	263

Total short- and long-term debt and capital leases	9,188	8,268

Note:
(1)	Includes long-term debt maturing in less than one year (€1,260 million at March 31, 2006 and €1,056 million at March 31, 2005).

Air France-KLM had commitments relating to mortgaged or secured assets (which relate principally to aircraft mortgages) totaling €7,572 million as of March 31, 2006 and €7,593 million as of March 31, 2005.

Air France-KLM’s long-term debt and capital lease obligations include obligations with fixed and variable exchange rates. As of March 31, 2006, 35.3% of such obligations had variable rates after hedging, compared to 40.0% as of March 31, 2005.

In order to meet its financing needs, Air France and KLM incurred additional indebtedness of €1,410 million for the year ended March 31, 2006, compared to €858 million for the prior period on a pro forma basis. During the financial year ended March 31, 2006, Air France-KLM reimbursed €1,103 million of indebtedness.

The following table shows a breakdown by currency of long-term debt and capital leases taking into account the effects of derivative financial instruments for Air France-KLM at March 31, 2006 and at March 31, 2005:

	At March 31,
	2006	2005
	(in € millions)
Euro (EUR)	7,938	7,629
U.S. dollar (USD)	792	890
Swiss franc (CHF)	274	281
Japanese yen (JPY)	22	29
Pound Sterling	59	100
Other currencies	1	4

Total	9,086	8,933

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of net debt to short- and long-term debt and capital leases for the financial years ended March 31, 2006 and 2005. Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt and capital leases less deposits on flight equipment under capital lease, cash and cash equivalents and marketable securities with a maturity over three months. We have also provided below a ratio of net debt to stockholders’ equity and minority interests.

We believe that our net debt and ratio of net debt to stockholders’ equity and minority interests are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under IFRS or U.S. GAAP and thus should be evaluated together with other financial ratios calculated in accordance with IFRS or U.S. GAAP and the various components of short- and long-term debt and capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies. The following table shows a breakdown of net debt and stockholders’ equity and minority interests of Air France-KLM at March 31, 2006 and at March 31, 2005:

	At March 31,
	2006	2005
	(in € millions)
Short- and long-term debt and capital leases	9,188	9,195
Deposits on flight equipment under capital leases	(943)	(928)
Cash and cash equivalents	(2,946)	(2,047)
Marketable securities with a maturity over three months	(865)	(578)

Net debt	4,434	5,642
Stockholders’ equity and minority interests	7,853	6,020

Net debt/stockholders’ equity and minority interests	0.56	0.94

Off-Balance Sheet Arrangements

During the financial year ended March 31, 2006, Air France-KLM’s warranties, sureties and guarantees corresponded primarily to the guarantee of a maximum of €21.5 million given by Air France-KLM to Amadeus GTD in connection with the sale of Amadeus France SNC. For further information on this sale, see note 4.2 to our consolidated financial statements.

In addition, Air France-KLM has certain operating leases, primarily for aircraft, with total future lease payments of €3,983 million as of March 31, 2006. Entering into aircraft operating leases allows Air France-KLM to obtain aircraft without immediate cash outflows for the purchase of aircraft.

Contractual Commitments Tables

The following table sets out Air France-KLM’s contractual commitments and payments due by period at March 31, 2006:

	Payment due by period
Contractual	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in € millions)
Long-term debt obligations	9,086	1,260	1,081	883	749	763	4,350
Of which aircraft capital leases	5,072	733	760	443	527	530	2,079
Of which buildings capital leases	359	30	27	28	29	29	216
Operating leases	3,983	751	682	547	433	365	1,205
Other purchase commitments	187	187	—	—	—	—	—
Flight equipment orders	3,488	989	951	731	545	137	135
Estimated interest payments	2,021	377	325	281	245	211	582
Estimated receipts under interest rate swap agreements	(76)	(14)	(12)	(11)	(9)	(8)	(22)
Planned funding of pension and other post-retirement benefit obligation	4,976	371	395	431	459	495	2,825

Total	23,665	3,921	3,422	2,862	2,422	1,963	9,075

In addition to through our operating cash flows and cash balances as of March 31, 2006, we may finance our contractual commitments, including principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as we did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS as adopted by the European Comission for use in the European Union, which differs in certain significant aspects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP as they relate to us are discussed in Note 41 to our consolidated financial statements. Note 41.1 to our consolidated financial statements contains a reconciliation of net income and stockholders’ equity under IFRS to net income and stockholders’ equity under U.S. GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied U.S. GAAP instead of IFRS. Differences in net income and stockholders’ equity under IFRS and U.S. GAAP primarily result from the accounting of KLM negative goodwill, goodwill amortization, differences in the determination of the value of the fleet (as a result of the use of fair market value as deemed cost under IFRS), stock-based compensation, accounting for leases (including sale-leaseback transactions), accounting for maintenance, restitution costs and derivative instruments and hedging activities. Further information on such differences and adjustments is set forth in the notes to our consolidated financial statements mentioned above.

Net income under U.S. GAAP increased to €1,004 million for the financial year ended March 31, 2006 from €755 million for the previous period. This corresponds to a 33% increase in net income under U.S. GAAP as compared to a 46.6% decrease in net income under IFRS. This difference in trend is primarily related to the difference in accounting for negative goodwill and to derivative instruments and hedging activities accounting, which differ under IFRS and U.S. GAAP.

Under IFRS, negative goodwill is directly recorded in the income statement as set forth in Note 4 to our consolidated financial statements. Under U.S. GAAP, the acquiring enterprise must reduce proportionately the fair value of the acquired assets against the amount of negative goodwill. However, the purchase price allocated to certain assets such as prepaid pension assets and financial assets (excluding investments in equity investees) are not reduced as they are viewed as having a more reliably determinable fair value.

The U.S. GAAP adjustment for derivative instruments and hedging activities resulted in a gain of €16 million for the financial year ended March 31, 2006 as compared to a gain of €688 million for the previous period. The differences between IFRS and U.S. GAAP are described in Note 41.1 to our consolidated financial statements.

Exemptions from IFRS

Business combinations

We elected not to apply IFRS 3 (Business Combinations) retrospectively for all business combinations that occurred before the date of transition (April 1, 2004) which are primarily related to the acquisitions of UTA and Air Inter in 1990 and Regional Airlines, Britair and Cityjet in 2000.

If we had restated past business combinations to comply with IFRS 3, the Company would have not amortized the goodwill from the date of the business combination. As a result, at the date of transition to IFRS, goodwill and stockholders’ equity would have been increased.

Employee benefits

We elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS (April 1, 2004) for all employee benefit plans, even if we elected to use the “corridor” approach for actuarial gains and losses arising beginning April 1, 2004 in our IFRS consolidated financial statements. Under the “corridor” approach, actuarial gains and losses were amortized over the average remaining working lives of employees participating in the plan when they exceeded the larger of the following two values: (i) 10% of the discounted value of the obligation of the benefits, (ii) 10% of the fair value of any plan assets. Taking into account that in the long term actuarial gains and losses may offset one another, the applicable IAS standard permits an entity to leave some actuarial gains and losses within a range (or “corridor”) around the best estimate of post-employment benefit obligations unrecognized.

The impact of this election on the stockholders’ equity at the date of transition to IFRS, as indicated in the Note “Transition from French Accounting Standards to IFRS” of our consolidated financial statements, was negative in an amount of approximately €20 million.

Had we not used such exemption, the IFRS accounting treatment would have been comparable to that of French GAAP applied as of March 31, 2005.

Cumulative translation differences

We elected the exemption related to cumulative translation differences. As indicated in IFRS 1 paragraph 22, if a first-time adopter uses this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS, and the gain or loss on a subsequent disposal of any foreign operations shall exclude translation differences that arose before the date of transition to IFRS and shall include later translation differences.

This exemption had no impact on stockholders’ equity at the date of transition to IFRS and no material impact on net income for the fiscal year ended March 31, 2006 as no material disposals of foreign operations were accounted for during the fiscal year ended March 31, 2006.

Property, plant and equipment fair value adjustment

We elected to fair value measure certain of our aircraft at the transition date to IFRS (April 1, 2004) and to use such fair value as the deemed cost of the fleet. The impact of this election on the stockholders’ equity at the date of transition to IFRS, as indicated in the Note “Transition from French Accounting Standards to IFRS” of our consolidated financial statements, was negative in an amount of approximately €740 million before tax.

We did not elect any other exemption from IFRS.

New Accounting Pronouncements under U.S. GAAP

Accounting for Purchases and Sales of Inventory with the Same Counterparty – EITF Issue N° 04-13

In September 2005, the EITF issued EITF Issue N° 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after April 1, 2006. The application of EITF 04-13 is not expected to have a significant impact on our financial position or results of operations under U.S. GAAP.

Share-based payment—FASB Statement No. 123 (Revised 2004)

SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123 (R) is effective for us as of April 1, 2006 as we have not elected early adoption of the standard.

Upon adoption of SFAS 123(R), companies are allowed to select alternative transition methods, each of which has different financial reporting implications. We have not chosen which transition method we will use yet.

We do not expect this standard will have a material impact on our financial position and results of operations.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with non-employees, the transition from non-public to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

We do not expect this pronouncement will have a material impact on our consolidated financial statements as reconciled to U.S. GAAP.

Exchanges on non-monetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied for non monetary asset exchanges occurring after April 1, 2006. We do not expect that the adoption of this statement will have a material impact on our financial position or results of operations.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

SFAS No. 154 carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

We believe that the initial application of the provisions of SFAS. No. 154 will not have a material impact on our financial position, cash flows or results of operations.

FSP No. APB 18-1—Accounting by an Investor for its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence

In July 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The FSP states that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective for the Company as of the period beginning April 1, 2006. Upon adoption of this FSP, any amount of an investee’s equity adjustments for OCI recorded in the shareholders’ equity of the investor, relating to an investment for which the reporting entity no longer has an ability to exercise significant influence, should be offset against the carrying value of the investment. The amount that is offset should not include any items of accumulated OCI, relating to unrealized gains and losses recorded in accordance with Statement 115, that are recorded by an investor for an investment that is accounted for as an available-for-sale security in accordance with Statement 115 upon adoption of this FSP. If comparative financial statements are provided for earlier periods, those financial statements shall be retrospectively adjusted to reflect application of the provisions of this FSP.

We are currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position and cash flows.

EITF 05-5—Accounting for Early Retirement or Post-Employment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)

In June 2005, the Emerging Issues Task Force reached a final consensus on issue No. 05-5, Accounting for Early Retirement or Post-Employment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. Although established by law, the actual arrangement between employers and employees is negotiated. Although this Issue addresses specific features in ATZ arrangements, the consensus reached in the Issue may apply to other types of arrangements with the same or similar terms.

EITF 05-5 is effective for us for the period beginning April 1, 2006. We are currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position and cash flows.

FSP No. SFAS 115-1 and No. SFAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

FSP SFAS 115-1 is effective for us for the period beginning April 1, 2006. We are currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position and cash flows.

FAS 155: Accounting for Certain Hybrid Financial Instruments an Amendment of FASB Statements No. 133 and 140

In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155 Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 permits fair value remeasurement of any financial instrument that contains an embedded derivative that otherwise would require split treatment. Additionally it establishes a requirement to evaluate interests in securitized financial investments to identify free-standing derivatives or those containing embedded derivatives. It also allows special-purpose entities to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 intends that similar financial assets are accounted for similarly regardless of the form of the instrument.

SFAS 155 is effective for accounting years beginning after September 15, 2006.

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

Board of Directors

As at March 31, 2006, our board of Directors consisted of 16 members:

•	11 directors appointed by the general shareholders’ meeting;

•	two representatives of the employee shareholders appointed by the general shareholders’ meeting; and

•	three representatives of the French State appointed by ministerial order.

During the financial year ended March 31, 2006, the board of directors appointed two new directors, Frits Bolkestein and Didier Le Chaton. Mr. Bolkestein was recommended by the Dutch government, in line with the agreements of October 2003 in connection with the business combination of Air France and KLM, to succeed Mr. Duisenberg, who died in July 2005. Mr. Le Chaton replaced Mr. Paris, who resigned as a director representing flight deck crew employees on July 12, 2005. To avoid leaving the flight deck employees un-represented until the next general shareholders’ meeting of July 12, 2006, our board of directors appointed Mr. Le Chaton who received the majority vote in the written consultation pursuant to article 17 of our bylaws and the provisions of French law of April 9, 2003 with regard to the designation of directors representing employee shareholders. Pursuant to such legal and statutory provisions, the general shareholders’ meeting of July 12, 2006 must elect the board representative for flight deck crew employees from those candidates having obtained more than 5% of votes cast during the written consultation.

Directors are appointed for six-year terms.

The table below shows the composition of our board of directors as of the date of this annual report:

Name	Date of Initial Appointment	Term Expires
Members Appointed by General Shareholders’ Meeting

Jean-Cyril Spinetta Chairman of the board and chief executive officer	September 23, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Leo van Wijk Vice chairman of the board of directors and chairman of the management board and chief executive officer of KLM	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Patricia Barbizet CEO and director of Artémis	January 3, 2003	General Meeting approving the accounts for the financial year ending March 31,2010

Frits Bolkestein(1) Member of the supervisory board of Nederlandsche Bank	November 22, 2005	General Meeting approving the accounts for the financial year ending March 31, 2011
Giancarlo Cimoli Chairman and deputy director of Alitalia	July 19, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-François Dehecq Chairman and CEO of sanofi-aventis	January 25, 1995	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-Marc Espalioux Director of Veolia Environment	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre-Henri Gourgeon Deputy chief executive officer of Air France-KLM	January 20, 2005	General Meeting approving the accounts for the financial year ending March 31, 2011

Cornelius J.A. van Lede President of the board of directors of INSEAD	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Floris Maljers Chairman of the board of directors of the Rotterdam School of Management	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre Richard CEO and chairman of the management board of Dexia (administrateur délégué)	October 20, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders

Didier Le Chaton(1) Executive appointed to represent flight deck crew employee shareholders	January 26, 2006	General Meeting approving the accounts for the financial year ending March 31, 2010

Christian Magne Executive appointed to represent ground staff and cabin crew employee shareholders	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Name	Date of Initial Appointment	Term Expires

Members Appointed to Represent the French State

Pierre-Mathieu Duhamel Director of the budget, Ministry of Economy, Finance and Industry	January 15, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Jean-Louis Girodolle Deputy director of treasury, Ministry of Economy, Finance and Industry	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Claude Gressier President of the Department of Economic Affairs, Counsel General for Public Works	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Note:

(1)	As ratified by the general shareholders’ meeting of July 12, 2006.

The secretary of Air France-KLM is Jean-Marc Bardy, general counsel of Air France.

During the financial year ended March 31, 2006, the Air France-KLM board of directors held seven meetings with an average attendance rate of 74.2% (80.7% during the financial year ended March 31, 2005). Matters dealt with at the meetings included the review and approval of the interim and final corporate and consolidated financial statements and presentation of the financial statements under IFRS and US GAAP, budget forecasts, development of the long-haul and cargo fleets, remuneration of corporate officers, group policy on information systems, relations with Aéroports de Paris and regulated agreements and subdelegation given to the chairman and chief executive officer for the issuance of Air France-KLM shares arising from the conversion of bonds (issued by Air France) and the option to convert and/or exchange into new or existing Air France-KLM new shares.

The following is a brief biography of each of the members of our board of directors:

Members Appointed by the General Shareholders’ Meeting

Jean-Cyril Spinetta was named chairman of the board of directors and chief executive officer on October 22, 1997. Prior to joining Air France, Mr. Spinetta was with the French Ministry of Education, charged with evaluating employment opportunities in the French educational system. In 1996, Mr. Spinetta was a member of the cabinet of the European Commissioner for Science, Research and Education, and later that year he joined the Inspector’s Office in the French Ministry of Education. In 1994 and 1995, Mr. Spinetta held various positions in the French government, including chargé de mission to the President of the French Republic. From 1990 to 1994, Mr. Spinetta was chairman and chief executive officer of Air France Europe, then known as Air Inter. In addition to his position as chairman of the board and chief executive officer of Air France-KLM, Mr. Spinetta is also chairman and chief executive officer of Air France, a member of the board of directors of Alitalia, Saint-Gobain and Unilever, and the permanent representative of Air France on the board of directors of Le Monde Entreprises. Mr. Spinetta is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Leo van Wijk was elected to the Air France-KLM board of directors in 2004. In addition to being vice chairman of the Air France-KLM board of directors, Mr. van Wijk is chairman of the management board of KLM. He is also a member of the board of directors of Northwest Airlines, a member of the advisory board of ABN AMRO Holding and a member of the supervisory boards of Martinair, Aegon N.V., Randstad Holding N.V. and Kennemer Gasthuis. He holds a masters degree in economics.

Patricia Barbizet was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Ms. Barbizet has been chief executive officer and a member of the board of directors of Artemis SA since 1992, as well as chief executive officer of Financière Pinault since 2000. She is also a member of the board of directors of Christie’s International, FNAC, Bouygues, TF1 and vice chairman of the board of directors of Pinault-Printemps-Redoute. She is a graduate of the Ecole Supérieure de Commerce de Paris.

Frits Bolkestein was elected to the Air France-KLM board of directors in 2005. In addition to being a member of the Air France-KLM board of directors, Mr. Bolkestein is a member of the supervisory board of Nederlandsche Bank. Mr. Bolkestein was also a member of the European Parliament from 1999 to 2004.

Giancarlo Cimoli was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Cimoli is chairman and deputy director of Alitalia and a director of Enia S.p.A. and EnerTAD S.p.A. He is a graduate of the Polytechnic Institute of Milan.

Jean-François Dehecq was elected to the Air France board of directors in 1995. In addition to being a member of the Air France-KLM board of directors, Mr. Dehecq is chairman and chief executive officer of

Sanofi-Aventis. He is also chairman and director of Sanofi-Synthelabo, Daiichi Pharmaceuticals Co. and a director of Société Financière des Laboratoires de Cosmétologie Yves Rocher. He is a graduate of the Ecole Nationale des Arts et Métiers.

Jean-Marc Espalioux was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Espalioux is Director of Veolia Environment and a non-voting director on the supervisory board of the Caisse Nationale des Caisses d’Epargne. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Pierre-Henri Gourgeon was named chief operating officer of Air France on April 2, 1998, deputy chief executive officer of Air France-KLM on May 17, 2004 and deputy chief executive officer of Air France on September 15, 2004. Mr. Gourgeon had been executive vice president—development and international affairs for Air France since December 1997. From March 1996 to November 1997, he served as chairman and chief executive officer of Amadeus France/Estérel, and he has been on the board of Amadeus Global Travel Distribution since 1996. From 1993 to 1996, he served as chairman and chief executive officer of Servair and a number of its subsidiaries. From 1990 to 1993, Mr. Gourgeon was director general of the French Civil Aviation Authority. Prior to that time, he held various positions in the French government and French State-owned enterprises. Mr. Gourgeon is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure de l’Aéronautique and holds a master’s degree in science from the California Institute of Technology. In addition, Mr. Gourgeon is a member of the board of directors of Stéria, as well as the Air France-KLM representative on the board of directors of Air France.

Cornelius J.A. van Lede was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. van Lede is the chairman of the board of directors of INSEAD, as well as chairman of the supervisory board of Heineken, a member of the supervisory board of Akzo Nobel, Philips Electronics and Air Liquide, and a director of Reed Elsevier and Sara Lee Corp. Mr. van Lede was the former chairman of the board of Akzo Nobel.

Floris Maljers was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Maljers is chairman of the board of directors of the Rotterdam School of Management and of Roompot and Recreatie Group as well as a director of Rand Europe. Mr. Maljers is also the retired chairman and CEO of Unilever.

Pierre Richard was elected to the Air France board of directors in 1997. In addition to being a member of the Air France-KLM board of directors, Mr. Richard has been chairman of Dexia since 1999. He is also chairman of the supervisory board of Dexia Crédit Local, vice chairman of the board of directors of Dexia Banque Belgium and Dexia Banque Internationale Luxembourg and a member of the board of directors of Crédit du Nord, the European Investment Bank, Le Monde and Generali France. He is also vice chairman of the French Association of Banks and a member of the executive committee of the French Banking Federation. He is a graduate of the Ecole Polytechnique.

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders

Didier Le Chaton, a representative of the flight deck crew employee shareholders of the company, was elected to the Air France-KLM board of directors in 2006. In addition to being a member of the Air France-KLM board of directors, Mr. Le Chaton is a Boeing 747-400 captain. He is a graduate of the Ecole Nationale de l’Aviation Civile.

Christian Magne, a representative of the ground staff and cabin crew employee shareholders of the company, was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Magne is a finance executive of Air France-KLM.

Members Appointed to Represent the French State

Pierre-Mathieu Duhamel was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Mr. Duhamel is director of the budget in the French Ministry of Economy, Finance and Industry. He is also a member of the board of directors of France Telecom, EDF and SNCF. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Jean-Louis Girodolle was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Girodolle is a deputy director with the French Department of the Treasury. He is also a member of the board of directors of Renault, RATP, Autoroutes de France and Aéroports de Paris. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Claude Gressier was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Gressier is the president of the French Department of Economic Affairs and a member of the board of directors of Autoroutes de France. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Polytechnique and is qualified as a general public works engineer.

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

During the course of the financial year ended March 31, 2006, the audit committee was increased from five to six members. The current members of our audit committee are Pierre Richard as its chairman, Jean-François Dehecq, Jean-Louis Girodolle, Floris Maljers, Christian Magne and Didier Le Chaton. The meetings of the audit committee are also attended by the chief financial officer of Air France-KLM, the chief financial officer of KLM, the internal audit directors of each of Air France and KLM and the statutory auditors of Air France-KLM. The statutory auditors attended all meetings of the audit committee held during the financial year ended March 31, 2006. At the request of the chairman of the audit committee, the statutory auditors were able to consult with members of the committee without the presence of the Group’s senior management.

The audit committee reviews our interim and annual consolidated financial statements before they are submitted to our board of directors, and reviews the following:

•	the scope of consolidation;

•	the relevance and permanence of the accounting methods used to prepare our financial statements;

•	the principal estimates made by management;

•	the comments and recommendations of our statutory auditors and, if applicable, any significant adjustments resulting from audits;

•	with our executive management, the principal financial risks and off-balance sheet commitments; and

•	the program and results of internal audits conducted by each of Air France and KLM.

During the financial year ended March 31, 2006, the audit committee met five times with an attendance rate of 81.4% (81.7% during the financial year ended March 31, 2005). At these meetings, the audit committee reviewed the quarterly, half-year and annual financial statements prior to their presentation to the board of directors. It conducted a detailed examination of the statutory auditors’ report on the half-year and annual financial statements.

A special meeting was held during the financial year ended March 31, 2006 dedicated to reviewing the conversion of the financial statements to IFRS and the examination of the main entries impacted by the accounting differences resulting from their implementation. During the same meeting, the committee commented on the reconciliation the financial statements to U.S. GAAP.

During the financial year ended March 31, 2006, the committee focused on the implementation of internal control procedures, aimed at ensuring that Air France-KLM has the necessary control procedures to reasonably ensure that it is able to collate, process and report the information required to comply with the Sarbanes-Oxley Act and the French Financial Security Law.

Similar focus was placed on the implementation of the Air France-KLM internal audit procedures. In particular, the committee requested a presentation of the new organization of the Air France-KLM internal audit function, based on the realization of joint audits. The committee reviewed the principles governing currency and fuel hedging, risk management procedures within KLM and the implementation of a whistle-blowing provision. The audit committee additionally reviewed the internal audit conducted for the financial year ended March 31, 2006.

Strategy committee

The strategy committee is in charge of reviewing the strategic decisions concerning our activities, changes in the structure of our fleet or subsidiaries, the purchase or sale of aircraft-related or other assets, and the air sub-contracting and alliance policy.

The strategy committee is composed of seven board members. The current members of our strategy committee are Jean-Cyril Spinetta as its chairman, Patricia Barbizet, Pierre-Mathieu Duhamel, Leo van Wijk, Claude Gressier, Didier Le Chaton and Christian Magne. The meetings of the strategy committee are also attended by the deputy chief executive officer, the vice president—finance and the secretary of the board of directors of Air France-KLM.

The strategy committee did not meet during the financial year ended March 31, 2006 by special request of the directors that the Air France-KLM strategy, particularly with respect to passenger, cargo and maintenance businesses, be the subject of a special meeting of the board of directors. This meeting took place on January 26, 2006.

Remuneration committee

The remuneration committee is responsible for formulating proposals as to the level of and modifications to the chairman of the board of directors and chief executive officer’s compensation. The remuneration committee may also be called upon to give an opinion on compensation paid to senior executives as well as on any stock subscription or option plan policy.

The remuneration committee is composed of three board members. The current members of our remuneration committee are Jean-Marc Espalioux as its chairman, Cornelis van Lede and Pierre Richard. The remuneration committee met once during the financial year ended March 31, 2006 and the attendance rate of members at the committee meeting was 100% (100% for the financial year ended March 31, 2005).

Appointments committee

In connection with our privatization, the regulations regarding the nomination of directors and officers and the agreements entered into with KLM, we have an appointments committee composed of three board members. The current members of our appointments committee are Jean-Marc Espalioux as its chairman, Patricia Barbizet and Jean-François Dehecq.

The appointments committee proposes candidates to serve as members of the board of directors, which approves these recommendations and submits them for election to the general shareholders’ meeting of Air France-KLM. The appointments committee also proposes candidates to replace corporate officers, particularly in the event of unforeseen vacancies. The appointments committee also appoints the members of the strategic management committee after consulting with the chairman and chief executive officer of Air France for the members that represent Air France and with the KLM supervisory board for the members that represent KLM.

The appointments committee met once during the financial year ended March 31, 2006 and the attendance rate at the committee meeting was 100%. The appointments committee proposed to the board of directors, upon the recommendation of the Dutch State, the appointment of Frits Bolkestein as a director to replace Willem Duisenberg, who died in July 2005. Mr. Bolkestein was appointed to the board of directors on November 22, 2005.

Disclosure Committee

During the financial year ended March 31, 2006, we have created a disclosure committee within the meaning of the Sarbanes Oxley Act and SEC recommendations. The disclosure committee is comprised of managers from financial communication, internal control, accounting, management control, internal audit and legal affairs functions. The disclosure committee is supported, in addition, by those responsible for the principal activities of Air France and KLM, who participate whenever necessary in plenary meetings. The disclosure committee reports to the vice president in charge of Air France-KLM finance.

The disclosure committee assists the chairman and chief executive officer and the vice president in charge of Air France-KLM finance in their mission to ensure that Air France-KLM meets its information dissemination obligations to investors, the public and the competent regulatory and market authorities, notably the AMF in France, the AFM in the Netherlands and the SEC and the NYSE in the United States. Among other duties, the disclosure committee must:

•	organize the regular evaluation of the control procedures for information and internal control. These evaluations must be carried out at least once a year, with the annual evaluation required to take place at least 90 days prior to the publication of the annual report on Form 20-F;

•	review and approve the definitive version of draft reports, specifically the definitive version of the French reference document and the annual report on Form 20-F; and

•	ensure that the chairman and chief executive officer and the vice president in charge of finance receive all the information they require to issue the certification required by the Sarbanes Oxley Act.

During the financial year ended March 31, 2006, the disclosure committee met three times. One meeting was dedicated to the review of the annual report on Form 20-F. Two meetings were dedicated to the preparation of the French reference document for the financial year ended March 31, 2006.

Senior Management of Air France-KLM

The chairman is appointed by the board of directors and has full powers to manage Air France-KLM, except for certain limitations set out in the internal rules of the board. These rules stipulate that the chairman and chief executive officer, whose functions are not separate, must obtain prior approval from the board of directors to carry out the following operations, when the value thereof exceeds €150 million:

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

The deputy chief executive officer is appointed by the board to assist the chairman and chief executive officer. The deputy chief executive officer has extensive powers in economic, financial, commercial and employment matters, but must however submit agreements valued at more than €50 million for signature by the chairman and chief executive officer.

The deputy chief executive officer of Air France-KLM at the date of this report is Pierre-Henri Gourgeon.

Compensation of Directors and Officers

The general shareholders’ meeting held on June 24, 2004 approved the allocation of €12,000 as fixed compensation and €12,000 as variable compensation to be paid based on board of directors and general shareholders’ meeting attendance. This same meeting approved the allocation of compensation to the directors within a limit of €800,000. Members of our board of directors may also be reimbursed for travel expenses or expenses incurred on behalf of Air France-KLM. Members of the audit, strategy and compensation committees of Air France-KLM may receive a special financial compensation for their membership on such committees. For the financial year ending March 31, 2006, €10,000 has been paid to the chairman of our audit committee, €7,000 to the chairmen of all other committees, €6,000 to each member of our audit committee and €4,000 to each member of all other committees. The individual directors received the following compensation, directly or indirectly, for services in all capacities:

Directors	Directors’ fees paid by Air France-KLM
	(in €)
Jean-Cyril Spinetta	24,000
Leo van Wijk	24,000
Patricia Barbizet	26,500
Frits Bolkestein	7,500
Giancarlo Cimoli	13,500
Jean-François Dehecq	26,500
Pierre-Mathieu Duhamel	18,000	(1)
Willem F. Duisenberg(2)	10,500
Jean-Marc Espalioux	29,000
Jean-Louis Girodolle	28,500	(1)
Pierre-Henri Gourgeon	24,000
Claude Gressier	22,500	(1)
Didier Le Chaton	7,200
Cornelis J.A. van Lede	23,500
Christian Magne	30,000
Floris A. Maljers	27,000
Christian Paris(3)	12,000
Pierre Richard	35,000
Directors who left office during the financial year following changes in the board of directors	—

Total	389,200

Note:

(1)	Amount paid directly to the French Treasury.

(2)	Died in office in July 2005.

(3)	Resigned July 12, 2005.

Pursuant to our articles of association, the board of directors has authority to determine the compensation of our chairman, our chief executive officer and our deputy chief executive officer upon a proposal of the remuneration committee. Under an agreement approved by the board of directors on November 23, 2004, the compensation of the chairman and chief executive officer and the deputy chief executive officer of Air France-KLM is invoiced to Air France for the responsibilities that they undertake for Air France. For the financial year ended March 31, 2006, this amount represented 50% of the chairman and chief executive officer’s remuneration and 70% of the deputy chief executive officer’s remuneration.

The compensation for chairman and chief executive officer Jean-Cyril Spinetta, for the financial year ended March 31, 2006, consisted of:

•	a base annual compensation of €750,000; and

•	an objectives-based bonus of up to 60% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget.

The total compensation paid to Jean-Cyril Spinetta for the financial year ended March 31, 2006 was €966,720 (up from €741,000 for the financial year ended March 31, 2005), including a bonus of €330,000 for full achievement of objectives. Jean-Cyril Spinetta is a beneficiary of the pension plan set up in 2003 for 39 executives of Air France that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years of service, based his years of service. Mr. Spinetta will not receive a severance package if he leaves Air France-KLM.

The compensation for deputy chief executive officer Pierre-Henri Gourgeon for the financial year ended March 31, 2006, consisted of:

•	a base annual compensation of €550,000; and

•	an objectives-based bonus of up to 60% of the base compensation, with 50% linked to the achievement of new strategic objectives (market share increases, preservation of financial equilibrium) and 50% linked to the achievement of objectives relating to Air France-KLM’s results as set forth in the budget.

The total compensation paid to Pierre-Henri Gourgeon for the financial year ended March 31, 2006 was €666,600 (up from €510,824 for the financial year ending March 31, 2005), including a bonus of €185,000. Pierre-Henri Gourgeon is also a beneficiary of the pension plan set up in 2003 for 39 executives of Air France that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years of service, based on his years of service. Mr. Gourgeon will not receive a severance package if he leaves Air France-KLM.

Mr. Spinetta and Mr. Gourgeon have each participated in the offer to Air France employees to exchange salary for shares in Air France-KLM. In April 2005, Mr. Spinetta and Mr. Gourgeon subscribed for 65,240 and 44,769 shares respectively.

The compensation of the Chairman of the KLM management board is decided by the KLM supervisory board and is paid by KLM.

The total compensation paid to Leo van Wijk for the financial year ended March 31, 2006 was €1,095,814 (up from €976,209 for the financial year ending March 31, 2005), including a bonus of €429,731, for partial achievement of objectives. Mr. van Wijk also benefits from a pension plan managed in accordance with Dutch law. KLM contributed €177,000 to this plan for the financial year ended March 31, 2006. Additionally, Leo van Wijk may benefit from a severance package equal to his final salary plus an amount equal to the average of his bonuses for the prior three years if his contract is not renewed when it expires in January 2007.

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

Share Ownership

As of March 31, 2006, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares. The following table sets forth the share ownership, as of March 31, 2006, of the members of our board of directors, excluding shares held in the Fonds Commun de Placement d’Entreprise (the collective employee shareholding fund), of Air France-KLM shares:

Name	Number of shares held
Jean-Cyril Spinetta	65,240
Leo van Wijk	500
Patricia Barbizet	2,000
Frits Bolkestein	10
Giancarlo Cimoli	10
Jean-François Dehecq	523
Jean-Marc Espalioux	601
Pierre-Henri Gourgeon	45,688
Cornelis J. A. van Lede	1,000
Floris Maljers	500
Pierre Richard	401
Didier Le Chaton	7,421
Christian Magne	233

Total	124,127

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

Strategic management committee

Pursuant to the terms of the framework agreement, on May 6, 2004, Air France and KLM established a strategic management committee. The decision of the strategic management committee represents the common position of Air France and KLM with respect to all major strategic decisions relating to commercial, financial, technical and operational matters, including but not limited to:

•	strategy regarding our competitors, partners and public authorities;

•	strategic orientation with respect to network management, including hub development, significant changes in network structure, introduction of overlapping routes, agreements with other operators, sharing between KLM and Air France of traffic rights in the event of a decision to lift the national origin restrictions at the European level;

•	funding, debt issuances and significant investments in fleet, information systems and all other major projects;

•	significant financial investments and strategic airline partnerships or cooperation agreements and alliances;

•	mid-term planning and budgets to ensure compatibility with the strategy agreed by the strategic management committee;

•	appointments of key personnel in Air France and KLM to be selected from lists prepared by Air France and KLM, respectively;

•	inclusion of other airlines in Air France-KLM;

•	human resources policies covering multi-company issues;

•	any decision regarding the Dutch airline Martinair, of which KLM is a shareholder; and

•	any reserved or consultation matters (which are discussed below).

The framework agreement provides that operational subcommittees may be established under the supervision of the strategic management committee. Thus far the strategic management committee has established operational subcommittees, in the following areas: commercial, marketing agreements, sales and distribution, pricing and revenue management, network, cargo, engineering and maintenance, fleet, information technology, corporate purchasing, human resources/culture, communication, finance, hubs and grounds services, frequent flyer program, the regulatory environment, flight operations and brand and product.

The strategic management committee also mediates differences that may arise regarding the application of bilateral agreements or the management of entities that are owned or operated together by Air France and KLM.

The strategic management committee makes binding recommendations with respect to the matters above to the board of directors of Air France, the KLM management board and the KLM supervisory board. The chairman of the KLM management board, the chairman of the board of directors of Air France and any chairman, board member or key officer of the combined operating companies or their subsidiaries may not make or implement any major strategic decisions before the strategic management committee has been consulted and are required to implement any such decision in accordance with the binding recommendation of the committee. The strategic management committee makes its decisions by majority vote, except in respect of the following reserved matters, which require the unanimous consent of all committee members:

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

On all matters requiring a majority vote, the chairman of the strategic management committee has the deciding vote in the event of a tie, except that until May 6, 2007, the chairman is required to consult with the chairman of the KLM management board prior to exercising his deciding vote with respect to the following “consultation” matters:

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

The strategic management committee will remain in place until May 6, 2007, unless the chairman of the board of directors of Air France-KLM decides to maintain the committee or decides to create an equivalent body after that date. As of the date of this annual report, the strategic management committee consisted of the following eight members:

•	Jean-Cyril Spinetta, chairman of the board of directors and chief executive officer of Air France-KLM and Air France, as chairman;

•	Leo van Wijk, chairman of the KLM management board;

•	Pierre-Henri Gourgeon, deputy chief executive officer of Air France-KLM and chief operating officer of Air France;

•	Philippe Calavia, vice president—finance of Air France-KLM and chief financial officer of Air France;

•	Peter Hartman, member of the KLM management board and chief operating officer of KLM;

•	Bruno Matheu, senior vice president of marketing and network management of Air France;

•	Michael Wisbrun, executive vice president of KLM cargo; and

•	Cees van Woudenberg, director of control and internal audit of Air France-KLM.

The following is a brief biography of each of the members of the strategic management committee:

Jean-Cyril Spinetta. See “—Members Appointed by the General Shareholders’ Meeting” above.

Leo van Wijk. See “—Members Appointed by the General Shareholders’ Meeting” above.

Pierre-Henri Gourgeon. See “—Members Added by the Board of Directors and Ratified by the General Shareholders’ Meeting” above.

Philippe Calavia was named chief financial officer of Air France on August 14, 1998. Prior to joining Air France, from 1992 to 1998, Mr. Calavia was president and chief executive officer of several entities of the Natexis Group, including Natexis S.A. and Natexis Banque. Prior to that time, Mr. Calavia held various positions in the French government, including advisor to the former French Prime Minister, Laurent Fabius. He is a director of Amadeus GTD. Mr. Calavia is a graduate of the Ecole Nationale d’Administration.

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

Cees van Woudenberg is director of control and internal audit of Air France-KLM and was appointed to the KLM management board in 1997. He is also a member of the supervisory board of DSM N.V., Aalsmeer Flower Auction, Transavia Airlines B.V. and Mercurius Groep Wormerveer B.V., and a member of the Advisory Board of Deloitte & Touche Human Capital Group until March 2004. Mr. van Woudenberg is a graduate in law of the University of Leiden.

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

Employees

Employees of Air France-KLM

As at the date of this annual report, Air France-KLM had no direct employees other than the chairman and chief executive officer and deputy chief executive officer. Pursuant to a service agreement entered into between Air France-KLM, Air France and KLM on September 15, 2004 and a decision of the president and chief executive officer of Air France-KLM on May 23, 2005, executives and staff of Air France and KLM serve in such capacities at Air France-KLM, such as in the functions of accounting, financial and treasury services, internal inspections and controls, legal and administrative, and office property services.

Each of Air France and KLM retains responsibility for managing its work force, based on applicable legislation in France and the Netherlands. However, a program has been instituted to promote a joint culture, for example, by an exchange of managers.

The weighted average number of employees for the financial year ended March 31, 2006, for Air France-KLM was 102,422, an increase of 0.3% over the previous financial year. The following table gives further details on the employees of Air France-KLM for the financial year ended March 31, 2006.

Air France-KLM
Ground staff	74,258
Managers	13,048
Supervisors	29,729
Agents	31,481
Cabin crew	20,294
Cockpit crew	7,870

Total	102,422

Board Representation

Employee representation on the Air France-KLM board of directors is governed by a provision of the French Civil Aviation Code (Code de l’aviation civile). As of the date of this annual report, the Air France-KLM board of directors comprises two representatives of the employee shareholders elected for a six-year term. These two representatives are appointed among the employee shareholders by the general shareholders’ meeting, including one appointed among the flight deck crew and one appointed among any of the other categories of personnel, provided that each of the flight deck crew and other categories holds at least 2% of Air France-KLM’s share capital. Christian Magne, the representative of the ground staff and cabin crew employee shareholders, was initially appointed by the general shareholders’ meeting held on September 14, 2001 and was reelected by the general shareholders’ meeting held on September 15, 2004. Didier Le Chaton, the representative of the flight deck employee shareholders, was appointed by our board of directors on January 26, 2006. Mr. Le Chaton’s position on the board of directors has been ratified by the general shareholders’ meeting of July 12, 2006.

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

Air France Employment Policy

During the financial year ended March 31, 2006, the total Air France workforce increased 0.8% largely due to the 1.6% increase in cabin crew employees. In 2005, Air France recruited 1,625 permanent employees in France. The number of part time employees stabilized at 18% of the total workforce, compared with 19% in 2004. In 2005, Air France spent €25 million on interim staff for airport services, handling, gardiennage, cleaning and certain IT developments.

Air France spent €200 million on training programs during the calendar year ended December 31, 2005, or 8.7% of the payroll, well in excess of French legal obligations. The rate of access to training for personnel reached 92%. The Air France training program was granted ISO 9001 certification in February 2006.

Labor Regulations

The status of Air France’s personnel is established by its board of directors and is subject to French ministerial approval after review by the relevant labor unions.

Prior to and for a transition period of up to two years after May 6, 2004, the date on which the French State ceased to hold a majority of Air France’s share capital, Air France was subject to a statutory regime applicable to its employees covering such matters as conditions of employment, hiring, promotion, dismissal, remuneration, discipline, transfers, unpaid leave, medical care, union rights and pensions. Air France’s employees are currently subject to collective bargaining agreements and general French labor law rather than a particular statutory regime. The principal effects of this change are:

•

previously, under the statutory regime, Air France employees were entitled to the same unemployment benefits as employees of the private sector, but with benefits paid by Air France and managed by UNEDIC, the French national unemployment insurance system. Following the end of the transition period, Air France is required to pay unemployment insurance premiums directly to UNEDIC, which now assumes responsibility for making payments to Air France employees who are laid off. This change has resulted in increased expenses of €150 million per year by Air France. In addition, in May 2004, Air France began paying an estimated €7 million per year in salary guarantee insurance (AGS), which protects employees in the event of an employer bankruptcy;

•	under the statutory regime, employees were required to give advance notice of work stoppages, while revolving strikes were prohibited. Currently, procedures for handling collective conflicts are not specified by law and are negotiated between trade unions and Air France;

•	the law of July 26, 1983 relating to the democratization of the public sector no longer applies to Air France following the privatization. As a result, Air France is no longer legally bound to negotiate the terms of exercise of union rights, although Air France expects that such negotiations will continue to take place; and

•	the 2003 Air Carrier Law provides for the possibility for early retirement by members of the cabin crew. This law has been supplemented by French Decree n° 2004-1427 of December 23, 2004 and modified by French Law n° 2004-734 of July 26, 2004, which provide for a new retirement age of 55.

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

In addition, the Central Workers’ Committee (Comité central d’entreprise), which Air France is required by law to consult on specified matters of significance, is composed of 20 members designated by the 20 branch workers’ committees and of which three represent flight personnel pursuant to the provisions of the French Civil Aviation Code.

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

All the significant French labor unions are represented within Air France, including professional union organizations for flight personnel. During the financial year ended March 31, 2006, Air France developed corporate collective bargaining agreements with union organizations designed to replace the Air France statutory regime. These agreements include a joint convention and three specific conventions for each personnel category—ground staff, cabin crew and cockpit crew. These agreements were signed by the union organizations representing the majority of the Air France personnel and came into effect on May 6, 2006. The agreements maintain all the rights and acquired benefits of employees. In addition, ground staff are now included in the collective bargaining agreements for air transport.

Air France has entered into three important multi-year agreements providing a framework for Air France’s partnership with its employees: the three to five year Flight Deck Crew Agreement entered into in May 2006, the two year Cabin Crew and Ground Staff Wages Agreement entered into in March 2006 and a three to five year Pilot Agreement entered into in May 2006. On March 8, 2004, Air France signed a 2004-2007 protocol for the exercise of union rights for all ground and flight employees.

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

Under this plan, the 10 beneficiaries of stock options who have exercised the largest number of options during the financial year ended March 31, 2006, represented options to acquire 50,299 shares of Air France-KLM.

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

Retirement

Ground Staff

In France, social charges and levies are based on the salaries paid and cover social security benefits and pension entitlements. Contributions are made both by the employer and the employee. Air France group employees, in relation to pensions, are covered by the general French social security pension system and supplemental mandatory systems.

Since January 1, 1993, Air France’s ground staff have been covered by supplemental pension plans (ARRCO and AGIRC) which are subject to French general law. Previously, ground staff participated in a pension plan created in 1951 that was exclusive to members of Air France’s ground staff (Caisse de Retraite du Personnel au Sol d’Air France or CRAF). On January 1, 1993, ground staff began participating in the ARRCO and AGIRC pension plans. A system of differentials was then put into place in order to guarantee the vested pension rights (up to December 31, 1992) of those already retired under the CRAF and the validation of pension rights for past services under the CRAF regime for those persons still working. This system of differentials was implemented pursuant to an inter-ministerial order of June 1, 1993. The CRAF pays the differential to the beneficiaries without reduction if the beneficiary elects retirement at age 60. The financing of the differential system, which is expected to end in 2060, is guaranteed by (i) the reserve fund of the CRAF (for 50% of the differential) and (ii) an undertaking by Air France (for 50% of the differential, and 100% once the CRAF no longer has any funds). At March 31, 2006, Air France recorded provisions of €292 million for estimated total CRAF pension commitments of €980 million, with a market value of plan assets of €666 million.

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

The major foreign employee benefit liabilities of Air France are located in the United States, where Air France currently has two overfunded defined benefit pension plans, in the United Kingdom, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund, and in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments. At March 31, 2006, Air France recorded provisions of €34 million for projected benefit obligations of €240 million, with a market value of plan assets of €188 million.

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

KLM Employment Policy

As of December 31, 2005 , KLM employed 30,118 people. Of the 30,118 employees, 41% are women and 36% are part-time employees.

In 2003, KLM initiated structural measures designed to increase productivity while cutting costs. Most structural changes have been realized during 2003 and 2004. Following these structural measures, permanent recruitment has increased in 2004 and 2005 to 609 and 1,066 new permanent employees, respectively. For 2005, these new employees included 613 ground staff, 341 cabin crew and 112 cockpit crew. The use of fixed term contracts is increasing in these categories with 300 for cabin crew and 415 for ground staff.

Under the terms of the collective labor agreements entered into with union organizations for the years 2005 to 2007, employee salaries have been increased 1% from August 2005. In July 2005, employees were paid a one-time payment of 4% of their July salary. In addition, a one-time bonus of €200 was distributed to all employees. In April 2006, the salaries of all employees were increased by a further 1%. In January 2007, salaries will be increased again by 0.75%.

In the context of the Air France-KLM combination, a job protection plan was signed with the unions. Under the terms of this agreement, the cooperation between KLM and Air France must not result in any lay-offs in the Netherlands for five years after the date of the combination, subject to the following conditions:

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

The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of Air France-KLM shares and voting rights as of June 30, 2006:

	Number of shares	Percentage of shares	Percentage of voting rights
French State	50,015,937	18.6%	18.9%
Current and former employees	37,138,448	13.8%	14.4%
Public	178,201,368	66.2%	66.7%
Treasury shares	4,027,765	1.5%	—%

Total	269,383,518	100.0%	100.0%

As of June 30, 2006, KLM held 1,439,690 of our public shares. As of June 30, 2006, to the best of our knowledge, there are no other shareholders, other than those listed above, whose beneficial ownership represents 5% or more of our capital or voting rights. In addition, to the best of our knowledge, as of June 30, 2006, other than the following entities, no individual or group of shareholders held, directly or indirectly, individually or in the aggregate, 0.5% or more of our share capital or voting rights: Alitalia, the French State, Barclays, the BNP PAM Group, CDC, Cie d’investissement de Paris, the Caisse Nationale des Caisses d’Epargne (CNCE), Credit Agricole Asset Management DNCA France, Richelieu Finance and Tocqueville Finance.

Shares Held in the United States

To the best of our knowledge, as of March 31, 2006, residents in the United States held 36,499,176 of our ordinary shares, including approximately 11,800,000 million ADSs, representing 13.6% of our share capital.

Significant Changes

Authorization to increase the capital

The extraordinary shareholders’ meeting of July 12, 2005 authorized the board of directors, for a period of 26 months from the date of the meeting, to issue shares and/or other securities giving immediate or future rights to the Air France-KLM capital as follows:

Nature of the operation	Maximum amount of issue	Balance available at March 31, 2006
Capital increase via the issue of shares or other securities giving rights to the capital with

preferential subscription rights	€500 million	€500 million

without preferential subscription rights	€500 million	€500 million

Capital increase through capitalization of reserves and/or additional paid-in capital	€500 million	€500 million

Nature of the operation	Maximum amount of issue	Balance available at March 31, 2006
Capital increase reserved for members of an employee saving scheme	3% of the capital at the time of the issue
Issue of securities giving the right to debt instruments without giving rise to a capital increase	€1 billion	€1 billion

Securities conferring entitlement to shares

In May 2004, 45,093,299 subscription warrants for new or existing shares were created to remunerate KLM shareholders. Three warrants give their holder the right to acquire to subscribe for two Air France-KLM shares at an exercise price of €20 per share between November 6, 2005 and November 6, 2007. As of March 31, 2006, 2,682 warrants had been exercised resulting in the purchase of 1,788 Air France-KLM shares and 45,090,617 warrants were still outstanding.

In April 2005, Air France issued 21,951,219 bonds convertible and/or exchangeable at any time into new and/or existing Air France-KLM shares, on the basis of one share per bond.

Authorization to buy back Air France-KLM’s own shares

The combined ordinary and extraordinary shareholders’ meeting of July 12, 2005 authorized the board of directors, for a period of 18 months, to trade its own shares pursuant to a buyback program approved by the AMF. The maximum purchase price was set at €25 per share and the minimum sale price at €8.5 per share. Air France-KLM agreed not to acquire more than 5% of its shares. The buyback program is aimed to stimulate trading activity in the secondary market or stock liquidity within the framework of the liquidity agreement signed with SG Securities (Rothschild & Cie Banque since May 2, 2006), the delivery of these shares to satisfy rights attached to securities, the allocation or sale of shares to our employees or directors and, finally, the retention and future allocation of these shares in an exchange or in payment for an acquisition.

As of March 31, 2006, the Air France-KLM group held 4,150,405 shares of Air France-KLM, or 1.5% of the capital. 4,129,358 shares were held by its subsidiaries to satisfy the exercise of the different stock option plans and 21,047 shares under the liquidity agreement. The book value of the Air France-KLM treasury stock amounted to €58 million at March 31, 2006.

During the financial year ended March 31, 2006 and pursuant to this buyback agreement and the previous agreement, the number of shares purchased amounted to 6,823,078 shares at an average price of €15.56 per share.

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

In addition, the board of directors of Air France-KLM authorized the conclusion of a license agreement, with Air France and KLM for the “AIR FRANCE KLM” brand.

Other Relationships

Various agencies of the French State are customers of Air France, but we do not view these agencies as a single customer and believe such business with such agencies is conducted under normal commercial terms.

In addition, as part of its normal business, Air France enters into transactions, which we believe to be at arm’s length, with state-owned and governmental entities such as the French Ministry of Defense and the French Civil Aviation Authority (Direction Générale de l’Aviation Civile, or DGAC).

Air France has various arrangements with the majority state-owned entity ADP, including, but not limited to, land and property rental arrangements and airport and passenger regulated fee arrangements. In addition, ADP collects landing airport taxes on behalf of the French State. Air France incurred total expenses in connection with these arrangements of €500 million and €446 million for the financial years ended March 31, 2006 and 2005, respectively.

Air France has also entered into arrangements with the French Ministry of Defense to maintain French military aircraft. Net revenues from these arrangements were €110 million and €139 million for the financial years ended March 31, 2006 and 2005, respectively.

As the French civil aviation regulator, the DGAC charges Air France fees for the use of installations and services operated by the French State, including radio communications and meteorological services. Air France incurred total expenses in connection with these installations and services of €98 million and €112 million for the financial years ended March 31, 2006 and 2005, respectively.

Item 8: FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report. Our financial year ends on March 31.

Legal Proceedings

See “Item 4. Information on the Company—Business of Air France-KLM” and Note 35 to the notes to our consolidated financial statements.

Dividend Policy

A dividend of €0.30 is expected to be paid to stockholders in respect of the financial year ended March 31, 2006. The previously existing tax credit mechanism (avoir fiscal) was repealed for dividends paid as from January 1, 2005 and replaced with a limited tax credit that may be claimed under certain circumstances by taxpayers. See “Item 10: Additional Information—Taxation-French Tax Considerations—French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends–Tax Credit”.

Dividends of €0.15, €0.05, (€0.075 including the tax credit), €0.06 (€0.09 including the tax credit) and €0.10 (€0.15 including the tax credit) were paid to stockholders in respect of the financial years ended March 31, 2005, 2004, 2003 and 2002, respectively. Future payments of dividends, if any, will depend on our operating results and our investment policy at that time.

Significant Change

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2006.

Item 9: THE OFFER AND LISTING

Market Information

General

The table below sets forth, for the periods indicated, the reported high and low sales prices per share for Air France-KLM shares on Euronext Paris and for Air France-KLM ADSs on the New York Stock Exchange:

	Euronext Paris price per share(1)		NYSE price per ADS(2)
	High	Low	High	Low
	(€)		($)
Year ended

March 31, 2002	22.58	8.70	—	—
March 31, 2003	20.77	7.09	—	—
March 31, 2004	17.77	8.17	—	—
March 31, 2005	15.33	11.28	19.81	14.26
March 31, 2006

Quarter ended

June 30, 2004	15.33	12.21	17.80	14.80
September 30, 2004	14.24	11.28	17.23	14.26
December 31, 2004	15.00	12.52	19.81	15.42
March 31, 2005	15.14	13.36	19.44	17.44
June 30, 2005	14.02	11.98	17.90	14.92
September 30, 2005	14.44	11.78	17.85	14.82
December 31, 2005	18.39	13.61	21.78	16.49
March 31, 2005	20.50	17.45	24.49	21.12

Month ended

December 31, 2005	18.39	15.79	21.78	18.71
January 31, 2006	19.00	17.45	22.98	21.12
February 28, 2006	20.50	18.37	24.49	22.27
March 31, 2006	19.93	19.07	24.08	22.79
April 30, 2006	20.22	17.81	24.62	22.08
May 31, 2006	18.78	16.38	23.98	21.20
June 30, 2006(3)	18.45	15.93	23.50	20.05

Notes:

(1)	Air France shares were first listed on Euronext Paris on February 22, 1999.
(2)	American Depositary Receipts representing Air France ADSs were first listed on the New York Stock Exchange on May 5, 2004.
(3)	On July 18, 2006, the closing price of Air France-KLM shares on Euronext Paris was €17.71 and the closing price of Air France-KLM ADSs on the New York Stock Exchange was $22.23.

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

Notice of Shareholders’ Meetings

French law requires that a preliminary notice of a general shareholders’ meeting (avis de réunion) be published in the Bulletin des Annonces Légales Obligatoires (BALO) at least 30 days before the date set for the meeting. The preliminary notice can first be sent to the Autorité des Marchés Financiers (AMF) with an indication of the date of its publication in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. Such preliminary notice must include, among other things, the agenda of the meeting, the draft resolutions that are proposed for voting by the shareholders, and information regarding voting by mail. Within 10 days of such publication, one or more shareholders holding a specified percentage of shares determined on the basis of a formula relating to capitalization and representing currently, in the aggregate, 0.5% of our share capital, or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights or our works council may propose additional resolutions on which votes are to be taken at such meeting. At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, a final notice (avis de convocation) must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the date of publication of the notice, and notice of the meeting must also be given by publication in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered, with prior notice to the AMF. Such notice must include, among other things, a description of the type, final agenda, place, date and time of the meeting.

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

Quorum and Majority

Under French law and our articles of association, the presence in person (or voting by mail, proxy, video conference or by any other means of telecommunication where the nature and conditions of use comply with regulatory provisions) of shareholders having not less than 20% (in the case of any ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premium) or 25% (in the case of any other extraordinary general meeting) of the shares entitled to vote is necessary for a quorum. If no quorum is present at a meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. When an extraordinary general meeting is reconvened, the presence in person or by proxy (including those voting at a distance) of shareholders having not less than 20% of the shares entitled to vote is required for a quorum (except when an increase in our share capital is proposed through incorporation of reserves, profits or share premium, in which case the quorum requirements are those applicable to ordinary general meetings). If such a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months, but no deliberation may take place without such a quorum.

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

Paying-up of Shares

Cash shares issued to increase our share capital must be paid-up, at the time of their subscription, in an amount at least equal to one quarter of their nominal value and in the full amount of their premium, if a premium is due. The difference will be called up, on one or more occasions and within 5 years of the date of the final accomplishment of the increase in share capital, by a resolution of the board of directors, which will determine the amount to be called up and the venue and date of the payments to be made. Shareholders will be notified of the capital call one month before the date set for each payment by means of an announcement placed in a publication authorized to carry legal notices and with a circulation including the location of our registered office, or by individually addressed registered letter. Any delay in payment of the amounts due will automatically lead, without requirement of formal notice, to the accrual of interest at the statutory rate plus 2% per annum, calculated daily with effect from the due date, without prejudice to personal actions at law which we may bring against the defaulting shareholder and to the enforcement measures available by law. Any shares on which payment due has not been made at the time of their subscription may be considered null and void eight days following the dispatch of notice by registered letter, where such notice has not elicited a satisfactory response.

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

Under French law, a company may not, directly or through an intermediary acting on his behalf, own more than 10% of its total capital or more than 10% of any class of its outstanding share capital. The shares repurchased by us must be held in registered form and be fully paid up. Such shares are deemed to be outstanding under French law, but are not entitled to dividends (these are carried forward to the next financial year as distributable profits) or voting rights and we may not itself exercise preferential subscription rights attached to them. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares; in the absence of such a decision, the rights attached to shares held by us must be either sold on Euronext Paris before the end of the subscription period or distributed to the other shareholders on a pro rata basis. A direct subsidiary held by more then 10% by a company is generally prohibited by French law from holding shares and, in the event it becomes a holder of shares, such subsidiary must transfer the shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary of a company may only acquire shares if such subsidiary demonstrates a business purpose for holding the shares, but in no event will it be entitled to vote such shares.

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

For transactions completed prior to and including December 31, 2005, a 1% registration duty (subject to a maximum duty of €3,049 per transfer) applies to certain transfers of shares in French companies. This duty increased to 1.1% (subject to a maximum duty of €4,000 per transfer) for transactions completed after January 1, 2006. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Compulsory Transfer of Shares

Pursuant to both French rulings and our articles of association, we are authorized to require that certain shareholders transfer all or part of their shares if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French nationals. French nationals, for purposes of our articles of association, are individuals with French nationality and legal entities or other entities and groups whose equity is not majority-held by, or effectively controlled by, non-French individuals or interests. The compulsory transfer procedure is intended to safeguard our rights to operate passenger air travel services on international routes, which depend, in many instances, on it being substantially- or majority-owned and effectively controlled by French nationals or, in some cases, nationals of an E.U. member state or a state that is party to the EEA (or any other agreement whose scope is equivalent in terms of air transport). See “Item 4: Information on the Company—Regulation of Air France-KLM—The International Regulatory Framework—The Chicago Convention” and “Item 4: Information on the Company—Regulation of Air France-KLM—European Regulation—Liberalization”. We will publish an announcement in the Bulletin des Annonces Légales Obligatoires (BALO) and a press release in the form of a financial notice in a newspaper of national circulation in France and in an English-language financial publication when the percentage of share capital or voting rights held, directly or indirectly, by shareholders other than French nationals reaches 45% or falls below this level.

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

Requirements Applicable to Shareholdings Exceeding Certain Percentages

Pursuant to Article L.233-7 of the French Commercial Code (Code de commerce), any individual or entity, acting alone or in concert with others, that becomes the owner directly or indirectly, of more than 5%, 10%, 15%, 20%, 33.3%, 50%, 66.6%, 90% or 95% of the outstanding shares or voting rights of Air France-KLM must notify us within five trading days of crossing any such threshold of the number of shares and warrants it holds or is entitled to hold and of the number of voting rights attached thereto. Such individual or entity must also notify the AMF within five trading days. The AMF makes such report available to the public. In addition, if such thresholds are reached due to a reduction in the holding, notification according to the conditions above must be given to us and the AMF, respectively.

In addition to the provisions of the French Commercial Code, our articles of association provide that any individual or legal entity, acting alone or in concert with others, which holds directly or indirectly at least 0.5% of the share capital or voting rights of Air France-KLM or a multiple thereof up to a maximum of 50%, must notify us within 15 calendar days by certified mail with return receipt. Additionally, if such a threshold is reached due to a reduction in the holding, notification according to the conditions above must be given to us. Failure to adhere to these notification requirements will lead to disqualification of the stock for voting under Article L.233-14 of the French Commercial Code at the request of one or more shareholders holding together at least 0.5% of our share capital.

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

However, because of the regulatory regime applicable to airline carriers, shareholders who are not French citizens could, under certain circumstances, be required to sell all or a portion of their shares within 2 months of the date of the formal request sent my the company if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French persons. See “—Compulsory Transfer of Shares”.

In accordance with both French rulings and our articles of association, we will inform shareholders and the general public, through an announcement published in the BALO and a press release in the form of a financial notice published in a journal with national coverage in France and in an English-language financial publication, when 45% of the share capital or voting rights is held, directly or indirectly, by shareholders other than French nationals, and when the share in the equity or voting rights held by such shareholders falls below this level. The term French national(s) refers to private individuals and legal entities or other entities and groups whose equity is not held in the majority or effectively controlled by foreign private individuals or interests. The notice must specify the share of equity or voting rights thus held, directly or indirectly, by shareholders other than French nationals and will indicate whether we are envisaging the use of the formal demand procedure provided for in Article L.360-2 of the Code of Civil Aviation. See “—Compulsory Transfer of Shares”.

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

Exercise Period and Expiration of Air France-KLM Warrants

The Air France-KLM warrants have a maturity of three and a half years from May 6, 2004 and can be exercised as from November 6, 2005, subject to the restrictions on exercisability set forth below under “—Restrictions on Exercisability”. Air France-KLM warrants not exercised during the exercise period will become automatically void at the end of the exercise period.

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

The obligation of a holder or other person with an interest in Air France-KLM shares to disclose certain information pursuant to the laws of France and our articles of association also applies to you and any other person with an interest in the ADSs and, in certain circumstances (as described in “— Requirements Applicable to Shareholdings Exceeding Certain Percentages”), to us. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest in Air France-KLM shares as for a holder thereof. By holding ADSs, you acknowledge that we, the depositary bank and the custodian, may take any and all actions contemplated under French law in respect of the Air France-KLM shares represented by your ADSs in the event you fail to observe the disclosure obligations under French law and our articles of association, as described in “— Requirements Applicable to Shareholdings Exceeding Certain Percentages”.

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

Holders of Air France-KLM shares, including shares represented by ADSs, are subject to various notification requirements under our articles of association and French law. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 15% 20%, 33.3%, 50%, 66.6%, 90% or 95% of our outstanding shares or voting rights must notify us and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold may be deprived of voting rights for up to two years on the demand of any shareholder. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets, and you may be subject to a fine of €18,000.

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

The Certificate, form RF 1 A E.U. no. 5052 and its instruction are available at the centre des impôts des non-résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France).

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

French Transfer and Stamp Taxes

Transfers of Air France-KLM shares or ADSs, and/or Air France-KLM warrants or ADWs will not be subject to French transfer taxes unless, in the case of Air France-KLM shares and/or ADSs, the transfer is effected by means of a written agreement that is executed or enforced in France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1.1%, up to a maximum of €4,000 per transaction.

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

The U.S. federal income tax treatment of a partner in a partnership that holds Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Air France-KLM shares or ADSs or Air France-KLM warrants or ADWs by the partnership.

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

Dividends on Shares or ADSs

General

Distributions (including the amount of the 50% Tax Credit) paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any French withholding tax paid by us with respect thereto, will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares and thereafter as capital gain.

For taxable years beginning before 2011, dividends paid by us will be taxable to a non-corporate U.S. holder at the special reduced rate normally applicable to capital gains, provided the shares are readily tradable on a U.S. securities market or we qualify for the benefits of the Treaty. A U.S. holder will be eligible for this reduced rate only if it has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of French Withholding Taxes

As discussed above in “—French Tax Considerations — French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs — Taxation of Dividends —Withholding Tax”, U.S. holders will be subject to French withholding taxes on dividends and, if applicable, payments of the 50% Tax Credit. Under the Treaty, the rate of withholding tax applicable to U.S. holders that are eligible for benefits under the Treaty (eligible U.S. holders) is reduced to a maximum of 15%. For the procedure for claiming treaty benefits, please see “— French Tax Considerations — French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs — Taxation of Dividends — Procedure to Obtain Treaty Benefits”.

A U.S. holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any French tax withheld from a dividend or payment of the 50% Tax Credit. Eligible U.S. holders will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several baskets, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the passive income basket. If a U.S. holder receives a dividend from us that qualifies for the reduced rate described above under “—Dividends on Shares or ADSs-General”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. holder has not held the shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date.

A U.S. holder should read the Section entitled “— French Tax Considerations — Taxation of Dividends —Tax Credit” for a description of the holder’s eligibility for the 50% Tax Credit.

U.S. holders that are accrual basis taxpayers, and who do not otherwise elect, must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to the U.S. holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. holders may elect to translate French taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisors concerning the foreign tax credit implications of the payment of French taxes and receiving a dividend from us that is eligible for the special reduced rate described above under “—Dividends on Shares or ADSs-General”.

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

Sale or Other Disposition of Air France-KLM Shares or ADSs

Upon a sale or other disposition of Air France-KLM shares or ADSs (other than an exchange of ADSs for shares), a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. holder’s adjusted tax basis in the Air France-KLM shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Air France-KLM shares or ADSs exceeds one year. However, regardless of a U.S. holder’s actual holding period, any loss will be long-term capital loss to the extent the U.S. holder receives a dividend that qualifies for the reduced rate described above under “— Dividends on Shares or ADSs–General”, and exceeds 10% of its basis in the Air France-KLM shares or ADSs.

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

Air France-KLM’s Board of Directors currently comprises 16 members. Contrary to the laws applicable to U.S. companies, the term “independent director” does not have a legal definition under French law. The Bouton Report of 2003 on Corporate Governance defines a non-executive director as a director who “has no relations of any kind with the Air France-KLM group or its management, which could impede the free exercise of his/her judgment.” The Board of Directors has not yet designated as non-executive directors the directors who meet the criteria of the Bouton Report, although we believe that six of the current 16 directors meet the criteria of the Bouton Report. The French State currently has the right to appoint three directors to our board of directors. The French State is entitled to designate a number of candidates for our board of directors in proportion to its shareholding in Air France-KLM, (which may not be lower than two members) provided it holds at least 10% of our share capital. The Air France-KLM board of directors also includes two directors proposed by the KLM supervisory board and the State of the Netherlands is entitled to propose a director for so long as the French State is represented on our board. Finally, under the agreements entered into as part of the Air France-Alitalia alliance, Alitalia has the right to propose one representative to our board.

Air France-KLM has several specialized committees to support the decision-making process of the board of directors, including a remuneration and appointments committee each consisting of three members, an audit committee consisting of six members (including one director appointed by the French State), a strategy committee consisting of seven members (including two directors appointed by the French State) and a disclosure committee consisting of six members. Under French law, board committees are advisory only, while under the NYSE rules, specific committees are vested with certain powers that in France remain with the board. Under French corporate law, shareholders must appoint Air France-KLM’s auditors at annual shareholder meetings. Air France-KLM shareholders receive the proposals for such appointments from the board of directors, who in turn receive recommendations from the audit committee. We believe that the requirements of French law, including the requirement that two statutory auditors must be appointed by the shareholders, achieve the NYSE’s objectives for auditor independence.

In order to emphasize our commitment to promoting transparency and compliance with rules and regulations, and in line with the NYSE Listed Company Manual, we have adopted a written Code of Ethics applicable to the Chief Executive Officer, the Deputy Chief Executive Officer, Vice President – Finance and Accounting Officer as well as a Compliance Code for market transactions applicable to all directors. Following discussion at its meeting on June 22, 2005, our board of directors has initiated a process of self-assessment of its operations.

Air France-KLM is currently in the process of determining its final management structure. It is contemplated that for an interim period, key senior executive positions, including chief financial officer and investor relations officer will be occupied by full time or part time secondments of Air France or KLM employees to Air France-KLM. For further details on the current management structure of Air France-KLM, see “Item 6: Directors, Senior Management and Employees —Employees — Employees of Air France-KLM”.

I tem 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

	At March 31, 2006
	Maturities of notional contract values
	2006	2007	2008	2009	2010	> 5 years	Total	Fair Value
	(in € millions)
Forward contract purchases
U.S. dollar (USD)	1,371	815	642	414	76	45	3,363	-30
Forward contract sales
British pound (GBP)	177	0	0	0	0	0	177	3
Norwegian Krona (NOK)	87	0	0	0	0	0	87	0
Japanese yen (JPY)	69	0	0	0	0	0	69	3
Swedish Krone (SEK)	61	0	0	0	0	0	61	0
Swiss franc (CHF)	36	0	0	0	0	0	36	1
Others	74	0	0	0	0	0	74	-2

Total	504	0	0	0	0	0	504	5

Currency options
US dollar (USD)	700	36	0	0	0	0	736	-1
British pound (GBP)	92	13	0	0	0	0	105	2
Japanese yen (JPY)	78	0	0	0	0	0	78	7
Canadian Dollar (CAD)	11	0	0	0	0	0	11	-1
Others	0	12	12	1	1	15	41	0

Total	881	61	12	1	1	15	971	7

Interest Rate Risk

To manage interest rate risk on short-term and long-term borrowings, we use instruments with certain nominal and fair values as of the balance sheet dates.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average fixed interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at March 31, 2006.

	At maturity March 31, 2006
	Maturities of notional contract values
	Average Rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair Value
	(in € millions)
Liabilities
Long-term debt	4.4%	1,260	1,081	883	749	763	4,350	9,086	9,254
Fixed rate portion	4.9%	434	533	312	277	283	2,356	4,195	4,363
Floating rate portion	3.0%	828	548	571	472	480	1,992	4,891	4,891
Short-term borrowings		102	—	—	—	—	—	102	102

	At maturity March 31, 2006
	Maturities of notional contract values
	Average Rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair Value(1)
	(in € millions)
Interest rate swaps
Pay fixed rate (euro)	3.70%	491	340	494	279	238	1,900	3,742	0
Receive fixed rate (euro)	5.70%	356	476	359	276	205	410	2,082	59
Other swaps	4.50%	87	25	167	68	14	280	641	40

Note:
(1)	The fair values of the swaps have been calculated using the marked-to-market value provided by the banks.

Interest rate swaps have different objectives:

•	Hedging price risk relating to fixed-rate short- and long-term debt and capital leases

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

Commodity Risk – Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 36 months. The table below provides information about Air France-KLM’s swaps and options to manage commodity risks as at March 31, 2006.

	At March 31, 2006
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in € millions)
Swaps	1,415	1,779	3,194	637
Options	1,439	915	2,354	903

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

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	We have carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and vice president-finance (who is also the chief financial officer of Air France), of the effectiveness of the design and operation of Air France-KLM’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2006 Air France’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Air France-KLM in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(c)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(d)	There has been no change in Air France-KLM’s internal control over financial reporting that occurred during the financial year ended March 31, 2006 that has materially affected Air France-KLM’s or is reasonably likely to materially affect Air France-KLM’s internal control over financial reporting.

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

In order to meet new requirements under French law and the additional requirements of the rules implemented under the Sarbanes-Oxley Act of 2002, a new group internal control function has been created on June 3, 2005 within Air France-KLM to manage and coordinate internal control procedures at both Air France and KLM.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. have served as Air France-KLM’s independent registered Public Accounting firms for each of the financial years in the two-year period ended March 31, 2006, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by Deloitte & Associés and KPMG S.A. for each of the financial years ended March 31, 2006, and March 31, 2005:

	2006		2005
	Deloitte & Associés	KPMG	Deloitte & Associés	KPMG
Audit Fees(1)	3,661	3,650	2,815	5,138
Audit-Related Fees(2)	1,200	885	767	984
Tax Fees(3)	—	324	—	515
All Other Fees	—	—	—	—

Total	4,861	4,859	3,582	6,637

Notes:
(1)	In 2006, audit fees consist of (i) fees related to the audit of the consolidated financial statements conducted in accordance with auditing standards applicable in France for the years ended March 31, 2006 and 2005 and (ii) fees related to the audit of the consolidated financial statements conducted in accordance with the standards of the Public Company Accounting Oversight Board for the years ended March 31, 2006 and 2005 in connection with the financial statements included in this annual report.
(2)	As of March 31, 2006 and 2005, audit related fees comprised primarily fees incurred in connection with internal control reviews carried out in connection with French law requirements (the “Loi de Sécurité financière”) and in connection with the transition to International Financial Reporting Standards (IFRS).
(3)	Tax Fees include services rendered in connection with tax compliance service work.

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

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The audit committee members exempt from the independence requirements include Mr. Jean-Louis Girodolle, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Christian Magne and Mr. Didier Le Chaton, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Our reliance on such exemptions does not materially adversely affect the ability of our audit committee to act independently.

Item 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A resolution was approved by the annual shareholders’ meeting on July 12, 2005 to authorize us to purchase our shares and to hold up to 5% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held on September 14, 2005. The current share repurchase program is described in the share repurchase program prospectus (note d’information), which received approval (visa) no. 05-584 of the AMF on June 23, 2005. As of March 31, 2006, we held directly 4,150,405 of our ordinary shares.

The following table sets forth information concerning our purchases of Air France–KLM ordinary shares for each month included in the period covered by this annual report:

	Total Number of Shares Purchased	Average Price Paid per Share in euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 2005(1)	332,126	12.88	332,126	6,814,977
May 2005(1)	349,567	12,63	349,567	7,027,458
June 2005(1)	675,689	12.89	675,689	6,903,252
July 2005(1)(2)(3)	881,367	13.03	529,086	6,409,674
August 2005(3)	470,368	13.48	470,368	6,391,399
September 2005(3)	429,511	13.89	429,511	7,011,558
October 2005(3)	598,807	14.30	598,807	7,051,068
November 2005(3)	880,192	14.93	880,192	7,662,206
December 2005(3)	447,512	17.53	447,512	8,612,195

Total (April – December 2005)	5,065,139	13.97	4,712,858	8,612,195

January 2006(3)	768,502	18.17	768,502	8,948,598
February 2006(3)	797,516	19.50	797,516	9,222,138
March 2006(3)	544,202	19.52	544,202	9,319,042

Total (January – March 2006)	2,110,220	19.02	2,110,220	9,319,042

Total	7,175,359	15.45	6,823,078	9,319,042

Notes:
(1)	Shares purchased as part of the 2004 program approved by the shareholders’ meeting on September 15, 2004.
(2)	Includes 352,281 shares purchased as part of KLM’s 2005 stock-option plan.
(3)	Shares purchased as part of the 2005 program approved by the shareholders’ meeting on July 12, 2005.

Item 17: FINANCIAL STATEMENTS

Not applicable.

Item 18: FINANCIAL STATEMENTS

The consolidated financial statements appear on pages F-1 to F-194 and include:

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number		Exhibit Description
1.1	*	English translation of Articles of Association of Air France-KLM, as amended to date.
2.1		Form of American Depositary Receipt representing Air France-KLM’s American Depositary Shares, each evidencing the right to receive one Air France-KLM ordinary share (nominal value €8.50 per share).(1)
2.2		Form of ADS Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (SEC File no. 333-114197) filed by Air France with the Securities and Exchange Commission on April 5, 2004).(2)
2.3		Form of American Depositary Warrant Receipt representing Air France-KLM’s warrants, each evidencing the right to receive one Air France-KLM warrant.(3)
2.4		Form of ADW Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Warrants issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6/A (SEC File no. 333-114204) filed by Air France with the Securities and Exchange Commission on April 27, 2004).(2)
4.1		Framework Agreement, dated as of October 16, 2003, by and between Air France and KLM.(2)
4.2		Purchase Agreement No. 337.0022/00 between Airbus Industrie and Air France relating to Model A330-200 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.3		Purchase Agreement No. 337.0023/99 between Airbus Industrie and Air France relating to Model A318 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.4		Purchase Agreement No. 337.0033/01 between Airbus Industrie and Air France relating to Model A380 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.5		Purchase Agreement No. 1966 between The Boeing Company and Air France relating to Model 777-200/300 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.6		Purchase Agreement No. 2344 between The Boeing Company and Air France relating to Model 747-400 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.7		Form of Employment Agreement between KLM and members of its Board of Management.(4)
8.1		Subsidiaries of Air France (included in Note 40 to the consolidated financial statements of Air France).
12.1	*	Certification of Chief Executive Officer.
12.2	*	Certification of Vice President - Finance.
13.1	*	Certification of Chief Executive Officer.
13.2	*	Certification of Vice President - Finance.
15.1	*	Consent of KPMG S.A.
15.2	*	Consent of Deloitte & Associés.
15.3	*	Consent of Deloitte, S.L.

Notes:
*	Filed herewith.
(1)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114197).
(2)	Incorporated by reference to the registration statement on Form F-4 (Registration No. 333-114188), filed with the Securities and Exchange Commission on April 30, 2004.
(3)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114204).
(4)	Incorporated by reference to KLM Royal Dutch Airlines’ annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission on June 19, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIR FRANCE-KLM

/s/ Jean-Cyril Spinetta
Name: Jean-Cyril Spinetta Title: Chief Executive Officer Date: July 19, 2006

AIR FRANCE - KLM AND SUBSIDIARIES

AIR FRANCE - KLM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Air France-KLM:

We have audited the accompanying consolidated balance sheets of Air France-KLM S.A. and its subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related consolidated income statements, statements of changes in stockholders’ equity, and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”).

As discussed in Note 3.1 to the consolidated financial statements, the Company changed its method of accounting for financial instruments to adopt the provisions of International Accounting Standard (“IAS”) No. 32, “Financial Instruments: Disclosure and Presentation”, and IAS No. 39, “Financial Instruments: Recognition and Measurement”, effective April 1, 2005, in accordance with the option offered by these standards.

As discussed in Notes 3.17.1 and 3.17.2 to the consolidated financial statements, the Company fully recognized the KLM pension fund surplus based on the current status of the related discussions of the International Financial Reporting Interpretations Committee. Note 4.1 to the consolidated financial statements discloses the adjustments made to the comparative consolidated financial statements for the year ended March 31, 2005 as compared to those published in the interim condensed consolidated financial statements as of September 30, 2005 as a result of applying this accounting policy.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 41 and 42 of the consolidated financial statements.

/s/ for KPMG S.A.	/s/ for DELOITTE & ASSOCIES

Paris-la-Défense and Neuilly-sur-Seine, France

June 27, 2006 (except for Notes 41 and 42 for which the date is July 18 , 2006)

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Income Statements

	Notes	For the year ended March 31,
		2006	2005
		in € millions
Sales	5	21,448	18,978
Other revenues		4	5

Revenues		21,452	18,983

External expenses	6	(12,090)	(10,629)
Salaries and related costs	7	(6,357)	(5,994)
Taxes other than income taxes		(228)	(225)
Depreciation and Amortization	8	(1,656)	(1,561)
Provisions	8	(109)	(28)
Other income and expenses	9	(76)	4

Income from current operations		936	550

Sales of aircraft equipment	10	2	19
Negative goodwill	4	5	1,354
Other non-current income and expenses	10	512	4

Income from operating activities		1,455	1,927

Cost of financial debt		(392)	(347)
Income from cash and cash equivalents		168	125
Net cost of financial debt	11	(224)	(222)
Other financial income and expenses	11	(31)	(8)

Income before tax		1,200	1,697

Income taxes	12.1	(256)	(133)

Net income of consolidated companies		944	1,564

Share of profits (losses) of associates		(23)	73

Net income from continuing operations		921	1,637

Net income from discontinued operations	13.1	—	59

Income for the period		921	1,696

• Group(*)		913	1,710
• Minority interests		8	(14)

Earnings per share—Group(*)	14.1
• basic		3.47	6.61
• diluted		3.25	6.60
Earnings from continuing operations per share	14.2
• basic		3.50	6.33
• diluted		3.28	6.32

(*)	corresponds to the income attributable to the stockholders of Air France - KLM

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Balance Sheets

	Notes	March 31, 2006	March 31, 2005
		in € millions
Assets
Goodwill	15	208	205
Intangible assets	16	428	437
Flight equipment	17	11,017	10,394
Other property, plant and equipment	17	1,955	1,895
Investments in equity associates	19	204	577
Pension assets	20	1,903	1,767
Other financial assets	21	1,182	1,113
Deferred tax assets	12.5	7	140
Other non current assets	24	1,082	336

Total non-current assets		17,986	16,864

Other short term financial assets	21	932	654
Inventories	22	340	382
Account receivables	23	2,518	2,272
Income tax receivables		1	6
Other current assets	24	1,756	969
Cash and cash equivalents	25	2,946	2,047

Total current assets		8,493	6,330

Total assets		26,479	23,194

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

	Notes	March 31, 2006	March 31, 2005
		in € millions
Liabilities and equity
Issued Capital	26.1	2,290	2,290
Additional paid-in capital	26.2	430	384
Treasury shares	26.3	(58)	(19)
Reserves and retained earnings	26.4	5,072	3,254

Equity attributable to equity holders of Air France KLM SA		7,734	5,909

Minority interests		119	111

Total Equity		7,853	6,020

Provisions and retirement benefits	28	1,453	1,516
Long-term debt	29	7,826	7,889
Deferred tax	12.5	839	313
Other non-current liabilities	30	417	481

Total non-current liabilities		10,535	10,199

Provisions	28	192	124
Short term portion of long-term debt	29	1,260	1,044
Trade payables		2,039	1,901
Deferred revenue on ticket sales		2,062	1,656
Current tax liabilities		167	8
Other current liabilities	30	2,269	1,980
Bank overdrafts		102	262

Total current liabilities		8,091	6,975

Total liabilities and equity		26,479	23,194

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Derivatives reserve	Available for sale securities reserve	Currency translation adjustment	Other reserves	Total	Equity attributable to holders of Air France - KLM SA	Minority interests	Total equity
	in € millions
April 1, 2004	219,780,887	1,868	261	(18)	1,277	—	—	(9)	—	1,268	3,379	87	3,466

Currency translation adjustment	—	—	—	—	—	—	—	3	—	3	3	(1)	2
Income for the year	—	—	—	—	1,710	—	—	—	—	1,710	1,710	(14)	1,696

Total of gains / (losses) recorded	—	—	—	—	1,710	—	—	3	—	1,713	1,713	(15)	1,698

Issuance of share capital	49,602,631	422	346	—	—	—	—	—	—	—	768	—	768
Contribution of assets	—	—	(206)	—	206	—	—	—	—	206	—	—	—
Cost of exchange offer	—	—	(17)	—	—	—	—	—	—	—	(17)	—	(17)
Share purchase plan (« Offre Réservée aux Salariés : ORS »)	—	—	—	—	69	—	—	—	—	69	69	—	69
Stock Options	—	—	—	—	6	—	—	—	—	6	6	—	6
Dividends paid	—	—	—	—	(17)	—	—	—	—	(17)	(17)	(1)	(18)
Treasury shares	—	—	—	(1)	9	—	—	—	—	9	8	—	8
Change in consolidation	—	—	—	—	—	—	—	—	—	—	—	40	40

March 31, 2005	269,383,518	2,290	384	(19)	3,260	—	—	(6)	—	3,254	5,909	111	6,020

Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	—	—	—	—	—	—	(4)	—	—	(4)	(4)	—	(4)
Gain / (loss) on cash flow hedges	—	—	—	—	—	1,055	—	—	—	1,055	1,055	4	1,059
Currency translation adjustment	—	—	—	—	—	—	—	4	—	4	4	—	4
Income for the year	—	—	—	—	913	—	—	—	—	913	913	8	921

Total of gains / (losses) recorded	—	—	—	—	913	1,055	(4)	4	—	1,968	1,968	12	1,980

Stock based compensation (ESA)	—	—	—	—	(80)	—	—	—	—	(80)	(80)	—	(80)
Stock component of convertible bonds (Oceane)	—	—	46	—	—	—	—	—	—	—	46	—	46
Dividends paid	—	—	—	—	(40)	—	—	—	—	(40)	(40)	(1)	(41)
Treasury shares	—	—	—	(39)	—	—	—	—	—	—	(39)	—	(39)
Change in consolidation	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Other	—	—	—	—	(30)	—	—	—	—	(30)	(30)	—	(30)

March 31, 2006	269,383,518	2,290	430	(58)	4,023	1,055	(4)	(2)	—	5,072	7,734	119	7,853

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

The change in the cash flow and fair value reserves between March 31, 2005 and March 31, 2006 breaks down as follows :

	Derivatives reserve	Available for sale securities reserve	Total
	in € millions
March 31, 2005	—	—	—

Impact of the first application of IAS 32 and IAS 39 :
Derivatives	1,168	—	1,168
Investments available-for-sale	—	(3)	(3)
Deferred tax	(397)	—	(397)

Impact for the period :
Derivatives	428	—	428
Investments available-for-sale	—	(1)	(1)
Deferred tax	(144)	—	(144)

March 31, 2006	1,055	(4)	1,051

AIR FRANCE - KLM AND SUBSIDIARIES

Statements of Consolidated Cash Flows

	Notes	For the year ended March 31,
		2006	2005
		in € millions
Income for the period		921	1,696
Amortization, depreciation and operating provisions		1,765	1,589
Financial provisions		24	6
Gain on disposals of tangible and intangible assets		(46)	(19)
Gain on disposals of subsidiaries and associates		(2)	(66)
Gain on Amadeus GTD transaction	10	(504)	—
Derivatives		(6)	—
Unrealized foreign exchange gains and losses, net		8	4
Negative goodwill		(5)	(1,354)
Share of profits (losses) of associates		23	(73)
Deferred taxes		99	139
Other non-monetary items		(183)	(143)

Subtotal		2,094	1,779

(Increase) / decrease in inventories		(18)	(16)
(Increase) / decrease in trade receivables		(215)	42
Increase / (decrease) in trade payables		96	313
(Increase) / decrease in other receivables and payables		699	(127)

Net cash flow from operating activities		2,656	1,991

Acquisitions of subsidiaries and investments in associates, net of cash acquired	37	(58)	506
Purchase of property plant and equipment and intangible assets	18	(2,544)	(2,131)
Proceeds on disposal of subsidiaries and investments in associates	37	35	109
Proceeds on Amadeus GTD transaction		817	—
Proceeds on disposal of property plant and equipment and intangible assets		227	157
Dividends received		10	25
Decrease (increase) in investments, net		(294)	116

Net cash used in investing activities		(1,807)	(1,218)

Issuance of long-term debt		1,410	858
Repayments on long term debt		(523)	(288)
Payment of debt resulting from finance lease liabilities		(580)	(381)
New loans		(155)	(101)
Repayments on loans		97	22
Dividends paid		(41)	(24)
Decrease in equity		—	(33)

Net cash flow from financing activities		208	53

Effect of exchange rate on cash and cash equivalents		2	(5)

Change in cash and cash equivalents		1,059	821

Cash and cash equivalents at beginning of period		1,785	964
Cash and cash equivalents at end of period	37.3	2,844	1,785

Interest paid (flow included in operating activities)		364	312
Interest received (flow included in operating activity)		154	123
Income tax paid (flow included in operating activity)		(4)	(22)

The accompanying notes are an integral part of these financial statements

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.  Business description

As used herein, the term “Air France–KLM” refers to Air France – KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Company” or the “Group” refer to Air France – KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and charter services.

The company Air France – KLM domiciled 2 rue Robert Esnault-Pelterie 75007 Paris—France, is the parent company of the Air France – KLM group.

The Group’s functional currency is the euro.

2.  Significant events of the year

The income for the financial year includes a gain of € 504 million before tax relating to the tender offer for Amadeus GTD made by WAM in July 2005 (see note 10).

3.  Accounting policies

3.1.  Basis of presentation

Pursuant to the European Regulation 1606/2002 of July 19, 2002, the Company adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“E.U.”) for use in the European Union for the first time in its consolidated financial statements for the year ended March 31, 2006, which includes comparative financial statements for the year ended March 31, 2005. IFRS 1, “First-time adoption of International Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. March 31, 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e. April 1, 2004) and throughout all periods presented in the first IFRS financial statements. The accompanying financial information as of and for the years ended March 31, 2006 and 2005 have been prepared in accordance with those IFRS as of May 17, 2006, date on which the accounts have been approved by the Board of Directors.

IFRS as adopted by the E.U. differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). The Company has, however, determined that the financial information for the periods presented would not be different had the Company applied IFRS as published by the IASB.

The note “Transition from French accounting principles to IFRS”, details the main effects of the transition to IFRS on the Company’s opening balance sheet as of April 1, 2004 and the principal differences with the French accounting standards previously applied. A reconciliation between the Company’s consolidated equity and net income as of and for the year ended March 31, 2005 and a reconciliation of the Company’s consolidated stockholders’ equity between April 1, 2004 and March 31, 2005 under the new accounting standards and the French accounting principles previously used is also disclosed.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In accordance with the option offered by IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement”, relating to financial instruments, such standards are applied effective April 1, 2005.

In addition, the Group opted for the early adoption of IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The effects of the early application of this standard are further explained in “Transition from French Accounting Principles to IFRS “.

3.2.  Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The main concerned items are:

•  Revenue recognition related to deferred revenue on ticket sales,

•  Tangible and intangible assets,

•  Financial assets,

•  Deferred tax assets

•  Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

3.3.  Consolidation principles

3.3.1  Subsidiaries

Companies in which the Group exercises exclusive control are fully consolidated. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases.

Minority interests are presented within equity and on the income statement separately from the Group stockholders’ equity and from the Group’s net income.

3.3.2.  Interest in associates and joint ventures

Companies in which the Group has the ability to exercise significant influence on financial and operating policy decisions are accounted for using the equity method; the ability to exercise significant influence is presumed to exist when the Group holds more than 20% of the voting rights.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In addition, companies in which the Group exercises joint control are accounted for using the equity method.

The consolidated financial statements include the Group’s share of the total recognized gains and losses of associates on an equity accounted basis from the date that significant influence starts until the date that significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Group’s equity.

The Group’s share of losses of an associate that exceed the value of the Group’s interest in this entity are not accounted for, unless:

–	the Group has incurred contractual obligations; or

–	the Group has made payments on behalf of the associate.

Any surplus of the investment cost over the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities of the associate company on the date of acquisition is accounted for as goodwill and included in the book value of the investment accounted for using the equity method.

The investments in which the Group has ceased to exercise significant influence or joint control are no longer consolidated and are valued at the carrying value on the date of withdrawal from the consolidation scope.

3.3.3.  Transactions eliminated on consolidation

All intragroup balances and transactions, including income, expenses and dividends are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full.

Gains and losses on internal transfers with associates and joint control entities are eliminated to the extent of the Group’s interest in the associate or joint control entity, only when they do not represent an impairment.

3.3.4  Closing date

With the exception of a few non significant subsidiaries and equity affiliates that close their books at December 31, all Group companies are consolidated based on annual accounts closed on March 31st.

3.4.  Translation of foreign companies’ financial statements and transactions in foreign currencies

3.4.1.  Translation of foreign companies’ financial statements

The financial statements of foreign subsidiaries are translated into euros on the following basis:

•  with the exception of the equity for which historical prices are applied, balance sheet items are converted on the basis of the foreign currency rates in effect at the closing date;

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  the income statement and the statement of cash flows are converted on the basis of the average foreign currency exchange rates for the period;

•  the resulting translation adjustment is booked in the “Translation adjustments” item included within equity.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros using the foreign currency rate in effect at the closing date.

3.4.2.  Translation of foreign currency transactions

Foreign currency transactions are translated using the exchange rate prevailing on the date of the transaction or at the exchange rate of the related hedge, if applicable.

Assets and liabilities denominated in foreign currencies are translated at the rates ruling at balance sheet date or at the rate of the related hedge for assets resulting from firm commitments documented in fair value hedge relationships.

The corresponding exchange rate differences are recorded in the Company’s consolidated income statements. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note “3.10., Financial instruments, valuation of financial assets and liabilities”.

3.5.  Business combinations

3.5.1.  Business combinations that occurred before the transition date to IFRS (i.e. before April 1, 2004)

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA) have not been accounted for in accordance with IFRS 3.

Business combinations that occurred prior to April 1st, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

3.5.2.  Business combinations that occurred subsequent to April 1, 2004

Business combinations are accounted for using the purchase method in accordance with IFRS 3. In accordance with this standard, all assets, liabilities assumed and contingent liabilities are at fair value measured at the acquisition date. The time period for adjustments to goodwill / negative goodwill is limited to 12 months from the date of acquisition. Goodwill arising from the difference between the acquisition cost, which includes the potential equity instruments issued by the Group to gain control on the acquired entity and other costs potentially dedicated to the business combination, and the Group’s interest in the fair value of the identifiable assets and liabilities acquired is no longer amortized, but instead is subject to annual impairment tests or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Negative goodwill is recognized immediately in the income statement.

Assets meeting the criteria of IFRS 5, as described in note 3.22, are recorded at the lower of their net book value and their fair value less costs to sell.

3.6.  Sales

Sales related to air transportation operations are recognized when transportation service is provided, net of any discounts granted. Transportation service is also the trigger for the recognition of external expenses, such as the commissions paid to agents.

Upon issue, both passengers and cargo tickets are recorded as “Deferred revenue on ticket sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as revenues at the date the tickets are issued. The amounts recognized are based on a statistical analysis, which is regularly updated.

Sales on third party maintenance contracts are recorded based on stage of completion.

3.7.  Loyalty programs

Until June 1, 2005, each of the two sub-groups (Air France and KLM) comprising the Group had its own frequent flyer program: “Fréquence Plus” and “Flying Dutchman”. Each program allowed members to acquire “miles” as they flew on Air France, KLM or with other partner companies. These miles entitled members to a variety of benefits such as free flights with the two companies.

Subsequent to the acquisition of KLM, a joint frequent flyer program “Flying Blue” was launched in June 2005 combining the miles accumulated from the two previous programs.

The probability of air miles being converted into award tickets is estimated using a statistical method.

The value of air miles is estimated based on the specific terms and conditions for the use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (e.g. catering, ticket issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is recorded as a deduction from revenues and recorded under the caption “Deferred revenue on ticket sales” on the balance sheet at the same time the qualifying flight for which air miles are awarded is recognized.

The Company also sell miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The Group defers a portion of this representing the value of the subsequent travel award to be provided, in a manner consistent with the determination of the liability for earned flight awards discussed above. The remainder is recognized as revenue immediately.

3.8.  Distinction between income from current operations and income from operating activities

Income from current operations includes all the income and expenses directly related to the Group’s ordinary operations. Unusual items defined as non-recurring income and expenses by virtue of

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

their frequency, nature and amount (such as restructuring costs) and non-financial items are recorded as other non-current income and expenses, i.e. they are excluded from income from current operations.

3.9.  Earnings per share

Earnings per share are calculated by dividing net income attributable to equity holders of Air France – KLM by the average number of shares outstanding during the period. The average number of shares outstanding during the current and prior years presented does not include treasury shares or shares held in connection with stock option plans.

Diluted earnings per share are calculated by dividing the net income attributable to equity holders of Air France – KLM adjusted of effects of dilutive instruments’ exercise, by the average number of shares outstanding during the period, adjusted for the effect of all dilutive potential ordinary shares.

3.10.  Financial instruments, valuation of financial assets and liabilities

The Group has applied standards IAS 32 and IAS 39 since April 1, 2005.

3.10.1  Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the Company and are recorded using the amortized cost method less impairment losses, if any.

3.10.2  Investments in debt and equity securities

Investments in debt and equity securities qualify as assets available for sale and are stated at fair value in the Company’s balance sheet with any resultant unrecognized gain or loss recognized in equity. For publicly-traded securities, the fair value is the market price. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost less impairment if any. If there is an indication of impairment of the financial asset, the amount of the loss is recorded in the income statement for the period.

3.10.3  Derivative instruments

The Group uses various derivative instruments to hedge its exposure to the risks of changes in interest rates, exchange rates or fuel prices.

Forward currency contracts and options are used to cover exposure to exchange rates. For firm commitments, the unrealized gains and losses on these financial instruments are included in the carrying value of the hedged asset or liability.

The Group also uses rate swaps to manage its exposure to the rate risk. Most of the swaps traded convert floating-rate debt to fixed-rate debt.

Finally, exposure to the fuel risk is hedged by swaps or options on jet fuel, diesel or Brent.

Prior to April 1, 2005, the Company applied the following accounting policies:

•  Forward exchange contracts and foreign currency swaps were used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments were

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

deferred and recorded against the carrying amount of the hedged asset or liability on firm commitments. Contract premiums were amortized on a straight line basis over the term of the hedge arrangement.

•  The Company entered into various interest rate swaps to manage its interest rate exposure. The objectives of the swaps was to modify instruments from fixed rate to floating rate and floating rate to fixed rate. The difference between interest payable and receivable was recognized as interest expense or interest income.

•  The petroleum options premiums were accounted for in the income statement on an accrual basis. The difference between interest payable and receivable on petroleum swaps was recognized as operating expense or operating income.

Effective April 1, 2005, the Group applied standards IAS 32 and IAS 39.

Most of these derivatives are classified as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by IAS 39.

These derivative instruments are recorded on the Company’s consolidated balance sheet at their fair value. The method of accounting for changes in fair value depends on the derivative instruments classification. There are three classifications:

–	Derivatives classified as fair value hedge: changes in the derivative fair value are recorded through income statement and offset within the limit of its effective portion against the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as income.

–	Derivatives as cash flow hedge: the changes in fair value are recorded in as equity for the effective amount and are reclassified as income when the hedged element affects earnings. The ineffective portion is recorded as financial income.

–	Derivatives classified as trading: changes in the derivative fair value are recorded for as financial income.

3.10.4  Convertible bonds

Convertible bonds are financial instruments comprised of two components: a bond component recorded as debt and a stock component recorded in the equity. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded in the Company’s equity is calculated by the difference between such value and the bond’s nominal value at issue. The difference between the financial expense booked and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

3.10.5  Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.10.6  Long-term debt

Long-term debt is recorded at amortized cost calculated on the basis of the effective interest rate. Under this principle, any redemption and issue premiums are recorded as debt in the balance sheet and amortized as financial items over the life of the loans.

In addition, long-term debt documented in the context of fair value hedging relationships is revalued at the fair value for the risk hedged, i.e. the risk related to the fluctuation in interest rates. Changes in fair value of the hedged debt are recorded symmetrically in the income statement for the period with the change in fair value of the hedging swaps.

3.11.  Goodwill

Goodwill represents the excess of the cost of a business combination over the acquirer’s interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

For acquisitions prior to April 1st, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 has not been reconsidered in adopting international standards, as of April 1, 2004, in accordance with IFRS 1.

Goodwill is valued in the functional currency of the entity acquired. It is recorded as an asset.

It is not amortized and is tested for impairment annually and at any point during the year when an indicator of impairment exists. The impairment recorded, as discussed in Note 3.14, may not subsequently be reversed.

When the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, there is negative goodwill which is recognized and immediately reversed in the Company’s income statement.

At the time of the sale of a subsidiary, an equity affiliate or a jointly controlled entity, the amount of the goodwill attributable to the sold entity is included in the calculation of the income from the sale.

3.12.  Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses.

Identifiable intangible assets acquired with a finite useful life are amortized over their useful life from the date they are available for use.

Identifiable intangible assets acquired with an indefinite useful life are not amortized but tested annually for impairment or whenever there is an indication that the intangible asset may be impaired. If necessary, an impairment as described in note 3.14 is recorded.

Intangible assets with a finite useful life are amortized on a straight line basis over the following periods:

Software	1 to 5 years
Customer relationships	5 to 12 years
Other	Basedon their useful life

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.13.  Property, plant and equipment

3.13.1  Specific rule applicable to the IFRS transition opening balance sheet

In accordance with IFRS 1, the Group has elected to value certain of its aircraft at the date of transition to IFRS at their fair value and to use this fair value as deemed cost.

This treatment thus allows the Group to have a portion of its fleet recorded at fair value (fair value was used when accounting for KLM’s business combination at May 1, 2004).

The fair value exercise was based on independent valuation by third parties.

3.13.2  Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less any accumulated depreciation and any accumulated impairment losses.

The financial interest attributed to progress payments made on account of aircraft and other significant assets under construction is capitalized and added to the cost of the asset concerned. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans of the period.

Maintenance costs are booked as expenses during the period when incurred, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (e.g. maintenance on airframes and engines, excluding parts with limited useful lives).

3.13.3  Flight equipment

The purchase price of aircraft equipment is denominated in foreign currencies. It is translated at the exchange rate at the date of the transaction or, if applicable, at the hedging price assigned to it. Manufacturers’ discounts, if any, are deducted from the value of the related asset.

Aircraft are depreciated using the straight-line method over their average estimated useful life of 20 years, assuming no residual value.

IFRS requires an annual review of the residual value and the amortization schedule. During the operating cycle, in developing fleet replacement plans, the Group reviews whether the amortizable base or the useful life should be adjusted and, if necessary, determines whether a residual value should be recognized.

Any major airframes and engines (overhaul) are treated as a separate asset component with the cost capitalized and depreciated over the period between the date of acquisition and the next major overhaul.

Aircraft components are recorded in the consolidated balance sheet as fixed assets. The useful lives vary from 3 to 20 years depending on the technical properties of each item.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.13.4  Other property, plant and equipment

Other property, plant and equipment are depreciated using the straight line method over their useful life. Such useful lives are as follows:

Buildings	20 to 40 years
Fixtures and fittings	8 to 15 years
Flight simulators	10 to 20 years
Equipment and tooling	5 to 15 years

3.13.5.  Leases

In accordance with IAS 17 “Leases”, leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long term debt.

These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

In the context of sale and operating leaseback transactions, the related gains are accounted for as follows:

–	they are immediately recognized as income when the transaction is established at fair market value;

–	they are deferred and amortized over the lease term when the transaction is established under or over the fair value.

In the context of sale and finance leaseback transactions, any gain on the sale is deferred and recognized as finance income over the lease term. No loss is recognized unless the asset is impaired.

3.14.  Impairment

In accordance with IAS 36, “Impairment of Assets”, the Group reviews at each balance sheet date the carrying amount of tangible and intangible assets in order to assess whether there is any indication of impairment. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use.

When it is not possible to estimate the recoverable value for an individual asset, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

The Group determined that the smallest level at which assets could be tested were the CGUs corresponding to the Group’s operating segments (see segment information).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit.

The recoverable value of the CGUs is their value in use determined by using a discount rate corresponding to the weighted average cost of the Group’s capital, which was 7.4% and 7.5% for the years ended March 31, 2006 and 2005, respectively. The value in use is estimated using cash flows assumptions made by management based on a duration that is consistent with the useful lives of assets.

3.15.  Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present condition and location. These costs include the direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis.

The net realizable value of the inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

3.16.  Treasury shares

Air-France – KLM shares held by the Group are recorded for as a deduction from the Company’s consolidated equity at the acquisition cost. Subsequent sales are recorded for directly against equity. No gains or losses are recognized in the Company’s income statement.

As the Group has applied IAS 32 and 39 effective April 1, 2005, treasury shares held to fulfill stock options are classified until that date as marketable securities at their acquisition cost. The carrying amount of such shares is depreciated if necessary. Effective April 1, 2005, such shares are recorded for as a reduction of the Company’s equity.

3.17.  Employee Benefits

The Group’s obligation in respect of defined benefit pension plans and termination indemnities on retirement are calculated, in accordance with IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees. In accordance with IFRS 1, the Group has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS through the Company’s equity.

Starting April 1, 2004, any actuarial gains or losses resulting from changes in actuarial assumptions are recognized in the Company’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.17.1  Specific information related to the recognition of some pension plan assets

Pension plans in the Netherlands are generally subject to minimum funding requirements (“MFR”). Questions have been raised as to how such MFR might affect the recognition of a pension net asset that otherwise would be recognized under IAS 19 in respect of the surplus in a plan and thus, how the Group should account for certain pension asset surpluses of KLM in its consolidated financial statements.

Recognition of a pension net asset under IAS 19 is subject to interpretation. Because of this situation, and for the accounting treatment of companies of the KLM group, an interpretation of IAS 19 has been requested from the IFRIC, the interpretation technical body of the IASB.

3.17.2  Accounting for the pension fund surplus for the year-end closing

Although the IFRIC has yet to deliver its final conclusions, the Group defined its accounting position based on various publications during the period, and particularly the “IFRIC Update” dated September 2005.

According to these, the KLM pension fund surplus has been fully recognized in the balance sheet.

3.18.  Provisions for restitution of aircraft under operating leases

The Group accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria.

When the condition of aircraft exceeds the return condition as set per the lease arrangement, the group capitalizes the related amount in excess. Such amount is further amortized on a straight line basis over a period ending when the restitution criteria are met.

3.19.  Other provisions

The Group recognizes a provision in the balance sheet when the Group has an existing legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amounts recorded as provisions are discounted when the effect of the passage of time is material.

The effect of the time value of money is presented as a component of financial income.

Restructuring provisions are recognized once the Group has established a detailed and formal restructuring plan which has been announced to the parties affected by it.

3.20.  Equity and debt issuance costs—Redemption premiums

Debt issuance costs are amortized as financial expenses over the term of the loans using the interest method.

Common stock issuance costs are deducted from additional paid-in capital.

3.21.  Deferred taxes

The Group accounts for deferred taxes using the balance sheet liability method, providing for any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, with the exception of goodwill.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The tax rates used are those enacted or substantively enacted at the balance sheet date.

Net deferred tax balances are determined on the basis of each entity’s tax position.

Deferred tax assets related to temporary differences and carry forwards are recognized only to the extent it is probable that a future taxable profit will be available against which the asset can be utilized at the tax entity level.

A deferred tax liability is also recognized in the undistributed reserves of the equity affiliates.

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event booked directly as equity. In such a case, they are booked directly in equity.

3.22.  Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets intended for sale meet the criteria of such a classification if their carrying amount will be recovered principally through a sale rather than through their continuing use. This condition is considered to be met when the sale is highly probable and the asset (or the group of assets intended for sale) is available for immediate sale in its present condition. Management must be committed to a plan to sell, with the expectation that the sale will be realized within a period of twelve months from the date on which the asset or group of assets was classified as a non-current asset held for sale.

The Group determines on each closing date whether any assets or group of assets meet the above criteria and presents such assets, if any, as “non-current assets held for sale”.

Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet.

Non-current assets and groups of assets held for sale are valued at the lower of their book value or their fair value minus exit costs. As of the date of such a classification, the asset is no longer depreciated.

The results from discontinued operations are presented on the income statement separately from the results from continuing operations.

3.23.  Share-based compensation

Pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, the rights to which were not acquired on April 1st, 2004, were valued and booked as personnel costs. The other plans are not valued and remain unrecognized. This last category affects only the Shares-for-Salary Exchange realized in 1998 for which stock subscription or purchase option schemes are valued at the fair value on the date the plans are awarded.

The fair value of the stock option scheme is determined using the Black & Scholes method. This method takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (risk-free interest rate, market value of the share, volatility and expected dividends).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a personnel cost with a corresponding increase to equity over the period of acquisition of the rights. This personnel cost is adjusted, if applicable, to take into account the number of options effectively vested.

4.  Changes in the scope of consolidation

4.1.  Acquisition of KLM

On April 5, 2004, Air France proposed a public exchange offer to shareholders of KLM common shares. The exchange ratio was set at 11 Air France shares and 10 Air France warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM American Depositary Shares. As a result, Air France launched an initial offer that ended May 3, 2004.

Pursuant to Dutch law, Air France decided to launch, under the same conditions, a supplementary offer period which opened on May 4, 2004 and ended on May 21, 2004.

On that date, KLM shareholders had tendered a total of 45,093,299 common shares, representing approximately 96.33% of KLM common shares.

Following the acquisition of shares after the closing date of the operation, Air France, which became Air France-KLM, held 97.30% of the common shares representing 49% of KLM voting rights.

Based on the Air France-KLM ownership not only of voting shares but also of financial interest, and on the mode of functioning of the group’s strategic management committee, Air France-KLM has the power to decide the company’s financial and operational strategies and, therefore, controls KLM. KLM is therefore fully consolidated in Air France-KLM consolidated financial statements.

Pursuant to the provisions of IFRS 3, the acquisition of KLM has been accounted for using the purchase method.

•  Acquisition price

The consideration paid for the acquisition of the 96.33% of KLM’s common shares by Air France was based on the market price of the Air France share at the two closing dates of the exchange offer (May 3rd and 21st, 2004).

Warrants issued as part of the transaction were also valued at those dates. The fair value of the warrants issued was calculated using the Black & Scholes valuation method. Assumptions were made on the expected volatility of the share price resulting from the combination, the expected dividend paid by the combined companies for the financial year, the average maturity of the warrants and the discount rate.

In accordance with the provisions of IFRS 3, the additional costs directly attributable to KLM’s acquisition were included in the acquisition price. They consisted primarily of the fees paid for accounting, legal, valuation and banking services.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The acquisition price breaks down as follows :

	Shares	Price	Consideration
		(in €)	(in € millions)
Air France - KLM shares issued :
May 3, 2004	45,938,857	14.65	673
May 21, 2004	3,663,774	12.81	47
Subscription warrants issued :
May 3, 2004	41,762,597	1.07	45
May 21, 2004	3,330,702	0.98	3
Shares acquired after the closing of the second offer on May 21			5
Preferred and priority shares			15
Value of the shares which the Dutch State agreed to sell			20
Transaction costs			14
Stock options (stock options / rights related to appreciation of the shares)			9

Total acquisition price			831

Transaction costs amounted to € 30 millions, from which € 16 millions has been deducted from the additional paid-in capital related to the shares issuance.

•  Fair value of the assets and liabilities acquired

Assets and liabilities acquired (in € millions) at April 30, 2004	Fair value as published in consolidated financial statements as of September 30, 2005	Adjustments on pension	Fair value adjusted by adjustments on pension
Goodwill	—	—	—
Intangible assets	435	—	435
Flight equipment	3,549	—	3,549
Other property, plant and equipment	805	—	805
Investments in equity associates	193	—	193
Pension assets	959	665	1,624
Other financial assets	569	—	569
Deferred tax assets	—	—	—
Other assets	235	(31)	204
Inventories	206	—	206
Account receivables	720	—	720
Income tax receivables	—	—	—
Cash and cash equivalents	719	—	719

Total assets	8,390	634	9,024

Provisions and retirement benefits	319	154	473
Long-term debt	4,153	—	4,153
Other liabilities	920	—	920
Trade payables	402	—	402
Deferred revenue on ticket sales	486	—	486
Current tax liabilities	181	165	346

Total liabilities	6,461	319	6,780

Percentage acquired	97.30%	97.30%	97.30%

Net assets acquired	1,877	306	2,183

Acquisition price	831	—	831

Negative goodwill	1,046	306	1,352

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

It was impracticable to disclose in the Company’s consolidated financial statements the IFRS carrying amount for each class of KLM’s assets, liabilities and contingent liabilities immediately before the combination as KLM did not prepare its consolidated financial statements in accordance with IFRS prior to the acquisition. The above presented data correspond to the IFRS fair value balance sheet of KLM.

•  Adjustments on pension

As explained in note 3.17.2, the Group has made a decision on the recognition of the KLM pension surplus. As a consequence of this decision, the recalculation of KLM’s pension obligations translated into a € 306 millions increase in the negative goodwill, including the cancellation net of tax of the asset ceiling of the pilots’ pension plan for € 251 millions and the finalization of the pension plan valuation for € 55 millions net of tax.

•  Recognition of negative goodwill

Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s first consolidation resulted in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost by € 1,352 millions, including the recognition of the net pension asset related to the pilot retirement plan.

The negative goodwill was immediately and totally reversed to operating profit in the income statement. In the version of consolidated accounts for the year ended as of March 31, 2005 published in the condensed consolidated accounts for the six-months period ended as of September 30, 2005, the negative goodwill reversal was limited to € 424 millions, waiting for the IFRIC decision (see note 3.17.2).

A reconciliation of negative goodwill recognized in the 2005 income statement contained within the preliminary IFRS transition financial statements previously published by the Company to the amount recognized in the accompanying 2005 income statement is as follows:

Negative goodwill recognized in the 2005 income statement as previously reported	€424
Recognition of negative goodwill relating to the KLM pension surplus previously deferred (see Note 3.17)	622	(1)
Recognition of additional negative goodwill relating to the KLM pension surplus based on the current status of the related discussions of IFRIC (see Note 3.17)	306

Negative goodwill recognized in the accompanying 2005 income statement	€1,352

(1)	The previously deferred KLM pension surplus was presented in the provision and retirement benefits caption of the balance sheet rather than as a reduction of the pension asset and the related deferred tax liability in the March 31, 2005 financial statements published in the interim condensed consolidated financial statements as of September 30, 2005.

•  Operating revenues and net income of KLM integrated in Group’s financial statements as of March 31, 2005

The public exchange offer was closed in May 2004; KLM’s contribution to operating revenues and net income over as eleven-month period (from May 2004 to March 2005) amounts to € 5,919 millions and € 1,601 million, respectively.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Air France-KLM Proforma consolidated income statement as of March 31, 2005

The proforma consolidated income statement for the year ended March 31, 2005 assuming KLM was acquired on April 1, 2004 is as follows:

Twelve months period ended March 31,	2005 Proforma Unaudited
in € millions
Sales	19,467
Other revenues	5

Revenues	19,472

External expenses	(10,916)
Salaries and related costs	(6,136)
Taxes other than income taxes	(227)
Depreciation and Amortization	(1,601)
Provisions	(32)
Other income and expenses	(7)

Income from current operations	553

Sales of aircraft equipment	19
Negative goodwill	1,354
Other non-current income and expenses	5

Income from operating activities	1,931

Cost of financial debt	(356)
Income from cash and cash equivalents	127

Net cost of financial debt	(229)

Other financial income and expenses	(10)

Income before tax	1,692

Income taxes	(133)

Net income of consolidated companies	1,559

Share of profits (losses) of associates	73

Net income from continuing operations	1,632

Net income from discontinued operations	59

Income for the period	1,691

* Group (*)	1,704
* Minority interests	(13)

Earning per share - Group (*)
* basic	6.59
* diluted	6.58
Net income from continuing operations per share
* basic	6.31
* diluted	6.30

(*)	corresponds to the result attributable to the stockholders of Air France - KLM

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

4.2.  Disposal of subsidiaries

No significant disposal of subsidiaries occurred during the 2005-06 financial year.

On December 30, 2004, Air France – KLM Group sold its subsidiary Amadeus France SNC, in which it held 66% of voting rights, to Amadeus GTD (entity 23.4% held by the Group as of March 31, 2005).

The net assets of Amadeus France at the date of sale amounted to € (1) millions. The selling price of € 66 million was paid in cash.

5.  Information by activity and geographical area

The Air France-KLM group’s primary reporting format is business segmentation.

Business segments’ results, assets and liabilities are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond

–	as far as the income statement is concerned, to the current operating income and the share of results in associates,

–	as far as the balance sheet is concerned, to intangible assets, flight equipment and Other property, plant and equipment, the share in equity affiliates, some account receivables, deferred revenue on ticket sales and a portion of provisions and retirement benefits.

Other elements of the income statement and of the balance sheet are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only segment revenue is allocated by geographical sales area.

The carrying amount of segment assets by geographical location and the costs incurred to acquire segment assets are not presented, since most of the Group’s assets (flight equipment) cannot be allocated to a geographical area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights with the Company’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Companies codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

–	Europe and North Africa

–	Caribbean, French Guiana and Indian Ocean

–	Africa, Middle East

–	Americas, Polynesia

–	Asia and New Caledonia

5.1.  Information by business segment

Assets allocated by business segment are composed of goodwill, intangible and tangible assets, investments in equity associates and account receivables.

Liabilities allocated by business segment are composed of provision for restitution of aircraft, provision for pension, other provisions when they can be allocated, and deferred revenue on ticket sales.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2006

	Passenger	Cargo	Maintenance	Other	Non allocated	Total
	in € millions
Total sales	17,635	2,907	2,688	1,350	—	24,580
Intersegment sales	(693)	(25)	(1,792)	(622)	—	(3,132)

External sales	16,942	2,882	896	728	—	21,448

Income from current operations	686	166	54	30	—	936
Income from operating activities	686	166	54	30	519	1,455
Share of profits (losses) of associates	(41)	—	—	18	—	(23)
Net cost of financial debt and other financial income and expenses	—	—	—	—	(255)	(255)
Income taxes	—	—	—	—	(256)	(256)

Net income from continuing operations	645	166	54	48	8	921

Net income from discontinued operations	—	—	—	—	—	—

Net depreciation and amortization for the period	(1,014)	(131)	(397)	(114)	—	(1,656)
Other non monetary items	(78)	(7)	(22)	(450)	—	(557)

	in € millions
Total assets	11,411	1,511	1,859	792	10,906	26,479

Segment liabilities	3,123	104	168	107	5,936	9,438
Financial debt and equity	—	—	—	—	17,041	17,041

Total liabilities and equity	3,123	104	168	107	22,977	26,479

Purchase of property, plant and equipment and intangible assets	1,816	216	264	123	125	2,544

Non allocated assets amounting to € 10.9 billion are mainly financial assets held by the Group, comprising cash and cash equivalent for € 2.9 billion, derivatives for € 2 billion, other financial assets for € 2.1 billion (including deposits and marketable securities), pension assets for € 1.9 billion.

Non allocated liabilities amounting to € 5.9 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 2.2 billion, derivatives for € 0.4 billion and trade payables and other creditors for € 3.1 billion.

Financial debts and equity are not allocated.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2005

	Passenger	Cargo	Maintenance	Other	Non allocated	Total
	in € millions
Total sales	15,471	2,516	2,578	1,207	—	21,772
Intersegment sales	(438)	(22)	(1,801)	(533)	—	(2,794)

External sales	15,033	2,494	777	674	—	18,978

Income from current operations	382	138	26	4	—	550
Income from operating activities	382	138	26	4	1,377	1,927
Share of profits (losses) of associates	22	—	—	51	—	73
Net cost of financial debt and other financial income and expenses	—	—	—	—	(230)	(230)
Income taxes					(133)	(133)

Net income from continuing operations	404	138	26	55	1,014	1,637

Net income from discontinued operations	—	—	—	—	59	59

Net depreciation and amortization for the period	(831)	(199)	(395)	(136)	—	(1,561)
Other non monetary items	(25)	—	2	367	—	344

	in € millions
Total assets	10,455	1,364	1,714	1,478	8,183	23,194

Segment liabilities	2,678	84	140	110	4,967	7,979
Financial debt and equity	—	—	—	—	15,215	15,215

Total liabilities and equity	2,678	84	140	110	20,182	23,194

Purchase of property, plant and equipment and intangible assets	1,499	173	223	142	94	2,131

Non allocated assets amounting to € 8.2 billion are mainly financial assets held by the Group, comprising cash and cash equivalent for € 2 billion, derivatives for € 0.4 billion, other financial assets for € 1.8 billion (including deposits and marketable securities), pension assets for € 1.8 billion.

Non allocated liabilities amounting to € 5 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 1.2 billion, trade payables and other creditors for € 3.3 billion.

Financial debts and equity are not allocated.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

5.2. Information by geographical area

Sales by geographical area

•  Year ended March 31, 2006

	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
	in € millions
Scheduled passenger	10,726	363	1,060	2,523	1,230	15,902
Other passenger sales	736	61	44	81	118	1,040

Total passenger	11,462	424	1,104	2,604	1,348	16,942

Scheduled cargo	1,169	36	170	337	961	2,673
Other cargo sales	139	5	8	25	32	209

Total cargo	1,308	41	178	362	993	2,882

Maintenance	887	—	—	—	9	896
Others	708	16	4	—	—	728

Total	14,365	481	1,286	2,966	2,350	21,448

•  Year ended March 31, 2005

	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
	in € millions
Scheduled passenger	9,718	348	939	1,997	1,097	14,099
Other passenger sales	700	57	33	48	96	934

Total passenger	10,418	405	972	2,045	1,193	15,033

Scheduled cargo	1,081	41	157	266	756	2,301
Other cargo sales	131	5	7	23	27	193

Total cargo	1,212	46	164	289	783	2,494

Maintenance	769	—	—	—	8	777
Others	642	21	11	—	—	674

Total	13,041	472	1,147	2,334	1,984	18,978

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Traffic sales by geographical area of destination

•  Year ended March 31, 2006

	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
	in € millions
Scheduled passenger	6,524	1,155	2,247	3,543	2,433	15,902
Scheduled cargo	75	186	320	833	1,259	2,673

Total	6,599	1,341	2,567	4,376	3,692	18,575

•  Year ended March 31, 2005

	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
	in € millions
Scheduled passenger	6,049	1,123	1,923	2,942	2,062	14,099
Scheduled cargo	76	183	297	699	1,046	2,301

Total	6,125	1,306	2,220	3,641	3,108	16,400

6.  External expenses

	Year ended March 31,
	2006	2005
	in € millions
Aircraft fuel	3,588	2,653
Chartering costs	605	558
Aircraft operating lease costs	637	595
Landing fees and en route charges	1,610	1,460
Catering	405	391
Handling charges and other operating costs	1,203	1,072
Aircraft maintenance costs	740	653
Commercial and distribution costs	1,232	1,404
Other external expenses	2,070	1,843

Total	12,090	10,629

The “Other external expenses” correspond mainly to rent expenses and insurance costs.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

7.  Salaries and number of employees

Salaries and related costs

	Year ended March 31,
	2006	2005
	in € millions
Wages and salaries	4,707	4,438
Pension contributions	414	394
Other social contributions	1,112	1,062
Expenses related to share-based compensation	29	69
Other expenses	95	31

Total	6,357	5,994

Average number of employees

	2006	2005
Flight deck crew	7,870	7,786
Cabin crew	20,294	19,829
Ground staff	74,258	74,462

	102,422	102,077
Including:
Managers	13,048	12,996
Supervisors and technicians	29,729	29,364
Other staff	31,481	32,102

	74,258	74,462
Pilots and cabin crew	26,517	25,995
Instructors	965	956
Management	682	664

	28,164	27,615

8. Depreciation, amortization and provisions

	Year ended March 31,
	2006	2005
	in € millions
Depreciation and amortization
Intangible assets	39	30
Flight equipment	1,371	1,280
Other property, plant and equipment	246	251

	1,656	1,561
Provisions
Fixed assets	—	34
Inventories	1	—
Trade receivables	12	7
Risks and contingencies	96	(13)

	109	28

Total	1,765	1,589

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

A description of changes in amortization and impairment is included in notes 16 and 17.

The detail of changes in inventory impairment is included in notes 22 and 23.

The movements in provisions for risks and charges are detailed in note 28.

9.  Other income and expenses

	Year ended March 31,
	2006	2005
	in € millions
Joint operation of routes	(61)	(47)
Operations-related currency hedges	25	12
Other	(40)	39

Total	(76)	4

10.  Other non-current income and expenses

	Year ended March 31,
	2006	2005
	in € millions
Sales of aircraft equipment	2	19

Gain on Amadeus GTD transaction	504	—
Restructuring costs	(1)	(21)
Disposal of subsidiaries and affiliates	3	(1)
Compensation on slot swaps	4	17
Other disposal of assets	2	9

Other non-current income and expenses	512	4

Gain on Amadeus GTD transaction

During the year ended March 31, 2005, Air France and the other air carrier shareholders in Amadeus GTD initiated discussions with private equity investment funds to launch, through a company, WAM Acquisition SA, in which they would become shareholders, a tender offer for Amadeus GTD at a price of € 7.35 per share. This Leveraged Buy Out (LBO) allowed Air France to recognize a gain, while remaining an Amadeus GTD shareholder through the new company. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled € 504 millions.

Disposal of subsidiaries and affiliates

No significant disposal of subsidiaries or affiliates occurred during the year ended March 31, 2006.

During the year ended March 31, 2005, the Group has sold Amadeus France SNC. Impacts of this disposal are described in note 13.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

11.  Net cost of financial debt and other financial income and expenses

	Year ended March 31,
	2006	2005
	in € millions
Income from cash and cash equivalents
Income from marketable securities	52	36
Other financial income	116	89

	168	125

Cost of financial debt
Loan interests	(205)	(284)
Lease interests	(220)	(83)
Capitalized interests	40	25
Other financial expenses	(7)	(5)

	(392)	(347)

Net cost of financial debt	(224)	(222)

Other financial income and expenses
Foreign exchange gains (losses), net	(13)	(2)
Change in fair value of financial assets and liabilities	6	—
Net (charge) release to provisions	(24)	(6)

	(31)	(8)

Total	(255)	(230)

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2006 is 3.76% (3.80% for the year ended March 31, 2005).

Net foreign exchange losses for the period include an unrealized net loss of € 8 millions (against € 4 millions for the year ended March 31st, 2005). The impact related to currency derivatives amounted to € (4) millions.

Net charge to provisions includes an impairment on shares of Alitalia amounted to € 9 millions, stock price decreasing in a significant way during the year ended March 31, 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

12.  Income taxes

12.1.  Income tax charge

	Year ended March 31,
	2006	2005
	in € millions
Current tax charge	(158)	(7)
Charge for the year	(158)	(7)
Adjustment of previous current tax charges	—	—

Deferred tax income / (charge)	(98)	(126)
Change in temporary differences	(54)	(114)
Change in tax rates	17	30
Use / recognition of tax loss carryforwards	(61)	(42)

Income tax (charge) / income	(256)	(133)

Tax on the net income from discontinued operations	—	(13)

Total income tax (charge) / credit	(256)	(146)

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

12.2.  Deferred tax booked directly in equity

	Year ended March 31,
	2006	2005
	in € millions
Hybrid instruments	(24)	—
Cash flow hedge	(541)	—

Total	(565)	—

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

12.3.  Effective tax rate

The difference between the standard tax rate in France and the effective tax rate is detailed as follows :

	Year ended March 31,
	2006		2005
	in € millions
Income before tax		1,200		1,697

Theoretical tax calculated with the standard tax rate in France	34.43%	414	34.93%	593
Differences in French / foreign tax rates		(17)		(14)
Negative goodwill		(2)		(473)
Non deductible expenses		51		27
Income taxed at non-current tax rates		(135)		7
Non-taxable income		(2)		(16)
Use of tax loss carryforwards		(4)		(8)
Change in tax rate		(17)		(30)
Adjustment of previous current tax charges		(4)		2
Tax on Amadeus GTD reserves		—		41
TSDI settlement		(28)		—
Other		—		4

Income tax expenses	21.3%	256	7.8%	133

The tax rate applicable in France was set at 34.43% by the 2005 French Financial Law for financial years closing from January 1st, 2006.

12.4.  Unrecognized deferred tax assets

	Year ended March 31,
(tax basis)	2006	2005
	in € millions
Temporary differences	98	89
Tax losses	355	373
Tax losses at non-current tax rates	100	106

Total	553	568

These unrecognized deferred tax assets represent future tax gains, and as of March 31st, 2006, are mainly due to subsidiaries tax loss carry forwards prior to the Air France group’s tax integration, as well as tax loss carry forwards in the Group’s UK subsidiaries.

Pursuant to Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18th, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions apply to financial years starting as of January 1st, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1st, 2004.

In the Netherlands, fiscal losses can be carried forward for an unlimited period.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

12.5.  Deferred tax recorded on balance sheet

	April 1, 2005	Amounts recorded in income statement	Amounts recorded in equity	Reclassification	March 31, 2006
	in € millions
Intangible assets	111	(8)	—	—	103
Flight equipment	691	(76)	1	—	616
Other property, plant and equipment	121	32	—	—	153
Investments in equity associates	46	(46)	—	—	—
Other non current financial assets	(103)	8	(1)	—	(96)
Pension assets	522	25	—	—	547
Other non current assets	7	(1)	271	—	277
Other short term financial assets	1	—	1	—	2
Other current assets	4	(47)	323	—	280
Provisions and retirement benefits – non current	(71)	91	—	—	20
Long-term debt	(517)	44	25	—	(448)
Other non-current liabilities	(1)	1	(38)	—	(38)
Provisions – current	(24)	(10)	—	—	(34)
Short term portion of long-term debt	(40)	(56)	—	—	(96)
Other current liabilities	(7)	3	(17)	—	(21)
Others	(39)	76	—	(4)	33
Deferred tax corresponding to fiscal losses	(528)	62	—	—	(466)
Deferred tax (Asset) / Liability	173	98	565	(4)	832

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	April 1, 2004	Amounts recorded in income statement	Acquisition of KLM	March 31, 2005
	in € millions
Intangible assets	(3)	(22)	136	111
Flight equipment	833	131	(273)	691
Other property, plant and equipment	57	(18)	82	121
Investments in equity associates	5	41	—	46
Other non current financial assets	(99)	(2)	(2)	(103)
Pension assets	—	(75)	597	522
Other non current assets	(1)	8	—	7
Other short term financial assets	1	13	(13)	1
Inventories	—	(2)	2	—
Account receivables	—	(7)	7	—
Other current assets	(26)	30	—	4
Cash and cash equivalents	3	(3)	—	—
Provisions and retirement benefits – non current	(76)	12	(7)	(71)
Long-term debt	(509)	(5)	(3)	(517)
Other non-current liabilities	—	(1)	—	(1)
Provisions – current	3	(27)	—	(24)
Short term portion of long-term debt	(27)	(13)	—	(40)
Other current liabilities	(5)	14	(16)	(7)
Others	(38)	15	(16)	(39)
Deferred tax corresponding to fiscal losses	(391)	49	(186)	(528)
Deferred tax (Asset) / Liability	(273)	138	308	173

13.  Discontinued operations

During the 2005-06 financial year, the Group initiated no disposal process which could be considered as a “discontinued operation”.

As of December 30, 2004 the Group sold its shares in Amadeus France SNC to Amadeus GTD. This company’s activity was to distribute the Amadeus booking system in France. The conditions allowing its classification as a “discontinued activity” occurred as of April 1, 2004. Amadeus France SNC was therefore reclassified from April 1, 2004 until December 30, 2004. Previously, Amadeus France SNC’s activity was disclosed in the “Passenger” segment.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

13.1.  Net income from discontinued operations

Information regarding discontinued operations :

	Year ended March 31,
	2006	2005
	in € millions
Sales	—	71
Expenses	—	(65)
Gain on disposal	—	66
Income before tax	—	73
Income taxes	—	(13)

Net income from discontinued operations	—	59

The gain on the disposal of subsidiaries and affiliates (€ 66 millions) is mainly due to proceeds on the sale of Amadeus France SNC to Amadeus GTD at December 30, 2004. This company was previously fully consolidated in the Air France-KLM consolidated financial statements. Between April 1, 2004 and December 30, 2004, the disposal date, operations of Amadeus France SNC have been classified as discontinued activities.

13.2.  Impact on the cash flows statement of discontinued activities

Amadeus France’s contribution to the cash flows statement of the Group is as follows :

	Year ended March 31,
	2006	2005
	in € millions
Cash flow from operating activities	—	6
Cash flow from investing activities	—	66
Cash flow from financing activities	—	(4)

14.  Earnings per share

Earnings per share are calculated by dividing the income for the period—Group share by the average number of shares outstanding during the period.

Diluted earnings per share are calculated by dividing the income for the period—Group share adjusted of effects of dilutive instruments’ exercise, by the average weighted number of shares outstanding during the period, adjusted for the effect of all dilutive potential ordinary shares.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

14.1.  Income for the period—Group share(*) per share

Reconciliation of income used to calculate earnings per share

	Year ended March 31,
	2006	2005
	in € millions
Income for the period – Group share (*)	913	1,710

Dividends to be paid to priority shares	—	—

Income for the period – Group share (*) (used to calculate basic earnings per share)	913	1,710

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)	10	—

Income for the period – Group share (*) (used to calculate diluted earnings per share)	923	1,710

(*)	corresponds to the result attributable to the stockholders of Air France - KLM

Reconciliation of the number of shares used to calculate earnings per share

The number of shares used to calculate earnings per share breaks down as follows :

	Year ended March 31,
	2006	2005
	in € millions
Weighted average number of :
– Ordinary shares issued	269,383,518	264,898,897
– Treasury stock held regarding stock option plan	(5,107,510)	(4,440,889)
– Treasury stock held in stock buyback plan	(852,430)	(1,752,865)

Number of shares used to calculate basic earnings per share	263,423,578	258,705,143

Weighted average number of ordinary shares :
– Conversion of convertible bonds	20,628,132	—
– Exercise of stock options	175,362	189,861

Number of potential ordinary shares	20,803,494	189,861

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	284,227,072	258,895,004

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

14.2.  Net income from continuing operations

Reconciliation of income used to calculate net income from continuing operations per share

Income used to calculate net income from continuing operations per share breaks down as follows :

	Year ended March 31,
	2006	2005
	in € millions
Net income from continuing operations	921	1,637
Dividends to be paid to priority shares	—	—
Net income from continuing operations
(used to calculate basic earnings per share)	921	1,637

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)	10	—

Net income from continuing operations
(used to calculate diluted earnings per share)	931	1,637

Reconciliation of the number of shares used to calculate net income from continuing operations per share

The reconciliation of the number of shares used to calculate net income from continuing operations per share is presented in note 14.1.

14.3.  Net income from discontinued operations per share

Net income from discontinued operations per share

	Year ended March 31,
	2006	2005
	in euros
Net income from discontinued operations per share (basic)	—	0.23
Net income from discontinued operations per share (diluted)	—	0.23

Reconciliation of income used to calculate net income from discontinued operations per share

	Year ended March 31,
	2006	2005
	in € millions
Net income from discontinued operations	—	59
Dividends to be paid to priority shares
Net income from discontinued operations
(used to calculate basic earnings per share)	—	59

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)

Net income from discontinued operations
(used to calculate diluted earnings per share)	—	59

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of the number of shares used to calculate net income from discontinued operations per share

The reconciliation of the number of shares used to calculate net income from discontinued operations per share is presented in note 14.1

14.4.  Non dilutive instruments

•  As of March 31, 2006

As of March 31, 2006, non dilutive instruments comprise 45,090,617 equity warrants for new or existing shares, described in note 26.1 (45,093,299 as of March 31, 2005), and 3,821,040 stock options described in note 27, for an average exercice price of € 15.59 (4,763,763 stock options for an average exercise price of € 15.76 as March 31, 2005).

•  As of March 31, 2005

Following the Exchange Offer for KLM shares into Air France-KLM shares in May 2004, 45,093,299 Equity Warrants for new or existing shares were issued in May 2004. These instruments are described in note 26.1.

14.5.  Instruments issued after the closing date

No instrument was issued after the closing date.

15.  Goodwill

Detail of consolidated goodwill

The details of consolidated goodwill as of March 31, 2006 and 2005 is as follows:

	Year ended March 31,
	2006			2005
	Gross value	Impairment	Net value	Gross value	Impairment	Net value
	in € millions
UTA	112	—	112	112	—	112
Régional	60	—	60	60	—	60
Britair	18	—	18	18	—	18
Cityjet	11	—	11	11	—	11
Others	7	—	7	4	—	4

Total	208	—	208	205	—	205

Goodwill has been allocated to the « Passenger » business.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Movement in net book value of goodwill

	Year ended March 31,
	2006	2005
	in € millions
Opening balance	205	202
Additions	3	3

Closing balance	208	205

16.  INTANGIBLE ASSETS

	Trademarks and slots	Customers relationships	Other intangible assets	Total
	in € millions
Gross value
Amount as of April 1, 2004	26	—	135	161
Additions	—	—	23	23
KLM acquisition	280	107	48	435

Amount as of March 31, 2005	306	107	206	619

Additions	1	—	29	30
Disposals	(2)	—	(11)	(13)
Transfer	—	—	3	3

Amount as of March 31, 2006	305	107	227	639

Depreciation and impairment
Amount as of April 1, 2004	(2)	—	(135)	(137)
Charge to depreciation	—	(15)	(15)	(30)
Transfers	2	—	(17)	(15)

Amount as of March 31, 2005	—	(15)	(167)	(182)

Charge to depreciation	—	(18)	(21)	(39)
Releases on disposal	—	2	11	13
Transfer	—	—	(3)	(3)

Amounts as of March 31, 2006	—	(31)	(180)	(211)

Net value
as of April 1, 2004	24	—	—	24
as of March 31, 2005	306	92	39	437
as of March 31, 2006	305	76	47	428

Trademarks KLM and Transavia and slots were acquired by the Group with the acquisition of KLM. These intangible assets have an indefinite life as the nature of these assets means they have no time limit.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

17.  TANGIBLE ASSETS

Change by category

	Flight equipment				Other tangible assets				Assets in progress	Total
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equipment and fittings	Other	Total
	in € millions
Gross value
Amount as of April 1, 2004	4,343	1,452	1,155	6,950	1,234	594	683	2,511	697	10,158
Additions	439	174	914	1,527	100	80	91	271	340	2,138
Disposals	(512)	(108)	(326)	(946)	(52)	(32)	(32)	(116)	—	(1,062)
KLM acquisition	1,026	1,997	291	3,314	553	144	28	725	315	4,354
Transfer	328	203	(299)	232	77	7	(4)	80	(138)	174
Currency translation adjustment	(28)	211	(1)	182	—	—	(1)	(1)	(20)	161

Amounts as of March 31, 2005	5,596	3,929	1,734	11,259	1,912	793	765	3,470	1,194	15,923

Additions	613	62	511	1,186	49	62	52	163	1,199	2,548
Disposals	(227)	(101)	(302)	(630)	(19)	(37)	(21)	(77)	(59)	(766)
Changes in consolidation scope	—	—	—	—	—	7	2	9	(32)	(23)
Transfers	231	310	324	865	139	26	(23)	142	(1,052)	(45)
Currency translation adjustment	11	—	—	11	—	(2)	—	(2)	14	23

Amount as of March 31, 2006	6,224	4,200	2,267	12,691	2,081	849	775	3,705	1,264	17,660

Depreciation and impairment
Amount as of April 1, 2004	(528)	(103)	(436)	(1,067)	(640)	(436)	(485)	(1,561)	—	(2,628)
Charge to depreciation	(508)	(444)	(362)	(1,314)	(106)	(69)	(76)	(251)	—	(1,565)
Releases on disposal	282	25	300	607	25	21	24	70	—	677
Changes in consolidation scope	—	—	—	—	2	—	22	24	—	24
Transfers	(90)	83	(143)	(150)	—	(1)	(23)	(24)	—	(174)
Currency translation adjustment	26	4	(2)	28	(2)	5	1	4	—	32

Amount as of March 31, 2005	(818)	(435)	(643)	(1,896)	(721)	(480)	(537)	(1,738)	—	(3,634)

Charge to depreciation	(591)	(294)	(485)	(1,370)	(110)	(73)	(64)	(247)	—	(1,617)
Releases on disposal	171	39	245	455	14	33	17	64	—	519
Change sin consolidation scope	—	—	—	—	—	—	—	—	—	—
Transfers	(32)	32	—	—	1	7	37	45	—	45
Currency translation adjustment	3	(1)	(3)	(1)	—	—	—	—	—	(1)

Amount as of March 31,,2006	(1,267)	(659)	(886)	(2,812)	(816)	(513)	(547)	(1,876)	—	(4,688)

Net value
as of April 1, 2004	3,815	1,349	719	5,883	594	158	198	950	697	7,530
as of March 31, 2005	4,778	3,494	1,091	9,363	1,191	313	228	1,732	1,194	12,289
as of March 31, 2006	4,957	3,541	1,381	9,879	1,265	336	228	1,829	1,264	12,972

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 34 details the amount of pledged tangible assets.

Commitments to property purchases are detailed in notes 33 and 34.

The net value of tangible assets financed under capital lease amounts to € 3,912 millions as of March 31, 2006 (€ 3,710 millions as of March 31, 2005).

18.  CAPITAL EXPENDITURE

The detail of investments in property, plant and equipment and intangible assets presented in the consolidated cash flow statements is as follows:

	Year ended March 31,
	2006	2005
	in € millions
Acquisition of tangible assets	2,548	2,138
Acquisition of intangible assets	30	23
Accounts payable on acquisitions	(34)	(30)

	2,544	2,131

19.  EQUITY AFFILIATES

Movements over the period

The table below presents the movement in equity affiliates :

	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair	Other	Total
	in € millions
Value of share in investment as at March 31, 2004	287	31	—	21	339

Share in net income of equity affiliates	50	3	9	11	73
Distributions	(8)	(2)	—	—	(10)
Changes in consolidation scope	—	—	146	29	175
Transfers and reclassifications	—	2	—	—	2
Currency translation adjustment	—	(2)	—	—	(2)

Value of share in investments as of March 31, 2005	329	32	155	61	577

Share in net income of equity affiliates	14	4	(59)	18	(23)
Distributions	—	(3)	(1)	(3)	(7)
Changes in consolidation scope	—	—	—	5	5
Amadeus transaction	(343)	—	—	—	(343)
Transfers and reclassifications	—	—	(3)	—	(3)
Currency translation adjustment	—	—	—	(2)	(2)

Value of share in investment as of March 31, 2006	—	33	92	79	204

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

During the year ended March 31, 2005, Air France and the other airline shareholders of Amadeus GTD began negotiations with private equity investors to launch a bid for Amadeus GTD at a price of €7.35 per share through WAM Acquisition a company, in which they would be partners. This Leverage Buy Out (LBO) enabled Air France to externalize its potential capital gains, while remaining a shareholder of Amadeus GTD through WAM Acquisition. This equity affiliate in the Air France-KLM group’s consolidated accounts contributes for a nil value for the year ended March 31, 2006.

In addition, an impairment charge has been recorded on the Company’s investment in Martinair for an amount of 59 million euros.

As of March 31, 2006, the ownership structure of WAM Acquisition was as follows: 23.4% Air France, 11.7% Iberia, 11.7% Lufthansa and 53.2% Amadelux Investments. The ownership structure of Alpha plc was as follows: 27% Servair ; the other shareholders are mainly institutional investors. The KLM and P&O Nedlloyd Groups each hold 50% of the capital of Martinair.

As of March 31, 2005, Air France held 23.4% of Amadeus GTD, Iberia 18.3%, Lufthansa 5% and the general public 53.3%. Amadeus was listed for trading on a regulated market and the market value of Amadeus shares owned by the Group amounted to € 1,003 millions.

The ownership structure of Alpha plc was as follows: 27% by Servair ; the other shareholders were mainly institutional investors. The KLM and P&O Nedlloyd Groups each held 50% of the capital of Martinair.

Simplified accounts of the main equity affiliates

The equity affiliates as of March 31, 2006 mainly concerned the following companies, in which the Group has a significant stake.

–	WAM Acquisition (Group publishing consolidated financial statements)

This Group develops booking tools and technology solutions dedicated to business and leisure travels. This expertise makes it the global partner of choice for : travel agents, rail and airlines operators, hotel chains, car rental companies. Furthermore, the Group also partners businesses involved in the reservation and management of business travel.

–	Alpha Airport PLC (Group publishing consolidated financial statements)

The Alpha Airports Group provides retail and catering services for airlines and airports. The Group operates over 150 retailing and catering outlets in 74 airports in 13 countries across five continents. The Group’s inflight catering business offers a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group also provides inflight sales services.

The Alpha Airport Group offers airport customers customized retail and catering services. The Group operates stores at 26 airports in the United Kingdom and Ireland, 2 airports in the USA, 2 airports in Turkey and 3 airports on the Indian sub-continent.

–	Martinair (Group publishing consolidated financial statements)

Located in the Netherlands, Martinair’s core business is the air transport of passengers and freight out of Amsterdam.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following accounting information for the 2005 and 2006 financial years are not adjusted by consolidation adjustments.

	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair
	31/12/2004	31/01/2005	31/12/2004
	in € millions
% holding as of March 31, 2005	23.4%	26.2%	50.0%
Operating revenues	2,057	715	959
Operating income	343	22	23
Net income	208	13	13
Stockholders’ equity as of March 31, 2005	942	62	318
Total assets	1,675	243	682
Total liabilities and stockholder’s equity	1,675	243	682

	31/07/2005 (one month)	31/01/2006	31/12/2005
% holding as of March 31, 2006	23.4%	26.1%	50.0%
Operating revenues	180	807	1,121
Operating income/loss	(68)	30	22
Net income	(89)	20	17
Stockholders’ equity as of March 31, 2006	21	62	322
Total assets	5,252	294	710
Total liabilities and stockholders’ equity	5,252	294	710

Other information

The share of WAM Acquisition’s loss that has not been recorded in the Group’s consolidated financial statements amounted to € (21) millions for the year ended March 31, 2006. This amount represents the part of the Group in the first financial year of one month for the year ended July 31, 2005 of WAM Acquisition. Given the negative net equity after neutralization of amounts reinvested by the Air France-KLM Group, its contribution to consolidated financial statements is nil.

20.  Pension assets

The changes of the pension asset recorded in the balance sheet are as follows :

	Year ended March 31,
	2006	2005
	in € millions
Opening balance	1,767	23
Net periodic pension cost for the period	(115)	(106)
Contributions paid to the funds	249	226
Acquisition of KLM	—	1,624
Currency translation adjustment	2	—
Closing balance	1,903	1,767

The detail of this pension asset is presented in note 28.1.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

21.  Other financial assets

	Year ended March 31,
	2006		2005
	Current	Non current	Current	Non current
	in € millions
Marketable securities	865	—	578	—
Treasury shares	—	—	—	27
Loans and receivables	65	1,130	45	986
Miscellaneous financial assets	2	24	31	75
Financial assets available for sale	—	77	—	57
Other	—	—		15

Impairment	—	(49)	—	(47)

Total	932	1,182	654	1,113

Treasury shares

As of April 1, 2005, due to the implementation of IAS 32 and 39, treasury shares held are presented as a reduction of equity and therefore no longer appear in financial assets.

Loans and receivables

Loans and receivables mainly include deposits on flight equipment operating and capital leases.

Financial assets available for sale

	Fair Value	% interest	Stockholder’s equity	Net income	Stock price (in €)	Closing date
	in € millions
As of March 31, 2006
Alitalia (*)(**)	32	2.00%	1,462	(167)	1.15	December 2005
Austrian Airlines (*)	4	1.50%	566	(129)	8.39	December 2005
Opodo	3	5.94%	(4)	(50)	NA	December 2004
Voyages Fram	9	8.70%	123	(17)	NA	December 2004
Others	29

As of March 31, 2005
Alitalia (*)	16	2.00%	1,264	(520)	0.228	December 2004
Austrian Airlines (*)	9	1.50%	631	40	7.87	December 2004
Opodo	—	8.30%	(15)	(64)	NA	December 2003
Voyages Fram	9	8.7%	142	(15)	NA	December 2003
Others	23

(*)	Listed company
(**)	A reverse stock split occurred during the financial year, which replaced 30 old shares with 1 new share.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

22.  Inventory and work in progress

The detail of inventory and work in progress as of March 31, 2006 and 2005 is as follows:

	Year ended March 31,
	2006	2005
	in € millions
Aeronautical spare parts	331	305
Other supplies	134	125
Production work in progress	2	55

Gross value	467	485

Opening valuation allowance	(103)	(116)
Charge allowance	(29)	—
Use of allowance	5	—
Releases of allowance no longer required	—	13

Closing valuation allowance	(127)	(103)

Net value of inventory	340	382

23.  Trade accounts receivable

	Year ended March 31,
	2006	2005
	in € millions
Passenger	1,330	977
Cargo	392	330
Maintenance	303	382
Airlines	503	438
Other	97	247

Gross value	2,625	2,374

Opening valuation allowance	(102)	(99)
Charge to allowance	(17)	(30)
Use of allowance	12	27

Closing valuation allowance	(107)	(102)

Net value	2,518	2,272

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

24.  Other assets

	Year ended March 31,
	2006		2005
	Current	Non current	Current	Non current
	in € millions
Suppliers with debit balances	70	—	153	—
State	79	7	82	—
Group and associates	35	—	16	—
Derivative instruments	1,022	973	88	299
Prepayments	294	—	304	—
Other debtors	261	102	331	37

Gross value	1,761	1,082	974	336

Opening valuation allowance	(5)	—	(5)	—
Charge to allowance	—	—	—	—
Use of allowance	—	—	—	—
Release of allowance no longer required	—	—	—	—

Closing valuation allowance	(5)	—	(5)	—

Net realizable value of other assets	1,756	1,082	969	336

25.  Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

	Year ended March 31,
	2006	2005
	in € millions
Negotiable debt securities	25	32
Mutual funds (SICAV)	2,062	963
Bank deposits	639	654
Cash in hand	220	398

Total	2,946	2,047

The effective interest rate for term deposits for the year ended March 31, 2005 amounted to 2.26%, compared with 2.69% for the year ended March 31, 2006.

26.  Equity attributable to equity holders of Air France-KLM SA

26.1.  Issued capital

As of March 31, 2006, the issued capital of Air France-KLM represented 269,383,518 fully paid-up shares. Each share is entitled to one vote. The nominal value of each share amounts to 8.5 euros.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Breakdown of stock and voting rights

The breakdown of stock and voting rights is as follows :

	Year ended March 31,
	% stock		% of voting rights
	2006	2005	2006	2005
French State	18%	23%	19%	24%
Employees and former employees	14%	12%	14%	12%
Treasury shares	2%	2%	—	—
Other	66%	63%	67%	64%

	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions (BASA) were issued. Three BASAs give the holder the right to purchase and/or subscribe to two new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Company’s discretion, upon exercise of the BASA. The maximum potential increase in the equity capital of Air France-KLM is € 601 millions. As the exercise price of the BASA is higher than the Air France-KLM stock price, they are not taken into account for the calculation of diluted earnings per share.

26.2.  Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by Air France-KLM.

	Year ended March 31,
	2006	2005
	in € millions
Equity part of Hybrid instruments	46	—
Other paid-in capital	384	384

	430	384

26.3.  Treasury shares

As of March 31, 2006, the Group held 4,129,088 shares of its own stock. The Group also held 21,047 shares of its own stock within the framework of a liquidity agreement approved by the Shareholders’ Meeting of July 12, 2005. All these treasury shares are classified as a reduction of equity as of March 31, 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As at March 31, 2005, shares held by the Group were classified as marketable securities for an amount of € 27 millions, Air France-KLM having implemented IAS 32 and 39 as of April 1, 2005 and in accordance with the exemption provided by IFRS 1.

26.4.  Reserves and retained earnings

	Year ended March 31,
	2006	2005
	in € millions
Legal reserve	46	46
Statutory reserve	1,059	1,133
Other reserves	3,054	365
Net income (loss)	913	1,710

Total	5,072	3,254

As of March 31, 2006, the legal reserve of € 46 millions represents 2% of Air France-KLM’s issued capital. French company law requires that a limited company (société anonyme) allocate 5% of its unconsolidated statutory net result each year to this legal reserve until it reaches 10% of the company’s issued capital. The amount allocated to this legal reserve is deducted from the distributable income for the current year. This restriction on the payment of dividends also applies to each of the French subsidiaries on an individual statutory basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Other reserves also include (i) the distributable reserves corresponding to the parent company Air France-KLM’s share of income which was appropriated to reserves by annual shareholders meetings, and (ii) to the aggregate results of consolidated subsidiaries.

Distributable income and reserves

	Year ended March 31,
	2006	2005
	in € millions
Distributable reserves	1,053	1,129
Net income (loss), Group share	913	1,710

Distributable income	1,966	2,839

The Board of Directors proposed a dividend distribution amounting to € 80 millions (€ 0.30 per share) which is subject to approval by the shareholders at the annual general meeting to be held on July 12, 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

27.  SHARE BASED COMPENSATION

As of March 31, 2006, outstanding share-based compensation plans were:

Plans	Grant date	Number of shares granted	Start date for option exercise	Date of expiry	Exercise price (euros)	Number of options exercised as of 31/03/2006
Stock-options plans
KLM	30/06/2000	34,419	30/06/2003	20/10/2005	32.86	—
KLM - actions A	30/06/2001	343,642	30/06/2004	20/10/2006	20.44	—
KLM - actions B	30/06/2001	114,162	30/06/2004	20/10/2006	16.22	65,400
KLM - actions A	30/06/2002	341,350	30/06/2004	19/10/2007	12.80	223,948
KLM - actions B	30/06/2002	119,105	30/06/2004	19/10/2007	10.07	89,142
KLM	30/06/2003	355,379	30/06/2004	30/06/2008	6.48	272,768
KLM	30/06/2004	463,884	30/06/2004	25/06/2009	13.19	—
KLM	31/07/2005	390,609	31/07/2005	16/07/2010	13.11	—

Other plans :
Air France - ESA (*) 1998 pilots	01/05/1999	15,023,251	N/A	31/05/1999	14.00	15,023,251
Air France – ESA (*) 1998 options	30/05/2000	3,516,596	31/05/2005	31/05/2007	15.75	868,070
Air France - KLM-ESA (*) 2003	01/02/2005	12,612,671	N/A	21/02/2005	14.00	12,612,671
Air France - KLM- ORS (**)	01/02/2005	8,414,273	N/A	21/02/2005	14.30	8,414,273

(*)	ESA : Shares-for-salary exchange
(**)	ORS : Offer reserved for employees

27.1.  Plans granted prior to November 7, 2002

In accordance with the transitional provisions of IFRS 2, only plans granted after November 7, 2002 and not yet vested as of April 1, 2004 were valued and recorded as salary expense. IFRS 2 is therefore not applicable to the plans described below :

On October 28, 1998, Air France signed an agreement granting Air France shares to pilots in return for a reduction in salary (these shares being attributed by the French State, the major shareholder at the time). The offer was launched on May 1, 1999 and closed on May 31, 1999. By the end of the offer, 15,023,251 shares were allocated to pilots. Payment for these shares, priced at € 14, would be made through a reduction in salary spread over (i) a 7 year period for 10,263,001 shares and (ii) the remaining career of pilots for the remaining 4,760,250 shares.

Moreover, within the same agreement, Air France also granted 3,516,596 stock purchase options on May 30, 2000 to certain of its employees. These options will be exercisable at € 15.75 per share between May 31, 2005 and May 31, 2007. These options were granted without vesting conditions of service and were considered vested at their grant date May 30, 2000.

As of March 31, 2006, 868,070 of these options had been exercised and 50,290 forfeited. As of March 31, 2005, none of these options had been exercised and 19,659 had been forfeited.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

27.2.  Plans granted after November 7, 2002

Stock-option plans

Prior to the combination with Air France, members of the board of Directors and the key executives of KLM had been granted KLM stock options.

Within the combination agreement between KLM and Air France, stock-options and SAR (Share Appreciation Rights) that were not exercised during the operation were modified on May 4, 2004, so that their holders could purchase Air France-KLM shares and SARs attached to Air France-KLM shares.

The shares held by KLM within this plan were converted into Air France-KLM shares and transferred to a foundation whose sole purpose is their retention until the stock options are exercised or forfeited.

The fair value of these options, amounting to € 10 millions, was determined at the acquisition date of KLM (i.e. May 1, 2004) using the Black and Scholes model with the following assumptions:

Fair value at grant date (in € millions)	10

Share price (in €)	16.61
Option exercise price (in €)	Between € 6.48 and € 32.86
Estimated volatility of dividends on the shares	33.7%
Option duration	Between 0.46 and 4.17 years
Share’s expected dividend yield	1.40%
Risk free interest rate	Between 2.06% and 3.26%

The changes in options during the years ended March 31, 2006 and 2005 are as follows:

	Average exercise price (€)	Number of options
Options outstanding as of April 1, 2004
KLM acquisition	13.54	1,771,941
Options forfeited during the period	—	—
Options exercised during the period	7.31	(112,673)
Options granted during the period	—	—

Options outstanding as of March 31, 2005	13.97	1,659,268

Options forfeited during the period	26.18	(58,512)
Options exercised during the period	10.71	(538,585)
Options granted during the period	13.11	390,609

Options outstanding as of March 31, 2006	14.45	1,452,780

2003 Shares-for-salary exchange (ESA 2003)

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of € 14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

These shares were allocated by the French State, the largest Air France-KLM shareholder, subject to payment of a € 109 millions balance by Air France-KLM. The wage concessions cover the period from May 2005 to May 2011. The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely 14.30 euros and amounts to € 180 millions. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011.

Offer Reserved for Employees (ORS)

Pursuant to the privatization law of August 6, 1986, the French State, the main Air France-KLM shareholder, on February 1, 2005, offered employees the opportunity to subscribe to Air France-KLM shares under the following preferential conditions:

–	a subscription price at a 20% discount to the market price of the Air France-KLM share;

–	the allocation of bonus shares ;

–	an employer’s contribution of up to 40% of the amount subscribed by employees ;

–	payment facilities.

The offering covered a maximum of 8,414,273 shares. At the close of the offer, on February 21, 2005, the entire offering had been taken up to. No vesting conditions were applicable after the allocation date of this scheme. The service cost within the framework of this scheme was calculated on the basis of the Air France-KLM share price at the date on which the offer closed, namely 14.30 euros, except for the employer’s contribution which was accounted for on the basis of its nominal value. Given that this scheme was not subject to any vesting condition, a cost of € 69 millions was recorded in the year ended March 31, 2005.

Salary expenses related to share-based compensation

Their breakdown is as follows:

	Year ended March 31,
	Note	2006	2005
	in € millions
ESA 2003		(29)	—
ORS		—	(69)
Stock option plan		—	—

Salary expense	7	(29)	(69)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

28.  Provisions and retirement benefits

	Retirement benefits note 28.1	Restitution of aircraft	Restructuring	Litigation	Others	Total
	in € millions
Amount as of April 1, 2004	658	279	13	64	51	1,065

New provision	102	139	18	12	89	360
Use of provision	(50)	(80)	(45)	(7)	(23)	(205)
Reversal of unnecessary provisions	—	(59)	—	(2)	—	(61)
Acquisition of KLM	347	67	59	—	—	473
Currency translation adjustment	(4)	5	3	—	3	7
Discount impact	—	1	—	—	—	1

Amount as of March 31, 2005	1,053	352	48	67	120	1,640
On which : non current	1,053	281	16	61	105	1,516
Current	—	71	32	6	15	124

New provision	74	136	1	63	39	313
Use of provision	(129)	(112)	(31)	(14)	(18)	(304)
Reversal of unnecessary provisions	—	(17)	(1)	—	—	(18)
Currency translation adjustment	7	—	—	—	—	7
Discount impact	—	7	—	—	—	7

Amount as of March 31, 2006	1,005	366	17	116	141	1,645
On which : non current	1,005	261	—	66	121	1,453
Current	—	105	17	50	20	192

28.1.  Retirement benefits

The Group has a large number of retirement plans for the majority of its employees. The specific characteristics (benefit formulas, funding policies and types of assets held) of the plans vary according to the regulations and laws in the particular country in which the employees are located. Several of the plans are defined benefit plans.

The € 7,627 millions increase in obligation and € 8,912 millions increase in the value of the plan’s pension fund assets were due to the acquisition of KLM, as of April 30, 2004. These amounts correspond to the fair value of obligations and plan assets at the date of the inclusion of KLM in the consolidation scope. They are shown in the breakdown of pension benefit obligations and other benefits on the line “Acquisition of KLM”.

The Group has accounted for the actuarial gains and losses directly in equity as of April 1, 2004, the transition date to IFRS, in accordance with the exemptions provided by IFRS 1.

Since April 1, 2004, the Group amortizes actuarial gains and losses if at the beginning of the period the net unrealized actuarial gain or loss exceeds 10% of the greater of the projected obligation or the market value of plan assets.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Ceiling of the pension fund surplus

For a certain number of pensions obligations, the Group funds pensions funds.

The obligations of KLM Group are for the most part funded in accordance with the Dutch regulation and the company’s collective agreement. With regard to the level of coverage of the commitments, particularly for the pilots’ program, significant “safeguard” constraints force the company to be always in a position of “over-coverage”.

Actuarial assumptions used

Actuarial valuations of the Group’s benefit obligation were computed as of March 31, 2006 and 2005. These calculations include :

•  Assumptions on staff turnover, life expectancy and salary inflation.

•  A retirement age of 55 to 65 depending on localizations and applicable laws.

•  Discount rates used to determine the actuarial present value of the projected benefit obligations are as follows :

Year ended March 31,
	2006	2005
Euro zone	Between 4.1% and 4.5%	Between 4.5% and 5.25%
United Kingdom	Between 4.8% and 4.9%	Between 5.3% and 5.4%
USA-Canada	Between 4.8% and 5.8%	Between 5.25% and 6.5%
Other countries	Between 1.7% and 15.25%	Between 1.9% and 11%

•  Expected long-term rates of return for plan assets are as follows :

	Year ended March 31,
	2006	2005
Euro zone	Between 4.0% and 7.0%	Between 5% and 7%
United Kingdom	Between 6.1% and 6.8%	6.8%
USA-Canada	Between 6.1% and 6.8%	Between 6.8% and 7.5%
Other countries	Between 0.5% and 12.0%	Between 4.8% and 11%

•  Assumption on increase in healthcare costs :

	Year ended March 31,
	2006	2005
USA-Canada	10.0%	8.5%

A +/- 1 point variation in the increase in healthcare costs would have no significant impact on the projected benefit obligation, or the accumulated service cost and nor on the interest cost.

On average, the main assumptions used in the actuarial valuations of obligations are summarized below :

	Year ended March 31,
	Pension benefits		Other benefits
	2006	2005	2006	2005
Discount rate	4.49%	4.55%	4.49%	4.55%
Salary inflation rate	2.70%	2.91%	N/A	N/A
Expected long-term rate of return on plan assets	5.70%	5.13%	N/A	N/A

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Changes in obligations

The following chart details the reconciliation between the benefits obligation and plan assets of the Group and the amounts recorded in the financial statements for the years ended March 31, 2006 and 2005.

	Pension benefits		Other benefits
	2006	2005	2006	2005
	(in € millions)
Benefit obligation at beginning of year	10,313	1,680	115	3

Service cost	359	275	2	2
Interest cost	461	447	6	5
Employees’ contribution	36	32	—	—
Plan amendments	49	16	—	—
Acquisition of KLM	—	7,528	—	99
Settlements / curtailments	(11)	(1)	(55)	—
Benefits paid	(398)	(352)	(5)	(8)
Actuarial loss / (gain)	106	707	8	14
Currency translation adjustment	6	(19)	3	—

Benefit obligation at end of year	10,921	10,313	74	115

Fair value of plan assets at beginning of year	10,782	1,024	—	—
Actual return on plan assets	1,747	913	—	—
Employers’ contributions	358	261	—	—
Employees’ contributions	37	32	—	—
Acquisition of KLM	—	8,912	—	—
Settlements / curtailments	(6)	—	—	—
Benefits paid	(383)	(345)	—	—
Currency translation adjustment	3	(15)	—	—

Fair value of plan assets at end of year	12,538	10,782	—	—

Funded status	1,617	469	(74)	(115)
Unrecognized prior service cost	59	25	—	—
Unrecognized actuarial (gains) / losses	(710)	322	6	13

Prepaid (accrued) pension cost	966	816	(68)	(102)

Amounts recorded in the balance sheet :
Pension asset (note 20)	1,903	1,767	—	—
Provision for retirement benefits	(937)	(951)	(68)	(102)

Net amount recognized	966	816	(68)	(102)

Net periodic pension cost :
Service cost	359	275	2	2
Interest cost	461	447	6	5
Expected return on plan assets	(616)	(532)	—	—
Settlement / curtailment	(8)	—	(44)	—
Amortization of prior service cost	12	15	—	—
Amortization of unrecognized actuarial (gain) loss	16	(4)	4	—
Other	(1)	—	—	—

Net periodic pension cost	223	201	(32)	7

Amount of obligation calculated with salaries at the end of the year (Accumulated Benefit Obligation) :
All plans	9,656	9,081
Plans with an accumulated benefit obligation in excess of plan assets	965	1,793	—	—

Except for the KLM pension plans, for which the balance is a net asset fully recorded as a non current asset, all the obligation is recorded as non-current.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Asset allocation

The weighted average allocation of funds invested in Group pension plans as of March 31, 2006 and 2005 is as follows :

	Year ended March 31,
	Funds invested
	2006	2005
Equities	40%	50%
Bonds	48%	37%
Real estate	10%	10%
Short term investments	—	2%
Other	2%	1%

Total	100%	100%

Expected cash outflows

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years :

Pensions and similar benefits
in € millions
Estimated benefit and contribution payments :
2007	371
2008	395
2009	431
2010	459
2011	495
2012-2016	2,825

28.2.  Other provisions

Provisions for the restitution of aircraft under operating leases

The provisions for the restitution of aircraft under operating leases correspond to the commitments made by Air France-KLM under the aircraft operating leases signed with lessors at the time its financial statements are established.

Restructuring provision

KLM had booked, prior to May 1st 2004, a restructuring provision amounting to € 75 millions, to cover redundancy costs associated with the execution of a cost-cutting program. At the date of acquisition by the Group, this provision amounted to € 59 millions. The remaining provision is € 8 millions and € 32 millions as of March 31, 2006 and 2005, respectively.

The restructuring provision mainly corresponds to headcount reduction.

Provision for litigation with third parties

An assessment of litigation risks with third parties was carried out with the Group’s attorneys and provisions were booked whenever circumstances rendered it necessary.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Provisions for litigation with third parties also include provisions for tax risks. Such provisions are set up when the Group considers that the tax authorities could challenge a tax position adopted by the Group or one of its subsidiaries.

Other provisions

Other provisions are mainly provisions for power-by-hour contracts (maintenance activity of the Group).

29.  Financial debt

	Year ended March 31,
	2006	2005
	in € millions
Non current financial debt
Perpetual subordinated loan stock in Yen	226	225
Perpetual subordinated loan stock in Swiss francs	265	270
Repackaged perpetual loans	122	152
OCEANE (convertible bonds)	382	—
Capital lease obligations	4,668	5,008
Other long-term debt	2,163	2,234

	7,826	7,889

Current financial debt
Perpetual subordinated loan stock	25	23
Capital lease obligations (current portion)	763	444
Accrued interest	107	79
Other	365	498

	1,260	1,044

29.1.  Perpetual subordinated loan stock

29.1.1  Perpetual subordinated loan stock in Yen

The perpetual subordinated loan stock in Yen was issued by KLM in 1999 for a total amount of 30 billions Yen, i.e. € 226 millions as of March 31, 2006.

The perpetual subordinated loan stock in Yen is subject to the payment of a coupon considered to be fixed-rate (5.065% on a 10 billions Yen portion, and 4.53% on a 20 billions Yen portion) after the use of swaps.

The debt is perpetual ; the date of reimbursement is, however, expected to be August 28, 2019. The debt’s reimbursement does not involve a premium. A premium would be due if the debt were to be reimbursed in a currency other than the yen. The borrower would also have to reimburse to the issuer for all reasonable legal fees.

This debt is subordinated to all other existing and future KLM debts.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

29.1.2 Perpetual subordinated loan stock in Swiss francs

The perpetual subordinated loan stock in Swiss francs was issued by KLM in two tranches in 1985 and 1986 for a total original amount of 500 millions Swiss francs. The subordinated loan amounts to 420 millions Swiss francs, i.e. € 265 millions as of March 31, 2006.

This loan is subject to the payment of a coupon considered to be fixed-rate (5 3/4% on a 270 millions Swiss francs portion and 2 7/8% on a 150 millions Swiss francs portion) for the years ended as of March 31, 2006 and 2005.

This debt is subordinated to all other existing and future KLM debts.

29.2. Repackaged perpetual loan securities

The Air France group issued two repackaged perpetual loan securities, one in June 1989 and the other in May 1992, for respective approximate amounts of € 381 millions and € 395 millions.

The first issuance, restructured in 1998, was repurchased by Air France in March 2006.

Interest paid by Air France on the nominal amount of the debt are recorded as financial expenses. Interest received from the zero coupon deposit (or equivalent) are offset against financial expense, and the counterpart from the debt. The net debt balance is repaid over 15 years. As of March 31, 2006, the 1992 perpetual loan represents a € 147 millions debt, including a non current portion of € 122 millions.

In France, the tax regime for perpetual loans was approved by the tax authorities and interests is thus deductible for the portion effectively received.

29.3. Oceane (Convertible bonds)

As of April 22, 2005, Air France issued a 15-year bond with an option of conversion and/or exchange for new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 millions. Each bond has a nominal value of € 20.50.

The maturity date was fixed at April 1, 2020. Bonds holders may ask for reimbursement as of April 1, 2012 and April 1, 2016. Air France holds a call option triggering early reimbursement which can be exercised starting April 1, 2010 under certain conditions. The annual coupon is 2.75% payable at the end of each period ended April 1.

The conversion period of these bonds started as of June 1, 2005 and ends March 23, 2020.

Upon issue of this convertible debt, Air France recorded a debt of € 379 millions, corresponding to the present value of future payments for interest discounted at the rate of a similar bond without a conversion option.

The option value was evaluated by deducting this debt value from the total nominal amount (i.e. € 450 millions) and was recorded in equity (see note 26.2).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

29.4.  Capital lease commitments

The breakdown of total future minimum lease payments related to capital leases is as follows :

	Year ended March 31,
	2006			2005
	Minimum Lease Payments	Interest	Principal	Minimum Lease Payments	Interest	Principal
	in € millions
Aircraft
Due dates
N+1	979			671
N+2	974			974
N+3	632			946
N+4	682			581
N+5	648			495
Over 5 years	2,381			2,227

	6,296	1,224	5,072	5,894	713	5,181

Buildings
Due dates
N+1	45			35
N+2	44			35
N+3	44			34
N+4	42			33
N+5	41			32
Over 5 years	273			211

	489	133	356	380	112	268

Other property, plant and equipment	3		3	3		3

The lease expenses over the period do not include contingent leases. Deposits made on purchase options are presented in note 21.

29.5.  Other long-term debt

Other long-term debt breaks down as follows :

	Year ended March 31,
	2006	2005
	in € millions
Flight equipment securitization	394	421
Reservation of ownership clause and mortgage debt	1,747	1,966
Other long term debt	387	345

Total	2,528	2,732

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Flight equipment securitization

In July 2003, Air France finalized the securitization of flight equipment for an amount of € 435 millions.

This financing arrangement was secured by a portfolio of sixteen aircraft valued at € 525 millions. Three ten-year debt tranches were issued:

–	a senior A1 floating rate tranche of € 98 millions with a final maturity of July 20, 2013. As of March 31, 2006, this tranche’s book value amounted to € 82 millions (€ 93 millions as at March 31, 2005).

–	A senior A2 fixed rate (4,575%) non amortized tranche of € 194 millions with a final maturity as at July 20, 2013. As of March 31, 2006, this tranche’s book value amounted to € 194 millions (€ 194 millions as at March 31, 2005).

–	A mezzanine floating rate B tranche of € 143 millions with a final maturity as of July 20, 2013. As of March 31, 2006, this tranche’s book value amounted to € 118 millions (€ 135 millions as of March 31, 2005).

The floating rate of the A1 tranche averaged 4.03% for the period ended March 31, 2006, compared with 3.81% as of March 31, 2005.

29.6.  Maturity analysis

The maturities of long-term debts break down as follows:

	Year ended March 31,
	2006	2005
	in € millions
Maturities in
N+1	1,260	1,044
N+2	1,081	1,205
N+3	883	957
N+4	749	840
N+5	763	680
Over 5 years	4,350	4,207

	9,086	8,933

29.7.  Currency analysis

The breakdown of all long-term debt by currency after impact of derivative instruments is as follows:

	Year ended March 31,
	2006	2005
	in € millions
Euro	7,938	7,629
US dollar	792	890
Swiss franc	274	281
Yen	22	29
Pound Sterling	59	100
Other	1	4

Total	9,086	8,933

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

29.8.  Credit lines

The Group had credit lines amounting to € 1.8 billion as of March 31, 2006. The two main credit lines, undrawn as of March 31, 2006, amounted respectively, to € 1.2 billion and to € 540 millions. They mature in April and July 2010, respectively. Moreover, the Group had medium term credit lines of € 45 millions (€ 33 millions had been drawn as of March 31, 2006). They mature between April 2006 and October 2006.

30.  Other liabilities

Other liabilities as of March 31, 2006 and 2005 break down as follows :

	Year ended March 31,
	2006		2005
	Current	Non current	Current	Non current
	in € millions
Tax liabilities	352	—	234	—
Employee-related liabilities	882	—	739	3
Non current assets’ payables	178	—	214
Financial derivatives	220	154	88	218
Deferred income	57	—	128
Other	580	263	577	260

Total	2,269	417	1,980	481

31.  Financial instruments

31.1.  Derivative instruments

•  Year ended March 31, 2006

	Book value
	Assets		Liabilities
	non current	current	non current	current
	in € millions
Currency exchange risk (operating and financial operations)
Fair value hedge	16	11	26	42
Cash flow hedge	—	47	—	25

Interest rate risk
Cash flow hedge	36	3	35	4
Fair value hedge	108	24	73	—
Trading derivatives	49	—	9	—

Commodities risk
Fair value hedge	—	—	—	—
Cash flow hedge	764	937	11	149

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  As of April 1, 2005 (date of first implementation of IAS 32 and 39)

	Book value
	Assets		Liabilities
	non current	current	non current	current
	in € millions
Currency exchange risk (operating and financial operations)
Fair value hedge	1	13	140	98
Cash flow hedge	—	26	3	22

Interest rate risk
Cash flow hedge	(5)	—	77	5
Fair value hedge	123	1	137	2
Trading derivatives	69	—	23	—

Commodities risk
Cash flow hedge	674	663	38	124

Interest rate derivatives :

Exposure to the interest rate risk

In order to manage interest rate risk, on short-term and long-term borrowings, the Group uses instruments with the following nominal values as of the balance sheet date :

•  Year ended March 31, 2006

	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Operations qualified as cash flow hedging
Interest rate swaps	3,742	491	340	494	279	238	1,900	—

Operations qualified as fair value hedging
Interest rate swaps	2,082	356	476	359	276	205	410	59
Operations qualified as trading activities	641	87	25	167	68	14	280	40

TOTAL	6,465	934	841	1,020	623	457	2,590	99

Mtm* = Marked-to-market : fair value

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  As of April 1, 2005 (date of first implementation of IAS 32 and 39)

	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Operations qualified as cash flow hedging
Interest rate swaps	2,280	352	384	217	377	79	871	(87)
Others	5	2	3	—	—	—	—	—

Operations qualified as fair value hedging
Interest rate swaps	1,780	113	100	375	587	141	464	(15)
Others	3	2	1	—	—	—	—	—

Operations qualified as trading activities
Interest rate swaps	507	10	76	13	146	6	256	46

TOTAL	4,575	479	564	605	1,110	226	1,591	(56)

Mtm* = Marked-to-market : fair value

These instruments have different purposes :

•  Hedging price risk related to fixed-rate financial debt :

In contracting a fixed-rate debt, the Group is exposed to an opportunity risk if the rate decreases. Given the current position of market rates compared with fixed contractual rates on certain of its financial debt, the Group entered into a number of fixed to floating-rate swaps.

•  Hedging of cash-flow risk related to floating-rate financial debt :

The Group has sought to fix the rate of certain floating-rate loans and thus entered into a number of floating to fixed-rate swaps.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Based on the hedging arrangements, the Group’s interest rate exposure breaks down as follows:

	Year ended March 31,
	2006				2005
	Before hedging		after hedging		before hedging		after hedging
	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate
	in € million
Fixed-rate financial assets and liabilities
Fixed-rate financial assets	770	6.7%	770	6.7%	930	6%	930	6%

Repackaged perpetual loans	147	10.1%	147	10.1%	175	10.1%	175	10.1%
Perpetual subordinated loans	491	4.4%	491	4.4%	495	4.8%	495	4.8%
Bonds	382	4.4%	382	4.4%	—	—	—	—
Other financial debts	3,175	6.5%	5,221	4.8%	3,919	6.0%	4,957	4.8%

Fixed-rate financial liabilities	4,195	6.2%	6,241	4.9%	4,589	6.0%	5,627	6.0%

Floating-rate financial assets and liabilities
Floating-rate financial assets	3,967	2.8%	3,967	2.8%	2,366	2.3%	2,366	2.3%

Other financial debts	4,891	3.0%	2,845	3.0%	4,344	2.9%	3,306	2.8%
Bank overdraft	102		102		262		262

Floating-rate financial liabilities	4,993	3.0%	2,947	3.0%	4,606	2.9%	3,568	2.8%

Exposure to exchange rate risk

Current operations :

Although the Group’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the US dollar, the yen, the pound sterling and the Swiss franc. Commercial activities also generate and incur income and expenses in foreign currencies. The Group’s policy is to hedge against exchange risks related to forecast cash surpluses or shortfalls in main currencies (US dollars, yens, non-euro European currencies). Hedging is achieved through forward sales or purchase contracts and/or option-based strategies.

Acquisition of flight equipment :

Capital expenditure for flight equipment is denominated in US dollars. The Group hedges on the basis of projected fluctuations in the US dollar exchange rate via forward sales and purchases and/or option-based strategies.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Long-term debt and capital leases

A number of loans are denominated in foreign currencies so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to hedge against the risk of exchange rate fluctuations on debt and capital leases, currency rate swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

Nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument:

•  Year ended March 31, 2006

	Nominal	Maturity Below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Exchange risk (cash flow hedging of operating flows)	2,092	1,907	76	26	15	15	53	23

Exchange rate options
US Dollar	736	700	36	—	—	—	—	(1)
Pound sterling	105	92	13	—	—	—	—	2
Yen	78	78	—	—	—	—	—	7
Canadian dollar	11	11	—	—	—	—	—	(1)
Other	41	—	12	12	1	1	15	—
Forward purchases
US Dollar	617	522	15	14	14	14	38	11
Forward sales
US Dollar	2	2	—	—	—	—	—	—
Yen	69	69	—	—	—	—	—	3
Pound sterling	177	177	—	—	—	—	—	3
Swiss franc	36	36	—	—	—	—	—	1
Singapore Dollar	30	30	—	—	—	—	—	(1)
Norwegian Krone	87	87	—	—	—	—	—	—
Swedish Krona	61	61	—	—	—	—	—	—
Polish New Zloty	9	9	—	—	—	—	—	—
Korean Won	33	33	—	—	—	—	—	(1)

Exchange risk (Fair value hedging of flight equipment acquisition)	2,746	849	800	628	400	62	7	(41)

Forward purchases of US dollars	2,746	849	800	628	400	62	7	(41)

Total	4,838	2,756	876	654	415	77	60	(18)

*	Mtm = Marked-to-market : fair value

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  As of April 1, 2005 (date of first application of IAS 32 and 39)

	Nominal	Maturity Below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Exchange risk (cash flow hedging of operating flows)	2,067	1,929	138	—	—	—	—	1

Exchange rate options
US Dollar	651	651	—	—	—	—	—	(9)
Pound sterling	66	66	—	—	—	—	—	—
Yen	60	44	16	—	—	—	—	10
Swiss franc	22	22	—	—	—	—	—	1
Forward purchases
US Dollar	621	499	122	—	—	—	—	(2)
Forward sales
Yen	93	93	—	—	—	—	—	2
Pound sterling	321	321	—	—	—	—	—	(1)
Swiss franc	40	40	—	—	—	—	—	—
Singapore Dollar	28	28	—	—	—	—	—	—
Norwegian Krone	87	87	—	—	—	—	—	—
Swedish Krona	70	70	—	—	—	—	—	—
Polish New Zloty	8	8	—	—	—	—	—	—

Exchange risk (Fair value hedging of flight equipment acquisition)	2,079	882	372	365	337	123	—	(224)

Forward purchases of US dollars	1,850	653	372	365	337	123	—	(215)
Forward sales of US dollars	11	11	—	—	—	—	—	—
Exchange rate options of US dollars	218	218	—	—	—	—	—	(9)

Total	4,146	2,811	510	365	337	123	—	(223)

*	Mtm = Marked-to-market : fair value

Commodity risk linked to fuel prices

In the normal course of its business, the Group conducts transactions on petroleum product markets in order to effectively manage the risks related to its purchases of fuel.

The nominal amounts of the Group’s commitments on the crude and refined oil markets are shown below :

•  Year ended March 31, 2006

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Commodity risk (cash flow hedging operating flows)	5,548	2,854	1,120	1,042	532	—	—	1,540

Swap	3,194	1,415	902	432	445	—	—	637
Options	2,354	1,439	218	610	87	—	—	903

*	Mtm = Marked-to-market : fair value

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  As of April 1, 2005 (date of first application of IAS 32 and 39)

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	in € millions
Commodity risk (cash flow hedging operating flows)	4,575	2,274	1,291	605	405	—	—	1,175

Swap	1,772	1,037	454	155	126	—	—	108
Options	2,803	1,237	837	450	279	—	—	1,067

*	Mtm = Marked-to-market : fair value

Counterpart risk management

Transactions which can lead to counterparty risk for the Group are as follows:

–	temporary financial investments;

–	derivative instruments;

–	trade receivables.

•  Financial investments are diversified, in blue-chip securities with top tier banks.

•  Group transactions on derivative instruments have the sole aim of reducing its overall exposure to exchange and interest rate and commodity price risks in its normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.

•  Counterpart risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2005 and March 31, 2006, the Group did not identify any specific counterpart risk.

31.2.  Market value of financial instruments

Market values are estimated for most of the Group’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

•  Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•  Estimated amounts as of March 31, 2006 and 2005 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values.

The methods used are as follows:

•  Cash, trade receivables, other receivables, short-term bank facilities, trade payable and other payables :

The Group believes that, due to their short-term nature, net book value can be deemed a reasonable approximation of market value.

•  Marketable securities, investments and other securities:

The market value of securities is determined based mainly on the market price or the prices available on other similar securities markets. Where no benchmark exists, the Group uses the book value, which is deemed a reasonable approximation of market value in this instance.

•  Borrowings, other financial debts and loans:

Floating-rate loans and financial debts are recorded at net book value.

The market value of fixed-rate loans and financial debts is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•  Off balance-sheet instruments

The market value of off-balance-sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2006 and 2005 calculated using the year-end market rate.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Market values calculated in this way are shown in the table below :

	March 31, 2006		April 1, 2005 (date of first implementation of IAS 32 and 39)
	Net book value	Estimated market value	Net book value	Estimated market value
	in € millions
Financial assets
Investment securities	69	69	56	56

Loans
fixed-rate	351	362	890	887
floating-rate	151	151	81	81

Marketable securities	3,587	3,587	2,216	2,216

Interest rate derivative instruments
Interest rate swaps	220	220	188	188

Exchange rate derivative instruments
exchange rate options	21	21	11	11
forward currency contracts	54	54	29	29

Commodity derivative instruments
Petroleum swaps and options	1,700	1,700	1,337	1,337

Financial liabilities
Bonds (*)
Fixed-rate	382	548	—	—

Perpetual subordinated loans	638	633	670	649
Other borrowings and financial debt
Fixed-rate	3,175	3,182	3,919	4,146
variable-rate	4,891	4,891	4,344	4,344
Interest rate derivative instruments

Interest rate swaps	121	121	244	244

Exchange derivative instruments
Exchange rate options	15	15	18	18
forward currency contracts	78	78	245	245
Commodity derivative instruments

Petroleum swaps and options	160	160	162	162

(*)	Bonds are only made of OCEANE (convertible bonds) issued in April 2005. The market value, which amounts to € millions 548, was determined based on the bond’s quote as of March 31, 2006. This market value includes the fair value of the debt component (amount of € 383 millions in the financial statements as of March 31st, 2006) as well as the option value recorded in equity for € 71 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

32.  Lease commitments

32.1.  Capital leases

The debt related to capital leases is detailed in note 29.

32.2. Operating leases

The breakdown of minimum future payments on operating leases is as follows:

	Year ended March 31,
	Minimum lease payments
	2006	2005
	in € millions
Flight equipment
due dates
N+1	645	631
N+2	580	531
N+3	457	438
N+4	354	345
N+5	298	256
Over 5 years	613	573

	2,947	2,774

Buildings
due dates
N+1	106	144
N+2	102	119
N+3	90	107
N+4	79	88
N+5	67	73
Over 5 years	592	633

	1,036	1,164

The expense relating to operating leases for flight equipment amounted to € 637 millions for the year ended March 31, 2006 and to € 595 millions for the year ended March 31, 2005.

The Group may sub-lease flight equipment and buildings. The revenue generated by this activity is not significant for the Group.

33.  Flight equipment orders

Due dates for commitments in respect of flight equipment orders are as follows :

	Year ended March 31,
	2006	2005
	in € millions
N+1	989	1,157
N+2	951	608
N+3	731	422
N+4	545	537
N+5	137	121
> 5 years	135	117

Total	3,488	2,962

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

These commitments relate to amounts in US dollars, converted into euros at the closing date exchange rate.

The number of aircraft on firm order as of March 31, 2006 remained stable compared with March 31, 2005 at 48 units. The number of options increased by 3 units over the same period to reach 35 aircraft. These movements can be explained by:

–	the delivery of seventeen aircraft over the period;

–	new orders: twelve firm orders and twelve options;

–	the conversion of six options into firm orders, and the cancellation of three options;

–	the change in the Embraer order producing a one-unit decrease in the backlog.

Long-haul fleet

Passenger

The Group received five Airbus A330s and four Boeing 777. As far as the Boeing 777s are concerned, it also confirmed two options and placed an additional order for six aircraft.

Delays in the delivery of Airbus A380-800s were announced by the manufacturer during the first half of the financial year. As of March 31, 2006, a new delivery schedule was being negotiated with the manufacturer.

As of March 31, 2006, the Group’s backlog for the long-haul fleet comprised firm orders for of three Airbus 330s, ten Airbus A380s and sixteen Boeing 777s, as well as options for four Airbus A380s and eight Boeing 777s.

Cargo

To replace the 747-200, the Group ordered five long-range 747-400 ERFs, the last of which entered into service during the period.

In addition to this first renewal phase, Air France placed an additional order with Boeing for eight 777Fs (five firm orders and three options), the new cargo unit based on the 777-200LR and the 777-300ER. First deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of three Airbus 318s, two Airbus A319s and one Boeing 737. As far as the Boeing 737 is concerned, it placed a new firm order for one aircraft and confirmed one option. The Group also confirmed three options for Airbus 318s.

As of March 31, 2006, the Group’s backlog comprised of six Airbus 318s and two Boeing 737s under firm order as well as four Airbus A318s, one Airbus A320 and fifteen Boeing 737s under option.

Regional fleet

The Group took delivery of one CRJ 70 and placed an order for six Embraer ERJ 190s, the new plane (100 seater) from the Brazilian manufacturer. This order replaces a previous order for seven 50-seat Embraer ERJ 145s. Deliveries will begin during the fall of 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
A318	As of	Firm orders	6	—	—	—	—	—
	March 31, 2006	Options	—	1	2	1	—	—
	As of	Firm orders	3	3	—	—	—	—
	March 31, 2005	Options	—	5	2	—	—	—
A319	As of	Firm orders	—	—	—	—	—	—
	March 31, 2006	Options	—	—	—	—	—	—
	As of	Firm orders	2	—	—	—	—	—
	March 31, 2005	Options	—	—	—	—	—	—
A320	As of	Firm orders	—	—	—	—	—	—
	March 31, 2006	Options	—	1	—	—	—	—
	As of	Firm orders	—	—	—	—	—	—
	March 31, 2005	Options	—	2	1	—	—	—
A330	As of	Firm orders	3	—	—	—	—	—
	March 31, 2006	Options	—	—	—	—	—	—
	As of	Firm orders	6	2	—	—	—	—
	March 31, 2005	Options	—	—	1	—	—	—
A380	As of	Firm orders	—	2	3	3	1	1
	March 31, 2006	Options	—	—	—	—	1	3
	As of	Firm orders	—	—	3	5	1	1
	March 31, 2005	Options	—	—	—	1	1	2
B737	As of	Firm orders	1	1	—	—	—	—
	March 31, 2006	Options	—	2	9	4	—	—
	As of	Firm orders	1	—	—	—	—	—
	March 31, 2005	Options	—	2	4	4	1	—
B747	As of	Firm orders	—	—	—	—	—	—
	March 31, 2006	Options	—	—	—	—	—	—
	As of	Firm orders	1	—	—	—	—	—
	March 31, 2005	Options	—	—	—	—	—	—
B777	As of	Firm orders	7	6	1	2	—	—
	March 31, 2006	Options	—	—	1	4	3	—
	As of	Firm orders	5	5	2	—	—	—
	March 31, 2005	Options	—	—	2	4	—	—
B777 F	As of	Firm orders	—	—	3	2	—	—
	March 31, 2006	Options	—	—	—	1	2	—
	As of	Firm orders	—	—	—	—	—	—
	March 31, 2005	Options	—	—	—	—	—	—
Embraer	As of	Firm orders	3	3	—	—	—	—
	March 31, 2006	Options	—	—	—	—	—	—
	As of	Firm orders	5	2	—	—	—	—
	March 31, 2005	Options	—	—	—	—	—	—
CRJ 700	As of	Firm orders	—	—	—	—	—	—
	March 31, 2006	Options	—	—	—	—	—	—
	As of	Firm orders	1	—	—	—	—	—
	March 31, 2005	Options	—	—	—	—	—	—

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

34.  Other commitments

34.1.  Commitments made

	Year ended March 31,
	2006	2005
	in € millions
Call on investment securities	3	23
Put on investment securities	(3)	(2)

Warranties, sureties and guarantees	98	105
Mortgaged or secured assets	7,572	7,593

Other purchase commitments	187	167

The restrictions and pledges as of March 31, 2006 were as follows:

	Starting date of pledge	End of pledge	Amount pledged	NBV of balance sheet entry concerned	Corresponding %
	in € millions
Intangible assets				428	—
Tangible assets	March 1998	September 2017	6,163	12,972	47.51%
Financial assets				1,374	—

			6,163	14,774	41.72%

34.2.  Commitments received

	Year ended March 31,
	2006	2005
	in € millions
Warranties, sureties and guarantees	198	145
Other	133	3

Warranties, sureties and guarantees are principally comprised of letters of credit from financial institutions.

35.  Contingent liabilities

The Group is involved in several disputes, and the potential losses have not necessarily been recorded in the consolidated financial statements.

The Company was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Company are not significant. No provisions have been recorded in connection with this suit.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In the case with IAP Intermodal, an American company, concerning the alleged infringement of three patents by several air carriers including Air France, a judgment dismissing the case against the Company is expected to be handed down in the near future by the Federal Court of the East District of Texas. No provisions have been recognized for this dispute.

In the dispute between Servair a subsidiary of the Company, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Company and no provisions have been recorded.

As of February 14, 2006, authorities from the E.U. Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a US joint venture in which Air France is a participant, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations.

Subsequently, as of March 31, 2006, over 40 purported class action lawsuits have been filed against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. Currently, there are motions pending to transfer all cases to a single federal law court. Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

To the Company’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Company.

36.  Related parties

36.1.  Transactions with the principal executives

Directors and their relatives hold less than 0.05% of the voting rights.

Advantages granted to the three principal executives are detailed as follows:

	Year ended March 31,
	2006	2005
	in € millions
Short term benefits	2.9	2.2
Post employment benefits	0.2	0.2

	3.1	2.4

Fees paid during the year ended March 31, 2006 but concerning the year ended March 31, 2005, for attendance at Board Meetings amounted to € 0.6 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

36.2. Transactions with other related parties

Cumulated amounts of transactions with related parties for the financial years ended March 31, 2006 and 2005. are as follows:

	Year ended March 31,
	2006	2005
	in € millions
Assets
Net trade accounts receivable	114	90
Other non-current assets	8	14

	122	104

Liabilities
Trade accounts payable	128	120
Other current liabilities	—	32
Other long-term liabilities	93	92

	221	244

	Year ended March 31,
	2006	2005
	in € millions
Net sales	281	394
Landing fees and other rents	(571)	(570)
Other selling expenses	(209)	(268)
Passenger service	(91)	(37)
Other	(19)	(16)

	(609)	(497)

As a part of its normal business, the Company enters into transactions with related parties among which transactions with state-owned and governmental entities such as the Defense Ministry, the Paris Airport Authority (“Aéroports de Paris”, or “ADP”) and the French civil aviation regulator (“DGAC”). Air France-KLM considers that such transactions are concluded on terms equivalent to those of transactions with third parties. The most significant transactions are described below:

Aéroport De Paris (ADP)

•  Land and property rental agreements,

•  Airport and passenger related fee arrangements

In addition, ADP collects airport landing fees on behalf of the French State.

Total expenses incurred by the Company in connection with the above mentioned arrangements amounted to € 500 millions and € 446 millions for the periods ended March 31, 2006 and 2005.

Defense Ministry

The Company entered into contracts with the French Defense Ministry to maintain certain aircraft of the French Air Force. The net revenue derived from such arrangements amounted to € 110 millions for the year ended March 31, 2006, and € 139 millions for the year ended March 31, 2005.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

DGAC

The civil aviation regulator is the French State service organization which manages security and safety in French air space. As a result, the DGAC charges fees to Air France-KLM for the use of installations and services amounting to € 98 millions for the year ended March 31, 2006, and € 112 millions for the year ended March 31, 2005.

Transactions with equity affiliates

During the financial year, Air France-KLM executed transactions with equity affiliates. The principal transaction concerned Amadeus GTD (WAM Acquisition). For the year ended March 31, 2006, total transactions with Amadeus GTD amounted to a gain of € 68 millions (€ 100 millions for the year ended March 31, 2005) and a charge of € 177 millions (€ 226 millions for the year ended March 31st, 2005). The Group also conducted business with Martinair, with revenues amounting to € 26 millions for the year ended March 31, 2006 and € 60 millions for the year ended March 31, 2005. Moreover, the Group contracted Martinair’s services amounting to € 35 millions for the year ended March 31, 2006 and € 70 millions for the year ended March 31, 2005.

During the period, Air France-KLM executed transactions with the other equity affiliates, including Heathrow Cargo Handling, Alpha Airport Plc and Air Chef. Total transactions realized with equity affiliates is not significant for periods ended March 31, 2006 and 2005.

37.  Cash flow statement

37.1.  Acquisition of subsidiaries and investments in associates

Net cash disbursements related to acquisition of subsidiaries and investments in associates were as follows:

	Year ended March 31,
	2006	2005
	in € millions
Cash disbursement for acquisitions	(58)	(69)
Cash from acquired subsidiaries	—	575

Net cash disbursement	(58)	506

•   Year ended March 31, 2006

The cash disbursement related to acquisition corresponds mainly to the subscription to the Alitalia capital increase of amounting to € 25 millions, the acquisition of KLM’s shares for a total of € 13 millions, to the acquisition of shares in Aero Maintenance Group (AMG) for an amount of € 12 millions and of Airlinair shares for an amount of € 4 millions.

•   Year ended March 31, 2005

The acquisition of subsidiaries and stakes mainly corresponds to KLM’s cash at the acquisition date for an amount of € 575 millions and the acquisition of treasury shares for an amount of € 32 millions. Additional shares were purchased in Servair and Air Chef for respective amounts of € 3 millions and € 4 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

37.2.  Disposal of subsidiaries

Net proceeds from disposals of subsidiaries can be analysed as follows:

	Year ended March 31,
	2006	2005
	in € millions
Proceeds from disposals	35	109
Cash of disposed subsidiaries	—	—

Net proceeds from disposals	35	109

•  Year ended March 31, 2006

Net proceeds from disposals mainly correspond to the sale of treasury shares for an amount of € 22 millions and to the disposal of Air Austral shares for an amount of € 9 millions.

•  Year ended March 31, 2005

Net proceeds from disposals mainly correspond to the sale of the holding in Amadeus France for a total amount of € 91 millions, to capital stock reimbursement by AFPL (€ 5 millions) and by Opodo (€ 4 millions).

37.3.  Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise the following items :

	Year ended March 31,
	2006	2005
	in € millions
Cash and cash equivalent	2,946	2,047
Bank overdraft	(102)	(262)

Cash and cash equivalent (cash flow statement)	2,844	1,785

38.  Subsequent events

There has been no significant event since the close of the financial year.

39.  Recent accounting pronouncements

New standards, interpretations and amendments to existing standards, effective for periods beginning on or after January 1, 2006, were not early adopted by the Group:

•  the amendment to IAS 19 regarding recognition of actuarial gains and losses, group plans and disclosures, effective for periods beginning on or after January 1, 2006;

•  the amendment to IAS 1 related to disclosures on capital, effective for periods beginning on or after January 1, 2007;

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  the amendment to IAS 39 regarding the fair value option, effective for periods beginning on or after January 1, 2006;

•  the amendment to IAS 39 related to hedging of intra-group future transactions, effective for periods beginning on or after January 1, 2006;

•  the standard IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after January 1, 2007;

•  the interpretation IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, effective for periods beginning on or after January 1, 2006.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

40.  Consolidation scope as of march 31, 2006

The scope includes 143 fully consolidated entities and 27 equity affiliates

40.1.  Fully consolidated

	Segment	Country	% interest	% control
AIR FRANCE SA	Multisegment	France	100	100
KLM N.V.	Multisegment	Netherlands	97	49
AIR FRANCE SERVICES LTD	Passenger	United Kingdom	100	100
BRIT AIR	Passenger	France	100	100
CITY JET	Passenger	Ireland	100	100
CYGNIFIC (UK) LIMITED	Passenger	United Kingdom	97	49
CYGNIFIC B.V.	Passenger	Netherlands	97	49
FREQUENCE PLUS SERVICES	Passenger	France	100	100
IAS ASIA INCORPORATED	Passenger	Philippines	97	49
IASA INCORPORATED	Passenger	Philippines	97	49
ICARE	Passenger	France	100	100
INTERNATIONAL AIRLINE SERVICES EUROPE LIMITED	Passenger	United Kingdom	97	49
INTERNATIONAL AIRLINE SERVICES LIMITED	Passenger	United Kingdom	97	49
INTERNATIONAL AIRLINE SERVICES OFFSHORE LIMITED	Passenger	United Kingdom	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED	Passenger	United Kingdom	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED LIABILITY COMPANY	Passenger	United States	97	49
KLM CITYHOPPER B.V.	Passenger	Netherlands	97	49
KLM CITYHOPPER UK LTD	Passenger	United Kingdom	97	49
KLM GROUND SERVICES LIMITED	Passenger	United Kingdom	97	49
KLM LUCHTVAARTSCHOOL B.V.	Passenger	Netherlands	97	49
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Passenger	France	100	100
SOCIETE D’EXPLOITATION AERONAUTIQUE	Passenger	France	100	100
SOCIETE NOUVELLE AIR IVOIRE	Passenger	Ivory Coast	39	76
STICHTING STUDENTENHUISVESTING VLIEGVELD EELDE	Passenger	Netherlands	97	49
AIR FRANCE PARTNAIRS LEASING NV	Cargo	Dutch West Indies	45	45
BLUE CROWN B.V.	Cargo	Netherlands	97	49
CSC INDIA	Cargo	India	97	49
ROAD FEEDER MANAGEMENT B.V.	Cargo	Netherlands	97	49
SODEXI	Cargo	France	60	60
AIR FRANCE INDUSTRIE US	Maintenance	United States	100	100
CRMA	Maintenance	France	100	100
EUROPEAN PNEUMATIC COMPONENT OVERHAUL AND REPAIR (EPCOR) B.V.	Maintenance	Netherlands	97	49
GUANGZHOU HANGXIN AVIONICS CO. LTD	Maintenance	China	41	80
HANGXIN HITECH RESOURCES HOLDING LTD	Maintenance	China	41	80
HARBIN HANGXIN AVIONICS CO. LTD	Maintenance	China	41	80
KLM UK ENGINEERING LIMITED	Maintenance	United Kingdom	97	49
LYON MAINTENANCE	Maintenance	France	100	100
REENTON DEVELOPMENT LIMITED	Maintenance	China	51	51
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	Maintenance	China	41	80
ACNA	Others	France	98	100

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Segment	Country	% interest	% control
ACSAIR	Others	France	50	51
AEROFORM	Others	France	98	100
AEROSUR	Others	France	98	100
AFRIQUE CATERING	Others	France	50	51
AIR FRANCE FINANCE	Others	France	100	100
AIR FRANCE FINANCE IRELAND	Others	Ireland	100	100
AIR UK (JERSEY) LIMITED	Others	United Kingdom	97	49
AIR UK LEASING LIMITED	Others	United Kingdom	97	49
AIRCRAFT MAINTENANCE AMSTERDAM B.V.	Others	Netherlands	97	49
AIRGO B.V.	Others	Netherlands	97	49
AIRPORT MEDICAL SERVICES B.V.	Others	Netherlands	97	49
ALL AFRICA AIRWAYS	Others	Mauritius	51	51
AMA HOLDING B.V.	Others	Netherlands	97	49
AMSTERDAM SCHIPOL PIJPLEIDING BEHEER B.V.	Others	Netherlands	58	49
AMSTERDAM SCHIPOL PIJPLEIDING C.V.	Others	Netherlands	70	49
AQUILA INVEST B.V.	Others	Netherlands	97	49
BASE HANDLING	Others	France	98	100
BLUE YONDER II B.V.	Others	Netherlands	97	49
BLUE YONDER IX B.V.	Others	Netherlands	97	49
BLUE YONDER X B.V.	Others	Netherlands	97	49
BLUE YONDER XI B.V.	Others	Netherlands	97	49
BLUE YONDER XII B.V.	Others	Netherlands	97	49
BLUE YONDER XIII B.V.	Others	Netherlands	97	49
BLUE YONDER XIV B.V.	Others	Netherlands	97	49
BRUNEAU PEGORIER	Others	France	93	95
CELL K16 INSURANCE COMPANY	Others	Channel Islands	97	0
CENTRE DE PRODUCTION ALIMENTAIRE	Others	France	98	100
CULIN’AIR PARIS	Others	France	55	56
DAKAR CATERING	Others	Senegal	49	50
ETS EQUIPMENT TECHNO SERVICES	Others	Netherlands	97	49
EUROPEAN CATERING SERVICES	Others	United States	98	100
GIE JEAN BART	Others	France	10	10
GIE SCHIPHOL	Others	France	100	100
GIE SERVCENTER	Others	France	98	100
GIE SURCOUF	Others	France	100	100
HEESWIJK HOLDING B.V.	Others	Netherlands	97	49
INTERNATIONALE FINANCIERING EN MANAGEMENT MAATSCHAPPIJ B.V.	Others	Netherlands	97	49
JET CHEF	Others	France	98	100
KES AIRPORT EQUIPMENT FUELLING B.V.	Others	Netherlands	97	49
KES AIRPORT EQUIPMENT LEASING B.V.	Others	Netherlands	97	49
KLEUR INVEST B.V.	Others	Netherlands	97	49
KLM AIRLINE CHARTER B.V.	Others	Netherlands	97	49
KLM CATERING SERVICES SCHIPOL B.V.	Others	Netherlands	97	49
KLM EQUIPMENT SERVICES B.V.	Others	Netherlands	97	49
KLM FINANCIAL SERVICES B.V.	Others	Netherlands	97	49
KLM FLIGHT CREW SERVICES GMBH	Others	Germany	97	49
KLM HEALTH SERVICES B.V.	Others	Netherlands	97	49
KLM INTERNATIONAL CHARTER B.V.	Others	Netherlands	97	49
KLM INTERNATIONAL FINANCE COMPANY B.V.	Others	Netherlands	97	49
KLM OLIEMAATSCHAPPIJ B.V.	Others	Netherlands	97	49
KLM UK HOLDINGS LIMITED	Others	United Kingdom	97	49

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Segment	Country	% interest	% control
KLM UK LIMITED	Others	United Kingdom	97	49
KROONDUIF B.V.	Others	Netherlands	97	49
LYON AIR TRAITEUR	Others	France	98	100
MALI CATERING	Others	Mali	70	99
MARTINIQUE CATERING	Others	France	91	93
MAURITANIE CATERING	Others	Mauritania	25	51
MICOPA B.V.	Others	Netherlands	97	49
OCCABOT BEHEER B.V.	Others	Netherlands	97	49
O’FIONNAGAIN HOLDING COMPANY LIMITED	Others	Ireland	100	100
ORION-STAETE B.V.	Others	Netherlands	97	49
ORLY AIR TRAITEUR	Others	France	98	100
OUAGA CATERING SERVICE	Others	Burkina Faso	98	100
PASSERELLE	Others	France	98	100
PELICAN	Others	France	100	100
PHK FREIGHT SERVICES B.V.	Others	Netherlands	97	49
PMAIR	Others	France	50	51
PRESTAIR	Others	France	98	100
PYRHELIO-STAETE B.V.	Others	Netherlands	97	49
QUASAR-STAETE B.V.	Others	Netherlands	97	49
RIGEL-STAETE B.V.	Others	Netherlands	97	49
ROSC LIMITED	Others	United Kingdom	97	49
SERVAIR	Others	France	98	98
SERVAIR SATS	Others	Singapor	50	51
SERVANTAGE	Others	France	98	100
SKYCHEF	Others	Seychelles	54	55
SKYLOGISTIC	Others	France	98	100
SOCIETE IMMOBILIERE AEROPORTUAIRE	Others	France	98	100
SOGRI	Others	France	95	97
SORI	Others	France	49	50
SPECIAL MEALS CATERING	Others	France	98	100
SPICA-STAETE B.V.	Others	Netherlands	97	49
TAKEOFF 1 LIMITED	Others	Ireland	100	100
TAKEOFF 10 LIMITED	Others	Ireland	100	100
TAKEOFF 11 LIMITED	Others	Ireland	100	100
TAKEOFF 12 LIMITED	Others	Ireland	100	100
TAKEOFF 13 LIMITED	Others	Ireland	100	100
TAKEOFF 14 LIMITED	Others	Ireland	100	100
TAKEOFF 15 LIMITED	Others	Ireland	100	100
TAKEOFF 16 LIMITED	Others	Ireland	100	100
TAKEOFF 2 LIMITED	Others	Ireland	100	100
TAKEOFF 3 LIMITED	Others	Ireland	100	100
TAKEOFF 4 LIMITED	Others	Ireland	100	100
TAKEOFF 5 LIMITED	Others	Ireland	100	100
TAKEOFF 6 LIMITED	Others	Ireland	100	100
TAKEOFF 7 LIMITED	Others	Ireland	100	100
TAKEOFF 8 LIMITED	Others	Ireland	100	100
TAKEOFF 9 LIMITED	Others	Ireland	100	100
TRANSAVIA AIRLINES BV	Others	Netherlands	97	49
TRANSAVIA AIRLINES C.V.	Others	Netherlands	97	49
TRAVEL INDUSTRY SYSTEMS B.V.	Others	Netherlands	97	49
UILEAG HOLDING COMPANY LIMITED	Others	Ireland	100	100
WEBLOK B.V.	Others	Netherlands	97	49

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

40.2.  Equity affiliates

	Segment	Country	% interest	% control
FINANCIÈRE LMP	Passenger	France	20	20
AEROMAINTENANCE GROUP (AMG)	Maintenance	United States	39	39
SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Maintenance	China	8	20
SINGAPORE HANGXIN AVIATION ENG. PTE	Maintenance	Singapor	12	30
SPAIRLINERS	Maintenance	Allemagne	50	50
AIR CHEF	Others	Italy	49	50
ALPHA AIRPORTS GROUP PLC	Others	United Kingdom	26	27
BAAN TARA DEVELOPMENT LTD	Others	Thailand	97	49
BAAN TARA HOLDING LTD	Others	Thailand	97	49
FLYING FOOD CATERING	Others	United States	48	49
FLYING FOOD MIAMI	Others	United States	48	49
FLYING FOOD SAN FRANCISCO	Others	United States	43	44
FLYING FOOD SERVICES	Others	United States	48	49
HEATHROW CARGO HANDLING	Others	United Kingdom	50	50
INTERNATIONAL AEROSPACE MANAGEMENT COMPANY S.C.R.L.	Others	Italy	20	20
KENYA AIRWAYS LIMITED	Others	Kenya	26	26
LOGAIR	Others	France	49	50
LOME CATERING SA	Others	Togo	17	35
MACAU CATERING SERVICES	Others	China	17	34
MARTINAIR HOLLAND N.V.	Others	Netherlands	50	49
SEREP	Others	Senegal	38	39
SERVAIR EUREST	Others	Spain	34	35
SESAL	Others	Gabon	39	40
TEAMTRACKERS SA	Others	France	49	49
TEAMTRACKERS SRO	Others	Czech republic	49	49
TOGA	Others	United States	25	25
WAM ACQUISITION	Others	Spain	23	23

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

TRANSITION FROM FRENCH ACCOUNTING STANDARDS TO IFRS

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

This transition note details the principal impacts of the transition to IFRS on the Company’s consolidated equity as of April 1, 2004, the differences from the French accounting standards previously applied, and the related effects on the Company’s balance sheet as of March 31, 2005, the income statement and statement of change in equity for the year ended March 31, 2005.

In accordance with the information provided during the Company’s first communication on the calculated impacts of the transition to IFRS, the financial information presented below has been slightly adjusted as compared to the one initially presented.

These adjustments are primarily due to the following:

–	the inclusion of the most recent updates for the interpretation of the existing standards;

–	the finalization of the fair valuation adjustment in relation to KLM’s business combination;

–	the finalization of the validation of the restatements for the maintenance agreements;

–	and reclassifications of accounts, particularly on the balance sheet.

The regulatory framework used as well as the options taken for the first application of IFRS are described in note 3 to these consolidated financial statements.

Lastly, as described in note 3.17.1, pension plans in the Netherlands are generally subject to minimum funding requirements (“MFR”). Questions have been raised as to how such MFR might affect the recognition of a pension net asset that otherwise would be recognized under IAS 19 in respect of the surplus in a plan and thus, how the Group should account for certain pension asset surpluses of KLM in its consolidated financial statements.

Recognition of a pension net asset under IAS 19 is subject to interpretation. Because of this situation, and for the accounting treatment of companies of the KLM group, an interpretation of IAS 19 has been requested from the IFRIC, the interpretation technical body of the IASB.

In its transition note published in the interim consolidated financial statements as of September 30, 2005, the Group had decided for valuation of assets, liabilities and contingent liabilities of KLM group acquired as of May 4, 2004, to “freeze” the reversal in income statement of the part of negative goodwill attached to this pension surplus.

Although IFRIC has not given its definitive conclusions, the Group has adopted its accounting position in its IFRS accounts as of March 31, 2005 and has recognized all the pension surplus in KLM accounts. This led to a new valuation of the negative goodwill, and the reversal of the amount recorded in earnings during 2004-05.

Note 4.1 includes a reconciliation of the negative goodwill recognized in the 2005 income statement contained within the IFRS transition financial statements previously published and the amount recognized in the accompanying 2005 income statement.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

1.  Reconciliation of equity as of April 1, 2004

	In € millions
Equity, attributable to equity holders of Air France-KLM S.A.– French GAAP as of April 1, 2004	Note	4,062

Effect of transition to IFRS:
Property, plant and equipment fair value adjustment	a	(740)
Pension	b	(20)
Business combination	c	—
Deferred taxes on TSDI (perpetual subordinated notes)	d	(80)
Deferred taxes on distributable reserves of equity affiliates	e	(4)
Scope of consolidation – exclusive control	f	(58)
Scope of consolidation – significant influence	g	(24)
Other adjustments	h to m	(2)
Deferred taxes on the above adjustments	n	245

Equity, attributable to equity holders of Air France-KLM S.A. – IFRS as of April 1, 2004		3,379

Minority interests – French GAAP		23
IFRS adjustments impact		64

Total equity – IFRS as of April 1, 2004		3,466

First time application of IFRS:

a)  Property, plant and equipment fair value adjustment

According to French GAAP, all property, plant and equipment were previously accounted for at historical cost less accumulated depreciation.

Under IFRS 1, an entity may elect to value an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

Due to the recent acquisition of KLM, for which the fair value was used in the procedure to value the acquisition balance sheet and, second, the euro/US dollar parity, which changed significantly between the date of acquisition of the aircraft and the date of adoption of IFRS, the Group has elected to fair value Air France Group fleet at the transition date to IFRS. The aircraft of the Air France group for which fair value was used were individually valued by independent experts. The application of this option has a pre-tax impact of € (740) millions on the Company’s consolidated equity as of April 1, 2004.

b)  Pension obligation

Under French GAAP, actuarial gains and losses were amortized over the average remaining working lives of the employees participating in the plan when they exceeded the larger of the following two values:

a. 10% of the discounted value of the obligation for the benefits, and

b. 10% of the fair value of any plan assets.

In accordance with IFRS 1, a first time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Accounting for the actuarial variances under the option offered by IFRS 1 had a pre-tax impact of € (20) millions on the Company’s consolidated equity as of April 1, 2004.

c)  Business combinations

The Group has elected to use the exemption provided by IFRS 1 which allows it not to apply IFRS 3 “Business Combinations” retrospectively for business combinations that occurred prior to the Company’s transition date to IFRS, i.e. April 1, 2004.

As a result, no impact on the Company’s opening equity was accounted for as of April 1, 2004.

In addition, in accordance with IFRS 3, the Company does not amortize goodwill since April 1, 2004, but instead tests such goodwill for impairment at least on an annual basis.

Deferred taxes:

d)  Perpetual subordinated loans

In accordance with IAS 12, the Group recognized a deferred tax liability on the potential gain when the financial instrument comes to maturity. The effect of the recognition of this deferred tax liability resulted in a decrease in the Company’s consolidated equity of € 80 millions as of April 1, 2004.

e)  Distributable reserves of equity affiliates

In accordance with IAS 12, a deferred tax liability on the undistributed reserves of the equity affiliates must be accounted for.

Therefore, a deferred tax liability was recognized, primarily on the undistributed reserves of Amadeus GTD, for an amount of € (4) millions taken against equity attributable to equity holders of Air France KLM SA at April 1, 2004.

Scope of consolidation:

f)  Exclusive control

Under French GAAP, exclusive control is presumed when a company holds 50% of the voting rights.

Under IAS 27, exclusive control is presumed when the power to direct the financial and operating policies of an entity in order to obtain the benefits of its activities is demonstrated. As such, despite a percentage of voting rights lower than 50%, an entity might be fully consolidated.

Based on the provisions of IAS 27, the Group concluded that it exercised control over its subsidiary Air France Partnairs Leasing (AFPL) and has therefore fully consolidated this entity (previously consolidated using the equity method), thus eliminating intragroup transactions in their entirety and not on the holding percentage. As a result of such GAAP difference, the company recorded a reduction in equity attributable to equity holders of Air France KLM SA of € 58 millions, before tax, as of April 1, 2004.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

g)  Significant influence

Under French GAAP, significant influence on an entity was assumed when the percentage of voting rights held in that entity reached at least 20%. However, when the significant influence was not exercised, the company could be excluded from the scope of consolidation, even when this threshold was reached.

This possibility of exclusion does not exist under IAS 28. The Group has therefore incorporated the entities Opodo and TOGA in its scope of consolidation using the equity method. The impact on the Company’s consolidated equity attributable to equity holders of Air France KLM SA as of April 1, 2004 was € (24) millions.

Other adjustments :

h)  Property, plant and equipment

IAS 16 “Property, Plant and Equipment” requires the recognition of all obtained and reasonably applicable discounts, rebates and returns as a reduction of the acquisition price of property, plant and equipment. Under French GAAP, certain incentives received from aircraft manufacturers were recorded in the income statement at the time the incentive was paid.

At the transition date to IFRS, such incentives were accounted for as a reduction of the cost of the related aircraft and thus, reduced the Company’s consolidated equity as of April 1, 2004 by € 25 millions before tax.

IAS 23 “Borrowing Costs” allows the capitalization of financial interest for fixed assets which require a long period of preparation before installation for use. Under French GAAP, this method had been applied prospectively by the Group since April 1st, 1997. The application of IFRS being retrospective, the Group included interest, as of April 1, 2004 in the tangible assets acquired before April 1st, 1997 and recognized in the opening balance sheet at the amortized historical cost. This restatement increased the Company’s consolidated equity by € 11 millions, before tax, as of April 1, 2004.

i) Exchange of slots

The Group entered into a series of agreements with airline companies in order to exchange some of its summer and winter slots, which it does not intend to use, for other slots. This exchange of similar assets also included a cash consideration. Under French GAAP, the Group recognized the entire gain resulting from the exchange of the summer and winter slots as of March 31, 2004, considering that all uncertainties related to the timing and resolution of the conditions for the exchange of the winter slots were assured beyond a reasonable doubt.

Under IFRS, the Group considered that the culmination of the earning process was not reached for the exchange of the winter slots and consequently, has deferred as of April 1, 2004 the recognition of a gain before tax of € 20 millions for the slots, resulting in a decrease in the Company’s consolidated equity as of April 1, 2004.

j) Leases

Under French GAAP, the Group accounted for leases arrangements based on the legal form of the arrangement. As a result, a lease was considered to be a finance lease only in the case where the lease agreement provides for a bargain purchase option.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The application of IAS 17 “Leases” resulted in the reclassification of certain lease agreements. This reclassification resulted in a pre-tax increase in the Company’s consolidated equity of April 1, 2004 by € 18 millions.

k) Provisions for restitution

The commitments related to the maintenance expected at the end of contracts for certain aircraft were recorded as expense when the costs became certain, in accordance with French GAAP. According to IAS 37, they are recorded as a provision as of the contract’s starting date. Furthermore, the discounting of long-term provisions, forbidden under French GAAP, was also taken into account. The cumulative pre-tax impact on the Company’s consolidated equity amounted to € (7) millions at April 1, 2004.

l) Trademark registration costs

Under IAS 38 “Intangible Assets”, trademark registration costs do not meet the intangible assets recognition criteria. As a result, such trademark registration costs were therefore eliminated for a pre-tax amount of € (8) millions.

m) Statistical provisions

The Group’s application of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” prohibits the recognition of statistical provisions. As a result, the Group eliminated such provision recording a pre-tax adjustment of € 15 millions in the Company’s consolidated equity attributable to equity holders of Air France KLM SA as of April 1, 2004.

n) Deferred taxes on the above adjustments

The tax effect of the adjustments included in the reconciliation of equity under French GAAP to IFRS was calculated by applying the applicable tax rate to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate was the tax rate expected to apply at the time the temporary difference reverses based on the specific tax jurisdiction in which the reversal will occur.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.  Reconciliation of equity and net income as of and for the year ended March 31, 2005

The table below shows the IFRS transition effects on the Company’s consolidated income statement for the year ended March 31, 2005 and consolidated equity as of March 31, 2005.

	Note	April 1, 2004	Net Income March 31, 2005	Share capital increase	Other	March 31, 2005
	in € millions
Equity, attributable to equity holders of Air France-KLM S.A. – French GAAP		4,062	351	768	(20)	5,161

Effect of transition to IFRS:
Property, plant and equipment fair value adjustment	(a)	(740)	89			(651)
Pension		(20)	71			51
Deferred taxes on TSDI (perpetual subordinated notes)		(80)	(7)			(87)
Deferred taxes on distributable reserves of equity affiliates	(b)	(4)	(41)			(45)
Scope of consolidation – exclusive control	(c)	(58)	38			(20)
Scope of consolidation – significant influence	(d)	(24)	11			(13)
Goodwill	(e)		36			36
Negative goodwill – KLM	(f)		1,279			1,279
Share-based compensation	(g)		(69)		69	—
Recognition of intangible assets – KLM	(h)		(15)			(15)
Residual value adjustment	(i)		(23)			(23)
Other adjustments		(2)	(5)		3	(4)
Deferred taxes impact on the above adjustments		245	(5)			240

Equity, attributable to equity holders of Air France-KLM S.A. – IFRS		3,379	1,710	768	52	5,909

Minority interests – French accounting standards		23	7		35	65
IFRS adjustments impact		64	(21)		3	46

Total Equity – IFRS		3,466	1,696	768	90	6,020

The main reconciling items are described below:

Property, plant and equipment fair value adjustment:

(a)  Property, plant and equipment fair value adjustment

In accordance with IFRS 1, the Group has elected to fair value the tangible assets at the transition date to IFRS (cf. 1.a) and adjusted depreciation for the year ended March 31, 2005 accordingly.

The impact on the Company’s consolidated pre-tax income for the year ended March 31, 2005 was a profit amounting to € 89 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Distributable reserves of equity affiliates:

(b)  Deferred taxes on distributable reserves of equity affiliates

The deferred tax liability recorded on the undistributed reserve (see note 1.e) was adjusted in the 2004-05 period due to the LBO operation of Amadeus GTD initiated during the period and inducing a change in tax rate. This adjustment resulted in the recognition of a tax charge amounting to € 41 millions during the year ended March 31, 2005.

Scope of consolidation:

(c)  Scope of consolidation—exclusive control

The company AFPL sold two aircraft to companies outside the Air France-KLM group during the year ended March 31st, 2005, for which internal sale gains had been neutralized in the opening balance sheet (see note 1.f). These disposals generated an realization of these capital gains previously considered intercompany amounting to € 38 millions before tax on the income statement for the year ended March 31, 2005.

(d)  Scope of consolidation—significant influence

During the year ended March 31, 2005, the Company ceased to account for under the equity method its interest in Opodo. During the year ended March 31, 2005, Air France-KLM’s interest in Opodo dropped below 20% following a capital increase in which the Group did not participate. Air France-KLM believes that it no longer has the ability to exercise significant influence on this investment. Until June 30, 2004, the Opodo shares were accounted for using the equity method under IFRS. This restatement resulted in a pre-tax impact of € 11 millions on the Company’s consolidated income for the year ended March 31, 2005.

Business combinations:

(e)  Goodwill at April 1, 2004

In accordance with IFRS 3, the Group ceased to amortize goodwill effective April 1, 2004. Such goodwill is tested for impairment at least annually. Under French GAAP, such goodwill was amortized.

The impact for cancelling amortization recorded under French GAAP on the Company’s consolidated income statement for the year ended March 31, 2005 is € 36 millions.

(f)  Negative goodwill—KLM

The only business combination since April 1, 2004 is the combination with KLM effective May 1, 2004. Under French GAAP, negative goodwill arising from this business combination is recognized on the Company’s income statement over the estimated period of the expected economic returns related to the combination.

Under IFRS 3, negative goodwill arising from a business combination shall be immediately recognized in the Company’s income statement.

Such GAAP difference resulted in an adjustment to the Company’s consolidated income statement for the year ended March 31, 2005 amounting to € 1,279 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Share-based compensation

(g)  Offering reserved for employees

Pursuant to the transitional provisions of IFRS 2, the Group applied this standard for the stock option plans granted after November 7, 2002.

The stock option and purchase plans are valued at fair value on the date the plans are granted. This fair value is estimated to equal the fair value of the services rendered by the employees in consideration for the options received.

With regard to the Offering Reserved for the Employees (“ORS”, see note 27.2), which took effect on February 21, 2005, given that there was no service condition after the date this plan was granted, the entire charge of € (69) millions corresponding to the valuation of the benefits at fair value received was recognized in the Company’s income statement during the year ended March 31, 2005.

KLM tangible and intangible assets

(h) Intangible assets

Certain intangible assets (customer relationships) valued under IFRS 3 in the context of the fair valuation of KLM’s assets and liabilities at the acquisition date have a finite life (between 5 and 12 years). Such intangibles are amortized over their estimated useful life. Such intangible assets were not identified under French GAAP as it is not permitted to recognize intangible assets as part of a business combination when such business combination results in negative goodwill.

This amortization had a pre-tax impact of € (15) millions on the Company’s consolidated income statement for the year ended March 31, 2005.

(i) Tangible assets

In the context of the transition to IFRS, the useful life of the Group’s fleet was reviewed and estimated at 20 years, without residual value.

This change in amortization period and method had a pre-tax impact on net income of € (23) millions for the 2004-05 financial year.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.  Reconciliation of French standards / IFRS on the balance sheet at March 31, 2005

ASSETS	Published accounts	Property, plant and equipment fair value	Pension	Deferred tax on TSDI	Deferred tax on distributable reserves of equity affiliates	Scope of consolidation	Goodwill	Recognition of intangible assets	Other adjustments	Deferred tax impact on the adjustments	Reclassification	IFRS balance sheet
	in € millions
Non–current assets
Goodwill	83						16				106	205
Intangible assets	159						18	(15)	386		(111)	437
Flight equipment	10,917	(651)				39			84		5	10,394
Other property, plant and equipment	1,837								58			1,895
Investments in equity associates	564					(9)	2		13		7	577
Pension assets			72						494		1,201	1,767
Other financial assets	548			94		(11)			331		151	1,113
Deferred tax assets	97					(5)			4	218	(174)	140
Other non curent assets									51		285	336

Total non–current assets	14,205	(651)	72	94		14	36	(15)	1,421	218	1,470	16,864

Current assets
Other short term financial assets											654	654
Inventories	389								(7)			382
Account receivables	2,272					1			(1)			2,272
Income tax receivables										5	1	6
Other current assets	2,001								(37)		(995)	969
Cash equivalent	2,254										(605)	1,649
Cash	386					13					(1)	398

Total current assets	7,302					14			(45)	5	(946)	6,330

Total assets	21,507	(651)	72	94		28	36	(15)	1,376	223	524	23,194

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

LIABILITIES AND EQUITY	Published accounts	Property, plant and equipment fair value	Pension	Deferred tax on TSDI	Deferred tax on distributable reserves of equity affiliates	Scope of consolidation	Goodwill	Recognition of intangible assets	Other adjustments	Deferred tax impact on the adjustments	Reclassification	IFRS balance sheet
	in € millions
Issued capital	2,290											2,290
Additional paid-in capital	390									(6)		384
Treasury shares											(19)	(19)
Reserves and retained earnings	2,490	(651)	51	(87)	(45)	(33)	1,315	(15)	(27)	246	10	3,254
Currency translation adjustment	(9)										9

Equity attributable to equity holders of Air France - KLM	5,161	(651)	51	(87)	(45)	(33)	1,315	(15)	(27)	240		5,909

Minority interests	65					34			12			111

Total equity	5,226	(651)	51	(87)	(45)	1	1,315	(15)	(15)	240		6,020

Provisions and retirement benefits	2,265		21				(1,279)		467		42	1,516
Long-term debt	8,268			87		16			522		(1,004)	7,889
Deferred tax	81			87	45				291	(17)	(174)	313
Other non-current liabilities						11			213		257	481

Total non-current liabilities	10,614		21	174	45	27	(1,279)		1,493	(17)	(879)	10,199

Provisions									26		98	124
Short term portion of long-term debt				7					27		1,010	1,044
Trade payables	1,905								(3)		(1)	1,901
Deferred revenue on ticket sales	1,656								16		(16)	1,656
Current tax liabilities											8	8
Other current liabilities	2,106								(168)		42	1,980
Bank overdraft											262	262

Total current liabilities	5,667			7					(102)		1,403	6,975

Total liabilities and equity	21,507	(651)	72	94		28	36	(15)	1,376	223	524	23,194

The columns presented above summarize the adjustments made for the implementation of the IFRS and described earlier in the reconciliation of equity capital.

The “reclassification” columns primarily concern:

–	the classification of receivables, fixed assets, provisions and liabilities between the current portion and the non-current portion;

–	the elimination of the deposits and securities related to aircraft finance leases pursuant to IAS 1.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

4.  Presentation of French standards to IFRS in the 2004-05 income statement

	Published accounts	Property, plant, and equipment fair value	Pension	Deferred on TSDI	Deferred tax on distributable reserves of equity affiliates	Scope of consolidation	Goodwill	Share- based compen- sation	Recognition of intangible assets	Other adjustments	Deferred tax impact on the adjustments	Reclassification	IFRS
Sales	19,078									(86)		(14)	18,978
Other revenues										0		5	5
External charges	(10,687)					13				82		(37)	(10,629)
Salaries and related costs	(5,922)		71					(69)		13		(87)	(5,994)
Taxes other than income taxes	(226)									1			(225)

Gross operating result	2,243

Other income and expenses	(1,746)	66				(4)	18		(15)	(39)		135	(1,585)

Income from current operations / Operating income	497	66	71	0	0	9	18	(69)	(15)	(29)	0	2	550

Restructuring costs	(21)									1		20	0
Sales of subsidiaries and affiliates	67									0		(67)	0
Sales of aircraft equipment		23								(2)		(2)	19
Other non-current income and expenses										(48)		52	4
Negative goodwill							1,279			0		75	1,354

Income from operating activities		89	71	0	0	9	1,297	(69)	(15)	(78)	0	80	1,927

Financial result	(219)					11				(15)		(7)	(230)

Income before tax	324	89	71	0	0	20	1,297	(69)	(15)	(93)	0	73	1,697

Share of profits (losses) of associates	73					(4)	3			1			73
Amortization of goodwill	58						15			0		(73)	0

Income (loss) before income tax and minority interests	455	89	71	0	0	16	1,315	(69)	(15)	(92)	0	0	1,770

Income taxes	(96)			(7)	(41)	11				5	(5)		(133)

Net income from continuing operations													0

Net income from discontinued operations										59			59

Income for the period	359	89	71	(7)	(41)	27	1,315	(69)	(15)	(28)	(5)	0	1,696

Group	351	89	71	(7)	(41)	49	1,315	(69)	(15)	(28)	(5)	0	1,710
Minority interests	8					(22)				0			(14)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

41.  Reconciliation of net income and stockholders’ equity and condensed consolidated us gaap statements of income and balance sheets

The Company’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Commission for use in the European Union which, as applied by the Company, differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”).

As described in the note “transition from French accounting standards to IFRS” and in notes 3.17.2 and 4.1 of these consolidated financial statements, the Company has changed its accounting principles in relation to the recognition of certain pension asset surpluses of KLM and has applied this change retrospectively to the IFRS consolidated financial statements as of and for the year ended March 31, 2006. As a result of this change, the IFRS comparative figures as of March 31, 2005 are different from those published in the unaudited interim condensed consolidated financial statements for the six-month period ended September 30, 2005 included in the Form 6K filed with the SEC on March 31, 2006. The impact of the change, and in particular to the negative goodwill generated by the acquisition of KLM, are disclosed in note 4.1 of these consolidated financial statements.

41.1.  Reconciliation of net income and of Stockholders’ equity

Reconciliation of net income

The effects of the application of US GAAP on net income for each of the years ended March 31, 2006 and 2005 are set out in the table below:

	Year Ended
	March 31, 2006	March 31, 2005
	(in € millions)
Group net income in the IFRS consolidated income statements	913	1,710
US GAAP adjustments :
(a) Business combination :
KLM	194	(1,256)
Other	—	—
(b) Reconciling items related to aircraft	(90)	(71)
(c) Pensions and post-retirement benefits	(2)	4
(d) Derivatives	16	688
(e) Stock-based compensation	(19)	(23)
(f) Treasury shares	—	2
(g) Convertible bonds	3	—
(h) Other	(18)	(7)
(i) Deferred income tax effect on above adjustments	12	(293)

Total US GAAP adjustments	96	(956)

Minority interests on above adjustments	(5)	1

Group net income, according to US GAAP	1,004	755

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of Stockholders’ equity

The effects of the application of US GAAP on stockholders’ equity as of March 31, 2006 and 2005 are set out in the table below:

	March 31, 2006	March 31, 2005
	(in € millions)
Stockholders’ equity, as reported in the IFRS consolidated balance sheets	7,734	5,909

US GAAP adjustments :
(a) Business combination :
KLM	(1,078)	(1,271)
Other	112	112
(b) Reconciling items related to aircraft	647	736
(c) Pensions and post-retirement benefits	50	28
(d) Derivatives	(112)	1,061
(e) Stock-based compensation	—	—
(f) Treasury shares	—	(73)
(g) Convertible bonds	(68)	—
(h) Other	7	(7)
(i) Deferred income tax effect on above adjustments	(280)	(707)

Total US GAAP adjustments	(722)	(121)

Minority interests on above adjustments	(6)	(9)

Stockholders’ equity, according to US GAAP	7,006	5,779

Differences between accounting principles followed by the Company and U.S. GAAP

Elements of the Company’s accounting policies which differ significantly from US GAAP are described below.

(a)  Business combination

a-1 Acquisition of KLM

In 2004, Air France acquired KLM by a public offer to holders of KLM ordinary shares.

Under IFRS and U.S. GAAP, Air France-KLM concluded that its ability to cast the deciding vote for significant matters of management by the strategic management committee, combined with its ownership of 49% of the voting share capital of KLM, and its ownership of all of the outstanding depositary receipts related to the administered shareholdings provides Air France-KLM with a controlling financial interest in KLM, and that consolidation of KLM provides the most meaningful presentation of the combined financial position and results of operations of Air France-KLM.

All assets, liabilities and non-controlling interests of KLM have been measured at their fair values at the date of completion of the exchange offer. KLM’s operations have been consolidated beginning May 1, 2004.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under IFRS and US GAAP, the acquisition of KLM was accounted for under the purchase method which differs in certain aspects between IFRS and US GAAP.

Stockholders’ equity and net income reconciling items before tax included in the reconciliation related to KLM’s business combination are summarized below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Elimination of negative goodwill recognized under IFRS	—	(1,352)	(1,352)	(1,352)
Reconciling items related to the negative goodwill	—	—	(16)	(16)
Changes to the purchase price allocation	11	(11)	—	(10)
Effect of the allocation of the negative goodwill on the depreciation of assets acquired :
Fleet asset	96	82	178	82
Other tangible assets	17	15	32	15
Intangible assets	6	6	12	6
Software	4	4	8	4
Equity investments	1	—	1	—
Elimination of impairment recorded on Martinair	59	—	59	—

Total	194	(1,256)	(1,078)	(1,271)

•  Negative goodwill recognized under US GAAP

Under IFRS, negative goodwill is directly recorded through income statement as explained in note 4 to these consolidated financial statements.

Under U.S. GAAP, the acquiring enterprise should reduce proportionately the fair value of the acquired assets for the amount of negative goodwill. However, the purchase price allocation to certain assets such as prepaid pension asset and financial assets (excluding investments in equity investees) are not reduced because these assets are viewed as having a more reliably determinable fair value.

Consequently, under US GAAP, the negative goodwill has been allocated on a pro rata basis as a reduction of the fair values of certain assets, namely fixed assets, intangible assets, other non current assets and investment accounted for under the equity method.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The allocation under US GAAP of the negative goodwill on the assets is presented below:

In € millions
Decrease in fleet assets	(1,229)
Decrease in other tangible assets	(276)
Decrease in other assets	(116)
Decrease in equity method investments	(69)
Decrease in intangible assets identified	(146)
Decrease in software	(15)
Deferred tax asset arising from the above reconciling items	639
Valuation allowance on deferred tax assets generated by the allocation of negative goodwill	(156)

Allocation of negative goodwill under US GAAP	(1,368)

The allocation of negative goodwill to intangible assets, fleet assets and other tangible assets reduces the depreciation expense recorded under US GAAP over the useful lives of the assets.

As of March 31, 2006, the Company determined that the remaining valuation allowance on deferred tax assets generated by the allocation of negative goodwill was no longer required. In accordance with the requirements of SFAS 109, Accounting for Income Taxes (“FAS 109”), the Company has credited € 113 million to non-current intangible assets related to the acquisition.

Reconciliation of negative goodwill

The reconciliation between the negative goodwill calculated under IFRS and the negative goodwill calculated under US GAAP is presented below:

In € millions
Negative goodwill under IFRS	(1,352)
Differences related to determination of purchase price :
Measurement date of securities issued	(37)
Employee stock options valuation	(2)
Differences related to the allocation of purchase price :
Reclassification of treasury shares	34
Accounting for maintenance as expense as incurred	(15)
Deferred income tax effect on above adjustments	4
Minority interests on above adjustments	—

Total US GAAP reconciling items	(16)

Negative goodwill under US GAAP	(1,368)

Differences in the negative goodwill between IFRS and US GAAP are further explained below:

Differences related to the determination of purchase price

Under IFRS, the purchase price of KLM has been determined to be €831 millions as described in note 4 of these consolidated financial statements. Under US GAAP such purchase price has been determined to be €792 millions.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The difference is explained as follows :

(i)	Measurement date of securities issued : Under IFRS, the consideration for the acquisition of KLM’s common shares by Air France was based on the quoted market price as of the two closing dates of the exchange offer (i.e. May 3, 2004 at € 14.65 per share and May 21, 2004 at €12.81 per share). Under U.S. GAAP Air France has complied with the provisions of EITF 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination and used the market price for a reasonable period before and after the date the terms of the transaction were agreed to and announced in determining the fair value of securities issued. Accordingly, under U.S. GAAP, Air France shares issued in consideration for the acquisition of KLM were determined based on a weighted average share price for the six trading days between September 25, 2003 and October 2, 2003, which was € 13.34 per share. The warrants issued as part of the transaction have also been valued at different dates under IFRS and US GAAP.

(ii)	Employee stock options : Under both IFRS and U.S. GAAP, vested stock options issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. Accordingly, Air France-KLM has followed the provisions of FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (“FIN 44”) and has included the fair value of the options issued in the purchase price. The date of stock market price used in the Black-Scholes model for stock options valuation differs between IFRS and US GAAP.

Differences on the negative goodwill related to a timing difference in cancellation of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation, if necessary. Effective April 1, 2005, treasury shares are accounted for at cost as a reduction of stockholders’ equity under IFRS.

Under US GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity.

Accounting for maintenance as expense as incurred

Under IFRS, the Company applies the component method for major airframe and engine maintenance. The estimated maintenance costs are capitalized and depreciated over the period to the next major overhaul. Under US GAAP, the Company expenses the maintenance costs as incurred.

•  Changes to the purchase price allocation during the year ended March 31, 2006

Changes to the purchase price allocation were made and recorded during the year ended March 31, 2006. Adjustments to the allocation as of March 31, 2005 relate primarily to the pension valuation and the valuation of a debt owed to the Dutch State. As a result of such adjustments, the negative goodwill has been adjusted from €1,387 millions to €1,368 millions. The allocation of the negative goodwill on assets has been revised accordingly.

The March 31, 2005 IFRS consolidated balance sheets published in these consolidated financial statements reflects the final purchase price allocation.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Elimination of the impairment recorded on Martinair

Under IFRS, an impairment charge has been recorded on the Company’s investment in Martinair (accounted for under the equity method) during the year ended March 31, 2006 for an amount of € 59 millions. Under US GAAP, the investment in Martinair had already been reduced by €59 millions as part of the negative goodwill allocation as disclosed above.

a-2 Other business combinations

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Amortization of goodwill	—	—	107	107
Business combination other than KLM	—	—	5	5

Other business combination	—	—	112	112

•  Amortization of goodwill :

In respect of acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 has not been reconsidered in preparing the Group’s opening balance sheet at April 1, 2004. Moreover, under French GAAP, consolidation and business goodwill arising from previous transactions have been amortized over the expected period of benefit, which does not exceed 20 years. Under IFRS effective April 1, 2004, goodwill arising from previous transactions is not amortized but is required to be reviewed for impairment annually (or more frequently if impairment indicators arise).

Under U.S. GAAP, the Company accounts for goodwill and other indefinite life intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As permitted, the Company adopted the provisions of SFAS 142 on April 1, 2001. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise).

Additionally, goodwill on equity method investments is no longer amortized; however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The company performs the annual test for goodwill impairment during the first quarter of each fiscal year. No goodwill impairment was recorded during the years ended March 31, 2006 and 2005.

•  Business combinations other than KLM :

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA business combinations) have not been accounted for

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

in accordance with IFRS 3. Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS No 141 Business Combinations applicable for business combinations initiated after that date, require that the Company allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be measured at fair value at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under IFRS and U.S. GAAP.

The impact on amortization of tangible fixed assets is nil due to offsetting impacts related to the disposal of aircraft.

A summary of the adjustments to net income and stockholders’ equity before tax from IFRS to US GAAP is disclosed below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Reduction of goodwill	—	—	(23)	(23)
Increase in tangible assets	—	—	28	28

Business combination other than KLM	—	—	5	5

(b)  Reconciling items related to aircraft

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Fair market value of the fleet	(91)	(77)	504	595
Leases involving governmental units	—	1	33	33
Accounting for maintenance costs	(42)	6	(106)	(65)
Sale-leaseback transactions	19	3	(55)	(74)
Restitution cost accrual	24	(4)	271	247

Total	(90)	(71)	647	736

•  Fair market value of the fleet

In accordance with IFRS 1, the Company has elected to measure certain aircraft at the date of transition to IFRS at their fair value and to use this fair value as deemed cost. The fleet was valued

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

as of April 1, 2004 by external appraisers. Under US GAAP, the fleet is valued at historical cost less accumulated depreciation and impairment charge, if applicable.

•  Leases involving governmental units

Under IFRS, certain lease agreements with Aéroports De Paris (“ADP”), a governmental unit, have been accounted for as finance leases in accordance with IAS 17 Leases.

Under US GAAP, in accordance with FIN 23 Leases of certain properties owned by a governmental unit or authority, lease agreements with ADP have been accounted for as operating leases.

•  Accounting for maintenance costs

Under IFRS, the Company applies the component method for major airframe and engine maintenance. The estimated maintenance costs related to aircraft owned and held under finance leases are capitalized and depreciated over the period to the next major overhaul.

Under U.S. GAAP, the Company accounts for maintenance costs of owned aircraft and aircraft held under capital leases using the expense as incurred method.

•  Sale-leaseback transactions

The Company regularly enters into transactions whereby the Company sells a fully owned aircraft to a third party and leases the aircraft back from this party (the lessor). Under IFRS and to the extent the lease back agreement qualifies as an operating lease, the Company recognizes the entire gains and losses on the sale transactions upon completion of the sale of the aircraft to the lessor when the transaction is clearly established at fair value.

Under U.S. GAAP, all profits or losses on sales realized by the Company are deferred and amortized in proportion to the related gross rental charged to expense over the lease term, for operating leases. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss is recognized immediately up to the amount of the differences between undepreciated cost and fair value.

•  Restitution cost accrual

Under IFRS, the Company accrues for both airframe and engine maintenance costs related to aircraft held under an operating lease as soon as the aircraft does not meet the return to condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under U.S. GAAP, restitution costs are accrued when such costs are probable and estimable in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)  Pensions and post-retirement benefits

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Additional minimum liability	—	—	(159)	(183)
Difference in the timing of the recognition of actuarial gains and losses	(10)	(7)	185	195
Difference in recognition of prior service costs	7	14	23	16
Difference in transition obligation	3	3	(5)	(8)
Provision for early retirement	(2)	(6)	6	8

Total	(2)	4	50	28

•  Additional minimum liability

Under US GAAP, the Company accounts for its pension and post-retirement benefit plans in accordance with SFAS 87 Employers’ Accounting for Pensions and SFAS 106 Employers’ Accounting for Postretirement Benefits. Under US GAAP, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to SFAS 87, as an intangible asset for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.

There is no requirement for an additional minimum liability under IFRS.

•  Difference in the timing of the recognition of actuarial gains and losses

In accordance with IFRS 1, the Company elected to recognize the unrecognized actuarial gains and losses in the Company’s net stockholders’ equity at the IFRS transition date, thus creating a reconciling item between IFRS and US GAAP.

•  Difference in recognition of prior service costs

Under IFRS, increase in prior service cost for vested rights is recognized directly in the income statement.

Under U.S. GAAP, such costs are generally amortized over the remaining service period of the employees participating in the plan.

•  Difference in transition obligation

Under US GAAP, the Group accounts for its pension and post retirement benefit plans in accordance with SFAS 87 and SFAS 106. Transition obligations for pensions were calculated as of April 1, 2001 and have been amortized through a 12 year period.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•  Provision for early retirement

In accordance with French law, Air France-KLM has implemented a voluntary early retirement program for employees between 55 and 60 years of age (normal retirement age). During this early retirement period, employees receive 80% of their full time salary for working part time. The employees are required to work 50% of the total working time remaining until normal retirement age. In most cases, the employees work 80% of the total time during the first half of the period and 20% during the second half. Under IFRS, the Company treated the additional benefits granted under the early retirement program as termination benefits and recorded a liability at the date of the offer to the employees.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS 112, Employers’ Accounting for Post-employment Benefits.

(d)  Derivatives

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Unrealized gains / (losses) on fuel derivatives	28	821	—	1,234
Unrealized gains / (losses) on forward exchange contracts	(9)	(140)	(112)	(97)
Unrealized gains / (losses) on interest swaps	(3)	7	—	(76)

Total	16	688	(112)	1,061

Beginning April 1, 2005, the Company has applied IAS 32 and IAS 39. The impact of the first time application of IAS 32 and 39 was directly recorded in equity. Amounts recorded into equity correspond to derivatives’ fair value and hedged items’ revaluation attributable to the hedged risk (fair value hedge).

Under US GAAP, the total fair value of outstanding fuel derivatives recognized on the balance sheet as of March 31, 2005 was € 1 234 million, the change in fair value of these instruments over 2005 was € 821 million and was recorded in the consolidated statement of income as no hedge accounting was applied. These amounts were not recorded under IFRS as the Company did not apply IAS 39 until April 1, 2005.

Prior to April 1, 2005, the Company applied the following accounting policies under IFRS:

•  Unrealized gains and losses on foreign exchange contracts and foreign currency swaps were recorded against the carrying amount of the hedged asset or liability.

•  The difference between interest payable and receivable related to interest rate swaps was recognized as interest expense or interest income on an accrued basis, symmetrically to the interests paid on the hedged debt.

•  Realized gains or losses on petroleum derivatives (options or swaps) were recognized as operating expense or operating income, symmetrically to the jet fuel expenses.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Beginning April 1, 2005, according to IAS 39 principles, all derivative instruments are to be recognized on the balance sheet at fair value. Changes in derivatives fair value are recognized either in the income statement or in other comprehensive income depending of the type of hedging relationships:

•  Derivatives classified as trading : Changes in the fair value of derivatives that are not designated as hedges are immediately recorded through the income statement

•  Derivatives classified as cash flow hedge: Changes in derivatives’ fair value are recorded in equity for the effective portion and in the income statement for the ineffective portion. Changes in derivatives fair value are reclassified in the income statement as soon as the hedged item is recognized in earnings.

•  Derivatives classified as fair value hedge: Changes in the fair value of derivatives are recorded in the income statement symmetrically to the changes in hedged items’ revaluation attributable to the hedged risk.

In order to qualify for hedge accounting (fair value hedge or cash flow hedge), formal documentation designating the relationships between the hedging instruments and the hedged underlying transaction must be in place at the inception and the hedge effectiveness must be reassessed on a regular basis.

Under US GAAP, beginning March 31, 2001, the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities according to which all derivative instruments are to be recognized on the balance sheet at fair value, similarly to IAS 32 and IAS 39.

Until March 31,, 2005, the derivatives held by the Company over the periods were economic hedges. However, most of the derivatives did not qualify for hedge accounting under SFAS 133 as the documentation supporting hedging transactions was not sufficient to meet the necessary requirements. Changes in derivatives’ fair value were therefore recorded in the income statement without offset against the underlying hedged item.

The differences between US GAAP and IFRS are related to:

•  Hedge effectiveness assessment for cash flow hedges involving the use of options

Under IFRS, effectiveness is assessed including options’ time value, resulting in recognizing changes in options’ time value in income statement as ineffectiveness.

Under US GAAP, based on DIG G20 principles Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”, changes in options’ time value are excluded from hedge effectiveness calculations if the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income.

•  Difference in IAS 39 and FAS 133 application date

Under US GAAP, certain derivatives were qualified as trading derivatives until March 31, 2005. Following the adoption of IAS 39, these derivatives have been qualified as fair value hedge, consistent with the IFRS classification. This leads to a difference relating to the carrying value of

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

the hedged items, between IFRS and US GAAP. As of March 31, 2006, the above difference leads to a decrease in stockholders’ equity from the IFRS accounts to the US GAAP accounts of € 112 millions. This reconciling item will remain until the derivatives mature.

(e)  Stock based compensation

	Income Statement		Stockholders’ equity
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
ESA 2003 plan	2	—	—	—
ESA 1998 plan	(21)	(23)	—	—

Total	(19)	(23)	—	—

•  ESA 2003 plan

Under IFRS, a portion of the ESA 2003 compensation plan is not recognized on a straight-line basis. Under US GAAP, all the ESA 2003 compensation is recognized on a straight-line basis.

•  ESA 1998 plan

Under IFRS, pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, were accounted for in accordance with IFRS 2. The other plans are not valued and remain unrecognized. As a result, ESA 1998 has not been accounted for in accordance with IFRS 2.

Under U.S. GAAP, the company accounts for stock-based awards in accordance with Statement 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, the fair value of those awards is charged against income. This GAAP difference had no impact on stockholders’ equity.

(f)  Treasury shares

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Reclassification of treasury shares	—	2	—	(49)
Commitment to repurchase	—	—	—	(24)

Total	—	2	—	(73)

•  Reclassification of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation if necessary, in accordance with French GAAP.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under US GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity. Effective April 1, 2005, this accounting treatment is also adopted under IFRS.

•  Commitment to repurchase

As of March 31, 2005, the Company was carrying 1,600,000 of its own shares that had been transferred to a third party with a commitment to repurchase those shares. Under IFRS and until the adoption of IAS 32 and IAS 39, such transaction was considered as a temporary loan.

Under U.S. GAAP, the commitment to repurchase the shares has been separately accounted for by the Company in accordance with SFAS 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. This resulted in an increase in financial debt and a decrease in stockholders’ equity of €24 millions as of March 31, 2005.

(g)  Convertible bonds

Under IFRS, the Company accounts for convertible bonds in accordance with IAS 32. As a result, the convertible debt is divided into its liability and its equity component. These components are presented separately on the face of the balance sheet.

Under US GAAP, the Company accounts for convertible bonds in accordance with APB 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrant, which requires that, when the convertible debt is issued and the conversion price is greater than the market value of the stock at the issuance date, no value is to be apportioned to the conversion feature when recording the issue.

(h)  Other

Stockholders’ equity and net income adjustments before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Marketable and investments securities	—	5	—	(2)
Equity method investments	(21)	(4)	7	(2)
Impairment	3	—	—	(3)
Other	—	(8)	—	—

Total	(18)	(7)	7	(7)

•  Marketable and investments securities

Under IFRS before the adoption of IAS 32 and IAS 39, the Company accounted for its investments in debt and equity securities at the lower of historical cost or fair value, determined on an investment by investment basis. The fair value of an investment corresponded to the value in use to the Company. Any impact of changes in provisions for investments was recorded in earnings. Provisions previously recorded might be reversed based on subsequent recoveries in fair values.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, the Company is required to apply the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). SFAS 115 requires that investments in marketable securities be divided into three categories: trading securities (investments that are bought and held principally for the purpose of selling them in the near term), held-to-maturity securities (debt securities that the Company has a positive intent and ability to hold to maturity), and available-for-sale investments (all other securities). Under SFAS 115, the Company classifies its investments in marketable debt and equity securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a component of stockholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income to reduce the cost basis of the assets. Such losses cannot be reversed.

•  Equity method investments

Under IFRS, the Company has accounted for investments in companies on which it has the ability to exercise significant influence under the equity method. The Company’s share in income of companies accounted for under the equity method is determined based on the IFRS financial statements of such companies.

Under US GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with US GAAP prior to the Company’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under US GAAP relate to the Company’s investment in

-	Alpha and mainly reflect difference in accounting for pension

-	Amadeus GTD and mainly reflect differences in accounting for business combination. Upon realization of the LBO transaction described in note 10, all the differences had been reversed by the profit and loss.

Subsequent to the LBO transaction, the equity value of WAM Acquisition SA (parent company of Amadeus GTD) is equal to zero under IFRS and under US GAAP.

•  Impairment

Under US GAAP, management determined that the estimated net undiscounted future cash flows generated by its Beech 1900 were less than their carrying value. Management estimated the undiscounted future cash flows with models used by the company in making fleet and scheduling decisions. Under US GAAP, the Beech 1900 aircraft and the related long-lived assets were therefore written down to their fair values, based on the present value technique method.

Under IFRS, the Company did not recognize any impairment on the Beech 1900 due to the measurement of certain aircraft at the transition date to IFRS at their fair value.

The Company disposed of all the Beech 1900 during the year ended March 31, 2006. Therefore, there is no reconciling item on the Company’s shareholders’ equity as at March 31, 2006.

(i)  Deferred income tax effect on above adjustments

The tax effect of the adjustments included in the reconciliation of net income and stockholders’ equity under IFRS to US GAAP was calculated by applying the applicable tax rate

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate was the tax rate expected to apply at the time the temporary difference reverses based on the specific tax jurisdiction in which the reversal will occur.

(j)  Discontinued operations

On December 30, 2004, Air France-KLM’s disposed of its 66% interest in Amadeus France to Amadeus GTD, an equity investee of Air France-KLM.

Under IFRS, Amadeus France has been classified as a discontinued operation as of March 31, 2005.

Under US GAAP, recognition as discontinued operation is not permitted when the seller retains continuing involvement. Considering the equity method investment in Amadeus GTD, continuing involvement was presumed and therefore Amadeus France was not classified as a discontinued operation under US GAAP.

41.2.  US GAAP financial information

The following are the Company’s condensed consolidated statements of income prepared in accordance with US GAAP for each of the years ended March 31, 2006 and 2005.

	Year Ended
	March 31, 2006	March 31, 2005
	(in € millions)
Net sales	21,441	19,067
Salaries and related costs	(6,410)	(5,960)
Aircraft fuel	(3,588)	(2,653)
Depreciation and amortization	(1,392)	(1,512)
Other expenses (*)	(8,611)	(7,471)
Financial result	(217)	(358)

Income before taxes, minority interests and share in net income of equity affiliates	1,224	1,113
Income tax (expense) income	(244)	(447)
Share in net income of equity affiliates	37	76
Minority interests	(13)	13

Net income	1,004	755

(*)	include the gain recorded on the Amadeus GTD transaction (please refer to Note 10 to the consolidated financial statements)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

In accordance with SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares and the effect of diluting instruments. The computation and reconciliation of basic and diluted earnings per share for the years ended March 31, 2006 and 2005 in accordance with U.S. GAAP is as follows:

	Year Ended
	March 31, 2006	March 31, 2005
	(in € millions except shares and per share data)
Numerator
Net income (loss) used to calculate basic earnings per share according to U.S. GAAP	1,004	755
Net income (loss) used to calculate diluted earnings per share according to US GAAP	1,014	755
Denominator (share amounts)
Weighted average number of shares outstanding – basic	263,423,578	258,705,143
Weighted average number of shares outstanding – diluted	284,227,072	258,895,004
Net earnings (loss) per share – basic, according to U.S. GAAP	3.81	2.92
Net earnings (loss) per share – diluted, according to U.S. GAAP	3.57	2.92

The following are the Company’s consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the years ended March 31, 2006 and 2005:

	March 31, 2006	March 31, 2005
	(in € millions)
Net income (loss), as determined under U.S. GAAP	1,004	755
Other comprehensive income :
Foreign currency translation adjustments	8	—
Unrealized gains / losses on available-for-sale securities	—	(3)
Minimum pension liabilities adjustments	24	(61)
Derivative instruments	412	215
Tax effect on the above adjustments	(151)	(50)

Comprehensive income (loss), as determined under U.S. GAAP	1,297	856

Tax effects on other comprehensive income items of each of the individual items is as follows :

	March 31, 2006	March 31, 2005
	(in € millions)
Foreign currency translation adjustments	—	—
Unrealized gains / losses on available-for-sale securities	—	1
Minimum pension liabilities adjustments	(8)	20
Derivative instruments	(143)	(71)

	(151)	(50)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The following table presents the accumulated balances, net of tax, of each item of other comprehensive income :

	Foreign currency translation adjustments	Unrealized gains / losses on available- for-sale securities	Minimum pension liabilities adjustments	Derivative instruments	Tax effect	Total
	(in € millions)
Year ended March 31st, 2005
Balance beginning of the year	(9)	3	(122)	(14)	47	(95)
Current period change	—	(3)	(61)	215	(50)	101

Balance end of the year	(9)	—	(183)	201	(3)	6

Year ended March 31st, 2006
Balance beginning of the year	(9)	—	(183)	201	(3)	6
Current period change	8	—	24	412	(151)	293

Balance end of the year	(1)	—	(159)	613	(154)	299

The following are the Company’s condensed consolidated balance sheets prepared in accordance with US GAAP as of March 31, 2006 and 2005:

	March 31, 2006	March 31, 2005
	(in € millions)
Cash and cash equivalents and short-term investments	3,580	2,591
Accounts receivables	2,517	2,271
Inventories	329	378
Deferred tax assets – current	—	175
Prepaid expenses and other	2,045	1,032

Total current assets	8,471	6,447
Tangible assets	11,780	11,234
Investments	272	560
Other non current asset	4,116	4,410
Deferred tax assets – non current	—	—
Intangible assets	196	280
Goodwill	292	289

Total non-current assets	16,656	16,773

Total assets	25,127	23,220

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	March 31, 2006	March 31, 2005
	(in € millions)
Current maturities of long-term debt	1,255	1,106
Short-term obligations	102	262
Trade payables	2,037	1,901
Deferred revenue on ticket sales	2,062	1,656
Deferred tax liabilities – current	43	—
Other current liabilities	2,584	3,175

Total current liabilities	8,083	8,100

Long-term debt	7,807	7,603
Provisions	1,149	1,062
Other non-current liabilities	484	35
Deferred tax liabilities – non-current	473	524

Total non-current liabilities	9,913	9,224

Total liabilities	17,996	17,324

Minority interests	125	117
Stockholders’ equity	7,006	5,779

Total liabilities and stockholders’ equity	25,127	23,220

In the accompanying consolidated financial statements and in these notes, certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Statement of changes in stockholders’ equity in accordance with US GAAP is as follows :

	Common stock	Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumu- lated other compreh- ensive income (loss)	Treasury stock	Total stockhol- ders’ equity	Minority interests	Total stockhol- ders’ equity and minority interests
	(In € millions)
Balance at April 1, 2004	1,858	575	(81)	1,885	(95)	(18)	4,124	88	4,212
Issuance of common stock	422	309	—	—	—	—	731	—	731
Contribution of assets	—	(206)	—	206	—	—	—	—	—
Exchange offer costs	—	(17)	—	—	—	—	(17)	—	(17)
Net change in treasury stock	—	—	—	—	—	(14)	(14)	—	(14)
Dividends paid	—	—	—	(17)	—	—	(17)	(1)	(18)
Other changes	(3)	(5)	—	29	—	—	21	11	32
Net income (loss)	—	—	—	755	—	—	755	(13)	742
Other comprehensive income (loss)	—	—	—	—	101	—	101	5	106
Deferred compensation	—	250	(155)	—	—	—	95	—	95
Change in scope	—	—	—	34	—	(34)	—	27	27
Balance at March 31, 2005	2,277	906	(236)	2,892	6	(66)	5,779	117	5,896
Net change in treasury stock	—	—	—	25	—	8	33	—	33
Dividends paid	—	—	—	(40)	—	—	(40)	(1)	(41)
Net income (loss)	—	—	—	1,004	—	—	1,004	13	1,017
Other comprehensive income (loss)	—	—	—	—	293	—	293	—	293
Deferred compensation	—	—	(63)	—	—	—	(63)	—	(63)
Change in scope	—	—	—	—	—	—	—	(4)	(4)
Balance at March 31, 2006	2,277	906	(299)	3,881	299	(58)	7,006	125	7,131

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

42.  SPECIFIC US GAAP DISCLOSURES

All the notes hereafter include US GAAP figures with the exception of notes 42.4 and 42.7 which are based on IFRS figures.

42.1.  Acquisition of KLM

(a)  Condensed balance sheet disclosing the amount assigned to each major asset and liability caption of KLM under US GAAP at the acquisition date

Fair value at May 1, 2004
Intangible assets	275
Tangible assets	2,726
Investment in equity investees	124
Other long-term investments	569
Pension assets	1,624
Inventories	200
Receivables	720
Cash and cash equivalents	685
Deferred tax assets	112
Provisions for risks	(447)
Long-term debt	(4,153)
Deferred tax liabilities	—
Other assets and liabilities	(1,643)

Net assets acquired	792

(b)  Pro forma information

The following unaudited pro forma information is presented, for comparative purposes, as though the public offer and the transactions described in note 4 to the consolidated financial statements had taken place on April 1, 2004.

Pro forma financial information is not necessarily indicative of the future results of Air France – KLM or of the financial condition of the combined entities that would have been achieved had the transactions described in the notes been consummated on the dates used as the basis for the preparation of Air France – KLM’s pro forma income statement.

Air France – KLM Pro forma March 31, 2005 Unaudited
(In € millions)
Net sales	19,556
Income from operations	1,427
Net income	767
Pro forma weighted average share outstanding
* Basic	2.96
* Diluted	2.96
Pro forma earnings per share
* Basic	2.92
* Diluted	2.92

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

42.2.  Pension and post-retirement benefits other than pension plans

The following table analyses the amounts recognized in the Group’s US GAAP condensed consolidated balance sheet as of March 31, 2006 and 2005 :

	Pensions and retirement indemnities		Post-retirement benefits Other than pensions
	2006	2005	2006	2005
	(in millions of euros)
Amounts recognized in the balance sheet:
Prepaid benefits costs	1,920	1,516	—	—
Accrued benefit liability	(935)	(697)	(65)	(102)
Intangible asset	(18)	—	—	—
Accumulated other comprehensive income	(159)	(183)	—	—

The pension and retirement indemnities include the valuation of jubilees.

Contribution payment expected for the year ended March 31, 2007 amounts to € 297 million.

For most of the funds, the assets allocation is determined by trustees who are responsible for the management of the fund’s assets including pursuing the fund’s investment objectives whilst complying with the local regulations. The strategic asset allocation is periodically reviewed based on an analysis of the liabilities, and based on taking a long term view of the investment market in bonds, equity and property. The asset allocation is focused on the fund’s risk and return profiles.

42.3.  Income taxes

(a) Deferred tax balances

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2006 and 2005 are presented below :

	March 31, 2006	March 31, 2005
	in € million
Deferred tax assets	1,974	1,630
Less valuation allowance	(145)	(277)
Netting by tax grouping or by legal entity	(1,829)	(1,178)
Net deferred tax assets	0	175
Deferred tax liabilities	2,345	1,702
Netting by tax grouping or by legal entity	(1,829)	(1,178)
Net deferred tax liabilities	516	524

Net deferred tax asset (liability)	(516)	(349)

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Major temporary differences giving rise to deferred taxes at March 31 are as follows :

	March 31, 2006	March 31, 2005
	in € million
Tax losses carried forward	611	606
Flight equipment, other property and equipment—impact of negative goodwill allocation	417	457
Other	946	567

	1,974	1,630

Prepaid pension and retirement	547	446
Flight equipment, other property and equipment	459	354
Derivatives	541	362
Other	798	540

	2,345	1,702

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2006.

At March 31, 2006, based upon past earnings and continuing profitability forecasted by management, the future taxable income of the tax group, taken as a whole, was more likely than not to absorb the group net deferred tax assets at March 31, 2006.

(b) Income before tax, minority interests and share in net income of equity affiliates is analyzed as follows :

	Year ended March 31,
	2006	2005
	(In € millions)
Domestic	697	794
Foreign	527	319

Income before tax, minority interests and share in net income of equity affiliates	1,224	1,113

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c) Tax benefit (expense) is analyzed as follows :

	Year ended March 31,
	2006	2005
	(In € millions)
Current
Domestic	(157)	(7)
Foreign	(1)	(1)

Total current tax benefit / (expenses)	(158)	(8)
Deferred
Domestic	17	(328)
Foreign	(103)	(111)

Total deferred tax expense	(86)	(439)

Total income tax expense	(244)	(447)

42.4.  Other information about affiliates

The carrying value of the Company’s stake in listed equity affiliated was as follows at March 31st, 2006 :

	% interest	Net Value	Market value
	(In € millions)
Alpha Airport Plc	26	33	51
Kenya Airways	26	49	144

42.5.  Advertising costs

The Company expenses advertising costs as other selling expenses in the year incurred. Advertising expense was € 158 millions and € 129 millions for the years ended March 31, 2006 and 2005, respectively.

42.6.  Disclosures of SFAS 142 adoption

The following table displays the changes in the carrying amount of goodwill under US GAAP by reportable segment :

	Passenger	Cargo	Maintenance	Other	Total
	(In € millions)
At April 1, 2004	280	—	1	4	285
Additions	—	—	—	4	4
Disposals	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—
At March 31, 2005	280	—	1	8	289
Additions	—	3	—	—	3
Disposals	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—
At March 31, 2006	280	3	1	8	292

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Other intangible assets mainly consist of :

-	Intangible assets recognized as a result of KLM’s business combination for a net amount of € 117 million and € 230 million as of March 31, 2006 and 2005, respectively.

-	Software and licenses for a total amount of € 61 million and € 50 million as of March 31, 2006 and 2005.

-	Intangible assets linked to pension (see note 42.2) for a total amount of € 18 million at March 31, 2006.

-	For the fiscal years ended March 31, 2006 and 2005, amortization expense related to those assets was approximately € 29 million and € 35 million, respectively.

As of March 31, 2006, the amortization period for amortizable intangible assets acquired as part of KLM’s business combination ranges from 5 to 12 years. The following table gives the related amortization expense for the next five coming years :

As of March 31,
(In € millions)
2007	5
2008	5
2009	5
2010	4
2011	2

42.7.  Other information

This information is based on IFRS figures.

	Balance at beginning of period	Charged to costs and expenses	Other movements	Balance at end of period
	(in € million)
Valuation and qualifying accounts deducted from the related accounts
Year ended March 31, 2006
Financial investments and miscellaneous	47	2	—	49
Year ended March 31, 2005
Financial investments and miscellaneous	44	3	—	47

Allowances on inventories, trade receivables and other accounts receivables are disclosed in notes 22, 23 and 24, respectively, of these consolidated financial statements.

42.8.  Concentration of risks

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

42.9.  Recent accounting pronouncements

Accounting for Purchases and Sales of Inventory with the Same Counterparty – EITF Issue N° 04-13

In September 2005, the EITF issued EITF Issue N° 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after April 1, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Company’s financial position or results of operations under US GAAP.

Share-based payment—FASB Statement No. 123 (Revised 2004)

SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123(R) is effective for Air France – KLM as of April 1, 2006 as the Company has not elected early adoption of the standard.

Upon adoption of SFAS 123(R), companies are allowed to select alternative transition methods, each of which has different financial reporting implications. Air France- KLM has not chosen which transition method it will use yet.

Air France-KLM does not expect this standard will have a material impact on the Company’s financial position and results of operations.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with non employees, the transition from non public to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Air France – KLM does not expect this pronouncement will have a material impact on its consolidated financial statements as reconciled to U.S. GAAP.

Exchanges on non monetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied by the Company for non-monetary asset exchanges occurring after April 1, 2006. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

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

The Company believes that the initial application of the provisions of this statement will not have a material impact on its financial position, cash flows or results of operations.

FSP No. APB 18-1 - Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence

In July 2005, the Financial Accounting Standards Board issued this FASB Staff Position (“FSP”) to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The FSP states that an investor’s proportionate share of an investee’s equity

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective for the Company as of the period beginning April 1, 2006. Upon adoption of this FSP, any amount of an investee’s equity adjustments for OCI recorded in the shareholders’ equity of the investor, relating to an investment for which the reporting entity no longer has an ability to exercise significant influence, should be offset against the carrying value of the investment. The amount that is offset should not include any items of accumulated OCI, relating to unrealized gains and losses recorded in accordance with Statement 115, that are recorded by an investor for an investment that is accounted for as an available-for-sale security in accordance with Statement 115 upon adoption of this FSP. If comparative financial statements are provided for earlier periods, those financial statements shall be retrospectively adjusted to reflect application of the provisions of this FSP. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 05-5 - Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)

In June 2005, the Emerging Issues Task Force reached a final consensus on issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. Although established by law, the actual arrangement between employers and employees is negotiated. Although this Issue addresses specific features in ATZ arrangements, the consensus reached in the Issue may apply to other types of arrangements with the same or similar terms. EITF 05-5 is effective for the Company for the period beginning April 1, 2006. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows

FSP No. SFAS 115-1 and No. SFAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (“FSP”) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP SFAS 115-1 is effective for The Company for the period beginning April 1, 2006. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

AIR FRANCE - KLM AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

FAS 155: Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February, 2006 the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 permits fair value remeasurement of any financial instrument that contains an embedded derivative that otherwise would require split treatment. Additionally it establishes a requirement to evaluate interests in securitised financial investments to identify freestanding derivatives or those containing embedded derivatives. It also allows special-purpose entities to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The SFAS 155 aims that similar financial assets are accounted for similarly regardless of the form of the instrument. SFAS 155 is effective for accounting years beginning after September 15, 2006.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Auditor’s Report

Consolidated Financial Statements and Directors’ Report for the Period ended July 31, 2005 and selective information as of July 31, 2004 prepared in accordance with International

Financial Reporting Standards together with the Reconciliation of shareholders’ equity and net income to Accounting Principles Generally Accepted in the United States of America

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Amadeus Global Travel Distribution, S.A.

We have audited the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of July 31, 2005, and the related consolidated statements of income, of cash flows, and of changes in shareholders’ equity for the seven month period ended July 31, 2005. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of July 31, 2005, and the results of their operations and their cash flows for the seven month period ended July 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the seven month period ended July 31, 2005, and the determination of consolidated shareholders’ equity and financial position as of July 31, 2005, to the extent summarized in Note 25.

/s/ DELOITTE & TOUCHE ESPANA S.L.

Madrid, Spain

October 28, 2005, except for notes 24 and 25 as to which the date is June 26, 2006

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of July 31, 2005 and December 31, 2004

(Expressed in Thousands of Euros—Keurs)

	2005	2004
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents (Note 22)	192,467	104,669
Accounts receivable, net (Note 5)	300,567	245,228
Accounts receivable—affiliates, net (Notes 5 and 15)	73,341	58,921
Loans receivable and advances—affiliates (Note 15)	—	1,190
Taxes receivable (Note 20)	57,489	41,611
Prepayments and other current assets (Note 6)	73,957	77,456

Total current assets	697,821	529,075

Tangible assets (Note 7)
Land and buildings	129,451	130,142
Data processing hardware and software	508,518	465,097
Other tangible assets	145,527	138,616

	783,496	733,855
Less accumulated depreciation	472,080	446,321

Net tangible assets	311,416	287,534

Intangible assets (Note 8)
Patents, trademarks and licenses	101,422	79,903
Purchased technology	83,459	72,282
Software development projects	415,923	371,859
Purchased contracts	325,153	274,748
Goodwill	450,413	453,383
Other intangible assets	2,476	9,137

	1,378,846	1,261,312
Less accumulated amortization	513,283	604,103

Net intangible assets	865,563	657,209

Deferred income taxes (Note 20)	107,410	108,779
Loans receivable—affiliates (Note 15)	1,955	1,015
Investments in associates (Note 9)	17,726	27,588
Other long-term investments, net (Note 9)	58,171	63,839

Total other non-current assets	185,262	201,221

Total non-current assets	1,362,241	1,145,964

Total assets	2,060,062	1,675,039

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Balance Sheets as of July 31, 2005 and December 31, 2004

(Expressed in Thousands of Euros-Keurs)

	2005	2004
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, net (Note 5)	427,877	316,768
Accounts payable—affiliates, net (Note 5 and 15)	43,121	27,032
Dividends payable	43	34
Debt payable within one year (Note 11)	13,483	8,562
Current obligations under finance leases (Note 12)	24,196	9,996
Income taxes payable (Note 20)	38,752	32,651
Other current liabilities (Note 6)	134,996	127,863

Total current liabilities	682,468	522,906

Long-term liabilities
Long-term debt (Note 11)	2,304	2,538
Obligations under finance leases (Note 12)	101,840	96,003
Deferred income taxes payable (Note 20)	87,464	74,528
Other long-term liabilities (Note 13)	46,359	37,303

Total long-term liabilities	237,967	210,372

Shareholders’ equity (Note 14)
Share capital	23,044	23,044
Additional paid-in capital	380,358	365,219
Treasury shares and other similar equity instruments	(107,923)	(109,499)
Retained earnings and other reserves	846,905	681,517
Cumulative translation adjustments	(20,518)	(28,557)

Subtotal shareholders’ equity	1,121,866	931,724

Minority interest	17,761	10,037

Total shareholders’ equity	1,139,627	941,761

Total liabilities and shareholders’ equity	2,060,062	1,675,039

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Income for the 7 Month Period Ended as of

July 31, 2005, for the 12 Month Period Ended as of December 31, 2004 and for the

7 Month Period Ended as of July 31, 2004

(Expressed in Thousands of Euros-Keurs)

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Revenue (Note 16)	1,406,285	2,056,680	1,212,871
Cost of sales	1,104,382	1,620,379	923,919

Gross profit	301,903	436,301	288,952
Selling, general and administrative expenses	59,349	92,887	44,779

Operating income	242,554	343,414	244,173
Equity in income (losses) from associates	12,562	(8,279)	(5,018)
Other income (expense)
Interest expense, net (Note 18)	(3,354)	(6,045)	(4,000)
Exchange gains (losses), net	1,901	(4,109)	514
Other income (expense), net	1,691	397	364

Income before income taxes	255,354	325,378	236,033
Income tax (Note 20)	90,317	129,018	95,694

Net income	165,037	196,360	140,339

Attributable to:
Equity holders of the parent	172,396	208,032	142,341
Minority Interest	(7,359)	(11,672)	(2,002)

Basic earnings per class “A” share, in EURs (Note 21)	0.30	0.36	0.25

Basic earnings per class “B” share, in EURs (Note 21)	—	—	—

Diluted earnings per class “A” share, in EURs (Note 21)	0.30	0.36	0.25

Diluted earnings per class “B” share, in EURs (Note 21)	—	—	—

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Cash Flows for the Periods Ended July 31, 2005,

December 31, 2004 and July 31, 2004

(Expressed in Thousands of Euros-Keurs)

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Operating income	242,554	343,414	244,173
Adjustments for:
Depreciation and amortization	130,542	205,991	111,243
Employee stock compensation expense	13,575	—	2,229

Operating income before changes in working capital net of amounts acquired	386,671	549,405	357,645
Accounts receivable	(34,032)	4,334	(36,009)
Taxes receivable	(23,906)	(5,810)	(5,249)
Other current assets	7,883	8,053	55,311
Accounts payable	73,840	(24,855)	(34,094)
Other current liabilities	(2,052)	(10,397)	(12,283)
Other long-term liabilities	2,368	(5,127)	(4,258)

Cash provided from operating activities	410,772	515,603	321,063
Taxes paid	(69,838)	(105,621)	(62,764)

Net cash provided from operating activities	340,934	409,982	258,299

Cash flows from investing activities
Additions to tangible assets	(50,403)	(77,011)	(44,325)
Additions to intangible assets	(54,586)	(73,830)	(45,400)
Investment in subsidiaries and associates, net of cash acquired	(146,106)	(55,884)	39,476
Proceeds from sale of investments in associates	2,506	—	—
Interest received	3,022	4,631	1,988
Sundry investments and deposits	(4,315)	(4,257)	(58)
Loans to third parties	(795)	(4,367)	(4,913)
Loans to affiliates	—	(585)	(585)
Cash proceeds collected/(paid)—derivative agreements	(7,703)	3,889	1,465
Disposals of sundry investments	9,048	3,663	1,223
Dividends received	2,838	7,828	2,673
Proceeds obtained from disposal of fixed assets	2,722	3,598	3,324

Net cash used in investing activities	(243,772)	(192,325)	(45,132)

Cash flows from financing activities
Proceeds from borrowings	60,647	32,864	23,416
Repayments of borrowings	(56,204)	(106,076)	(92,048)
Interest paid	(6,674)	(12,533)	(6,993)
Redemption of Class “B” shares	—	(485)	(485)
Acquisition of Treasury shares	(29)	(63,086)	(40)
Disposals of Treasury shares	1,604	39,215	209
Dividends paid	—	(35,000)	(35,000)
Payments of finance lease liabilities	(9,651)	(10,419)	(5,517)

Net cash used in financing activities	(10,307)	(155,520)	(116,458)

Effect of exchange rate changes on cash and cash equivalents	943	431	194

Net increase / (decrease) in cash and cash equivalents	87,798	62,568	96,903
Cash and cash equivalents at beginning of period	104,669	42,101	42,101

Cash and cash equivalents at end of period (Note 22)	192,467	104,669	139,004

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Thousands of Euros-Keurs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings and other reserves	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	1,029	758,742

Changes in accounting policy
Fair value approach employee stock options	—	757	—	(757)	—	—	—
Restated balance as of December 31, 2003	27,898	380,115	(126,899)	502,122	(25,523)	1,029	758,742

Available for sale financial assets	—	—	—	(2,373)	—	—	(2,373)
Tax impact	—	—	—	828	—	—	828
Hedging instruments				(4,131)	2,155	—	(1,976)
Tax impact	—	—	—	1,444	(755)	—	689
Other gains (losses)	—	—	—	(632)	(4,434)	—	(5,066)

Gains (losses) not recognized in the statement of income	—	—	—	(4,864)	(3,034)	—	(7,898)
(Acquisitions) / disposals of Treasury shares, net	—	(19,286)	17,400	11,248	—	—	9,362
Employee Share Options	—	4,390	—	(4,390)	—	—	—
Dividends	—	—	—	(35,000)	—	—	(35,000)
Redemption of Class “B” shares	(4,854)	—	—	4,369	—	—	(485)
Business Combinations	—	—	—	—	—	20,681	20,681
Net income for the period	—	—	—	208,032	—	(11,673)	196,359

Balance as of December 31, 2004 (Unaudited)	23,044	365,219	(109,499)	681,517	(28,557)	10,037	941,761

Available for sale financial assets	—	—	—	828	—	—	828
Tax impact	—	—	—	(281)	—	—	(281)
Hedging instruments	—	—	—	(21,375)	—	—	(21,375)
Tax impact	—	—	—	7,481	—	—	7,481
Other gains (losses)	—	—	—	—	8,039	—	8,039

Gains (losses) not recognized in the statement of income	—	—	—	(13,347)	8,039	—	5,308
(Acquisitions) / disposals of Treasury shares, net	—	1,564	1,576	(1,576)	—	—	1,564
Employee Share Options	—	13,575	—	—	—	—	13,575
Business Combinations	—	—	—	7,915	—	15,083	22,998

Net income for the period	—	—	—	172,396	—	(7,359)	165,037

Balance as of July 31, 2005	23,044	380,358	(107,923)	846,905	(20,518)	17,761	1,139,627

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Thousands of Euros-Keurs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings and other reserves	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	1,029	758,742

Changes in accounting policy
Fair value approach employee stock options	—	757	—	(757)	—	—	—
Restated balance as of December 31, 2003	27,898	380,115	(126,899)	502,122	(25,523)	1,029	758,742

Available for sale financial assets	—	—	—	(3,515)	—	—	(3,515)
Tax impact	—	—	—	1,234	—	—	1,234
Hedging instruments	—	—	—	(15,839)	(2,742)	—	(18,581)
Tax impact	—	—	—	5,542	960	—	6,502
Other gains (losses)	—	—	—	—	3,399	—	3,399

Gains (losses) not recognized in the statement of income	—	—	—	(12,578)	1,617	—	(10,961)
(Acquisitions) / disposals of Treasury shares, net	—	232	235	(235)	—	—	232
Employee Share Options	—	2,229	—	—	—	—	2,229
Dividends	—	—	—	(35,000)	—	—	(35,000)
Redemption of Class “B” shares	(4,854)	—	—	4,369	—	—	(485)
Business Combinations	—	—	—	—	—	16,141	16,141
Net income for the period	—	—	—	142,341	—	(2,002)	140,339

Balance as of July 31, 2004 (Unaudited)	23,044	382,576	(126,664)	601,019	(23,906)	15,168	871,237

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004

(Expressed in Thousands of Euros-Keurs)

1.	ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., (“the Company”) domiciled in Spain and its consolidated subsidiaries (“the Group”). The Group is leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system (“CRS”) and through its e-commerce channel of distribution. Additionally, the Group provides information technology (“IT”) services and solutions to the airline industry, which includes inventory management and passenger departure control. The Company’s share and ownership structure are described in Note 14.

Due to the Group’s activity, it does not have any responsibilities, expenses, assets, contingencies or liabilities of environmental nature which may have a significant impact in the net equity, finance position or net income of the Group. As a result, the Group does not present any type of breakdown with regards to environmental issues in the notes to the financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Below is a summary of the consolidated Group companies as of July 31, 2005, and December 31, 2004:

	Country of incorporation	Percentage of participation (2) (8)
Company		2005	2004
Fully consolidated companies

Airline Automation, Inc. (1)	U.S.A.	100.00%	100.00%
Amadeus América, S.A.	Argentina	100.00%	100.00%
Amadeus Americas, Inc.	U.S.A.	100.00%	100.00%
Amadeus Argentina, S.A.	Argentina	80.00%	80.00%
Amadeus Asia, Ltd.	Thailand	100.00%	100.00%
Amadeus Austria Marketing GmbH	Austria	100.00%	100.00%
Amadeus Benelux, N.V./S.A.	Belgium	100.00%	100.00%
Amadeus Bolivia SRL	Bolivia	100.00%	100.00%
Amadeus Brasil, Ltda.	Brazil	76.00%	76.00%
Amadeus Bulgaria EOOD	Bulgaria	100.00%	100.00%
Amadeus Central and West Africa, S.A.	Ivory Coast	100.00%	100.00%
Amadeus Data Processing GmbH	Germany	100.00%	100.00%
Amadeus Denmark A/S (5)	Denmark	100.00%	100.00%
Amadeus Egypt Computerized Reservation Services S.A.E.	Egypt	100.00%	—
Amadeus France, S.N.C.	France	100.00%	100.00%
Amadeus France Services S.A. (11)	France	90.55%	70.55%
Amadeus GDS LLP	Kazakhstan	100.00%	100.00%
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.00%	100.00%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.00%	100.00%
Amadeus Germany GmbH	Germany	100.00%	100.00%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.00%	100.00%
Amadeus Global Travel Distribution, (Malta) Limited	Malta	100.00%	100.00%
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.00%	90.00%
Amadeus GTD Australia Pty. Ltd.	Australia	100.00%	100.00%
Amadeus GTD Inc. (1)	U.S.A.	100.00%	100.00%
Amadeus GTD Ltd.	Kenya	100.00%	100.00%
Amadeus GTD Southern Africa Pty. Ltd.	South Africa	100.00%	100.00%
Amadeus Hellas, S.A.	Greece	100.00%	100.00%
Amadeus Honduras, S.A.(1)	Honduras	100.00%	100.00%
Amadeus Hong Kong, Ltd.	Hong Kong	100.00%	100.00%
Amadeus Japan, K.K.	Japan	100.00%	—
Amadeus Magyaroszag Kft (Ltd.)	Hungary	100.00%	100.00%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.00%	100.00%
Amadeus Marketing Ireland, Ltd.	Ireland	100.00%	100.00%
Amadeus Marketing Italia, S.P.A.	Italy	100.00%	100.00%
Amadeus Marketing Nigeria, Ltd.	Nigeria	100.00%	100.00%
Amadeus Marketing Phils, Inc.	Philippines	100.00%	100.00%
Amadeus Marketing Romania, S.R.L.	Romania	100.00%	100.00%
Amadeus Marketing Schweiz, A.G.	Switzerland	100.00%	100.00%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.00%	100.00%
Amadeus México S.A. de C.V. (1)	Mexico	100.00%	100.00%
Amadeus North America LLC. (1)	U.S.A.	100.00%	100.00%
Amadeus Norway, A.S. (5)	Norway	100.00%	100.00%
Amadeus Paraguay, S.R.L.	Paraguay	100.00%	100.00%
Amadeus Perú, S.A.	Peru	100.00%	100.00%
Amadeus Polska, Sp.zo.o.	Poland	100.00%	100.00%
Amadeus Receptionsservice AB (5) (14)	Sweden	100.00%	100.00%
Amadeus Rezervasyon Dagitim Sistemleri, A.S.	Turkey	100.00%	100.00%
Amadeus sas	France	100.00%	100.00%
Amadeus Saudi Arabia Limited (12)	Saudi Arabia	100.00%	100.00%
Amadeus Scandinavia AB	Sweden	100.00%	100.00%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

	Country of incorporation	Percentage of participation (2) (8)
Company		2005	2004
Amadeus Services, Ltd.	U.K.	100.00%	100.00%
Amadeus Services Asia-Pacific, Pty. Ltd.	Australia	100.00%	100.00%
Amadeus Sweden AB (5)	Sweden	78.25%	78.25%
Amadeus Technology Center Nordic AB	Sweden	100.00%	100.00%
Americs AB (5) (14)	Sweden	100.00%	100.00%
CRS Amadeus América, S.A.	Uruguay	100.00%	100.00%
Enterprise Amadeus Ukraine (14)	Ukraine	100.00%	—
Eviaggi.com, S.P.A. (3)	Italy	74.02%	100.00%
Hotel Data System Inc.(10)	U.S.A.	100.00%	96.10%
Hogatex Allemagne (10)	Germany	100.00%	96.10%
Hogatex Austria (10)	Austria	100.00%	96.10%
Hogatex Finland (10)	Finland	100.00%	96.10%
ICSA-T Australia, Pty. Ltd. (4) (13)	Australia	100.00%	100.00%
ICSA-T France, S.A.R.L. (4) (13)	France	100.00%	100.00%
ICSA-T N.V. (13)	Belgium	100.00%	100.00%
ICSA-T Travel Software GmbH (4) (13)	Switzerland	100.00%	100.00%
ICSA-T UK, Ltd. (4) (13)	U.K.	100.00%	100.00%
Karavel S.A. (3)	France	74.02%	—
Moneydirect Limited NZ (9)	New Zealand	100.00%	100.00%
Moneydirect Pty. Ltd. (9)	Australia	100.00%	100.00%
NMC Eastern European CRS, B.V.	The Netherlands	100.00%	100.00%
Opodo GmbH (3)	Germany	74.02%	55.40%
Opodo Limited	U.K.	74.02%	55.40%
Opodo S.A.R.L. (3)	France	74.02%	55.40%
Optims Asia (10)	Singapore	100.00%	96.10%
Optims S.A.	France	100.00%	96.10%
Optims Italia (10)	Italy	100.00%	96.10%
Optims U.K. (10)	U.K.	100.00%	96.10%
Otedis (10)	France	100.00%	96.10%
Prologest (10)	Spain	100.00%	96.10%
Quest Travel Limited (3)	U.K.	74.02%	—
SARL Promovacances (3) (15)	France	74.02%	—
SIA Amadeus Latvija	Latvia	100.00%	100.00%
Sistemas Automatizados de Agencias de Viajes, S.A. (SAVIA)	Spain	100.00%	34.00%
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.00%	100.00%
Travellink AB (3)	Sweden	74.02%	85.10%
UAB Amadeus Lietuva	Lithuania	100.00%	100.00%
Vacation.com, Inc. (1)	U.S.A.	100.00%	100.00%
Vacation.com Canada, Inc. (1)	Canada	100.00%	100.00%
Vivacances S.A. (3)	France	74.02%	67.50%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

	Country of incorporation	Percentage of participation (2) (8)
Company		2005	2004
Investments carried under the equity method

1Travel.com, Inc. (1) (16)	U.S.A	—	38.90%
AlphaNet BVBA (4) (13)	Belgium	28.00%	28.00%
Amadeus Algerie, S.A.R.L.	Algeria	40.00%	40.00%
Amadeus Gulf LLC	United Arabian Emirates	49.00%	49.00%
Amadeus Kuwait Company W.L.L.	Kuwait	35.00%	35.00%
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.00%	35.00%
Amadeus Maroc, S.A.S.	Morocco	30.00%	30.00%
Amadeus Qatar W.L.L.	Qatar	40.00%	40.00%
Amadeus Sudani, Co. Ltd.	Sudan	40.00%	40.00%
Amadeus Tunisie, S.A.	Tunisia	30.00%	30.00%
Atinera LLC (1) (7) (13) (15)	U.S.A.	50.00%	50.00%
Comtec (Europe) Limited	U.K.	20.00%	20.00%
ITA (Internet Travel Agent) Inc. (1)	U.S.A.	22.87%	22.27%
Jordanian National Touristic Marketing Private Shareholding Company	Jordan	50.00%	50.00%
PT Amadeus Indonesia	Indonesia	50.00%	50.00%
Qivive GmbH (6) (13)	Germany	33.30%	33.30%
Red Universal de Marketing y Booking On Line, S.A. (“RUMBO”)	Spain	50.00%	50.00%
Sociedad Amadeus-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.	Colombia	50.00%	50.00%
Topas Co. Ltd.	South Korea	32.00%	32.00%
Travel.com.au Ltd.	Australia	14.89%	14.89%
Traventec Limited (6)	Ireland	45.00%	45.00%

(1)	The participation in these Group companies is held through Amadeus Americas, Inc.
(2)	In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders are not entitled to any economic rights.
(3)	The participation in these companies is held through Opodo Limited.
(4)	The participation in these companies is held through ICSA-T N.V. Business activity performed by ICSA-T N.V. and its subsidiaries is carried out by other Group Companies. No relevant impact has been recorded in 2005, related to the liquidation process of ICSA-T N.V. and its subsidiaries.
(5)	The participation in these companies is held through Amadeus Scandinavia AB.
(6)	The participation in these companies is held through Amadeus Germany GmbH.
(7)	This company ceased operations in 2002.
(8)	The percentage of participation as of December 31, 2004 has been presented for comparative purposes. The applicable accounting method applies based on the voting rights in each period.
(9)	The participation in this company is held through Amadeus GTD Australia Pty. Ltd.
(10)	The participation in these companies is held through Optims S.A.
(11)	The participation in this company is held through Amadeus France, S.N.C.
(12)	The indirect participation in this company is held through NMC Eastern European CRS, B.V.
(13)	These companies are under liquidation process.
(14)	This company is inactive.
(15)	Theses companies are filed for bankruptcy.
(16)	This participation has been sold in 2005.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

2.	BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation

i)	General Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These financial statements have been authorized for issue by the Board of Directors of the Company on October 28, 2005.

Following changes in financial legislation, the Company has adopted as its legal consolidated accounts those prepared under IFRS. However Amadeus Group cannot be considered as first-time adopter as its consolidated financial statements under IFRS have been reported to the Stock Market since the IPO in 1999.

The main differences between IFRS consolidated financial statements as those prepared under Spanish GAAP are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG (“Amadeus Operations KG”), the (no) amortization of goodwill and the accounting for Treasury shares, and equity related instruments and accounting for financial instruments.

ii)	On April 8, 2005 WAM Acquisition S.A. requested an authorization for launching a takeover bid to the Spanish Stock Exchange Commission (Comisión Nacional del Mercado de Valores) over 100% of the shares of the Company, at the price of 7.35 euros each share. The offer was formally launched on 25 May. The Spanish Stock Exchange Commission informed on July 4, 2005 that the takeover bid made by WAM over 550,598,411 Class “A” Shares of the Company had achieved a positive result as it had been accepted by 94.73% of the shares the Offer was addressed to. (See note 14).

iii)	Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with IFRS. Actual results could differ from those estimates and assumptions and differences would be accounted for prospectively, following IAS 8, in the consolidated statement of income.

b)	Comparison of information

In accordance with July 21, 2005 Extraordinary General Assembly each financial year will be ended on July 31.

Likewise, financial year 2005 exceptionally has duration of seven months. For comparison purposes information relating the Income Statement and Cash Flow Statement as of July 31, 2004 is disclosed in these financial statements.

c)	Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated or carried under the equity method by the Group during 2005 and 2004, as well as the accounting method used in each case.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

3.	PROPOSED DISTRIBUTION OF THE HOLDING COMPANY’S RESULTS

The proposed distribution of the period ended July 31, 2005 earnings that the Boards of Directors of the Company will submit to the General Shareholders Meeting for approval, and the approved distribution for 2004, are as follows (in KEURs):

	2005	2004
		(Unaudited)
Amount to be distributed
Profit for the year	84,813	207,868

Distribution:
– to other reserves	84,813	207,868

	84,813	207,868

4.	ACCOUNTING PRINCIPLES

The main accounting principles used in the preparation of the consolidated financial statements are as follows:

a)	Principles of consolidation

The consolidated financial statements include all companies over which the Group has control. Control refers to the power to govern the financial and operating policies so as to obtain the benefits from its activities. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence but does not exercise management control) and joint-ventures have been accounted for using the equity method. Subsidiaries are not consolidated when control is temporary, this is the case when a subsidiary is acquired with the intention of disposing of it in the following twelve months, instead they are accounted according to IFRS 5, at carrying amount or fair value less cost to sell.

b)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

c)	Currency translation

The financial statements of the individual Group companies are denominated in each company’s local currency. For consolidation purposes, the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders’ equity in the “Cumulative translation adjustments” caption. In the case of translation differences related to minority interests, these are included in the minority interests caption within Equity.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

d)	Related parties

The Group considers the following as its related parties: its significant shareholder, subsidiaries, affiliates, associates, post employment benefit plans, joint ventures. Also key management personnel and members of the Board of Directors as well as their close family members.

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

Intangible assets are recorded at cost and reviewed periodically and adjusted for any diminution in value as noted in paragraph h). These assets include the following:

•	Patents, trademarks and licenses—These include the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3 – 10 years.

•	Purchased technology—This represents the acquisition cost of capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. These assets are being amortized applying the straight-line method over 3 – 15 years, based on the expected service life.

•	Software development projects—These include software applications developed by the Group which are capitalized once technical feasibility is established, it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods and the cost of the assets can be measured reliably. These projects are being amortized applying the straight-line method over 3 – 10 years. Software maintenance costs are charged to expense as incurred.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

•	Purchased contracts—These represent the acquisition costs of contracts that give the Group the right to bill for future services as well as capitalizable costs related to travel agency incentives. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3 – 10 years.

•	Goodwill and negative goodwill represent the excess or deficit when comparing the purchase price with the fair value of the net assets acquired. The excess/default of purchase price corresponding to investments in associates is included in long-term investments. When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded as liability. Any subsequent adjustment to the estimated amount of deferred consideration is applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded as liability.

•	Other intangible assets are amortized on a straight-line basis over 3 – 5 years.

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

Goodwill and intangible assets with indefinite useful life for business combinations effected prior to March 31, 2004 are no longer amortised but tested annually for impairment. The carrying amount of goodwill at January 1, 2005 is presented in the balance sheet net of accumulated amortization. Negative goodwill related to these business combinations are adjusted against the opening balance of retained earnings.

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

i)	Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution pension plans. Liabilities of the Group arising from defined benefit obligations are determined using the projected unit credit method. Independent actuarial valuations are carried out annually for the largest plans and on a regular basis for other plans. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located. Such plans are either externally funded, with the assets of the schemes held separately from those of the Group, or unfunded with the related liabilities carried in the balance sheet.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

m)	Stock incentive plans

The Group accounts for its obligations under stock incentive plans as follows:

•	Employee stock options, starting January 1, 2005 of IFRS-2 “Share based payments” has been applied to the Group equity settled employee stock option plans. Under the new accounting policy, employee compensation expense is recognised based on the grant date fair value measurement of the employee stock option plans within the scope of the standard.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

•	Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

n)	Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see note in paragraph g). The research and development costs expensed for the periods ended July 31, 2005 and December 31, 2004 were KEURs 68,835 and KEURs 97,646, respectively.

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

As a component of certain commercial agreements, the Group receives warrants, options on shares or convertible notes of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value as of the day of the transaction of the consideration given. Subsequent remeasurement of these financial assets is performed at their fair values with unrealized gains or losses recorded in the statement of income. Fair value is measured by using an option pricing model. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

Additionally, investments in companies over which the Group does not have significant influence or control are recorded as available for sale financial assets and measured at their fair values by reference to the market value for the listed instrument or by using techniques such as market value for similar instruments, discounted cash flow analysis and option pricing models for unlisted instruments. Unrealized gains or losses are included in the statement of changes in shareholders’ equity, net of tax, with realized gains or losses being recognized in the statement of income. Foreign exchange gains and losses related to these items are included in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

5.	ALLOWANCES – ACCOUNTS RECEIVABLE/PAYABLE

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of July 31, 2005 of KEURs 76,996; and the Group provision for the related reduction in accounts payable for distribution fees as of July 31, 2005 was KEURs 23,003. As of December 31, 2004 the related allowances amounted to KEURs 72,290 against accounts receivable and KEURs 25,986 as a reduction in accounts payable.

The Group’s provision for potentially uncollectible accounts receivable as of July 31, 2005 was KEURs 75,508; and as of December 31, 2004 was KEURs 64,414.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS AND LIABILITIES

The breakdown of the “Prepayments and other current assets” caption as of July 31, 2005 and December 31, 2004, is as follows:

	2005	2004
		(Unaudited)
Prepaid expenses	34,580	28,751
Short-term deposits	16,812	9,232
Derivative assets (Note 19)	2,438	22,354
Other	20,127	17,119

Total	73,957	77,456

The breakdown of the “Other current liabilities” caption as of July 31, 2005 and December 31, 2004 is as follows:

	2005	2004
		(Unaudited)
Taxes payable – non income tax (Note 20)	27,592	19,435
Employee related accrual	61,844	73,585
Derivative liabilities (Note 19)	1,015	4,323
Deferred purchase consideration	8,418	8,767
Deferred Income	11,845	6,427
Other	24,282	15,326

Total	134,996	127,863

The “Deferred purchase consideration” caption includes the part of the deferred payment derived from certain corporate acquisitions in 2004 and 2003 that will vest in the following period.

The “Taxes payable-non income tax” caption includes VAT Payable and Other taxes payable (see Note 20).

The “Employee related accrual” caption mainly includes the variable compensation vested during the seven months period ended on July 31, 2005 and 2004, but paid in the following year and holidays accrued but not taken.

The “Other” caption includes other public institutions payable and other sundry creditors.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

7.	TANGIBLE ASSETS

Balances and movements for the periods ended July 31, 2005, and December 31, 2004, of the items included under tangible assets are as follows:

Cost	Land & buildings	Data processing hardware & software	Other tangible assets	Total
Balance as of December 31, 2003	129,213	425,707	128,503	683,423

Additions	—	67,096	11,631	78,727
Additions due to acquisitions of subsidiaries	929	11,020	4,835	16,784
Retirements and disposals	—	(35,896)	(3,925)	(39,821)
Transfers	—	989	(1,234)	(245)
Exchange rate adjustments	—	(3,819)	(1,194)	(5,013)

Balance as of December 31, 2004 (Unaudited)	130,142	465,097	138,616	733,855

Additions	—	44,447	7,265	51,712
Additions due to acquisitions of subsidiaries	—	17,610	262	17,872
Retirements and disposals	(1)	(29,059)	(1,491)	(30,551)
Transfers	(690)	1,765	(1,733)	(658)
Exchange rate adjustments	—	8,658	2,608	11,266

Balance as of July 31, 2005	129,451	508,518	145,527	783,496

Accumulated depreciation
Balance as of December 31, 2003	29,223	311,298	70,423	410,944

Additions	2,452	60,237	11,680	74,369
Additions due to impairment	—	346	—	346
Retirements and disposals	—	(31,908)	(3,214)	(35,122)
Transfers	—	(35)	48	13
Exchange rate adjustments	—	(3,321)	(908)	(4,229)

Balance as of December 31, 2004 (Unaudited)	31,675	336,617	78,029	446,321

Additions	1,479	39,447	7,343	48,269
Additions due to impairment	—	—	—	—
Retirements and disposals	—	(28,046)	(1,108)	(29,154)
Transfers	—	(22)	330	308
Exchange rate adjustments	(42)	4,853	1,525	6,336

Balance as of July 31, 2005	33,112	352,849	86,119	472,080

Net book value as of December 31, 2003	99,990	114,409	58,080	272,479

Net book value as of December 31, 2004 (Unaudited)	98,467	128,480	60,587	287,534

Net book value as of July 31, 2005	96,339	155,669	59,408	311,416

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The “Other tangible assets” caption includes building installations, furniture and fittings, and miscellaneous.

As of July 31, 2005, fully depreciated items amount to KEURs 250,930 (KEURs 260,361 at December 31, 2004).

Leased assets included in the aforementioned numbers are as follows:

	2005	2004
		(Unaudited)
Land & buildings
Cost	126,396	126,396
Less accumulated depreciation	32,746	31,351

Net book value	93,650	95,045

Data processing hardware & software
Cost	26,173	9,860
Less accumulated depreciation	11,730	8,655

Net book value	14,443	1,205

Other
Cost	23,735	23,540
Less accumulated depreciation	15,832	14,880

Net book value	7,903	8,660

Total
Cost	176,304	159,796
Less accumulated depreciation	60,308	54,886

Net book value	115,996	104,910

The depreciation related to assets acquired under finance leases, for the periods ended on July 31, 2005 and December 31, 2004, was KEURs 5,318 and KEURs 5,651, respectively. The acquisitions of tangible assets under finance leases were KEURs 16,436 of which KEURs 15,125 have been incorporated through the business combination of SAVIA S.A. for the period ended on July 31, 2005 and KEURs 1,716 for the year ended on December 31, 2004.

As of July 31, 2005 assets under construction of KEURs 338 were included in “Other tangible assets”. As of December 31, 2004 assets under construction of KEURs 1,170 were included in “Data processing hardware & software” and in “Other tangible assets”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

8.	INTANGIBLE ASSETS

Balances and movements for the periods ended July 31, 2005, and December 31, 2004, of the items included under intangible assets are as follows:

	Patents, trademarks & licenses	Purchased technology	Software development projects	Purchased contracts	Goodwill	Other intangible assets	Total
Cost
Balance as of December 31, 2003	88,673	41,688	324,957	272,093	310,961	5,486	1,043,858

Additions	1,461	—	55,562	16,207	109,027	601	182,858
Additions due to acquisitions of subsidiaries	724	24,572	4,617	3,620	2,639	2,945	39,117
Retirements and disposals	(8,253)	—	(14,839)	(15,037)	43	(8)	(38,094)
Transfers	(2,406)	6,022	3,118	168	38,023	136	45,061
Exchange rate adjustments	(296)	—	(1,556)	(2,303)	(7,310)	(23)	(11,488)

Balance as of December 31, 2004 (Unaudited)	79,903	72,282	371,859	274,748	453,383	9,137	1,261,312

Additions	2,310	—	37,441	17,233	181,997	309	239,290
Additions due to acquisitions of subsidiaries	20,376	—	11	—	—	—	20,387
Retirements and disposals	(397)	—	(1,048)	(14,869)	(369)	(4,244)	(20,927)
Transfers	(1,273)	10,416	5,135	43,303	(186,200)	(3,064)	(131,683)
Exchange rate adjustments	503	761	2,525	4,738	1,602	338	10,467

Balance as of July 31, 2005	101,422	83,459	415,923	325,153	450,413	2,476	1,378,846

Accumulated amortization
Balance as of December 31, 2003	59,369	4,011	145,889	160,332	114,067	4,138	487,806

Additions	9,911	8,463	38,052	38,863	25,881	1,000	122,170
Additions due to impairment	397	—	7,252	—	3,002	—	10,651
Retirements and disposals	(8,253)	—	(14,603)	(14,521)	—	—	(37,377)
Transfers	8	464	(485)	—	29,079	—	29,066
Exchange rate adjustments	(294)	—	(1,393)	(1,680)	(4,866)	20	(8,213)

Balance as of December 31, 2004 (Unaudited)	61,138	12,938	174,712	182,994	167,163	5,158	604,103

Additions	10,853	8,683	26,571	36,169	—	601	82,877
Additions due to impairment	—	—	672	—	—	—	672
Retirements and disposals	(397)	—	(878)	(6,331)	—	(3,513)	(11,119)
Transfers	(783)	196	1	892	(167,163)	(571)	(167,428)
Exchange rate adjustments	(32)	76	1,035	2,991	—	108	4,178

Balance as of July 31, 2005	70,779	21,893	202,113	216,715	—	1,783	513,283

Net book value as of December 31, 2003	29,304	37,677	179,068	111,761	196,894	1,348	556,052

Net book value as of December 31, 2004 (Unaudited)	18,765	59,344	197,147	91,754	286,220	3,979	657,209

Net book value as of July 31, 2005	30,643	61,566	213,810	108,438	450,413	693	865,563

The increase in patents, trademarks and licences during the period ended July 31, 2005 is mainly due to the acquisition of the remaining 66% of the SAVIA’s trademark by KEURs 20,327 under a lease agreement, which expires on February 28, 2007.

The increase in software development projects during the periods ended July 31, 2005 and December 31, 2004 is mainly due to capitalization of software for IT services, as well as ongoing investments in the traditional and e-commerce areas.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The transfers of technology during the period ended July 31, 2005 are due to the allocation of the cost of the business combination of Optims, S.A. The increase in purchased technology during the year 2004 was mainly due to the acquisition of the 55.36% share interest in Opodo Limited (UK).

The increase in purchased contracts during the periods ended July 31, 2005 and December 31, 2004 are primarily due to signing bonuses paid to travel agencies. The transfers during the period 2005 are due to the allocation of the cost of the business combinations of Amadeus France S.N.C. and SAVIA.

The increase in goodwill during the period ended July 31, 2005 is mainly due to the acquisition of an additional participation in the share capital of Opodo Limited (U.K.) and the acquisitions of SAVIA, Karavel S.A. and Quest Travel Limited, and during the year 2004 was mainly due to the acquisitions of the subsidiaries Amadeus France S.N.C., Optims S.A. and Opodo Limited (UK).

As of July 31, 2005 fully amortized items amount to KEURs 268,710 (KEURs 119,862 at December 31, 2004).

As of July 31, 2005 and December 31, 2004 an impairment loss amounting KEURs 672 and 7,252, respectively, has been recognised in the statement of income mainly related to software developments in the leisure area. These write downs were necessary on account of the change in Management’s expectations on the recoverable value, on the basis of discounted future cash-flow compared to the book value.

As of July 31, 2005 and December 31, 2004 assets under construction of KEURs 4,943 and KEURs 1,910 respectively, were included in “Licenses”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

9.	INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

Balances and movements for the periods ended July 31, 2005, and December 31, 2004, of the items included under investments in associates and long-term investments are as follows:

	Investments In associates	Other long-term investments	Total
Balance at December 31, 2003	63,273	104,757	168,030
Additions	3,441	19,685	23,126
Additions due to acquisitions	—	19,048	19,048
Decreases	—	(7,758)	(7,758)
Share of associates’ results	(7,566)	—	(7,566)
Dividends received	(8,126)	—	(8,126)
Transfers	(23,521)	(68,332)	(91,853)
Remeasurement to fair value of investments	—	(2,876)	(2,876)
Exchange rate adjustments	87	(685)	(598)

Balance at December 31, 2004 (Unaudited)	27,588	63,839	91,427

Additions	576	8,954	9,530
Decreases	—	(13,598)	(13,598)
Share of associates’ results	12,561	—	12,561
Dividends received	(3,994)	—	(3,994)
Transfers	(20,742)	(4,684)	(25,426)
Remeasurement to fair value of investments	—	1,853	1,853
Exchange rate adjustments	1,737	1,807	3,544

Balance at July 31, 2005	17,726	58,171	75,897

The “Share of associates’ results” caption excludes the impact of taxes payable at the respective shareholder level. This caption includes as of July 31, 2005 the sale of our minority interest in 1Travel.com, Inc. The “Transfers” caption for investments in associates includes the impact of acquiring controlling interests in associates.

The increase in the “Other long-term investments” caption during year 2004 was mainly due to Long-Term deposits of Opodo Limited (UK).

As of December 31, 2004, the transfers out of the “Other long-term investment” caption included the impact of considering the convertible loan, given to Opodo Limited (UK) in 2003, as an intercompany loan upon the acquisition by the Group of 55.36% interest in this company. The terms of the convertible loan contract have been revised and the option to convert has been cancelled.

10.	NEW INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a)	During the period ended July 31, 2005, the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	100% interest in Karavel S.A. and its fully owned subsidiary SARL Promovacances through Opodo Limited (UK).

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

•	100% interest in Quest Travel Limited through Opodo Limited (UK).

•	18.66% additional interest in Opodo Limited (UK) (total interest 74.02%).

•	32.50% additional interest in Vivacances S.A. (total interest 100%).

•	15% additional interest in Travellink AB (total interest 100%).

•	3.88% additional interest in Optims S.A. (total interest 100%).

•	20% additional interest in Amadeus France Services S.A. through Amadeus France, S.N.C. (total interest 90.55%).

•	66% additional interest in Sistemas Automatizados de Agencias de Viajes, S.A. (SAVIA) (total interest 100%).

The investments in Eviaggi.com S.P.A., Vivacances S.A. and Travellink AB have been transferred to Opodo Limited (UK) (total indirect interest 74.02%).

ii)	Newly created companies:

•	100% interest in Enterprise Amadeus Ukraine.

•	100% interest in Amadeus Japan, K.K.

•	100% interest in Amadeus Egypt Computerized Reservation Services S.A.E.

iii)	Capital increases:

•	Amadeus Marketing (Ghana) Ltd.

•	Travellink AB.

•	ITA (Internet Travel Agent) Inc.

The main balance sheet impacts of these transactions are summarized below:

Cash paid for current transactions	204,782
Deferred consideration	9,071
Tax benefit on investments	(4,695)
Equity in net assets acquired	(37,056)

Excess purchase price	172,102
Allocation of fair value to net assets acquired	(10,597)

Goodwill	161,505

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Cash paid for current transactions	204,782
Cash acquired as a result of current acquisition	(38,682)
Cash acquired related to the pre-existing ownership in SAVIA	(3,966)
Cash acquired related to minority interests in Opodo	(16,028)

Net cash invested in subsidiaries and associates	146,106

On March 11, 2005 Opodo Limited acquired a 100% controlling stake, in Karavel, S.A. and its fully owned subsidiary SARL Promovacances. Karavel S.A. is a leading French online tour operator. The

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

cost of the combination is EURs 79 million in cash and EURs 7 million of deferred consideration contingent on future events. The revenues and net profit for the Group from acquisition date are KEURs 17,716 and KEURs 934 respectively.

The accounting for the combination of Karavel S.A. has been determined provisionally, and is within the provisional accounting period.

On January 13, 2005 Opodo Limited purchased the entire issued share capital of Quest Travel Limited. The cost of the combination paid in cash for this online tour operator was GBPs 1.2 million (EURs 1.7 million). The revenues and net losses for the Group from acquisition date are KEURs 1,680 and KEURs 855 respectively.

On March 2, 2005, the Group has acquired an equity participation of 66% on Sistemas Automatizados Agencias de Viajes, S.A. (SAVIA) in exchange of a total cash consideration of EURs 87 million. The Group already held a previously acquired participation of 34%. SAVIA is the fourth largest National Marketing Company by bookings volume that operates in the Spanish market. The revenues and net losses for the Group from acquisition date are KEURs 6,495 and KEURs 235 respectively.

The purchase consideration paid for the above acquisitions and the goodwill acquired is as follows:

	KARAVEL	QUEST	SAVIA
Purchase consideration
Cash invested	85,802	1,688	87,012
Total purchase consideration	85,802	1,688	87,012
Net assets acquired	13,715	—	21,270

Goodwill	72,087	1,688	65,742

The goodwill amount recognised is attributed to the economic benefits to be obtained at central level.

The fair value of assets, liabilities and contingent liability amounts recognised at the acquisition date is as follows:

Fair values recognised at acquisition	KARAVEL	QUEST	SAVIA
Assets
Current assets	45,178	4,832	27,288
Tangible assets	732	164	15,923
Intangible assets
Purchased contracts	—	—	18,600
Other intangible assets	6,627	—	1,726
Other non current assets	4,369	2,484	589
Liabilities
Deferred Tax Liabilities	—	—	9,360
Other liabilities	43,191	7,480	26,478
Contingent liabilities	—	—	—

Net assets	13,715	—	28,288

Net assets acquired	—	—	18,670
Other intangible assets allocated to Group	—	—	2,600

Net assets acquired	13,715	—	21,270

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Information on carrying amounts of the above items immediately before the acquisition was effected is not disclosed since the information is currently not available.

Following the 66% acquisition of Sistemas Automatizados de Agencias de Viajes, S.A. (SAVIA), the following fair values were identified with respect to the net assets acquired:

Purchased contracts	18,600
Deferred income taxes payable	(6,510)
Other liabilities (Defined Benefit Plan)	26

100% allocation of fair value to the net assets acquired	12,116
66% allocation of fair value to net assets acquired	7,997
Other intangible assets allocated to Group	2,600

10,597

Purchased contracts are the lead intangible assets of SAVIA’s business; therefore, they significantly contribute, or will contribute, to the generation of their corresponding revenues in the future. Among these contracts, we can differentiate between contractual relationships with travel agencies (contracts signed with each customer for all types of services rendered) and contractual relationships with local travel operators (by virtue of these contracts, SAVIA provides their travel agencies with access to the reservation platform of local providers; likewise, local providers pay fees to SAVIA per booking processed by travel agencies and per data unit processed). These contracts are being amortized applying the straight-line method, based on the expected service life of the contract.

The main allocation performed during the period ended July 31, 2005 in relation to the acquisitions determined provisionally in the year 2004 corresponds to Amadeus France S.N.C., which is as follows:

Purchased contracts	12,000
Data processing hardware	5,900
Deferred income taxes payable	(6,355)
Minority interests	(1,120)

100% allocation of fair value to the net assets acquired	10,425
66% allocation of fair value to net assets acquired	6,880
Other intangible assets allocated to Group	6,450

13,330

The purchase contracts identified in Amadeus France S.N.C. are of the same nature as those identified in SAVIA. These contracts are amortized applying the straight-line method, based on the expected life of the contract.

Data processing hardware corresponds to fully depreciated ticket printers owned by Amadeus France Services S.A. which are still operational at the Travel Agencies and which are directly accruing revenues. These assets have been stepped-up to their fair value and are being depreciated over an estimated useful life of 8 years.

During the period ended July 31, 2005, this allocation has produced a decrease in the Goodwill balance by KEURs 13,330.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

b)	During the period ended December 31, 2004, the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	42% interest in Amadeus Brasil Ltda (total interest 76%).

•	50% interest in Travellink AB (total interest 85.1%).

•	20% interest in Comtec (Europe) Limited.

•	51% interest in Amadeus Bulgaria EOOD (total interest 100%).

•	55.36% interest in Opodo Limited (UK).

•	66.12% interest in Optims S.A. (total interest 96.12%).

•	66% interest in Amadeus France SNC (total interest 100%).

ii)	Newly created companies:

•	100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.

•	100% interest in the NMC Amadeus Saudi Arabia Limited.

•	50% Interest in Jordanian National Touristic Marketing Private Shareholding Company.

iii)	Capital increases:

•	Amadeus Hong Kong Ltd.

•	Amadeus Marketing (Ghana) Ltd.

•	Amadeus Austria Marketing, GmbH.

•	Eviaggi.com S.P.A.

•	Amadeus Marketing Philippines Inc.

•	Amadeus Central and West Africa S.A.

•	Sistema de Reservaciones CRS de Venezuela C.A.

The main balance sheet impacts of these transactions are summarized below:

(Unaudited)
Cash paid for current transactions	131,063
Conversion of debt to equity	2,772
Deferred consideration	42,652
Tax benefit on investments	(28,728)
Equity in net assets acquired	(29,146)

Excess purchase price	118,613
Allocation of fair value to net assets acquired	(8,487)

Goodwill	110,126

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates was as follows:

(Unaudited)
Cash paid for current transactions	131,063
Cash acquired as a result of current acquisition	(42,409)
Cash acquired related to the pre-existing ownership in Amadeus Brazil, Travellink, Bulgaria, Optims and Amadeus France	(5,579)
Cash acquired related to minority interests	(27,191)

Net cash invested in subsidiaries and associates	55,884

Of the business combinations performed during the year 2004, the acquisition of Opodo Limited, Optims S.A. and Amadeus France S.N.C. have been effected from March 31 onwards being, therefore, subject to the application of the IFRS 3 “Business Combinations”. The accounting for these acquisitions has been determined provisionally and is within the provisional accounting period.

The purchase price and goodwill amounts recognised for Optims S.A. and Amadeus France S.N.C. are included in the purchase price and goodwill aggregates for the year 2004 presented above.

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

The purchase consideration paid for the above acquisition and the goodwill acquired was as follows:

(Unaudited)
Purchase consideration
Cash invested	62,000
Tax benefit on investment	(10,059)

Total purchase consideration	51,941
Fair value of net assets acquired	18,952

Goodwill	32,989

The goodwill amount recognised is attributed to the economic benefits to be obtained at central level and to the tax losses carry-forward not recognised at acquisition date.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The fair value of assets, liabilities and contingent liability amounts recognised at the acquisition date was as follows:

Fair values recognised at acquisition
(Unaudited)
Assets
Current assets	115,228
Tangible assets	4,358
Intangible assets
Purchased technology	21,900
Other non current assets	16,483

Liabilities
Deferred Tax Liabilities	6,570
Other liabilities	117,165

Contingent liabilities	—

Net assets	34,234
Minority interest	(15,282)

Net assets acquired	18,952

Information on carrying amounts of the above items immediately before the acquisition was effected were not disclosed since the information was not available.

Following the 55.36% acquisition of Opodo Limited (UK), the following fair values were identified with respect to the net assets acquired:

(Unaudited)
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

The recoverable amount of Opodo was determined as of December 31, 2004 on the basis of a value in use calculation, which resulted in no impairment. Cash flow projections were based on a five year period financial budget approved by management. Estimated cash flows beyond this period were extrapolated using the estimated growth rate for the business in which Opodo operates.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

c)	During the period ended July 31, 2004 the reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

(Unaudited)
Cash paid for current transactions	24,287
Cash acquired as a result of current acquisition	(34,945)
Cash acquired related to the pre-existing ownership in Amadeus Brazil, Travellink, and Bulgaria	(1,899)
Cash acquired related to minority interests	(26,919)

Net cash invested in subsidiaries and associates	(39,476)

11.	CURRENT AND LONG TERM DEBT

The breakdown of amounts owed to financial institutions, by maturity, is as follows as of July 31, 2005, and December 31, 2004:

	2005	2004
		(Unaudited)
Other credit facilities	13,483	8,562

Total short-term debt	13,483	8,562

Other	2,304	2,538

Total long-term debt	2,304	2,538

Total debt	15,787	11,100

The Group has cancelled during July 2005 the two variable interest rate syndicated loans under KEURs 200,000 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2004, the total unused amounts available under these facilities were KEURs 500,000. The interest rates for the drawdowns on these loans ranged from 2.61% to 2.63% for the period ended July 31, 2005 and from 2.37% to 2.58% for the year December 31, 2004. These loans have commitment fees that ranged from 0.25% to 0.26% of the unused portion. Under the terms of these loan agreements, the Group was obliged to meet certain covenants, the most important of which were that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) should not exceed 3:1 and that the ratio of EBITDA to total financial charges should be or should exceed 4:1.

The repayment and maturity schedule for these two facilities as of July 31, 2005 and December 31, 2004 is as follows:

Date of maturity	2005		2004 (Unaudited)
	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
April 24, 2005	—	—	100,000	—
April 24, 2006	—	—	100,000	—
December 20, 2006	—	—	150,000	—
December 20, 2007	—	—	150,000	—

	—	—	500,000	—

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The Group has a loan with IBM Deutschland GmbH for the acquisition of equipment amounting to KEURs 8,715 with an interest rate 0,90% and maturity date as of May 1, 2006.

Short term credit facilities have accrued interest at rates between 2.38% and 9.89% during 2005 and between 2.31% and 6.21% in 2004.

In addition to the syndicated loans mentioned above, various financial institutions have made available lines of credit and credit facilities, which require no commitment fees. As of July 31, 2005 and December 31, 2004, the unused portion of these credit facilities is KEURs 145,809 and KEURs 96,089, respectively.

12.	COMMITMENTS

a)	Leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease is the CRS data processing center in Erding. The original cost (in 1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 7). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.98% during 2005 and 2004.

The future minimum lease payments for finance leases as of July 31, 2005 and December 31 2004, is as follows:

Year(s) due	2005		2004 (Unaudited)
	Gross	Net present value	Gross	Net present value
0 – 1	31,170	28,864	15,089	13,979
1 – 2	20,076	18,325	12,727	11,650
2 – 3	12,417	11,240	10,965	9,741
3 – 4	10,416	9,113	10,542	9,170
4 – 5	7,421	5,946	8,976	7,469
5 – 10	35,952	24,751	35,924	24,725
10 – 15	32,279	17,547	35,865	19,266
15 – 20	21,097	10,250	21,097	9,999

Total minimum lease payments	170,828	126,036	151,185	105,999
Less amount representing interest	44,792	—	45,186	—

Obligations under finance leases	126,036	126,036	105,999	105,999

Current portion	24,196		9,996
Long-term portion	101,840		96,003

	126,036		105,999

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

For the seven months period ended July 2005 and the year ended December 31, 2004 the rental expense for operating leases were KEURs 25,584 and KEURs 51,089, respectively.

The future minimum lease payments for operating leases as of July 31, 2005 and December 31, 2004 is as follows:

Year(s) due	2005	2004 (Unaudited)
0 – 1	41,437	38,972
1 – 2	34,010	33,524
2 – 3	28,804	26,687
3 – 4	25,038	21,875
4 – 5	18,848	21,117
5 – 10	58,910	49,428
10 – 15	7,241	6,482
15 – 20	550	—

Total payments	214,838	198,085

b)	Other commitments

As of July 29, 2005 the Company proceeded to grant in public document of a promise to constitute a trade mark and pledge chattel mortgage as a guarantee of the obligations assumed by the Company, under the Financing Senior Phase One and the obligations assumed by WAM Acquisition, S.A. and their subsidiaries derived exclusively from the Main Term Facilities and in particular from the Refinancing Debt and the Debt Push Down, acquisition Facility and Revolving A Facility.

Equally, as of July 29, 2005, the Company proceeded to grant in public document of a pledge over the rights in accounts receivable from customers (basically airlines companies) and current accounts entitled by the Company as a guarantee of the obligations assumed by the Company, WAM Acquisition, S.A. and their subsidiaries under the Financing Senior Phase One and the obligations assumed by WAM Acquisition, S.A. and their subsidiaries derived exclusively from the Main Term Facilities and in particular from the Refinancing Debt and the Debt Push Down, acquisition Facility and Revolving A Facility, and as a guarantee of the interest rate hedge contracts fulfillments derived from the financing taken.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

On the same date and in public document, the Company proceeded to the grant of a pledge over all Amadeus sas shares and other financial instruments issued by the above mentioned entity as a guarantee of the Company´s fulfillment of the assumed obligations according to the Financing Senior Phase One Contract financing agreements mentioned as follows (1) and as a guarantee of the assumed obligations fulfillment by the Company, WAM Acquisition and their subsidiaries under the same Financing Senior Contract in relation to the limits described as follows (2):

Financial Agreement	Principal Maximum Limit (KEURs)
Acquisition Facility (1) (2)	200,000
Revolving A Facility (1) (2)	150,000
Ancillary Facilities (1) (2)	80,000
Term A Facility (2)	800,000
Term B Facility (2)	950,000
Term C Facility (2)	950,000

Total	3,130,000

(1)	Through the limit of KEURs 350,000
(2)	Through the limit of KEURs 3,050,000

At the same time in public document, it is set up a pledge over all the present and future shares of Amadeus Data Processing GmbH, as a guarantee of the obligations assumed by the Company according to the Financing Senior Phase One and the obligations assumed by WAM Acquisition, S.A. and their subsidiaries derived exclusively from the Main Term Facilities and in particular from the Refinancing Debt and the Debt Push Down, acquisition Facility and Revolving A Facility (excluding any guarantee subject to be considered financial assistance).

As of July 31, 2005 and December 31, 2004, the Group had short-term commitments to acquire tangible assets for KEURs 1,874 and KEURs 8,142, respectively. Additionally, the Group has entered into various software license agreements, which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations. The maximum amount committed under these agreements, at July 2005, is KEURs 608 and KEURs 496 for the short and the long-term, respectively (at December 31, 2004, KEURs 7,761 and KEURs 660 for the short and the long-term, respectively).

13.	OTHER LONG-TERM LIABILITIES

The breakdown of this caption as of July 31, 2005 and December 31, 2004 is as follows:

	2005	2004
		(Unaudited)
Deferred purchase consideration	27,282	24,173
Defined benefit plans	5,657	3,355
Derivative liabilities (Note 19)	602	2,448
Others	12,818	7,327

	46,359	37,303

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

a)	Deferred purchase consideration

The amount of this liability is contingent on the evolution of the respective businesses acquired.

b)	Pension and Post-retirement benefits

The Group operates funded and unfunded defined benefit plans.

The amounts related to defined benefit plans recognized in the balance sheet for the periods ended July 31, 2005 and December 31, 2004 are as follows:

	2005	2004
		(Unaudited)
Present value of wholly unfunded obligations	11,561	9,045
Present value of partially or wholly funded obligations	47,104	38,819

Present value of defined benefit obligations	58,665	47,864
Fair value of plan assets	(36,849)	(33,728)

Funded Status of the Plan	21,816	14,136
Past service cost	(1,546)	(1,596)
Unrecognized actuarial gains/(losses)	(14,613)	(9,185)

Net (asset)/liability in balance sheet	5,657	3,355

The defined benefit plan amounts recognized in the statement of income for the periods ended July 31, 2005 and December 31, 2004 are as follows:

	2005	2004
		(Unaudited)
Net Current service cost	1,662	2,408
Interest cost	1,589	2,405
Expected return on plan assets	(1,369)	(2,281)
Amortization of unrecognized actuarial (gains)/losses	220	236
Effect of curtailments or settlements	—	242
Past service cost	50	219

Total net periodic pension cost	2,152	3,229

Balances and movements for the periods ended July 31, 2005 and December 31, 2004 of the items included under defined benefit plan liability are as follows:

	2005	2004
		(Unaudited)
Balance at the beginning of the period	3,355	3,711
Company contributions	(887)	(3,087)
Net periodic pension cost for the year	2,152	2,987
Benefits paid directly by the company in the period	(157)	(298)
Adjustments relating to acquisitions/divestures/business combinations	805	—
Adjustments relating to settlements/curtailments/terminations	—	242
Exchange rates differences	389	(161)
Reclassification from other net liabilities	—	(39)

Balance at the end of the period	5,657	3,355

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of July 31, 2005 and December 31, 2004 is as follows:

	2005	2004
(Unaudited)
Discount rate for Obligations	4.25%–5.50%	5.18%–6.00%
Discount rate for Expense	5.00%–6.00%	5.55%–6.25%
Long – Term Rate of Return on Plan Assets	6.36%–8.00%	5.68%–8.30%
Rate of Future Compensation Increases	3.00%–4.00%	3.30%–3.75%
Rate of Pension Increases	0.88%–2.00%	1.82%
Medical rate and ultimate rate	10.5% / 5.25%	10.5% / 5.25%

For the periods ended July 31, 2005 and December 31, 2004 the expense for defined contribution plans is KEURs 10,099 and KEURs 15,660, respectively.

14.	SHAREHOLDERS’ EQUITY

Balances and movements of class “A” and class “B” shares for the periods ended July 31, 2005, and December 31, 2004, respectively are as follows:

	Class “A” shares (Par value 0.01 Euros)
	Issued shares	Treasury shares	Outstanding shares	Class “B” shares (Par value 0.10 Euros)
As of December 31, 2003	590,000,000	15,502,843	574,497,157	219,983,100

Additions	—	10,311,563	(10,311,563)	—
Disposals	—	(6,708,736)	6,708,736	(48,539,400)

As of December 31, 2004 (Unaudited)	590,000,000	19,105,670	570,894,330	171,443,700

Additions	—	3,791	(3,791)	—
Disposals	—	(307,999)	307,999	—

As of July 31, 2005	590,000,000	18,801,462	571,198,538	171,443,700

In addition, balances and movements of class “A” and class “B” shares for the seven month period ended July 31, 2004 (Unaudited), were as follows:

	Class “A” shares (Par value 0.01 Euros)
	Issued shares	Treasury shares	Outstanding shares	Class “B” shares (Par value 0.10 Euros)
As of December 31, 2003	590,000,000	15,502,843	574,497,157	219,983,100

Additions	—	877	(877)	—
Disposals	—	(58,921)	58,921	(48,539,400)

As of July 31, 2004 (Unaudited)	590,000,000	15,444,799	570,055,201	171,443,700

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The components of the Treasury shares and other similar equity instruments caption as of July 31, 2004 (Unaudited), were as follows:

	Number of shares	KEURs
	July 31, 2004	July 31, 2004
	(Unaudited)	(Unaudited)
Treasury shares	15,444,799	98,284
Equity swaps	4,500,000	28,380

As of July 31, 2004 (Unaudited)	19,444,799	126,664

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

The company’s share is held as follows at each ending date:

a)	As of July 31, 2004 the Company’s shares were held as follows (Unaudited):

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” Shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	43.21%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	33.80%
Lufthansa Commercial Holding, GmbH	29,826,173	18,560,843	5.05%	9.34%
Other (1)	314,500,000	—	53.31%	13.65%

Total	590,000,000	171,443,700	100%	100%

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

b)	As of December 31, 2004 (Unaudited) the Company’s shares are held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” Shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	43.21%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	33.80%
Lufthansa Commercial Holding, GmbH	29,826,173	18,560,843	5.05%	9.34%
Other (1)	314,500,000	—	53.31%	13.65%

Total	590,000,000	171,443,700	100%	100%

(1)	Includes the Treasury shares and the public shares.

On April 8, 2005 WAM Acquisition S.A. presented a takeover bid to the Spanish Stock Exchange Commission over 100% of the shares of the Company (590,000,000 shares), at the price of 7.35 euros each share. At that time following shares were blocked:

(i)	171,443,700 class B Shares, each with a nominal value of 0.1 euros, that Iberia, Lufthansa and Air France had undertaken to contribute to the Offeror in case of a successful outcome of the Offer and in consideration for ordinary shares of the Offeror.

(ii)	24,298,558 class A Shares, each with a nominal value of 0.01 euros, that Air France and Iberia had undertaken to contribute to the Offeror if and once the Offer is successful in consideration for ordinary shares and preferred shares in the Offeror.

(iii)	15,103,031 class A shares held by Amadeus in treasury which are not required in the case of the exercise of stock options held by the Company.

The Offer was authorised by May 23, 2005 and made public on May 25, 2005. The acceptance period was of one month following the publication date. The Offeror expressed the firm intention to promote the delisting of the shares of the Company from all the Spanish Stock Exchanges, from the Paris Stock Exchange and the Frankfurt Stock Exchange.

The Spanish Stock Exchange Commission informed on July 4, 2005 that the takeover bid made by the Offeror over 550,598,411 class A shares of the Company has achieved a positive result as it has been accepted by 94.73% of the shares the Offer was addressed to, which represent 22.63% of the Company´s share capital. The total number of acquired class “A” shares as of July 31, 2005 amounts to 558,580,139.

c)	As of July 31, 2005 the Company’s shares are held as follows:

Shareholder	Class “A” shares	Class “B” shares	% of Class “A” Shares	% of total voting rights
WAM Acquisition, S.A.	558,580,139	171,443,700	94.67%	98.64%
Other (1)	31,419,861	—	5.33%	1.36%

Total	590,000,000	171,443,700	100.00%	100.00%

(1)	Includes the Treasury shares and the public shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

WAM Acquisition, S.A. has pledged its shares of Amadeus as a guarantee of the fulfillment of the obligations arising from the financing agreements (see note 12.b). Additionally, WAM Acquisition, S.A. has granted to the financial entities a call option over its shares of Amadeus that may be exercised in the event of a major default of certain obligations of the financing agreements.

Included in retained earnings are reserves of KEURs 116,133, KEURs 117,683 and KEURs 106,466 as of July 31, 2005 December 31, 2004 and July 31, 2004, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies. Within these restricted reserves there is an allocation for the total amount of Treasury shares acquired which is charged to additional paid-in capital.

The Company has fully established the required legal reserve. This reserve can only be used to compensate for prior year losses up to a value of 20% of share capital, in the event that no other reserves are available. Or, part of the reserve may be used to increase the Company´s share capital, but the value remaining in the reserve must be no lower that 10% of the increased share capital.

The Company owns 18,801,462 treasury shares with an acquisition cost of KEURs107,923 as of July 31, 2005, 19,105,670 treasury shares with an acquisition cost of KEURs 109,499 as of December 31, 2004 and 19,944,799 treasury shares and other similar financial instruments with a nominal value KEURs 126,664.

15.    RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm’s length basis.

a)	Accounts receivables—affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on the shareholder airlines. Total revenues earned by the Group from affiliates for the periods ended July 31, 2005, December 31, 2004, and July 31, 2004 are KEURs 324,768, KEURs 498,452 and KEURs 301,847, respectively.

b)	Loans receivable and advances—affiliates

Total interest earned by the Group from affiliates is KEURs zero for the years ended as of July 31, 2005 and July 31, 2004, and 146 for the years ended as of December 31, 2004. Interest rates for these loans denominated in United States Dollars (USD) and EURs ranged from 3.67% to 7.48% for the year ended July 31, 2005, from 3.29% to 6.15% for the year ended December 31, 2004, and from 3.81% to 6.15% for the year ended July 31, 2004.

c)	Accounts payable—affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Amadeus Group with its affiliates are KEURs 124,934, KEURs 266,701 and KEURs 123,546 for the year ended July 31, 2005, December 31, 2004, and July 31, 2004, respectively.

d)	Board of Directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 281 as of July 2005 (KEURs 426 in 2004). No loans, advances or stock options have been granted to the members of the Board of Directors.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Detail of significant interests in, and transactions, on their own behalf or on behalf of a third party, regarding, companies with activities similar to those of the Company on behalf of directors.

In accordance with article 127, section 4 of the Spanish Corporation Law, introduced by Law 26/2003 on 17 July, which modifies the Stock Market legislation, Law 24/1988, of 28 July, and the text in reference to Bankruptcy of the Spanish Corporation Law, with the express purpose of enforcing the transparency of public listed companies, we report that no members of the Board of Directors have maintained financial interests in companies engaged activities that are the same, analogous or complementary to the principle activities of the Company.

Similarly, and in accordance with the aforementioned text, any transactions performed by members of Board of Directors, on their own behalf or one behalf of a third party, in companies engaged in activities which are the same, analogous or complementary to those of the Amadeus Global Travel Distribution, S.A. are outlined below:

Name	Transaction realized on agent’s own behalf or on behalf for third party	Name of third party on behalf of which the transaction was realized, if appropriate(2)	Role or function of the agent in the third party

Christian Boireau	Third party	Amadeus France S.N.C.	Board Member

Manuel López Colmenarejo	Third party	Sistemas Automatizados Agencias de Viaje, S.A.	Board Member(*)

*	Mr. Manuel López Colmenarejo resigned as Amadeus Board Member on July 21, 2005.

e)	Key Management Compensation

The compensation received by Top Executive Managers other than Managing Directors during the periods ended July 31, 2005, and December 31, 2004 were as follows:

	2005	2004
		(Unaudited)
- cash compensation	2,162	2,845
- compensation in kind	26	39
-contributions to Pension Plan and Collective Life Insurance Policies	97	287

Total	2,285	3,171

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Europe	927,758	1,371,988	805,400
United States	105,418	169,717	106,297
Rest of the world	373,109	514,975	301,174

Total	1,406,285	2,056,680	1,212,871

The following geographical distribution of assets is based on the country where the assets were located or relate to. The split of assets as of July 31, 2005, is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	288,630	6,003	16,783	—	311,416
Intangible assets	563,219	59,933	15,854	226,557	865,563
Investments in associates	3,967	4,616	9,143	—	17,726

Total	855,816	70,552	41,780	226,557	1,194,705

The split of assets as of December 31, 2004 (Unaudited), is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	266,220	6,929	14,385	—	287,534
Intangible assets	367,637	60,279	14,034	215,259	657,209
Investments in associates	16,382	2,664	8,542	—	27,588

Total	650,239	69,872	36,961	215,259	972,331

Because of the interrelationships between the Group’s geographical activities, it is not meaningful to segment global results for purposes of IAS 14, “Segment Reporting”.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

17.    STOCK INCENTIVE PLANS

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i)	The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual instalments.

ii)	The Group granted to senior management a one-time grant of shares, which would vest at the end of a three to four year period.

iii)	The Group also granted to executive employees (including non-senior members from the management team), in each of the years 1999 to 2004, options to purchase shares of the Group’s Common Stock at the market price on the date of the grant until the year 2003, and at the average market price for the year 2004. Thus no compensation expense has been recorded for plans prior to 2004 and KEURs 415 compensation expense have been recognised in the year 2004 related to the 2004 Plan. The aforementioned options vest in equal instalments over a four-year period measured from the date of the grant except for options granted to Amadeus sas employees which vest after a four year term in the case of the grant in 1999 and five year terms in the grants from years 2000 to 2004. All plans have a ten-year term from grant date. The provisions state that in the event of a change in control all stock options outstanding become immediately vested and have a remaining term of six months.

As of periods ended July 31, 2005 and December 31, 2004 end, the detail of these plans is as follows:

	2005		2004 (Unaudited)
	Number of options	Value at exercise price	Number of options	Value at exercise price
Outstanding at 1st January	14,412,248	78,977	12,056,290	66,559

Of which vested	6,476,974	37,696	4,983,719	29,549
New rights	—	—	3,630,120	19,203
Rights exercised (*)	(305,460)	(1,570)	(889,071)	(4,576)
Rights expired	(152,357)	(774)	(217,042)	(1,238)
Plan 2003 adjustment	—	—	(168,049)	(971)

Outstanding at year end	13,954,431	76,633	14,412,248	78,977

Of which vested (**)	13,954,431	76,633	6,476,974	37,696

(*)	The average price for the rights exercised has been 5.14EURs during 2005 and 5.15 EURs during 2004.
(**)	As per the Stock Options plan rules, upon change in control, all Amadeus Stock Options plans become immediately vested and have a remaining term of 6 months

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The maturity dates of options prior to the change in control are as follows:

	2005		2004 (Unaudited)
	Number	Exercise price	Number	Exercise Price
Five years	1,459,528	5.75	1,596,212	5.75
Six years	1,094,670	8.89	1,122,956	8.89
Seven years	2,004,506	5.42	2,106,936	5.42
Eight years	2,646,498	3.88	2,754,393	3.88
Nine years	3,124,679	5.78	3,201,631	5.78
Ten years	3,624,550	5.29	3,630,120	5.29

Total	13,954,431		14,412,248

The Group has applied IFRS 2 “Share–based payments” to its stock option plans. The standard requires that employee services received in exchange for the stock options granted are charged to profit and loss based on the stock options fair value at grant date. The Group plans are equity settled, thus the standard has been applied retrospectively starting January 1, 2005 to the plans granted in 2003 and 2004 which has resulted in a before tax compensation expense charge in profit and loss amounting to KEURs 13,575.

The fair value of stock options has been estimated at the grant date of each plan using the Black & Scholes option pricing model with the following assumptions for plans from 1999 to 2004: risk-free interest rate of 5.15% to 4.57%; a dividend yield of 1.7%; a expected volatility factor of our class “A” shares of 29.4% to 53.05% which is based on historical volatility were appropriate; and an expected life of the options granted of 10 years. Taking into account that employee stock options have features that are different from traded options and assumptions used in the valuation model are subjective, the estimated fair value obtained from the option pricing model does not necessarily provide a single reliable measure of the fair value of the employee stock options. The weighted average grant date fair value of the 2003 and 2004 plans is 2.77 Euros and 2.80 Euros for all plans granted.

iv)	During 2002, the Group implemented an Employee Stock Purchase Program. The general conditions of the program allow employees to purchase Company shares every three months up to an established percentage of the employee’s annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the periods ended July 31, 2005 and December 31, 2004 was KEURs 13 and KEURs 86, respectively. This stock purchase program has been terminated as a result of the requirements established prior to the execution of the change in control.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

18.	ADDITIONAL INCOME STATEMENT DATA AND RELATED DISCLOSURES

The Group’s personnel expense and number of employees were as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Gross personnel costs	291,227	402,111	227,141
Less amount capitalized	17,624	25,144	16,071

Net charge to income	273,603	376,967	211,070

Average number of employees	6,715	5,760	5,432

The Group’s net interest expense was as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Interest expense	6,517	12,266	6,840
Less interest income	3,163	6,221	2,840

Net interest expense	3,354	6,045	4,000

19.	FINANCIAL INSTRUMENTS

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

As of July 31, 2005, the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)(***)	Fair value (KEURs)
					OCI(**)	P&L	Total
Cash Flow hedge	Forward	Others	< 1 year	(45,735)	1,575	622	2,197
			> 1 year	(31,022)	1,159	—	1,159
			> 2 years	(8,604)	281	—	281
	Options	USD	< 1 year	—	—	(58)	(58)
			> 1 year	—	—	(122)	(122)
Others(*)	Forward	Others	< 1 year	(13,084)	—	241	241

Premium paid				—	—	—	180

Total					3,015	683	3,878

Total short term (Note 6)					1,575	805	2,438

Total long term					1,440	(122)	1,440

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

Derivative Liabilities

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)(***)	Fair value (KEURs)
					OCI (**)	P&L	Total
Cash Flow Hedge	Forward	Others	< 1 year	(42,689)	352	207	559
			> 1 year	(29,606)	402	—	402
			> 2 years	(9,306)	200	—	200
Others (*)	Forward	Others	< 1 year	(4,240)	—	456	456

Total					954	663	1,617

Total short term (Note 6)					352	663	1,015

Total long term (Note 13)					602	—	602

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

During the year 2004, the Group entered into certain derivative instruments designated as cash flow hedge for which the underlying transaction is expected to occur in 2005. These hedge

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

Additionally, of the total outstanding derivative instruments in equity as of December 31, 2004, a net gain of KEURs 5,950 has been reclassified to the statement of income in July 31, 2005. Of the outstanding derivative instruments in equity as of December 31, 2003, a net gain of KEURs 13,704 was reclassified to the statement of income during the year 2004.

As of December 31, 2004 (Unaudited) the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)(***)	Fair value (KEURs)
					OCI(**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2005	68,748	7,264	—	4,143	11,407
			2006	12,587	1,644	—	—	1,644
		Others	2005	(39,668)	1,949	—	468	2,417
			2006	(28,292)	723	—	—	723
	Options	USD	2005	55,062	7,158	—	(1,696)	5,462
			2006	66,808	5,481	—	(1,468)	4,013
			2007	40,378	2,693	—	(947)	1,746

Net equity investments	Forward	USD	2005	5,284	—	154	—	154
		Others	2005	19,049	—	112	—	112

Others (*)	Forward	USD	2005	23,758	—	—	888	888
		Others	2005	11,606	—	—	144	144

	IRS	EUR	2009	8,474	—	—	28	28

Premium paid								4,473

Total					26,912	266	1,560	33,211

Total short term (Note 6)					16,371	266	3,947	22,354

Total long term					10,541	—	(2,387)	10,857

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Derivative Liabilities

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)(***)	Fair value (KEURs)
					OCI(**)	CTA	P&L	Total
Cash flow hedge	Forward	USD	2005	(13,571)	781	—	412	1,193
		Others	2005	(49,145)	1,383	—	372	1,755
			2006	(41,303)	1,192	—	—	1,192
			2007	(19,349)	263	—	—	263
	Options	USD	2005	40,378	—	—	373	373
			2006	28,632	—	—	506	506
			2007	38,176	—	—	487	487

Net equity investments	Forward	USD	2005	(5,222)	—	93	—	93
		Others	2005	(19,014)	—	79	—	79

Others (*)	Forward	Others	2005	(13,357)	—	—	830	830

Total					3,619	172	2,980	6,771

Total short term (Note 6)					2,164	172	1,987	4,323

Total long term (Note 13)					1,455	—	993	2,448

(*)	“Others” includes derivative instruments, which do not qualify for hedge accounting and are used by the Company to protect itself from changes in value of foreign-currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “retained earnings and other reserves” caption.
(***)	Notional amounts for Options are presented based on year-end exchange rates.

In the second half of July 2005 most of the outstanding EUR/USD hedges were cancelled. The amounts accounted in OCI corresponding to the cash flow hedges that were hedging USD denominated forecast revenues will be released into de income statement according to the calendar of generation of the hedged forecast revenues, that is, KEURs 2,124 in the remaining of 2005 and KEURs 1,120 in 2006.

ii)	Interest rate derivatives

In June 2003 the Group entered into an interest rate swap agreement ending June 5, 2009. The principal amounted to KEURs 10,799 and was reduced to KEURs 8,474 as of December 31, 2004. This agreement entitles the Group to receive interest at EURIBOR 6 month term floating rates and pay at a fixed rate of 2.6775%. The agreement has been cancelled in June 2005. The Group has registered KEURs 31 financial expense due to this cancellation.

iii)	Equity related instruments

•	Warrants issued

The initial fair value of the 1,818,000 warrants, vested in 2001, which were considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the “Additional paid-in capital” caption.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The warrants mentioned above are classified as follows at July 31, 2005, and December 31, 2004:

	Number of warrants as of
Cash settlement option	July 31, 2005	December 31, 2004
		(Unaudited)
Yes	—	—
No	1,818,000	1,818,000

	1,818,000	1,818,000

•	Investments in securities

As of July 31, 2005, the Group had investments in companies over which it does not have significant influence or control. As of July 31, 2005 and December 31, 2004, the Group recorded in the statement of changes in shareholders’ equity an unrealized gain of KEURs 546 and an unrealized loss of KEURs 1,545, net of tax, respectively, resulting from changes in fair values of these assets. The fair values of these securities as of July 31, 2005 and 2004 was KEURs 8,690 and KEURs 6,818, respectively, and are recorded in the “Other long-term investments” caption.

Also since April 2005, the Group holds a convertible note as part of the consideration received in the sale of its equity interest in one of the Group companies. The terms of the note provides the option to convert into shares of the acquirer at a fixed price or receive the principal amount in cash at maturity date. On initial recognition, the note was classified as a financial asset at fair value through profit and loss. The fair value at inception amounted to KEURs 4,614. The cumulative change in fair value as of July 31, 2005 is an income/expense charge of KEURs 420.

b)	Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

c)	Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of July 31, 2005 and December 31, 2004 was approximately KEURs 132,887 and KEURs 109,314, respectively.

d)	SITA INC NV depository certificates

As of July 31, 2005 and December 31, 2004 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stiching “the SITA Information Networking Computing Foundation” (“the Foundation”), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included in the “Long-term investments” caption.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders’ agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

20.	TAXATION

The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case. Income tax returns cannot be considered definitive until its expiration or acceptance by the Tax Authorities and, independently that fiscal legislation is susceptible to different interpretations, it is estimated that whatever additional fiscal liability may arise as a consequence of an eventual tax inspection will not have a significant effect on the consolidated financial statements considered as a whole. In this regard, in December 2003, the French Tax Authorities issued a tax assessment on Amadeus s.a.s. for the fiscal years 2000 and 2001. Irrespective of the final outcome of the administrative / legal process initiated then by the company, in case that the final tax assessment materialises, it will not have a significant effect on the consolidated financial statements as of July 2005 due to the bilateral tax adjustment to be applied at group level. Beside this, Amadeus has initiated the Arbitration Convention and Mutual Agreement procedures, which means the suspension of payment of the tax assessments until the end of the procedures, which should occur in a three to five years time. Additionally, the general tax audit initiated by the Spanish tax authorities over the Company in July 2004 is still in progress. The taxes and fiscal years under review are the Corporate Income Tax for the years 1999 and 2002 and remaining taxes (VAT, Withholding taxes, etc.) for the years 2000 to 2002.

On July 21, 2005, the Extraordinary General Assembly approved the application for the Special Tax Consolidation Regime in accordance with the Article 70 of the Corporate Income Tax Law, approved by Legislative Royal Decree 4/2004, of 5 March, for the fiscal years starting 1st of August onwards as dependent company of WAM Acquisition, S.A., directly controlled by the latter as at least in 75% and complying with the remaining requirements set forth in Article 67 of the said Tax Law, authorizing the dominant entity to inform the Tax Administration on the application, with the legal scope and effects set forth in the legislation in force, whenever the resignation to the application does not take place or one of the necessary requirements to take part of the fiscal group is not complied.

The Tax consolidation group will be composed by the following companies:

Dominant entity:	WAM Acquisition, S.A.
Dependent entities:	Amadeus Global Travel Distribution S.A.
Sistemas Automatizados de Agencias de Viajes, S.A

Income tax expense was as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Current	92,116	122,866	83,687
Deferred	(1,799)	6,152	12,007

	90,317	129,018	95,694

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of July 31st 2005, December 31st 2004, and July 31st 2004, is as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
	%	%	%
Statutory income tax rate in Spain	35.0	35.0	35.0
Effect of different tax rates in other countries	0.7	0.9	0.7
Permanent differences due to goodwill amortization	0.1	2.5	2.1
Other permanent differences	0.3	(2.2)	1.8
Losses with no tax benefit recognition	1.2	2.4	0.8
Other	(0.1)	0.1	(1.1)

Effective income tax rate	37.2	38.7	39.3

A detail of tax receivables and payables as of July 31st 2005 and December 31st 2004 is as follows:

	2005	2004
		(Unaudited)
Tax receivable
Income tax receivable	16,000	15,103
VAT	36,297	22,134
Others receivable	5,192	4,374

Total	57,489	41,611

Tax payable
Income tax payable	38,752	32,651
VAT	7,972	8,089
Other tax payable	19,620	11,346

Total	66,344	52,086

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The Group’s deferred tax balances as of December 31st 2004 and July 31st 2005, are as follows:

	2005	2004
		(Unaudited)
Assets
Amadeus Operations KG—acquisition	69,257	74,706
Unused tax losses	13,691	12,591
Unused investment tax credits	22,687	32,261
Finance leases	2,551	2,571
Net cancellation reserve	18,898	16,207
Depreciation and amortization	26,560	24,214
Bad debt provision	4,313	9,623
Hedge accounting	194	978
Employees benefits	8,960	7,202
ICSA—T Liquidation	3,843	3,907
Dividends tax credits	4,165	4,165
Other	7,810	10,716

	182,929	199,141
Netting	(75,519)	(90,362)

	107,410	108,779

Liabilities
Unrealized gains—foreign currency and financial instruments	7,298	16,668
Provision for decline in value of investments	60,875	68,873
Depreciation and amortization	47,320	40,201
Capitalization of IT related costs	8,390	9,388
Purchased Intangible Assets	30,549	18,922
Other	8,551	10,838

	162,983	164,890
Netting	(75,519)	(90,362)

	87,464	74,528

Acquisitions of new subsidiaries generated KEURs 240 and KEURs 1,222 of acquired deferred tax assets in 2005 and 2004 respectively as well as KEURs 28,728 of investment tax credits during 2004. The European Commission has asked the Spanish Government for the necessary information to analyze the export activity deduction (Investment tax credit) in order to determine whether it constitutes a state grant. The European Commission has not concluded its analysis yet, so the scope of the claim is still not known. With the situation as it stands, it is not possible to objectively determine the impact it may have on the Amadeus Group once the claim is resolved. In these consolidated financial statements, the Group has not recorded any provision for this concept as the Group estimates that the probable outcome will be the cancellation of the rebate in the short-term without the need to pay back rebates already received.

Deferred tax assets charged to equity during 2005 were KEURs 7,003 while deferred tax income payable charged to equity during 2004 was KEURs 1,563, mainly relating to cash flow and net equity investment hedges.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The following table shows the expiration date of unused tax losses for which no deferred tax asset was recognized in the financial statements mainly due to the uncertainty of their recoverability as of July 31st 2005 and December 31st 2004:

	2005	2004
		(Unaudited)
Year(s) of expiration
0-1	1,509	—
1-2	356	346
2-3	—	2.760
3-4	1,103	1,710
4-5	9,154	12,728
Unlimited	272,915	241.101

Total	285,037	258,645

The main increase in 2005 relates to the losses generated by Opodo Limited (UK).

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

21.    EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of July 31, 2005, December 31, 2004, and July 31, 2004 is as follows:

	Class “A” shares as of July 31, 2005	Class “A” shares as of December 31, 2004	Class “A” shares as of July 31, 2004	Weighted average number of class “A” shares as of July 31, 2005	Weighted average number of class “A” shares as of December 31, 2004	Weighted average number of class “A” shares as of July 31, 2004
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000	590,000,000

Treasury shares and other similar equity instruments	(18,801,462)	(19,105,670)	(19,944,799)	(18,918,795)	(19,791,050)	(19,975,345)

Total shares outstanding	571,198,538	570,894,330	570,055,201	571,081,205	570,208,950	570,024,655

Dilutive effect of warrants, stock options and stock grants	3,685,901	2,902,973	694,001	3,729,531	2,470,576	707,425

Total number of diluted shares	574,884,439	573,797,303	570,749,202	574,810,736	572,679,526	570,732,080

	Class “B” shares as of July 31, 2005	Class “B” shares as of December 31, 2004	Class “B” shares as of July 31, 2004	Weighted average number of class “B” shares as of July 31, 2005	Weighted average number of class “B” shares as of December 31, 2004	Weighted average number of class “B” shares as of July 31, 2004
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total shares issued	171,443,700	219,983,100	219,983,100	171,443,700	219,983,100	219,983,100

Total shares outstanding	171,443,700	171,443,700	171,443,700	171,443,700	210,275,220	206,114,700

Total number of diluted shares	171,443,700	171,443,700	171,443,700	171,443,700	210,275,220	206,114,700

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

The calculation of basic earnings per share (rounded to two digits) for the years ended as of July 31, 2005, December 31, 2004, and July 31, 2004 is as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Net income in KEURs	172,396	208,032	142,341
Weighted average number of class “A” shares outstanding	571,081,205	570,208,950	570,024,655
Weighted average number of class “B” shares outstanding	171,443,700	210,275,220	206,114,700

Basic earnings per class “A” share, in EURs	0.30	0.36	0.25

Basic earnings per class “B” share, in EURs	—	—	—

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended as of July 31, 2005, December 31, 2004, and July 31, 2004 is as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Net income in KEURs	172,396	208,032	142,341
Weighted average number of diluted class “A” shares outstanding	574,810,736	572,679,526	570,732,080
Weighted average number of diluted class “B” shares outstanding	171,443,700	210,275,220	206,114,700

Diluted earnings per class “A” share, in EURs	0,30	0.36	0.25

Diluted earnings per class “B” share, in EURs	—	—	—

22.    ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of July 31, 2005, December 31, 2004, and as of July 31, 2004, are as follows:

	July 31, 2005	December 31, 2004	July 31, 2004
		(Unaudited)	(Unaudited)
Cash on hand and balances with banks	46,242	39,342	38,190
Short-term investments	146,225	65,327	100,814

	192,467	104,669	139,004

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

23.	AUDITING SERVICES

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 1,307 and KEURs 1,404 for the periods ended July 31, 2005 and December 31, 2004, respectively.

Additionally, fees for audit related services, such as due diligence and purchase audits, and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 739 and KEURs 256 for the period ended July 31, 2005 and KEURs 393 and KEURs 505 for the year ended December 31, 2004, respectively.

24.	SUBSEQUENT EVENTS

On August 14, 2005 Amadeus has increased its shareholding in the pan-european on-line portal Opodo from 74.02 % to 75.43%, for EUR 11 million.

As of October 31, 2005, the Company sold its subsidiary Amadeus Data Processing GmbH to Halde Einhundertfünfundvierzigste Verwaltungsgesellschaft mbH (Halde 145 GmbH), subsidiary of WAM Acquisition Group, for an amount of KEURs 793,249 according to a third party arm’s length valuation.

On September 23, 2005 the Board of Directors of WAM Portfolio, S.A. (WAM Acquisition, S.A. fully owned Spanish subsidiary incorporated in September 6, 2005) agreed to submit to its General Assembly of Shareholders, the necessary agreements in order to carry out a capital increase consisting in the contribution by WAM Acquisition S.A. up to a maximum of 554,779,917 Amadeus Class “A” shares (valued at 7.35 euros per share) and up to a maximum of 85,661,086 Amadeus Class “B” shares (valued at 0.10 euros per share) of Amadeus Global Travel Distribution S.A.

As part of such agreement, it was also foreseen the contribution of 1 share of Halde 144 GmbH(WAM Acquisition fully owned German subsidiary) valued in 60,000 euros, which represent 100% of the share capital of such company.

The exchange ratio is as follows:

7.35 WAM Portfolio, S.A. shares by 1 Amadeus Global Travel Distribution, S.A.Class “A” share

0.1 WAM Portfolio, S.A. share by 1 Amadeus Global Travel Distribution, S.A. Class “B” share

60,000 WAM Portfolio, S.A. shares by 1 Halde 144 GmbH share

Nominal value of WAM Portfolio shares was 0.01 euros plus share premium of 0.99 euros per share. Thus, capital increase was up to a maximum of 40,862,584.27 euros, with a total share premium up to a maximum of 4,045,395,212.03 euros.

An Extraordinary General Assembly of WAM Portfolio, S.A. has taken place in Madrid on October 25, 2005, implementing the resolutions adopted by the aforementioned Board of Directors of September 23, 2005.

An Extraordinary General Assembly of Amadeus Global Travel Distribution, S.A. has taken place in Madrid on October 4, 2005 and the Company has submitted to the consideration and resolution the following item;

-	Delisting of all shares representing Amadeus Global Travel Distribution, S.A. share capital from public trading and official quoting of the Stock Markets in which Amadeus Global Travel

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Distribution, S.A was listed (Madrid, Barcelona, Paris and Frankfurt Stock Exchanges).To initiate and draw up, if so required a standing purchase order, for the acquisition of Treasury Shares. Authorization to the Board of Directors to proceed with the acquisition of Treasury Shares by Amadeus Global Travel Distribution, S.A. itself.

On 1st December 2005, the Executive Committee of the Spanish Stock Exchange Commission approved the de-listing of Amadeus Global Travel Distribution, S.A., effective 15th of December 2005.

On October 4, 2005, the Extraordinary General Assembly approved the cancellation and settlement of the accrued stock options of the Stock Option Plan of Amadeus 1999-2004 by the estimated fair value of the stock options granted, measured at the settlement date. The total settlement amounts to 42 millions of euros.

Also, it was approved the delegation of faculties to the Board of Directors for the implementation of any possible alternative compensation scheme for certain Group employees, consisting on shares or equivalent rights in WAM Acquisition, S.A. shares.

At the effective date of change in control of the Company, certain management of the Group has committed to invest an amount of KEURs 1,900 in ordinary shares of WAM Acquisition, S.A. The investment is represented by restricted share units which contain certain contingent claw back provisions. These equity instruments are subject to certain transfer restriction periods as well as callable features which relate to subsequent change in control events. The investment commitment above has been offered to an additional management group of up to 100 employees. Also, an additional investment is offered to the entire management group at fair value and is represented by units composed of loan, ordinary and preferred shares. These units are subject to terms and conditions similar to those explained above.

At the same date, the Group granted to the above said management a cash settled share based payment (ratchet payment). The ratchet payment will be made based on the achievement of certain performance conditions related to the share value of the Company at the time of an exit event (future sale, listing or liquidation of the Company). An obligation exists to the extent that it is probable that the performance condition is met and will be accounted for at the time the contingent event, the exit event, is considered probable.

The General Assembly of Shareholders held on January 19, 2006, agreed the change of the social name of the Company, being now Amadeus IT Group, S.A. The resolution was notarized on January 31, 2006, by the Notary of Madrid Mr. Antonio Fernández-Golfín, under No 247 of his Protocol. It was registered with the Commercial Registry of Madrid on February 22, 2005.

As of March the 22, 2006 the Board of Directors (in coordination with the Board of Directors of the other participating company) have submitted to the resolution of the General Assembly of Shareholders the absorption by WAM Portfolio, S.A., Sociedad Unipersonal, of Amadeus Global Travel Distribution, S.A. (designated at the date of drawing –up the merger proposal as Amadeus IT Group, S.A., as is described above) by the transfer, by operation of law, of the whole company’s net worth of the latter, which shall be extinguished without going into liquidation.

The main features of the merger proposal prepared by the governing bodies of the participating companies are as follows:

1.	The social address and commercial data of the participating companies in the merger are set forth in the merger proposal issued by the governing bodies of the participating companies.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

2.	The share exchange ratio has been determined on the basis of the real value of the respective companies participating in the merger. The Surviving Company shall increase its share capital as required to implement the exchange of the shares on the basis of the share exchange ratio, so that the new shares to be issued shall be fully paid as a consequence of the transfer of the whole net worth of Amadeus Global Travel Distribution, S.A. to WAM Portfolio, S.A., Sociedad Unipersonal.

3.	1st January 2006 shall be the date from which the operations of the Dissolved Company shall be considered for accounting purposes as being performed for the account of the company WAM Portfolio, S.A., Sociedad Unipersonal (Surviving Company).

4.	The new shares to be issued by WAM Portfolio, S.A., Sociedad Unipersonal, as a result of the merger, shall be entitled to the same political and financial rights that the existing class “A” shares since the date of their issuance. Notwithstanding the foregoing, the right to participate in the profit of the Company shall be effective since 1st of January 2006.

5.	Although there are preference shares in the Dissolved Company (class “A” shares) in comparison with the ordinary class “B” shares, no rights of this type will be granted to any stockholder in the Surviving Company, WAM Portfolio, S.A., Sociedad Unipersonal. There are no holders of special rights different from the aforementioned shares in any of the companies taking part in this process.

Amadeus IT Group S.A., is currently negotiating the acquisition of the 100% of the equity of TravelTainment AG group. TravelTainment is the leading web-based distribution platform for the leisure travel market in Germany.

Management has now finalized the acquisition accounting in respect of the business combinations of Karavel and Quest. This has resulted in the recognition of intangible assets (brands) of 10,192,000 EUR and 443,000 EUR for Karavel and Quest respectively, and the corresponding deferred tax impacts. In the July 2005 reporting, the purchase price allocation had not been completed and consequently the excess of the purchase price over the net assets acquired was reported in goodwill.

In addition to the events mentioned above the following have occurred subsequently:

As of November 3, 2005, it is set up a pledge under Spanish law over the totality of the shares of Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA) as a guarantee of the obligations assumed according to the Financing Senior Phase One agreement and derived exclusively from the Main Term Facilities, and in particular from the Refinancing Debt and Debt Push Down, Acquisition Facility and Revolving A Facility, and as a guarantee of the interest rate hedge contracts derived from the financing taken.

On the same date, it is set up a pledge under Spanish law over the credit rights derived of the transfer by the Company to WAM Portfolio, S.A., Sociedad Unipersonal, of a credit right of the Company to the German company Halde 144 GmbH, as a guarantee of the obligations assumed by the obligors according to the Financing Senior Phase One, being certainly excluded from the guaranteed obligations any obligation derived from the Main Term Facilities for the described purposes in the clauses 3.1. (a) and 3.1 (b) of the Financing Senior Phase One Contract and the Revolving B Facility and as a guarantee of the obligations assumed by the obligors according to the Hedge Contracts, being certainly excluded from the guaranteed obligations any obligation of the obligors derived from the above mentioned Main Term Facilities.

As of October 31, 2005, it is set up a pledge under German law over all the present and future shares of Amadeus Germany GmbH, as a guarantee of the obligations assumed by the Company according to the

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Financing Senior Phase One agreement and the interest rate hedge agreements, as well as the obligations assumed by WAM Acquisition, S.A. and by their subsidiaries according to the Main Term Facilities, Acquisition Facility and the Revolving A Facility.

As of November 7, 2005, it is set up a pledge under French law over 99 shares equivalent to 99% of the share capital of Amadeus France SNC, as a guarantee of the obligations assumed by the obligors according to the Financing Senior Phase One Contract, being certainly excluded from the guaranteed obligations any obligation by the obligors derived from the Main Term Facilities for the described purposes in the clauses 3.1. (a) and 3.1 (b) of the Financing Senior Phase One Contract and the Revolving B Facility.

As of December 21, 2005, it is set up pledge under Spanish law over 15,343,439 class Ä treasury shares, as a guarantee of the obligations assumed by the obligors according to the Financing Senior Phase One Contract, being certainly excluded from the guaranteed obligations any obligation derived from the Main Term Facilities for the described purposes on the clauses 3.1. (a) and 3.1.(b) of the Financing Senior Phase One Contract and the Revolving B Facility and as a guarantee of the obligations assumed according to the Hedge Contracts, being certainly excluded from the guaranteed obligations any obligation derived from the above mentioned Main Term Facilities.

WAM Acquisition, S.A. and WAM Portfolio, S.A., Sociedad Unipersonal, have pledged their shares of Amadeus Global Travel Distribution, S.A. as a guarantee of the obligations arising from the above financing agreements. Additionally, WAM Acquisition, S.A. has granted to the financial entities a call option over its shares of Amadeus Global Distribution, S.A. that may be exercised in the event of a major default of certain obligations of the financing agreements.

Sale by Amadeus Global Travel Distribution, S.A. to WAM Acquisition, S.A. of 1 share of Amadeus France SNC, in consideration of MEUR 1,3 (dated 3 November 2005).

25.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Amadeus Group are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, we have applied the IFRS adopted by the E.U. in preparing our consolidated financial statements. Our consolidated financial statements as of and for the seven month period ended July 31, 2005 would not present any material difference had the standards issued by the IASB been applied instead of those adopted by the E.U.

All information related for the period ended July 31, 2004, has not been audited and has been included for comparative purposes only.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

		Net Income			Shareholders’ Equity
		For the Period Ended July 31,		For the Period ended December 31,	As of July 31,		As of December 31,
	Item #		Unaudited	Unaudited		Unaudited	Unaudited
		2005	2004	2004	2005	2004	2004
Amounts per accompanying consolidated financial statements		165,037	140,339	196,360	1,139,627	871,237	941,761
Increase (decrease) due to:
Minority Interest	1	7,359	2,002	11,672	(17,761)	(15,168)	(10,037)
Goodwill
—Amortization of goodwill	2.1	—	16,399	27,316	88,001	58,544	81,774
—Negative Goodwill	2.2	—	(367)	(367)	—	—	—
—Impairment of Goodwill	2.3	—	—	(8,183)	(24,649)	(16,880)	(24,649)
Reversal of goodwill and deferred tax asset from contingent consideration	3	—	—	—	(15,302)	(20,026)	(14,868)
Reversal of liability from contingent consideration	3	—	—	—	15,302	20,026	14,868
Reversal of interest expense from contingent consideration	3	778	823	1,858	4,442	2,629	3,664
Capitalization of software developed for internal use	4	1,947	1,725	660	(7,861)	(8,743)	(9,808)
U.S. GAAP adjustments of equity investees	5	—	7,176	3,572	11,110	33,645	17,336
Stock Option Plans	6	9,555	2,229	—	—	—	—
Tax effect of the above adjustments	7	(931)	(881)	(877)	1,154	2,081	2,085

Amounts under U.S. GAAP		183,745	169,445	232,011	1,194,063	927,345	1,002,126

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

BASIC EARNINGS PER SHARE	July 31, 2005	December 31, 2004	July 31, 2004
		Unaudited	Unaudited
Basic net income per share in accordance with U.S. GAAP	0.322	0.407	0.297

DILUTED EARNINGS PER SHARE	July 31, 2005	December 31, 2004	July 31, 2004
		Unaudited	Unaudited
Diluted net income per share in accordance with U.S. GAAP	0.320	0.405	0.297

SHARES (in thousands)	July 31, 2005	December 31, 2004	July 31, 2004
		Unaudited	Unaudited
Weighted average number of basic shares	571,081	570,209	570,025
Weighted average number of diluted shares	574,811	572,680	570,732

Statement of changes in shareholders’ equity	2005	December 31, 2004	2004
		Unaudited	Unaudited
U.S. GAAP shareholders’ equity at January 1	1,002,126	803,718	803,718
Net income for the year, under U.S. GAAP	183,745	232,011	169,445
(Acquisitions)/disposals of treasury shares, net	1,575	17,400	235
Redemption of class “B” shares	—	(485)	(485)
Dividend	—	(35,000)	(35,000)
Sale of Treasury Shares	13,564	(8,038)	(4)
Others	—	(632)	—
Business Combinations—Purchase Price Allocation	7,914	—	—
Stock Option Plans	(9,555)	—	—
Accumulated other comprehensive income (loss):
Translation adjustments under IFRS (including net investment hedge)	8,040	(3,034)	1,617
Additional translation adjustment under U.S. GAAP	—	418	395
Unrealized holding gain (loss) on available for sale securities, net of tax	548	(1,545)	(2,280)
Other derivatives and hedging activities, net of tax	(13,894)	(2,687)	(10,296)

U.S. GAAP shareholders’ equity at July 31	1,194,063	1,002,126	927,345

The differences included in the Reconciliation Table above are explained in the following items:

1.    Minority Interest

Under IFRS, and according to IAS 27, Consolidated and Separate Financial Statements, applicable from January 1, 2005, minority interests shall be presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity. The Company has presented the minority interest within equity at July 31, 2004, for comparative purposes. All adjustments included in the reconciliation have no minority interest effect in the net income and shareholders equity for the periods ended July 31, 2005 and July 31, 2004.

2.    Goodwill

2.1	Amortization of Subsidiary Goodwill

Under IFRS and except for business combinations for which the agreement date is on or after March 31, 2004, the Company has amortized goodwill on a systematic basis over its useful life, until December 31, 2004. The amortization period should reflect the best estimate of the period during which future economic benefits are

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

expected to flow to the enterprise. The company has amortized goodwill applying the straight-line method over 4-10 years.

According to IFRS 3, Business Combinations, the Company is not amortizing goodwill arising from a business combination for which the agreement date is on or after March 31, 2004. Instead, the acquirer shall test goodwill for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The company has also applied this criterion from January 1, 2005 to business combinations for which the agreement date was before March 31, 2004.

Under U.S. GAAP, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 shall not be amortized, and any existing goodwill at January 1, 2002 is no longer amortizable for U.S. GAAP purposes beginning on such date according to SFAS No. 142, Goodwill and other Intangible Assets (SFAS 142).

During 2005 the Company has acquired additional participation in companies that in 2004 were considered associates companies, due to these increases the Company has obtained the control and therefore all the effect amounting to KEURs 6,226 presented in previous years as “US GAAP adjustments of equity investees” has been included in 2005 in the line “Amortization of Goodwill”. Equivalent re-allocation is registered amounting KEURs 792 as of July 31, 2004.

Accordingly, KEURs 16,399, for the period ended July 31, 2004 should increase net income.

2.2	Negative Goodwill

Under IFRS and except for business combinations for which the agreement date is on or after March 31, 2004, if negative goodwill arising in a business combination is related to expectations of identifiable future losses and expenses that can be measured reliably at the date of acquisition, that portion of negative goodwill should be recognized as income in the income statement when the future losses and expenses are recognized. Otherwise, the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets should be recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; and the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets should be recognized as income immediately.

According to IFRS 3, Business Combinations, the Company is not recognizing negative goodwill arising from a business combination for which the agreement date is on or after March 31, 2004.

Under U.S. GAAP and for acquisitions initiated after June 30, 2001, negative goodwill is initially allocated on a pro-rata basis against the carrying amounts of certain acquired non-financial assets, with any excess recognized as an extraordinary gain. Additionally, in accordance with SFAS No. 141, Business Combinations (SFAS 141), any unamortized deferred credit at January 1, 2002 related to an excess over cost shall be written off and recognized as the effect of a change in accounting principle.

Therefore under U.S. GAAP, negative goodwill outstanding on January 1, 2002 was written off to income as the cumulative effect of a change in accounting principle, and negative goodwill amortization recorded under IFRS is reversed.

Accordingly, net income for the period ended July 31, 2004 has been decreased by KEURs 367.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

2.3	Impairment of Goodwill

Effective January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit (RU) level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). (See items 2.1 and 5 for reversal of goodwill amortization adjustment).

The Company performed the transitional goodwill impairment test required by SFAS 142 as of January 1, 2002 and the annual goodwill impairment test as of July 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002. As a result of these analyses, the Company determined that no impairment of goodwill was required upon the adoption of SFAS 142 or for the year ended December 2002.

During 2003, the Company performed an impairment test under IFRS, as a result of impairment indicators arising in the third quarter of 2003, on the goodwill arising from the purchase of the Consortia Business unit. The test was performed by comparing the carrying value of the reporting unit (including goodwill) to its fair value. From this analysis, an impairment loss of KEURs 9,961 was determined and recorded under IFRS for the year ended December 31, 2003. Under U.S. GAAP, the Company performed Step 1 of the SFAS 142 goodwill impairment, and an additional impairment loss was recognized amounting to KEURs 11,611, and also performed Step 2 of the SFAS 142 goodwill impairment test in the fourth quarter of 2003 to determine the implied fair value of goodwill. Based on this analysis, the Company identified an unrecognized intangible asset, arising from contracts established with the travel agencies that form the consortium, which was valued using an income approach, specifically the multi-period excess earnings method (MEEM). The identification and valuation of this intangible asset reduced the implied fair value of goodwill by approximately KEURs 2,425.

Additionally, the Company recorded, under IFRS, an impairment loss amounting to KEURs 4,067 for the entire goodwill balance arising in a subsidiary engaged in e-commerce activities and another subsidiary which had been dissolved in 2004.

As a result of the goodwill impairment analyses performed under U.S. GAAP, the impairments recorded under IFRS were maintained, and an additional impairment charge of KEURs 15,989 was recorded for the year ended December 31, 2003 as a result of the higher carrying amount of goodwill caused by its non-amortization under U.S. GAAP and the identification of unrecorded intangibles in the Step 2 process.

During 2004, according to the U.S. GAAP goodwill impairment analyses, the impairments recorded under IFRS were maintained, and an additional impairment charge of KEURs 8,183 was recorded for the year ended December 31, 2004 as a result of the higher carrying amount of goodwill caused by its non-amortization under U.S. GAAP. This impairment was not considered for comparative purposes at July 31, 2004.

Additionally, and for the period ended July 31, 2005 the Company carried out the annual goodwill impairment test and no impairment charge had to be registered neither under IFRS nor under U.S. GAAP.

The fair value of the reporting units is determined based on income, market approaches, and cost approaches. The income approach used considered the present value of earnings attributable to the reporting unit or costs avoided as a result of owning the reporting unit. The market approach considered examination of

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

transactions involving the sale of comparable assets. The cost approach considered the reproduction/replacement cost adjusted for depreciation and obsolescence.

3.    Contingent Consideration

In the third quarter of 2002, Amadeus acquired a 95% stake of AMADEUS SCANDINAVIA AB, while in the first quarter of 2003 it acquired the remaining 66% of Amadeus Germany GmbH (Start Amadeus), and in the first quarter of 2005 Opodo Limited acquired a 100% controlling stake in Karavel S.A. A part of the purchase price in the afore mentioned acquisitions consisted of a contingency, based on future bookings in the case of first two acquisitions and on future turnover and operating income in the case of Karavel S.A.

Under IFRS, in accordance with IAS 22 and IFRS 3, Business Combinations, this type of contingency should be included in the cost of the acquisition as of the date of acquisition if the contingency is probable and the amount can be measured reliably. Therefore the Company has included in the cost of the acquisitions the net present value of the deferred consideration.

Under U.S. GAAP, in accordance with SFAS 141, the outcome of the contingency shall be disclosed but not recorded as a liability at its nominal amount at the acquisition date unless the outcome of the contingency is determinable beyond a reasonable doubt, this is when the contingency is resolved and consideration is issued or becomes issuable.

Accordingly, goodwill and the deferred tax asset recognized for the related investment tax credits, as well as the respective long-term and short term liability and the interest expense recognized under IFRS, have been eliminated for U.S. GAAP purposes; the acquisition cost is adjusted instead as the booking objectives and turnover and operating income are achieved in each period.

4.    Capitalization of Software Developed for Internal Use

Under IFRS, the Company has capitalized certain administrative costs as a part of the software developed for internal use, according to the fact that the mentioned costs are direct costs of the capitalized projects.

Under U.S. GAAP, according to SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, these administrative costs should not be capitalized. Therefore, net income for the periods ended July 31, 2005, and 2004 should be increased by KEURs 1,947 and KEURs 1,725 respectively.

5.    U.S. GAAP Adjustments of Equity Investees

This reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to Accounting Principles Board Opinion No. 18 (APB 18), The Equity Method of Accounting for Investments in Common Stock, and the related equity method goodwill. These adjustments relate to the reversal of equity goodwill amortization, negative goodwill, and goodwill impairment, and represented an increase in net income for the period ended July 31, 2004 of KEURs 7,176.

See explanations in 2.1 Amortization of Subsidiary Goodwill

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

6.    Stock Option Plans

For the period ended July 31, 2004 stock option plans are accounted under IFRS and under U.S. GAAP according to U.S. GAAP intrinsic value method (APB 25) as there was no reference in the literature under IFRS until issuance of IFRS 2.

According to the application of IFRS 2 from January, 2005, under IFRS, the employee services received in exchange for the stock options granted are charged to profit and loss based on the stock options fair value at grant date. The Company plans are equity settled, thus under the transitional provisions of the standard, IFRS 2 has been applied to stock options granted after November 7, 2002, and the application is retrospective, services received starting January 1, 2005 are charged to expense at the grant date fair value and services received prior to January 1, 2005 are accounted for as an adjustment to Retained Earnings.

As per the provisions of the Company plans, in the event of a change in control all stock options outstanding become immediately vested and have a remaining term of six months, being this the case as of July 31, 2005 according to the successful takeover bid launched by WAM Acquisition, S.A. on the shares of the Company.

Under U.S. GAAP, stock option plans are accounted according to U.S. GAAP intrinsic value method (APB 25). For APB 25 / FIN 44 accounting purposes an accelerated vesting based on the occurrence of a specific event or condition in accordance with the original terms of the award has occurred.

The differences between IFRS and U.S. GAAP accounting treatments as of July 31, 2005, based on the application of the fair value method versus the intrinsic value method, have ended up in the reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP with an increase amounting to KEURs 9,555 in the net income of the period ended July 31, 2005 against additional paid in capital. Retrospective application of IFRS 2 for comparative purposes, for the period ended July 31, 2004, implies an increase of KEURs 2,229 in net income against additional paid in capital.

7.    Tax Effect of the Above Adjustments

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

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

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

Under IFRS, the Company adopted, on January 1, 2001, IAS 39, Financial Instruments: Recognition and Measurement, which is not significantly different to SFAS 133 as applied to the Group (see Note 4o)). Therefore, an adjustment has not been recorded in the reconciliation above.

Recently Issued Accounting Pronouncements

IFRS 3 Business Combinations

IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after 31 March 2004, and to any goodwill arising from such business combinations. In addition, an entity is required to apply IFRS 3 prospectively, from the beginning of the first annual period beginning on or after 31 March 2004, to the opening balance of any goodwill or negative goodwill that arose before 31 March 2004.

Under IFRS and except for business combinations for which the agreement date is on or after March 31, 2004, the Company has amortized goodwill on a systematic basis over its useful life. According to IFRS 3, Business Combinations, the Company is not amortizing goodwill arising from a business combination for which the agreement date is on or after March 31, 2004. Instead, the Company tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The company has not amortized goodwill under IFRS from January 1, 2005 for business combinations for which the agreement date was before March 31, 2004.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

IFRS 4 Insurance Contracts

IFRS 4 applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds and financial instruments that it issues with a discretionary participation feature. This standard applies for annual periods beginning on or after January 1, 2005.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 applies to the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. This IFRS requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and assets that meet the criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement. This standard applies for annual periods beginning on or after January 1, 2005.

IFRS 7 Financial Instruments: Disclosures

IFRS 7 sets out the required disclosures for financial instruments, superseding the disclosures requirements of IAS 32, with the aim of enabling users of financial information of an entity to evaluate the significance of financial instruments for its financial position and performance. This standard applies for annual periods beginning on or after January 1, 2007. The Company does not anticipate that the adoption of IFRS 7 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, Share-Based Payment, (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, Inventory Cost, a revision of ARB No. 43, Chapter 4. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29, which amends Accounting Principles Board Opinion No. 29, Accounting for non-monetary Transactions. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting changes and errors corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 3

On May, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments—An amendment of FASB Statements No. 133 and 140

On February, 2006, the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notes to the Consolidated Financial Statement as of July 31, 2005, and December 31, 2004

and Selective Information as of July 31, 2004 (Continued)

(Expressed in Thousands of Euros-Keurs)

Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets – An amendment of FASB Statement No. 140

On March, 2006, the FASB issued this Statement that amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.