Form 20-F
period 2007-03-31
AIR FRANCE-KLM /FI
filed 2007-07-09
CIK 1110452

As filed with the Securities and Exchange Commission on July 9, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1937

Commission file number: 1-32139

Air France-KLM

(Exact name of registrant as specified in its charter)

Not applicable	2, rue Robert Esnault-Pelterie 75007 Paris France	France
(Translation of registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

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

Ordinary shares, nominal value €8.50            279,365,707

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

•	“Air France” refers to société Air France or Air France Group and its consolidated subsidiaries either before or after the hive down, as the context requires.

•	“KLM” refers to KLM Royal Dutch Airlines or the KLM group, as the context requires.

•	the “combination” refers to the combination of the business and operations of Air France and KLM, the principal terms of which were set forth in the framework agreement.

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial Data

The first table below sets forth the selected consolidated financial data of Air France-KLM as of and for each of the financial years in the three year period ended March 31, 2007 prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union (IFRS as adopted by the E.U.). The second table below sets forth the selected consolidated financial data of Air France-KLM as of and for each of the financial years in the three year period ended March 31, 2007 and of Air France as of and for each of the financial years in the two year period ended March 31, 2004 prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The financial condition and results of operations of KLM are included in those of Air France-KLM from May 1, 2004. The selected consolidated financial data have been derived from the audited consolidated financial statements of Air France-KLM or Air France, as the case may be. Air France-KLM’s consolidated financial statements as of and for the years ended March 31, 2007, 2006 and 2005 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. its statutory auditors, as indicated in their report appearing elsewhere in this annual report. Air France’s consolidated financial statements as of and for the years ended March 31, 2004 and 2003 have been audited by Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A.

Pursuant to the transposition in France of European Regulation 1606/2002 of July 19, 2002, we adopted IFRS as adopted by the E.U. for the first time in our consolidated financial statements for the year ended March 31, 2006, which include comparative financial statements for the year ended March 31, 2005.

IFRS as adopted by the E.U. differs in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). We have, however, determined that the financial information for each of the financial years in the three year period ended March 31, 2007 would not be different had the Company applied IFRS as published by the IASB.

IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP relevant to the consolidated financial statements, together with a reconciliation of net income and shareholders’ equity under IFRS to net income and shareholders’ equity under U.S. GAAP, see Note 42 to the consolidated financial statements.

Air France-KLM’s results of operations are not directly comparable to those of Air France because of the completion of the exchange offer.

You should read the following selected consolidated financial data together with the consolidated financial statements and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended March 31,
	2007		2006	2005(1)
	(in millions, except shares and per share data)
	(€)	($)(2)	(€)	(€)
Amounts in accordance with IFRS:
Stockholders’ equity	8,299	11,099.1	7,734	5,909
Total assets	26,670	35,668.5	26,479	23,194
Long-term debt	8,517	11,390.6	9,086	8,933
Common stock	2,375	3,176.3	2,290	2,290
Revenues	23,077	30,863.2	21,452	18,983

Net income from continuing operations	887	1,186.3	921	1,637

Net income	891	1,191.6	913	1,710

Earnings per share(3)
Basic	3.35	4.48	3.47	6.61
Diluted	3.05	4.08	3.25	6.60
Earnings per share from continuing operations
Basic	3.33	4.45	3.50	6.33
Diluted	3.03	4.05	3.28	6.32
Dividend declared per share (in €)	0.48	—	0.30	0.15
Dividend declared per share (in dollars)(2)	—	0.64	0.36	0.19
Average number of shares outstanding (in thousands)(3)
Basic	266,015	266,015	263,424	258,705
Diluted	296,183	296,183	284,227	258,895

Note:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	Translated solely for convenience at the noon buying rate on March 30, 2007 of $1.3374 per €1.00.
(3)	Excluding shares held by Air France-KLM.

	Year ended March 31,
	2007		2006	2005(1)	2004	2003
	(in millions, except shares and per share data)
	(€)	($)(2)	(€)
Amounts in accordance with U.S. GAAP
Stockholders’ equity	7,950	10,632	7,006	5,779	4,125	3,929
Total assets	26,453	35,378	25,127	23,220	14,575	13,925
Long-term debt and capital leases	8,493	11,359	9,062	8,709	4,933	4,605
Common stock	2,362	3,159	2,277	2,277	1,858	1,868
Operating revenues	23,087	30,877	21,441	19,067	12,296	12,669

Net income	817	1,093	1,004	755	173	154

Net income per share(3)
Basic	3.07	4.11	3.81	2.92	0.80	0.71
Diluted	2.80	3.74	3.57	2.92	0.80	0.71
Dividend declared per share (in €)	0.48	—	0.30	0.15	0.05	0.06
Dividend declared per share (in dollars)(2)	—	0.64	—	—	—	0.07
Average number of shares outstanding (in thousands)(3)
Basic	266,015	266,015	263,424	258,705	216,909	217,269
Diluted	296,183	296,183	284,227	258,895	216,909	217,269

Note:
(1)	Including results of operations of KLM from May 1, 2004.
(2)	Translated solely for convenience at the noon buying rate on March 30, 2007 of $1.3374 per €1.00.
(3)	Excluding shares held by Air France-KLM.

Exchange Rate Information

The following tables set forth, for the periods indicated, information concerning the noon buying rate expressed in dollars per euro. Such rates are provided solely for your convenience. No representation is made that the euro could have been, or could be, converted into dollars at the rates indicated below:

	Year ended March 31,
	Average(1)	High	Low	Period-end rate
2003	1.003283	1.1062	0.8750	1.0900
2004	1.180396	1.2845	1.0628	1.2289
2005	1.2653	1.3625	1.1801	1.2969
2006	1.2163	1.3093	1.1667	1.2139
2007	1.2943	1.3374	1.2091	1.3374

Note:
(1)	The average of the noon buying rates on the last day of each month during the period.

Month	High	Low
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007	1.3660	1.3363
May 2007	1.3616	1.3419
June 2007	1.3526	1.3295

The noon buying rate on July 6, 2007 was $1.3626 per €1.00.

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

The terrorist attacks in the United States on September 11, 2001 had a significant negative effect on the global economy, political stability and market conditions around the world. Airlines, in particular, experienced significant revenue losses and incurred substantial additional costs, principally as a result of a decrease in demand for air travel, significantly higher costs of insurance and passenger and aircraft security, and decreases in the resale prices of some types of aircraft. Regional instability following hostilities in Iraq has also had a material adverse effect on the airline industry. In August 2006, an attempted terrorist attack on Heathrow airport led to new security measures on flights destined for the United Kingdom, the United States and Israel that were extended on November 6, 2006 to all flights leaving European hubs. Any future terrorist attack, military action, or the threat of attacks or action could result in a general reduction in airline passenger traffic and prices for airline travel, newly imposed air traffic restrictions in affected regions and an increase in fuel or insurance costs, all of which could have a material adverse effect on our business. Additionally, passenger volumes may significantly decrease in the event of a medical epidemic or threat or fear of an epidemic. For example, the outbreak of SARS in 2003 resulted in a sharp reduction in air traffic and revenue related to Asia. The prolonged existence of a medical epidemic, or the perception that an outbreak has not been contained or may occur again in the future, may have a material adverse effect on the demand for our air services to or from affected countries.

We may be adversely affected by high jet fuel prices.

After labor costs, fuel costs constitute the single largest portion of our operating costs and have a major impact on our results of operations. For the year ended March 31, 2007, fuel costs represented 19.5% of our operating expenses, an increase of 2 percentage points from the prior year. Jet fuel costs may be affected by a number of factors, including fluctuations in the euro/dollar exchange rate, political events, war or the threat of war, and the coordinated pricing decisions of producer cartels such as OPEC. We seek to reduce this risk by hedging against the price of petroleum. In addition both Air France and KLM have introduced a series of fuel surcharges on their passenger and cargo flights. Notwithstanding the application of hedging policies, the introduction of a fuel surcharge and possible adjustments in fares across the industry during periods of sustained high fuel prices, high jet fuel costs have had a material adverse effect on our business, financial condition and results of operations in the past, and may have such an effect on us in the future. In addition, we purchase our fuel in dollars. Adverse fluctuations in foreign exchange rates may further exacerbate the effects of high fuel prices.

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

Following the events of September 11, 2001, a number of countries took measures to help airlines extend coverage for damage caused to third parties on the ground as a result of terrorist acts, since the coverage available in the insurance market was limited. The French State and the Netherlands, as authorised by the European Commission, offered airlines, for a charge, an extension of coverage for loss amounts that exceeded the insurance coverage available in the market. From November 1, 2002, France and the Netherlands phased out this additional coverage at the direction of the European Commission, and European airline companies were required to obtain insurance coverage from private insurance companies. The United States, however, passed legislation permitting federal authorities to maintain government guarantees in favor of U.S. airline companies covering damage caused to third parties on the ground, passengers, crew and aircraft, at cost levels substantially below those borne by European airlines. Added to the substantial subsidies received from U.S. federal authorities and the costs of new security measures assumed by the U.S. federal authorities following the events of September 11, 2001, the reduced insurance costs paid by U.S. airlines have offered, and continue to offer, U.S. airlines a significant competitive advantage over their European competitors, particularly on routes over the North Atlantic. In addition, four of the major U.S. airlines have filed for bankruptcy support under Chapter 11 of the US Bankruptcy Code. Similar protections offered by governmental authorities in the future may have a material adverse effect on our business.

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

The airline industry is subject to environmental laws and regulations and will be subject to further environmental laws and regulations in the future. These environmental laws and regulations relate to, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, air emissions and environmental contamination clean-up. In recent years, French, Dutch, E.U. and U.S. regulatory authorities have issued a number of directives and other regulations including regulations relating to aircraft noise and age. In December 2006, the European Commission decided to include air transport in the emissions trading scheme as of 2011, the details of which have yet to be defined. Compliance with various environmental regulations could lead to additional costs for the group and impose new restrictions on its subsidiaries with respect to their equipment and facilities, which could have a negative effect on the group’s activity, financial position or results of operations. See “Item 4: Information on the Company—Regulation of Air France-KLM—Other Regulatory and Legal Issues—Environmental Protection and Anti-Noise Standards”.

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

If the State of the Netherlands exercises this option, it will have the power, acting alone, to influence matters submitted for a vote of KLM shareholders. The amended state option has an initial duration of three years from completion of the exchange offer. On March 9, 2007, the State of the Netherlands renewed this option. The State of the Netherlands may renew this option up to two times for periods of 12 months each.

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

With respect to short-haul and medium-haul flights in or from France, the Netherlands and other European countries, we currently face competition from providers of alternative forms of transportation. In particular, we compete directly with the French high-speed train system (the TGV) on transportation to major French cities, which are the targeted market for Air France’s La Navette shuttle services. The Eurostar train service to London competes directly with Air France’s and KLM’s flights to London. An expansion of the TGV system within France or high-speed rail service within Europe generally could have a significant adverse effect on our business, financial condition and results of operations.

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

Maintenance and development of alliances and other strategic relations are critical to our business. Air France and KLM are members of the SkyTeam alliance with Aeroflot, Aeroméxico, Alitalia, Continental Airlines, CSA Czech Airlines, Delta Air Lines, Korean Air and Northwest Airlines. The success of these alliances depends in part on the actions and strategic plans of the other airlines over which we have little control. The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from the alliance altogether could have a material adverse effect on our business.

In addition, we believe that further industry consolidation is likely, whether through additional alliances or otherwise. A failure to maintain or develop strategic alliances could adversely affect our business, financial condition and results of operations.

In June 2006, the European Commission expressed a certain number of objections concerning the SkyTeam alliance. We and our partners responded to these objections in October 2006 and discussions with European Commission are continuing. In the event that the European Commission were to maintain its position, we and our partners could be required to make a number of concessions, notably in making slots available to competitor airlines at certain airports.

Fluctuations in foreign exchange rates in interest rates may negatively affect our results.

Given the international nature of our business, we receive a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies, particularly dollars, and will be exposed to fluctuations in the exchange rates between those currencies and the euro. Our dollar revenues are less than our dollar costs, such as fuel costs and payments under aircraft operating leases. As a result, the sharp decline of the dollar against the euro has had a positive impact on our profitability by decreasing our costs more rapidly than revenues. However, if the dollar were to increase in value against the euro, our costs would rise more rapidly than revenues, negatively affecting profitability. We estimate that Air France-KLM’s net exposure to the dollar (dollar costs minus dollar revenues) for the current financial year is approximately $2.8 billion. We seek to reduce this risk by hedging against currency fluctuations. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”. With respect to the British pound and Japanese yen, we currently have more revenues than costs in those currencies, so that a decrease in their value would have a negative effect on our profitability. As a result, significant increases in the value of the dollar or, to a lesser extent, decreases in the value of the pound or yen, could have a material adverse effect on our business, financial condition and results of operations, despite our efforts to hedge against these fluctuations.

We are also exposed to decreases in interest rates. Most of Air France-KLM’s debt had fixed rates after hedging. In addition, we have more cash invested at variable rates than debt at variable rates. Therefore, a significant decrease in interest rates would have a negative impact on our results of operations. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

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

Wage rates have a significant effect on our operating results. Our profitability could suffer if it is not able to conclude future collective labor agreements on satisfactory terms with our employees. For the year ended March 31, 2007, labor costs represented 30% of our operating expenses.

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

The number of our shares available for sale or trading in the public markets has increased or may increase as a result of the exchange offer and the following other factors:

•

shares representing 11.7% of the share capital of Air France-KLM are held in Air France-KLM savings plans on behalf of employee shareholders. 4.6% of the share capital or 12,951,291 shares were eligible for sale from March 2007;

•

in May 2004, 45,093,299 subscription warrants for new or existing shares were created to remunerate KLM shareholders, of which 14,506,029 have been exercised as of March 31, 2007 resulting in the purchase of 9,982,189 Air France-KLM shares and in 30,587,270 warrants still outstanding; and

•

on April 19, 2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1, 2020 convertible into and exchangeable for new and/or existing shares of Air France-KLM. A total of 21,951,219 Air France-KLM shares may be issued upon conversion or exchange.

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

Holders of our shares, including shares represented by ADSs, are subject to various notification requirements under French law and our articles of association. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90% or 95% of our outstanding shares or voting rights must notify Air France-KLM and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

If you fail to comply with these notification requirements, your shares, including shares represented by ADSs, in excess of the relevant notification threshold will be deprived of voting rights until the end of a two-year period following the date of compliance by the owner with the notification requirements, on the demand of Air France-KLM or any shareholder. In addition, all or part of your voting rights may be suspended for up to five years by a French commercial court, at the request of the chairman of our board of directors, any Air France-KLM shareholder or the French Authority for Financial Markets (the “AMF”), and you may be subject to a fine of €18,000.

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

In general, under French law, only our board of directors may call a meeting of shareholders. In limited circumstances, a shareholders’ meeting may be called by, among others, an attorney appointed by a court at the request of the holders of 5% or more of Air France-KLM’s capital stock or a duly qualified association of shareholders who have held their shares in registered form for at least two years and together hold at least 1% of Air France-KLM’s voting rights. In addition, only shareholders or groups of shareholders holding a specified percentage of shares determined on the basis of a formula relating to capitalization and representing, currently, in the aggregate, 0.5% of our share capital may submit proposed resolutions for meetings of shareholders. As a result, the ability of holders of our shares to participate in and influence our governance is limited.

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

The Combination with KLM and the Exchange Offer

On October 16, 2003, Air France entered into the framework agreement with KLM in which Air France agreed to combine with KLM. The framework agreement provided for, among other things, an exchange offer for all KLM common shares, the establishment of an administered shareholding structure intended to protect KLM’s international air traffic rights during an interim period of three years or longer if necessary, the conduct of a “hive down”, whereby Air France has incorporated a wholly-owned subsidiary into which the assets, liabilities, businesses and operations of société Air France have been transferred and corporate governance arrangements for Air France-KLM. Under the agreements with the State of the Netherlands, the French State agreed to reduce its shareholding in Air France-KLM to below 20%.

On April 5, 2004, Air France commenced its exchange offer for all of the outstanding KLM common shares, including KLM common shares in the form of ordinary shares and New York registry shares. As a result of the success of the offer, Air France was effectively privatized by the dilution of the shareholding of the French State to less than 50% of the share capital of Air France.

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

As of the date of this annual report, the State of the Netherlands owns KLM cumulative preference shares A equal to 5.9% of the voting rights in KLM. The State of the Netherlands has agreed to decrease its ownership in KLM proportionally to any decrease of the French State’s ownership in Air France-KLM, by selling and transferring the relevant cumulative preference shares A to Air France-KLM or, if the transfer occurs before May 6, 2007, to SAK I, which in turn shall issue the corresponding depository receipts to Air France-KLM. If it chooses, the State of the Netherlands may sell and transfer, and Air France-KLM will be obligated to buy, cumulative preference shares A in addition to those required by any decrease in the French State shareholding. After May 6, 2007, Air France-KLM will be able to purchase cumulative preference shares A from the State of the Netherlands directly. By an agreement dated April 2, 2007 between Air France (now Air France-KLM) and KLM, SAK I and SAK II have been maintained for an undetermined period of time with the same objectives. Nevertheless, this agreement stipulates that Air France-KLM may, at its sole discretion, retain this or a different form of administered shareholding arrangements after May 6, 2007.

Under an agreement with KLM, the State of the Netherlands was granted an option right to acquire preference shares B in the share capital of KLM (the amended state option). The State of the Netherlands was entitled to renew its option right after the expiration of the initial period in May 2007. The option right may be renewed three times, each time for a period of 12 months. On March 9, 2007, the State of the Netherlands decided to renew its option right for the first period of 12 months.

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

Assurances and Assurances Foundation

Air France and KLM granted assurances to the State of the Netherlands to preserve the network quality of KLM at Schiphol airport, while taking into account the best interests of Air France-KLM and its shareholders. The assurances granted to the State of the Netherlands have a term of five or eight years from May 5, 2004, depending on the assurance in question. In particular, the State of the Netherlands has agreed that each of Air France and KLM will remain an airline company operating from its home base in France and the Netherlands respectively and that each will retain its air operation certificate and operating licenses and will continue to fulfill the conditions necessary to maintain such licenses. In addition the State of the Netherlands has agreed to maintain KLM’s current portfolio of air traffic rights, other than those that have not been used by KLM for a period of 12 months.

Air France and KLM also agreed to various assurances to preserve their respective long-term interests, while taking into account the best interests of Air France-KLM and its shareholders. These assurances have a term until May 5, 2009. In particular, the combined group has committed to maintain and ensure a fair long-term development of international and intercontinental services on overlapping routes to and from both Roissy-CDG and Schiphol airports. Air France and KLM’s commitment to fair capacity development of both hubs includes a commitment that neither Air France nor KLM will change a unique passenger destination into a destination served by both hubs, unless certain conditions are met. In addition, Air France and KLM agreed to make investments, when economically justified, in both the cargo and passenger businesses at both Roissy-CDG and Schiphol airports. These assurances were evaluated in May 2007 and Air France and KLM decided not to modify the assurances.

Air France and KLM have established a foundation in the Netherlands to facilitate compliance with both sets of assurances. The foundation will, if requested to do so, render binding advice regarding possible contraventions of the assurances by Air France or KLM.

History of Air France

The main stages in the development of Air France were:

1933	Air France is born out of the combination of five French airlines.

1945	Air France is nationalized.

1946	The Paris-New York service is inaugurated with a DC4 and a flight time of 23 hours and 45 minutes.

1959-1960	The first Caravelle and Boeing 707 aircraft are brought into service, with the latter model reducing the time of the Paris-New York service to 8 hours.

1976	Concorde is commissioned, first on the Paris-Rio, Paris-Caracas and Paris-Washington routes and then Paris-New York the following year, connecting the two cities in 3 hours and 45 minutes.

1990	Air France acquires UTA, founded in 1963.

1992	Air France and UTA merge, giving Air France a 72% stake in Air Inter after combining its own interest in this company with that of UTA.

1996	Air Inter becomes Air France Europe.

1997	Air France Europe is merged with Air France.

1999	Air France is successfully floated, with the participation of 2.4 million private individuals, international institutional investors and 72% of staff. Air France is listed on the Monthly Settlement Market for the first time on February 22, 1999.

2000	SkyTeam and SkyTeam Cargo are launched. Air France is a founding member of these alliances alongside Aéromexico, Delta Air Lines and Korean Air. The regional division is created following the acquisition of Régional Airlines, Flandre Air, Porteus, Brit Air and CityJet.

2001	The “Open Sky” agreement is concluded between France and the United States. Alitalia and CSA join the SkyTeam.

2002	SkyTeam is the only alliance in the world to benefit from anti-trust immunity on its transatlantic and transpacific flights.

2003	Air France celebrates its 70th anniversary.

2004	The Air France-KLM group is created, cementing its position as the European air transport market leader. Air France is privatized following the transfer of the majority of its shares to the private sector as a result of the public exchange offer on KLM.

History of KLM

The main stages in the development of KLM were:

1919	KLM is founded as the royal Dutch airline for the Netherlands and its Colonies.

1924	KLM runs its first intercontinental flight from Amsterdam to Jakarta.

1934	KLM offers its first transatlantic service from Amsterdam to Curaçao using a Fokker FXVIII Snip.

1946	KLM inaugurates a regular service between Amsterdam and New York.

1958	KLM completes its first flight to Japan flying over the North Pole.

1989	KLM concludes an alliance with Northwest Airlines.

2002	KLM announces the renewal of its fleet, with the arrival of the Boeing B747-400ER Freighter, the Boeing B777-200ER and the Airbus A330-200.

2004	KLM and Air France announce the conclusion of an agreement to create Europe’s leading Airline group. KLM, Northwest Airlines and Continental Airlines join the SkyTeam alliance in September 2004.

History of Air France-KLM

The key dates in the history of Air France-KLM following the combination are:

January 2005	KLM no longer pays commissions to travel agents.

April 2005

Air France-KLM adopts IFRS as adopted by the E.U.

Air France no longer pays commissions to travel agents.

French State sells 21 million shares to employees and reduces its stake in Air France-KLM to 18.6%.

Air France sells €450 million of bonds convertible and/or exchangeable for Air France-KLM shares.

June 2005	We merge the Air France “Fréquence Plus” and the KLM “Flying Dutchman” programs into one frequent flyer program called “Flying Blue”.

July 2005

Public offer for class A shares of Amadeus Global Travel Distributions S.A. through Wam Acquisitions S.A.

Air France realizes capital gains before tax of €504 millions and receives gross cash proceeds of €817 million after taking a stake in WAM of 23%.

Key Events of Air France-KLM During the Financial Year Ended March 31, 2007

The market in which we operated during the financial year ended March 31, 2007 was characterized by strong activity within the context of rising fuel prices. Passenger activity was very dynamic, enabling a recovery in the air transport sector as a whole, which returned a profit of approximately $13 billion for the 2006 calendar year despite $111 billion of fuel costs. The price of fuel rose continually during the financial year ended March 31, 2007, averaging $61.1 (International Petroleum Exchange (IPE) price for Brent crude) in 2006 compared with $54.5 in 2005.

In August 2006, an attempted terrorist attack on Heathrow airport led to new security measures on flights destined for the United Kingdom, the United States and Israel that were extended on November 6, 2006 to all flights leaving European hubs.

On March 22, 2007, the Council of the European Union transport ministers approved the air transport agreement of March 2, 2007 between the European Union and the United States. Beginning April 1, 2008, European and American airlines will have access to all the markets between the European Union and the United States.

In addition, during the financial year ended March 31, 2007, the key developments in our business included the following:

Further Delay in Delivery of Airbus A380

In June 2006, Air France was informed of a second delay in the delivery of the Airbus 380, the first aircraft now expected to join the fleet in the 2009 summer season, approximately two years behind schedule.

Implementation of French Solidarity Tax

Since July 1, 2006, passengers have been subject to a solidarity tax when leaving French airports. This tax is collected by airlines and paid to the French Development Agency to finance assistance for developing countries.

Move by Air France to the Private Sector

Under the April 2003 privatization law, Air France had two years after its effective privatization (in May 2004 following the dilution of the French State in connection with the business combination) to move to the private sector regime. In May 2006, Air France moved to the private sector regime involving additional social security charges of approximately €150 million over the full year.

Exercise of Warrants

In May 2004, 45,093,300 subscription warrants for new or existing shares (BASA) were created to remunerate KLM shareholders, with the following characteristics: three warrants giving their holder the right to acquire or subscribe for two Air France-KLM shares at an exercise price of €20 per share between November 6, 2005 and November 6, 2007. Further to the payment of dividends from the ‘other reserves’ account in respect of the financial years ended March 31, 2004, 2005 and 2006, and in order to maintain the rights of warrant holders, an adjustment was made in line with the stipulations of the warrant issue contract. The allocation ratio for holders of subscription warrants for new/or existing shares was thus modified to 2.066 Air France-KLM shares at a price of €40 for three warrants. The identical adjustment was also made for the corresponding American Depositary Warrants. Strong share price performance during the financial year ended March 31, 2007 prompted the exercise of 14.5 million warrants leading to the creation of 9.9 million shares on March 31, 2007 for a total of €193.5 million.

Bonds convertible and/or exchangeable into Air France-KLM shares (OCEANEs)

In April 2005, Air France issued 21,951,219 bonds convertible and/or exchangeable at any time into new and/or existing Air France-KLM shares, with a 15-year maturity, for a total amount of €450 million. These bonds have a nominal unit value of €20.50 and mature on April 1, 2020. The annual coupon is 2.75%, paid annually in arrears on April 1. The conversion period for these bonds runs from June 1, 2005 to March 23, 2020.

Further to the payment of dividends from the ‘other reserves’ account in respect of the financial year closed March 31, 2006, and in order to maintain the rights of bond holders, an adjustment was made pursuant to the stipulations of the OCEANE 2.75% 2005-2020 issue contract.

In March 2007, the allocation ratio for holders of bonds convertible or exchangeable into Air France-KLM new or existing shares was changed to 1.03 shares for each 2.75% 2005-2020 bond.

Offering by Air France of 4.75% Bonds due January 22, 2014

On September 11, 2006, Air France sold €550 million of bonds aimed at diversifying Air France’s funding sources, refinancing part of its existing debt and lengthening its average debt maturity profile. The 4.75% bonds due 2014 are listed for trading on the Luxembourg Stock Exchange. On April 23, 2007, Air France issued an additional tranche of €200 million of bonds fully fungible with the initial €550 million tranche.

Business Of Air France-KLM

For the financial years ended March 31, 2007, 2006 and 2005, we prepared our financial information and presented our measures of operating performance on an Air France-KLM consolidated basis including the financial condition and results of operations or operating performance of KLM for the entirety of the financial years ended March 31, 2007 and 2006 and for 11 months of the financial year ended March 31, 2005. Prior to the business combination with KLM, for the financial year ended March 31, 2004, such information was compiled separately by Air France and by KLM. To the extent financial information or operating data is presented for the financial year ended March 31, 2005, we have, where indicated, presented such information on a pro forma basis to enable a better appreciation of the financial or operating results that might have been achieved if the financial condition and results of operations or operating performance of KLM had been consolidated over 12 months. This information is included solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating data that Air France-KLM could have recorded on the dates or for the periods indicated.

Introduction

We are one of the largest airline groups in the world and first in Europe in terms of traffic (revenue passenger-kilometers) for the financial year ended March 31, 2007, among the members of the Association of European Airlines (AEA), with an overall market share of 27%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. Excluding integrators (companies devoted exclusively to cargo), we are the largest cargo company in Europe in terms of scheduled freight tons carried as of March 31, 2007, among the members of the AEA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Air France and KLM organize their networks around two main hubs at Roissy-CDG and Amsterdam Schiphol airports which are linked by approximately 15 daily flights. The Air France-KLM group offers a network of 240 destinations in 105 countries, of which 118 are long-haul and 122 are medium-haul. Through the SkyTeam alliance, the Air France-KLM group also strengthens its global reach with 728 destinations in 149 countries, linked by 16,615 daily flights.

Our core business of passenger transportation accounted for 80% of our total operating revenues of €23.1 billion for the financial year ended March 31, 2007. Cargo activities were 12.6% of total operating revenues for the financial year ended March 31, 2007, industrial maintenance activities were 4.2% of total operating revenues for the financial year ended March 31, 2007 and other air transport-related activities were 3.6% of total operating revenues for the financial year ended March 31, 2007.

The financial year ended March 31, 2007 was marked by strong global growth for the air transport sector, dynamic passenger activity with a record load factor, a diminishment in cargo activity affected by strong competition and the weakness in European exports.

The continued recovery in traffic levels in 2006, with growth worldwide of approximately 5.2% according to IATA, enabled a recovery in the air transport sector as a whole, which returned a profit of approximately $13 billion in 2006 despite $111 billion of fuel costs.

Recent airline industry trends in the three main geographic zones—Europe, the United States and Asia—have nevertheless differed significantly.

Having recorded close to $35 billion of net losses over the past five years, IATA and the US Air Transport Association forecasts show the US air transport sector returning to profitability in 2007. Faced with the growing structural inadequacy of their medium-haul hub model and the convergence of a number of negative economic factors, US airlines embarked, in 2001, on a restructuring plan which finally seems to be paying off.

Despite the impressive growth of many Asian markets and a 2006 profit estimated by IATA at $1.7 billion, the Asian airlines as a whole have seen their performance halved over the past two years. With a lower level of hedging than their European counterparts, they have been more significantly impacted by the increase in fuel prices. More generally, in a region faced with a shortage of skilled labor (particularly cabin crew), the overall cost structure of Asian airlines is subject to pressure. Additionally, in a competitive passenger environment compounded by the liberalization process underway in the region, Asian airlines have experienced downwards pressure on their unit revenues. Finally, as a substantial portion of the revenues of Asian airlines are generated in the cargo sector, they have been directly impacted by the relative weakness of the sector.

The European airline sector, on the other hand, continues to benefit from a strong economic environment. AEA member airlines posted a traffic increase of 5.2% in 2006 and a capacity increase of 4.4%, resulting in a the load factor gain of 0.5 points to 76.5%, according to the AEA. In 2006, more than 343 million passengers traveled to and from the 49 countries in the AEA region, an increase of 4.5%. According to IATA estimates, European airlines should generate net income of $2.6 billion dollars for 2006, a significant increase over the $1.6 billion reported in 2005. In a context of moderate capacity growth, the three major European airlines, Air France-KLM, British Airways and Lufthansa, have benefited for more than a year from the robustness in traffic, particularly business class, resulting in significant increases in unit revenues. These factors, combined with better fuel hedging than their US and Asian counterparts, means European airlines have reported improved results. However, this economic and traffic environment has been less positive for other scheduled airlines in the region; since their smaller fleets and networks are less attractive to business class customers, they have benefited to a lesser extent from the growth in this traffic.

We realized operating income of €1,233 million for the financial year ended March 31, 2007. We believe that these results evidence the efficient pursuit of our goal of profitable growth built around our complementarities which allow us to exploit the synergies offered by the business combination of Air France and KLM, and controlling costs and improving productivity.

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

The financial year ending March 31, 2007 marked the end of the first three-year phase of the business combination between Air France and KLM. The Air France-KLM group has begun its second phase of integration through the establishment of a group Executive Committee and the launch of a joint three-year cost savings plan to replace the individual plans of Air France and KLM which terminated in March 2007.

A strong, balanced network

We currently operate the largest network between Europe and the rest of the world. Of the 178 long-haul destinations operated by AEA member airlines in the 2007 summer season, Air France-KLM accounts for 111 or 62% of the total, compared with 48% for British Airways and 44% for Lufthansa and SwissAir. In addition, Air France-KLM offers 42 unique destinations which are not served by either British Airways or Lufthansa. Present in all the major markets, we offer a balanced network with no single market representing over 30% of our total revenues.

Two coordinated hubs at developing airports

Our network is coordinated around two international hubs, Roissy Charles de Gaulle and Amsterdam Schiphol, which are two of the four largest transfer platforms in Europe. These hubs are organized around airports with significant potential to develop in line with air traffic growth, thus strengthening the role of the large intercontinental transfer platforms. Furthermore, Air France will benefit from the gradual opening of new airport infrastructure between 2007 and 2012 which will provide improved facilities for passengers.

A global alliance to strengthen our network

Air France and KLM play a lead role in SkyTeam, the number two global alliance in terms of market share. Bringing together ten European, American and Asian airlines, SkyTeam enables the Air France-KLM group to respond to market needs and withstand competition in both passenger and cargo transport. In 2006, Aeroflot joined Aeroméxico, Air France, Alitalia, Continental Airlines, CSA Czech Airlines, Delta Air Lines, KLM, Korean Air and Northwest Airlines.

A modern fleet

We continue to invest in new aircraft and currently operate one of the most rationalized and modern fleets in the sector. With our modern fleet, we offer a greater degree of passenger comfort, achieve substantial fuel savings and respect our sustainability commitments in limiting noise disturbance for local residents and greenhouse gas emissions.

An innovative product offering

Our customers play a key role in our strategy in offering the best network worldwide in terms of destinations and frequencies as well as in developing an innovative product offering. We offer fare combinability, which multiplies the routing possibilities and provides access to attractive fares, our joint frequent flyer program, Flying Blue, combining the Air France and KLM loyalty programs, e-services and the continued development of cabin services.

Synergies and cost-savings plans to expand our group’s profitability

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

Prior to the business combination, we valued the synergies of the combination at €385 million to €495 million per year after five years following completion of the offer (the financial year ended March 31, 2009). The coordination of the operations and teams of Air France and KLM have accelerated the development and the delivery of these synergies, which we revise upwards regularly. We currently estimate the synergies to reach €865 million by the financial year ended March 31, 2009. For the financial year ended March 31, 2007, the total amount of synergies realized was €124.7 million.

Each business segment has contributed to the generation of synergies for the financial year ended March 31, 2007. Passenger activity has generated approximately €96.7 million in synergies, of which approximately €67.1 million from marketing and revenue management and €29.6 million from sales. Cargo has generated €15 million in synergies primarily as a result of an exchange of capacity and a streamlined network. Maintenance synergies totaled approximately €13 million and are related to the implementation of a joint purchasing policy based on a common strategy for products and suppliers.

We believe we will be able to increase these synergies due to the integration of the Air France and KLM IT systems, which will be gradually undertaken through the financial year ending March 31, 2011. We believe that at the end of this period, cumulative synergies should reach €1 billion.

In addition, Air France and KLM are undergoing ongoing efforts in cost control. The three-year cost savings program of Air France and the KLM restructuring plan ending March 31, 2007 both achieved their objectives of

€900 million of savings for Air France and €730 million of savings for KLM. In order to manage costs more effectively, Air France and KLM have prepared a new joint three-year cost savings plan including the €212 million of cost synergies to come. “Challenge 10”, launched on April 1, 2007, targets total savings of €1.4 billion over three years.

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

The charts below show the division of our operating revenues for the financial years ended March 31, 2007, 2006 and 2005 from the different parts of the business:

	Year ended March 31,
	2007		2006		2005 Pro forma		2005 Actual
	(in € millions, except percentages)
Passenger	18,366	79.6%	16,942	79.0%	15,379	79.0%	15,033	79.2%
Cargo	2,909	12.6%	2,882	13.2%	2,576	13.2%	2,494	13.1%
Maintenance	977	4.2%	896	4.2%	795	4.1%	777	4.1%
Other	821	3.6%	728	3.4%	713	3.7%	674	3.6%

Total	23,073	100%	21,448	100%	19,463	100%	18,978	100%

Passenger Operations

Air transport services for passengers are our largest revenue source, generating revenues of €18,366 million for the financial year ended March 31, 2007, representing 80% of consolidated revenues, an increase of 8.4% compared to the previous year’s €16,942 million. Income from operating activities grew 55.5% from €686 million for the financial year ended March 31, 2006 to €1,067 million for the financial year ended March 31, 2007.

Our scheduled passenger operations generated revenues of €17,341 million for the financial year ended March 31, 2007. The remainder of the group’s revenues from passenger operations are provided by commissions from sales of SkyTeam alliance members’ flights and revenues from code sharing revenues, and receipts from baggage handling and information systems services.

During the financial year ended March 31, 2007, we operated flights to 240 destination cities and carried 73.5 million passengers. Through our membership in SkyTeam and its partnerships with approximately 30 airlines, our customers may access a global network of 728 destinations in 149 countries, linked by 16,615 daily flights.

The following table shows the breakdown of passenger transportation on scheduled flights between long-haul and medium-haul, together with the load factors, for the financial years ended March 31, 2007 and 2006 and the change between such periods, and for the financial year ended March 31, 2005, on a pro forma and actual basis:

	Year ended March 31,
	2007	2006	Change	2005 Pro forma	2005 Actual
	(in millions, except percentages and point changes in load factor)
Long-haul:
Capacity (ASK)(1)	188,318	180,733	4.2%	168,284	163,216
Traffic (RPK)(2)	159,291	151,427	5.2%	138,591	134,331
Load factor (RPK/ASK)	84.4%	83.8%	+0.6	82.4%	82.3%
Medium-haul:
Capacity (ASK)(1)	56,748	53,936	5.2%	52,614	51,390
Traffic (RPK)(2)	40,219	37,825	6.3%	35,620	34,667
Load factor (RPK/ASK)	70.9%	70.1%	+0.8	67.7%	67.5%
Total:
Capacity (ASK)(1)	245,066	234,669	4.4%	220,897	214,606
Traffic (RPK)(2)	199,510	189,253	5.4%	174,211	168,998
Load factor (RPK/ASK)	81.4%	80.6%	+0.8	78.8%	78.7%

Notes:
(1)	Available seat-kilometers. See “—Definitions and industry terms”.
(2)	Revenue passenger-kilometers. See “—Definitions and industry terms”.

The following table below shows scheduled passenger revenues by destination and the percentage of total scheduled passenger revenues by destination for the financial years ended March 31, 2007 and 2006 and the change between such periods, and for the financial year ended March 31, 2005, on a pro forma and actual basis:

	Scheduled Passenger Revenue by Destination
	Year ended March 31,
	2007		2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	7,079	40.8%	6,689	41.0%	5.8%	6,162	42.7%	6,049	42.9%
Caribbean, French Guiana and Indian Ocean	1,201	6.9%	1,157	7.3%	3.8%	1,138	7.9%	1,123	8.0%
Africa and Middle East	2,362	13.6%	2,216	14.1%	6.6%	1,977	13.7%	1,923	13.6%
Americas, Polynesia	4,013	23.2%	3,469	22.3%	15.7%	3,022	30.0%	2,942	20.9%
Asia, New Caledonia	2,686	15.5%	2,371	15.3%	13.3%	2,126	14.7%	2,062	14.6%

Scheduled passenger revenues	17,341	100.0%	15,902	100.0%	9.0%	14,425	100.0%	14,099	100.0%

Other passenger revenues	1,025		1,040		(1.4)%	954		934

Total passenger revenues	18,366		16,942		8.4%	15,379		15,003

The table below shows scheduled passenger revenues by area of sale and the percentage of total scheduled passenger revenues by area of sale for the financial years ended March 31, 2007 and 2006 and the change between such periods, and for the financial year ended March 31, 2005, on a pro forma and actual basis:

	Scheduled Passenger Revenue by Area of Sale
	Year ended March 31,
	2007		2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa (including France)	11,743	67.7%	10,726	67.5%	9.5%	9,936	68.9%	9,718	68.9%
Caribbean, French Guiana and Indian Ocean	361	2.1%	363	2.2%	(0.6)%	351	2.4%	348	2.5%
Africa and Middle East	1,097	6.3%	1,060	6.7%	3.5%	962	6.7%	939	6.7%
Americas, Polynesia	2,786	16.1%	2,523	15.9%	10.4%	2,050	14.2%	1,997	14.2%
Asia, New Caledonia	1,354	7.8%	1,230	7.7%	10.1%	1,126	7.8%	1,097	7.8%

Scheduled passenger revenues	17,341	100.0%	15,902	100.0%	9.0%	14,425	100.0%	14,099	100.0%

Other passenger revenues	1,025		1,040		(1.4)%	954		934

Total passenger revenues	18,366		16,942		8.4%	15,379		15,033

Note:
(1)	Origin of sale is determined on the basis of ticket issuing locations.

The Long-Haul Network

Our long-haul network consists of 118 destinations in 69 countries, including 35 destinations operated by KLM alone and 47 operated by Air France alone. Only one-third of the destinations are served by both Air France and KLM, to which, due to the coordination of the two hubs supported by fare combinability, we offer a high number of daily flights. During the financial year ended March 31, 2007, the long-haul network reported strong growth, with an increase of 5% in passengers carried to 22.2 million. The weight of the long-haul network remained stable as compared to last year, representing 77% of capacities and approximately 80% of traffic. For the financial year ended March 31, 2007, revenues from our long-haul passenger traffic were €10.3 billion, an increase of 11.4% over such revenues during the financial year ended March 31, 2006, and represented 59% of total scheduled passenger revenues. During the same period, total long-haul capacity grew by 4.2% and traffic rose 5.2% while the load factor increased 0.8 points to 84.6%.

The table below shows the volume of long-haul capacity, traffic and load factor by geographical area during the financial year ended March 31, 2007, and the change in these operating measures as compared to the previous financial year:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
North America	50,449	2.2%	43,391	1.0%	86.0%	(1.0)
Latin America	23,915	6.6%	21,162	11.2%	88.5%	3.7
Asia/Pacific	51,791	7.9%	44,934	9.9%	86.8%	1.6
Africa/Middle East	34,928	6.0%	27,304	6.8%	78.2%	0.6
Caribbean/Indian Ocean	27,236	(2.7)%	22,500	(2.1)%	82.6%	0.5
Total	188,319	4.2%	159,291	5.2%	84.6%	0.8

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

North and South America

During the financial year ended March 31, 2007, routes to the Americas represented operating revenues of €4.0 billion, or 23% of scheduled passenger revenue (as compared to 22.3% for the financial year ended March 31, 2006), 30% of total passenger capacity and 32% of total traffic. The North and South American markets cover 29 destinations in ten countries, of which 19 destinations in North America and ten in eight Latin American countries. Our leading network both in terms of traffic and capacity, the group experienced a strong level of activity over the year with a traffic increase of 4.1% and capacity increase of 3.6%. The load factor increased 0.5 points to 86.6%. Activity was strong with 3.8% growth in the number of passengers to 8.7 million and 15.7% growth in sales to €4.0 billion, increasing this sector’s share of total scheduled passenger revenues by 0.7% to 23%.

Our operations cover 19 destinations in North America out of Paris and/or Amsterdam and, due to our American partners through the SkyTeam alliance, a more extensive network across the United States. Having launched its Detroit service in 2006, Air France will inaugurate, in summer 2007, a new route to Seattle while KLM will also increase its frequencies, particularly to the west coast of the United States. Air France-KLM is the third largest European airline operating over the North Atlantic out of Europe with a market share of approximately 10% in terms of capacity. In June 2006, Air France and KLM celebrated the sixtieth anniversary of the inauguration of their New York routes. On this network, despite a one point decline, the load factor amounted to 86% with a traffic increase of 1% and a 2.2% increase in capacity. Activity was strong on the North American network with 1.5% growth in the number of passengers to 6.4 million.

We offer ten destinations in eight South American countries out of Paris and/or Amsterdam. After significant capacity increases in recent years (20.4% during the financial year ended March 31, 2006), capacity increased at a more moderate level of 6.6% for the financial year ended March 31, 2007. Traffic remained strong, increased by 11.5% and the load factor increased 3.7 points to 88.5%. Air France-KLM is the European leader in the South American network, with a market share of approximately 22% in terms of capacity. Activity was strong on the South American network with 11% growth in the number of passengers to 2.3 million.

Asia-Pacific

During the financial year ended March 31, 2007, Asian routes generated operating revenues of €2.7 billion, or 15.5% of our scheduled passenger revenue (as compared to 15.3% for the financial year ended March 31, 2006), 21% of the total passenger capacity and 22% of the group’s total traffic. We serve 24 destinations in 11 countries in Asia directly. During the financial year ended March 31, 2007, 5.2 million passengers traveled on these routes, an increase of 11.3% as compared to 4.6 million during the financial year ended March 31, 2006.

On September 20, 1966, Air France became the first western airline to serve China, flying to Shanghai’s Hong Qiao airport. Currently, Air France-KLM has become the leading European operator to and from China in terms of passengers carried, with 69 weekly flights to five destinations. We offer 43 weekly flights to five destinations, followed by Japan with three destinations served by 48 weekly flights. In addition, out of Singapore and, since the beginning of the 2007 summer season, out of Hong Kong, Air France offers flights to Australia through a code share with Qantas. Air France-KLM is the leading European airline in this region with a market share of approximately 12% in terms of capacity.

The Asian market is the second-largest of the long-haul networks and represents approximately 22% of total traffic and 21% of capacity. It has seen strong activity with an 9.9% increase in traffic and a 7.9% increase in capacity, resulting in a 1.5 point improvement in the load factor to 87%.

Africa and the Middle East

During the financial year ended March 31, 2007, routes to Africa and the Middle East generated operating revenues of €2.4 billion or 14% of our scheduled passenger revenue (as compared to 14.1% for the financial year ended March 31, 2006), 14% of the total passenger capacity and 14% of the group’s total traffic. We serve 49 destinations in 39 countries in our Africa and Middle East network. During the financial year ended March 31, 2007, 5.1 million passengers traveled on these routes, an increase of 5.3% as compared to 4.9 million during the financial year ended March 31, 2006.

The Africa and Middle East network is our third-largest long-haul network. Activity was strong on this network with a 6.8% increase in traffic and a 6.0% increase in capacity compared to the financial year ended March 31, 2006. The load factor increased slightly to 78.2%, an increase of 0.6 points.

The African network serves 35 destinations in 28 countries. Unlike the financial year ended March 31, 2006, traffic in the African network was strong, growing by 7.2% for a capacity increase of 5.3%. The load factor gained 1.4 points to 79.8%. In addition to its traditional product offering, Air France launched, in 2004, the Dedicate network to facilitate business travel to oil industry-related sites and zones of economic activity in more remote regions particularly in Africa, where it offers four destinations. KLM has completed its Dedicate offer by adding a flight from Amsterdam to Houston in the United States. With a market share of approximately 25% in terms of capacity, Air France-KLM is the leading European carrier to Africa.

The Middle East network covers 11 countries with 14 destinations. Activity has been strong in this network despite escalating conflict with an increase in traffic of 5.8% and in capacity of 7.8% compared to the financial year ended March 31, 2006, resulting in a 1.4 point increase in load factor to 74.4%. Air France-KLM is the leading carrier out of Europe for this region, with a market share of approximately 8% in terms of capacity.

Caribbean and Indian Ocean

During the financial year ended March 31, 2007, routes to the Caribbean and Indian Ocean generated revenues of €1.2 billion, or 6.9% of our scheduled passenger revenue (as compared to 7.3% during the financial year ended March 31, 2006), 11% of total passenger capacity offered and 11% of the group’s total traffic. During the financial year ended March 31, 2006, 3.1 million passengers traveled on these routes, a decrease of 1.5% as compared to during the financial year ended March 31, 2006, due to the health crisis rife in this region.

Since June 2006, Air France flights departing from Paris Orly bound for Fort de France and Pointe-à-Pitre have operated new Boeing 777-300ERs, the latest aircraft from the Boeing family. These new aircraft are specially equipped for these destinations, generating significant fuel savings. On board, all cabin classes have been redesigned and refitted to offer passengers the latest technological developments. Since January 2007, these aircraft have also served Saint Denis de la Réunion and Cayenne in French Guiana. Every year, Air France carries more than 1.4 million passengers between Paris Orly and the French overseas territories.

Traffic in the Caribbean and Indian Ocean network continued to be impacted by the health crisis of 2006, decreasing by 2.1% while capacity was reduced by 2.7%. The load factor gained 0.5 points to 82.6%.

The Medium-Haul Network

The table below shows the volume of medium-haul capacity traffic and load factor for our medium-haul network during the financial year ended March 31, 2007 and the change in these operating measures as compared to the previous financial year:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
Europe and North Africa	56,748	5.2%	40,219	8.3%	70.9%	0.8

Notes:

(1)	Available seat-kilometers (ASK).
(2)	Revenue passenger-kilometers (RPK).
(3)	RPK/ASK.

The international medium-haul network covers Europe (including France) and North Africa. The medium-haul network serves 122 destinations in 36 countries, of which 46 destinations are operated by Air France and its regional subsidiaries Régional, Brit Air and CityJet and 25 destinations are operated by KLM and its regional subsidiary Cityhopper. 51 destinations are operated by both Air France and KLM.

The medium-haul network principally links Europe to the rest of the world at our two hubs. 52% and 65% of passengers at Roissy-Charles de Gaulle and Amsterdam-Schiphol, respectively, transfer to a long-haul flight.

During the financial year ended March 31, 2007, European medium-haul routes generated operating revenues of €7.1 billion, or 41% of our scheduled passenger revenue (as compared to 42% for the financial year ended March 31, 2006), 23% of the total passenger capacity and approximately 20% of the group’s total traffic. During the financial year ended March 31, 2007, 51.3 million passengers traveled on these routes, an increase of 4.9% as compared to during the financial year ended March 31, 2006. Activity has been strong in this network with an increase in traffic of 6.3% and in capacity of 5.2% compared to the financial year ended March 31, 2006, resulting in a 0.7 point increase in load factor to 70.9%.

Passenger Product Offering

Frequent Flyer Programs

Flying Blue

On June 1, 2005, we merged the Air France “Fréquence Plus” and the KLM “Flying Dutchman” programs into one frequent flyer program called “Flying Blue”. In the two years since the launch of Flying Blue, membership has risen from 10 million to 12.6 million, an increase of 26%.

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

Cabin Comfort

Over the next two years, KLM will invest more than €100 million in the replacement, renovation and modernization of its long-haul and medium-haul fleets as well as in the regional fleet of KLM Cityhopper. New seats will be fitted in World Business Class on board the Boeing 747-400s and the MD-11s. In the Boeing 737s, the cabin interiors will be totally renovated, with new colors, new lighting and new more comfortable seats.

Since November 2006, Air France long-haul Business Class customers have benefited from a new seat, extending to two meters in the sleeping position, one of the most spacious on the market. In May 2007, a quarter of the Air France long-haul fleet will be equipped with this seat. New seats have also been installed to enhance the comfort of passengers in classes to the rear of the plane.

e-Services

The financial year ended March 31, 2007 experienced continued growth in the use of new technologies. We currently offer a range of e-service applications responding to passenger needs in terms of greater control over the travel process, simplicity, transparency and clarity. Our e-service applications include booking flights on dedicated internet sites, choosing seating on such sites, printing boarding cards at home or from a self-service kiosk and electronic ticketing.

KLM was one of the pioneers in self-service kiosks, enabling its customers in 2000 to check themselves in using one of the 20 first self-service kiosks located at Schiphol airport. Each day, more than 20,000 customers use the 500 Air France or KLM self-service check-in kiosks located in 63 airports worldwide. The number has again been increased with KLM, since December 2006, being the first European airline to offer self-service check-in kiosks reserved for connecting flights. Air France intends to develop this offer as of summer 2007 and plans to have 100 of these self-service kiosks at Amsterdam-Schiphol and 70 at Roissy-Charles de Gaulle in 2008.

To support the development of e-services, the Air France and KLM websites have been completely redesigned. The two sites now provide faster, direct access to the e-services offered by the two airlines. Since April 2006, Air France and KLM passengers can check-in using the websites of the two airlines for virtually all destinations. Electronic ticket holders can choose their seat number online and print their boarding card at any time between 24 hours and 30 minutes before the check-in deadline of the flight. Once at the airport, they merely have to deposit their baggage at one of the specially dedicated drop-off points and then proceed directly to the boarding lounge.

Baggage Tracking

Since the summer of 2006, Air France and KLM have been experimenting with printing and reading baggage tags integrating RFID chips on the baggage of passengers on flights between Roissy Charles de Gaulle and Amsterdam Schiphol. This chip is encoded in the passenger’s baggage tag or in the baggage containers. Captors in the airport enable the airline to track the real-time location of the baggage and to provide passengers with better information as to the delivery of their baggage, its exact location and its security. This new system of RFID baggage labelling, common to both Air France and KLM, is also used on flights between Paris and Tokyo and will be gradually extended to all the destinations served by the two airlines. It is anticipated that this new technology will eventually replace the current bar code system.

Cargo

Air France and KLM combined their capacities and synchronized their cargo networks around their respective hubs at Roissy-CDG and Amsterdam Schiphol. Following this combination, Air France Cargo and KLM Cargo have combined their sales, distribution and marketing, network management as well as communication under single management, the “Joint Cargo Team”. Other functions such as finance and human resources, are coordinated. This principle of “one face to the customer” allows us to offer all our customers one contact, one contract and a single network with the choice of two operational systems, via Roissy or Schiphol or a combination of the two hubs.

A team of 120 managers, having joint responsibility for Air France Cargo-KLM Cargo, has been established to manage and coordinate the Air France-KLM Cargo organization worldwide. As of March 31, 2007, all commercial function are integrated. Today, 2,200 of the 5,700 employees of Air France-KLM cargo word under the Air France-KLM Cargo brand.

Excluding integrators (companies devoted exclusively to cargo), Air France-KLM is the largest cargo company in Europe in terms of scheduled freight tons carried as of March 31, 2007, according to the AEA. Cargo revenues are subdivided into freight transportation and other cargo revenues. Revenues from freight transportation consist of the transportation of cargo on flights that have an Air France-KLM code, including flights that are operated by other airlines pursuant to code sharing agreements. Other cargo revenues derive principally from sales of cargo capacity to third parties.

Our total revenues from cargo were €2,909 million for the financial year ended March 31, 2007, an increase of 0.9% compared with the previous financial year, and represented 12.6% of Air France- KLM’s operating revenue. The weakness of the load factor and the use of aircraft with too-high fuel consumption limited profitability growth. On a constant currency basis, yield (RTK) increased by 0.9% and unit revenues per available ton-kilometer (RATK) increased by 1.8%. Unit cost increased by 0.6% on a constant currency and fuel price basis.

After years of strong growth driven by the lowering of barriers to world trade, air freight growth has slowed and, for the past two years, has underperformed growth in world trade itself. This slowdown in growth is due to a number of factors. Competition from sea transportation is increasing with the arrival of large-capacity vessels whose performance is improving. In addition, a number of high-technology products have experienced decreases in sale prices, making sea transportation more attractive, as increased fuel prices have led to a marked rise in air freight prices. Furthermore, the market has experienced a recent consolidation of integrators maintaining significant pressure on pricing. Growth in air freight has slowed as well due to the imbalance in freight exchanges between Asia, particularly China, and Europe. The flow ratio which was 1:2 in 2000 has increased to 1:8 in 2006, obliging carriers to increase their capacity to handle the substantial outflow out of Asia and thus undertake half the journey in a situation of overcapacity. Finally, ground logistics have been complicated by security constraints coupled with commercial requirements for flexibility, speed and reliability in logistics chains.

Cargo may be carried either on a cargo-only fleet or in the bays of passenger aircraft. Of our total offered capacity, approximately half is typically carried in the holds of our cargo fleet and approximately half is typically carried in the holds of our passenger fleet. The increase in capacity in passenger activity thus has an impact on cargo activity. Air France and KLM together maintain a fleet of 16 cargo aircraft.

During the year ended March 31, 2007, we carried 1.4 million tons of cargo, representing 10,986 million revenue ton-kilometers, approximately 50% of which was carried in our cargo fleet, and approximately 50% of which of which was carried in the holds of passenger aircraft.

In 2000, Air France obtained ISO 9002 certification for its cargo depots at Roissy-CDG. KLM possesses ISO 9001:2000 certification for its cargo depots at Amsterdam Schiphol.

The table below shows cargo revenues by destination and the percentage of cargo revenues by destination for the financial years ended March 31, 2007 and 2006 and the change between such periods, and for the financial year ended March 31, 2005, on a pro forma and actual basis:

	Cargo Revenue by Destination
	Year ended March 31,
	2007		2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	71	2.6%	75	2.8%	(5.3)%	77	3.2%	76	3.3%
Caribbean, French Guiana and Indian Ocean	194	7.2%	186	7.0%	4.3%	185	7.8%	183	7.9%
Africa and Middle East	354	13.2%	320	12.0%	10.6%	306	12.9%	297	12.9%
Americas, Polynesia	833	40.0%	833	31.2%	—%	719	30.2%	699	30.4%
Asia, New Caledonia	1,239	46.0%	1,259	47.0%	(1.6)%	1,092	45.9%	1,046	45.5%

Scheduled cargo revenues	2,691	100.0%	2,673	100.0%	0.7%	2,379	100.0%	2,301	100.0%

Other cargo revenues	218		209		4.3%	197		193

Total cargo revenues	2,909		2,882		0.9%	2,576		2,494

The table below shows cargo revenues by sales region and the percentage of cargo revenues by sales region for the financial years ended March 31, 2007 and 2006 and the change between such periods, and for the financial year ended March 31, 2005, on a pro forma and actual basis:

	Cargo Revenue by Area of Sale
	Year ended March 31,
	2007		2006		2005 Pro forma			2005 Actual
	(in € millions, except percentages)
		% of total		% of total	% change		% of total		% of total
Europe and North Africa	1,190	44.2%	1,169	43.7%	1.8%	1,113	46.8%	1,081	47.0%
Caribbean, French Guiana and Indian Ocean	36	1.3%	36	1.3%	—%	41	1.7%	41	1.8%
Africa and Middle East	184	6.8%	170	6.4%	8.2%	162	6.8%	157	6.8%
Americas, Polynesia	348	12.9%	337	12.6%	3.3%	274	11.5%	266	11.6%
Asia, New Caledonia	933	34.7%	961	36.0%	(2.9)%	789	33.2%	756	32.9%

Scheduled cargo revenues	2,691	100.0%	2,673	100.0%	0.7%	2,379	100.0%	2,301	100.0%

Other cargo revenues	218		209		4.3%	197		193

Total cargo revenues	2,909		2,882		0.9%	2,576		2,494

The table below shows the volume of cargo capacity, traffic and load factor during the financial year ended March 31, 2007 and the change in these operating measures as compared to the previous financial year:

	Capacity(1)		Traffic(2)		Load factor(3)
	Volume	Change	Volume	Change	%	Change
	(in millions, except percentages)
Medium-haul	554	1.8%	86	1.2%	15.5%	(0.1)
Long-haul	15,936	0.5%	10,901	1.5%	68.4%	0.6

Notes:

(1)	Available ton-kilometers (ATK)
(2)	Revenue per ton-kilometers (RTK)
(3)	RTK/ATK

The Medium-Haul Network

As cargo transport in Europe is primarily operated by truck, the activity of the European network is limited. Tonnage transported decreased 2.9% as compared to the previous financial year to 68 thousand tons. Capacity remained broadly stable with a slight increase of 0.6%. Traffic increased by 1.4% with a 0.6 point increase in the load factor to 66.6%.

The Long-Haul Network

The long-haul network currently represents nearly all cargo activity, whether in terms of traffic or revenues.

The North and South American network accounted for 33.5% of traffic and of capacity and tonnage. Capacity decreased 3.8% resulting in an increase in load factor of 2.2 points to 68.1%. We transported 484 thousand tons on this network, a decrease of 1.6% compared to the previous financial year. Revenues increased by 0.1% to €833 million, representing 31.0% of freight transport revenues, compared to 31.2% for the previous financial year.

The Asian network demonstrated strong activity with a 2.8% increase in tonnage compared to the previous financial year, to 624 thousand tons. Capacity increased 2.6% compared to the previous financial year, leading to a decrease in load factor by 1.6 points to 71.4%. Revenues for this network decreased 1.6% compared to the previous financial year to €1,239 billion, representing 46% of total freight transport revenues, 50% of traffic and 46.7% of capacity.

The African and Middle East network saw a significant increase in tonnage transported, from 184 thousand tons for the previous financial year, to 205 thousand tons for the financial year ended March 31, 2007, an increase of 11.4%. This network represented approximately 10% of the Group’s cargo activity. Traffic increased 13.8% and capacity increased 9% over the previous financial year. The load factor increased 2.6 points compared to the previous financial year to 62.1%. Revenues increased 11% compared to the previous financial year to €354 million and represented 13.2% of total freight transport revenues.

The Caribbean and Indian Ocean network experienced a capacity reduction of 4.9% compared to the previous financial year. Traffic increased 3.9% compared to the previous financial year. The load factor increased 5 points compared to the previous financial year to 58.8%. Tonnage transported on this network reached 77 thousand tons, an increase of 3% compared to the previous financial year, generating revenues of €194 million, an increase of 4.3% compared to the previous financial year. This network accounted for approximately 5% of total cargo activity.

Products

Air France Cargo, KLM Cargo and SkyTeam Cargo alliance offer a common range of four products—Equation, Variation, Cohesion, and Dimension. Equation offers express shipment and guarantees priority handling for shipments that are loaded without prior reservation on the first available departing flight. The Equation range of products represented 12% of total cargo revenues for the financial year ended March 31, 2007. Variation offers solutions for the transportation of one-off merchandise such as live animals, valuable artworks, heavy equipment and hazardous materials. The Variation range of products represented 8% of total cargo revenues for the financial year ended March 31, 2007. Cohesion is a custom product intended for businesses making regular “just in time” shipments. Cohesion offers customers guaranteed regular access to shipping capacity and integrated shipping solutions through a tri-partite contract between the shipper, the cargo agent and the group’s cargo division. The Cohesion range of products represented 25% of total cargo revenues for the financial year ended March 31, 2007. Dimension is the standard product offering airport-to-airport cargo shipping services to cargo agents. The Dimension range of products represented 56% of total cargo revenues for the financial year ended March 31, 2007.

This product range is also offered by the SkyTeam Cargo alliance. Founded in 2000, and the leading cargo alliance worldwide, SkyTeam Cargo brings together eight members (AirMexico Cargo, Air France Cargo, Alitalia Cargo, CSA Cargo, Delta Air Logistics, KLM Cargo, Korean Air Cargo and Northwest Airlines Cargo), offering 545 destinations in 127 countries.

Industrial Logistics and Aircraft Maintenance Activities

Aircraft maintenance activities are our third largest business line with third-party revenues accounting for approximately 4% of our total revenues for the financial year ended March 31, 2007. Third-party revenues account for approximately one-third of total revenues generated by maintenance activity. Our Maintenance, Repair, Overhaul (MRO) activities mainly concern two profit centers: Air France Industries and KLM Engineering and Maintenance (KLM E&M). They maintain the Air France and KLM fleets as well as those of third parties. In a market where outsourced maintenance has been growing for several years, the Group signed numerous aircraft maintenance contracts over the financial year ended March 31, 2007 and maintains the fleets of more than 300 customers, including 150 airlines, representing over 900 aircraft. With total revenues of €2.9 billion, our MRO activities are positioned behind Lufthansa Technik which generated revenues of €3.4 billion in 2006.

We recorded total revenues for maintenance activities of €2,864 million for the financial year ended March 31, 2007, representing an increase of 6.6% compared to the financial year ended March 31, 2006. We recorded third-party revenues for maintenance activities of €977 million for the financial year ended March 31, 2007. This represented an increase of 9.1% as compared to the financial year ended March 31, 2006. Operating income for maintenance activities decreased to €44 million for the financial year ended March 31, 2007 as compared to €54 million for the financial year ended March 31, 2006.

All aircraft are subject to technical reviews and regular maintenance stipulated by manufacturers and the regulations in force in the country in which an aircraft is registered. MRO activities consist of regularly scheduled MRO activities (preventive maintenance) and supplementary MRO activities (curative maintenance) performed on an as-needed basis. Regularly scheduled MRO activities includes line maintenance—whole aircraft inspections undertaken after each flight, and on a daily and weekly basis; light maintenance—systematic, detailed inspections and functional tests undertaken at specified calendar and engine-hour intervals; and heavy maintenance—overhaul of airframe and certain components performed at six to 10-year intervals, depending on the aircraft. The principal activities of the maintenance division are aircraft maintenance (46%), component overhaul (23%) and engine overhaul (32%).

Operational Model

Air France Industries and KLM E&M have deployed an operational model based on a joint growth and investment strategy, a merger of their engineering services sales forces and close cooperation in procurement and supplier policies. Providing a single interface with the market, this business model is being supplemented by the phase-in of shared technical responsibilities for fundamental engineering for the group’s aircraft through the creation of Central Engineering Agencies (CEAs). Product Leadership Agencies (PLAs) have also been established to share technical and economic responsibility for product management applied to engines and components. The new division of responsibilities into “CEA” and “PLA”, which was implemented in 2005 for selected aircraft and engine types, was expanded in 2006 and will continue to develop in the coming year.

This operational model combined with the PLA and CEA-based organization is designed to simplify business operations and create a strong foundation for an aircraft maintenance network with global ambitions. This network will leverage our strengths in engine and component support products, creating a competitive position in the field of heavy aerostructure maintenance.

Engine and Component Services

Component Support Services

Our component support services activities are focused around partnerships with original equipment manufacturers. During the financial year ended March 31, 2007, the number of Boeing 777s supported by means of our partnership with Boeing grew by 30% to reach 115 aircraft. Similarly, KLM E&M, through its EPCOR subsidiary, is positioned in the auxiliary power unit overhaul market for the new generation Boeing 737 NG, Airbus 330/340 and Boeing 777 aircraft, in cooperation with auxiliary power unit manufacturer Honeywell.

We also undertake to deploy our logistics network to ensure a broad geographical presence and proximity to our major customers. During the financial year ended March 31, 2007, we opened a logistics center in Bangkok to support the Nok Air full support contract and in Singapore to cover the South East Asia region. Aero Maintenance Group (AMG), in which Air France acquired a 40% stake in June 2005, acts as a logistics provider for North and South America and boosts our local component repair capabilities. Gangxin group, an equipment repair shop for new generation aircraft located in China, allows us to benefit from this growing market.

We believe that our integrated services and strong inventory are significant drivers of our business. During the financial year ended March 31, 2007, customer satisfaction was reflected by the renewal by Virgin Atlantic of its major A340 support contracts with Air France Industries; the renewal by Air Mauritius of its A340 and A319 contracts with Air France Industries; and the addition of support contracts with Martinair and TNT for Boeing 747-400F.

Engine Support Products

We have also entered into strategic partnerships with engine original equipment manufacturers for engine activity. During the financial year ended Mach 31, 2007, KLM E&M began overhaul operations on the CF6-80 E1 (our A330 engines) and maintenance checks on General Electric’s CFM56-7 engine. Air France Industries has also worked with General Electric on developing its overhaul capability on the GE90 engine and signed two new contracts with third-party clients during the financial year ended March 31, 2007. This partnership includes developing GE90 engine spare parts repair, undertaken by subsidiary CRMA on behalf of the Air France-KLM group and of General Electric.

Workload Exchange Partnerships

We have initiated workload exchange partnerships to shift airframe overhaul work to sub-contractors situated in geographical regions benefiting from competitive labor costs. Such partnerships also contribute to lowering the cost of the group’s own airframe overhaul requirements. During the financial year ended March 31, 2007, partner airlines were TAP, Royal Air Maroc, Malev and Adria Airways for narrow-bodied aircraft and Thai Airways and South African Airways for wide-bodied aircraft.

Other Activities

Our other activities primarily include KLM’s charter business through its subsidiary transavia.com and our catering activity.

KLM Charter Business

KLM operates a charter business through its subsidiary transavia.com.

For the financial year ended March 31, 2007, transavia.com operated a fleet of 28 Boeing 737-700s and -800s from Amsterdam Schiphol, Eindhoven and Rotterdam airports with scheduled flights to more than 25 destinations and charter flights to more than 70 destinations in Europe. For the same period, revenues totaled €584 million, an increase of 14.1% as compared to the financial year ended March 31, 2006 and generated operating income of €35 million.

While air transport remains its core business, transavia.com is positioning itself as an online travel agent for both leisure and business travel. Since 2006, its website has offered holidays with flights operated by transavia.com and accommodation provided by Dutch tour operator partners.

During the financial year ending March 31, 2007, we began an expansion of the transavia.com offering into the French market to meet the needs of medium-haul leisure market and the demand from tour operators for charter flights. The new company, 60% owned by Air France and 40% by transavia, will be based at Orly South. The first flight of the new company took place on May 12, 2007 and the company will, in the coming months, serve Morocco, Tunisia and Greece.

Catering

We provides catering services through Servair (a 97.6% owned subsidiary of Air France) and KLM Catering Services Schiphol B.V. (a 100% owned subsidiary of KLM). Our catering revenues were €739 million for the financial year ended March 31, 2007 as compared with €710 million the previous year. Each of Servair and KLM Catering Services Schiphol B.V. provides a wide range of services tailored to the needs of Air France, KLM and other airlines: food preparation and catering, aircraft resupply, cabin cleaning and service, ramp and baggage services, and airport logistics.

Servair and KLM Catering Services prepare more than 65 million meal-trays per year, of which 44 million are prepared by Servair and 21 million by KLM Catering Services.

To keep pace with the changes in the airline pursers market, Servair launched in 2005 a company action plan called “Winning through Change”, aimed at increasing flexibility, adapting cost structure and improving productivity in its business. The plan targets savings of €27 million over three years. Savings of more than €9 million were achieved in the financial year ended March 31, 2007. In addition, KLM Catering Services launched its “Operational Excellence” plan, aimed at reducing unit costs by 2% a year over the next five years.

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

We also have implemented a rigorous quality control system, which is regularly audited by external organizations, ensuring compliance with standards across the production chain as well as at our suppliers. These efforts were recognized in 2005 by readers of the German magazine “Business Traveler” who gave an award to Air France for its in-flight catering on flights to North and South America. Within Servair, we have implemented a scientific committee which oversees 40 experts in hygiene, microbiology and quality standards who use a certified laboratory to carry out 50,000 analytical tests per year. As a result of this quality control system, Air France became the first airline in the world to obtain ISO 22000 certification for the safety of its inflight catering.

Principal Raw Materials Suppliers

The principal raw material we use in our business is fuel. Air France obtains fuel from approximately 60 oil companies or retailers, with seven large international oil companies providing approximately 80% of its supplies. KLM obtains fuel pursuant to various local fuel supply contracts. The prices of fuel set forth in these contracts fluctuate with market indicators and are subject to periodic adjustment. Air France and KLM each pay for approximately 100% of their jet fuel in dollars.

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

Competition

The global move towards deregulation in the airline sector and the profound impact of the internet revolution has resulted in increased competition in the airline sector. In addition to competition between the major European airlines in all their areas of activity, new forms of competition have emerged and continue to develop.

In the long-haul market, airlines are now confronted with the emergence of increasingly aggressive competition from local operators in most geographical areas including the rapid and ambitious development of Middle Eastern airlines, the emergence of new Chinese and Indian airlines with growing international ambitions, and the redeployment of restructured US airlines on transatlantic routes.

In the medium-haul market, low-cost carriers have established strong market positions and continue to grow. While the sector remains characterized by a large number of players (approximately 35 airlines in 2006), two low-cost companies continue to dominate the market, representing, approximately 40% of the low-cost product offering. In 2006, with 28% of their flights on domestic routes and 72% intra-European, low-cost carriers represented approximately 30% of the European market capacity measured in available seat-kilometers. In terms of the five largest European domestic markets, their market share, measured in AS,) varies significantly: 50% in the United Kingdom, 37% in Germany, 10% in Spain, and 5% in France.

Finally, in the French domestic market, air transport faces competition from the high-speed train (TGV) which dominates the market and presents a significant barrier to entry for low-cost airlines. In 2006, the TGV transported an estimated 84 million passengers and continued to claim 80% of the market. Air France, with 20 million passengers, has a market share of 19% and the low-cost airlines have a limited market share of 1% with 1.3 million passengers.

Our competitors in cargo transport are principally Lufthansa, CARGOLUX, Singapore Airlines and Korean Air as well as freight integrators.

The Fleet

The Air France-KLM Fleet

As of March 31, 2007, our fleet consisted of 592 aircraft, including 569 planes in operation. At the same date, we had firm orders for 47 planes and options on 34 aircraft. 275 planes (46% of the fleet) were fully owned, while 133 aircraft (22% of the fleet) were under financial leases and 184 planes (31% of the fleet) were under operating leases.

Fleet Policy

We conduct a pro-active fleet policy whose objective is to ensure a fleet scaled in line with needs, technological consistency and to limit the impact of our activity on the environment.

Our fleet policy is established according to the following principles:

•	To meet the need for fleet renewal and expansion;

•	To remain compatible with our financial capacity;

•	To preserve the asset value of our fleet over the medium- and long-term; and

•	To retain a sufficient level of flexibility in our fleet plan.

The analysis of needs, whether in terms of renewal or expansion of the fleet, is based on the age curve of aircraft, the availability of replacement aircraft as well as the growth outlook in each market segment. Following this analysis, we develop a target plan in line with our forecast financial capacity.

To preserve the fleet’s asset value, the choice of aircraft is based on models offering long-term operating potential and a potentially high residual value. In addition, we favor aircraft specifications as close as possible to industry standards to facilitate their eventual replacement.

Our pro-active fleet management has resulted in synergies across the group. Approximately €3 million of synergies were achieved over the financial year ended March 31, 2007, resulting in total synergies achieved since the business combination of approximately €8 million. These synergies result from a joint approach to suppliers as well as from the transfer of aircraft between subsidiaries.

Optimizing Flexibility

Flexibility in the management of the fleet is an important optimization tool in a sector subject to considerable and rapid change. This flexibility, achieved either through contract clauses or operating leases, allows capacity to be adjusted in line with traffic demand. In our contracts, within the limits of contractual notice periods, we provide for the adjustment of delivery schedules and/or a change in the model delivered within a family of aircraft. We finance approximately one third of our fleet under operating leases. This policy, implemented progressively, has provided us flexibility on approximately 5% of our capacity in returning aircraft or extending contract periods.

Over the next four financial years, the fleet plan measured in numbers of seats can be scaled up or down according to need. In summer 2011 as compared to summer 2007, the number of seats in the long-haul fleet may be increased by 21% to support growth or may be decreased by 3% in the event of a slowdown in traffic. For the medium-haul fleet, we are able to increase or decrease the number of seats by 12%, over the same period.

Measures to Protect the Environment

Air France and KLM have decided to accelerate the rationalization of their fleets in replacing two aircraft whose energy efficiency no longer meets the group’s environmental standards. During the financial year ended March 31, 2007, Air France replaced its Boeing B747-300s in its Caribbean and Indian Ocean network with Boeing B777-300ERs, thereby reducing carbon dioxide emissions per aircraft by 21% in 2006 and by an estimated 28% in 2007.

In May 2007, Air France decided to renew its Boeing B747-400s and part of its medium-haul fleet. Further to this decision, 18 B747-400s, comprising 13 passenger and 5 cargo aircraft, will be replaced by 18 B777s for staged delivery between 2007 and 2013. This investment will improve the long-haul fleet’s energy performance, reducing consumption from 4.23 liters per passenger over 100 kilometers to 3.44 liters, a saving of approximately 19%. The replacement of the B747-400s will reduce the carbon dioxide emissions of this sub-fleet by between 23% and 28% compared to 2006 levels by 2012.

It was also decided to renew the Airbus A320 fleet. Air France placed an order for 30 A320-21 new generation aircraft, of which 19 are to replace existing aircraft and 11 to support growth. These new A320-21s will be delivered between 2009 and 2012.

In the financial year ended March 31, 2006, KLM decided to renew its Boeing B767-300ERs with Airbus A330s and Boeing B777-200s. This renewal should be completed by summer 2009.

The Air France Group Fleet

As at March 31, 2007, the Air France group fleet consisted of 405 planes, including 261 in the Air France fleet and 144 in the regional fleet.

The Air France fleet

Air France operates a fleet of 261 aircraft, with 256 in operation, including 149 medium-haul, 99 long-haul and 13 cargo aircraft. The aircraft in the fleet have an average age of 8.8 years, with 6.7 for the long-haul fleet, 9.8 for the medium-haul fleet and 12.8 for the cargo fleet.

During the financial year ended March 31, 2007, 17 aircraft were added to the fleet and 14 were withdrawn. In addition, one Boeing B747-400 passenger aircraft is being converted to carry cargo.

In the medium-haul fleet, 6 Airbus A318s, 2 Airbus A319s, 1 Airbus A320 and 1 Airbus 321were added. The rationalization process in the medium-haul fleet continued, focused on models of the A320 family, ranging from 123 to 206 seats, allowing Air France to benefit from a reduction in operating and maintenance costs due to common technical specifications for flight decks, equipment and engines. It is currently contemplated that the withdrawal of the last Boeing B737-500 will occur in the summer of 2007.

In the long-haul fleet, 3 were withdrawn (1 Airbus A340-300 and 2 Boeing B747-300s) and 6 Boeing B777-300ERs were added. In the cargo fleet, a Boeing B747-400ERF was added.

Investments in flight equipment over the year amounted to €1.3 billion (including advances on orders and ground-based maintenance operations). Of the total Air France fleet of 261 aircraft, 164 are fully owned, 12 are under financial leases and 85 under operating leases. At March 31, 2007, there were firm orders for 22 aircraft and options on 15.

During the financial year ended March 31, 2007, Air France was informed of a further delay in the delivery of the Airbus A380s which has been postponed from February 2008 to April 2009, thus creating a capacity shortfall. However, we have been able to accelerate the delivery of two Boeing B777-300ERs and lease a third, thus enabling our growth plan to proceed as envisaged.

The following table sets forth the Air France fleet as at March 31, 2007 and 2006:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Long-haul fleet
B747-400	9	8	—	1	7	7	16	16	15	16
B747-200/300	4	6	—	—	—	—	4	6	—	4
B777-200/300	25	19	4	4	15	15	44	38	44	37
A340-300	10	10	3	3	6	7	19	20	19	20
A330-200	6	6	1	1	9	9	16	16	16	16

Total Long-haul fleet	54	49	8	9	37	38	99	96	94	93

Cargo Fleet
B747-400 Cargo	2	2	—	—	4	3	6	5	6	5

B747-200 Cargo	6	5	—	1	1	1	7	7	7	7
Total cargo fleet	8	7	—	1	5	4	13	12	13	12

Medium-haul fleet
A321-100/200	11	11	—	—	3	2	14	13	14	13
A320-100/200	52	49	—	3	16	16	68	68	68	66
A319-100	19	20	4	4	22	21	45	45	45	44
A318-200	18	12	—	—	—	—	18	12	18	12
B737-300/500	2	3	—	—	2	9	4	12	4	11

Total Medium-haul fleet	102	95	4	7	43	48	149	150	149	146

Total Air France fleet	164	151	12	17	85	90	261	258	256	251

The Air France regional fleet

The Air France regional division has a fleet of 144 planes with 100 seats or fewer, with 127 aircraft in operation and 17 non-operational, 11 of which are at CityJet and 6 at Régional. This fleet is primarily organized around four aircraft: the Régional Embraer, the Brit Air Bombardier, the Régional and BritAir Fokker (capacity of 79 and 100 seats), and the CityJet BAE.

During the financial year ended March 31, 2007, Brit Air took delivery of one Fokker 100 and transferred one Fokker 100 to CityJet. In addition, CityJet acquired 14 BAE Avro RJ85s in the secondary market to replace its BAE 146 fleet. Régional took delivery of its first two Embraer 190s of a total order of six aircraft and withdrew three Embraer 120ERs and five SAAB 2000s.

The average age of aircraft in the regional operating fleet is 11.3 years, of which 9.4 years for Brit Air, 18.8 years for CityJet and 9.8 years for Régional.

Investments in flight equipment amounted to €150 million for the year. There were firm orders for 11 aircraft with an additional 8 under option at March 31, 2007 of the total fleet of 144 aircraft, 47 were fully owned, 47 were under financial leases and 50 under operating leases.

The following table sets forth the Air France regional fleet as at March 31, 2007 and 2006:

Type of Aircraft	Company owned		Financial leases		Operating leases		Total		In Operation
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Brit Air Fleet
Canadair Jet 700	3	2	9	10	—	—	12	12	12	12
Canadair Jet 100	2	2	11	11	5	6	18	19	18	19
F100-100	5	5	—	—	8	8	13	13	13	13

Total Brit Air fleet	10	9	20	21	13	14	43	44	43	44

Régional fleet
Embraer RJ 145	2	2	17	17	9	9	28	28	28	28
Embraer RJ 135	2	2	3	3	4	4	9	9	9	9
Embraer 190	—	—	—	—	2	—	2	—	2	—
Embraer 120	8	8	—	1	—	2	8	11	8	9
Fokker 100	4	1	—	1	6	7	10	9	9	9
Fokker 70	—	—	5	5	—	—	5	5	5	5
Beach 1900	3	3	1	1	1	1	5	5	—	—
SAAB 2000	—	—	—	—	—	5	—	5	—	5

Total Régional fleet	19	16	26	28	22	28	67	72	61	65

CityJet fleet
BAE 146-200	5	5	1	1	14	13	20	19	20	19
AVRO RJ85	13	—	—	—	1	—	14	—	3	—
Total CityJet fleet	18	5	1	1	15	13	34	19	23	19

Total regional fleet	47	30	47	50	50	55	144	135	127	128

The KLM group fleet

As at March 31, 2007, the KLM group fleet consisted of 187 aircraft, including 132 in the KLM fleet and 55 in the regional fleet.

The KLM fleet

As at March 31, 2007, the KLM fleet consisted of 132 aircraft, of which 131 are in operation with 55 long-haul planes, 74 medium-haul planes and 3 cargo planes. The aircraft in the fleet have an average age of 9.1 years, 8.7 years for the long-haul fleet, 9.8 years for the medium-haul fleet and 3.7 years for the cargo fleet. Investment in aircraft amounted to €0.6 billion for the financial year ended March 31, 2007, including advance payments on orders and ground-based maintenance operations). Of the total fleet of 132 aircraft, 31 are fully owned, 60 under financial lease and 41 under operating lease. At March 31, 2007, there were firm orders on 14 aircraft with options on a further 11 aircraft.

During the financial year ended March 31, 2007, 10 were added to the fleet and 7 were withdrawn. In the medium-haul fleet, two Boeing 737-800 aircraft were added. In the long-haul fleet, three Boeing B777-200ERs and five Airbus A330-200ERs were added and seven Boeing B767-300ERs were withdrawn.

The following table sets forth the KLM fleet as at March 31, 2007 and 2006:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Long-haul fleet
B747-400	11	6	11	16	—	—	22	22	22	22
B777-200	—	—	6	5	8	6	14	11	14	11
A330-200	—	—	6	3	2	—	8	3	8	3
MD 11	2	—	6	8	2	2	10	10	10	10
B767-300	—	—	—	—	1	8	1	8	—	8
Total long-haul fleet	13	6	29	32	13	16	55	54	54	54

Cargo fleet
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3
Total cargo fleet	—	—	3	3	—	—	3	3	3	3

Medium-haul fleet
B737-900	—	—	2	2	3	3	5	5	5	5
B737-800	6	3	20	23	6	4	32	30	32	30
B737-700	—	—	5	5	5	5	10	10	10	10
B737-400	6	6	—	—	7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Total Medium-haul fleet	18	15	28	31	28	26	74	72	74	72

Total KLM fleet	31	21	60	66	41	42	132	129	131	129

The KLM regional fleet

KLM’s regional fleet consists of 55 Fokker aircraft with up to 103 seats, all in operation. The average age of aircraft in operation is 14.2 years.

During the financial year ended March 31, 2007, two Fokker 100s were added to the regional fleet. Investment in aircraft amounted to €6 million for the financial year ended March 31, 2007. Of the total fleet of 55 aircraft, 33 are fully owned, 14 are under financial lease and 8 are under operating lease. At March 31, 2007, there were no firm orders or options outstanding for regional aircraft.

The following table sets forth the KLM regional fleet as at March 31, 2007 and 2006:

Type of Aircraft	Company-owned		Financial leases		Operating leases		Total		In operation
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
KLM Cityhopper fleet
Fokker 70	18	18	3	3	—	—	21	21	21	21
Fokker 50	6	2	—	4	2	2	8	8	8	8

Total KLM Cityhopper fleet	24	20	3	7	2	2	29	29	29	29

KLM Cityhopper UK fleet
Fokker 100	9	7	11	11	—	—	20	18	20	18
Fokker 50	—	—	—	—	6	6	6	6	6	6

Total KLM Cityhopper UK fleet	9	7	11	11	6	6	26	24	26	24

Total KLM regional fleet	33	27	14	18	8	8	55	53	55	53

Property

The following table sets forth the breakdown of surface area by business unit of our principle properties in addition to our fleet of aircraft:

Approximate surface area in	Air France group(1)	KLM group	Total
Operations	402,000	202,000	604,000
Cargo	339,000	93,000	432,000
Maintenance	658,000	179,000	837,000
Support	656,000	113,000	769,000
Total	2,055,000	587,000	2,642,000

(1)	In mainland France.

During the financial year ended March 31, 2007, Air France restored a 14,000 square meter hangar at Le Bourget and an 11,200 square meter warehouse at Aulnay which are now operations. In addition, Air France opened a 3,000 square meter coordination center at Roissy-CDG.

During the financial year ended March 31, 2007, investments in properties were financed as set forth below:

	Air France group(1)	KLM group	Total
Fully owned	41%	89%	54%
Finance lease	13%	—	12%
Operating lease	43%	11%	34%
Total	100%	100%	100%

(1)	In mainland France.

The minimum future payments on operating leases relating to buildings amounted to €1.2 billion at March 31, 2007. For a further description, see Note 33.2 to our consolidated financial statements.

The following table sets forth a description of our principal properties in addition to our fleet of aircraft:

Site	Approximate surface area in square meters	Nature of financing
Air France group
Roissy-Charles de Gaulle airport	841,000	Ownership, finance lease, rental
Orly airport	437,000	Ownership, rental
Toulouse	71,000	Ownership, finance lease
Vilgénis	45,000	Ownership
Le Bourget	44,000	Rental
Montreuil	36,000	Rental
Valbonne	17,000	Ownership
KLM group
Schiphol airport	33,000	Operating lease
Schiphol Centrum	135,000	Ownership
Schiphol Oost	318,000	Ownership, operating lease
Schiphol Rijk	23,000	Ownership, operating lease
Schiphol Noord	22,000	Ownership
Amstelveen	29,000	Ownership
Others	27,000	Operating lease

Our main rental contracts concern the following properties:

Site	Approximate surface area in square meters	Nature of financing
Air France group
Commercial head office, Montreuil	20,000	Commercial lease
Hangar H4 at CDG	35,000	Agreement
Hangar Hbn6 at Orly	45,000	Agreement
KLM group
Schiphol	37,500	Commercial lease

Construction in Progress

The main construction projects currently being undertaken by Air France include:

•	the 26,000 square meter A380 hangar at Roissy-Charles de Gaulle, representing an investment of approximately €47 million with completion expected in spring 2008;

•	the construction of the 16,500 square meter maintenance center at the Roissy-CDG, representing an investment of approximately €27 million with completion expected in June 2007;

•	the development of the 15,000 square meter satellite 3 at Terminal 2 of Roissy-CDG, representing an investment of approximately €24 million with completion expected in June 2007; and

•	the rehabilitation of the 14,000 square meter Orly Sud head office, representing an investment of approximately €22 million with completion expected in late 2008.

The KLM group currently has no outstanding commitments to large-scale investment projects.

Air France Properties

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

In addition, KLM maintains and operates facilities at Amsterdam Schiphol for the servicing, overhauling and repair of aircraft, engines, parts and accessories. These facilities include hangars, engine, communications and other workshops, engine test cells and warehousing facilities. KLM houses its operations, engineering and purchasing personnel at Schiphol airport. All of these engineering and maintenance facilities are either leased or constructed on leased land. The land leases typically have a term varying from 25 to 75 years.

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

During the financial year ended March 31, 2007, Air France introduced an OSYRIS (Operational System for Reporting on Sustainability) sustainable development reporting tool intended to enable the assembly and consolidation of environmental data in all Air France departments and subsidiaries together with consolidated data for the KLM group. The OSYRIS tool, currently limited to ground operations, will enable environmental performance to be monitored and objectives to be set.

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

The Orly (engineering and maintenance department) and Le Bourget sites of Air France Industry are already ISO 14001 certified. Air France Industries has decided to respect ISO 14001 principles through a single, multi-standard, multi-site certification to cover its entire scope of operations.

In other areas of the business such as Air France Cargo or Operations, the principles of the ISO 14001 standard will continue to be the benchmark guiding the deployment of the environmental program in accordance with the QSE program. A certification program is currently being studied within these departments.

Air France Industries’ CRMA subsidiary has been ISO 14001 certified since 1999. Servair (catering) has obtained ISO 14001 certification during the financial year ended March 31, 2007 for its cleaning centers in the Paris area.

KLM is ISO 14001 and EMAS certified. ISO 14001 has been recently revised and KLM is required to integrate these changes in its management system. The revised standards require a more thorough evaluation of all areas in which the company may have an impact. KLM is currently undergoing a review to determine if it needs to develop its current policy on supply chain management beyond the purchasing procedures.

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

During the financial year ended March 31, 2007, Air France Cargo, Air France Operations, Air France Industries and Servair deployed a procedure to verify the environmental score of its facilities. Numerous site audits were carried out to ensure the classification of the sites with regard to the regulatory thresholds.

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

Repairing environmental damage

We are liable for the noise tax at Amsterdam Schiphol and France’s ten main airports.

In 2006, Air France paid €0.3 million in noise fines in respect of calendar year 2005, mostly for infringement of Roissy airport regulations to prevent noise pollution. Air France also paid €16.4 million of noise tax for its operations in mainland France. The proceeds of this tax are used to ensure that local residents are properly sound-proofed.

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

Air France continues the clean-up of the Air France Industry Montaudran site, which has been vacated after more than five decades of maintenance activity. In conjunction with the Toulouse DRIRE (Regional Industry, Research and Environmental Agency), Air France carried out preliminary studies and is financing soil rehabilitation work. During the financial year ended March 31, 2005, Air France carried out studies on pollution identified on the northern part of the maintenance site and the possible related risks. The overall clean-up program, describing the technical solutions to deal with the problems identified, was presented to the DRIRE in April 2005. In parallel, the water table is being continually monitored in the southern area of the site. The measured content of the main pollutants is, to date, below regulatory thresholds. The second phase in the rehabilitation and clean-up of the Montaudran industrial site is underway and is expected to be concluded by the end of 2007.

In addition, Air France Industries paid €45,000 in tax for pollutive activities.

KLM publishes annually on the internet (www.klm.com/sustainability) an overview of its environmental costs. For the financial year ended March 31, 2007, KLM paid €22.4 million in noise taxes for sound proofing and compensation for loss of value in properties around Schiphol airport. Dutch noise regulations result in altered landing and take-off procedures and in circumnavigation to avoid densely populated areas. KLM estimates that, during the financial year ended March 31, 2007, the cost of implementing these new procedures amounted to €10 million. Expenditure to ensure environmental sound waste disposal, waste water treatment and cleaning processes amounted to €2.3 million and approximately €3.2 million was spent on external environmental communication and initiatives to encourage staff to use the public transport system.

As we believe we are in compliance with all applicable environmental regulations, no provisions have been recorded in respect of such regulations.

Legal Proceedings

We and our subsidiaries are involved in various disputes, for which we have not necessarily been required to book provisions in our financial statements.

A class action filed against Air France, KLM and several U.S. airlines, by five travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for collusion. An initial ruling was handed down on October 30, 2003 in favor of the airlines. In a ruling announced on December 9, 2004, the Court of Richmond (Virginia) confirmed the decision taken on October 30, 2003. The airlines, including Air France and KLM, have been definitively cleared in this case.

A similar suit was pending in the Federal Court of the Northern District of Ohio at March 31, 2007. Approximately 50 travel agents, which were initially plaintiffs in the case mentioned above, but later withdrew, filed a case on the same grounds (collusion) against Air France, KLM and other European and U.S. airlines. This case was settled in April 2007.

During the calendar years 2000 and early 2001, a number of Servair employees initiated a lawsuit before the French Labor Court seeking payment of back wages. The plaintiffs argued that time spent eating meals in the company cafeteria constituted time during which the employee is under the control of the employer and should thus be compensated as normal working hours. Servair has taken the position that time spent eating meals is an interruption in working hours that is not entitled to remuneration. All judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action is considered to be without merit by Air France-KLM and no provisions have been recorded. After March 31, 2007, discussions have been opened to settle the case on a reasonable basis.

As of February 14, 2006, authorities from the E.U. Commission and the U.S. Department of Justice presented themselves at the offices of Air France and KLM, as well as many other airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the prices of air cargo services. SkyTeam Cargo, a U.S. joint venture in which Air France is a participant, has also been requested to provide information as part of the investigation being conducted by the U.S. Department of Justice. Air France-KLM, as well as Air France and KLM, are cooperating with these investigations, as well as similar investigations being conducted by the Canadian Competition Bureau and the Swiss Competition Commission. Investigations are also being conducted in Brazil and Australia.

As of March 31, 2007, approximately 100 purported class action lawsuits had been filed in various U.S. federal district courts against air cargo operators, including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs generally allege that defendants engaged in a conspiracy to fix the prices of air cargo services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws, although in one of the actions, the plaintiff also alleges that Air France-KLM, Air France, KLM and/or related entities, together with other air carriers, conspired to fix the rates applicable to passenger fares. The actions consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief. These cases have been transferred for consolidation and coordinated pre-trial proceedings before the U.S. District Court for the Eastern District of New York. The consolidated case is currently in the pleading process, with the first consolidated amended complaint filed by the plaintiffs on February 8, 2007. The defendants have filed a letter with the Court indicating various grounds for motions to dismiss the complaint, and following a conference with the Court those motions are scheduled to be filed on July 13, 2007. Air France-KLM and/or related entities, along with numerous other air cargo operators, have also been named as defendants in three lawsuits brought in Canada which also allege participation in a conspiracy to fix prices in the air cargo industry. Air France-KLM, Air France and KLM intend to defend these cases vigorously. At this time, Air France-KLM is unable to predict the outcome of these investigations and litigation or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11, 2001 terrorist attacks. Air France has denied any illegal practice and has immediately filed an appeal against the judge’s decision. As of March 31, 2007, this appeal was still pending before the Paris Court of Appeal.

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

Open Sky Agreements with the United States

Air traffic with the United States has been liberalized by several countries, including France, the Netherlands and a number of other E.U. Member States, by way of bilateral open sky agreements. Discussions arose between the E.U. and its Member States on whether it was lawful for them to enter into these agreements. The European Commission sued some Member States before the European Court of Justice (the ECJ) and the ECJ delivered a judgment on November 5, 2002, stating that Denmark, Sweden, Finland, Belgium, Luxembourg, Austria and Germany had infringed upon the European Community’s powers with respect to the conclusion of certain international agreements that are binding upon the European Community. In addition, these Member States and the United Kingdom were also found to have violated the rules on the right of establishment embodied in Article 43 of the Treaty of Rome by excluding, in their open sky agreements with the U.S., air carriers established in the other Member States but not majority-owned and effectively controlled by nationals of such States from the benefit of national treatment in the host Member State.

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

On March 22, 2007, the European Union Council of Ministers unanimously approved the air transport agreement established on March 2, 2007 between European and the United States. This agreement, which introduces a broad degree of liberalization in air services between the European Union and the United States, was signed on April 30, 2007 and is expected to come into force on March 30, 2008. The agreement will replace the bilateral open sky agreements, signed by the majority of European Union Member States with the United States, certain provisions of which the European Court of Justice had deemed contrary to European Community law. The 2007 air transport agreement thus constitutes the recognition by the European Union’s major aviation partner of the concept of a European Union airline.

A second phase of negotiations should open by June 2008, at the latest, and will address, in particular, a new liberalization of market access, the definition of a new policy of ownership and control of US airlines, environmental issues as well as limitations of access to airport infrastructure.

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

Competition

Relevant E.U. regulations have for several years established the uniform application of the European competition rules (Articles 81 and 82 of the Treaty of Rome) for all airlines operating air transport services within the E.U. as well as the rules concerning the granting of State-aid (Articles 87 and 89 of the E.C. Treaty). The European Commission’s jurisdiction to apply Articles 81 and 82 to air transport services between Community airports and third countries was extended with effect May 1, 2004 and, using these new powers, the Commission is currently reviewing the impact of the SkyTeam alliance on competition. On June 19, 2006, the members of SkyTeam announced that they have received a statement of objections from the Commission. Air France and its partners responded to these objections in October 2006 and discussions with the European Commission are continuing. In the event that the European Commission were to maintain its position, Air France and its partners could be required to make a number of concessions, notably in making slots available to competitor airlines at certain airports.

Passenger rights

Passenger rights in the European Union are defined by regulations established in 2005 which apply to all flights, both scheduled and unscheduled, departing from an airport located in a Member State of the European Union. The regulations established common rules for compensation and assistance if upon refusal or substantial delay in embarkation, flight cancellation, or class downgrading.

If a flight is overbooked, air carriers are encouraged to develop a policy to call for volunteers to take a different flight. If this policy does not prevent boarding refusals, the passengers affected receive compensation, calculated based on the final destination and the delay in terms of the initial arrival time. Compensation may vary from €250 to €600.

In addition, if a flight is delayed for at least five hours, passengers may request reimbursement for their ticket (including for the legs of the trip already completed) if no replacement solution is possible or if they believe that their trip has become pointless.

If a flight is cancelled, the airlines’ obligations are based on their ability to adequately inform their passengers. If the passenger is not adequately informed in due time, the passenger may claim compensation from €250 to €600, based on the final destination and the time period in which he or she was rescheduled.

Finally, a passenger who is seated in a class lower than the reservation class benefits from a partial reimbursement equal to 30%, 50% or 75% based on the destination.

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

Other Regulatory and Legal Issues

Cooperation Agreement with Alitalia

On July 27, 2001, Air France and the Italian air carrier Alitalia entered into a number of cooperation agreements. The agreements pursue the double aim of integrating Alitalia into the worldwide SkyTeam alliance created by Air France, Aéromexico, Delta Air Lines and Korean Air in 2000 (and since expanded to include Aeroflot, Continental Airlines, CSA Czech Airlines, KLM Royal Dutch and Northwest Airlines), and of building a far-reaching, long-term strategic bilateral alliance based on close cooperation between the parties principally on services between France and Italy. The agreements also connect the two airlines’ respective hubs at Roissy-CDG, Rome Fiumicino and Milan Malpensa airports.

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

Allocation of Slots and Boarding Gates

Access to the world’s main international airports is regulated by the allotment of time slots, or in some instances the allotment of boarding gates. The allotment of slots determines the ability of a carrier to land at, or take-off from, an airport at a specified time and date, and access to many European and Asian airports is regulated through slots, including airports in London, Paris, Frankfurt, Milan, Madrid, Amsterdam, Bangkok, Tokyo, Hong Kong and Singapore. In the United States, access to airports is controlled by regulations based on the allotment of boarding gates (e.g., Los Angeles, San Francisco) with the exception of New York’s John F. Kennedy airport and Chicago’s O’Hare airport, to which access is regulated by slots.

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

Aircraft engine emissions, including emission of greenhouse gases, are also regulated by national and international rules. Aircraft engines are required to meet the engine certification standards of Annex 16 of the Chicago Convention. The Kyoto protocol, which entered into force on February 16, 2005, requires industrialized countries that are listed in Annex I to the Chicago Convention to reduce their national emissions of six greenhouse gases, the most relevant to aviation being carbon dioxide (CO2). In anticipation of the possible application of the Kyoto protocol to international aviation through an international or European regulation, Air France and KLM have implemented a fuel conservation plan, which, together with fleet renewal, is intended to reduce jet fuel consumption throughout flight, and to contribute to reducing gaseous emissions. The action plan also provides for instructions concerning taxiing on arrival, and limiting the use of auxiliary power units. In addition, in December 2006, the European Commission decided to include air transportation in the emission trading scheme as of 2011, the details of which have yet to be defined.

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

Air Transport Taxes

Airlines are subject to a certain number of air transport taxes which are divided into air navigation taxes and airport taxes. Air navigation taxes include routing taxes (for over-flights) and terminal taxes (for air navigation within a 20 kilometer radius of a departure or destination airport). Airport taxes include aircraft taxes (in particular landing fees) and passenger taxes. During the financial year ended March 31, 2007, we paid a total of €1.7 billion in landing fees and en route charges.

Solidarity Tax

Since July 1, 2006, passengers have been subject to a solidarity tax when leaving French airports. This tax is collected by the airlines and paid to the French Development Agency to finance assistance for developing countries.

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

IATA	International Air Transport Association. Its membership includes schedule and non-scheduled airlines.

Long-haul flights	intercontinental flights between destinations in Europe, North, Central and South America, the Far East and Australia and the Middle East and Sub-Saharan Africa.

Medium-haul flights	flights between destinations in Europe and North Africa.

Load factors	revenue ton-kilometers expressed as a percentage of available ton-kilometers.

Passenger load factor	revenue passenger-kilometers expressed as a percentage of available seat-kilometers.

Revenue passenger-kilometer (RPK)	one fare paying passenger transported one kilometer; revenue passenger-kilometers are computed by multiplying the number of revenue passengers by the kilometers they are flown.

Revenue ton-kilometer (RTK)	one ton of paid cargo traffic transported one kilometer; revenue ton-kilometers are computed by multiplying metric ton of revenue traffic (passenger, foreign and mail) by the kilometers this traffic is flown.

Slot	authorization given by an airport operator to take off or land at a particular airport during a specified time period.

Summer season	as defined by IATA: typically runs from the last Saturday in March to the last Saturday in October.

Winter season	as defined by IATA: typically runs from the first Sunday after the last Saturday in October to the Friday before the last Saturday in March.

Yield	passenger yield means unit revenue per passenger-kilometer; corresponds to total revenues from scheduled passengers divided by the total number of revenue passenger-kilometer.

Item 4A:	UNRESOLVED STAFF COMMENTS
Not applicable.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements as of and for the financial years ended March 31, 2007, 2006 and 2005, together with the notes thereto included elsewhere in this annual report. The consolidated financial statements are presented in euro and have been prepared in accordance with IFRS as adopted by the E.U.

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

International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States. Note 41 to our consolidated annual financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the financial years ended March 31, 2007, 2006 and 2005.

Air France successfully completed its exchange offer for all the outstanding common shares of KLM on May 3, 2004 and Air France-KLM was created in September 2004. As of the date of this annual report, we hold 97.5% of the economic rights and 49% of the share capital and voting rights in respect of KLM’s common shares. Air France-KLM’s consolidated financial statements for the financial years ended March 31, 2007 and 2006 include the results of operations of KLM for all of each financial year and are not directly comparable to the consolidated financial statements of Air France as of and for the financial year ended March 31, 2005, which include the results of operations of KLM for 11 months.

Accordingly, in order to provide for a more meaningful comparison of our consolidated financial statements, we have prepared unaudited consolidated pro forma financial information for the financial year ended March 31, 2005, which includes the results of our business combination with KLM and the exchange offer as if they had taken place on April 1, 2004. We have published this pro-forma financial information as part of our consolidated financial statements as expressly permitted by our primary French regulator, the Autorité des marchés financiers. The pro forma financial information is included in this annual report for illustrative purposes only and does not necessarily reflect the combined operating results or financial position that we could have recorded on such dates or for such periods. The discussion of the results of operations contained in this “Operating and Financial Review and Prospects” includes a discussion of our published results for the financial year ended March 31, 2007 compared to our results for the financial year ended March 31, 2006, as well as a discussion of our published results for the financial year ended March 31, 2006 compared to pro forma results for the financial year ended March 31, 2005.

Overview

We are one of the largest airline groups in the world and first in Europe in terms of traffic (revenue passenger- kilometers) for the financial year ended March 31, 2007, among the members of the Association of European Airlines (AEA), with an overall market share of 27%.

The combination of Air France and KLM has also created a European and global leader in cargo activities. Excluding integrators (companies devoted exclusively to cargo) we are the largest company in Europe in terms of scheduled freight tons carried as of March 31, 2007, among the members of the AEA. Air France and KLM are also active in the field of aircraft maintenance and are one of the world’s leading suppliers of maintenance services.

Although Air France-KLM continued to operate in a difficult international environment during the financial year ended March 31, 2007, total operating revenues were €23,073 million, an increase of 7.6% from the prior year. In addition to the consequences of the war in Iraq and the SARS epidemic commencing in 2003, the airline industry has been facing a sharp increase in fuel prices since the spring of 2004. However, 2006 was characterized by strong world economic growth of 4.9%. Passenger activity was also dynamic over the same period with an increase of 5.2% in passenger-kilometers enabling a recovery in the air transport sector as a whole, which returned a profit of approximately €13 billion for the 2006 calendar year, despite €111 billion of fuel costs. The price of fuel remained high, averaging $61.1 a barrel for the year compared with $54.5 dollars in 2005. These trends have nevertheless affected Europe, Asia and the United States differently as explained below under “Airline Industry Trends—Geographic Trends”.

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

Maintenance

Maintenance revenues are generated principally by the Air France Industries division and the KLM Engineering & Maintenance division which perform aircraft maintenance for the Air France-KLM group’s two fleets and provide maintenance services to more than 150 third-party clients throughout the world.

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

Airline Industry Trends

Dynamic Passenger Business

The impact of the September 11, 2001 terrorist attacks, the war in Iraq and the outbreak of SARS had a significant negative impact on airline passenger traffic in 2001, 2002 and 2003. Following a recovery in traffic first witnessed in the second half of 2003 and continuing through 2005, 2006 levels of passenger traffic have continued to follow this upward trend with sustained levels of activity accompanied in general by a significant improvement in unit revenues. In December 2006, the International Air Transport Association (IATA) estimated that traffic grew by 5.2% in the first quarter of 2007 compared to the comparable period in 2006.

Increased Fuel Prices

Since spring 2004, the airline industry has faced sharp increases in fuel prices which continue to impact profitability in the sector. However, the strength of the world economy and increased passenger activity led to a return to profitability for the airline sector in 2006, with profits of approximately €13 billion, despite €111 billion of fuel costs. In response to the continuing rise in oil prices, Air France implemented further fuel surcharges during the financial year ended March 31, 2007. At March 31, 2007, the surcharge on Air France flights was €8 on domestic flights, €12 on medium-haul flights and €48 on long-haul flights. At March 31, 2007, the surcharge on KLM flights was €22 on medium-haul flights and €55 on long-haul flights.

Geographic Trends

Recent airline industry trends in the three main geographic zones—Europe, the United States and Asia—have differed significantly. Having recorded close to $35 billion of net losses over the past five years, IATA and the US Air Transport Association forecasts show the US air transport sector returning to profitability in 2007. Faced with the growing structural inadequacy of their medium-haul hub model and the convergence of a number of negative economic factors, US airlines embarked, in 2001, on a restructuring plan which finally seems to be paying off.

Despite the impressive growth of many Asian markets and a 2006 profit estimated by IATA at $1.7 billion, the Asian airlines as a whole have seen their performance halved over the past two years. With a lower level of hedging than their European counterparts, they have been more significantly impacted by the increase in fuel prices. More generally, in a region faced with a shortage of skilled labor (particularly cabin crew), the overall cost structure of Asian airlines is subject to pressure. Additionally, in a competitive passenger environment compounded by the liberalization process underway in the region, Asian airlines have experienced downwards pressure on their unit revenues. Finally, as a substantial portion of the revenues of Asian airlines are generated in the cargo sector, they have been directly impacted by the relative weakness of the sector.

The European airline sector, on the other hand, continues to benefit from a strong economic environment. AEA member airlines posted a traffic increase of 5.2% in 2006 and a capacity increase of 4.4%, resulting in a the load factor gain of 0.5 points to 76.5%, according to the AEA. In 2006, more than 343 million passengers traveled to and from the 49 countries in the AEA region, an increase of 4.5%. According to IATA estimates, European airlines should generate net income of $2.6 billion dollars for 2006, a significant increase over the $1.6 billion reported in 2005. In a context of moderate capacity growth, the three major European airlines, Air France-KLM, British Airways and Lufthansa, have benefited for more than a year from the robustness in traffic, particularly business class, resulting in significant increases in unit revenues. These factors, combined with better fuel hedging than their US and Asian counterparts, means European airlines have reported improved results. However, this economic and traffic environment has been less positive for other scheduled airlines in the region; since their smaller fleets and networks are less attractive to business class customers, they have benefited to a lesser extent from the growth in this traffic.

Effect of the Business Combination between Air France and KLM

Our results for the financial years ended March 31, 2007 and 2006 illustrate the success of the business combination of Air France and KLM, with merger synergies contributing strongly to our results. Our results also validate the implementation of our profitable growth strategy.

Due to the success of the business combination between Air France and KLM, we regularly revise our forecasts of revenue increasing synergies. For the financial year ended March 31, 2007, we achieved synergies from the combination amounting to €96.7 million, including €67.1 million from revenue synergies, and €29.6 million from cost synergies. Since the business combination, total synergies realized in the passenger business have amounted to €342.7 million.

In addition, both Air France and KLM have continued to implement cost-savings measures. The three-year cost savings program at Air France and the KLM restructuring plan ending March 31, 2007 both achieved their objectives of €900 million of savings at Air France and €730 million at KLM. To manage costs more effectively the two airlines have also, for the first time, prepared a new joint three-year cost savings plan. ‘Challenge 10’ launched on April 1, 2007, is targeting a total saving of €1.4 billion, or a unit cost reduction of 3% at the end of the period.

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

Determination of the liability for the costs of providing travel awards includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of March 31, 2007, the liability for outstanding but unissued awards was €128 million (€116 million as of March 31, 2006).

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

We determine our assumed discount rate on the measurement date for each plan. This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France-KLM’s worldwide defined benefit plans was 4.5% at March 31, 2007.

The fair value of Air France-KLM plan assets for total funded plans increased to €13,404 million as of March 31, 2007 from €12,538 million on an actual basis at March 31, 2006. The expected long-term rate of return on plan assets for Air France-KLM’s funded defined benefit plans is based primarily on plan-specific investment studies performed by outside consultants and consideration of recent and historical returns on the assets of each plan. For Euro-zone funded plans, lowering Air France-KLM’s expected long-term rate of return (5.71% as of the March 31, 2007 measurement date) by 25 basis points would increase estimated pension expense for the financial year ended March 31, 2007 by approximately €32 million, including required amortization of actuarial losses.

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

We determined that the smallest level at which assets could be tested were the CGUs corresponding to our operating segments. When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit. Value in use is measured by discounting forecast operating cash flow to be generated by those assets, based on the models that the Group also use in making fleet scheduling decisions. These models use relevant factors for the markets where the assets will operate. Fair values of long lived assets are estimated based on information available under the circumstances, including published information from third party sources, current market conditions, or the value of similar assets.

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

Under IFRS, the amount of tax losses for which no deferred tax asset is recognized in the balance sheet is €300 million as of March 31, 2007 and €355 million as of March 31, 2006.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Scope of Consolidation

Our consolidated income statement includes the income statements of all companies acquired during the year from the date of acquisition. It also includes the income statements of any companies disposed of during the year up to the date of disposal. As of March 31, 2007, the Air France-KLM group comprised 179 companies, of which 149 are fully consolidated and 30 recorded as equity affiliates. For a full list of companies within the scope of consolidation, see Note 40 to our consolidated financial statements for the financial year ended March 31, 2007 included elsewhere in this annual report.

As the exchange offer for KLM common shares closed in May 2004, the Air France-KLM financial statements for the year ended March 31, 2005 include KLM’s results over a period of 11 months (May 2004 to March 2005), whereas the Air France-KLM financial statements for the years ended March 31, 2007 and 2006 include KLM’s results over the entire year. As at March 31, 2007, Air France-KLM holds 97.5% of the common shares of KLM stock.

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

Results of Operations

Comparison of Financial Years Ended March 31, 2007 and March 31, 2006

Total Operating Revenues

The following table sets forth operating revenues by type of activity for the financial years ended March 31, 2007 and March 31, 2006, and the percentage change between the 2007 revenues and the 2006 revenues:

	Year ended March 31,
	2007	2006	Change
	(in € millions, except percentages)
Scheduled passenger	17,341	15,902	9.0%
Other passenger	1,025	1,040	(1.4)%

Total passenger	18,366	16,942	8.4%

Scheduled cargo	2,691	2,673	0.7%
Other cargo	218	209	4.3%

Total cargo	2,909	2,882	0.9%

Maintenance	977	896	9.0%
Other	821	728	12.8%

Total Operating Revenues	23,073	21,448	7.6%

Our total operating revenues for the financial year ended March 31, 2007 increased 7.6% compared to the previous financial year, increasing to €23,073 million from €21,448 million for the financial year ended March 31, 2006. For the financial year ended March 31, 2007, revenues from passenger and cargo operations, which represented 92.2% of our consolidated revenues, increased by 7.3% compared to revenues from passenger and cargo operations for the financial year ended March 31, 2006.

Revenues from passenger operations (79.6% of total operating revenues) increased 8.4% compared to such revenues for the prior period, with a 9.0% increase in scheduled passenger revenues slightly offset by a decrease of 1.4% in other passenger revenues. The increases were principally due to the strong demand for passenger activity leading to an increase in load factor as well as the imposition of fuel surcharges described herein by both Air France and KLM to partially offset the continued increase in fuel prices.

Revenues from cargo operations (12.6% of total operating revenues) increased by 0.9% compared to such revenues for the financial year ended March 31, 2006 with a 0.7% increase in scheduled cargo revenues and a 4.3% increase in other cargo revenues. The increase in total cargo revenues resulted primarily from strong trading activity in the first quarter offset by weakened demand, particularly out of Europe. We were able to limit the impact of the downturn in the economic environment by adjusting our capacity in bringing forward the retirement from the fleet of two Boeing 747-200s, whose energy performance was no longer compatible with our environmental and financial objectives.

Maintenance revenues increased 9.0% compared to such revenues for the financial year ended March 31, 2006 primarily as a result of the general recovery in the airline industry. Other revenues increased by 12.8% compared to such revenues for the prior period due to increases in revenues from catering services and from the KLM charter subsidiary transavia.com.

Passenger Activity

For the reasons discussed above under the heading “—Overview”, operating revenues from passenger activity for the financial year ended March 31, 2007 increased 8.4% compared to such revenues for the prior period, while scheduled passenger revenues increased 9.0% compared to such revenues for the prior period.

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2007 and the change in these operating measures as compared to such operating measures for the previous financial year:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Medium-haul	56,748	5.2%	40,219	6.3%	70.9%	0.8 pts
Long-haul	188,318	4.2%	159,291	5.2%	84.6%	0.8 pts

Total	245,066	4.4%	199,510	5.4%	81.4%	0.8 pts

Capacity during the financial year ended March 31, 2007 increased 4.4% over the prior period. Compared to the financial year ended March 31, 2006, growth in capacity over the long-haul network rose 4.2%, while medium-haul capacity increased by 5.2%.

Passenger activity reported a steady increase over the financial year ended March 31, 2007 with traffic increasing 5.4% from the previous financial year ended March 31, 2006, while capacity increased 4.4%, resulting in an increase in load factor of 0.8 points to 81.4%.

Traffic on the long-haul network reported an increase of 5.2% in passengers carried (22.2 million), as compared to the previous financial year ended March 31, 2006. With an increase of 4.2% in capacity, traffic rose 5.2%, generating an 0.8 point gain in load factor to 84.6%. Long-haul revenue for the financial year ended March 31, 2007 totaled €10.3 billion, an increase of 11.4% over the financial year ended March 31, 2006.

Activity on the medium-haul network also improved for the financial year ended March 31, 2007 compared to the previous year. Traffic increased 6.3% from the previous financial year ended March 31, 2006, while capacity increased 5.2%, generating a 0.8 point gain in load factor to 70.9%. The number of passengers carried increased 4.9% to 51.3 million, as compared to the previous financial year ended March 31, 2006.

The table below shows scheduled passenger revenues by destination and by sales region for the year ended March 31, 2007, and the change in these revenues compared to the year ended March 31, 2006:

	Scheduled Passenger Revenue
	By destination			By area of sale
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Europe and North Africa	7,079	40.8%	5.8%	11,743	67.7%	8.8%
Caribbean, French Guiana and Indian Ocean	1,201	6.9%	3.8%	361	2.1%	0.6%
Africa and Middle East	2,362	13.6%	6.6%	1,097	6.3%	3.0%
Americas, Polynesia	4,013	23.1%	15.7%	2,786	16.1%	13.3%
Asia, New Caledonia	2,686	15.5%	13.3%	1,354	7.8%	10.5%

Total	17,341	100%	9.0%	17,341	100.0%	9.0%

Scheduled passenger revenues by destination and area of sale increased for each region. The weight of the Caribbean and Indian Ocean network has fallen slightly, the health crisis present in the region having led to a 2.7% reduction in capacity and a 2.1% decrease in traffic. A total of 3.1 million passengers used our Caribbean and Indian Ocean network, a decrease of 1.5%.

Our networks in Africa and the Middle East are dedicated to industry travel to oil production and construction sites. The Africa-Middle East network posted increases in traffic of 6.8% and capacity of 6.0%. The load factor increased 78.2%, an increase of 0.6 points. Unlike the financial year ending March 31, 2006, traffic was strong on the African network during the financial year ending March 31, 2007, growing by 7.2%, for a capacity increase of 5.3%. The load factor gained 1.4 points to 79.9%. Activity in the Middle East was marked by conflict. Traffic increased by 5.8% and capacity by 7.8%, leading to a 1.4 point decrease in load factor to 74.4%.

Traffic in North and South America increased by 4.1%, representing strong activity in both North America and South America. As capacity rose 3.6%, the load factor increased 0.5 points to 86.8%. The increase in revenues of 15.7% to €4.0 billion was notwithstanding a negative currency effect linked to the weak dollar.

Asian traffic increased substantially by 9.9% and capacity by 7.9%. The load factor increased 1.5 points to 87% due to the strong economic growth experienced in the area.

These increases, together with a substantial increase in revenues, reflect the strong growth in the economy.

The following table shows a breakdown of total passenger revenues, scheduled passenger revenues, passenger unit revenue per ASK, yield (passenger unit revenue per RPK) unit cost per ASK and operating income for the years ended March 31, 2007 and 2006, and the percentage change between these 2007 figures and 2006 figures:

	Year ended March 31,
	2007	2006	Change
Total passenger revenues (in € millions)	18,366	16,942	8.4%
Scheduled passenger revenues (in € millions)	17,341	15,902	9.0%
Unit revenue per ASK (in € cents)	7.66	6.78	13.0%
Yield (unit revenue per RPK) (in € cents)	8.69	8.40	3.5%
Unit cost per ASK (in € cents)	6.56	6.40	2.5%
Operating income (in € millions)	1,067	686	55.5%

Cargo Activity

Operating revenues from total cargo activity for the financial year ended March 31, 2007 increased to €2.9 billion, an increase of 0.9% compared to the financial year ended March 31, 2006. The increase in revenues from cargo activities was limited due to the downturn in the trading environment experienced in the summer of 2006.

The following table shows cargo capacity, traffic and load factor for the financial year ended March 31, 2007 and the change in these operating measures as compared to the previous financial year.

	Capacity (ATK)		Traffic (RTK)		Load factor (RTK/ATK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Medium-haul	554	1.8%	86	1.2%	15.5%	(0.1)pts
Long-haul	15,936	0.5%	10,900	1.4%	68.4%	0.6pts

During the financial year ended March 31, 2007, cargo activity recorded growth despite the high increase in fuel prices (which were partially offset by fuel surcharges and our hedging policies). Cargo capacity increased 0.6% compared to the financial year ended March 31, 2006, while traffic increased 1.4%. The load factor increased 0.5 points to 66.6%.

The following table shows the geographic mix of our scheduled cargo operating revenue for the financial year ended March 31, 2007 and the percentage change in this mix from the previous financial year:

	Scheduled cargo revenue
	By destination			By sales region
	(in € m)	(in % of total)	(change)	(in € m)	(in % of total)	(change)
Europe and North Africa	71	2.6%	(6.6)%	1,190	44.2%	1.8%
Caribbean and Indian Ocean	194	7.2%	4.3%	36	1.3%	—%
Africa-Middle East	354	13.2%	10.6%	184	6.8%	8.2%
North and Latin America	833	31.0%	0.1%	348	12.9%	3.3%
Asia	1,239	46.0%	(1.6)%	933	34.7%	(2.9)%

Total	2,691	100.0%	0.7%	2,691	100.0%	0.7%

The North and Latin American network represented 33.5% of traffic and 32.8% capacity for the financial year ended March 31, 2007. Traffic on this network decreased 0.6% from the previous financial year ended March 31, 2006, while capacity decreased 3.8%, resulting in an increased load factor of 2.2 points to 68.1%. The Asian network recorded a decline of 1.6 points in the load factor to 71.4% as an increase in traffic of 0.3% was less than the 2.6% increase in capacity. The African and Middle East network, which represented approximately 10% of the cargo group’s activity, saw an increase in traffic of 13.8% and an increase in capacity of 9.0%. The load factor increased 2.6 points to 62.1%. The Caribbean and Indian Ocean network experienced a decrease of 4.9% in capacity and an increase of 3.9% in traffic compared to the financial year ended March 31, 2006. This resulted in a 5 point increase in the load factor to 58.8%.

The following table sets forth total cargo revenue, revenue from scheduled cargo, unit revenue per available ton-kilometer (ATK) of scheduled cargo, unit revenue per revenue ton-kilometer (RTK), unit cost per ATK and operating income of scheduled cargo for the financial year ended March 31, 2007 and the financial year ended March 31, 2006, as well as the percentage change between the 2007 figures and the 2006 figures:

	Year ended March 31,
	2007	2006	Change
Total cargo revenue (in € millions)	2,909	2,882	0.9%
Revenue from scheduled cargo (in € millions)	2,691	2,673	0.7%
Unit revenue per ATK (in € cents)	16.32	16.30	0.1%
Unit revenue per RTK (in € cents)	24.49	24.68	(0.8)%
Unit cost per ATK (in € cents)	15.84	15.07	5.1%
Operating income (in € millions)	62	166	(62.7)%

Maintenance Activity

Total revenues of Air France-KLM’s maintenance activity for the financial year ended March 31, 2007 increased by 6.6% to €2,864 million, supported by the rise in third-party revenues of 9.1% to €977 million. This growth was principally achieved in the flight equipment and engine overhaul activities. The losses recorded by aircraft maintenance operations offset the overall profitability of the maintenance activity with operating income decreasing by 19% to €44 million for the financial year ended March 31, 2007.

Other Activity

Operating revenues for Air France-KLM’s other activities increased 12.8% for the year ended March 31, 2007 compared to the year ended March 31, 2006, to €821 million from €728 million. This increase was primarily due to the strong performance by Transavia.

External Expenses

External expenses for the financial year ended March 31, 2007 increased 8.0% over the previous year, increasing to €13.1 billion from €12.1 billion for the year ended March 31, 2006. The increase in external expenses resulted principally from the increase in fuel costs of 18.7%. Excluding increases due to fuel costs, the increase in external expenses was limited to 3.5%. The following table shows a breakdown of our external expenses for the financial year ended March 31, 2007 and the financial year ended March 31, 2006, as well as the percentage change between the 2007 external expenses and the 2006 external expenses:

	Year ended March 31,
	2007	2006	Change
	(in € millions, except percentages)
Aircraft fuel	4,258	3,588	18.7%
Chartering costs	646	605	6.8%
Aircraft operating leases	600	637	(5.8)%
Landing fees and en route charges	1,705	1,610	5.9%
Catering	419	405	3.5%
Handling charges	1,232	1,203	2.4%
Aircraft maintenance costs	894	777	15.1%
Commercial and distribution costs	1,201	1,232	(2.5)%
Other external expenses	2,145	2,070	3.6%

Total	13,100	12,127	8.0%

Jet Fuel

Jet fuel expenses increased 18.7% for the financial year ended March 31, 2007 as compared to the financial year ended March 31, 2006 to €4,258 million from €3,588 million due principally to the substantial increase in fuel prices. The increase in fuel costs was due to a 2% increase in volume of purchases and a 20% increase in prices and a favorable currency effect of 3%.

Chartering Costs

Aircraft charter costs rose 6.8% to €646 million for the financial year ended March 31, 2007, from €605 million for the previous year.

Aircraft Operating Leases

For the year ended March 31, 2007, aircraft operating lease costs decreased by 5.8% compared to the previous period, decreasing to €600 million from €637 million.

Landing Fees and en Route Charges

Landing fees and en route charges increased 5.9% to €1,705 million for the financial year ended March 31, 2007 from €1,610 million during the previous financial year. This increase principally reflects the increase in traffic and en route charges in the African zone and of landing fees in Africa and France.

Catering

For the financial year ended March 31, 2007, catering expenses increased 3.5% to €419 million compared to €405 million for the year ended March 31, 2006. The increase was mainly due to the increase in the number of passengers carried.

Handling Charges

Handling charges totaled €1,232 million for the financial year ended March 31, 2007, increasing 2.4% from €1,203 million for the year ended March 31, 2006.

Aircraft Maintenance Costs

Aircraft maintenance costs increased by 15.1% for the year ended March 31, 2007, to €894 million from €777 million for the prior year, due to a reclassification of engine lease costs previously included within other external charges and which amounted to €30 million.

Commercial and Distribution Costs

Commercial and distribution costs decreased by 4.5% for the financial year ended March 31, 2007, decreasing to €1,201 million from €1,232 million for the prior year. The decrease in commercial and distribution expenses resulted primarily from the continued decrease in commissions following the transition to zero commission for travel agencies from January 2005 in the Netherlands and from April 2005 in France.

Other External Expenses

Other external expenses increased by 3.6% for the financial year ended March 31, 2007, rising to €2,145 million from €2,070 million for the financial year ended March 31, 2006. The increase in other external expenses resulted mainly from building rents, telecommunication costs, insurance and fees.

Salaries and Related Costs

Salaries and related costs increased by 5.2% for the financial year ended March 31, 2007, rising to €6.69 billion from €6.4 billion for the financial year ended March 31, 2006. The average headcount remained stable at 103,050. Approximately half of this increase was due to social security charges which increased by 12.8% resulting from the change in the unemployment insurance scheme at Air France.

Taxes Other than Income Tax

Taxes and duties, other than income tax, consist principally of the French business tax (taxe professionnelle) and taxes based on employee salaries. The taxe professionnelle is charged by local French authorities to companies and takes into account the rental value of the company’s premises and the value of its fixed assets. Taxes other than income tax increased 15.4% to €263 million for the financial year ended March 31, 2007 compared to €228 million for the financial year ended March 31, 2006.

Depreciation and Amortization

Depreciation and amortization charges increased to €1.79 billion for the financial year ended March 31, 2007 from €1.73 billion for the financial year ended March 31, 2006.

Current Operating Income

Current operating income for the financial year ended March 31, 2007 increased 32.5% to €1.24 million from €936 million for the financial year ended March 31, 2006. Current operating income represented 5.3% of Air France-KLM’s total operating revenues.

Sales of Aircraft Equipment

Air France-KLM recorded a gain on aircraft disposals, net of €13 million for the year ended March 31, 2007 compared to a gain of €2 million during the financial year ended March 31, 2006.

Negative Goodwill

We did not record any negative goodwill for the financial year ended March 31, 2007, compared to €5 million for the prior financial year.

Other Non-Current Income and Expenses

Other non-current expenses amounted to €20 million for the financial year ended March 31, 2007, compared to €512 million other non-current income for the prior financial year. Other non-current expenses for the financial year ended March 31, 2007 corresponded mainly to restructuring costs.

Income from Operating Activities

General

Income from operating activities for the financial year ended March 31, 2007 amounted to €1.23 billion. Income from operating activities for the financial year ended March 31, 2006 was €1.46 billion, including the capital gain of €504 million relating to the public exchange offer for Amadeus shares made by WAM in July 2005.

By Activity

For the financial year ended March 31, 2007, recurring operating income from passenger activity increased 55.5%, rising to €1,067 million, compared to €686 million for the prior financial year. Recurring operating income from cargo activities decreased to €62 million from €166 million for the financial year ended March 31, 2006. Income from current operations for maintenance decreased for the financial year ended March 31, 2007 to €44 million from €54 million for the prior period.

The following is a table showing a breakdown of operating revenues, income from current operations by activity for the years ended March 31, 2007 and 2006:

	Year ended March 31,
	2007		2006
	Operating revenues	Income from current operations	Operating revenues	Income from current operations
	(in € millions)
Passenger	18,366	1,067	16,942	686
Cargo	2,909	62	2,882	166
Maintenance	977	44	896	54
Other	821	67	728	30

Total	23,073	1,240	21,448	936

Restructuring Costs

Restructuring costs for the financial year ended March 31, 2007 amounted to €36 million, compared to €1 million for the previous financial year. This increase is principally due to the termination of the flight engineer position in connection with the expected withdrawal from service of the oldest Boeing B747 cargo aircraft.

Net Cost of Financial Debt

Net cost of financial debt amounted to €140 million for the financial year ended March 31, 2007, a decrease of 37.5% from the €224 million recorded during the previous financial year mainly due to financial income generated by cash management and the reduction in debt. Net interest expense amounted to €407 million for the financial year ended March 31, 2007, an increase of 3.8% from the €392 million recorded during the previous financial year due to the higher interest rates applicable over the period (4.43% for the year ended March 31, 2007 compared to 4.29% for the year ended March 31, 2006). Foreign exchange losses for the financial year ended March 31, 2007 include an unrealized net loss of €3 million, compared to a net gain of €8 million for the year ended March 31, 2006. Additionally, for the financial year ended March 31, 2007, we recognized a financial gain in other financial income of €25 million.

Income Before Tax

Income before tax amounted to €1,118 million for the financial year ended March 31, 2007, a decrease of 6.8% from €1,200 million for the financial year ended March 31, 2006.

Income Tax

For the financial year ended March 31, 2007, we had a total tax charge of €248 million, compared to a tax charge of €256 million for the previous period.

Share of Profit (Losses) of Associates

The share of profit (losses) of associates for the financial year ended March 31, 2007 represented a positive contribution of €17 million, compared with a €23 million negative contribution for the financial year ended March 31, 2006.

Net Income for the Period, Group Share

Net income for the financial year ended March 31, 2007 decreased 2.4%, to €891 million from €913 million for the financial year ended March 31, 2006.

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

Revenues from passenger operations (79.0% of total operating revenues) increased 10.2% for the financial year ended March 31, 2006 on a pro forma basis compared to such revenues for the prior period, with a 10.2% increase in scheduled passenger revenues and an increase of 9.0% in other passenger revenues. The increases were principally due to the strong demand for passenger activity leading to an increase in load factor as well as the imposition of fuel surcharges described herein by both Air France and KLM to partially offset the continued substantial increase in fuel prices.

Revenues from cargo operations (13.4% of total operating revenues) for the financial year ended March 31, 2006 increased by 11.8% on a pro forma basis compared to such revenues for the financial year ended March 31, 2005 with a 12.4% increase in scheduled cargo revenues and a 6.1% increase in other cargo revenues. The increase in total cargo revenues resulted primarily from an improvement in traffic in the second half of the financial year, a robust unit revenue experienced over the entire financial year ended March 31, 2006, the imposition of fuel surcharges.

Maintenance revenues increased 12.1% for the financial year ended March 31, 2006 on a pro forma basis compared to such revenues for the financial year ended March 31, 2005 primarily as a result of the general recovery in the airline industry. Other revenues increased by 2.1% on a pro forma basis compared to such revenues for the prior period due to increases in revenues from catering services and from the KLM charter subsidiary transavia.com. The 2.1% increase reflects 15 months of Servair revenues for the financial year ended March 31, 2005 compared to 12 months of Servair revenues for the financial year ended March 31, 2006.

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

The following table shows passenger capacity, traffic and load factor for the financial year ended March 31, 2006 and the change in these operating measures as compared to such operating measures for the previous financial year on a pro forma basis:

	Capacity (ASK)		Traffic (RPK)		Load factor (RPK/ASK)
	(in millions)	(change)	(in millions)	(change)	(in %)	(change)
Long-haul	180,733	7.4%	151,427	9.3%	83.8%	1.4pts
Medium-haul	53,936	2.5%	37,825	6.2%	70.1%	2.4pts

Total	234,669	6.2%	189,252	8.6%	80.6%	1.8pts

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

Traffic on the long-haul network reported an increase of 9.3% for the financial year ended March 31, 2006 on a pro forma basis in passengers carried (21.1 million), as compared to the previous financial year ended March 31, 2005. With an increase of 7.4% in capacity, traffic rose 9.3%, generating a 1.4 point gain in load factor to 83.8%. Long-haul revenue for the financial year ended March 31, 2006 totaled €9.4 billion, an increase of 13.5% on a pro forma basis over the financial year ended March 31, 2005 despite strong negative currency effects.

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

Scheduled passenger revenues by destination and area of sale increased for each region. The weight of the Caribbean and Indian Ocean network fell by approximately one percentage point, the health crisis present in the region having lead to a 2.8% reduction in capacity and a 1.5% decrease in traffic for the financial year ended March 31, 2006. A total of 3.1 million passengers used our Caribbean and Indian Ocean network, a decrease of 1.5% on a pro forma basis for this period.

Our networks in Africa and the Middle East are dedicated to industry travel to oil production and construction sites. The Africa-Middle East network posted increases in traffic of 9.4% on a pro forma basis and capacity of 10.0% for the financial year ended March 31, 2006. The load factor remained broadly unchanged at 77.6%, a decrease of 0.4 points for this period. Political tensions in a number of African countries during the financial year ended March 31, 2006 meant that traffic growth to Africa of 7.4% on a pro forma basis did not keep pace with the growth of capacity of 9.5%. This lead to a decrease in load factor by 1.6 points to 78.3%. Activity in the Middle East, however, was particularly strong, with an increase in traffic of 14.9% on a pro forma basis and capacity of 11.2%, leading to a 2.5 point increase in load factor to 75.8% for the financial year ended March 31, 2006.

Traffic in North and South America increased by 12% on a pro forma basis, representing strong activity in both North America and South America for the financial year ended March 31, 2006. As capacity rose 11%, the load factor increased 0.8 points to 86.3% for this period. The increase in revenues was notwithstanding a negative currency effect linked to the weak dollar.

Asian traffic increased substantially by 11.9% on a pro forma basis and capacity by 7.0% for the financial year ended March 31, 2006. The load factor increased 3.7 points to 85.2% due to the strong economic growth experienced in the area during this period.

These increases, together with a substantial increase in revenues, reflect the strong growth in the economy experienced during the financial year ended March 31, 2006.

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

During the financial year ended March 31, 2006, cargo activity recorded growth despite the high increase in fuel prices (which were partially offset by fuel surcharges and our hedging policies). Cargo capacity increased 6.5% on a pro forma basis compared to the financial year ended March 31, 2005, while traffic increased 3.5% on a pro forma basis. Cargo activity was affected by the weakness in European exports due to the strength of the euro, which resulted in a fall in the load factor of 1.9 points to 66.1% for this period.

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

The North and Latin American network represented 34% of traffic and capacity for the financial year ended March 31, 2006. Traffic on this network increased 2.8% on a pro forma basis from the previous financial year ended March 31, 2005, while capacity increased 8.8%, resulting in a decreased load factor of 3.9 points to 65.9%. The Asian network recorded a decline of 1.1 points in the load factor to 73.0% for the financial year ended March 31, 2006 as an increase in traffic of 4.6% on a pro forma basis was less than the 6.2% increase in capacity. The African and Middle East network, which represented approximately 10% of the cargo group’s activity for this period, saw an increase in traffic of 4.4% and an increase in capacity of 8.6%. The load factor decreased 2.4 points to 59.5%. The Caribbean and Indian Ocean network remained stable for the financial year ended March 31, 2006, with a decrease of 0.3% in capacity and an increase of 0.7% in traffic compared to the financial year ended March 31, 2005 on a pro forma basis.

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

Unit revenue per available ton-kilometer increased by 5.5% for the financial year ended March 31, 2006 on a pro forma basis, reflecting a favorable currency impact of 1.7%. Unit revenue per revenue ton-kilometer increased 8.5% on a pro forma basis.

Maintenance Activity

Operating revenues of Air France-KLM’s maintenance activity for the financial year ended March 31, 2006 increased 12.1% on a pro forma basis to €896 million. Operating income more than doubled, from €25 million for the financial year ended March 31, 2005 on a pro forma basis to €54 million for the financial year ended March 31, 2006. The increase in revenues resulted primarily from the numerous new contracts entered into during the financial year ended March 31, 2006, as well as the results of the reorganization of maintenance activities.

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

Jet Fuel

Jet fuel expenses increased 31.9% on a pro forma basis for the financial year ended March 31, 2006 as compared to the financial year ended March 31, 2005 to €3,588 million from €2,721 million due principally to the substantial increase in fuel prices. The application of our hedging policies in respect of fuel costs resulted in a gain of €953 million, or 21% of the fuel bill before hedging, for this period. The increase in fuel costs was due to a 4% increase in volume of purchases and a 41% increase in prices during the financial year ended March 31, 2006, which were partially offset by an unfavorable currency effect of 2% and the gain of 15% due to the application of our hedging policies.

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

Landing Fees and en Route Charges

Landing fees and en route charges increased 7.0% on a pro forma basis to €1,610 million for the financial year ended March 31, 2006 from €1,504 million during the previous financial year. This increase principally reflected the payment of landing fees for connecting passengers.

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

Salaries and Related Costs

Salaries and related costs increased by 3.6% for the financial year ended March 31, 2006, rising to €6.4 billion from €6.1 billion for the financial year ended March 31, 2005 on a pro forma basis. Payroll costs increased by 3.3% on a pro forma basis and social security contributions by 3.0% on a pro forma basis for this period. The average number of employees of the Air France-KLM group was broadly unchanged at 102,422 employees compared to the financial year ended March 31, 2005.

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

Charges to operating provisions amounted to €109 million for the financial year ended March 31, 2006 compared to €32 million for the previous financial year on a pro forma basis. This increase was principally a result of the write-back of a provision during the financial year ended March 31, 2005.

Current Operating Income

Current operating income for the financial year ended March 31, 2006 increased 69.3% to €936 million from €553 million for the financial year ended March 31, 2005 on a pro forma basis. Current operating income represented 4.4% of Air France-KLM’s total operating revenues for this period.

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

Other Non-Current Income and Expenses

Other non-current expenses amounted to €512 million for the financial year ended March 31, 2006, compared to €5 million for the prior financial year on a pro forma basis. Other non-current expenses for the financial year ended March 31, 2006 corresponded mainly to the Amadeus transaction.

Income from Operating Activities

General

Income from operating activities for the financial year ended March 31, 2006 amounted to €1.46 billion, including the capital gain of €504 million relating to the public exchange offer for Amadeus shares made by WAM in July 2005. Income from operating activities for the financial year ended March 31, 2005 was €1.9 billion on a pro forma basis, including, the reversal of €1.35 billion of negative goodwill resulting from the acquisition of KLM.

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

The following is a table showing a breakdown of operating revenues, income from current operations and tangible fixed assets by activity for the years ended March 31, 2006 and 2005 (on a pro forma and actual basis):

	Year ended March 31,
	2006		2005 Pro forma		2005 Actual
	Operating revenues	Income from current operations	Operating revenues	Income from current operations	Operating revenues	Income from current operations
	(in € millions)
Passenger	16,942	686	15,379	384	15,033	382
Cargo	2,882	166	2,576	140	2,494	138
Maintenance	896	54	799	25	777	26
Other	728	30	713	4	674	4

Total	21,448	936	19,467	553	18,978	550

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

Net Cost of Financial Debt

Net cost of financial debt amounted to €224 million for the financial year ended March 31, 2006, a decrease of 2.2% from the €229 recorded during the previous financial year on a pro forma basis, which included a non-recurring financial gain of €38 million linked to the unwinding of two financing transactions. Net interest expense amounted to €392 million for the financial year ended March 31, 2006, an increase of 10.1% on a pro forma basis from the €356 million recorded during the previous financial year due to the higher interest rates applicable over the period (4.29% for the year ended March 31, 2006 compared to 3.80% for the year ended

March 31, 2005). Foreign exchange losses for the financial year ended March 31, 2006 include an unrealized net loss of €13 million, compared to a net loss of €4 million for the year ended March 31, 2005 on a pro forma basis. Additionally, for the financial year ended March 31, 2006, we recognized a financial loss in other financial income of €31 million. Other financial income for this period also included a provision for Alitalia shares.

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

As of March 31, 2007, we held €3,497 million in cash and cash equivalents. In addition, Air France’s external sources of funding include a €1 billion syndicated credit facility established in August 2001 and renewed and increased in April 2005 to €1.2 billion for a period of five years with an option to extend to seven years. This facility was extended to six years during the financial year ended March 31, 2006 and, as of the date of this annual report is undrawn. Air France also has a medium-term credit line in the amount of €16 million, of which €15 million was drawn as at March 31, 2007, with maturity dates between April 2007 and March 2011. Air France has additionally €4,358 million in capital leases, other bank loan facilities and bonds. On April 19, 2005, Air France completed an offering of €449,999,989.50 principal amount of 2.75% bonds due April 1, 2020 convertible into and/or exchangeable for new and/or existing shares of Air France-KLM. Air France may have to repay the bonds on April 1, 2012 or on April 1, 2016 if the bondholders exercise their put options. On September 11, 2006, Air France issued €550 million principal amount of 4.75% bonds due January 22, 2014. As of March 31, 2007, €125 million of Air France’s debt was subject to financial covenants, which are limited to coverage of interest expense (adjusted with the operating leases rental expenses) and the ratio of unencumbered assets to unsecured debt. Air France’s €1.2 billion undrawn syndicated credit facility noted above also contains these financial covenants. During the year ended March 31, 2007, Air France respected its debt covenants. Other than as described above, there are no unusual provisions, including, without limitation, those relating to changes in credit rating or ratings outlook (or the inability to achieve changes), in any of our debt, lease or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity or the creation of additional financial obligations to any material extent.

KLM’s external sources of liquidity consist of its five-year €540 million credit facility entered into in August 2005, mortgages secured by aircraft and non-fleet assets, and sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2007, €500 million was outstanding under KLM’s commercial paper program. Currently there are no unusual provisions in any of KLM’s financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent.

We believe that it would be possible to increase liquidity, if necessary, by entering into additional sale and lease-back transactions with respect to unencumbered fully-owned aircraft and additional bank facilities.

Cash Flows

Net Cash Flows from Operating Activities

Net cash flows from operating activities increased 7.3% to €2,850 million for the financial year ended March 31, 2007 from €2,656 million for the financial year ended March 31, 2006. Net cash flows from operating activities increased 29% for the financial year ended March 31, 2006 from €2,054 million for the financial year ended March 31, 2005 on a pro forma basis. The increase in cash flows from operating activities resulted from the strong level of activity within each of our business segments over the financial year.

Net Cash Used in Investing Activities

Cash flows used in investing activities increased 3.1% to €1,863 million for the financial year ended March 31, 2007 from €1,807 million for the financial year ended March 31, 2006. Cash flows used in investing activities increased 48% for the financial year ended March 31, 2006 from €1,222 million for the financial year ended Match 31, 2005 on a pro forma basis. The increase was principally due to purchases of tangible and intangible fixed assets, mainly aircraft.

Net Cash Flows used in Financing Activities

Net cash flows used in financing activities amounted to a net outflow of €465 million for the financial year ended March 31, 2007. For the financial year ended March 31, 2006, net cash flows from financing activities amounted to a net inflow of €208 million. This decrease was principally as a result of an anticipated reimbursement of €409 million in connection with eight aircraft financing contracts.

Net cash flows used in financing activities rose from a net inflow of €53 million for the financial year ended March 31, 2005, on a pro forma basis, to €208 million for the financial year ended March 31, 2006. This increase was principally as a result of an issuance of long-term debt of €552 million and an increase in repayments on financial debt of €434 million. Other repayment of debt amounted to €523 million for the financial year ended March 31, 2006 and new debt amounted to €1,410 million.

Capital Expenditure

Air France-KLM’s total capital expenditures on tangible and intangible fixed assets amounted to €2,378 million for the financial year ended March 31, 2007. For the financial years ended March 31, 2006 and 2005, total capital expenditures amounted to €2,544 million and €2,131 million, on a pro forma basis, respectively. Capital expenditures for the financial years ended March 31, 2007 and 2006 and 2005 principally involved aircraft purchases.

Acquisitions of aircraft and flight equipment in the year ended March 31, 2007 included six Airbus A318s for the Air France medium-haul fleet, six Boeing B777-300ER for the Air France long-haul fleet, two Fokker 100s, two Embraer 120s and thirteen BAE AvroRJ85s for the Air France regional fleet, three Airbus A330s and one Boeing B777-200 for the KLM long-haul fleet and two Fokker 100 for the KLM regional fleet. See “Item 4: Information on the Company—Business of Air France-KLM —The Fleet”.

Air France-KLM funds its capital expenditures through cash flows from the operations, debt, capital leases, and proceeds from the sale of subsidiaries and from the sale of aircraft. Air France-KLM’s commitments for capital expenditures are principally to purchase aircraft under aircraft acquisition agreements. As of March 31, 2007, Air France-KLM’s commitments relating to the purchase of aircraft (in terms of firm orders) were €2,832 million. As of March 31, 2006, Air France-KLM’s commitments relating to the purchase of aircraft (in terms of firm orders) were €3,488 million, and as of March 31, 2005, these commitments were €2,962 million on a pro forma basis. These commitments are denominated in dollars and are converted into euro at the close of each relevant financial year.

Capital Resources

The following table presents the amounts of short-term and long-term debt and capital lease obligations for Air France-KLM at March 31, 2007 and 206 and at March 31, 2005 on a pro forma basis:

	At March 31,
	2007	2006	2005
	(in € millions)
Perpetual subordinated loan securities (TDI)	584	638	670
Bonds	936	382	—
Capital lease obligations	4,574	5,431	5,452
Other long-term loans	2,328	2,528	2,732
Accrued interest not yet due	95	107	79
Bond redemption premium	—	—	—
Long-term debt and capital leases(1)	8,517	9,086	8,933
Borrowings with short-term original maturities
Commercial paper	—	—	—
Short-term bank finance facilities and similar facilities	133	102	262
Short-term debt	133	102	262

Total short- and long-term debt and capital leases	8,650	9,188	9,195

Note:
(1)	Includes long-term debt maturing in less than one year (€1,098 million at March 31, 2007, €1,260 million at March 31, 2006 and €1,044 million at March 31, 2005).

Air France-KLM had commitments relating to mortgaged or secured assets (which relate principally to aircraft mortgages) totaling €5,997 million as of March 31, 2007, €7,572 million as of March 31, 2006 and €7,593 million as of March 31, 2005.

Air France-KLM’s long-term debt and capital lease obligations include obligations with fixed and variable exchange rates. As of March 31, 2007, 28% of such obligations had variable rates after hedging, compared to 35.3% as of March 31, 2006 and 40.0% as of March 31, 2005.

In order to meet its financing needs, Air France and KLM incurred additional indebtedness of €1,240 million for the year ended March 31, 2007 compared to €1,410 million for the year ended March 31, 2006 and €858 million for year ended March 31, 2005 on a pro forma basis. During the financial year ended March 31, 2007, Air France-KLM reimbursed €1,580 million of indebtedness, compared to €1,103 million for the prior period.

The following table shows a breakdown by currency of long-term debt and capital leases taking into account the effects of derivative financial instruments for Air France-KLM at March 31, 2006 and at March 31, 2005:

	At March 31,
	2007	2006	2005
	(in € millions)
Euro (EUR)	7,669	7,938	7,629
U.S. dollar (USD)	659	792	890
Swiss franc (CHF)	268	274	281
Japanese yen (JPY)	1	22	29
Pound Sterling	74	59	100
Other currencies	1	1	4
Cross currency-interest rate swap	(155)	—	—

Total	8,517	9,086	8,933

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of net debt to short- and long-term debt and capital leases for the financial years ended March 31, 2007, 2006 and 2005. Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt and capital leases less deposits on flight equipment under capital lease, cash and cash equivalents and marketable securities with a maturity over three months. We have also provided below a ratio of net debt to stockholders’ equity and minority interests.

We believe that our net debt and ratio of net debt to stockholders’ equity and minority interests are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under IFRS or U.S. GAAP and thus should be evaluated together with other financial ratios calculated in accordance with IFRS or U.S. GAAP and the various components of short- and long-term debt and capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies. The following table shows a breakdown of net debt and stockholders’ equity and minority interests of Air France-KLM at March 31, 2007, 2006 and 2005:

	At March 31,
	2007	2006	2005
	(in € millions)
Short- and long-term debt and capital leases	8,650	9,188	9,195
Deposits on flight equipment under capital leases	(933)	(943)	(928)
Cash and cash equivalents	(3,497)	(2,946)	(2,047)
Marketable securities with a maturity over three months	(533)	(865)	(578)

Net debt	3,687	4,434	5,642
Stockholders’ equity and minority interests	8,412	7,853	6,020

Net debt/stockholders’ equity and minority interests	0.44	0.56	0.94

Off-Balance Sheet Arrangements

During the financial year ended March 31, 2007, Air France-KLM’s warranties, sureties and guarantees corresponded primarily to the guarantee of a maximum of €21.5 million given by Air France-KLM to Amadeus GTD in connection with the sale of Amadeus France SNC and a guarantee provided by Air France to financial institutions in connection with Air Ivoire’s lease agreement of a Airbus A321. During the financial year ended March 31, 2006, Air France-KLM’s warranties, sureties and guarantees corresponded primarily to the guarantee of a maximum of €21.5 million given by Air France-KLM to Amadeus GTD in connection with the sale of Amadeus France SNC. For further information on this sale, see note 4.2 to our consolidated financial statements.

In addition, Air France-KLM has certain operating leases, primarily for aircraft, with total future lease payments of €4,031 million as of March 31, 2007, compared to €3,983 million as of March 31, 2006. Entering into aircraft operating leases allows Air France-KLM to obtain aircraft without immediate cash outflows for the purchase of aircraft.

Contractual Commitments Tables

The following table sets out Air France-KLM’s contractual commitments and payments due by period at March 31, 2007:

	Payment due by period
Contractual	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in € millions)
Long-term debt obligations	8,517	1,098	814	698	734	662	4,511
Of which aircraft capital leases	4,280	632	461	471	504	446	1,766
Of which buildings capital leases	291	24	25	26	26	28	162
Operating leases	4,031	783	685	545	471	377	1,170
Other purchase commitments	73	73	—	—	—	—	—
Flight equipment orders	2,832	870	571	688	416	287	—
Estimated interest payments	2,276	392	345	308	273	238	719
Estimated receipts under interest rate swap agreements	(230)	(39)	(34)	(31)	(28)	(23)	(74)
Planned funding of pension and other post-retirement benefit obligation	4,963	417	437	460	475	505	2,669

Total	22,462	3,594	2,818	2,668	2,341	2,046	8,995

In addition to through our operating cash flows and cash balances as of March 31, 2007, we may finance our contractual commitments, including principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as we did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS as adopted by the European Comission for use in the European Union, which differs in certain significant aspects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP as they relate to us are discussed in Note 42 to our consolidated financial statements. Note 42.1 to our consolidated financial statements contains a reconciliation of net income and stockholders’ equity under IFRS to net income and stockholders’ equity under U.S. GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied U.S. GAAP instead of IFRS. Differences in net income and stockholders’ equity under IFRS and U.S. GAAP primarily result from the accounting of KLM negative goodwill, goodwill amortization, differences in the determination of the value of the fleet (as a result of the use of fair market value as deemed cost under IFRS), stock-based compensation, accounting for leases (including sale-leaseback transactions), accounting for maintenance, restitution costs and derivative instruments and hedging activities. Further information on such differences and adjustments is set forth in the notes to our consolidated financial statements mentioned above.

Net income under U.S. GAAP decreased to €817 million for the financial year ended March 31, 2007 from €1,004 million for the previous period. This corresponds to a 18.6% decrease in net income under U.S. GAAP as compared to a 2.4% decrease in net income under IFRS. This difference in trend is primarily related to the difference in accounting for negative goodwill which differs under IFRS and U.S. GAAP.

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

The impact of this election on the stockholders’ equity at the date of transition to IFRS was negative in an amount of approximately €20 million.

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

This exemption had no impact on stockholders’ equity at the date of transition to IFRS and no material impact on net income for the fiscal year ended March 31, 2007 as no material disposals of foreign operations were accounted for during the fiscal year ended March 31, 2007.

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

New Accounting Pronouncements under IFRS

IFRIC INTERPRETATION 13, Customer Loyalty Programmes (“IFRIC 13”)

IFRIC Interpretation 13 Customer Loyalty Programmes (“IFRIC 13”) addresses accounting by entities that operate or otherwise participate in customer loyalty programmes for their customers. IFRIC 13 applies to sales transactions in which the entities grant their customers award credits that, subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services. The interpretation requires that an entity recognize credits that it awards to customers as a separately identifiable component of revenue, which would be deferred at the date of the initial sale. IFRIC 13 will become mandatory for the Group’s consolidated financial statements beginning April 1, 2009, with earlier application permitted. The Group has not yet determined the potential effect of the interpretation.

Changes in Accounting Principles under U.S. GAAP

Pension and other postretirement plans

Beginning March 31, 2007, under U.S. GAAP, the Group adopted SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) for its pension and postretirement benefit plans. Under U.S. GAAP, the Group must recognize the funded status of benefit plan—measured as the difference between the fair value of plan assets and the benefit obligation—in its statement of financial position.

Prior to March 31, 2007, under U.S. GAAP, the Group accounted for its pension and postretirement benefit plans in accordance with SFAS No. 87 Employers’ Accounting for Pensions (“SFAS 87”) and SFAS No. 106 Employers’ Accounting for Postretirement Benefits (“SFAS 106”). In accordance with those pronouncements, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to SFAS 87, as an intangible asset for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income. The elimination of the additional minimum liability as of March 31, 2007 is included in the first time adoption of SFAS 158.

Qualification of errors

For the fiscal year ending March 31, 2007, the Group adopted SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), with an effective date of April 1, 2006, which represents a change in accounting method for qualification of errors.

The Group has elected to use the one-time transitional provisions, which allow an adjustment to beginning-of-the-year retained earnings for errors that were not previously deemed material when evaluated under the Group’s previous method, the rollover method, but are material under the dual approach stipulated by SAB 108. As a result of the application of SAB 108, the Group booked a cumulative effect adjustment to retained earnings amounting to €54 million. Such adjustment relates to the portion of the valuation allowance for the deferred tax assets for which subsequently recognized tax benefits would be applied to reduce non-current intangible assets under U.S. GAAP and thus, has no impact on the Group’s consolidated financial statements prepared in accordance with IFRS.

New Accounting Pronouncements under U.S. GAAP

Statement of Financial Accounting Standard No. 157, Fair Value Measurement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The Group will be required to adopt SFAS 157 as of April 1, 2008. The Group is currently evaluating the impact of SFAS 157 on the Group’s financial condition, results of operations and cash flows.

Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109

Issued in June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”) clarifies the accounting for uncertainty in income tax recognition in accordance with FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Group’s consolidated financial statements.

EITF Issue No. 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43

In June 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. This issue relates to an employee’s right to a compensated absence under a sabbatical or similar benefit arrangement (a) that require the completion of a minimum service period, (b) in which the benefit does not increase with additional years of service, and (c) in which the employee is not required to perform any duties during the absence. The compensation cost associated with such an arrangement should be accrued over the requisite service period, if the other conditions for recognition in FASB Statement No. 43, Accounting for Compensated Absences are met. This issue should be applied to financial reports for annual reporting periods beginning after December 15, 2006 with early application of this guidance permitted, provided the Group has not issued any financial statements for any period of the earlier fiscal year. Management believes the adoption of EITF 06-2 will not have a significant effect on the Group’s consolidated financial statements.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and current with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to sales, use, value added, and some excise taxes.

The scope of EITF 06-3 excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. Either the presentation of taxes within the scope of EITF 06-3 on a gross or a net basis is an accounting policy decision that should be disclosed under Opinion 22. Furthermore, for taxes reported on a gross basis, a company should disclose the aggregate amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if that amount is significant. The disclosures required under this consensus should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The consensus in this issue should be applied to interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. Management believes the adoption of EITF 06-3 will not have a significant effect on the Group’s consolidated financial statements.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities

FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. An entity shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB Opinion No. 28, Interim Financial Reporting. The guidance in this FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The Group currently uses the direct expense method of accounting for planned major maintenance; therefore, the adoption of FSP AUG AIR-1 should not have any material impact on the Group consolidated financial statements.

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

Board of Directors

As at March 31, 2007, our board of directors consisted of 15 members:

•	10 directors appointed by the general shareholders’ meeting;

•	two representatives of the employee shareholders appointed by the general shareholders’ meeting; and

•	three representatives of the French State appointed by ministerial order.

In January 2007, Giancarlo Cimoli, Chairman and Chief Executive Officer of Alitalia tendered his resignation. This seat on the board of directors was vacant as of March 31, 2007. Bruno Bézard, Director of the French State Holdings Agency, replaced Jean-Louis Girodelle as director representing the French State pursuant to the ministerial order of March 14, 2007.

Directors are appointed for six-year terms.

The table below shows the composition of our board of directors as of the date of this annual report:

Name	Date of Initial Appointment	Term Expires
Members Appointed by General Shareholders’ Meeting

Jean-Cyril Spinetta Chairman of the board of directors and chief executive officer	September 23, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Leo van Wijk Vice chairman of the board of directors and president and chief executive officer of KLM until March 31, 2007	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Patricia Barbizet CEO and director of Artémis	January 3, 2003	General Meeting approving the accounts for the financial year ending March 31, 2010

Frits Bolkestein Member of the supervisory board of De Nederlandsche Bank	November 22, 2005	General Meeting approving the accounts for the financial year ending March 31, 2011

Jean-François Dehecq Chairman of Sanofi-Aventis	January 25, 1995	General Meeting approving the accounts for the financial year ending March 31, 2010

Name	Date of Initial Appointment	Term Expires

Jean-Marc Espalioux Chairman and CEO of Financière Agache Investissement	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010
Pierre-Henri Gourgeon Deputy chief executive officer of Air France-KLM	January 20, 2005	General Meeting approving the accounts for the financial year ending March 31, 2011

Cornelius J.A. van Lede Chairman of the board of directors of INSEAD	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Floris Maljers Chairman of the board of directors of the Rotterdam School of Management	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

Pierre Richard Chairman of the board of directors of Dexia (administrateur délégué)	October 20, 1997	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed by the General Shareholders’ Meeting to Represent Employee Shareholders

Didier Le Chaton Executive appointed to represent flight deck crew employee shareholders	January 26, 2006	General Meeting approving the accounts for the financial year ending March 31, 2010

Christian Magne Executive appointed to represent ground staff and cabin crew employee shareholders	September 14, 2001	General Meeting approving the accounts for the financial year ending March 31, 2010

Members Appointed to Represent the French State

Bruno Bézard Director of the French Treasury Holdings Agency	March 14, 2007	General Meeting approving the accounts for the financial year ending March 31, 2013

Philippe Josse Director of Budget, French Ministry of Economy, Finance and Industry	May 16, 2006	General Meeting approving the accounts for the financial year ending March 31, 2012

Claude Gressier President of the Department of Economic Affairs, Counsel General for Public Works	June 24, 2004	General Meeting approving the accounts for the financial year ending March 31, 2010

The secretary of Air France-KLM is Jean-Marc Bardy, general counsel of Air France.

During the financial year ended March 31, 2007, the Air France-KLM board of directors held eight meetings with an average attendance rate of 87.25% (74.2% during the financial year ended March 31, 2006). Matters dealt with at the meetings included the review and approval of the interim and annual financial statements and the examination of their reconciliation under US GAAP, budget forecasts, remuneration of corporate officers, transposition of the employee bylaws in the collective agreements, growth of the group in emerging countries, development strategy in the leisure segment starting with the French market including the establishment of transavia.com in France, information on the breakdown of the share capital, delay in the A380 program, group organization for phase II of the merger with KLM, group projects with respect to renewable energies and fuel hedging strategy.

The following is a brief biography of each of the members of our board of directors:

Members Appointed by the General Shareholders’ Meeting

Jean-Cyril Spinetta was named chairman of the board of directors and chief executive officer on October 22, 1997. Prior to joining Air France, Mr. Spinetta was with the French Ministry of Education, charged with evaluating employment opportunities in the French educational system. In 1996, Mr. Spinetta was a member of the cabinet of the European Commissioner for Science, Research and Education, and later that year he joined the Inspector’s Office in the French Ministry of Education. In 1994 and 1995, Mr. Spinetta held various positions in the French government, including chargé de mission to the President of the French Republic. From 1990 to 1994, Mr. Spinetta was chairman and chief executive officer of Air France Europe, then known as Air Inter. In addition to his position as chairman of the board and chief executive officer of Air France-KLM, Mr. Spinetta is also chairman and chief executive officer of Air France, a member of the board of directors of Saint-Gobain, Alcatel-Lucent and Unilever, and the permanent representative of Air France on the board of directors of Le Monde Entreprises. Mr. Spinetta is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

Leo van Wijk was elected to the Air France-KLM board of directors in 2004. Mr. Van Wijk is vice chairman of the Air France-KLM board of directors. He is also a member of the board of directors of Northwest Airlines, a member of the advisory board of ABN AMRO Holding and a member of the supervisory boards of Martinair, Aegon N.V., Randstad Holding N.V. and Kennemer Gasthuis. He holds a masters degree in economics.

Patricia Barbizet was elected to the Air France board of directors in 2003. In addition to being a member of the Air France-KLM board of directors, Ms. Barbizet has been chief executive officer and a member of the board of directors of Artémis SA since 1992, as well as member of the supervisory board and chief executive officer of Financière Pinault, Gucci and Yves Saint-Laurent. She is also chairman and member of the board of directors of Christie’s International, member of the board of directors of FNAC, Bouygues, TF1 and vice chairman of the board of directors of Pinault-Printemps-Redoute, the Artémis permanent representative on the board of directors of Sebdo Le Point and L’Agefi, member of the management board of Château Latour, chairman and chief executive officer of Piasa and Chief Executive Officer and Director of Palazzo Grassi. She is a graduate of the Ecole Supérieure de Commerce de Paris.

Frits Bolkestein was elected to the Air France-KLM board of directors in 2005. In addition to being a member of the Air France-KLM board of directors, Mr. Bolkestein is a member of the supervisory board of De Nederlandsche Bank. Mr. Bolkestein was also a member of the European Parliament from 1999 to 2004.

Jean-François Dehecq was elected to the Air France board of directors in 1995. In addition to being a member of the Air France-KLM board of directors, Mr. Dehecq is chairman of the board of directors of Sanofi-Aventis. He is also chairman and director of Sanofi-Synthelabo Daiichi Pharmaceuticals Co., a director of Société Financière des Laboratoires de Cosmétologie Yves Rocher, director of Veolia Environment, director of the French National Research Agency, Director of International Federation of Pharmaceutical Manufacturers Associations, vice chairman of European Federation of Pharmaceutical Industries and Associations and chairman of the National Association for Technical Research. He is a graduate of the Ecole Nationale des Arts et Métiers.

Jean-Marc Espalioux was elected to the Air France board of directors in 2001. In addition to being a member of the Air France-KLM board of directors, Mr. Espalioux is Director of Veolia Environment, a member of the supervisory board of Groupe Flo and a non-voting director on the supervisory board of the Caisse Nationale des Caisses d’Epargne. He is a graduate of the Institut des Sciences Politiques de Paris and the Ecole Nationale d’Administration.

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

Cornelius J.A. van Lede was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. van Lede is the chairman of the board of directors of INSEAD, as well as chairman of the supervisory board of Heineken, a member of the supervisory board of Philips Electronics and Stork, and a director of Reed Elsevier, Sara Lee Corp and Air Liquide. Mr. van Lede was the former chairman of the board of Akzo Nobel NV.

Floris Maljers was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Maljers is chairman of the board of directors of the Rotterdam School of Management and of Roompot and Recreatie Group as well as a director of Rand Europe. Mr. Maljers is also the retired chairman and CEO of Unilever.

Pierre Richard was elected to the Air France board of directors in 1997. In addition to being a member of the Air France-KLM board of directors, Mr. Richard has been chairman of Dexia since 1999. He is also chairman of the board of directors of Dexia Crédit Local, vice chairman of the board of directors of Dexia Banque Belgium and Dexia Banque Internationale Luxembourg and a member of the board of directors of the European Investment Bank, Le Monde, Generali France and EDF Energies Nouvelles. He is also vice chairman of the French Association of Banks and a member of the executive committee of the French Banking Federation. He is a graduate of the Ecole Polytechnique.

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

Members Appointed to Represent the French State

Bruno Bézard was elected to the Air France-KLM board of directors in 2007. In addition to being a member of the Air France-KLM board of directors, Mr. Bézard is a director of the French Treasury State Holdings Agency, EDF, La Poste, Areva, France Telecom and Thalès. He is a graduate of the Ecole Polytechnique and of the Ecole Nationale d’Administration.

Philippe Josse was elected to the Air France-KLM board of directors in 2006. In addition to being a member of the Air France-KLM board of directors, Mr. Josse is the director of Budget, French Ministry of Economy, Finance and Industry and a director of EDF and the SNCF. He holds a law degree and is a graduate of the Institut des Sciences Politiques de Paris and of the Ecole Nationale d’Administration.

Claude Gressier was elected to the Air France board of directors in 2004. In addition to being a member of the Air France-KLM board of directors, Mr. Gressier is the president of the French Department of Economic Affairs and a member of the board of directors of Autoroutes de France and the SNCF. He attendeed the Institut des Sciences Politiques de Paris, is a graduate of the Ecole Polytechnique and is qualified as a general public works engineer.

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

The audit committee is composed of six board members. The current board members of our audit committee are Pierre Richard as its chairman, Jean-François Dehecq, Bruno Bézard, Floris Maljers, Christian Magne and Didier Le Chaton. The meetings of the audit committee are also attended by the chief financial officer of Air France-KLM, the chief financial officer of KLM, the internal audit directors of each of Air France and KLM and the statutory auditors of Air France-KLM. The statutory auditors attended all meetings of the audit committee held during the financial year ended March 31, 2007. At the request of the chairman of the audit committee, the statutory auditors were able to consult with members of the committee without the presence of the Group’s senior management.

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

During the financial year ended March 31, 2007, the audit committee met five times with an attendance rate of 66% (81.4% during the financial year ended March 31, 2006). At these meetings, the audit committee reviewed the quarterly, half-year and annual financial statements prior to their presentation to the board of directors. It conducted a detailed examination of the statutory auditors’ report on the half-year and annual financial statements.

A special meeting was held during the financial year ended March 31, 2007 dedicated to reviewing the presentation of the financial statements under US GAAP as well as the reconciliation note between the financial statements under IFRS and under US GAAP established for the US 20-F annual report, a number of accounting differences existing between the international and US standards.

During the financial year ended March 31, 2007, the committee focused on internal control procedures, aimed at ensuring that Air France-KLM has the necessary control procedures to reasonably ensure that it is able to collate, process and report the information required to comply with the Sarbanes-Oxley Act and the French Financial Security Law. The committee asked to be provided with information regarding the different stages of the project and the comments of the statutory auditors on these various stages.

The audit committee also reviewed the group’s strategy on fuel hedging, the impact of this hedging on fuel costs and the sensitivity of fuel hedges to oil price fluctuations, the change in the financial situation of the KLM pension funds, the risks associated with the group’s industrial activity including industrial and environmental risk, airworthiness and flight safety as well as the internal audit work undertaken and its results. In addition, the audit committee was informed of developments in the ongoing competition authority investigations into the cargo sector.

Strategy committee

The strategy committee is in charge of reviewing the strategic decisions concerning our activities, changes in the structure of our fleet or subsidiaries, the purchase or sale of aircraft-related or other assets, and the air sub-contracting and alliance policy.

The strategy committee is composed of seven board members. The current members of our strategy committee are Jean-Cyril Spinetta as its chairman, Leo Van Wijk, Patricia Barbizet, Philippe Josse, Claude Gressier, Didier Le Chaton and Christian Magne. The meetings of the strategy committee are also attended by the deputy chief executive officer, the vice president—finance and the secretary of the board of directors of Air France-KLM.

The strategy committee met on November 10, 2006 to review the establishment of transavia.com France, a joint Air France and transavia.com subsidiary, offering low-cost, medium-haul, scheduled and charter flights out of Paris Orly to tourist destinations in Europe and the Mediterranean.

Remuneration committee

The remuneration committee is responsible for formulating proposals as to the level of and modifications to the chairman of the board of directors and chief executive officer’s compensation. The remuneration committee may also be called upon to give an opinion on compensation paid to senior executives as well as on any stock subscription or option plan policy.

The remuneration committee is composed of three board members. The current members of our remuneration committee are Jean-Marc Espalioux as its chairman, Cornelis van Lede and Pierre Richard. The remuneration committee met once during the financial year ended March 31, 2007 and the attendance rate of members at the committee meeting was 100% (100% for the financial year ended March 31, 2006).

For the financial year ended March 31, 2007, the remuneration committee proposed that the fixed portion of the compensation for the chairman and chief executive officer and the deputy chief executive officer, determined at the board of directors meeting of November 23, 2004 in respect of the financial year ended March 31, 2006, remain unchanged.

The remuneration committee also proposed to set, for the financial year ended March 31, 2006, the variable portion of the compensation at 85% of the fixed portion paid to corporate officers. This variable portion was paid during the financial year ended March 31, 2007.

With respect to the variable portion of the compensation of the chairman and chief executive officer and the deputy chief executive officer for the financial year ended March 31, 2007, to be paid during the financial year ended March 31, 2008, the remuneration committee proposed to the board of directors new conditions for determining this amount. The variable compensation, which can amount to 100% of the fixed, comprises quantitative and qualitative elements. The quantitative portion is based on the progression of the group’s operating income. The qualitative portion is based on four criteria (continued construction of the group, furthering the establishment of the new group management team, contribution towards Air France-KLM share price performance, proposal and implementation of the strategy adopted by the board of directors) whose achievement will be assessed by the committee.

Appointments committee

In connection with our privatization, the regulations regarding the nomination of directors and officers and the agreements entered into with KLM, we have an appointments committee composed of three board members. The current members of our appointments committee are Jean-Marc Espalioux as its chairman, Patricia Barbizet and Jean-François Dehecq.

The appointments committee proposes candidates to serve as members of the board of directors, which approves these recommendations and submits them for election to the general shareholders’ meeting of Air France-KLM. The appointments committee also proposes candidates to replace corporate officers, particularly in the event of unforeseen vacancies. Until May 4, 2007, the appointments committee was also appoints the members of the strategic management committee after consulting with the chairman and chief executive officer of Air France for the members that represent Air France and with the KLM supervisory board for the members that represent KLM.

The appointments committee did not meet during the financial year ended March 31, 2007 (once during the financial year ended March 31, 2006 with a 100% attendance rate).

Disclosure Committee

During the financial year ended March 31, 2006, we created a disclosure committee within the meaning of the Sarbanes Oxley Act and SEC recommendations. The disclosure committee is comprised of managers from financial communication, internal control, accounting, management control, internal audit and legal affairs functions. The disclosure committee is supported, in addition, by those responsible for the principal activities of Air France and KLM, who participate whenever necessary in plenary meetings. The disclosure committee reports to the vice president in charge of Air France-KLM finance.

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

During the financial year ended March 31, 2007, the disclosure committee met once to prepare the reference document and the US annual report on Form 20-F for the financial year ended March 31, 2007. Following this meeting, instruction memoranda were sent to the managers of the 14 separate sections in the reference document, who then reviewed the draft sections. The final versions of the documents were reviewed by the disclosure committee.

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

Compensation of Directors and Officers

The general shareholders’ meeting held on June 24, 2004 approved the allocation of €12,000 as fixed compensation and €12,000 as variable compensation to be paid based on board of directors and general shareholders’ meeting attendance. This same meeting approved the allocation of compensation to the directors within a limit of €800,000. Members of our board of directors may also be reimbursed for travel expenses or expenses incurred on behalf of Air France-KLM. Members of the audit, strategy and compensation committees of Air France-KLM may receive a special financial compensation for their membership on such committees. For the financial year ending March 31, 2007, €10,000 has been paid to the chairman of our audit committee, €7,000 to the chairmen of all other committees, €6,000 to each member of our audit committee and €4,000 to each member of all other committees. The individual directors received the following compensation, directly or indirectly, for services in all capacities during the financial years ended March 31, 2007 and 2006:

Directors	2007		2006
	(in €)
Jean-Cyril Spinetta	31,000		24,000
Leo van Wijk	28,000		24,000
Patricia Barbizet	25,333		26,500
Bruno Bézard	1,333	(1)	—
Frits Bolkestein	22,666		7,500
Giancarlo Cimoli	9,333		13,500
Jean-François Dehecq	27,333		26,500
Jean-Marc Espalioux	25,666		29,000
Jean-Louis Girodolle	19,466	(1)(2)	28,500	(1)
Pierre-Henri Gourgeon	24,000		24,000
Claude Gressier	26,666		22,500
Philippe Josse	26,666	(1)	—
Didier Le Chaton	34,000		7,200
Cornelis J.A. van Lede	25,333		23,500
Christian Magne	34,000		30,000
Floris A. Maljers	28,666		27,000
Pierre Richard	38,000		35,000
Directors who left office during the financial year ended March 31, 2006	—		40,500

Total	427,461		389,200

Note:
(1)	Amount paid directly to the French Treasury.
(2)	Resigned in January 2007.

Remuneration of Corporate Officers

Terms of remuneration

In line with the recommendations of the remuneration committee and in respect of their functions within Air France-KLM and in the company Air France, the Board of Directors set the compensation for the Chairman and Chief Executive Officer at the same level as in the financial year ended March 31, 2006, i.e. €750,000 and €550,000 respectively and the target bonus in respect of the financial year ended March 31, 2006 at 85% of their compensation. 50% of bonus compensation is linked to achievements of budget results and the remaining 50% is linked to the achievement of new strategic objectives, including gains in market share and preservation of financial stability.

On January 15, 2004, the Board of Directors decided to set up a separate collective pension scheme for Air France senior executives, including the Chairman and Chief Executive Officer and the Deputy Chief Executive

Officer. This pension scheme aims to guarantee these executives, once they fulfill the particular conditions for eligibility (notably seven years’ service with Air France), an annual pension benefit of between 35% and 40% of their average annual remuneration during the last three years of employment, with the amount capped at 40% of average remuneration during the last three years. (see Note 36.1 to our consolidated financial statements).

No specific severance package is provided in the event of the departure of the Chairman and Chief Executive Officer or the Deputy Chief Executive Officer.

The remuneration of the Chairman and Chief Executive Officer and the Deputy Chief Executive Officer of Air France-KLM is invoiced to Air France, in proportion to the time they dedicate to Air France. This represents 50% for the Chairman and Chief Executive Officer and 70% for the Deputy Chief Executive Officer, following a regulated agreement approved by the Board of Directors on November 23, 2004.

The compensation of the President and Chief Executive Officer of KLM is decided by the KLM Supervisory Board. He also benefits from a pension plan managed in accordance with Dutch law. The company contributed €186,000 to this plan in the financial year ended March 31, 2007 (€177,000 for the financial year ended March 31, 2006).

Remuneration and benefits paid to corporate officers

The Board of Directors awarded Mr. Spinetta and Mr. Gourgeon the full target bonus in respect of the financial year ended March 31, 2006, considering that the target criteria had been achieved.

	Gross remuneration
In euros	Fixed		After shares- for-salary exchange offering(1)		Variable(2)		Directors’ fees(3)		Total
Jean-Cyril Spinetta	750,000		600,240		637,500		31,000		1,268,740
Chairman and Chief Executive Officer	(750,000	)(4)	(612,720	)(4)	(330,000	)(4)	(24,000	)(4)	(966,720	)(4)

Pierre-Henri Gourgeon	550,000		449,200		467,500		24,000		940,700
Deputy Chief Executive Officer	(550,000	)(4)	(457,600	)(4)	(185,000	)(4)	(24,000	)(4)	(666,600	)(4)

Leo van Wijk	675,679		—		467,415		—		1,143,094
President and Chief Executive Officer of KLM	(666,083	)(4)			(429,731	)(4)			(1,095,814	)(4)

Note:
(1)	Mr. Spinetta and Mr. Gourgeon subscribed in April 2005 to the “Air France-KLM shares-for-salary exchange” offering to Air France employees at the time the French State sold part of its shares. They subscribed for 65,240 and 44,769 shares, respectively.
(2)	In respect of the previous year.
(3)	Including directors’ fees paid by Group subsidiaries: Mr. Spinetta does not draw directors’ fees with respect to his attendance at Air France Board meetings. Mr. Gourgeon represents Air France-KLM on the Air France Board and, thus, does not receive directors’ fees. Mr. van Wijk’s directors’ fees are paid directly to KLM.
(4)	Amount paid in respect of the financial year ended March 31, 2005.

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

Share Ownership

As of March 31, 2007, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares. The following table sets forth the share ownership, as of March 31, 2007, of the members of our board of directors, excluding shares held in the Fonds Commun de Placement d’Entreprise (the collective employee shareholding fund), of Air France-KLM shares:

Name	Number of shares held
Jean-Cyril Spinetta	65,240
Leo van Wijk	500
Patricia Barbizet	2,000
Frits Bolkestein	10
Jean-François Dehecq	523
Jean-Marc Espalioux	601
Pierre-Henri Gourgeon	45,688
Cornelis J. A. van Lede	1,000
Floris Maljers	500
Pierre Richard	401
Didier Le Chaton	4,032
Christian Magne	233

Total	120,728

The representatives of the French State on our board of directors are not required to hold shares in Air France-KLM.

Strategic management committee

Pursuant to the terms of the framework agreement, on May 6, 2004, Air France and KLM established a strategic management committee for a period of three years. At the end of this period, the chairman of Air France had the option of retaining the strategic management committee or establishing another management body. The chairman chose to replace the strategic management committee with an executive committee.

The strategic management committee meets every two weeks, alternating between Amsterdam and Paris, to make decisions, particularly with respect to the coordination of the networks and hubs, medium-term budgets and plans, fleet and investment plans as well as alliances and partnerships.

The strategic management committee consists of the following eight members:

•	Jean-Cyril Spinetta, chairman of the board of directors and chief executive officer of Air France-KLM and Air France, as chairman;

•	Leo van Wijk, chairman of the KLM management board;

•	Pierre-Henri Gourgeon, deputy chief executive officer of Air France-KLM and chief operating officer of Air France;

•	Philippe Calavia, executive vice president—finance of Air France-KLM and chief financial officer of Air France;

•	Peter Hartman, member of the KLM management board and chief operating officer of KLM;

•	Bruno Matheu, senior vice president of marketing and network management of Air France;

•	Michael Wisbrun, executive vice president of KLM cargo; and

•	Cees van Woudenberg, director of control and internal audit of Air France-KLM.

The following is a brief biography of each of the members of the strategic management committee:

Jean-Cyril Spinetta. See “—Members Appointed by the General Shareholders’ Meeting” above.

Leo van Wijk. See “—Members Appointed by the General Shareholders’ Meeting” above.

Pierre-Henri Gourgeon. See “—Members Appointed by the General Shareholders’ Meeting” above.

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

The members of the strategic management committee were compensated directly by either Air France or KLM.

Executive Committee

The executive committee will assume its functions after the relevant consultation process with the works councils of both Air France and KLM. As the strategic management committee, it will continue to meet every two weeks, alternating between Amsterdam and Paris, to take the decisions necessary to the group’s proper functioning within the framework of the strategy approved by the board of directors of Air France-KLM. Project leaders have been designated to work on the design and implementation of this new phase in cooperation between Air France and KLM.

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

The weighted average number of employees for the financial year ended March 31, 2007, for Air France-KLM was 103,050, an increase of 0.6% over the previous financial year. The following table gives further details on the employees of Air France-KLM for the financial year ended March 31, 2007.

Air France-KLM
Ground staff	74,329
Cabin crew	20,701
Cockpit crew	8,020

Total	103,050

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

Air France Employment Policy

During the financial year ended March 31, 2007, the total Air France workforce increased 0.8% largely due to a 2% increase in cabin crew. In 2006, Air France recruited 1,994 permanent employees in France. The number of part time employees was 19.0% of the total workforce, compared with 18.0% in 2005. In 2006, Air France spent €37 million on interim staff for airport services, handling, gardiennage, cleaning and certain IT developments.

Air France spent €209 million on training programs during the calendar year ended December 31, 2006, or 8.67% of the payroll, well in excess of French legal obligations. The rate of access to training for personnel reached 94%. The Air France training program was granted ISO 9001 certification in February 2006.

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

Prior to and for a transition period of up to two years after May 6, 2004, the date on which the French State ceased to hold a majority of Air France’s share capital, Air France was subject to a statutory regime applicable to its employees covering such matters as conditions of employment, hiring, promotion, dismissal, remuneration, discipline, transfers, unpaid leave, medical care, union rights and pensions. Air France’s employees are currently subject to collective bargaining agreements and general French labor law rather than a particular statutory regime. The principal effects of this change are:

•

previously, under the statutory regime, Air France employees were entitled to the same unemployment benefits as employees of the private sector, but with benefits paid by Air France and managed by UNEDIC, the French national unemployment insurance system. Currently, Air France is required to pay unemployment insurance premiums directly to UNEDIC, which has assumed responsibility for making payments to Air France employees who are laid off. This change resulted in increased expenses of €150 million per year by Air France. In addition, in May 2004, Air France began paying an estimated €7 million per year in salary guarantee insurance (AGS), which protects employees in the event of an employer bankruptcy;

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

We generally have two years from the date that the French State sells in an employee offering in which to make our compensation payment, although interest will accrue after 90 days. The French State and we may decide that the compensation payment be will made either in cash or by the provision by us of the shares to be transferred to employees (in the place of the French State) or by the transfer by us of our shares to the French State. With respect to the shares-for-salary exchange of February 2005 to Air France employees, we paid the French State a total of €109.7 million in cash.

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

KLM

Under the KLM stock option plan, the 10 beneficiaries of stock options who have exercised the largest number of options during the financial year ended March 31, 2007, represented options to acquire 267,923 shares of Air France-KLM.

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

Since January 1, 1993, Air France’s ground staff have been covered by supplemental pension plans (ARRCO and AGIRC) which are subject to French general law. Previously, ground staff participated in a pension plan created in 1951 that was exclusive to members of Air France’s ground staff (Caisse de Retraite du Personnel au Sol d’Air France or CRAF). On January 1, 1993, ground staff began participating in the ARRCO and AGIRC pension plans. A system of differentials was then put into place in order to guarantee the vested pension rights (up to December 31, 1992) of those already retired under the CRAF and the validation of pension rights for past services under the CRAF regime for those persons still working. This system of differentials was implemented pursuant to an inter-ministerial order of June 1, 1993. The CRAF pays the differential to the beneficiaries without reduction if the beneficiary elects retirement at age 60. The financing of the differential system, which is expected to end in 2060, is guaranteed by (i) the reserve fund of the CRAF (for 50% of the differential) and (ii) an undertaking by Air France (for 50% of the differential, and 100% once the CRAF no longer has any funds). At March 31, 2007, Air France recorded provisions of €289 million for estimated total CRAF pension commitments of €1,021 million, with a market value of plan assets of €690 million.

Since May 2006, Air France has belonged to the general social security regime and has applied the branch agreement of April 13, 2005 which foresees an official retirement age of 65 years and retirement over 60 years as long as the conditions enabling retirement on a full pension are fulfilled.

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

The major foreign employee benefit liabilities of Air France are located in the United States, where Air France currently has two overfunded defined benefit pension plans, in the United Kingdom, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund, and in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments. At March 31, 2007, Air France recorded provisions of €13 million for projected benefit obligations of €244 million, with a market value of plan assets of €206 million.

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

KLM Employment Policy

The main objectives of KLM’s employment policy are to preserve employability and to control costs, based on the principles of flexibility, mobility, safety and participation. The employment market in the Netherlands is beginning to tighten with the risk of a shortage of qualified staff. Thus, KLM is increasing its cooperation with a number of training centers in order to train technical personnel.

Professional mobility, supported by training, enables rapid staff redeployment. Job specifications, employment contracts and working hours are subject to limited change in order to increase flexibility.

Several initiatives were implemented in order to ensure diversity. To promote loyalty to the company, KLM has implemented a permanent training policy in cooperation with employee representatives and external consultants. An online resource centre will be created, making information on best practice and on tools available to management, human resource personnel and employees.

The number of employees with part-time positions in the Netherlands amounted to 30,669 at December 16, 2006, representing 36% of overall employment as in 2005.

KLM offers its employees a wide range of training opportunities, ranging from specific job training to training in a recognized institution. Professional training is increasingly considered to be an ongoing process supporting adaptation during periods of rapid change.

The KLM Academy, an in-house professional training center for KLM managers, has readapted its program to reflect the needs of operational managers who have been promoted. Finally, managers and employees recruited from other companies have access to an intensive Air France-KLM induction program. High potentials are monitored throughout their career and encouraged to develop their abilities in changing jobs. The KLM Academy is working on programs reserved for this group of managers.

In the context of the Air France-KLM combination, a job protection plan was signed with the unions. Under the terms of this agreement, the cooperation between KLM and Air France must not result in any lay-offs in the Netherlands for five years after the date of the combination, subject to the following conditions:

•

The employees concerned must do everything in their power to facilitate their reclassification to an appropriate position. The search for this position will first be within KLM in the Netherlands, but may also be at Air France. Within this framework, employees must be flexible, on the understanding that the type and status of the position and personal situations will be taken into consideration;

•	The employees concerned must undergo reclassification training or any additional training that may be necessary; and

•	If necessary, KLM may use fixed-term and temporary contracts to meet any labor needs.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of our Shares

As of the date of this annual report, our share capital was €2,374,608,510 divided into 279,365,707 fully paid-up shares at a nominal value of €8.50 each. Each outstanding Air France-KLM share is entitled to one vote.

At March 31, 2007, following the exercise of 14,506,029 warrants exchangeable into new or existing Air France-KLM shares (BASA) issued at the time of the exchange offer for KLM stock, 9,982,189 new shares were created. They were admitted for trading on Eurolist as of April 13, 2007.

The following table sets forth, to the best of our knowledge, certain information with respect to the beneficial ownership of Air France-KLM shares and voting rights as of March 31, 2007:

	Number of shares	Percentage of shares	Percentage of voting rights
French State	50,015,397	17.9%	18.0%
Current and former employees	31,588,515	11.3%	11.4%
Public	195,690,206	70.1%	70.6%
Treasury shares	2,071,589	0.7%	—%

Total	279,365,707	100.0%	100.0%

As of March 31, 2007 KLM held 1,318,082 of our public shares.

Pursuant to the obligation for air transport companies to monitor and control their shareholders, we have implemented a procedure for their regular identification. This operation has been carried out every quarter since the French State’s shareholding was reduced in December 2004.

The identifiable bearer shares (TPI) analysis of March 31, 2007 included an analysis of 269,398,500 shares. This figure included 14,982 new shares delivered over the financial year but excluded the 9.9 million new shares created on March 31, 2007 as these shares were delivered at the beginning of April 2007.

The TPI analysis as of March 31, 2007 was carried out on the basis of the following thresholds: intermediaries holding a minimum of 160,000 shares and shareholders holding a minimum of 100 shares. Including registered shares, the holders of 97.3% of the outstanding share capital were identified and 53,386 shareholders listed, of whom 36,575 were individual shareholders.

Based on the TPI analysis of March 31, 2007, restated pursuant to the bylaws that define French nationality, Air France-KLM is more than 50% held by French shareholders and, as a result, the conditions for the exercise of Air France’s traffic rights are met. The conditions for the exercise of KLM’s traffic rights are also met as the majority of KLM’s voting rights are held by foundations subject to Dutch law.

51.4% of Air France-KLM is owned by French shareholders (57% at March 31, 2006) and more than 75% by European institutions as was the case at March 31, 2006. The principal European shareholder countries are the United Kingdom (14%), Germany (4%), Belgium (3%), the Netherlands and Luxembourg (2%). North American institutions hold 24% of the share capital (13.5% at March 31, 2006), of which 5% in ADR form.

On the basis of declarations available at March 31, 2007, the following shareholders hold 0.5% or more of Air France-KLM share capital.

Shareholders	Number of shares	% of share capital	Market value (in €)
AQR Capital	2,743,472	1.0	93,689,569
Barclays	14,795,692	5.5	505,272,882
Citadel	1,606,300	0.6	54,855,145
CNCE	1,387,009	0.5	47,366,357
Deephaven	1,368,300	0.5	46,727,445
DNCA Finance	1,400,842	0.5	47,838,754
Donald Smith & Company	6,883,567	2.5	235,073,813
Tocqueville Finance	1,647,000	0.6	56,245,050
UBS	1,800,438	0.6	61,484,958

As of March 31, 2007, to the best of our knowledge, there are no other shareholders other than those listed above whose beneficial ownership represents 5% or more of our capital or voting rights.

Shares Held in the United States

To the best of our knowledge, as of March 31, 2007, residents in the United States held 62,908,077 of our ordinary shares, including approximately 13.3 million ADSs, representing 24% of our share capital.

Significant Changes

Authorization to increase the capital

The extraordinary shareholders’ meeting of July 12, 2005 authorized the board of directors, for a period of 26 months from the date of the meeting, to issue shares and/or other securities giving immediate or future rights to the Air France-KLM capital as follows:

Nature of the operation	Maximum amount of issue	Balance available at March 31, 2007
Capital increase via the issue of shares or other securities giving rights to the capital with

preferential subscription rights	€500 million	€500 million

without preferential subscription rights	€500 million	€500 million

Capital increase through capitalization of reserves and/or additional paid-in capital	€500 million	€500 million

Capital increase reserved for members of an employee saving scheme	3% of the capital at the time of the issue

Issue of securities giving the right to debt instruments without giving rise to a capital increase	€1 billion	€1 billion

Securities conferring entitlement to shares

Warrants for new or existing shares

In May 2004, 45,093,300 subscription warrants for new or existing shares (BASA) were created to remunerate KLM shareholders, with the following characteristics: three warrants giving their holder the right to acquire or subscribe for two Air France-KLM shares at an exercise price of €20 per share between November 6, 2005 and November 6, 2007.

Further to the payment of dividends from the ‘other reserves’ account in respect of the financial years ended March 31, 2004, 2005 and 2006, and in order to maintain the rights of warrant holders, an adjustment was made in line with the stipulations of the warrant issue contract. The allocation ratio for holders of subscription warrants for new/or existing shares was thus modified to 2.066 Air France-KLM shares at a price of €40 for three warrants. The identical adjustment was also made for the corresponding American Depositary Warrants.

As of March 31, 2007, 30,587,270 warrants conferring entitlement to shares were still outstanding.

Bonds convertible and/or exchangeable into Air France-KLM shares (OCEANEs)

In April 2005, Air France issued 21,951,219 bonds convertible and/or exchangeable at any time into new and/or existing Air France-KLM shares, with a 15-year maturity, for a total amount of €450 million. These bonds have a nominal unit value of €20.50 and mature on April 1, 2020. The annual coupon is 2.75%, paid annually in arrears on April 1. The conversion period for these bonds runs from June 1, 2005 to March 23, 2020.

Further to the payment of dividends from the ‘other reserves’ account in respect of the financial year closed March 31, 2006, and in order to maintain the rights of bond holders, an adjustment was made pursuant to the stipulations of the OCEANE 2.75% 2005-2020 issue contract.

The allocation ratio for holders of bonds convertible or exchangeable into Air France-KLM new or existing shares was thus changed to 1.03 shares for each 2.75% 2005-2020 bond.

At March 31, 2007, no bonds had been converted or exchanged into shares.

Authorization to buy back Air France-KLM’s own shares

The combined ordinary and extraordinary shareholders’ meeting of July 12, 2006 authorized the board of directors, for a period of 18 months, to trade its own shares. The maximum purchase price was set at €30 per share and the minimum sale price at €8.5 per share. Air France-KLM agreed not to acquire more than 5% of its shares. The buyback program was aimed to stimulate trading activity in the secondary market or stock liquidity within the framework of the liquidity agreement signed with Rothschild & Cie Banque, the delivery of these shares to satisfy rights attached to securities, the allocation or sale of shares to our employees or directors and, finally, the retention and future allocation of these shares in an exchange or in payment for an acquisition.

As of March 31, 2007, the Air France-KLM group held 2,060,365 shares within its subsidiaries to satisfy the exercise of the different stock option plans. The book value of the Air France-KLM treasury stock amounted to €30 million at March 31, 2007.

During the financial year ended March 31, 2007 and pursuant to this buyback agreement and the previous agreement, the number of shares purchased amounted to 2,939,107 shares at an average price of €24.64 per share and the number of shares sold amounted to 2,960,154 shares at an average price of €24.79.

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

Relationships with equity affiliates

Transactions with equity affiliates

During the financial year, Air France-KLM executed transactions with equity affiliates. The principal transaction concerned Amadeus GTD (which became WAM Acquisition). For the year ended March 31, 2007, total transactions with Amadeus GTD amounted to a gain of € 69 million compared with € 68 million for the year ended March 31,2006 and € 100 million for the year ended March 31, 2005 and a charge of € 189 million compared with € 177 million for the year ended March 31, 2006 and € 226 million for the year ended March 31, 2005. The Group also conducted business with Martinair, with revenues amounting to € 33 million for the year ended March 31, 2007, € 26 million for the year ended March 31, 2006 and € 60 million for the year ended March 31, 2005. Moreover, the Group contracted Martinair’s services whose total cost amounted to € 28 million for the year ended March 31, 2007, € 35 million for the year ended March 31, 2006 and € 70 million for the year ended March 31, 2005.

During the period, Air France-KLM executed transactions with the other equity affiliates, including Heathrow Cargo Handling, Alpha Airport Plc and Air Chef. Total transactions realized with these equity affiliates were not significant for the periods ended March 31, 2007, 2006 and 2005.

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

Air France has various arrangements with the majority state-owned entity ADP, including, but not limited to, land and property rental arrangements and airport and passenger regulated fee arrangements. In addition, ADP collects landing airport taxes on behalf of the French State. Air France incurred total expenses in connection with these arrangements of €524 million and €500 million for the financial years ended March 31, 2007 and 2006, respectively.

Air France has also entered into arrangements with the French Ministry of Defense to maintain French military aircraft. Net revenues from these arrangements were €125 million and €110 million for the financial years ended March 31, 2007 and 2006, respectively.

As the French civil aviation regulator, the DGAC charges Air France fees for the use of installations and services operated by the French State, including radio communications and meteorological services. Air France incurred total expenses in connection with these installations and services of €106 million and €98 million for the financial years ended March 31, 2007 and 2006, respectively.

Item 8: FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report. Our financial year ends on March 31.

Legal Proceedings

See “Item 4. Information on the Company—Business of Air France-KLM—Legal Proceedings” and Note 35 to the notes to our consolidated financial statements.

Dividend Policy

A dividend of €0.48 is expected to be paid to stockholders in respect of the financial year ended March 31, 2007. The previously existing tax credit mechanism (avoir fiscal) was repealed for dividends paid as from January 1, 2005 and replaced with a limited tax credit that may be claimed under certain circumstances by taxpayers. See “Item 10: Additional Information—Taxation-French Tax Considerations—French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends–Tax Credit”.

Dividends of €0.30, €0.15, €0.05, (€0.075 including the tax credit) and €0.06 (€0.09 including the tax credit) were paid to stockholders in respect of the financial years ended March 31, 2006, 2005, 2004 and 2003, respectively. Future payments of dividends, if any, will depend on our operating results and our investment policy at that time.

Significant Change

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2007.

Item 9: THE OFFER AND LISTING

Market Information

General

The Air France-KLM stock is included in the CAC 40, and in the Euronext 100 and DJ Eurostoxx 300 indices. It is also a component of the sector indices: FTSE Cyclical services, FTSE Transport, FTSE Airlines and Airports. Finally, it figures in four sustainable development indices (ASPI Eurozone, FTSE4Goods, DJSI World 2006 and the DJSI Stoxx 2006), as well as in the IAS French employee shareholding index.

The table below sets forth, for the periods indicated, the reported high and low sales prices per share for Air France-KLM shares on Euronext Paris and for Air France-KLM ADSs on the New York Stock Exchange:

	Euronext Paris price per share(1)		NYSE price per ADS(2)
	High	Low	High	Low
	(€)		($)
Year ended

March 31, 2003	20.77	7.09	—	—

March 31, 2004	17.77	8.17	—	—

March 31, 2005	15.33	11.28	19.81	14.26

March 31, 2006	20.50	11.78	24.49	14.82

March 31, 2007	36.30	15.93	47.40	20.05

Quarter ended

June 30, 2005	14.02	11.98	17.90	14.92

September 30, 2005	14.44	11.78	17.85	14.82

December 31, 2005	18.39	13.61	21.78	16.49

March 31, 2006	20.50	17.45	24.49	21.12

June 30, 2006	20.22	15.93	24.62	20.05

September 30, 2006	23.89	17.01	30.33	21.33

December 31, 2006	33.35	23.60	42.50	30.15

March 31, 2007	36.30	31.11	47.40	39.28

Month ended

December 31, 2006	32.37	29.74	42.50	39.78

January 31, 2007	35.59	31.77	45.70	41.03

February 28, 2007	36.30	31.11	47.40	39.28

March 31, 2007	34.95	31.30	46.40	41.35

April 30, 2007	38.28	33.62	52.12	45.69

May 31, 2007	38.46	33.62	52.17	47.75

June 30, 2007(3)	39.40	33.55	51.81	45.40

Notes:
(1)	Air France shares were first listed on Euronext Paris on February 22, 1999.
(2)	American Depositary Receipts representing Air France ADSs were first listed on the New York Stock Exchange on May 5, 2004.
(3)	On July 6, 2007, the closing price of Air France-KLM shares on Euronext Paris was €33.54 and the closing price of Air France-KLM ADSs on the New York Stock Exchange was $45.75.

Markets

Our shares are listed on Euronext Amsterdam and Euronext Paris. American Depositary Shares representing our shares and American Depositary Warrants representing our warrants are listed on the New York Stock Exchange.

Item 10: ADDITIONAL INFORMATION

General

Air France-KLM is a société anonyme, a form of limited liability company, organized and existing under French law, registered under the number 552 043 002 RCS Bobigny and subject to, among others, the provisions of the French Civil Aviation Code (Code de l’aviation civile) and to French corporate law to the extent it does not conflict with the French Civil Aviation Code. Our financial year begins on April 1 and ends on March 31 of each calendar year.

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

Extraordinary general shareholders’ meetings must be called to seek approval on matters such as the amendment of our articles of association, a change in our name or corporate purpose, increases or decreases in share capital (including waiver of the shareholders’ preferential subscription rights), an extension of our statutory term, mergers and significant divestitures, the creation of a new class of shares, the authorization of the issuance of securities exchangeable or convertible into equity securities, the transformation of Air France-KLM into another corporate form, and the voluntary liquidation of Air France-KLM before the end of its statutory term.

Our general shareholders’ meetings are held at our registered office or at any other location specified in the notice of meeting. The chairman of the board of directors (or, in the chairman’s absence, a director appointed by the chairman specifically for this purpose) chairs the general meetings.

If the board of directors fails to convene any shareholders’ meeting, under certain circumstances our statutory auditors or a court-appointed agent may call the meeting. The court may be requested to appoint such agent by (i) one or several shareholders holding, in the aggregate, at least 5% of our share capital, (ii) any interested party or the works council in an emergency or (iii) a duly qualified association of shareholders holding their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights. The notice calling a general meeting must state the agenda for the meeting and, with the exception of the removal and replacement of directors (which may be discussed at any meeting), no action may be taken at any meeting which was not included on the agenda for such meeting.

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

Notice of Shareholders’ Meetings

French law requires that a preliminary notice of a general shareholders’ meeting (avis de réunion) be published in the Bulletin des Annonces Légales Obligatoires (BALO) at least 35 days before the date set for the meeting. The preliminary notice can first be sent to the Autorité des Marchés Financiers (AMF) with an indication of the date of its publication in the BALO. The AMF also recommends publishing such notice together with the shareholders’ meeting preparatory documents on the company website and that such preliminary notice be published in a newspaper of national circulation in France. Such preliminary notice must include, among other things, the agenda of the meeting, the draft resolutions that are proposed for voting by the shareholders, and information regarding voting by mail. From the date of such publication until 25 days before the general shareholders’ meeting, one or more shareholders holding a specified percentage of shares determined on the basis of a formula relating to capitalization and representing currently, in the aggregate, 0.5% of our share capital, or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding, in the aggregate, at least 1% of our voting rights or our works council may propose additional resolutions on which votes are to be taken at such meeting. At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, a final notice (avis de convocation) must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the date of publication of the notice, and notice of the meeting must also be given by publication in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered, with prior notice to the AMF. The AMF has made the same recommandations as those mentioned for the priliminary notice in respect of the final notice. Such final notice must include, among other things, a description of the type, final agenda, place, date and time of the meeting.

Attendance and Voting Rights

Attendance and exercise of voting rights at both ordinary and extraordinary general shareholders’ meetings are subject to certain conditions. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend, or be represented at, a general meeting or to vote by mail. Under French law, in particular, pursuant to a Decree of December 11, 2006, participation in general meetings in any form whatsoever, shall be subject to registering or recording shares by the third business day preceding the general meeting at 0.00am (paris time), under the conditions provided for by regulations in force. Our articles of association will be amended to reflect these new provisions at the next shareholders’ meeting to be held on July 12, 2007.

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

Quorum and Majority

Under French law and our articles of association, the presence in person (or voting by mail, proxy, video conference or by any other means of telecommunication where the nature and conditions of use comply with regulatory provisions) of shareholders having not less than 20% (in the case of any ordinary general meeting or an extraordinary general meeting deciding upon, among others, any capital increase by incorporation of reserves, profits or share premium) or 25% (in the case of any other extraordinary general meeting) of the shares entitled to vote is necessary for a quorum. If no quorum is present at a meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. When an extraordinary general meeting is reconvened, the presence in person or by proxy (including those voting at a distance) of shareholders having not less than 20% of the shares entitled to vote is required for a quorum (except, among others, when an increase in our share capital is proposed through incorporation of reserves, profits or share premium, in which case the quorum requirements are those applicable to ordinary general meetings). If such a quorum is not present, the reconvened meeting may be postponed for a maximum of two months, but no deliberation may take place without such a quorum.

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

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents, including, among others, our annual report and a summary of the results of the five previous financial years, to any shareholder who so requests. French corporate law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized or granted by us.

Company Results

The board of directors is required to maintain proper accounts of all transactions conducted by us and shall draw up annual financial statements and annual consolidated financial statements, as well as half-year consolidated financial statements and shall provide certain financial information at the end of each financial quarter in compliance with the law, regulations and standards in force.

Distibutable sums

Net profit in each financial year (after deduction for depreciation and reserves) as increased or reduced, as the case may be, by our profit or loss carried forward from prior years, less any contributions to legal reserves, constitutes the distributable profits (bénéfice distribuable) available for distribution to our shareholders as dividends, subject to requirements of French law and with Title VII and other applicable provisions of our articles of association. The shareholders’ meeting can also decide to distribute distributable resources. However, under French law, the dividend shall be taken by priority from the last financial year distributable profits.

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

Approval of Dividends

After approving the accounts and formally noting the existence of a profit available for distribution, the general shareholders’ meeting may resolve to allocate such profit to one or more reserve funds, the assignment and use of controls to carry over this profit to future years, or to distribute it. Any surplus distributed shall be shared among the shareholders in proportion to their equity rights in Air France-KLM. Pursuant to our articles of association, general shareholders’ meetings are empowered to grant any shareholder, for all or part of the dividend paid out, and for interim dividends, a choice between payment of such final or interim dividend in cash or in shares. No distribution may be made to shareholders if the shareholders’ equity would become, as a result of the distribution, less than the amount of the share capital increased by the reserves, the distribution of which is prohibited by law or our articles of association. The methods of payment of dividends are determined by the general shareholders’ meeting or by the board of directors, in the absence of a decision by the shareholders.

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

Increases in Share Capital

Increases in our share capital may be effected by either the issuance of additional securities that give access, immediately or in the future, to a portion of the share capital, the increase of the nominal value of existing shares or the issuance of a new class of shares. Additional shares or a new class of shares may be issued for cash or for assets contributed in kind, upon the conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into Air France-KLM shares previously issued by us, by capitalization of reserves, profits or issuance premiums upon the exercise of stock options, share warrants or other similar securities comprising the right to subscribe for or acquire equity securities, or, subject to certain conditions, in satisfaction of our indebtedness or any combination thereof. As any increase in share capital requires modification of our articles of association, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting, upon the recommendation of the board of directors.

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

The shareholders may delegate the right to carry out any capital increase (other than certain types of contributions in kind) to the board of directors, provided that this increase has been previously authorized by the shareholders. The board of directors may in most cases further sub-delegate this right to our general manager. Each time the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase in cash they must also determine whether or not to proceed with a capital increase reserved for our employees and our subsidiaries or whether to delegate to the board of directors the right to carry out such reserved capital increase.

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

Trading by Air France-KLM in its Own Shares

Under French law, we may not subscribe for our own shares, but may, either directly or through a financial intermediary acting on its behalf, purchase our own shares, among others, (i) to reduce our share capital by canceling such acquired shares under certain circumstances, with shareholder approval at an extraordinary general meeting, (ii) to obtain shares for distribution to employees under a profit-sharing plan or stock option plan and (iii) subject to the drafting of a “descriptif de programme de rachat” which shall include certain specific information and after obtaining approval from the shareholders at an ordinary general meeting, to acquire up to 10% of our share capital in connection with a corporate share repurchase program for a maximum period of 18 months. In the latter case, we may decide (i) to keep the shares acquired, (ii) to sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the approval of the shareholders at an extraordinary meeting, to cancel them, subject to a maximum amount of canceled shares equal to 10% of the outstanding share capital over any 24-month period. In addition, all repurchases are subject to certain limitations, including as to timing, price and quantity, so as not to disrupt the normal trading of the shares.

Under French law, a company may not, directly or through an intermediary acting on his behalf, own more than 10% of its total capital or more than 10% of any class of its outstanding share capital. The shares repurchased by us must be held in registered form and be fully paid up. Such shares are deemed to be outstanding under French law, but are not entitled to dividends (these are carried forward to the next financial year as distributable profits) or voting rights and we may not itself exercise preferential subscription rights attached to them. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares; in the absence of such a decision, the rights attached to shares held by us must be either sold on Euronext Paris before the end of the subscription period or distributed to the other shareholders on a pro rata basis. A direct subsidiary held by more than 10% by a company is generally prohibited by French law from holding shares and, in the event it becomes a holder of shares, such subsidiary must transfer the shares within one year following the date on which it becomes the holder thereof. An indirect subsidiary of a company may only acquire shares if such subsidiary demonstrates a business purpose for holding the shares, but in no event will it be entitled to vote such shares.

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

We may use the procedure of titres au porteur identifiables (TPI) to obtain, at our own expense from Euroclear France, information regarding each of its shareholders, including their name, nationality, address and the number of shares held in bearer form. If, upon reviewing the requested information, we believe that our shares are held for the account of other persons, we may request similar information regarding these other persons either from Euroclear France or directly from each concerned financial intermediary. No information may be requested by or communicated to third parties under the TPI procedure.

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

Furthermore, a 1.1% registration duty (subject to a maximum duty of €4,000 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Requirements Applicable to Shareholdings Exceeding Certain Percentages

Pursuant to Article L.233-7 of the French Commercial Code (Code de commerce), any individual or entity, acting alone or in concert with others, that becomes the owner directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90% or 95% of the outstanding shares or voting rights of Air France-KLM must notify us within five trading days of crossing any such threshold of the number of shares or voting rights and warrants it holds or is entitled to hold and of the number of voting rights attached thereto. Such individual or entity must also notify the AMF within five trading days. The AMF makes such report available to the public. In addition, if such thresholds are reached due to a reduction in the holding, notification according to the conditions above must be given to us and the AMF, respectively.

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

In order to permit holders of shares or intermediaries to give notice as required by law, we have to announce to the market and communicate to the AMF every month the total number of voting and shares if they varied from our last announcement.

Ownership of Shares by Non-French Residents

Under French law, there is no general limitation on the right of non-French residents or non-French companies to own or, where applicable, vote securities of a French company. A non-resident of France, a non-French company or any group of non-French residents or non-French companies acting in concert or any foreign controlled resident must file a déclaration administrative, or administrative notice, with French authorities if such acquisition would result in (i) the acquisition of more than 33.33% of our share capital or voting rights or (ii) the increase above 33.33% of our share capital or of the voting rights, unless such non-French resident, group of non-French residents or non-French company or group of non-French companies already controls more than half of our share capital or voting rights prior to such increase. Under existing administrative rulings, ownership by a French corporation, in which 33.33% or more of the share capital or voting rights is held by a foreign national, of 33.33% or more of a French company’s share capital or voting rights gives rise to an obligation to file a déclaration administrative with the French authorities.

However, because of the regulatory regime applicable to airline carriers, shareholders who are not French citizens could, under certain circumstances, be required to sell all or a portion of their shares within 2 months of the date of the formal request sent by the company if 45% or more of our share capital or voting rights is held, directly or indirectly, by non-French persons. See “—Compulsory Transfer of Shares”.

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

Limitations on the Right to Own, Transfer or Vote Air France-KLM ADSs; Compulsory Transfer of Air France-KLM Shares

The Air France-KLM shares on deposit with the depositary bank and the ADSs are subject to restrictions on ownership as described under “—Form and Holding of Shares—Compulsory Transfer of Shares”. Holders and beneficial owners of ADSs agree to be bound by such restrictions. The depositary bank has agreed to take certain actions in enforcing these restrictions. The depositary bank will forward to the holders of ADSs or to Air France-KLM, as the case may be, communications furnished to it relating to the application of such provisions.

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

The obligation of a holder or other person with an interest in Air France-KLM shares to disclose certain information pursuant to the laws of France and our articles of association also applies to you and any other person with an interest in the ADSs and, in certain circumstances (as described in “—Requirements Applicable to Shareholdings Exceeding Certain Percentages”), to us. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest in Air France-KLM shares as for a holder thereof. By holding ADSs, you acknowledge that we, the depositary bank and the custodian, may take any and all actions contemplated under French law in respect of the Air France-KLM shares represented by your ADSs in the event you fail to observe the disclosure obligations under French law and our articles of association, as described in “—Requirements Applicable to Shareholdings Exceeding Certain Percentages”.

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

Holders of Air France-KLM shares, including shares represented by ADSs, are subject to various notification requirements under our articles of association and French law. Under the French Commercial Code, any individual or entity, acting alone or in concert with others that becomes the owner, directly or indirectly, of more than 5%, 10%, 15% 20%, 25%, 33.3%, 50%, 66.6%, 90% or 95% of our outstanding shares or voting rights must notify us and the French Authority for Financial Markets within five trading days of crossing any of these thresholds. This notification requirement also applies to shareholders when their holding of shares or voting rights falls below any of these thresholds.

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

This discussion is not a complete description of all the tax consequences of the ownership and disposition of Air France-KLM shares or ADSs, or Air France-KLM warrants or ADWs. It is based on the current tax law of the Republic of France as well as the Convention between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to taxes on Income and Capital dated August 31, 1994 (the “Treaty”), all as in effect on the date of this prospectus and all subject to change, possibly with retroactive effect.

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

Taxation of Dividends—Withholding Tax

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

Taxation of Dividends—Tax credit

French individual residents are entitled to a tax credit equal to 50% of the dividend received (the “50% Tax Credit”). The 50% Tax Credit is capped at €230 for married couples and for members of a civil union agreement (pacte civil de solidarité as defined under Article 515-1 of the French Civil Code) who are subject to joint taxation and at €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation and for members of a civil union agreement subject to separate taxation.

Under French domestic law, shareholders who are not resident in France are not eligible for the 50% Tax Credit.

However, under the Treaty, an eligible individual U.S. holder receiving dividends from Air France-KLM should be able to receive a payment from the French Treasury corresponding to the 50% Tax Credit he or she would have been entitled to if he or she had been a resident of France. Investors should note that the French tax authorities have published guidelines confirming the possibility for eligible U.S. holders to receive such a payment. Eligible individual US holders should consult their own tax advisor to determine whether the Treaty provisions are applicable to their particular situation and which formalities need to be complied with in order to obtain Treaty benefits.

Taxation of Dividends—Procedure to Obtain Treaty Benefits

Reduced withholding tax rate

Eligible U.S. holders must follow certain procedures in order to be eligible for the 15% dividend withholding tax rate under the Treaty.

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

If either of the procedures described above has not been followed before a dividend payment date or is not available to an eligible U.S. holder, we or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the eligible U.S. holder will be entitled to claim a refund of the excess withholding tax by filing a form no. 5001-EN with the depositary or the French paying agent early enough to enable them to forward that application to the French tax administration before December 31 of the year following the calendar year in which the related dividend was paid.

The Certificate, form no. 5001-EN and the guidelines are available at the Trésorerie des non-résidents (10, rue du Centre, 93160 Noisy-le-Grand, France).

The French tax authorities have not yet issued any guidance in respect of the procedure to be followed for the refund of the 50% Tax Credit to individuals who are not French resident for tax purposes. It is expected that the procedure to obtain such a refund would imply cumbersome filing requirements.

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

Under French domestic tax law, part of the gain realized by a shareholder on redemption of Air France-KLM shares by Air France-KLM and equal to the difference between (i) the redemption price and (ii) the share capital and share issue premium’s amounts contributed to Air France-KLM will generally be treated as a dividend and will be subject to French dividend withholding tax as described above under “—Taxation of Dividends—Withholding Tax”. The excess gain, if any, will be treated as a capital gain.

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

Effect of French Withholding Taxes

As discussed above in “—French Tax Considerations—French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends—Withholding Tax”, U.S. holders will be subject to French withholding taxes on dividends and, if applicable, payments of the 50% Tax Credit. Under the Treaty, the rate of withholding tax applicable to U.S. holders that are eligible for benefits under the Treaty (eligible U.S. holders) is reduced to a maximum of 15%. For the procedure for claiming treaty benefits, please see “—French Tax Considerations—French Tax Consequences of Owning and Holding Air France-KLM Shares or ADSs, or Air France-KLM warrants or ADWs—Taxation of Dividends —Procedure to Obtain Treaty Benefits”.

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

A U.S. holder should read the Section entitled “— French Tax Considerations—Taxation of Dividends—Tax Credit” for a description of the holder’s eligibility for the 50% Tax Credit.

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

Sale or Other Disposition of Air France-KLM Shares or ADSs

Upon a sale or other disposition of Air France-KLM shares or ADSs (other than an exchange of ADSs for shares), a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. holder’s adjusted tax basis in the Air France-KLM shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Air France-KLM shares or ADSs exceeds one year. However, regardless of a U.S. holder’s actual holding period, any loss will be long-term capital loss to the extent the U.S. holder receives a dividend that qualifies for the reduced rate described above under “—Dividends on Shares or ADSs–General”, and exceeds 10% of its basis in the Air France-KLM shares or ADSs.

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

Air France-KLM’s Board of Directors currently comprises 16 members. Contrary to the laws applicable to U.S. companies, the term “independent director” does not have a legal definition under French law. The Bouton Report of 2003 on Corporate Governance defines a non-executive director as a director who “has no relations of any kind with the Air France-KLM group or its management, which could impede the free exercise of his/her judgment.” The Board of Directors has not yet designated as non-executive directors the directors who meet the criteria of the Bouton Report, although we believe that six of the current 16 directors meet the criteria of the Bouton Report. The French State currently has the right to appoint three directors to our board of directors. The French State is entitled to designate a number of candidates for our board of directors in proportion to its shareholding in Air France-KLM, (which may not be lower than two members) provided it holds at least 10% of our share capital. The Air France-KLM board of directors also includes two directors proposed by the KLM supervisory board and the State of the Netherlands is entitled to propose a director for so long as the French State is represented on our board. Finally, under the agreements entered into as part of the Air France-Alitalia alliance, Alitalia has the right to propose one representative to our board. Currently, one director position is vacant due to the resignation of Mr. Cimoli in January 2007.

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

In order to emphasize our commitment to promoting transparency and compliance with rules and regulations, and in line with the NYSE Listed Company Manual, we have adopted a written Code of Ethics applicable to the Chief Executive Officer, the Deputy Chief Executive Officer, Vice President – Finance and Accounting Officer as well as a Compliance Code for market transactions applicable to all directors. During the year ended March 31, 2007, an independent assessment on the organization and function of our board was carried out, the results of which were presented and discussed at our board meeting on May 23, 2007.

Air France-KLM is currently in the process of determining its final management structure. It is contemplated that for an interim period, key senior executive positions, including chief financial officer and investor relations officer will be occupied by full time or part time secondments of Air France or KLM employees to Air France-KLM. In addition, the Air France-KLM group has begun its second phase of integration through the establishment of a group Executive Committee. For further details on the current management structure of Air France-KLM, see “Item 6: Directors, Senior Management and Employees—Employees—Employees of Air France-KLM”.

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

The table below provides information about Air France-KLM’s foreign exchange derivatives as at March 31, 2007 and presents such information in euro equivalents. The table presents the notional amounts by contractual maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

	At March 31, 2007
	Maturities of notional contract values
	2007	2008	2009	2010	2011	> 5 years	Total	Fair Value
	(in € millions)
Forward contract purchases
U.S. dollar (USD)	1,094	596	672	360	124	179	3,025	(154)
Others	10	13	13	—	—	—	36	—

Total	1,104	609	685	360	124	179	3,061	(154)

Forward contract sales
U.S. dollar (USD)	41	14	33	—	—	—	88	2
British pound (GBP)	262	—	—	—	—	—	262	2
Norwegian Krona (NOK)	102	—	—	—	—	—	102	—
Japanese yen (JPY)	19	—	—	—	—	—	19	2
Swedish Krone (SEK)	61	—	—	—	—	—	61	1
Swiss franc (CHF)	35	—	—	—	—	—	35	—
Others	72	14	4	4	24	9	127	(2)

Total	592	28	37	4	24	9	694	5

Currency options
US dollar (USD)	1,135	202	—	—	—	—	1,337	10
British pound (GBP)	160	—	—	—	—	—	160	2
Japanese yen (JPY)	56	—	—	—	—	—	56	2

Total	1,351	202	—	—	—	—	1,553	14

Interest Rate Risk

To manage interest rate risk on short-term and long-term borrowings, we use instruments with certain nominal and fair values as of the balance sheet dates.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average fixed interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at March 31, 2007.

	At maturity March 31, 2007
	Maturities of notional contract values
	Average Rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair Value
	(in € millions)
Liabilities
Long-term debt	4.95%	1,098	814	698	734	662	4,511	8,517	8,452
Fixed rate portion	5.87%	517	270	222	240	210	2,495	3,954	3,889
Floating rate portion	4.15%	581	544	476	494	452	2,016	4,563	4,563
Short-term borrowings		133	—	—	—	—	—	133	133

	At maturity March 31, 2007
	Maturities of notional contract values
	Average Rate	2007	2008	2009	2010	2011	> 5 years	Total	Fair Value(1)
	(in € millions)
Interest rate swaps
Pay fixed rate (euro)	3.72%	330	467	421	280	261	1,990	3,749	38
Receive fixed rate (euro)	5.79%	161	538	118	182	190	161	1,350	(82)
Other swaps	3.24%	424	153	67	13	15	243	915	40

Note:
(1)	The fair values of the swaps have been calculated using the marked-to-market value provided by the banks.

Interest rate swaps have different objectives:

•	Hedging price risk relating to fixed-rate short- and long-term debt and capital leases

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

Commodity Risk—Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 36 months. The table below provides information about Air France-KLM’s swaps and options to manage commodity risks as at March 31, 2007.

	At March 31, 2007
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in € millions)
Swaps	1,352	1,272	2,624	366
Options	1,753	1,961	3,714	350

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

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) and 240.15d-15(e)), under the supervision of our management, including our chief executive officer and our chief financial officer. Based on this evaluation, our chief executive officer and our chief financial officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and its rules and forms.

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to section L.225-37 of the French commercial code, as amended by a French financial law (the Loi de Sécurité Financière) enacted on August 1, 2003, our chairman of the board of directors must deliver a report to the annual general meeting of our shareholders on the conditions of preparation and organization of the meeting of our board of directors, on the limitations placed on the authority of the chief executive officer as well as the internal control procedures put in place by us. This report for the financial year ended March 31, 2007 informed our shareholders of the internal control procedures that we have put in place in order to circumvent identified risks resulting from our activities and the risks of errors or fraud, particularly in accounting and finance. It describes the existing control environment, i.e. our values with respect to integrity and ethics, the organization of our corporate governance committees, the functions of our disclosure committee and the way we delegate powers and determine areas of responsibility. It also describes the procedures put in place to identify and assess our major risks, whether internal or external. It gives details on our control procedures, particularly those applied to financial information, so as to ensure reliability of financial reporting. A self-assessment process of internal control procedures currently existing within our group has been implemented.

(b)	Management annual report on internal control over financial reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Air France-KLM.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and even when determined to be effective can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of March 31, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and, as it pertains to the information relating to the nature and effect of differences between IFRS and US GAAP presented in note 42 to our consolidated financial statements, in accordance with US GAAP.

Our assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte & Associés and KPMG S.A., our independent registered public accounting firms, as stated in their report, which is included herein.

(c)	Attestation Report of Independent Registered Public Accounting Firm.

AIR FRANCE-KLM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Air France-KLM:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting (Item (15b)), that Air France-KLM S.A. and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the years ended March 31, 2007, 2006 and 2005 and our report dated July 6, 2007 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph relating to the Group’s change in the method of accounting for financial instruments as discussed in Note 3.1 to the consolidated financial statements.

/s/ for KPMG S.A.	/s/ for DELOITTE & ASSOCIES

Paris-la-Défense, France	Neuilly-sur-Seine, France
July 6, 2007	July 6, 2007

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

In order to meet new requirements under French law and the additional requirements of the rules implemented under the Sarbanes-Oxley Act of 2002, a new group internal control function was created on June 3, 2005 within Air France-KLM to manage and coordinate internal control procedures at both Air France and KLM.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Associés (formerly Deloitte Touche Tohmatsu) and KPMG S.A. have served as Air France-KLM’s independent registered Public Accounting firms for each of the financial years in the three-year period ended March 31, 2007, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by Deloitte & Associés and KPMG S.A. (including KPMG N.V.) for each of the financial years ended March 31, 2007, 2006 and 2005:

	Year ended March 31,
	2007		2006		2005
	Deloitte & Associés	KPMG	Deloitte & Associés	KPMG	Deloitte & Associés	KPMG
Audit Fees(1)	6,976	7,486	3,661	3,650	2,815	5,138
Audit-Related Fees(2)	188	735	1,200	885	767	885
Tax Fees(3)	—	165	—	324	—	515
All Other Fees	—	—	—	—	—	—

Total	7,164	8,386	4,861	4,859	3,582	6,637

Notes:
(1)	Audit fees consist of (i) fees related to the audit of the consolidated financial statements conducted in accordance with auditing standards applicable in France for the years ended March 31, 2007, 2006 and 2005 and (ii) fees related to the audit of the consolidated financial statements conducted in accordance with the standards of the Public Company Accounting Oversight Board for the years ended March 31, 2007, 2006 and 2005 in connection with the financial statements included in this annual report.
(2)	As of March 31, 2007, 2006 and 2005, audit related fees comprised primarily fees incurred in connection with internal control reviews carried out in connection with French law requirements (the “Loi de Sécurité financière”).
(3)	Tax Fees include services rendered in connection with tax compliance service work.

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

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of six directors including three directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and three who are exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv) of the Exchange Act. The audit committee members exempt from the independence requirements include Mr. Bruno Bézard, who meets the exemption requirements under Rule 10A-3(b)(1)(iv)(E) of the Exchange Act relating to foreign government representatives, and Mr. Christian Magne and Mr. Didier Le Chaton, who meet the exemption requirements under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act relating to non-executive employees. Our reliance on such exemptions does not materially adversely affect the ability of our audit committee to act independently.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A resolution was approved by the annual shareholders’ meeting on July 12, 2006 to authorize us to purchase our shares and to hold up to 5% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held on September 14, 2005. As of March 31, 2007, we have not bought back any of our ordinary shares.

The following table sets forth information concerning our purchases of Air France–KLM ordinary shares for each month included in the period covered by this annual report:

	Total number of shares purchased	Average price paid per share in euro	Total number of shares purchased as part of publicity announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 2006(1)	558,350	18.62	558,350	8,760, 440
May 2006(1)	326,500	18.02	326,500	8,433,940
June 2006(1)	64,500	16.41	64,500	8,369,440
July 2006(1) (3)	1,011,206	17.94	626,542	7,358,234
August 2006(2)	201,701	19.90	201,701	7,156,533
September 2006(2)	260,225	22.43	260,225	6,896,308
October 2006(2)	139,000	24.90	139,000	6,757,308
November 2006(2)	309,572	30.42	309,572	6,447,736
December 2006(2)	76,206	30.27	76,206	6,371,530

Total (April to December 2006)	2,947,260	20.53	2,562,596	6,371,530

January 2007(2)	170,675	33.44	170,675	6,200,855
February 2007(2)	317,000	34.46	317,000	5,883,855
March 2007(2)	272,500	33.07	272,500	5,611,355

Total (January to March 2007)	760,175	33.73	760,175	5,611,355

TOTAL	3,707,435	23.24	3,322,771	5,611,355

Notes:
(1)	Shares purchased as part of the 2005 program approved by the shareholders’ meeting on July 12, 2005.
(2)	Shares purchased as part of the 2006 program approved by the shareholders’ meeting on July 12, 2006.
(3)	Includes 384,664 shares purchased as part of KLM’s 2006 stock-option plan.

Item 17: FINANCIAL STATEMENTS

Not applicable.

Item 18: FINANCIAL STATEMENTS

The consolidated financial statements appear on pages F-1 to F-287 and include:

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number		Exhibit Description
1.1	*	English translation of Articles of Association of Air France-KLM, as amended to date.
2.1		Form of American Depositary Receipt representing Air France-KLM’s American Depositary Shares, each evidencing the right to receive one Air France-KLM ordinary share (nominal value €8.50 per share).(1)
2.2		Form of ADS Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (SEC File no. 333-114197) filed by Air France with the Securities and Exchange Commission on April 5, 2004).(2)
2.3		Form of American Depositary Warrant Receipt representing Air France-KLM’s warrants, each evidencing the right to receive one Air France-KLM warrant.(3)
2.4		Form of ADW Deposit Agreement among Air France, Citibank N.A., as Depositary, and the Holders and Beneficial Owners from time to time of American Depositary Warrants issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6/A (SEC File no. 333-114204) filed by Air France with the Securities and Exchange Commission on April 27, 2004).(2)
4.1		Framework Agreement, dated as of October 16, 2003, by and between Air France and KLM.(2)
4.2		Purchase Agreement No. 337.0022/00 between Airbus Industrie and Air France relating to Model A330-200 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.3		Purchase Agreement No. 337.0023/99 between Airbus Industrie and Air France relating to Model A318 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.4		Purchase Agreement No. 337.0033/01 between Airbus Industrie and Air France relating to Model A380 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.5		Purchase Agreement No. 1966 between The Boeing Company and Air France relating to Model 777-200/300 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.6		Purchase Agreement No. 2344 between The Boeing Company and Air France relating to Model 747-400 aircraft (Air France has requested that the Commission grant confidential treatment for certain portions of this document).(2)
4.7		Form of Employment Agreement between KLM and members of its Board of Management.(4)
8.1		Subsidiaries of Air France-KLM (included in Note 41 to the consolidated financial statements of Air France-KLM).
12.1	*	Certification of Chief Executive Officer.
12.2	*	Certification of Executive Vice President - Finance.
13.1	*	Certification of Chief Executive Officer.
13.2	*	Certification of Executive Vice President - Finance.
15.1	*	Consent of KPMG S.A.
15.2	*	Consent of Deloitte & Associés.
15.3	*	Consent of Deloitte, S.L.

Notes:
*	Filed herewith.
(1)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114197).
(2)	Incorporated by reference to the registration statement on Form F-4 (Registration No. 333-114188), filed with the Securities and Exchange Commission on April 30, 2004.
(3)	Incorporated by reference to the Rule 424(b)(3) filing filed with the Securities and Exchange Commission on September 20, 2004 in respect of the registration statement on Form F-6 (Registration No. 333-114204).
(4)	Incorporated by reference to KLM Royal Dutch Airlines’ annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission on June 19, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIR FRANCE-KLM

/s/ Jean-Cyril Spinetta
Name: Jean-Cyril Spinetta Title: Chief Executive Officer Date: July 9, 2007

AIR FRANCE-KLM AND SUBSIDIARIES

AIR FRANCE-KLM GROUP

AIR FRANCE-KLM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Air France-KLM:

We have audited the accompanying consolidated balance sheets of Air France-KLM S.A. and its subsidiaries (the “Group”) as of March 31, 2007, 2006 and 2005 and the related consolidated income statements, statements of changes in stockholders’ equity, recognized income and expenses, and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2007, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”).

As discussed in Note 3.1 to the consolidated financial statements, the Group changed its method of accounting for financial instruments to adopt the provisions of International Accounting Standard (“IAS”) No. 32, “Financial Instruments: Disclosure and Presentation,” and IAS No. 39, “Financial Instruments: Recognition and Measurement,” effective April 1, 2005, in accordance with the option offered by these standards.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 42 and 43 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 6, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ for KPMG S.A.	/s/ for DELOITTE & ASSOCIES

Paris-la-Défense	Neuilly-sur-Seine, France
July 6, 2007	July 6, 2007

AIR FRANCE-KLM GROUP

Consolidated Income Statements

	Notes	Period from April 1 to March 31,
		2007	2006	2005
		In € millions
Sales	5	23,073	21,448	18,978
Other revenues		4	4	5

Revenues		23,077	21,452	18,983

External expenses	6	(13,100)	(12,127)	(10,629)
Salaries and related costs	7	(6,689)	(6,357)	(5,994)
Taxes other than income taxes		(263)	(228)	(225)
Amortization and depreciation	8	(1,782)	(1,656)	(1,561)
Provisions	8	(8)	(72)	(28)
Other income and expenses	9	5	(76)	4

Income from current operations		1,240	936	550

Sales of aircraft equipment	10	13	2	19
Negative goodwill	4	—	5	1,354
Other non-current income and expenses	10	(20)	512	4

Income from operating activities		1,233	1,455	1,927

Cost of financial debt		(407)	(392)	(347)
Income from cash and cash equivalents		267	168	125
Net cost of financial debt	11	(140)	(224)	(222)
Other financial income and expenses	11	25	(31)	(8)

Income before tax		1,118	1,200	1,697

Income taxes	12	(248)	(256)	(133)

Net income of consolidated companies		870	944	1,564

Share of profits (losses) of associates	20	17	(23)	73

Net income from continuing operations		887	921	1,637

Net income from discontinued operations	13.1	—	—	59

Net income for the period		887	921	1,696

• Group		891	913	1,710
• Minority interest		(4)	8	(14)

Earnings per share—Group (in euros)	14.1
• basic		3.35	3.47	6.61
• diluted		3.05	3.25	6.60
Earnings per share from continuing operations (in euros)	14.2
• basic		3.33	3.50	6.33
• diluted		3.03	3.28	6.32

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

Consolidated Balance Sheets

	Notes	March 31, 2007	March 31, 2006	March 31, 2005
		In € millions
Assets
Goodwill	15	204	208	205
Intangible assets	16	424	428	437
Flight equipment	18	11,551	11,017	10,394
Other property, plant and equipment	18	2,007	1,955	1,895
Investments in equity associates	20	228	204	577
Pension assets	21	2,097	1,903	1,767
Other financial assets (which includes € 835 million of deposits related to financial leases as of March 31, 2007, € 895 million as of March 31, 2006 and € 875 million as of March 31, 2005)	22	1,095	1,182	1,113
Deferred tax assets	12.5	26	7	140
Other non-current assets	25	604	1,082	336

Total non current assets		18,236	17,986	16,864

Other short term financial assets (which includes € 631 million of deposits related to financial leases and investments between 3 months and 1 year as of March 31, 2007, € 889 million as of March 31, 2006, € 632 million as of March 31, 2005)	22	689	932	654
Inventories	23	360	340	382
Trade accounts receivable	24	2,610	2,518	2,272
Income tax receivables		7	1	6
Other current assets	25	1,271	1,756	969
Cash and cash equivalents	26	3,497	2,946	2,047

Total current assets		8,434	8,493	6,330

Total assets		26,670	26,479	23,194

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

	Notes	March 31, 2007	March 31, 2006	March 31, 2005
		In € millions
Liabilities and equity
Issued capital	27.1	2,375	2,290	2,290
Additional paid-in capital	27.2	539	430	384
Treasury shares	27.3	(30)	(58)	(19)
Reserves and retained earnings	27.4	5,415	5,072	3,254

Equity attributable to equity holders of Air France-KLM		8,299	7,734	5,909

Minority interest		113	119	111

Total Equity		8,412	7,853	6,020

Provisions and retirement benefits	29	1,387	1,453	1,516
Long-term debt	30	7,419	7,826	7,889
Deferred tax	12.5	891	839	313
Other non-current liabilities	31	401	417	481

Total non-current liabilities		10,098	10,535	10,199

Provisions	29	225	192	124
Current portion of long-term debt	30	1,098	1,260	1,044
Trade accounts payable		2,131	2,039	1,901
Deferred revenue on ticket sales		2,217	2,062	1,656
Current tax liabilities		21	167	8
Other current liabilities	31	2,335	2,269	1,980
Bank overdrafts	26	133	102	262

Total current liabilities		8,160	8,091	6,975

Total liabilities		18,258	18,626	17,174

Total liabilities and equity		26,670	26,479	23,194

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

Consolidated Statements of Changes in Stockholders’ Equity

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France-KLM	Minority interests	Total equity
	In € millions
April 1, 2004	219,780,887	1,868	261	(18)	1,268	3,379	87	3,466

Currency translation adjustment	—	—	—	—	3	3	(1)	2
Net income for the year	—	—	—	—	1,710	1,710	(14)	1,696

Total of income and expenses recognized	—	—	—	—	1,713	1,713	(15)	1,698

Issuance of share capital	49,602,631	422	346	—	—	768	—	768
Contribution of assets	—	—	(206)	—	206	—	—	—
Cost of exchange offer	—	—	(17)	—	—	(17)	—	(17)
Share purchase plan (« Offre Réservée aux Salariés : ORS »)	—	—	—	—	69	69	—	69
Stock options	—	—	—	—	6	6	—	6
Dividends paid	—	—	—	—	(17)	(17)	(1)	(18)
Treasury shares	—	—	—	(1)	9	8	—	8
Change in the scope of consolidation	—	—	—	—	—	—	40	40

March 31, 2005	269,383,518	2,290	384	(19)	3,254	5,909	111	6,020

Fair value adjustment on available for sale securities	—	—	—	—	(4)	(4)	—	(4)
Gain / (loss) on cash flow hedges	—	—	—	—	1,055	1,055	4	1,059
Currency translation adjustment	—	—	—	—	4	4	—	4
Net income for the year	—	—	—	—	913	913	8	921
Total of income and expenses recognized	—	—	—	—	1,968	1,968	12	1,980
Stock based compensation (ESA)	—	—	—	—	(80)	(80)	—	(80)
Stock component of convertible bonds (Oceane)	—	—	46	—	—	46	—	46
Dividends paid	—	—	—	—	(40)	(40)	(1)	(41)
Treasury shares (note 27.3)	—	—	—	(39)	—	(39)	—	(39)
Change in the scope of consolidation	—	—	—	—	—	—	(3)	(3)
Other	—	—	—	—	(30)	(30)	—	(30)

March 31, 2006	269,383,518	2,290	430	(58)	5,072	7,734	119	7,853

Fair value adjustment on available for sale securities	—	—	—	—	—	—
Gain / (loss) on cash flow hedges	—	—	—	—	(501)	(501)	(1)	(502)
Currency translation adjustment	—	—	—	—	(2)	(2)	(1)	(3)
Net income for the year	—	—	—	—	891	891	(4)	887

Total of income and expenses recognized	—	—	—	—	388	388	(6)	382

Stock based compensation (ESA)	—	—	—	—	33	33	—	33
Issuance of share capital	9,982,189	85	109	—	—	194	—	194
Dividends paid	—	—	—	—	(80)	(80)	(8)	(88)
Treasury shares (note 27.3)	—	—	—	28	—	28	—	28
Change in consolidation	—	—	—	—	—	—	8	8
Other	—	—	—	—	2	2	—	2

March 31, 2007	279,365,707	2,375	539	(30)	5,415	8,299	113	8,412

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

Consolidated Statements of Recognized Income and Expenses

	March 31, 2007	March 31, 2006	March 31, 2005
	In € millions
Fair value adjustment on available for sale securities
Impact of the first application of IAS 32 and IAS 39 recorded in equity	—	(3)	—
Valuation gains / (losses) taken to equity	—	(1)	—
Transferred to profit or loss on sale	—	—	—

Cash flow hedges
Impact of the first application of IAS 32 and IAS 39 recorded in equity	—	1,168	—
Gains / (losses) taken to equity	(1,535)	428	—
Transferred to profit or loss on sale	771	—	—

Currency translation adjustment	(2)	4	3

Tax on items taken directly to or transferred from equity
Impact of the first application of IAS 32 and IAS 39 recorded in equity	—	(397)	—
Gains / (losses) taken to equity	263	(144)	—

Income and expenses directly recognized in equity	(503)	1,055	3

Net income for the period—Group	891	913	1,710

Income and expenses directly recognized in equity for the period—Group	388	1,968	1,713

Income and expenses directly recognized in equity—Minority interest	(6)	12	(15)

Total recognized income and expenses for the period	382	1,980	1,698

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

Consolidated Statements of Cash Flows

	Notes	Period from April 1 to March 31,
		2007	2006	2005
		In € millions
Net income for the period—Group		891	913	1,710
Minority interests		(4)	8	(14)
Amortization, depreciation and operating provisions	8	1,790	1,728	1,589
Financial provisions	11	10	24	6
Gain on disposals of tangible and intangible assets		(44)	(46)	(19)
Loss / (gain) on disposals of subsidiaries and associates		(1)	(2)	(66)
Gain on Amadeus GTD transaction	20	(16)	(504)	—
Derivatives—non monetary result	11	(43)	(6)	—
Unrealized foreign exchange gains and losses, net		(5)	8	4
Negative goodwill	4	—	(5)	(1,354)
Share of (profits) losses of associates	20	(17)	23	(73)
Deferred taxes	12	244	98	139
Other non-monetary items		(112)	(182)	(143)

Subtotal		2,693	2,057	1,779

(Increase) / decrease in inventories		(20)	(18)	(16)
(Increase) / decrease in trade receivables		(184)	(215)	42
Increase / (decrease) in trade payables		228	96	313
Change in other receivables and payables		133	736	(127)

Net cash flow from operating activities		2,850	2,656	1,991

Acquisitions of subsidiaries and investments in associates, net of cash acquired	37	(25)	(58)	506
Purchase of property, plant and equipment and intangible assets	19	(2,378)	(2,544)	(2,131)
Proceeds on disposal of subsidiaries and investments in associates	37	43	35	109
Proceeds on Amadeus GTD transaction	20	—	817	—
Proceeds on disposal of property, plant and equipment and intangible assets		160	227	157
Dividends received		6	10	25
Decrease (increase) in investments, net between 3 months and 1 year		331	(294)	116

Net cash used in investing activities		(1,863)	(1,807)	(1,218)

Issuance of long-term debt		1,240	1,410	858
Repayments on long-term debt		(714)	(523)	(288)
Payment of debt resulting from finance lease liabilities		(866)	(580)	(381)
Proceeds from new loans		(89)	(155)	(101)
Repayments on loans		52	97	22
Dividends paid		(88)	(41)	(24)
Decrease in equity		—	—	(33)

Net cash flow from financing activities		(465)	208	53

Effect of exchange rate on cash and cash equivalents		(2)	2	(5)

Change in cash and cash equivalents and bank overdrafts		520	1,059	821

Cash and cash equivalents and bank overdrafts at beginning of period		2,844	1,785	964
Cash and cash equivalents and bank overdrafts at end of period	26	3,364	2,844	1,785

Income tax paid (flow included in operating activities)		(309)	(4)	22
Interest paid (flow included in operating activities)		(451)	(364)	(312)
Interest received (flow included in operating activities)		299	154	123

The accompanying notes are an integral part of these consolidated financial statements.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements

1.  Business description

As used herein, the term “Air France-KLM” refers to Air France-KLM, a holding company organized under French Law. The term “Group” concerns Air France-KLM together with its consolidated subsidiaries.

The Group is headquartered in France and is one of the largest airlines in the world. The Group’s core business is passenger transportation. The Group’s activities also include cargo, aeronautics maintenance and other air-transport related activities, including principally catering and charter services.

The limited company Air France-KLM SA, domiciled 2 rue Robert Esnault-Pelterie 75007 Paris—France, is the parent company of the Air France-KLM group. Air France-KLM is listed for trading in Paris (Euronext), Amsterdam (Euronext) and New-York (NYSE).

The Group’s functional currency is the euro.

2.  Significant events of the year

On March 22, 2007, the Council of the European Union transport ministers approved the air transport agreement of March 2, 2007 between the European Union and the United States of America. Beginning April 1, 2008, European and American airlines will have access to all the markets between the European Union and the United States.

3.  Accounting policies

3.1.  Accounting principles

Pursuant to the European Regulation 1606/2002 of July 19, 2002, the Group adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“EU”) for use in the European Union for the first time in its consolidated financial statements for the year ended March 31, 2006, which includes comparative financial statements for the year ended March 31, 2005.

IFRS as adopted by the EU differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). The Group has, however, determined that the financial information for the periods presented would not differ substantially had the Group applied IFRS as published by the IASB.

IFRS 1, “First-time adoption of International Financial Reporting Standards”, which in particular describes the specific rules for a first-time adopter, was applied based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. March 31, 2006) and since the date of transition to IFRS (i.e. April 1, 2004) as well as throughout all periods presented.

The consolidated financial statements were approved by the Board of Directors on May 23, 2007.

In accordance with the option offered by IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” relating to financial instruments, such standards were applied effective April 1, 2005.

In addition, the Group opted for the early adoption of IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” for its fiscal period beginning April 1, 2004.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

3.2.  Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The significant areas of estimations are described in the following notes:

•  Note 3.6—Revenue recognition related to deferred revenue on ticket sales,

•  Notes 3.13 and 3.12—Tangible and intangible assets,

•  Note 3.10—Financial assets,

•  Note 3.21—Deferred tax assets

•  Note 3.7—Flying Blue frequent flyer program

•  Notes 3.17, 3.18 and 3.19—Provisions

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

Minority interests are presented within equity and on the income statement separately from Group stockholders’ equity and the Group’s net income.

3.3.2.  Interest in associates and joint ventures

Companies in which the Group has the ability to exercise significant influence on financial and operating policy decisions are accounted for using the equity method; the ability to exercise significant influence is presumed to exist when the Group holds more than 20% of the voting rights.

In addition, companies in which the Group exercises joint control related to a contractual agreement are accounted for using the equity method.

The consolidated financial statements include the Group’s share of the total recognized gains and losses of associates and joint ventures from the date that significant influence starts until the

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

date that significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Group’s equity.

The Group’s share of losses of an associate that exceed the value of the group’s interest and net investment (long term receivables) in this entity are not accounted for, unless:

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

3.3.3.  Intragroup operations

All intragroup balances and transactions, including income, expenses and dividends are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full.

Gains and losses realized on internal sales with associates and joint control entities are eliminated, to the extent of the Group’s interest in the associate or joint control entity, only when they do not represent an impairment.

3.3.4.  Closing date

With the exception of a few non-significant subsidiaries and equity affiliates that close their books on December 31, all Group companies are consolidated based on annual financial statements closing March 31.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  the resulting translation adjustment is recorded in the “Translation adjustments” item included within equity.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros using the foreign currency rate in effect at the closing date.

3.4.2.  Translation of foreign currency transactions

Foreign currency transactions are translated using the exchange rate prevailing on the date of the transaction.

Assets and liabilities denominated in foreign currencies are translated at the rates ruling at balance sheet date or at the rate of the related hedge for assets resulting from firm commitments documented in fair value hedge relationships.

The corresponding exchange rate differences are recorded in the Group’s consolidated income statements. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note “3.10. Financial instruments, valuation of financial assets and liabilities”.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Should the difference between the cost of acquisition and the fair value of identifiable assets acquired and liabilities assumed be negative, the resulting negative goodwill is recognized immediately in the income statement.

3.6.  Sales

Sales related to air transportation operations are recognized when transportation service is provided, net of any discounts granted. Transportation service is also the trigger for the recognition of external expenses, such as the commissions paid to agents.

Upon issue, both passenger and cargo tickets are recorded as “Deferred revenue on ticket sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as revenues at the date the tickets are issued. The amounts recognized are based on a statistical analysis, which is regularly updated.

Sales on third party maintenance contracts are recorded based on the stage of completion.

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

The estimated value of air miles is recorded as a deduction from revenues and recorded under the caption “Deferred revenue on ticket sales” as debt on the balance sheet at the same time the qualifying flight for which air miles are awarded is recognized.

The Group also sell miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The Group defers a portion of the miles sold representing the value of the subsequent travel award to be provided, in a manner consistent with the determination of the liability for earned flight awards discussed above. The remainder is recognized as revenue immediately.

3.8.  Distinction between income from current operations and income from operating activities

The Group has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income from operating activities. This

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

subtotal, named “Income from current operations”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.

Those elements can be divided in three categories:

•  Elements that are both very infrequent and material, such as the recognition in the income statement of negative goodwill and the Amadeus GTD transaction

•  Elements that have been incurred for both periods presented and may recur in future periods but for which (i) amounts have varied from period to period, (ii) the Group believes that amounts to be incurred in future periods will continue to vary materially in amount and nature such as sales of aircraft equipment and disposals of other assets.

•  Elements that are by nature unpredictable and non-recurring, if they are material such as restructuring costs. The Group considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other.”

3.9.  Earnings per share

Earnings per share are calculated by dividing net income attributable to equity holders of Air France-KLM by the average number of shares outstanding during the period. The average number of shares outstanding does not include treasury shares.

Diluted earnings per share are calculated by dividing the net income attributable to equity holders of Air France-KLM adjusted for the effects of dilutive instrument exercise, by the average number of shares outstanding during the period, adjusted for the effect of all potentially-dilutive ordinary shares.

3.10.  Financial instruments, valuation of financial assets and liabilities

The Group has applied standards IAS 32 and IAS 39 since April 1, 2005.

3.10.1  Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the Group and are recorded at fair value, then subsequently using the amortized cost method less impairment losses, if any.

3.10.2  Investments in debt and equity securities

Investments in debt and equity securities qualifying as assets available for sale are stated at fair value in the Group’s balance sheet. For publicly-traded securities, the fair value is considered to be the market price. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost less impairment, if any.

Potential gains and losses, except for impairment charges, are recorded in a specific component of equity “ Derivatives and available for sale securities reserves” If there is an indication of impairment of the financial asset, the amount of the loss is recorded in the income statement for the period.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

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

Prior to April 1, 2005 , the Group applied the following accounting policies:

•  Forward exchange contracts and foreign currency swaps were used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments were deferred and recorded against the carrying amount of the hedged asset or liability on firm commitments. Contract premiums were amortized on a straight line basis over the term of the hedge arrangement.

•  The Group entered into various interest rate swaps to manage its interest rate exposure. These swaps are used to modify the instruments from fixed rate to variable rate or variable rate to fixed rate. The difference between interest payable and receivable was recognized as interest expense or interest income.

•  The petroleum options premiums were accounted for in the income statement on an accrual basis. The difference between interest payable and receivable on petroleum swaps was recognized as operating income or expense.

Effective April 1, 2005:

Most of these derivatives are classified as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by IAS 39.

These derivative instruments are recorded on the Group’s consolidated balance sheet at their fair value. The method of accounting for changes in fair value depends on the derivative instruments classification. There are three classifications:

–	Derivatives classified as fair value hedge: changes in the derivative fair value are recorded through income statement and offset within the limit of its effective portion against the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as earnings.

–	Derivatives classified as cash flow hedge: the changes in fair value are recorded in equity for the effective portion and are reclassified as income when the hedged element affects earnings. The ineffective portion is recorded as financial income or financial losses.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

–	Derivatives classified as trading: changes in the derivative fair value are recorded for as financial income or losses.

3.10.4  Convertible bonds

Convertible bonds are financial instruments comprised of two components: a bond component recorded as debt and a stock component recorded in equity. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded in the Group’s equity is calculated by the difference between such value and the bond’s nominal value at issue. The difference between the financial expense recorded and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

3.10.5  Trading financial assets, cash and cash equivalents

Trading financial assets (at fair value through the income statement)

Trading financial assets are made up of financial assets held for trading (SICAV, FCP, treasury bills, certificates...) that the Group intends to sell in the near term to realize a capital gain, or that are part of a portfolio of identified financial instruments managed collectively and for which there is evidence of a practice of short-term profit taking. They are classified in the balance sheet as current financial assets. Furthermore, the Group did not designate any asset at fair value through the income statement upon option.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3.10.6  Long-term debt

Long-term debt is recognized initially at fair value. Subsequently to initial recognition, long-term debt is recorded at amortized cost using the effective interest method. Under this principle, any redemption and issue premiums are recorded as debt in the balance sheet and amortized as financial income or expense over the life of the loans.

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

For acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

business combinations that occurred prior to April 1, 2004 was not modified at the time international standards were adopted, on April 1, 2004, in accordance with IFRS 1.

Goodwill is valued in the functional currency of the entity acquired. It is recorded as an asset.

It is not amortized and is tested for impairment annually and at any point during the year when an indicator of impairment exists. The impairment recorded, as discussed in Note 3.14, may not subsequently be reversed.

When the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, there is negative goodwill which is recognized and immediately reversed in the Group’s income statement.

At the time of the sale of a subsidiary, an equity affiliate or a jointly controlled entity, the amount of the goodwill attributable to the sold entity is included in the calculation of the income from the sale.

3.12.  Intangible assets

Intangible assets are recorded at initial cost less accumulated amortization and any accumulated impairment losses.

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

3.13.  Property, plant and equipment

3.13.1  Specific rule applicable to the IFRS transition opening balance sheet

In accordance with IFRS 1, the Group has elected to value certain of its aircraft at the date of transition to IFRS (April 1, 2004) at their fair value and to use this fair value as deemed cost.

This treatment thus allows the Group to have a portion of its fleet recorded at fair value (fair value was used when accounting for KLM’s business combination at May 1, 2004).

The fair value exercise was based on independent valuation by third parties.

3.13.2  Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less accumulated depreciation and any accumulated impairment losses.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The financial interest attributed to progress payments made on account of aircraft and other significant assets under construction is capitalized and added to the cost of the asset concerned. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans of the period.

Maintenance costs are recorded as expenses during the period when incurred, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (e.g. maintenance on airframes and engines, excluding parts with limited useful lives).

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

Any major airframes and engines (excluding parts with limited useful lives) are treated as a separate asset component with the cost capitalized and depreciated over the period between the date of acquisition and the next major overhaul.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

In the context of sale and operating leaseback transactions, the related profit or losses are accounted for as follows:

•  They are recognized immediately when it is clear that the transaction is established at fair value.

•  If the sale price is below fair value, any profit or loss is recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used, and

•  If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.

In the context of sale and finance leaseback transactions, any gain on the sale is deferred and recognized as finance income over the lease term. No loss is recognized unless the asset is impaired.

3.14.  Impairment

In accordance with IAS 36, “Impairment of Assets”, the Group reviews at each balance sheet date whether there is any indication of impairment of tangible and intangible assets. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use. The value in use is determined using discounted cash flow assumptions established by management.

When it is not possible to estimate the recoverable value for an individual asset, this asset is grouped together with other assets which form a cash generating unit (CGU).

Therefore, the Group has determined that the lowest level at which assets shall be tested are CGU, which correspond to Group’s operating segments (see segment information).

When the recoverable value of a CGU is lower than its carrying value, an impairment charge is recognized. When applicable, this impairment loss is allocated first to the goodwill, the remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit.

The recoverable value of the CGUs is their value in use determined, notably, by the use of a discount rate corresponding to the Group’s weighted average cost of capital and a growth rate reflecting the market assumptions specific to the activities.

3.15.  Inventories

Inventories are measured at the lower of cost and net realizable value.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

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

3.16.  Treasury shares

Air-France-KLM shares held by the Group are recorded as a deduction from the Group’s consolidated equity at the acquisition cost. Subsequent sales are recorded directly in equity. No gains or losses are recognized in the Group’s income statement.

As the Group has applied IAS 32 and 39 effective April 1, 2005, treasury shares held to fulfill stock options are classified until that date as marketable securities at their acquisition cost. The carrying amount of such shares is depreciated if necessary. Effective April 1, 2005, such shares are recorded as a reduction of the Group’s equity.

3.17.  Employee benefits

The Group’s obligations in respect of defined benefit pension plans and termination indemnities on retirement are calculated, in accordance with IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees.

In accordance with IFRS 1, the Group has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS through the Group’s equity.

Starting April 1, 2004, any actuarial gains or losses resulting from changes in actuarial assumptions are recognized in the Group’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan assets at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

3.17.2  Accounting for the pension fund surplus for the year-end closing

Although the IFRIC has yet to deliver its final conclusions, the group has defined its accounting position based on various publications, and particularly the “IFRIC Update” dated September 2005 and the “IFRIC D19”, published on August 24, 2006, whose comments period ended on October 31, 2006.

According to these, the KLM pension fund surplus must be fully recognized in the balance sheet.

3.18.  Provisions for restitution of aircraft under operating leases

For certain operating leases, the Group is contractually committed to restitute aircraft to a defined level of potential. The Group accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria.

The restitution costs for airframes and engines relating to operating lease contracts are provisioned.

When the condition of aircraft exceeds the return condition as set per the lease arrangement, the group capitalizes the related amount in excess. Such amount is subsequently amortized on a straight line basis over the period during which the potential exceeds the restitution condition. Any remaining capitalized excess potential upon termination of a lease is reimbursable by the lessor.

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

Restructuring provisions are recognized once the Group has established a detailed and formal restructuring plan which has been announced to the parties concerned.

3.20.  Equity and debt issuance costs—Redemption premiums

Debt issuance costs are amortized as financial expenses over the term of the loans using the effective interest method.

Common stock issuance costs are deducted from additional paid-in capital.

3.21.  Deferred taxes

The Group records deferred taxes using the balance sheet liability method, providing for any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for exceptions described in IAS 12.

The tax rates used are those enacted or substantively enacted at the balance sheet date.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

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

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event recorded directly as equity. In such a case, they are recorded directly in equity.

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

The results from discontinued operations are presented separately from the results from continuing operations in the income statement.

3.23.  Share-based compensation

Pursuant to the transitional provisions of IFRS 2, only the share based plans awarded after November 7, 2002, for which the rights did not vest by April 1, 2004, were valued and recorded as salaries and related costs. The other plans are not valued and remain unrecognized. This latter category affects only the Shares-for-Salary Exchange realized in 1998 for which stock subscription or purchase option schemes are valued at the fair value on the date the plans are awarded.

The fair value of the stock option schemes is determined using the Black-Scholes model. This model takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (risk-free interest rate, market value of the share, volatility and expected dividends).

This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a salary cost with a corresponding increase to

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

equity over the period during which the rights vest. This salary cost is adjusted, if applicable, to take into account the number of options effectively vested.

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

Following the acquisition of additional shares after the closing date of the operation, Air France, which became Air France-KLM, held 97.30% of the common shares representing 49% of KLM voting rights.

Based on the Air France-KLM ownership not only of voting shares but also of financial interest, and on the mode of functioning of the Group’s strategic management committee, Air France-KLM has the power to decide the Group’s financial and operational strategies and, therefore, controls KLM. KLM is therefore fully consolidated in Air France-KLM consolidated financial statements.

Pursuant to the provisions of IFRS 3, the acquisition of KLM has been accounted for using the purchase method.

•  Acquisition price

The consideration paid for the acquisition of the 96.33% of KLM’s common shares by Air France was based on the market price of the Air France share at the two closing dates of the exchange offer (May 3 and 21, 2004).

Warrants issued as part of the transaction were also valued at those dates. The fair value of the warrants issued was calculated using the Black-Scholes model. Assumptions were made on the expected volatility of the share price resulting from the combination, the expected dividend paid by the combined companies for the financial year, the average maturity of the warrants and the discount rate.

In accordance with the provisions of IFRS 3, the additional costs directly attributable to KLM’s acquisition were included in the acquisition price. They consisted primarily of the fees paid for accounting, legal, valuation and banking services.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The acquisition price is comprised as follows :

	Shares	Price	Consideration
		(in €)	(in € millions)
Air France-KLM shares issued :
May 3, 2004	45,938,857	14.65	673
May 21, 2004	3,663,774	12.81	47
Subscription warrants issued :
May 3, 2004	41,762,597	1.07	45
May 21, 2004	3,330,702	0.98	3
Shares acquired after the closing of the second offer on May 21			5
Preferred and priority shares			15
Value of the shares which the Dutch State agreed to sell			20
Transaction costs			14
Stock options (stock options / rights related to appreciation of the shares)			9

Total acquisition price			831

Transaction costs amounted to € 30 million, from which € 16 million has been deducted from the additional paid-in capital related to the shares issuance.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

It was impracticable to disclose in the Group’s consolidated financial statements the IFRS carrying amount for each class of KLM’s assets, liabilities and contingent liabilities immediately before the combination as KLM did not prepare its consolidated financial statements in accordance with IFRS prior to the acquisition. The above presented data correspond to the IFRS fair value balance sheet of KLM.

•  Adjustments on pension

As explained in note 3.17.2, the Group has made a decision with regard to the recognition of the KLM pension surplus. The re-computation of KLM’s pension obligations led to a € 306 million increase in the negative goodwill, of which € 251 million related to the cancellation (net of tax) of the asset ceiling on the pilots’ pension plan and the finalization of the pension plan valuation for € 55 million net of tax.

•  Recognition of negative goodwill

Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s first consolidation resulted in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost by € 1,352 million, including the recognition of the net pension asset related to the pilot retirement plan.

The negative goodwill was immediately and totally recognized as an operating profit. In the version of consolidated financial statements for the year ended as of March 31, 2005 published in the condensed consolidated financial statements as of and for the six-month period ended September 30, 2005, the negative goodwill reversal was limited to € 424 million, awaiting the IFRIC decision (see note 3.17.2).

•  Revenues and net income of KLM integrated in the Group’s financial statements as of March 31, 2005

The public exchange offer closed in May 2004; KLM’s contribution to operating revenues and net income over an eleven-month period (from May 2004 to March 2005) amounts to € 5,919 million and € 1,601 million, respectively.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Air France-KLM Proforma consolidated income statement as of March 31, 2005

The proforma consolidated income statement for the year ended March 31, 2005 assuming KLM was acquired on April 1, 2004 and including the month of April 2004 under IFRS is as follows:

Twelve months period ended March 31,	2005 Proforma Unaudited
In € millions
Sales	19,467
Other revenues	5

Revenues	19,472

External expenses	(10,916)
Salaries and related costs	(6,136)
Taxes other than income taxes	(227)
Amortization and depreciation	(1,601)
Provisions	(32)
Other income and expenses	(7)

Income from current operations	553

Sales of aircraft equipment	19
Negative goodwill	1,354
Other non-current income and expenses	5

Income from operating activities	1,931

Cost of financial debt	(356)
Income from cash and cash equivalents	127

Net cost of financial debt	(229)

Other financial income and expenses	(10)

Income before tax	1,692

Income taxes	(133)

Net income of consolidated companies	1,559

Share of profits (losses) of associates	73

Net income from continuing operations	1,632

Net income from discontinued operations	59

Income for the period	1,691

* Group	1,704
* Minority interests	(13)

Earning per share—Group (in euros)
* basic	6.59
* diluted	6.58
Net income from continuing operations per share (in euros)
* basic	6.31
* diluted	6.30

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

4.2.  Disposal of subsidiaries

No significant disposal of subsidiaries occurred during the year ended March 31, 2007 and 2006.

On December 30, 2004, Air France-KLM Group sold its subsidiary Amadeus France SNC, in which it held 66% of voting rights, to Amadeus GTD (entity 23.4% held by the Group as of March 31, 2005).

The net assets of Amadeus France at the date of sale amounted to € (1) million. The sale price of € 66 million was paid wholly in cash.

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

Business segments

Passenger: Passenger operating revenues primarily come from passenger transportation services on scheduled flights with the Group’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

AIR FRANCE-KLM GROUP

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

5.1.  Information by business segment

Assets allocated by business segment comprise goodwill, intangible and tangible assets, investments in equity associates and account receivables.

Liabilities allocated by business segment comprise provision for restitution of aircraft, provision for pension, other provisions when they can be allocated, and deferred revenue on ticket sales.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2007

	Passenger	Cargo	Maintenance	Other	Non allocated	Total
	In € millions
Total sales	19,141	2,932	2,864	1,428	—	26,365
Intersegment sales	(775)	(23)	(1,887)	(607)	—	(3,292)

External sales	18,366	2,909	977	821	—	23,073

Income from current operations	1,067	62	44	67	—	1,240
Income from operating activities	1,067	62	44	67	(7)	1,233
Share of profits (losses) of associates	1	1	1	14	—	17
Net cost of financial debt and other financial income and expenses	—	—	—	—	(115)	(115)
Income taxes	—	—	—	—	(248)	(248)

Net income from continuing operations	1,068	63	45	81	(370)	887

Net income from discontinued operations	—	—	—	—	—	—

Depreciation and amortization for the period	(1,126)	(105)	(445)	(106)	—	(1,782)
Other non monetary items	104	—	22	(353)	—	(227)

Total assets	12,609	906	1,819	1,690	9,646	26,670

Segment liabilities	3,039	90	143	308	6,029	9,609
Financial debt and equity	—	—	—	—	17,061	17,061

Total liabilities and equity	3,039	90	143	308	23,090	26,670

Purchase of property, plant and equipment and intangible assets	1,971	76	141	190	—	2,378

Non-allocated assets amounting to € 9.6 billion are mainly financial assets held by the Group, comprising marketable securities for € 3.2 billion, pension assets for € 2 billion, financial assets for € 1.8 billion and derivatives for € 1 billion.

Non-allocated liabilities amounting to € 6 billion, mainly comprise trade payables for € 2.1 billion, tax and employee-related liabilities for € 1.2 billion, deferred tax for € 0.9 billion and derivatives for € 0.4 billion.

Financial debts and equity are not allocated.

AIR FRANCE-KLM GROUP

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

Non-allocated assets amounting to € 10.9 billion are mainly financial assets held by the Group, comprising cash and cash equivalent for € 2.9 billion, derivatives for € 2 billion, other financial assets for € 2.1 billion (including deposits and marketable securities), pension assets for € 1.9 billion.

Non-allocated liabilities amounting to € 5.9 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 2.2 billion, derivatives for € 0.4 billion and trade payables and other creditors for € 3.1 billion.

Financial debts and equity are not allocated.

AIR FRANCE-KLM GROUP

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

Non-allocated assets amounting to € 8.2 billion are mainly financial assets held by the Group, comprising cash and cash equivalents for € 2 billion, derivatives for € 0.4 billion, other financial assets for € 1.8 billion (including deposits and marketable securities) and pension assets for € 1.8 billion.

Non-allocated liabilities amounting to € 5 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 1.2 billion, trade payables and other creditors for € 3.3 billion.

Financial debts and equity are not allocated.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

5.2.  Information by geographical area

Sales by geographical area

• Year ended March 31, 2007

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	11,743	361	1,097	2,786	1,354	17,341
Other passenger sales	767	63	33	58	104	1,025

Total passenger	12,510	424	1,130	2,844	1,458	18,366

Scheduled cargo	1,190	36	184	348	933	2,691
Other cargo sales	148	4	8	25	33	218

Total cargo	1,338	40	192	373	966	2,909

Maintenance	968	—	—	—	9	977
Others	794	19	8	—	—	821

Total	15,610	483	1,330	3,217	2,433	23,073

•  Year ended March 31, 2006

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	10,791	363	1,065	2,458	1,225	15,902
Other passenger sales	736	61	44	81	118	1,040

Total passenger	11,527	424	1,109	2,539	1,343	16,942

Scheduled cargo	1,169	36	170	337	961	2,673
Other cargo sales	139	5	8	25	32	209

Total cargo	1,308	41	178	362	993	2,882

Maintenance	887	—	—	—	9	896
Others	708	16	4	—	—	728

Total	14,430	481	1,291	2,901	2,345	21,448

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2005

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	9,718	348	939	1,997	1,097	14,099
Other passenger sales	700	57	33	48	96	934

Total passenger	10,418	405	972	2,045	1,193	15,033

Scheduled cargo	1,081	41	157	266	756	2,301
Other cargo sales	131	5	7	23	27	193

Total cargo	1,212	46	164	289	783	2,494

Maintenance	769	—	—	—	8	777
Others	642	21	11	—	—	674

Total	13,041	472	1,147	2,334	1,984	18,978

Traffic sales by geographical area of destination

•  Year ended March 31, 2007

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	7,079	1,201	2,362	4,013	2,686	17,341
Scheduled cargo	71	194	354	833	1,239	2,691

Total	7,150	1,395	2,716	4,846	3,925	20,032

•  Year ended March 31, 2006

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	6,689	1,157	2,216	3,469	2,371	15,902
Scheduled cargo	76	186	320	832	1,259	2,673

Total	6,765	1,343	2,536	4,301	3,630	18,575

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2005

	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
	In € millions
Scheduled passenger	6,049	1,123	1,923	2,942	2,062	14,099
Scheduled cargo	76	183	297	699	1,046	2,301

Total	6,125	1,306	2,220	3,641	3,108	16,400

6.  External expenses

	Year ended March 31,
	2007	2006	2005
	In € millions
Aircraft fuel	4,258	3,588	2,653
Chartering costs	646	605	558
Aircraft operating lease costs	600	637	595
Landing fees and en route charges	1,705	1,610	1,460
Catering	419	405	391
Handling charges and other operating costs	1,232	1,203	1,072
Aircraft maintenance costs	894	777	653
Commercial and distribution costs	1,201	1,232	1,404
Other external expenses	2,145	2,070	1,843

Total	13,100	12,127	10,629

“Other external expenses” correspond mainly to rent and insurance costs.

The Group expenses advertising costs as “commercial and distribution costs” in the year incurred. Advertising expense was € 181 million, € 158 million and € 129 million for the years ended March 31, 2007, 2006 and 2005, respectively.

7.  Salaries and number of employees

Salaries and related costs

	Year ended March 31,
	2007	2006	2005
	In € millions
Wages and salaries	4,899	4,677	4,438
Net periodic pension cost	130	193	208
Social contributions	1,566	1,388	1,313
Expenses related to share-based compensation	32	29	69
Other expenses	62	70	(34)

Total	6,689	6,357	5,994

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The Group pays contributions for a multi-employer plan in France, the CRPN (public pension fund for crew). This plan is accounted for as a defined contribution plan.

Average number of employees

	Year ended March 31,
	2007	2006	2005
Flight deck crew	8,020	7,870	7,786
Cabin crew	20,701	20,294	19,829
Ground staff	74,329	74,258	74,462

Total	103,050	102,422	102,077

8.  Amortization, depreciation and provisions

	Year ended March 31,
	2007	2006	2005
	In € millions
Amortization and depreciation
Intangible assets	42	39	30
Flight equipment	1,488	1,371	1,280
Other property, plant and equipment	252	246	251

	1,782	1,656	1,561
Provisions
Fixed assets	—	—	34
Inventories	—	1	—
Trade receivables	5	12	7
Risks and contingencies	3	59	(13)

	8	72	28

Total	1,790	1,728	1,589

A description of changes in amortization and impairment is included in notes 16 and 18.

The detail of changes in inventory impairment is included in notes 23, 24 and 25.

The movements in provisions for risks and charges are detailed in note 29.

9.  Other income and expenses

	Year ended March 31,
	2007	2006	2005
	In € millions
Joint operation of routes	(8)	(61)	(47)
Operations-related currency hedges	3	25	12
Other	10	(40)	39

Total	5	(76)	4

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

10.  Other non-current income and expenses

	Year ended March 31,
	2007	2006	2005
	In € millions
Sales of aircraft equipment	13	2	19

Gain on Amadeus GTD transaction	16	504	—
Restructuring costs	(36)	(1)	(21)
Disposal of subsidiaries and affiliates	—	3	(1)
Compensation on slot swaps	—	4	17
Loss for future disposal of aircraft	(20)	—	—
Other	20	2	9

Other non-current income and expenses	(20)	512	4

Gain on Amadeus GTD transaction

Please refer to note 20.

Restructuring costs

Restructuring costs for the year ended March 31, 2007 mainly correspond to the abolition of the flight engineer’ position linked to the expected withdrawal from service of the oldest Boeing B747 cargo aircraft.

Disposal of subsidiaries and affiliates

No significant disposal of subsidiaries or affiliates occurred during the years ended March 31, 2007 and 2006.

During the year ended March 31, 2005, the Group sold Amadeus France SNC. The impact of this disposal is described in note 13.

Loss for future disposal of aircraft

AFPL recorded a loss of € 20 million relating to an aircraft destined to be sold.

Other

As of March 31, 2007, this line comprises a € 13 million capital gain on the disposal of the land at the Montaudran site.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

11.  Net cost of financial debt and other financial income and expenses

	Year ended March 31,
	2007	2006	2005
	In € millions
Income from cash and cash equivalents
Income from marketable securities	71	52	36
Other financial income	196	116	89

	267	168	125

Cost of financial debt
Loan interests	(200)	(205)	(284)
Lease interests	(241)	(220)	(83)
Capitalized interests	38	40	25
Other financial expenses	(4)	(7)	(5)

	(407)	(392)	(347)

Net cost of financial debt	(140)	(224)	(222)

Other financial income and expenses
Foreign exchange gains (losses), net	(3)	(13)	(2)
Change in fair value of financial assets and liabilities	43	6	—
Net (charge) release to provisions	(10)	(24)	(6)
Other	(5)	—	—

	25	(31)	(8)

Total	(115)	(255)	(230)

The interest rate used in the calculation of capitalized interest is 4.60% for the year ended March 31, 2007, 3.76% for the year ended March 31, 2006 and 3.80% for the year ended March 31, 2005.

Net foreign exchange result include an unrealized net gain/(loss) of € 5 million, € (8) million for the year ended March 31, 2006 and € (4) million for the year ended March 31, 2005. The impact related to currency derivatives amounted to € (13) million for the year ended March 31, 2007 and € (4) million for the year ended March 31, 2006.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of € 9 million, as a result of the stock price decreasing significantly during the year ended March 31, 2007.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of € 9 million, as a result of the stock price decreasing significantly during the year ended March 31, 2006.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

12.  Income taxes

12.1.  Income tax charge

Income before tax and income taxes for the years ended March 31, 2007, 2006 and 2005 is analyzed as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Income before tax
France	630	(136)	202
Foreign	488	1,336	1,495
Total	1,118	1,200	1,697

Current tax expense
France	—	(157)	(7)
Foreign	(4)	(1)	—
Total	(4)	(158)	(7)

Deferred tax income / (expense)
France	(222)	4	(118)
Foreign	(22)	(102)	(21)
Total	(244)	(98)	(139)

Current and deferred income taxes are detailed as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Current tax expense	(4)	(158)	(7)
Charge for the year	(4)	(158)	(7)
Adjustment of previous current tax charges	—	—	—

Deferred tax income / (expense) from continuing operations	(244)	(98)	(126)
Change in temporary differences	(146)	(54)	(114)
Change in tax rates	80	17	30
(Use) / recognition of tax loss carryforwards	(178)	(61)	(42)

Income tax (expense) / income from continuing operations	(248)	(256)	(133)

Tax on the net income from discontinued operations	—	—	(13)

Total income tax (expense) / credit	(248)	(256)	(146)

The current tax charge relates to the amounts paid or payable in the short term to the tax authorities in respect of the financial year, in accordance with the regulations prevailing in various countries and any applicable treaties.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

12.2.  Deferred tax recorded directly in equity

	Year ended March 31,
	2007	2006	2005
	In € millions
Hybrid instruments	—	(24)	—
Cash flow hedge	264	(541)	—

Total	264	(565)	—

12.3.  Effective tax rate

The difference between the standard tax rate in France and the effective tax rate is detailed as follows :

	Year ended March 31,
	2007		2006		2005
	In € millions
Income before tax		1,118		1,200		1,697

Theoretical tax calculated with the standard tax rate in France	34.43%	385	34.43%	414	34.93%	593
Differences in French / foreign tax rates		(36)		(17)		(14)
Negative goodwill		—		(2)		(473)
Non deductible expenses		12		51		27
Income taxed at non-current tax rates		—		(135)		7
Non-taxable income		(7)		(2)		(16)
Use of tax loss carryforwards		(16)		(4)		(8)
Change in tax rate		(80)		(17)		(30)
Adjustment of previous current tax charges		8		(4)		2
Tax on Amadeus GTD reserves		—		—		41
TSDI settlement		—		(28)		—
Other		(18)		—		4

Income tax expenses	22.2%	248	21.3%	256	7.8%	133

The tax rate applicable in France was set at 34.43% by the 2006 French Finance Law for financial years ending after January 1, 2007.

In Netherlands, the tax rate has decreased from 29.6% to 25.5% beginning January 1, 2007.

12.4.  Unrecognized deferred tax assets (basis)

	Year ended March 31,
	2007	2006	2005
	In € millions
Temporary differences	128	98	89
Tax losses	300	355	373
Tax losses at non-current tax rates	—	100	106

Total	428	553	568

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

As of March 31, 2007, unrecognized deferred tax assets mainly represent subsidiary tax loss carryforwards prior to the Air France group’s tax integration, as well as tax loss carry forwards in certain subsidiaries in the United Kingdom.

Pursuant to Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions apply to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

In the Netherlands, fiscal losses can be carried forward for an unlimited period.

12.5.  Deferred tax recorded on the balance sheet

	April 1, 2006	Amounts recorded in income	Amounts recorded in equity	Reclassification	March 31, 2007
	In € millions
Intangible assets	103	(14)	—	—	89
Flight equipment	616	(45)	45	—	616
Other property, plant and equipment	153	(16)	—	—	137
Investments in equity associates	—	—	—	—	—
Other non-current financial assets	(96)	(4)	—	—	(100)
Pension assets	547	(11)	—	(7)	529
Other non-current assets	277	2	(118)	—	161
Other short term financial assets	2	(5)	—	—	(3)
Other current assets	280	(8)	(144)	—	128
Provisions and retirement benefits—non-current	20	42	—	—	62
Long-term debt	(448)	71	—	—	(377)
Other non-current liabilities	(38)	33	(22)	—	(27)
Provisions—current	(34)	(9)	—	—	(43)
Short term portion of long-term debt	(96)	73	—	—	(23)
Other current liabilities	(21)	(12)	(3)	—	(36)
Others	33	(34)	(22)	7	(16)
Deferred tax corresponding to fiscal losses	(466)	181	—	53	(232)
Deferred tax (Asset) / Liability	832	244	(264)	53	865

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

	April 1, 2005	Amounts recorded in income	Amounts recorded in equity	Reclassification	March 31, 2006
	In € millions
Intangible assets	111	(8)	—	—	103
Flight equipment	691	(76)	1	—	616
Other property, plant and equipment	121	32	—	—	153
Investments in equity associates	46	(46)	—	—	—
Other non-current financial assets	(103)	8	(1)	—	(96)
Pension assets	522	25	—	—	547
Other non-current assets	7	(1)	271	—	277
Other short term financial assets	1	—	1	—	2
Other current assets	4	(47)	323	—	280
Provisions and retirement benefits—non-current	(71)	91	—	—	20
Long-term debt	(517)	44	25	—	(448)
Other non-current liabilities	(1)	1	(38)	—	(38)
Provisions—current	(24)	(10)	—	—	(34)
Short term portion of long-term debt	(40)	(56)	—	—	(96)
Other current liabilities	(7)	3	(17)	—	(21)
Others	(39)	76	—	(4)	33
Deferred tax corresponding to fiscal losses	(528)	62	—	—	(466)
Deferred tax (Asset) / Liability	173	98	565	(4)	832

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

	April 1, 2004	Amounts recorded in income	Acquisition of KLM	March 31, 2005
	In € millions
Intangible assets	(3)	(22)	136	111
Flight equipment	833	131	(273)	691
Other property, plant and equipment	57	(18)	82	121
Investments in equity associates	5	41	—	46
Other non-current financial assets	(99)	(2)	(2)	(103)
Pension assets	—	(75)	597	522
Other non-current assets	(1)	8	—	7
Other short term financial assets	1	13	(13)	1
Inventories	—	(2)	2	—
Account receivables	—	(7)	7	—
Other current assets	(26)	30	—	4
Cash and cash equivalents	3	(3)	—	—
Provisions and retirement benefits—non-current	(76)	12	(7)	(71)
Long-term debt	(509)	(5)	(3)	(517)
Other non-current liabilities	—	(1)	—	(1)
Provisions—current	3	(27)	—	(24)
Short term portion of long-term debt	(27)	(13)	—	(40)
Other current liabilities	(5)	14	(16)	(7)
Others	(38)	15	(16)	(39)
Deferred tax corresponding to fiscal losses	(391)	49	(186)	(528)
Deferred tax (Asset) / Liability	(273)	138	308	173

13.  Discontinued operations

During the years ended March 31, 2007 and March 31, 2006, the Group initiated no disposal process which could be considered as a “discontinued operation”.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

13.1.  Net income from discontinued operations

Information regarding discontinued operations :

	Year ended March 31,
	2007	2006	2005
	In € millions
Sales	—	—	71
Expenses	—	—	(65)
Gain on disposal	—	—	66
Income before tax	—	—	72
Income taxes	—	—	(13)

Net income from discontinued operations	—	—	59

For the year ended March 31, 2005, the gain on the disposal of subsidiaries and affiliates (€ 66 million) is mainly due to the sale of Amadeus France SNC to Amadeus GTD at December 30, 2004. This company was previously fully consolidated in the Air France-KLM consolidated financial statements. Between April 1, 2004 and December 30, 2004, the disposal date, operations of Amadeus France SNC have been classified as discontinued operations.

13.2.  Impact on the cash flow statement of discontinued operations

Amadeus France’s contribution to the cash flows statement of the Group is as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Cash flows from operating activities	—	—	6
Cash flows from investing activities	—	—	66
Cash flows from financing activities	—	—	(4)

14.  Earnings per share

Basic earnings per share are calculated by dividing the income for the period—Group share by the average number of shares outstanding during the period.

Diluted earnings per share are calculated by dividing the income for the period—Group share adjusted of effects of dilutive instruments’ exercise, by the average weighted number of shares outstanding during the period, adjusted for the effect of all dilutive potential ordinary shares.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

14.1.  Income for the period—Group share per share

Reconciliation of income used to calculate earnings per share

	Year ended March 31,
	2007	2006	2005
	In € millions
Income for the period—Group share	891	913	1,710

Dividends to be paid to priority shares	—	—	—

Income for the period—Group share (used to calculate basic earnings per share)	891	913	1,710

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)	11	10	—

Income for the period—Group share (used to calculate diluted earnings per share)	902	923	1,710

Reconciliation of the number of shares used to calculate earnings per share

	Year ended March 31,
	2007	2006	2005
	In € millions
Weighted average number of :
– Ordinary shares issued	269,386,917	269,383,518	264,898,897
– Treasury stock held regarding stock option plan	(3,306,962)	(5,107 510)	(4,440,889)
– Treasury stock held in stock buyback plan	(65,157)	(852,430)	(1,752,865)

Number of shares used to calculate basic earnings per share	266,014,798	263,423,578	258,705,143

Weighted average number of ordinary shares :
– Conversion of convertible bonds	22,609,756	20,628,132	—
– Conversion of warrants	6,474,815	—	—
– Exercise of stock options	1,084,072	175,362	189,861

Number of potential ordinary shares	30,168, 643	20,803,494	189,861

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	296,183,441	284,227,072	258,895,004

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

14.2.  Net income from continuing operations

Reconciliation of income used to calculate net income from continuing operations per share

Income used to calculate net income from continuing operations per share breaks down as follows :

	Year ended March 31,
	2007	2006	2005
	In € millions
Net income from continuing operations	887	921	1,637
Dividends to be paid to priority shares	—	—	—
Net income from continuing operations
(used to calculate basic earnings per share)	887	921	1,637

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)	11	10	—

Net income from continuing operations
(used to calculate diluted earnings per share)	898	931	1,637

Reconciliation of the number of shares used to calculate net income from continuing operations per share

The reconciliation of the number of shares used to calculate net income from continuing operations per share is presented in note 14.1.

14.3.  Net income from discontinued operations per share

Net income from discontinued operations per share

	Year ended March 31,
	2007	2006	2005
	In euros
Net income from discontinued operations per share (basic)	—	—	0.23
Net income from discontinued operations per share (diluted)	—	—	0.23

Reconciliation of income used to calculate net income from discontinued operations per share

	Year ended March 31,
	2007	2006	2005
	In € millions
Net income from discontinued operations	—	—	59
Dividends to be paid to priority shares
Net income from discontinued operations
(used to calculate basic earnings per share)	—	—	59

Impact of potential ordinary shares :
– interest paid on convertible bonds (net of tax)

Net income from discontinued operations
(used to calculate diluted earnings per share)	—	—	59

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of the number of shares used to calculate net income from discontinued operations per share

The reconciliation of the number of shares used to calculate net income from discontinued operations per share is presented in note 14.1

14.4.  Non dilutive instruments

•  As of March 31, 2007

As of March 31, 2007, there were no non-dilutive instruments.

•  As of March 31, 2006

As of March 31, 2006, non-dilutive instruments comprised 45 090 617 equity warrants for new or existing shares, described in note 27.1 (45 093 299 as of March 31, 2005), and 3 821 040 stock options described in note 28, for an average exercise price of € 15.59 (4 763 763 stock options for an average exercise price of € 15.76 as of March 31, 2005).

•  As of March 31, 2005

Following the exchange offer for KLM shares into Air France-KLM shares 45 093 299 equity warrants for new or existing shares were issued in May 2004. These instruments are described in note 27.1.

14.5. Instruments issued after the closing date

No instrument was issued after the closing date.

15.  Goodwill

Detail of consolidated goodwill

	Year ended March 31,
	2007			2006			2005
	Gross value	Impairment	Net value	Gross value	Impairment	Net value	Gross value	Impairment	Net value
	In € millions
UTA	112	—	112	112	—	112	112	—	112
Régional	60	—	60	60	—	60	60	—	60
Britair	18	—	18	18	—	18	18	—	18
Cityjet	11	—	11	11	—	11	11	—	11
Others	3	—	3	7	—	7	4	—	4

Total	204	—	204	208	—	208	205	—	205

All the goodwill has been allocated to the « Passenger » business.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Movement in net book value of goodwill

	Year ended March 31
	2007	2006	2005
	In € millions
Opening balance	208	205	202
Additions	(1)	3	3
Reclassification	(3)	—	—
Disposals	—	—	—

Closing balance	204	208	205

16.  Intangible assets

	Trademarks and slots	Customers relationships	Other intangible assets	Total
	In € millions
Gross value
Amount as of April 1, 2004	26	—	135	161
Additions	—	—	23	23
KLM acquisition	280	107	48	435

Amount as of March 31, 2005	306	107	206	619

Additions	1	—	29	30
Disposals	(2)	—	(11)	(13)
Transfer	—	—	3	3

Amount as of March 31, 2006	305	107	227	639

Additions	3	—	35	38
Disposals	—	—	(3)	(3)
Transfer	—	—	2	2

Amount as of March 31, 2007	308	107	261	676

Depreciation and impairment
Amount as of April 1, 2004	(2)	—	(135)	(137)
Charge to depreciation	—	(15)	(15)	(30)
Transfers	2	—	(17)	(15)

Amount as of March 31, 2005	—	(15)	(167)	(182)

Charge to depreciation	—	(18)	(21)	(39)
Releases on disposal	—	2	11	13
Transfer	—	—	(3)	(3)

Amount as of March 31, 2006	—	(31)	(180)	(211)

Charge to depreciation	—	(16)	(26)	(42)
Releases on disposal	—	—	3	3
Transfer	—	—	(2)	(2)

Amount as of March 31, 2007	—	(47)	(205)	(252)

Net value
as of April 1, 2004	24	—	—	24
as of March 31, 2005	306	92	39	437
as of March 31, 2006	305	76	47	428
As of March 31, 2007	308	60	56	424

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Trademarks KLM and Transavia and slots (takeoff and landing) were acquired by the Group as part of the acquisition of KLM. These intangible assets have an indefinite useful life as the nature of the assets means they have no time limit.

17.  Impairment

Concerning the methodology used for the asset impairment test, the Group has allocated all goodwill and intangible assets with indefinite lives to the cash-generating units (CGU), which correspond to Group’s businesses (refer to “Accounting policies”).

The net book value of the “passenger” business tested includes € 201 million relating to goodwill and € 308 million relating to intangible assets with indefinite useful lives.

The recoverable value of the passenger CGU, the main CGU of the Group, which corresponds to its value in use, has been determined using :

–	the future discounted cash flows of the middle-term target validated by the management made for the three years after the date of the test, and

–	the discounted cash flows with a rate of increase which reflect the market consensus on the business.

–	They amount to 5% a year from year four to year ten, and 2% thereafter.

The discount rates are 7% and 7.4 % for the years ended March 31, 2007 and 2006, respectively. They correspond to the weighted average cost of the Group’s capital.

As of March 31, 2007, the sensitivity of the recoverable value of the passenger CGU to the variation of one point of the discount rate or of the rate of increase would not have any consequences regarding impairment.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

18.  Tangible assets

	Flight equipment					Other tangible assets					Total
	Owned aircraft	Leased aircraft	Assets in progress	Other	Total	Land and buildings	Equipment and machinery	Assets in progress	Other	Total
	In € millions
Gross value
Amount as of April 1, 2004	4,343	1,452	624	1,155	7,574	1,234	594	73	683	2,584	10,158
Additions	439	174	261	914	1,788	100	80	79	91	350	2,138
Disposals	(512)	(108)	—	(326)	(946)	(52)	(32)	—	(32)	(116)	(1,062)
KLM acquisition	1,026	1,997	235	291	3,549	553	144	80	28	805	4,354
Transfer	328	203	(69)	(299)	163	77	7	(69)	(4)	11	174
Currency translation adjustment	(28)	211	(20)	(1)	162	—	—	—	(1)	(1)	161

Amounts as of March 31, 2005	5,596	3,929	1,031	1,734	12,290	1,912	793	163	765	3,633	15,923

Additions	613	62	1,030	511	2,216	49	62	169	52	332	2,548
Disposals	(227)	(101)	(52)	(302)	(682)	(19)	(37)	(7)	(21)	(84)	(766)
Changes in consolidation scope	—	—	(32)	—	(32)	—	7	—	2	9	(23)
Transfer	231	310	(853)	324	12	139	26	(199)	(23)	(57)	(45)
Currency translation adjustment	11	—	14	—	25	—	(2)	—	—	(2)	23

Amounts as of March 31, 2006	6,224	4,200	1,138	2,267	13,829	2,081	849	126	775	3,831	17,660

Additions	662	397	547	431	2,037	116	100	56	75	347	2,384
Disposals	(259)	(31)	(30)	(335)	(655)	(59)	(22)	—	(16)	(97)	(752)
Changes in consolidation scope	—	(5)	—	(11)	(16)	—	(2)	—	—	(2)	(18)
Fair value hedge	—	—	111	—	111	—	—	—	—	—	111
Transfer	1 352	(131)	(597)	(636)	(12)	34	9	(37)	(3)	3	(9)
Currency translation adjustment	(7)	5	1	—	(1)	—	(1)	—	—	(1)	(2)

Amounts as of March 31, 2007	7,972	4,435	1,170	1,716	15,293	2,172	933	145	831	4,081	19,374

Depreciation and impairment
Amounts as of April 1, 2004	(528)	(103)	—	(436)	(1,067)	(640)	(436)	—	(485)	(1,561)	(2,628)
Charge to depreciation	(508)	(444)	—	(362)	(1,314)	(106)	(69)	—	(76)	(251)	(1,565)
Releases on disposal	282	25	—	300	607	25	21	—	24	70	677
Changes in consolidation scope	—	—	—	—	—	2	—	—	22	24	24
Transfer	(90)	83	—	(143)	(150)	—	(1)	—	(23)	(24)	(174)
Currency translation adjustment	26	4	—	(2)	28	(2)	5	—	1	4	32

Amounts as of March 31, 2005	(818)	(435)	—	(643)	(1,896)	(721)	(480)	—	(537)	(1,738)	(3,634)

Charge to depreciation	(591)	(294)	—	(485)	(1,370)	(110)	(73)	—	(64)	(247)	(1,617)
Releases on disposal	171	39	—	245	455	14	33	—	17	64	519
Transfer	(32)	32	—	—	—	1	7	—	37	45	45
Currency translation adjustment	3	(1)	—	(3)	(1)	—	—	—	—	—	(1)

Amounts as of March 31, 2006	(1,267)	(659)	—	(886)	(2,812)	(816)	(513)	—	(547)	(1,876)	(4,688)

Charge to depreciation	(716)	(311)	—	(461)	(1,488)	(115)	(72)	—	(65)	(252)	(1,740)
Loss for future disposal	(20)	—	—	—	(20)	—	—	—	—	—	(20)
Releases on disposal	209	25	—	329	563	24	19	—	14	57	620
Changes in consolidation scope	—	5	—	4	9	—	1	—	—	1	10
Transfer	(300)	36	—	271	7	(2)	(7)	—	5	(4)	3
Currency translation adjustment	3	(4)	—	—	(1)	—	—	—	—	—	(1)

Amounts as of March 31, 2007	(2,091)	(908)	—	(743)	(3,742)	(909)	(572)	—	(593)	(2,074)	(5,816)

Net value
As of April 1, 2004	3,815	1,349	624	719	6,507	594	158	73	198	1,023	7,530
As of March 31, 2005	4,778	3,494	1,031	1,091	10,394	1,191	313	163	228	1,895	12,289
As of March 31, 2006	4,957	3,541	1,138	1,381	11,017	1,265	336	126	228	1,955	12,972
As of March 31, 2007	5,881	3,527	1,170	973	11,551	1,263	361	145	238	2,007	13,558

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Note 35 details the amount of pledged tangible assets.

Commitments to property purchases are detailed in notes 34 and 35.

The net value of tangible assets financed under capital lease amounts to € 3 811 million as of March 31, 2007 against € 3 912 million as of March 31, 2006 and € 3 710 million as of March 31, 2005.

19.  Capital expenditure

The detail of investments in property, plant and equipment and intangible assets presented in the consolidated cash flow statements is as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Acquisition of tangible assets	2,384	2,548	2,138
Acquisition of intangible assets	38	30	23
Accounts payable on acquisitions and capitalized interests	(44)	(34)	(30)

	2,378	2,544	2,131

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

20.  Equity affiliates

Movements over the period

The table below presents the movement in equity affiliates :

	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair	Kenya Airways	Other	Total
	In € millions
Value of share in investment as at March 31, 2004	287	31	—	—	21	339
Share in net income of equity affiliates	50	3	9	9	2	73
Distributions	(8)	(2)	—	—	—	(10)
Changes in consolidation scope	—	—	146	22	7	175
Transfers and reclassifications	—	2	—	—	—	2
Currency translation adjustment	—	(2)	—	—	—	(2)

Value of share in investments as of March 31, 2005	329	32	155	31	30	577

Share in net income of equity affiliates	14	4	(59)	15	3	(23)
Distributions	—	(3)	(1)	(2)	(1)	(7)
Changes in consolidation scope	—	—	—	—	5	5
First application of IAS 32 and 39	(30)	—	—	—	—	(30)
Amadeus transaction	(313)	—	—	—	—	(313)
Transfers and reclassifications	—	—	(3)	5	(5)	(3)
Currency translation adjustment	—	—	—	—	(2)	(2)

Value of share in investment as of March 31, 2006	—	33	92	49	30	204

Share in net income of equity affiliates	—	—	(7)	11	13	17
Distributions	—	(3)	—	—	(1)	(4)
Change in consolidation scope	—	—	—	—	18	18
Transfers and reclassifications	—	—	(1)	—	(2)	(3)
Currency translation adjustment	—	—	—	—	(4)	(4)

Value of share in investment as of March 31, 2007	—	30	84	60	54	228

As of March 31, 2007, the ownership structure of WAM Acquisition is as follows: 22.08% Air France, 11.04% Iberia, 11.04% Lufthansa, 50.34% Amadelux Investments and 5.5% by the management. The ownership structure of Alpha plc is as follows: 27% Servair ; the other shareholders are mainly institutional investors. The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair.

KLM held 26% of the capital of Kenya Airways.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

During the year ended March 31, 2007, the WAM General Shareholders’ Meeting, held on March 28, 2007, decided on a dividend distribution of € 68 million. The Group’s share amounts to € 16 million and has been recorded in “Other non-current income and expenses”.

As of March 31, 2006, the ownership structure of WAM Acquisition was as follows: 23.4% Air France, 11.7% Iberia, 11.7% Lufthansa and 53.2% Amadelux Investments.

As of March 31, 2005, Air France-KLM owned a 23.36% interest in Amadeus, a Spanish company, which was accounted for as an equity method investment.

In July 2005, private equity funds (the “financial investors”) structured a leveraged buy out of Amadeus whereby WAM Acquisition S.A. (“WAM”), a newly created and highly leveraged company tendered all Amadeus class A and class B shares in cash. Air France-KLM’s portion of the total price paid in cash by the financial investors was €1,022 million at the date of the transaction.

Simultaneously, Air France-KLM and the financial investors entered into an investing agreement, whereby Air France-KLM invested €129 million in common stock of WAM (which represented an identical stake that it had in Amadeus, i.e. 23.36%). Additionally, Air France-KLM agreed to provide a shareholder loan to WAM for an amount of € 76 million. Such loan is subordinated to the senior credit agreement, bears interest and matures in 2020. There were no other equity instruments issued by WAM.

Beyond the investment and shareholder loan in WAM, the Group has not guaranteed any debt or entered into any “make-well agreements” that may require it to infuse cash into WAM under any circumstances.

Based on the above-described terms of the transaction, Air France-KLM considered that it contributed its historical stake (23.36%) in Amadeus to WAM for an identical stake in WAM plus a net cash distribution, WAM being the same company as Amadeus, only more leveraged. The Group’s economic interest in the Amadeus business was not reduced. Therefore, the Group accounted for the transaction as the receipt of a large distribution from an equity affiliate, with no reduction in ownership. Consistent with IFRS, such distribution was first reflected as a reduction of the carrying value of WAM. The amount of distribution in excess of the carrying value of WAM was then recognized as income as WAM’s distribution is not refundable by agreement or law and Air France-KLM is not liable for the obligations of the equity affiliate or otherwise committed to provide financial support to the affiliate.

The gain recognized by the Group during the year ended March 31, 2006 was computed as follows (in € millions):

Cash received from WAM	1,022
Investment in cash for WAM Equity	(129)
Shareholders’ Loan in cash	(76)
Equity Investment in Amadeus before the transaction	(313)

Gain recognized	504

Additionally, the Group did not recognize its earnings in WAM following the leveraged buy out transaction. The Group will resume recognizing its share of earnings in WAM in accordance with IAS 28 only when Air France-KLM’s share of WAM’s cumulative net income equals the gain recognized in the transaction.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The ownership structure of Alpha plc was as follows: 27% by Servair ; the other shareholders were mainly institutional investors.

The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair. An impairment charge has been recorded on the Group’s investment in Martinair for an amount of € 59 million recorded in “Share of profits (losses) of associates”.

KLM held 26% of the capital of Kenya Airways.

As of March 31, 2005, Air France held 23.4% of Amadeus GTD, Iberia 18.3%, Lufthansa 5% and the general public 53.3%. Amadeus was listed for trading on a regulated market and the market value of Amadeus shares owned by the Group amounted to € 1,003 million.

The ownership structure of Alpha plc was as follows: 27% by Servair ; the other shareholders were mainly institutional investors.

The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair.

KLM held 26% of the capital of Kenya Airways.

Simplified financial statements of the main equity affiliates

The equity affiliates as of March 31, 2007 mainly concerned the following companies, in which the Group has a significant influence:

–	WAM Acquisition

WAM Acquisition is the holding company of the Amadeus group. The Amadeus group develops booking tools and technology solutions dedicated to business and leisure travels. This expertise makes it the global partner of choice for: travel agents, rail and airlines operators, hotel chains, car rental companies. Furthermore, the Amadeus group also partners businesses involved in the reservation and management of business travel.

–	Alpha Airport PLC (group publishing consolidated financial statements)

The Alpha Airports group provides retail and catering services for airlines and airports. The group operates over 200 retailing and catering outlets in 83 airports in 15 countries across five continents. The group’s inflight catering business offers a comprehensive range of catering logistics, flight catering and management services for over 100 airlines.

–	Martinair (group publishing consolidated financial statements)

Located in the Netherlands, Martinair’s core business is the air transport of passengers and freight out of Amsterdam.

–	Kenya Airways

Kenya Airways is a Kenyan airline based in Nairobi.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The financial information for the principal equity affiliates for the years ended March 31, 2005, 2006 and 2007 ( excluding consolidation adjustments) is presented below.

	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair	Kenya Airways
	31/12/2004	31/01/2005	31/12/2004	31/03/2004
	In € millions
% holding as of March 31, 2005	23.4%	26.2%	50.0%	25.0%
Operating revenues	2,057	715	959	313
Operating income	343	22	23	28
Net income	208	13	13	13
Stockholder’s equity as of March 31, 2005	942	62	318	89
Total assets	1,675	243	682	310
Total liabilities and stockholder’s equity	1,675	243	682	310

	31/07/2005 (one month)	31/01/2006	31/12/2005	31/03/2005
% holding as of March 31, 2006	23.4%	26.1%	50.0%	25.0%
Operating revenues	180	807	1,121	464
Operating income	(68)	30	22	73
Net income / loss	(89)	20	17	43
Stockholders’ equity as of March 31, 2006	21	62	322	122
Total assets	5,252	294	710	465
Total liabilities and stockholders’ equity	5,252	294	710	465

	31/12/2006 (5 months)	31/01/2007	31/12/2006	31/03/2006
% holding as of March 31, 2007	22.1%	26.0%	50.0%	25.0%
Operating revenues	1,076	830	1,236	580
Operating income	47	12	(17)	90
Net income / loss	(80)	5	(13)	53
Stockholders’ equity as of March 31, 2007	(156)	61	281	197
Total assets	5,577	288	703	791
Total liabilities and stockholders’ equity	5,577	288	703	791

Other information

The share of WAM Acquisition’s loss that has not been recorded in the Group’s consolidated financial statements amounted to € (18) million for the year ended March 31, 2007. Given the negative net equity after neutralization of the sum reinvested by the Air France-KLM Group, its contribution to the consolidated financial statements is nil.

The closing date for the WAM Acquisition financial statements has changed. The duration of the financial year ended December 31, 2006 is, thus, five months. The loss of the previous year ended July 31, 2006 amounted to € (116) million, corresponding to a Group share of € (26) million.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Carrying value of listed equity affiliates

The carrying value of the Group’s stakes in listed equity affiliates is as follows at March 31, 2007:

	% interest	Net value	Market value*
	In € millions
Alpha Plc	26%	30	47
Kenya Airways	25%	60	130

*	Based on stock price as of March 31, 2007

21.  Pension assets

	Year ended March 31,
	2007	2006	2005
	In € millions
Opening balance	1,903	1,767	23
Net periodic pension cost for the period	(13)	(115)	(106)
Contributions paid to the funds	207	249	226
Acquisition of KLM	—	—	1,624
Currency translation adjustment	—	2	—

Closing balance	2,097	1,903	1,767

The detail of these pension assets is presented in note 29.1.

22.  Other financial assets

	Year ended March 31,
	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
	In € millions
Marketable securities	533	—	865	—	578	—
Treasury shares	—	—	—	—	—	27
Loans and receivables	123	1,075	65	1,130	45	986
Miscellaneous financial assets	33	1	2	24	31	75
Financial assets available for sale	—	73	—	77	—	57
Other	—	—	—	—	—	15

Gross value	689	1,149	932	1,231	654	1,160

Impairment at opening	—	(49)	—	(47)	—	(44)
New impairment charge	—	(5)	—	(2)	—	(3)

Impairment at closing	—	(54)	—	(49)	—	(47)

Total	689	1,095	932	1,182	654	1,113

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Loans and receivables

Loans and receivables mainly include deposits on flight equipment operating and capital leases.

Financial assets available for sale

	Fair Value	% interest	Stockholder’s equity	Net income	Stock price (in €)	Closing date
	In € millions
As of March 31, 2007
Alitalia (*)	26	2.00%	1,237	(221)	0.944	December 2006 (***)
Club Med (*)	17	2.00%	514	5	43.87	October 2006
Opodo	—	5.60%	22	(35)	NA	December 2005
Voyages Fram	9	8.70%	123	(5)	NA	December 2006
Others	21

Total	73

As of March 31, 2006
Alitalia (*) (**)	32	2.00%	1,462	(167)	1.15	December 2005
Austrian Airlines (*)	4	1.50%	566	(129)	8.39	December 2005
Opodo	3	5.94%	(4)	(50)	NA	December 2004
Voyages Fram	9	8.70%	123	(17)	NA	December 2004
Others	29

Total	77

As of March 31, 2005
Alitalia (*)	16	2.00%	1,264	(520)	0.228	December 2004
Austrian Airlines (*)	9	1.50%	631	40	7.87	December 2004
Opodo	—	8.30%	(15)	(64)	NA	December 2003
Voyages Fram	9	8.7%	142	(15)	NA	December 2003
Others	23

Total	57

(*)	Listed company
(**)	A reverse stock split occurred during the financial year, which replaced 30 old shares with 1 new share.
(***)

Because consolidated accounts for the year ended December 31, 2006 are not available, the amount of shareholder’s equity and net result are communicated based on the half-year figures as of June 30, 2006.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

23.  Inventory and work in progress

	Year ended March 31,
	2007	2006	2005
	In € millions
Aeronautical spare parts	332	331	305
Other supplies	126	134	125
Production work in progress	4	2	55

Gross value	462	467	485

Opening valuation allowance	(127)	(103)	(116)
Charge allowance	(8)	(29)	—
Use of allowance	9	5	—
Releases of allowance no longer required	—	—	13
Reclassification	24	—	—

Closing valuation allowance	(102)	(127)	(103)

Net value of inventory	360	340	382

24.  Trade accounts receivable

	Year ended March 31,
	2007	2006	2005
	In € millions
Passenger	1,448	1,330	977
Cargo	380	392	330
Maintenance	352	303	382
Airlines	459	503	438
Other	62	97	247

Gross value	2,701	2,625	2,374

Opening valuation allowance	(107)	(102)	(99)
Charge to allowance	(14)	(17)	(30)
Use of allowance	16	12	27
Reclassification	14	—	—

Closing valuation allowance	(91)	(107)	(102)

Net value	2,610	2,518	2,272

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

25.  Other assets

	Year ended March 31,
	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
	In € millions
Suppliers with debit balances	71	—	70	—	153	—
State	83	—	79	7	82	—
Derivative instruments	456	589	1,022	973	88	299
Prepayments	223	—	294	—	304	—
Other debtors	445	15	296	102	347	37

Gross value	1,278	604	1,761	1,082	974	336

Opening valuation allowance	(5)	—	(5)	—	(5)	—
Charge to allowance	(4)	—	—	—	—	—
Use of allowance	3	—	—	—	—	—
Release of allowance no longer required	1	—	—	—	—	—
Reclassification	(2)	—	—	—	—	—
Closing valuation allowance	(7)	—	(5)	—	(5)	—

Net realizable value of other assets	1,271	604	1,756	1,082	969	336

26.  Cash, cash equivalents and bank overdrafts

	Year ended March 31,
	2007	2006	2005
	In € millions
Negotiable debt securities	15	25	32
Mutual funds (SICAV)	3,234	2,062	963
Bank deposits	—	639	654
Cash in hand	248	220	398

Total cash and cash equivalents	3,497	2,946	2,047

Bank overdrafts	(133)	(102)	(262)

Cash, cash equivalent and bank overdraft	3,364	2,844	1,785

27.  Equity attributable to equity holders of Air France-KLM SA

27.1. Issued capital

As of March 31, 2007, the issued capital of Air France-KLM comprised 279,365,707 fully paid-up shares. Each share is entitled to one vote. The nominal value of each share amounts to 8.5 euros.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Authorized stock

Since July 12, 2005, the shareholders have delegated to the Board of Directors the power to carry out any capital increase (other than by way of an in-kind contribution), provided that this increase has been previously authorized by the shareholders.

Pursuant to the Combined Ordinary and Extraordinary Shareholders’ Meeting of Air France-KLM held on July 12, 2005, the Board of Directors has the authority, to issue ordinary shares and securities giving access via any and all means, immediately or in the future, to existing shares or shares to be issued by the Group, for a maximum amount of 66,905,034 shares.

Breakdown of stock and voting rights

The breakdown of stock and voting rights is as follows:

	Year ended March 31,
	% of capital			% of voting rights
	2007	2006	2005	2007	2006	2005
French State	18%	18%	23%	18%	19%	24%
Employees and former employees	11%	14%	12%	11%	14%	12%
Treasury shares	1%	2%	2%	—	—	—
Other	70%	66%	63%	71%	67%	64%

	100%	100%	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions (BASA) were issued. Three BASAs give the holder the right to purchase and/or subscribe to 2.066 new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA.

During the year ended March 31, 2007, 14,503,347 BASA were exercised, leading to the issuance of 9,982,189 shares and to the exchange of 5 106 existing shares.

As of March 31, 2007, 30,587,270 BASA remain floating.

The maximum potential increase in the equity capital of Air France-KLM is € 408 million.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

27.2.  Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by Air France-KLM.

	Year ended March 31,
	2007	2006	2005
	In € millions
Equity part of Hybrid instruments	46	46	—
Other paid-in capital	493	384	384

	539	430	384

27.3.  Treasury shares

	Treasury shares
	number	in € millions
March 31, 2005	1,299,538	(19)
Change in the period	2,850,597	(39)
March 31, 2006	4,150,135	(58)
Change in the period	(2,088,796)	28
March 31, 2007	2,061,339	(30)

As of March 31, 2007, the Group held 2,060,365 shares of its own stock within the framework of stock option programs. The Group also held 974 shares of its own stock within the framework of a liquidity agreement approved by the Shareholders’ Meeting of July 12, 2005. All these treasury shares are classified as a reduction of equity.

As at March 31, 2005, shares held by the Group within the framework of stock option programs were classified as marketable securities amounting to € 27 million, Air France-KLM having implemented IAS 32 and 39 as of April 1, 2005 and in accordance with the exemption provided by IFRS 1.

27.4.  Reserves and retained earnings

	Year ended March 31,
	2007	2006	2005
	In € millions
Legal reserve	46	46	46
Distributable reserve	973	1,055	1,133
Derivatives and available for sale securities reserves	550	1,051	—
Aggregate results of consolidated subsidiaries	2,955	2,007	365
Net income (loss)	891	913	1,710

Total	5,415	5,072	3,254

As of March 31, 2007, the legal reserve of € 46 million represents 2% of Air France-KLM’s issued capital. French company law requires that a limited company (société anonyme) allocate 5% of its unconsolidated statutory net result each year to this legal reserve until it reaches 10% of the Group’s

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

issued capital. The amount allocated to this legal reserve is deducted from the distributable income for the current year. This restriction on the payment of dividends also applies to each of the French subsidiaries on an individual statutory basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

The Board of Directors proposed a dividend distribution of € 134 million (€ 0.48 per share) subject to shareholder approval at the annual general shareholders’ meeting to be held on July 12, 2007.

28.  Share based compensation

Outstanding share-based compensation plans

Plans	Grant date	Number of shares granted	Start date for option exercise	Date of expiry	Exercise price (euros)	Number of options exercised as of 31/03/2007
Stock-options plans
Air France - ESA 1998 options	30/05/2000	3,516,596	31/05/2005	31/05/2007	15.75	2,774,313
KLM - Plan A	30/06/2001	343,642	30/06/2004	20/10/2006	20.44	331,023
KLM - Plan B	30/06/2001	114,162	30/06/2004	20/10/2006	16.22	114,162
KLM - Plan A	30/06/2002	341,350	30/06/2004	19/10/2007	12.80	313,589
KLM - Plan B	30/06/2002	119,105	30/06/2004	19/10/2007	10.07	110,501
KLM	30/06/2003	355,379	30/06/2004	30/06/2008	6.48	321,531
KLM	30/06/2004	463,884	30/06/2004	25/06/2009	13.19	—
KLM	31/07/2005	390,609	31/07/2005	16/07/2010	13.11	—
KLM	31/07/2006	411,105	31/07/2006	26/07/2011	17.83	—

Other plans

Plans	Grant date	Number of shares granted	Date of expiry	Exercise price (euros)	Number of shares exercised as of 31/03/2007
Air France-ESA(*) 1998 pilots	01/05/1999	15, 023,251	10/06/2033	14.00	15,023,251
Air France-KLM - ESA(*) 2003	01/02/2005	12,612,671	21/02/2005	14.00	12,612,671
Air France-KLM – ORS(**)	01/02/2005	8,414,273	21/02/2005	14.30	8,414,273

(*)	ESA: Shares-for-salary exchange
(**)	ORS: Offer reserved for employees

KLM stock-option plans granted from 2000 through 2004 vest over a three year period.

The vesting conditions of the options granted by KLM on July 31, 2006 and 2005 are such that one third of the options vest at grant date with further one-third after expiration of one and two years, respectively. Vesting is conditional on KLM achieving predetermined non-market performance criteria.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Changes in options

	Average exercise price (€)	Number of options
Options outstanding as of April 1, 2004	15.75	3,516,596
KLM acquisition	13.54	1,771,941
Options forfeited during the period	15.75	(19,659)
Options exercised during the period	7.31	(112,673)
Options granted during the period	—	—

Options outstanding as of March 31, 2005	15.18	5,156,205

Of which : options exercisable at March 31, 2005	13.97	1,659,268
Options forfeited during the period	21.36	(108,802)
Options exercised during the period	13.82	(1,406,655)
Options granted during the period	13.11	390,609

Options outstanding as of March 31, 2006	15.28	4,031,357
Of which : options exercisable at March 31, 2006	15.28	4,031,357

Options forfeited during the period	14.30	(10,741)
Options exercised during the period	16.05	(2,445,791)
Options granted during the period	17.83	411,105

Options outstanding as of March 31, 2007	14.87	1,985,930
Of which : options exercisable at March 31, 2007	14.87	1,985, 930

Options by range of exercise prices

Range of exercise prices per share	Number of options	Weighted average remaining life (years)	Weighted average exercise price per share (in euros)
From 5 to 10 euros per share	33,848	1.25	6.48
From 10 to 15 euros per share	869,476	2.68	13.11
From 15 to 20 euros per share	1,082,606	1.75	16.54

Total	1,985,930	2.15	14.87

28.1.  Plans granted prior to November 7, 2002

In accordance with the transitional provisions of IFRS 2, only plans granted after November 7, 2002 and not yet vested as of April 1, 2004 have been valued and recorded as salary expense. IFRS 2 is therefore not applicable to the plans described below :

On October 28, 1998, Air France signed an agreement granting Air France shares to pilots in return for a reduction in salary (these shares being attributed by the French State, the major shareholder at the time). The offer was launched on May 1, 1999 and closed on May 31, 1999. By the end of the offer, 15,023,251 shares were allocated to pilots. Payment for these shares, priced at € 14, was to be made through a reduction in salary spread over (i) a 7 year period for 10,263,001 shares and (ii) the remaining career of pilots for the remaining 4,760,250 shares.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

For the year ended March 31, 2007, 1,916 shares had been returned. For the year ended March 31, 2006, 12,477 shares had been returned. For the year ended March 31, 2005, 26 160 shares had been returned.

Moreover, within the same agreement, Air France also granted 3,516,596 stock purchase options on May 30, 2000 to certain of its employees. These options will be exercisable at € 15.75 per share between May 31, 2005 and May 31, 2007. These options were granted without vesting conditions of service and were considered vested at their grant date May 30, 2000.

As of March 31, 2007, 1,906,243 of these options had been exercised and none forfeited. As of March 31, 2006, 868,070 of these options had been exercised and 50,290 forfeited. As of March 31, 2005, none of these options had been exercised and 19,659 had been forfeited

28.2.  Plans granted after November 7, 2002

Stock-option plans

Prior to the combination with Air France, members of the Management Board and the key executives of KLM had been granted KLM stock options.

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

The fair value of these options, amounting to € 10 million, was determined at the acquisition date of KLM (i.e. May 1, 2004) using the Black and Scholes model with the following assumptions:

Fair value at grant date (in € millions)	10
Share price (in €)	16.61 €
Option exercise price (in €)	Between € 6.48 and € 32.86
Historical volatility of dividends on the shares	33.7%
Option duration	Between 0.46 and 4.17 years
Share’s expected dividend yield	1.40%
Risk free interest rate	Between 2.06% and 3.26%

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The fair market value of the options given by KLM after its acquisition by Air France has been determined using the Black & Scholes pricing model and the following assumptions:

	Plan granted on July 31, 2006	Plan granted on July 31, 2005
Fair value at grant date (in € millions)	2	1
Share price (in €)	19.33 €	13.50 €
Option exercise price (in €)	17.83 €	13.11 €
Historical volatility of dividends on the shares	25.23%	22.29%
Option duration	5 years	5 years
Share’s expected dividend yield	1.14%	3.22%
Risk free interest rate	3.99%	2.88%

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

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to a € 109 million payment by Air France-KLM. The wage concessions cover the period from May 2005 to May 2011.

In the event an employee leaves the Group prior to the end of the six-year period, the unvested shares are returned to Air France which, in turn, returns them to the French State. The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely 14.30 euros and amounts to € 180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011. Each installment, corresponding to the annual decrease of salary, is treated as a separate grant. The ESA 2003 plan share-based payment is therefore recognized on a straight-line basis over the requisite service period for each separately vested portion.

Offer Reserved for Employees (ORS)

Pursuant to the privatization law of August 6, 1986, the French State, the main Air France-KLM shareholder, on February 1, 2005 offered employees the opportunity to subscribe to Air France-KLM shares under the following preferential conditions:

–	a subscription price at a 20% discount to the market price of the Air France-KLM share;

–	the allocation of bonus shares ;

–	an employer’s contribution of up to 40% of the amount subscribed by employees ;

–	payment facilities.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The offering covered a maximum of 8,414,273 shares. At the close of the offer, on February 21, 2005, the entire offering had been taken up. No vesting conditions were applicable after the allocation date of this scheme. The service cost within the framework of this scheme was calculated on the basis of the Air France-KLM share price at the date on which the offer closed, namely 14.30 euros, except for the employer’s contribution which was accounted for on the basis of its nominal value. Given that this scheme was not subject to any vesting condition, a cost of € 69 million was recorded in the year ended March 31, 2005.

Salary expenses related to share-based compensation

		Year ended March 31,
	Note	2007	2006	2005
	In € millions
ESA 2003		(31)	(29)	—
ORS		—	—	(69)
Stock option plan		(1)	—	—

Salary expense	7	(32)	(29)	(69)

29.  Provisions and retirement benefits

	Retirement benefits note 29.1	Restitution of aircraft	Restructuring	Litigation	Others	Total
	In € millions
Amount as of April 1, 2004	658	279	13	64	51	1,065

New provision	102	139	18	12	89	360
Use of provision	(50)	(108)	(45)	(7)	(23)	(233)
Reversal of unnecessary provisions	—	(31)	—	(2)	—	(33)
Acquisition of KLM	347	67	59	—	—	473
Currency translation adjustment	(4)	5	3	—	3	7
Discount impact	—	1	—	—	—	1

Amount as of March 31, 2005	1,053	352	48	67	120	1,640
On which : non-current	1,053	281	16	61	105	1,516
current	—	71	32	6	15	124

New provision	74	136	1	63	39	313
Use of provision	(129)	(129)	(31)	(14)	(18)	(321)
Reversal of unnecessary provisions	—	—	(1)	—	—	(1)
Currency translation adjustment	7	—	—	—	—	7
Discount impact	—	7	—	—	—	7

Amount as of March 31, 2006	1,005	366	17	116	141	1,645
On which : non-current	1,005	261	—	66	121	1,453
current	—	105	17	50	20	192

New provision	117	144	35	23	45	364
Use of provision	(130)	(121)	(13)	(6)	(67)	(337)
Reversal of unnecessary provisions	—	(4)	—	(2)	(2)	(8)
Currency translation adjustment	(2)	(3)	—	—	—	(5)
Discount impact	—	(8)	—	—	—	(8)

Reclassification	—	—	—	(39)	—	(39)
Amount as of March 31, 2007	990	374	39	92	117	1,612
On which : non-current	990	221	32	32	112	1,387
current		153	7	60	5	225

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Movements in provisions for retirement benefits which have an impact on the income statement are recorded in “salaries and related costs”.

Movements in provisions for restructuring which have an impact on the income statement are recorded in “other non-current income and expenses” when the plans covered have a material impact.

Movements in provisions for restitution of aircraft which have an impact on the income statement are recorded in “provisions” except for discount impact which is recorded in “other financial income and expenses”.

Movements in provisions for litigation and in provisions for other risks and charges which have an impact on the income statement are recorded, depending on their nature, in the different captions of the income statement. As of March 31, 2007, a new provision of € 11 million has been recorded in “other non-current income and expenses” corresponding to a fiscal risk other than income tax.

29.1.  Retirement benefits

The Group has a large number of retirement and other benefits plans for the majority of its employees. The specific characteristics (benefit formulas, funding policies and types of assets held) of the plans vary according to the regulations and laws in the particular country in which the employees are located. Several of the plans are defined benefit plans.

The € 7,627 million increase in obligation and € 8,912 million increase in the value of the plan’s pension fund assets were due to the acquisition of KLM, as of April 30, 2004. These amounts correspond to the fair value of obligations and plan assets at the date of the inclusion of KLM in the consolidation scope. They are shown in the breakdown of pension benefit obligations and other benefits on the line “Acquisition of KLM”.

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

The obligations of KLM Group are for the most part funded in accordance with Dutch regulation and the Group’s collective agreement. With regard to the level of coverage of the commitments, particularly for the pilots’ program, significant “safeguard” constraints force the Group to be always in a position of “over-coverage”.

Actuarial assumptions used

Actuarial valuations of the Group’s benefit obligation were computed as of March 31, 2007, 2006 and 2005. These calculations include:

•  Assumptions on staff turnover, life expectancy and salary inflation.

•  A retirement age of 55 to 65 depending on localizations and applicable laws.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Discount rates used to determine the actuarial present value of the projected benefit obligations are as follows :

	Year ended March 31,
	2007	2006	2005
Euro zone	Between 4.3% and 4.75%	Between 4.1% and 4.5%	Between 4.5% and 5.25%
United Kingdom	5.24%	Between 4.8% and 4.9%	Between 5.3% and 5.4%
USA-Canada	Between 5.1% and 6.0%	Between 4.8% and 5.8%	Between 5.25% and 6.5%
Other countries	Between 1.7% and 11.0%	Between 1.7% and 15.25%	Between 1.9% and 11%

•  Expected long-term rates of return for plan assets are as follows :

	Year ended March 31,
	2007	2006	2005
Euro zone	Between 4.0% and 7.0%	Between 4.0% and 7.0%	Between 5.0% and 7.0%
United Kingdom	Between 4.9% and 6.8%	Between 6.1% and 6.8%	6.8%
USA-Canada	Between 5.5% and 7.0%	Between 6.1% and 6.8%	Between 6.8% and 7.5%
Other countries	Between 4.3% and 10.6%	Between 0.5% and 12.0%	Between 4.8% and 11%

Expected average long-term rates of return for plan assets have been determined based on the expected long-term rates of return of the different asset classes: equities, bonds, real estate or other weighted according to the asset allocation strategy in these schemes. A risk premium is used for each asset class with reference to a market risk free rate.

•  Assumption on increase in healthcare costs :

	Year ended March 31,
	2007	2006	2005
Netherlands	4.45%	7.25%	—
USA-Canada	Between 8% and 10.0%	10.0%	8.5%

The sensitivity of the annual charge and the obligation to the variation in healthcare costs of the schemes is as follows:

Sensitivity of the assumptions for year ended March 31, 2007
In € millions
Increase by 1% of healthcare costs
Impact on the cost	1
Impact on the obligation	4
Decrease by 1% of healthcare costs
Impact on the cost	(1)
Impact on the obligation	(4)

On average, the main assumptions used in the actuarial valuations of obligations are summarized below :

	Year ended March 31,
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Discount rate	4.51%	4.49%	4.55%	5.64%	4.49%	4.55%
Salary inflation rate	2.62%	2.70%	2.91%	—	—	—
Expected long-term rate of return on plan assets	5.70%	5.70%	5.13%	—	—	—

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Changes in benefit obligations

The following chart details the reconciliation between the benefits obligation and plan assets of the Group and the amounts recorded in the financial statements for the years ended March 31, 2007, 2006 and 2005.

	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
	(In € millions)
Benefit obligation at beginning of year	10,921	10,313	1,680	74	115	3

Service cost	368	359	275	—	2	2
Interest cost	489	461	447	2	6	5
Employees’ contribution	40	36	32	—	—	—
Plan amendments	150	49	16	—	—	—
Acquisition of KLM	—	—	7,528	—	—	99
Settlements / curtailments	(28)	(11)	(1)	(20)	(55)	—
Benefits paid	(423)	(398)	(352)	(2)	(5)	(8)
Actuarial loss / (gain)	68	106	707	4	8	14
Currency translation adjustment	(3)	6	(19)	(4)	3	—

Benefit obligation at end of year	11,582	10,921	10,313	54	74	115
Including benefit obligation resulting from schemes totally or partly financed	11,419	10,802	10,161	—	—	—
Including not-financed benefit obligation	163	119	152	54	74	115

Fair value of plan assets at beginning of year	12,538	10,782	1,024	—	—	—
Actual return on plan assets	921	1,747	913	—	—	—
Employers’ contributions	323	358	261	—	—	—
Employees’ contributions	40	37	32	—	—	—
Acquisition of KLM	—	—	8,912	—	—	—
Settlements / curtailments	(6)	(6)	—	—	—	—
Benefits paid by the assets	(408)	(383)	(345)	—	—	—
Currency translation adjustment	(4)	3	(15)	—	—	—

Fair value of plan assets at end of year	13,404	12,538	10,782	—	—	—

Funded status	1,822	1,617	469	(54)	(74)	(115)
Unrecognized prior service cost	190	59	25	—	—	—
Unrecognized actuarial (gains) / losses	(857)	(710)	322	6	6	13

Prepaid (accrued) pension cost	1,155	966	816	(48)	(68)	(102)

Amounts recorded in the balance sheet(*) :
Pension asset (note 21)	2,097	1,903	1,767	—	—	—
Provision for retirement benefits	(942)	(937)	(951)	(48)	(68)	(102)

Net amount recognized	1,155	966	816	(48)	(68)	(102)

Net periodic cost :
Service cost	368	359	275	—	2	2
Interest cost	489	461	447	2	6	5
Expected return on plan assets	(714)	(616)	(532)	—	—	—
Settlement / curtailment	(18)	(8)	—	(16)	(44)	—
Amortization of prior service cost	19	12	15	—	—	—
Amortization of unrecognized actuarial (gain) loss	(1)	16	(4)	1	4	—
Other	—	(1)	—	—	—	—

Net periodic cost	143	223	201	(13)	(32)	7

Amount of obligation calculated with salaries at the end of the year (Accumulated Benefit Obligation) :
All plans	10,018	9,656	9,081	—	—	—
Plans with an accumulated benefit obligation in excess of plan assets	986	965	1,793	—	—	—

(*)	Except for those pension plans for which the balance is a net asset fully recorded as a non-current asset, all the obligation is recorded as non-current liabilities.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The benefit obligation, fair value of plan assets and experience adjustments are as follows :

	Benefit obligation	Fair value of plan assets	Funded status	Experience adjustments on
				Benefit obligation	Plan asset
	In € millions
As of March 31, 2007	11,636	13,404	1,768	230	212

Asset allocation

The weighted average allocation of funds invested in Group pension plans as of March 31, 2007, 2006 and 2005 is as follows:

	Year ended March 31,
	Funds invested
	2007	2006	2005
Equities	41%	40%	50%
Bonds	44%	48%	37%
Real estate	6%	10%	10%
Insurer assets	8%	—	—
Short term investments	1%	0%	2%
Other	—	2%	1%

Total	100%	100%	100%

Expected cash outflows

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

Pensions and similar benefits
In € millions
Estimated contribution to be paid in year 2007-08	371

Estimated benefit payments :
2008	417
2009	437
2010	460
2011	475
2012	505
2013-2017	2,669

29.2.  Other provisions

Provisions for the restitution of aircraft under operating leases

The provisions for the restitution of aircraft under operating leases correspond to the commitments made by Air France-KLM under the aircraft operating leases signed with lessors at the time its financial statements are established.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Restructuring provision

The restructuring provisions relate to detailed, formal restructuring plans which have been communicated to the employees involved.

KLM had booked, prior to May 1, 2004, a restructuring provision amounting to € 75 million, to cover redundancy costs associated with the execution of a cost-cutting program. At the date of acquisition by the Group, this provision amounted to € 59 million. The remaining provision was € 2 million, € 8 million and € 32 million as of March 31, 2007, 2006 and 2005, respectively.

The new provision recorded this year relates to a restructuring plan for flight deck crew on an aircraft type to be withdrawn from Air France fleet.

Provision for litigation with third parties

An assessment of litigation risks with third parties was carried out with the group’s attorneys and provisions were recorded whenever circumstances rendered it necessary.

Provisions for litigation with third parties also include provisions for tax risks. Such provisions are set up when the Group considers that the tax authorities could challenge a tax position adopted by the Group or one of its subsidiaries.

Other provisions

Other provisions are mainly provisions for power-by-hour contracts (maintenance activity of the Group).

29.3.  Contingent liabilities

The Group is involved in several disputes, and the potential losses have not been recorded in the consolidated financial statements.

The Group was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Group are not significant. No provisions have been recorded in connection with this suit.

In the dispute between Servair a subsidiary of the Group, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Group and no provisions have been recorded.

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations.

As of March 31, 2007, over 140 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions have been transferred and consolidated before the US District Court of the Eastern District of New-York. The consolidated case is currently in the pleading process, with the first consolidated amended complaint filed by the plaintiffs in February 2007. Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision. As of March 31, 2007, this appeal was still pending before the Paris Court of Appeal.

To the Group’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Group.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

30.  Financial debt

	Year ended March 31,
	2007	2006	2005
	In € millions
Non current financial debt
Perpetual subordinated loan stock in Yen	204	226	225
Perpetual subordinated loan stock in Swiss francs	258	265	270
Repackaged perpetual loans	—	122	152
OCEANE (convertible bonds)	386	382	—
Bonds	550	—	—
Capital lease obligations	3,917	4,668	5,008
Other long-term debt	2,104	2,163	2,234

	7,419	7,826	7,889

Current financial debt
Perpetual subordinated loan stock	122	25	23
Capital lease obligations (current portion)	657	763	444
Accrued interest	95	107	79
Other	224	365	498

	1,098	1,260	1,044

During the year ended March 31, 2007, the Group reimbursed in advance debt amounting to € 409 million, without penalty.

30.1.  Perpetual subordinated loan stock

30.1.1  Perpetual subordinated loan stock in Yen

The perpetual subordinated loan stock in Yen was issued by KLM in 1999 for a total amount of 30 billion Yen, i.e. € 204 million as of March 31, 2007.

The perpetual subordinated loan stock in Yen is subject to the payment of a coupon considered to be fixed-rate (5.065% on a 10 billion Yen portion, and 4.53% on a 20 billion Yen portion) after swaps.

The debt is perpetual ; the date of reimbursement is, however, expected to be August 28, 2019. The debt’s reimbursement does not involve a premium. A premium would be due if the debt were to be reimbursed in a currency other than the yen. The borrower would also have to reimburse the issuer for all reasonable legal fees.

This debt is subordinated to all other existing and future KLM debts.

30.1.2  Perpetual subordinated loan stock in Swiss francs

The perpetual subordinated loan stock in Swiss francs was issued by KLM in two tranches in 1985 and 1986 for a total original amount of 500 million Swiss francs. The subordinated loan amounts to 420 million Swiss francs, i.e. € 258 million as of March 31, 2007.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

This loan is subject to the payment of a coupon considered to be fixed-rate (5 3/4 % on a 270 million Swiss francs portion and 2 7/8 % on a 150 million Swiss francs portion) for the years ended as of March 31, 2007, 2006 and 2005.

This debt is subordinated to all other existing and future KLM debts.

30.2.  Repackaged perpetual loan securities

The Group issued two repackaged perpetual loan securities, one in June 1989 and the other in May 1992, for respective approximate amounts of € 381 million and € 395 million.

The first issue, restructured as a loan in 1998, was repurchased by Air France during the financial year to March 31, 2006.

Interest paid by Air France on the nominal amount of the debt is recorded as financial expenses. Interest received from the zero coupon deposit (or equivalent) is offset against financial expense, and the counterpart from the debt. The net debt balance is repaid over 15 years. As of March 31, 2007, the 1992 perpetual loan represents a current portion amounting to € 122 million.

In France, the tax regime for perpetual loans was approved by the tax authorities and interests is thus deductible for the portion effectively received.

30.3.  OCEANE (Convertible bonds)

On April 22, 2005, Air France issued convertible bonds maturing in 15 years. The conversion option allows for conversion and/or exchange at any time into new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 million. Each bond has a nominal value of € 20.50.

The maturity date was fixed at April 1, 2020. Bonds holders may ask for reimbursement as of April 1, 2012 and April 1, 2016. Air France holds a call option triggering early cash reimbursement which can be exercised starting April 1, 2010 under certain conditions prompting OCEANE holders to convert into Air France-KLM stocks. The annual coupon is 2.75% payable in arrears at the end of each period ended April 1.

The conversion period of these bonds started as of June 1, 2005 and ends March 23, 2020.

Upon issue of this convertible debt, Air France-KLM recorded a debt of € 379 million, corresponding to the present value of future payments for interest discounted at the rate of a similar bond without a conversion option.

The option value was evaluated by deducting this debt value from the total nominal amount (i.e. € 450 million) and was recorded in equity (see note 27.2).

30.4.  Bonds

On September 11, 2006, the company Air France, a subsidiary of the Air France-KLM Group issued € 550 million of bonds maturing on January 22, 2014. The characteristics of these bonds are as follows :

–	Amount: € 550 million

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

–	Coupon: 4.75%

–	Starting date: September 11, 2006

–	Settlement date: September 22, 2006

–	Maturing date: January 22, 2014

30.5.  Capital lease commitments

The breakdown of total future minimum lease payments related to capital leases is as follows :

	As of March 31,
	2007	2006	2005
	In € millions
Aircrafts
Future minimum lease payments—due dates
N+1	813	979	671
N+2	624	974	974
N+3	603	632	946
N+4	610	682	581
N+5	535	648	495
Over 5 years	1,968	2,381	2,227

Total	5,153	6,296	5,894

Including interest	873	1,224	713
Principal	4,280	5,072	5,181

Buildings
Future minimum lease payments—due dates
N+1	42	45	35
N+2	42	44	35
N+3	41	44	34
N+4	41	42	33
N+5	41	41	32
Over 5 years	215	273	211

Total	422	489	380

Including interest	131	133	112
Principal	291	356	268

Other property, plant and equipment	3	3	3

The lease expenses over the period do not include contingent leases. Deposits made on purchase options are presented in note 22.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

30.6.  Other long-term debt

Other long-term debt breaks down as follows :

	Year ended March 31,
	2007	2006	2005
	In € millions
Flight equipment securitization	367	394	421
Reservation of ownership clause and mortgage debt	1,059	1,747	1,966
Other long term debt	902	387	345

Total	2,328	2,528	2,732

•  Flight equipment securitization

In July 2003, Air France finalized the securitization of flight equipment for an amount of € 435 million.

This financing arrangement was secured by a portfolio of sixteen aircraft valued at € 525 million. Three ten-year debt tranches were issued:

–	a senior A1 floating rate tranche of € 98 million with a final maturity of July 20, 2013. As of March 31, 2007, this tranche’s book value amounted to € 71 million, compared with € 82 million as of March 31, 2006 and € 93 million as of March 31, 2005.

–	A senior A2 fixed rate (4,575%) non amortized tranche of € 194 million with a final maturity of July 20, 2013.

–	A mezzanine floating rate B tranche of € 143 million with a final maturity of July 20, 2013. As of March 31, 2007, this tranche’s book value amounted to € 102 million, compared with € 118 million as of March 31, 2006 and € 135 million as of March 31, 2005.

The floating rate of the A1 and B tranche averaged 4.37% for the period ended March 31, 2007 compared with 4.03% for the period ended March 31, 2006 and with 3.81% as of March 31, 2005.

•  Mortgage debt is a debt secured by a mortgage on an aircraft. The mortgage is filed at the national civil aviation authority (the DGAC in France) in order to be publicly available to third parties. A mortgage grants to the mortgagee a right to enforce the security (by order of a judge) the sale of the asset and a priority claim on the sale proceeds in line with the amount of the loan, the balance reverting to the other creditors

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

30.7.  Maturity analysis

The maturities of long-term debts break down as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Maturities in
N+1	1,098	1,260	1,044
N+2	814	1,081	1,205
N+3	698	883	957
N+4	734	749	840
N+5	662	763	680
Over 5 years	4,511	4,350	4,207

Total	8,517	9,086	8,933

30.8.  Currency analysis

The breakdown of all long-term debt by currency after impact of derivative instruments is as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Euro	7,669	7,938	7,629
US dollar	659	792	890
Swiss franc	268	274	281
Yen	1	22	29
Pound Sterling	74	59	100
Other	1	1	4
Cross currency interest rate swap	(155)	—	—

Total	8,517	9,086	8,933

30.9.  Credit lines

The Group had credit lines amounting to € 1,756 million as of March 31, 2007. The two main credit lines, undrawn as of March 31, 2007, amounted respectively, to € 1,200 million and to € 540 million. They mature in April and July 2010, respectively. Moreover, the Group had medium term credit lines of 16 million (€ 15 million had been drawn as of March 31, 2007), maturing between April, 2007 and March 2011.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

31.  Other liabilities

	Year ended March 31,
	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
	In € millions
Tax liabilities	359	—	352	—	234	—
Employee-related liabilities	928	—	882	—	739	3
Non current assets’ payables	205	—	178	—	214	—
Financial derivatives	219	249	220	154	88	218
Deferred income	43	—	57	—	128	—
Other	581	152	580	263	577	260

Total	2,335	401	2,269	417	1,980	481

32.  Financial instruments

32.1.  Derivative instruments

•  Year ended March 31, 2007

	Book value
	Assets		Liabilities
	non-current	current	non-current	current
	in € millions
Currency exchange risk (operating and financial operations)
Fair value hedge	5	2	96	50
Cash flow hedge	17	30	11	32

Interest rate risk (operating and financial operations)
Cash flow hedge	61	1	23	2
Fair value hedge	27	16	90	34
Trading derivatives	50	—	9	1

Commodities risk
Fair value hedge	—	—	—	—
Cash flow hedge	429	407	20	100

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2006

	Book value
	Assets		Liabilities
	non-current	current	non-current	current
	in € millions
Currency exchange risk (operating and financial operations)
Fair value hedge	16	11	26	42
Cash flow hedge	—	47	—	25

Interest rate risk (operating and financial operations)
Cash flow hedge	36	3	35	4
Fair value hedge	108	24	73	—
Trading derivatives	49	—	9	—

Commodities risk
Fair value hedge	—	—	—	—
Cash flow hedge	764	937	11	149

•  As of April 1, 2005 (date of first implementation of IAS 32 and 39)

	Book value
	Assets		Liabilities
	non-current	current	non-current	current
	in € millions
Currency exchange risk (operating and financial operations)
Fair value hedge	1	13	140	98
Cash flow hedge	—	26	3	22

Interest rate risk (operating and financial operations)
Cash flow hedge	(5)	—	77	5
Fair value hedge	123	1	137	2
Trading derivatives	69	—	23	—

Commodities risk
Fair value hedge	—	—	—	—
Cash flow hedge	674	663	38	124

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Interest rate derivatives:

Exposure to interest rate risk

In order to manage interest rate risk, on short-term and long-term borrowings, the Group uses instruments with the following nominal values as of the balance sheet date:

•  Year ended March 31, 2007

	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Operations qualified as cash flow hedging
Interest rate swaps	3,749	330	467	421	280	261	1,990	38

Operations qualified as fair value hedging
Interest rate swaps	1,349	160	538	118	182	190	161	(82)
Others	1	1	—	—	—	—	—	—

Operations qualified as trading activities	915	424	153	67	13	15	243	40

TOTAL	6,014	915	1,158	606	475	466	2,394	(4)

Mtm* = Marked-to-market : fair value

•  Year ended March 31, 2006

	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Operations qualified as cash flow hedging
Interest rate swaps	3,742	491	340	494	279	238	1,900	—

Operations qualified as fair value hedging
Interest rate swaps	2,082	356	476	359	276	205	410	59
Operations qualified as trading activities	641	87	25	167	68	14	280	40

TOTAL	6,465	934	841	1,020	623	457	2,590	99

Mtm* = Marked-to-market : fair value

AIR FRANCE-KLM GROUP

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

Mtm* = Marked-to-market : fair value

These instruments have different purposes:

•  Hedging price risk relating to fixed-rate financial debt:

In contracting a fixed-rate debt, the Group is exposed to an opportunity risk if the rate decreases. Given the current level of market rates compared with the fixed contractual rates on part of its debt, the Group entered into a number of fixed to floating-rate swaps.

•  Hedging of cash-flow risk relating to floating-rate financial debt:

The Group has sought to fix the rate of certain floating-rate loans and has thus entered into a number of floating to fixed-rate swaps.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Based on the hedging arrangements, the Group’s interest rate exposure breaks down as follows:

	Year ended March 31,
	2007				2006				2005
	Before hedging		after hedging		Before hedging		after hedging		before hedging		after hedging
	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate
	In € millions
Fixed-rate financial assets and liabilities
Fixed-rate financial assets	1,855	4.5%	1,861	4.5%	770	6.7%	770	6.7%	930	6.0%	930	6.0%

Repackaged perpetual loans	36	10.3%	36	10.3%	147	10.1%	147	10.1%	175	10.1%	175	10.1%
Perpetual subordinated loans	448	4.9%	492	4.9%	491	4.4%	491	4.4%	495	4.8%	495	4.8%
OCEANE (convertible bond)	386	2.8%	386	4.2%	382	4.4%	382	4.4%	—	—	—	—
Bonds	550	4.8%	550	4.8%	—	—	—	—	—	—	—	—
Other financial debts	2,534	6.6%	4,920	4.6%	3,175	6.5%	5,221	4.8%	3,919	6.0%	4,957	4.8%
Cross currency interest rate swap	—	—	(155)	—	—	—	—	—	—	—	—	—

Fixed-rate financial liabilities	3,954	5.9%	6,229	4.6%	4,195	6.2%	6,241	4.9%	4,589	6.0%	5,627	6.0%

Floating-rate financial assets and liabilities
Floating-rate financial assets	3,427	5.5%	3,420	5.7%	3,967	2.8%	3,967	2.8%	2,366	2.3%	2,366	2.3%

Repackaged perpetual loans	85	4.1%	85	4.1%	—	—	—	—	—	—	—	—
Perpetual subordinated loans	15	4.1%	15	4.1%	—	—	—	—	—	—	—	—
Other financial debts	4,463	4.1%	2,188	4.2%	4,891	3.0%	2,845	3.0%	4,344	2.9%	3,306	2.8%
Bank overdraft	133	—	133	—	102	—	102	—	262	—	262	—

Floating-rate financial liabilities	4,696	4.1%	2,421	4.2%	4,993	3.0%	2,947	3.0%	4,606	2.9%	3,568	2.8%

Exposure to exchange rate risk

Current operations:

Although the Group’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the US dollar, the yen, the pound sterling and the Swiss franc. Commercial activities also generate and incur income and expenses in foreign currencies. The Group’s policy is to hedge against exchange risks related to forecast cash surpluses or shortfalls in each of the principal currencies (US dollar, yen, non-euro European currencies). Hedging is achieved through forward sales or purchase contracts and/or option-based strategies.

Acquisition of flight equipment:

Capital expenditure for flight equipment is denominated in US dollars. The Group hedges on the basis of projected fluctuations in the US dollar exchange rate via forward sales and purchases and/or option-based strategies.

AIR FRANCE-KLM GROUP

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

Nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument:

•  Year ended March 31, 2007

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Exchange risk (cash flow hedging of operating flows)	2,791	2,274	281	81	49	65	41	4

Exchange rate options
US Dollar	1,300	1,098	202	—	—	—	—	(13)
Pound sterling	160	160	—	—	—	—	—	2
Yen	56	53	3	—	—	—	—	2
Forward purchases
US Dollar	558	348	48	44	45	41	32	(15)
Forward sales
US Dollar
Euro	88	41	14	33	—	—	—	2
Yen	19	19	—	—	—	—	—	2
Pound sterling	262	262	—	—	—	—	—	2
Swiss franc	35	35	—	—	—	—	—	—
Singapore Dollar	12	12	—	—	—	—	—	—
Norwegian Krone	102	102	—	—	—	—	—	—
Czech Krone	12	12	—	—	—	—	—	—
Swedish Krona	61	61	—	—	—	—	—	1
Polish New Zloty	8	8	—	—	—	—	—	—
Korean Won	26	26	—	—	—	—	—	—
Others
Euro	69	14	14	4	4	24	9	(2)
US Dollar	23	23	—	—	—	—	—	23

Exchange risk (Fair value hedging of flight equipment acquisition)	2,496	749	561	641	315	83	147	(139)

Forward purchases
US Dollar	2 ,446	725	548	628	315	83	147	(139)
Pound sterling	32	6	13	13	—	—	—	—
Yen	4	4	—	—	—	—	—	—
Exchange rate options of US Dollar	14	14	—	—	—	—	—	—

Exchange risk (trading)	21	21	—	—	—	—	—	—
Forward purchases of US Dollar	21	21	—	—	—	—	—	—

Total	5,308	3,044	842	722	364	148	188	(135)

*	Mtm = Marked-to-market : fair value

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2006

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Exchange risk (cash flow hedging of operating flows)	2,092	1,907	76	26	15	15	53	23

Exchange rate options
US Dollar	736	700	36	—	—	—	—	(1)
Pound sterling	105	92	13	—	—	—	—	2
Yen	78	78	—	—	—	—	—	7
Canadian dollar	11	11	—	—	—	—	—	(1)
Other	41	—	12	12	1	1	15	—
Forward purchases
US Dollar	617	522	15	14	14	14	38	11
Forward sales
US Dollar	2	2	—	—	—	—	—	—
Yen	69	69	—	—	—	—	—	3
Pound sterling	177	177	—	—	—	—	—	3
Swiss franc	36	36	—	—	—	—	—	1
Singapore Dollar	30	30	—	—	—	—	—	(1)
Norwegian Krone	87	87	—	—	—	—	—	—
Swedish Krona	61	61	—	—	—	—	—	—
Polish New Zloty	9	9	—	—	—	—	—	—
Korean Won	33	33	—	—	—	—	—	(1)

Exchange risk (Fair value hedging of flight equipment acquisition)	2,746	849	800	628	400	62	7	(41)

Forward purchases of US dollars	2,746	849	800	628	400	62	7	(41)

Total	4,838	2,756	876	654	415	77	60	(18)

*	Mtm = Marked-to-market : fair value

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  As of April 1, 2005 (date of first application of IAS 32 and 39)

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Exchange risk (cash flow hedging of operating flows)	2,067	1,929	138	—	—	—	—	1

Exchange rate options
US Dollar	651	651	—	—	—	—	—	(9)
Pound sterling	66	66	—	—	—	—	—	—
Yen	60	44	16	—	—	—	—	10
Swiss franc	22	22	—	—	—	—	—	1
Forward purchases
US Dollar	621	499	122	—	—	—	—	(2)
Forward sales
Yen	93	93	—	—	—	—	—	2
Pound sterling	321	321	—	—	—	—	—	(1)
Swiss franc	40	40	—	—	—	—	—	—
Singapore Dollar	28	28	—	—	—	—	—	—
Norwegian Krone	87	87	—	—	—	—	—	—
Swedish Krona	70	70	—	—	—	—	—	—
Polish New Zloty	8	8	—	—	—	—	—	—

Exchange risk (Fair value hedging of flight equipment acquisition)	2,079	882	372	365	337	123	—	(224)

Forward purchases of US dollars	1,850	653	372	365	337	123	—	(215)
Forward sales of US dollars	11	11	—	—	—	—	—	—
Exchange rate options of US dollars	218	218	—	—	—	—	—	(9)

Total	4,146	2,811	510	365	337	123	—	(223)

*	Mtm = Marked-to-market : fair value

Commodity risk linked to fuel prices

In the normal course of its business, the Group conducts transactions on petroleum product markets in order to effectively manage the risks related to its purchases of fuel.

The nominal amounts of the Group’s commitments on the crude and refined oil markets are shown below :

•  Year ended March 31, 2007

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Commodity risk (cash flow hedging operating flows)	6,338	3,105	1,760	902	569	2	—	716

Swap	2,624	1,352	581	574	115	2	—	366
Options	3,714	1,753	1,179	328	454	—	—	350

*	Mtm = Marked-to-market : fair value

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Year ended March 31, 2006

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Commodity risk (cash flow hedging operating flows)	5,548	2,854	1,120	1,042	532	—	—	1,540

Swap	3,194	1,415	902	432	445	—	—	637
Options	2,354	1,439	218	610	87	—	—	903

*	Mtm = Marked-to-market : fair value

•  As of April 1, 2005 (date of first application of IAS 32 and 39)

	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
	In € millions
Commodity risk (cash flow hedging operating flows)	4,575	2,274	1,291	605	405	—	—	1,175

Swap	1,772	1,037	454	155	126	—	—	108
Options	2,803	1,237	837	450	279	—	—	1,067

*	Mtm = Marked-to-market : fair value

Counterparty risk management

Transactions which can lead to counterparty risk for the Group are as follows:

–	temporary financial investments;

–	derivative instruments;

–	trade receivables.

•  Financial investments are diversified, in blue-chip securities with top tier banks.

•  Group transactions on derivative instruments have the sole aim of reducing its overall exposure to exchange and interest rate risks in its normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.

•  Counterpart risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

At March 31, 2007 as in the years to March 31, 2006 and 2005 the Group did not identify any significant counterparty risk.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

32.2.  Market value of financial instruments

Market values are estimated for most of the Group’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

•  Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•  Estimated amounts as of March 31, 2007, 2006 and 2005 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

The application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values.

The methods used are as follows:

•  Cash, trade receivables, other receivables, short-term bank facilities, trade payable and other payables:

The Group believes that, due to their short-term nature, net book value can be deemed a reasonable approximation of market value.

•  Marketable securities, investments and other securities:

The market value of securities is determined based mainly on the market price or the prices available on other similar securities. Where no comparable exists, the Group uses their book value, which is deemed a reasonable approximation of market value in this instance.

•  Borrowings, other financial debts and loans:

Floating-rate loans and financial debts are recorded at net book value.

The market value of fixed-rate loans and financial debts is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•  Off balance-sheet instruments:

The market value of off-balance-sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2007, 2006 and 2005 calculated using the year-end market rate.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Market values calculated in this way are shown in the table below :

	March 31, 2007		March 31, 2006		April 1, 2005 (date of first adoption of IAS 32 and 39)
	Net book value	Estimated market value	Net book value	Estimated market value	Net book value	Estimated market value
	In € millions
Financial assets
Investment securities	73	73	69	69	56	56
Loans
fixed-rate	329	346	351	362	890	887
floating-rate	126	126	151	151	81	81
Marketable securities	3,788	3,788	3,587	3,587	2,216	2,216
Interest rate derivative instruments
Interest rate swaps	156	156	220	220	188	188
Exchange rate derivative instruments
exchange rate options	15	15	21	21	11	11
forward currency contracts	16	16	54	54	29	29
Currency swap	23	23	—	—	—	—
Commodity derivative instruments
Petroleum swaps and options	836	836	1,700	1,700	1,337	1,337

Financial liabilities
Bonds (*)
Fixed-rate	936	856	382	548	—	—
Perpetual subordinated loans	584	584	638	633	670	649
Other borrowings and financial debt
Fixed-rate	2,534	2,549	3,175	3,182	3,919	4,146
variable-rate	4,368	4,368	4,891	4,891	4,344	4,344
Interest rate derivative instruments
Interest rate swaps	159	159	121	121	244	244
Exchange derivative instruments
Exchange rate options	24	24	15	15	18	18
forward currency contracts	163	163	78	78	245	245
Currency swap	1	1	—	—	—	—
Commodity derivative instruments
Petroleum swaps and options	120	120	160	160	162	162

(*)	the fixed rate bonds comprise the OCEANE (convertible bonds) issued in April 2005, as well as the new € 550 million bond issued in September 2006 by Air France.
OCEANE: The market value of € 368 million, was determined based on the bond’s market price as of March 31, 2007. This market value includes the fair value of the debt component (amount of € 386 million in the financial statements as of March 31, 2007) as well as the fair value of the conversion option recorded in equity for € 64 million.
New bond: Air France issued a new bond in September 2006 for € 550 million with a 4.75% interest rate. The bond matures on January 22, 2014 and the market value is € 552 million.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

33.  Lease commitments

33.1.  Capital leases

The debt related to capital leases is detailed in note 30.

33.2.  Operating leases

The minimum future payments on operating leases are as follows:

	Minimum lease payments
	Year ended March 31,
	2007	2006	2005
	In € millions
Flight equipment
due dates
N+1	637	645	631
N+2	555	580	531
N+3	427	457	438
N+4	369	354	345
N+5	282	298	256
Over 5 years	516	613	573

	2,786	2,947	2,774

Buildings
due dates
N+1	146	106	144
N+2	130	102	119
N+3	118	90	107
N+4	102	79	88
N+5	95	67	73
Over 5 years	654	592	633

	1,245	1,036	1,164

The expense relating to operating leases for flight equipment amounted to € 600 million for the year ended March 31, 2007, to € 637 million for the year ended March 31, 2006 and to € 595 million for the year ended March 31, 2005.

The Group may sub-lease flight equipment and buildings. The revenue generated by this activity is not significant for the Group.

34.  Flight equipment orders

Due dates for commitments in respect of flight equipment orders are as follows :

	Year ended March 31,
	2007	2006	2005
	In € millions
N+1	870	989	1,157
N+2	571	951	608
N+3	688	731	422
N+4	416	545	537
N+5	287	137	121
> 5 years	—	135	117

Total	2,832	3,488	2,962

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

These commitments relate to amounts in US dollars, converted into euros at the closing date exchange rate.

The number of aircraft on firm order as of March 31, 2007 fell by one unit compared with March 31, 2006 to 47 units. The number of options decreased by one unit over the same period to reach 34 aircraft. These movements can be explained by:

–	the delivery of seventeen aircraft over the period;

–	new orders: eleven firm orders and twelve options;

–	the conversion of eleven options into firm orders, and the cancellation of two options;

–	the change in the financing of the Embraer order involving a six unit reduction in the backlog.

Furthermore, in early October, Airbus signalled a significant change in the scheduled A380-800 deliveries to the Group, the first deliveries being postponed from summer 2008 to summer 2009.

Long-haul fleet

Passenger

The Group took delivery of three Airbus A330s and seven Boeing B777. As far as the Boeing B777s are concerned, it also confirmed two options and took out a further two options.

As of March 31, 2007, the Group’s backlog for the long-haul fleet comprised firm orders for ten Airbus A380s and eleven Boeing B777s, as well as options on four Airbus A380s and eight Boeing B777s.

Cargo

The Group has an outstanding order with Boeing for eight B777Fs (five firm orders and three options), the new cargo unit based on the B777-200LR and the B777-300ER. The first deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of six Airbus A318s, and one Boeing B737. As far as the Boeing B737 is concerned, it placed a new firm order for nine aircraft and confirmed two options. Additionally, two options were cancelled : one for an Airbus A318 and one for an Airbus A320.

As of March 31, 2007, the Group’s backlog comprised ten Boeing B737s under firm order as well as eight Boeing B737s and three Airbus A318s under option.

Regional fleet

The Group placed an order with Canadair for three CRJ700s and 16 CRJ1000s (eight firm orders and eight options). The order for six Embraer ERJ 190s does not appear because of the change in the financing terms for these aircraft.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
A318	As of March 31, 2007	Firm orders Options	— —	— 2	— 1	— —	— —	— —
	As of March 31, 2006	Firm orders Options	6 —	— 1	— 2	— 1	— —	— —
	As of March 31, 2005	Firm orders Options	3 —	3 5	— 2	— —	— —	— —
A319	As of March 31, 2007	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	2 —	— —	— —	— —	— —	— —
A320	As of March 31, 2007	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— 1	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	— —	— 2	— 1	— —	— —	— —
A330	As of March 31, 2007	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	3 —	— —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	6 —	2 —	— 1	— —	— —	— —
A380	As of March 31, 2007	Firm orders Options	— —	— —	5 —	3 1	2 2	— 1
	As of March 31, 2006	Firm orders Options	— —	2 —	3 —	3 —	1 1	1 3
	As of March 31, 2005	Firm orders Options	— —	— —	3 —	5 1	1 1	1 2
B737	As of March 31, 2007	Firm orders Options	4 —	6 2	— 5	— 1	— —	— —
	As of March 31, 2006	Firm orders Options	1 —	1 2	— 9	— 4	— —	— —
	As of March 31, 2005	Firm orders Options	1 —	— 2	— 4	— 4	— 1	— —
B747	As of March 31, 2007	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	1 —	— —	— —	— —	— —	— —
B777	As of March 31, 2007	Firm orders Options	6 —	4 —	1 5	— 3	— —	— —
	As of March 31, 2006	Firm orders Options	7 —	6 —	1 1	2 4	— 3	— —
	As of March 31, 2005	Firm orders Options	5 —	5 —	2 2	— 4	— —	— —

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
B777 F	As of March 31, 2007	Firm orders Options	— —	3 —	2 1	— 2	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— —	3 —	2 1	— 2	— —
	As of March 31, 2005	Firm orders Options	— —	— —	— —	— —	— —	— —
Embraer	As of March 31, 2007	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	3 —	3 —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	5 —	2 —	— —	— —	— —	— —
CRJ 700	As of March 31, 2007	Firm orders Options	3 —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	1 —	— —	— —	— —	— —	— —
CRJ 1000	As of March 31, 2007	Firm orders Options	— —	— —	1 —	4 —	3 —	— 8
	As of March 31, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2005	Firm orders Options	— —	— —	— —	— —	— —	— —

35.  Other commitments

35.1.  Commitments made

	Year ended March 31,
	2007	2006	2005
	In € millions
Call on investment securities	3	3	23
Put on investment securities	(6)	(3)	(2)

Warranties, sureties and guarantees	109	98	105
Mortgaged or secured assets	5,997	7,572	7,593

Other purchase commitments	73	187	167

The restrictions and pledges as of March 31, 2007 were as follows:

	Starting date of pledge	End of pledge	Amount pledged	NBV of balance sheet entry concerned	Corresponding %
	In € millions
Intangible assets				424	—
Tangible assets	March 98	October 2019	5,657	13, 558	41.72%
Financial assets	May 92	October 2019	615	1,784	34.47%

			6,272	15,766	39.78%

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

35.2.  Commitments received

	Year ended March 31,
	2007	2006	2005
	In € millions
Warranties, sureties and guarantees	245	198	145
Other	83	133	3

Warranties, sureties and guarantees are principally comprised of letters of credit from financial institutions.

36.  Related parties

36.1.  Transactions with the principal executives

Directors and their relatives hold less than 0.05% of the voting rights.

Advantages granted to the three principal executives are detailed as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Short term benefits	3.4	2.9	2.2
Post employment benefits	5.0	1.6	3.7

	8.4	4.5	5.9

Fees paid during the year ended March 31, 2007 but concerning the year ended March 31, 2006, for attendance at Board meetings amounted to € 0.4 million.

36.2. Transactions with other related parties

Cumulated amounts of transactions with related parties for the financial years ended March 31, 2007, 2006 and 2005 are as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Assets
Net trade accounts receivable	130	114	90
Other current assets	2	—	—
Other non-current assets	10	8	14

	142	122	104

Liabilities
Trade accounts payable	61	128	120
Other current liabilities	49	—	32
Other long-term liabilities	82	93	92

	192	221	244

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2007	2006	2005
	In € millions
Net sales	291	281	394
Landing fees and other rents	(553)	(571)	(570)
Other selling expenses	(214)	(209)	(268)
Passenger service	(87)	(91)	(37)
Other	(21)	(19)	(16)

	(584)	(609)	(497)

As a part of its normal business, the Group enters into transactions with related parties among which transactions with state-owned and governmental entities such as the Defense Ministry, the Paris Airport Authority (“Aéroports de Paris”, or “ADP”) and the French civil aviation regulator (“DGAC”). Air France-KLM considers that such transactions are concluded on terms equivalent to those of transactions with third parties. The most significant transactions are described below:

Aéroport De Paris (ADP)

•  Land and property rental agreements,

•  Airport and passenger related fee arrangements

In addition, ADP collects airport landing fees on behalf of the French State.

Total expenses incurred by the Group in connection with the above mentioned arrangements amounted to € 524 million, € 500 million and € 446 million for the periods ended March 31, 2007, 2006 and 2005.

Defense Ministry

Air France-KLM has entered into contracts with the French Defense Ministry to maintain certain aircraft of the French Air Force. The net revenue derived from such arrangements amounted to € 125 million for the year ended March 31, 2007, € 110 million for the year ended March 31, 2006, and € 139 million for the year ended March 31, 2005.

DGAC

The civil aviation regulator is the French State service organization which manages security and safety in French air space. As a result, the DGAC charges fees to Air France-KLM for the use of installations and services amounting to € 106 million for the year ended March 31,2007, € 98 million for the year ended March 31, 2006, and € 112 million for the year ended March 31, 2005.

Transactions with equity affiliates

During the financial year, Air France-KLM executed transactions with equity affiliates. The principal transaction concerned Amadeus GTD (which became WAM Acquisition). For the year ended March 31, 2007, total transactions with Amadeus GTD amounted to a gain of € 69 million

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

compared with € 68 million for the year ended March 31,2006 and € 100 million for the year ended March 31, 2005 and a charge of € 189 million compared with € 177 million for the year ended March 31, 2006 and € 226 million for the year ended March 31, 2005. The Group also conducted business with Martinair, with revenues amounting to € 33 million for the year ended March 31, 2007, € 26 million for the year ended March 31, 2006 and € 60 million for the year ended March 31, 2005. Moreover, the Group contracted Martinair’s services whose total cost amounted to € 28 million for the year ended March 31, 2007, € 35 million for the year ended March 31, 2006 and € 70 million for the year ended March 31, 2005.

During the period, Air France-KLM executed transactions with the other equity affiliates, including Heathrow Cargo Handling, Alpha Airport Plc and Air Chef. Total transactions realized with these equity affiliates were not significant for the periods ended March 31, 2007, 2006 and 2005.

37.  Cash flow statement

37.1.  Acquisition of subsidiaries and investments in associates

Net cash disbursements related to acquisition of subsidiaries and investments in associates were as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Cash disbursement for acquisitions	(25)	(58)	(69)
Cash from acquired subsidiaries	—	—	575

Net cash disbursement	(25)	(58)	506

•  Year ended March 31, 2007

The cash disbursement relating to acquisitions corresponds mainly to the purchase of 2% of Club Med for € 17 million.

•  Year ended March 31, 2006

The cash disbursement relating to acquisitions corresponds mainly to the subscription to the Alitalia capital increase amounting to € 25 million, the acquisition of KLM’s shares for a total of € 13 million, to the acquisition of shares in Aero Maintenance Group (AMG) for an amount of € 12 million and of Airlinair shares for an amount of € 4 million.

•   Year ended March 31, 2005

The acquisition of subsidiaries and stakes mainly corresponds to KLM’s cash at the acquisition date for an amount of € 575 million and the acquisition of treasury shares for an amount of € 32 million. Additional shares were purchased in Servair and Air Chef for respective amounts of € 3 million and € 4 million.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

37.2.  Disposal of subsidiaries

Net proceeds from the disposal of subsidiaries can be analysed as follows:

	Year ended March 31,
	2007	2006	2005
	In € millions
Proceeds from disposals	43	35	109
Cash of disposed subsidiaries	—	—	—

Net proceeds from disposals	43	35	109

•  Year ended March 31, 2007

Net proceeds from disposals mainly correspond to the sale of treasury shares for € 30 million.

•  Year ended March 31, 2006

Net proceeds from disposals mainly correspond to the sale of treasury shares for € 22 million and to the sale of Air Austral shares for € 9 million.

•  Year ended March 31, 2005

Net proceeds from disposals mainly correspond to the sale of the holding in Amadeus France for a total amount of € 91 million, to capital stock reimbursement by Opodo (€ 4 million).

37.3.  Non cash transactions

During the year ended March 31, 2007, the Group exchanged land located close to Schiphol (Netherlands) for shares in Schiphol Logistics Park CV. The valuation of the land and of the shares amounted to € 24 million. The entity Schiphol Logistics Park CV is equity accounted. Neither the disposal of the land nor the acquisition of Schiphol Logistics Park CV shares has an impact in the cash flow statement.

During the year ended March 31, 2006, there was no significant non-cash transaction.

During the year ended March 31, 2005, there was no significant non-cash transaction.

38.  Subsequent events

There has been no significant event subsequent to year end.

39.  Recent accounting pronouncements

New standards, interpretations and amendments to existing standards, effective for periods beginning on or after January 1, 2007, were not adopted early by the Group for the preparation of these consolidated financial statements. The Group is currently studying the impact of their implementation on the consolidated accounts. This analysis is not expected to result in any significant impacts.

•  the amendment to IAS 1 related to disclosures on capital, effective for periods beginning on or after January 1, 2007;

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  the standard IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after January 1, 2007;

•  the standard IFRS 8 “Operating Segments”, effective for periods beginning on or after January 1, 2009;

•  the interpretation IFRIC 8 “Scope of IFRS2”, effective for periods beginning on or after May 1, 2006;

•  the interpretation IFRIC 9 “Reassessment of embedded derivatives”, effective for periods beginning on or after June 1, 2006;

•  the interpretation IFRIC 10 “Interim financial reporting and impairment”, effective for periods beginning on or after November 1, 2006;

•  the interpretation IFRIC 11 “IFRS2-Group and treasury shares transactions”, effective for periods beginning on or after March 1, 2007.

•  the interpretation IFRIC 12 “Service concession arrangements”, effective for periods beginning on or after January 1, 2008.

Standard IFRS 8, as well as interpretations IFRIC 10, IFRIC 11 and IFRIC 12 have not yet been adopted by the European Union.

Other new standards, interpretations and amendments to existing standards are not applicable to the Group.

40.  Comparative figures

Certain amounts relating to prior years have been reclassified to conform with the presentation of this year’s financial statements. This reclassification had no impact on previously reported net income or stockholders’ equity.

Following additional analysis on provisions for restitution for the year ended March 31, 2006, a sum of € 37 million, corresponding to use of the provision, has been reclassified from “aircraft maintenance costs”, where the amount had been inappropriately recorded, to “Provisions”. This reclassification has an impact on the presentation of the consolidated income statement, on the consolidated cash flow statement, on external charges (note 6), on amortization, depreciation and provisions (note 8) and on provisions and retirement benefits (note 29).

Furthermore, following the harmonization of the allocation of the fuel surcharges within the Group, the figures disclosed for the year ended March 31, 2006 regarding traffic sales by geographical area (note 5.2) have been modified.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

41.  Consolidation scope as of march 31, 2007

The scope includes 149 fully consolidated entities and 30 equity affiliates

41.1.  Consolidated entities

Entity	Segment	% interest	% control
AIR FRANCE SA	Multisegment	100	100
KLM N.V.	Multisegment	97	49
AIR FRANCE SERVICES LTD	Passenger	100	100
BRIT AIR	Passenger	100	100
CITY JET	Passenger	100	100
CYGNIFIC (UK) LIMITED	Passenger	97	49
CYGNIFIC B.V.	Passenger	97	49
FREQUENCE PLUS SERVICES	Passenger	100	100
IAS ASIA INCORPORATED	Passenger	97	49
IASA INCORPORATED	Passenger	97	49
ICARE	Passenger	100	100
INTERNATIONAL AIRLINE SERVICES EUROPE LIMITED	Passenger	97	49
INTERNATIONAL AIRLINE SERVICES LIMITED	Passenger	97	49
INTERNATIONAL AIRLINE SERVICES OFFSHORE LIMITED	Passenger	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED	Passenger	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED LIABILITY COMPANY	Passenger	97	49
KLM CITYHOPPER B.V.	Passenger	97	49
KLM CITYHOPPER UK LTD	Passenger	97	49
KLM GROUND SERVICES LIMITED	Passenger	97	49
KLM LUCHTVAARTSCHOOL B.V.	Passenger	97	49
LYON MAINTENANCE	Passenger	100	100
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Passenger	100	100
SOCIETE D’EXPLOITATION AERONAUTIQUE	Passenger	100	100
STICHTING STUDENTENHUISVESTING VLIEGVELD EELDE	Passenger	97	49
BLUE CROWN B.V.	Cargo	97	49
CSC INDIA	Cargo	97	49
MEXICO CARGO HANDLING	Cargo	100	100
ROAD FEEDER MANAGEMENT B.V.	Cargo	97	49
SODEXI	Cargo	60	60
AIR FRANCE INDUSTRIE US	Maintenance	100	100
CRMA	Maintenance	100	100
EUROPEAN PNEUMATIC COMPONENT OVERHAUL AND REPAIR (EPCOR) B.V.	Maintenance	97	49
GUANGZHOU HANGXIN AVIONICS CO. LTD	Maintenance	41	80
HANGXIN HITECH RESOURCES HOLDING LTD	Maintenance	41	80
HARBIN HANGXIN AVIONICS CO. LTD	Maintenance	41	80
KLM UK ENGINEERING LIMITED	Maintenance	97	49
REENTON DEVELOPMENT LIMITED	Maintenance	51	51
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	Maintenance	41	80
ACNA	Other	98	100
ACSAIR	Other	50	51

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Entity	Segment	% interest	% control
AEROFORM	Other	98	100
AEROSUR	Other	98	100
AFRIQUE CATERING	Other	50	51
AIR FRANCE FINANCE	Other	100	100
AIR FRANCE FINANCE IRELAND	Other	100	100
AIR FRANCE PARTNAIRS LEASING NV	Other	45	45
AIR UK (Jersey) LIMITED	Other	97	49
AIR UK LEASING LIMITED	Other	97	49
AIRCRAFT MAINTENANCE AMSTERDAM B.V.	Other	97	49
AIRGO B.V.	Other	97	49
AIRPORT MEDICAL SERVICES B.V.	Other	78	49
ALL AFRICA AIRWAYS	Other	80	80
AMA HOLDING B.V.	Other	97	49
AMSTERDAM SCHIPOL PIJPLEIDING BEHEER B.V.	Other	58	49
AMSTERDAM SCHIPOL PIJPLEIDING C.V.	Other	70	49
AQUILA INVEST B.V.	Other	97	49
BASE HANDLING	Other	98	100
BLUE YONDER II B.V.	Other	97	49
BLUE YONDER IX B.V.	Other	97	49
BLUE YONDER X B.V.	Other	97	49
BLUE YONDER XI B.V.	Other	97	49
BLUE YONDER XII B.V.	Other	97	49
BLUE YONDER XIII B.V.	Other	97	49
BLUE YONDER XIV B.V.	Other	97	49
BRUNEAU PEGORIER	Other	98	100
CARI	Other	98	100
CATERING FDF	Other	50	51
CATERING PTP	Other	50	51
CELL K16 INSURANCE COMPANY	Other	97	0
CENTRE DE PRODUCTION ALIMENTAIRE	Other	98	100
CULIN’AIR PARIS	Other	55	56
DAKAR CATERING	Other	49	50
ETS EQUIPMENT TECHNO SERVICES	Other	97	49
EUROPEAN CATERING SERVICES	Other	98	100
GIE JEAN BART	Other	10	10
GIE SERVCENTER	Other	98	100
GIE SURCOUF	Other	100	100
HEESWIJK HOLDING B.V.	Other	97	49
JET CHEF	Other	98	100
KES AIRPORT EQUIPMENT FUELLING B.V.	Other	97	49
KES AIRPORT EQUIPMENT LEASING B.V.	Other	97	49
KLEUR INVEST B.V.	Other	97	49
KLM AIRLINE CHARTER B.V.	Other	97	49
KLM CATERING SERVICES SCHIPOL B.V.	Other	97	49
KLM EQUIPMENT SERVICES B.V.	Other	97	49
KLM FINANCIAL SERVICES B.V.	Other	97	49
KLM FLIGHT CREW SERVICES GMBH	Other	97	49

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Entity	Segment	% interest	% control
KLM HEALTH SERVICES B.V.	Other	97	49
KLM INTERNATIONAL CHARTER B.V.	Other	97	49
KLM INTERNATIONAL FINANCE COMPANY B.V.	Other	97	49
KLM OLIEMAATSCHAPPIJ B.V.	Other	97	49
KLM UK HOLDINGS LIMITED	Other	97	49
KLM UK LIMITED	Other	97	49
KROONDUIF B.V.	Other	97	49
LYON AIR TRAITEUR	Other	98	100
MALI CATERING	Other	70	99
MANAGEMENT MAATSCHAPPIJ B.V.	Other	97	49
MARTINIQUE CATERING	Other	91	93
MAURITANIE CATERING	Other	25	51
OCCABOT BEHEER B.V.	Other	97	49
O’FIONNAGAIN HOLDING COMPANY LIMITED	Other	100	100
ORION-STAETE B.V.	Other	97	49
ORLY AIR TRAITEUR	Other	98	100
OUAGADOUGOU CATERING SERVICES	Other	98	100
PASSERELLE	Other	98	100
PELICAN	Other	100	100
PHK FREIGHT SERVICES B.V.	Other	97	49
PMAIR	Other	50	51
PRESTAIR	Other	98	100
PYRHELIO-STAETE B.V.	Other	97	49
QUASAR-STAETE B.V.	Other	97	49
RIGEL-STAETE B.V.	Other	97	49
ROSC LIMITED	Other	97	49
SAVEUR DU CIEL	Other	98	100
SERVAIR (Cie d’exploitation des services auxiliaires aériens)	Other	98	98
SERVAIR SATS	Other	50	51
SERVANTAGE	Other	98	100
SERVCLEANING	Other	98	100
SERVLING	Other	98	100
SKYCHEF	Other	54	55
SKYLOGISTIC	Other	98	100
SOCIETE IMMOBILIERE AEROPORTUAIRE	Other	98	100
SOGRI	Other	95	97
SORI	Other	49	50
SPECIAL MEALS CATERING	Other	98	100
SPICA-STAETE B.V.	Other	97	49
TAKEOFF 1 LIMITED	Other	100	100
TAKEOFF 10 LIMITED	Other	100	100
TAKEOFF 11 LIMITED	Other	100	100
TAKEOFF 12 LIMITED	Other	100	100
TAKEOFF 13 LIMITED	Other	100	100
TAKEOFF 14 LIMITED	Other	100	100
TAKEOFF 15 LIMITED	Other	100	100
TAKEOFF 16 LIMITED	Other	100	100

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Entity	Segment	% interest	% control
TAKEOFF 2 LIMITED	Other	100	100
TAKEOFF 3 LIMITED	Other	100	100
TAKEOFF 4 LIMITED	Other	100	100
TAKEOFF 5 LIMITED	Other	100	100
TAKEOFF 6 LIMITED	Other	100	100
TAKEOFF 7 LIMITED	Other	100	100
TAKEOFF 8 LIMITED	Other	100	100
TAKEOFF 9 LIMITED	Other	100	100
TOULOUSE AIR TRAITEUR	Other	50	51
TRANSAVIA AIRLINES BV	Other	97	49
TRANSAVIA AIRLINES C.V.	Other	97	49
TRANSAVIA FRANCE	Other	99	100
TRAVEL INDUSTRY SYSTEMS B.V.	Other	97	49
UILEAG HOLDING COMPANY LIMITED	Other	100	100
WEBLOK B.V.	Other	97	49

41.2.  Equity affiliates

Entity	Segment	% interest	% control
FINANCIERE LMP	Passenger	20	20
SOCIETE NOUVELLE AIR IVOIRE	Passenger	39	49
TEAMTRACKERS SA	Passenger	49	49
TEAMTRACKERS SRO	Passenger	49	49
HEATHROW CARGO HANDLING	Cargo	50	50
AERO MAINTENANCE GROUP	Maintenance	39	39
SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Maintenance	8	20
SINGAPORE HANGXIN AVIATION ENG. PTE	Maintenance	12	30
SPAIRLINERS	Maintenance	50	50
AIR CHEF	Other	49	50
ALPHA AIRPORTS GROUP PLC	Other	26	27
BAAN TARA DEVELOPMENT LTD	Other	97	49
BAAN TARA HOLDING LTD	Other	97	49
FLYING FOOD CATERING	Other	48	49
FLYING FOOD MIAMI	Other	48	49
FLYING FOOD SAN FRANCISCO	Other	43	44
FLYING FOOD SERVICES	Other	48	49
INTERNATIONAL AEROSPACE MANAGEMENT COMPANY S.C.R.L.	Other	19	20
KENYA AIRWAYS LIMITED	Other	25	26
LOGAIR	Other	49	50
LOME CATERING SA	Other	17	35
MACAU CATERING SERVICES	Other	17	34
MARTINAIR HOLLAND N.V.	Other	49	49
PAVILLON D’OC TRAITEUR	Other	34	35
SCHIPOL LOGISTICS PARK CV	Other	51	49
SEREP	Other	38	39
SERVAIR EUREST	Other	34	35
SESAL	Other	39	40
TERMINAL ONE GROUPE ASSOCIATION	Other	25	25
WAM	Other	22	23

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

42.  Reconciliation of net income and stockholders’ equity and condensed consolidated u.s. gaap statements of income and balance sheets

The Group’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Commission for use in the European Union which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

42.1.  Reconciliation of net income and of Stockholders’ equity

Reconciliation of net income

The effects of the application of U.S. GAAP on net income for each of the years ended March 31, 2007, 2006 and 2005 are set out below:

	Year Ended
	March 31, 2007	March 31, 2006	March 31, 2005
		(in € millions)
Group net income in the IFRS consolidated income statements	891	913	1,710
U.S. GAAP adjustments:
(a) Business combination:
a-1 KLM	128	194	(1,256)
a-2 Other	2	—	—
(b) Reconciling items related to aircraft	(36)	(90)	(71)
(c) Pensions and post-retirement benefits	(28)	(2)	4
(d) Derivatives	(10)	16	688
(e) Stock-based compensation	(4)	(19)	(23)
(f) Treasury shares	—	—	2
(g) Convertible bonds	4	3	—
(h) Other	(7)	(18)	(7)
(i) Accounting for income taxes	(20)	—	—
(j) Deferred income tax effect on above adjustments	(104)	12	(293)

Total U.S. GAAP adjustments	(75)	96	(956)

Minority interests on above adjustments	1	(5)	1

Group net income, according to U.S. GAAP	817	1,004	755

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of Stockholders’ equity

The effects of the application of U.S. GAAP on stockholders’ equity as of March 31, 2007, 2006 and 2005 are set out in the table below:

	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Stockholders’ equity, as reported in the IFRS consolidated balance sheets	8,412	7,853	6,020

Minority interest	(113)	(119)	(111)
Stockholders’ equity attributable to equity holders of Air France-KLM, as reported under IFRS	8,299	7,734	5,909
U.S. GAAP adjustments:
(a) Business combination:
a-1 KLM	(951)	(1,078)	(1,271)
a-2 Other	113	112	112
(b) Reconciling items related to aircraft	611	647	736
(c) Pensions and post-retirement benefits	665	50	28
(d) Derivatives	(108)	(112)	1,061
(e) Stock-based compensation	—	—	—
(f) Treasury shares	—	—	(73)
(g) Convertible bonds	(64)	(68)	—
(h) Other	—	7	(7)
(i) Accounting for income taxes	(20)	—	—
(j) Deferred income tax effect on above adjustments	(573)	(280)	(707)

Total U.S. GAAP adjustments	(327)	(722)	(121)

Minority interests on above adjustments	(22)	(6)	(9)

Stockholders’ equity, according to U.S. GAAP	7,950	7,006	5,779

Differences between accounting principles followed by the Group and U.S. GAAP

Elements of the Group’s accounting policies which differ significantly from U.S. GAAP are described below.

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

All assets, liabilities and non-controlling interests of KLM have been measured at their fair values at the date of completion of the exchange offer. KLM’s operations have been consolidated beginning May 1, 2004.

Under IFRS and U.S. GAAP, the acquisition of KLM was accounted for under the purchase method which differs in certain aspects between IFRS and U.S. GAAP.

Stockholders’ equity and net income reconciling items before tax included in the reconciliation related to KLM’s business combination are summarized below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Elimination of negative goodwill recognized under IFRS	—	—	(1,352)	(1,352)	(1,352)	(1,352)
Reconciling items related to the negative goodwill	—	—	—	(16)	(16)	(16)
Changes to the purchase price allocation	—	11	(11)	—	—	(10)
Effect of the allocation of the negative goodwill on the depreciation of assets acquired :
Fleet asset	91	96	82	268	178	82
Other tangible assets	17	17	15	49	32	15
Intangible assets	15	6	6	27	12	6
Software	5	4	4	13	8	4
Equity investments	—	1	—	1	1	—
Elimination of impairment recorded on Martinair	—	59	—	59	59	—

Total	128	194	(1,256)	(951)	(1,078)	(1,271)

•  Negative goodwill recognized under U.S. GAAP

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

Consequently, under U.S. GAAP, the negative goodwill has been allocated on a pro rata basis as a reduction of the fair values of certain assets, namely fixed assets, intangible assets, other non current assets and investment accounted for under the equity method.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The allocation under U.S. GAAP of the negative goodwill on the assets is presented below:

	Initial allocation	Reversal of valuation allowance and release of income tax contingencies	Final allocation
	(in € millions)
Decrease in fleet assets	(1,229)	—	(1,229)
Decrease in other tangible assets	(276)	—	(276)
Decrease in other assets	(116)	—	(116)
Decrease in equity method investments	(69)	—	(69)
Decrease in intangible assets identified	(146)	(239)	(385)
Decrease in software	(15)	—	(15)
Release of income tax contingencies	—	20	20
Deferred tax asset arising from the above reconciling items	639	85	724
Valuation allowance on deferred tax assets generated by the allocation of negative goodwill	(156)	134	(22)

Allocation of negative goodwill under U.S. GAAP	(1,368)	—	(1,368)

The allocation of negative goodwill to intangible assets, fleet assets and other tangible assets reduces the depreciation expense recorded under U.S. GAAP over the useful lives of the assets.

As of March 31, 2006, the Group determined that the remaining valuation allowance on deferred tax assets generated by the allocation of negative goodwill was no longer required. In accordance with the requirements of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), the Group has credited € 113 million to non-current intangible assets related to the acquisition.

The Group adopted SAB 108 for the fiscal year ending March 31, 2007, with an effective date of April 1, 2006. The adoption of SAB 108 is described in the section 43.6. As a result of the application of SAB 108, the Group booked a cumulative effect adjustment to non-current intangible assets related to the acquisition amounting to €78 million. Such adjustment relates to the portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits would be applied to reduce non-current intangible assets under U.S. GAAP.

During the year ended March 31, 2007, KLM reversed a provision for income tax contingencies of €20 million which existed prior to the acquisition. Under U.S. GAAP, this reversal is recorded against non-current intangible assets related to the acquisition. The resulting change in the accounting basis of intangible assets creates tax benefits that would also be applied to reduce non-current intangible assets. In accordance with the requirements of SFAS 109 the Group ultimately credited €27 million to non-current intangible assets related to the acquisition. Furthermore, KLM reversed a valuation allowance on deferred tax assets of a subsidiary in the United Kingdom, which existed at the date of acquisition of KLM. In accordance with the requirements of SFAS 109 the Group has credited €21 million to non-current intangible assets related to the acquisition.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of negative goodwill

The reconciliation between the negative goodwill calculated under IFRS and the negative goodwill calculated under U.S. GAAP is presented below:

In € millions
Negative goodwill under IFRS	(1,352)
Differences related to determination of purchase price :
Measurement date of securities issued	(37)
Employee stock options valuation	(2)
Differences related to the allocation of purchase price :
Reclassification of treasury shares	34
Capitalized maintenance cost for aircraft under operating leases	11
Adjustment to aircraft restitution provisions	(26)
Deferred income tax effect on above adjustments	4
Minority interests on above adjustments	—

Total U.S. GAAP reconciling items	(16)

Negative goodwill under U.S. GAAP	(1,368)

Differences in the negative goodwill between IFRS and U.S. GAAP are further explained below:

Differences related to the determination of purchase price

Under IFRS, the purchase price of KLM has been determined to be €831 million as described in note 4 of these consolidated financial statements. Under U.S. GAAP such purchase price has been determined to be €792 million.

The difference is explained as follows:

(i)	Measurement date of securities issued: under IFRS, the consideration for the acquisition of KLM’s common shares by Air France was based on the quoted market price as of the two closing dates of the exchange offer (i.e. May 3, 2004 at € 14.65 per share and May 21, 2004 at €12.81 per share). Under U.S. GAAP, Air France has complied with the provisions of EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination and used the market price for a reasonable period before and after the date the terms of the transaction were agreed to and announced in determining the fair value of securities issued. Accordingly, under U.S. GAAP, Air France shares issued in consideration for the acquisition of KLM were determined based on a weighted average share price for the six trading days between September 25, 2003 and October 2, 2003, which was € 13.34 per share. The warrants issued as part of the transaction have also been valued at different dates under IFRS and U.S. GAAP.

(ii)	Employee stock options: under both IFRS and U.S. GAAP, vested stock options issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. Accordingly, Air France-KLM has followed the provisions of FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (“FIN 44”) and has included the fair value of the options issued in the purchase price. The date of stock market price used in the Black-Scholes model for stock options valuation differs between IFRS and U.S. GAAP.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

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

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity.

Capitalized maintenance cost for aircraft under operating leases and adjustment to aircraft restitution provisions

Under IFRS, the Group accrues for both airframe and engine maintenance costs related to aircraft held under an operating lease as soon as the aircraft does not meet the return to condition criteria set forth in the lease arrangement between the Group and the lessor. When the condition of aircraft exceeds the return to condition criteria set as per the lease arrangement, the Group capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under U.S. GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

•  Changes to the purchase price allocation during the year ended March 31, 2006

Changes to the purchase price allocation were made and recorded during the year ended March 31, 2006. Adjustments to the allocation as of March 31, 2005 relate primarily to the pension valuation and the valuation of a debt owed to the Dutch State. As a result of such adjustments, the negative goodwill has been adjusted from €1,387 million to €1,368 million. The allocation of the negative goodwill on assets has been revised accordingly.

The March 31, 2005 IFRS consolidated balance sheets published in these consolidated financial statements reflects the final purchase price allocation.

•  Elimination of the impairment recorded on Martinair

Under IFRS, an impairment charge has been recorded on the Group’s investment in Martinair (accounted for under the equity method) during the year ended March 31, 2006 for an amount of € 59 million. Under U.S. GAAP, the investment in Martinair had already been reduced by €59 million as part of the negative goodwill allocation as disclosed above.

a-2 Other business combinations

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Amortization of goodwill	—	—	—	107	107	107
Business combination other than KLM	2	—	—	6	5	5

Other business combination	2	—	—	113	112	112

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Amortization of goodwill:

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

Under U.S. GAAP, the Group accounts for goodwill and other indefinite life intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As permitted, the Group adopted the provisions of SFAS 142 on April 1, 2001. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise).

Additionally, goodwill on equity method investments is no longer amortized; however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The Group performs the annual test for goodwill impairment as of December 31 of each year. No goodwill impairment was recorded during the years ended March 31, 2007, 2006 and 2005.

•  Business combinations other than KLM:

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA business combinations) have not been accounted for in accordance with IFRS 3. Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS No 141 Business Combinations applicable for business combinations initiated after that date, require that the Group allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be measured at fair value at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under IFRS and U.S. GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from IFRS to U.S. GAAP is disclosed below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Reduction of goodwill	—	—	—	(23)	(23)	(23)
Increase in tangible assets	2	—	—	29	28	28

Business combination other than KLM	2	—	—	6	5	5

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

(b) Reconciling items related to aircraft

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Fair market value of the fleet	(66)	(91)	(77)	438	504	595
Leases involving governmental units	—	—	1	33	33	33
Accounting for maintenance costs	(17)	(54)	(3)	(173)	(156)	(103)
Sale-leaseback transactions	17	19	3	(38)	(55)	(74)
Restitution cost accrual	30	36	5	351	321	285

Total	(36)	(90)	(71)	611	647	736

•  Fair market value of the fleet

In accordance with IFRS 1, the Group has elected to measure certain aircraft at the date of transition to IFRS at their fair value and to use this fair value as deemed cost. The fleet was valued as of April 1, 2004 by external appraisers.

Under U.S. GAAP, the fleet is valued at historical cost less accumulated depreciation and impairment charge, if applicable.

•  Leases involving governmental units

Under IFRS, certain lease agreements with Aéroports De Paris (“ADP”), a governmental unit, have been accounted for as finance leases in accordance with IAS 17, Leases.

Under U.S. GAAP, in accordance with FIN 23, Leases of certain properties owned by a governmental unit or authority, lease agreements with ADP have been accounted for as operating leases.

•  Accounting for maintenance costs

Under IFRS, the Group applies the component method for major airframe and engine maintenance. The estimated maintenance costs related to aircraft owned and held under finance leases are capitalized and depreciated over the period to the next major overhaul.

Under U.S. GAAP, the Group accounts for maintenance costs of owned aircraft and aircraft held under capital leases using the expense as incurred method.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Sale-leaseback transactions

The Group regularly enters into transactions whereby the Group sells a fully owned aircraft to a third party and leases the aircraft back from this party (the lessor). Under IFRS, when this transaction results in a sale and operating leaseback transactions, the related profit or losses are accounted for as follows:

•  They are recognized immediately when it is clear that the transaction is established at fair value.

•  If the sale price is below fair value, any profit or loss is recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used, and

•  If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.

Under U.S. GAAP, all profits or losses on sales realized by the Group are deferred and amortized in proportion to the related gross rental charged to expense over the lease term, for operating leases. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss is recognized immediately up to the amount of the differences between undepreciated cost and fair value.

•  Restitution cost accrual

Under IFRS, the Group accrues for both airframe and engine maintenance costs related to aircraft held under an operating lease as soon as the aircraft does not meet the return to condition criteria set as per the lease arrangement between the Group and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Group capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under U.S. GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

(c)  Pensions and post-retirement benefits other than pension plans

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Additional minimum liability	—	—	—	(172)	(159)	(183)
Additional liability to comply with SFAS 158 (first application)	—	—	—	655	—	—
Difference in the timing of the recognition of actuarial gains and losses	(17)	(10)	(7)	169	185	195
Difference in recognition of prior service costs	(11)	7	14	12	23	16
Difference in transition obligation	3	3	3	(2)	(5)	(8)
Provision for early retirement	(3)	(2)	(6)	3	6	8

Total	(28)	(2)	4	665	50	28

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

•  Additional minimum liability

Prior to March 31, 2007, under U.S. GAAP, the Group accounted for its pension and post-retirement benefit plans in accordance with SFAS No. 87 Employers’ Accounting for Pensions (“SFAS 87”) and SFAS No. 106 Employers’ Accounting for Postretirement Benefits (“SFAS 106”). Under U.S. GAAP, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to SFAS 87, as an intangible asset for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.

There is no requirement for an additional minimum liability under IFRS.

•  Additional liability to comply with SFAS 158

Beginning March 31, 2007, under U.S. GAAP, the Group accounts for its pension and post-retirement benefit plans in accordance with SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. Under U.S. GAAP, the Group must recognize the funded status of benefit plan—measured as the difference between the fair value of plan assets and the benefit obligation—in its statement of financial position.

Under IFRS, the Group amortizes the cost of prior service costs when the plans concerned by are unvested and recognizes the actuarial gains and losses using the 10% corridor method.

•  Difference in the timing of the recognition of actuarial gains and losses

In accordance with IFRS 1, the Group elected to recognize the unrecognized actuarial gains and losses in the Group’s net stockholders’ equity at the IFRS transition date, thus creating a reconciling item between IFRS and U.S. GAAP.

•  Difference in recognition of prior service costs

Under IFRS, increase in prior service cost for vested rights is recognized directly in the income statement.

Under U.S. GAAP, such costs are generally amortized over the remaining service period of the employees participating in the plan.

•  Difference in transition obligation

Under U.S. GAAP, the Group accounts for its pension and post retirement benefit plans in accordance with SFAS 87 and SFAS 106. Transition obligations for pensions were calculated as of April 1, 2001 and have been amortized through a 12-year period.

•  Provision for early retirement

In accordance with French law, Air France-KLM has implemented a voluntary early retirement program for employees between 55 and 60 years of age (normal retirement age). During this early retirement period, employees receive 80% of their full time salary for working part time. The employees are required to work 50% of the total working time remaining until

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

normal retirement age. In most cases, the employees work 80% of the total time during the first half of the period and 20% during the second half. Under IFRS, the Group treated the additional benefits granted under the early retirement program as termination benefits and recorded a liability at the date of the offer to the employees.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS No. 112, Employers’ Accounting for Post-employment Benefits.

(d)  Derivatives

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity as of
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Unrealized gains / (losses) on fuel derivatives	(20)	28	821	—	—	1,234
Unrealized gains / (losses) on forward exchange contracts	11	(9)	(140)	(108)	(112)	(97)
Unrealized gains / (losses) on interest swaps	(1)	(3)	7	—	—	(76)

Total	(10)	16	688	(108)	(112)	1,061

Beginning April 1, 2005, the Group has applied IAS 32 and IAS 39. The impact of the first time application of IAS 32 and 39 was directly recorded in equity. Amounts recorded into equity correspond to derivatives’ fair value and hedged items’ revaluation attributable to the hedged risk (fair value hedge).

Prior to April 1, 2005, the Group applied the following accounting policies under IFRS:

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

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

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

Under U.S. GAAP, beginning March 31, 2001, the Group adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) according to which all derivative instruments are to be recognized on the balance sheet at fair value, similarly to IAS 32 and IAS 39.

Until March 31, 2005, the derivatives held by the Group over the periods were economic hedges. However, most of the derivatives did not qualify for hedge accounting under SFAS 133 as the documentation supporting hedging transactions was not sufficient to meet the necessary requirements. Changes in derivatives’ fair value were therefore recorded in the income statement without offset against the underlying hedged item.

Beginning April 1, 2005, the differences between U.S. GAAP and IFRS mainly relate to:

•  Hedge effectiveness assessment for cash flow hedges involving the use of options

Under IFRS, effectiveness is assessed including options’ time value, resulting in recognizing changes in options’ time value in income statement as ineffectiveness.

Under U.S. GAAP, based on DIG G20 principles, Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge, changes in options’ time value are excluded from hedge effectiveness calculations if the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income.

•  Difference in IAS 39 and SFAS 133 application date

Under U.S. GAAP, certain derivatives were qualified as trading derivatives until March 31, 2005. Following the adoption of IAS 39, these derivatives have been qualified as fair value hedge, consistent with the IFRS classification. This leads to a difference relating to the carrying value of the hedged items, between IFRS and U.S. GAAP. As of March 31, 2006, the above difference leads to a decrease in stockholders’ equity from the IFRS accounts to the U.S. GAAP accounts of € 112 million. This reconciling item will remain until the derivatives mature.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

(e)  Stock based compensation

	Income Statement			Stockholders’ equity
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
ESA 2003 plan	1	2	—	—	—	—
ESA 1998 plan	(5)	(21)	(23)	—	—	—

Total	(4)	(19)	(23)	—	—	—

•  ESA 2003 plan

The ESA 2003 plan vests in annual installments over a six year period.

In accordance with IFRS 2.IG11, the Group accounts for each installment of this plan on a straight-line basis over the requisite period for each separately vested portion of the plan.

Under U.S. GAAP and in accordance with SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), the Group made an election for plans similar to ESA 2003 to allocate the related compensation cost ratably over the service period as (i) the Group does not use different estimated useful lives in the determination of the fair value of these awards and (ii) the cumulative compensation cost recognized at any date equals the portion of the award vested.

•  ESA 1998 plan

Under IFRS, pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, were accounted for in accordance with IFRS 2. The other plans are not valued and remain unrecognized. As a result, ESA 1998 has not been accounted for in accordance with IFRS 2.

Under U.S. GAAP, the Group accounted for this plan in accordance with SFAS 123(R). Accordingly, the fair value of those awards is charged against income. This GAAP difference had no impact on stockholders’ equity.

(f)  Treasury shares

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Reclassification of treasury shares	—	—	2	—	—	(49)
Commitment to repurchase	—	—	—	—	—	(24)

Total	—	—	2	—	—	(73)

•  Reclassification of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation if necessary, in accordance with French GAAP.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity. Effective April 1, 2005, this accounting treatment is also adopted under IFRS.

•  Commitment to repurchase

As of March 31, 2005, the Group was carrying 1,600,000 of its own shares that had been transferred to a third party with a commitment to repurchase those shares. Under IFRS and until the adoption of IAS 32 and IAS 39, such transaction was considered as a temporary loan.

Under U.S. GAAP, the commitment to repurchase the shares has been separately accounted for by the Group in accordance with SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. This resulted in an increase in financial debt and a decrease in stockholders’ equity of €24 million as of March 31, 2005.

(g)  Convertible bonds

Under IFRS, the Group accounts for convertible bonds in accordance with IAS 32. As a result, the convertible debt is divided into its liability and its equity component. These components are presented separately on the face of the balance sheet.

Under U.S. GAAP, the Group accounts for convertible bonds in accordance with APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrant, which requires that, when the convertible debt is issued and the conversion price is greater than the market value of the stock at the issuance date, no value is to be apportioned to the conversion feature when recording the issue. As a result of this GAAP difference, the interest expense is greater under IFRS.

(h)  Other

Stockholders’ equity and net income adjustments before tax included in the reconciliation are summarized below:

	Income Statement			Stockholders’ equity
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Marketable and investments securities	—	—	5	—	—	(2)
Equity method investments	(7)	(21)	(4)	—	7	(2)
Impairment	—	3	—	—	—	(3)
Other	—	—	(8)	—	—	—

Total	(7)	(18)	(7)	—	7	(7)

•  Marketable and investments securities

Under IFRS before the adoption of IAS 32 and IAS 39, the Group accounted for its investments in debt and equity securities at the lower of historical cost or fair value, determined on an investment by investment basis. The fair value of an investment corresponded to the value in use to the Group. Any impact of changes in provisions for investments was recorded in earnings. Provisions previously recorded might be reversed based on subsequent recoveries in fair values.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Under U.S. GAAP, the Group is required to apply the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). SFAS 115 requires that investments in marketable securities be divided into three categories: trading securities (investments that are bought and held principally for the purpose of selling them in the near term), held-to-maturity securities (debt securities that the Group has a positive intent and ability to hold to maturity), and available-for-sale investments (all other securities). Under SFAS 115, the Group classifies its investments in marketable debt and equity securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a component of stockholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income to reduce the cost basis of the assets. Such losses cannot be reversed.

•  Equity method investments

Under IFRS, the Group has accounted for investments in companies on which it has the ability to exercise significant influence under the equity method. The Group’s share in income of companies accounted for under the equity method is determined based on the IFRS financial statements of such companies.

Under U.S. GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with U.S. GAAP prior to the Group’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under U.S. GAAP relate to the Group’s investment in:

-	Alpha and mainly reflect difference in accounting for pension

-	Amadeus GTD and mainly reflect differences in accounting for business combination. Upon realization of the LBO transaction described in note 10, all the differences had been reversed by the profit and loss.

As a consequence of the Amadeus GTD transaction, Air France-KLM’s interest in WAM was reduced to zero under both IFRS and U.S. GAAP. After Air France-KLM’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Air France-KLM has incurred legal or constructive obligations or made payments on behalf of the associate. Air France-KLM is not expected to guarantee debt or enter into any other agreements that may require the Group to infuse cash into WAM.

If WAM subsequently reports profits, Air France-KLM will resume recognizing its share of those profits only after its share of the profits exceeds the share of losses not recognized.

•  Impairment

Under U.S. GAAP, management determined that the estimated net undiscounted future cash flows generated by its Beech 1900 were less than their carrying value. Management estimated the undiscounted future cash flows with models used by the Group in making fleet and scheduling decisions. Under U.S. GAAP, the Beech 1900 aircraft and the related long-lived assets were therefore written down to their fair values, based on the present value technique method.

Under IFRS, the Group did not recognize any impairment on the Beech 1900 due to the measurement of certain aircraft at the transition date to IFRS at their fair value.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The Group disposed of all the Beech 1900 during the year ended March 31, 2006, thus generating a gain higher under U.S. GAAP than under IFRS for the year then ended.

(i)  Accounting for income taxes

During the year ended March 31, 2007, KLM settled tax litigation with the Dutch tax authorities for which a provision had been recorded prior to the acquisition. Under IFRS, the Group recorded the reversal of this tax contingency in the income statement. Under U.S. GAAP, this reversal is recorded against non-current intangible assets related to the acquisition.

(j)  Deferred income tax effect on above adjustments

The tax effect of the adjustments included in the reconciliation of net income and stockholders’ equity under IFRS to U.S. GAAP was calculated by applying the applicable tax rate to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate is the tax rate expected to apply at the time the temporary difference will reverse based on the specific tax jurisdiction in which the reversal will occur.

The tax rates used in the calculation of the deferred income tax effect are:

•  For the year ended March 31, 2007: 34.43% for France and 28.58% for Netherlands

•  For the year ended March 31, 2006: 34.43 % for France and 29.6% for Netherlands

•  For the year ended March 31, 2005: 34.93% for France and 30% for Netherlands

(k)  Discontinued operations

On December 30, 2004, Air France-KLM’s disposed of its 66% interest in Amadeus France to Amadeus GTD, an equity investee of Air France-KLM.

Under IFRS, Amadeus France has been classified as a discontinued operation as of March 31, 2005.

Under U.S. GAAP, recognition as discontinued operation is not permitted when the seller retains continuing involvement. Considering the equity method investment in Amadeus GTD, continuing involvement was presumed and therefore Amadeus France was not classified as a discontinued operation under U.S. GAAP.

(l)  Classification differences

Under IFRS, as required by IAS 12, deferred tax assets and liabilities are classified as non-current assets or liabilities.

Under U.S. GAAP, deferred tax assets and liabilities are separated into a current and non-current amount based on the classification of the related asset or liability or for a deferred tax asset or liability that is not related to an asset or liability, according to the expected reversal date of the temporary difference. Furthermore, the valuation allowance for a particular tax jurisdiction shall be allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. This difference creates presentation differences to the Group’s condensed consolidated balance sheets prepared in accordance with U.S. GAAP.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

42.2.  U.S. GAAP financial information

The following are the Group’s condensed consolidated statements of income prepared in accordance with U.S. GAAP for each of the years ended March 31, 2007, 2006 and 2005.

	Year Ended
	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Net sales	23,087	21,441	19,067
Salaries and related costs	(6,760)	(6,410)	(5,960)
Aircraft fuel	(4,258)	(3,588)	(2,653)
Depreciation and amortization	(1,401)	(1,392)	(1,512)
Other expenses (*)	(9,370)	(8,611)	(7,471)
Financial income	730	591	525
Financial expense	(853)	(808)	(883)

Income before taxes, share in net income of equity investments and minority interest	1,175	1,224	1,113
Income tax	(372)	(244)	(447)
Share in net income of equity affiliates	10	37	76
Minority interests	4	(13)	13

Net income	817	1,004	755

(*)	include the gain recorded on the Amadeus GTD transaction for the year ended March 31, 2006 (please refer to Note 10 to the consolidated financial statements)

In accordance with SFAS No. 128, Earnings per share, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares and the effect of diluting instruments. The computation and reconciliation of basic and diluted earnings per share for the years ended March 31, 2007, 2006 and 2005 in accordance with U.S. GAAP is as follows:

	Year Ended
	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions except shares and per share data)
Numerator
Net income (loss) used to calculate basic earnings per share according to U.S. GAAP	817	1,004	755
Net income (loss) used to calculate diluted earnings per share according to U.S. GAAP	828	1,014	755
Denominator (share amounts)
Weighted average number of shares outstanding—basic	266,014,798	263,423,578	258,705,143
Weighted average number of shares outstanding—diluted	296,183,441	284,227,072	258,895,004
Net earnings (loss) per share—basic, according to U.S. GAAP	3.07	3.81	2.92
Net earnings (loss) per share—diluted, according to U.S. GAAP	2.80	3.57	2.92

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The following are the Group’s consolidated statements of comprehensive income prepared in accordance with U.S. GAAP for each of the years ended March 31, 2007, 2006 and 2005:

	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Net income (loss), as determined under U.S. GAAP	817	1,004	755
Other comprehensive income :
Foreign currency translation adjustments	(2)	8	—
Unrealized gains / losses on available-for-sale securities	—	—	(3)
Minimum pension liabilities adjustments	(12)	24	(61)
Derivative instruments	(751)	412	215
Tax effect on the above adjustments	261	(151)	(50)

Comprehensive income (loss), as determined under U.S. GAAP	313	1,297	856

Tax effects on other comprehensive income items of each of the individual items is as follows :

	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Foreign currency translation adjustments	—	—	—
Unrealized gains / losses on available-for-sale securities	—	—	1
Minimum pension liabilities adjustments	3	(8)	20
Derivative instruments	258	(143)	(71)

	261	(151)	(50)

The following table presents the accumulated balances, net of tax, of each item of other comprehensive income:

	Foreign currency translation adjustments	Unrealized gains / losses on available- for-sale securities	Minimum pension liabilities adjustments	Pension liabilities adjustments	Derivative instruments	Tax effect	Total
	(in € millions)
Year ended March 31, 2005
Balance beginning of the year	(9)	3	(122)	—	(14)	47	(95)
Current period change	—	(3)	(61)	—	215	(50)	101

Balance end of the year	(9)	—	(183)	—	201	(3)	6

Year ended March 31, 2006
Balance beginning of the year	(9)	—	(183)	—	201	(3)	6
Current period change	8	—	24	—	412	(151)	293

Balance end of the year	(1)	—	(159)	—	613	(154)	299

Year ended March 31, 2007
Balance beginning of the year	(1)	—	(159)	—	613	(154)	299
Transition to SFAS 158	—	—	171	458	—	(127)	502
Current period change	(2)	—	(12)	—	(751)	261	(504)

Balance end of the year	(3)	—	—	458	(138)	(20)	297

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The following are the Group’s condensed consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2007, 2006 and 2005:

	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Cash and cash equivalents and short-term investments	3,497	3,580	2,591
Accounts receivables	2,519	2,517	2,271
Inventories	441	329	378
Deferred tax assets—current	261	—	175
Prepaid expenses and other	1,958	2,045	1,032

Total current assets	8,676	8,471	6,447

Tangible assets	12,382	11,780	11,234
Investments	301	284	566
Other non current asset	4,753	4,116	4,410
Deferred tax assets—non current	—	—	—
Intangible assets	61	196	280
Goodwill	280	280	283

Total non-current assets	17,777	16,656	16,773

Total assets	26,453	25,127	23,220

	March 31, 2007	March 31, 2006	March 31, 2005
	(in € millions)
Current maturities of long-term debt	1,092	1,255	1,106
Short-term obligations	133	102	262
Trade payables	2,131	2,037	1,901
Deferred revenue on ticket sales	2,217	2,062	1,656
Deferred tax liabilities—current	—	43	—
Other current liabilities	2,488	2,584	3,175

Total current liabilities	8,061	8,083	8,100

Long-term debt	7,401	7,807	7,603
Provisions	1,539	1,149	1,062
Other non-current liabilities	371	484	35
Deferred tax liabilities—non-current	997	473	524

Total non-current liabilities	10,308	9,913	9,224

Total liabilities	18,369	17,996	17,324

Minority interests	134	125	117
Stockholders’ equity	7,950	7,006	5,779

Total liabilities and stockholders’ equity	26,453	25,127	23,220

In the accompanying consolidated financial statements and in these notes, certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

The Group’s statement of changes in stockholders’ equity and minority interests in accordance with U.S. GAAP is as follows:

	Common stock	Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumu- lated other compreh- ensive income (loss)	Treasury stock	Total stockhol- ders’ equity	Minority interests	Total stockhol- ders’ equity and minority interests
	(In € millions)
Balance at April 1, 2004	1,858	575	(81)	1,885	(95)	(18)	4,124	88	4,212
Issuance of common stock	422	309	—	—	—	—	731	—	731
Contribution of assets	—	(206)	—	206	—	—	—	—	—
Exchange offer costs	—	(17)	—	—	—	—	(17)	—	(17)
Net change in treasury stock	—	—	—	—	—	(14)	(14)	—	(14)
Dividends paid	—	—	—	(17)	—	—	(17)	(1)	(18)
Other changes	(3)	(5)	—	29	—	—	21	11	32
Net income (loss)	—	—	—	755	—	—	755	(13)	742
Other comprehensive income (loss)	—	—	—	—	101	—	101	5	106
Deferred compensation	—	250	(155)	—	—	—	95	—	95
Change in scope	—	—	—	34	—	(34)	—	27	27
Balance at March 31, 2005	2,277	906	(236)	2,892	6	(66)	5,779	117	5,896
Net change in treasury stock	—	—	—	25	—	8	33	—	33
Dividends paid	—	—	—	(40)	—	—	(40)	(1)	(41)
Net income (loss)	—	—	—	1,004	—	—	1,004	13	1,017
Other comprehensive income (loss)	—	—	—	—	293	—	293	—	293
Deferred compensation	—	—	(63)	—	—	—	(63)	—	(63)
Change in scope	—	—	—	—	—	—	—	(4)	(4)
Balance at March 31, 2006	2,277	906	(299)	3,881	299	(58)	7,006	125	7,131
Issuance of share capital	85	109	—	—	—	—	194	—	194
Net change in treasury stock	—	—	—	—	—	28	28	—	28
Dividends paid	—	—	—	(80)	—	—	(80)	(8)	(88)
Cumulative effect of SAB 108 adoption	—	—	—	(53)	—	—	(53)	(1)	(54)
First adoption of SFAS 123R	—	(299)	299	—	—	—	—	—	—
Adjustment to initially apply SFAS 158, net of tax	—	—	—	—	502	—	502	19	521
Net income (loss)	—	—	—	817	—	—	817	(4)	813
Other comprehensive income (loss)	—	—	—	—	(504)	—	(504)	(5)	(509)
Deferred compensation	—	38	—	—	—	—	38	—	38
Change in scope	—	—	—	—	—	—	—	8	8
Other	—	—	—	2	—	—	2	—	2
Balance at March 31, 2007	2,362	754	—	4,567	297	(30)	7,950	134	8,084

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

43.  Specific U.S. GAAP disclosures

All the notes hereafter include U.S. GAAP figures.

43.1.  Acquisition of KLM

(a)  Condensed balance sheet disclosing the amount assigned to each major asset and liability caption of KLM under U.S. GAAP at the acquisition date

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

Air France-KLM Pro forma March 31, 2005 Unaudited
(In € millions)
Net sales	19,556
Income from operations	1,427
Net income	767
Pro forma weighted average share outstanding
* Basic	2.96
* Diluted	2.96
Pro forma earnings per share
* Basic	2.92
* Diluted	2.92

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

43.2.  Pension and post-retirement benefits other than pension plans

The following table analyses the amounts recognized in the Group’s U.S. GAAP condensed consolidated balance sheet as of March 31, 2007, 2006 and 2005:

	Pensions and retirement indemnities			Post-retirement benefits Other than pensions
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in millions of euros)
Amounts recognized in the balance sheet:
Funded status	1,822	1,617	469	(54)	(74)	(115)
Non current assets	3,126	1,920	1,516	—	—	—
Non current liabilities	(1,296)	(935)	(697)	(51)	(65)	(102)
Current liabilities	(8)	—	—	(3)	—	—
Intangible asset	—	(18)	—	—	—	—
Accumulated other comprehensive income	489	(159)	(183)	(6)	—	—
Including SFAS 158 transition amount	661	—	—	(6)	—	—

The following table represents the incremental effect of applying SFAS 158 on individual line items in the balance sheet as of March 31, 2007:

	Before the application of SFAS 158	Adjustments	After application of SFAS 158
	(In € millions)
Pension asset	2,106	1,020	3,126
Intangible asset	14	(14)	—
Liability for retirement benefits	(1,007)	(351)	(1,358)
Deferred income taxes	(211)	(134)	(345)

Total asset / (liabilities)	902	521	1,423
Accumulated other comprehensive income	(172)	655	483

Amounts recognized in accumulated other comprehensive income consist of:

	Pensions and retirement indemnities			Post-retirement benefits Other than pensions
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in millions of euros)
Net (loss) gain	688			(6)
Prior service (cost) credit	(201)			—
Transition obligation	2			—

Total	489			(6)

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pensions and retirement indemnities			Post-retirement benefits Other than pensions
	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2007	March 31, 2006	March 31, 2005
	(in millions of euros)
Net (loss) gain	130			(6)
Prior service (cost) credit	(136)			—
Amortization of prior service cost	(16)			—
Transition obligation	3			—

Total	(19)			(6)

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net period pension cost over the next fiscal year are € 9 million and € 18 million respectively. The estimated prior service credit for the post-retirement benefits other than pensions that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is nil.

The pension and retirement indemnities include the valuation of jubilees.

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

43.3.  Deferred tax balances

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2007, 2006 and 2005 are presented below:

	Year ended March 31,
	2007	2006	2005
	(In € millions)
Deferred tax assets	1,801	1,974	1,630
Less valuation allowance	(138)	(145)	(277)
Netting by tax grouping or by legal entity	(1,402)	(1,829)	(1,178)
Net deferred tax assets	261	—	175
Deferred tax liabilities	2,399	2,345	1,702
Netting by tax grouping or by legal entity	(1,402)	(1,829)	(1,178)
Net deferred tax liabilities	997	516	524

Net deferred tax asset (liability)	(736)	(516)	(349)

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

Major temporary differences giving rise to deferred taxes at March 31 are as follows:

	Year ended March 31,
	2007	2006	2005
	(In € millions)
Tax losses carried forward	371	611	606
Flight equipment, other property and equipment – impact of negative goodwill allocation	527	417	457
Other	903	946	567

Deferred tax assets	1,801	1,974	1,630

Prepaid pension and retirement	782	547	446
Flight equipment, other property and equipment	981	459	354
Derivatives	287	541	362
Other	349	798	540

Deferred tax liabilities	2,399	2,345	1,702

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2007.

43.4.  SFAS 142 disclosure

The following table displays the changes in the carrying amount of goodwill under U.S. GAAP by reportable segment:

	Passenger	Cargo	Maintenance	Other	Total
	(In € millions)
At March 31, 2005	280	—	1	8	289
Additions	—	3	—	—	3
Disposals	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—
At March 31, 2006	280	3	1	8	292
Additions	—	(1)	—	—	(1)
Disposals	—	—	—	—	—
Reclassification	(3)	—	—	—	(3)
Currency translation adjustment	—	—	—	—	—
At March 31, 2007	277	2	1	8	288

Other intangible assets mainly consist of :

-	Intangible assets recognized as a result of KLM’s business combination for a net amount of € 6 million, € 117 million and € 230 million as of March 31, 2007, 2006 and 2005, respectively.

-	Software and licenses for a total amount of € 55 million, € 61 million and € 50 million as of March 31, 2007, 2006 and 2005.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

-	Intangible assets linked to pension (see note 43.2) for a total amount of € 18 million at March 31, 2006. With the adoption of SFAS 158, as of March 31, 2007, intangible assets related to pension no longer apply.

-	For the fiscal years ended March 31, 2007, 2006 and 2005, amortization expense related to those assets was approximately € 22 million, € 29 million and € 35 million, respectively.

As of March 31, 2007, the amortization period for amortizable intangible assets acquired as part of KLM’s business combination ranges from 5 to 12 years and is below €1 million by year.

43.5.  Concentration of risks

The Group is exposed to credit risk in the event of counterparty’s default. The Group attempts to limit its exposure to counterparty risk by rigorously selecting the counterparties with which it trades, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. The Group believes it has no material concentration of risk with any counterparty and does not anticipate any third party default that might have a significant impact on the financial positions and results of operations.

43.6.  Staff Accounting Bulletin No. 108 (“SAB 108”) adoption

In September 2006, the Securities and Exchange Commission (“SEC”) issued SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which expresses the SEC Staff’s views regarding the method by which misstatements in the financial statements are evaluated for purposes of determining whether those misstatements are material to the Group’s consolidated financial statements. SAB 108 requires registrants to quantify misstatements using both the balance-sheet approach (also referred to as the “iron curtain method”) and the income statement approach (also referred to as the “rollover method”) and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.

The Group adopted SAB 108 for the fiscal year ending March 31, 2007, with an effective date of April 1, 2006, which represents a change in accounting method for qualification of errors. The Group has elected to use the one-time transitional provisions, which allow an adjustment to beginning-of-the-year retained earnings for errors that were not previously deemed material when evaluated under the Group’s previous method, the rollover method, but are material under the dual approach stipulated by SAB 108. As a result of the application of SAB 108, the Group booked a cumulative effect adjustment to retained earnings amounting to €54 million. Such adjustments relates to the portion of the valuation allowance for the deferred tax assets for which subsequently recognized tax benefits would be applied to reduce non-current intangible assets under U.S. GAAP and thus, has no impact on the Group’s consolidated financial statements prepared in accordance with IFRS.

Under SFAS 109, the tax benefits of an acquired enterprise’s deductible temporary differences or operating loss or tax credit carry forwards existing at the date of acquisition that are first recognized subsequent to the acquisition date (by realization or reduction of the valuation allowance) are reported in the following manner: goodwill related to the acquisition is reduced to zero, other non-current intangible assets related to the acquisition are reduced to zero and any remaining benefit is reported as a reduction of income tax expense.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2005, and 2006, the Group inappropriately recorded the effects of the reversal of its valuation allowance not attributable to a tax rate change through its statements of income, in the line item Income tax (expense) income. Furthermore, for the year ended March 31, 2006, the Group reversed the remaining valuation allowance on the deferred tax assets generated by the allocation of negative goodwill to non-current intangibles assets related to the acquisition. The Group inappropriately recorded the subsequent tax benefits arising from the credit to intangibles through its statement of income, in the line item Income tax (expense) income.

In accordance with the bulletin, the Group has recorded a cumulative-effect adjustment in its 2007 beginning retained earnings for the item described above. The Group had previously considered this adjustment to be immaterial. Such adjustment is detailed as follows:

As of April 1, 2006
(In € millions)
Intangible assets	(78)
Deferred tax liabilities	24

Retained earnings	(54)

This correction of retained earnings of €54 million is reflected in item (j) deferred income tax effect of above adjustments of the reconciliation of stockholders’ equity as of March 31, 2007 in note 42.1.

43.7.  Recent accounting pronouncements

Statement of Financial Accounting Standard No. 157, Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The Group will be required to adopt SFAS 157 as of April 1, 2008. The Group is currently evaluating the impact of SFAS 157 on the Group’s financial condition, results of operations and cash flows.

Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109

Issued in June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”) clarifies the accounting for uncertainty in income tax recognition in accordance with FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Group’s consolidated financial statements.

EITF Issue No. 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43

In June 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. This issue relates to an employee’s right to a compensated absence under a sabbatical or similar benefit arrangement (a) that require the completion of a minimum service period, (b) in which the benefit does not increase with additional years of service, and (c) in which the employee is not required to perform any duties during the absence. The compensation cost associated with such an arrangement should be accrued over the requisite service period, if the other conditions for recognition in FASB Statement No. 43, Accounting for Compensated Absences are met. This issue should be applied to financial reports for annual reporting periods beginning after December 15, 2006 with early application of this guidance permitted, provided the Group has not issued any financial statements for any period of the earlier fiscal year. Management believes the adoption of EITF 06-2 will not have a significant effect on the Group’s consolidated financial statements.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and current with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to sales, use, value added, and some excise taxes.

The scope of EITF 06-3 excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. Either the presentation of taxes within the scope of EITF 06-3 on a gross or a net basis is an accounting policy decision that should be disclosed under Opinion 22. Furthermore, for taxes reported on a gross basis, a company should disclose the aggregate amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if that amount is significant. The disclosures required under this consensus should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The consensus in this issue should be applied to interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. Management believes the adoption of EITF 06-3 will not have a significant effect on the Group’s consolidated financial statements.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities

FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. An entity

AIR FRANCE-KLM GROUP

Notes to the Consolidated Financial Statements (Continued)

shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB Opinion No. 28, Interim Financial Reporting. The guidance in this FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The Group currently uses the direct expense method of accounting for planned major maintenance; therefore, the adoption of FSP AUG AIR-1 should not have any material impact on the Group consolidated financial statements.

WAM ACQUISITION, S.A.

Unaudited Consolidated Financial Statements for the Periods ended December 31, 2006, July 31, 2006 and selective information as of December 31, 2005 prepared in accordance with International Financial Reporting Standards together with the Reconciliation of shareholders’ equity and net income to Accounting Principles Generally Accepted in the United States of America

WAM ACQUISITION, S.A.

Unaudited Consolidated Balance Sheet as of December 31, 2006, July 31, 2006

(Expressed in Thousands of Euros-Keurs)

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents (Note 21)	202,556	544,552
Accounts receivable, net (Note 5)	325,498	338,298
Accounts receivable, net—related parties (Notes 5 and 16)	5,668	50,735
Loans receivables—related parties (Note 16)	2,140	1,890
Taxes receivable (Note 20)	52,030	43,651
Prepayments and other current assets (Note 6)	51,317	75,265
Derivative financial instruments (Note 19)	2,758	2,818
Non-current assets held for sale (Note 10)	6,375	—

Total current assets	648,342	1,057,209

Tangible assets (Note 7)
Land and buildings	92,784	93,700
Data processing hardware and software	152,752	148,455
Other tangible assets	56,896	57,354

	302,432	299,509

Intangible assets (Note 8)
Patents, trademarks and licenses	305,184	311,310
Technology and content	1,230,258	1,271,418
Contractual relationships	571,118	641,627
Other intangible assets	950	887

	2,107,510	2,225,242

Goodwill (Note 9)	2,297,801	2,240,069

Deferred income taxes (Note 20)	110,201	138,579
Loans receivable—related parties (Note 16)	1,488	1,370
Investments in associates (Note 10)	15,578	18,800
Other long-term investments, net (Note 10)	47,518	44,470
Derivative financial instruments (Note 19)	46,019	73,763

Total other non-current assets	220,804	276,982

Total non-current assets	4,928,547	5,041,802

Total assets	5,576,889	6,099,011

See the accompanying notes to the consolidated annual accounts

WAM ACQUISITION, S.A.

Unaudited Consolidated Balance Sheet as of December 31, 2006, July 31, 2006

(Expressed in Thousands of Euros-Keurs)

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, net (Note 5)	442,106	439,656
Accounts payable—related parties (Note 5 and 16)	61,219	63,688
Dividends payable (Note 12)	69,212	45
Debt payable within one year (Note 12)	91,593	529,719
Current obligations under finance leases (Note 13)	20,815	22,100
Income taxes payable (Note 20)	15,016	21,083
Other current liabilities (Note 6)	158,178	164,137
Derivative financial instruments (Note 19)	16	175

Total current liabilities	858,155	1,240,603

Non current liabilities
Non current debt (Note 12)	3,078,654	3,110,549
Non current debt—related parties (Note 12)	879,679	898,671
Obligations under finance leases (Note 13)	83,240	90,157
Deferred income taxes payable (Note 20)	714,048	779,585
Other long-term liabilities (Note 14)	85,419	68,835
Derivative financial instruments (Note 19)	33,596	309

Total non current liabilities	4,874,636	4,948,106

Shareholders’ equity (Note 15)
Share capital	1,052	1,052
Treasury shares	(3,852)	(3,824)
Additional paid-in capital	59,774	58,584
Retained earnings and other reserves	(208,674)	(156,250)
Cumulative translation adjustments	(5,718)	(4,904)

Subtotal shareholders’ equity	(157,418)	(105,342)

Minority interest	1,516	15,644

Total shareholders’ equity	(155,902)	(89,698)

Total liabilities and shareholders’ equity	5,576,889	6,099,011

See the accompanying notes to the consolidated annual accounts

WAM ACQUISITION, S.A.

Unaudited Consolidated Statement of Income for the Five Month Periods Ended

December 31, 2006 December 31, 2005, and for the Year Ended July 31, 2006

(Expressed in Thousands of Euros-Keurs)

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited 5 months)	(Unaudited 12 months)	(Unaudited 5 months)
Revenue	1,075,870	2,619,305	1,012,019
Cost of sales (Note 18)	977,357	2,272,238	890,479

Gross profit	98,513	347,067	121,540
Selling, general and administrative expenses (Note 18)	51,990	156,798	100,100

Operating income	46,523	190,269	21,440
Other income (expense)
Interest expense, net (Note 18)	(158,103)	(385,201)	(154,840)
Exchange gains (losses), net	(2,078)	(1,118)	(21,655)
Other income (expense), net	(2,444)	(4,215)	(3,530)

Loss before income taxes	(116,102)	(200,265)	(158,585)
Income tax (Note 20)	(32,367)	(66,348)	(65,637)

Loss after taxes	(83,735)	(133,917)	(92,947)

Share of profit (losses) of associates accounted for using the equity method	3,852	8,072	2,575
Loss for the year	(79,883)	(125,845)	(90,372)
Attributable to:
Equity holders of the parent	(74,837)	(116,027)	(87,643)
Minority Interest	(5,046)	(9,818)	(2,730)

WAM ACQUISITION, S.A.

Unaudited Consolidated Statement of Cash Flow for the Five Month Period Ended December 31, 2006 and December 31, 2005, and for the Year Ended July 31, 2006

(Expressed in Thousands of Euros-Keurs)

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited 5 months)	(Unaudited 12 months)	(Unaudited 5 months)
Cash flows from operating activities
Operating income/(loss)	46,523	190,269	21,440
Adjustments for:
Depreciation and amortization	195,892	455,138	193,481

Operating income/(loss) before changes in working capital net of amounts acquired	242,415	645,407	214,921
Accounts receivable	60,383	(5,625)	37,043
Taxes receivable	(16,655)	6,261	6,217
Other current assets	16,916	19,821	37,349
Accounts payable	2,082	3,030	(86,164)
Other current liabilities	(15,917)	3,982	23
Other long-term liabilities	18,699	(19,929)	(22,645)

Cash provided from operating activities	307,923	652,947	186,744
Taxes paid	(15,256)	(67,978)	(15,113)

Net cash provided from operating activities	292,667	584,969	171,631

Cash flows from investing activities
Additions to tangible assets	(35,292)	(72,065)	(29,379)
Additions to intangible assets	(43,359)	(100,565)	(45,838)
Intangible assets incentives	3,597	—	—
Investment in subsidiaries and associates, net of cash acquired	(54,252)	(74,799)	(55,784)
Interest received	6,687	14,236	6,717
Sundry investments and deposits	(2,919)	(13,468)	(9,052)
Loans to third parties	(306)	(1,241)	(696)
Cash proceeds collected/(paid)—derivative agreements	53	291	(471)
Disposals of sundry investments	3,193	18,919	16,603
Dividends received	516	2,906	190
Proceeds obtained from disposal of associates	—	1,637	—
Proceeds obtained from disposal of fixed assets	1,065	2,963	1,978

Net cash used in investing activities	(121,017)	(221,186)	(115,732)

Cash flows from financing activities
Proceeds from borrowings	56,426	854,313	34,241
Repayments of borrowings	(499,643)	(813,511)	(1,493)
Dividends paid	(8,023)	—	—
Interest paid	(126,979)	(83,580)	(45,699)
Capital increase	—	5,756	—
Cash proceeds collected/(paid)—derivative agreements	71,157	(5,204)	(6,351)
Cash paid to employees due Stock Options program	—	(44,616)	(31,509)
Acquisition of Treasury shares	(25)	(3,836)	—
Payments of finance lease liabilities	(9,443)	(18,317)	(3,913)

Net cash used in financing activities	(516,530)	(108,995)	(54,724)

Effect of exchange rate changes on cash and cash equivalents	106	655	1,419

Net increase / (decrease) in cash and cash equivalents	(344,774)	255,443	2,594

Cash and cash equivalents at beginning of period (Note 21)	540,893	285,450	285,450

Cash and cash equivalents at end of period (Note 21)	196,119	540,893	288,044

WAM ACQUISITION, S.A.

Unaudited Consolidated Statement of Recognised Income and Expense for the Five Month

Periods Ended December 31, 2006, December 31, 2005 and for the Year Ended July 31, 2006

(Expressed in Thousands of Euros-Keurs)

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited 5 months)	(Unaudited 12 months)	(Unaudited 5 months)
Actuarial gains and losses	(1,309)	1,275	—
Hedging Instruments	18,341	83,969	23,530
Available for sale financial assets	2,767	1,349	(67)
Other Gains and losses	(814)	(4,630)	1,621

Net income (loss) recognized directly in equity	18,985	81,963	25,084
Loss for the year	(79,883)	(125,845)	(90,372)
Total Income and Expense recognized in the year	(60,898)	(43,882)	(65,288)

Equity Holders of the parent	(55,799)	(33,907)	(62,419)
Minority Interests	(5,099)	(9,975)	(2,869)
Total (Note 15)	(60,898)	(43,882)	(65,288)

WAM ACQUISITION, S.A.

Unaudited Consolidated Annual Accounts for the Year Ended December 31, 2006, July 31, 2006 and Selective Information for the Five Month Period Ended December 31, 2005.

(Expressed in Thousands of Euros-Keurs)

WAM ACQUISITION, S.A.

Unaudited Consolidated Annual Accounts for the Year Ended December 31, 2006, July 31, 2006 and Selective Information for the Five Month Period Ended December 31, 2005.

(Expressed in Thousands of Euros-Keurs)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005.

(Expressed in Thousands of Euros-Keurs)

1.	ACTIVITY

WAM Acquisition, S.A. (“the Company”) was incorporated in Madrid on February 4, 2005. The Company’s corporate purpose, as set out in article 4 of its by-laws, is the following:

(a)	Carrying out any kind of economic, financial and commercial studies, as well as real estate assessments, including those related to the management, acquisition, merger and take over of companies, and the granting of services in relation to the management and processing of documents.

(b)	Promotion and execution of any kind of real estate, planning and land development transactions, whether with industrial, commercial or housing purposes.

(c)	The acquisition, subscription, holding, management, administration, exchange and sale of movable assets, whether Spanish or foreign, for its own account and without any mediating activity. This does not include activities reserved by the Law on Collective Investment Institutions, or what is expressly reserved by the Law on the Stock Exchange to Stock Agencies and/or Companies.

(d)	Coordination and management of all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

The Company will be entitled to carry out any related activity, either totally or partially, indirectly, through its participation in other companies with the same or analogous corporate object as the one described above, or in any form permitted under Spanish law. The Company’s share and ownership structure are described in Note 15.

WAM Acquisition, S.A. is the holding company of the Amadeus Group (“the Group”) acquired as of July 4, 2005 as described in Note 11. The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system (“CRS”), and through its e-commerce channel of distribution. Additionally, the Group provides information technology (“IT”) services and solutions to the airline industry which includes inventory management and passenger departure control.

Due to the Group’s activity, it does not have any responsibilities, expenses, assets, contingencies or liabilities of environmental nature which may have a significant impact in the net equity, finance position or net income of the Group. As a result, the Group does not present any type of breakdown with regards to environmental issues in the notes to the financial statements.

The summary of the consolidated Group companies as of December 31, 2006 and July 31, 2006 is included in the Appendix.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

2.	BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation

i)	General Information

Following the financial legislation, the accompanying unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS-EU”). The December 31,2006 financial statements have been authorized for issue by the Board of Directors of the Company on March 30, 2007.

The Company presents negative equity at consolidated level due to the presentation of the Class “B” shares amounting to KEURs 460,234 as financial debt following the International Financing Reporting Standards (Notes 12 and 15). This equity presentation does not affect the fulfilment of both, capital and reserves legal requirements and financial covenants (Note 12). In this sense, the business plan approved by management foresees the making of profits in the medium term as well as the generation of cash flows to cover the financial obligations derived from the repayment of debt and interests.

The Group presents a negative working capital which is a normal circumstance of the business in which the Group operates and of its financial structure.

ii)	Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with IFRS. The estimates and assumptions made by management affect the carrying amount of assets and liabilities. Those with a significant impact in the financial statements are discussed in different sections of this document.

a)	Estimated recoverable amounts used for impairment testing purposes (see Note 9).

b)	Booking cancellation allowance (see Note 5).

c)	Pension and post-retirement benefits (see Note 14).

d)	Income tax liabilities (see Note 20).

The estimates and assumptions are based on the information available at issuance date of the Financial Statements, historical experience and other different factors which are believed to be reasonable at that moment. The actual results may differ from the estimates.

b)	Comparison of information

In accordance with October 27, 2006, Extraordinary General Assembly the financial year will be ended on December 31, of each year, modifying article 23 of the Parent company by-laws. This change has been performed to conform to the financial year end of most of the Group entities. As a result, the period ended December 31, 2006, exceptionally has duration of five months. This fact has to be noted on comparisons made with last period ended on July 31, 2006, with duration of twelve months. The information disclosed as of December 31, 2005 has duration of five months.

The presentation and classification of certain line items in the face of the balance sheet have been revised and comparative information have been reclassified accordingly. The review achieves materiality and aggregation criteria is more comprehensive.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

c)	Consolidation scope

The Appendix presents the main changes in the companies which were consolidated or carried under the equity method by the Group for the periods ended December 31, 2006, and July 31, 2006, as well as the accounting method used in each case.

3.	PROPOSED DISTRIBUTION OF THE HOLDING COMPANY’S RESULT

The proposed distribution of the results prepared under Spanish GAAP of the period ended December 31, 2006, that the Board of Directors will submit to the General Shareholders’ Meeting for approval, is as follows (in KEURs):

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Amount to be distributed:
Net Income/(loss) for the period	165,470	(203,333)

Distribution:
– Legal reserve	1,133	—
– Compensation of prior period losses	164,337	—
– Prior period losses	—	(203,333)

Net Income	165,470	—
Period losses	—	(203,333)

4.	ACCOUNTING PRINCIPLES

The main accounting principles used in the preparation of the consolidated financial statements are as follows:

a)	Principles of consolidation

The consolidated financial statements include all companies over which the Group has control. Control refers to the power to govern the financial and operating policies so as to obtain the benefits from its activities. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence but does not exercise management control) and joint-ventures have been accounted for using the equity method except when these investments meet the “held for sale” classification. Subsidiaries are consolidated even when acquired with an intention of disposal.

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

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

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

The Group considers the following as its related parties: its significant shareholders, subsidiaries, associates, joint ventures and post employment benefit plans. Also key management personnel and members of the Board of Directors as well as their close family members.

e)	Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments with maturity of three months or less. Such investments are stated at cost, which approximates fair value.

f)	Tangible assets

Tangible assets are recorded at the lower of cost less accumulated depreciation or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Years
Buildings	50
Data processing hardware and software	2–5
Other tangible assets	3–20

Repairs and renewals are charged to the statement of income when the expenditure is incurred.

g)	Leases

Financial lease tangible assets where the Group assumes substantially all the risks and rewards of ownership are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to the statement of income as incurred over the term of the lease.

h)	Goodwill

Goodwill is measured as the excess of the cost of acquisition over the acquirers interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired in a business combination. Goodwill that corresponds to investments in associates is included within the long-term investments carrying amount. When settlement of the purchase consideration is deferred, the cost of the acquisition includes the net present value of the deferred consideration. If the deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded as liability when the realization is considered probable. Any

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

subsequent adjustment to the estimated amount of deferred consideration is applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded as liability.

Negative goodwill is not recognised but charged to the statement of income once the fair value of net assets acquired is reassessed.

Goodwill is not amortized and is tested for impairment at the business segment level which is the cash generating unit or group of cash generating units that are expected to benefit from the synergies of the business combination. Impairment testing is performed annually and whenever there is an indication that the carrying amount of the unit may not be fully recoverable.

i)	Intangible Assets

Intangible assets are carried at cost less accumulated amortization and reviewed periodically and adjusted for any decrease in value as noted in paragraph k). These assets include the following:

•

Patents, Trademarks and Licenses—Includes the net cost of acquiring brands and trademarks either by means of business combinations or in separate acquisitions. It also includes the net cost of acquiring software licenses developed outside the Group for CRS and IT services. When a brand is deemed to contribute to Group net cash inflows indefinitely then it would be treated as having an indefinite useful life. As such it would not be amortized until its useful life is determined to be finite, impairment tests will be performed annually or whenever there is an indicator that suggests impairment. For assets within this caption that are deemed to have a finite useful life, it will range between 3 to 10 years, being the straight line method applied for charging expense to the Statement of Income.

•

Technology and Content—Included in this caption are the net costs of acquiring Technology and Content by means of acquisitions through business combinations, through separate acquisitions, or internally generated. These assets are the combination of software elements and travel content, this latter obtained by Amadeus through its relationships with travel providers. This combination permits the processing of travel transactions (bookings) between supply (travel providers) and demand (travel agencies), making the travel information available to users through the Amadeus System. It also includes the development technology of the IT business. Internally generated Technology and Content includes software applications developed by the Group. These costs are recognized as an asset once technical feasibility is established, it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods and the cost of the assets can be measured reliably (see paragraph p). These assets are being amortized applying the straight line method over an estimated useful life from 3 to 20 years.

•

Contractual relationships—Comprises the net cost of contractual relationships with Travel Agencies and with Users acquired by business combinations as well as capitalizable cost related to travel agency incentives that can be recognized as an asset. The useful life has been determined taking into consideration the contractual-legal rights, the renewal period and the technological lock-in period for these intangible assets. It has been determined to range over a period of 1 to 15 years. A straight-line method of amortization is being used.

•	Other intangible assets are amortized on a straight line basis over 3 to 5 years.

Amortization expenses related to intangible assets are included in the cost or sales or selling, general and administrative expense captions of the statement of income based on the contribution of the activity.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The Group receives tax incentives in the form of reduced liability for taxes in relation to research and development costs incurred by the Group. These incentives are in substance government grants and are recognized when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. The incentives for the period are recognized as a lower research and development expenditure in the income statement. When the costs incurred first meet the intangible asset recognition criteria the incentive for the period which is attributable from this point onwards is recognized as a lower intangible asset cost.

j)	Non current assets held for sale

Non-current assets and disposal group classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather that through continuing use. This condition is regarded to be met only when the asset or disposal group is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable when the appropriate level of management is committed to a plan to sell, the sale price marketed is reasonable in relation to the asset current fair value, an active program to locate a buyer and complete the sale plan must have been initiated, actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn, and the plan is expected to qualify for recognition as a completed sale within one year from the date of classification except in certain limited circumstances.

k)	Impairment of non-current assets

The Group periodically evaluates the carrying value of non-current assets for potential impairment. As a result of this evaluation, an impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount by reducing the carrying amount of the asset to its recoverable amount with the corresponding charge to the statement of income in the “Cost of sales” caption. The recoverable amount is the greater of fair value less cost to sell and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using an appropriate risk adjusted discount rate. Additionally to the impairment analysis required by IFRS, the Group performs periodical impairment tests over the majority of its intangible assets.

l)	Pension and other post-retirement obligations

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

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is available to the Group, for example in the form of refunds from the plan or reductions in future contributions.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. The Group accounting policy is the immediate recognition of all actuarial gains and losses of the period within Equity.

The defined benefit plans actuarial cost charged to the statement of income consists of current service cost, interest cost and expected return on plan assets.

Contributions made to defined contribution plans are charged to the statement of income as incurred. The same accounting policy is applied for defined benefit plans which are funded by multi-employer plans where sufficient information is not available to use defined benefit plan accounting.

m)	Capital issuance costs

Expenses incurred in connection with the incorporation or with increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet, net of any related income tax benefit.

n)	Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The fee amount is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end customer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

Revenue for sales where the Group acts as a principal and purchases products for resale (airline seats, hotel bookings, dynamic and pre-packaged tours), is recognised when reservations are used by the end customer. For reservations which have been made but not yet used by the end customer, the Group recognises a deferred income.

Revenue for sales where the Group acts as an agent are booked by the amount of the commission received.

o)	Employee share based payments

The Group accounts for its employee share based payment obligations under IFRS 2 (effective January 1, 2005) as follows:

•

Equity settled share based payments: compensation expense for services received is recognised during the vesting period based on the grant date fair value of the awards. The cancellation of equity settled share based payments is accounted for as the repurchase of an equity instrument. No additional compensation expense is recognised if the consideration paid equals the fair value of the instrument measured at the repurchase date.

•

Cash settled share based payments: compensation expense is recognised during the vesting period based on the fair value of the liability. The fair value of the liability is remeasured until settled with changes in fair value recognised in profit or loss for the period. Where the settlement of the obligation is contingent on future events, a liability is not recognised until it is considered probable that the contingent event will take place.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

p)	Research and development

Research expenditure is recognised as an expense as incurred. Cost incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and cost can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development cost with a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit (see Note in paragraph n). The research and development costs expensed for the periods ended December 31, 2006 and July 31, 2006, have been KEURs 61,576 and KEURs 141,343, respectively

q)	Financial instruments

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

For accounting recognition purposes, the following policy has been applied to derivative financial instruments:

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

The Group also uses non derivative financial liabilities denominated in foreign currency to hedge the cash flow currency risk of its forecasted transactions. The functional currency translation difference of these hedging instruments are charged to equity until the forecasted transaction takes place, at which point these are reclassified to the statement of income. Ineffective gains or losses are recorded directly in the statement of income.

ii)	Equity related instruments

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

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

gains and losses related to these items are included in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

iii)	Debt

Short and long-term debt are stated at the amount at which they are to be repaid and any implicit interest paid included either in their face value or repayment value is recorded as a direct deduction from the debt face amount. Such interest is expensed using a financial method over the life of the financial liability. When debt is extinguished the liability amount is derecognised. Any difference between the liability carrying amount and the settlement amount is charged to profit and loss.

iv)	Derecognition of financial assets

Financial assets are derecognised from the balance sheet when the rights to receive the cash flows associated with the asset have expired. When the Group retains the contractual right to receive the cash flows of a financial asset but has assumed a contractual obligation to pay those cash flows to a third party, the financial asset qualifies for derecognition if the assets have been transferred (the Group has an obligation to pay the cash flows only if collected and without material delay and the original asset is unable to be sold or pledged) and under the terms of the agreement the Group has transferred substantially all risks and rewards associated with the asset.

r)	Income taxes

The current income tax is recognised in the statement of income, except to the extent that it relates to items directly taken to equity, in which case it is recognised in equity.

Deferred taxes are determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured and are adjusted only to the extent that it is no longer probable that a benefit will be realized in the future. Deferred tax assets and liabilities related to the same tax jurisdiction are presented net in the balance sheet.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

s)	Treasury Shares

Treasury shares held by the Group are stated at cost and reported as a reduction in shareholders’ equity. The gain or loss on disposal of these shares is recorded in the “Additional Paid in Capital” caption.

In accordance with Article 79.3 of the Spanish Companies Act, an allocation has been made to the corresponding restricted reserve for the cost of treasury shares.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

t)	Preference shares

Preference shares are classified as financial liability or equity instrument in accordance with the substance of the contractual arrangement. A preference share issue is considered equity only when the issuer is not obliged to deliver cash or another financial asset in the form of principal repayment or dividend payment. A preference share issue is recorded as a financial liability on the balance sheet when the issuer does not have full discretion to avoid cash payments or is required to issue a variable number of its own equity instruments as a means to settle the contract.

According to the terms and conditions of the Preference shares, which are detailed in Note 12, these are classified as financial liabilities and are initially recognised at fair value net of issuance costs and subsequently measured at amortized cost with dividend and cost of issuance charged to profit and loss as interest expense using the effective interest method.

u)	Minority interests

Minority interests represent the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. When the losses applicable to the minority in a consolidated subsidiary exceeds the minority interest in the subsidiary’s equity, that excess is allocated to the majority unless the minority has a binding obligation and is able to make an additional investment to cover the losses.

v)	IFRS and IFRIC interpretations issued not yet effective

The following standards have been issued but are not yet effective until annual periods beginning on or after the date indicated in each case and thus do not apply at the December 31, 2006, balance sheet date:

•

IFRS 7 “Financial Instruments: Disclosures”. The effective date of the standard is January 1, 2007. This IFRS requires disclosures regarding financial instruments, the entity’s exposure to risks arising from the use of financial instruments and descriptions of the entity’s objectives, policies and processes for managing those risks.

•

IFRS 8 “Operating Segments”. The effective date of the standard is January 1, 2009. This IFRS requires identification, measurement and disclosure of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assets its performance. This IFRS applies only to those entities whose debt or equity instruments are traded in a public market and entities that files or is in the process of filling its financial statements with a securities commission or other regulatory organisation for the purpose of issuing any class of instruments in a public market.

•

Amendment to IAS 1: “Presentation of Financial Statements—Capital Disclosures”. The effective date of the standard is January 1, 2007. The standard requires an entity to disclose whether it complies or not with capital requirements and the consequences of non compliance. It also requires the entity to disclose its objectives, policies and processes for managing capital.

The Group foresees that upon adoption of the above standards, the consolidated financial statements will include additional qualitative and quantitative disclosures.

•	IFRIC 10 “Interim Financial Reporting and Impairment”. The effective date is November 1, 2006. This IFRIC requires that an entity which publishes a complete or condensed set of financial

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

statements for an interim period, not to reverse an impairment loss recognised in a previous interim period in respect of goodwill, investments in equity instruments or financial asset carried at cost.

•

IFRIC 11 “Group and Treasury Share Transactions”. The effective date is March 1, 2007. This IFRIC includes requirements on the classification of share based payments involving equity instruments of the parent as equity or liability in a subsidiary’s own financial statements.

•

IFRIC 12 “Service Concession Arrangements”. The effective date is January 1, 2008. This IFRIC gives guidance to private operators on the accounting of concession arrangements granted by the government or other bodies for the supply of public services.

At present, the Group does not issue interim financial reports and thus is not subject to the IFRIC 10 interpretation. Also, the Group is not involved in service concession arrangements and, therefore, it is out of the scope of IFRIC 12. With regards to IFRIC 11, the Group Consolidated Financial Statements will not be impacted by this interpretation.

5.	ALLOWANCES—ACCOUNTS RECEIVABLE/PAYABLE

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2006, of KEURs 72,334; and the Group provision for the related reduction in accounts payable for distribution fees as of December 31, 2006, was KEURs 22,866. As of July 31, 2006, the related allowances amounted to KEURs 74,003 against accounts receivable and KEURs 23,153 as a reduction in accounts payable.

Revenue from airline reservations, where the Group does not act as an agent, is recorded at the time of the booking is made. However, if the booking is cancelled in a later month, the corresponding booking fee must be refunded to the airline. At the same time the distribution fee payable to the third party distributors is also cancelled. Therefore, revenues and accounts receivable are recorded net of the cancellation allowance for booking fees, and cost of sales and accounts payable are recorded net of the reduction in distribution fees derived from cancellations. This reserve is calculated based on historical cancellation rates. When estimating the amount of future cancellations that will require us to refund a booking fee, we assume that a significant percentage of cancellations are followed by an immediate re-booking without a net loss of revenues. This reserve is sensitive to the number of bookings remaining for future travel periods and the cancellation rate used in the estimate as of each balance sheet date.

The Group’s allowance for potentially uncollectible accounts receivable as of December 31, 2006, was KEURs 81,229; and as of July 31, 2006, was KEURs 79,021.

During the year 2006 the Company has signed some agreements with two financial institutions to carry out factoring transactions over a part of the account receivable derived from its business. As of December 31, 2006, and July 31, 2006, the Company has transferred KEURs 72,626 and KEURs 32,055 respectively to the financial institution. The factoring transaction average interest rates are 3.60% and 3.27% for the periods ended as of December 31, 2006, and July 31, 2006.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS AND LIABILITIES

The breakdown of the “Prepayments and other current assets” caption as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Prepaid expenses	22,428	32,512
Short-term deposits	15,169	14,664
Other	13,720	28,089

Total	51,317	75,265

The breakdown of the “Other current liabilities” caption as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Taxes payable—non income tax (Note 20)	14,657	16,075
Employee related accrual	79,564	66,279
Deferred purchase consideration	8,136	6,230
Deferred Income	21,413	47,420
Other public institutions	21,403	19,890
Other	13,005	8,243

Total	158,178	164,137

The “Taxes payable-non income tax” caption includes VAT Payable and Other taxes payable (see Note 20).

The “Employee related accrual” caption mainly includes the variable accumulated and unpaid compensation as of December 31, 2006, and July 31, 2006, which will be paid in the following period. Additionally this caption includes holidays accrued but not taken.

The “Deferred purchase consideration” caption includes the part of the deferred payment derived from certain corporate acquisitions performed by the Group, which will vest in the following year.

The “Deferred income” caption corresponds mainly to tour packages reservations which have not yet been used by the end customer.

The “Other” caption includes mainly other sundry creditors.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

7.	TANGIBLE ASSETS

Balances and movements for the periods ended December 31, 2006, and July 31, 2006, of the items included under tangible assets are as follows:

	Land & buildings	Data processing hardware & software	Other tangible assets	Total
Carrying amount as of July 31, 2005 (Unaudited)	96,339	155,669	59,408	311,416

Additions	10	63,504	12,874	76,388
Retirements and disposals	(226)	(1,558)	(638)	(2,422)
Transfers	38	729	126	893
Depreciation charge	(2,418)	(69,398)	(13,307)	(85,123)
Exchange rate adjustments	(43)	(491)	(1,109)	(1,643)

Carrying amount as of July 31, 2006 (Unaudited)	93,700	148,455	57,354	299,509

Additions	101	33,780	5,479	39,360
Additions through business combinations	—	—	178	178
Retirements and disposals	—	(1,193)	(610)	(1,803)
Transfers	6	(6)	357	357
Depreciation charge	(1,023)	(28,310)	(5,322)	(34,655)
Exchange rate adjustments	—	26	(540)	(514)

Carrying amount as of December 31, 2006 (Unaudited)	92,784	152,752	56,896	302,432

The “Other tangible assets” caption includes building installations, furniture and fittings, and miscellaneous.

The retirements and disposals comprise write off of tangible assets, mainly data processing hardware, with a gross amount of KEURs 22,998 and KEURs 17,978 as of December 31, 2006, and July 31, 2006, respectively. The Group has derecognized these assets as they were not expected to generate future economic benefits. The equipments were fully depreciated at the moment they were written off.

The amount of expenditures recognised in the carrying amount of tangible assets under construction for the period ended as of December 31, 2006, is KEURs 1,076, and KEURs 746 for the twelve month period ended as of July 31, 2006.

The Group has contractual commitments for the acquisition of tangible assets as at December 31, 2006, by an amount of KEURs 615. The commitments as of July 31, 2006, were KEURs 8,891.

The carrying value of tangible assets under finance lease is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Land & buildings	82,352	91,246
Data processing hardware & software	3,598	11,306
Other	6,271	6,487

Total	92,221	109,039

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The depreciation related to assets acquired under finance leases, for the periods ended on December 31, 2006, and July 31, 2006, was KEURs 2,979 and KEURs 5,960, respectively. The acquisitions of tangible assets under finance leases were KEURs 1,184 and KEURs 3,036 for the periods ended on December 31, 2006, and July 31, 2006.

8.	INTANGIBLE ASSETS

Balances and movements for the periods ended December 31, 2006 and July 31, 2006, of the items included under intangible assets are as follows:

	Patents, trademarks & licenses	Technology and content	Contractual Relationships	Other intangible assets	Total
Carrying amount as of July 31, 2005 (Unaudited)	327,814	1,305,284	860,324	693	2,494,115

Additions	511	76,106	26,555	720	103,892
Retirements and disposals	(162)	(1,233)	(94)	(84)	(1,573)
Transfers	926	(343)	2,108	(149)	2,542
Amortization charge	(17,655)	(106,985)	(246,401)	(303)	(371,344)
Exchange rate adjustments	(124)	(1,411)	(865)	10	(2,390)

Carrying amount as of July 31, 2006 (Unaudited)	311,310	1,271,418	641,627	887	2,225,242

Additions	1,051	29,335	16,340	265	46,991
Additions through business combinations	129	—	—	168	297
Retirements and disposals	—	(1,907)	(394)	—	(2,301)
Transfers	(339)	(42)	18	5	(358)
Impairment losses charged to profit or loss	(321)	(29,104)	—	—	(29,425)
Reversals of impairment losses charged to profit or loss	—	2,459	—	—	2,459
Amortization charge	(6,648)	(41,673)	(86,360)	(208)	(134,889)
Exchange rate adjustments	2	(228)	(113)	(167)	(506)
Carrying amount as of December 31, 2006 (Unaudited)	305,184	1,230,258	571,118	950	2,107,510

The caption “Technology and content” is composed of net costs of acquiring Technology and Content by means of acquisitions through business combinations, through separate acquisitions, or internally generated. These assets are the combination of software elements and travel content, this latter obtained by Amadeus through its relationships with travel providers. This combination permits the processing of travel transactions (bookings) between supply (travel providers) and demand (travel agencies), making the travel information available to users through the Amadeus system. It also includes the technology development of the IT business.

Under the caption “Contractual relationships” the Group includes the net cost of contractual relationships with Travel Agencies and with Users acquired by business combinations as well as capitalizable cost related to travel agency incentives that can be recognized as an asset.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The carrying amount of intangible assets with indefinite useful lives amounts to KEURs 293,200 as of December 31, 2006, and July 31, 2006, classified under the caption “Patents, trademarks and licenses” and corresponding mainly to the Amadeus Brand.

The retirements and disposals comprise write off of intangible assets, mainly contractual relationships, with a gross amount of KEURs 41,800 as of December 31, 2006. The Group has derecognized these assets as they were not expected to generate future economic benefits. The assets were fully depreciated at the moment they were written off.

The Technology and Content additions for the period ended on December 31, 2006, are presented net of grants received from the French government (Research Tax Credit) by an amount of KEURs 3,597.

During the period, the Group has carried out a review of the recoverable amount of the technology platform of its online business Opodo. The review of this asset stem from the management decision to develop a more cost effective platform and as such abandon some of the projects that had already been initiated. The review led to the recognition of an impairment loss of KEURs 23,943 that has been recognised through profit and loss.

Also during the period the Group has booked an impairment for the software internally developed related to the leisure travel industry in Amadeus Germany GmbH by KEURs 4,291 and certain small software in its subsidiary Amadeus Hospitality S.A.S. by KEURs 791.

Amadeus s.a.s has reversed an impairment that was charged to profit and loss by an amount of KEURs 2,459 of the Aura Project due to new commercial perspectives of this software.

9.	GOODWILL

Balances and movements for the periods ended December 31, 2006 and July 31, 2006, goodwill are as follows:

Goodwill
Carrying amount as of July 31, 2005 (Unaudited)	2,204,906

Additions	36,069
Impairment charges	(152)
Exchange rate adjustments	(754)

Carrying amount as of July 31, 2006 (Unaudited)	2,240,069

Additions	55,342
Additions through business combinations	2,199
Exchange rate adjustments	191

Carrying amount as of December 31, 2006 (Unaudited)	2,297,801

The increase in goodwill during the period ended on December 31, 2006 is mainly due to the acquisition of the TravelTainment Group. The increase during the period ended July 31, 2006, was mainly due to the acquisition of minority stakes in Amadeus Group (see Note 11).

The accounting for the acquisition of TravelTainment Group has been determined provisionally, and it is within the provisional accounting period. As per IFRS 3, the determination and measurement of the cost of

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

acquisition and the allocation of such cost to the fair value of assets, liabilities and contingent liabilities acquired in order to arrive at the amount of Goodwill acquired is to be finalized 12 months from the date of acquisition. This Goodwill has been allocated to the cash generating unit GDS.

Goodwill acquired has been allocated, at acquisition date and following the nature of organizational structure and operations of Amadeus, to the group of cash generating units, which equals the business segments that are expected to benefit from that business combination. These represent the lowest level within the Group at which goodwill is monitored for internal management purposes. The carrying amount of allocated goodwill is as follows:

	31/12/06	31/07/06
	(Unaudited)	(Unaudited)
Global Distribution System (GDS)	1,957,245	1,899,530
Information Technology (IT)	125,100	125,100
Opodo Group	215,456	215,439

Carrying amount	2,297,801	2,240,069

The Group tests Goodwill annually for impairment, or more frequently if there are indicators that the recoverable amount of Goodwill might be impaired.

The recoverable amounts of each line of business are determined on a value in use calculations using cash-flow projections based on financial budgets. The basis for the determination of future cash flows for the period 2007-2010 has been the Long Term Plan (LTP) prepared by the Company and approved by management which covers a five year period 2006—2010. The future cash flows beyond this term, for the period 2011-2014, have been estimated in accordance to past experience, knowledge of industry trends and in external forecasts of growth in the travel industry. The estimates for the period 2011-2014 have been developed to have the same time horizon as that considered in the Dresdner Kleinwort Wasserstein fairness opinion report over Amadeus Class “A” shares value and in the Purchase Price Allocation exercise. The resulting key assumptions used in determining value in use are detailed below:

	GDS	IT	Opodo
Revenues Growth Rate 2007 – 2014	3.00%	3.10%	10.43%
Discount Rate (Pre-tax)	7.96%	11.21%	10.76%
Growth rate in perpetuity	0.00%	2.50%	2.50%

Management, when forecasting a 3% revenues growth in the GDS business segment for the period 2007-2014, has taken into account the Global air booking growth forecast of 4.4% for the period 2007-2010 and also the direct and online channels growth at higher rates, leading to gradual GDS disintermediation. It is also expected that the low cost carriers will continue gaining market share.

GDS variable costs have been assumed to be a percentage of revenues and have been kept at 2010 levels (35%) for the period 2011-2014, the highest level covered by the LTP, assuming that the trend of increasing incentives will stabilise in the long-term. Fixed costs have been considered to grow at 2010 levels for the period 2011-2014, so as to reflect the economies of scale of the distribution business. Direct capital expenditure has been kept constant from 2010 onwards.

IT variable costs have been assumed as a percentage of revenues and have been kept stable at 2010 levels (17%) for the period 2011-2014, even though there may be some room for economies of scale as those

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

considered in the period 2007-2010. Production costs have been forecasted to grow slightly below the growth of revenues resulting in a CAGR of 4% in the period 2007-2014. Direct capital expenditure has been kept constant from 2010 onwards.

Regarding the Opodo Group, management is implementing a new strategy more focused to the air ticket business in order to facilitate the breakeven. The basis for the determination of future cash flows for Opodo has been:

•

A new LTP for the period 2007-2010 that has been developed with the goal of reaching a positive EBITDA by early 2008. In this new LTP, Opodo gross sales have been forecasted to grow by 4.1% in 2007 compared to the 19% in the previous LTP, also the revenue margin decreases from 11.9% to 11.2% as a consequence of the reduction in importance of hotels and packages. The cost structure is also adapted to the level of revenues following a conservative approach being the savings fully perceived from the end of 2007.

•

Estimate of 2011-2014 figures. In these estimates the Gross sales have been forecasted as follow: 10% in 2011, 8% in 2012, 8% in 2013 and 6% in 2014 resulting in a CAGR of 10.4% for the period 2007-2014. Revenues have been forecasted as a percentage of gross sales, and for conservative reasons no improvement has been considered from 2010 (ratio 11.2%) a lower margin than that considered in the previous LTP (11.9%). Direct costs are forecasted as a percentage of gross sales and no improvements have been considered from 2010 onwards (2.4% of gross sales) even though there must be room for improvements due to economies of scale. Due to the nature of the indirect costs, its growth pace is lower than that of the revenues.

10.	INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

Balances and movements for the periods ended December 31, 2006 and July 31, 2006, of the items included under investments in associates and long-term investments are as follows:

	Investments In associates	Other long-term investments	Total
Balance at July 31, 2005 (Unaudited)	17,726	57,490	75,216

Additions	522	10,943	11,465
Disposals	(1,638)	(13,632)	(15,270)
Share of profit of associates accounted for using the equity method	8,072	—	8,072
Dividends received	(4,184)	—	(4,184)
Transfers	(1,522)	(10,734)	(12,256)
Remeasurement to fair value of investments	—	1,501	1,501
Exchange rate adjustments	(176)	(1,098)	(1,274)

Balance at July 31, 2006 (Unaudited)	18,800	44,470	63,270

Additions	—	5,244	5,244
Disposals	—	(1,594)	(1,594)
Share of profit of associates accounted for using the equity method	3,852	—	3,852
Transfers	(6,815)	(3,526)	(10,341)
Remeasurement to fair value of investments	—	3,115	3,115
Exchange rate adjustment	(259)	(191)	(450)

Balance at December 31, 2006 (Unaudited)	15,578	47,518	63,096

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The “Share of profit of associates accounted for using the equity method” caption excludes the impact of taxes payable at the respective shareholder level.

The disposals in the “Other long-term investments” caption for the period ended July 31, 2006, are mainly due to the recovery of cash deposits used as a guarantee in front of IATA (International Air Transport Association) and CAA (Civil Aviation Authority).

The transfers for the period ended December 31, 2006, correspond mainly to the carrying amount of Internet Travel Agent, Inc which is presented as held for sale in the Balance Sheet, following the decision of the Group’s Management to dispose this investment. The proceeds of disposal are expected to exceed the net carrying amount of the investment (KEURs 6,375) and therefore, no impairment loss has been recognised on the classification of these assets as held for sale. This sale is expected to take place in the short-term.

11.	BUSINESS COMBINATIONS

During the period ended December 31, 2006, the Group made the following investments in subsidiaries:

i)	Acquisitions:

•	100% interest in TravelTainment AG.

•	10% additional interest in Amadeus Israel. The participation in this company as at December 31, 2006, is 100%.

ii)	Capital increases:

•	On December 20, 2006, the share capital of Amadeus Perú, S.A. was increased due to a loan capitalization of 1 million US Dollar (KEURs 757).

The main balance sheet impacts of these transactions correspond to TravelTainment acquisition. The purchase consideration paid for this acquisition and the goodwill acquired is as follows:

31/12/06
(Unaudited)
Cash paid for current transactions	55,269
Deferred consideration	6,425
Equity in net assets acquired	(5,509)

Excess purchase price	56,185

Goodwill related to acquisition of subsidiaries	56,185

Total	56,185

The reconciliation between the cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

31/12/06
(Unaudited)
Cash paid for current transactions	55,269
Cash acquired as a result of current acquisition	(1,017)

Net cash invested in subsidiaries and associates	54,252

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

On September 27, 2006, the Company acquired the 100% equity stake in TravelTainment AG and its fully owned subsidiaries IFF Institut Für Freizeitanalysen GmbH and Access e-Media Limited. The transaction also includes the subsidiary IFF Polska Sp. z o.o.

TravelTainment is an Application Service and Content provider with headquarters in Aachen (Germany). The company offers booking functionality to the online and stationary travel agency market from an integrated web-based distribution platform. This distribution platform connects to tour operators directly or through a global distribution system (“GDS”). Cost of acquisition has been KEURs 55,269 in cash, plus an Earn-out fee up to KEURs 6,425 depending on the performance of the company in the coming years.

The goodwill amount recognised is attributed to the economic benefits to be obtained at central level.

The carrying amount of assets, liabilities and contingent liability recognised at the acquisition date for the above acquisition is as follows:

TRAVELTAINMENT
(Unaudited)
Assets	7,916

Current assets	3,069
Tangible assets	330
Intangible assets	3,010
Other non current assets	1,507

Liabilities	2,407

Current liabilities	1,923
Deferred Tax L/T Liabilities	203
Financial debt L/T third parties	281

Equity in net assets acquired	5,509

The accounting for the combination of TravelTainment AG has been determined provisionally, and it is within the provisional accounting period (nota 9).

During the period ended July 31, 2006, the Group made the following investments in subsidiaries and associates:

i)	Acquisitions:

•	1.41% additional interest in the pan-european on-line portal Opodo. The participation in this group as at July 31, 2006, is 75.43%.

•	1.90% additional interest in Amadeus Group. At year end the Company controls 99.69% of Amadeus Group.

ii)	Capital increases:

•

The Group’s interest in ITA (Internet Travel Agent) Inc. has been diluted to 22.33% (22.36% in 2005) as a result of Amadeus IT Group, S.A. not subscribing all capital increases in this associate investment.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The main balance sheet impacts of these transactions are summarized below:

31/07/06
(Unaudited)
Cash paid for current transactions	82,448
Deferred consideration	1,050
Equity in net assets acquired	(46,901)

Excess purchase price	36,597

Goodwill related to acquisition of subsidiaries	36,069
Goodwill related to the acquisition of associates	528

Total	36,597

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

31/07/06
(Unaudited)
Cash paid for current transactions	82,448
Cash acquired as a result of current acquisition	(4,937)
Cash acquired from minorities	(2,712)

Net cash invested in subsidiaries and associates	74,799

On June 23, 2006, WAM Portfolio, S.A., and Amadeus Global Travel Distribution S.A., (designated at this date as Amadeus IT Group, S.A.) General Shareholders´ Assemblies agreed, respectively, the merger of both companies by means of the absorption by WAM Portfolio, S.A., (Absorber Company) of Amadeus IT Group, S.A., (Absorbed Company) by the transfer of the whole assets and liabilities to the Absorbing Company, adopting the Merged Company the Absorbed Company’s purpose and social name, i.e. Amadeus IT Group, S.A., which shall be extinguished without liquidation. As a consequence the Company now holds the shares of the resulting entity with the following position as at July 31, 2006:

Shareholder	Number of shares	% of total economic rights
WAM Acquisition, S.A.	4,208,957,900	99.69%
Minority shareholders	13,113,288	0.31%

Total	4,222,071,188	100.00%

Amadeus IT Group, S.A., the parent company of Amadeus Group before the business combination, is domiciled in Spain. The Group is leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and groups of providers such as ferry, rail, cruise, insurance and tour operators. Amadeus Group provides the abovementioned services (“GDS” related) through a computerised reservation system and through its e-commerce channel of distribution. Additionally, Amadeus Group provides information technology (“IT”) services and solutions to the airline industry, which includes inventory management and passenger departure control. In addition to

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

the GDS and the IT businesses, Amadeus Group also owns the 75.43% of the shares of Opodo Ltd, an on-line travel operator based in London and with activities in the United Kingdom, Germany, France, Italy, Spain and in the North of Europe.

The acquisition has been accounted for as a purchase in accordance with IFRS 3 “Business combinations” and its results are included in the Company’s consolidated operating results from the acquisition date.

The total purchase price for the above acquisition, through the Public Offer, the Investment Agreement and subsequent acquisitions from minority shareholders amounted to 4,214,435 KEURs, including 11,905 KEURs of costs directly attributable to the business combination. The cash paid for this transaction can be detailed, attending to the different dates on which it was disbursed, as follows:

Acquisition Date	% of total economic rights	Cash paid for transaction
July 4, 2005	95.57%	4,029,484
July 31, 2005	2.22%	105,130
From August 1, 2005 to December 31, 2006	1.90%	79,821

Total	99.69%	4,214,435

The net cash paid for the above acquisition and the excess purchase price are as follows:

AMADEUS GROUP
Purchase consideration
Net Cash invested	3,869,107
Contribution in kind	195,739
Cost attributable to the acquisition	11,905
Cash acquired from Amadeus Group	137,684

Total purchase consideration	4,214,435
Net assets acquired	1,101,058

Excess Purchase Price	3,113,377

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The Purchase consideration has been allocated to the assets, liabilities and contingent liabilities acquired based on estimates of fair value at the acquisition date, as follows:

	Carrying Amounts before combination	Fair Value Adjustments	Carrying Amounts after combination
Assets
Current assets	710,612	—	710,612
Tangible assets	305,221	—	305,221
Intangible assets	859,590	1,636,396	2,495,986
Patents, trademarks and licenses	31,148	292,291	323,439
Technology and content	272,285	1,005,128	1,277,413
Contractual relationships	109,179	784,375	893,554
Goodwill (pre-existing)	445,398	(445,398)	—
Other intangible assets	1,580	—	1,580
Other non current assets	185,245	5,573	190,818
Liabilities
Deferred Tax Liabilities	76,867	747,615	824,482
Defined Benefit Plan Liability	5,774	19,637	25,411
Other liabilities	876,969	—	876,969

Net identifiable assets acquired (99.69%)	1,101,058	874,717	1,975,775

Total Purchase Consideration			4,214,435

Goodwill resulting from the acquisition			2,238,660

The main intangible asset identified within the caption Patents, Trademarks and Licences, mainly relates to the Amadeus Corporate Brand. The Amadeus Corporate Brand is defined as all the elements (e.g. denomination, logo, brand architecture…) that illustrate the corporate identity of the Amadeus Group. Amadeus Corporate Brand contributes to the retention and acquisition of new customers, reinforcing the commercial attractiveness of newly acquired products.

Within Technology and Content, the most relevant asset in the GDS business segment is the Reservation Traveller since it involves the core reservation functions of the Amadeus system. Amadeus has signed global contracts with travel providers, so that they make their travel content available to users through the Amadeus reservation system. The content is travel information such as fares, schedules, and inventory availability, necessary for users to make a decision on a travel booking reservation. Amadeus reservation technology efficiently matches travel offer (travel providers) with travel demand (users). On the other hand, other complementary technologies have been identified as reinforcing Amadeus Group position in the market, such as IT Technology (Altea Suite) and Opodo technological platform.

The Contractual Relationships comprise basically the value of contracts with travel agencies (TAs) and with IT Technology system users. The contracts with TAs regulate the services offered by Amadeus Group to the TAs (e.g. access to the reservation system, licence of use of its products, rental of equipment and related services). The contracts with IT Technology system users correspond to those signed by more than 150 airlines for the use of Amadeus’ legacy system. Their identification as intangible assets arises from a contractual-legal criterion.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

In addition to these assets in the context of the business combination the Group has accounted for the unrecognised actuarial gains and losses, existing as at the acquisition date, as part of the Defined Benefit Plan Obligation recorded.

The Group has recognised the corresponding effects on Deferred Tax Liability and Deferred Tax Assets resulting from the Fair Value Adjustments of assets, liabilities and contingent liabilities carried out in the business combinations. These Deferred Taxes will be charged to the Statement of Income at the same rates that the assets associated with them are amortised.

Assets that were acquired in the business combination that meet the definition of intangible assets but were not recognised separately from goodwill are:

a)	The assembled workforce of Amadeus Group was regarded as a valuable asset at the time the combination took place, however this is not a recognisable intangible asset in accordance with IFRS.

b)	The entity places considerable value on the integrated nature of its systems. While the software owned by the Amadeus was able to be recognised, the value attributable to having that system across the whole business was unable to be recognised.

c)	In addition the integrated nature of the distribution network is a significant asset for Amadeus. While the assets of the network were able to be recognised, the value attributable to having that network across the whole business was unable to be reliable measured.

During the period ended December 31, 2005, the reconciliation between the cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

31/12/05
(Unaudited)
Cash paid for current transactions	60,944
Cash acquired as a result of current acquisition	(5,160)

Net cash invested in subsidiaries and associates	55,784

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

12.	CURRENT AND LONG TERM DEBT

The breakdown of carrying amounts of debt with financial institutions, third parties and shareholders by maturity, is as follows as of December 31, 2006, and July 31, 2006:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Senior Credit Agreement denominated in EURs (Note 12.a)	51,594	488,427
Senior Credit Agreement denominated in USDs (Note 12.a)	17,899	—
Senior Credit Agreement interest (Note 12 a)	1,498	19,863
Other debt with financial institutions (Note 12.b)	20,602	21,429

Total current debt	91,593	529,719

Senior Credit Agreement denominated in EURs (Note 12.a)	2,251,539	2,241,284
Senior Credit Agreement denominated in USDs (Note 12.a)	904,950	959,082
Deferred financing fees	(79,390)	(91,295)
Other debt with financial institutions (Note12.b)	1,555	1,478
Shareholders loans (Note 12.c)	879,679	898,671

Total non-current debt	3,958,333	4,009,220

Total debt	4,049,926	4,538,939

The Company has financed the acquisition of Amadeus IT Group, S.A. by means of a combination of equity and the external resources arising from the financial institutions, third parties and shareholders, as described below:

a)	Senior Credit Agreements:

The Senior Credit Agreements were obtained by the Company on April 8th, 2005. It was organised by Barclays Capital, Credit Suisse First Boston International, J.P. Morgan Plc., Merrill Lynch International and The Royal Bank of Scotland Plc., acting as mandated lead arrangers.

On May 4th 2006 the Company modified and substituted the above mentioned Financial Agreements signed on April 8, 2005. Through this new Financial Agreement, the Group has refinanced its long-term debt with third parties cancelling in advance the Subordinated Bridge loan signed with Aqua Finance, S.A. and increasing the credit limit for the pre-existing Senior Term loans A, B and C, and the additions of two new Senior Term Facilities (D and E).

On September 28, 2006, the Group has disposed KEURs 55,000 from the Acquisition Facility under the financial conditions of the Bank Financing agreement (“Senior Phase One Credit Agreement”) subscribed on May 4, 2006 with Barclays Capital, Credit Suisse International, J.P. Morgan Plc., Merrill Lynch International and The Royal Bank of Scotland Plc., acting as mandated lead arrangers.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

On December 29, 2006, the Company proceeded to repay the outstanding debt as of this date, by means of the partial payment of the dividend distributed by Amadeus IT Group, S.A. as described in note 15. Amadeus IT Group, S.A. has financed this dividend payment through the assumption, in the same amount, of WAM Acquisition, S.A. outstanding Bank Financing debt (“Senior Phase One Credit Agreement”). This transaction has been performed through the transfer to the “Senior Phase Two Credit Agreement”, as follows:

Loans	Credit limit (1)	Outstanding balance (1)	Currency	Final maturity date
Senior A	847,656	622,656	EUR	July 2012
		206,531	USD	July 2012
Senior B	1,065,000	755,289	EUR	July 2013
		285,584	USD	July 2013
Senior C	1,065,000	42,789	EUR	July 2014
		264,034	USD	July 2014
Senior D	270,000	114,899	EUR	January 2015
		145,150	USD	January 2015

Total	3,247,656	2,436,932

(1)	Amount in euros at the date of transaction

Under the terms of this financial agreement, the Company and some of its subsidiaries will be obliged, starting on December 31, 2005 onwards, to meet certain covenants. The most relevant covenants are calculated as the ratio of total Group net debt to adjusted Group EBITDA, total Group Senior net debt to adjusted Group EBITDA, adjusted Group EBITDA to total Group net interest payable, and adjusted Group cash flows to total Group debt service. In addition, it has been agreed that in any financial year, capital investment will be kept within certain limits. As of December 31, 2006, and July 31, 2006, the above mentioned covenants are met.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2006, the breakdown of the Bank Financing agreement (“Senior Phase Two Credit Agreement”) is as follows:

Loans	Credit limit (1)	Outstanding balance (1)		Currency	Interest rate	Final maturity date
Senior A (i)	847,656	622,656		EUR	EURIBOR + 2.25%	July 2012
		206,531		USD	USD LIBOR + 2.25%	July 2012
Senior B (ii)	1,065,000	755,289		EUR	EURIBOR + 2.75%	July 2013
		285,584		USD	USD LIBOR + 2.75%	July 2013
Senior C (ii)	1,065,000	755,289		EUR	EURIBOR + 3.25%	July 2014
		285,584		USD	USD LIBOR + 3.25%	July 2014
Senior D (ii)	270,000	114,899		EUR	EURIBOR + 5.25%	January 2015
		145,150		USD	USD LIBOR + 5.25%	January 2015
Acquisition Facility (iii)	200,000	55,000		EUR	EURIBOR + 2.25%	July 2012
Revolving Credit A (iv)	150,000	—	(2)	EUR	EURIBOR + 2.25%	July 2012

Total	3,597,656	3,225,982

(1)	Amounts expressed in KEURs.
(2)	Additionally, the Company has disposed banking guarantees, amounting KEURs 31,249, from the term Revolving Credit A, in order to cover Group companies’ commitments.

(i)	Senior Term A

It was used to settle partially the Takeover Bid for Amadeus IT Group, S.A. shares, the relating costs and the refinancing of the Subordinated Bridge Facility Agreement signed with Aqua Finance, S.A. Repayments are made each semester being the annual payments, as follow:

2007	69,493
2008	101,754
2009	130,307
2010	152,016
2011	170,713
More than 5 years	204,904

Total	829,187

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

(ii)	Senior Term B, C and D

It was used to settle partially the Takeover Bid for Amadeus IT Group, S.A. shares, the relating costs and the refinancing of the Subordinated Bridge Facility Agreement signed with Aqua Finance, S.A. Repayment of terms Senior B and C will be made in July 1, 2013 and 2014, respectively and January 1, 2015 will be made with the term D.

(iii)	Acquisition Facility

It can be used to finance certain investments and specific acquisitions allowed under the Bank Financing. It will be available for a period of 3 years since the date of first drawdown of the loan (July 1, 2005). Repayments, amounting to KEURs 25,000, will be made each semester starting on April, 2009.

(iv)	Revolving Credit A

It shall be used to cover the working capital needs of the Company and the Group companies. Wholly repayment of Revolving Credit A Facilities will be made in July 1, 2012.

The interest payable for the Senior Credit Agreement as of December 31, 2006, and July 31, 2006, denominated in euros (KEURs 855 and KEURs 12,467, respectively) and US dollars (KEURs 643 and KEURs 7,396, respectively).

b)	Other debt with financial institutions

As of December 31, 2006, and July 31, 2006, the long-term debt with third parties is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Other debt with financial institutions	1,555	1,478

Total non current	1,555	1,478

Other debt with financial institutions	20,602	21,429

Total current	20,602	21,429

Under the caption “current debt” the Group has:

•

Instalment credits with IBM Deutschland GmbH for the acquisition of equipment amounting to KEURs 11,647 and KEURs 8,911 as at December 31, 2006, and July 31, 2006 respectively. The interest rate is 2.90% and 1.40% in December 31, 2006, and July 31, 2006, respectively. The maturity dates range between February 28, 2007, and November 30, 2007, for those instalments outstanding as at December 31, 2006.

•	Interest payable in relation to the interest rate derivatives (IRS) as of December 31, 2006 and July 31, 2006 amounts to KEURs 1,122 and KEURs 7,837, respectively.

•	Overdrafts bank accounts which are payable on demand.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

c)	Shareholders loans

i)	Long term debt

The long-term debt with shareholders, including interest, considered as subordinated loans were initially set up with 320 million euros. The breakdown of this item, including interest as of December 31, 2006, and July 31, 2006, is described as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Iberia Líneas Aéreas de España, S.A.	43,022	42,233
Societé Air France	86,045	86,045
Lufthansa Commercial Holding, GmbH	43,022	43,022
Amadelux Investments, S.A.	196,189	196,189
Amadeus Employees	1,159	1,022

Total principal	369,437	368,511

Iberia Líneas Aéreas de España, S.A.	3,042	531
Societé Air France	6,110	1,082
Lufthansa Commercial Holding, GmbH	3,055	541
Amadelux Investments, S.A.	13,931	2,490
Amadeus Employees	—	75

Total interest	26,138	4,719

Total	395,575	373,230

These Subordinated Loans are long-term loans (15 years), with a maturity term higher than the Bank Financing. These loans, which interest (13.75% annual) is capitalized every 12 months from drawdown date and payable at the date of principal repayment, are subordinated to the Bank Financing. The corresponding financial expenses for the periods ended as of December 31, 2006, and July 31, 2006, amount to KEURs 21,555 and KEURs 45,716 (Note 18b).

Additionally, the Company has signed Preferred Loan Agreements with Lufthansa Commercial Holding, GmbH, Societé Air France and Amadelux Investments, S.A. up to an aggregated initial amount of KEURs 100,000 that shall bear interests at an annual rate of 13.50% from the drawdown date. The Company has not drawdown any amount from these facilities. The maturity of these loans is 10 years and 6 months starting on the withdrawal date unless certain events take place.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

ii)	Preferred Class “B” shares

The breakdown of this item as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Iberia Líneas Aéreas de España, S.A.	56,807	61,663
Societé Air France	113,614	123,327
Lufthansa Commercial Holding, GmbH	56,807	61,663
Amadelux Investments, S.A.	259,052	281,172
Amadeus employees	563	488
Deferred financing fees	(2,739)	(2,872)

Total	484,104	525,441

This caption includes the preferential Class “B” shares owned by the shareholders amounting to KEURs 460,234 and cumulative preferred dividend.

The Class “B” shares have the following preference rights:

1.	To receive a fixed and cumulative dividend equal to 13.75% per year of these shares’ subscription price on account of the distributable profits or of the available reserves in the Company, but shall not be entitled to participate in any additional dividend. If the Company resolves not to distribute in a given year the preferred dividend, to which holders of Class “B” shares are annually entitled, or if the Company resolves to distribute it partially, the amount not distributed by the Company shall be cumulative and increase the preferred dividend to which holders of Class “B” shares are entitled in the following year. As of December 31, 2006, and July 31, 2006, this dividend has been registered increasing the non current debt amounting to KEURs 26,609 and KEURs 68,103, respectively.

The accumulated debt related to the preferred dividend accrued during the periods ended as of July 31, 2005 and 2006, amounting to KEURs 68,080 to which holders of Class “B” shares are entitled and approved by the Extraordinary General Assembly of Shareholders of the Company for distribution, on March 28, 2007, is registered under the caption “dividend payable” (Note 23).

2.	To receive preferentially any distributions of any of the assets resulting from the Company’s liquidation in an amount per share up to the subscription price plus accrued and unpaid dividends, but without any right to any additional quota.

3.	In the event of a listing of the Company, the preferred shares are redeemed for ordinary shares. The number of ordinary shares necessary to redeem is variable as a result of the redemption exchange terms. The Company will have to issue as many ordinary shares as necessary in order to redeem the preferred share subscription price plus any unpaid accrued dividend. The number of ordinary shares therefore is variable depending on the market price of the ordinary shares at the time of redemption.

4.	Class “A” shares shall not be entitled to receive any other dividend as far as the annual preferential dividend has not been fully paid to holders of Class “B” shares and any accrual of dividend which are still unpaid, to which they are entitled.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The main transactions during the periods ended as of December 31, 2006 and July 31, 2006 are as follows:

The General Shareholders Meeting of the Company dated as of May 31, 2006, approved to issue 1,469,173 preferred Class “B” shares with a nominal value of 0.01 euros. The preferred Class “B” shares were subscribed by Amadelux Investment, S.A. (1,015,291 shares) and by certain members of the Management of the Group (453,882 shares).

On July 26, 2006, the preferred class “B” shares subscribed by Amadelux Investment, S.A. were transferred to Amadeus IT Group, S.A. to cover future compromises incurred with the Management of the Group.

On October 2, 2006, the Company acquired from Amadeus IT Group, S.A 451,777 Class “B” shares (see note 15).

13.	COMMITMENTS

a)	Financial and operating leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease is the CRS data processing center in Erding. The original cost (in 1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under finance lease (see Note 7). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.74% and 4.96% during the periods ended December 31, 2006, and July 31, 2006, respectively.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The future minimum lease payments for finance leases as of December 31, 2006, and July 31, 2006, are as follows:

Year(s) due	31/12/2006 (Unaudited)		31/07/2006 (Unaudited)
	Gross	Net present value	Gross	Net present value
0 – 1	21,487	20,815	25,602	22,100
1 – 2	17,132	14,105	17,940	15,712
2 – 3	10,889	9,050	12,493	10,801
3 – 4	7,274	6,166	7,567	6,514
4 – 5	7,081	5,707	7,119	5,859
5 – 10	35,168	24,628	35,168	25,203
10 – 15	21,100	12,226	24,617	14,676
15 – 20	21,097	11,358	20,814	11,392

Total minimum lease payments	141,228	104,055	151,320	112,257
Less amount representing interest	37,173	—	39,063	—

Obligations under finance leases	104,055	104,055	112,257	112,257

Current portion	20,815		22,100
Long-term portion	83,240		90,157

	104,055		112,257

For the periods ended December 31, 2006, and July 31, 2006, the rental expense for operating leases were KEURs 11,743 and KEURs 33,502, respectively.

The future minimum lease payments for operating leases as December 31, 2006, and July 31, 2006, are as follows:

Year(s) due	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
0 – 1	23,908	34,160
1 – 2	22,167	25,581
2 – 3	19,137	21,955
3 – 4	16,724	17,603
4 – 5	14,199	15,101
5 – 10	52,400	56,814
10 – 15	92	4,450

Total payments	148,627	175,664

b)	Other commitments

On April 8, 2005, the Company proceeded to grant in a public document a promise to pledge shares and other assets as a guarantee of the Company’s fulfillment of the assumed obligations according to the Financial Agreements and obliged to pledge the credit rights in bank accounts, the credit rights in intra-group, the Amadeus IT Group, S.A. shares, and its credit rights corresponds to the subscription and payment related to the capital increases. This pledge was renewed and ratified on May 4, 2006, and

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

newly ratified in public document on December 29, 2006, as a guarantee of the obligations assumed by the Company and their subsidiaries under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

At the same date, the Company proceeded to grant a pledge over the credit rights in bank accounts in BBVA and JP Morgan. This pledge was renewed, ratified and revised in public document on May 4, 2006, together with the pledge over the credit rights in bank accounts in BBVA (denominated in EUR and USD) of October 24, 2005. This pledge was newly ratified in public document on December 29, 2006, as a guarantee of the obligations assumed by the Obligors, excluding those registered in Germany, under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

On December 29, 2006, the Company proceeded to grant a pledge under French law over 1 share of Amadeus France SNC, which represents 1% of the mentioned company share capital, cancelling the pledge granted on November 18, 2005, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the obligations assumed by Amadeus IT Group, S.A. under the Hedge Phase Two Agreement.

As of December 31, 2006, the Company has a pledge over all the present and future shares of Amadeus IT Group, S.A. This pledge was ratified in public document on December 29, 2006, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement. Additionally, the Company has granted to the financial institutions a call option over these shares, that may be exercised in the event of a major default of certain obligations of the Financial Agreements.

The pledge granted by Amadeus IT Group, S.A. in a public document on September 26, 2005, over the credit rights in euro denominated accounts of BBVA, has been ratified in public document on December 29, 2006, as a guarantee of the obligations assumed by the Obligors, excluding those registered in Germany, under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

On October 31, 2005, the Amadeus IT Group, S.A. granted in public document a pledge under German law over all the present and future Amadeus Verwaltungs GmbH shares, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement, including both parallel obligations. This pledge was renewed and ratified in public document on May 4, 2006.

On November 3, 2005, Amadeus IT Group, S.A. granted a pledge in a public document over the credit rights derived from the transfer of Amadeus IT Group, S.A. credit rights to the Company, due from Amadeus Verwaltungs GmbH. This pledge was ratified in a public document on December 29, 2006, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

On May 4, 2006, Amadeus IT Group, S.A. has granted a pledge under English law over the accounts of Deutsche Bank AG London.

At the same date, Amadeus IT Group, S.A. granted a promise to constitute a pledge over credit rights in bank accounts and over all the credit rights in intra-group. This pledge was ratified in public document on December 29, 2006, as a guarantee of the obligations assumed by Amadeus IT Group, S.A. and their subsidiaries under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

On November 28, 2006, Amadeus IT Group, S.A., proceeded to grant a pledge under German law, over all the present and future shares of Amadeus Germany GmbH, as a guarantee of the obligations assumed by Amadeus IT Group, S.A. under the Senior Phase Two Credit Agreement and parallel present and future obligations.

On December 29, 2006, Amadeus IT Group, S.A. proceeded to grant in a public document a pledge under French law, over all Amadeus s.a.s shares, cancelling the pledge before granted, as a guarantee of the obligations assumed by Amadeus IT Group, S.A. under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement, as well as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement.

At the same date, Amadeus IT Group, S.A. has granted a pledge under French law over 99 shares of Amadeus France SNC, which represents 99% of the mentioned company share capital, cancelling the pledge before granted, as a guarantee of the obligations assumed by Amadeus IT Group, S.A. under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement, as well as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement.

On December 29, 2006, Amadeus IT Group, S.A. granted in public document a pledge over the credit rights in bank accounts, as a guarantee of the obligations assumed by the Obligors, excluding those registered in Germany, under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

At the same date, Amadeus IT Group, S.A. granted in public document a pledge over the credit rights in accounts receivable (airlines), excluding those transferred by the factoring agreement signed with BBVA and Caja Madrid, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement. On January 15, 2007 the pledge over the credit rights as of December 31, 2006, has been updated.

On December 29, 2006, Amadeus IT Group, S.A. granted in public document promise to constitute a trade mark and pledge chattel mortgage, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

At the same date, Amadeus IT Group, S.A. granted public deed pledge over all the Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA), Sociedad Unipersonal, shares, as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

On November 29, 2006, Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA), Sociedad Unipersonal, granted in a public document a pledge over the credit rights in bank accounts, as a guarantee of the obligations assumed by the Obligors, excluding those registered in Germany, under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement.

On December 29, 2006, Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA), Sociedad Unipersonal, granted in a public document a pledge over the credit rights in accounts receivable (travel agencies, legal entities), as a guarantee of the obligations assumed by the Obligors under the Senior Phase Two Credit Agreement and the Hedge Phase Two Agreement. On January 15, 2007 the pledge over the credit rights as of December 31, 2006, has been updated.

As of November 7, 2005, the Group company, Amadeus Germany GmbH, proceeded to grant a pledge under German law, over the credit rights in bank accounts. This pledge was renewed and ratified on May 3, 2006.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

At the same date, Amadeus Germany GmbH, proceeded to grant a pledge under German law over the credit rights in accounts receivable from customers, future indemnities from insurance companies and all the credit rights in intra-group. This pledge was renewed and ratified on May 3, 2006. Within the following 15 calendar days of each calendar quarter, the pledge over the credit rights has been updated, the latest being January 2007.

On August 12, 2005, the Group company, Amadeus Data Processing GmbH, proceeded to grant in a public document a pledge under German law over the credit rights in bank accounts. This pledge was modified on October 31, 2005.

At the same date, Amadeus Data Processing GmbH, proceeded to grant a pledge under German law over credit rights in accounts receivable from customers, future indemnities from insurance companies (travel agencies) and all the credit rights in intra-group. This pledge was modified on October 31, 2005. Within the following 15 calendar days of each calendar quarter, the pledge over the credit rights has been updated, the latest being January 2007.

On October 31, 2005, the Group company, Amadeus Verwaltungs GmbH, proceeded to grant a pledge under German law, over the credit rights in bank accounts.

At the same date, Amadeus Verwaltungs GmbH, proceeded to grant a pledge under German law over the rights in accounts receivable from customers, future indemnities from insurance companies (travel agencies) and all the credit rights in intra-group. Within the following 15 calendar days of each calendar quarter, the pledge over the credit rights has been updated, the latest being January 2007.

At the same date, Amadeus Verwaltungs GmbH, granted a pledge over the Amadeus Beteiligungs GmbH shares, which represents 100% of the mentioned company share capital.

On October 31, 2005, the Group company, Amadeus Beteiligungs GmbH, proceeded to grant a pledge under German law, over the credit rights in bank accounts.

At the same date, Amadeus Beteiligungs GmbH, proceeded to grant a pledge under German law over the credit rights in accounts receivable from customers, future indemnities from insurance companies (travel agencies) and all the credit rights in intra-group. Within the following 15 calendar days of each calendar quarter, the pledge over the credit rights has been updated, the latest being January 2007.

At the same date, Amadeus Beteiligungs GmbH, has granted a pledge over the Amadeus Data Processing GmbH shares, which represents 100% of the mentioned company share capital.

c)	Commitments for the acquisition of tangible and intangible assets

The Group maintain certain guarantees used for Bookings Reservations through IATA (International Air Transport Association) and CAA (Civil Aviation Authority) amounting to KEURs 47,868 as of December 31, 2006, and 29,489 as of July 31, 2006.

As of December 31, 2006, the Group has short-term to acquire tangible assets for KEURs 615.

Additionally, the Group has entered into various software license agreements, which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations. The maximum amount committed under these agreements, at December 2006, is KEURs 176 and KEURs 194 for the short and the long-term, respectively.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

14.	OTHER LONG-TERM LIABILITIES

The breakdown of this caption as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Deferred purchase consideration	23,566	22,666
Defined benefit plans	18,359	18,234
Employee related accrual	31,939	13,201
Others	11,555	14,734

	85,419	68,835

a)	Deferred purchase consideration

The amount of this liability is contingent on the evolution of the respective businesses previously acquired by Amadeus.

b)	Pension and Post-retirement benefits

Certain Group companies operate defined benefit plans. Depending on the country, these plans are offered on a voluntary basis or are mandatory as a result of the respective legal or Collective Agreement requirements. The benefits consist mainly of a life long annuity or lump sum payable at retirement, death, disability or early retirement when certain conditions are met. Some of the plans provide death and retirement benefits to spouses subject to member contributions at higher rates. The Group provides for post-retirement medical plan and post-retirement life insurance benefits to a group of beneficiaries in the U.S.A. Most of the obligations under defined benefit plans are voluntary based and operate on a funded basis with plan assets covering the obligations whilst mandatory plans are generally unfunded and book reserved.

The amounts related to defined benefit plans recognized in the balance sheet as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Present value of wholly unfunded obligations	12,632	12,360
Present value of partially or wholly funded obligations	44,611	40,723

Present value of defined benefit obligations	57,243	53,083
Fair value of plan assets	(38,884)	(34,849)

Net (asset)/liability in balance sheet	18,359	18,234

The reconciliation of the funded status of the plan is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Funded status	18,359	18,234

Net (asset)/liability in balance sheet	18,359	18,234

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The Group recognises all actuarial gains and losses in the period in which they occur in Equity. As a result, an actuarial loss of KEURs 2,031 and gains of KEURs 2,188 has been recognised within the Statement of Recognised Income and Expense in the periods ended December 31, 2006, and July 31, 2006, respectively.

The defined benefit plan amounts recognized in the statement of income as of December 31, 2006, and July 31, 2006, is as follow:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Net Current service cost	1,175	2,884
Interest cost	1,176	2,541
Amortization of unrecognized past service cost	66	—
Expected return on plan assets	(969)	(1,756)

Total net periodic pension cost	1,448	3,669

Balances and movements for the periods ended December 31, 2006 and July 31, 2006, of the items included under defined benefit plan liability is as follow:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	18,234	24,892
Company contributions	(3,073)	(7,250)
Benefits paid directly by the company	(156)	(416)
Net periodic pension cost for the year	1,448	3,669
Actuarial gains and losses for the period recognised directly in Equity	2,031	(2,188)
Exchange rate adjustment	(125)	(473)

Balance at the end of the period	18,359	18,234

The reconciliation of the present value of the defined benefit obligation is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Defined benefit obligation, beginning of year	53,083	51,770
Company current net service cost	1,175	2,884
Interest cost	1,176	2,541
Plan Amendment (past service cost)	66	—
Employee contributions	56	141
Benefits paid	(512)	(1,442)
Actuarial (gains)/losses	2,832	(1,582)
Foreign currency exchange rate changes	(633)	(1,229)

Defined benefit obligation, end of year	57,243	53,083

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The reconciliation of the fair value of plan assets is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Fair value of plan assets, beginning of year	34,849	26,878
Actual employer contributions	3,073	7,250
Actual participants contributions	56	141
Actual benefits paid	(355)	(1,026)
Expected return on plan assets	969	1,756
Actuarial gains/(losses)	801	606
Foreign currency exchange rate changes	(509)	(756)

Fair value of plan assets, end of year	38,884	34,849

The best estimate of contributions expected to be paid to the plan in the next annual period is KEURs 4,943.

The pension plan weighted average asset allocation by asset category at December 31, 2006, is as follows:

Asset Category	France	Norway	Spain	U.K	U.S.A
Equity Securities	—	26%	—	—	71%
Debt Securities	—	55%	100%	100%	26%
Real Estate	—	9%	—	—	—
Money market instruments		4%
Insurance Contracts	100%	—	—	—	—
Other	—	6%	—	—	3%

Total	100%	100%	100%	100%	100%

The pension plan weighted average asset allocation by asset category at July 31, 2006, is as follows:

Asset Category	France	Norway	Spain	U.K	U.S.A
Equity Securities	—	17%	—	—	70%
Debt Securities	—	67%	100%	100%	30%
Real Estate	—	12%	—	—	—
Insurance Contracts	100%	—	—	—	—
Other	—	4%	—	—	—

Total	100%	100%	100%	100%	100%

The expected rate of return of plan assets for the year has been determined based on the asset allocation per asset category. The assets correspond mainly to the defined benefit plans in place in the U.S.A, U.K and Spain Group companies. The expected rate of return on plan assets in the U.S.A is 8% and is determined based on a financial model which considers the weighted average return of a long-term portfolio taking into account inflation, volatility, portfolio balancing and diversification as well as active investment management. For U.K plan assets, the expected rate of return is 4.20% and is determined based on the average return on 20 year Gilts. The expected return on plan assets for the plan in Spain is 4.25% which takes into account the interest guaranteed by the insurance company as well as its specific weight on each premium in the total profitability of the policy.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

A summary of the major actuarial assumptions used at the balance sheet is a follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Discount rate for Obligations	5.12%	5.31%
Discount rate for Expense	5.32%	5.02%
Long –Term Rate of Return on Plan Assets	6.01%	6.36%
Rate of Future Compensation Increases	3.43%	3.41%
Rate of Pension Increases	1.01%	0.88%
Medical rate and ultimate rate	10% / 5.25%	10% / 5.25%

The above summary is a weighted average based on the defined benefit obligation of each country.

The effect of an increase/decrease of one percentage point in the healthcare cost trend rate over the medical plan defined benefit obligation is an obligation increase/decrease of KEURS 1,296 and KEURS 1,282 respectively.

For the periods ended December 31, 2006, and July 31, 2006, the expense for defined contribution plans was KEURs 8,771 and KEURs 20,399, respectively.

c)	Employee related accrual long term

The most significant items within this caption are the long-term portion of a restructuring provision amounting to KEURs 9,095 which mainly correspond to the Amadeus France Services S.A., subsidiary company and KEURs 11,144 which corresponds to a provision for employee services received under one of the Group bonus schemes.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

15.	SHAREHOLDERS’ EQUITY

The consolidated statement of changes in shareholders’ equity for the five months period ended as of December 31, 2006 and for the year ended July 31, 2006 is as follows:

	Share capital	Additional paid-in capital	Treasury Shares	Retained earnings and other reserves	Cumulative translation adjustments	Minority Interest	Total
Balance as of July 31, 2005 (Unaudited)	995	72,494	—	(106,925)	(431)	71,671	37,804

Issue of share capital	57	5,698	—	—	—	—	5,755
Acquisition of Treasury Shares	—	—	(3,824)	—	—	(12)	(3,836)
Employee Stock Option Plans settlement	—	(24,454)	—	(19,736)	—	(426)	(44,616)
Liability with employees to be settled with equity instruments	—	4,851	—	—	—	—	4,851
Business Combinations	—	—	—	—	—	(45,627)	(45,627)
Others	—	(5)	—	(155)	—	13	(147)

Income and expense recognized in the year	—	—	—	(29,434)	(4,473)	(9,975)	(43,882)

Balance as of July 31, 2006 (Unaudited)	1,052	58,584	(3,824)	(156,250)	(4,904)	15,644	(89,698)

Issue of share capital	—	(21)	—	—	—	—	(21)
Acquisition of Treasury Shares	—	(1,589)	(28)	1,589	—	3	(25)
Deferred tax liability	—	2,800	—	—	—	—	2,800
Business Combinations	—	—	—	—	—	98	98
Dividends	—	—	—	—	—	(9,112)	(9,112)
Others	—	—	—	972	—	(18)	954

Income and expense recognized in the year	—	—	—	(54,985)	(814)	(5,099)	(60,898)

Balance as of December 31, 2006 (Unaudited)	1,052	59,774	(3,852)	(208,674)	(5,718)	1,516	(155,902)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The consolidated statement of changes in shareholders’ equity for the five months period ended as of December 31, 2005 is as follows (unaudited):

	Share capital	Additional paid-in capital	Retained earnings and other reserves	Cumulative translation adjustments	Minority Interest	Total
Balance as of July 31, 2005 (Unaudited)	995	72,494	(106,925)	(431)	71,671	37,804

Deferred tax liability	—	(19,599)	—	—	—	(19,599)
Employee Stock Option Plans settlement	—	(26,757)	—	—	(340)	(27,097)
Business Combinations	—	—	—	—	(26,353)	(26,353)

Income and expense recognized in the year	—	—	(64,789)	2,370	(2,869)	(65,288)

Balance as of December 31, 2005 (Unaudited)	995	26,139	(171,714)	1,939	42,108	(100,533)

Movements of Class “A” shares as of July 31, 2006, and as of December 31, 2006, is as follow:

Class “A” shares (0.01 euros nominal value)
(Unaudited)
Balance as of July 31, 2005	99,454,154
Additional increase of share capital May 31, 2006	5,793,592

Balance as of July 31, 2006	105,247,746

Balance as of December 31, 2006	105,247,746

Movements of Class “A” shares as of December 31, 2005, is as follow:

Class “A” shares (0.01 euros nominal value)
(Unaudited)
Balance as of July 31, 2005	99,454,154
Balance as of December 31, 2005	99,454,154

The shares included above, together with Class “B” shares which are presented as debt (see Note 12 c) ii), represent the authorized share capital of the Company. All shares are fully subscribed and paid.

On May 31, 2006, the General Shareholders’ Meeting, agreed to carry out a capital increase through the issue of 5,793,592 ordinary Class “A” shares and 1,469,173 preference Class “B” shares, each one with a nominal value of EUR 0.01. This capital increase was made with a share premium of EUR 0.99 per share. Therefore the mentioned capital increase was accounted for in the Group Consolidated Financial Statements

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

amounting to KEURs 57 as Share Capital and KEURs 5,698 as Additional Paid in Capital. The share capital increase was subscribed by Amadelux Investments, S.A. (3,835,844 Class “A” shares and 1,015,291 Class “B” shares) and by certain members of the management of the Group (1,957,748 Class “A” shares and 453,882 Class “B” shares).

On July 26, 2006, the Class “A” Shares and Class “B” shares subscribed by Amadelux Investments, S.A. were transferred to Amadeus IT Group, S.A., which were maintained as treasury shares amounting to KEURs 3,836 to cover future commitments incurred with the Management of the Group.

On October 2, 2006, the Company acquired from Amadeus IT Group, S.A. a treasury share portfolio of 1,136,818 Class “A” shares and 451,777 Class “B” shares, which represent 0.28% of its capital share for hedging of the future specific share delivery commitments with the group employees and/or senior executives of the Group company Amadeus s.a.s. (France).

These mentioned shares were acquired for one euro per share, which represents a total acquisition cost of KEURs 1,589. As a result of this transaction, it has been incorporated a restricted reserve for an amount of KEURs 1,589 against the “Additional paid in capital” caption.

On October 27, 2006, the Extraordinary General Assembly of Amadeus IT Group, S.A. agreed to distribute a dividend against the “Additional paid in capital” caption amounting to 0.694969 euros per share, which means a total amount of KEURs 2,934,209 of which KEURs 9,112 were distributed to minority shareholders of Amadeus IT Group, S.A.

On December 21, 2006, Amadeus IT Group, S.A. has acquired 25,000 Class “A” shares from a group of employees with a purchase price of one euro per share classified as Treasury Shares at Group level.

As of December 31, 2006, and July 31, 2006, the Company’s Class “A” shares with a nominal value of 0.01 euros, are held as follows:

Shareholder	31/12/2006	31/07/2006	(**) % Total voting rights Dec 2006	(**) % Total voting rights July 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Iberia Líneas Aéreas de España, S.A.	11,618,228	11,618,228	11.53%	11.53%
Lufthansa Commercial Holding, GmbH	11,618,227	11,618,227	11.53%	11.53%
Société Air France	23,236,451	23,236,451	23.06%	23.06%
Amadelux Investments, S.A.	52,981,248	52,981,248	52.59%	52.59%
Treasury Shares	3,860,844	3,835,844	(*)0.86%	(*)0.86%
Group employees	1,932,748	1,957,748	0.43%	0.43%
Total	105,247,746	105,247,746	100.00%	100.00%

(*)	Voting rights ineffective because are shares of the parent company
(**)	Considered the Class “A” and Class “B” shares voting rights

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2005 the Company’s Class “A” shares with a nominal value of 0.01 euros, are held as follows:

Shareholder	31/12/2005	(*) % Total voting rights December, 2005
	(Unaudited)	(Unaudited)
Iberia Líneas Aéreas de España, S.A.	11,618,228	11.68%
Lufthansa Commercial Holding, GmbH	11,618,227	11.68%
Société Air France	23,236,451	23.37%
Amadelux Investments, S.A.	52,981,248	53.27%

Total	99,454,154	100.00%

(*)	Considered the Class “A” and Class “B” shares voting rights

In the context of the Shareholders Agreements, Iberia Líneas Aéreas de España, S.A. and Lufthansa Commercial Holding GmbH have put options over the shares of the Company depending on certain events.

As of December 31, 2006, the Company, according to the enacted laws changing the tax rate applicable in Spain, has registered an adjustment, amounting to KEURs 2,800, to the long-term deferred tax liability related to the Amadeus IT Group, S.A. shares contributed by Iberia Líneas Aéreas de España, S.A., originally recognised against the “Additional paid-in capital” caption.

Appropriations to the legal reserve are made in compliance with article 214 of the Spanish Companies Act, which stipulates that 10% of the profits must be transferred to this reserve until it represents at least 20% percent of the share capital. The legal reserve can only be used to compensate for prior year losses up to a value of 20% of share capital, in the event that no other reserves are available, or, part of the reserve may be used to increase the Company’s share capital, but the value remaining in the reserve must not be lower than 10% of the increased share capital.

The ability of subsidiaries to declare or pay dividends is restricted except for those distributed by a Group company to another Group company which is fully owned by the Company or by its subsidiary Amadeus IT Group, S.A., and for certain permitted transactions in accordance with the Bank Financing Agreement.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with related parties. All transactions with related parties are carried out on an arm’s length basis.

a)	Subsidiaries

Transactions between the Group and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

b)	Associates

Transactions between the Group and its associates as of December 31, 2006, July 31, 2006 and December 31, 2005 were as follow:

Statement of income	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	1,932	3,518	1,377
Operating expenses	10,681	27,249	10,652

Year end balances between the Group and its associates as of December 31, 2006, and July 31, 2006, were as follow

Balance sheet	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Accounts receivable	3,658	4,451
Accounts payable	12,343	11,506
Loans receivable short-term	2,140	1,890
Loans receivable long-term	1,217	1,099

c)	Owners

The Group is controlled by Amadelux Investment, S.A., Société Air France, Iberia Líneas Aéreas de España, S.A. and Lufthansa Commercial Holding GmbH (Note 15).

The shareholders of Amadelux Investment, S.A. are a series of funds exclusively managed by CIE Management II Limited (BC Funds) and advised by BC Partners Limited and a series of funds (Cinven Funds) managed and advised by Cinven Limited. The BC Funds and the Cinven Funds hold 50% each of the share capital of the Amadelux Investment, S.A.,

Transactions between the Group and its Owners as of December 31, 2006, July 31, 2006 and December 31, 2005 are as follow:

Statement of income	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	231,210	563,020	211,424
Operating expenses	74,512	207,146	73,614

Year end balances between the Group and its Owners as of December 31, 2006, and July 31, 2006, are as follow:

Balance sheet	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Accounts receivable	2,010	46,284
Loans receivable long-term	271	271
Accounts payable and provisions	48,876	52,182
Dividend payable (Note 12 c)	68,080	—
Long-term debt (Note 12 c)	879,679	898,671

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Amadelux Investment S.A. has signed a contract with the Company for rendering management support services. During the periods ended December 31, 2006 and July 31, 2006, and December 31, 2005 (Unaudited) services amounting to KEURs 250, KEURs 550 and 230 KEURs have been rendered, respectively.

d)	Board of Directors remuneration

The position of Member of the Board of Directors is remunerated in accordance with the Company´s by-laws. The remuneration consists on a fixed remuneration that will have to be determined by the Shareholders’ Meeting before the relevant financial year ends. On October 27, 2006, and on January 30, 2006, the General Assembly approved a fixed remuneration of KEURs 83 for the period August 1, 2006, to December 31, 2006, and KEURs 117 for the period January 1, 2006, to July 31, 2006, respectively, and the delegation of faculties to the Board of Directors to the distribution among it´s members, following the article 16 of the Company´s by-laws agree a remuneration scheme. In accordance with article 16 of the Company´s by-laws. The Board of Directors of the Company may agree an unequal remuneration scheme distribution. This compensation is accrued at year-end, and the payment can be requested one month after this date.

As of December 31, 2006, and July 31, 2006, the Company has accrued KEURs 83 and KEURs 117, respectively under the caption “Other current liabilities”.

No loans, advances or stock options have been granted to the members of the Board of Directors.

Detail of significant interests in, and transactions, on their own behalf or on behalf of a third party, regarding, companies with activities similar to those of the Company on behalf of directors.

In accordance with article 127, section 4 of the Spanish Corporation Law, introduced by Law 26/2003 on 17 July, which modifies the Stock Market legislation, Law 24/1988, of 28 July, and the text in reference to the Spanish Corporation Law, with the express purpose of enforcing the transparency of public listed companies, we report that no members of the Board of Directors have maintained financial interests in companies engaged in activities that are the same, analogous or complementary to the principle activities of the Company.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Similarly, and in accordance with the aforementioned text, any transactions performed by members of Board of Directors, on their own behalf or one behalf of a third party, in companies engaged in activities which are the same, analogous or complementary to those of the Company, are outlined below:

Name	Transaction realized on agent’s own behalf or on behalf for third party	Name of third party on behalf of which the transaction was realized, if appropriate	Role or function of the agent in the third party
Hugh MacGillivray Langmuir	Third party	Amadeus IT Group, S.A.	President
Pierre-Henri Gourgeon	Third party	Amadeus IT Group, S.A.	Vice president
John Downing Burgess	Third party	Amadeus IT Group, S.A.	Board member
Enrique Dupuy de Lôme	Third party	Amadeus IT Group, S.A.	Board member
Stephan Gemkow	Third party	Amadeus IT Group, S.A.	Board member
Marcus James Wood (1)	Third party	Amadeus IT Group, S.A.	Board member
Stuart Anderson McAlpine	Third party	Amadeus IT Group, S.A.	Board member
Lucien-Charles Nicolet	Third party	Amadeus IT Group, S.A.	Board member
Francesco Loredan	Third party	Amadeus IT Group, S.A.	Board member
Benoît Louis Marie Valentin (2)	Third party	Amadeus IT Group, S.A.	Board member
Christian Boireau	Third party	Amadeus IT Group, S.A.	Board member
Christian Boireau	Third party	Amadeus France, SNC	Board member

(1)	Mr. Wood resigned from his position at the effective date December 31, 2006
(2)	Mr. Valentin was appointed Board Member on January 26, 2007.

e)	Key Management Compensation

The remunerations of directors and other members of Key Management of the Group during the year, are as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Cash compensation	2,610	5,167
Compensation in kind	28	52
Contributions to Pension Plan and Collective Life Insurance Policies	125	197

Total	2,763	5,416

17.	SHARE BASED PAYMENTS

The Group has established the following share based payment schemes:

i)

At the effective date of change in control, certain management of Amadeus Group has committed to invest an amount of KEURs 1,900 in restricted stock units (RSUs) and ordinary shares of the Parent company which contain certain contingent clawback provisions. These equity instruments are subject to certain transfer restriction periods as well as callable features, under certain conditions, which relate to subsequent change in control events. Under IFRS 2, the awards are considered fully vested at grant date and are classified as equity settled in the Group accounts. At grant date, the award’s (RSUs and ordinary shares) subscription price equals its fair value, therefore no compensation expense is charged

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

to the statement of income. Fair value of the award at grant date is based on an estimate of the fair value of the underlying shares and has been adjusted by the post vesting restrictions and factors that a market participant would consider to acquire the underlying shares excluding the contingent clawback provisions. In 2005, a total amount of KEURs 3,440 has been offered to and subscribed by an additional management group.

ii)	Additionally, in 2005 the Group has granted investment units to the same management group. These units have been granted in similar terms and conditions as those described above. The investment units represent a percentage of ordinary and preferred shares of the Parent company as well as loan liability for the management. These units have been subscribed by management at fair value therefore no compensation expense is charged to the statement of income. The share portion of these units represents an equity settled share based payment and is accounted for following IFRS 2.

The total amount of ordinary and preferred shares underlying the plans above is 5,793,592 and 1,469,173. As of December 31, 2006, the Parent company holds a treasury share portfolio 1,136,818 and 451,777 respectively, to cover its obligations with Group employees. With the same purpose, Amadeus IT group, S.A. holds 2,724,026 ordinary shares and 563,514 preferred shares. These shares were issued through a capital increase carried out by the Company as of May 31, 2006.

iii)	At the effective date of change in control, the Group granted to the above said management cash settled share based payment (ratchet payment). The ratchet payment will be made based on the achievement of certain performance conditions related to the share value of the Parent company at the time of an exit event (future sale, listing or liquidation of the company). An obligation exists to the extent that it is probable that the performance condition is met and will be accounted for at the time the contingent event, the exit event, is considered probable.

iv)	On March 22, 2006, the Board of Directors of the Company approved the implementation of a New Incentive Scheme for Staff which is a cash settled share based payment. This scheme has been granted to the Group employees who do not participate in any other share based payment scheme. The terms and conditions of this scheme are similar to the ratchet payment granted at the date of change in control to certain management and follow the same accounting treatment.

v)	On September 21, 2006, the Remuneration Committee of the Board of Directors of the Company approved the implementation of a New Management Ratchet Scheme to a certain management group. This scheme is cash settled share based payment who vests upon the same performance conditions as the other cash settled share based payments schemes which is the Exit event. Those managers which choose to adhere to the scheme will have the opportunity to participate in the appreciation in value at Exit of units representing ordinary, preferred shares and shareholder loans. The scheme follows the same accounting treatment as the other cash settled share based payment implemented by the Group.

18.	ADDITIONAL INCOME STATEMENT DATA AND RELATED DISCLOSURES

a)	Expenses by nature are as follows:

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Depreciation, amortisation and impairment charges	196,510	450,737	190,417
Personnel expense	223,506	513,280	222,542
Other operating expenses	609,331	1,465,019	577,620

Total expenses	1,029,347	2,429,036	990,579

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

As of December 31, 2006, July 31, 2006 and December 31, 2005 (Unaudited) the number of employees was 7,539, 7,138 and 7,320 respectively.

b)	The Group’s net interest expense is as follows:

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Interest expense	168,095	398,082	159,948
Less interest income	9,992	12,881	5,107

Net interest expense	158,103	385,201	154,840

The interest expense as of December 31, 2006, July 31, 2006 and December 31, 2005 correspond to certain loans as described in note 12. The breakdown of the interest expense is as follows:

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Senior financial agreement and Subordinated Bridge Loan	101,179	266,186	95,678
Preferred class “B” shares	26,584	63,429	32,043
Shareholders loans	21,555	45,716	22,951
Others	18,777	22,751	9,276

	168,095	398,082	159,948

19.	FINANCIAL INSTRUMENTS

The Group uses the financial instruments described in this note as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates and interest rates.

As of December 31, 2006 the details of the open forward contracts and interest rate swaps are as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional (KEURs)	Fair value (KEURs)
					OCI (**)	P&L	Total
		USD	< 1 year	62,336	—	119	119
Cash Flow	Forward	Other currency	< 1 year	(63,968)	2,198	441	2,639
			> 1 year	(36,214)	1,372	—	1,372
		EUR	2009	2,925,000	34,591	4,730	39,321
Others (*)	IRS
		USD	2009	1,128,307	3,334	21	3,355
	IRS Step up	EUR	2009	287,000	1,858	—	1,858
	COLLAR KIKO	EUR	2009	55,000	—	113	113

Total					43,353	5,424	48,777

Total current					2,198	560	2,758

Total non-current					41,155	4,864	46,019

(*)	“Others” includes derivative instruments, which not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “Retained earnings and other reserves” caption.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Derivative Liabilities:

Type	Financial Instrument	Currency	Maturity	Notional (KEURs)	Fair value (KEURs)
					OCI (**)	P&L	Premium received	Total
Cash Flow	Forward	USD	< 1 year	31	—	—	—	—
		Other currency	< 1 year	(297)	1	—	—	1
			> 1 year	(3,503)	7	—	—	7
Others (*)	Forward	Other currency	< 1 year	(12,986)	—	15	—	15
		EUR	2009	990,161	—	2,689	27,368	30,057
		IRS
		USD	2009	282,077	—	(254)	3,546	3,292
	COLLAR KIKO	EUR	2009	375,000	—	240	—	240
Total					8	2,690	30,914	33,612

Total current					1	15	—	16

Total non-current					7	2,675	30,914	33,596

(*)	“Others” includes derivative instruments, which not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “Retained earnings and other reserves” caption.

As of July 31, 2006, the details of the open forward contracts and foreign currency options were:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional (***) (KEURs)	Fair value (KEURs)
					OCI (**)	P&L	Total
Cash Flow	Forward	USD	< 1 year	68,108	526	4	530
		Other currency	< 1 year	(60,457)	1,812	407	2,219
			> 1 year	(35,974)	964	—	964
			> 2 years	(7,460)	155	—	155
	Options	USD	< 1 year	15,665	—	(122)	(122)
	IRS	EUR	2009	1,967,500	55,007	—	55,007
		USD	2009	669,928	16,798	—	16,798
	IRS Step up	EUR	2009	290,000	404	14	418
	Collar KIKO	USD	2009	293,726	—	435	435
Others (*)	Forward	Other currency	< 1 year	(13,971)	—	55	55
Premium paid				—	—	—	122

Total					75,666	793	76,581

Total current					2,338	358	2,818

Total non-current					73,328	435	73,763

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

(*)	“Others” includes derivative instruments, which not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “Retained earnings and other reserves” caption.
(***)	Notional amounts for options are presented based on year-end exchange rates.

Derivative Liabilities:

Type	Financial Instrument	Currency	Maturity	Notional (KEURs)	Fair value (KEURs)
					OCI (**)	P&L	Total
Cash Flow Hedge	Forward	Other currency	< 1 year	(20,027)	139	21	160
			> 1 year	(12,809)	98	—	98
	IRS	EUR	2016	15,510	211	—	211
Others (*)	Forward	Other currency	< 1 year	(4,870)	—	15	15

Total					448	36	484

Total current					139	36	175

Total non-current					309	—	309

(*)	”Others” includes derivative instruments, which not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.
(**)	Other Comprehensive Income (OCI) included within “Retained earnings and other reserves” caption.

a)	Currency derivatives

The Company has risks associated with fluctuations in currency exchange rates and uses currency derivatives to hedge future cash flows and certain monetary assets and liabilities. The Company is party to a variety of foreign currency forward contracts for the management of these exchange rate exposures.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

b)	Natural Hedge

As of July 2005, WAM Acquisition, S.A. re-denominated part of its debt into US dollar. As mentioned in Note 12.a this debt has been repaid by the Company, and assumed by Amadeus IT Group, S.A. After this transaction the proportion of US dollars existing before has been maintained. The principals of this debt have been designated to hedge forecasted revenues in US dollar to be earned by Amadeus IT Group, S.A. and its subsidiaries up to the end of 2016. The forecasted calendar of revenues subject to the hedge is detailed below:

		Fair Value KEUR as of 31 December 2006
Period	Revenues Hedged KEUR	P&L	Equity
2007	21,760	113	1,272
2008	32,640		2,216
2009	42,311		2,873
2010	49,564		3,360
2011	56,818		3,842
2012	61,654		4,169
2013	266,759		16,654
2014	274,230		18,544
2015	221,514		15,369
2016	191,162		13,820

TOTAL	1,218,412	113	82,119

All the hedges above have been designated as cash flow hedges of forecasted revenues. The Group has recognized exchange gains on the hedging instrument (US Dollar Debt) directly through equity during the period by an amount before income taxes of KEURs 82,119 (KEURs 53,377 after tax).

c)	Interest rate derivatives (IRS)

As of December 31, 2006, the Group has several derivatives contracted with external counterparties. The purpose of these agreements is to limit the Company’s exposure to an eventual increase in the interest rates of its loans.

On December 29, 2006 all the derivatives initially contracted by the Company were novated by Amadeus IT Group, S.A. This novation was simultaneous to the debt “push down” of the Company’s debt to Amadeus IT Group, S.A. (note 12a).

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

See in the table below a summary of the interest rate derivatives contracted as of the end of 2006:

Derivative Assets

Counter-party	Type	Start date	Maturity Date	Notional 31/12/06 (Unaudited)	Interest receivable	Interest payable	Fair Value KEUR as of 31 December 2006 (Unaudited)
							OCI	P&L	Total
Finantial Institution	IRS A	21/07/05	30/06/09	975,000 KEURs	EURIBOR 3M	2.6590%	29,861	—	29,861
		21/07/05	30/06/09	282,077 KUSDs	USDLIBOR 3M	4.3275%	3,292	—	3,292
Finantial Institution	IRS B	30/09/06	30/06/09	975,000 KEURs	EURIBOR 3M	3.7700%	4,730	—	4,730
		30/09/06	30/06/09	564,153 KUSDs	USDLIBOR 3M	5,0000%	42	—	42
Finantial Institution	STEP UP IRS	19/04/06	30/06/09	287,000 KEURs	(1)	(1)	1,858	—	1,858
Finantial Institution	IRS C	30/09/06	30/06/09	975,000 KEURs	EURIBOR 3M	3.7700%	—	4,730	4,730
		30/09/06	30/06/09	282,077 KUSDs	USDLIBOR 3M	5.0000%	—	21	21
Finantial Institution	COLLAR KIKO	30/12/06	30/06/09	55,000 KEURs	(1)	(1)		113	113

Total							39,783	4,864	44,647

Total long term							39,783	4,864	44,647

Derivative Liabilities

Counter-party	Type	Start date	Maturity Date	Notional 31/12/06 (Unaudited)	Interest receivable	Interest payable	Fair Value KEUR as of 31 December 2006 (Unaudited)
							OCI	P&L	Premium received	Total
Finantial Institution	IRS F	30/09/06	30/06/09	975,000 KEURs	2.6590%	EURIBOR 3M	—	2,493	27,368	29,861
		30/09/06	30/06/09	282,077 KUSDs	4.3275%	USDLIBOR 3M	—	(254)	3,546	3,292
Finantial Institution	COLLAR KIKO	19/04/06	30/06/09	375,000 KUSDs	(1)	(1)	—	240	—	240
Finantial Institution	IRS G	30/06/06	30/06/16	15,161 KEURs	SWAP 1Y 30/360	4.2220%	196	—	—	196

Total							196	2,479	30,914	33,589

Total long-term							196	2,479	30,914	33,589

(1)	See descriptions included below

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The IRS A and B, have a total initial notional amounting to KEURs 1,985,000 and KUSDs 864,364. From start date to June 30, 2009, these notionals will diminish according to the expected calendar of debt amortization, up to KEURs 1,799,500 and KUSDs 768,256, respectively. The hedged loans are the terms Senior A, B and C disposed by the Company, as well as the Senior C assumed by Amadeus Verwaltungs GmbH as of October 31, 2005.

During the period ended December 31, 2006, the Company has realized different transactions with its financial instruments entered into as of July 31, 2006, as follows:

•

As of 31 July, 2006, the Company had entered into two interest rate swap agreements that entitled the Company to receive a floating interest rate (EURIBOR or USD LIBOR) and pay at fixed rate of 2.6590% and 4.3275% respectively. The initial notional of these agreements amounts to KEUR 992,500 and KUSDs 288,121, respectively (IRS A). On 30 September, 2006, the Company entered into two additional new interest rate swap agreements with a different financial institution with opposite conditions and same notional, at this date, to the mentioned above, that entitle the Company to pay a floating interest rate (EURIBOR or USD LIBOR) and receive at fixed rate of 2.6590% and 4.3275% respectively. At the moment these structures were contracted, their fair values were KEURs 31,012 registered in the balance sheet as a long-term liability (IRS F).

At the same time, the Company has contracted two new interest rate swaps with a financial institution with same notional, at this date, to the mentioned above, that entitle the Company to receive a floating interest rate (EURIBOR or USD LIBOR) and pay at fixed rate of 3.77% and 5.00% respectively. At the moment these structures were contracted, their fair values were nil (IRS C).

•

On 30 September, 2006, the Company cancelled two interest rate swap agreements entered into, that entitled the Company to receive a floating interest rate (EURIBOR or USD LIBOR) and pay at fixed rate of 2.6590% and 4.3275% respectively. The initial notional of these agreements amounted to KEURs 992,500 and KUSDs 576,242, respectively. The mark to market of these contracts at the cancellation date by an amount of KEURs 34,707, has been frozen in “Net income recognized directly in equity” and will be charged to net income based on the present value of the cash flows determined at the moment of the cancellation. The amount charged in the income statement for the period ended as of December 31, 2006 was KEURs 2,878. At the same time, the Company has contracted two new interest rate swaps in order to maintain its debt fully hedged (IRS B). These contracts entered into with a financial institution have same notional, at this date, to the ones mentioned above, that entitle the Company to receive a floating interest rate (EURIBOR or USD LIBOR) and pay at fixed rate of 3.77% and 5.00%, respectively. At the moment these structures were contracted, their fair values were nil.

The Step-up IRS held by the Company, has a fixed interest payable by the Company that grows through time: 3% in the first quarter, 3.35% in the next four quarters, 3.60% in the following four quarters and 4.0025% in the final four quarters of the structure. In exchange for these fixed payments, the Company will receive three month EURIBOR from the financial institutions. This structure was contracted to hedge the additions to the terms Senior A, B and C and the new term Senior D denominated in EUR. In the moment this structure was contracted its fair value was nil. Due to the Company’s debt structure, this financial instrument qualifies for hedge accounting.

As of June 30, 2006, the Company entered into an IRS D in order to hedge interest rate exposure produced by leasing contracts signed by Amadeus Data Processing. In order to transfer this protection to Amadeus Data Processing the Company entered into IRS G, that replicate the hedge held by the Company. IRS G qualifies for hedge accounting.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The USD Collar KIKO held by the Company, is a structured product made up of a purchased cap with a strike of 5.25% that “knocks out” at 6.325% and a written floor with strike at 5.20% that “knocks in” at 3.65%. This structure was contracted to hedge the additions to the terms Senior B, and C and the new term Senior D denominated in USD. In the moment this structure was contracted, its fair value was nil. Due to the Company’s debt structure, this structure is treated for accounting purposes as ineffective derivative.

As of December 30, 2006, the Company entered into a new EUR Collar KIKO agreement. This instrument is a structured product made up of a purchased cap with a strike of 3.85% that “knocks out” at 4.60% and a written floor with strike at 3.85% that “knocks in” at 3.00%. This structure was contracted to hedge the KEUR 55,000 disposal made of the Acquisition Facility (note 12a). Due to the Company’s debt structure, this structure is treated for accounting purposes as ineffective derivative.

In order to transfer the protection of the portion of the IRS hedging the transferred debt to Amadeus Verwaltungs GmbH, WAM Acquisition entered into two IRS transactions with a notional value amounting to KEURs 712,500 and KUSDs 28,381 with Amadeus Verwaltungs GmbH, that replicate the hedge held by the Company. In the moment the Company entered into these two derivatives with Amadeus Verwaltungs GmbH, the fair value of the structures was KEURs 6,285 and KEURs 360, respectively. These IRSs were also novated to Amadeus IT as of December 29, 2006.

d)	Equity related instruments

•	SITA Inc N.V. depository certificates:

As of December 31, 2006 and July 31, 2006, the Company holds 3,579,518 depository certificates of SITA Inc N.V. issued by Stitching, “SITA Information Networking Computing Foundation” (“the Foundation”), representing 3,579,518 shares of SITA Inc N.V., at a cost of KEURs 3,916, which were included in the “Long-term Investments” caption.

20.	TAXATION

The companies that make up the Group are all individually responsible for their own tax assessments in their residence countries, without any Group tax consolidation. The majority of these companies are open to tax inspection according to local tax laws in each case. Income tax returns cannot be considered definitive until its expiration or acceptance by the Tax Authorities and, independently that fiscal legislation is susceptible to different interpretations, it is estimated that whatever additional fiscal liability may arise as a consequence of an eventual tax inspection will not have a significant effect on the consolidated financial statements considered as a whole. In this regard, in December 2003 and in December 2006, the French Tax Authorities issued a tax assessment without penalties on Amadeus s.a.s. due to transfer pricing for the fiscal years 2000 and 2001, and, 2003 and 2004 respectively. In both cases, irrespective of the final outcome of the administrative / legal process initiated by the company, in case that the final tax assessment materialises, it will not have a significant effect on the consolidated financial statements as of December 2006 because it is susceptible of a bilateral tax adjustment to be applied at group level. For this purpose and in connection with the tax assessment of December 2003, Amadeus has initiated the Arbitration Community Convention and Mutual Agreement procedures between Spain and France. According to the French law, when the Arbitration procedure is initiated the payment of the tax assessment is suspended until the end of the procedure. The tax assessment of December 2006 is still in process of discussion with the French tax authorities, so it will take about one year to initiate the Arbitration Community Convention and Mutual Agreement procedures between Spain and France, if finally needed.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Since the end of the year 2005 the wholly-owned subsidiary Amadeus Germany is facing a tax audit for the fiscal years 1999 to 2002. It is expected that the tax audit be concluded by the end of 2007. Although there is not a final conclusion yet, in case of a final tax assessment, Amadeus IT Group, S.A has the right to request from the former owner of Amadeus Germany a proportional refund of the tax burden relating to the tax audit 1999 to 2002, in accordance with the Share Purchase agreements of 1999 and 2003.

All taxes from the period 2003 onwards corresponding to Amadeus IT Group, S.A., are open to tax inspection.

On July 21, 2005, the Extraordinary General Assembly of Amadeus IT Group, S.A., (formerly known as Amadeus Global Travel Distribution, S.A.) approved the application for the Special Tax Consolidation Regime in accordance with the Article 70 of the Corporate Income Tax Law, approved by Legislative Royal Decree 4/2004, of 5 March, for the fiscal years starting 1st of August onwards as dependent company of WAM Acquisition, S.A., directly controlled by the latter as at least in 75% and complying with the remaining requirements set forth in Article 67 of the said Tax Law, authorizing the dominant entity to inform the Tax Administration on the application, with the legal scope and effects set forth in the legislation in force, whenever the resignation to the application does not take place or one of the necessary requirements to take part of the fiscal group is not complied.

The Tax consolidation group is composed by the following companies:

Dominant entity:	WAM Acquisition, S.A.
Dependent entities:	Amadeus IT Group, S.A.
Sistemas Automatizados Agencias de Viajes, S.A. (SAVIA)
Sociedad Unipersonal

Income tax expense was as follows:

	31/12/2006	31/07/2006	31/12/2005
	(Unaudited)	(Unaudited)	(Unaudited)
Current	(153)	45,804	(49,197)
Deferred	(32,214)	(112,152)	(19,440)

Total	(32,367)	(66,348)	(65,637)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, 2006 and July 31, 2006 is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
	%	%
Statutory income tax rate in Spain	35.0	35.0
Effect of changes in tax rates	1.5	(0.6)
Effect of different tax rates in other countries	(0.1)	0.2
Preferred Shares B Interest	(8.0)	(11.1)
Tax credits	3.4	1.2
Recognition of losses of prior periods	1.0	1.6
Other permanent differences	(4.1)	8.5
Losses with no tax benefit recognition	(0.8)	(1.7)

Effective income tax rate	27.9	33.1

The interest generated by the Preferred Shares B (see Note 12) is considered as dividend per local tax purposes and hence it is non deductible.

Most relevant permanent differences mainly relate to certain operating expenses considered as non deductible for tax purposes in the Company.

A detail of tax receivables and payables as of December 31, 2006, and July 31, 2006, is as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Tax receivable
Income tax receivable	4,545	3,691
VAT	36,287	30,663
Others receivable	11,198	9,297

Total	52,030	43,651

Tax payable
Income tax payable	15,016	21,083
VAT (Note 6)	1,561	1,427
Other tax payable (Note 6)	13,096	14,648

Total	29,673	37,158

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The Group’s deferred tax balances as of December 31, 2006, and July 31, 2006, are as follow:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Assets
Amadeus Operations KG—acquisition	56,030	59,920
Start-up expenses	11,288	14,196
Unused tax losses	11,183	21,822
Unused investment tax credits	23,345	23,377
Finance leases	2,770	2,422
Net cancellation reserve	14,840	17,798
Depreciation and amortization	27,201	27,603
Bad debt provision	4,809	8,509
Hedge accounting	—	106
Employees benefits	11,764	12,419
Liquidation and sale of Group companies	7,972	3,743
Dividends tax credits	3,865	4,165
Other	18,008	16,909

	193,075	212,989
Netting	(82,874)	(74,410)

Total	110,201	138,579

Liabilities
Unrealized gains—foreign currency and financial instruments	3,495	15,473
Iberia Shares contribution	16,799	19,599
Provision for decline in value of investments	50,128	46,464
Depreciation and amortization	55,976	47,179
Capitalization of IT related costs	5,339	7,051
Purchased Intangible Assets	631,774	671,264
Hedge accounting	7,981	31,597
Finance leases	5,717	5,336
Other	19,713	10,032

	796,922	853,995
Netting	(82,874)	(74,410)

Total	714,048	779,585

Acquisition of TravelTainment AG generated KEURs 1,387 and KEURs 203 of acquired deferred tax assets and liabilities respectively.

Deferred tax assets charged to equity during the twelve month period finished in July 2006 were KEURs 1,073 mainly relating to cash flow and net equity investment hedges. Furthermore, deferred tax liabilities charged to equity during the same period amounted to KEURs 47,384 mainly due to the natural hedge and interest rates derivatives operations.

Deferred tax assets charged to equity during the five month period finished in December 2006 were KEURs 789 mainly relating to cash flow, net equity investment hedges and interest rates derivatives operations.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Furthermore, deferred tax liabilities charged to equity during the same period amounted to KEURs 13,303 mainly due to the natural hedge, interest rates derivatives operations and the tax rate change in Spain (32.5% in 2007 and 30% in 2008).

The following table shows the expiration date of unused tax losses for which no deferred tax asset has been recognized in the financial statements mainly due to the uncertainty of their recoverability as of December 31, 2006:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Year(s) of expiration
0-1	—	1,554
1-2	1,103	3,559
2-3	1,060	5,924
3-4	1,617	1,100
4-5	2,040	2,794
More than 5 years	8,056	9,685
Unlimited	258,637	233,472

Total	272,513	258,088

From the total of unrecognized tax losses KEURs 256,187 correspond to the Opodo Group.

21.	ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents as of December 31, 2006 and July 31, 2006 as shown in the cash flow statement can be reconciled to the related items in the balance sheet as follows:

	31/12/2006	31/07/2006
	(Unaudited)	(Unaudited)
Cash on hand and balances with banks	47,728	58,843
Short-term investments	154,828	485,709

Total cash and cash equivalents	202,556	544,552

Bank overdrafts	(6,437)	(3,659)

Total net cash and cash equivalents	196,119	540,893

As of December 31, 2006, and July 31, 2006, the Group maintained short term money market investments with an average yield rate of 3.48% and 3.01%, respectively for EUR investments, 5.24% and 5.27%, respectively, for USD investments and 4.46% for GBP investments on July 31, 2006.

22.	AUDITING SERVICES

Professional fees for auditing services contracted by the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 1,722 and KEURs 2,257 for the periods ended December 31, 2006, and July 31, 2006, respectively.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Additionally, fees for audit related services, such as due diligence and purchase audits, and other professional services contracted by the Company and its subsidiaries by its auditor Deloitte and related member firms amount to KEURs 1,025 for the period ended December 31, 2006, and KEURs 970 for the period ended July 31, 2006.

23.	SUBSEQUENT EVENTS

On March 23, 2007, as a consequence of the negotiations held with financial entities, the Board of Directors of the Company agreed to modify the terms of the Resolutions adopted by the Board of Directors on February 22, 2007, in accordance with the following Resolutions:

•

The Resolutions approved on February 22, 2007, regarding the terms of the Senior Phase Two Credit Agreement are amended in order that its principal is increased in an amount of around 1,070 million euros, up to an amount of around 4,720 million euros. On March 23, 2007, the Board of Directors resolved to increase the principal of the Senior Phase Two Credit Agreement in an amount of around 1,480 million euros, up to an amount of approximately 5,130 million euros.

•

The Resolutions agreed on February 22, 2007, allowed the Company as borrower, to enter into a participating loan for an approximate amount of 500 million euros with a wholly-owned subsidiary of Amadelux Investments, S.A., as a lender. On March 23, 2007, the Board of Directors agreed that the amount of this participating loan is around, 910 million euros, subject to the Spanish Royal Decree 7/1996 of 7 June.

•

The Resolutions agreed on February 22, 2007, allowed the Company, as a lender, to enter into a participating loan for an approximately amount of 500 million euros with Amadeus IT Group, S.A., as a borrower. On March 23, 2007, the Board of Directors agreed that the amount of this principal is around, 600 million euros, subject to the Spanish Royal Decree 7/1996 of 7 June.

•

The Resolutions agreed on February 22, 2007, allowed the Company to convert all shareholder loans into participating loans. On March 23, 2007, the Board of Directors agreed that the Company fully repays all shareholders loans.

•	Amadeus IT Group, S.A. is allowed to proceed to the early repayment of, approximately, 270 million euros, under the Senior Phase Two Credit Agreement.

Additionally, on March 28, 2007, the Extraordinary General Assembly of Shareholders of the Company has approved the distribution of the accumulated preferred dividend corresponding to the Class “B” shares accrued during the periods ended as of July 31, 2005 and 2006, amounting to KEURs 68,080.

The Board of Directors is authorized to use the Company’s own financial resources or, if needed, any external financing (including any banking debt) in order to finance the dividend distribution mentioned above, granting for such purpose the necessary guarantees and securities (personal or in rem), taking the necessary measures so that, in any case, the net equity of the Company is sufficient for the purposes of Articles 163.1 and 260.1-4 of the Spanish Corporations Law.

On March 15, 2007, Amadeus Americas Inc., a subsidiary of the Company, has sold 100% of its equity stake in the company Internet Travel Agent Inc. for a cash consideration of 42 USD million.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Additionally, on March 23, 2007, as a consequence of the negotiations held with the financial entities, the Board of Directors of Amadeus IT Group, S.A. agreed to modify the terms of the Resolutions adopted by the Board of Directors on February 22, 2007, in accordance with the following Resolutions:

•

The Resolutions approved on February 22, 2007, regarding the terms of the Senior Phase Two Credit Agreement are amended in order that its principal is increased in an amount of around 1,070 million euros, up to an amount of around 4,720 million euros. On March 23, 2007, the Board of Directors resolved to increase the principal of the Senior Phase Two Credit Agreement in an amount of around 1,480 million euros, up to an amount of approximately 5,130 million euros.

•

The Resolutions agreed on February 22, 2007, allowed Amadeus IT Group, S.A., as a borrower, to enter into a participating loan for an approximately amount of 500 million euros with the Company, as a lender. On March 23, 2007, the Board of Directors agreed that the amount of this participating loan is around, 600 million euros, subject to the Spanish Royal Decree 7/1996 of 7 June.

•

The Resolutions agreed on February 22, 2007, allowed Amadeus IT Group, S.A., to proceed to the early repayment of, approximately, 270 million euros, and to draw an amount of around 570 million euros, both under the Senior Phase Two Credit Agreement.

The Resolutions of refinancing mentioned above do not mean significant changes in the financial structure of the Group that could modify the financial statements for the period ended December 31, 2006.

Additionally, on March 28, 2007, the Extraordinary General Assembly of Shareholders of Amadeus IT Group, S.A. approved the distribution of a dividend against the share premium reserve for an amount of 0.236851 euros per share, which means a dividend distribution of around 1,000 million euros. The payment of the dividend will be effective from April 11, 2007.

The Board of Directors is authorized to use the Company’s own financial resources or, if needed, any external financing (including any banking debt) in order to finance the dividend distribution mentioned above, granting for such purpose the necessary guarantees and securities (personal or in rem), taking the necessary measures so that, in any case, the net equity of the Company is sufficient for the purposes of Articles 163.1 and 260.1-4 of the Spanish Corporations Law.

The Board of Directors of June 14, 2007, has authorized the decision to sell its subsidiary Karavel, S.A.

24.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The unaudited consolidated financial statements of the WAM Acquisition S.A. are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Accounting Principles Generally Accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, we have applied the IFRS adopted by the EU in preparing our consolidated financial statements. Our unaudited consolidated financial information for the five month period ended December 31, 2005 and unaudited consolidated financial statements for the five month period ended December 31, 2006 and the year end period ended July 31, 2006 would not present any material difference had the standards issued by the IASB been applied instead of those adopted by the EU.

Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

The following table (“Reconciliation Table”) sets forth the adjustments to unaudited consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

Unaudited reconciliation of Net Income from IFRS to U.S. GAAP

		Net income				Shareholders’ Equity
		For the Period Ended
		As of Dec 31,	As of July 31,	As of Dec 31,	As of Dec 31,	As of July 31,	As of Dec 31,
	Item #	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		2006 (5 months)	2006 (12 months)	2005 (5 months)	2006 (5 months)	2006 (12 months)	2005 (5 months)
Amounts per accompanying consolidated financial statements		(79,883)	(125,845)	(90,372)	(155,902)	(89,698)	(100,533)
Increase (decrease) due to:
Minority Interest	1	5,046	9,818	2,730	(1,516)	(15,644)	(42,108)
Business Combination	2	—	—	—	(1,350,697)	(1,350,697)	(1,350,697)
Business Combination Intangible Assets	2	51,726	122,802	51,611	184,850	133,124	61,933
Business Combination and Goodwill (Deferred taxes)	2	(18,228)	(44,046)	(18,512)	(65,976)	(47,748)	(22,214)
Reversal of goodwill and deferred tax asset from contingent consideration	3	—	—	—	(17,918)	(17,281)	(18,455)
Reversal of liability from contingent consideration	3	—	—	—	17,918	17,281	18,455
Reversal of interest expense from contingent consideration	3	550	1,449	519	6,441	5,891	4,961
Capitalization of Software Developed for Internal Use	4	(1,261)	(3,127)	(1,434)	(7,878)	(6,617)	(4,924)
Natural Hedge	5	28,798	56,254	(2,933)	—	—	—
Restructuring expenses	6	(2,331)	4,821	—	2,490	4,821	—
Intangible Assets Impairment reversal	7	2,459	—	—	2,459	—	—
Tax effect of the above adjustments and deferred taxation under SFAS No.109	8	2,997	(1,089)	319	(1,248)	(1,445)	(18)

Adjustments assigned to Minority Interest	1	(103)	(251)	(267)	(485)	(384)	(377)

Amounts under U.S. GAAP		(10,230)	20,786	(58,339)	(1,387,462)	(1,368,397)	(1,453,977)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Unaudited Reconciliation of Shareholders’ Equity from IFRS to U.S. GAAP

Statement of changes in shareholders’ equity	Dec 31, 2006	July 31, 2006	Dec 31, 2005
	Unaudited (5 months)	Unaudited (12 months)	Unaudited (5 months)
U.S. GAAP shareholders’ equity at August, 2006 and 2005	(1,368,397)	(1,377,944)	(1,377,944)
Net income for the year, under U.S. GAAP	(10,230)	20,786	(58,339)
(Acquisitions)/disposals of treasury shares, net	(28)	(3,824)	—
Liability with employees to be settled with equity instruments	—	4,851	—
Issue share capital	(21)	5,755	—
Deferred tax liability	—	—	(19,599)
Other	972	(160)	—
Stock Option Plans	—	(44,190)	(26,757)
Accumulated other comprehensive income (loss):
Actuarial gains and losses	(1,309)	1,275	—
Translation adjustments under IFRS (including net investment hedge)	(814)	(4,630)	1,621
Unrealized holding gain (loss) on available for sale securities, net of tax	2,767	1,349	(67)
Other derivatives and hedging activities, net of tax	(10,402)	28,335	27,108

U.S. GAAP shareholders’ equity	(1,387,462)	(1,368,397)	(1,453,977)

The differences included in the Reconciliation Table above are explained in the following items

1.    Minority Interest

Under IAS 27 (Revised), Consolidated and separate financial statements, minority interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity.

Under U.S. GAAP minority interests are presented outside equity, between liabilities and equity.

2.    Business Combination and Goodwill

WAM Acquisition, S.A. (hereinafter “WAM”) had no substantive operations before acquiring Amadeus Global Travel Distribution, S.A. (hereinafter “Amadeus”) in a highly leveraged buyout transaction (see note 15). WAM was created and financed through financial debt in order to launch a tender offer for all the shares of Amadeus. The majority of the exchange offer was done through the issuance of equity instruments and the amount of cash paid to the former shareholders of Amadeus represented more than 80% of the mentioned exchange offer. The three former controlling shareholders of Amadeus contributed their stake in Amadeus to WAM for an identical stake in WAM plus a cash distribution and surrendered their voting rights in excess of their share ownership percentages.

IFRS 3 does not differentiate transactions that are financed internally or externally by the acquiring entity. The transaction was considered, in substance, an acquisition of a business for cash that resulted in WAM ownership of the shares of Amadeus. As a consequence, under IFRS, 100% of Amadeus was accounted for at the fair value of assets and liabilities of Amadeus acquired in the business combination.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Under U.S. GAAP, EITF Issue No 88-16 Basis in Leveraged Buyout Transactions” deals with leveraged buyout (LBO) transactions.

It was concluded that this transaction was within the scope and of EITF 88-16 considering the following reasons:

•

The intention of WAM’s shareholders was to acquire 100% of Amadeus in a highly leveraged transaction and they acquired all but an insignificant number of Amadeus stock (remaining minority interest amounts to 0.31%);

•	A new control Group obtained unilateral control of WAM and that control Group did not have previously any control or participation in Amadeus;

•	The fair value of the securities issued by WAM to acquire Amadeus in the exchange offer was determinable;

•	At least 80% of the fair value of consideration paid to acquire Amadeus equity interests comprised monetary consideration.

The accounting treatment for LBO transactions within the scope of EITF 88-16, is similar to the accounting for purchase business combinations under FAS 141 and as a consequence, under both a partial change in accounting basis is appropriate due to a change in control of voting interest.

Accordingly, the carrying amount of WAM’s investment in Amadeus was determined as follows:

•	The interests in WAM of shareholders that did not have a residual interest in Amadeus, basically those of Amadelux, were considered at fair value.

•	The lesser of the continuing shareholders’ residual interests in Amadeus or WAM, basically those of Air France, Iberia and Lufthansa, was carried over at shareholder’s predecessor basis.

Consequently, each asset and liability acquired was reflected at its fair value to the extent acquired and at its historical cost, respectively to the rights of the Amadeus’ shareholders who contributed their historical stake in Amadeus to WAM. As a result the accounting base of intangible assets is different under U.S. GAAP than under IFRS and therefore the amortization is also different under both GAAP.

This treatment is consistent with EITF Issue 90-12, “Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue 88-16”, which states that in a leveraged buyout (LBO) transaction in which a portion of Newco’s investment in Oldco is valued at predecessor basis, Newco’s investment in Oldco should be allocated to individual assets and liabilities in a manner similar to a step acquisition (i.e., the partial purchase method).

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

Under US GAAP the assets and liabilities acquired and the goodwill generated in the leverage buy out are different than those under IFRSc as detailed below:

	Carrying amounts after combination under IFRS	Carrying amounts after combination under US Gaap	Difference
Current Assets	710,612	710,612	0
Tangible Assets	305,221	305,221	0
Intangible Assets Net	4,734,646	3,045,010	1,689,636
Patents, trademarks and licenses	323,439	193,691	129,748
Technology and content	1,277,413	832,122	445,291
Contractual relationships	893,554	545,505	348,049
Goodwill	2,238,660	1,472,112	766,548
Other intangible assets	1,580	1,580	0
Other non current assets (including deferred tax asset)	190,818	188,845	1,973

Liabilities
Deferred Tax Liabilities	824,482	494,215	330,267
Defined Benefit Plan Liability	25,411	16,694	8,717
Other liabilities	876,969	875,041	1,928

Net Asset Acquired	4,214,435	2,863,738	1,350,697

3.    Contingent Consideration

In the third quarter of 2002, Amadeus acquired a 95% stake of AMADEUS SCANDINAVIA AB, while in the first quarter of 2003 it acquired the remaining 66% of Amadeus Germany GmbH (Start Amadeus), in the first quarter of 2005 Opodo Limited acquired a 100% controlling stake in Karavel S.A. and in September 2006 Amadeus acquired the 99.7% of TravelTainment. A part of the purchase price in the afore mentioned acquisitions consisted of a contingency, based on future bookings in the case of first two acquisitions, on future turnover and operating income in the case of Karavel S.A. and on Bookings, sales and EBIT in the case of TravelTainment.

Under IFRS, in accordance with IFRS 3 (and previously IAS 22), Business Combinations, this type of contingency should be included in the cost of the acquisition as of the date of acquisition if the contingency is probable and the amount can be measured reliably. Therefore the Company has included in the cost of the acquisitions the net present value of the deferred consideration.

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

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

4.    Capitalization of Software Developed for Internal Use

Under IFRS, the Company has capitalized certain administrative costs as part of the software developed for internal use, according to the fact that the mentioned costs are direct costs of the capitalized projects.

Under U.S. GAAP, according to SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, these administrative costs should not be capitalized.

5.    Natural Hedge

Under IAS 39, Financial instruments: recognition and measurement, the use of non-derivative instruments (as for example, debt in US $) are permitted to be used as a hedging instrument in order to cover foreign exchange risks that qualify to be considered as a cash flow hedge under IFRS (see note 19.b).

Under SFAS 133, Accounting for derivative instruments and hedging activities, the use of non-derivative instruments is permitted for unrecognized firm commitments and net investments in foreign operations only, therefore the gain and losses arising from the natural hedge (cash flow hedge) must be recognized within profit and loss in the period they occurred.

6.    Restructuring expenses

Under IAS 37, “Provisions, contingent liabilities and contingent assets”, a provision for restructuring was fully recognized when the conditions for recognition of provisions were met.

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued.

Amadeus France Services’ employees are required to render service until they are terminated in order to receive the termination benefits and there are no termination benefits offered for a short period of time in exchange for employees’ voluntary termination of service (see note 14.c). Although the liability recognized for this termination is in accordance with IAS 37, under US GAAP, SFAS 146, Costs associated with exit or disposal activities, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability determined in the mentioned way shall be then recognized ratably over the future service period.

As a result there are differences between IFRS and US GAAP in the timing of the recognition of restructuring costs.

7.    Intangible Assets Impairment reversal

Under IAS 36, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount (i.e., the higher of the asset’s fair value less costs to sell and its value-in-use). The value-in-use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.

Under SFAS No.144 a recoverability test must first be performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test,

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

the impairment loss is calculated as the excess of the asset’s carrying amount over its fair value, which is frequently calculated by reference to the discounted cash flows. If the recoverability test is passed, then no impairment is recorded.

In addition, IAS 36 requires the subsequent reversal of impairment losses (excluding those attributable to goodwill) when certain criteria are met while SFAS No. 144 prohibits reversals of impairment losses for assets to be held and used, as the impairment loss results in a new cost basis for the asset.

Under U.S. GAAP WAM has reviewed the impairment tests of long lived assets as of December 31, 2006 and 2005 and July 31, 2006, by the application of SFAS No.144 resulting in the following differences: (i) the elimination of the impairment recorded under IFRS and (ii) the elimination of the impairment reversal recorded under IFRS (which are not applicable under U.S. GAAP). As a consequence of the mentioned differences, the amortization expense recorded under IFRS has been reviewed due to the different amortization base under U.S. GAAP.

8.    Tax effect of the above adjustments and deferred taxation under SFAS No.109

At 2 November 2006, the Corporation Income Tax Rate was modified by the Spanish Government for future years. The enacted tax law specifies that the current corporate income tax rate will change from 35% for fiscal year 2006 to 32.5% for the fiscal year beginning 1 January 2007 and to 30% for fiscal years beginning 1 January 2008.

KEURs	31/12/2006		31/07/2006		31/12/2005
	Equity	Net Income	Equity	Net Income	Equity	Net Income
Change in tax law	—	2,800	—	—	—	0
Tax effect of the adjustments	(1,248)	197	(1,445)	(1,089)	(18)	319

Total	(1,248)	2,997	(1,445)	(1,089)	(18)	319

Under IAS 12, “Income Taxes”, (IAS 12), the modification of deferred tax assets and liabilities related to the change in tax rate laws were accounted in the income statement, except to the extent that it relates to items previously charged or credited to equity. Under SFAS No. 109, deferred tax assets and liabilities shall also be adjusted and the effect of a change in tax laws and rates shall be included in the income from continuing operations for the period that includes the enactment.

As a result the change of income tax rate registered in IFRS equity as of December 31, 2006 was adjusted by reducing the U.S. GAAP equity by KEURs 2,800 and increasing the net income of the same amount.

WAM Acquisition has not identified any other difference from the application of IFRS and U.S. GAAP for tax matters.

Other Significant Accounting Policies

Revenue Recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The fee amount is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end customer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

Revenue for sales where the Group acts as a principal and purchases products for resale (airline seats, hotel bookings, dynamic and pre-packaged tours), is recognised when reservations are used by the end customer. For reservations which have been made but not yet used by the end customer, the Group recognises a deferred income.

Revenue for sales where the Group acts as an agent are booked by the amount of the commission received.

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

Under IFRS, the Company adopted, on January 1, 2001, IAS 39, Financial Instruments: Recognition and Measurement, which is not significantly different to SFAS 133 as applied to the Group (see Note 4.q).

The only significant difference in respect of accounting for derivatives and hedge accounting is the reconciling item in respect of the cash flow hedge (natural hedge) previously explained in adjustmente 5.

Post-Employment Benefits: Defined Benefit Plans

Under IFRS, WAM Acquisitions’ accounting policy consists in applying the following options permitted by IAS 19 (see Note 4.l):

•

For funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognized as a liability or an asset in the balance sheet.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

However an excess of assets is recognized only to the extent that it represents a future economic benefit which is available to the Group, for example in the form of refunds from the plan or reductions in future contributions,

•

For actuarial gains and losses outside profit or loss, pursuant to IAS 19, the actuarial gains and losses shall be presented in a statement of changes in equity titled “statement of recognised income and expense”.

Under U.S. GAAP, SFAS 87 does not allow the afore mentioned treatment for actuarial gains and losses and requires that those amounts should be in principle deferred and subject to amortization. However, as required by SFAS 87, Employer’s accounting for pension, when an employer is acquired in a business combination and that employer sponsors a single-employer defined benefit pension plan, the assignment of the purchase price to individual assets acquired and liabilities assumed shall include a liability for the projected benefit obligation in excess of plan assets or an asset for plan assets in excess of the projected benefit obligation, thereby eliminating any previously existing unrecognized net gain or loss, unrecognized prior service cost, or unrecognized net obligation or net asset existing at the date of initial application of this Statement. As a result the effects of gains and losses of Amadeus’ plans that occurred before the acquisition are not a part of future net periodic pension cost of the acquirer and there is no difference of GAAP as of the date of the business combination. Subsequently, to the extent that those amounts are considered in determining the amounts of contributions, differences between the purchaser’s net pension cost and amounts contributed will reduce the liability or asset recognized at the date of the combination.

Consequently, the adjustment was not disclosed in our U.S. GAAP reconciliation because there is no material impact in reducing the equity and amortizing such amount on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.

As of December 31, 2006, WAM Acquisitions adopted SFAS No. 158, “Employers´ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)”, that requires an entity to recognize in its statement of financial position an asset for a defined benefit pension or postretirement plan’s overfunded status or a liability for a plan’s underfunded status, and to recognize changes in that funded status in the year in which the changes occur through Other Comprehensive Income (Loss). As a result of the application of SFAS No 158 in 2006 there is no material impact on our U.S. GAAP reconciliation.

New Accounting Standards

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”, (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 will be effective 1 January 2008, and retrospective application is not permitted. If WAM Acquisition elects to apply the fair value option to any eligible items that exist at 1 January 2008, the effect of the first re-measurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. WAM Acquisition is currently evaluating the provisions of this statement.

SFAS No. 158—Fair Value Statement of Financial Accounting Standards No. 158: Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

In September 2006, the FASB issued this Statement that improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This requirement has not had a material effect in our results of operations or cash flows under US GAAP.

This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company does not anticipate that the adoption of this requirement will have a significant effect in its results of operations, financial position or cash flows.

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (SFAS No. 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. SFAS No. 157 will be effective 1 January 2008, with early application permitted. WAM Acquisition is currently evaluating the provisions of this statement.

FIN No. 48—In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, (SFAS No. 109). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. The provisions of FIN No. 48 are effective 1 January 2007 for WAM Acquisition. WAM Acquisition is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

SFAS No. 156—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, (SFAS No. 156)—An Amendment of FASB Statement No. 140.” This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, (SFAS No. 140) with respect to the accounting for separately recognized servicing assets and servicing liabilities. WAM Acquisition is required to adopt SFAS No. 156 effective 1 January 2007 WAM Acquisition is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

SFAS No. 155—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, (SFAS No. 155)—An Amendment of FASB Statements No. 133 and 140.” SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (SFAS No. 133) and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For WAM Acquisition, SFAS No. 155 is effective for all financial instruments acquired or issued on or after 1 January 2007. WAM Acquisition is currently evaluating the effect of this statement on the consolidated results of operations, financial position or cash flows.

EITF 06-3: How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. EITF 06-3 will be effective for annual reporting periods beginning after December 15, 2006. The Company considers that the adoption of this requirement will not have a significant effect in its results of operations, financial position or cash flows.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, ‘Accounting for Planned Major Maintenance Activities’. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operation and financial presentation.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

APPENDIX

Summary of the consolidated Group companies as of December 31, 2006 and July 31, 2006:

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Fully consolidated companies
Access E-Media Limited (16)	Benyon Grove—Orton Malborne. Peterborough PE2. 5P	U.K.	E-commerce	99.69%	—

Amadeus América SA	Av. del Libertador 1068, 6 piso. Buenos Aires C1112ABN.	Argentina	Regional Support	99.69%	99.69%

Amadeus Américas Inc.	9250 NW 36th Street. Miami, Florida 33178.	U.S.A.	Regional Support	99.69%	99.69%

Amadeus Argentina S.A.	Av. Libertador 1068, 6 piso. Buenos Aires C1112ABN.	Argentina	Distribution	95.19%	95.19%

Amadeus Asia Ltd.	21st and 27th Floor, Capital Tower. 87/1 All Season Place. Wireless Road, Lumpini, Pathumwan. 10330 Bangkok.	Thailand	Regional Support	99.69%	99.69%

Amadeus Austria Marketing GmbH	Alpenstrasse 108A. A-5020 Salzburg.	Austria	Distribution	99.69%	99.69%

Amadeus Benelux N.V./S.A.	Medialaan, 30. Vilvoorde 1800.	Belgium	Distribution	99.69%	99.69%

Amadeus Beteiligungs GmbH	Unterreut 6. 76135 Karlsruhe.	Germany	Holding	99.69%	99.69%

Amadeus Bolivia SRL	Edificio Illimani II, Local 15. Av. 6 de Agosto 2512. Esquina Pedro Salazar. La Paz.	Bolivia	Distribution	96.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus Brasil Ltda.	Av. Rio Branco 85, 10th Floor. Rio de Janeiro CEP 20040-004.	Brazil	Distribution	75.76%	75.76%

Amadeus Bulgaria EOOD	1, Bulgaria Square, 16th Floor. Triaditza Region. 1463 Sofia.	Bulgary	Distribution	99.69%	99.69%

Amadeus Central and West Africa S.A.	2 Avenue Treich Lapleine, Plateau. Boite Postale V228. Abidjan 01.	Ivory Coast	Distribution	99.69%	99.69%
Amadeus Data Processing GmbH (15)	Berghamer Strasse 6. D-85435. Erding. Munich.	Germany	Data Processing	99.69%	99,69%

Amadeus Denmark A/S (5)	Banestroget 13. Taastrup DK 2630. Copenhagen.	Denmark	Distribution	99.69%	99.69%

Amadeus Egypt Computerized Reservation Services S.A.E.	Units 81/82/83 Tower A2 at Citystars. Cairo.	Egypt	Distribution	99.69%	99.69%

Amadeus France SNC	Le Seine Saint Germain Bâtiment C, 2-8 Ave. Du Bas-Meudon. F-92445 Issy-Les-Moulineaux Cedex.	France	Distribution	99.69%	99.69%

Amadeus France Services S.A. (7)	Le Seine Saint Germain Bâtiment C, 2-8 Ave. Du Bas-Meudon. F-92445 Issy-Les-Moulineaux Cedex.	France	Distribution	89.36%	89.36%

Amadeus GDS LLP	86, Gogol Street. Rooms 709, 712, 713, 7th floor. 480091 Almaty.	Kazakhstan	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus GDS (Malaysia) Sdn. Bhd.	Suite 1005, 10th Floor. Wisma Hamzah-kwong Hing. nº 1 Leboh Ampang. Kuala Lumpur 50100.	Malaysia	Distribution	99.69%	99.69%

Amadeus GDS Singapore Pte. Ltd.	600 North Bridge Road 15-06. Parkview Square. Singapore 188778.	Singapore	Distribution	99.69%	99.69%

Amadeus Germany GmbH	Marienbader Platz 1. 61348 Bad Homburg.	Germany	Distribution	99.69%	99.69%

AMADEUSGLOBAL Ecuador S.A.	Av. Córdova 1021 y Av. 9 de Octubre. Edificio San Francisco 300. Piso 18, Oficina 1. Guayaquil.	Ecuador	Distribution	99.69%	99.69%

Amadeus GTD (Malta) Limited	Birkirkara Road. San Gwann. SGN 08.	Malta	Distribution	99.69%	99.69%

Amadeus IT Group, S.A.	Salvador de Madariaga 1. 28027 Madrid.	Spain	Group Management	99.69%	99.69%

Amadeus Global Travel Israel Ltd.	14 Ben Yehuda St. 61264 Tel Aviv.	Israel	Distribution	99.69%	89.72%

Amadeus GTD Australia Pty. Ltd.	Level 12, 300 Elizabeth Street. Surry Hills. Sydney 2010 NSW.	Australia	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus GTD Ltd.	Rahimtulla Tower, 3rd Floor. Upper Hill, Nairobi 00100.	Kenya	Distribution	99.69%	99.69%

Amadeus GTD Southern Africa Pty. Ltd.	Turnberry Office Park. 48 Grosvenor Road, Bryanston. 2021 Johannesburg.	South Africa	Distribution	99.69%	99.69%

Amadeus GUAM LLC. (1)	2711 Centerville Road Suite 400. Wilmington, Delaware 19808.	U.S.A.	Regional Support	99.69%	—

Amadeus Hellas S.A.	Sygrou Ave. 157. 17121 N. Smyrni—Athens.	Greece	Distribution	99.69%	99.69%

Amadeus Honduras, S.A. (1)	Edificio El Ahorro Hondureño. Cía. de Seguros, S.A. 4to Nivel—Local B. Av. Circunvalación. San Pedro Sula.	Honduras	Distribution	99.69%	99.69%

Amadeus Hong Kong Ltd.	Unit 3702-3704, 36th Floor Gloucester Tower. 11 Pedder Street, Central Hong Kong.	Hong Kong	Distribution	99.69%	99.69%

Amadeus Hospitality GmbH (9)	Baldhamer Strasse 39. 85591 Vaterstetten.	Germany	Software development	99.69%	99.69%

Amadeus Hospitality S.A.S. (merged with Otedis)	5, rue Ventoux. Evry Cedex 91019.	France	Software development	99.69%	99.69%

Amadeus Japan K.K.	21 Ichibancho. Chiyoda-ku. Tokio.	Japan	Distribution	99.69%	99.69%

Amadeus Magyaroszag Kft	1075 Budapest. Madách Imre út 13-14. Budapest.	Hungary	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus Marketing (Ghana) Ltd.	Ground Floor, Millenium Heights Building. 14 Liberation Link. Airport Commercial Area. Accra.	Ghana	Distribution	99.69%	99.69%

Amadeus Marketing Ireland Ltd.	Unit 9-12 Morrison Chambers. 27-32 Nassau Street. Dublin 2.	Ireland	Distribution	99.69%	99.69%

Amadeus Marketing Italia S.P.A.	Via Solferino, 7. I-20121 Milano.	Italy	Distribution	99.69%	99.69%

Amadeus Marketing Nigeria Ltd.	3rd floor, Maku Plaza. 109 C Awolowo Road. Ikoyi, Lagos.	Nigeria	Distribution	99.69%	99.69%

Amadeus Marketing Phils Inc.	Suite 1504 - Antel Corporate Centre. 139 Valero St., Salcedo Village. Makati City.	Philippines	Distribution	99.69%	99.69%

Amadeus Marketing Romania S.R.L.	10-12 Gheorge Sontu Street, Sector 1. 712643 Bucharest.	Romania	Distribution	99.69%	99.69%

Amadeus Marketing (Schweiz) A.G.	Pfingstweidstrasse 60. Zurich CH 8005.	Switzerland	Distribution	99.69%	99.69%

Amadeus Marketing (UK) Ltd.	The Web House. 106 High Street. Crawley. RH10 1BF West Sussex.	U.K.	Distribution	99.69%	99.69%

Amadeus México S.A. de C.V. (1)	Pº de la Reforma nº 265, Piso 11. Col. Cuauhtemoc 06500 México D.F.	Mexico	Distribution	99.69%	99.69%

Amadeus North America Inc.	9250 NW 36th Street. Miami, Florida 33178.	U.S.A.	Distribution	99.69%	99.69%

Amadeus Norway AS (5)	Magnus Poulssons Vei 7. Lysaker N 1324.	Norway	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus Paraguay S.R.L.	Luis Alberto Herrera 195, 3º piso. Edificio Inter Express, Oficina 302. Asunción.	Paraguay	Distribution	99.69%	99.69%

Amadeus Perú S.A.	Víctor Andrés Belaúnde, 147. Edificio Real 5, Oficina 902. San Isidro, Lima.	Peru	Distribution	99.69%	99.69%

Amadeus Polska Sp. z o.o.	Ul. Ludwiki 4. PL -01-226 Warsaw.	Poland	Distribution	99.69%	99.69%

Amadeus Revenue Integrity Inc.	3530 E Campo Abierto - Suite 200. Tucson 85718, Arizona.	U.S.A.	Information Technology	99.69%	99.69%

Amadeus Receptionsservice AB (17)	c/o Advokatfirman Fylgia KB. Nybrogatan 11 4 tr. PO Box 55555 102 04 Stockholm	Sweden	—	—	99.69%
Amadeus Rezervasyon Dagitim Sistemleri A.S.	Muallim Naci Caddesi 81 Kat 4. Ortaköy 80840 Istanbul.	Turkey	Distribution	99.69%	99.69%

Amadeus s.a.s.	Les Bouillides, 485 Route du Pin Montard. Boite Postale 69. F-06902 Sophia Antipolis Cedex.	France	Software development and software definition	99.69%	99.69%

Amadeus Saudi Arabia Limited (13)	Nº 301, Third Floor. Saudi Business Center. Medina Road, Sharafia Quarter. Jeddah.	Saudi Arabia	Distribution	99.69%	99.69%

Amadeus Scandinavia AB	Gävlegatan 22. P.O. Box 6602. SE 113 84, Stockholm.	Sweden	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Amadeus Services Ltd.	World Business Centre 3. 1208 Newall Road. Heathrow Airport. Hounslow TW6 2RB Middlesex.	U.K.	Software development	99.69%	99.69%

Amadeus Services Asia-Pacific Pty. Ltd.	Suite 205, 4 Bridge Street. Sydney NSW 2000.	Australia	Software development	99.69%	99.69%

Amadeus Sweden AB (5)	Gävlegatan 22. P.O. Box 6602. SE 113 84, Stockholm.	Sweden	Distribution	78.01%	78.01%

Amadeus Technology Center Nordic AB	Bohusgatan 4. Halmstad S-302 38.	Sweden	Software development	99.69%	99.69%

Amadeus Verwaltungs GmbH	Unterreut 6. 76135 Karlsruhe.	Germany	Holding	99.69%	99.69%

Americs AB (5) (11)	Advokatfirma Fylgia KB, PO Box 555 55,102 04 Stockholm.	Sweden	Distribution	99.69%	99.69%

CRS Amadeus America S.A. (11)	Av. 18 de Julio 841. Montevideo 11100.	Uruguay	Regional Support	99.69%	99.69%

Enterprise Amadeus Ukraine	51/27, Voloska str., office 59, Kiev. 04070.	Ukraine	Distribution	99.69%	99.69%

Eviaggi.com S.p.A. (10)	Via Solferino 7. 20121 Milan.	Italy	E-commerce	75.19%	75.19%

Hogatex Austria (14)	Alpenstrasse 108A. A-5020 Salzburg.	Austria	Software development	99.69%	99.69%

Hogatex Finland (9)	Itämerenkatu 1. F-00180 Helsinki.	Finland	Software development	99.69%	99.69%

ICSA-T France S.A.R.L. (4) (11)	20 Boulevard Malesherbes. F-75008 Paris.	France	Software development	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
ICSA-T N.V. (11)	General Lemanstraat 27. Antwerp 2018.	Belgium	Software development	99.69%	99.69%

IFF Institut für Freizetanalysen GmbH. (16)	Universitätsstrasse 90. Bochum 44789.	Germany	E-commerce	99.69%	—

IFF Polska Sp. z o.o. (16)	Ul. Ostrobramska 101. 04 – 041. Warszawa	Poland	E-commerce	99.69%	—

Karavel S.A. (10)	17, rue de l’Echiquier. 75010. Paris.	France	E-commerce	75.19%	75.19%

Moneydirect Limited NZ (12)	Level 9, 63 Albert Street. Auckland.	New Zealand	Software development	99.69%	99.69%

Moneydirect Pty. Ltd. (12)	Level 12, 300 Elizabeth Street Locked Back A5085. NSW1235 Sydney.	Australia	Software development	99.69%	99.69%

NMC Eastern European CRS B.V.	Schouwburgplein 30-34. 3012 CL Rotterdam.	The Netherlands	Distribution	99.69%	99.69%

Opodo GmbH (10)	Beim Strohhause 31. Hamburg 20097.	Germany	E-commerce	75.19%	75.19%

Opodo Limited	Waterfront Hammersmith Embankment. Chancellors Road, London W6 9 RU.	U.K.	E-commerce	75.19%	75.19%

Opodo S.A.R.L. (10)	13 rue Camille Desmoulins. 92441 Issy Les Moulineaux Cedex.	France	E-commerce	75.19%	75.19%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Optims Asia Ltd (3)	MAXWELL, 02-01 14 Science Park Drive. Singapore Science Park I. 118226.	Singapore	Software development	99.69%	99.69%

Optims Italy S.R.L. (8)	Via Ugo de Carolis, 6. 00136 Roma.	Italy	Software development	99.69%	99.69%

Optims U.K. Ltd (9) (17)	The Bellbourne 103 High Street. Esther Survey. KT 109 KE.	U.K.	Software development	99.69%	99.69%

Otedis SAS (19)	5 Rue du Ventoux. 91019 Evry Cedex.	France	Software development	—	99.69%

Prologest S.A. (9)	Amsterdam s/n 28042 Madrid.	Spain	Software development	99.69%	99.69%

Promovacances S.A.R.L. (10) (11)	17, rue de l’Echiquier 75010 Paris.	France	E-commerce	75.19%	75.19%

Quest Travel Limited (10)	Waterfront Hammersmith Embankment. Chancellors Road, London W6 9 RU.	U.K.	E-commerce	75.19%	75.19%

SIA Amadeus Latvija	18 Valnu Street, 5th Floor. LV-1050 Riga.	Latvia	Distribution	99.69%	99.69%

Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA), Sociedad Unipersonal	Zona Industrial 2, La Muñoza. 28042 Madrid.	Spain	Distribution	99.69%	99.69%

Sistemas de Reservaciones CRS de Venezuela, C.A.	Avenida Romulo Gallego. Torre KLM, Piso 8, Oficina A y B. Urbanización Santa Edubiges. Caracas.	Venezuela	Distribution	99.69%	99.69%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006 (Unaudited)	31/07/2006 (Unaudited)
Travellink AB (10)	Sturegatan 2, 12th Floor. Box 1108. SE 172 22 Sundyberg.	Sweden	E-commerce	75.19%	75.19%

Traveltainment AG	Heiden Hof Weg 23 C, Aachen 52080.	Germany	E-commerce	99.69%	—

UAB Amadeus Lietuva	Juozapaviciaus 6-2. 2005 Vilnus.	Lithuania	Distribution	99.69%	99.69%

Vacation.com Inc. (1)	1650 King Street Suite 450. Alexandria, VA 22314.	U.S.A.	Distribution	99.69%	75.19%

Vacation.com Canada Inc. (1)	717/719/721 Yonge Street. Toronto.	Canada	Distribution	99.69%	99.69%

Vivacances S.A. (10)	17, Rue Camille Desmoulins 92130 Issy les Moulineaux.	France	E-commerce	75.19%	75.19%

WAM Acquisition S.A.	Salvador de Madariaga 1. 28027 Madrid.	Spain	Group management	N/A	N/A

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006	31/07/2006
Investments carried under the equity method

Amadeus Algerie SARL	Quatre Chemin de Bachdjarah. 16231 Hai El Badr, Kouba.	Algery	Distribution	39.87%	39.87%

Amadeus Gulf L.L.C.	7th Floor, Al Kazna Insurance Building, Banyas Street. P.O. Box 46969. Abu Dhabi.	United Arabian Emirates	Distribution	48.85%	48.85%

Amadeus Kuwait Company W.L.L.	Al Abrar Commercial Center, 10th Floor, Plt 1-2 Salhiya Area. Fahd Al Salem Street, Kuwait.	Kuwait	Distribution	34.89%	34.89%

Amadeus Marketing CSA s.r.o.	Gestim Centrum V Celnici 1040 / 5 110 00. Praha 1.	Czech Rep.	Distribution	34.89%	34.89%

Amadeus Maroc S.A.S.	Route du complexe Administratif. Aéroport Casa Anfa. BP 8929, Hay Oulfa. Casablanca 20202.	Morocco	Distribution	29.90%	29.90%

Amadeus Qatar W.L.L.	Al Darwish Engineering W.W.L. Building nº 94, “D” Ring road 250. Hassan Bin Thabit - Street 960. Doha.	Qatar	Distribution	39.87%	39.87%

Amadeus Sudani co. Ltd.	Street 3, House 7, Amarat. Khartoum 11106.	Sudan	Distribution	39.87%	39.87%

Amadeus Tunisie S.A.	41 bis. Avenue Louis Braille. 1002 Tunis—Le Belvedere.	Tunis	Distribution	29.90%	29.90%

Comtec (Europe) Limited	6th Floor. Gwent House, Gwent Square. Cwmbran South Wales NP44 1PL Gwent.	U.K.	Information Technology	19.94%	19.94%

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

				Percentage of participation (2) (19)	Percentage of participation (2) (19)
Name	Social Address	Country	Activity	31/12/2006	31/07/2006
Internet Travel Agent Inc. (1)	141 Portland Street. Suite 700. Cambridge. MA 02139.	U.S.A.	Software development	22.33%	22.33%

Jordanian National Touristic Marketing Private Shareholding Company	Second Floor, nº 2155. Abdul Hammed Shraf Street Shmisani. Aman.	Jordan	Distribution	49.85%	49.85%

Qivive GmbH (6) (11)	c/o Rechtsanwälte Amend Minnholzweg 2b. 61476 Kronberg im Taunus.	Germany	Information Technology	33.20%	33.20%

Red Universal de Marketing y Bookings Online, S.A. (RUMBO)	Calle Proción 1-3, P.B., Local B. La Florida. 28023 Madrid.	Spain	E-commerce	49.85%	49.85%

Sociedad Amadeus-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.	Carrera 9 NO.73-44. Piso 3. Edificio Fiducafe. Santa Fé de Bogotá.	Colombia	Distribution	49.85%	49.85%

Topas Co. Ltd.	Marine Center New building, 19th Floor SI, Sogong-Dong. Chung-Ku. Seoul.	South Korea	CRS Regional	31.90%	31.90%

Traventec Limited (6)	Galway Business Park, Dangan Newcastle. Galway.	Ireland	Information Technology	44.86%	44.86%

(1)	The participation in these companies is held through Amadeus Americas Inc.
(2)	In certain cases companies are considered to be wholly owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders are not entitled to any economic rights.
(3)	The participation in this company is held through Amadeus GDS Singapore Pte. Ltd.
(4)	The participation in this company is held through ICSA-T N.V. Business activity performed by ICSA-T N.V. and its subsidiaries are carried out by other Group Companies.
(5)	The participation in these companies is held through Amadeus Scandinavia AB.

WAM ACQUISITION, S.A.

Notes to the Unaudited Consolidated Annual Accounts as of December 31, 2006, July 31, 2006

and Selective Information for the Five Month Period Ended December 31, 2005. (Continued)

(Expressed in Thousands of Euros-Keurs)

(6)	The participation in these companies is held through Amadeus Germany GmbH.
(7)	The participation in this company is held through Amadeus France SNC.
(8)	The participation in this company is held through Amadeus Marketing Italia S.P.A.
(9)	The participation in these companies is held through Amadeus Hospitality S.A.S.
(10)	The participation in these companies is held through Opodo Limited.
(11)	These companies are under liquidation process.
(12)	The participation in these companies is held through Amadeus GTD Australia Pty. Ltd.
(13)	The indirect participation in this Company is held through NMC Eastern European CRS, B.V.
(14)	The participation in this company is held through Amadeus Austria Marketing GmbH.
(15)	The participation in this company is held through Amadeus Verwaltungs GmbH.
(16)	The participation in this company is held through TravelTainment AG.
(17)	This company has been liquidated.
(18)	This company has been liquidated and absorbed by Amadeus Hospitality S.A.S.
(19)	Except for what is indicated in footnotes 1 through 18 above, the participation in these companies is held through Amadeus IT Group, S.A.

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